Form 20-F
period 2015-12-31
BIO BLAST PHARMA LTD.
filed 2016-03-29
CIK 1596812

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number: 001-36578

Bio Blast Pharma Ltd.

(Exact name of Registrant as specified in its charter)

State of Israel

(Jurisdiction of incorporation or organization)

Connecticut Financial Center

157 Church Street (19th Floor)

New Haven, Connecticut 06510 USA

(Address of principal executive offices)

Mr. Colin Foster

Tel: 475-655-3032

Connecticut Financial Center

157 Church Street (19th Floor)

New Haven, Connecticut 06510 USA

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

Unless otherwise indicated, all references to the “Company,” “we,” “our” “us” and “Bio Blast” refer to Bio Blast Pharma Ltd. and its subsidiary, Bio Blast Pharma, Inc., a Delaware corporation. References to “U.S. dollars” and “$” are to the currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.01 per share.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to:

•	our expectations regarding the timing of commencing clinical trials with respect to our trehalose IV solution, BB-FA, our mitochondrial protein replacement platform, or mPRT, BBrm-02 and other product candidates;

•	our expectations regarding the progress of our clinical trials, including the duration, cost and whether such trials will be conducted at all;

•	the number, scope, size and design of our planned development programs, including preclinical and clinical trials;

•	our intention to apply for regulatory approval for our product candidates, and the costs and timing of such regulatory approvals;

•	the likelihood of regulatory approvals for our product candidates;

•	the timing, cost or other aspects of the commercial launch of our product candidates, including our intention to a build a commercial infrastructure to support commercialization of our product candidates;

•	future sales of our product candidates or any other future products or product candidates;

•	our ability to achieve favorable pricing for our product candidates;

•	the potential for our product candidates to receive designation as an orphan drug and implications if it does not receive such designation;

•	that our product candidates potentially offer effective solutions for various diseases;

•	whether we will develop certain product candidates internally or through strategic partnership;

•	our expectations regarding the manufacturing and supply of our product candidate for use in our clinical trials, and the commercial supply of our product candidates;

•	third-party payer reimbursement for our product candidates;

•	our estimates regarding anticipated expenses, capital requirements and our needs for substantial additional financing;

•	the ultra-rare diseases patient market size and market adoption of our product candidates by physicians and patients;

•	completion and receiving favorable results of clinical trials for our product candidates;

•	protection of our intellectual property, including issuance of patents to us by the U.S. Patent and Trademark Office, or USPTO, and other governmental patent agencies;

•	the development and approval of the use of our product candidates for additional indications other than ultra-rare diseases;

•	our expectations regarding commercial and pre-commercial activities; and

•	our expectations regarding licensing, acquisitions and strategic operations.

In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this annual report would not be interpreted differently in light of additional research and clinical and preclinical trials results. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D. - “Risk Factors” and in our other filings with the Securities and Exchange Commission, or the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report.

PART ONE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected financial data

Our historical financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from, and should be read in conjunction with, the financial statements of Bio Blast Pharma Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2013 and 2012 have been derived from the audited financial statements of Bio Blast Pharma Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical financial statements set forth in this annual report, and should be read in conjunction with those financial statements, the notes thereto and the discussion under Item 5 - “Operating and Financial Review and Prospects.”

As an "emerging growth company," and pursuant to the Jump Start our Business Startups Act of 2012, or the JOBS Act, we are not required to include selected financial data for periods before the earliest audited period presented in our initial public offering registration statement. Accordingly, we are not yet required to present five years of historical financial data.

Statement of Operations Data - Year Ended December 31

(in thousands of U.S. dollars, except share and per share data)

	2015	2014	2013	2012
Research and development	$7,694	$4,441	$732	$140
Pre-commercialization	829	-	-	-
General and administrative	6,953	2,639	416	86
Operating loss	15,476	7,080	1,148	226
Financial expenses (Income), net	(135)	(58)	(3)	3
Net comprehensive loss	15,341	7,022	1,145	229
Taxes on income	24	-	-	-
Deemed dividend	-	-	26	-
Net loss attributable to holders of Ordinary Shares	15,365	7,022	1,171	229
Net basic and diluted loss per Ordinary Share	1.08	0.57	0.14	0.03
Weighted average number of Ordinary Shares used in computing basic and diluted net loss per share	14,230,480	12,259,600	8,423,018	7,551,427

Balance Sheet Data - Year Ended December 31

(in thousands of U.S. dollars, except for share data)

	2015	2014	2013	2012
Working capital	$17,878	$30,605	$168	$75
Total assets	20,516	32,954	306	156
Shareholders' equity	17,932	30,674	175	75
Number of Ordinary Shares outstanding	14,230,480	14,230,480	9,182,867	7,551,427

3.B.	Capitalization and indebtedness

Not applicable.

3.C.	Reasons for the offer and use of proceeds

Not applicable.

3.D.	Risk factors

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

We are a development-stage biopharmaceutical company with a limited operating history. We have incurred net losses since our inception in January 2012, including a net loss of $15.4 million for the year ended December 31, 2015. As of December 31, 2015, we had an accumulated deficit of $23.8 million.

We have devoted substantially all of our financial resources to identify, acquire, license, and develop our product candidates, including conducting preclinical and clinical trials and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of equity securities. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations, or grants. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are in Phase 2 development of our lead product candidate, and our other product candidates are in various stages of preclinical development. It may be several years, if ever, before we have any product candidates approved for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of any markets in which our product candidates may receive approval, and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payers, and adequate market share for our product candidates in those markets.

We have incurred continuing losses, and depend on outside financing resources to continue our activities. On August 5, 2014, we completed a successful initial public offering that raised net proceeds of approximately $31.4 million, and in March 2016 we completed a $6.7 million registered direct offering of our ordinary shares and a private placement of warrants to purchase additional ordinary shares. In the opinion of our management and based on our current business plans, our balances of cash and cash equivalents including short-term bank deposits will enable us to fund our activities at least until the end of the second quarter of 2017. However, the actual amount of cash we will need to fund our operations is subject to many factors, including, but not limited to, the timing, design and execution of the clinical trials of our existing drug candidates, any future projects which may be in-licensed or any other business development activities. For example, changing circumstances and/or acquisition of new technologies may cause us to consume capital significantly faster than management currently anticipates and we may need to spend more money than currently expected because of, among others, circumstances beyond our control. Should we be unable to obtain additional funding required, we may reduce our activities until we have sufficient funds to continue.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	continue our research and preclinical and clinical development of our product candidates;

•	expand the scope of our current clinical trials for our product candidates;

•	advance our programs into more expensive clinical trials;

•	initiate additional preclinical, clinical, or other trials for our product candidates;

•	change or add additional manufacturers or suppliers;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials;

•	establish a sales, marketing, and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify, assess, acquire, license, and/or develop other product candidates;

•	make milestone or other payments under any license agreements;

•	seek to maintain, protect, and expand our intellectual property portfolio;

•	seek to attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts; and

•	experience any delays or encounter issues with any of the above, including but not limited to failed studies, complex results, safety issues, or other regulatory challenges that require longer follow-up of existing studies, additional major trials, or additional supportive trials in order to pursue marketing approval.

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

We have no products approved for commercialization and have never generated any revenue. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales for the foreseeable future. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	completing research and preclinical and clinical development of our product candidates;

•	obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

•	developing a sustainable and scalable manufacturing process for any approved product candidates and establishing and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount and quality) products to support clinical development and the market demand for our product candidates, if approved;

•	launching and commercializing product candidates for which we obtain regulatory and marketing approval, either directly or with a collaborator or distributor;

•	obtaining market acceptance of our product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

•	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

•	attracting, hiring, and retaining qualified personnel.

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

We are currently advancing our trehalose IV solution product candidate through clinical development and advancing our other product candidates, through preclinical development. Developing our product candidates is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates through clinical trials.

As of December 31, 2015, our cash and cash equivalents including short-term bank deposits were $19.3 million. In March 2016, we raised approximately $6.1 million in net proceeds in a registered direct offering of our ordinary shares and through the private sale of warrants to purchase ordinary shares. We expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations for at least until the end of the second quarter of 2017; however, we expect that we will require substantial additional capital to obtain regulatory approval for, and to commercialize, our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, preclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

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

We may be required to seek funds through arrangements with collaborative partners.

If we are unable to obtain funding through the sale of our Ordinary Shares or other equity securities on a timely basis, we may be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

We cannot assure you that we will be able to enter into these collaborations or that, if entered, they will produce successful products. Our potential dependence on collaborative arrangements with third parties subjects us to a number of risks. These collaborative arrangements may not be on terms favorable to us. Agreements with collaborative partners typically allow partners significant discretion in electing whether or not to pursue any of the planned activities. We may not be able to control the amount and timing of resources any collaborative partners may devote to products based on the collaboration, and potential partners may choose to pursue alternative products. Furthermore, potential partners may not perform their obligations as expected and our chances of successfully commercializing products could be materially and adversely affected.

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

To date, we have invested substantially all of our efforts and financial resources to identify, acquire, license, and develop our product candidates, including conducting preclinical and clinical trials and providing general and administrative support for these operations. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently generate no revenue from sales of any drugs, and we may never be able to develop or commercialize a marketable drug.

Each of our product candidates is in the early stages of development and will require additional non-clinical and clinical development, management of nonclinical, clinical, and manufacturing activities, regulatory approval, obtaining adequate manufacturing supply, building of a commercial organization, and significant marketing efforts before we generate any revenue from product sales. We currently have one product candidate in Phase 2 clinical trials. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

We as a company have never submitted marketing applications to the FDA or comparable foreign regulatory authorities. We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

We generally plan to seek regulatory approval to commercialize our product candidates in the United States, the European Union, and in additional foreign countries where we have commercial rights. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing, and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. If we are unable to obtain approval for our product candidates in multiple jurisdictions, our revenue and results of operations could be negatively affected.

The drug development and regulatory approval processes of the FDA and comparable foreign regulatory authorities are comprehensive and therefore may be lengthy. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is typically many years following the commencement of early stage clinical trials, and depends upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. We have not obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that a product candidate’s benefit/risk profile for its proposed indication is acceptable;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical or clinical trials;

•	the data collected from clinical trials for our product candidates may not be sufficient to support the submission of a new drug application, or NDA, or biologics license application, or BLA, or other marketing application and to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our preclinical or clinical data insufficient for approval.

The inability to meet the continuously evolving regulatory standards for approval may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical trials and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates that have shown promising results in early-stage clinical trials may still suffer significant setbacks in subsequent clinical trials. For example, the safety or efficacy results generated to date in preclinical and clinical trials for our trehalose IV solution, BBrm-02 and BB-FA, do not ensure that later clinical trials will demonstrate similar results. There is a high failure rate for drugs and biologics proceeding through clinical trials, and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical trials and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. We do not know whether any Phase 2, Phase 3, or other clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain regulatory approval to market our drug candidates.

Positive results of clinical trials may be different from results of other clinical trials, and positive data from open label clinical trials might not be replicated in subsequent open label or placebo controlled clinical trials.

On March 16, 2016, we reported positive final results from our open label HOPEMD Phase 2 clinical trial. This trial relates to the treatment of patients suffering from oculopharyngeal muscular dystrophy, or OPMD, with our lead product candidate, trehalose IV solution. These final results may not necessarily predict results from future trials. Acceptable results in our open label HOPEMD Phase 2 clinical trial might not be repeated in later trials or may not be statistically significant, because, among other things, early stage trials are often conducted in smaller groups of patients than later trials, and without the same trial design features, such as randomized controls. If the positive results are not replicated future trials or are not statistically significant, we might not be able to rationalize continued development of the product candidate, or substantiate our request to obtain approval from applicable regulatory authorities at a future time. In addition, the HOPEMD Phase 2 clinical trial is an open label trial, and accordingly, there are no placebo control subjects. Regulatory authorities typically will not accept results of open label trials when considering whether or not to approve a drug for commercialization.

We may find it difficult to enroll patients in our clinical trials given the limited number of patients who have the diseases for which our product candidates are being studied. Difficulty in enrolling patients could delay or prevent clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our product candidates. We may experience delays in our clinical trials if we encounter difficulties in enrollment in the future.

Each of the conditions for which we plan to evaluate our current product candidates is a rare genetic disease. Accordingly, there are limited patient pools from which to draw for clinical trials. We estimate that only several thousand patients in the United States suffer from each of OPMD, Friedreich's ataxia and spinal muscular atrophy, or SMA, deficiency for which our trehalose IV solution is being studied.

In addition to the rarity of these diseases, the eligibility criteria of our clinical trials will further limit the pool of available trial participants as we will require that patients have specific characteristics that we can measure or to assure their disease state is appropriate to include them in a trial. Additionally, the process of finding and diagnosing patients may prove costly. We also may not be able to identify, recruit, and enroll a sufficient number of patients to complete our clinical trials because of the perceived risks and benefits of the product candidate under trial, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients, and the patient referral practices of physicians. If patients are unwilling to participate in our trials for any reason, the timeline for recruiting patients, conducting trials, and obtaining regulatory approval of potential products may be delayed.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenue from any of these product candidates could be delayed or prevented. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process, and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may harm our business, financial condition, and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We may encounter substantial delays in completing our clinical trials, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time consuming, and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Events that may prevent successful or timely completion of clinical development include but are not limited to:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of human clinical trials;

•	delays in reaching a consensus with regulatory agencies on trial design;

•	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

•	imposition of a clinical hold by regulatory agencies, after review of an investigational new drug, or IND, application, or equivalent application, or an inspection of our clinical trial operations or trial sites;

•	delays in recruiting suitable patients to participate in our clinical trials;

•	difficulty collaborating with patient groups and investigators;

•	failure by our CROs, other third parties, or us to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s good clinical practices, or cGCP, requirements, or applicable regulatory guidelines in other countries;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	patients dropping out of a trial;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	the cost of clinical trials of our drug candidates being greater than we anticipate;

•	clinical trials of our drug candidates producing negative or inconclusive results, which may result in us deciding, or regulators requiring us, to conduct additional clinical trials or abandon drug development programs; and

•	delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue. In addition, we may need to conduct additional trials to bridge our repurposed product candidates to generic products in the market. We may also be required to conduct additional safety, efficacy and comparability studies before we will be allowed to start clinical trials with our repurposed drugs. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to obtain orphan exclusivity and to successfully commercialize our product candidates and may harm our business and results of operations.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Patients enrolled in our trials of our trehalose IV solution for OPMD, known as our open label HOPEMD clinical trial, and for spinocerebellar ataxia, known as our SCA3 trial, may suffer side effects associated with the use of our trehalose IV solution. Other enzyme replacement therapies have been associated with infusion-associated reactions due to a developing allergy to the product, which can cause rashes, pain, significant clinical disease, or even death. Our BB-FA and other mPRT product candidates may also cause these or similar side effects. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny or withdraw approval of our product candidates for any or all targeted indications.

The drug-related side effects could affect patient recruitment, the ability of enrolled patients to complete the trial, or result in potential product liability claims. We do not currently hold product liability insurance and do not anticipate obtaining product liability insurance until such time as we have received FDA or other comparable foreign authority approval for a product and there is a product that is being provided to third parties outside of clinical trials.

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

If our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing and quality, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing trials, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and potentially in other foreign jurisdictions. In addition, manufacturers and manufacturers’ facilities are required to comply with extensive FDA and other international regulatory regulations, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any approved NDA or BLA. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. We will also be required to routinely report adverse reactions and production problems, if any, to the FDA and other international regulatory agencies, and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have FDA or other international regulatory approval. The holder of an approved NDA or BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to product labeling or manufacturing process. We could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of our products in general or in specific patient subsets. If original marketing approval were to be obtained for our products via the accelerated approval pathways, we could be required to conduct a post-marketing confirmatory clinical trial. A post-marketing trial that fails to confirm the clinical benefit or failure to complete such a trial could result in the withdrawal of marketing approval.

If we or a regulatory agency discovers previously unknown problems such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other actions:

•	issue so-called Untitled or Warning Letters;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities; or

•	seize or detain products, or require a product recall.

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

Risks Related to our Reliance on Third Parties

We rely on third parties to conduct our preclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with cGCP and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of trial sponsors, principal investigators, trial sites, and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA, or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If any of our relationships with these third-party CROs are terminated, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our on-going clinical, nonclinical, and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements, or for other reasons, our clinical trials may be extended, delayed, or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. CROs may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

Switching or adding CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition, and prospects.

We rely completely on third parties to manufacture our preclinical and clinical drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of drug product, or fail to do so at acceptable quality levels or prices.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies for use in the conduct of our clinical trials, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that are used to manufacture our drugs, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and, if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete such trial, any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing, and potential regulatory approval of our product candidates, which could harm our business and results of operations.

We are subject to a multitude of manufacturing risks, any of which could substantially increase our costs and limit supply of our product candidates.

The process of manufacturing our product candidates is complex, highly regulated, and subject to several risks, including but not limited to:

•	the manufacturing facilities in which our product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures, and numerous other factors.

•	the process of manufacturing biologics, such as BB-FA, is highly susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes for any of our product candidates could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

•	Any adverse developments affecting manufacturing operations for our product candidates may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of our product candidates. We may also have to take inventory write-offs and incur other charges and expenses for product candidates that fail to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.

The drug substance and drug product for our product candidates are currently acquired from single suppliers. The loss of these suppliers, or their failure to supply us with the drug substance or drug product, could materially and adversely affect our business.

In specific instances we may rely on a single provider or manufacturer for our product candidates. For example, the raw materials used to manufacture our trehalose IV solution product candidate are acquired from a single third party drug products supplier. Additionally, our trehalose IV solution is manufactured by a single third party manufacturer. It is possible that we will be required to switch providers in the future. In such case, the process of switching suppliers and/or manufacturers may be costly and/or time consuming for us, involving the requirement to demonstrate product equivalency pre and post change, which may include the temporary suspension of a clinical trial or commercial sales of our candidate products.

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

We and our collaborators and contract manufacturers are subject to significant regulation with respect to manufacturing our product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements or have limited capacity.

All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates that may or may not be detectable in final product testing. The facilities and quality systems of some or all of our collaborators and third-party contractors may need to pass a pre-approval inspection by the FDA or other regulatory authorities for compliance with the applicable regulations as a condition of regulatory approval of our product candidates. In addition, the regulatory authorities may, at any time, inspect a manufacturing facility involved with the preparation of our product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. We are dependent on our contract manufacturing partners for compliance with all applicable regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever.

The regulatory authorities may also, at any time following approval of a product for sale, inspect the manufacturing facilities of our collaborators and third-party contractors. If any such inspection identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection, the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third party to implement, and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures required by us or third parties with whom we contract could materially harm our business.

Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer may need to be qualified through an NDA or BLA supplement or equivalent foreign regulatory filing, which could result in further delay. The regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Changing manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

These factors could cause us to incur higher costs and could cause the delay or termination of clinical trials, regulatory submissions, required approvals, or commercialization of our product candidates. Furthermore, if our suppliers fail to meet contractual requirements and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed or we could lose potential revenue.

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

Risks Related to Commercialization of Our Product Candidates

If the market opportunities for our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer. Because the target patient populations of our product candidates are small, we must be able to successfully identify patients and achieve a significant market share to achieve or maintain profitability and growth.

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

We have not yet secured manufacturing capabilities for commercial quantities of our product candidates. Although we intend to rely on third-party manufacturers for commercialization, we have only entered into agreements with such manufacturers to support our clinical trials. We may be unable to negotiate binding agreements with the manufacturers to support our commercialization activities at commercially reasonable terms.

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

We currently have no sales organization and a limited pre-commercial/marketing organization. If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any revenue.

Although our employees may have sold other similar products in the past while employed at other companies, we as a company have no experience selling and marketing our product candidates and we currently have no sales organization and limited pre-commercial/marketing organization. To successfully commercialize any products that may result from our development programs, we will need to develop these capabilities, either on our own or with others. If our product candidates receive regulatory approval, we intend to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates in major markets, which will be expensive, difficult, and time consuming. Any failure or delay in the development of our internal sales, marketing, and distribution capabilities would adversely impact the commercialization of our products.

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

The commercial success of any current or future product candidate will depend upon the degree of market acceptance by physicians, patients, third-party payers, and others in the medical community.

Even with the requisite approvals from the FDA and comparable foreign regulatory authorities, the commercial success of our product candidates will depend in part on the medical community, patients, and third-party payers accepting our product candidates as medically useful, cost-effective, and safe. Any product that we bring to the market may not gain market acceptance by physicians, patients, third-party payers, and others in the medical community. The degree of market acceptance of any of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy of the product as demonstrated in clinical trials and potential advantages over competing treatments;

•	the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;

•	the clinical indications for which approval is granted;

•	relative convenience and ease of administration;

•	the cost of treatment, particularly in relation to competing treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments; and

•	sufficient third-party insurance coverage and reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical and clinical trials, market acceptance of the product will not be fully known until after it is launched. Our efforts to educate the medical community and third-party payers on the benefits of the product candidates may require significant resources and may never be successful. If our product candidates are approved but fail to achieve an adequate level of acceptance by physicians, patients, third-party payers, and others in the medical community, we will not be able to generate sufficient revenue to become or remain profitable.

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

Our target patient populations are small, and accordingly the pricing, coverage, and reimbursement of our product candidates, if approved, must be adequate to support our commercial infrastructure. Our per-patient prices must be sufficient to recover our development and manufacturing costs and potentially achieve profitability. Accordingly, the availability and adequacy of coverage and reimbursement by governmental and private payers are essential for most patients to be able to afford potentially expensive treatments such as ours, assuming approval. Sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid for by health maintenance, managed care, pharmacy benefit, and similar healthcare management organizations, or reimbursed by government authorities, private health insurers, and other third-party payers. If coverage and reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a return on our investment.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about coverage and reimbursement for new drugs are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new drug will be covered and reimbursed under Medicare. Private payers tend to follow the coverage reimbursement policies established by CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for products such as ours.

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

Moreover, increasing efforts by governmental and third-party payers in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

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

We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property related to our technologies and product candidates. Our success depends in large part on our and our licensors’ ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries around the world with respect to our proprietary technology and products.

We have sought to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies, methods of treatments, formulations and products that are important to our business. This process is expensive, time consuming and inherently uncertain. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. It is also possible that some of our filed applications may not result in issued patents.

There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we or our licensors were the first to make the invention claimed in our owned and licensed patents or pending applications, or that we or any of our licensors were the first to file for patent protection of such inventions. Even if patents do successfully issue, and even if such patents cover our product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates, or prevent others from designing around our claims.

If we cannot obtain and maintain effective patent rights for our product candidates, we may not be able to compete effectively and our business and results of operations could be harmed.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the value, enforcement or defense of our issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. The United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. The laws of foreign countries also may not protect our rights to the same extent as the laws of the United States.

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

Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.

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

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture, or methods for treatment related to the use or manufacture of our product candidates. We have conducted limited freedom to operate analyses with respect to only certain of our product candidates, and therefore we do not know whether there are any third-party patents that would impair our ability to commercialize these product candidates. We also cannot guarantee that any of our analyses are complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the United States and abroad that is relevant or necessary to the commercialization of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

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

We currently have rights to the intellectual property through licenses from third parties and under patents that we own. Because our programs may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

If we are unable to successfully obtain rights to required third-party intellectual property rights, we may have to abandon development of that program and our business and financial condition could suffer.

We may face competition from biosimilars, which may have a material adverse impact on the future commercial prospects of our mitochondrial protein replacement platform.

Even if we are successful in achieving regulatory approval to commercialize a product candidate faster than our competitors, we may face competition from biosimilars with respect to BB-FA and future product candidates based on our protein replacement platform. In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar,” or biosimilar, to or “interchangeable” with an FDA-approved biological product. This new pathway could allow competitors to reference data from innovative biological products 12 years after the time of approval of the innovative biological product. This data exclusivity does not prevent another company from developing a product that is highly similar to the innovative product, generating its own data, and seeking approval. Data exclusivity only assures that another company cannot rely upon the data within the innovator’s application to support the biosimilar product’s approval.

In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data supporting approval of an innovative biological product, but will not be able to be commercialized until 10 years after the time of approval of the innovative product. This 10-year marketing exclusivity period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products.

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

We are a party to a number of intellectual property license agreements that are important to our business and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalties, and other obligations on us. If we fail to comply with, or have any dispute over our obligations under these agreements, or we are subject to a bankruptcy, we may lose the exclusivity of our license or the licensor may have the right to terminate the license, in which event we would not be able to develop or market products covered by the license. See Item 4.B. - “Business Overview - License Agreements” for a description of our license agreements with the Hebrew University in Jerusalem and the Tel-Aviv University.

If we are unable to maintain our current licensing arrangements, we may be unable to successfully develop and commercialize the affected product candidates.

We may not be able to identify infringements of our patents and accordingly the enforcement of our intellectual property rights may be difficult.

The drug substance in some of our product candidates is a repurposed product. It is possible that if we receive regulatory approval to market and sell our drug candidates, some patients that receive a prescription could be sold the same drug substance but not our product. It would be difficult, if not impossible for us to identify such instances that may constitute an infringement of our patents. In addition, because the drug substance of some of our product candidates is a repurposed product, such substance may not be eligible for protection by patents or data exclusivity.

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

Furthermore, because of the substantial amount of discovery required in connection with any type of intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

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

We are highly dependent on Colin Foster, our President and Chief Executive Officer, Dr. Warren Wasiewski, our Chief Medical Officer and Vice President of Research and Development, Ms. Leigh Cherry, our Vice President of Manufacturing, Mr. Paul Firuta, our Chief Commercial Officer, Ms. Theresa Stevens, our Chief Corporate Development Officer, and Mr. Robert Cook, our Chief Financial Officer. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Each of these executives may leave our employment at any time (subject to contractual notice periods, as applicable), as each one is an “at will” independent contractor. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for individuals with similar skill sets. In addition, failure to succeed in preclinical or clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit and retain qualified personnel, or the loss of the services of these executives without proper replacement, may impede the progress of our research, development, and commercialization objectives.

We are undergoing management and other changes that could impact our ability to execute our operational plans as quickly as we have planned.

During 2015, we experienced significant management and cultural shifts. For example, in January 2015, our co-founder and then Chief Executive Officer, Dr. Dalia Megiddo, became Chief Development Officer and Mr. Colin Foster was appointed as our Chief Executive Officer and President. In November 2015, we announced that Dr. Megiddo and Udi Gilboa, our then Chief Financial Officer, would both transition to advisor positions. Our management has further expanded in connection with our establishment of a U.S.-based headquarters in New Haven, Connecticut, in addition to our facility in Israel. We have engaged several new executive officers, including Mr. Robert Cook as Chief Financial Officer, Dr. Warren Wasiewski as Chief Medical Officer and Vice President of Research and Development, Mr. Paul Firuta as Chief Commercial Officer, Ms. Theresa M. Stevens as Chief Corporate Development Officer and Ms. Leigh Cherry as Vice President of Manufacturing. In addition, we may evolve our management team and shift the emphasis of our team structure and offices between the United States and Israel. The changes that we implemented and the ones we plan to further implement occupy much of our existing senior management’s time, are difficult to manage and might not always prove to be successful.

To help attract, retain and motivate management, we use share-based incentive awards such as stock options. If the value of such share-based awards does not appreciate as measured by the performance of the price of our ordinary shares, or if our share-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain and motivate management candidates could be weakened. Competition for qualified executives is intense and if we are unable to continue expanding our management team, retain our existing management or successfully integrate new additions to our management team in a manner that enables us to scale our business and operations effectively, our ability to operate effectively and efficiently could be limited or negatively impacted. Accordingly, the expansion of our management team and further changes thereto could be disruptive and could negatively affect our operations.

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

Even though we have obtained orphan drug designation for our trehalose IV solution for the treatment of patients with OPMD and the treatment of patients with SCA3 in the United States, we may not be the first to obtain marketing approval for any particular orphan indication due to the complexities associated with developing pharmaceutical products. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even with orphan drug exclusivity, if a third party were to prepare or market a trehalose IV preparation which infringes upon our intellectual property, we may need to initiate litigation, which may be costly, to enforce our rights against such party. After an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation on its own neither shortens the development time or regulatory review time for a drug.

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

Although a substantial amount of our effort will focus on the continued clinical testing, potential approval, and commercialization of our existing product candidates, the success of our business also depends upon our ability to identify, license, or discover additional product candidates. Our research programs or licensing efforts may fail to yield additional product candidates for clinical development for a number of reasons, including but not limited to the following:

•	our research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;

•	we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;

•	our product candidates may not succeed in preclinical or clinical testing;

•	our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;

•	product candidates we develop may be covered by third parties’ patents or other exclusive rights;

•	the market for a product candidate may change during our program so that such a product may become unreasonable to continue to develop;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community, or third-party payers.

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

As a public company, we incur significant legal, accounting, and other expenses. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC and the NASDAQ Stock Market, or NASDAQ, have imposed various requirements on public companies. Emerging growth companies may implement some of these requirements over a longer period and up to five years from the date of their initial public offering. We are taking advantage of this legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and will make some activities more time consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. Our testing may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with the SEC’s rules requires that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the SEC’s requirements in a timely manner or if we identify or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our Ordinary Shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC, or other regulatory authorities, which would require additional financial and management resources.

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

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security, and transmission of individually identifiable health information;

•	the federal physician sunshine requirements under the Health Care Reform Laws requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payer, including commercial insurers, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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

Other than our operations that are located in Israel, we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We plan to maintain sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, outside of the United States and Israel. Doing business internationally involves a number of risks, including but not limited to:

•	multiple, conflicting, and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

•	failure by us to obtain regulatory approvals for the use of our products in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payer reimbursement regimes, government payers, or patient self-pay systems;

•	limits in our ability to penetrate international markets;

•	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

•	certain expenses including, among others, expenses for travel, translation, and insurance; and

•	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions, or its anti-bribery provisions.

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

Risks Related to Our Ordinary Shares

If we were to be characterized as a “passive foreign investment company” for U.S. tax purposes, U.S. holders of our Ordinary Shares could have adverse U.S. income tax consequences.

If we were to be characterized as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code of 1986, as amended, or the Code, in any taxable year during which a U.S. taxpayer owns ordinary shares, such U.S. holder could be liable for additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition, including a pledge, of the Ordinary Shares, whether or not we continue to be a PFIC. Based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we believe that we may be deemed a PFIC. In particular, in light of the complexity of PFIC rules, we cannot assure you that we have not been a PFIC in prior years or are not a PFIC or will avoid becoming a PFIC in the future. Were we to be classified as a PFIC, a U.S. investor may be able to mitigate some of the adverse U.S. federal income tax consequences with respect to owning the Ordinary Shares for our taxable year ended December 31, 2015, provided that such U.S. investor is eligible to make, and successfully makes, a “mark-to-market” election. U.S. investors could also mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC by making a “qualified electing fund”, or QEF, election, provided that we provide the information necessary for a U.S. investor to make such an election. We intend to make available to U.S. investors upon request the information necessary for U.S. holders to make qualified electing fund elections. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event we that qualify as a PFIC. For more information see Item 10E. Taxation – “U.S. Federal Income Tax Consequences.”

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

In addition, the stock market in general, and NASDAQ in particular, as well as biopharmaceutical companies, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. If our share price falls below the listing standards of NASDAQ, our Ordinary Shares may be delisted from trading.

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

As of March 29, 2016, our directors beneficially own an aggregate of approximately 57% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 29, 2016, our directors beneficially own an aggregate of approximately 57% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

For so long as we remain an "emerging growth company" as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not emerging growth companies including:

•	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•	Section 107 of the JOBS Act, which provides that an emerging growth company may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an emerging growth company may delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result, our financial statements may not be comparable to companies that comply with the public company effective date;

•	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

•	our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We intend to take advantage of these exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our initial public offering which occurred in 2014, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30 th , and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Our status as a foreign private issuer also exempts us from compliance with certain laws and SEC regulations and certain regulations of NASDAQ, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Also, although a recent amendment to the Israeli Companies Law will require us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis, as was permitted under the Israeli Companies Law for Israeli public companies listed overseas, such as in the United States, prior to such amendment), this disclosure will not be as extensive as that required of a U.S. domestic issuer. For example, it currently appears as if the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or change of control.

We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares, and our share price may be more volatile and may decline.

Risks Related to Israeli Law and Our Operations in Israel

While our senior management team and business headquarters are in the United States, a number of our directors and employees are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

While our senior management team and business headquarters are in the United States, we lease facilities in Tel Aviv, Israel, and a number of our directors and employees are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During November 2012 and July 2014, Israel was engaged in an armed conflict with a militia group and political party which controls the Gaza Strip. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant (ISIL), a violent jihadist group, is involved in hostilities in Iraq and Syria and has been growing in influence. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. s. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

We incur expenses both in U.S. dollars and NIS, but our financial statements are denominated in U.S. dollars. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. In 2015, approximately 27% of our expenses were denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase/decrease our operating expenses by 1.4% and 2.7%, respectively. These historical figures may not be indicative of future exposure, and we cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the U.S. dollar.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See Item 10.E. - “Taxation - Israeli Tax Considerations” for additional information.

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

It may be difficult to enforce a judgment of a United States court against us, to assert United States securities laws claims in Israel or to serve process on our officers and directors that reside outside of the United States.

We were incorporated in Israel. Several of our directors reside outside of the United States, and most of our assets and the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult for you to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness towards us and other shareholders, and to refrain from abusing its power in us. See Item 16G. -  “Approval of Related Party Transactions under Israeli Law” for additional information. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Our employees and consultants in Israel may be obligated to perform one month, and in some cases longer periods, of annual military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves), and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and development

We are an Israeli corporation with our principal executive office located in New Haven, Connecticut, and were incorporated on January 22, 2012. Our principal executive offices are located at Connecticut Financial Center, 157 Church Street (19th Floor), New Haven, Connecticut 06510, and our telephone number is: (475) 655-3032. Our wholly owned U.S. subsidiary, Bio Blast Pharma, Inc., incorporated in Delaware, has been appointed our agent in the United States and its registered address is 1811 Silverside Road, Wilmington, Delaware 19810. Our website address is http://bioblast-pharma.com. The information contained on, or that can be accessed through, our website is not part of this annual report. We have included our website address herein solely as an inactive textual reference.

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

Our capital expenditures for 2015, 2014, and 2013 amounted to $48,000, $63,000 and $2,000, respectively. These expenditures were primarily for computers, other electrical equipment and office furniture Our current capital expenditures are primarily for leasehold improvements, computers and other electronic equipment, and we expect to finance these expenditures primarily from cash on hand.

4.B.	Business overview

Who We Are

We are a clinical development-stage biopharmaceutical company focused on the identification, licensing, acquisition, development and commercialization of drugs for rare and ultra-rare genetic diseases. We focus on therapeutic platforms that offer solutions for several diseases that share a common pathophysiological mechanism, which are the functional changes that accompany a particular syndrome or disease. We also focus on diseases with severe and debilitating manifestations, where the unmet medical need is clear, the biological mechanism of action is understood, and for which there is no satisfactory treatment. Since our inception in 2012, we have developed and in-licensed potential treatments for a range of diseases. Currently, we have several drug candidates in clinical or preclinical development targeting neuromuscular/central nervous system (CNS) and mitochondrial diseases. These include:

•	Protein Stabilizing Platform – Drug Candidate is Trehalose IV Solution: Trehalose is a mutant protein stabilizer and autophagy enhancer. Trehalose is currently used in the pharmaceutical industry as an excipient, or non-active ingredient, for protein-based drugs that are administered intravenously, such as Avastin® and Herceptin®. It is designated as a Generally Recognized as Safe (GRAS) compound by the FDA. Mutant unstable cellular proteins are the cause of several genetic diseases known as PolyA/PolyQ diseases, including oculopharyngeal muscular dystrophy (OPMD), and spinocerebellar ataxia type 3 (SCA3; Machado Joseph disease). These pathological proteins, different by disease, aggregate within cells, eventually leading to cell death. Data to date from preclinical trials in both cell and animal models indicate that trehalose IV solution has the potential to prevent mutant protein aggregation and enhanced autophagy in humans. We recently reported final results of our HOPEMD Phase 2 open label study in which 25 patients with OPMD were treated with trehalose IV solution for 24 weeks. Trehalose IV solution was observed to be safe and well tolerated and, while not powered for efficacy, produced early signals of efficacy related to the main symptoms associated with the disease, i.e. dysphagia (difficulty in swallowing), and upper and lower body muscle weakness.

•	Mitochondrial Protein Replacement – Lead Drug Candidate is BB-FA (Friedreich’s ataxia): mPRT is a mitochondrial protein replacement platform with the potential to treat a number of diseases caused by mutations in genes associated with mitochondrial-related proteins. Mitochondria are cell components that supply chemical energy for normal cell functioning. There are approximately 150 genetic diseases that are caused by a missing or mutant protein that has a critical role in normal mitochondrial function. While lysosomal protein replacement platforms have been successful in replacing a missing protein in lysosomes, we believe that our mPRT platform has the potential to be successful in replacing mitochondrial proteins. This platform is currently in preclinical development and the product of technology licensed from the Hebrew University in Israel. Several drug candidates have been identified with the lead candidate being BB-FA for Friedreich’s ataxia. Our product candidates are new “fusion proteins” that are a combination of the replacement protein fused with two additional peptide sequences that facilitate transport through biological membranes. Based on the biology of this platform and our preclinical research, we believe that we have the potential to target and treat a number of mitochondrial diseases. In the case of BB-FA, in vivo models have shown initial signals of safety and efficacy. Our plans call for development of some of these drug candidates either internally or through strategic partnership, depending on funding.

•	Read-through Platform – Lead Drug Candidate is BBrm-02: BBrm-02 is azithromycin (a macrolide) in a formulation suitable for intrathecal delivery intended to treat spinal muscular atrophy (SMA), and potentially other neurodegenerative and neurodevelopmental diseases. Our technology was licensed from the Tel Aviv University in Israel. BBrm-02 is currently in preclinical development. Azithromycin, as well as other macrolides, have been shown to enable the read-through (or bypassing) of genetic defects called nonsense mutations or stop codons that interfere with normal protein formation and cause disease. In in vitro and in vivo models, azithromycin has shown initial signals of safety and efficacy. Our plans call for development of BBrm-02 either internally or through strategic partnerships contingent upon an ongoing business assessment and funding.

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

The main components of our business strategy include the following:

•	Focus on rare and ultra-rare diseases with significant unmet medical need. There are numerous rare and ultra-rare metabolic genetic diseases that currently have no approved drug therapy and for which no therapies, to our knowledge, are currently in development. Patients suffering from these diseases often have a high unmet medical need with significant morbidity and/or mortality. We are focused on developing and commercializing therapies for multiple such indications with our current focus on neuromuscular and mitochondrial diseases.

•	Focus on diseases and therapies with clear mechanisms of action. We also focus on diseases that have biology and root causes that are well understood. For example, several of our product candidates are replacement therapies for a single deficient enzyme or substrate in the body. We believe that developing drugs that directly impact known disease pathways will increase the probability of success of our development programs.

•	Develop and selectively commercialize multiple product candidates with a focus on major markets. Clinical trials for rare and ultra-rare diseases can often be smaller, and less expensive than those for larger market indications. Development of multiple programs in the metabolic genetics field has the potential to generate organizational efficiencies. Commercial costs likewise, tend to be significantly lower than those for larger market indications. As a result of these efficiencies, we seek to develop preclinical/clinical product candidates internally and where appropriate, with partners.

•	Focus on excellent and rapid clinical and regulatory execution. We believe that building a successful and sustainable rare disease-focused company requires very specific expertise in the areas of patient identification, clinical trial design and conduct, and regulatory strategy. We have assembled a team with a successful track record in managing global clinical development activities in an efficient manner, and with multinational experience in obtaining regulatory approvals for rare disease products.

Our Current Product Pipeline

The following table summarizes our product candidate pipeline:

Drug Candidates - Overview

Our current product candidate pipeline has been either developed internally or in-licensed from academic institutions. Where possible, our strategy is to acquire and retain global commercialization rights to our products to maximize long-term value. Over time, we intend to build our own commercial organization, which we believe will be of modest size due to the relatively small number of specialists who treat patients with rare and ultra-rare diseases. We will consider partnership arrangements that may accelerate product development and facilitate access to regional market opportunities.

The diseases which we are addressing have devastating consequences on the patient’s health, quality of life and potentially life expectancy. In addition these diseases create significant burdens on the patients' families and caretakers as well as on the public health resources. In all the diseases we are addressing, patients cannot be offered an alternative therapy or the current solutions are inadequate in their abilities to change the course of the disease. We believe that prompt and efficient drug development can be of substantial benefit to the patients who are suffering from these incurable diseases.

We have assembled an experienced team of employees, consultants, service providers and Board of Directors with extensive drug development and commercialization capabilities, particularly in the orphan drug area.

Protein Stabilizing Platform - Trehalose IV Solution for the treatment of OPMD

Trehalose IV solution is our proprietary drug candidate for the treatment of OPMD. OPMD is an inherited myopathy. It is a muscle disease caused by a primary defect in muscle cells caused by aggregation of a protein called PABPN1, and is characterized by dysphagia (difficulty in swallowing), the loss of muscular strength and weakness in multiple parts of the body. As the dysphagia becomes more severe, patients may become malnourished, lose significant weight, become dehydrated and may suffer from repeated incidents of aspiration pneumonia, potentially leading to death.

Trehalose is naturally-occurring and is well known for its protein-stabilizing and autophagy enhancing properties. It is used in several biological systems, such as freeze drying of red blood cells and the preservation of organs for donation and as a protein stabilizer in IV pharmaceutical products. Trehalose is approved by the FDA as a GRAS food ingredient and is listed in the U.S. National Formulary, which is a compendium of public pharmacopeia standards, which are guidelines for the identification of compound medicines, as well as in Europe and Japan. It is a disaccharide chemical chaperone, which is a chemical molecule comprised of two sugar components that stabilize the folding of proteins and that buffer abnormal protein aggregation, thus protecting against pathological processes in cells. It has been shown to prevent pathological aggregation of proteins within cells in several diseases associated with abnormal cellular-protein aggregation as well as acting as an autophagy enhancer. Autophagy is the basic catabolic mechanism that involves cell-based degradation of unnecessary or dysfunctional cellular components. Autophagy in healthy adults, or if regulated in those with abnormalities, ensures the synthesis, degradation and recycling of cellular components. Trehalose has been documented as demonstrating significant efficacy in preclinical animal models of OPMD and other PolyA/PolyQ diseases.

Trehalose is not effective when given orally since it is almost completely metabolized in the small intestine into glucose and often causes diarrhea and flatulence after ingestion of more than 50g. Our proprietary IV solution of trehalose that has been designed to circumvent the breakdown of trehalose in the gastrointestinal tract, and to enable therapeutic doses of trehalose to reach muscle and nerve cells.

The HOPEMD Phase 2 study was designed as an initial proof-of-concept open-label clinical study in 74 OPMD patients for 24 weeks, following which it was intended that all patients would be randomized into a treatment arm or non-treatment control group, and followed for an additional 12 months in a separate continuation study. The study was conducted at two centers - Montreal Neurological Institute at McGill University in Montreal, Canada, and Hadassah-Hebrew University Medical Center in Jerusalem, Israel. The primary objective was to assess the safety and tolerability of trehalose 90mg/mL IV solution in patients suffering from OPMD. Although not powered for efficacy, secondary endpoints were included to explore whether trehalose 90mg/mL IV solution could improve or prevent worsening of OPMD disease markers, notably those related to dysphagia (difficulty in swallowing) and upper and lower muscle weakness. As previously reported, based on the initial positive signals seen in the first 25 patients enrolled in Canada (11 patients) and Israel (14 patients), recruitment was terminated in mid-2015. Now that all patients have received at least 24 weeks of treatment, we intend to discontinue the trial in the near future as it is our belief that continuing the trial will not provide further significant data. Patients will be offered access to the drug in an expanded access program.

In March, 2016, we announced final results of the HOPEMD Phase 2 open label study in OPMD patients receiving trehalose 90mg/mL weekly for 24 weeks. Trehalose 90mg/mL IV solution was observed to be safe and well-tolerated with no drug-related serious adverse events. Improvements versus baseline were observed in a number of secondary efficacy endpoints related to dysphagia and muscle strength and function.

Protein Stabilizing Platform - Trehalose IV Solution for the treatment of SCA3

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

SCA3 is caused by a mutation in the DNA that leads to the creation of a pathological protein called ataxin 3. Ataxin 3 in affected patients is unstable, and aggregates within the cells, and eventually leads to cell death.

Multiple reported studies in cell models have shown that trehalose, both as an anti-mutant protein aggregation agent and as an autophagy enhancer, is able to reduce protein aggregates and improve cell survival in several spinocerebellar ataxias including SCA3 cells. Additional animal studies show that activation of autophagy may be beneficial in alleviating disease symptoms. We are currently conducting a Phase 2 open label clinical trial in Israel to assess trehalose IV solution’s safety in treating SCA3. We intend to discontinue the trial after all patients have received at least six months of treatment, as it is our belief that continuing the trial beyond this point will not provide further significant data.

Protein Stabilizing Platform - Trehalose IV Solution Next Steps

During 2016, we anticipate initiating a Phase 2b double blind placebo controlled trial with trehalose IV solution in OPMD contingent upon funding. We additionally plan to continue to pursue OPMD and SCA3 pre-commercial activities and commercial planning in 2016. Based on the mechanism of action of trehalose and nonclinical and clinical findings, we believe that this drug platform has the potential to treat several PolyA/PolyQ diseases.

Mitochondrial Protein Replacement Platform (mPRT) - General

Mitochondrial disorders are diseases, for which no cure has been found that are caused by a missing or mutated critical enzyme or protein in the cell organelle called mitochondria. Our fusion proteins, comprised of two delivery moieties, transactivator of transcription, or TAT, and mitochondrial targeting sequence, or MTS, and the replacement proteins, help move proteins across biological membranes to facilitate the creation of mature proteins inside the mitochondria. Our replacement proteins are able to enter human cells and mitochondria and replace the damaged or missing proteins in the mitochondria. Our proprietary technology demonstrated efficacy in several mitochondrial protein deficiencies in cells and animal models. Currently, frataxin for Friedreich’s ataxia (BB-FA) is our most advanced mPRT preclinical program.

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

mPRT Platform - BB-FA for the treatment of Friedreich’s ataxia

Friedreich’s ataxia is an inherited disease characterized by progressive deterioration of muscles and nerves, resulting in gait disturbance (ataxia), cognitive impairment, progressive heart disease and diabetes. Patients are usually diagnosed in the first or second decade of life, and are typically wheelchair-bound within 15 years of diagnosis. Most do not survive beyond the fourth decade of life. In many cases the cause of death is myopathic heart disease. The underlying cause of Friedreich’s ataxia is reduced levels of frataxin - a protein responsible for iron sulfur clusters in the mitochondria that are critical for mitochondria activity. Our preclinical data demonstrated successful placement of frataxin into the mitochondria and in the treatment of oxidative stress in Friedreich’s ataxia patients’ cells. In addition, our studies in Friedreich's ataxia mice models demonstrate improvement in the biochemical as well as the clinical characteristics of the disease following treatment with BB-FA. Our plans call for development of BB-FA, and other mPRT candidates either internally or through strategic partnership, depending on funding.

Read-through Platform – BBrm-02 for the treatment of Spinal Muscular Atrophy (SMA)

We have developed an intrathecal formulation of azithromycin for the treatment of SMA. SMA is the leading genetic cause of infantile death and is caused by the loss of a functional Survival Motor Neuron 1 (SMN1). The disease is manifested by loss of muscle mass and mobility as well as severe compromise of vital functions such as respiration. Another protein called SMN2 is a nearly identical copy of SMN1, differentiated only by a silent, single-nucleotide mutation within the DNA. SMN2 partially compensates for the dysfunction of SMN1; however, the small amount of the functional protein that is produced from the SMN2 gene is not able to fully compensate for the loss of SMN1. Prior independent studies proposed that read-through agents, such as aminoglycosides, can induce the read-through of the stop codon located in the SMN2-protein, thus elongating the SMN2 and creating a full length functional protein that can compensate for the non-functioning SMN1 and alleviate the disease. This approach was also successfully tested in SMA animal models. Nonetheless, chronic administration of aminoglycosides was found to be associated with prohibitive toxicity.

We believe that drug-induced read-through of premature stop codons may have the potential to elevate active protein expression from the SMN2 gene which is an ideal therapeutic target as it is found in all SMA patients. BBrm-02, our intrathecal formulation of azithromycin induced higher levels of full length functional SMN2 protein in several in vitro and in vivo studies. BBrm-02 is ineffective if administered orally or intravenously since it does not penetrate into the brain to create high enough therapeutic levels within nerve cells. Our BBrm-02 drug candidate can be injected directly into the central nervous system (CNS), i.e. intrathecal administration, creating we believe, adequate drug concentration. Our plans call for development of BBrm-02 either internally or through strategic partnerships contingent upon an ongoing business assessment and funding.

Disease Background, Rationale for Treatment, Development Plan and Market Potential

Oculopharyngeal Muscular Dystrophy (OPMD)

Disease background:

OPMD is a rare inherited myopathy characterized by dysphagia (difficulty in swallowing), the loss of muscular strength and weakness in multiple parts of the body. Patients typically suffer from severe dysphagia, tongue atrophy, dysphonia (altered and weak voice), ptosis (eye lid drooping), limitation in looking upward, tongue atrophy, lower limb proximal muscle weakness, dysphonia (altered and weak voice), limitation in looking upward, facial muscle weakness and upper limb proximal muscle weakness. The disease is most often diagnosed in the fifth or sixth decade of life and progresses throughout the patient’s life. As the dysphagia becomes more severe, patients may become malnourished, lose significant weight, become dehydrated and may suffer from repeated incidents of aspiration pneumonia. These last two may lead to death.

OPMD is one of a larger group of diseases called tri-nucleotide repeat diseases that are associated with the presence of an abnormal cellular protein that aggregates in the cells eventually causing cell death. In OPMD the mutant protein PABPN1 was found to be correlated with disease severity in animal models and was identified within the typical cellular protein aggregates-the intranuclear inclusion body (INI) that are the diagnostic hallmark of the disease.

There is no medical treatment or, to our knowledge, potential cure for OPMD. Current therapeutic strategies are confined to surgical interventions that have limited efficacy and need to be repeated while the progressive loss of muscle’s contractility continues relentlessly.

Rationale for treatment:

The naturally occurring disaccharide trehalose is well known for its protein-stabilizing properties. Trehalose was approved by the FDA, EMA and several other authorities as a GRAS food ingredient and is also registered on the U.S. National Formulary, as well as in Europe and Japan. Its safety in preclinical trials was extensively researched and validated. It is used extensively in many applications as a stabilizer of frozen food, in freeze drying of biological systems and cells, as a stabilizer of therapeutic parenteral proteins and as an excipient in tablets and IV solutions. Trehalose has been shown to prevent pathological aggregation of proteins within cells in several diseases associated with mutant cellular-protein aggregation such as PolyA/PolyQ and taupathy diseases (for example OPMD, Huntington’s disease, spinocerebellar ataxia, Parkinson’s disease, and Alzheimer’s disease). Recent studies demonstrated that trehalose also enhances autophagy - a natural mechanism of debris-clearance within cells.

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

Like all disaccharides, trehalose is metabolized at the epithelial brush border of the intestine into two D-glucose molecules. Less than 0.5% of ingested trehalose is absorbed into the blood stream where it is further metabolized by the liver and kidney. Oral trehalose in amounts exceeding 40 - 50 g per day causes diarrhea, bloating and abdominal pain. To achieve therapeutic amounts of trehalose in the muscle cells, it is necessary to circumvent the massive metabolism in the gastrointestinal tract. Our proprietary IV formulation of trehalose developed for the treatment of diseases is characterized by unstable mutant protein aggregates causing cellular damage and eventually cell death. We have shown in both preclinical and human pharmacokinetic studies that our trehalose IV solution is able to reach muscle cells and remain within the cells for considerable periods of time consistent with our dosing regimen.

Clinical development plan:

The HOPEMD Phase 2 study was designed as an initial proof-of-concept open-label clinical study in 74 OPMD patients for 24 weeks, following which it was intended that all patients would be randomized into a treatment arm or non-treatment control group, and followed for an additional 12 months in a separate continuation study. The study was conducted at two centers - Montreal Neurological Institute at McGill University in Montreal, Canada, and Hadassah-Hebrew University Medical Center in Jerusalem, Israel. The primary objective was to assess the safety and tolerability of trehalose 90mg/mL IV solution in patients suffering from OPMD. Although not powered for efficacy, secondary endpoints were included to explore whether trehalose 90mg/mL IV solution could improve or prevent worsening of OPMD disease markers, notably those related to dysphagia (difficulty in swallowing) and upper and lower muscle weakness. As previously reported, based on the initial positive signals seen in the first 25 patients enrolled in Canada (11 patients) and Israel (14 patients), recruitment was terminated in mid-2015. Now that all patients have received at least 24 weeks of treatment, we intend to discontinue the trial in the near future as it is our belief that continuing the trial will not provide further significant data. Patients will be offered access to the drug in an expanded access program.

In March 2016, we announced final results of the HOPEMD Phase 2 open label study in OPMD patients receiving trehalose 90mg/mL weekly for 24 weeks:

Safety and Tolerability – Trehalose 90mg/mL IV solution was observed to be safe and well tolerated with no drug-related serious adverse events reported. There were no significant changes in lab safety data including chemistry, hematology, and electrocardiography tests. There was one death due to aspiration pneumonia that was not considered drug-related, but instead related to the underlying disease. No patients chose to discontinue the study for reasons related to safety or side effects.

Dysphagia Tests (swallowing difficulties) – The dysphagia endpoints were the timed cold water drinking test (80mL) for all sites, the nectar (80mL) and honey (80mL) timed drinking tests at the Canadian site and the Penetration Aspiration Score as measured by video fluoroscopy (VFS-PAS), a radiographic technique to determine the severity of swallowing difficulties and risk of aspiration. A patient reported swallowing quality of life questionnaire (SWAL-QOL) specifically developed for patients suffering from swallowing problems was employed to assess the degree to which patients felt that their swallowing capability improved with treatment.

There was a mean reduction in time to complete the cold water drinking test of 31.8% versus baseline (n=23). In the nectar and honey timed drinking tests, time to complete was reduced by 43.8% and 46.6% respectively (n=11). Out of the 11 patients in Canada whose scores were evaluated in the per protocol analysis of the VFS-PAS, six patients improved (54.5%), two patients showed stabilization (18.2%), and three patients deteriorated (27.2%). As previously reported, due to deviations from protocol and deficient radiological procedures, the VFS-PAS tests from the Israel cohort were excluded from the final analysis. With respect to the SWAL-QOL questionnaire, there was a 12.7% (n=24) improvement versus baseline with the mean total symptom severity score increasing from 43.2 to 48.7.

Muscle Strength Tests – As measured quantitatively by a digital hand-held dynamometer, there was a mean increase in lower body muscle strength compared to baseline in knee extension of 15.0% (n=22) and foot dorsiflexion of 22.4% (n=22). Hip flexion did not materially change (1.3% deterioration, n=21). For the upper extremity strength tests, arm (bicep) flexion increased on average 17.9% (n=22), and shoulder abduction by 11.4% (n=22).

Muscle Function Tests – The 30 second arm-lift test showed a 16.0% increase in the number of completed tasks (n=20) at 24 weeks of treatment versus baseline while the 30 second sit-to-stand test showed a 16.6% increase (n=21). The standard 4-stair climbing test did not materially change (1.5% deterioration, n=21).

During 2016, we anticipate initiating a Phase 2b double blind placebo controlled trial with trehalose IV solution in OPMD contingent upon funding. We additionally plan to continue to pursue OPMD and SCA3 pre-commercial activities and commercial planning in 2016. Based on the mechanism of action of trehalose and our intellectual property, we believe that this drug platform has the potential to treat several PolyA/PolyQ diseases.

The market potential for OPMD:

OPMD is more prevalent among people of French Canadian origin residing in Canada and among Hispanics in New Mexico, Arizona and the other U.S. southwestern states, and in Israel. It has been reported to occur in 33 countries in the world. In the United States, the estimated number of diagnosed patients is approximately 6,000.

Spinocerebellar Ataxia Type 3 (SCA3 or Machado Joseph disease)

Disease background:

Spinocerebellar ataxia type 3, also known as SCA3 or Machado-Joseph disease, is a dominantly inherited ataxia, and is the most common disease among the cerebellar ataxias. SCA3 is characterized by memory deficits, clumsiness in movements in the arms and legs, unstable gait, difficulty with speech and swallowing, impaired eye movements that may be accompanied by double vision or bulging eyes, and lower limb spasticity. In most individuals with SCA3, symptoms typically begin in the third to fifth decade of life but can start as early as young childhood or as late as 70 years of age. Natural history studies indicate that death occurs, on average, 21 years after diagnosis.

SCA3 is a caused by a repeat expansion in the DNA code causing the creation of an abnormal and unstable cellular protein ataxin 3. Typically the longer the expansion, the more severe the disease which may manifest earlier in life and exert a broader range of neurological symptoms. Cellular aggregations of ataxin 3 inclusion bodies are found in SCA3 patients’ brains and nerve cells.

There is no medical treatment for SCA3 and current approaches are focused on alleviating disease symptoms and supportive care.

Rationale for treatment and development plan:

It has been established that enhancement of autophagy in SCA3 is an effective approach that reduces intracellular aggregates and increases cell survival. Trehalose was found to be effective in SCA3 cells as a stabilizer of the mutant ataxin 3 and as an enhancer of autophagy. We have conducted animal studies in several disease models. We have found that treatment with trehalose reduced the level of the pathological protein in nerve cells and reduced the disease symptoms in animal models. In 2015, we announced positive in vivo proof of concept results for our trehalose IV solution for SCA3 in two different mouse models of the disease.

We are currently conducting a Phase 2 open label clinical trial in Israel to assess our trehalose IV solution’s safety in treating SCA3. We intend to discontinue the trial after all patients have received at least six months of treatment, as it is our belief that continuing the trial beyond this point will not provide further significant data.

Clinical development plan:

We plan to complete the aforementioned Phase 2 open label clinical study in Israel. Further double blind placebo controlled trials in SCA3 will be contingent upon additional business assessment and funding though we do plan to continue to pursue both OPMD and SCA3 pre-commercial activities and commercial planning throughout 2016. Based on the mechanism of action of trehalose and our intellectual property, we believe that this drug platform has the potential to treat several PolyA/PolyQ diseases.

Market potential:

The prevalence of SCA3 is conservatively estimated at approximately 0.55 cases per 100,000 people in North America and Europe. The prevalence of the disease is highest among people of Portuguese/Azorean descent. For example, among immigrants of Portuguese ancestry in New England, the prevalence is approximately one in 4,000, and the highest prevalence in the world, about one in 140, occurs on the small Azorean island of Flores.

Friedreich’s Ataxia

Disease background:

Friedreich’s ataxia is a rare inherited disease that causes muscle and nerve damage. It usually begins in childhood and is caused by progressive degeneration of the spinal cord and peripheral nerves. The cerebellum - the part of the brain that coordinates balance and movement, also degenerates. This damage results in clumsy, unsteady movements and gait and impaired sensory functions. The disease also causes severe heart disease, spinal deformity and diabetes. Typically patients are diagnosed within the first two decades of life and may become wheelchair bound within 15 years of diagnosis. Life expectancy is severely shortened and most patients do not live beyond the fourth decade of life.

Friedreich’s ataxia is caused by a defect (mutation) in a gene labeled FXN. As a result, the corresponding protein called frataxin is mutated and dysfunctional. Frataxin plays a pivotal role in the normal mitochondrial metabolism: Without a normal level of frataxin, certain cells in the body (especially peripheral nerve, spinal cord, brain and heart muscle cells) cannot effectively produce energy, and buildup toxic byproducts leading to what is called “oxidative stress.” Frataxin deficiency may also lead to increased levels of iron in the mitochondria. When the excess iron reacts with oxygen, free radicals can be produced. Although free radicals are essential molecules in the body’s metabolism, they can also destroy cells and harm the body.

Rationale for treatment and development plan:

Unlike successful lysosomal Enzyme-Protein Replacement Therapy (ERT)- mitochondrial ERT has yet to be established. We have developed a novel mPRT platform based on a recombinant protein containing targeting signals (TAT-MTS-protein). Based on our approach, mPRT therapy has been studied in a Friedreich’s ataxia mouse model with some success, using the native MTS of frataxin (MTSfa). We have made a scientific leap by replacing the native MTS with a heterologous MTS (one that is native to another protein). Our approach was tested in preclinical trials and was found to be superior in four major parameters: The expression of the fusion protein by bacterial cells, the penetration of the protein into Friedreich’s ataxia patient’s cells, the breakout of the fusion protein into its components leaving the frataxin protein in the mitochondria, and finally, the correction of the pathological “oxidative stress” of the cells. In 2015, we announced positive in vitro and in vivo proof of concept results for BB-FA in several patient cell lines and in two different and well established animal models of Friedreich’s ataxia.

Our plans call for development of BB-FA, and other mPRT candidates either internally or through strategic partnerships depending on funding. BB-FA is in pre-clinical development.

Market potential for BB-FA:

Although rare, Friedreich’s ataxia is the most common form of hereditary ataxia, affecting about 1 in every 50,000 people in the United States. It is estimated that the number of Friedreich’s Ataxia patients in the United States is about 6,000, with approximately 15,000 patients worldwide.

Spinal Muscular Atrophy (SMA)

Disease background:

SMA is a neuromuscular disorder for which there is no available therapy. SMA is the number one autosomal recessive cause of infantile death. SMA is caused by loss or mutation of the survival motor neuron 1 gene, SMN1, while the nearly identical copy gene, SMN2 is retained. In contrast to SMN1, most SMN2 DNA lack a segment called exon 7. The alternative, 7-SMN, translates into a prematurely terminated protein that is rapidly degraded. It has been established that read-through of the stop codon in exon 8 of the 7 -SMN2 protein increases the amount of full-length SMN2 - a protein that can potentially significantly attenuate disease severity in SMA patients.

Rationale for therapy and development plan:

Drug-induced read-through of the premature termination codon enables full-length translation of SMN2, thus serving as an ideal therapeutic target as it is found in all SMA patients. This approach was successfully tested in SMA cells and animal models using a known family of antibiotics called aminoglycosides. Unfortunately, chronic administration of aminoglycosides is impossible due to their well-known prohibitive toxicity.

BBrm-02 (an intrathecal formulation of azithromycin) is a non-glycoside that was found to be significantly superior to aminoglycosides in enabling read-through and enabling the expression of full length functional SMN2 and rescue cells. Our plans call for development of BBrm-02 either internally or through strategic partnerships contingent upon an ongoing business assessment and funding. BBrm-02 is in pre-clinical development.

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

Trehalose IV Solution Competition

With respect to our programs in our trehalose IV solution for OPMD, although we are not aware of any other products currently in clinical development for the treatment of OPMD, it is possible that competitors may produce, develop, and commercialize therapeutics, or utilize other approaches, such as gene therapy, to treat OPMD. An academic based trial testing the use of injected myoblasts has completed a Phase 2 trial.

With respect to our programs in our trehalose IV solution for SCA3, although we are not aware of any other products currently in clinical development for the treatment of SCA3, it is possible that competitors may produce, develop, and commercialize therapeutics, or utilize other approaches such as gene therapy, to treat SCA3. In the last few years several academic research initiatives were conducted to explore the efficacy of approved drugs such as lithium, varenicline (Chantix ®), riluzol and dalfampridine.

Although we believe that our trehalose IV solution should be considered a drug and that only insignificant amounts of trehalose can be absorbed through an oral administration - it is possible that other companies or individuals may attempt to use food grade trehalose as a substitute, and others may attempt to sell the product via a nutraceutical or food pathway. We believe that following the approval of our patent applications, if approved, we will be well protected in our intellectual property from the use of trehalose as an IV product.

mPRT Competition

With respect to our programs in protein replacement platform although we are not aware of any other similar products currently in clinical development for the treatment of Friedreich’s ataxia, there are a number of competitors trying to develop and commercialize therapeutics, or utilize other approaches such as mitochondria protecting agents, anti-oxidants, HDAC inhibitors, cell therapy or gene therapy, to treat Friedreich’s ataxia. The table below from www.curefa.org, describes, to our knowledge, the current therapeutic approaches for Friedreich’s ataxia in different stages of development. To our knowledge, none of these product candidates has received regulatory approval in the United States or Europe.

BBrm-02 Competition

With respect to our read-through drug candidate, BBrm-02, there are a large number of competitors developing read-through molecules, both small molecules (PTC) and exon- skipping RNA based platform (ISIS, Prosensa, Sarepta). Although not all have focused so far on SMA, it is possible that they will develop in the future programs that will attempt to utilize their technology for SMA. In addition it is possible that competitors may produce, develop, and commercialize therapeutics, or utilize other approaches such as gene therapy, cell therapy or bone marrow transplantation, to treat SMA. The table below, from www.curesma.org, outlines, to our knowledge, the different approaches for developing drugs for SMA.

We believe that our read-through platform could be synergistic to most technologies outlined above since most are focused on either generally enhancing the total production of SMN2 through exon skipping, or focused on the downstream effects of lack of SMN1.

License Agreements

We have entered into license agreements with respect to two of our three platform technologies. In 2011, we entered into a Research and Exclusive License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., and another with Hadasit Medical Research Services and Development Ltd. whereby we obtained exclusive licenses to our mitochondrial protein replacement platform which included two patent families. One patent family covers the use of TAT-MTS-Protein for protein replacement in mitochondrial diseases; one U.S. patent has issued (US 8,912,147) in this family with an expiration of 2033. The second patent family covers the use of heterologous MTS in a fusion protein for treatment of mitochondrial protein deficiency diseases; one European patent (EP 2300614) has issued in this family with an expiration of 2029. In addition, on January 1, 2014 we entered into an Exclusive License Agreement with Ramot at Tel Aviv University Ltd. for the use, development and commercialization of our read-through platform and have patent applications pending around the world.

Intellectual Property and Patents and Proprietary Rights

The proprietary nature of, and protection for, our product candidates, processes, and know-how are important to our business. Our success depends in part on our ability to protect the proprietary nature of our product candidates, technology, and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing our proprietary rights. We seek patent protection in the United States and internationally for our product candidates and other technology. Our policy is to patent or in-license the technology, inventions and improvements that we consider important to the development of our business. In addition to patent protection, we intend to use other means to protect our proprietary rights, including pursuing marketing or data exclusivity periods, orphan drug status, and similar rights that are available under regulatory provisions in certain countries, including the United States, Europe, Japan, and China. See “U.S. Government Regulation - Orphan Designation and Exclusivity,” “U.S. Government Regulation - Pediatric Studies and Exclusivity,” “U.S. Government Regulation - Patent Term Restoration,” “U.S. Government Regulation - Biosimilars and Exclusivity,” “U.S. Government Regulation - Abbreviated New Drug Applications for Generic Drugs,” “U.S. Government Regulation - Hatch-Waxman Patent Certification and the 30-Month Stay,” and “European Union/Rest of World Government Regulation - Orphan Designation and Exclusivity” below for additional information.

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

Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see Item 3.D. - “Risks Related to our Intellectual Property.”

As of December 31, 2015, we own and/or are the exclusive licensee of eight pending U.S. patent applications, three issued U.S. patent, one issued European patent and corresponding patents and patent applications internationally. With respect to any patents that may issue in the United States and Europe, we may also be entitled to obtain a patent term extension to extend the patent expiration date. For example, in the United States, we can apply for a patent term extension of up to five years for one of the patents covering a product once the product is approved by the FDA. The exact duration of the extension depends on the time we spend in clinical trials as well as getting a new drug application approval from the FDA. The patent portfolios for our three leading platform and product candidates as of December 31, 2015 are summarized below.

Trehalose IV solution

We have filed 21 pending patent applications in the United States and around the word that relate to the use of trehalose for the treatment of PolyA/PolyQ diseases and taupathies. The patent applications are directed to a novel therapeutic regime using parenteral administration of trehalose, thereby achieving higher bioavailability and therapeutic efficacy in the treatment of myopathic and neurodegenerative diseases associated with abnormal protein aggregation, specifically polyalanine or polyglutamine expansion protein and tauopathies disorders such as OPMD, SCA, spino bulbar muscular atrophy, Huntington’s disease and more. We have two U.S. issued patents relating to methods of administering IV trehalose for the treatment of OPMD (US 9,084,720) and SCA3 (US 9,125,924). The expiring patent terms for these patents and pending applications in the United States would be 2034 with possible patent term extensions.

The expiring patent terms for such pending patent applications in the United States would be 2034. We intend to pursue marketing and orphan drug exclusivity periods that are available to us under regulatory provisions in certain countries.

In addition, we have received orphan drug designation for the use of trehalose in OPMD and SCA3 patients, which if approved will provide seven years of data exclusivity for the product.

mPRT

We have 21 pending patent applications which are licensed exclusively from the Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and with Hadasit Medical Research Services and Development Ltd., that relate to our mitochondrial protein replacement platform. These patent applications, as well as our internally developed intellectual property assets, cover our approach of using homologous and heterologous MTSs. We have one issued U.S. patent (US 8,912,147) covering TAT-citrate synthase MTS-fraxatin fusion proteins that expires in 2033 with possible patent term extensions. We have one granted European patent (EP 2300614) covering TAT-heterologous MTS-mitochondrial fusion proteins with an expiration of 2029.

Read-through

We are the exclusive licensee of one U.S. patent application and 19 worldwide patent applications covering our read-through platform that we licensed from Ramot at Tel Aviv University Ltd. (See “License Agreements” above). We also filed one Patent Cooperation Treaty application that is directed to a method of treatment for orphan genetic neurodegenerative and neurodevelopmental diseases through non-systemic administration and specific injectable formulations.

The expiration dates on these patents are 2033 and 2035, respectively.

Trademarks

We have filed with the USPTO an intent to use application for the trademark BIOBLAST in association with prescription pharmaceutical preparations for the treatment of rare and ultra-rare (orphan) diseases.

Other

We rely upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We seek to protect our ownership of know-how and trade secrets through an active program of legal mechanism including assignments, confidentiality agreements, material transfer agreements, research collaborations, and licenses.

Manufacturing

We currently contract with third parties for the manufacturing and testing of our product candidates for preclinical trials and clinical trials and intend to do so in the future. We do not own or operate manufacturing facilities for the production of clinical quantities of our product candidates. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. The use of contracted manufacturing and reliance on collaboration partners is relatively cost-efficient and has eliminated the need for our direct investment in manufacturing facilities and additional staff early in development. Although we rely on contract manufacturers, we have personnel with extensive manufacturing experience to oversee our contract manufacturers.

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

The drug substance for our trehalose IV solution is purchased from a third party supplier and drug product for our trehalose IV solution is manufactured by a third party manufacturer. There are other suppliers for pharmaceutical grade trehalose in the market. We do not currently have preclinical suppliers of product for our mPRT or read-through platforms.

Sales and Marketing

We intend to build the commercial infrastructure in the United States to effectively support the commercialization of some of our product candidates, if and when we believe a regulatory approval of the first of such product candidates in a particular geographic market appears imminent. The commercial infrastructure for orphan products typically consists of a targeted, specialty sales force that calls on a limited and focused group of physicians supported by sales management, medical liaisons, internal sales support, an internal marketing group, and distribution support. One challenge unique to commercializing therapies for rare diseases is the difficulty in identifying eligible patients due to the very small and sometimes heterogeneous disease populations. Our management team is experienced in maximizing patient identification for both clinical development and commercialization purposes in rare diseases.

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

Outside of the United States, where appropriate, we may elect in the future to utilize strategic partners, distributors, or contract sales forces to assist in the commercialization of our products. In certain instances we may consider building our own commercial infrastructure.

Government Regulation

Clinical trials, the drug approval process, and the marketing of drugs are intensively regulated in the United States and in all other major foreign countries. Governmental authorities in the United States (including federal, state, and local authorities) and in other countries, extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, pricing, and export and import of pharmaceutical products, such as those we are developing. The process for obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and related regulations, and biologics under the FDCA and the Public Health Service Act, or PHSA, and its implementing regulations. FDA approval is required before any new drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Drugs and biologics are also subject to other federal, state and local statutes and regulations. Failure to comply with the applicable United States regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an IRB of a clinical hold on trials, the FDA’s refusal to approve pending applications or supplements, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

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

Marketing Approval

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with GLP regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin and must be updated annually;

•	approval by an IRB or ethics committee representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

•	preparation of and submission to the FDA of an NDA or BLA after completion of all clinical trials;

•	potential review of the product application by an FDA Advisory Committee, where appropriate and if applicable;

•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

•	satisfactory completion of FDA pre-approval inspection of the manufacturing facilities where the proposed product drug substance is produced to assess compliance with cGMP; and

•	FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug in the United States.

The testing and approval process requires substantial time and financial resources, and we cannot be certain that any approvals for our candidate products will be granted on a timely basis, if at all.

An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

We will need to successfully complete clinical trials in order to be in a position to submit a new drug application to the FDA. Our planned future clinical trials for our candidate products may not begin or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including:

•	obtaining regulatory approval to commence a trial;

•	reaching agreement with third-party clinical trial sites and their subsequent performance in conducting accurate and reliable studies on a timely basis;

•	obtaining institutional review board approval to conduct a trial at a prospective site;

•	recruiting patients to participate in a trial;

•	supply of the drug; and

•	clinical adverse finding during the trial itself.

We must reach agreement with the FDA on the proposed protocols for our future clinical trials in the United States. A separate submission apart from an IND application must be made for each clinical trial to be conducted during product development. Further, an independent IRB for each site proposed to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that site. Informed consent must also be obtained from each trial subject. Regulatory authorities, an IRB or the sponsor, may suspend or terminate a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk.

Clinical trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with current cGCPs which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB before the studies may be initiated, and the IRB must monitor the trial until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

Our objective is to conduct clinical trials for our candidate products and, if those trials are successful, seek marketing approval from the FDA and other worldwide regulatory bodies.

For purposes of NDA approval, human clinical trials are typically conducted in phases that may overlap.

•	Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase 2. This phase involves trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3. This phase involves trials undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population, often at geographically dispersed clinical trial sites. These trials are intended to establish the overall benefit/risk profile of the product and provide an adequate basis for product labeling.

•	Phase 4. In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase 4 clinical trials.

A pivotal trial is a clinical trial that adequately meets regulatory agency requirements for the evaluation of a drug candidate’s efficacy and safety such that it can be used to justify the approval of the product. Generally, pivotal trials are Phase 3 trials, but the FDA may accept results from Phase 2 trials if the trial design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need and the results are sufficiently robust.

The FDA, the IRB, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a Data Safety Monitoring Board or Committee. This group provides oversight and assessment or designated milestones based on access to certain data during the conduct of the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

All of these trials must be conducted in accordance with good clinical practice requirements in order for the data to be considered reliable for regulatory purposes.

The clinical trial process can take three to ten years or more to complete, and there can be no assurance that the data collected will support FDA approval or licensure of the product. Government regulation may delay or prevent marketing of product candidates or new drugs for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for our candidate products or any future product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.

The NDA/BLA Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs and BLAs is subject to an application user fee. For the FDA’s fiscal year 2016, the application user fee is $2.374 million, and the sponsor of an approved NDA or BLA is also subject to annual product and establishment user fees. For the FDA’s fiscal year 2016, these fees are set at $114,450 per product and $585,200 per establishment. These fees are typically increased annually. Applications for orphan drug products are exempted from the NDA and BLA user fees and may be exempted from product and establishment user fees, unless the application includes an indication for other than a rare disease or condition.

An NDA or BLA must include all relevant data available from pertinent preclinical and clinical trials, regardless of the results or findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data is generated from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or in certain instances, from other sources, including trials initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational new drug product to the satisfaction of the FDA.

The FDA will initially review the NDA for completeness before it accepts it for filing. The FDA has 60 days from receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products that present difficult questions of safety or efficacy to an Advisory Committee, typically a panel that includes independent clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an Advisory Committee, but it considers such recommendations carefully when making decisions.

Upon the request of an applicant, the FDA may grant a Priority Review designation to a product, which sets the target date for FDA action on the application at six months, rather than the standard ten months. Priority review is given where preliminary assessments indicates that a product, if approved, has the potential to provide a significant improvement compared to marketed products or offers a therapy where no satisfactory alternative therapy exists. Priority Review designation does not alter the scientific/medical standard for approval or the quality of evidence necessary to support approval.

After the FDA completes its review of an NDA or BLA, it will communicate to the sponsor that the drug will either be approved, or it will issue a Complete Response Letter to communicate that the NDA or BLA will not be approved in its current form and inform the sponsor of changes that must be made or additional clinical, nonclinical or manufacturing data that must be received before the application can be approved, with no implication regarding the ultimate approvability of the application.

Before approving an NDA or BLA, the FDA will typically inspect the facilities at which the drug substance or drug product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

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

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 trials may be made a condition to be satisfied for continuing drug approval. The results of Phase 4 trials can confirm the effectiveness of a product candidate and can provide important safety information. In addition, the FDA now has express statutory authority to require sponsors to conduct post-market trials to specifically address safety issues identified by the agency.

Any approvals that we may ultimately be received could be withdrawn if required post-marketing trials or analyses do not meet the FDA requirements, which could materially harm the commercial prospects for our candidate products.

The FDA also has authority to require a REMS from sponsors to ensure that the benefits of a drug or biological product outweigh its risks. A sponsor may also propose a REMS as part of the NDA or BLA submission. The need for a REMS is determined as part of the review of the NDA or BLA. Based on statutory standards, elements of a REMS may include “Dear Doctor” letters, a Medication Guide, more elaborate targeted educational programs, and in some cases restrictions on distribution. These elements are negotiated as part of the NDA or BLA approval, and in some cases if consensus is not obtained until after the Prescription Drug User Fee Act review cycle, the approval date may be delayed. Once adopted, REMS are subject to periodic assessment and modification.

Even if a product candidate receives regulatory approval, the approval may be limited to specific disease states, patient populations and dosages, or might contain significant limitations on use in the form of warnings, precautions or contraindications, or in the form of risk management plans, restrictions on distribution, or post-marketing trial requirements. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or complete withdrawal of the product from the market. Delay in obtaining, or failure to obtain, regulatory approval for our candidate products, or obtaining approval but for significantly limited use, would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

FDA Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, changes to the approved product or the addition of new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

Drug sponsors and their manufacturers are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

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

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market trials or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	injunctions or the imposition of civil or criminal penalties; or

•	product seizure or detention, or refusal to permit the import or export of products.

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

Orphan Drug Designation and Exclusivity

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

Biosimilars and Exclusivity

The Patient Protection and Affordable Care Act, or Affordable Care Act, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCI Act, which created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHSA attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

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

European Union/Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a clinical trial application, or CTA, must be submitted for each clinical protocol to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is accepted in accordance with a country’s requirements, the clinical trial may proceed.

The requirements and process governing the conduct of clinical trials vary from country to country. In all cases, the clinical trials are conducted in accordance with cGCP, the applicable regulatory requirements, and the ethical principles that have their origin in the Declaration of Helsinki.

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

In some cases, a Pediatric Investigation Plan, or PIP, and/or a request for waiver or deferral, is required for submission prior to submitting a marketing authorization application. A PIP describes, among other things, proposed pediatric trials and their timing relative to clinical trials in adults.

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

Orphan Drug Designation and Exclusivity

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

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payers. Third-party payers include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payer will pay for the drug product. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payers do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

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

In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed to by the government. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on cost containment measures in the United States and other countries has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

Israel

Clinical Testing in Israel

In order to conduct clinical testing on humans in the State of Israel, special authorization must first be obtained from the ethics committee and general manager of the institution in which the clinical trials are scheduled to be conducted, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. These regulations require authorization by the institutional ethics committee and general manager as well as from the Israeli Ministry of Health, except in certain circumstances, and in the case of genetic trials, special fertility trials and complex clinical trials, an additional authorization of the Ministry of Health’s overseeing ethics committee. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Since we perform a portion of the clinical trials on certain of our therapeutic candidates in Israel, we are required to obtain authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and in most cases, from the Israeli Ministry of Health.

4.C.	Organizational structure

Our sole wholly owned subsidiary is Bio Blast Pharma, Inc., incorporated in the state of Delaware.

4.D.	Property, plants and equipment

Our headquarters are currently located in New Haven, Connecticut, and consists of approximately 437 square feet of leased office space under a lease for a short-term period, which commenced in 2015. We maintain office space in Tel Aviv, Israel of approximately 3,390 square feet of leased office space under a lease for a period of three years, which commenced in 2014, with an option to extend the lease period for two additional consecutive three-year periods. We lease on a short-term basis additional offices in Doylestown, PA for use by our U.S. staff and management. We may require additional space and facilities as our business expands.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a development-stage biopharmaceutical company focused on the identification, licensing, acquisition, development and commercialization of drugs for rare and ultra-rare genetic diseases. We focus on therapeutic platforms that offer solutions for several diseases that share a common pathophysiological mechanism, which are the functional changes that accompany a particular syndrome or disease. We also focus on diseases with severe and debilitating manifestations, where the unmet medical need is clear, the biological mechanism of action is understood, and for which there is no satisfactory treatment. Since our inception in 2012, we have developed and in-licensed potential treatments for a range of diseases. Currently, we have several drug candidates in clinical or preclinical development targeting neuromuscular/central nervous system (CNS) and mitochondrial diseases.

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we obtain marketing approval of, and commercialize our product candidates. As of December 31, 2015, we had an accumulated deficit of $23.8 million. Our financing activities are described below under “Liquidity and Capital Resources.”

Operating Expenses

Our current operating expenses consist of three components - research and development expenses, pre-commercialization and general and administrative expenses.

Research and Development Expenses

Our research and development expenses (R&D) consist primarily of the cost of third party clinical consultants and expenses related to conducting clinical and preclinical trials, salaries and related personnel expenses, share-based compensation expenses, travel expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	December 31,
(in thousands of U.S. dollars)	2015	2014	2013

Cost of third party clinical consultants and expenses related to conducting clinical trials	$5,824	$3,697	$470
Salaries and related personnel expenses	1,185	561	171
Share-based compensation	381	83	44
Travel expenses	202	79	31
Other expenses	102	21	16
Total	$7,694	$4,441	$732

The R&D expenses amounted in 2015 to $7.7 million compared with $4.4 million in 2014. The increase was primarily due to an increase of $1.1 million in clinical trial and manufacturing related-expenses associated with the trehalose 90mg/mL IV solution platform, a $0.1 million increase in clinical trial and manufacturing-related expenses associated with the mPRT platform, a $1.0 million increase in professional services, and a $0.9 million increase in salaries, including related share-based compensation.

Our research and development expenses for the year ended December 31, 2014 amounted to $4.4 million representing an increase of $3.7 million, or 507%, compared to $0.7 million for the year ended December 31, 2013. The increase was primarily attributable to an increase in third party clinical consultants expenses and expenses related to conducting clinical trials in an amount of $3.2 million, an increase of $0.4 million in salaries and related share-based compensation, reflecting an increase in the number of employees and salary increases.

Research and development expenses by project

	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Our trehalose IV solution projects:
OPMD	$2,865	$1,865	$407
SCA3	286	141	39
Other trehalose	-	2	22
mPRT projects:
Freiedrich’s ataxia	248	276	75
OTC def	65	59	94
Other mPRT	108	-	-
Read-through project:
SMA	1,037	1,007	48
Other costs	3,085	1,091	47
Total	$7,694	$4,441	$732

Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from year to year.

The variances in expense between the year ended December 31, 2015 and the corresponding period in 2014 and 2013 are mainly due to the following projects:

•	Trehalose IV solution projects. Our expenses related to OPMD and SCA3 for the year ended December 31, 2015 amounted to $2.9 million and $0.3 million, respectively, compared to $1.9 million and $0.1 million, respectively, for the year ended December 31, 2014, and compared to $0.4 million and $0.04 million, respectively, for the year ended December 31, 2013. The increase in 2015 was primarily attributable to an increase in clinical trials and in trehalose manufacturing.

•	mPRT projects. Our expenses related to Freiedrich’s ataxia and OTC def for the year ended December 31, 2015 amounted to $0.2 million and $0.1 million, respectively, compared to $0.3 million and $0.1 million, respectively, for the year ended December 31, 2014, and compared to $0.1 million and $0.1 million, respectively, for the year ended December 31, 2013.

•	Read-through project. Our expenses related to SMA for the year ended December 31, 2015 amounted to $1.0 million, compared to $1.0 million for the year ended December 31, 2014, and compared to $0.05 million for the year ended December 31, 2013.

Pre-Commercialization Expenses

We hired our chief commercial officer in August 2015 and have been actively assessing the commercial opportunity presented by trehalose IV solution in treating OPMD and SCA3. Pre-commercialization expenses amounted to $0.8 million in 2015. There were no pre-commercialization expenses incurred in 2014 or 2013

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, intellectual property and facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	December 31,
(in thousands of U.S. dollars)	2015	2014	2013

Share-based compensation	$2,083	$654	$210
Professional services	1,906	513	23
Intellectual property expenses	550	224	33
Rent and office related expenses	545	387	31
Salaries and related personnel expenses	1,403	655	103
Travel expenses	373	114	14
Other expenses	93	92	2
Total	$6,953	$2,639	$416

Our general and administrative expenses amounted to $7.0 million in 2015 compared with $2.6 million in 2014. The increase compared with 2014 was primarily due to a $2.2 million increase in salaries and related share-based compensation, primarily due to hiring of new executives, $1.4 million increase in professional services, and $0.7 million in other general and administrative expenses. We incurred increased salaries and share-based compensation expenses during the year with the addition of a new chief executive officer and chief corporate development officer as well as support staff in the United States.

Our general and administrative expenses totaled $2.6 million for the year ended December 31, 2014, compared to $0.4 million for the year ended December 31, 2013. The increase resulted primarily from an increase of $0.4 in share-based compensation expenses, an increase of payroll in an amount of $0.6 million, reflecting an increase of payroll to our employees, an increase of $0.2 million in intellectual property expenses, reflecting the progress in our IP portfolio, including the grant of a new patent application and the submission of an additional patent application, an increase of $0.4 million in rent and office related expenses for communication and information technology systems, and an increase of $0.6 million in professional services for accounting, legal, bookkeeping, transfer agents, facilities and intellectual property expenses.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2015 was $15.5 million, compared to an operating loss of $7.1 million for the year ended December 31, 2014, an increase of $8.4 million, or 118%.

Our operating loss for the year ended December 31, 2014 was $7.1 million, compared to an operating loss of $1.1 million for the year ended December 31, 2013, an increase of $6 million, or 545%.

Financial expense and income

Financial expense and income consist of bank fees and other transactional costs and exchange rate differences.

We recognized financial income of $135,000 for the year ended December 31, 2015, compared to financial income of $58,000 for the year ended December 31, 2014. The increase is primarily due to interest on bank deposits, offset by exchange rate differences during 2015.

We recognized financial income of $58,000 for the year ended December 31, 2014, compared to financial income of $3,000 for the year ended December 31, 2013. The increase is primarily due to interest on bank deposits, offset by exchange rate differences during 2014.

Loss

As a result of the foregoing, our loss for the year ended December 31, 2015 was $15.4 million, compared to $7.0 million for the year ended December 31, 2014, an increase of $8.4 million or 120%.

Our loss for the year ended December 31, 2014 was $7.0 million, compared to $1.1 million for the year ended December 31, 2013, an increase of $5.9 million or 536%.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2015, included elsewhere in this annual report. We believe that the accounting policy below is critical in order to fully understand and evaluate our financial condition and results of operations.

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

Stock-Based Compensation and Fair Value of Ordinary Shares

We account for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation,”, or ASC 718, which requires companies to estimate the fair values of equity-based payments awards on the date of grant using an option-pricing model. The value of the stock options is recognized as an expense over the requisite service periods in our statement of operations. We recognize compensation expenses for the value of our awards granted based on the accelerated method over the requisite service period of each of the awards.

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

Share price - Up until our initial public offering, because there had been no public market for our Ordinary Shares, the fair value of the Ordinary Shares underlying the options had been determined by our management, using the assistance of an independent valuation firm. Following our initial public offering, fair market value has been determined by NASDAQ Global Market quotes.

During 2014 and 2015, our Board approved the grant by us of options to purchase 380,222 and 1,300,170 of our Ordinary Shares, respectively, subject to the terms and condition of our 2013 Incentive Option Plan.

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2015, we have funded our operations principally with $36.8 million from the issuance of Ordinary Shares and preferred shares. As of December 31, 2015, we had $7.3 million in cash and cash equivalents, and an additional amount of $12.0 million in short-term bank deposits.

The table below presents our cash flows for the years 2015, 2014 and 2013:

	Years Ended December 31,
	2015	2014	2013
	(in thousands of U.S. dollars)

Operating activities	$(13,249)	$(4,409)	$(865)

Investing activities	9,952	(22,063)	(2)

Financing activities	-	36,785	991

Net increase in cash and cash equivalents	$(3,297)	$10,313	$124

Operating Activities

Net cash used in operating activities of $13.2 million during the year ended December 31, 2015 was primarily for payment of $5.8 million for clinical trials and other third party expenses, primarily for studies of trehalose IV solution in OPMD and SCA3, an aggregate of $2.8 million in salaries and related personnel expenses, $1.5 million for professional services and payments of $0.5 million for pre-commercial work related to the trehalose IV solution in the United States. The remaining amount of $2.6 million was for travel, patent, rent and other miscellaneous expenses.

Net cash used in operating activities of $4.4 million during the year ended December 31, 2014 was primarily used for payment of $2.3 million for clinical trials and other third party expenses and an aggregate of $1.2 million in salaries and related personnel expenses. The remaining amount of $0.9 million was for travel, patent, rent and other miscellaneous expenses.

Net cash used in operating activities of $0.9 million during the year ended December 31, 2013 was primarily used for payment of $0.6 million for clinical trials and other third party expenses and an aggregate of $0.2 million in salaries and related personnel expenses. The remaining amount of $0.1 million was for travel, patent, rent and other miscellaneous expenses.

Investing Activities

Net cash derived from investing activities of $10.0 million during the year ended December 31, 2015 is primarily from investments of our cash in short-term bank deposits that matured during the year.

Net cash used in investing activities of $22.1 million during the year ended December 31, 2014 primarily reflected investments of our cash in short-term bank deposits.

Net cash used in investing activities during the year ended December 31, 2013 primarily reflected an increase in property and equipment.

Financing Activities

We had no financing activities in the year ended December 31, 2015.

Net cash provided by financing activities during the year ended December 31, 2014 consisted of approximately $36.8 million of net proceeds from issuance of Ordinary Shares. Net cash provided by financing activities in the year ended December 31, 2013 consisted of approximately $1 million of net proceeds from our issuance of Ordinary Shares.

We have an effective Form F-3 registration statement, filed under the Securities Act of 1933, as amended (Securities Act) with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell our Ordinary Shares in one or more offerings up to a total dollar amount of $100,000,000. In March 2016, we issued $6.7 million worth of our Ordinary Shares using this registration statement, resulting in net proceeds to us of $6.1 million, which we intend to use for our future clinical development program and general corporate purposes.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and preferred shares. We have incurred losses and generated negative cash flows from operations since inception. To date, we have not generated any revenue from the sale of products and we do not expect to generate revenues from sale of our products in the next few years.

As of December 31, 2015, our cash, cash equivalents and short-term bank deposits were $19.3 million. In March 2016, we raised $6.7 million in gross proceeds, or $6.1 million net after deduction of offering fees and expenses, in a registered direct offering of our ordinary shares and a private placement of warrants to purchase ordinary shares. We believe that our existing cash is sufficient to fund our operations for at least until the end of the second quarter of 2017 based on our current plan, which includes the commencement of one Phase 2b double blind placebo controlled trial of trehalose 90mg/mL IV solution during 2016. Additional funding beyond our existing cash resources will be required to entirely cover the cost of the Phase 2b study and the underlying expense of our operations while the study is ongoing. Should we be unable to obtain the additional funding required to complete the clinical study, we may reduce our activities until we have sufficient resources to do so. In addition, we expect that we will require substantial additional capital to obtain regulatory approval for, and to commercialize, our product candidates. Furthermore, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical trials, clinical trials and other research and development activities;

•	the costs of manufacturing of our drug candidates;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the costs and timing of obtaining regulatory approval for our drug candidates;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs of, and timing for, strengthening our manufacturing agreements for production of sufficient clinical and commercial quantities of our drug candidates;

•	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

•	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our drug candidates;

•	the magnitude of our general and administrative expenses; and

•	any cost that we may incur under current and future in- and out-licensing arrangements relating to our drug candidates.

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

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.F	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2015:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases:
Facility	196	153	43	-	-
Motor vehicles	6	6	-	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and executive officers

The following table sets forth information regarding our executive officers, key employees and directors as of March 29, 2015:

Name	Age	Position

Fredric Price	70	Executive Chairman of the Board of Directors

Colin Foster	53	President, Chief Executive Officer Director

Robert Cook	60	Chief Financial Officer

Dr. Warren Wasiewski	63	Chief Medical Officer, Vice President of Research and Development

Paul Firuta	50	Chief Commercial Officer

Theresa M. Stevens	55	Chief Corporate Development Officer

Leigh Cherry	46	Vice President of Manufacturing

Michael Burshtine(1)(2)(3)	52	Director

Gili Cohen(1)(2) (3)(4)	49	Director

Thomas I.H. Dubin(3)	54	Director

Ehud (Udi) Gilboa	49	Director

Marlene Haffner(3)	75	Director

Isaac Krymolowski(1)(2) (3)(4)	53	Director

Dr. Dalia Megiddo	64	Special Advisor to the Chief Executive Officer, Director

Ran Nussbaum	42	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Indicates independent director under NASDAQ rules.
(4)	Indicates external director under the Israeli Companies Law.

Fredric Price has been Executive Chairman of our Board of Directors since April 2014, having served as our Chairman of the Board of Directors from April 2012 until April 2014. Since 2013, Mr. Price has served as a member of the Advisory Board of FDNA Inc. From 2013 until 2014, he was Executive Chairman of the Board of Directors and from 2008 to 2013 Chairman of the Board of Directors and Chief Executive Officer of Chiasma, Inc. From 2004 to 2008, Mr. Price was Executive Chairman of the Board of Directors of Omrix Biopharmaceuticals, Inc., from 2006 to 2012 a member of the Board of Directors of Enobia Pharma Corp., from 2007 to 2010 a member of the Board of Directors of Pharmasset Inc., from 2007 to 2011 Executive Chairman of the Board of Directors of Peptimmune, Inc., from 2004 to 2005 Executive Chairman of the Board of Directors of Zymenex A/S, from 2000 to 2004 Chairman of the Board of Directors and Chief Executive Officer of BioMarin Pharmaceutical Inc., and from 1994 to 2000 Chief Executive Officer and a member of the Board of Directors of Applied Microbiology Inc. As chairman and/or chief executive officer, he has raised more than $700 million in a variety of securities transactions, led a total of 22 M&A and licensing transactions, built FDA approved facilities and had drugs approved in the United States as well as in international markets. His earlier experience includes having been Vice President of Finance and administration and Chief Financial Officer of Regeneron Pharmaceuticals, Inc., the founder of the strategy consulting firm RxFDP, and Vice President of Pfizer Pharmaceuticals with both line and staff responsibilities. Mr. Price is a co-inventor of 13 issued U.S. patents. He received a B.A. from Dartmouth College and an M.B.A. from the Wharton School of the University of Pennsylvania.

Colin Foster has been our President, Chief Executive Officer and a director since January 2015. Mr. Foster has extensive experience in leading therapeutic, diagnostic, and medical device companies in the United States and internationally, working across the R&D-to-commercial continuum. He was a founder of iSci Management LLC, a life sciences advisory firm, and served as its Chief Executive Officer from 2011 until 2015. In 2005, Mr. Foster co-founded Optherion, Inc., a venture backed biologics and diagnostics company targeting ultra-orphan diseases of the immune system and age-related macular degeneration, and served as its Chief Executive Officer from 2006 until 2012. Prior to that, and from 1994 until 2004, he held various senior executive positions at Bayer AG, including President and Chief Executive Officer of Bayer Pharmaceuticals Corporation USA and Region Head of the North American Pharmaceuticals business of Bayer AG. In 1988, Mr. Foster began his post-graduate career with Sandoz Canada Inc. before embarking on an international career with Bayer in Canada, the USA, and Europe. From January 2014 through August 2015, Mr. Foster served as the Chairman of Ivenix, Inc. Mr. Foster currently serves as a board member of Optherion, iSci Management LLC and Vista Vocational & Life Skills Center. Mr. Foster has a B.Sc. in Zoology and Microbiology from the University of Toronto, and an M.B.A. from Western University in Canada. He is also an active member of The Jackson Laboratory National Council and Jackson Society.

Robert Cook has been our Chief Financial Officer since January, 2016. Mr.Cook brings 25 years of international experience in senior financial leadership roles in the healthcare finance, pharmaceutical, and medical technology sectors, most recently and from April 2014 to November 2015, serving as Executive Vice President and Chief Financial Officer of Strata Skin Sciences, formerly Mela Sciences (NASDAQ:SSKN). Mr. Cook’s prior pharma experience includes ten years as the Chief Financial Officer of Immune Pharmaceuticals Inc. (NASDAQ:IMNP) and its predecessor EpiCept Corporation, from 2004 to 2014, including one year as Interim President and Chief Executive Officer of EpiCept in which he completed the reverse merger of EpiCept into Immune. Prior to that and from 1997 to 2004, he served six years as Chief Financial Officer at Pharmos Corporation. Mr. Cook began his career in financial services at the Chase Manhattan Bank, including several years as a senior executive in its Hong Kong investment bank subsidiary. Additionally, he spent two years as a Vice President in the Healthcare Group at General Electric Capital Commercial Finance. Mr. Cook holds a B.S. in Finance, magna cum laude, from The American University, in Washington, DC.

Dr. Warren Wasiewski has been our Chief Medical Officer and Vice President of Research and Development since November 2015. Dr. Wasiewski is a Board Certified Pediatric Neurologist with twenty-two years of clinical experience in Pediatric Neurology and fifteen years of experience in the pharmaceutical industry. From 2014 to 2015, Dr. Wasiewski was Chief Medical Officer and Executive Vice President of Clinical Development for Neurotrope BioScience, Inc. Prior to this, from 2012 to 2014, he was Vice President of Clinical Development for Neurology at Alexion Pharmaceuticals, Inc. (NASDAQ: ALXN). From 2001 to 2006 he was the Senior Medical Director for AstraZeneca Plc. (LON:AZN) in Neurology. In 2012, Dr. Wasiewski was an Associate Professor of Pediatrics and Neurology at Penn State Children’s Hospital where he had previously served from 1987 to 1991 as an Assistant Professor of Pediatrics. In 1991 he founded Child Neurology Associates PC in Lancaster PA and was appointed Chair of Pediatrics at Lancaster General Hospital. Dr. Wasiewski has a B.A. from Rutgers College, an M.S. from State University of New York Downstate Medical Center, and an M.D. from State University of New York, at Buffalo. Dr. Wasiewski is member of the medical honor society, Alpha Omega Alpha and Fellow of the American Academy of Pediatrics.

Paul Firuta has been our Chief Commercial Officer since September 2015. Mr. Firuta has significant and highly relevant commercial experience in the rare genetic disease space. From March 2014 to February 2015, Mr. Firuta served as President of U.S. Operations for NPS Pharmaceuticals, Inc. Prior to his role at NPS, from October 2008 to February 2014, he served as Vice President and General Manager, Americas, at ViroPharma Inc. Prior to that, he held various senior management positions at Lev Pharmaceuticals Inc., OraPharma, Inc. and SmithKline Beecham Pharmaceuticals. Mr. Firuta has an M.B.A. from St. Joseph’s University, and a B.Sc. from King’s College.

Theresa M. Stevens has been our Chief Corporate Development Officer since October 2015. Ms. Stevens brings over 29 years of leadership and operational experience in strategy, corporate and business development. From May 2014 to November 2014, Ms. Stevens served as President and Chief Corporate Development Officer of Lupin Limited. Prior to that, from 2009 to February 2014, she was Senior Vice President and Chief Corporate Development Officer of Aptalis Pharma Inc. Starting in 2000, she spent almost 10 years at Novartis International AG (NYSE: NVS) both in the United States and in Switzerland where she was Vice President Business Development & Licensing. She held various senior management positions at Antex Biologics Inc., DuPont (NYSE: DD), and was in private legal practice for five years, including at Pennie & Edmonds. Ms. Stevens holds a B.Sc. in Animal Science and a M.Sc. in Molecular & Cell Biology, both from the University of Maryland, and a J.D. from Widener University. She is a registered patent attorney at the USPTO, and is a member of the Bars of Pennsylvania, Washington, D.C. and the Federal Circuit.

Michael Burshtine has been a director since October 30, 2014. Mr. Burshtine is currently serving as co-chief executive officer at Adhestick Innovations Ltd., a chemical company specializing in the development, manufacturing and marketing of adhesion polymers formulations. Mr. Burshtine served as the president and Chief Executive Officer of Flight Medical Innovations Ltd., a med-tech company specializing in the development, manufacturing and marketing of portable ventilators, between 2009 and May 2014. Prior to that, between 2007 and 2009, he served as President and Chief Executive Officer of Recoly N.V., a bio-med company engaged in the research, development and commercialization of drug enhancement technologies. From 2004 to 2007, he served as the Chief Financial Officer of Omrix Biopharmaceuticals Inc., a public biotechnology company that develops, manufactures and commercializes plasma derivative products. Mr. Burshtine has been a certified CPA since 1994 and was a senior partner at Kesselman & Kesselman PricewaterhouseCoopers (PwC) auditing firm, until 2004. He holds an M.B.A. and a B.A. in economics and accounting, both from Tel Aviv University. Mr. Burshtine serves on our Audit Committee and our Compensation Committee.

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

Thomas I.H. Dubin has been a director since September 2015. Mr. Dubin is an attorney and has over twenty years of senior leadership experience in the pharmaceutical and biotechnology industries. From January 2014 through November 2014, Mr. Dubin served as an advisor to the Chief Executive Officer of Infinity Pharmaceuticals Inc. (NASDAQ: INFI). From 2008 through 2013, he was Senior Vice President and Chief Legal Officer, and from 2001 through 2008 he was Vice President and General Counsel, of Alexion Pharmaceuticals, Inc. (NASDAQ:ALXN), an S&P 500 biopharmaceuticals company that discovers, develops, and commercializes medicines for patients with ultra-rare, life-threatening disorders. Prior to Alexion, from 1992 to 2000, Mr. Dubin served in senior positions at ChiRex, Inc. (NASDAQ:CHRX) and at Warner-Lambert Company (NYSE:WLA) prior to its sale to Pfizer, Inc. Mr. Dubin began his career as an attorney with Cravath, Swaine & Moore in New York City. He is a Trustee of the American Jewish World Service, and a Member of Launchpad Venture Group. Mr. Dubin received his J.D. from New York University School of Law, and his B.A. from Amherst College, cum laude.

Udi Gilboa has been a director since our inception, and served as our Chief Financial Officer and our Senior Vice President of Operations from inception until January 2016. In addition, Mr. Gilboa co-founded Alcobra Ltd. (NASDAQ: ADHD) in February 2008, became a director at that time and served as its Chief Financial Officer and Chief Accounting Officer until May 2014. From 2007 until 2014, Mr. Gilboa served as a director of Insuline Medical Ltd., a public company whose shares are listed for trading on the Tel Aviv Stock Exchange. Mr. Gilboa is the founder and managing partner of Top Notch Capital, a prominent Israeli life sciences investment bank. He has founded a number of medical device and pharmaceutical companies. Mr. Gilboa holds a Bachelor’s degree and M.B.A. from Tel Aviv University.

Dr. Marlene Haffner has been a director since July 1, 2013. From 1986 until 2007, Dr. Haffner served as the Director of the Office of Orphan Products Development (OOPD) of the FDA. As OOPD Director she was responsible for the leadership and management of the FDA orphan products development program, the first Orphan Products program in the world. After leaving the FDA, and from 2007 until 2009, she served as Executive Director, Global Regulatory Policy and Intelligence at Amgen, Inc., and since 2009 has held the position of Chief Executive Officer at Orphan Solutions and Haffner Associates, services companies for the Orphan Drug industry. In addition to her consulting activities, Dr. Haffner is Adjunct Professor, Department of Preventive Medicine and Biometrics and Clinical Professor at the Department of Medicine of the F. Edward Hébert School of Medicine, Uniformed Services University of the Health Sciences in Bethesda, Maryland. For 36 years she served in the United States Public Health Service beginning her career with the Indian Health Service in Gallup, New Mexico prior to moving to the FDA.  Dr.  Haffner received her M.D. from the George Washington University School of Medicine where she then interned in Internal Medicine. She received further training in internal medicine, dermatology and hematology at the Presbyterian Hospital, New York and at the Albert Einstein College of Medicine, New York. She received an M.P.H. from the Johns Hopkins University Bloomberg School of Public Health. During her public health career, she rose to the rank of Rear Admiral in the United States Public Health Service.

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

Dr. Dalia Megiddo has been a director since our inception. From our inception until February 2015, Dr. Megiddo was our Chief Executive Officer, and from January 2015 to November 2015, she was our Chief Development Officer. Dr. Megiddo co-founded Alcobra Ltd. (NASDAQ: ADHD), a company primarily focused on the development and commercialization of a drug to treat Attention Deficit Hyperactivity Disorder in February 2008, and became a Director at that time. She is an entrepreneur and a medical doctor in family medicine. Since 2000, she has been a manager of InnoMed Ventures, an Israeli venture capital fund focused on life sciences. From 2006 to 2010, she was also a manager of 7 Health Ventures, an Israeli venture capital fund. She is also the founder of a number of life science companies. Dr. Megiddo received her M.D. degree from Hebrew University Hadassah Medical School and holds a specialist degree in Family Medicine, and also holds an M.B.A. from the Kellogg-Recanati School of Business.

Ran Nussbaum has been a director since July 1, 2013. Mr. Nussbaum is a co-founder, and since 2004, has served as a managing partner of the Pontifax Group, a venture capital firm. Mr. Nussbaum currently serves as a director of several companies, including, Kite Pharma Inc. (NASDAQ: KITE) (since July 2013), Eloxx Pharmaceuticals, Ltd. (since September 2013), UroGen Pharma Ltd. (since April 2013), Quiet Therapeutics Ltd. (since September 2010), Ocon Medical Ltd. (since May 2013), Nutrina Ltd. (since December 2014), N.T.B Pharma Ltd. (since November 2015) and NovellusDx Ltd. (since December 2015). In addition, Mr. Nussbaum previously served as a director of CollPlant Holdings Ltd. (TASE: CLPT) (from May 2010 until August 2014.), Protab Ltd. (from December 2010 until August 2014), Fusimab Ltd. (from July 2010 until December 2014), c-Cam Biotherapeutics Ltd. (from April 2012 until July 2015) and Insuline Medical Ltd. (TASE: INSL) (from December 2013 until January 2015).

Leigh Cherry has been our Vice President of Manufacturing since October 2015. Ms. Cherry has over 24 years of experience in biopharmaceutical manufacturing and supply operations. From 2007 through May 2015, Ms. Cherry served in various executive positions at Merck & Co., Inc., including as its Site Head of Biotechnology Manufacturing Operations, Executive Director of Business Development and Alliance Management, and Executive Director of Supply Chain Management. Ms. Cherry holds a B.Sc. in Electrical Engineering from Lafayette College and an M.B.A. from Harvard Business School.

6.B.	Compensation

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2015. All amounts reported in the table reflect the cost to the Company, in U.S. Dollars, as recognized in our financial statements for the year ended December 31, 2015. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.89 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2015.

Name and Position	Salary / Fees	Share-Based Compensation (1)	Cash Bonus	Total

Colin Foster, President, Chief Executive Officer and Director (2)	$495,885	$1,661,377	$114,000	$2,271,262
Fredric Price, Executive Chairman of the Board of Directors (3)	$180,000	$251,597	-	$431,597
Dr. Dalia Megiddo, Special Advisor to the CEO, Former Chief Development Officer (4)	$330,084	-	$-	$330,084
Paul Firuta, Chief Commercial Officer (5)	$147,335	145,197	$20,000	$312,532
Udi Gilboa, Former Chief Financial Officer, Senior Vice President of Operations (6)	$175,916	-	$-	$175,916

(1)	Represents the equity-based compensation expenses recorded in the Company’s financial statements for the year ended December 31, 2015 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.
(2)	Mr. Foster's employment with the Company commenced in January 2015.
(3)	Mr. Price has been the Executive Chairman of the Board of Directors, since April 2014, having served as our Chairman of the Board of Directors from April 2012 until April 2014.
(4)	Until January 2015, Dr. Megiddo was the Company’s Chief Executive Officer. Dr. Megiddo was engaged as a service provider during fiscal year 2014.
(5)	Mr. Firuta's employment with the Company commenced in August 2015.
(6)	Mr. Gilboa was engaged as a consultant during fiscal year 2014.

The aggregate amount of compensation paid or accrued to all of our directors and executive officers as a group with respect to the year ended December 31, 2015 was approximately $1.9 million. The amount does not include business travel, relocation, professional and business association due and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

In addition, stock based compensation in the amount of $2.3 million was accrued in 2015 for directors and executive officers.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and ownership of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice prior to terminating the employment of our executive officers, other than in the case of a termination for cause.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his or her service to us.  We have service contracts or employment agreements with our directors, Colin Foster, Ehud Gilboa, Dr. Dalia Megiddo, Fredric Price and Marlene Haffner. All of the foregoing service contracts have been approved by our shareholders.

In December 2012, an amendment to the Israeli Companies Law, or Amendment 20, became effective, requiring companies to appoint a Compensation Committee. Our existing Compensation Committee as detailed in Item 6.C. - “Board Practices - Board Committees - Compensation Committee” below meets this requirement.

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

The Compensation Policy must be approved by the Board of Directors, after considering the recommendations of the Compensation Committee. The Compensation Policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company. The Compensation Policy must be approved by the Board of Directors and the shareholders every three years. If the Compensation Policy is not approved by the shareholders, the Compensation Committee and the Board of Directors may nonetheless approve the policy, following further discussion of the matter and for specified reasons. Our Board of Directors approved our Compensation Policy on March 30, 2015, and our shareholders approved it on May 5, 2015.

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

Under the Israeli Companies Law and related regulations, the compensation payable to statutory independent directors and independent directors is subject to certain further limitations. See Item 6.C. - “Board Practices - External Directors” below.

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

Under our articles of association, our Board of Directors must consist of at least five and not more than eleven directors, including at least two external directors required to be appointed under the Israeli Companies Law. Accordingly, at any time, the minimum number of directors (other than the external directors) may not fall below three. Currently, our Board of Directors consists of nine directors, including two external directors. We have only one class of directors.

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

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, in such a manner which allows him or her to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public service, (ii) an academic degree or has completed other higher education, in the main field of business of the company or a field relevant for the position, or (iii) at least five years of experience as one of the following, or at least five years accumulated experience as two or more of the following - (a) a senior officer in the business management of a company with a significant volume of business, (b) a senior public officer or senior position in the public service, and (c) a senior position in the company’s main line of business.

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

Under the Israeli Companies Law, our Audit Committee is responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the Board of Directors to improve such practices and amend such deficiencies - where material deficiencies have been revealed, at least one meeting of the Audit Committee is required to be convened, with the presence of our internal auditor or the independent auditor, and without the presence of any members of the Board of Directors who are not members of the Audit Committee (unless their presence is required for the purpose of presenting their position to matters under their responsibility); (ii) determining whether certain related party transactions (including transactions in which an office holder has a personal interest) should be deemed as material or extraordinary, and to approve such transactions (which may be approved according to certain criteria set out by our Audit Committee on an annual basis) (see Item 16G. - “Approval of Related Party Transactions under Israeli Law”), (iii) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the Audit Committee, or individual, or other committee or body selected by the Audit Committee, in accordance with criteria determined by the Audit Committee; (iv) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the Audit Committee not to be extraordinary transactions, were also determined by the Audit Committee not to be negligible transactions; (v) where the Board of Directors approves the working plan of the internal auditor, to examine such working plan before its submission to the Board of Directors and propose amendments thereto, (vi) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (vii) examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the appointment of our auditor, and (viii) establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees. In compliance with regulations promulgated under the Israeli Companies Law, our Audit Committee will also approve our financial statements, thereby fulfilling the requirement that a board committee provides such approval. Our Audit Committee may not approve an action or a related party transaction, or take any other action required under the Israeli Companies Law, unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director, and it further complies with the committee composition set forth above.

Audit Committee - Charter

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

Compensation Committee

We chose to rely upon the exemption available to foreign private issuers under the Listing Rules of NASDAQ with respect to the determination of the compensation of our Chief Executive Officer and other executive officers in lieu of forming a Compensation Committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of our Board of Directors), and rather form a Compensation Committee in compliance with the Israeli Companies Law. See Item 16G. - “Corporate Governance.” However, all of the current members of our compensation committee are independent.

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

Compensation Committee - Charter

Our Board of Directors has adopted a Compensation Committee Charter setting forth the responsibilities of the Compensation Committee, pursuant to the Israeli Companies Law, as described above.

Nominating Committee

Our Board of Directors does not currently have a nominating committee that is compliant with the Listing Rules of NASDAQ, as we currently rely upon the exemption available to foreign private issuers under the Listing Rules of NASDAQ from the NASDAQ requirements related to independent director oversight of nominations to our Board of Directors and the adoption of a formal written charter or board resolution addressing the nominations process. See Item 16G. - “Corporate Governance.” Rather, a committee of our Board of Directors makes recommendations regarding director candidates to our Board of Directors, and director nominees are ultimately presented by our Board of Directors to our shareholders based upon the nominations made by the Board of Directors itself. In contrast to the Listing Rules of NASDAQ, the members of our nominating committee are not required to be independent directors.

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

As of March 30, 2015, our staff included 19 persons. Our management consists of our President and Chief Executive Officer, our Chief Financial Officer, our Chief Medical Officer and Vice President of Research and Development, our Chief Commercial Officer, our Chief Corporate Development Officer, and our Vice President of Manufacturing. We believe that we maintain good relations with all of them.

6.E.	Share ownership

As of March 29, 2016, each of our executive officers and directors, other than Mr. Price, Mr. Foster, Mr. Gilboa, Dr. Megiddo and Mr. Nussbaum, beneficially owned less than 1% of our Ordinary Shares.

For information regarding the share ownership of Mr. Gilboa, Dr. Megiddo and Mr. Nussbaum, see Item 7.A. “Major Shareholders.”

As of March 29, 2016, Mr. Price owns 131,752 Ordinary Shares, or approximately 1% of our outstanding Ordinary Shares and Mr. Foster owns 3,676 of our outstanding Ordinary Shares. In addition, Mr. Price and Mr. Foster each own options to purchase our Ordinary Shares as set forth in the table below.

	NUMBER OUTSTANDING	EXERCISE PRICE PER SHARE	EXPIRATION DATE
Fredric Price	319,531	$0.0004	April 2023
	206,702	$11.00	October 2024
Colin Foster	498,067	$8.47	January 2025

2013 Incentive Option Plan

We maintain one equity incentive plan - our 2013 Incentive Option Plan, or our 2013 Plan. As of March 29, 2016, no Ordinary Shares remained available for issuance under our 2013 Plan. In addition, options to purchase 2,345,960 Ordinary Shares were issued and outstanding. Of such outstanding options, options to purchase 903,656 Ordinary Shares were vested as of that date, with a weighted average exercise price of $5.21 per share

Our 2013 Plan, which was adopted by our Board of Directors on November 13, 2013, and amended most recently on March 28, 2016, provides for the grant of options to our and our affiliates’ respective directors, employees, office holders, service providers and consultants.

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

The following table sets forth information regarding the beneficial ownership by each person or entity known to beneficially own more than 5% of our Ordinary Shares as of March 22, 2016, or a different date, if so provided in the table below or footnotes thereof.

According to our transfer agent, as March 22, 2016, there were 9 record holders of our Ordinary Shares, among whom are five U.S. holders (including Cede & Co., the nominee of the Depositary Trust Company, holding 64.5% of our ordinary shares).  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares are held by brokers or other nominees.. None of our shareholders has different voting rights from other shareholders.

We are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all Ordinary Shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Bio Blast Pharma Ltd., Connecticut Financial Center, 157 Church Street (19th Floor), New Haven, Connecticut 06510.

	Ordinary Shares	Beneficially Owned
Name	Number	Percentage
Udi Gilboa (1)	3,320,512	20.3%
Dr. Dalia Megiddo	3,311,421	20.2%
Ran Nussbaum (2)	2,529,008	15.4%
Sabby Management, LLC (3)	1,516,130	9.3%
Visium Asset Management, LP (4)	844,000	5.1%

(1)	Based solely on a Schedule 13G filed with the SEC on February 17, 2015, and which reflects holdings as of December 31, 2014.

(2)	Comprised of Pontifax (Cayman) III Limited Partnership that holds 804,909 Ordinary Shares and Pontifax (Israel) III Limited Partnership that holds 1,724,099 Ordinary Shares. These two entities are under common control of, and are affiliated with, our director, Ran Nussbaum. The address of Ran Nussbaum is 14 Shenkar St. Herzliya, 46140, Israel.

(3)	Comprised of: (a) 1,011,130 Ordinary Shares directly owned by Sabby Healthcare Master Fund, Ltd. of 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands; (b) 505,000 Ordinary Shares directly owned by Sabby Volatility Warrant Master Fund, Ltd. of 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands; (c) 1,516,130 Ordinary Shares indirectly owned by Sabby Management, LLC of 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458, the investment manager of Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd.; and (d) 1,516,130 Ordinary Shares indirectly owned by Hal Mintz of 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458, in his capacity as manager of Sabby Management, LLC. Based solely on a Schedule 13G filed with the SEC on March 23, 2016, and which reflects holdings as of March 17, 2016.

(4)	Comprised of Visium Asset Management, LP, JG Asset, LLC, Jacob Gottlieb and Visium Balanced Master Fund, Ltd, of 888 Seventh Avenue, New York, NY 10019. Based solely on an Amendment No. 3 to Schedule 13G filed with the SEC on February 12, 2016, and which reflects holdings as of December 31, 2015.

7.B.	Related party transactions

Employment Agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. We have also entered into customary non-competition, confidentiality of information and ownership of inventions arrangements with our executive officers. However, the enforceability of the noncompetition provisions may be limited under applicable law. We describe our service agreements with directors under Item 6.B. Compensation above.

Options

Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under Item 6.E. Share Ownership - “Share Option Plans” above. If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for ninety days after such termination.

Indemnification Agreements and Insurance Coverage

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

See Item 18 - Financial Statements.

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

The Israeli Companies Law imposes further restrictions on our ability to declare and pay dividends. See Item 10.B. - “Articles of Association - Rights, Preferences and Restrictions - Dividend and Liquidation Rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. - “Taxation” below for additional information.

8.B.	Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2015, until the date of the filing of this annual report.

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

	Low	High
Annual Information:
2014	$4.53	$9.79
2015
Quarterly Information:
Third Quarter 2014	6.90	9.79
Fourth Quarter 2014	4.53	7.78
First Quarter 2015	5.81	8.85
Second Quarter 2015	5.10	8.50
Third Quarter 2015	4.90	7.15
Fourth Quarter 2015	3.45	6.60
Monthly Information:
September 2015	5.01	6.72
October 2015	4.76	6.60
November 2015	3.92	5.32
December 2015	3.45	5.40
January 2015	2.58	4.00
February 2015	2.73	4.00
March 2016 (through March 22, 2016)	2.58	7.95

9.B.	Plan of distribution

Not applicable.

9.C.	Market for Ordinary Shares

Our Ordinary Shares have been quoted on the Nasdaq Global Market since July 31, 2014 under the symbol ORPN.

9.D.	Selling shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share capital

Not applicable.

10.B.	Articles of Association

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

For a description of the agreements related to our directors and officers, see Item 6.B -“Compensation”.

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

General corporate tax structure in Israel

As of January 1, 2016, Israeli resident companies, such as us, are generally subject to corporate tax at the rate of 25%. Between January 1, 2014 and December 31, 2015, the corporate tax rate was 26.5%.

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

As of January 1, 2016, an additional income tax at a rate of 2% is imposed on high earners whose annual income or gain exceeds NIS 803,520.

A “substantial Shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote in a general meeting of shareholders, receive profits, nominate a director or an officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right.

The term “Israeli Resident” is generally defined under Israeli tax legislation with respect to individuals as a person whose center of life is in Israel. The Israeli Tax Ordinance New Version, 1961, or the Israeli Tax Ordinance, provides that in order to determine the center of life of an individual, account will be taken of the individual’s family, economic and social connections, including: (a) place of permanent home; (b) place of residential dwelling of the individual and the individual’s immediate family; (c) place of the individual’s regular or permanent occupation or the place of his permanent employment; (d) place of the individual’s active and substantial economic interests; (e) place of the individual’s activities in organizations, associations and other institutions. The center of life of an individual will be presumed to be in Israel if: (a) the individual was present in Israel for 183 days or more in the tax year; or (b) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in that tax year and the two previous tax years is 425 days or more. The presumption in this paragraph may be rebutted either by the individual or by the assessing officer.

Taxation of Israeli Resident Corporations on Receipt of Dividends

Israeli resident corporations are generally exempt from Israeli corporate income tax with respect to dividends paid on our Ordinary Shares as long as the profits from which the dividends were distributed were derived in Israel.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. As of January 1, 2016, an additional tax at a rate of 2% is imposed on high earners whose annual income or gains exceed NIS 803,520.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, 25% for corporations and up to 50% for individuals).

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

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of a Benefited Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the voting shares of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and the dividend is not paid from the profits of a Benefited Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

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

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder's tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia , dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Israeli Tax Considerations - Taxation of Our Shareholders - Dividends.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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

Passive Foreign Investment Companies.

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder's holding period) a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

•	75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive, or the Income Test; or

•	At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income, or the Asset Test.

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

Under the Hiring Incentives to Restore Employment Act of 2010, or the HIRE Act, some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See “Non-U.S. Holders of Ordinary Shares” below.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. For instance, in 2014, approximately 27% of our expenses were denominated in NIS. Changes of 5% and 10% in the U.S. Dollar / NIS exchange rate will increase/decrease our operating expenses by 1.4% and 2.7%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm because we are a non-accelerated filer and an emerging growth company.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2015, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Gili Cohen, a member of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and are independent in accordance with applicable Exchange Act rules and Nasdaq rules.

ITEM 16B.	Code of Ethics

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.bioblast-pharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer (a Member of EY Global), has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2015 and 2014.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014

Audit fees (1)	$86,000	$49,000
Audit related fees	-	-
Tax fees (3)	18,000	8,000
All other fees	-	-
Total	$104,000	$57,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.
(2)	Includes professional fees related to tax returns and other tax related services.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Listing Rules of NASDAQ, we have elected to follow the provisions of the Israeli Companies Law, rather than the Listing Rules of NASDAQ, with respect to the following requirements:

•	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Listing Rules of NASDAQ, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC's proxy solicitation rules.

•	Quorum. While the Listing Rules of NASDAQ require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

•	Nomination of our directors. With the exception of our external directors and directors elected by our Board of Directors due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting. See Item 6.C. - “Board Practices - Board of Directors.” The nominations for directors, which are presented to our shareholders by our Board of Directors, are generally made by the Board of Directors itself, in accordance with the provisions of our articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our Board of Directors consisting solely of independent directors, or by a majority of independent directors, as required under the Listing Rules of NASDAQ. Nominations may also be made by one or more of our shareholders, as provided under the Israeli Companies Law.

•	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our Board of Directors (or a Compensation Committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Listing Rules of NASDAQ with respect to the Chief Executive Officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Board of Directors, our Compensation Committee, and in some events, our shareholders, either in consistency with our Compensation Policy or, in special circumstances, taking into account certain considerations stated in the Israeli Companies Law.

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

•	Independent directors. Israeli law does not require that a majority of the directors serving on our Board of Directors be “independent,” as defined under NASDAQ Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Israeli Companies Law, as described above under Item 6.C. - “Board Practices - External Directors.” We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable NASDAQ and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “unaffiliated directors” as defined in the Israeli Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Listing Rules of NASDAQ otherwise require.

•	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporation actions in accordance with NASDAQ Listing Rule 5635. In particular, under this NASDAQ rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer's shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the Compensation Committee, Board of Directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders”, and (iii) terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder's relative, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders”. In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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

ITEM 19.	EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1	Articles of Association of the Company, filed as Exhibit 3.2 to Form F-1/A filed on July 8, 2014 (File No. 333-193824) and incorporated herein by reference.

4.1	Bio Blast Pharma Ltd. 2013 Incentive Option Plan, as amended.

4.2	Form of Indemnification Agreement, filed as Exhibit 10.4 to Form F-1/A filed on April 8, 2014 (File No. 333-193824) and incorporated herein by reference.

4.3	Engagement Letter between the Company and Fredric Price dated April 24, 2012, filed as Exhibit 10.8 to Form F-1/A filed on July 15, 2014 (File No. 333-193824) and incorporated herein by reference.

4.4	Engagement Letter between the Company and Fredric Price dated April 22, 2014, filed as Exhibit 10.6 to Form F-1/A filed on July 15, 2014 (File No. 333-193824) and incorporated herein by reference.

4.5	Engagement Letter between the Company and Marlene Haffner dated May 13, 2013, filed as Exhibit 10.7 to Form F-1/A filed on March 17, 2014 (File No. 333-193824) and incorporated herein by reference.

4.6	Bio Blast Pharma Ltd. Compensation Policy for Company Office Holders, included in Exhibit 99.1 to Form 6-K filed on March 31, 2015, and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global

101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Consolidated Notes to Financial Statements, tagged as blocks of text and in detail.

SIGNATURES

Bio Blast Pharma Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bio Blast Pharma Ltd.

By:	/s/ Colin Foster
Colin Foster
President and Chief Executive Officer
Date: March 29, 2016

BIO BLAST PHARMA LTD AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BIO BLAST PHARMA LTD.

We have audited the accompanying consolidated balance sheets of Bio Blast Pharma Ltd. and its subsidiary (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, consolidated changes in shareholders’ equity and consolidated cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/S/ KOST FORER GABBAY & KASIERER
March 29, 2016	A Member of EY Global

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2015	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,286	$10,583
Short-term bank deposits	12,046	22,028
Receivables and prepaid expenses	1,060	274

Total current assets	20,392	32,885

LONG-TERM ASSETS:
Long-term deposits	33	9
Property and equipment, net	91	60

Total long-term assets	124	69

TOTAL ASSETS	$20,516	$32,954

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,412	$1,285
Other accounts payable	1,102	995

Total current liabilities	2,514	2,280

LONG TERM LIABILITIES:	70	-

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at December 31, 2015 and 2014; 14,230,480 issued and outstanding shares at December 31, 2015 and 2014	39	39
Additional paid-in capital	41,680	39,057
Accumulated deficit	(23,787)	(8,422)

Total shareholders’ equity	17,932	30,674

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,516	$32,954

The accompanying notes are an integral part of the consolidated financial statements.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2015	2014	2013

Research and development expenses	$7,694	$4,441	$732

Pre-commercialization expenses	829	-	-

General and administrative expenses	6,953	2,639	416

Operating loss	15,476	7,080	1,148

Financial income, net	(135)	(58)	(3)

Loss before taxes on income	15,341	7,022	1,145

Taxes on income	24	-	-

Net loss	$15,365	$7,022	$1,145

Deemed dividend	-	-	26

Net loss attributable to holders of Ordinary shares	$15,365	$7,022	$1,171

Net basic and diluted loss per share	1.08	0.57	0.14

Weighted average number of Ordinary shares used in computing basic and diluted loss per share	14,230,480	12,259,600	8,423,018

The accompanying notes are an integral part of the consolidated financial statements.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Preferred A shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	equity
Balance as of January 1, 2013	7,551,427	$20	566,357	$1	$283	$(229)	$75

Conversion of Preferred A shares into Ordinary shares	566,357	1	(566,357)	(1)	-	-	-
Deemed Dividend	-	-	-	-	26	(26)	-
Issuance of Ordinary shares, net ($0.95 per share)	1,065,083	3	-	-	988	-	991
Share based compensation	-	-	-	-	254	-	254
Net loss	-	-	-	-	-	(1,145)	(1,145)

Balance as of December 31, 2013	9,182,867	24	-	-	1,551	(1,400)	175

Issuance of Ordinary shares, net ($0.95 per share)	1,065,076	3	-	-	1,009	-	1,012
Issuance of Ordinary shares upon private placement, net ($6.07 per share)	782,537	3	-	-	4,365	-	4,368
Issuance of Ordinary shares upon initial public offering, net ($11 per share)	3,200,000	9	-	-	31,396	-	31,405
Share based compensation	-	-	-	-	736	-	736
Net loss	-	-	-	-	-	(7,022)	(7,022)

Balance as of December 31, 2014	14,230,480	39	-	-	39,057	(8,422)	30,674

Share based compensation	-	-	-	-	2,623	-	2,623
Net loss	-	-	-	-	-	(15,365)	(15,365)

Balance as of December 31, 2015	14,230,480	$39	-	$-	$41,680	$(23,787)	$17,932

The accompanying notes are an integral part of the consolidated financial statements.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Cash flows from operating activities

Net loss	$(15,365)	$(7,022)	$(1,145)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	17	5	*)
Stock based compensation	2,623	736	254
Interest on short-term bank deposits	(18)	(28)	-
Increase in receivables and prepaid expenses	(786)	(245)	(19)
Increase in long-term deposits	(24)	(4)	(5)
Increase (decrease) in trade payables	127	1,239	(28)
Increase in other accounts payables	107	910	78
Increase in long term liabilities	70	-	-

Net cash used in operating activities	(13,249)	(4,409)	(865)

Cash flows from investing activities

Short-term bank deposits	10,000	(22,000)	-
Purchase of property and equipment	(48)	(63)	(2)

Net cash provided by (used in) investing activities	9,952	(22,063)	(2)

Cash flows from financing activities

Issuance of shares, net	-	36,785	991

Net cash provided by financing activities	-	36,785	991

Increase in cash and cash equivalents	(3,297)	10,313	124
Cash and cash equivalents at the beginning of the year	10,583	270	146

Cash and cash equivalents at the end of the year	$7,286	$10,583	$270

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL

a.	Bio Blast Pharma Ltd. (the “Parent”) was incorporated in Israel and commenced its operations on January 22, 2012. In January 2015, a wholly-owned subsidiary of the Parent was established in the state of Delaware named Bio Blast Pharma Inc. (the “Subsidiary”). The Parent and the Subsidiary (together the “Company”) are a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company is building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The Company’s platforms are based on in depth understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. The Company seeks to identify therapeutic platforms that offer solutions for several diseases that share a common pathophysiological mechanism. The Company’s objective is to conduct additional clinical trials for its products and, if those trials are successful, seek marketing approval from the U.S. Food and Drug Administration (the “FDA”) and other worldwide regulatory bodies. The Company’s Ordinary shares are traded on the “NASDAQ Global Market”.

b.	The Company is engaged in the research and development of products in the biopharmaceutical field, The Company has not generated revenue from the sale of any product, and does not expect to generate significant revenue unless and until it obtains marketing approval, and successfully commercializes its products. The Company recorded a net loss of $15,365 during the year ended December 31, 2015 and as of December 31, 2015 the Company had an accumulated deficit of $23,787. As of December 31, 2015, the Company’s cash and short term bank deposits were $19,332. In March 2016, the Company raised $6,700 in gross proceeds, or approximately $6,100 net after deduction of underwriting fees and expenses in a registered direct offering of its Ordinary shares, plus five and one-half year warrant, to purchase additional Ordinary shares. Existing cash is sufficient to fund the Company’s operations at least to the end of the second quarter of 2017 based on its current plan, which includes the commencement of one Phase 2b double blind placebo controlled study of trehalose 90mg/mL IV solution during 2016. Additional funding beyond its existing cash resources will be required to entirely cover the cost of the Phase 2b study and the underlying expense of the Company’s operations while the study is ongoing. Should the Company be unable to obtain the additional funding required to complete the clinical study, it may reduce its activities until it has sufficient resources to do so.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Parent and the Subsidiary finances its operation primarily in U.S. dollars, and a significant part of the Parent and the Subsidiary’s expenses are denominated and determined in U.S. dollars. The Parent and the Subsidiary’s management believes that the U.S dollar is the currency of the primary economic environment in which it operates and expects to continue to operate in the foreseeable future. Thus, the functional currency of the Parent and the Subsidiary is the U.S. dollar.

The Parent and the Subsidiary’s transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”, of the FASB. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

d.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. Short–term bank deposits are presented at their amortized cost, including accrued interest, which approximates fair value. As of December 31, 2015, the Company’s bank deposits were in U.S. dollars and bore interest at a weighted average interest rate of 0.925%.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%

Computers and software	33
Electronic equipment	15
Office furniture and equipment	6
Leasehold improvements	The shorter of term of the lease or the useful life of the asset

The Company’s property and equipment are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2015, 2014 and 2013 no impairment losses have been identified.

f.	Long-term deposits:

Long-term deposits include long-term deposits for motor vehicles under operating leases, presented at their cost and deposits to secure credit line for the Subsidiary employee’s credit cards.

g.	Research and development costs:

Research and development costs are expensed as incurred. Those expenses includes payments to third party clinical consultants, expenses related to conducting clinical trials, salaries and related personnel expenses, travel expenses, and share based compensation expenses related to research and development employees.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

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

i.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and short-term bank deposits. Cash and cash equivalents and short-term bank deposits are invested in major banks in Israel and the United States. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk. The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

j.	Fair value of financial instruments:

The Company has no financial instruments that are measured at fair value. The carrying amounts of cash and cash equivalents, short-term bank deposits, accounts receivable and accounts payable, approximate their fair value due to the short-term maturities of such instruments.

k.	Basic and diluted loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year plus dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with ASC 260, “Earnings per Share”. For the years ended December 31, 2015, 2014 and 2013, all outstanding options have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the option award is recognized as an expense over the requisite service periods in the Company’s statements of operations based on the accelerated method.

The Company selected the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as the fair value method for of its stock-options awards. The option-pricing model requires a number of assumptions as noted below:

Expected dividend yield - The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

Volatility - Since the Company’s shares started trading on NASDAQ in July 2014, sufficient quoted prices of the Company’s share are unavailable. Due to insufficient historical data for the Company, the expected volatility determination was based on similar companies’ stock volatility.

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

It also determines that if the amount of past exercise data is limited, that data may not represent a sufficiently large sample on which to base a robust conclusion on expected exercise behavior. In that circumstance, it may be appropriate to consider external data or the SEC staff’s “simplified” method for the expected term. Accordingly, the Company used the “simplified” method, meaning the expected life can be set as the average of the vesting period for each vested tranche of options and the contractual term for those options.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following assumptions were applied in determining the compensation cost:

	Year ended December 31,
	2015	2014	2013

Risk-free interest rate	1.30% -1.90%	1.55%-2.21%	0.4%
Expected option term (years)	5.12-7	5.12-7	3
Expected price volatility	70.4%-83.74%	69.49%-84.63%	73.87%
Dividend yield	-	-	-
Weighted average grant date fair value	4.16	4.1	7.18

m.	Severance pay

The Company’s liability for severance pay for its Israeli employees is based upon Israeli severance pay law, as well as, additional contractual obligations. The Company’s liability for all of its Israeli employees is fully provided by an accrual and is mainly funded by monthly deposits with insurance policies. As part of employment agreements, the Company and its Israeli employees agreed to the terms set forth in Section 14 of the Israeli Severance Pay Law, according to which amounts deposited in severance pay funds by the Company shall be the only severance payments released to the employee upon termination of employment, voluntarily or involuntarily. Accordingly, the financial statements do not include the severance pay fund and the severance pay accrual in connection with these employees, as the Company is legally released from the obligation to employees once the deposit amount has been paid.

Since 2015, the Company’s U.S. operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 100% of each participant’s contributions up to 4%. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statement of operations.

Total employer 401(k) contributions for the years ended December 31, 2015 and 2014 were $11 and $0, respectively.

The severance expenses for the years ended December 31, 2015 and 2014 amounted to $131 and $34, respectively.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	New accounting pronouncements:

In February 2016, the FASB issued ASU 2016-02 - Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact our consolidated financial statements as we have certain operating lease arrangements. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted.

In 2014, the Financial Accounting Standards (“FASB”) issued Accounting Standards Update 15-2014, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of uncertainties about an entity’s ability to continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016 with early adoption permitted. The Company is currently evaluating the effect, if any, that the adoption of this guidance will have on the Company’s financial statements.

NOTE 3:-	RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2015	2014

Government authorities	$145	$93
Prepaid expenses	915	181

	$1,060	$274

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:
Computers and software	$54	$19
Electronic equipment	19	14
Office furniture and equipment	38	32
Leasehold improvements	2	-

	$113	$65

Accumulated depreciation:	22	5

Depreciated cost	$91	$60

Depreciation expenses for the years ended December 31, 2015, 2014 and 2013 were $17, $5, and less than $1, respectively.

NOTE 5:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2015	2014

Employees and payroll accruals	$463	$235
Accrued expenses	639	760

	$1,102	$995

NOTE 6:-	INCOME TAXES

a.	Tax laws applicable to the Company:

1.	Taxable income of Israeli companies is subject to tax at the rate of 25% in 2013 and a rate of 26.5% in 2014 and 2015.

On January 4, 2016, the Israeli Parliament’s Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%, starting January 1, 2016.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 6:-	INCOME TAXES (Cont.)

2.	The Subsidiary is taxed under U.S. tax law. The federal tax rates applicable to the Company whose place of incorporation is within the U.S. are corporate (progressive) tax at the rate of up to 35%, excluding state tax, which rates depend on the state in which the Subsidiary conducts its business.

b.	Net operating losses carry forward:

The Parent has accumulated losses for tax purposes as of December 31, 2015 in the amount of $13,508, which may be carried forward and offset against taxable income in the future for an indefinite period.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2015	2014

Operating loss carry forward	$3,580	$181
Reserves and allowances	2,185	1,610

Net deferred tax asset before valuation allowance	5,765	1,791
Valuation allowance	(5,765)	(1,791)

Net deferred tax asset	$-	$-

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

d.	No liability for uncertain tax positions was recorded as of December 31, 2015 and 2014.

e.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes due to the uncertainty of the realization of such deferred taxes.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 6:-	INCOME TAXES (Cont.)

f.	Loss before taxes on income is comprised as follows:

	December 31,
	2015	2014	2013

Domestic (Israel)	$13,388	$7,022	$1,145
Foreign (U.S)	1,953	-	-

	$15,341	$7,022	$1,145

g.	Taxes on income relate solely to the Subsidiary.

NOTE 7:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	The Parent has entered into an operating lease agreement for its facilities in Israel until June 2017. The rent expenses for those facilities for the years ended December 31, 2015, 2014 and 2013 amounted to $104, $120, and $15, respectively. Future minimum payments under the lease as of December 31, 2015 are as follows:

Year ended December 31,	Total

2016	$110
2017	43

$153

The Parent has provided bank guarantees in the amount of $26 as security for the performance of its lease agreement.

b.	The Subsidiary has entered into short-term operating lease agreements for its office facilities in New Haven, CT and in Doylestown, PA. The combined rent expenses for those facilities for the year ended December 31, 2015 amounted to $36. Future minimum payments under the lease are $44. There were no rent expenses incurred neither in 2014 nor in 2013.

c.	In 2014 the Parent entered into a new operating lease agreement for its vehicles until 2017. Future minimum payments under the lease are $6. The lease expenses for the years ended December 31, 2015, 2014 and 2013 amounted to $43, $25 and $11.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 7:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

d.	License agreement:

(i)	The Company entered into a Research and Exclusive License Agreement with Yissum Research Development Company of the Hebrew University in Jerusalem Ltd., for the use, development and commercialization of TAT-MTS- Protein for protein replacement in mitochondrial diseases. The consideration to Yissum is composed of a tiered low single digit royalty on net sales and a sublicense fee that will not exceed twenty (20) percent of the sublicense consideration, but, if the sublicense arises from the sales of a product, the sublicense fee shall not be less than a low single digit percent of the gross sales of such product.

(ii)	The Company entered into an exclusive license agreement with Ramot at Tel Aviv University Ltd. for the use, development and commercialization of our read-through platform. The consideration to Ramot is composed of a tiered low single digit royalty on net sales and a sublicense fee that in the single digit percent range of payments or other consideration that the Company receives in connection with a sublicense.

NOTE 8:-	SHAREHOLDERS’ EQUITY

a.	General:

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

Prior to the closing of the share purchase agreement above and as a condition to it, the Company affected an equity restructuring, under which, all of the Company’s Preferred shares (566,357 Preferred A shares) were converted into Ordinary shares at a 1:1 ratio. As a result and in accordance with ASC 718-20-35-6, the Company recorded compensation expense in the amount of $183 and a deemed dividend in the amount of $26 in the year ended December 31, 2013.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

2.	On February 6, 2014, the Company issued 782,537 Ordinary shares to private placement investors in consideration of $4,368, net.

3.	On August 5, 2014, the Company completed a successful IPO of 3,200,000 Ordinary shares at a price of $11.00 per share generating net proceeds of $31,405, after deducting underwriting discounts and commissions and other issuance expenses.

d.	2013 Incentive option plan:

In December 2013, the Company authorized through its 2013 incentive option plan (the “2013 Plan”) the grant of options to officers, directors, advisors, management and other key employees. The options granted have a graded vesting schedule of generally four years and expire ten years after the grant date.

A summary of the Company’s options activity (for employees and directors) under the 2013 Plan is as follows:

	Year ended December 31,
	2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	783,332	$4.47	403,110	$0.0004
Granted	1,300,170	6.58	380,222	9.21

Outstanding at end of year	2,083,502	5.79	783,332	4.47

Vested and expected to vest	2,083,502	5.79	783,332	4.47

Options exercisable at the end of the year	834,650	$4.98	429,589	$1.33

As of December 31, 2015, the weighted-average remaining contractual term of the outstanding and exercisable options is 8.52 years and 7.07 years; the aggregated intrinsic value of the outstanding and exercisable options is $1,585 and $1,575 respectively. As of December 31, 2015, the unrecognized compensation cost of $3,495 to be recognized through December 31, 2019.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2015, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$
0.0004 - 0.95	411,630	6.57	0.02	408,432	6.56	0.01
5.08 - 5.60	779,603	9.76	5.36	-	-	-
6.04 - 7.17	142,500	7.69	6.22	50,000	5.62	6.49
8.47 - 11.00	749,769	8.45	9.32	376,218	7.83	10.16

0.0004 - 11.00	2,083,502	8.52	5.79	834,650	7.07	4.98

e.	Options granted to service providers:

The Company granted options to certain service providers and accounted for these options in accordance with ASC 505-50, “Equity-Based payment to non-employees”.

The outstanding options granted to the Company’s service providers are as follows:

Grant Date	Number of Options *)	Exercise Price	Expiration Date

December 2, 2014	20,000	7.78	December 2, 2024

*) All options were fully vested on the grant date.

f.	Share-based payment:

Share based compensation expense recognized in the consolidated statement of operations is as follows:

	Year ended December 31,
	2015	2014	2013

Research and development expenses	$381	$83	$44

Pre-commercialization expenses	159	-	-

General and administrative expenses	2,083	653	210

	$2,623	$736	$254

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9:-	RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties:

	December 31,
	2015	2014

Trade payable (d)	$-	$2

Other accounts payable (a) (b) (c)	$132	$123

Related parties’ expenses:

	Year ended December 31,
	2015	2014	2013
Amounts charged to:

Research and development expense (c)	$312	$145	$99

General and administrative expense (a) (b) (c) (d)	$196	$467	$257

a.	In August, 2012, the Company signed an agreement with a consultant, who is also one of the Company’s shareholders and a director, to render management, finance and operation services. The Company paid the consultant from that date until August 24 an amount of approximately $6 per month. During August 2014, the monthly fee was increased to an amount of $15 effective immediately. In August 2014, the Company granted the consultant a bonus in the amount of $80 in connection with the consummation of the IPO. The Company granted an additional bonus in the amount of $70 with regard to services provided during 2014.

b.	The Company signed an agreement with a company owned by one of its related parties. Under the agreement, the related company renders the Company with office services and an office lease for a monthly fee in the amount of approximately $4 since September 10, 2013. The parties terminated the agreement on September 1, 2014.

c.	A consulting agreement was signed on August 20, 2013 between the Company and one of its shareholders, as a consultant to render management, finance and operation services for an amount of approximately $15 per month. During August 2014, the monthly fee was increased to an amount of $19 effective immediately. In August 2014, the Company granted the consultant a bonus in the amount of $90 in connection with the consummation of the IPO. In January 2015, the monthly fee for the services provided was increased to $28 per month.

d.	In July 2013, the Company signed a consulting agreement with one of its shareholders, to render advisory services in a fee of $1 per month. The Company terminated the agreement in July 2015.

BIO BLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 10:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2015	2014	2013

Financial expenses:
Interest expense	$-	$ *)	$2
Bank fees	12	6	-
Exchange rate	39	21	-

	51	27	2
Financial income:
Interest income	186	85	-
Exchange rate	-	-	5

	186	85	5

	$(135)	$(58)	$(3)

*)	Represents an amount lower than $1.

NOTE 11:-	SUBSEQUENT EVENTS

a.	On January 11, 2016 the Company appointed a new Chief Financial Officer (“CFO”). As part of his agreement, the new CFO was granted 213,458 options to purchase Ordinary shares with exercise price of $4.23 per share.

b.	On January 21, 2016, the Company’s board of directors resolved to issue 30,000 options to an employee with exercise price of $2.71 per share.

c.	On February 21, 2016, the Company’s board of directors resolved to issue 1,500 options to an employee with an exercise price of $3.00 per share.

d.	In March 2016, the Company issued 2,161,290 of its Ordinary shares in a registered direct offering at a purchase price per share of $3.10, and in a private placement warrants to purchase up to 1,080,645 Ordinary shares with an exercise price of $4.50 per share. Total gross proceeds from the transaction amounted to $6,700, or approximately $6,100 after deduction of underwriting fees and expenses. The warrants are initially exercisable six months following the issuance date and have a term of five and one-half years from the issuance date.

- - - - - - - - - - - - - -

