Form 20-F
period 2017-12-31
Bioblast Pharma Ltd.
filed 2018-04-23
CIK 1596812

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission file number: 001-36578

Bioblast Pharma Ltd.

(Exact name of Registrant as specified in its charter)

State of Israel

(Jurisdiction of incorporation or organization)

PO Box 318, Tel-Aviv, Israel 6100201

(Address of principal executive offices)

Mr. Fredric D. Price

Tel: 03-5736632

PO Box 318, Tel-Aviv, Israel 6100201

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Ordinary Shares, par value of NIS 0.05	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

3,342,393 Ordinary Shares, par value NIS 0.05 per share as of December 31, 2017

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

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

☐ Yes    ☒ No

INTRODUCTION

We are a clinical stage orphan disease-focused biotechnology company committed to developing meaningful therapies for patients with rare and ultra-rare genetic diseases. Currently our focus is on trehalose, a therapeutic platform that offers potential solutions for several diseases that share a common pathophysiological mechanism, which are the functional changes that accompany a particular syndrome or disease. Since our inception in 2012, our work with trehalose has centered around oculopharyngeal muscular dystrophy, or OPMD, and Spinocerebellar Ataxia Type 3, or SCA3.

On June 5, 2017, we announced our engagement with JSB-Partners, L.P., or JSB Partners, a global life sciences advisor, to assist us in executing our business development objectives, which include selecting potential development and commercial partners for our investigational proprietary intravenous (IV) form of trehalose 90 mg/mL solution (trehalose), which has been studied in humans with OPMD and SCA3 and mergers and acquisitions, or M&A, opportunities. Among other transaction structures, we are simultaneously exploring the possibility of a merger or sale of the entire company or a controlling interest in the company, as well as a sale or licensing of our product candidate followed either by the distribution of any proceeds to our shareholders or an unrelated merger of the company with an operating company that would seek to benefit from the company’s then status as a “shell” company listed for trading on Nasdaq (reverse IPO). We have cut our expenses and terminated almost all of our employees and are now dedicating all of our resources to support the process led by JSB-Partners. Accordingly, we are not currently actively pursuing our core business focus as described in the preceding paragraph.

Unless otherwise indicated, all references to the “Company,” “we,” “our” “us” and “Bioblast” refer to Bioblast Pharma Ltd. and its wholly owned subsidiary, Bio Blast Pharma, Inc., a Delaware corporation. References to “U.S. dollars” and “$” are to the currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.05 per share. All references to Ordinary Share amounts have been retroactively restated to reflect the 1:5 reverse shares split that took effect on September 25, 2017.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to:

•	our prospects for consummating a transaction with a partner for our investigational product candidate or an M&A transaction and the involvement of JSB-Partners, or another third party, in facilitating such transaction;

•	our ability to continue as a going concern and to meet our financial needs, as well as potential raising of funds and their effect on our shareholders;

•	our expectations regarding the timing of commencing clinical trials with respect to our Trehalose IV solution in OPMD, if at all;

•	the continued listing of our Ordinary Shares on Nasdaq;

•	our expectations regarding the progress of our clinical trials, including the duration, cost and whether such trials will be conducted at all;

•	the number, scope, size and design of our planned development programs, including nonclinical, clinical trials;

•	our intention to successfully complete clinical trials in order to be in a position to submit a New Drug Application, or NDA, to the Food and Drug Administration, or FDA;

•	the possibility that we will apply in the future for regulatory approval for our current and any future product candidates we may develop, and the costs and timing of such regulatory approvals;

•	the likelihood of regulatory approvals for any product candidate we may develop;

•	the timing, cost or other aspects of the commercial launch of any product candidate we may develop, including the possibility that we will build a commercial infrastructure to support commercialization of our current and any future product candidates we may develop;

•	our intention to retain global commercialization rights to our product to maximize long-term value;

•	future sales of our product candidate or any other future products or product candidates;

•	our ability to achieve favorable pricing for our product candidates;

•	the potential for our product candidates to receive designation as an orphan drug and implications if they do not receive such designation;

•	that any product candidate we develop potentially offers effective solutions for various diseases;

•	whether we will develop any future product candidates internally or through strategic partnerships;

•	our expectations regarding the manufacturing and supply of any product candidate for use in our nonclinical and clinical trials, and the commercial supply of those product candidates;

•	third-party payer reimbursement for our current or any future product candidates;

•	our estimates regarding anticipated expenses, capital requirements and our needs for substantial additional financing;

•	the ultra-rare and rare diseases patient market size and market adoption of our current or any future product candidates by physicians and patients;

•	completion and receiving favorable results of clinical trials for our product candidates;

•	protection of our intellectual property, including issuance of patents to us by the United States Patent and Trademark Office, or USPTO, and other governmental patent agencies;

•	our intention to pursue marketing and orphan drug exclusivity periods that are available to us under regulatory provisions in certain countries;

•	the development and approval of the use of our current or any future product candidates for additional indications other than ultra-rare and rare diseases;

•	our expectations regarding commercial and pre-commercial activities;

•	our expectations regarding licensing, acquisitions, and strategic operations; and

•	our liquidity.

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

Our historical financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The following summary consolidated financial data for the years ended December 31, 2017, 2016 and 2015 and as of December 31, 2017 and 2016 are derived from, and should be read in conjunction with, the audited consolidated financial statements, and notes thereto, appearing elsewhere in this annual report. The summary consolidated financial for the years ended December 31, 2014 and 2013 and as of December 31, 2015, 2014 and 2013 have been derived from audited financial statements not included in this annual report.

The information presented below is qualified by the more detailed historical financial statements set forth in this annual report, and should be read in conjunction with those financial statements, the notes thereto and the discussion under Item 5 - “Operating and Financial Review and Prospects.”

Statement of Operations Data - Year Ended December 31

U.S. dollars in thousands, except share and per share data

	2017	2016	2015	2014	2013
Research and development	$2,517	$8,881	$7,694	$4,441	$732
Pre-commercialization	479	1,085	829	-	-
General and administrative	2,959	5,900	6,953	2,639	416
Total operating expenses	5,955	15,866	15,476	7,080	1,148
Loss from operations	(5,955)	(15,866)	(15,476)	(7,080)	(1,148)
Financial income, net	38	60	135	58	3
Loss before taxes on income	(5,917)	(15,806)	(15,341)	(7,022)	(1,145)
Taxes on income	(28)	(216)	(24)	-	-
Deemed dividend	-	-	-	-	(26)
Net loss	$(5,945)	$(16,022)	$(15,365)	$(7,022)	$(1,171)
Net loss attributable to Ordinary shareholders	$(5,945)	$(16,022)	$(15,365)	$(7,022)	$(1,171)
Net loss per share attributable to Ordinary shareholders - basic and diluted	$(1.79)	$(5.03)	$(5.40)	$(2.85)	$(0.70)
Weighted average number of Ordinary Shares outstanding - basic and diluted	3,313,635	3,188,433	2,846,096	2,451,920	1,684,604

Balance Sheet Data - December 31,

U.S. dollars in thousands

	2017	2016	2015	2014	2013
Cash and cash equivalents	$3,526	$6,871	$7,286	$10,583	$270
Short-term bank deposits	-	3,007	12,046	22,028	-
Current Assets	3,622	10,541	20,392	32,885	299
Total assets	3,622	10,630	20,516	32,954	306
Current liabilities	460	1,931	2,514	2,280	131
Long-term liabilities	-	-	70	-	-
Total Liabilities	460	1,931	2,584	2,280	131
Accumulated deficit	(45,754)	(39,809)	(23,787)	(8,422)	(1,400)
Shareholders’ equity	3,162	8,699	17,932	30,674	175

3.B.	Capitalization and indebtedness

Not applicable.

3.C.	Reasons for the offer and use of proceeds

Not applicable.

3.D.	Risk factors

Investing in our Ordinary Shares involves a high degree of risk. You should carefully consider the risks described below before investing in our Ordinary Shares.

Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others.  If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline.  We cannot assure you that we will successfully address any of these risks.

Risks Related to Our Financial Position and Capital Resources

We are currently seeking business development and M&A opportunities. There is intense competition for businesses/products suitable for a transaction of the type we are contemplating.

There is currently a very competitive market for business opportunities, which could reduce the likelihood of consummating a successful transaction for acquisition of a business or technology. We anticipate that we will be a small participant in the pharmaceuticals M&A or joint ventures market with, or in the acquisition of, small private entities. A large number of established and well-financed entities, including small public companies, venture capital firms, and special purpose acquisition companies are active in M&A of companies that may be desirable target candidates for us. We have significantly less financial resources, technical expertise and managerial capabilities than many of these entities, and we may be unable to effectively compete with such entities in identifying possible business opportunities and successfully completing a transaction. These and other competitive factors may reduce the likelihood of our identifying and consummating a successful transaction.

We may not be able to enter into a transaction of the type contemplated and if we complete such a transaction, we may need to raise additional capital.

Even if we identify a successful target for a transaction, there can be no assurance that we (or the entity with which we combine) will be able to complete any such transaction. If we are not able to complete such a transaction, for whatever reason, we might not be able to continue as a going concern. If we cannot continue as a going concern, our investors may lose almost all or their entire investment. In the event that we complete such a transaction, we may need to raise substantial additional capital. In such event, we may need to rely on external sources of financing to meet any capital requirements and to obtain such funding through the debt and equity markets. We cannot provide any assurances regarding the availability of any such additional funding and, if available, regarding the terms thereof. If we fail to obtain such necessary funding, any such transaction may not be successful.

Potential acquisitions of or investments in companies or technologies may negatively impact our financial condition and may not yield the expected returns.

Even if we are able to make an acquisition or investment on reasonable terms, we have no prior experience in successfully completing acquisitions, and we could experience difficulties combining the two companies and/or in retaining and motivating key personnel from these businesses. We may also incur unanticipated liabilities. We cannot be certain that our actual cash requirements resulting from an acquisition, business combination or investment will not be greater than anticipated. Furthermore, there can be no assurance that we will be able to realize the anticipated benefits or synergies of any such acquisition, combination or investment. In that regard, we note that should we combine with, or invest in, any entity that is in the developmental stage, such as we were when we first went public, the ultimate success of such business will depend, in large part, on the combined company’s ability to be successful with clinical trials and in obtaining any required regulatory approvals.

Our Board of Directors has sole discretion to identify and evaluate transaction candidates and in some cases to complete such transactions without approval of our shareholders.

We are not obligated to follow any particular operating, financial, geographic or other criteria in evaluating candidates for a potential transaction. We will choose a technology or business that we believe will provide an opportunity for our shareholders potentially to receive long-term financial returns if the transaction is successful and our board will determine the purchase price and other terms and conditions of such transaction. Accordingly, there can be no assurance that any such transaction would be subject to shareholder review or approval. As a general matter, under Israeli law, there is no requirement for us to have an acquisition approved by our shareholders. Furthermore, under the Nasdaq Listing Rules, our status as a foreign private issuer enables us to take advantage of certain exemptions regarding Nasdaq Listing Rules, such as the Nasdaq shareholder approval requirement for an acquisition in which we would issue more than 20% of our existing share capital.

Raising additional capital, or issuance of our Ordinary Shares as consideration in a merger or acquisition transaction would cause dilution to our existing shareholders, and may restrict our operations or require us to relinquish rights.

We have in the past and may continue to seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. We may also in the future issue substantial number of our Ordinary Shares as consideration in connection with merger and acquisition transactions. To the extent that we raise additional capital through the sale of equity or convertible notes securities, or the issuance of securities as part of a merger and acquisition transaction your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

We are a development-stage company and have a limited operating history on which to assess our business, we have incurred significant losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future.

We are a development-stage biotechnological company with a limited operating history. We have incurred net losses since our inception in January 2012, including a net loss of $5.9 million for the year ended December 31, 2017. As of December 31, 2017, we had an accumulated deficit of $45.8 million.

Until we began our strategic process with JSB-Partners, we had devoted substantially all of our financial resources to identify, acquire, license, and develop our current product candidate, including conducting nonclinical and clinical trials and providing general and administrative support for these operations. To date, we have financed our operations primarily through the sale of equity securities. The amount of our future net losses will depend, in part, on the rate of our future expenditures. Biotechnological product development is a highly speculative undertaking and involves a substantial degree of risk. We are in Phase 2 development of Trehalose IV, which is the only product candidate that we have pursued. It may be several years, if ever, before we have this product candidate and/or any future product candidates that we may pursue approved for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of any markets in which our product candidates may receive approval, and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payers, and adequate market share for our current or future product candidates in those markets.

We have incurred continuing losses, and depend on outside financing resources to continue our activities. On August 5, 2014, we completed a successful initial public offering that raised net proceeds of approximately $31.4 million, and in March 2016 we completed a net $6.1 million registered direct offering of our Ordinary Shares and a private placement of warrants to purchase additional Ordinary Shares. In the opinion of our management and based on our current plans and search for business development and M&A opportunities, our balances of cash and cash equivalents including short-term bank deposits will enable us to fund our activities at least until after the end of the third quarter of 2018. However, the actual amount of cash we will need to fund our operations is subject to many factors, including, but not limited to, the timing, design and execution of the clinical trials of our existing drug candidate, any future projects which may be in-licensed or any other business development activities. For example, changing circumstances and/or acquisition of new technologies may cause us to consume capital significantly faster than management currently anticipates and we may need to spend more money than currently expected because of, among others, circumstances beyond our control. Should we be unable to obtain additional funding required, we may reduce our activities until we have sufficient funds to continue.

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

The report of our independent registered public accounting firm on our audited financial statements as of and for the year ended December 31, 2017 contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. If we cannot continue as a going concern, our investors may lose their entire investment.

We have not generated any revenue from any commercial products and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. Unless and until marketing approval is obtained from either the FDA (to market and sell Trehalose IV in the United States), the European Medicines Agency, or EMA, (to market and sell Trehalose IV in the European Union), or any comparable foreign agency for Trehalose IV or any future product candidates we may develop, we may not be able to generate any revenue or attain profitability. In addition, our ability to generate profits after any regulatory approval of our current or future product candidates is subject to our ability to contract for the manufacture of commercial quantities of our product candidates at acceptable cost levels and establish sales and marketing capabilities or identify and enter into one or more strategic collaborations to effectively market and sell any approved product candidates.

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

Risks Related to Development, Regulatory Approval and Commercialization of Trehalose IV and any Future Product Candidates

If we do not pursue an M&A transaction, or other business development opportunities, we will be entirely dependent on the success of Trehalose IV, which is in the early stages of clinical development. We cannot give any assurance that Trehalose IV or any future product candidate will receive regulatory approval, which is necessary before they can be commercialized.

We are a biotechnology company with no products approved by regulatory authorities or available for commercial sale, and have never submitted a product for approval to the FDA or comparable foreign regulatory authorities. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize Trehalose IV.

In the past we focused, and we expect in the future to focus our business on the development of Trehalose IV, which is in the early stages of development. Trehalose IV will require additional non-clinical and clinical development, management of nonclinical, clinical, and manufacturing activities, regulatory approval, obtaining adequate manufacturing supply, building of a commercial organization, and significant marketing efforts before we generate any revenue from product sales. We completed two Phase 2a clinical trials of Trehalose IV in two indications. We are not permitted to market or promote any of our current or any future product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates, including Trehalose IV. We may also receive regulatory approval in some jurisdictions, but not others. We cannot be certain that Trehalose IV will be successful in clinical trials or receive regulatory approval. Further, Trehalose IV may not receive regulatory approval, even if it is successful in clinical trials. If we do not receive regulatory approvals for any product candidates we attempt to develop, we are not likely to be able to continue our operations.

In the future, we generally plan to seek regulatory approval to commercialize Trehalose IV in the United States, Canada, the European Union, and in additional foreign countries where we have commercial rights. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing, and distribution of the product candidates we may attempt to commercialize. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions, and as such our revenues and results of operations could be negatively affected.

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

The success of Trehalose IV and/or any other future product candidates that we may pursue, will depend on the receipt and maintenance of regulatory approval and the issuance and maintenance of such approvals is uncertain and subject to a number of risks, including the following:

•	the FDA or comparable foreign regulatory authorities, institutional review boards, or IRBs, or ethics committees may disagree with the design or conduct of our clinical trials and suspend or terminate the trials;

•	we may not be able to provide acceptable evidence of Trehalose IV’s safety and efficacy;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA or comparable foreign regulatory authorities for marketing approval;

•	patients in our clinical trials may suffer adverse effects for reasons that may or may not be related to Trehalose IV and would raise concerns regarding safety;

•	the population studied in any clinical program may not be sufficiently broad or representative to assure safety or efficacy in the full population for which we seek approval;

•	the data collected from clinical trials may not be sufficient to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may find, during an inspection at clinical sites, serious violations that jeopardize patient safety and rights and either stop or disregard the results of the study;

•	the FDA or comparable foreign regulatory authorities may identify deficiencies with the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies and/or may suspend or withdraw approval of our products;

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;

•	we may need to repeat trials if previous and future research activities are no longer acceptable by the FDA and other comparable regulatory agencies to support regulatory approval;

•	the FDA or comparable foreign regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional clinical trials, or nonclinical or other studies; and

•	even if we obtain marketing approval in one or more countries, future safety or other issues could result in the suspension or withdrawal of regulatory approval in such countries.

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

On March 16, 2016, we reported the final results from our open-label HOPEMD Phase 2a clinical trial, on October 24, 2016 we reported the final results of a double-blind placebo-controlled pharmacokinetic study of Trehalose IV in healthy volunteers, and on September 12, 2016 we reported the results of the extension portion of HOPEMD Phase 2a trial. This trial relates to the treatment of patients suffering from OPMD, with our lead product candidate, Trehalose IV. These final results may not necessarily predict results from future trials. Results in our open-label HOPEMD Phase 2a clinical trial might not be repeated in later trials or may not be statistically significant, because, among other things, early stage trials are often conducted in smaller groups of patients than later trials, and without the same trial design features, such as randomized controls and blinding. If the results are not replicated in future trials or are not statistically significant, we might not be able to rationalize continued development of the product candidate, or substantiate our request to obtain approval from applicable regulatory authorities at a future time.

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

In the event that the FDA’s and/or other regulatory authorities’ policies change, we could be forced to conduct additional pre-clinical, clinical trials or other studies with respect to Trehalose IV or any future product candidates we may develop beyond those that we currently contemplate. Regardless of past results, if we are unable to successfully complete the additional requirements required by regulatory changes, we may be delayed in obtaining regulatory approval of Trehalose IV and any future product candidates we may develop, we may not be able to obtain regulatory approval at all or we may obtain approval of indications that are not as broad as intended. Moreover, due to potential regulatory changes, our product development costs may also increase if we experience delays in the additional testing or approvals required. As a result, we may not have sufficient funding to complete the testing and approval process for Trehalose IV or any future product candidates we may develop. Significant clinical trial delays could allow our competitors to bring products to market before we do and impair our ability to commercialize our products if and when approved. If any of this occurs, our business would be harmed.

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

Identifying and approving patients (those with required or desired characteristics to achieve diversity in a trial) to participate in clinical trials of Trehalose IV and any future product candidates we may develop in the future is critical to our success. When we initiate our clinical trials, the timing thereof will depend on the speed at which we can recruit patients to participate in testing Trehalose IV and any future product candidates we may develop as well as completion of required follow-up periods. If patients are unable or unwilling to participate in our clinical trials for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of Trehalose IV and any future product candidates we may develop may be delayed. These delays could result in increased costs, delays in advancing Trehalose IV or any of our future product candidates, delays in testing the safety and effectiveness of our product candidates or termination of the clinical trials altogether, any of which would have an adverse effect on our business.

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

If we continue to develop Trehalose IV and it is approved, they will be subject to ongoing regulatory requirements for manufacturing and quality, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing trials, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and in other foreign jurisdictions. In addition, manufacturers, manufacturers’ facilities, shippers and distributors are required to comply with extensive FDA and other international regulatory regulations, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any approved New Drug Application, or NDA, Marketing Authorization Application, or MAA. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, shipping storage and quality control.

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

Unless we pursue an M&A transaction or other business development opportunities, the long-term growth of our business will depend on our efforts to leverage Trehalose IV to be used in other indications, which may require substantial financial resources and may ultimately be unsuccessful.

The long-term growth of our business will depend upon our ability to utilize our proprietary Trehalose IV as a platform to be used in other indications, aside from SCA3 and OPMD, which is something that we may never achieve or ever receive regulatory approval for. Research programs to identify new target indications for Trehalose IV require substantial technical, financial and human resources whether or not we ultimately identify any such applicable indication.

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

Our Trehalose IV solution has been granted orphan designation in the United States and the European Union for the treatment of OPMD and SCA3. Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, or the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals diagnosed annually in the United States. In the European Union, the European Commission, after reviewing the opinion of the EMA’s Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. In the Health Canada proposal, a rare disease is described as a life-threatening, seriously debilitating, or serious chronic condition that only affects a very small number of patients, typically less than five in 10,000 persons.

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

Changes to healthcare and FDA laws, regulations and policies may have a material adverse effect on our business and results of operations.

United States

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs and to modify the regulation of drug and biologic products. For example, the Affordable Care Act, as amended, substantially changed the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things, subjects biologic products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, and establishes annual fees and taxes on manufacturers of certain branded prescription drugs. Implementation of the Affordable Care Act remains ongoing, and there remains uncertainty as to how the law’s various provisions will ultimately affect the industry and whether the law will remain in place.

Other legislative changes have been adopted in the United States, including the Cures Act and the Budget Control Act of 2011, or the Budget Act, signed into law in 2011. The Cures Act introduced a wide range of reforms and the Budget Act, among other things, required reductions in federal spending, which eventually triggered Medicare sequestration—the requirement to reduce Medicare payments to providers up to 2% per fiscal year. In 2013, the 2% Medicare payment reductions were applied to fee-for-service claims with dates of service or dates of discharge on or after April 1, 2013. Sequestration was initially set to expire in fiscal year 2021 but has been extended to 2025.

We expect that additional state and federal healthcare reform measures and regulations could be adopted in the future, including proposals to reduce the exclusivity protections provided to already approved biological products and to provide biosimilar and interchangeable biologic products an easier path to approval. Any of these measures and regulations could limit the amounts that federal and state governments will pay for healthcare products and services, result in reduced demand for our product candidates or additional pricing pressures and affect our product development, testing, marketing approvals and post-market activities.

European Union

In the EU, the European Commission has adopted detailed rules for the safety features appearing on the packaging of medicinal products for human use. The regulations set forth the rules for the features appearing on the packaging of these medicinal products, including, among other things, the characteristics and technical specifications of the unique identifier that enables the authenticity of medicinal products to be verified and individual packs to be identified, the modalities for the verification of the safety features, and the list of medicinal products and product categories subject and not subject to prescription which shall not bear and bear (respectively) safety features.

The European Commission has also launched a series of public consultations that are aimed at the adoption of notices and guidelines which will serve the interpretation of currently applicable regulations and directives. For example, between August 2015 and December 2016, the European Commission launched public consultations which concerned good manufacturing practices, clinical trials for human medicinal products, and orphan medicinal products. The purpose of the consultation on orphan medicinal products (which will be replaced with a Notice) is to streamline the regulatory framework and to adapt the applicable regulations to technical progress. The consultation focuses on a variety of elements of Regulation (EC) No 141/2000, which include the encouragement of development of orphan medicinal products for communicable diseases and the simplification of the procedure for the reassessment of orphan criteria when two authorization application procedures are pending in parallel for two orphan medicinal products. If we are not able to adhere to the rules and guidelines of the European Commission and other EU regulatory bodies, our business might sustain adverse effects.

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

Risks Related to our Reliance on Third Parties

We will rely in the future on third parties to conduct our nonclinical studies, clinical trials, drug product manufacturing and other research and development activities. If these third parties do not appropriately carry out their contractual duties, fail to conduct high-quality studies or meet expected deadlines, regulatory approval and commercialization of Trehalose IV or any future candidates we may develop could be delayed or not obtained at all.

We do not have the ability to conduct all of our clinical trials independently. We relied in the past and plan to rely on third parties, including clinical investigators, third-party CROs, labs and consultants, to monitor, manage and protect sensitive data for, and execute our ongoing nonclinical and planned clinical programs for Trehalose IV and other potential product candidates. We currently have only two employees, and will need to hire additional employees in order to identify and monitor our third-party providers. Nevertheless, as we did in the past, we plan to be responsible for ensuring that each of our nonclinical studies and clinical trials are conducted, not only in accordance with contractual obligations, but also in accordance with the applicable protocol and legal, regulatory and scientific requirements and standards, including, for example, Good Laboratory Practices, the Animal Welfare Act and Good Clinical Practices, or GCPs. In addition, we rely on their policies and standard operating procedures. In addition, we may be responsible for maintaining compliance with applicable federal and state regulations that impose requirements related to privacy and security of health information, including those promulgated pursuant to HIPAA. Our reliance on third parties does not relieve us of our regulatory responsibilities. Regulatory authorities enforce GCPs and other standards through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCPs and other standards, the clinical data generated in our clinical trials may be deemed unreliable and the relevant regulatory authorities may require us to perform additional clinical trials in support of our regulatory approval applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements and other standards. Failure to comply with these regulations may require us to repeat nonclinical studies and clinical trials, which would delay the regulatory approval process. If the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our nonclinical studies and clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval of or successfully commercialize Trehalose IV and any future product candidates we may develop. Additionally, we must ensure that our contracts with third parties are at an affordable price. As a result, our results of operations and the commercial prospects for our current and/or future product candidates could be harmed, our costs could increase and our ability to generate revenues could be delayed. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected.

We will rely completely on third parties to manufacture Trehalose IV. Our business could be harmed if those third parties fail to provide us with sufficient quantities of Trehalose IV, or fail to do so at acceptable quality levels.

We did not have in the past, nor do we plan to acquire, the infrastructure or internal capability to manufacture our nonclinical and clinical drug supplies for use in the conduct of our nonclinical and clinical trials, and we lack the resources and the capability to manufacture Trehalose IV on a clinical or, if approved, commercial scale. In specific instances we may rely on a single provider or manufacturer for a product candidate. For example, the raw materials used to manufacture our Trehalose IV solution product candidate are acquired from a single third party drug products supplier. Additionally, our Trehalose IV solution is manufactured by a single third party manufacturer. There are a limited number of suppliers for raw materials that are used to manufacture trehalose, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce any product candidate we are developing for our clinical trials, and, if approved, ultimately for commercial sale. Any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials.

In the event that the FDA believes that Trehalose IV and/or any future therapeutic candidate that we may develop in the future, is approvable, our contract manufacturers would be audited by the FDA before approving our NDA. We will rely on our contract manufacturing partners for compliance with cGMPs for manufacture of both API and finished drug products. These cGMP regulations and other relevant standards cover all aspects of the manufacturing, testing, quality control and record keeping relating to Trehalose IV. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, we will not be able to secure and/or maintain regulatory approval of our product candidate being manufactured at their manufacturing facilities or have sufficient quantities to meet market demands. If the FDA or a comparable foreign regulatory authority finds deficiencies at these facilities, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval of or market Trehalose IV, if approved.

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

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. The United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. The laws and courts of foreign countries also may not protect our rights to the same extent as the laws and courts of the United States.

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

While we currently have three issued patents and other pending patent applications, our programs may require the use of intellectual proprietary rights held by third parties. Accordingly, the growth of our business may depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. In addition, our current and/or future product candidates may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our current and/or future product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

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

In the past we employed, and we plan to employ in the future individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages or be subjected to a court order, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

Because we will rely on third parties to develop and manufacture our current product candidate, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements, or other similar agreements with our collaborators, advisors, employees, and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

Risks Related to Our Business Operations

Our future success depends in part on our ability to retain our executive officers and management level employees and to attract, retain, and motivate other qualified personnel.

Our ability to compete in the highly competitive pharmaceuticals industry depends in large part upon our ability to attract and retain highly qualified managerial, pre-commercial, scientific and medical personnel. We are highly dependent on our management personnel. In order to induce valuable employees to remain with us, we have provided employees with stock options that vest over time. The value to employees of stock options that vest over time is significantly affected by movements in our stock price that we cannot control and, together with our other compensation programs and benefits, may at any time be insufficient to counteract more lucrative offers from other companies.

We are highly dependent on Fredric Price, our Executive Chairman of the Board and Chief Executive Officer and Dr. Warren Wasiewski, our Chief Medical Officer and Vice President of Research and Development. These executives have significant management and research and development, regulatory industry and/or corporate finance experience. The loss of either of these executive would impair our ability to identify, develop and market new products and conduct successful operations.

Our business and operations would suffer in the event of computer system failures, cyber-attacks on our systems or deficiency in our cyber security measures.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability due to lost revenues resulting from the unauthorized use or theft of sensitive business information, remediation costs, and litigation risks including potential regulatory action by governmental authorities. In addition, any such disruption, security breach or other incident could delay the further development of our future product candidates due to theft or corruption of our proprietary data or other loss of information. Our business and operations could also be harmed by any reputational damage with customers, investors or third parties with whom we work, and our competitive position could be adversely impacted.

If our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial, legal, research, and other resources. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates.

In addition, failure to succeed in nonclinical or clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit and retain qualified personnel, or the loss of the services of these executives without proper replacement, may impede the progress of our overall growth.   If this were to occur, our expenses could increase more than expected, our ability to generate and/or grow revenue could be reduced and we could face challenges in implementing our business strategy. No recruitment is anticipated while the Company is engaged with JSB-Partners to affect a business transaction.

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

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. Moreover, if we are not able to comply with the SEC’s requirements in a timely manner or if we identify or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we may not be able to produce timely and accurate financial statements. As a result we would be required to place additional financial and management resources on solving the issue. Moreover, if any of the aforementioned were to occur, the market price of our Ordinary Shares could decline and we could be subject to sanctions or investigations by the stock exchange on which our Ordinary Shares is listed, the SEC or other regulatory authorities.

Compliance with changing European privacy laws could require us to incur significant costs or experience significant business disruption and failure to so comply could result in an adverse impact on our business.

In Europe, Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the Directive, has required European Union member states to implement data protection laws to meet the strict privacy requirements of the Directive. Among other requirements, the Directive regulates transfers of personally identifiable data that is subject to the Directive, or Personal Data, to countries such as the United States, that have not been found to provide adequate protection to such Personal Data. We have not in the past and cannot in the future rely upon adherence to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks as agreed to and set forth by the U.S. Department of Commerce, and the European Union and Switzerland, which established a means for legitimating the transfer of Personal Data by data controllers in the European Economic Area, or the EEA, to the United States. As a result of the October 6, 2015 European Union Court of Justice, or ECJ, opinion in Case C-362/14 (Schrems v. Data Protection Commissioner) regarding the adequacy of the U.S.-EU Safe Harbor Framework, the U.S. – EU Safe Harbor Framework is no longer deemed to be a valid method of compliance with requirements set forth in the Directive (and member states’ implementations thereof) regarding the transfer of Personal Data outside of the EEA. In addition, in May 2016, the European Union adopted the General Data Protection Regulation (“GDPR”) that will impose more stringent data protection requirements and will provide for greater penalties for noncompliance beginning in May 2018.

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

Our research and development activities and our third-party manufacturers’ and suppliers’ activities will involve the controlled storage, use, and disposal of hazardous materials, including the components of our product candidate and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages, such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently, and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage.

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

The U.S. dollar is our functional and reporting currency; however, a portion of our operations are currently conducted in Israel and a portion of the Israeli expenses are currently paid or denominated in NIS. We also contract with CROs internationally, primarily for the execution of clinical trials and manufacturing activities. A portion of these transactions are settled in Euros or Great British Pounds, or GBPs. As a result, we are exposed to the risk that the NIS, Euro or GBP may appreciate relative to the U.S. dollar, or, if the NIS, Euro or GBP instead devalue relative to the U.S. dollar, that the relative inflation rate may exceed such rate of devaluation, or that the timing of such devaluation may lag behind the relative inflation. In any such event, the U.S. dollar cost of our operations in Israel and transactions with certain CROs and other third parties would increase and our U.S. dollar-denominated results of operations would be adversely affected. To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations. If the U.S. dollar cost of our operations increases, our U.S. dollar-measured results of operations will be adversely affected. See Item 5 - “Operating and Financial Review and Prospects - Quantitative and Qualitative Disclosure about Market Risk.”

Risks Related to the Ownership of Our Ordinary Shares

Nasdaq has stock market listing standards for share prices and market capitalization, and failure to comply with the standards might result in our Ordinary Shares being de-listed from the Nasdaq Capital Market.

On March 10, 2017, we announced that the Nasdaq Listing Qualifications Department notified us that we were subject to potential delisting from the Nasdaq Global Market because our stockholders’ equity did not satisfy the Nasdaq Global Market continued listing requirements as set forth in Nasdaq Stock Market Rule 5450(b)(1)(A), which requires a minimum of $10,000,000 in stockholders’ equity. The notification provided us until April 20, 2017 to submit to Nasdaq a plan to regain compliance with the aforementioned Nasdaq rule.

On April 17, 2017, we timely notified the Nasdaq Listing Qualifications Department of our intention to transfer the listing of our Ordinary Shares to the Nasdaq Capital Market, which requires a minimum of $2,500,000 in stockholders’ equity for continued listing.

On the same date, April 17, 2017, we announced that we received an additional notice from the Nasdaq Listing Qualifications Department advising us that we were not in compliance with Nasdaq’s requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in the Nasdaq Stock Market Rule 5450(a)(1). This requirement applied irrespective of our transfer of Ordinary Shares from Nasdaq’s Global Market to Nasdaq’s Capital Market. We were afforded a 180 day period, until October 9, 2017, to regain compliance with the $1.00 minimum bid price requirement.

On September 25, 2017, we announced the effectiveness of a five to one reverse split of our share capital, as approved by our shareholders at an Extraordinary General Meeting on September 18, 2017. The reverse split was intended to increase the per-share trading price of our Ordinary Shares in order to satisfy the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market, and we actually regained such compliance.

While our Ordinary Shares are not subject to delisting from the Nasdaq Capital Market at the moment, there remains a constant risk of future delisting for the above and additional reasons. If this were to occur the price of our Ordinary Shares may decrease further and our ability to secure additional financing through the issuance and sale of equity could be adversely affected.  In addition, upon such delisting and if we were not able to list our Ordinary Shares on another recognized stock exchange, our Ordinary Shares would be considered a “penny stock.” Broker-dealers desiring to make transactions in penny stocks have to comply with the SEC’s penny stock rules. These requirements would also likely adversely affect the trading activity in the secondary market for our Ordinary Shares.

Our directors, executive officers and principal shareholders exercise significant control over our company, which will limit your ability to influence corporate matters.

Our executive officers, directors and principal shareholders beneficially own approximately 54.4% of our Ordinary Shares. As a result, these shareholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.   In addition, this concentration of ownership may delay or prevent a change in control of our company and make some future transactions more difficult or impossible without the support of these shareholders. The interests of these shareholders may not coincide with our interests or the interests of other shareholders.

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

On August 5, 2014, we completed an initial public offering of 3,200,000 Ordinary Shares at a price to the public of $11.00 per share. In March 2016, we completed the sale of 2,161,290 Ordinary Shares in a registered direct offering at a price of $3.10 per share, which included a private placement of warrants to purchase additional Ordinary Shares. Although our Ordinary Shares were quoted on the Nasdaq Global Market, and then on the Nasdaq Capital Market, an active trading market for our Ordinary Shares may not be sustained. It may be difficult for you to sell your Ordinary Shares at all or without depressing the market price for the Ordinary Shares. As a result of these and other factors, you may not be able to sell your Ordinary Shares at or above the price you paid for such shares or at all. In addition, the trading price of our Ordinary Shares is likely to be volatile.

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

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities. While we currently have directors’ and officers’ insurance, there is no guarantee that the current policy will be maintained, or whether it will be sufficient to cover the costs of potential litigation.

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

We intend to take advantage of these exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our initial public offering which occurred in 2014, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Our status as a foreign private issuer also exempts us from compliance with certain laws and SEC regulations and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Also, although the Companies Law requires us to disclose the annual compensation of our five most highly compensated senior officers and directors on an individual basis (rather than on an aggregate basis, as was formerly permitted under the Companies Law for Israeli public companies listed overseas, such as in the United States, prior to a recent amendment), this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, it currently appears as if the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or change of control.

We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares, and our share price may be more volatile and may decline.

Risks Related to Israeli Law and Our Operations in Israel

While our senior management team is in the United States, a number of our current directors and future employees may be located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our business headquarters and a number of our directors as well as potential future employees are or will be located in Israel. Similarly, we are incorporated under Israeli law and we may, at a future time, opt to rent office space in Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, may directly affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. From time to time since late 2000, there has also been a high level of violence between Israel and the Palestinians. In addition, since 2010 political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, could affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, and recent decisions by the Israeli Supreme Court and the Israeli Compensation and Royalties Committee, a body constituted under the Patent Law, Israeli employees may be entitled to remuneration for intellectual property that they develop for us unless they explicitly waive any such rights. Although we do not currently have any Israeli employees, to the extent we enter into agreements with our future employees pursuant to which they agree that any inventions created in the scope of their employment or engagement are owned exclusively by us (as we did in the past), we may face claims demanding remuneration. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

Under current Israeli law, we may not be able to enforce our Israeli employees’ covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

In the past we entered, and we plan in the future to enter into non-competition agreements with our key employees, in most cases within the framework of their employment agreements. These agreements prohibit our key employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under applicable Israeli law, we may be unable to enforce these agreements or any part thereof against our Israeli employees. If we cannot enforce our non- competition agreements against our Israeli employees, then we may be unable to prevent our competitors from benefiting from the expertise of these former employees, which could impair our business, results of operations and ability to capitalize on our proprietary information.

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

While we do not currently have employees in Israel, any future employees and consultants in Israel, that may include members of our senior management, may be obligated to perform one month, and in some cases longer periods, of military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency circumstances, may be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants related to military service. Such disruption could materially adversely affect our business and operations.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and development

We are an Israeli corporation with our principal executive office located in Tel-Aviv, Israel, and were incorporated on January 22, 2012. Our legal and commercial name is Bioblast Pharma Ltd. Our principal executive offices are located at PO Box 318, Tel-Aviv, Israel 6100201, and our telephone number is: +972-3-5736632. Our wholly owned U.S. subsidiary, Bio Blast Pharma, Inc., incorporated in Delaware, has been appointed our agent in the United States and its registered address is 1811 Silverside Road, Wilmington, Delaware 19810. Our website address is https://bioblastpharma.com/. The information contained on, or that can be accessed through, our website is not part of this annual report. We have included our website address herein solely as an inactive textual reference.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as the exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We could remain an “emerging growth company” for up to five years from the date of our initial public offering in July 2014, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Our capital expenditures for 2017, 2016 and 2015 amounted to $2,000, $18,000 and $48,000, respectively. These expenditures were primarily for computers, electrical equipment, office furniture and leasehold improvements. We expect to finance future expenditures primarily from available cash resources.

4.B.	Business overview

Who We Are

We are a clinical stage orphan disease-focused biotechnology company committed to developing meaningful therapies for patients with rare and ultra-rare genetic diseases. Currently our focus is on trehalose, a therapeutic platform that offers potential solutions for several diseases that share a common pathophysiological mechanism, which are the functional changes that accompany a particular syndrome or disease. Since our inception in 2012, our work with trehalose has centered around OPMD and SCA3.

On June 5, 2017, we announced our engagement with JSB-Partners, a global life sciences advisor, to assist us in executing our business development objectives, which include selecting potential development and commercial partners for our investigational proprietary intravenous (IV) form of trehalose 90 mg/mL solution (trehalose), which has been studied in humans with OPMD and SCA3 and M&A opportunities. Among other transaction structures, we are simultaneously exploring the possibility of a merger or sale of the entire company or a controlling interest in the company, as well as a sale or licensing of our product candidate followed either by the distribution of any proceeds to our shareholders or an unrelated merger of the company with an operating company that would seek to benefit from the company’s then status as a “shell” company listed for trading on Nasdaq (reverse IPO). We have cut our expenses and terminated almost all of our employees and are now dedicating all of our resources to support the process led by JSB-Partners. Accordingly, we are not currently actively pursuing our core business focus as described in the preceding paragraph.

We intend to address diseases with severe and debilitating manifestations, where the unmet medical need is clear, the biological mechanism of action is understood, and for which there is no satisfactory treatment.

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

At the present time, no developmental activity with trehalose is being pursued as the Company investigates various strategic business alternatives.

Our Long Term Approach

Our long term plan is to develop (by ourselves or with strategic partners) our Trehalose IV solution as a first-in-class therapy for orphan-designated genetic diseases with high unmet needs where the mechanism of action involves prevention of protein aggregation, activation of autophagy or lysosomal pathways, and where there is involvement of the brain and/or muscle. We focus on diseases where there is proof of concept for trehalose in disease models.

The patients we seek to treat have diseases with limited or no treatment options, and their lives and well-being are highly dependent upon on the development of new therapies. The main components of our business strategy include the following:

•	Focus on rare and ultra-rare diseases with significant unmet medical need. There are numerous rare and ultra-rare metabolic genetic diseases that currently have no approved drug therapy. Some such diseases have drugs currently in development. Patients suffering from these diseases often have a high unmet medical need with significant morbidity and/or mortality. We plan to focus on developing and commercializing therapies for multiple indications with our intended focus on genetic diseases with high unmet needs characterized by protein aggregation or abnormal storage of metabolites, including neuromuscular diseases and lysosomal storage diseases with a neurologic or muscle involvement;

•	Focus on diseases and therapies with clear mechanisms of action. We plan to focus on diseases that have biology and root causes that are well understood. We believe that developing drugs that directly impact known disease pathways will increase the probability of success of our development programs;

•	Develop and selectively commercialize our Trehalose IV solution for multiple indications. Development of multiple programs based on one compound has the potential to generate development and commercial efficiencies as well as multiple market opportunities and reduced risk; and

•	Focus on excellent and efficient clinical and regulatory execution. We believe that building a successful and sustainable rare disease-focused company requires very specific expertise in the areas of patient identification, clinical trial design and conduct, and regulatory strategy. We plan to assemble a team with both a successful track record in managing global clinical development activities in an efficient manner, and with multinational experience in obtaining regulatory approvals for rare disease products.

Drug Candidate - Overview and Development Plan

Our strategy will be to either retain global commercialization rights to our product to maximize long-term value or to build our own commercial organization in the United States, which we believe would be of modest size due to the relatively small number of specialists who treat patients with rare and ultra-rare diseases, and we are actively considering partnership arrangements that may accelerate product development and facilitate access to international market opportunities.

The diseases which we plan to address have severe consequences on patients’ health, quality of life and potential life expectancy. In addition, these diseases create significant burdens on patients’ families and caretakers as well as on public health resources. In all diseases we are addressing, patients either cannot be offered an alternative therapy or the current solutions are inadequate to alter the course of the disease. We believe that prompt and efficient drug development can be of substantial benefit to the patients who are suffering from these incurable diseases. We have assembled an experienced team of employees, consultants, service providers and a Board of Directors with extensive drug development and commercialization capabilities, particularly in the orphan drug area.

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

Trehalose IV Solution Safety and Dosing

During 2016, we conducted a randomized double-blind placebo-controlled single ascending dose pharmacokinetic (PK) study of Trehalose IV in 24 healthy volunteers separated to three groups of eight patients each. In each group, six patients received trehalose and two patients received a placebo. The first group received 27 grams of IV trehalose as a one hour infusion. The second group was then dosed with 54 grams, and the third group was then dosed with 81 grams. The primary objective of the study was to establish safety and tolerability of escalating doses of trehalose. The secondary objectives were to determine the Maximum Tolerated Dose (MTD) and pharmacokinetics of escalating doses of trehalose. The key findings of the study were: (i) the MTD was determined to be 54 grams administered IV over 60 minutes, which is twice the level of drug that has been given to patients in our OPMD and SCA3 Phase 2a studies, (ii) 54 grams of trehalose administered over one hour was generally safe and well tolerated with no changes in any safety parameters, (iii) the PK of trehalose was linear; i.e. doubling the dose, doubled the exposure, (iv) the half-life of trehalose was approximately 1.5 hours and did not change when the dose was increased, (v) there was no effect on serum glucose levels during or following the infusion, and (vi) the rate of trehalose clearance from the blood was directly related to the patient’s weight; i.e., the greater the weight the faster the clearance of drug.

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

A total of 58 people were exposed to trehalose: 25 patients with OPMD, 15 patients with SCA3 and 18 healthy subjects, with some patients having been on the drug for more than 18 months. These patients and healthy volunteers have received a total of more than 2,200 doses of Trehalose IV, representing a total of more than 56,000 grams. Overall, trehalose has been well tolerated in all 58 people, with no infusion reactions being reported and no safety signals identified. No adverse event has led to discontinuation of the study drug, or drug related death.

Nonclinical toxicology studies have shown that trehalose is generally safe and well tolerated, is not genotoxic, and there is no CYP450 inhibition in drug-drug interaction analysis. Such nonclinical toxicology studies included two short-term 3-months studies in dogs and rats using a dose of 3.6 g/kg which were completed, and two chronic toxicity studies. Chronic toxicology studies were performed at a dose range of 2.7 g/kg through 10.8 g/kg and include a 6-months rat study (in which the in-life phase was terminated at 5 months due to catheter complications) and an on-going 9-month dog study for which the 6-months interim report had no negative findings. The six-month rat study report showed that there was no systemic toxicity, at any dose studied, of trehalose. However, there was increased incidence of procedural-related (indwelling catheters) complications with increasing doses of trehalose, thus suggesting that trehalose infusion may exacerbate this procedure-related event. Indwelling catheters have not been used and are not permitted in the clinical trials of trehalose.

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

In the future, subject to regulatory approval, we or a strategic partner anticipate initiating a multicenter 24 week, double-blind placebo-controlled Phase 2b trial with our Trehalose IV solution in OPMD. The plan is to enroll 48 patients and randomize them in a 1:1 ratio. The study is designed to assess safety and tolerability as well as explore whether our Trehalose IV solution could improve or prevent worsening of OPMD disease markers.

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

Terminated License Agreements

In 2011, we entered into a Research and Exclusive License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., and another with Hadasit Medical Research Services and Development Ltd. whereby we obtained exclusive licenses to a mitochondrial protein replacement platform which included two patent families. In addition, on January 1, 2014, we entered into an Exclusive License Agreement with Ramot at Tel Aviv University Ltd. for the use, development and commercialization of a read-through. Both agreements were terminated during September and November 2016, respectively, and we surrendered all rights and titles to these platforms and related data. Pursuant to the mutual termination agreement with Ramot at Tel Aviv University Ltd., and under certain conditions, although unlikely, we may be entitled to future royalty payments.

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

Manufacturing

We plan to contract in the future with third parties for the manufacturing and testing of our Trehalose IV solution for nonclinical and clinical trials and intend to do so in the future. We do not own or operate manufacturing facilities for the production of clinical quantities of our product candidate. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities, though we may decide to build a capable facility in the future.

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

For purposes of NDA approval, human clinical trials are typically conducted in phases that may overlap.

•	Phase 1 . The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients;

•	Phase 2 . This phase involves trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage;

•	Phase 3 . This phase involves trials undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population, often at geographically dispersed clinical trial sites. These trials are intended to establish the overall benefit/risk profile of the product and provide an adequate basis for product labeling; and

•	Phase 4 . In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase 4 clinical trials.

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

The NDA Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs is subject to an application user fee. For the FDA’s fiscal year 2017, the application user fee with clinical data was $2,038,100, and the sponsor of an approved NDA is also subject to annual product and establishment user fees. For the FDA’s fiscal year 2017, these fees were set at $97,750 per product and $512,200 per establishment. These fees are typically increased annually. Applications for orphan drug products are exempted from the NDA user fees and may be exempted from product and establishment user fees, unless the application includes an indication for other than a rare disease or condition.

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

•	National authorization procedures . There are also two other possible routes to authorize medicinal products in several European Union countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

Decentralized procedure .  Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one European Union country of medicinal products that have not yet been authorized in any European Union country and that do not fall within the mandatory scope of the centralized procedure.

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

Exceptional Circumstances/Conditional Approval

Orphan drugs or drugs with unmet medical needs may be eligible for European Union approval under exceptional circumstances or with conditional approval. Approval under exceptional circumstances is applicable to all applications including orphan products and is used when an applicant is unable to provide comprehensive data on the efficacy and safety under normal conditions of use because the indication for which the product is intended is encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, when the present state of scientific knowledge does not allow comprehensive information to be provided, or when it is medically unethical to collect such information. Conditional marketing authorization is applicable to orphan medicinal products, medicinal products for seriously debilitating or life-threatening diseases, or medicinal products to be used in emergency situations in response to recognized public threats. Conditional marketing authorization can be granted on the basis of less complete data than is normally required in order to meet unmet medical needs and in the interest of public health, provided the risk-benefit balance is positive, it is likely that the applicant will be able to provide the comprehensive clinical data after approval, and unmet medical needs will be fulfilled. Conditional marketing authorization is subject to certain specific obligations to be reviewed annually. The initial approval needs to be renewed annually. This renewal is controlled by the CHMP and, if not granted, may lead to cessation of the marketing authorization at the end of this particular year .

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

If the HPFB concludes that the benefits outweigh the risks and that the risks can be mitigated, the drug is issued a Notice of Compliance, as well as a Drug Identification Number which permits the sponsor to market the drug in Canada and indicates the drug’s official approval in Canada.

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

During 2017, we vacated our headquarters in Tel Aviv, Israel and we currently do not lease any office space for our operations. In the event that we will resume our product candidate development program we plan to lease appropriate space for our operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

We are a clinical stage orphan disease-focused biotechnology company committed to developing meaningful therapies for patients with rare and ultra-rare genetic diseases. Currently our focus is on trehalose, a therapeutic platform that offers potential solutions for several diseases that share a common pathophysiological mechanism, which are the functional changes that accompany a particular syndrome or disease. Since our inception in 2012, our work with trehalose has centered around OPMD and SCA3.

On June 5, 2017, we announced our engagement with JSB-Partners, a global life sciences advisor, to assist us in executing our business development objectives, which include selecting potential development and commercial partners for our investigational proprietary intravenous (IV) form of trehalose 90 mg/mL solution (trehalose), which has been studied in humans with OPMD and SCA3 and M&A opportunities. Among other transaction structures, we are simultaneously exploring the possibility of a merger or sale of the entire company or a controlling interest in the company, as well as a sale or licensing of our product candidate followed either by the distribution of any proceeds to our shareholders or an unrelated merger of the company with an operating company that would seek to benefit from the company’s then status as a “shell” company listed for trading on Nasdaq (reverse IPO). We have cut our expenses and terminated almost all of our employees and are now dedicating all of our resources to support the process led by JSB-Partners. Accordingly, we are not currently actively pursuing our core business focus as described in the preceding paragraph.

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we obtain marketing approval of, and commercialize our product candidate. As of December 31, 2017, we had an accumulated deficit of $45.8 million. Our financing activities are described below under “Liquidity and Capital Resources”. Assuming that we will resume the development of our product candidates, we expect to incur significant expenses and operating losses for at least the next several years. These losses, combined with prior losses will continue to have an adverse effect on our cash resources, shareholders’ deficit and working capital. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we only have sufficient resources to fund operations at least until the end of end of 2018. Therefore, there is substantial doubt about our ability to continue as a going concern.

If we obtain regulatory approval for our product candidate and any future product candidates we may develop, we may incur significant sales, marketing, in-licensing and outsourced manufacturing expenses, as well as continued research and development expenses. In addition, we expect our research and development expenses to significantly increase if we proceed with an additional Phase 2b clinical trial of Trehalose IV for treatment of OPMD patients and other planned clinical trials of our Trehalose IV solution for treatments of other indications, and as we develop additional product candidates for our drug pipeline. Because of the numerous risks and uncertainties associated with developing and commercializing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

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

Financial Overview

Research and Development

Research and development expenses consist of expenses incurred in performing research and development activities, including compensation and benefits (which includes share based compensation for research and development employees), an allocation of facilities expenses, overhead expenses, nonclinical pharmacology and toxicology studies, manufacturing process-development, clinical trial and related clinical manufacturing expenses, fees paid to CROs, investigative sites, and other external expenses. In the early phases of development, our research and development costs include expanding our product platform as well as early development of specific product candidates. If we expand the clinical development of our Trehalose IV solution, we expect the amount of research and development spending to continue to grow. The majority of our research and development expenses have been spent on the development of our Trehalose IV solution.

We expense research and development costs as incurred. Generally speaking, conducting a significant amount of research and development is central to our business model that we plan to execute in the future. Product candidates in advanced stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of advanced stage clinical trials. If and when we resume the development of our product candidates, we plan to increase our research and development expenses, which will be required to obtain regulatory approval for our Trehalose IV solution in the United States and rest of the world as well as to expand the indications for our Trehalose IV solution, and to further advance our nonclinical and earlier stage research and development projects into clinical stages. The successful development of our Trehalose IV solution for treatment of OPMD patients and other indications is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to complete the remainder of the development of our Trehalose IV solution, or the period, if any, in which material net cash inflows from this product candidates may commence. Clinical development timelines, the probability of success and development costs can differ materially from expectations. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of a product candidate or if we experience significant delays in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

Pre-commercialization

Pre-commercialization expenses consist primarily of professional fees related to preparation for, and if approved, the eventual commercialization of our Trehalose IV solution, including compensation and benefits (which includes share-based compensation), fees paid to third parties for market research activities and commercialization planning activities, and allocation of facilities expenses and overhead expenses. We anticipate that if and when we resume executing on the existing development programs these expenses will materially increase as we accelerate our preparation for commercialization and, if it is approved, start to market our Trehalose IV solution and as we explore new collaborations to develop and commercialize our Trehalose IV solution and other products.

General and Administrative

General and administrative expenses consist primarily of salaries and related benefits, including share-based compensation, related to our executive, finance, business development, and support functions. Other general and administrative expenses include facility-related costs not otherwise allocated to research and development expenses, travel expenses for our general and administrative personnel and professional fees for auditing, tax, as well as corporate and intellectual property legal services. We anticipate that if and when we resume executing on our development programs, our general and administrative expenses will increase, reflecting an expanding infrastructure and increased professional fees associated with being a public company and potentially as a commercial-stage company.

Finance Income, Net

Finance income, net consists mainly of interest income on bank deposits offset by bank fees and exchange rate fluctuations.

Provision for Income Taxes

We are subject to Israeli income taxes for earnings generated in Israel and for federal and state income taxes for earnings of our wholly-owned U.S. subsidiary generated in the United States. Our consolidated tax expense is affected by the mix of our taxable income (loss) in the Israel and the United States permanent items, discrete items, and unrecognized tax benefits. We file Israeli income tax returns, U.S. federal and various U.S. states returns. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. As of December 31, 2017, in Israel and the United States, some, or all of the tax years since inception (2012 in Israel, and 2015 in the United States) remain subject to examination by the applicable taxing authorities.

Results of Operations

Comparison for the years ended December 31, 2017 and 2016

The following tables set forth, for the periods indicated, our results of operations and the change between the specified periods expressed as a percent increase or decrease:

Research and Development Expenses

	2017	2016	$ change	% change
	U.S. dollars in thousands, except percentages
Research and development	2,517	8,881	(6,364)	(72)%

For the year ended December 31, 2017, our total research and development expenses decreased by approximately $6.4 million, or 72%, compared to the prior year. The decrease was due to reduced clinical trial related activities, specifically with respect to our planned Phase 2b clinical trial of trehalose 90mg/mL IV solution for treatment of OPMD patients and due to reduced preclinical activity during 2017.

Pre-Commercialization Expenses

	2017	2016	$ change	% change
	U.S. dollars in thousands, except percentages
Pre-commercialization	479	1,085	(606)	(56)%

For the year ended December 31, 2017, our pre-commercialization expenses decreased by $0.6 million, or 56%, compared to the prior year. The decrease was primarily due to a halt in market research activities during the second quarter of 2017. In addition, we did not incur any related salary cost during the second half of 2017.

General and Administrative Expenses

	2017	2016	$ change	% change
	U.S. dollars in thousands, except percentages
General and administrative	2,959	5,900	(2,941)	(50)%

For the year ended December 31, 2017, our general and administrative expenses decreased by approximately $2.9 million, or 50%, compared to the prior year due to our decision to downsize corporate overhead by reducing the number of employees of our wholly-owned U.S. subsidiary and closing of U.S. offices. The general and administrative costs during 2016 included termination related payments to departing employees. Such termination related payments were offset by reversal of previously recognized share-based compensation due to forfeiture of options previously granted to departing employees.

Finance Income, Net

Our finance income, net totaled $38,000 for the year ended December 31, 2017 and was $60,000 for the year ended December 31, 2016. The decrease was primarily due to the reduction of our outstanding balance of cash equivalents and short-term bank deposits on which we generate interest income.

Provision for Income Taxes

Our total tax provision was $28,000 for the year ended December 31, 2017, representing an effective tax rate of approximately (0.5%), as compared to a tax provision of $216,000 for the year ended December 31, 2016, representing an effective tax rate of approximately (1.4%).

Our deferred tax assets at December 31, 2017 and 2016 were $0 and $5,000, respectively. Deferred tax assets were reported net of valuation allowances of approximately $9.08 million and $7.64 million at December 31, 2017 and 2016, respectively, primarily as a result of the recording of a full valuation allowance against net operating loss, or NOL, carryforwards, as we believe it is more likely than not that we will not be able to generate sufficient future taxable income to absorb them. On December 31, 2017, we had Israeli NOL carryforwards of approximately $37 million. The Israeli NOL carryforwards do not expire.

Our effective tax rate differs from the statutory rate each year primarily due to a full valuation allowance maintained against deferred tax assets.

Comparison for the Years Ended December 31, 2016 and 2015

The following tables set forth, for the periods indicated, our results of operations and the change between the specified periods expressed as a percent increase or decrease:

Research and Development Expenses

	2016	2015	$ change	% change
	U.S. dollars in thousands
Research and development	$8,881	$7,694	$1,187	15%

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

Pre-Commercialization Expenses

	2016	2015	$ change	% change
	U.S. dollars in thousands
Pre-commercialization	$1,085	$829	$256	31%

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

General and Administrative Expenses

	2016	2015	$ change	% change
	U.S. dollars in thousands
General and administrative	$5,900	$6,953	$(1,053)	(15)%

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

Liquidity and Capital Resources

Since our inception and through December 31, 2017, we had raised an aggregate of approximately $44.2 million to fund our operations, of which approximately $37.5 million is from issuing our Ordinary Shares in our initial public offering and follow-on offerings, and approximately $6.7 million from the issuance of securities in private offerings.

At December 31, 2017, our cash, cash equivalents and short-term bank deposits were $3.5 million, compared to approximately $9.9 million at December 31, 2016. Our cash and cash equivalents are highly liquid investments with maturities of 90 days or less at the date of purchase, and are stated at fair value. We did not hold any marketable securities nor any mortgage asset-backed or auction-rate securities in our investment portfolio as of December 31, 2017. Our U.S. subsidiary held $72,000 in cash as of December 31, 2017. All of our cash is available for corporate use.

Plan of Operations and Future Funding Requirements

Generally, our primary uses of capital are, and we expect will continue to be, further development and the seeking of regulatory approval of our Trehalose IV solution. These costs will include clinical trial costs, manufacturing and process development costs, compensation and related expenses, third-party clinical and nonclinical research and development services, laboratory and related supplies, legal and other regulatory expenses, and other general operating costs. However, in recent months, and continuing until we complete an M&A transaction or other business opportunities, we expect that our resources will be dedicated to identifying and promoting such transaction or opportunities, and, accordingly, we have reduced to a minimum other activities.

We expect that our cash and cash equivalents and short-term deposits as of December 31, 2017 will fund our operating expenses and capital expenditure requirements, based on our current plan as outlined above, at least until the end of the third quarter of 2018. Additional funding beyond our existing cash resources will be required to resume our clinical development plans. Should we be unable to obtain the additional funding required to resume our clinical activity, we may reduce those activities until we have sufficient resources to do so. In addition, we expect that we will require substantial additional capital to obtain regulatory approval for, and to commercialize, our Trehalose IV solution. Furthermore, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

Cash Flow

The following is a summary of cash flows for the years ended December 31, 2017 and 2016:

	2017	2016
	U.S. dollars in thousands
Operating activities	$(6,352)	$(15,486)
Investing activities	3,007	8,982
Financing activities	-	6,089

Operating Activities

For the year ended December 31, 2017, net cash used in operating activities was approximately $6.4 million and primarily consisted of $5.9 million in net loss, adjusted for non-cash items of $(0.5) (primarily share-based compensation expenses), and changes in operating assets and liabilities of $0.9 million. Net cash used in operating activities was approximately $15.5 million during the year ended December 31, 2016, and primarily consisted of approximately $16.0 million in net loss, adjusted for non-cash items of approximately $777,000 (primarily share-based compensation expenses), and partially offset by changes in operating assets and liabilities of $241,000. The decrease in net cash used of approximately $9.1 million was driven by a reduction of activities related to clinical studies of trehalose 90mg/mL IV solution in OPMD and a decrease in compensation and related personnel expenses, professional services and pre-commercial work related to the trehalose 90mg/mL IV solution.

Investing Activities

For the year ended December 31, 2017, net cash provided by investing activities was approximately $3.0 million, compared to cash provided by investing activities of approximately $9.0 million for the year ended December 31, 2016. The majority of cash provided by investing activities in both years is attributable to withdrawal of short-term bank deposits that matured during both years.

Financing Activities

For the year ended December 31, 2017, net cash provided by financing activities was $0, compared to cash provided by financing activities of approximately $6.1 million for the year ended December 31, 2016 which consisted of net proceeds from a public offering of Ordinary Shares and warrants.

We have an effective Form F-3 registration statement, filed under the Securities Act with the SEC using a “shelf” registration process. Under this shelf registration process, and subject to certain limitations, we may, from time to time, sell our Ordinary Shares in one or more offerings up to a total dollar amount of $100 million. In March 2016, we issued 432,258 Ordinary Shares in a registered direct offering with gross proceeds of approximately $6.70 million. Since the aggregate market value of our Ordinary Shares held by non-affiliates is less than $75 million, we are limited to selling Ordinary Shares under such “shelf” registration statement during any 12 month period that have an aggregate value that is no more than one-third of the aggregate market value of our Ordinary Shares held by non-affiliates.

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

Compensation expense related to our share-based awards is subject to a number of estimates including volatility and the underlying fair value of our Ordinary Shares, as well as the estimated life of the awards. Since our initial public offering in July 2014, share option value has been determined based on the trading price of our Ordinary Shares. As of December 31, 2017 and 2016, we recognized share-based compensation expenses of $408,000 and $700,000, respectively.

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

We evaluate the tax positions we have taken when preparing our Israeli, federal and state income tax returns, and determine whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, none of the benefit attributable to the position is recognized. The tax benefit to be recognized for any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. As of December 31, 2017 and 2016, we have provided a liability of $24,000 and $24,000, respectively.

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

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates. As of December 31, 2017, we had approximately $3.5 million in cash and cash equivalents and short-term bank deposits, consisting of cash in checking accounts and deposits at Israeli and U.S. banking institutions. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of Israeli and U.S. interest rates. Given the current low rates of interest we receive, we do not believe will be adversely affected if such rates are reduced. As of December 31, 2017, we had no outstanding borrowings, and as such, we are not exposed to interest rate risks associated with credit facilities or other debt.

We are subject to currency risk for balances held, or denominated, in currencies other than U.S. dollars. We work to maintain all balances in U.S. dollars until payment in other currencies is required. In addition, portions of our expenses are denominated in each of NIS, Euro and GBP. For instance, in 2017, approximately 10% of our expenses were denominated in NIS. Changes of 5% and 10% in the U.S. dollar / NIS exchange rate will increase/decrease our operating expenses by approximately 0.5% and 1%, respectively. However, these historical figures may not be indicative of future exposure, as the percentage of our NIS denominated expenses may change in the future.

We do not hedge our foreign currency exchange risk.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2017:

		Less than 1			More than 5
	Total	Year	1-3 years	3-5 years	years
	(in thousands of U.S. dollars)
Operating leases Motor vehicles (1):	$3	$3	$-	$-	$-
Total:	$3	$3	$-	$-	$-

(1) Represents future minimum lease payments under non-cancelable operating leases in effect as of December 31, 2017.

The table excludes potential payments we may be required to make under existing agreements with suppliers and service providers as the timing of when these payments will actually be made is uncertain and the payments are contingent upon the initiation and completion of future activities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and executive officers

The following table sets forth information regarding our executive officers, key employees and directors as of April 20, 2018:

Name	Age	Position

Fredric D. Price	72	Executive Chairman of the Board of Directors, Chief Executive Officer

Dr. Warren Wasiewski	65	Chief Medical Officer, Vice President of Research and Development

Michael Burshtine (1)(2)(3)	54	Director

Thomas I.H. Dubin (1)(3)	56	Director

Robert Friedman (1)(2)(3)	62	Director

Dr. Marlene Haffner (2)(3)	77	Director

Dr. Dalia Megiddo	66	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Indicates independent director under Nasdaq rules.

Fredric D. Price has been our Chief Executive Officer since July 2016, and has served as Executive Chairman of our Board of Directors since April 2014, having served as our Chairman of the Board of Directors from April 2012 until April 2014. Since 2013, Mr. Price has served as a member of the Advisory Board of FDNA Inc. From 2013 until 2014, he was Executive Chairman of the Board of Directors and from 2008 to 2013 Chairman of the Board of Directors and Chief Executive Officer of Chiasma, Inc. From 2004 to 2008, Mr. Price was Chairman of the Board of Directors of Omrix Biopharmaceuticals, Inc., from 2006 to 2012 a member of the Board of Directors of Enobia Pharma Corp., from 2007 to 2010 a member of the Board of Directors of Pharmasset Inc., from 2007 to 2011 Executive Chairman of the Board of Directors of Peptimmune, Inc., from 2004 to 2005 Executive Chairman of the Board of Directors of Zymenex A/S, from 2000 to 2004 Chairman of the Board of Directors and Chief Executive Officer of BioMarin Pharmaceutical Inc., and from 1994 to 2000 Chief Executive Officer and a member of the Board of Directors of Applied Microbiology Inc. As Chairman and/or Chief Executive Officer, he has raised more than $700 million in a variety of securities transactions, led a total of 22 M&A and licensing transactions, built FDA approved facilities and had drugs approved in the United States as well as in international markets. His earlier experience includes having been Vice President of Finance and administration and Chief Financial Officer of Regeneron Pharmaceuticals, Inc., the founder of the strategy consulting firm RxFDP, and Vice President of Pfizer, Inc. with both line and staff responsibilities. Mr. Price is a co-inventor of 17 issued U.S. patents. He received a B.A. from Dartmouth College and an M.B.A. from the Wharton School of the University of Pennsylvania.

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

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2017. All amounts reported in the table reflect the cost to the Company, in U.S. Dollars, as recognized in our financial statements for the year ended December 31, 2017. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.560 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2017.

		Share-Based
Name and Position	Salary/Fees (1)	Compensation (2)		Bonus/Severance	Total

Fredric D. Price, Chairman of the Board of Directors, Chief Executive Officer (3)	$400,000	$144,841		$-	$544,841
Dr. Warren Wasiewski, Chief Medical Officer, Vice President of Research and Development (4)	$320.000	$305,039		$-	$625,040
Chaime Orlev, former Chief Financial Officer (5)	$218,785	$17,499		$-	$236,283
Dana Gelbaum, former Chief Commercial Officer (6)	$90,530	$-	(7)	$-	$90,530
Dr. Dalia Megiddo, Director	$50,000	$-		$-	$-

(1)	Represents salaries, related compensation expenses, employer’s costs and fees.
(2)	Amounts reflect the grant date fair value of option awards granted or modified during the year ended December 31, 2017, in accordance with ASC 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 10 to our financial statements and the discussion under Item 5 - “Operating And Financial Review And Prospects - Critical Accounting Policies and Use of Estimates - Share-based Compensation” included elsewhere in this annual report. These amounts do not correspond to the actual value that may be recognized by the respective executive officers upon vesting of applicable awards.
(3)	Mr. Price has been our Chief Executive Officer since July 2016 and Chairman of the Board of Directors, since April 2012.
(4)	Dr. Wasiewski has been our Chief Medical Officer, Vice President of Research and Development since November 2015.
(5)	Mr. Orlev’s employment with the Company terminated in November 2017.
(6)	Ms. Gelbaum’s employment with the Company terminated in July 2017.
(7)	Based on ASC 718, the Company recorded an income of $11,173 due to a reversal of expense upon forfeiture of Ms. Gelbaum, non-vesting options.

The aggregate amount of compensation paid or accrued to all of our directors and executive officers as a group with respect to the year ended December 31, 2017 was approximately $1,280,507. Such amount is inclusive of the grant date fair value of option awards granted or modified during the year ended December 31, 2017 in the amount of $1,522,617. The amount does not include business travel, relocation, professional and business association due and expenses.

Employment Agreements with Executive Officers

We have entered into written employment or service agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and ownership of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice prior to terminating the employment of our executive officers, other than in the case of a termination for cause. For further information, see Item 3.D - “Risk Factors - Risks Related to Israeli Law and Our Operations in Israel.”

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

Under our amended and restated articles of association, our Board of Directors must consist of at least five and not more than eleven directors. Our Board of Directors currently consists of seven directors. We have only one class of directors.

Our directors are each elected at the annual general meeting of our shareholders and serve until the next annual general meeting. Such election is subject to the selection, or recommendation for the Board of Director’s selection, by a majority of independent directors. Directors may nevertheless be removed prior to the end of their term by the majority of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, all in accordance with the Companies Law and our amended and restated articles of association.

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

Pursuant to the Companies Law, the Board of Directors of a company such as the Company is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the Board of Directors are “independent,” as defined under Nasdaq Listing Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the Board of Directors, by a Nominating Committee of the Board of Directors consisting solely of independent directors, or by a majority of independent directors. The Company meets all these requirements. On June 28, 2016, our Board of Directors resolved to adopt the corporate governance exemption set forth above, and accordingly we no longer have external directors as members of our Board of Directors.

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

Our Compensation Committee consists of Mr. Robert Friedman, who serves as the chairperson, Mr. Michael Burshtine and Dr. Marlene Haffner.

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

Compensation Committee - Charter

Our Board of Directors has adopted a Compensation Committee Charter setting forth the responsibilities of the Compensation Committee consistent with the Listing Rules of Nasdaq and the requirements under the Companies Law, as described above. The Compensation Committee Charter requires that our Compensation Committee be comprised of at least three members. The Compensation Committee Charter is posted on our website.

Nominating Committee

Our Board of Directors does not have an independent Nominating Committee. As indicated above, the election of members of our Board of Directors is subject to the selection, or recommendation for the Board of Director’s selection, by a majority of our independent directors.

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

As of April 20, 2018, we had two employees, our Chief Executive Officer and our Chief Medical Officer. We also engage a consultant to perform the functions of our principal financial officer. We believe that we maintain good relations with our employees.

6.E.	Share ownership

2013 Incentive Option Plan

We maintain one equity incentive plan - our 2013 Incentive Option Plan, or our 2013 Plan. As of April 20, 2018, there were a total of 661,164 options to purchase Ordinary Shares under our 2013 Plan, of which 325,353 options to purchase Ordinary Shares were issued and outstanding and 343,841 remained available for future issuance. A total of 234,969 options to purchase Ordinary Shares were vested as of that date, with a weighted average exercise price of $13.44 per share.

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

Options granted under the 2013 Plan to Israeli employees have been granted under the capital gains track of Section 102 of the Ordinance. Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders, to receive favorable tax treatment for compensation in the form of shares or options. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee (without a trustee). Section 102(b)(2) of the Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. In order to comply with the terms of the capital gains track, all options granted under the 2013 Plan pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the Ordinary Shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

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

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of April 20, 2018 by: each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding Ordinary Shares; each of our directors; each of our named executive officers; and all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of April 20, 2018 through the exercise of any stock options or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares held by that person.

Ordinary Shares that a person has the right to acquire within 60 days of April 20, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Bioblast Pharma Ltd., PO Box 318, Tel-Aviv, Israel 6100201.

We are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Number of	Percentage of
	shares	shares
	beneficially owned	beneficially owned

Holders of more than 5% of our voting securities:
Udi Gilboa (1)	468,700	14.0%
Dr. Dalia Megiddo	662,285	19.7%
Pontifax Funds (2)	508,427	15.1%
Fredric D. Price (3)	210,257	6.0%
Directors and executive officers who are not 5% holders:
Dr. Warren Wasiewski (4)	48,028	1.4%
Michael Burshtine(5)	2,625	*
Thomas I.H. Dubin(6)	2,625	*
Robert Friedman (7)	2,250	*
Dr. Marlene Haffner (8)	19,341	*
All directors and executive officers as a group (8 persons) (9)	1,455,838	41.1%

(1)	Based solely on a Schedule 13G/A filed with the SEC on February 14, 2018, and which reflects holdings as of December 31, 2017.

(2)

Comprised of 344,820 ordinary shares owned by Pontifax Israel III L.P., 160,982 ordinary shares owned by Pontifax Cayman III L.P. and options to purchase 2,625 ordinary shares exercisable within 60 days of December 31, 2017, owned by Pontifax Israel III L.P. and by Pontifax Cayman III L.P. Pontifax Management Fund III L.P. is the general partner of Pontifax Israel III L.P. and Pontifax Cayman III L.P. Pontifax Management III G.P. (2011) Ltd. is the general partner of Pontifax Management Fund III L.P. Ran Nussbaum is a director of Pontifax Management III G.P. (2011) Ltd.

(3)	Comprised of: (a) 90,257 Ordinary Shares; and (b) 120,000 options to purchase Ordinary Shares presently exercisable or exercisable within 60 days of April 20, 2018.

(4)	Comprised of 48,028 options to purchase Ordinary Shares presently exercisable or exercisable within 60 days of April 20, 2018.

(5)	Comprised of 2,625 options to purchase Ordinary Shares presently exercisable or exercisable within 60 days of April 20, 2018.

(6)	Comprised of 2,625 options to purchase Ordinary Shares presently exercisable or exercisable within 60 days of April 20, 2018.

(7)	Comprised of 2,250 options to purchase Ordinary Shares presently exercisable or exercisable within 60 days of April 20, 2018.

(8)	Comprised of: (a) 16,716 Ordinary Shares; and (b) 2,625 options to purchase Ordinary Shares presently exercisable or exercisable within 60 days of April 20, 2018.
(9)	Comprised of: (a) 1,275,060 Ordinary Shares; and (b) 180,778 options to purchase Ordinary Shares presently exercisable or exercisable within 60 days of April 20, 2018.

Record Holders

According to our transfer agent, as of April 20, 2018, there were seven record holders of our Ordinary Shares, among whom are three U.S. holders (including Cede & Co., the nominee of the Depositary Trust Company, holding 67% of our Ordinary Shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares are held by brokers or other nominees. None of our shareholders has different voting rights from other shareholders.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons

7.B.	Related party transactions

Employment Agreements

We have entered into written employment and service agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. We have also entered into customary non-competition, confidentiality of information and ownership of inventions arrangements with our executive officers. However, the enforceability of the noncompetition provisions may be limited under applicable law. We describe our service agreements with directors under Item 6.B. Compensation above.

Options

Since our inception we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plan under Item 6.E. Share Ownership - “2013 Incentive Option Plan” above. If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for ninety days after such termination.

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

The Companies Law imposes further restrictions on our ability to declare and pay dividends. See Item 10.B. -“Articles of Association - Rights, Preferences, Restrictions of Shares and Shareholder Meetings - Dividend and Liquidation Rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. - “Taxation” below for additional information.

8.B.	Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2017, until the date of the filing of this annual report.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and listing details

Our Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “ORPN” since April 27, 2017. Prior to that date, our Ordinary Shares were listed on the Nasdaq Global Market since July 31, 2014. Our initial public offering was priced at $11.00 per share on July 30, 2014. The following table sets forth for the periods indicated the high and low sales prices per Ordinary Share as reported on the Nasdaq Global Market or Nasdaq Capital Market, as applicable.

	Low	High
Annual information
2014	$22.50	$55.00
2015	$17.25	$44.25
2016	$4.60	$39.75
2017	$1.49	$7.75
Quarterly information
First quarter 2016	$11.50	$39.75
Second quarter 2016	$7.70	$15.65
Third quarter 2016	$7.50	$10.20
Fourth quarter 2016	$4.60	$8.75
First quarter 2017	$3.75	$7.75
Second quarter 2017	$2.05	$4.09
Third quarter 2017	$1.49	$4.15
Fourth quarter 2017	$1.81	$3.98
Monthly information
October 2017	$2.02	$3.98
November 2017	$1.82	$3.06
December 2017	$1.81	$3.35
January 2018	$2.19	$5.99
February 2018	$2.59	$3.08
March 2018	$1.87	$3.31
April 2018*	$1.86	$2.29

* Updated through April 20, 2018

9.B.	Plan of distribution

Not applicable.

9.C.	Market for Ordinary Shares

Our Ordinary Shares have been quoted on the Nasdaq Capital Market since April 27, 2017 and prior to that date, our Ordinary Shares were listed on the Nasdaq Global Market since July 31, 2014, in both cases under the symbol ORPN.

9.D.	Selling shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share capital

Not applicable.

10.B.	Articles of Association

Securities Register

We are registered with the Israeli Registrar of Companies. Our registration number is 51-471648-9. Our amended and restated articles of association provide that we may engage in any type of lawful business.

Board of Directors

The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the Audit Committee, the Compensation Committee, by the Board of Directors itself and by the shareholders. The vote required by the Audit Committee, Compensation Committee and the Board of Directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. If, however, a majority of the members participating in such meeting have a personal interest in the approval of such matter, then all directors may participate in the discussions and the voting on approval thereof and in such case the matter shall be subject to further shareholder approval.

The Companies Law requires that an office holder promptly disclose to the Board of Directors any personal interest that he or she may have concerning any existing or proposed transaction with a company, as well as any substantial information or document with respect thereof. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the Board of Directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of a relative of such office holder in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the Board of Directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the Board of Directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. Approval first by the company’s Audit Committee and subsequently by the Board of Directors is required for an extraordinary transaction in which an office holder has a personal interest. Arrangements regarding the compensation, indemnification or insurance of an office holder require the approval of the Compensation Committee, Board of Directors and, in certain circumstances, the shareholders, in that order.

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

Rights, Preferences, Restrictions of Shares and Shareholders Meetings

•	General. Our share capital is NIS 500,000, consisting of 10,000,000 Ordinary Shares, NIS 0.05 par value per share.

•	Voting. The Ordinary Shares do not have cumulative voting rights in the election of directors. As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect all the Directors.

•	Dividend and liquidation rights. Our Board of Directors may declare a dividend to be paid to the holders of our Ordinary Shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our Board of Directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

•	Transfer of shares; record dates. Fully paid up Ordinary Shares may be freely transferred pursuant to our amended and restated articles of association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors will fix a record date.

•	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our amended and restated articles of association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

•	Quorum for general meetings. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

•	Notice of general meetings. Unless a longer period for notice is prescribed by the Companies Law, at least 10 days and not more than 60 days’ notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our amended and restated articles of association, entitled to receive notices from us. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the Board of Directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

•	Annual; agenda; calling a general meeting. General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the Board of Directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The Board of Directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the Board of Directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

•	Majority vote. Except as otherwise provided in the amended and restated articles of association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further vote.

•	Discrimination against shareholders. According to our amended and restated articles of association, there are no discriminating provisions against any existing or prospective holders of our shares as a result of a shareholder holding a substantial number of shares.

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

General corporate tax structure in Israel

As of January 1, 2016, Israeli resident companies, such as us, were generally subject to corporate tax at the rate of 25%. As of January 1, 2017, the corporate tax rate was reduced to 24% and as of January 1, 2018, the corporate tax rate is reduced to 23%. Between January 1, 2014 and December 31, 2015, the corporate tax rate was 26.5%.

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

As of January 1, 2016, an additional income tax at a rate of 2% will be imposed on high earners whose annual taxable income or gain exceeds NIS 803,520. As of January 1, 2017, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds NIS 640,000. As of January 1, 2018, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds NIS 641,880.

A “substantial Shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote in a general meeting of shareholders, the right to receive profits, the right to nominate a director or an officer, the right to receive assets upon liquidation (after settling the debts), or the right to instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and whether by virtue of shares, rights to shares or other rights, or in any other manner, including by means of voting agreements or trusteeship agreements.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. As of January 1, 2016, an additional tax at a rate of 2% will be imposed on high earners whose annual income or gains exceed NIS 803,520. As of January 1, 2017, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds NIS 640,000. As of January 1, 2018, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds NIS 641,880.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, up to 50% for individuals and As of January 1, 2016, 25% for Israeli resident corporations, as of January 1, 2017, the corporate tax rate is reduced to 24% and as of January 1, 2018, the corporate tax rate is reduced to 23%).

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

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our Ordinary Shares, provided that such gains were not derived from a permanent establishment or business activity of such shareholders in Israel and if additional conditions are met. However, non-Israeli corporations’ shareholders will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

U.S. Federal Income Taxation

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, or TCJA, was signed into law making significant changes to U.S. income tax law, including a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. We do not see a material direct impact on our financials as of December 31, 2017.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase or hold our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except as explicitly discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity are not considered.

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

For U.S. Holders that are corporations, the TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.”

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

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders, other than certain U.S. Holders that are corporations, may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the Ordinary Shares if such U.S. Holder has not held the Ordinary Shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the Ordinary Shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the Ordinary Shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in the sold Ordinary Shares and the amount realized on the disposition of such Ordinary Shares (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the United States Holder has a holding period of more than one year at the time of the disposition.

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

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Passive Foreign Investment Companies.

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

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

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the Nasdaq, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

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

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Mr. Oren Elmaliah, a consultant who performs the functions of our principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Mr. Oren Elmaliah, a consultant who performs the functions of our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm because we are a non-accelerated filer and an emerging growth company.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Michael Burshtine, a member of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

ITEM 16B.	Code of Ethics

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at https://bioblastpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer (a Member of EY Global), has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2017 and 2016.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016

Audit fees (1)	$80,000	$100,000
Audit related fees (2)	23,000	30,000
Tax fees (3)	22,500	48,000
Total	$125,500	$178,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.
(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independence auditor including SEC filings, comfort letter, consents and comment letters in connection with regulatory filings.
(3)	Includes professional fees related to tax returns and other tax related services.

Pre-Approval of Auditors’ Compensation

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Listing Rules of Nasdaq, we have elected to follow the provisions of the Companies Law, rather than the Listing Rules of Nasdaq, with respect to the following requirements:

•	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Listing Rules of Nasdaq, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

•	Quorum. While the Listing Rules of Nasdaq require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than one third of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. In line with the Listing Rules of Nasdaq, our amended and restated articles of association provide that the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. However, unlike the Listing Rules of Nasdaq, at the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

•	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our Board of Directors (or a Compensation Committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the Chief Executive Officer and all other executive officers.

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

•	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the Compensation Committee, Board of Directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders”, and (iii) terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders”. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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

ITEM 19.	EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1	Amended and Restated Articles of Association of the Company, filed as Exhibit 3.2 to Form F-1/A filed on July 8, 2014 (File No. 333-193824) and incorporated herein by reference.

4.1	Bioblast Pharma Ltd. 2013 Incentive Option Plan, as amended, filed as Exhibit 4.1 to Form 20-F filed on March 29, 2016 (File No. 001-36578), and incorporated herein by reference.

4.2	Form of Indemnification Agreement, filed as Exhibit 10.4 to Form F-1/A filed on April 8, 2014 (File No. 333-193824) and incorporated herein by reference.

4.3	Bioblast Pharma Ltd. Compensation Policy for Company Office Holders, included in Exhibit 99.1 to Form 6-K filed on March 31, 2015 (File No. 001-36578), and incorporated herein by reference.

4.4	Form of Ordinary Share Purchase Warrant issued to investors on March 22, 2016, filed as Exhibit 4.1 to Form 6-K filed on March 18, 2016 (File No. 001-36578), and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global

101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Changes in Shareholders’ Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Consolidated Notes to Financial Statements, tagged as blocks of text and in detail.

SIGNATURES

Bioblast Pharma Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bioblast Pharma Ltd.

By:	/s/ Fredric D. Price
Fredric D. Price
Executive Chairperson and Chief Executive Officer
Date: April 23, 2018

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BIOBLAST PHARMA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bioblast Pharma Ltd. and its subsidiary (the “Company”) as of December 31, 2017 and 2016 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer,
A Member of Ernst & Young Global

We have served as the Company’s auditor since 2013.

Tel-Aviv, Israel
April 23, 2018

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
U.S. dollar in thousands, except share data

	December 31,
	2017	2016

Assets
CURRENT ASSETS:
Cash and cash equivalents	$3,526	$6,871
Short-term bank deposits	-	3,007
Receivables and prepaid expenses	96	663
Total current assets	3,622	10,541

LONG TERM ASSETS:
Long-term assets	-	18
Property and equipment, net	-	71
Total long-term assets	-	89

Total Assets	$3,622	$10,630

Liabilities and shareholders’ Equity
CURRENT LIABILITIES
Trade payables	$19	$700
Other accounts payable	441	1,231
Total current liabilities	460	1,931

Shareholders’ equity:

Ordinary shares of NIS 0.05 par value - 10,000,000 shares authorized at December 31, 2017 and 2016; 3,342,393 issued and outstanding shares at December 31, 2017 and 3,278,487 issued and outstanding shares at December 31, 2016, respectively	45	45
Additional paid-in capital	48,871	48,463
Accumulated deficit	(45,754)	(39,809)
Total shareholders’ equity	3,162	8,699
Total liabilities and shareholders’ equity	$3,622	$10,630

The accompanying notes are an integral part of the consolidated financial statements.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollar in thousands, except share and per share data

	Year ended December 31,
	2017	2016	2015

Research and development	$2,517	$8,881	$7,694
Pre commercialization	479	1,085	829
General and administrative	2,959	5,900	6,953
Total operating expenses	5,955	15,866	15,476

Loss from operations	(5,955)	(15,866)	(15,476)

Financial income, net	38	60	135

Loss before taxes on income	(5,917)	(15,806)	(15,341)

Taxes on income	(28)	(216)	(24)

Net loss	$(5,945)	$(16,022)	$(15,365)

Basic and diluted net loss per share	$(1.79)	$(5.03)	$(5.40)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	3,313,635	3,188,433	2,846,096

The accompanying notes are an integral part of the consolidated financial statements.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollar in thousands except share and per share data

	Ordinary shares			Additional paid-in		Accumulated	Total shareholders’
	Number	Amount		capital		deficit	equity

Balance as of January 1, 2015	2,846,229	39		39,057		(8,422)	30,674

Share based compensation, net	-	-		2,623		-	2,623
Net loss	-	-		-		(15,365)	(15,365)
Balance as of December 31, 2015	2,846,229	39		41,680		(23,787)	17,932

Issuance of Ordinary shares and warrants, net	432,258	6		6,083		-	6,089
Share based compensation, net	-	-		700		-	700
Net loss	-	-		-		(16,022)	(16,022)
Balance as of December 31, 2016	3,278,487	45		48,463		(39,809)	8,699

Exercise of stock options	63,906	*	)	*	)	-	-* )
Share based compensation	-	-		408		-	408
Net loss	-	-		-		(5,945)	(5,945)
Balance as of December 31, 2017	3,342,393	45		48,871		(45,754)	3,162

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended December 31,
	2017	2016	2015

Cash flows from operating activities:
Net loss	$(5,945)	$(16,022)	$(15,365)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	64	38	17
Share-based compensation, net	408	700	2,623
Interest on short-term deposit	7	39	(18)
Changes in operating assets and liabilities:
Decrease (increase) in receivables and prepaid expenses	567	399	(786)
Decrease (increase) in long-term deposit	18	13	(24)
Increase (decrease) in trade payables	(681)	(712)	127
Increase (decrease) in other accounts payable	(790)	129	107
Increase (decrease) in accrued severance pay	-	(70)	70
Net cash used in operating activities	(6,352)	(15,486)	(13,249)

Cash flow from investing activities:

Change in short term bank deposits	3,000	9,000	10,000
Proceeds from sale of property and equipment	9	-	-
Purchase of property and equipment	(2)	(18)	(48)
Net cash provided by (used in) investing activities	3,007	8,982	9,952

Cash flow from financing activities:

Proceeds from exercise of options	*) -	-	-
Issuance of shares, net	-	6,089	-
Net cash provided by financing activities	*) -	6,089	-

Decrease in cash and cash equivalents	(3,345)	(415)	(3,297)

Cash and cash equivalents at the beginning of the period	6,871	7,286	10,583

Cash and cash equivalents at the end of the period	$3,526	$6,871	$7,286

Supplemental disclosures of cash flow information:
Cash paid for taxes	$32	$210	$4
Cash received for interest	$43	$120	$162

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share and per share data

1.	Nature of business

Bioblast Pharma Ltd. (the “Parent”) was incorporated in Israel and commenced its operations on January 22, 2012. In January 2015, Bioblast Pharma Inc. was established in the state of Delaware as a wholly owned subsidiary (the “Subsidiary”). The Parent and the Subsidiary (together the “Company”) are a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company focuses on trehalose, a therapeutic platform that potentially offers solutions for several diseases that share a common pathophysiological mechanism, which are the functional changes that accompany a particular syndrome or disease. The Company focuses on diseases with severe and debilitating manifestations, where the unmet medical need is clear, the biological mechanism of action is understood, and for which there is no satisfactory treatment. Since inception in 2012, the Company has been engaged in the development of potential treatments using trehalose for two diseases, oculopharyngeal muscular dystrophy (“OPMD”) and spinocerebellar ataxia type 3 (SCA3; Machado Joseph disease). The Company’s ordinary shares (“Ordinary shares”) are traded on the Nasdaq Capital Market.

The Company is currently developing trehalose, which is the only product candidate that it currently pursues. There can be no assurance that the Company’s research and development activities with respect to trehalose will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained, that trehalose or any other future products the Company may developed will obtain required regulatory approval or that any approved products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant product sales. The Company operates in an environment of rapid technological change and substantial competition from pharmaceutical and biotechnology companies.

On August 4, 2017, the Company announced a plan to devote all of its resources to exploring merger opportunities and selecting potential development and commercial partners for its trehalose therapeutic platform. Accordingly the number of employees was reduced to three, including the Chief Executive Officer, the Chief Medical Officer and the Chief Financial Officer, all of whom are assisting JSB-Partners, LP, which is the Company’s exclusive advisor to find a third party for partnership or merger opportunities. In addition, a comprehensive review of operations identified expenses that have been eliminated or cut back across-the-board. Effective as of August 31, 2017, as part of the continuing effort to reduce expenditures, the Company announced that Colin Foster and Ralf Rosskamp, MD, submitted their resignations as members of the Board of Directors and that the Company’s Chief Financial Officer transitioned to a part-time basis through November 30, 2017, after which his employment was terminated. In addition, the Company decided to terminate its current leases and to write off its fixed assets (see Note 4).

The Company has not generated revenue from the sale of any product and does not expect to generate significant revenue unless and until it obtains marketing approval, and successfully commercializes its products. Since its inception, the Company has financed its operations through the issuance of preferred shares, its initial public offering (the “IPO”) and a subsequent registered direct offering. The Company recorded a net loss of $5,945 during the year ended December 31, 2017 and as of December 31, 2017, the Company had an accumulated deficit of $45,754. As of December 31, 2017, the Company’s cash and cash equivalents were $3,526. Additional funding beyond its existing cash resources will be required in order to cover the total cost of the Company’s planned Phase 2b study in OPMD patients and the underlying expense of the Company’s operations while the study is ongoing. The Company plans to continue to fund its losses from operations and capital funding needs through the issuance of equity and/or debt or through collaborations or license agreements with other companies. Equity or debt financing may not be available on a timely basis on terms acceptable to the Company, or at all. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects.

The Company’s ability to continue to operate is dependent upon its ability to raise additional financing or to execute its plan for merger opportunities and selecting potential development and commercial partners for its trehalose therapeutic platform . These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements as of December 31, 2017, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share and per share data

2.	Summary of significant accounting policies

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The actual results may ultimately differ from these aforementioned estimates and assumptions. The Company’s management believes that the estimates and assumptions used are reasonable and based upon information available at the time they were made.

Principles of consolidation

The consolidated financial statements include the accounts of Bioblast Pharma Ltd. and its Subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Financial statements in U.S. dollars

The Company finances its operation primarily in U.S. dollars, and a significant part of the Company’s expenses are denominated and determined in U.S. dollars. The Company’s management believes that the U.S dollar is the currency of the primary economic environment in which it operates and expects to continue to operate in the foreseeable future. Thus, the functional currency of the Company is the U.S. dollar.

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

Cash equivalents

All highly liquid investments that are readily convertible to cash, are not restricted to withdrawal or use, and of which included a period to maturity that did not exceed three months at time of deposit, are considered cash equivalents.

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

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share and per share data

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

Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease period.

Long-term assets

Long-term assets include long-term deposits related to motor vehicles under operating leases, presented at their cost and deposits to secure credit line for the Company’s employee’s credit cards. In accordance with FASB Accounting Standards Update (“ASU”) No. 2015-17, long-term assets also include deferred tax assets.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2017 the Company decided to terminate its current leases and to write down its fixed assets (see Note 4).

Contingent liabilities

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims and assessments. The Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company records charges for the losses it anticipates incurring in connection with litigation and claims against it when it concludes a loss is probable and the Company can reasonably estimate these losses. During the years ended December 31, 2017, 2016, and 2015, the Company was not subject to any material litigation or claims and assessments.

Warrants

Warrants to purchase Ordinary shares issued in connection with an offering of Ordinary shares are classified as a component of shareholders’ equity because they are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary shares upon exercise. In addition, the Ordinary shares warrants require physical settlement and do not provide any guarantee of value or return. Ordinary shares warrants are initially recorded at their relative fair value and are not subsequently remeasured.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share and per share data

Share-based compensation

The Company applies ASC 718 and ASC 505-50 “Equity Based Payments to Non-Employees” (“ASC 505-50”) with respect to options and warrants issued to non-employee consultants. The Company accounts for all share-based compensation granted to employees and non-employees using a fair value method. Share-based compensation is measured at the grant date fair value of employees’ and directors’ Ordinary share option grants and is recognized over the requisite service period of the awards, usually the vesting period, on the graded vesting attribution method. The expenses are adjusted for actual forfeitures on a quarterly basis. Share-based compensation awards to non-employees are subject to revaluation over their vesting terms.

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

Since the Company reported net loss attributable to Ordinary shareholders for the years ended December 31, 2017, 2016 and 2015, basic and diluted net loss per share attributable to Ordinary shareholders are the same as basic net loss per share attributable to Ordinary shareholders for those periods. All Ordinary share warrants and Ordinary share options have been excluded from the computation of diluted weighted-average shares outstanding because such securities would have an antidilutive impact due to net losses reported for the years ended December 31, 2017, 2016 and 2015.

Adoption of new standards

In November 2015, the FASB issued ASU No. 2015-17 related to balance sheet classification of deferred taxes. The new guidance requires that deferred tax assets and liabilities to be classified as noncurrent in a classified statement of financial position.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share and per share data

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The new guidance will require all implications on income tax caused by awards to be recognized in the income statement when the awards vest or are settled. It will allow an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting. It also will allow an employer to make a policy election to account for forfeitures as they occur. The Company elected to adopt ASU 2016-09 in 2016.

In May 2017, the FASB issued ASU 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting.” ASU 2017-09 was issued to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance provided in Topic 718 to a change in the terms or conditions of a share-based payment award. ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718. The amendments provided in ASU 2017-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted, including its adoption in any interim period. The amendments provided in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. The adoption of this ASU will not have a material effect on our consolidated financial statements.

3.	Receivables and prepaid expenses

	December 31,
	2017	2016
	U.S. dollars in thousands

Government authorities	$28	$52
Prepaid expenses	68	611

	$96	$663

4.	Property and equipment, net

	December 31,
	2017	2016
	U.S. dollars in thousands

Cost:
Computers and software	$-	$50
Electronic equipment	-	20
Office furniture and equipment	-	39
Leasehold improvements	-	2
	$-	$111

Accumulated depreciation:	-	40

Depreciated cost	$-	$71

Depreciation expenses for the years ended December 31, 2017, 2016 and 2015 were $12, $25 and $17, respectively.

The Company terminated its lease facilities, include the workforce and accordingly write off its property and equipment in the amount of $52, which was recorded in the general and administrative expenses in the consolidated statements of operation.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share and per share data

5.	Other accounts payable

	December 31,
	2017	2016
	U.S. dollars in thousands

Employees and payroll accruals	$38	$677
Accrued expenses	403	554
	$441	$1,231

6.	License agreements

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

The Parent entered into an operating lease agreement for its facilities in Israel until June 2020, while maintaining the right to terminate the lease agreement under certain conditions during its term. To secure its obligation under the lease agreement, the Parent provided bank guarantees in the amount of $26. The lease expenses for those facilities for the years ended December 31, 2017, 2016 and 2015 amounted to $65, $100, and $104, respectively. On August 31, 2017, the Parent terminated the lease and vacated the facilities. The Company paid $16 as a penalty for early termination and the bank guarantee was canceled.

The Subsidiary entered into short-term operating lease agreements for office facilities in New Haven, CT and in Doylestown, PA. The combined lease expenses for those facilities for the years ended December 31, 2016 and 2015 amounted to $80 and $36, respectively. The Subsidiary terminated both lease agreements during October 2016.

The Parent entered into an operating lease agreement for certain vehicles provided to its employees until 2019. To secure its obligation under the lease agreement, the Parent provided a cash deposit in the total amount of $3. The vehicles lease expenses for the years ended December 31, 2017, 2016 and 2015 amounted to $47, $46 and $43, respectively.

In May 2017, the Company engaged JSB-Partners, LP, which is the Company’s exclusive advisor for identifying a third party for partnership or merger opportunities. The Company has agreed to pay a monthly retainer fee (during the term of the agreement). During 2017, the Company paid $160, providing that such agreement terminates within one year unless mutually agreed to extend. In addition, the Company agreed to pay JSB-Partners, LP, a percentage of the consideration of any transaction arising from this engagement.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share data and per share data

8.	Ordinary shares

On March 22, 2016, the Company completed a registered direct offering of 432,258 Ordinary shares at a price of $15.50 per share for a total net consideration of $6,089, after deducting underwriting commissions and other issuance expenses.

On September 18, 2017 the shareholders of the Company approved a reverse split of the Company’s share capital at a ratio of five to one, so each five Ordinary shares, par value NIS 0.01 per share, shall be consolidated into one Ordinary share, par value NIS 0.05. All references to Ordinary shares amounts have been retroactively restated to reflect this reverse split.

9.	Warrants

The following Ordinary shares warrants were issued by the Company:

	Shares of
	Ordinary Shares
	Underlying	Exercise Price	Issuance	Expiration
Issued in connection with:	Warrants	Per Share	Date	Date
Registered direct offering of Ordinary shares	216,129	$22.50	March 22, 2016	September 22, 2021

Total	216,129

The Ordinary shares warrants are exercisable at any time following September 22, 2016 and through their expiration dates

10.	Share option plans

In December 2013, the Company adopted the 2013 Incentive Option Plan (the “2013 Plan”), which provided for the grant of incentive Ordinary share options and nonqualified Ordinary share options to employees, directors, and non-employees of the Company. As of December 31, 2017, the 2013 Plan included a total of 669,194 options to purchase Ordinary shares. Option awards generally expire 10 years from the grant date and generally vest over four years; however, vesting conditions can vary at the discretion of the Company’s board of directors (the “Board”). As of December 31, 2017, 331,841 Ordinary shares were available for future grants under the 2013 Plan.

The fair value of each Ordinary share option issued was estimated at the date of grant using the following weighted-average assumptions:

	Year ended December 31,
	2017	2016	2015
Risk-free interest rate	-	1.2%-2.1%	1.3% -1.9%
Expected option term (years)	-	5.0-7.0	5.1-7.0
Expected price volatility	-	79.3%-90.6%	70.4%-83.7%
Dividend yield	-	0%	0%

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollar in thousands, except share data and per share data

A summary of option activity as of December 31, 2017, and the year then ended is presented below:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
	Number of	Average	Contractual	Intrinsic
	Stock Options	Exercise Price	Term (Years)	Value
Outstanding, January 1, 2017	530,356	$17.05	7.63	$419,840
Exercised	(63,906)	*) -
Forfeited/Expired	(193,005)	$29.30	-	-

Outstanding, December 31, 2017	273,445	$12.40	7.63	$38,079

Exercisable, December 31, 2017	256,099	$17.67	6.07	$38,079

Vested and expected to vest, December 31, 2017	273,445	$12.40	7.63	$38,079

*) Represents an amount lower than $1.

The weighted-average grant date per-share fair value of Ordinary shares options granted 2016 and 2015 were $12.40, $1.56, and $4.16, respectively did not grant any options in 2017. As of December 31, 2017, there was $424 of unrecognized compensation costs related to Ordinary share options, which is expected to be recognized over a weighted-average period of 0.93 years.

Share-based compensation expense is classified in the consolidated statements of operations as follows:

	December 31,
	2017	2016	2015
	U.S. dollars in thousands

Research and development expenses	$198	$531	$381
Pre-commercialization expenses	(11)	(147)	159
General and administrative expenses	221	316	2,083
	$408	$700	$2,623

During 2016, and primarily as result of the workforce reductions discussed in Note 13, 1,110,137 Ordinary share options were forfeited. As a result of said forfeitures $1,424 of previously recognized share based compensation expenses were reversed, of which $130, $287 and $1,007, were recorded in the research and development expenses, pre-commercialization expenses and general and administrative expenses, respectively.

During 2017, and primarily as a result of the workforce reductions discussed in Note 13, 193,004 Ordinary share options were forfeited. As a result of said forfeitures, $144 of previously recognized share based compensation expenses were reversed, of which $107, $11 and $26, were recorded in the research and development expenses, pre-commercialization expenses and general and administrative expenses, respectively.

During 2017 and 2016, the Company modified the terms of certain outstanding Ordinary shares options by extending exercisability of the options through the first anniversary of termination of employment. In addition, during 2015, the Company modified terms of certain outstanding Ordinary shares options by (a) extending exercisability of the options through the first anniversary of termination of employment, and (b) accelerating the vesting of Ordinary shares options upon termination of employment. The incremental compensation expense, resulting from comparing the fair value of Ordinary shares options immediately before and immediately after the modifications, for the year ended December 31, 2015 totaled $46 classified as general and administrative expense in the accompanying consolidated financial statements. There was no incremental compensation related to the modifications in 2017 and 2016.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share data and per share data

11.	Income taxes

Loss before provision for income taxes consists of the following:

	December 31,
	2017	2016	2015
	U.S. dollars in thousands

Domestic (Israel)	$5,582	$15,765	$13,388
Foreign (U.S.)	335	41	1,953
	$5,917	$15,806	$15,341

The components of income tax provision consist of the following:

	December 31,
	2017	2016	2015
	U.S. dollars in thousands

Current Provision for income taxes:
Domestic (Israel)	$-	$5	$-
Foreign (U.S.)	39	166	24
Total current provision for income taxes	$39	$171	$24
Previous years adjustments – foreign	(16)	50	-
Deferred tax benefit – foreign	5	(5)	-
Total provision for income tax	$28	$216	$24

The main reconciling item between the statutory tax rate of the Company and the effective tax rate are its losses in Israel, amounting to $ 5,582, $ 15,765 and $ 13,338 for the years ended December 31, 2017, 2016 and 2015, respectively, for which valuation allowance was provided in each year.

The Parent is taxed under the Israeli tax law at the corporate tax rate of 24%, 25% and 26.5% for the years 2017, 2016 and 2015, respectively, and its current corporate tax rate was reduced to 23% effective as from January 1, 2018.

The Subsidiary is taxed under U.S. tax law. The federal corporate tax rate (progressive) is up to 24% excluding state tax. State tax rates vary and are dependent on the state in which the Subsidiary conducts its business.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2017	2016
	U.S. dollars in thousands

Operating loss roll forward	$8,459	$5,685
Reserves and allowances	1,018	1,956
Net deferred tax asset before valuation allowance	9,477	7,641
Valuation allowance	(9,477)	(7,636)
	$-	$5

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share data and per share data

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

Both the Parent and the Subsidiary have yet to receive a final tax assessment in accordance with Israeli tax law.

The Parent has accumulated losses for tax purposes as of December 31, 2017, in the amount of $36,778, which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company files income tax returns in Israel, in the United States and in various U.S. states. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. In Israel and the United States all tax years since inception remain subject to examination by the applicable taxing authorities as of December 31, 2017.

As of December 31, 2017, the Company provided a liability of $24, for uncertain tax positions related to various income tax matters from prior years, which was classified as other long-term liabilities. These uncertain tax positions would affect the Company’s effective tax rate, if recognized. The Company does not expect that the amounts of uncertain tax positions will change significantly within the next 12 months.

U.S. Tax Reform

The U.S. Tax Cuts and Jobs Act of 2017 (“TCJA”) was approved by the U.S. Congress on December 20, 2017 and signed into law by U.S. President Donald J. Trump on December 22, 2017. This legislation makes complex and significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes. The Tax Reform will not have a material effect on our consolidated financial statements.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share data and per share data

12.	Related party transactions

In July 2013, the Company entered into a two-year services agreement with one of its shareholders (“Shareholder A”), to render consulting services in consideration for a monthly fee of $1. The agreement expired in July 2015. Effective as of August 2014, Shareholder A received an annual compensation of $25, for services rendered as a member of the Board. As of August 2016, the Company’s annual director’s fee was increased to a total of $30 per year. In addition, in August 2016, the Company granted to a member of its Board, who is a principal of Shareholder A, 30,000 options to purchase Ordinary shares at an exercise price of $8.10 per share. In January 2017, Shareholder A resigned as a director of the Company and terminated the services agreement.

During December 2015, the Company paid for administration support services provided during 2015 a $15 one-time fee to an employee of an entity owned by one of the Company’s shareholders (“Shareholder A”), who was also a co-founder of the Company and a member of the Board. Also during 2015, the Company paid $1 to a family member of Shareholder A in connection with services related leasehold improvements of the Parent’s new offices. Such payment was recorded to leasehold improvement as part of property and equipment.

In August 2013, the Company entered in to a consulting agreement with an entity owned by one of its shareholders (“Shareholder B”), who was also a co-founder of the Company and a member of the Board. Pursuant to the agreement, Shareholder B was appointed as the Company’s chief financial officer in consideration for a monthly fee of $6. In April 2014, the agreement was amended and restated to affect, upon the consumption of the Company’s IPO (which took place in August 2014), an increase of the monthly fee to a total of $15 as well as a one-time bonus payment to Shareholder B in the amount of $80. During 2015, the Company paid a subsequent one-time bonus to Shareholder B in the amount of $70 in connection with services rendered. As of January 2016, following the appointment of a new chief financial officer, the consulting agreement was amended and restated. Pursuant to such amendment, Shareholder B was appointed as a special advisor to the chief executive officer with no change to his remuneration. In June 2016, the Company terminated the amended and restated consulting agreement effective as of February 2017.

In August 2013, the Company entered in to a consulting agreement with an entity owned by one of its shareholders (“Shareholder C”), who was also a co-founder of the Company and a member of the Board. Pursuant to the agreement, Shareholder C was appointed as the Company’s chief executive officer in consideration for a monthly fee of $15. In April 2014, the agreement was amended and restated to affect, upon the consumption of the Company’s IPO (which took place in August 2014), an increase of the monthly fee to of $19, as well as a one-time bonus payment in the amount of $90. As of January 2015, following the appointment of a new chief executive officer, the consulting agreement was terminated and the Company’s shareholders approved the entry into an employment agreement, pursuant to which Shareholder C was appointed as chief development officer of the Company, and was entitled to a gross annual salary of $250. Such agreement was never executed. In November 2015, effective retrospectively as of January 2015, the consulting agreement was amended and restated (and the employment agreement was terminated), pursuant to which Shareholder C was appointed as a special advisor to the chief executive officer and was entitled to a monthly fee of $28. In June 2016, the Company terminated the amended and restated consulting agreement effective December 2016. During 2017, the Company engaged with Shareholder C to provide services relating to the Company’s intellectual property and relevant patent filings, in which Shareholder C reported to the chief executive officer of the Company. Shareholder C has not received any remuneration for these services rendered, and in November 2017 at the shareholders’ Annual General Meeting, the shareholders approved a one time payment of $50.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share data and per share data

Balances with related parties:

	December 31,
	2017	2016
	U.S. dollars in thousands

Other accounts payables	$50	$1

Related parties’ expenses:

	Year Ended December 31,
	2017	2016	2015
	U.S. dollars in thousands

Research and development expense	$-	$318	$312

General and administrative expense	$79	$207	$196

13.	Employee benefits plan

Pursuant to the Israeli Severance Pay Law 1963 (the “Israeli Severance Pay Law”), Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Israeli employees of the Company. agreed to the terms set forth under Section 14 of the Israeli Severance Pay Law, according to which amounts deposited in severance pay funds by the Company shall be the only severance payments released to the employee upon termination of employment, voluntarily or involuntarily. As a result, no assets or liabilities are recorded in the accompanying consolidated balance sheets, as the Company is legally released from the obligation to employees once the deposit amount has been paid. Such payments are recorded as severance expenses.

The severance expenses for the years ended December 31, 2017, 2016 and 2015 amounted to $36, $65, and $131, respectively.

Since 2015, the Company’s U.S. operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 100% of each participant’s contributions up to 4%. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statement of operations. Total employer 401(k) contributions for the years ended December 31, 2017, 2016 and 2015 were $14, $42, $11, respectively.

Since 2015, the Company’s U.S. operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 100% of each participant’s contributions up to 4%. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statement of operations. Total employer 401(k) contributions for the years ended December 31, 2017, 2016 and 2015 were $14, $42, $11, respectively.

BIOBLAST PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share and per share data

In June 2016, following a decision to downsize the Company and focus on one product platform, the Subsidiary terminated the employment agreements of certain employees. These employees were entitled to payments upon their involuntary termination. The employee termination process was completed by the end of 2016. During the year ended December 31, 2016, the Subsidiary paid a total of $1,907, termination related payments to departing employees, of which $145 and $1,762 were recorded as research and development and general and administrative expenses, respectively. In addition, as of December 31, 2016, the Subsidiary accrued a total of $19 related to termination benefits of departing employees, which was paid during 2017.

In July 2017, following a decision to downsize the Company activities, the Subsidiary terminated the employment agreements of certain employees. One employee was entitled to payments upon her involuntary termination. The employee termination process was completed by July 2017. During the year ended December 31, 2017, the Subsidiary paid a total of $53, termination related payments to departing employees, of which all was recorded as research and development.

14.	Financial income, net

Financial income, net are as follows:

	Year Ended December 31,
	2017	2016	2015
	U.S. dollars in thousands

Interest income	$39	$90	$186
Gain (loss) on foreign currency transactions, net	4	(22)	(39)
Other expenses	(5)	(8)	(12)

Total	$38	$60	$135

