Form 20-F
period 2018-12-31
Enlivex Therapeutics Ltd.
filed 2019-04-30
CIK 1596812

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission file number: 001-36578

Enlivex Therapeutics Ltd.
(Exact name of Registrant as specified in its charter)

State of Israel
(Jurisdiction of incorporation or organization)

14 Einstein Street, Nes Ziona, Israel 7403618
(Address of principal executive offices)

Mr. Shmuel Hess
Tel: +972.2.6708072

Email: s.hess@enlivexpharm.com

Facsimile: +972.2.6708070
14 Einstein Street, Nes Ziona, Israel 7403618

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Ordinary Shares, par value of NIS 0.40	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

419,889 Ordinary Shares, par value NIS 0.40 per share as of December 31, 2018

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Large Accelerated Filer ☐      Accelerated Filer ☐       Non-Accelerated Filer ☒       Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

☐ Yes ☒ No

i

INTRODUCTION

Overview of Corporate Structure

On March 26, 2019 (the “Closing Date”), Bioblast Pharma Ltd., a company organized under the laws of the State of Israel (“Bioblast”), and Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (n/k/a Enlivex Therapeutics R&D Ltd., “Enlivex R&D”), consummated a merger transaction whereby Enlivex R&D merged with a merger subsidiary of Bioblast, with Enlivex R&D as the surviving entity in the merger (the “Merger”). As a result of the Merger, Enlivex R&D became a wholly owned subsidiary of Bioblast. Concurrently with the Merger, Bioblast changed its name to Enlivex Therapeutics Ltd. In this Annual Report on Form 20-F, when we refer to the registrant as a combination of Bioblast and Enlivex R&D after giving effect to the Merger, we use the terms “Enlivex,” the “Company,” “we,” “us,” and “ours”. When we refer to the historic business, operations and corporate status of the parent in the Merger we use the term “Bioblast” and when we refer to the historic business, operations and corporate status of the subsidiary in the Merger, we use the term “Enlivex R&D”.

Overview of the Merger Transaction

The Merger

On the Closing Date, pursuant to an Agreement and Plan of Merger dated as of November 19, 2018 among Bioblast, Enlivex R&D and a merger subsidiary of Bioblast (the “Merger Agreement”), the Merger was consummated and Enlivex R&D became a wholly-owned subsidiary of Bioblast. The Merger was structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel. On the Closing Date, the Company was admitted for continued listing on the Nasdaq Capital Market under the new symbol “ENLV”.

Pursuant to the Merger Agreement, upon consummation of the Merger (the “Effective Time”), each outstanding ordinary share of Enlivex R&D was converted into approximately 0.04841 ordinary shares of the Company (the “Exchange Ratio”).

In addition, all outstanding Enlivex R&D options that were unexercised immediately prior to the Effective Time, whether or not vested, were assumed by the Company, and contain the same terms, conditions, vesting and other provisions, except that each such option is now exercisable for such number of ordinary shares of the Company, as adjusted in accordance with the Exchange Ratio and otherwise in accordance with the Merger Agreement.

Following the Merger and after giving effect to the Private Placement (as defined below), the former equity holders of Enlivex R&D owned approximately 89.1% of the Company’s issued and outstanding equity, Bioblast shareholders immediately prior to the Merger owned approximately 4.016% of the Company’s issued and outstanding equity, and the Investors (as defined below) owned approximately 6.74% of the Company’s issued and outstanding equity.

Pursuant to a Contingent Value Rights Agreement (the “CVR Agreement”), Bioblast shareholders received one contingent value right (“CVR”) for each ordinary share of Bioblast held as of the record date, March 25, 2019, which CVRs entitle the holders to potential payments that the Company receives in connection with a Trehalose transaction.

The foregoing descriptions of the Merger Agreement and CVR Agreement are only summaries, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the CVR Agreement, copies of which are filed as exhibits to this Annual Report on Form 20-F and are incorporated by reference herein.

All references to share amounts in this Annual Report on Form 20-F have been retroactively adjusted to reflect the impact of the Exchange Ratio.

Private Placement

Additionally, in connection with the Merger Agreement, Bioblast entered into substantially identical securities purchase agreements with certain private investors (the “Investors”), pursuant to which the Investors agreed to purchase an aggregate of 682,631 ordinary shares of the Company for a purchase price of $12.25 per share (the “Private Placement”).

None of the ordinary shares of the Company issuable pursuant to the Merger or upon exercise of options assumed in the Merger (collectively, the “Merger Securities”) or the ordinary shares issued and sold in the Private Placement have been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Company offered and sold the Merger Securities and the ordinary shares in the Private Placement in reliance upon the exemptions from registration contained in Section 4(a)(2) of the Securities Act and/or Regulation S promulgated under the Securities Act.

Accounting Treatment

The Merger has been treated as a reverse recapitalization of Bioblast for financial accounting and reporting purposes. As such, Enlivex R&D is treated as the acquirer for accounting and financial reporting purposes while Bioblast is treated as the acquired entity for accounting and financial reporting purposes. Further, as a result, the assets and liabilities and the historical operations that will be reflected in the Company’s future financial statements filed with the SEC will be those of Enlivex R&D, and the Company’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of Enlivex R&D.

Amendment of Articles of Association

In connection with the consummation of the Merger, on the Closing Date, the Company amended its Articles of Association (the “Amended and Restated Articles of Association”), in order to change its name from “Bioblast Pharma Ltd.” to “Enlivex Therapeutics Ltd.” and to change the registered capital of the Company to NIS 18,000,000 divided into 45,000,000 ordinary shares with a nominal value of NIS 0.40 each.

Business Description of Enlivex

The Company is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions, which involve the hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no U.S. Food and Drug Administration (“FDA”)-approved treatments, as well as treating solid tumors via modulating immune-checkpoint rebalancing. The Company’s innovative immunotherapy candidate, Allocetra™, is a novel immunotherapy candidate based on a unique mechanism of action that targets clinical indications that are defined as “unmet medical needs” such as preventing or treating complications associated with bone marrow transplants (“BMT”) and/or hematopoietic stem cell transplants (“HSCT”), sepsis and acute multiple organ failure. The Company also intends to develop its cell-based therapy to be combined with effective treatments of solid tumors via immune checkpoint rebalancing to increase the efficacy of various anti-cancer therapies, including Chimeric Antigen Receptor T-Cell Therapy (“CAR-T”) and therapies targeting T-Cell Receptor Therapy (“TCR”).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to:

●	our expectations regarding the timing of clinical trials with respect to Allocetra™;

●	the continued listing of our ordinary shares on Nasdaq;

●	our expectations regarding the progress of our clinical trials, including the duration, cost and whether such trials will be conducted at all;

●	our intention to successfully complete clinical trials in order to be in a position to submit applications for accelerated regulatory paths in the EU and the United States;

●	the possibility that we will apply in the future for regulatory approval for our current and any future product candidates we may develop, and the costs and timing of such regulatory approvals;

●	the likelihood of regulatory approvals for any product candidate we may develop;

●	the timing, cost or other aspects of the commercial launch of any product candidate we may develop, including the possibility that we will build a commercial infrastructure to support commercialization of our current and any future product candidates we may develop;

●	future sales of our product candidates or any other future products or product candidates;

●	our ability to achieve favorable pricing for our product candidates;

●	the potential for our product candidates to receive orphan drug designations;

●	that any product candidate we develop potentially offers effective solutions for various diseases;

●	whether we will develop any future product candidates internally or through strategic partnerships;

●	our expectations regarding the manufacturing and supply of any product candidate for use in our clinical trials, and the commercial supply of those product candidates;

●	third-party payer reimbursement for our current or any future product candidates;

●	our estimates regarding anticipated expenses, capital requirements and our needs for substantial additional financing;

●	patient market sizes and market adoption of our current or any future product candidates by physicians and patients;

●	completion and receiving favorable results of clinical trials for our product candidates;

●	protection of our intellectual property, including issuance of patents to us by the United States Patent and Trademark Office (the “USPTO”), and other governmental patent agencies;

●	our intention to pursue marketing and orphan drug exclusivity periods that are available to us under regulatory provisions in certain countries;

●	the development and approval of the use of our current or any future product candidates for additional indications other than complications associated with bone marrow transplants, acute graft versus host disease (“GvHD”) and preventing cytokine storm associated organ failure in sepsis patients;

●	our expectations regarding commercial and pre-commercial activities;

●	our expectations regarding licensing, acquisitions, and strategic operations; and

●	our liquidity.

In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “hope,” “targets,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those suggested in such forward-looking statements. These statements are current only as of the date of this Annual Report on Form 20-F and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our actual results, levels of activity, performance or achievements to be materially different from those suggested in the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this Annual Report on Form 20-F would not be interpreted differently in light of additional research, clinical and preclinical trials results. The forward-looking statements contained in this Annual Report on Form 20-F are subject to risks and uncertainties, including those discussed under Item 3.D. - “Risk Factors” and in our other filings with the Securities and Exchange Commission (the “SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we do not intend to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 20-F.

v

PART ONE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.       Selected financial data

Our historical financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The following summary financial data for the years ended December 31, 2018, 2017 and 2016 and as of December 31, 2018 and 2017 are derived from, and should be read in conjunction with, the audited financial statements, and notes thereto, appearing elsewhere in this Annual Report on Form 20-F. Selected financial data for the years ended December 31, 2015 and 2014 is unaudited, and the Company could not provide audited data for such years without unreasonable effort or expense.

The information presented below is qualified by the more detailed historical financial statements set forth in this Annual Report on Form 20-F, and should be read in conjunction with those financial statements, the notes thereto and the discussion under Item 5 - “Operating and Financial Review and Prospects.”

Merger

For a description of the Merger, please see the “Introduction” appearing before Part I, Item 1 of this Annual Report on Form 20-F. The reverse merger was accounted for as an issuance of shares by the Company for the net assets of Bioblast Pharma Ltd., accompanied by a recapitalization. Accordingly, Enlivex R&D is reflected as the predecessor and acquirer and therefore the accompanying financial statements reflect the historical financial statements of Enlivex R&D for all periods presented and do not include the historical financial statements of pre-merger Bioblast. All historical information presented herein has been retroactively restated to reflect the effect of the merger shares exchange ratio, reverse stock split and change to the authorized number of Ordinary Shares in accordance with Accounting Standards Codification Topic 260, “Earnings Per Share”.

Statement of Operations Data - Year Ended December 31,

U.S. dollars in thousands, except share and per share data

	2018		2017		2016		2015	2014
							(unaudited)	(unaudited)
Revenues	$		$		$		$	$
Operating expenses:
Research and development expenses		4,255		1,691		2,029	1,625	595
General and administrative expenses		1,044		480		793	710	238
Operating (loss)		(5,299)		(2,171)		(2,822)	(2,335)	(833)
Financial income		1,060		37		30	20	1,897
Financial expenses		3		370		86	120	37
Net Income (loss)		$(4,242)		$(2,504)		$(2,878)	$(2,435)	$1,027
Other comprehensive gain (loss)
Interest on convertible notes		-				(67)	(617)	(368)
Exchange differences arising from translating financial statements from functional to presentations currency		(748)		336		93	15	(702)
Total other comprehensive gain (loss)		(748)		336		26	(602)	(1,070)
Total comprehensive (loss)		(4,990)		(2,168)		(2,852)	(3,037)	(43)
Basic (loss) earnings per share		$(1.4)		(0.94)		(1.03)	(0.99)	0.31
Weighted average number of shares outstanding		3,509,346		3,425,925		3,357,647	3,059,508	2,110,249
Diluted (loss) per share		$(1.4)		(0.94)		(1.03)	(0.99)	(0.23)
Weighted average number of shares outstanding		3,509,346		3,425,925		3,357,647	3,059,508	2,240,775

Balance Sheet Data - December 31,

U.S. dollars in thousands

	2018	2017	2016	2015	2014
				(unaudited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$9,736	$9,005	$3,020	$262	$483
Short Term Deposits	40	-	-	5,009	6,013
Prepaid expenses	288	14	46	154	123
Other receivables	213	95	47	510	184
Total Current Assets	10,277	9,114	3,113	5,935	6,803
Non-Current Assets
Restricted cash	56	27	25	19	-
Long-term prepaid expenses	16	11	7	5	-
Property and equipment, net	685	388	314	188	16
Total Non-Current Assets	757	426	346	212	16
Total Assets	$11,034	$9,540	$3,459	$6,147	$6,819
Liabilities
Current liabilities
Accounts payable trade	$173	$37	$32	$71	$40
Accrued expenses and other liabilities	944	634	583	577	131
Payables to related parties	13	25	28	28	14
Total Current Liabilities	1,130	696	643	676	185
Non-Current Liabilities
Retirement benefit obligations	6	7	6	6	6
Warrants	192	344	-
Total Non-Current Liabilities	198	351	6	6	6
Commitments and Contingent Liabilities	-
Total Liabilities	1,328	1,047	649	682	191

3.B.       Capitalization and indebtedness

Not applicable.

3.C.       Reasons for the offer and use of proceeds

Not applicable.

3.D.       Risk factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below before investing in our ordinary shares.

There are a number of risks and uncertainties that could affect our business and cause our actual results to differ from past performance or expected results. We consider the following risks and uncertainties to be those material to our business. If any of these risks actually occur, our business, financial condition and results of operations could suffer, and the trading price of our ordinary shares could decline. We urge investors to consider carefully the risk factors described below in evaluating the information contained in this Annual Report on Form 20-F.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical-stage cell immunotherapy company with a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

We are a clinical-stage cell immunotherapy company with a limited operating history and no currently approved products. To date, we have focused almost exclusively on developing one of our product candidates, Allocetra™. We have funded our operations to date primarily through proceeds from private placements of ordinary shares and convertible debt. We have no saleable products and have not generated any revenue from product sales. We have incurred losses in each year since our inception in 2005. Our income (loss) attributable to holders of our ordinary shares for the years ended December 31, 2018 and 2017 was approximately $4.2 million and $2.5 million, respectively. As of December 31, 2018, we had an accumulated deficit of approximately $16.2 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs.

We expect our research and development expenses to increase in connection with our planned pre-clinical studies and clinical trials. In addition, if we obtain marketing approval for any of our product candidates, we will likely initially incur significant outsourced sales, marketing and manufacturing expenses, as well as continued research and development expenses. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing cell immunotherapy products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We have not generated any revenue from Allocetra™, or any other product candidate, and we may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. We have not generated any revenue from our development stage product candidate, Allocetra™, or any other product candidate. We do not know when, or if, we will generate any revenue. We do not expect to generate revenue unless and until we obtain regulatory and marketing approval of, and commercialize, Allocetra™ or any other product candidate. We will continue to incur research and development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, and such losses will likely increase as we:

●	initiate and manage preclinical development and clinical trials for our current and any new product candidates;

●	seek regulatory approvals for our product candidates, or future product candidates, if any;

●	implement internal systems and infrastructure, including, without limitation, hiring of additional personnel as needed and to develop sales and marketing functions if and when our product candidate receives applicable regulatory approval;

●	seek to in-license additional technologies for development, such as cell delivery, processing and testing technologies;

●	hire additional management and other personnel; and

●	move towards commercialization of our product candidates and future product candidates, if any.

We may out-license our ability to generate revenue from our product candidates, depending on a number of factors, including our ability to:

●	obtain favorable results from and progress the clinical development of our product candidates, particularly Allocetra™;

●	develop and obtain regulatory approvals in the countries and for the uses we intend to pursue for our product candidates;

●	subject to successful completion of registration, clinical trials and perhaps additional clinical trials of any product candidate, apply for and obtain marketing approval in the countries we intend to pursue for such product candidate;

●	contract for the manufacture of commercial quantities of our product candidates at acceptable cost levels, subject to the receipt of marketing approval; and

●	establish external, and potentially, internal, sales and marketing capabilities to effectively market and sell our product candidates in the United States and other countries.

Even if Allocetra™, our most advanced product candidate, which has been developed for complications arising after HSCT, treatment of patients who do not respond to steroid treatment upon occurrence of GvHD, and prevention of organ damage, or multiple organ failure in sepsis patients, is approved for commercial sale for any indication, it may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without additional funding.

Our limited operating history makes it difficult to evaluate our business and prospects.

Although we have been in existence since 2005, we have a limited operating history, and our operations to date have been limited primarily to research and development, raising capital and recruiting scientific and management personnel. Therefore, it is difficult to evaluate our business and prospects. We have not yet demonstrated an ability to commercialize or obtain regulatory approval for any product candidate. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development or commercialize our product candidates, or any future product candidates, obtain regulatory approvals or achieve market acceptance or favorable pricing for our product candidates or any future product candidates.

We have not yet commercialized any products and we may never become profitable.

We have not yet commercialized any products, and we may never do so. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications. The degree of market acceptance of any of our planned future products will depend on a number of factors, including, but not limited to:

●	the timing of regulatory approvals in the countries, and for the uses, we intend to pursue with respect to the commercialization of our product candidates;

●	the competitive environment;

●	the acceptance by the medical community of the safety and clinical efficacy of our products and their potential advantages over other therapeutic products;

●	the adequacy and success of distribution, sales and marketing efforts, including through strategic agreements with pharmaceutical and biotechnology companies; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend coverage of, and in the case of third-party payors, cover any of our planned future products. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability, if at all. Even if we successfully develop one or more products, we may not become profitable.

We will need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

We will need to raise substantial additional capital to fund our operations and to develop and commercialize our product candidates, particularly Allocetra™, which is currently our most advanced product candidate. Our future capital requirements may be substantial and will depend on many factors, including, but not limited to:

●	our clinical trial results;

●	the cost, timing and outcomes of seeking marketing approval of our product candidates;

●	the cost of filing and prosecuting patent applications and the cost of defending our patents;

●	the cost of prosecuting infringement actions against third parties;

●	exploration and possible label expansion of our product candidates for the treatment of other conditions or indications;

●	the costs associated with commercializing our product candidates if we receive marketing approval, including the cost and timing of establishing external, and potentially in the future, internal, sales and marketing capabilities to market and sell such product candidates;

●	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

●	any product liability or other lawsuits related to our future product candidates or products, if any;

●	the demand for our products, if any;

●	the expenses needed to attract and retain skilled personnel; and

●	the costs associated with being a public company.

Based on our current operating plan, we anticipate our existing resources will be sufficient to enable us to maintain our currently planned operations, including our continued product development, through the second quarter of 2020. We will require significant additional funds to initiate and complete the FDA and the European Medicines Agency (“EMA”) approval process. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, including, without limitation, regulatory requests by the FDA or EMA, changes in our development strategy, delays in or an inability to execute our development plans, unsuccessful preclinical or clinical studies and losing our “Small and Medium Enterprise” status at the EMA, which entitles us to significant fee reductions. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital and operating expenditures associated with our anticipated clinical trials and general operations. We have no committed external sources of funds. Additional financing may not be available when we need it or on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned clinical trials or other development activities for our product candidates, which would materially and adversely affect our liquidity and results of operations.

Raising additional financing may be costly or difficult to obtain, may dilute current shareholders’ ownership interests and may require that we relinquish our rights to certain of our technologies, products or marketing territories.

Any debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we obtain funding through a strategic collaboration or licensing arrangement, we may be required to relinquish our rights to certain of our technologies, products or marketing territories. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business, and we may not be able to continue operating.

We may incur substantial costs in pursuing future financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition and results of operations.

Any additional capital raised through the sale of equity or equity-linked securities may dilute our current shareholders’ ownership in us and could also result in a decrease in the market price of our ordinary shares. The terms of the securities issued by us in future capital transactions may be more favorable to new investors and may include the issuance of warrants or other derivative securities, which may have a further dilutive effect.

We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of our product candidates. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize any of our product candidates.

We expect our long-term capital requirements to depend on many potential factors, including, among others:

●	the number of product candidates in development;

●	the duration and cost of discovery and preclinical development;

●	the regulatory path of product candidates, including our lead product candidate, Allocetra™;

●	the results of preclinical and clinical testing, which can be unpredictable in product candidate development;

●	our ability to successfully commercialize our product candidates, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

●	the progress, success and costs of our clinical trials and research and development programs, including those associated with milestones and royalties;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our lead product candidate and addressing regulatory and other issues that may arise post-approval;

●	the breadth of the labeling, assuming that any of our product candidates are approved for commercialization by the relevant regulatory authority;

●	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidate targets;

●	the costs of enforcing our issued patents and defending intellectual property-related claims;

●	the costs of investigating patents that might block us from developing potential product candidates;

●	the costs of recruiting and retaining qualified personnel;

●	our revenue, if any; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to obtain the funds necessary for our operations, we will be unable to develop and commercialize any of our product candidates, or any future product candidates, which would materially and adversely affect our business, liquidity and results of operations.

Due to our recurring operating losses, our ability to continue to operate as a going concern is dependent on additional financial support.

We devote substantially all of our efforts toward research and development activities. In the course of such activities, we have sustained operating losses and expect such losses to continue for the foreseeable future. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve one of our product candidates and we successfully commercialize (including out-licensing) such product candidate. Accordingly, our ability to continue operating will require us to obtain additional financing to fund our operations. According to our estimates, if we are not successful in obtaining additional capital resources, there is a substantial doubt that we will be able to continue our activities beyond the second quarter of 2020. The perception of our inability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Risks Related to Our Business, Industry and Regulatory Requirements

We have focused substantially all of our efforts and resources on our lead product candidate, Allocetra™, and we may not obtain regulatory approval of Allocetra™.

We have invested almost all of our efforts and financial resources in the research and development of Allocetra™, which is currently our lead product candidate. As a result, our business is primarily dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize Allocetra™. The process to develop, obtain regulatory approval for and commercialize Allocetra™ is long, complex and costly, and its outcome is uncertain.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs and pharmaceutical products, including biologics, are subject to extensive regulation by the FDA and regulatory agencies in other countries. These regulations differ from jurisdiction to jurisdiction. We are not permitted to market Allocetra™, or any other product candidate, in the United States until we receive approval of a biologics license application (“BLA”) from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. We have not received regulatory clearance to conduct the clinical trials that are necessary to file a BLA with the FDA or comparable applications to other regulatory authorities in other countries or received marketing approval for Allocetra™. The results of clinical trials may be unsatisfactory, even if we believe those clinical trials to be successful, the FDA, or other regulatory authorities, may not approve our BLA should we be in a position to file one.

Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside the United States, it is required that a product receives pricing and reimbursement approval before it can be commercialized. This can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expense for conducting complex clinical trials. If we fail to comply with regulatory requirements in the United States or international markets or to obtain and maintain required approvals or if regulatory approvals in the United States or international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

Marketing approval in one jurisdiction does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for Allocetra™ or any other product candidate. This would reduce our target market and limit the full commercial potential of Allocetra™ or any other product candidate.

None of our product candidates may achieve commercial success in a timely and cost-effective manner, or ever.

Even if regulatory authorities approve any of our product candidates, they may not be commercially successful. Our product candidates may not be commercially successful because, among other things, government agencies or other third-party payors may not provide reimbursement for the costs of the product or the reimbursement may be too low to be commercially successful. Also, physicians and others may not use or recommend our product candidates, even following regulatory approval. In addition, a product approval, even if issued, may limit the uses for which such product may be distributed, which could adversely affect the commercial viability of the product. Moreover, third parties may develop superior products or have proprietary rights that preclude us from marketing our product. Physician and patient acceptance of, and demand for, our products, if we obtain regulatory approval, will depend largely on many factors, including, but not limited to, the extent, if any, of reimbursement of costs by government agencies and other third-party payors, pricing, the effectiveness of our marketing and distribution efforts, the safety and effectiveness of alternative products, and the prevalence and severity of side effects associated with such products. If physicians, government agencies and other third-party payors do not accept the use or efficacy of our products, we will not be able to generate significant revenue, if any.

Results from our clinical trials may be negative or may not replicate the results of our preclinical trials or earlier clinical trials, which could require that we abandon development of Allocetra™, our other product candidates or any future product candidates, which will significantly impair our ability to generate revenues.

Upon the completion of any clinical trial, the results might not support the outcomes sought by us. Further, success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials and preclinical testing. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed preclinical studies and clinical trials for Allocetra™ may not be predictive of the results we may obtain in later stage trials of Allocetra™ or clinical trials of any of our other product candidates. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain FDA or EMA, or other regulatory agency, approval for their products.

In addition, the clinical trial process may fail to demonstrate that Allocetra™ is safe and effective for its indicated uses. Any such failure may cause us to abandon Allocetra™ and may delay development of other product candidates. Any delay in, or termination or suspension of, our clinical trials will delay the requisite filings with the FDA or other regulatory agencies and, ultimately, our ability to commercialize our product candidates and generate revenues. If the clinical trials do not support our product claims, the completion of development of such product candidate may be significantly delayed or abandoned, which will significantly impair our ability to generate revenues and will materially adversely affect our results of operations.

The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

We may not be able to commence or complete the clinical trials required to support our submission of a BLA to the FDA or a marketing authorization application (“MAA”) to the EMA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA or other regulatory authorities permit a company to conduct human clinical trials is no guarantee that the trial will be successful. To the contrary, most product candidates that enter clinical trials do not prove to be successful and do not result in the filing of a BLA, MAA or similar filing. Drug candidates that prove successful at one clinical trial phase may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. Regulatory authorities, such as the FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	difficulties obtaining regulatory clearance or approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), pharmaceutical shipping companies and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs, CMOs, shipping companies and trial sites;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	difficulties in obtaining institutional review board (“IRB”) approval to conduct a clinical trial at a prospective site;

●	delays resulting from a decision of the FDA not to review a BLA for Allocetra™, or any of our other product candidates, under the FDA’s Fast Track Development Program or as a Breakthrough Therapy; and

●	challenges in recruiting and enrolling patients or donors to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA or other regulatory authorities, the IRBs at the sites where such boards are overseeing a trial, or a data safety monitoring board overseeing the clinical trial at issue or other regulatory authorities due to a number of factors, including:

●	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

●	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

●	unforeseen safety issues or lack of effectiveness; and

●	lack of adequate funding to continue the clinical trials.

In addition, we or regulatory authorities may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks, or if others report that similar products pose an unacceptable risk to patients, or if the regulatory authorities find deficiencies in our regulatory submissions or the conduct of such trials. Any suspension of clinical trials will delay possible regulatory approval, if any, and adversely affect our ability to develop products and generate revenue.

We cannot be certain that the results of our potential Phase III clinical trials, even if all endpoints are met, will support regulatory approval of any of our product candidates for any indication.

Currently, the FDA, EMA and other regulatory agencies do not have any clear guidance on which endpoints of a Phase III clinical trial would be sufficient for approval of a drug for the treatment of any indication. Therefore, the development pathway for Allocetra™ and our other product candidates is not completely clear. For example, even if the FDA approves a certain primary endpoint for a pivotal clinical trial, and the trial meets that primary endpoint, the FDA may still deny approval of a BLA for various reasons. It is possible that even if the results of a potential Phase III clinical trial meet the primary endpoints for a particular product candidate, the FDA may still require longer-term studies of that product candidate prior to granting marketing approval.

Obtaining approval of a BLA, or other regulatory approval, even after clinical trials that are believed to be successful is an uncertain process.

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining approval of a BLA, or similar regulatory application, is an extensive, lengthy, expensive and uncertain process, and the FDA and other regulatory agencies may delay, limit or deny approval of our product candidates for many reasons, including:

●	we may not be able to demonstrate to the satisfaction of the applicable regulatory agencies that our product candidates are safe and effective for any indication;

●	the results of our clinical trials may not meet the level of statistical significance or clinical significance required by the applicable regulatory agencies for approval;

●	the applicable regulatory agencies may disagree with the number, design, size, conduct or implementation of our clinical trials;

●	the applicable regulatory agencies may not find the data from preclinical studies and clinical trials sufficient to demonstrate that our product candidates’ clinical and other benefits outweigh their respective safety risks;

●	the applicable regulatory agencies may disagree with our interpretation of data from preclinical studies or clinical trials;

●	the applicable regulatory agencies may not accept data generated at our clinical trial sites;

●	the data collected from preclinical studies and clinical trials of our product candidates may not be sufficient to support the submission of a BLA or similar regulatory application;

●	the applicable regulatory agencies may not schedule an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the applicable regulatory agencies require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

●	the applicable regulatory agencies may require development of a risk evaluation and mitigation strategy as a condition of approval;

●	the applicable regulatory agencies may require simultaneous approval for both adults and children which would delay needed approvals, or we may have successful clinical trial results for adults, but not children, or vice versa;

●	the applicable regulatory agencies may change their approval policies or adopt new regulations that may impede consideration or approval of our BLA, or similar regulatory application;

●	the applicable regulatory agencies may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers, or suppliers of blood and cell samples or providers of cell collection, freezing and transportation services, with which we enter into agreements for clinical and commercial supplies; and

●	the applicable regulatory agencies may demand post-marketing approval studies, such as Phase IV clinical trials, in connection with our product candidates.

Before we can submit a BLA, or similar regulatory application, to the FDA, or other regulatory authorities, as applicable, we may first be required to conduct additional Phase II clinical trials and then must conduct pivotal Phase III clinical trials that will be substantially broader than our Phase I/IIa trial of Allocetra™. We will also need to agree on a protocol with the FDA for the clinical trials before commencing those trials in the United States. Phase III clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing, validation or drug product quality studies and submit those data before considering or reconsidering the BLA, or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we likely would not receive approval for Allocetra™, or any of our other product candidates, and may be forced to cease operations.

Even if we obtain regulatory approval for Allocetra™, or any of our other product candidates, the approval might contain significant limitations related to the intended uses for which the product is approved, including, without limitation, restrictions related to certain labeled populations, age groups, warnings, precautions or contraindications, or an approval may be subject to significant post-marketing studies or risk mitigation requirements. If we are unable to successfully commercialize Allocetra™, or any of our other product candidates, we may be forced to cease operations.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, and as a result, we may need to amend our clinical trial protocols. Amendments may require us to resubmit our clinical trial protocols to IRBs for review and approval, which may adversely affect the cost, timing and successful completion of a clinical trial. If we experience delays in the completion of, or if we terminate, any of our clinical trials, the commercial prospects for our affected product candidates would be harmed and our ability to generate product revenue would be delayed, possibly materially.

Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations.

Blood is a raw material that is susceptible to damage and contamination and may contain human pathogens, any of which would render the blood unsuitable as raw material for further manufacturing.  For instance, improper storage of blood, by us or third-party suppliers, may require us to destroy some of our raw material.  If unsuitable blood is not identified and discarded prior to the release of the blood to the manufacturing process, it may be necessary to discard intermediate or finished product made from that blood or to recall any finished product released to the market or individual patients, resulting in a charge to cost of goods sold.

The manufacture of our lead product candidate, Allocetra™, is a complex and delicate process of cell collection, separation, freezing, storing, incubation, harvesting, formulating and testing, each under aseptic conditions. Allocetra™ is manufactured in two steps. First, cells are collected by separation from the blood samples of a patient or a donor at cell collection centers and medical centers, such as those operated by the American Red Cross and similar organizations. The cells are then either shipped to a manufacturing site for freezing or are processed and cryopreserved at the collection or medical center by trained personnel pursuant to current Good Manufacturing Practices (“cGMP”), and current Good Laboratory Practices (“cGLP”), requirements, FDA guidelines and our manufacturing protocol, as detailed in our Chemistry Manufacturing and Controls (“CMC”) protocols. Second, the cells are thawed, processed, prepared in an intravenous bag and tested according to our quality assurance and quality control assays and cGMP and cGLP requirements. The final product is then shipped to the clinical site where it is injected into the patient within the predetermined expiration period. All shipping and handling is pursuant to carefully controlled conditions, including controlled temperatures, as required by applicable regulations. The manufacturing sites must be certified manufacturing facilities operating under cGMP and cGLP requirements and all manufacturing activities, including cell collection, processing, testing, freezing, shipping, final product preparations, packaging and labeling, must be conducted by properly and adequately trained personnel in accordance with detailed protocols, batch records and our CMC and based on cGMP and cGLP requirements and FDA, or other applicable regulatory, guidelines.

Allocetra™, and our other potential drug candidates, if any, may fail to meet our stringent specifications through a failure in one or more of these process steps. Such failure would prohibit us from releasing the drug at issue for human use until the failure is properly and sufficiently corrected and resolved.  We may detect instances in which an unreleased product was produced, either internally (as is the case for small scale preclinical or early stage clinical production) or by a CMO (as would be the case for large scale production for which we would provide appropriate technology training and require FDA approval), without adherence to our manufacturing procedures or blood used in our production process was not collected, shipped, processed or stored in a compliant manner consistent with our current cGMP and cGLP, or other regulations or regulatory requests, including those by the FDA.  Such an event of non-compliance would likely result in our determination that the implicated product candidates should not be released and therefore should be destroyed. Even if handled properly, biologics may form or contain particulates or have other issues or problems after storage which may require destruction or recalls. The impact of such non-compliance or issues or problems would be exacerbated if our manufacturing efforts are scaled to conduct a Phase II or Phase III clinical trial in the United States or Europe, where there may be numerous collection sites and where shipments may be made to multiple locations with large numbers of patients across a large geographical area. There can be no assurance that we can scale such a manufacturing process, including in the United States, in a cost-effective or efficient manner, or in a manner that will meet all regulatory requirements, including FDA requirements, if at all.

While we expect to write-off small amounts of work-in-progress in the ordinary course of business due to the complex nature of blood, our processes and our product candidates, unanticipated events may lead to write-offs and other costs materially in excess of our expectations and the reserves we have established for these purposes.  Such write-offs and other costs could cause material fluctuations in our liquidity and results of operations.  Furthermore, contamination of our product candidates could cause consumers or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could adversely affect our liquidity and results of operations.  In addition, faulty or contaminated product candidates that are unknowingly distributed could result in patient harm, threaten the reputation of our products and expose us to product liability damages and claims from companies for whom we do contract manufacturing.

If we or our CMOs fail to comply with manufacturing regulations, our financial results and financial condition could be adversely affected.

Before a BLA is approved, or before we begin the commercial manufacture of any of our products, CMOs and other outsourced manufacturing service providers we may engage must obtain regulatory approval of their manufacturing facilities, processes and quality systems. In addition, pharmaceutical manufacturing facilities are continuously subject to inspection by the FDA and foreign regulatory authorities before and after product approval. Due to the complexity of the processes used to manufacture pharmaceutical products and product candidates, any potential third-party manufacturer may be unable to continue to pass or initially pass federal, state or international regulatory inspections in a cost-effective manner.

The FDA and foreign regulators require manufacturers to register manufacturing facilities. The FDA and foreign regulators also inspect these facilities to confirm compliance with requirements that the FDA or foreign regulators establish. We, to the extent we may manufacture our products in the future, or our materials suppliers may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or the supplier may not be able to maintain compliance with the FDA’s or foreign regulators’ requirements necessary to continue manufacturing our product candidate. Any failure to comply with FDA or foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop and market our product candidate and any future product candidates.

If a third-party manufacturer with whom we contract is unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of our products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our financial results and financial condition.

We have recently completed the construction of a new facility in Israel to support the production of the Allocetra™ drug product for any clinical trial that will be conducted in the EU or Israel. We do not have experience in manufacturing products on a commercial scale. If, due to our lack of manufacturing experience and resources, we cannot manufacture our products on a commercial scale successfully or manufacture sufficient product to meet our expected commercial requirements, our business may be materially harmed.

We have recently completed construction of a new facility in Israel for the manufacture of Allocetra™ for the planned clinical trials that will be conducted in the EU or Israel. We do not have experience in manufacturing products on a commercial scale or using automated processes and we have limited personnel. In addition, because we are not aware of any company that has manufactured Allocetra™ for clinical use, there are limited precedents from which we can learn. If we do not receive regulatory approval for Allocetra™, our costs for the construction and maintenance of the manufacturing facility may exceed revenue derived from the sale of products manufactured at such facility. If we do not have sufficient revenues to cover the costs of the manufacturing facility, we may need to shut down the facility at a loss or borrow or raise funds to maintain the facility until sufficient revenues can be generated. We may encounter difficulties in the manufacture of our products due to our limited manufacturing experience and resources. These difficulties could delay the build-out and equipping of a commercial manufacturing facility and regulatory approval of the manufacture of our products, increase our costs or cause production delays or result in us not manufacturing sufficient product to meet our expected commercial requirements, any of which could damage our reputation and hurt our profitability. If we are unable to successfully increase our manufacturing capacity to commercial scale, our business may be materially adversely affected.

Our ability to produce safe and effective products depends on the safety of our blood supply against transmittable diseases.

Despite overlapping safeguards, including the screening of donors and other steps to remove or inactivate viruses and other infectious disease-causing agents, the risk of transmissible disease through blood products cannot be entirely eliminated.  For example, because blood-derived therapeutics involve the use and purification of human blood, there has been concern raised about the risk of transmitting human immunodeficiency virus (“HIV”), West Nile virus, H1N1 virus or “swine flu” and other blood-borne pathogens and infectious agents through blood-derived products.  There are also concerns about the future transmission of H5N1 virus, or “bird flu.”  In the 1980s, thousands of hemophiliacs worldwide were infected with HIV through the use of contaminated Factor VIII.

New infectious diseases emerge in the human population from time to time.  If a new infectious disease has a period during which time the causative agent is present in the bloodstream but symptoms are not present, it is possible that blood donations could be contaminated by that infectious agent.  Typically, early in an outbreak of a new disease, tests for the causative agent do not exist.  During this early phase, we must rely on screening of donors and patients (e.g., for behavioral risk factors or physical symptoms) to reduce the risk of blood contamination.  Screening methods are generally less sensitive and specific than a direct test as a means of identifying potentially contaminated blood units.

During the early phase of an outbreak of a new infectious disease, our ability to manufacture safe products would depend on the manufacturing process’ capacity to inactivate or remove the infectious agent.  To the extent that a product’s manufacturing process is inadequate to inactivate or remove an infectious agent, our ability to manufacture and distribute that product would be impaired.

If a new infectious disease were to emerge in the human population, the regulatory and public health authorities could impose precautions to limit the transmission of the disease that would impair our ability to procure blood, manufacture our product candidates or both. Such precautionary measures could be taken before there is conclusive medical or scientific evidence that a disease poses a risk for blood-derived products.

In recent years, new testing and viral inactivation methods have been developed that more effectively detect and inactivate infectious viruses in collected blood.  There can be no assurance, however, that such new testing and inactivation methods will adequately screen for, and inactivate, infectious agents in the blood used in the production of our product candidates.

Our product candidates may produce undesirable side effects that we may not detect in our clinical trials, which could prevent us from achieving or maintaining market acceptance of any such product candidate and could substantially increase commercialization costs or even force us to cease operations.

Even if Allocetra™, or any of our other product candidates, receives marketing approval, we or others may later identify undesirable side effects caused by the product, and, in that event, a number of potentially significant negative consequences could result, including, without limitation:

●	regulatory authorities may suspend or withdraw their approval of the product;

●	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications or distribution and use restrictions, or they may require that these statements be placed in a black box on the product’s labeling;

●	regulatory authorities may require us to issue specific communications to healthcare professionals, such as “Dear Doctor” letters;

●	regulatory authorities may issue negative publicity regarding the affected product, including safety communications;

●	we may be required to change the way the product is administered, conduct additional preclinical studies or clinical trials or restrict or cease the distribution or use of the product; and

●	we could be sued and held liable for harm caused to patients, and in certain cases, certain relatives.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase commercialization costs or even force us to cease operations.

Even if Allocetra™ or any other product candidate that we are developing or may develop receives marketing approval, we will continue to face extensive regulatory requirements, and any such product may still face future development and regulatory difficulties. In addition, we are subject to government regulations and we may experience delays in obtaining required regulatory approvals to market our proposed product candidates.

Even if we receive regulatory approval to market a particular product candidate, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could adversely affect us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA, and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

●	suspend or impose restrictions on operations, including costly new manufacturing requirements;

●	refuse to approve pending applications or supplements to applications;

●	suspend any ongoing clinical trials;

●	suspend or withdraw marketing approval;

●	seek an injunction or impose civil or criminal penalties or monetary fines;

●	seize or detain products;

●	ban or restrict imports and exports;

●	issue warning letters or untitled letters; or

●	refuse to approve pending applications or supplements to applications.

In addition, various aspects of our operations are subject to federal, state or local laws, rules and regulations, any of which may change from time to time. Costs arising out of any regulatory developments could be time-consuming and expensive and could divert management resources and attention and, consequently, could adversely affect our business operations and financial performance.

Delays in regulatory approval, limitations in regulatory approval and withdrawals of regulatory approval may have a material adverse effect on the Company.

If we receive marketing approval for any of our product candidates, sales will be limited unless the product achieves broad market acceptance.

The commercial success of our product candidates and any future product candidate for which we obtain marketing approval from the FDA, or other regulatory authorities, will depend on the breadth of its approved labeling and upon the acceptance of the product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including, without limitation:

●	demonstration of clinical safety and efficacy compared to other products;

●	ability of physicians to accurately diagnose the targeted indications;

●	the relative convenience and ease of administration;

●	the prevalence and severity of any adverse side effects;

●	limitations or warnings contained in the product’s approved labeling;

●	distribution and use restrictions imposed by the FDA, or other regulatory agencies, or agreed to by us as part of a mandatory or voluntary risk management plan;

●	availability of alternative treatments, including a number of competitive products already approved or expected to be commercially launched in the near future;

●	pricing and cost effectiveness;

●	the effectiveness of our, or any future collaborators’, sales and marketing strategies;

●	our ability to obtain sufficient third-party coverage or reimbursement; and

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage.

If any of our product candidates is approved, but does not achieve an adequate level of acceptance by physicians, third-party payors and patients, we may not generate sufficient revenue from the product, and we may not become profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

If we acquire or in-license additional technologies or product candidates, we may incur additional costs, have integration difficulties and experience other risks that could harm our business and results of operations.

We may acquire and in-license additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive preclinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or products developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate promotional claims about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. In particular, any labeling approved by such regulatory agencies for our products, if any, may also include restrictions on use. Such regulatory agencies may impose further requirements or restrictions on the distribution or use of our products as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for our product candidates, physicians may nevertheless prescribe our products to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such “off-label” uses, we may become subject to significant liability. In particular, the U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

We may be subject to extensive environmental, health and safety, and other laws and regulations in multiple jurisdictions.

Our business involves the controlled use, including through our service providers, of hazardous materials, various biological compounds and chemicals; therefore, we, our agents and our service providers may be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any environmental and health laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs incurred by us to install new or updated pollution control equipment for our service providers, modify our operations or perform other corrective actions at our facilities or the facilities of our service providers. In addition, fines and penalties may be imposed on us, our agents and/or our service providers for non-compliance with environmental, health and safety and other laws and regulations or for the failure to have, or comply with the terms and conditions of, required environmental or other permits or consents.

We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products.

In both the United States and other countries, sales of our products, if any, will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in Congress and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, (the “Medicare Modernization Act”), changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs under Medicare Part B. In recent years, Congress has considered further reductions in Medicare reimbursement for drugs administered by physicians. The Centers for Medicare & Medicaid Services (“CMS”), has issued and will continue to issue regulations to implement the new law which will affect Medicare, Medicaid and other third-party payors. Medicare, which is the single largest third-party payment program and which is administered by CMS, covers prescription drugs in one of two ways. Medicare Part B covers outpatient prescription drugs that are administered by physicians and Medicare Part D covers other outpatient prescription drugs, but through private insurers. Medicare Part A covers hospitalizations and pays hospitals a fixed fee, subject to certain limited exceptions, for treating a given ailment. Drug or biologics administered during a patient’s hospitalization are not separately reimbursed by CMS, but are paid by the hospital out of its fixed fee payment from CMS. Hospitals, therefore, may be reluctant to purchase new costly products unless those products can significantly reduce a patient’s length of stay. Medicaid, a health insurance program for the poor, is funded jointly by CMS and the states, but is administered by the states; states are authorized to cover outpatient prescription drugs, but that coverage is subject to caps and to substantial rebates. The CMS also has the authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products. While the Medicare Modernization Act and Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (the “Affordable Care Act”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. The Affordable Care Act expanded manufacturers’ rebate liability to include covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price (“AMP”), to 23.1% of AMP. The rebate on innovator drugs is the greater of 23.1 % of the AMP per unit or the difference between the AMP and the best price per unit and adjusted by the Consumer Price Index-Urban (“CPI-U”) based on launch date and current quarter AMP. The total rebate amount for innovator drugs is capped at 100.0% of AMP. The Affordable Care Act and subsequent legislation also narrowed the definition of AMP. Furthermore, the Affordable Care Act imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with healthcare practitioners, and a significant number of provisions are not yet, or have only recently become, effective. Although it is too early to determine the effect of the Affordable Care Act, it appears likely to continue to put pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

The Food and Drug Administration Reauthorization Act (FDARA) was signed into law on August 18, 2017. The law comprises the reauthorization of the Prescription Drug User Fee Act (PDUFA), which is intended to give the FDA the resources to sustain a predictable and efficient review process for human drugs and biologics. The current PDUFA (PDUFA VI), which includes the Fiscal Years 2018-2022, generates a new user fee program with some changes including removal of the prescription drug establishment fees and added a human prescription drug program fee,  Although the establishment fee has been eliminated, the previous establishment registration and drug listing requirements are still in effect.  PDUFA VI created a structure whereby human drug application fees will account for 20% and prescription drug program fees will account for 80% of the total revenue amount for that fiscal year. Previously, FDA collected human drug application and supplement fees, prescription drug establishment fees and prescription drug product fees. PDUFA VI eliminates fees for supplements as well as for establishments, though applicants will be assessed annual prescription drug program fees for prescription drug products, rather than the prescription drug product fee assessed under the previous iteration of PDUFA.  In addition, PDUFA VI eliminates a provision under which applicants could apply for a waiver or refund of user fees on the basis that the fees to be paid by such person will exceed the anticipated present and future costs incurred by the Secretary in conducting the process for the review of human drug applications for such person, also known as the ‘the fees-exceed-costs waiver.

A significant component of the Affordable Care Act (ACA) is the individual mandate that obligates individuals to purchase health insurance.  The 2017 Tax Cuts and Jobs Act eliminated the penalty for not doing so.  A December 2018 Federal District Court in Texas has ruled that the mandate is now unconstitutional and since that provision is not severable from the ACA, this unconstitutionality applies to the entire ACT.  This decision is under appeal.  The U.S. Department of Health and Human Services issued a statement indicating that the decision “is not an injunction that halts the enforcement of the law and not a final judgment. Therefore, HHS will continue administering and enforcing all aspects of the ACA as it had before the court issued its decision.” The Centers for Medicare and Medicaid Services (CMS) also indicated on its healthcare.gov website that the decision does not impact enrollment or coverage on the health care exchanges for 2019. While it is business as usual for now, this decision may be far-reaching and eventually could significantly impact employer health plans, individuals, health care providers, and federal- and state-administered health programs and their coverage of and reimbursement for our product.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of any of our product candidates, these new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates may be.

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

It will be difficult for us to profitably sell our future products, if any, if reimbursement for any such product is limited by government authorities and third-party payor policies.

In addition to any healthcare reform measures that may affect reimbursement, market acceptance and sales of our future products, if any, will depend on the reimbursement policies of government authorities and third-party payors. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that reimbursement will be available for our future products, if any, and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement in order to limit off-label use of a higher priced drug or treatment. Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

●	a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	appropriate for the specific patient;

●	cost-effective; and

●	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for our future products. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our future products. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize our product candidate, or any future product candidates, profitably, or at all, even if approved.

Governments outside the United States tend to impose strict price controls, which may adversely affect our future revenues, if any.

In some countries, particularly the countries comprising the EU, the pricing of pharmaceuticals and certain other therapeutics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

We are subject to anti-kickback laws and regulations. Our failure to comply with these laws and regulations could have adverse consequences to us.

There are extensive international and U.S. federal and state laws and regulations prohibiting fraud and abuse in the healthcare industry that can result in significant criminal and civil penalties. Such U.S. federal laws include: the anti-kickback statute, which prohibits certain business practices and relationships, including the payment or receipt of compensation for the referral of patients whose care will be paid by Medicare or other federal healthcare programs; the physician self-referral prohibition, commonly referred to as the Stark Law; the anti-inducement law, which prohibits providers from offering anything to a Medicare or Medicaid beneficiary to induce that beneficiary to use items or services covered by either program; the False Claims Act, which prohibits any person from knowingly presenting or causing to be presented false or fraudulent claims for payment by the federal government, including the Medicare and Medicaid programs; and the Civil Monetary Penalties Law, which authorizes the U.S. Department of Health and Human Services to impose civil penalties administratively for fraudulent or abusive acts. In addition, the Affordable Care Act requires drug manufacturers to report to the government any payments to physicians for consulting services and the like. Many jurisdictions outside the United States have similar anti-kickback, fraud and abuse, and healthcare laws and regulations, and we could be subject to these laws and regulations to the extent that we operate in such jurisdictions.

Sanctions for violating these federal laws include criminal and civil penalties that range from punitive sanctions, damage assessments, monetary penalties, imprisonment, denial of Medicare and Medicaid payments or exclusion from the Medicare and Medicaid programs, or both, and debarment. As federal and state budget pressures continue, federal and state administrative agencies may also continue to escalate investigation and enforcement efforts to reduce or eliminate waste and to control fraud and abuse in governmental healthcare programs. Private enforcement of healthcare fraud has also increased, due in large part to amendments to the Civil False Claims Act in 1986 that were designed to encourage private persons to sue on behalf of the government. Efforts to ensure compliance with any of these federal, state and other fraud and abuse laws and regulations may involve substantial costs, and a violation of the same could have a material adverse effect on our liquidity and financial condition. An investigation into the use by physicians of any of our products, if ever commercialized, may dissuade physicians from either purchasing or using them, and could have a material adverse effect on our ability to commercialize those products.

Our market is subject to intense competition. If we are unable to compete effectively, Allocetra™ or any other product candidate that we are developing or may develop may be rendered uncompetitive or obsolete.

There are a number of products in development for the treatment or prevention of acute GvHD and the other autoimmune and inflammatory disorders that we are targeting or intend to target in the future, most of which are being developed by companies that are far larger than us, with significantly greater resources and more experience. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large, fully-integrated pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with our product candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to Allocetra™ or any other product candidate that we are developing or may develop. Key competitive factors affecting the commercial success of Allocetra™ and any other product candidates that we are developing or may develop are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than us in obtaining FDA and other marketing approvals for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize, which may render Allocetra™ or any other product candidates that we are developing or may develop obsolete or uncompetitive before we can recover the expenses of developing and commercializing the product. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases and disorders we are targeting could render Allocetra™ or any other product candidates that we are developing or may develop, uncompetitive or obsolete. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. Moreover, several companies have reported the commencement of research projects related to the treatment or prevention of GvHD and other autoimmune and inflammatory conditions, such as Crohn’s disease and other inflammatory bowel disorders, RA, gout, MS and solid organ transplant rejection.

We face potential product liability exposure, and, if claims are brought against us, we may incur substantial liability.

Our products and product candidates could cause adverse effects. These adverse effects may not be observed in clinical trials, but may nonetheless occur in the future. If any of these adverse effects occur, they may render our product candidates ineffective or harmful in some patients, and our sales would suffer, materially adversely affecting our business, financial conditions and results of operations.

In addition, potential adverse effects caused by our product candidates, or products, could lead to product liability claims. Product liability claims might be brought against us by consumers, healthcare providers or others coming into contact with our products. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

●	decreased demand for our product candidates for which we obtain marketing approval;

●	impairment of our business reputation and exposure to adverse publicity;

●	increased warnings on product labels;

●	withdrawal of clinical trial participants;

●	costs of related litigation;

●	distraction of management’s attention from our primary business;

●	substantial monetary awards to patients or other claimants;

●	loss of revenue; and

●	the inability to successfully commercialize our product candidates for which we obtain marketing approval.

If product liability lawsuits are successfully brought against us, our insurance may be inadequate.

We have obtained liability insurance coverage for our clinical trials with limits that are customary for such trials. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A successful product liability claim, or series of claims, brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

The product liability insurance we will need to obtain in connection with the commercial sales of our product candidates, if and when they receive regulatory approval, may be unavailable in meaningful amounts or at a reasonable cost. If we are the subject of a successful product liability claim that exceeds the limits of any insurance coverage we obtain, we would incur substantial charges that would adversely affect our earnings and require the commitment of capital resources that might otherwise be available for the development and commercial launch of our product programs.

If we are unable to obtain adequate insurance to protect our business and property against damage, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

We may not be able to obtain insurance policies on terms affordable to us that would adequately insure our business and property against damage, loss or claims by third parties. To the extent our business or property suffers any damages, losses or claims by third parties, which are not covered, or adequately covered, by insurance, our financial condition may be materially adversely affected. If we are unable to obtain appropriate insurance, medical centers may be unwilling or unable to enter into site agreements to clinically test our candidate products.

We may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage the Company.

We manage our business through a small number of senior executive officers. We depend on them even more than similarly-situated companies.

Our future growth and success depends on our ability to recruit, retain, manage and motivate our senior executive officers. The loss of the services of our management personnel, including without limitation, our Chief Executive Officer, Dr. Shmuel Hess, or our founder and Chief Scientific Officer, Prof. Dror Mevorach, or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

Because of the specialized scientific nature of our business, we rely heavily on our ability to attract and retain qualified senior executive officers with scientific and technical experience. In particular, the loss of one or more of our senior executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. We do not currently carry “key person” insurance on the lives of members of senior management. The competition for qualified personnel in the pharmaceutical field is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal control requirements for publicly traded companies.

As a public company, we operate in an increasingly challenging regulatory environment which requires us to comply with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the related rules and regulations of the SEC and NASDAQ, expanded disclosures, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, until the date we are no longer an “emerging growth company” as defined in the JOBS Act, because we are taking advantage of the exemptions contained in the JOBS Act. We have been, and continue to be, an “emerging growth company” for a period of five years following the completion of Bioblast’s initial public offering in 2014, but will no longer be an “emerging growth company” as of December 31, 2019.

We have never conducted, or been required to conduct, a review of our internal control for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our shares to fall.

To build our finance infrastructure, we will need to hire additional accounting personnel and improve our accounting systems, disclosure policies, procedures and controls. If we are unsuccessful in building an appropriate accounting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the Nasdaq Capital Market or other adverse consequences that would materially harm our business. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We may require rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. Successful implementation of our business plan will require management of growth, which will increase management’s responsibilities. We currently have a limited number of employees, and, in order to continue the development and the commercialization of product candidates and future products, if any, we will need to substantially increase our operations, including expanding our employee base of managerial, operational and financial personnel. We currently intend to establish our manufacturing capabilities in the United States through CMOs, as well as through clinical study management and monitoring service providers and CROs, which we may require additional funds. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to:

●	manage our clinical trials and the regulatory process effectively and efficiently;

●	develop our administrative, accounting and management information systems and controls;

●	hire and train additional qualified personnel; and

●	integrate current and additional management, administrative, financial and sales and marketing personnel.

If we are unable to establish, scale-up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, investors may choose not to invest in us, which could cause our share price to decline and negatively impact our ability to successfully commercialize our product candidates and future product candidates.

Failure to attract and retain sufficient numbers of talented employees will further strain our human resources and could impede our growth or result in ineffective growth. If we are unable to manage our growth effectively, our losses could materially increase and it will have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Reliance on Third Parties

We have recently completed the construction of a new facility in Israel to support the production of the Allocetra™ drug product for any clinical trial that will be conducted in the EU or Israel and anticipate relying on third-party manufacturers and service providers to produce our products.

We have recently completed the construction of a new facility in Israel to support the production of the Allocetra™ drug product for any clinical trial that will be conducted in the EU or Israel. For the starting material production required for future clinical trials, we expect to rely on third-parties. We currently and in the future will rely upon blood banks and collection service facilities for the collection of starting material for the production of Allocetra™. We plan to initially rely upon hospitals, other health care providers, contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of our product candidates, if and when approved for marketing by the applicable regulatory authorities. Although we have not yet engaged any contract manufacturers or other service providers, if and when we do, our contract manufacturers and service providers must complete process validation for the manufacturing process. If our contract manufacturers and service providers, and their respective facilities, as applicable, are not approved by the FDA, or other applicable regulatory authorities, our commercial supply of the product candidate will be significantly delayed and may result in significant additional costs. If we need to identify additional finished product manufacturers, we would not be able to do so without significant delay and likely significant additional cost.

Our and our contract manufacturers’ and other service providers’ failure to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or the incidence of manufacturing errors, could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. Contract manufacturers and service providers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. Our future contract manufacturers and service providers may not perform as agreed or may not remain in the contract manufacturing business. In the event of a natural disaster, business failure, strike or other difficulty, we may be unable to replace our manufacturing capacity or a third-party manufacturer or provider in a timely manner and the production of our product candidates would be interrupted, resulting in delays and additional costs. See also “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations.”

We intend to rely primarily on third parties to market and sell Allocetra™ and any other product candidate.

We have no sales or distribution capabilities. To the extent we rely on third parties to commercialize our products, if marketing approval is obtained, we may receive less revenue than if we commercialize such products ourselves. In addition, we would have less control over the sales efforts of any third parties involved in our commercialization efforts. In the event we are unable to collaborate with a third-party marketing and sales organization to commercialize our products, particularly for broader patient populations, our ability to generate revenue will be limited.

Although we may ultimately develop a marketing and sales force with technical expertise and supporting distribution capabilities in the longer term, we do not currently intend to do so; therefore, we will be unable to directly market our products, if any, in the near future. To promote any of our potential products through third parties, we will have to locate acceptable third parties for these functions and enter into agreements with them on acceptable terms, and we may not be able to do so. Any third-party arrangements we are able to enter into may result in lower revenues than we could achieve by directly marketing and selling our potential products. In addition, to the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, as well as the terms of our agreements with such third parties, which cannot be predicted in most cases at this time. As a result, we might not be able to market and sell our products in the United States or overseas, which would have a material adverse effect on us.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and any future product candidates.

We may determine to seek collaboration arrangements with pharmaceutical or biotechnology companies for the development and commercialization of our current and any future product candidates. We will face, to the extent that we decide to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements. Additionally, the terms of any collaborations or other arrangements that we may establish may not be favorable to us.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements, if any, would depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.

Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve.

Collaborations with pharmaceutical or biotechnology companies and other third parties are often terminated or allowed to expire by the other party. Any such termination or expiration could adversely affect us financially and could harm our business reputation.

We depend on third parties to conduct our clinical trials.

We currently rely, and for the foreseeable future, will continue to rely, on third parties, such as CROs, medical institutions, clinical investigators and contract laboratories to oversee most of the operations of our clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion or in accordance with regulatory requirements. If these third parties do not successfully carry out their contractual duties or obligations and meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our financial results and the commercial prospects for our product candidates or any other potential product candidates could be harmed, our costs could increase and our ability to obtain regulatory approval and commence product sales could be delayed.

Risks Related to Our Intellectual Property

The failure to obtain or maintain patents, licensing agreements and other intellectual property could impact our ability to compete effectively.

To compete effectively, we need to develop and maintain a proprietary position with regard to our own technologies, intellectual property, licensing agreements, product candidates and business. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. Therefore, the degree of future protection for our proprietary rights in our core technologies and any product candidates or products that might be developed using these technologies is also uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

●	while the patents we own have been issued, pending patent applications we have filed may not result in issued patents or may take longer than we expect to result in issued patents;

●	we may be subject to interference or reexamination proceedings;

●	we may be subject to opposition proceedings in foreign countries;

●	any patents that are issued may not provide meaningful protection for any significant period of time, if at all;

●	we may not be able to develop additional proprietary technologies that are patentable;

●	other companies may challenge and invalidate patents licensed or issued to us or our customers;

●	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

●	other companies may design around technologies we have licensed or developed; and

●	enforcement of patents is complex, uncertain and expensive, and our patents may be found invalid or enforceable.

We cannot be certain that patents will be issued as a result of any of our pending applications, and we cannot be certain that any of our issued patents, whether issued pursuant to our pending applications or licensed from third parties, will give us adequate protection from competing products. For example, issued patents may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope, and changes in the law may affect the utility of a pending patent application or issued patent. In addition, because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions. If any of our composition of matter patents, or pending applications, was subject to a successful challenge or failed to issue, our business and competitive advantage could be significantly affected. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

Although we expect to do so, we may not be able to submit a BLA seeking approval of Allocetra™ prior to the applicable patents’ expiration date, assuming all necessary patents are in fact issued. Moreover, we cannot be certain that we will be the first applicant to obtain an FDA approval for any indication of our product candidates and we cannot be certain that we will be entitled to any other exclusivity with respect to the same. Such diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition.

Others may obtain issued patents that could prevent us from commercializing our product candidates or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so.

In addition to patents and patent applications, we depend upon trade secrets and proprietary know-how to protect our proprietary technology. We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information to any other parties. We also require our employees and consultants to disclose and assign to us their ideas, developments, discoveries and inventions. These agreements may not, however, provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We cannot predict the scope and extent of patent protection for our product candidates because the patent positions of pharmaceutical products are complex and uncertain.

Any patents issued to us will not ensure the protection of our intellectual property for a number of reasons, including, without limitation, the following:

●	any issued patents may not be broad or strong enough to prevent competition from other products including identical or similar products;

●	if we are not awarded patents or if issued patents expire or are declared invalid or not infringed, there may be no protections against competitors attempting to make “bio-similars”;

●	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

●	there may be other patents or pending patent applications existing in the patent landscape for our product candidates that will affect our freedom to operate;

●	if our patents are challenged, a court could determine that they are not valid or enforceable;

●	a court could determine that a competitor’s technology or product does not infringe our patents;

●	our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

●	if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

We may not be able to enforce our intellectual property rights throughout the world. This risk is exacerbated because we expect that our product candidates will be manufactured and used in a number of countries.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This risk is exacerbated for us because we expect our product candidates will be manufactured and used in a number of countries.

The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult for us to stop the infringement of our other intellectual property rights. For example, several foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

Although most jurisdictions in which we have applied for, intend to apply for, or have been issued patents have patent protection laws similar to those of the United States, some of them do not. For example, in the future, we may consider doing business in South America, Eurasia, China and Indochina, and the countries in these regions may not provide the same or similar protection as that provided in the United States. Additionally, due to uncertainty in patent protection law, we have not filed applications in many countries where significant markets exist, including, without limitation, South American countries, Eurasian countries, African countries and Taiwan.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other pharmaceutical and biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical and biotechnology industries involve both technological and legal complexity. Therefore, obtaining and enforcing related patents is costly, time-consuming and inherently uncertain. In particular, the United States has recently enacted, and is currently implementing changes in the law, including wide-ranging patent reform legislation. The U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have ruled on several patent cases in recent years, and could do so again in the future, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition, the U.S. Patent and Trademark Office, or the USPTO, has implemented patentability guidelines that may render the subject matter of a patent as non-patentable based on a lack of utility. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by applicable courts and legislatures in the countries in which we may pursue patent protection, including those of the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents and the interpretations of such laws could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may be unable to protect the intellectual property rights of the third parties from whom we license or may license certain of our intellectual property or with whom we have entered into other strategic relationships, which could have a material adverse effect on our business, results of operations and financial condition.

Certain of our intellectual property rights are and may in the future continue to be licensed from third parties, including universities and/or strategic partners. Such third parties may not protect the intellectual property rights that we license from them and we may be unable to defend such intellectual property rights on our own (even if we contractually agree to manage, maintain and defend such rights) or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. There can be no assurances that we will continue to have proprietary rights to any of the intellectual property that we license from such third parties or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to such intellectual property licensed from third parties or otherwise obtained from third parties with whom we have entered into strategic relationships could have a material adverse effect on our business, results of operations and financial condition.

We may infringe on the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing, or increase the costs of commercializing, our products.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. For example, there could be issued patents of which we are not aware that our products infringe. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.

Third parties may assert that we are employing their proprietary technology without authorization. If a court held that any third-party patents are valid, enforceable and cover our products or their use, the holders of any of these patents may be able to block our ability to commercialize our product candidates or products unless we obtained a license under the applicable patents, or until the patents expire. In addition to litigation proceedings which may be filed against us, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost or on reasonable terms. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us.

We may be unable to adequately prevent disclosure and unauthorized use of trade secrets and other proprietary information by third parties.

Our ability to obtain and maintain patent protection and trade secret protection for our intellectual property and proprietary technologies, our products and their uses is important to our commercial success. We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignment of inventions agreements and other restrictions on disclosure and use to protect our intellectual property rights.

We also rely on trade secrets to protect our proprietary know-how and technological advances, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements, to the extent they are in place and in effect, may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection could enable competitors to use our proprietary information to develop products that compete with our product candidates or products or cause additional material adverse effects upon our competitive business position.

We cannot be certain that the steps that we have taken will prevent the misappropriation or other violation of our confidential information and other intellectual property, particularly in foreign countries in which laws may not protect our proprietary rights as fully as in the United States and other developed economies. Moreover, if we lose any key personnel, we may not be able to prevent these persons from impermissibly disclosing or using our technical knowledge or other trade secrets. If we are unable to maintain the security of our proprietary technology, this could materially adversely affect our competitive advantage, business and results of operations.

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees and certain key consultants, or our employment and consulting agreements contain non-competition provisions. These agreements, to the extent they are in place and in effect, prohibit our employees and certain key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

Our employment agreements include employees’ undertakings with respect to confidentiality and the assignment to us of intellectual property rights developed in the course of employment, as well as a waiver of royalties related to intellectual property developed by the employee during his or her employment. However, in view of recent Israeli case law, these waivers may be deemed insufficient, and our employees could be able to assert claims for compensation with respect to our future revenue. As a result, we may receive less revenue from future products if such claims are successful, which in turn could impact our future profitability.

Any lawsuits relating to infringement of intellectual property rights necessary to defend ourselves or enforce our rights will be costly and time consuming.

We may be required to initiate litigation to enforce our rights or defend our activities in response to alleged infringement of a third-party. In addition, we may be sued by others who hold intellectual property rights and who claim that their rights are infringed by our product candidates or any of our future products or product candidates. These lawsuits can be very time consuming and costly. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries generally.

A third-party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume time and other resources. There is a risk that such court will decide that we are infringing the third-party’s patents and will order us to stop the activities claimed by the patents, redesign our products or processes to avoid infringement or obtain licenses, which may not be available on commercially reasonable terms. In addition, there is a risk that a court will order us to pay the other party damages for infringement.

Moreover, there is no guarantee that any prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to our product candidates, technologies or other matters.

In addition, our patents and patent applications could face other challenges, such as interference proceedings, opposition proceedings and re-examination proceedings. Any of these challenges, if successful, could result in the invalidation of, or in a narrowing of the scope of, any of our patents and patent applications subject to challenge. Any of these challenges, regardless of their success, would likely be time consuming and expensive to defend and resolve and would divert our management’s time and attention.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which non-compliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

Risks Related to the Ownership of Our Ordinary Shares

We do not know whether a market for our ordinary shares will be sustained or what the market price of our ordinary shares will be and as a result it may be difficult for you to sell your shares.

The trading price of our ordinary shares is likely to be volatile. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price of our ordinary shares:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to our product candidates;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any product liability actions or intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;

●	developments by our licensees, if any; and

●	future issuances of ordinary shares or other securities.

These factors may materially and adversely affect the market price of our ordinary shares, which could result in substantial losses by our investors.

In addition, the stock market in general, and the Nasdaq Capital Market and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like ours. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low.

Moreover, the liquidity of our ordinary shares is limited. Among other factors, the number of ordinary shares that can be bought and sold at a given price, potential delays in the timing of executing transactions in our ordinary shares and a reduction in security analyst and media coverage of our company, if any, may result in lower prices for our ordinary shares and a larger spread between the bid and ask prices therefor. In addition, without a large float, our ordinary shares are less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our ordinary shares may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate its investment in our ordinary shares. Trading of a relatively small volume of our ordinary shares may have a greater impact on the trading price of our shares than would be the case if our public float were larger. We cannot predict the prices at which our ordinary shares will trade in the future.

We may be subject to securities litigation, which may be expensive and could divert management attention.

Companies that have experienced volatility and other negative fluctuations in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources from our business, which could materially harm our business, even if we were to successfully defend against such litigation. Any adverse determination in litigation could also subject us to significant liabilities.

Our principal shareholders, directors and officers currently own approximately 65% of our outstanding ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

Our principal shareholders, directors and officers beneficially own approximately 65% of our ordinary shares. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

Raising additional capital would result in dilution to our existing shareholders and may restrict our operations or require us to relinquish rights.

We may seek additional capital through a combination of private and public equity offerings, debt financings, collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt or other equity-linked securities, your ownership interest will be diluted, and the terms of the equity or equity-linked securities that we issue may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

Our U.S. shareholders may suffer adverse tax consequences if we were to be characterized as a passive foreign investment company, or PFIC.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. There can be no assurance that we will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder, as defined in “Taxation — United States Federal Income Tax Consequences”, owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gains, a loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make “qualified electing fund elections”, or QEF elections, if we are classified as a PFIC, and, accordingly, such elections would not be available to U.S. Holders. See “Taxation — United States Federal Income Tax Consequences”.

If our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned, and our share price may suffer.

Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to comprehensively evaluate its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the JOBS Act, we are currently classified as an “emerging growth company”. Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We will cease to be an emerging growth company as of December 31, 2019. Unless we remain a smaller reporting company, we will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could be negatively impacted.

The trading market for our ordinary shares may be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or, if they do, provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact our share price or trading volume.

Because we do not intend to declare cash dividends on our ordinary shares in the foreseeable future, shareholders must rely on appreciation of the value of our ordinary shares for any return on their investment.

We have never declared or paid cash dividends on our ordinary shares. We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Moreover, the Israeli Companies Law, 1999, as amended (the “Companies Law”), imposes certain restrictions on our ability to declare and pay dividends. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our ordinary shares if the price of our ordinary shares increases beyond the price in which you originally acquired the ordinary shares.

We are a “foreign private issuer” under the Exchange Act, and our disclosure and reporting requirements are different than those of a U.S. domestic reporting company.

We are a “foreign private issuer” under the Exchange Act and the rules of the SEC promulgated thereunder. As a result, we are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers, meaning that, among other things, we are required to file our Annual Report on Form 20-F with the SEC within four months of our fiscal year end. In addition, we are not subject to quarterly financial reporting, as would be the case for a U.S. domestic reporting company; therefore, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are additionally not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material non-public information. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. If we lose our status as a foreign private issuer, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States.

As a “foreign private issuer”, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Capital Market for U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedures, quorum requirements and approval of compensation of officers. In addition, we follow our home country law instead of the Listing Rules of the Nasdaq Capital Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Listing Rules of the Nasdaq Capital Market applicable to domestic U.S. issuers.

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our share price may become more volatile and decline.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Nes Ziona, Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Israel is currently engaged in an armed conflict with Hamas, a militia group and political party who controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In July 2014, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel, as well as areas more centrally located near Tel Aviv and areas surrounding Jerusalem. This conflict, as well as a previous round of escalation which took place in November 2012, involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located. The continuation of such strikes may negatively affect business conditions in Israel. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula following the resignation of Hosni Mubarak as president. This included protests throughout Egypt, and the appointment of a military regime in his stead, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime instead. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. Intervention may be contemplated by outside parties in order to prevent further chemical weapon use. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, and airline companies may cancel or delay scheduled air travel to Israel, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjects of economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens are obligated to perform up to one month, and in some cases more, of annual military reserve duty until they reach the age of 40 (or older, for reservists who are officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of our employees, including members of our senior management, or the employees or management of our Israeli business partners. Such disruption could materially adversely affect our business, financial condition and results of operations.

Exchange rate fluctuations between the U.S. dollar, Euro and the New Israeli Shekel currencies may negatively affect our earnings.

Our functional currency is the NIS. We incur expenses in U.S. dollars, Euros and NIS. As a result, we are exposed to the risks that the Euro and the U.S. dollar may appreciate relative to the NIS, or, if either the Euro and the U.S. dollar devalue relative to the NIS, that the inflation rate in the EU and in Israel may exceed such rate of devaluation of the Euro and the NIS, or that the timing of such devaluation may lag behind inflation in the EU and in the United States. In any such event, the NIS cost of our operations in the EU and in the United States would increase and our NIS-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2018 was $1.00 = Euro 0.847 and $1.00 = NIS 3.595. We cannot predict any future trends in the rate of inflation in the EU and in the United States or the rate of devaluation, if any, of either the Euro or the U.S. dollar against the NIS.

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts, during the period between 2007 and 2016 were financed in part through royalty-bearing grants, in an amount of approximately $3.2 million, from the Israel Innovation Authority (the “IIA”). With respect to such grants, we are committed to pay royalties at a rate of 3% to 5% on our sales proceeds from any product that is a treatment, device or medical kit designed for therapeutic treatments using apoptotic cells up to the total amount of grants received plus interest equal to LIBOR as it would apply to U.S. dollar deposits.

Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 1984 (formerly known as the Israeli Encouragement of Industrial Research and Development Law, 1984, and related regulations, (the “Research Law”), with respect to those past grants. When a company develops know-how, technology or products using IIA grants, or is otherwise IIA-supported, the terms of such grants and the Research Law restrict the transfer of such IIA-supported know-how and rights related thereto, technology and products or the manufacturing or manufacturing rights of the same outside of Israel, without the prior IIA approval. Therefore, if deemed IIA-supported, the discretionary approval of an IIA committee would be required for any transfer to third parties outside of Israel, which could, if we receive such approvals, result in the payment of increased royalties (both increased royalty rates and increased royalties ceilings) and/or payment of additional amounts to the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which we may transfer technology or development outside of Israel (including for the purpose of manufacturing). Currently, under the Research Law, there is no mechanism for the approval of licensing transactions of IIA-supported technologies, other than the Licensing Rules described below; however, licensing IIA-supported technologies may under certain circumstances be considered a transfer of know-how and therefore require IIA approval, as described above. On May 7, 2017, the IIA published the Rules for Granting Authorization for Use of Know-How Outside of Israel (the “Licensing Rules”). The Licensing Rules enable the approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA and any derivatives thereof. Subject to payment of a “License Fee” to the IIA, at a rate that will be determined by the IIA in accordance with the Licensing Rules, the IIA may now approve arrangements for the license of know-how outside of Israel. This allows companies that have received IIA support to commercialize know-how in a manner which was not previously available.

The transfer of IIA-supported know-how, technology or products outside of Israel may involve the payment of additional amounts depending upon the value of the transferred know-how, technology or products, the amount of IIA support, the time of completion of the development of IIA-supported know-how, technology or products, and other factors up to a maximum of six times the amount of grants received plus LIBOR and minus any royalties paid. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel (particularly because there currently is no mechanism for the approval of licensing transactions of IIA-supported technologies). Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of IIA-supported know-how, technology or products (such as a merger or similar transaction) may be reduced by any amounts that we may be required to pay to the IIA.

Our obligations and limitations pursuant to the Research Law are not limited in time and may not be terminated by us at will and the obligations pursuant to the Research Law remain in force even after we have paid all required royalties, which may require us to obtain IIA approval prior to consummating certain transactions, including licensing IIA-supported know-how, technology and products outside of Israel. Although as of the date of this Annual Report on Form 20-F we have not been required to pay any royalties or additional payments with respect to any IIA grant, there can be no assurance that we will not be required to do so in the future. Such restrictions and payments could materially restrict or limit our ability to transfer our IIA-supported know-how, technology or products, which could materially affect our business, results of operations and financial position.

Provisions of Israeli law and our Amended and Restated Articles of Association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Furthermore, under the Research Law, a recipient of IIA grants such as us must report to the IIA regarding any change of control or any change in the holding of its means of control of our Company which transforms any non-Israeli citizen or resident into an “interested party”, as defined in the Israeli Securities Law, 1968, and in the latter event, the non-Israeli citizen or resident shall execute an undertaking in favor of IIA, in a form prescribed by the IIA.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See “Taxation — Israeli Taxation Considerations” for additional information.

Our Amended and Restated Articles of Association also contain provisions that could delay or prevent changes in control or changes in our management without the consent of our Board. These provisions will include the following:

●	no cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates; and

●	the exclusive right of our Board to elect a director to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director, which prevents shareholders from being able to fill vacancies on our Board.

Provisions of the Companies Law and anti-takeover provisions in our Amended and Restated Articles of Association could make it difficult for our shareholders to replace or remove our current Board and could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our ordinary shares.

Under the Companies Law, as amended, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. Unless an Israeli court determines differently, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger or by anyone on their behalf, including by the relatives of or corporations controlled by these persons. In addition, upon the request of a creditor of either party to the proposed merger, an Israeli court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. Further, a merger generally may not be completed until the passage of certain time periods. In addition, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a special tender offer to the extent that as a result of such acquisition the acquirer will hold or will be deemed to beneficially hold 25% or more of the voting rights in the company if there is no other holder of 25% or more of the company’s voting rights, or hold or be deemed to beneficially hold 45% or more of the voting rights in the company if there is no other holder of 45% or more of the company’s voting rights. Furthermore, for a period of one year following the consummation of a special tender offer, none of the bidder in such special tender offer, a person who controlled the bidder during such special tender offer or any entity under their control, may effect another tender offer with respect to shares of the subject company or a merger with the subject company. In addition, Israeli tax law treats some acquisitions, including stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for instance, subject a shareholder who exchanges ordinary shares for shares in a non-Israeli corporation to immediate taxation.

Certain provisions of our Amended and Restated Articles of Association may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. Those provisions include controlling procedures for the conduct of shareholder and our Board meetings, including quorum and voting requirements.

Moreover, the requirement under the Companies Law to have at least two external directors who cannot readily be removed from office, together with the other provisions of the Amended and Restated Articles of Association and Israeli law, could deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company, some of which could be deemed by certain shareholders to be in their best interests and which could affect the price some investors are willing to pay for our ordinary shares.

It may be difficult to enforce a judgment of a United States court against us, our officers, directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers, directors and these experts.

We were and continue to be organized in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights, liabilities and responsibilities as a shareholder will be governed by Israeli law and will differ in some material respects from those under U.S. law.

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our Amended and Restated Articles of Association and Israeli law. These rights, liabilities and responsibilities differ in some material respects from the rights, liabilities and responsibilities of shareholders in a U.S. corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4. INFORMATION ON THE COMPANY

4.A.  History and development

We were originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd. Upon consummation of the Merger, we changed our name to Enlivex Therapeutics Ltd. Our primary operating subsidiary, Enlivex Therapeutics R&D Ltd. was incorporated in September 2005 under the laws of the State of Israel as an Israeli privately held company under the name Tolarex Ltd. In February 2010, Enlivex R&D changed its to Enlivex Therapeutics Ltd., and, upon consummation of the Merger, to Enlivex Therapeutics R&D Ltd. Our principal executive offices are located at 14 Einstein Street, Nes Ziona, Israel 7403618 and our telephone number is: +972 26208072. Our wholly owned U.S. subsidiary, Bio Blast Pharma, Inc., incorporated in Delaware, has been appointed our agent in the United States and its registered address is 1811 Silverside Road, Wilmington, Delaware 19810. Bio Blast Pharma, Inc. existed as a subsidiary of Bioblast prior to the Merger. Our website address is https://www.enlivex.com/. The information contained on, or that can be accessed through, our website is not part of this Annual Report. We have included our website address herein solely as an inactive textual reference.

On March 26, 2019, we consummated the Merger. See “Introduction”.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as the exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We have been, and continue to be, an “emerging growth company” for a period of five years following the completion of our initial public offering in 2014, but will no longer be an “emerging growth company” as of December 31, 2019.

Our capital expenditures for the three years ended 2018, 2017 and 2016 were insignificant. See “Operating and Financial Review and Prospects -Liquidity and Capital Resources”.

4.B. Business overview

The Company is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions, which involve the hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no U.S. Food and Drug Administration (“FDA”)-approved treatments, as well as treating solid tumors via modulating immune-checkpoint rebalancing. The Company’s innovative immunotherapy candidate, Allocetra™, is a novel immunotherapy candidate based on a unique mechanism of action that targets clinical indications that are defined as “unmet medical needs” such as preventing or treating complications associated with bone marrow transplants (“BMT”) and/or hematopoietic stem cell transplants (“HSCT”), sepsis and acute multiple organ failure. The Company also intends to develop its cell-based therapy to be combined with effective treatments of solid tumors via immune checkpoint rebalancing to increase the efficacy of various anti-cancer therapies, including Chimeric Antigen Receptor T-Cell Therapy (“CAR-T”) and therapies targeting T-Cell Receptor Therapy (“TCR”).

Cytokines are a broad and loose category of small proteins (~5–20 kDa) that are important in immune cell signaling. They are released by cells and affect the behavior of other cells, and include chemokines, interferons, interleukins, lymphokines, tumor necrosis factors and others, but generally not hormones or growth factors.

Cytokines are produced by a broad range of cells, including immune cells, primarily macrophages and dendritic cells, and are especially important in the immune system as they promote, modulate and balance immune responses. Cytokines are important in health and disease, specifically in host responses to infection, immune responses, inflammation, trauma, sepsis, cancer and other conditions. Cytokine Release Syndrome (“CRS”) is a systemic inflammatory response in which cytokine release composition and amplitude spirals out of control. It is considered difficult to treat with traditional small molecules or biologics because the condition involves dozens of cytokines that induce multiple biological paths of hyper immune activity. Such hyper immune activity may result in an attack of immune killer cells (e.g., T-Cells, B-Cells and Natural Killer Cells) on healthy organs of the patient, including the heart, brain, lungs, liver, kidney and others, which may lead to organ damage, multiple organ failure and mortality. The Company believes that the only approach to handling such a multi-factorial complex life-threatening situation is via an integrated cell-based immunotherapy that induces the immune system to rebalance itself to normal levels of operation utilizing a mechanism of action used regularly by the immune system and developed through evolution.

There are many clinical conditions in which a patient has the potential to develop Cytokine Release Syndrome. Those clinical conditions include complications associated with HSCT, sepsis, and several autoimmune and inflammatory conditions, such as Crohn’s disease, rheumatoid arthritis, gout and multiple sclerosis.

Immune System Triggering and Relaxation

The immune system constantly handles multiple challenges of bacterial, viral, fungal and other infections via a sophisticated elevation of immune activity utilizing enhanced cytokine releases from macrophages and dendritic cells, resulting in recruitment of antibodies and immune cells (e.g., T-Cells, B-Cells and Natural Killer Cells). Once the threat has been eliminated, the immune system rebalances itself into a normal state. Such rebalancing occurs naturally through antigen presenting cells, macrophages and dendritic cells that engulf and clear infected cells that have been instigated into apoptosis and cells from the immune system that have gone through programmed cell death, causing a decrease to normal levels of cytokines and immune activity.

Apoptosis is a natural and critical process in tissue and organ maintenance that occurs when a cell is damaged beyond repair, infected with a virus or undergoing other stressful conditions. Apoptosis involves a series of biochemical events leading to changes in cell morphology and, ultimately, cell death. Immediate removal of the dying cell is performed by antigen presenting cells, macrophages and dendritic cells. The primary function of dendritic cells is phagocytosis, or the capturing and transportation of antigens to draining lymphoid tissues. Immature dendritic cells are capable of large-scale phagocytosis of apoptotic cells.

As many as 3×10 8 cells undergo apoptosis every hour in the human body. One of the primary “eat me” signals expressed by apoptotic cells is phosphatidylserine (PtdSer). Apoptotic cells themselves serve as major contributors to the “non-inflammatory” nature of the engulfment process, some by secreting thrombospondin-1 (TSP-1) or adenosine monophosphate and possibly other immune modulating “calm-down” signals that interact with antigen presenting cells, macrophages and dendritic cells. Apoptotic cells also produce “find me” and “tolerate me” signals to attract and immune-modulate antigen presenting cells, macrophages and dendritic cells that express specific receptors for some of these signals (Trahtemberg and Mevorach; 2017).

Injection of a high volume of densely concentrated early apoptotic cells activates dendritic cells, causing them to migrate to the lymphoid tissues, such as the spleen, where they interact with T-cells and B-cells, which are lymphocytes involved in the regulation of the immune system, remove the apoptotic cells and suppress inflammation. The foregoing process induces immunotolerance, as opposed to general immunosuppression, which would otherwise make the patient more susceptible to infection and other immunological challenges.

The Company’s unique therapeutic approach is based on inducing immunotolerance and the specific normal rebalancing of the immune system by infusing early and stable apoptotic cells (dying cells) into the patient. Once infused, such apoptotic cells interact with macrophages and dendritic cells via well-defined mechanisms causing rebalancing of an over-agitated immune response.

Using this inherent immune pathway, the Company believes that it can use Allocetra™ to shape a patient’s innate immune response to a disease, leading to a decrease in unwanted immune response. During the apoptotic cell removal process, several therapeutic responses are induced, such as inflammation suppression, modulation of macrophage-directed deletion of invading pathogens and regulation of immune responses. These responses are the target of Allocetra™. The Company believes that Allocetra™ can specifically target the immune response without simultaneously diminishing the general immune capabilities of the patient or compromising the patient’s ability to respond to immunological challenges.

The Company’s current clinical development programs focus on preventing or treating complications associated with HSCT, sepsis and solid tumors. The Company’s most advanced product candidate, Allocetra™, has been developed for the prevention of complications post HSCT, treatment of patients who do not respond to steroid treatment upon occurrence of graft versus host disease (“GvHD”) (“steroid refractory patients”), and prevention of organ damage, or multiple organ failure in sepsis patients. Additionally, the Company is currently examining the potential for collaborating with leading CAR-T companies in clinical studies to evaluate the efficacy of immunotherapy treatments in combination with Allocetra™ for treatment of solid tumors.

Complications Associated with Bone Marrow Transplants

Allocetra™ for preventing or treating complications associated with HSCT is an immunomodulation cell-therapy drug in development that involves injection of early-apoptotic cells that have been retrieved from the blood of either (i) a donor matched by his or her human leukocyte antigen (i.e., a protein found on white blood cells that is the standard genetic marker for the regulation of the immune system and is used to match donors and recipients in transplantations), (ii) the patient, or (iii) an allogeneic, unmatched donor and have undergone ex-vivo (i.e., prior to infusion) manipulation to stabilize the “early apoptosis” status of the cells for a prolonged period of time. Allocetra’s™ specific clinical indications include (i) preventing complications associated with HSCT through an injection prior to and two weeks following the bone marrow transplantation procedure, and (ii) treatment of steroid refractory patients upon occurrence of GvHD post HSC transplantation. Systemic corticosteroids are the standard of care for the initial treatment of grade 2–4 GvHD. However, many patients with acute GvHD (“aGvHD”) do not experience sustained responses to corticosteroids which may lead to multiple organ failure and potential death, and for which 6-month survival rates among steroid-refractory patients are approximately 49% with long-term survival rates of only 5–30%.

Graft Versus Host Disease (GvHD)

Allogeneic hematopoietic stem-cell transplantation (HSCT) has revolutionized the treatment of hematopoietic malignancies, inherited hematopoietic disorders, aplastic anemia, and other severe diseases (Copelan 2006). The HSCT clinical benefit is in part a result of the graft-versus-leukemia (“GVL”) effect, in which a donor immune response is targeted against recipient malignant cells. Although alloreactive donor T-cells play an important role in GVL by targeting tumor cells for elimination, the serious complication of GvHD develops when alloreactive donor cells attack healthy host tissues. Despite promising advances in HSCT methodology, including prophylactic immunosuppressive therapies, approximately 50% of HSCT recipients develop GvHD. GvHD can present as an acute disease, aGvHD, or a chronic (“cGvHD”) disease. Both aGvHD and cGvHD are inflammatory disorders initiated by the infiltration of alloreactive T cells into target organs, followed by activation of proinflammatory signaling cascades, tissue damage and organ failure. Previously, the distinction between aGvHD and cGvHD was based solely on the time of onset (i.e., during or after 100 days post-transplant). However, important pathophysiological distinctions have since been identified, requiring evaluation of clinical presentation to make an accurate disease diagnosis. The skin is the organ most typically affected at the onset of aGvHD, followed by the gastrointestinal tract and liver. Several organ systems, including the skin and gastrointestinal tract, are also affected in cGvHD, but clinical distinctions can be made to differentiate cGvHD from aGvHD in these organ systems. Additional diagnostic symptoms of cGvHD manifest in the mouth, genitalia, lungs and muscles. The target organ damage observed in aGvHD is primarily characterized by apoptosis, whereas cGvHD is associated with fibrosis and many autoimmune features, indicative of an expanded role for macrophages and B cells compared with aGvHD (Jagasia et al; 2018). The Allocetra™ clinical development program is aimed to prevent, and in some cases treat, post transplantation complications such as aGvHD.

The standard of care for treatment of complications associated with HSCT, including GvHD, often involves immune-suppressants, such as corticosteroids. Some patients do not respond to corticosteroids, and lack of any other treatment alternative leave these patients with a bleak survival prognosis. The subset of patients who do respond to corticosteroids faces the risk that the immune system may become so suppressed that the ability of the immune system to fight pathogens severely deteriorates and becomes unable to fight severe infections, which are abundant in a typical hospital setting.

The Company conducted a Phase IIa clinical study, which evaluated the safety, tolerability and preliminary efficacy profile of Allocetra™ for the prevention of complications post-HSCT. The study demonstrated that Allocetra™ has the potential to induce immune-tolerance and immune system rebalancing to normal activity levels in a patient post-HSCT, thus preventing Cytokine Release Syndrome and complications associated with HSCT, without undermining the ability of the transplanted bone marrow to attack the remainder of the cancer disease in the patient. Specifically, patients who received effective doses of Allocetra™ experienced no Cytokine Release Syndrome and no GvHD grade II-IV and were discharged from the hospital after an average duration of 21 days of hospitalization compared to an historical data expected duration of 41-45 days. In trials to date, Allocetra™ has been well-tolerated, and there has been no observable, significant adverse side effects.

Summary of Allocetra ™ Clinical Trials

Phase IIa Trial: Allocetra™ for the prevention of aGvHD

After completing all pre-clinical safety and efficacy testing in animals, the Company began a multi-center Phase IIa clinical trial of Allocetra™ to evaluate the safety, tolerability and preliminary efficacy profile of the drug for the prevention of aGvHD in allogeneic HSCT patients at Hadassah Medical Center, Rambam and Sheba Medical Centers in Israel. The study protocol included 13 patients who were intravenously infused with ranging doses of Allocetra™ 24 hours prior to an allogeneic HSCT procedure and then monitored for 180 days following transplantation. The Company published a summary of the results from such trial in the peer-reviewed journal of the American Society for Blood and Marrow Transplantation, the Biology of Blood and Marrow Transplantation, titled “Single Infusion of Donor Mononuclear Early Apoptotic Cells as Prophylaxis for Graft-versus-Host Disease in Myeloablative HLA-Match Allogeneic Bone Marrow Transplantation: A Phase I/IIa Clinical Trial.”

The primary objective of the Phase IIa clinical trial in Israel was to determine the safety profile and tolerability, or dose limiting toxicity, of ascending doses of Allocetra™ within 180 days post-transplantation in subjects undergoing allogeneic HSCT from matched-related donors (i.e., donors’ whose tissues were immunologically compatible with the recipient). The secondary objectives of the trial were to determine (i) the success rate of allogeneic HSCT and the time to successful engraftment, (ii) the rates and severity of aGvHD following Allocetra™ infusion and (iii) the immunological function of the patient following the HSCT procedure and Allocetra™ infusion.

The Company’s clinical data from its Phase IIa trial indicate that Allocetra™ was well-tolerated at all doses administered for up to six months post-transplantation, which was the observed duration of the trial. The Company did not observe or receive reports of any definite or probable adverse effects related to Allocetra™. Although historical data shows that approximately 50% of patients with aGvHD are expected to advance to the most severe grades of GvHD (i.e., Grades II-IV), none of the six patients treated with the two highest doses of Allocetra™ (defined as the effective doses) in the study advanced to such grades. In fact, the number of overall adverse effects decreased with Allocetra™ dose escalation, Grade I aGvHD was 50% in the same cohorts, and mild chronic GvHD was present in a number of patients. This finding might suggest that Allocetra™ treatment, as a physiological modality, reduces high grade GvHD rather than abolishing it, supporting a favorable GvL response. In this trial, Allocetra™ injections were not associated with prolongation of time to engraftment, chimerism delay (i.e., an increase in the time it takes for donor immune cells to become immunologically effective in the patient’s body), increased mortality rate or serious infections when compared with similar patients described in scientific literature. Patients who received effective doses of Allocetra™ experienced no Cytokine Release Syndrome symptoms and were discharged from the hospital after an average duration of 21 days of hospitalization compared to an expected duration of 41 days as per historical controls, the charts above summarize certain of these findings.

Continuation with Phase II and II/III Clinical Trials

The Company plans, subject to regulatory approvals, to initiate clinical trials with Allocetra™ for the prevention and treatment of complications post-HSCT in early 2020: (i) Phase II/III for prevention of complications post-HSCT from matched unrelated donors (MURs) pursuant to which the Company currently intends to enroll up to 60 patients; and (ii) Phase II for the treatment of steroid-refractory patients with GvHD post-HSCT pursuant to which the Company currently intends to enroll up to 40 patients.

The FDA granted the Company’s orphan drug designation request for the active moiety, or the part of the drug responsible for the physiological or pharmacological action of the drug substance, for the prevention of aGvHD. Orphan designation qualifies the sponsor of the drug or biologic for various development incentives, including tax credits for qualified clinical testing and 7-year marketing exclusivity post commercialization. In addition, Allocetra™ received from the European Medicinal Authority (the “EMA”) an (i) Advanced Therapy Medicinal Product (“ATMP”) certification for the prevention of aGvHD, and (ii) Orphan medicinal product designation for the indication: Prevention of GvHD. This designation may provide Allocetra™ with a 10-year market exclusivity incentive upon commercialization.

Sepsis

The Company is also developing Allocetra™ as an adjunctive immunomodulating cell therapy for avoiding organ failure caused by sepsis. The drug would be administered intravenously to the patient following the diagnosis of sepsis in addition to standard of care treatment.

Sepsis is a highly heterogeneous syndrome that is caused by an unbalanced immune host response to an infection. Sepsis was not clinically defined until the early 1990s when a group of key opinion leaders released the first consensus definition of sepsis. Sepsis has been defined as a systemic inflammatory response syndrome (“SIRS”) caused by an infection; and increasing severities have been designated as ’severe sepsis’ (referring to sepsis and organ dysfunction) and ’septic shock’ (referring to sepsis and refractory hypotension). In the most recent ’Sepsis-3’ consensus definition, sepsis is defined as a life-threatening organ dysfunction that is caused by a dysregulated host response to infection, and the term “severe sepsis” has been removed. Of note, although infection is the triggering event in this definition of sepsis, the aberrant immune response often remains after successful treatment of the infection. Sepsis imposes a substantial global burden in terms of morbidity and mortality. Nearly all patients with severe sepsis require treatment in an intensive care unit. Sepsis, which has been identified by the World Health Organization as a global health priority, has no proven pharmacologic treatment other than appropriate antibiotic agents, fluids, and vasopressors. Sepsis affects approximately 1.7 million adults in the United States each year and potentially contributes to more than 250,000 deaths. Various studies estimate that sepsis is present in 30% to 50% of hospitalizations that culminate in death (Rhee et al; 2019) Previous attempts to find a therapy for sepsis failed partially due to the parallel and complex course of biological activities that occur within a sepsis patient. For many years, a disproportionate inflammatory response to invasive infection was considered to be central to the pathogenesis of sepsis, but it is now clear that the host response is disturbed in a much more complex way, involving both sustained excessive inflammation and immune suppression, and a failure to return to normal homeostasis.

This outcome may lead to organ damage, multiple organ failure and mortality. If the immune system could be rebalanced, we believe that many of the outcomes, specifically organ damage and failure, could be prevented and significantly increase a patient’s chance of survival with reduced morbidity.

Preclinical Data, Sepsis

In its preclinical study, the Company utilized a murine cecal ligation puncture (“CLP”) sepsis model. The CLP model has been proposed to more closely replicate the nature and course of clinical sepsis, as compared to other models.

We evaluated the effect of Allocetra™ in mice, given 4 hours after the end of a CLP procedure, in combination with Ertapenem © a highly effective antibiotic commonly used for the treatment of severe or high-risk bacterial infections. Mice were monitored for clinical signs and determination of the murine sepsis score. The endpoint was defined as survival (either death or sacrifice when a total clinical score of 15 or maximum score in one of the categories was reached).

As shown in Figure 2A, antibiotic treatment showed a non-significant tendency to ameliorate mortality of the mice (Ertapenem + vehicle, n=15) compared to the control group (CLP only, n=16). Treating CLP mice with the combination of antibiotics and Allocetra™ significantly delayed and prevented mortality in 60% of the animals (Ertapenem + Allocetra™, n=20, p<0.001). In comparison to the control group, the Company’s study reflected an approximately 10-fold improvement in the survival rate (p<0.001 in a log-rank analysis). As shown in Figure 2B, Allocetra™ treated mice had significantly lower murine sepsis clinical scores indicating superior clinical condition. Finally, the Company correlated the clinical score to serum cytokines/chemokines in vivo measurements and as shown in Figure 2C. Allocetra™ downregulated pro-inflammatory cytokines/chemokines. In the preclinical study, Allocetra™ delayed and prevented mortality in animal models with sepsis by rebalancing the immune system.

Figure 2A

Figure 2B

Figure 2C

Initiation of Phase Ib and II clinical studies in Sepsis

The Company has initiated a “Prevention of sepsis related organ dysfunction with Allocetra™ (P-SOFA-1)” Phase Ib clinical trial in the first quarter of 2019 pursuant to which it plans to enroll 10 patients. Upon the successful completion of this study, the Company is planning to initiate a randomized, multi-center, vehicle-controlled, comparative, open-label, study evaluating safety and efficacy of Allocetra™ for the prevention of cytokine storms and organ dysfunction in patients with sepsis. This study is currently planned to be initiated in late 2019. The study design includes planned enrollment of 40-50 patients. The primary objective will be to evaluate the safety of Allocetra™ and its efficacy in reducing cytokine storms, organ damage and organ failure in patients with sepsis. Secondary objectives will be to assess preliminary clinical efficacy and to support the proposed mechanism of action and biological effect. Each patient will be followed for a period of 28 days.

Solid Tumors, Macrophage Programming and CAR-T Treatments

The Company is also developing Allocetra™ as a next-generation solid cancer immunotherapy. While first-generation immuno-oncology therapies, such as checkpoint inhibitors, are a significant therapeutic advancement, most patients do not achieve durable clinical benefit. Companies such as Novartis, Juno and Kite have made significant advances in treatment of recurring blood cancers via CAR-T therapies, immunological treatments that use the body’s own immune system to treat cancerous cells. CAR-T therapies have not proven highly successful against solid tumors.

Solid tumors are harder to treat primarily due to the complex and interconnected tumor microenvironment. The Company believes that Allocetra™ presents a significant opportunity to engage the body’s immune system, enabling anti-cancer therapies such as CAR-T, TCR and others to effectively treat solid tumors thus improving cure rates for patients with a variety of solid cancers.

The data from the Company’s preclinical studies show that the Allocetra™ cells, which have demonstrated a strong safety profile in a previous clinical trial, have not only caused a significant increase in duration of survival compared with stand-alone CAR-T treatment, but also have demonstrated an ability for complete remission for some preclinical subjects.

In the Company’s preclinical study, SCID-Bg mice were injected intra-peritoneally with 2 consecutive doses of 0.25x10 6 human HeLa-CD19-luciferase cells (HeLa cancer cells expressing CD19), on days 1 and 2 of the experiment. Mice also received 10x10 6 Allocetra™ or vehicle, on day 9; and 10x10 6 CD19-CAR-T (third generation) cells or mock T cells on day 10. Mice were weighed twice a week and monitored daily for clinical signs and peritoneal fluid accumulations. Pre-scheduled sacrifices were performed to characterize the cell and macrophage sub-population profile. The rest of the mice were kept for survival analysis. The survival endpoint was defined by a score based on severe peritoneal fluid accumulation manifested as an enlarged and tense abdomen, and reduced mobility or increased respiratory effort. These preclinical findings correlated to large accumulation of HeLa cells in the peritoneum. Survival analysis was performed according to the Kaplan-Meier Log rank statistical test. The Company is currently examining the potential for collaborating with companies developing leading potential immune therapies to evaluate the efficacy of immune therapy treatments in combination with Allocetra™ for the treatment of solid tumors.

Accelerated Regulatory Approval Processes for Life Saving Therapies

The Company anticipates that its therapeutic drugs and their respective indications could qualify under specific accelerated regulatory paths in both the EU and the United States. Specifically for the EU, an accelerated path allowing conditional marketing approval is available for certain therapeutic drugs following a Phase II study. There is no assurance that the Company will qualify for such accelerated regulatory paths.

If the Company’s products continue to indicate that they may increase long-term survival for patients in life-threatening indications, defined as “unmet medical needs,” such as sepsis and complications following bone marrow transplantation, the Company could be eligible to initiate marketing of these drugs in the EU if it receives conditional approval, following submission of a marketing application after completion of its Phase II study to the EMA.

In general, therapeutic products are eligible for conditional marketing approval if they meet at least one of the following categories:

a.       Aimed at treating, preventing or diagnosing seriously debilitating or life-threatening diseases (complications post HSCT & sepsis fall within this category);

b.       Intended for use in emergency situations; or

c.       Designated as orphan medicines. (The Company has already obtained an orphan designation for Allocetra™ for prevention of GvHD post HSCT).

For a product to be granted a conditional marketing authorization following submission of a marketing application, it must fulfil all the following criteria:

a.       The risk–benefit balance of the medicinal product is positive;

b.       It is likely that the applicant will be able to provide the comprehensive clinical data in future studies post initiation of commercialization;

c.       Unmet medical needs will be fulfilled; and

d.       The benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required.

Clinical Trial and Commercial Manufacturing of Allocetra™

To prepare for the planned initiation of its clinical trials, the Company has constructed a good manufacturing process (“GMP”) manufacturing facility in Israel to support the production of the Allocetra™ drug product for any clinical trial that will be conducted in the EU or Israel.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology, intense competition and a highly uncertain, costly and lengthy research and development process. Adequate protection of intellectual property, successful product development, adequate funding and retention of skilled, experienced and professional personnel are among the many factors critical to success in these industries.

We believe that our product candidates offer key potential advantages over other drugs and therapies currently in use or in development that could enable our product candidates, if approved for the intended indications, to capture meaningful market share. In particular, we believe that, based on our studies to date, Allocetra™’s ability to induce immunotolerance and reduce inflammation without observable, significant adverse side effects and without general immunosuppression make Allocetra™ a potentially valuable therapy for the treatment of autoimmune and inflammatory disorders.

See “Risk Factors — Risks Related to Our Business, Industry and Regulatory Requirements — We might be unable to develop any of our product candidates to achieve commercial success in a timely and cost-effective manner, or ever” and “Risk Factors — Risks Related to Our Business, Industry and Regulatory Requirements — Our market is subject to intense competition. If we are unable to compete effectively, Allocetra™ or any other product candidate that we are developing or may develop may be rendered uncompetitive or obsolete”.

License Agreements

Tolaren Ltd.

In April 2008, Tolaren Ltd., which we refer to as Tolaren, granted to us an exclusive, irrevocable, worldwide, royalty free and sublicensable license to research, develop, commercialize, manufacture, market, sell, distribute and otherwise use and exploit a certain patent, patent rights and pending patent applications relating to the method for using apoptotic cells as a treatment for various autoimmune and inflammatory disorders and the production processes with respect to the same. The license further stipulates that all intellectual property rights, including, any inventions, developments, discoveries, results, products data, information and know-how developed by the Company based on the licensed intellectual property rights, belong solely and exclusively to the Company and, to the extent such intellectual property rights are registrable, they may be registered in the name of the Company. We have used and continue to use such licensed technology to develop and produce Allocetra™. Pursuant to the license, we have agreed to manage, maintain and defend the licensed patents, including managing the registration of such patents in different countries. The license expires upon the expiration of the licensed patent; however, upon such expiration, we will have a fully paid-up, nonexclusive, unlimited, worldwide, sublicensable license to the technology developed on the basis of the patent and related patent rights and all inventions, know-how and other intellectual property owned or licensed by us and covered by the agreement or related thereto. The license is terminable by the Company upon 30-days prior written notice or by Tolaren if the Company ceases operations for a period of more than 360 days. Otherwise, the license for each of the patents endures until the expiration of such patent, and the license for any other licensed technology survives indefinitely.

Approximately 97% of the issued and outstanding share capital of Toleran is held by Hadasit Bio-Holdings Ltd., which currently holds approximately 18% of our issued and outstanding share capital.

Hadasit Medical Research Services and Development Ltd. and Yissum Research and Development Company Ltd.

In March 2006, the institutes jointly granted us an exclusive, worldwide, royalty free and sublicensable license to research, develop, commercialize, manufacture, market, sell, distribute and otherwise use and exploit a certain patent and patent rights relating to the therapeutic use of dead or dying cells, including apoptotic or necrotic cells, as well as any associated materials, methods or technology, as well as a method of using the heparin-binding domain of TSP thrombospondin-1, or TSP-1, which we may develop in the future as a molecular-based therapy for the treatment of inflammatory bowel disease. The license further stipulates that all intellectual property rights, including, any inventions, developments, discoveries, results, products data, information and know-how developed by the Company based on the licensed intellectual rights, belong solely and exclusively to the Company and, to the extent such intellectual property rights are registrable, they may be registered in the name of the Company. Pursuant to the license, we agreed to manage, maintain and defend the licensed patents, including managing the registration of such patents in different countries. The license expires upon the expiration of the licensed patent; however, upon such expiration, we will have a fully paid-up, nonexclusive, unlimited, worldwide, sublicensable license to the technology developed on the basis of the patent and related patent rights and all inventions, know-how and other intellectual property owned or licensed by us and covered by the agreement or related thereto. In addition to certain standard termination provisions relating to the financial condition of each party, we may terminate the license upon 30-days’ prior written notice, and the Institutes may terminate the license if we cease our operations for more than 120 days or if the Institutes determine, in their reasonable discretion, that we have ceased making reasonable efforts to commercialize the licensed technology.

Hadasit Medical Research Services and Development Ltd. is the technology transfer office of Hadassah Hospital in Jerusalem, where Prof. Dror Mevorach, one of our directors, is currently the Director of the Rheumatology Research Centre.

Intellectual Property and Patents and Proprietary Rights

The proprietary nature of, and protection for, our product candidates and our discovery programs, processes and know-how are important to our business. We own and in-license issued patents and pending patent applications in various jurisdictions worldwide, including three issued patents and several pending patent application in the United States, one issued patent in Israel, two issued patents and several pending patent application in the EU and several international patent application filed with the World Intellectual Property Organization under the PCT. We have sought patent protection for certain methods of producing and using autologous and allogeneic Allocetra. We also intend to seek patent protection for our discovery programs, and any other inventions to which we have rights, where available and when appropriate.

Our policy is to pursue, maintain and defend patent rights, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets that may be important to the development of our business.

Our commercial success will substantially depend on obtaining and maintaining patent protection and trade secret protection for our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We believe that our patents provide broad and comprehensive coverage for the use of Allocetra™ for the treatment of certain autoimmune and inflammatory disorders. However, the patent positions of biotechnology companies, such as ourselves, are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position, if any, for the technology will depend on our success in obtaining effective claims and enforcing those claims once granted.

There is no certainty that any of our pending patent applications will result in the issuance of any patents. Our issued patents and those that may be issued in the future, could be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued or future patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of such patent.

The Company has filed several patent applications covering products under development. The first patent, titled “Disease Therapy Using Dying Or Dead Cells” was granted by the U.S. patent office (patent number 9,567,568), the EU (patent number 187, 9601), and Israel (patent number 187,122) with a term expiring in 2025-2026 in the United States and Israel, EU (DE, FR, IE, GB), respectively. The second patent, titled “Therapeutic Apoptotic Cell Preparations, Method for Producing Same and Uses Thereof” was granted by the U.S. patent office (patent number 10,077,426 B2) on September 18, 2018 with a term expiring in 2033 and is currently under prosecution in Australia, Canada, China, Europe, Israel and Japan. Various additional patent applications have been filed and are under prosecution.

Trade Secrets

In addition to owned and licensed patents, we rely on trade secrets and know-how to develop and maintain our competitive position. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary processes, in part, by confidentiality and intellectual property ownership and assignment agreements or provisions with certain of our employees, consultants, scientific advisors, contractors and commercial partners involved in research and development activities or who may otherwise have access to our confidential or proprietary information. These agreements are designed to protect our proprietary information. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, such agreements or security measures may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors or others, which would significantly affect our competitive advantage and have a material adverse effect on our business, results of operation and financial condition. See also, “Risk Factors—Risks Related to Our Intellectual Property—Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees”.

Raw Materials, Suppliers and Manufacturing

In order to produce blood cell-derived therapeutics, such as Allocetra™, blood samples are collected from patients and healthy donors through apheresis, or the process of the removal of blood from a patient or donor, and then either shipped to a manufacturing site for freezing or processed and cryopreserved at the collection or medical center by trained personnel pursuant to cGMP and cGLP requirements, FDA guidelines and our CMC protocols. The samples then undergo quality control testing and are thawed and manipulated ex vivo by inducing apoptosis to retrieve and harvest stable early apoptotic cells. The agents used in the ex vivo manipulation for Allocetra are then washed and removed before the apoptotic cells are combined with a saline solution for delivery and injection in patients. We use standard collection equipment and procedures to collect blood for Allocetra™ production and anticipate entering into long-term agreements with various collection and medical centers to properly train their personnel pursuant to cGMP and cGLP requirements, FDA guidelines and our CMC protocols and thereafter collect blood at their facilities upon receipt of patient or donor consent. Other than the blood collections, we believe that the raw materials required to manufacture our product candidates are readily available commodities commonly used in the pharmaceutical and biotechnology industries and are generally widely available from numerous suppliers at market prices. However, biologically sourced raw materials are subject to unique contamination risks and their use may be restricted in certain countries. Currently, because our lead product candidate, Allocetra™, is patient-specific, we do not rely on a single or unique supplier for the current production of our product candidates. See also “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations”, “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our ability to produce safe and effective products depends on the safety of our blood supply against transmittable diseases.”

We have recently completed construction of a new facility in Israel for the manufacture of Allocetra™ for the planned clinical trials that will be conducted in the EU or Israel. We do not have experience in manufacturing products on a commercial scale or using automated processes and we have limited personnel. We do not have any current contractual relationships for the manufacture of commercial supplies of Allocetra™ or any other product candidate. If any of our product candidates or future product candidates are approved by any regulatory authority, we intend to enter into agreements with one or more third-party contract manufacturers for the commercial production of those products. Development and production of commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval, as well as with our CMC. When selecting a CMO and other third-party service providers and suppliers to produce Allocetra™, we and certain hired quality assurance consultants verify that such CMOs and third party service providers and suppliers are compliant with both cGMP and cGLP requirements.

There can be no assurance that our product candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We and our future contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products. We and our future contract manufacturers must ensure that all of the processes, methods and equipment are compliant with our CMC, cGMP and cGLP for drugs and biologics on an ongoing basis, as mandated by the FDA and other applicable regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

Contract Research Organizations

We intend to outsource certain future clinical trial activities, including the administration of treatments, to CROs. Such clinical CROs must comply with guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, which attempt to harmonize the FDA and the EMA regulations and guidelines. We intend to create and implement the development plans and manage the CROs according to the specific requirements of the product candidate under development. To the extent clinical research is conducted by the CROs (or us in the future), compliance with certain federal regulations, including but not limited to 21 C.F.R. parts 50, 54, 56, 58 and 312, which pertain to, among other things, informed consent, financial conflicts of interest by investigators, IRBs good laboratory practices and submitting IND applications, may be required.

Marketing, Sales and Commercialization

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities. If we receive regulatory approval for any of our product candidates, we intend, as appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with biotechnology companies and other strategic partners, which are equipped to market and sell our products, if any, through their sales, marketing and distribution organizations. In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop. Over the longer term, we may consider building an internal marketing, sales and commercial infrastructure.

Environmental Matters

We, our agents and our service providers, including our manufacturers, are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities, including, to our knowledge, those of our agents and service providers, are currently operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. However, significant expenditures could be required in the future if we, our agents or our service providers are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

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

U.S. Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), and related regulations, and the Public Health Service Act (the “PHSA”) and its implementing regulations. In addition, drug innovation, prescribing and reimbursement are influenced by Titles XVIII and XIX of the Social Security Act (commonly referred to as Medicare and Medicaid) and the Patient Protection and Affordable Care Act, 42 U.S.C. § 18001, as amended, and their implementing regulations. FDA approval is required before any new drug candidate or dosage form, including a new use of a previously approved drug, can be marketed in the United States. We intend to submit an NDA in the United States. Failure to comply with the applicable United States regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an IRB of a clinical hold on trials, the FDA’s refusal to approve pending applications or supplements, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, other corrective action, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

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

Marketing Approval

The process required by the FDA before a product candidate may be marketed in the United States generally involves the following:

●	completion of extensive nonclinical laboratory tests and nonclinical animal studies, all performed in accordance with cGMP and current Good Laboratory Practices, or cGLP, guidance and regulations;

●	submission to the FDA of an investigational new drug (“IND”), application which must become effective before human clinical trials may begin and must be updated annually;

●	approval by an IRB or ethics committee representing each clinical site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

●	preparation of and submission to the FDA an NDA after completion of all clinical trials;

●	potential review of the product application by an FDA Advisory Committee, where appropriate and if applicable;

●	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

●	satisfactory completion of FDA pre-approval inspection of the manufacturing facilities where the proposed product is produced to assess compliance with cGMP; and

●	FDA review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

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

We will need to successfully complete clinical trials in order to be in a position to submit an NDA to the FDA. Our planned future clinical trials for our candidate products may not begin or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including:

●	not obtaining regulatory approval to commence a trial;

●	not reaching agreement with third-party clinical trial sites and their subsequent performance in conducting accurate and reliable studies on a timely basis;

●	not obtaining IRB approval to conduct a trial at a prospective site;

●	recruiting an insufficient number of patients to participate in a trial;

●	inadequate supply of the drug; and

●	clinical adverse finding(s) during the trial itself.

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

For purposes of NDA approval, human clinical trials are typically conducted in phases that may overlap.

●	Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients;

●	Phase 2. This phase involves trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage;

●	Phase 3. This phase involves trials undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population, often at geographically dispersed clinical trial sites. These trials are intended to establish the overall benefit/risk profile of the product and provide an adequate basis for product labeling; and

●	Phase 4. In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase 4 clinical trials.

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

The NDA Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs is subject to an application user fee. For the FDA’s fiscal year 2018, the application user fee with clinical data was $2,421,495  and for 2019 the fee is $2,588,478 and the sponsor of an approved NDA is also subject to annual product and program user fees. For the FDA’s fiscal year 2018, these program fees were set at $304,162 per product and in 2019 they are $309,915 per product. These fees are typically increased annually. Applications for orphan drug products are exempted from the NDA user fees and may be exempted from product and establishment user fees, unless the application includes an indication for other than a rare disease or condition.

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

The FDA also has authority to require a Risk Evaluation and Mitigation Strategy (“REMS”), from sponsors to ensure that the benefits of a drug or biological product outweigh its risks. A sponsor may also propose a REMS as part of the NDA submission. The need for a REMS is determined as part of the review of the NDA. Based on statutory standards, elements of a REMS may include “Dear Doctor” letters, a Medication Guide, more elaborate targeted educational programs and in some cases restrictions on distribution. These elements are negotiated as part of the NDA approval, and in some cases if consensus is not obtained until after the Prescription Drug User Fee Act review cycle, the approval date may be delayed. Once adopted, REMS are subject to periodic assessment and modification.

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

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of a requirement to conduct post-market trials or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, but not limited to the following:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or holds on post-approval clinical trials;

●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

●	injunctions or the imposition of civil or criminal penalties; or

●	product seizure or detention, or refusal to permit the import or export of products.

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

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a clinical trial application “CTA”), must be submitted for each clinical protocol to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is accepted in accordance with a country’s requirements, the clinical trial may proceed.

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

●	Centralized procedure. The European Commission implemented the centralized procedure for the approval of human medicines to facilitate marketing authorizations that are valid throughout the EEA which is comprised of the 28 member states of the European Union plus Norway, Iceland, and Lichtenstein. This procedure results in a single marketing authorization issued by the European Commission that is valid across the EEA. The centralized procedure is compulsory for human medicines that are: derived from biotechnology processes, such as genetic engineering, contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions, and officially designated orphan medicines.

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

In the U.S., judicial challenges as well as legislative initiatives to modify, limit, or repeal the ACA have been initiated and continue, including a recent Executive Order signed by the U.S. President directing executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of provisions of the ACA that would impose a fiscal or regulatory burden on individuals and certain entities to the maximum extent permitted by law. The extent to which any repeal or replacement of elements of the ACA, or other legislation, would affect our ability to obtain regulatory approval for the sale of Allocetra™, or the prices and net revenues from its sale is unknown at the time of this filing and represent an additional uncertainty.

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

In Canada, the federal government, provinces and territories provide coverage to about one third of residents through publicly financed programs. Both the federal and provincial governments play a role in regulating drug prices and reimbursement. The prices of patented drugs are regulated at the federal level by the Patented Medicine Prices Review Board, which ensures that prices are not excessive. Also, drugs must be approved at the provincial level in order to be covered under provincial health insurance systems. Once Health Canada has approved a drug for use, the country’s public drug plans must decide if the drug will be eligible for public reimbursement. The Canadian Agency for Drugs and Technologies in Health (“CADTH”), an independent non-profit agency has a mandate to provide advice and evidence-based information about the effectiveness of drugs and other health technologies to Canadian health care decision makers. CADTH implements a Common Drug Review (“CDR”) process to provide formulary recommendations for all provinces except Quebec. Through the CDR process, CADTH conducts evaluations of the clinical, economic, and patient evidence on drugs, and uses this evaluation to provide reimbursement recommendations and advice to Canada’s federal, provincial, and territorial public drug plans, with the exception of Quebec. About two-thirds of Canada’s residents are covered for prescription drugs by private insurance. Private plans establish their own lists of covered drugs.

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

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval for our current or any future product candidates, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce or reward, or in return for, the referral of an individual, or the purchase, order or recommendation of any good, item or service reimbursable under a federal healthcare program, such as Medicare and Medicaid;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from the federal government, including Medicare, Medicaid, or other third-party payers, that are false or fraudulent;

●	HIPAA, which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, and for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

●	the federal transparency laws, including the physician sunshine provisions of the Affordable Care Act, that requires certain drug manufacturers to disclose certain payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and their family members;

●	HIPAA, as amended by HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy and security of individually identifiable health information;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	the FCPA, which prohibits companies from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business.

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

4.C.       Organizational structure

Our sole wholly-owned subsidiaries are Enlivex Therapeutics R&D Ltd., a company formed under the laws of the State of Israel, and Bio Blast Pharma, Inc., a Delaware corporation.

4.D.       Property, plants and equipment

The Company’s corporate headquarters are located at 14 Einstein Street, Nes Ziona, Israel 7403618, where it leases and occupies approximately 420 square meters of space. The facility includes office space and current good manufacturing practice (“cGMP”) clean rooms, which are designed to enable the manufacturing of clinical batches to support the planned clinical trials in Israel and EU and commercial products for these regions. The lease for this space expires on August 31, 2023 at which time the Company may extend the lease for an additional 60 months’ period. In addition, the Company leases and occupies approximately 283 square meters of office and research labs space at the BioPark Building, Hadassah Ein-Kerem Campus, Jerusalem, Israel. The lease for BioPark space expires on February 1, 2020 at which time the Company may extend the lease for an additional 48 months. The Company also leases 12 square meters of laboratory space from Hadassah Medical Center in Jerusalem, Israel to conduct its research and development activities. The Company also has access to and utilizes, on an as-needed basis, additional research and development facilities and services located at the Hadassah Medical Center, including, without limitation, testing equipment, cell collection equipment and services and blood bank services. The Company believes that its facilities are suitable and adequate for its current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions, which involve the hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no FDA-approved treatments, as well as treating solid tumors via modulating immune-checkpoint rebalancing. Our innovative immunotherapy candidate, Allocetra™, is a novel immunotherapy candidate based on a unique mechanism of action that targets clinical indications that are defined as “unmet medical needs” such as preventing or treating complications associated with BMT and/or HSCT, sepsis and acute multiple organ failure. We also intend to develop our cell-based therapy to be combined with effective treatments of solid tumors via immune checkpoint rebalancing to increase the efficacy of various anti-cancer therapies, including CAR-T and TCR.

The Merger

For a description of the Merger, please see the “Introduction” appearing before Part I, Item 1 of this Annual Report on Form 20-F. The reverse merger was accounted for as an issuance of shares by the Company for the net assets of Bioblast Pharma Ltd., accompanied by a recapitalization. Accordingly, Enlivex R&D is reflected as the predecessor and acquirer and therefore the accompanying financial statements reflect the historical financial statements of Enlivex R&D for all periods presented and do not include the historical financial statements of pre-merger Bioblast. All historical information presented herein has been retroactively restated to reflect the effect of the merger shares exchange ratio, reverse stock split and change to the authorized number of Ordinary Shares in accordance with Accounting Standards Codification Topic 260, “Earnings Per Share”.

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the Israel Innovation Authority, the sale of equity and equity linked securities in private equity offerings to our affiliates, shareholders and third-party investors. As of December 31, 2018, we had $9.7 million in cash and cash equivalents and short-term bank deposits and had an accumulated deficit of approximately $16.2 million. Although we provide no assurance, we believe that such existing funds and the proceeds of the private placement will be sufficient to continue our business and operations as currently conducted through the second quarter of 2020. We expect that we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Revenue

We have not generated any revenue since our inception. To date, we have funded our operations primarily through grants from the Israel Innovation Authority, the sale of equity and equity linked securities in private equity offerings to our affiliates, shareholders and third-party investors. Our ability to generate revenue and become profitable depends upon the clinical success of our product candidates, regulatory approvals and our ability to successfully commercialize products.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of research and development activities at our laboratory in Israel, including drug and laboratory supplies and costs for facilities and equipment, outsourced development expenses, including the costs of regulatory consultants and certain other service providers, salaries and related personnel expenses (including stock based compensation) and fees paid to external service providers, patent-related legal fees and the costs of preclinical studies and clinical trials. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expenses in the near future as we continue to develop our product candidates. Increases or decreases in research and development expenditures are attributable to the number and duration of our preclinical and clinical studies.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates in our pipeline for potential commercialization. Furthermore, although we expect to obtain additional grants from the Israel Innovation Authority, we cannot be certain that we will do so. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy and to conduct additional clinical trials for our product candidates.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidates, as well as ongoing assessments of each candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidates in certain indications in order to focus our resources on more promising indications for any such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future as we continue the advancement of our clinical product development for our current indications and as we potentially pursue additional indications. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation (including stock-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services, travel costs and insurance premiums.

We expect our general and administrative expenses, such as accounting and legal fees, to increase having completed the Merger, and we expect increases in the number of our executive, accounting and administrative personnel due to our anticipated growth.

Financial Expenses

Our financial expenses consist of bank fees, exchange rate differences and expenses associated with financial derivative liabilities.

Financial Income

Our financial income consists of interest income on deposits, exchange rate differences and income on changes in the fair value of financial derivative liabilities.

Other Comprehensive income (Loss)

Our functional currency is the NIS, while our presentation currency is the U.S. dollar. Gains or losses resulting from the translation from our functional currency to our presentation currency are recognized in other comprehensive income (loss).

Critical Accounting Policies and Estimate

The preparation of financial statements in accordance with United States generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect in our financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this Annual Report on Form 20-F, we believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our financial statements.

Jumpstart Our Business Startups Act of 2012

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as the exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We will continue to be an "emerging growth company" until December 31, 2019.

The JOBS Act also permits us, as an emerging growth company, to take advantage of an extended transition period to comply with certain new or revised accounting standards if such standards apply to private. However, we are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by issuers. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Share-Based Compensation and Fair Value of Ordinary Shares

ASC 718 - “Compensation-stock Compensation”- (“ASC 718”) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an Option Pricing Model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods.

We estimate the fair value of our share-based awards to employees and non-employees using Black-Scholes, which requires the input of assumptions, some of which are highly subjective, including:

●	expected volatility of our ordinary shares;

●	expected term of the award;

●	risk-free interest rate;

●	expected dividends; and

●	estimated fair value of our ordinary shares on the measurement date.

There was no active external or internal market for our ordinary shares during the periods presented in our audited financial statements contained elsewhere in this Annual Report on Form 20-F. Thus, it was not possible to estimate the expected volatility of our share price in estimating fair value of options granted. Accordingly, as a substitute for such volatility, we used the historical volatility of comparable companies in the industry. The expected term of options granted represents the period of time that options granted are expected to be outstanding, we use management's estimates for the expected term of options due to insufficient readily available historical exercise data.

Compensation expense for options granted to non-employees is determined in accordance with the standard as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for awards granted to non-employees is re-measured each period. Determining the appropriate fair value of the stock-based compensation requires the input of subjective assumptions, including the expected life of the stock-based payment, stock price volatility and value of the shares upon measurement date.

Valuation of Warrant Liability

Our outstanding warrants issued in September and October 2017 are classified as derivative liabilities as it permits net settlement. The warrants are valued at each financial reporting period using option pricing models which incorporate the Company’s stock price, volatility, U.S. risk-free rate, dividend rate, and estimated life, with changes in fair value being recognized as profit of loss.

Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The table below provides our results of operations for the years ended December 31, 2018 and December 31, 2017:

	Year Ended December 31
	2017	2018
	(In thousands, except per share data)
Research and development expenses	$1,691	$4,255
General and administrative expenses	480	1,044
Operating loss	(2,171)	(5,299)
Financial income (expenses), net	(333)	1,057
Operating income (loss) post-finance expense & other income, net	(2,504)	(4,242)
Taxes on income	-	-
Net income (loss)	(2,504)	(4,242)
Other comprehensive income (loss)	336	(748)
Total comprehensive income (loss)	$(2,168)	$(4,990)
Basic income (loss) per share	$(0.94)	$(1.4)
Diluted income (loss) per share	$(0.94)	$(1.4)

Research and Development Expenses

For the years ended December 31, 2018 and 2017, we incurred research and development expenses in the aggregate of $4,255,000 and $1,691,000, respectively. The increase of $2,564,000, or 152%, in research and development expenses for 2018 as compared to 2017 was primarily due to a $724,000 increase in salaries, a $739,000 increase in stock-based compensation to employees and to consultants, and a $744,000 increase in preclinical studies and consumption of materials.

General and Administrative Expenses

For the years ended December 31, 2018 and 2017, we incurred general and administrative expenses in the aggregate of $1,044,000 and $480,000, respectively. The increase of $564,000, or 118%, in general and administrative expenses for 2018 as compared to 2017 was primarily due to a $160,000 increase in salaries, $138,000 increase in professional fees and a $149,000 increase in stock-based compensation to employees and directors.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses as well as our failure to generate revenues since our inception, for year ended December 31, 2018, our operating loss was $5,299,000, representing an increase of $3,128,000, or 144%, as compared to our operating loss for the year ended December 31, 2017. This increase primarily resulted from an increase in research and development salaries and stock-based compensation, the costs of preclinical studies and material consumption and an increase in accounting and legal expenses.

Financial Income (Expenses), Net

Financial expenses, net and income, net consist of the following:

●	interest earned on our cash and cash equivalents; and

●	expenses or income resulting from fluctuations of the New Israeli Shekel and Euro, in which a portion of our assets and liabilities are denominated, against the United States Dollar.

For the years ended December 31, 2018 and 2017, we recorded net financial (expenses) income of $1,057,000 and $(333,000), respectively. The increase in financial income for the year ended December 31, 2018 as compared to the year ended December 31, 2017 was primarily due to currency fluctuations on cash and cash equivalents and deposits denominated in currencies other than the New Israeli Shekels, changes in the fair value of our warrants and from interest earned on our cash and cash equivalents.

Net Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenues since our inception, for the year ended December 31, 2018, our net loss was $4,242,000, representing an increase of $1,738,000 as compared to our net loss for the comparable prior year period. The increase was primarily a result of increase in research and development activities.

Other Comprehensive Income (Loss)

As a result of an increase of 8% in the U.S. dollar against the NIS in twelve months ended December 31, 2018, as compared to a decrease of 10% in the comparable prior year period, we recorded losses of $748,000 from exchange rate differences arising from translating financial statements from functional to presentation currency, as compared to income of $336,000 for the comparable prior year period.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The table below provides our results of operations for the year ended December 31, 2017 as compared to the year ended December 31, 2016.

	Year ended December 31,
	2016	2017
	(In thousands, except per share data)
Research and development expenses	$2,029	$1,691
General and administrative expenses	793	480
Operating loss	(2,822)	(2,171)
Financial income (expenses), net	(56)	(333)
Operating income (loss) post-finance expense & other income, net	(2,878)	(2,504)
Taxes on income	-	-
Net income (loss)	(2,878)	(2,504)
Other comprehensive income (loss)	26	336
Total comprehensive income (loss)	$(2,852)	$(2,168)
Basic loss per share	$(1.03)	$(0.94)
Diluted loss per share	$(1.03)	$(0.94)

Research and Development Expenses

For the years ended December 31, 2017 and 2016, we incurred research and development expenses in the aggregate of $1,691,000 and $2,029,000, respectively. The decrease of $338,000, or 17%, in research and development expenses in 2017 as compared to 2016 was primarily attributable to a $139,000 decrease in salaries and a $197,000 decrease in consumption of materials.

General and Administrative Expenses

For the years ended December 31, 2017 and 2016, we incurred general and administrative expenses in the aggregate of $480,000 and $793,000, respectively. The decrease of $313,000, or 39%, in general and administrative expenses for 2017 as compared to 2016 was primarily attributable due to a $141,000 decrease in professional services expenses and an $92,000 decrease in stock-based compensation to employees and directors.

Operating Loss

Our operating loss for the year ended December 31, 2017 was $2,171,000 representing a decrease of $651,000 as compared to our operating loss for the comparable prior year period, primarily due to a reduction in research and development expenses for the year ended December 31, 2017 as compared to the year ended December 31, 2016.

Financial Expenses, Net

For the years ended December 31, 2017 and 2016, we recorded net financial (expenses) income of $(333,000) and $(56,000), respectively. The increase in financial expense for the year ended December 31, 2017 as compared to the year ended December 31, 2016 was primarily due to currency fluctuations on cash and cash equivalents and deposits denominated in currencies other than the New Israeli Shekels and from interest earned on our cash and cash equivalents.

Net Income (Loss)

Our net loss was $2,504,000 for the year ended December 31, 2017, representing a decrease of $374,000 as compared to our net loss for the comparable prior year period.

Other Comprehensive Income (Loss)

As a result of a decrease of 10% in the value of the U.S. dollar against the NIS during the year ended December 31, 2017, as compared to a decrease of 1.5% in the prior year, we recorded gains of $336,000 from exchange rate differences arising from the translation of financial statements from functional to presentation currency, as compared to $93,000 for the comparable prior year period. We recorded $67,000 of interest on convertible loans classified as equity for the year ended December 31, 2016. The loans were converted into equity on February 1, 2016.

Cash Flows

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

For the years ended December 31, 2018 and 2017 net cash used in operations was $3,161,000 and $2,304,000, respectively. The increase in net cash used in operations for 2018 as compared to the comparable prior year period was primarily due to an increase in research and development expenses as a result of increases in salaries, preclinical study expenses, consultants’ fees, as well as preparation for commencement of clinical trials in 2019.

For the years ended December 31, 2018 and 2017, net cash used in investing activities was $533,000 and $130,000, respectively. The increase in net cash used in investing activities for 2018 as compared to 2017 resulted primarily from purchase of property and equipment for the new GMP manufacturing facility.

For the years ended December 31, 2018 and 2017, net cash provided by financing activities was $5,194,000 and $8,055,000 respectively. This decrease in cash provided by financing activities for 2018 as compared to 2017 resulted primarily from a capital raising transaction of Series C Preferred Shares in the net amount of $5,194,000 in 2018 as compared to a capital raising transaction of Series B Preferred Shares in the net amount of $8,055,000 in 2017. There are no preferred shares outstanding as of the date of this Annual Report on Form 20-F.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

For the years ended December 31, 2017 and 2016, net cash used in operations was $2,304,000 and $2,190,000 respectively. The increase in cash used in operating activities for 2017 as compared to 2016 resulted primarily from a decrease in government participation in R&D activities by the Israel Innovation Authority.

For the year ended December 31, 2017, net cash used in investing activities was $130,000, as compared to net cash provided by investing activities of $4,824,000 for the year ended December 31, 2016. The decrease in cash provided by investing activities for 2017 as compared to 2016 resulted primarily from the release of a short-term bank deposit investment of $5,011,000 in 2016.

For the years ended December 31, 2017 and 2016, net cash provided by financing activities was $8,055,000 and $27,000, respectively. This increase in cash provided by financing activities for 2017 as compared to 2016 resulted primarily from a capital raising transaction of Series B Preferred Shares in the amount of $8,055,000 in 2017 as compared to no capital raising transactions in 2016.

Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of December 31, 2018, we had an accumulated deficit of approximately $16.2 million and working capital (current assets less current liabilities) of approximately $9.1 million. We expect to incur losses from operations for the foreseeable future, and we expect to incur increasing research and development expenses, including expenses related to the hiring of personnel, conducting preclinical studies and clinical trials and outsourcing of certain development activities. We expect that general and administrative expenses will also increase as we expand our finance and administrative staff and add infrastructure.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through the second quarter of 2020. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. We currently anticipate that we will utilize approximately $2.2 million for clinical trial activities over the course of the next 12 months. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

We currently do not have any commitments for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants from the Israel Innovation Authority, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2018.

	Total	Less than 1 year	1 – 3 years		3 - 5 years	More than 5 Years
	(in thousands)
Long-Term Debt Obligations	$-	$-	$			$-
Capital (Finance) Lease Obligations	-	-		-	-	-
Operating Lease Obligations	$459	$157		$259	$43	-
Purchase Obligations	-	-		-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under FASB	198	-		$192	-	$6
Total	$657	$157		$451	$43	$6

We did not have any material commitments or plans for capital expenditures or dispositions, including any anticipated material acquisition or disposition of plant and equipment, as of either December 31, 2018 or 2017.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments. Our market risk exposure is primarily a result of foreign currency exchange rates. As of December 31, 2018, and December 31, 2017, $9,374,000 and $8,460,000, respectively, of our net assets (i.e., total assets net of total liabilities) were denominated and presented in U.S. dollars while our functional currency is the NIS. Changes of 5% in the U.S. dollar against the NIS exchange rate will increase/decrease our expenses by $469,000 and $423,000 respectively.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar, and vice versa, because most of our expenses are denominated in NIS and the U.S. dollar. Our NIS and U.S. dollar expenses consist principally of payments made to employees, sub-contractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in the NIS and U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and executive officers

The following table lists the names and positions of the current executive officers and directors of the Company. The business address for each of our directors, senior management and executive officers is c/o Enlivex Therapeutics Ltd., 14 Einstein Street, Nes Ziona, Israel 7403618.

Name	Age	Position
Shai Novik, MBA	53	Chairman of the Board
Shmuel Hess, Ph.D.	46	Chief Executive Officer
Prof. Dror Mevorach, M.D.	63	Chief Scientific & Medical Officer
Shachar Shlosberger, CPA	42	Chief Financial Officer
Abraham Havron, Ph.D.	71	Director
Gili Hart, Ph.D.	44	Director
Baruch Halpert	52	Director
Michel Habib	52	Director
Sangwoo Lee	47	Director
Hyun Gyu Lee, M.D, Ph.D	42	Director
Bernhard Kirschbaum, Ph.D	60	Director

Backgrounds of Current Executive Officers and Directors

Shai Novik is the Company’s Executive Chairman of the Board and has been such since 2014. Mr. Novik founded PROLOR Biotech, Inc. in 2005, and served as its President until 2014. PROLOR Biotech was listed on the NYSE MKT (N/K/A NYSE American) in 2010 and was sold in 2013, the second largest biotech exit ($560 million) in the history of Israeli biotech. Mr. Novik has also served as the Chairman of Innovsion Labs Inc., a neuroscience technology company, since 2007, and as Vice Chairman of CRYPTALGO Holdings AG, a global cryptocurrency and security tokens secondary trading and liquidity platform. Mr. Novik previously served as Chief Operating Officer and Head of Strategic Planning of THCG, Inc., a technology and life sciences investment company. THCG was a portfolio company of Greenwich Street Partners, one of the largest U.S. private equity funds. THCG’s portfolio included several life sciences and medical devices companies. Mr. Novik received his M.B.A., with distinction, from Cornell University.

Shmulik Hess, Ph.D., has been the Company’s Chief Executive Officer since November 1, 2018. Dr. Hess received his Ph.D. in Pharmaceutical Science from the Hebrew University, Israel and was a research fellow at Harvard-MIT Health Sciences and Technology (HST). Prior to joining the Company, Dr. Hess served as the Chief Executive Officer of Valin Technologies Ltd. from its inception in 2009 until October 2018 and oversaw the execution of Valin’s activities and its achievements, including the development, technology transfer, and establishment of cGMP manufacturing facilities for several biosimilars, the first of which has received marketing approval in China; and the in-licensing and acquisition of three early stage innovative drugs. Formerly, Dr. Hess served in global operations at SciGen Ltd. Dr. Hess is the inventor of multiple patents and author of numerous publications in peer reviewed scientific journals.

Prof. Dror Mevorach, M.D., the Company’s founder, has been the Company’s Chief Scientific & Medical Officer since 2009. Prof. Mevorach is a leading scientist on the removal of apoptotic cells and the Co-Chair of the 2015 Apoptotic Cell Recognition and Clearance Gordon Research Conference at the University of New England in Maine. Prof. Mevorach is currently the Director of the Rheumatology Research Centre of Hadassah Hospital and a Senior Lecturer in Medicine at the Hebrew University of Jerusalem, Hadassah School of Medicine. Since 2009, Prof. Mevorach has managed the internal medicine department at Hadassah Hospital in Jerusalem. Prof. Mevorach published more than 112 scientific papers, and lectures frequently at international conferences. Prof. Mevorach earned his M.D. from The Technion – Israel Institute of Technology in Haifa, Israel.

Shachar Shlosberger, CPA., has served as the Chief Financial Officer of the Company since 2016, bringing with her more than 11 years of financial experience in the Hi-Tech and Biotechnology Industries. Prior to her position at the Company, Mrs. Shlosberger worked for 4 years at PROLOR Biotech Ltd (NYSE-American: PBTH) as Finance Director where she was responsible for the overall financial operations in Israel and the US. Mrs. Shlosberger is a Certified Public Accountant and holds a M.B.A. in Accounting and Business Administration from the College of Management in Israel.

Bernhard Kirschbaum, Ph.D., has been a Director of the Company since 2018. Dr. Kirschbaum served as Executive Vice President and a member of the Board at Merck Serono, and Head of Global Research & Early Development reporting to the Chief Executive Officer of Merck Serono from 2011 to 2013. He led a global team of more than 1,200 employees, with a 400 million Euro annual budget. Since then, he has served as a member of the board of directors of several biotechnology companies, including Redx Pharma Plc, Protagen Diagnostics, Omeicos Therapeutics GmbH, BioMedx, KAHR Medical, Ltd. and FutuRx. Dr. Kirschbaum has significant expertise in a broad range of disease areas, including rheumatology/immunology, thrombosis, cardiometabolic diseases, oncology and neurology. He has successfully participated in the profiling of several drugs in their course to the market or during market expansion, including Arava, Velcade, Lovenox, Erbitux and Avelumab. Dr. Kirschbaum led drug portfolio re-allocation with focus on the therapeutic areas: oncology, neurodegenerative diseases (MS, Alzheimers, Parkinsons), autoimmune and inflammatory diseases. Dr. Kirschbaum has also been involved in research activities with respect to fertility, mainly focusing on embryo technologies. He implemented the new Merck Serono research organization, including an exploratory medicine department and all non-clinical development functions (toxicology, general & safety pharmacology, Chemistry, Manufacturing and Control (CMC) development and Drug Metabolism and Pharmacokinetics (DMPK)). Previously, Dr. Kirschbaum was Vice President Discovery Research, Global Head of Thrombosis and Angiogenesis at Sanofi-Aventis; and Vice President, Drug Innovation and Approval at Sanofi-Aventis. Dr. Kirschbaum earned his Ph.D. in biochemistry, summa cum laude, from the University of Konstanz, Germany, was a postdoctoral fellow with Dr. R.G. Roeder, at the Rockefeller University in New York, and a Research Associate with Dr. M. Buckingham at Institut Pasteur in Paris.

Abraham (Avri) Havron, Ph.D., has been a Director of the Company since 2014. Dr. Havron served as the Chief Executive Officer of PROLOR Biotech, Inc. from 2005 through 2013. Dr. Havron is a 35-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories (then, a subsidiary of Serono, later acquired by Merck) from 1980 to 1987, and headed the development of the multiple sclerosis drug REBIF, with current sales of more than $1.5 billion annually. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron’s managerial responsibilities included the co-development of several therapeutic proteins and other bio-pharmaceuticals currently in the market, including recombinant human growth hormone (BioTropin), recombinant Hepatitis B Vaccine (Bio-Hep-B), recombinant Beta Interferon (REBIF), recombinant human insulin and hyaluronic acid for ophthalmic and orthopedic applications. Dr. Havron earned his Ph.D. in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow in the Harvard Medical School, Department of Radiology. Dr. Havron served as a director of Kamada Ltd. (KMDA) from 2010 to 2018. Dr. Havron also currently serves on the board of directors of Collplant Holdings Ltd. (CLGN), which position he has held since 2016, and PamBio, a private biotech company.

Gili Hart, Ph.D., has been a Director of the Company since 2014. Dr. Hart previously held various positions at OPKO Biologics (f.k.a. PROLOR Biotech) and led the pre-clinical, clinical and pharmacological activities there from 2008 until her move in 2018 to Mitoconix Bio Ltd., a biopharmaceutical company developing disease modifying therapies addressing unmet medical needs by improving mitochondrial health, where she currently serves as Chief Executive Officer. Dr. Hart was a research fellow in the Immunology Department of Yale University from 2005 to 2007 and a research fellow at the Immunology Department of the Weizmann Institute of Science in Israel. Dr. Hart currently serves as a member of the board of directors of Collplant Holdings Ltd. (CLGN), which position she has held since 2017. Dr. Hart received her Ph.D. with distinction from the Immunology Department of the Weizmann Institute of Science in Immunology, and a M.S. degree in Biotechnology Engineering, summa cum laude, from the Technion Institute in Israel. Dr. Hart has published numerous papers and patents, in each case focusing on autoimmunity disease and immune system activation.

Sangwoo Lee has been a Director of the Company since 2017. Mr. Lee has served as an Executive Director of the Investment Department at Korea Investment Partners Co. Ltd., the largest capital venture fund in Korea, since 2014 and head of its U.S. branch since 2017. Korea Investment Partners Co. Ltd. is an affiliate of KIP Global Pharma Private Equity Fund, one of the Company’s major shareholders. He is responsible for sourcing and evaluation of start-up companies, investment and participation in business development and growth expansion of the fund’s investments in the United States and Europe. Previously, from 2013 to 2014, Mr. Lee was General Manager of the MSC Department at Samsung Electronics, responsible for strategic and business planning; and from 2004 to 2013, Vice President, CTO & Foreign Marketing Group Leader at Polidigm Co. Ltd. Mr. Lee received his B.Sc. and M.Sc. from Seoul National University, Department of Control and Instrumentation.

Hyun Gyu Lee M.D, Ph.D has been a Director of the Company since 2017. Mr. Lee has served as an Executive Director, Investment Division, of Korea Investment Partners Co. Ltd., the largest venture capital fund in Korea, since 2016. Korea Investment Partners Co. Ltd. is an affiliate of KIP Global Pharma Private Equity Fund, one of the Company’s major shareholders. He was from 2011 to 2016 Research Assistant Professor with the Department of Microbiology and Immunology, Institute for Immunology and Immunological Diseases, Yonsei University, College of Medicine in Seoul, Korea. He received his Ph.D. in Immuno-Pathology from the Seoul National University, College of Medicine in Seoul, Korea, and his M.D. from Seoul National University, College of Medicine in Seoul, Korea.

Baruch Halpert has been a Director of the Company since 2017. With more than 20 years of experience in venture capital and private equity as an entrepreneur, corporate finance advisor, senior executive and an investor, Mr. Halpert has developed a large network of contacts across the globe. Since 2010, Mr. Halpert has been involved in turn-arounds through active management of and private equity investments in high yield opportunities. In this capacity, Mr. Halpert is active in investing in companies with annual revenues of at least $100 million in special situations and took part in the successful turnarounds of, among others, Hemaclear (www.hemaclear.com), Apnano (www.nisusacorp.com) and HBL (www.hbl.co.il). Mr. Halpert currently serves as Executive Chairman of Terragenic International Limited, which position he has held since 2018. Early in his career, Mr. Halpert was active in oil and gas exploration in Israel. In that capacity he obtained, developed and sold the rights to an Israeli oil and gas exploration license, the Megiddo Prospect, to Ultra Petroleum Corp. (Nasdaq: UPL). In 1997, Mr. Halpert founded E*TRADE Israel (www.etrade.com). After obtaining a license from E*TRADE, Mr. Halpert put together a core management team and headed several successful rounds of financing. Following E*TRADE, Mr. Halpert was Head of Corporate Finance at Fantine Capital. Mr. Halpert holds an LLB Degree (Hons.) from Reading University, United Kingdom.

Michel Habib has been a Director of the Company since 2017. Mr. Habib is the Chief Executive Officer of Hadasit Bio-Holdings Ltd., which position he has held since 2018. Hadasit Bio-Holdings currently beneficially owns 18.23% of the outstanding shares of the Company. Mr. Habib was the co-founder and managed Agate Medical Investments and Agate MaC VC funds from 2007-2016 with over $100 million under management. His portfolio companies have attracted investments from leading global and Chinese companies, including Boston Scientific, Johnson & Johnson, Medtronic, Haisco, Longtech, and Xio. Currently, Mr. Habib serves on the board of several investment companies and startups, including Xenia Ventures, Kahr Medical (Chairman), Cellcure, Bioprotect and Ornim Medical. Prior to that he managed Matar Capital Advisors, a venture boutique. Mr. Habib served for nearly four years as Business Development Director of Elron (TASE: ELRN), focusing on the medical devices sector. Prior to Elron, he established and managed the investment banking activity of ING Barings in Israel. Formerly, he served as Vice President Investment Banking at Cukierman & Co. where he led private placements and IPOs in Europe. During the 1990s, Mr. Habib served as a diplomat in Israel’s foreign service, where he served as Economic Consul in Boston, and earlier as the first Commercial Attaché to Seoul, South Korea. As Navy Officer (Captain Res.) in the Israel Defense Forces, he was involved in the development of advanced Naval warfare systems for the Navy’s elite unit. Mr. Habib holds an Aeronautical Engineering degree from the Technion-Israel Institute of Technology, and is a graduate from Harvard Law School Executive Program On Negotiation. He is a graduate from the foreign service cadet school, and member of the Technion Alumni “100 Club.” Mr. Habib was born in Paris, France, and immigrated to Israel in 1973.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. In addition, there are no family relationships among our executive officers and directors.

6.B. Compensation

The table below reflects the compensation granted to our five most highly compensated directors and officers during or with respect to the year ended December 31, 2018. All amounts reported in the table reflect the cost to the Company, in U.S. Dollars, as recognized in our financial statements for the year ended December 31, 2018. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.5949 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2018.

Name and Position	Salary/Fees (1)	Share-Based Compensation (2)	Bonus/Severance	Total
Shai Novik, Chairman	$182,000	$23,000	$	$205,000
Shmulik Hess, CEO	$47,000	$112,000	$	$159,000
Prof. Dror Mevorach, CSO	$180,000	$608,000	$	$788,000
Shlosberger Shachar, CFO	$90,000	$1,000	$	$91,000
Baruch Halpert, Director	$50,000	$10,000	$	$60,000

(1)	Represents salaries, related compensation expenses, employer’s costs and fees.

(2)	Amounts reflect the grant date fair value of option awards granted or modified during the year ended December 31, 2018, in accordance with ASC 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not correspond to the actual value that may be recognized by the respective executive officers upon vesting of applicable awards.

The aggregate amount of compensation paid or accrued to all of our directors and executive officers as a group with respect to the year ended December 31, 2018 was approximately $1,368,000. Such amount is inclusive of the grant date fair value of option awards granted or modified during the year ended December 31, 2018 in the amount of $818,000. The amount does not include business travel, relocation, professional and business association due and expenses.

Employment Agreements with Executive Officers

We have entered into a written employment agreement with our Chief Executive Officer and a written consulting agreement with our Chief Scientific Officer. These agreements, as well as other agreements with our other officers, employees and consultants, contain provisions standard for a company in our industry and customary for the respective positions regarding non-competition, confidentiality of information and assignment of inventions. However, under current applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. Please see “Risk Factors — Risks Related to Our Business, Industry and Regulatory Requirements” for a further description of the enforceability of non-competition clauses. See “Related Party Transactions” below for additional information.

Directors’ Service Contracts

We have executed a services agreement with our Chairman.

The employment, consulting, and director service agreements have been approved by our Board. See “Related Party Transactions” for additional information.

6.C. Board practices

Board Practices

Board of Directors

Under the Articles, the Board must consist of at least five and not more than eleven directors. The Board of the Company is currently composed of eight members, and includes Mr. Shai Novik, Dr. Bernhard Kirschbaum, Dr. Abraham (Avri) Havron, Dr. Gili Hart, Mr. Sangwoo Lee, Mr. Hyun Gyu Lee, Mr. Baruch Halpert and Mr. Michel Habib. These directors were nominated immediately after the closing of the Merger and will serve until the next annual general meeting of shareholders of the Company or until their respective successors are duly elected and qualified.

Under the Israeli Companies Law 5759-1999 (the “Companies Law”), the Board must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements, sufficient to be able to thoroughly comprehend the financial statements of the combined company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the Board must consider, among other things, the type and size of the combined company and the scope and complexity of its operations. The existing Board of the Company has determined that the Company requires one director with such expertise, and that Mr. Shai Novik has such accounting and financial expertise.

External Directors

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq such as the Company, are required to appoint at least two external directors, who meet the qualifications requirements set forth in the Companies Law.

Pursuant to the Israeli Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel), 2000 (the “Relief Regulations”), the board of directors of a company, such as the Company, is not required to have external directors if: (i) the company’s shares are listed on a foreign securities exchange which is referenced in Section 5A(c) of the Regulations, which includes, among others, the NASDAQ Capital Market; (ii) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (iii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Listing Rule 5605(a)(2); and (iv) the company complies with the Nasdaq Listing Rules as to the required composition of the audit and compensation committees of the Board (which require that such committees consist solely of independent directors (at least three and two members, respectively)), as described under the Nasdaq Listing Rules. An external director who was elected to serve as such prior to the date on which the company opted to comply with the applicable foreign exchange rules governing the appointment of independent directors and the composition of the audit and compensation committees as set forth above may continue to serve out his/her term as a non-external director on the company’s board of directors until the earlier of (i) the end of his/her three year term, or (ii) the second annual general meeting following the company’s decision to comply with the said applicable foreign exchange rules, without any further action on the part of the Company or its shareholders. Such director may be elected to the board of directors by the Company’s shareholders, but he/she would now be elected as a regular director (not an external director) and his/her election would be no different than the election of any other director. The Company meets all of these requirements and does not have external directors following the board’s determination to follow the exemption provided under the Relief Regulations, such that following the board’s determination, the Company would comply with the Nasdaq Listing Rules governing the appointment of independent directors and the composition of the audit committee and compensation committee applicable to domestic U.S. issuers, provided that the Company continues to meet the requisite requirements for said relief and unless the Company’s board of directors determines otherwise.

Leadership Structure of the Board

In accordance with the Companies Law and the Amended and Restated Articles of Association, the Board is required to appoint one of its members to serve as Chairman of the Board. The Board has appointed Mr. Shai Novik to serve as Chairman of the Board.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our Board of Directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the Board of Directors at regular board meetings, including a description of steps taken by management to mitigate or eliminate such risks.

Board Committees

Audit Committee

Under the Nasdaq Listing Rules, the Company is required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

The audit committee of the Company (the “Audit Committee”) consists of three members, all of whom are independent under the listing standards of the Nasdaq Listing Rules. The members of the Audit Committee are Mr. Shai Novik, Dr. Avri Havron, and Dr. Gili Hart. The Board of the Company has determined that Mr. Novik is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Listing Rules. All of the members of the Audit Committee meet the requirements for financial literacy under the applicable Nasdaq Listing Rules.

Each member of the Audit Committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, the Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee as set forth in the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an office holder has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his or her role and to regulate the company’s rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. In addition, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a “controlling shareholder” (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a “controlling shareholder”, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

Under the Companies Law, an audit committee must consist of at least three directors, including all the external directors of the company, and a majority of the members of the audit committee must be independent or external directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or “professional qualifications”, with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The following persons may not be a member of the audit committee:

●	The chairman of the board of directors;

●	Any director employed by or otherwise providing services to the company or to the “controlling shareholder” or entity under such controlling shareholder’s control;

●	Any director who derives his salary primarily from a controlling shareholder;

●	A “controlling shareholder”; or

●	Any relative of a “controlling shareholder”.

According to the Companies Law, (1) the chairman of the audit committee must be an external director, (2) the required quorum for audit committee meetings and decisions is a majority of the committee members, of which the majority of members present must be independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not for the actual votes, and likewise, company counsel and company secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

As stated above, pursuant to an exemption available in the Relief Regulations which we follow, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Capital Market, and which satisfy the criteria detailed above, are exempt from the following rules regarding the composition of the audit committee under the Companies Law: (i) the committee shall be comprised of at least 3 members, who shall include all of the external directors, and the majority of the members shall be independent; (ii) the audit committee may not include the chairman of the board, or any director employed by the Company, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder; (iii) the controlling shareholder or his relatives shall not be members of the audit committee; (iv) the chairman of the audit committee shall be an external director; (v) a person who is prohibited from being a member of the audit committee shall not be present at the committee’s meetings; (vi) if the committee also serves as a financials committee, the rules applicable to the financials committee shall apply; (vii) the legal quorum shall be the majority of the committee members, provided that the majority of directors present are independent, at least one of whom is an external director.

Compensation Committee

Under the Nasdaq Listing Rules, the Company is required to maintain a compensation committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of the Board of the combined company).

In December 2012, Amendment 20 to the Companies Law went into effect, pursuant to which, the board of directors of Israeli publicly traded companies are required to appoint a compensation committee comprised of at least three members, including all external directors, who must also comprise a majority of the members of the compensation committee. In addition, the chairman of the compensation committee must be an external director. Following the compensation committee’s recommendations, the board of directors is required to establish a compensation policy, which includes a framework for establishing the terms of office and employment of the office holders and guidelines with respect to the structure of the variable pay of office holders. Such guidelines are the basis for adequate balance between the components of compensation, which exists when a linkage is maintained between compensation and performance and the creation of value for shareholders in the Company, while maintaining the Company’s ability to recruit and maintain talented officeholders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component (base salary and additional benefits) and the variable component and capital compensation avoids placing an exaggerated emphasis on one component.

Under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20, a company’s compensation policy shall be determined based on, and take into account, the following parameters:

a.	Advancement of the goals of the company, its working plan and its long term policy;

b.	The creation of proper incentives for the office holders while taking into consideration, inter alia, the company’s risk management policies;

c.	The company’s size and nature of its operations;

d.	The contributions of the relevant office holders in achieving the goals of the company and profit in the long term in light of their positions;

e.	The education, skills, expertise and achievements of the relevant office holders;

f.	The role of the office holders, areas of their responsibilities and previous agreements with them;

g.	The correlation of the proposed compensation with the compensation of other employees of the company, and the effect of such differences in compensation on the employment relations in the company; and

h.	The long term performance of the office holder.

In addition, the compensation policy should take into account that in the event the compensation paid to office holders shall include variable components – it should address the ability of the board of directors to reduce the value of the variable component from time to time or to set a cap on the exercise value of convertible securities components that are not paid out in cash. Additionally, in the event that the terms of office and employment include grants or payments made upon termination – such grants should take into consideration the length of the term of office or period of employment, the terms of employment of the office holder during such period, the company’s success during said period and the office holder’s contribution to obtaining the company’s goals and maximizing its profits as well as the circumstances and context of the termination.

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the office holder to the company. Pursuant to the provisions of the Companies Law, variable components in the amount of up to a three month salary of the relevant office holder, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation committee is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which one of the following must be met:

(i)	the majority of the votes includes at least a majority of all the votes of shareholders who are not controlling shareholders of the company or who do not have a personal interest in the compensation policy and participating in the vote; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

(ii)	the total of opposing votes from among the shareholders described in subsection (i) above does not exceed 2% of all the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the compensation policy, the board of directors of a company may approve the compensation policy, provided that the compensation committee and, thereafter, the board of directors determined, based on detailed, documented, reasons and after a second review of the compensation policy, that the approval of the compensation policy is for the benefit of the company.

The following persons may not be a member of the compensation committee:

●	The chairman of the board of directors;

●	Any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder’s control;

●	Any director who derives his salary primarily from a “controlling shareholder”;

●	A “controlling shareholder”; or

●	Any relative of a “controlling shareholder”.

The responsibilities of the compensation committee as set forth in the Companies Law include the following:

1.	To recommend to the Board of Directors as to a compensation policy for office holders of the company, as well as to recommend, once every three years to extend the compensation policy subject to receipt of the required corporate approvals;

2.	To recommend to the Board of Directors as to any updates to the compensation policy which may be required;

3.	To review the implementation of the compensation policy by the company;

4.	To approve transactions relating to terms of office and employment of certain company office holders, which require the approval of the compensation committee pursuant to the Companies Law; and

5.	To exempt, under certain circumstances, a transaction relating to terms of office and employment from the requirement of approval of the shareholders meeting.

Pursuant to the provisions of the Companies Law, the audit committee may serve as the company’s compensation committee, provided that it meets the composition requirements of the compensation committee.

Pursuant to an exemption available in the Relief Regulations which we follow, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Capital Market, and satisfying the criteria detailed above, are exempt from the following rules regarding the composition of the compensation committee under the Companies Law: (i) the board of a public company is required to appoint a compensation committee; (ii) the compensation committee shall be comprised of at least 3 members, (iii) all of the external directors shall be members and shall constitute the majority of its members and (iv) the rest of the members shall be members whose terms of service are as required under the Companies Law.

The compensation committee of the Company (the “Compensation Committee”) consists of three members, Mr. Shai Novik, Dr. Avri Havron, and Dr. Gili Hart, all of whom are independent under the listing standards of the Nasdaq Listing Rules.

Nominating Committee

Our Board of Directors does not have an independent Nominating Committee. Board nominees are selected by a majority of the Board’s independent directors.

Internal auditor

Under the Companies Law, the Board of Directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and nominated by the Board of Directors. An internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of the Company’s outstanding shares or voting rights;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an office holder (including a director) of the company (or a relative thereof); or

●	a member of the company’s independent accounting firm, or anyone on his or her behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures.

6.D. Employees

As of December 31, 2018, the Company had 31 full time employees. The Company’s Chief Scientific & Medical Officer provides services on a part-time basis pursuant to a consulting agreement. Twenty-five of the Company’s employees are currently involved in product development, and six provide general and administrative services. All of these employees are located in Israel.

None of the Company’s employees are party to any collective bargaining agreements or represented by any labor unions. However, in Israel, the Company is subject to certain Israeli labor laws, regulations, rulings of Israeli labor courts and certain provisions of collective bargaining agreements that apply to its employees by virtue of extension orders issued by the Israel Ministry of Economy and which apply such agreement provisions to the Company’s employees even though they are not part of a union that has signed a collective bargaining agreement. These labor laws and regulations primarily govern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by managers’ insurance and/or a pension fund described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments to the managers’ insurance and/or pension fund in respect of severance pay amount to approximately 8.33% of an employee’s wages, in the aggregate. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute (including payments for healthcare insurance) are paid on a differential basis, such that with respect to the part of the employer’s wage which is equal to up to 60% of the average wage in Israel, the employer is required to pay an amount equal to 3.45% of such part of the employee’s wage and the employee is required to pay an amount equal to 3.50% of such part of the employee’s wage, and for the remainder of the employee’s wage, the employer is required to pay an amount equal to 7.50% of such part of the employee’s wage and the employee is required to pay an amount equal to 12% of such part of the employee’s wage. Such practice are further reinforced pursuant to the provisions of Section 14 to the Severance Pay Law, according to which the payment of monthly deposits by us into managers’ insurance and/or pension fund are in respect of severance obligation to such employees. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. Each employee contributes an aggregate amount equal to 6% of his or her base salary to such funds, and the Company contributes, in the aggregate, an additional 14.83% to 15.83% of the employee’s base salary, with such amount including the 8.33% which is contributed as severance pay as noted above. The monthly contributions as mentioned above constitute the required payment for severance pay, and the Company is not required to pay any additional sum upon termination of employment for the period during which Sections 14 applies. The Company generally provides its employees with benefits and working conditions above the required minimums. The Company has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

All of the Company’s employment agreements include employees’ undertakings with respect to non-competition, confidentiality and the assignment to the Company of intellectual property rights developed in the course of employment. However, under current applicable Israeli labor laws, the Company may not be able to enforce (either in whole or in part) covenants not to compete and therefore may be unable to prevent its competitors from benefiting from the expertise of some of the Company’s former employees.

6.E. Share ownership

Equity Incentive Plans

Pursuant to the Merger Agreement, all outstanding Enlivex R&D options that were unexercised immediately prior to the Effective Time were assumed by the Company in the Merger and are administered under the 2013 Incentive Option Plan described below.

2013 and 2014 Incentive Option Plans

We maintain the pre-merger Bioblast 2013 Incentive Option Plan (the “2013 Plan”). As of April 30, 2019, there were a total of 83,649 options to purchase ordinary shares under our 2013 Plan, of which 15,500 options to purchase ordinary shares were issued and outstanding and 58,071 remained available for future issuance. A total of 15,500 options to purchase ordinary shares were vested as of that date, with a weighted average exercise price of $90.16 per share.

We  also maintain our 2014 Global Share Incentive Plan (the “2014 Plan”). As of April 30 , 2019, there were a total of 2,325,192 options to purchase ordinary shares under our 2014 Plan, of which 1,800,837 options to purchase ordinary shares were issued and outstanding and 522,540 remained available for future issuance. A total of 1,114,014 options to purchase ordinary shares were vested as of that date, with a weighted average exercise price of $3.279  per share.

Our 2013 Plan, which was adopted by the pre-merger Bioblast Board of Directors on November 13, 2013, and amended most recently on March 28, 2016, provides for the grant of options to our and our affiliates’ respective directors, employees, office holders, service providers and consultants.

Our 2014 Plan, which was adopted by the Enlivex Board of Directors on December 1, 2014, was assumed by the Company pursuant to the Merger. A copy of the 2014 plan is filed as Exhibit 4.2 to this Annual Report on Form 20-F.

The 2013 and 2014 Plans are administered by our Board of Directors, which shall determine, subject to Israeli law, the grantees of awards and various terms of the grant. The 2013 and 2014 Plans provide for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961 (the “Ordinance”).

Options granted under the 2013 and 2014 Plans to Israeli employees have been granted under the capital gains track of Section 102 of the Ordinance. Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders, to receive favorable tax treatment for compensation in the form of shares or options. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee (without a trustee). Section 102(b)(2) of the Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. In order to comply with the terms of the capital gains track, all options granted under the 2013 and 2014 Plans pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the Ordinary Shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

Options granted under the 2013 and 2014 Plans will generally vest over four years commencing on the date of grant such that 25% vest after one year and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months. Options that are not exercised within ten years from the grant date expire, unless otherwise determined by the Board of Directors or its designated committee, as applicable. In case of termination for reasons of disability or death, the grantee or his legal successor may exercise options that have vested prior to termination within a period of six to twelve months from the date of disability or death. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

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

See also Item 7A below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table and the related notes present information with respect the beneficial ownership of the Company’s ordinary shares as of April 15, 2019 by:

●	each shareholder known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares immediately following the closing of the Merger and Private Placement;

●	each director of the Company;

●	each executive officer of the Company; and

●	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The percentage of ordinary shares beneficially owned is based on 10,113,707 ordinary shares issued and outstanding as of April 15, 2019.

Ordinary shares of the Company that may be acquired by an individual or group within 60 days of April 15, 2019, pursuant to the exercise of the Company’s outstanding options or warrants, are deemed outstanding for the purposes of computing the percentage of ordinary shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of ordinary shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
The Company’s 5% or Greater Shareholders (other than Directors and Executive Officers)

HBL-Hadasit Bio-Holdings Ltd	1,798,727	17.8%
Michael Hobi	691,310	6.8%
IGWT Global Services Ltd	830,973	8.2%
KIP Global Pharma-Ecosystem Private Equity Fund	1,417,950	14.0%

Directors and Executive Officers

Shai Novik, Executive Chairman (1)	882,515	8.6%
Avri Havron, Director (2)	488,356	4.8%
Dror Mevorach (3)	455,591	4.3%
Bernhard Kirschbaum	-	*
Gili Hart, Director (4)	95,192	*
Sangwoo Lee (5)	13,298	*
Hyun-Gyu Lee (5)	13,298	*
Michel Habib (5)	13,298	*
Baruch Halpert (6)	24,412	*
Dr. Shmulik Hess	-	*
Shachar Shlosberger (7)	2,058	*

All directors and executive officers as a group	1,988,018	18.2%

*	Less than 1%.

(1)	Includes 169,289 shares underlying options exercisable within 60 days from April 15, 2019. 132,979 of these options expire in January 2025 and have an exercise price of NIS 2.6853 and 36,310 of these options expire in December 2027 and have an exercise price of NIS 6.2236.

(2)	Includes 53,192 shares underlying options exercisable within 60 days from April 15, 2019, which expire in January 2025 and have an exercise price of NIS 2.6853.

(3)	Includes 455,591 shares underlying options exercisable within 60 days from April 15, 2019. 398,937 of these options expire in January 2025 and have an exercise price of NIS 2.6853, 20,344 of these options expire in March 2027 and have an exercise price of NIS 2.6853, 30,258 of these options expire in December 2027 and have an exercise price of NIS 6.2236 and 6,052 of these options expire in January 2028 with an exercise price of NIS 6.2236.

(4)	Includes 66,490 shares underlying options exercisable within 60 days from April 15, 2019, which expire in January 2025 and have an exercise price of NIS 2.6853.

(5)	Includes 13,298 shares underlying options exercisable within 60 days from April 15, 2019, which expire in December 2027 and have an exercise price of NIS 6.2236.

(6)	Includes 24,412 shares underlying options exercisable within 60 days from April 15, 2019. 13,298 of these options expire in December 2027 and have an exercise price of NIS 6.2236 and 11,114 of these options expire in January 2028 and have exercise price of NIS 6.2236.

(7)	Includes 2,058 shares underlying options exercisable within 60 days from April 15, 2019. 968 of these options expire in April 2026 and have an exercise price of 2.6853,726 of these options expire in March 2027 and have an exercise price of NIS 2.6853, and 364 of these options expire in December 2027 and have an exercise price of NIS 6.2236.

According to our transfer agent, as of April 29, 2019, there were 70 record holders of our ordinary shares, among whom are 3 U.S. holders (including Cede & Co., the nominee of the Depositary Trust Company, holding 3.1% of our ordinary shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares are held by brokers or other nominees. None of our shareholders has different voting rights from other shareholders.

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal persons, severally or jointly.

7.B. Related party transactions

Certain Relationships and Related Party Transactions

The following is a summary description of the material terms of those transactions with related parties to which we are party, and which were in effect within the past three fiscal years.

Agreement with HBL – Hadasit Bio-Holdings Ltd.

On May 22, 2017, Enlivex entered into an agreement (the “Hadasit Agreement”) with HBL – Hadasit Bio-Holdings Ltd. (“HBL”). Subject to the agreement, Enlivex agreed to pay HBL cash compensation in an aggregate amount of 5% of the proceeds received by Enlivex from investors introduced (“Introduced Investors”) by HBL to Enlivex, plus VAT, and grant to HBL a warrant to purchase securities of Enlivex of the same type issued to the Introduced Investors in a financing, in an amount equal to up to 5% of the total amount invested by the Introduced Investors in the financing, at an exercise price equal to the per share price paid to by the Introduced Investors to Enlivex in such financing. On September 18, 2017, Enlivex paid HBL a total cash amount of $351,000, and granted HBL a warrant to purchase 48,204 shares of Enlivex. The warrant was exercised in full immediately prior to the closing of the Merger. The Hadasit Agreement expired on May 21, 2018.

Employment Agreements and Arrangements with Directors and Related Parties

Chairman Services Agreement with A.S. Novik and Shai Novik

On September 7, 2018, we entered into an agreement with A.S. Novik Ltd., a company organized under the laws of Israel and family-owned entity of Shai Novik (“A.S. Novik”), pursuant to which we retained Shai Novik as our Executive Chairman of the Board for an initial term of two years, to be automatically extended for additional one-year periods, unless either party provides at least 180 days written notice prior to the expiration of the term. A.S. Novik is entitled to a base retainer of $150,000, payable in equal monthly installments, subject to review and adjustment upon certain specified events. Upon the closing of the Merger, A.S. Novik’s base retainer was increased to $250,000, which will increase to $350,000 upon the Company having a cash and cash equivalents balance of $20 million. A.S. Novik is eligible to receive an annual cash bonus up to 100% of the base retainer, as determined by the Board, which will be based upon performance criteria established by the Board. The minimum guaranteed annual bonus for the first two fiscal years after the closing of the Merger shall be 50% of the annual base retainer. If we terminate Mr. Novik’s Board service other than for cause, A.S. Novik is entitled to the base retainer for the twelve-month period following the effective date of termination. We have also agreed to reimburse A.S. Novik for up to $3,000 of monthly expenses in connection with Mr. Novik’s Board service as our Executive Chairman. Mr. Novik is also entitled to certain other stock option payments upon termination.

Employment Agreement with Shmuel Hess

On November 1, 2018, we entered into an employment agreement (the “Hess Employment Agreement”) with Shmuel Hess, Ph.D., to serve as our Chief Executive Officer, for an undefined term, unless and until terminated by either party. Dr. Hess is entitled to a monthly salary of NIS 63,000. The Hess Employment Agreement provides for certain other benefits, including pension, expense reimbursement and use of a company car. The Hess Employment Agreement may be terminated by either party, at any time and for any reason, pursuant to 90-days prior written notice by the terminating party.

Employment Agreement with Shachar Shlosberger

On May 3, 2016, we entered into an employment agreement (the “Shlosberger Employment Agreement”) with Shachar Shlosberger, to serve as our Chief Financial Officer, for an undefined term, unless and until terminated by either party. The Shlosberger Employment Agreement may be terminated by either party, at any time and for any reason, pursuant to 30-days prior written notice by the terminating party. Ms. Shlosberger is entitled to a monthly salary of NIS 23,040 and an annual bonus of up to 15% of her annual salary, at the Company’s discretion. The Shlosberger Employment Agreement provides for certain other benefits, including pension benefits and use of a cellphone.

Consulting Agreement with Prof. Dror Mevorach and Hadasit Medical Research Services

Prof. Dror Mevorach, M.D., our founder, has also served as our Chief Scientific Officer and as a member of our Board since 2005. On January 1, 2017, we entered into a consulting agreement (the “Consulting Agreement”) with Hadasit Medical Research Services and Development (“Hadasit”) and Prof. Mevorach for the provision by Prof. Mevorach of services as our Chief Scientific Officer for an initial period of 12 months, which is automatically extended for additional twelve-month periods thereafter, unless earlier terminated by either party. The Consulting Agreement, which may be terminated upon certain breaches or actions, is also terminable by either party upon 30 days prior written notice. Prof. Mevorach is entitled to an annual fee of $180,000 to be paid in monthly installments. We paid Hadasit $63,333.33 pursuant to the Agreement. We also granted options to purchase pre-merger Enlivex ordinary shares to Prof. Mevorach and Hadasit pursuant to the Consulting Agreement, which include an aggregate of 419,281 ordinary shares of the Company granted to Prof. Mevorach and 110,304 ordinary shares of the Company granted to Hadasit which are exercisable at a price of $2.68 per share and additional grants of 145,237 and 29,047 ordinary shares of the Company to Prof. Mevorach and Hadasit, respectively, which are exercisable at a price of $6.22 per share.

Agreement with Baruch Halpert, Director

On January 2, 2018 Enlivex entered into an agreement (the “Halpert Agreement”) with Baruch Halpert, a member of its Board of Directors. Subject to the agreement, Enlivex agreed to pay Mr. Halpert cash compensation in an aggregate amount of 5% of the proceeds received by Enlivex from investors introduced (“Introduced Investors”) by Halpert to Enlivex, plus VAT, and grant to Mr. Halpert a warrant to purchase securities of Enlivex of the same type issued to the Introduced Investors in a financing, in an amount equal to up to 5% of the total amount invested by the Introduced Investors in the financing, at an exercise price equal to the per share price paid to by the Introduced Investors to the Company in such financing. Subject to the Agreement, Enlivex paid Mr. Halpert in the aggregate, a total cash amount of $50,000 in relating to the closing of a financing on September 12, 2018 (the “Financing”). Halpert executed a waiver nullifying his right to receive a warrant relating to the closing of the Financing immediately prior to the closing of the Financing. The Halpert Agreement expired on January 1, 2019.

Indemnification Agreements

Our Articles permit us to exculpate, indemnify and insure each of our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and Professor Mevorach, exculpating them, to the fullest extent permitted by the Companies Law, from liability for monetary or other damages due to, or arising or resulting from, a breach of the duty of care to the Company and undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from certain acts performed by such office holders in their capacity as an office holder of the Company, our subsidiaries or affiliates. The indemnification is limited both in terms of amount and coverage.

Insurance

In addition to the indemnification agreements described above, we have previously obtained directors’ and officers’ liability insurance with maximum coverage of $3 million in the aggregate for the benefit of our office holders and directors, and purchased, post the closing of the Merger, a different policy with maximum coverage of $5 million in the aggregate. Such directors’ and officers’ liability insurance contains certain standard exclusions.

We also maintain insurance for our offices in Nes Ziona_and Jerusalem, Israel. Our insurance program covers approximately $400,000 of equipment and lease improvements against risk of loss, excluding damage from inventory theft. In addition, we maintain the following insurance: employer liability with coverage of approximately $5,336,180; third-party liability with coverage of approximately $1,067,236.

We also intend to purchase worldwide product and clinical trial liability insurance to cover each of our clinical trials studies with respect to our product candidates used in clinical trials in accordance with applicable local regulations in the territories in which the studies will take place. We also procure additional insurance for each specific clinical trial which covers a certain number of trial participants and which varies based on the particular clinical trial. Certain of such policies are based on the Declaration of Helsinki, which is a set of ethical principles regarding human experimentation developed for the medical community by the World Medical Association, and certain protocols of the Israeli Ministry of Health.

We believe that our insurance policies are adequate and customary for a business of our kind. However, because of the nature of our business, we cannot assure you that we will be able to maintain insurance on a commercially reasonable basis or at all, or that any future claims will not exceed our insurance coverage.

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

8.B. Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2018, until the date of the filing of this annual report.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and listing details

Not applicable.

9.B. Plan of distribution

Not applicable.

9.C. Market for Ordinary Shares

On the Closing Date, our ordinary shares were admitted for continued listed on the Nasdaq Capital Market under the new symbol “ENLV”. From April 27, 2017 through the Closing Date, our ordinary shares were listed on the Nasdaq Capital Market, and from July 31, 2014 until April 27, 2017, our ordinary shares were listed on the Nasdaq Global Market, in each case under the symbol “ORPN”.

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

The Companies Law requires that an office holder promptly disclose to the Board of Directors any personal interest that he or she may have concerning any existing or proposed transaction with a company, as well as any substantial information or document with respect thereof. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the Board of Directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of a relative of such office holder in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

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

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a controlling shareholder or an officer who is a controlling shareholder of the company, a controlling shareholder also includes any shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be a single shareholder and may be deemed a controlling shareholder for the purpose of approving such transaction. Extraordinary transactions, including private placement transactions, with a controlling shareholder or in which a controlling shareholder has a personal interest, and engagements with a controlling shareholder or his or her relative, directly or indirectly, including through a corporation in his or her control, require the approval of the Audit Committee, the Board of Directors and the shareholders of the company, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

●	a disinterested majority; or

●	the votes of shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, and who vote against the transaction may not represent more than two percent (2%) of the voting rights of the company.

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

●	Pursuant to Israeli law, a director who has a personal interest in an extraordinary transaction which is brought for discussion before our Board of Directors or our Audit Committee shall neither vote in nor attend discussions concerning the approval of such transaction. If the director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will be invalid.

●	Our Amended and Restated Articles of Association provide that, subject to the Companies Law, our Board of Directors may delegate its authority, in whole or in part, to such committees of the Board of Directors as it deems appropriate, and it may from time to time revoke such delegation. To the extent permitted by the Companies Law, our Board of Directors may from time to time confer upon and delegate to a President, Chief Executive Officer, Chief Operating Officer or other executive officer then holding office, such authorities and duties of the Board of Directors as it deems fit, and they may delegate such authorities and duties for such period and for such purposes and subject to such conditions and restrictions which they consider in our best interests, without waiving the authorities of the Board of Directors with respect thereto.

●	Arrangements regarding compensation of directors require the approval of the Compensation Committee, our Board of Directors and the shareholders.

Borrowing Powers

Pursuant to the Companies Law and our Amended and Restated Articles of Association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our Amended and Restated Articles of Association to be exercised or taken by our shareholders or other corporate bodies, including the power to borrow money for company purposes.

Rights, Preferences, Restrictions of Shares and Shareholders Meetings

●	General. Our share capital is NIS 18,000,000 divided into 45,000,000 ordinary shares with a nominal value of NIS 0.40 each.

●	Voting. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power have the power to elect all the Directors.

●	Dividend and liquidation rights. Our Board of Directors may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our Board of Directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

●	Transfer of shares; record dates. Fully paid up ordinary shares may be freely transferred pursuant to our Amended and Restated Articles of Association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors will fix a record date.

●	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our Amended and Restated Articles of Association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

●	Quorum for general meetings. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

●	Notice of general meetings. Unless a longer period for notice is prescribed by the Companies Law, at least 10 days and not more than 60 days’ notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our Amended and Restated Articles of Association, entitled to receive notices from us. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the Board of Directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

●	Annual; agenda; calling a general meeting. General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the Board of Directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The Board of Directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the Board of Directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

●	Majority vote. Except as otherwise provided in the Amended and Restated Articles of Association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further vote.

●	Discrimination against shareholders. According to our Amended and Restated Articles of Association, there are no discriminating provisions against any existing or prospective holders of our shares as a result of a shareholder holding a substantial number of shares.

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

10.C.       Material contracts

For a description of our license agreements, see Item 4.B. “Business Overview -License Agreements” and for a description of the agreements related to our directors and officers, see Item 7.B. “Related party transactions – Employment Agreements and Arrangements with Directors and Related Parties”.

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

General corporate tax structure in Israel

As of January 1, 2018, Israeli resident companies, such as us, were generally subject to corporate tax at the rate of 23%.

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

An additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds NIS 649,560.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. An additional tax at a rate of 3% will be imposed on high earners whose annual income or gains exceed NIS 649,560.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, up to 50% for individuals and 23% for Israeli resident corporations).

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

U.S. Federal Income Taxation

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “TCJA”), was signed into law making significant changes to U.S. income tax law, including a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, modification of the U.S. international taxation system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. We do not see a material direct impact on our financials as of December 31, 2018.

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

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is subject to special tax rules, including any U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered.

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

The entire discussion in this section is subject to the discussion under the heading “Passive Foreign Investment Companies” below.

A U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders whose total adjusted income exceeds certain income thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 20%, and for noncorporate U.S. Holders, whose total adjusted income does not exceed such thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For this purpose, “qualified dividend income” includes, among other things, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

For U.S. Holders that are corporations, the TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. This deduction would be unavailable for “hybrid dividends.”

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

Disposition of Shares

The entire discussion in this section is subject to the discussion under the heading “Passive Foreign Investment Companies” below.

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

Passive Foreign Investment Companies.

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income. If we are or become classified as a PFIC while a U.S. Holder holds shares of our stock, we generally will continue to be classified as a PFIC as to that U.S. Holder in later years even if we no longer satisfy the foregoing tests, unless the U.S. Holder makes a “deemed sale” election under the PFIC rules. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the ordinary shares the U.S. Holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the PFIC rules described below.

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

The PFIC taxation regime would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS.In general, a QEF election is effective only if we make available certain required information, and we do not intend to provide such information; accordingly, a QEF election would not be available to U.S. Holders.

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the Nasdaq, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. The PFIC interest charges do not apply to taxes arising from mark-to-market gains pursuant to such election. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

Based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we likely will be classified as a PFIC. In addition, we may have been a PFIC in prior years and may be a PFIC in the future. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders described above . U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making applicable elections under the PFIC rules.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (at a rate of 24% under current law) with respect to cash dividends and proceeds from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Executive Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm because we are a non-accelerated filer and an emerging growth company.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Shai Novik, our Executive Chairman and a member of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at https://www.enlivex.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Yarel + Partners, our principal independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017

Audit fees (1)	$77,500	$60,000
Audit related fees (2)	12,500	-
Tax Fees (3)	4,500	6,920
All other fees	-	-
Total	$94,500	$66,920

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independence auditor including SEC filings, comfort letter, consents and comment letters in connection with regulatory filings.

(3)	Includes professional fees related to tax returns and other tax related services.

Pre-Approval of Auditors’ Compensation

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our Audit Committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules. All of the fees in the table above were either pre-approved according to this policy, or otherwise pre-approved by our Audit Committee or Board of Directors. Prior to the Merger during 2018 and in 2017, Kost Forer Gabbay & Kasierer (“Kost Forer”) served as the independent registered public accounting firm for Bioblast, and all audit-related services, tax services and all other services provided by Bioblast to Kost Forer, were pre-approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 17, 2019, Enlivex appointed Yarel + Partners as the Company’s principal independent registered public accountant to audit the Company’s consolidated financial statements for the fiscal year ended December 31, 2018. This action, taken at the general meeting of shareholders, effectively dismissed Kost Forer as of March 17, 2019, as the Company’s principal independent registered public accountants.

Kost Forer served as the independent auditor for Bioblast prior to the Merger and previously provided an Independent Auditor’s Report dated April 23, 2018, for Bioblast’s financial statements, which comprised the balance sheet as of December 31, 2017, and the related statements of operations, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

The audit report of Kost Forer on the financial statements of the Company, as of and for the years ended December 31, 2017 and December 31, 2016, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the year ended December 31, 2017 dated April 23, 2018 contained an explanatory paragraph stating that: “The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the years ended December 31, 2017 and 2016 and through the date of this Annual Report on Form 20-F, there were no disagreements with Kost Forer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Kost Forer’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. During the years ended December 31, 2017 and 2016 and through March 17, 2019, there were no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

During the years ended December 31, 2017 and 2016 and through March 17, 2019, the Company did not consult with Yarel + Partners with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company’s financial statements; or (iii) any matter that was either the subject of a disagreement or an event of the type described in Item 16F(a)(1)(v) of Form 20-F.

The Company provided Kost Forer with a copy of the foregoing disclosure and requested Kost Forer to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made therein. A copy of such letter, dated April 30, 2019, furnished by Kost Forer is filed as Exhibit 16.1 to this Annual Report on Form 20-F.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Listing Rules of Nasdaq, we have elected to follow the provisions of the Companies Law, rather than the Listing Rules of Nasdaq, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Listing Rules of Nasdaq, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Listing Rules of Nasdaq require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than one third of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. In line with the Listing Rules of Nasdaq, our Amended and Restated Articles of Association provide that the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. However, unlike the Listing Rules of Nasdaq, at the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

●	Compensation of officers. Israeli law and our Amended and Restated Articles of Association do not require that the independent members of our Board of Directors (or a Compensation Committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the Chief Executive Officer and all other executive officers.

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

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the Compensation Committee, Board of Directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders”, and (iii) terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders”. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

Approval of Related Party Transactions under Israeli Law

Disclosure of personal interests of a controlling shareholder and approval of transactions

The Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and in any event no later than the first meeting of the Board of Directors at which the transaction is considered. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of each of (i) the Audit Committee or the Compensation Committee with respect to the terms of the engagement of the company, (ii) the Board of Directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

●	a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2.0% of the voting rights in the company.

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

The following financial statements, and the related notes thereto, and the Report of Independent Public Accountants are filed as a part of this annual report.

Audited Financial Statements

ITEM 19.	EXHIBITS

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

1.1	Amended and Restated Articles of Association of the Company, filed as Exhibit 99.2 to Form 6-K filed on March 27, 2019 (File No. 001-36578) and incorporated herein by reference.

4.1	Bioblast Pharma Ltd. 2013 Incentive Option Plan, as amended, filed as Exhibit 4.1 to Form 20-F filed on March 29, 2016 (File No. 001-36578), and incorporated herein by reference.

4.2	Enlivex Therapeutics Ltd. 2014 Global Share Incentive Plan

4.3	Agreement and Plan of Merger, dated November 19, 2018 by and among Bioblast Pharma Ltd., Treblast Ltd. and Enlivex Therapeutics Ltd., filed as Exhibit 99.1 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference.

4.4	Form of Ordinary Share Purchase Warrant issued to investors on March 22, 2016, filed as Exhibit 4.1 to Form 6-K filed on March 18, 2016 (File No. 001-36578), and incorporated herein by reference.

4.5	Form of Indemnification Agreement.

4.6	Agreement between the Company and A.S. Novik, dated as of September 7, 2018.

4.7	Employment Agreement between the Company and Shmuel Hess, dated as of November 1, 2018.

4.8	Employment Agreement between the Company and Shachar Shlosberger, dated as of May 3, 2016.

4.9	Consulting Agreement between the Company, Hadasit Medical Research Services and Development and Dror Mevorach, dated as of January 1, 2017.

4.10	License Agreement between the Company and Tolaren Ltd., dated as of April 30, 2008.

4.11	License Agreement between the Company, Hadasit Medical Research Services and Development Ltd. And Yissum Research and Development Company Ltd., dated as of March 12, 2006.

4.12	Securities Purchase Agreement, dated March 11, 2019, filed as Exhibit 99.1 to Form 6-K filed on March 27, 2019 (File No. 001-36578) and incorporated herein by reference.

4.13	Contingent Value Rights Agreement, dated November 19, 2018, filed as Exhibit 99.2 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference.

8.1	List of Subsidiaries of Enlivex Therapeutics Ltd.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Consent of Yarel + Partners

16.1	Letter to the SEC from Kost, Forer, Gabbay & Kasierer, a member of EY Global

101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language): (i) the Balance Sheets, (ii) the Statements of Operations, (iii) the Statements of Changes in Shareholders’ Equity, (iv) the Statements of Cash Flows (v) the Notes to Financial Statements and (vi) Unaudited Pro Forma Financial Infomation, tagged as blocks of text and in detail.

SIGNATURES

Enlivex Therapeutics Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Enlivex Therapeutics Ltd.

By:	/s/ Shmuel Hess
Shmuel Hess
Chief Executive Officer
Date: April 30, 2019

ENLIVEX THERAPEUTICS R&D LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

ENLIVEX THERAPEUTICS R&D LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ENLIVEX THERAPEUTICS R&D LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Enlivex Therapeutics R&D Ltd. (the “Company”) as of December 31, 2018 and 2017, and the related statements of operations and comprehensive (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Yarel + Partners

Yarel + Partners

Certified Public Accountants (Isr.)

Tel-Aviv, Israel

March 28, 2019

We have served as the Company’s auditor since 2013.

ENLIVEX THERAPEUTICS R&D LTD.

BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2018	2017

ASSETS
Current Assets
Cash and cash equivalents (notes 2d, 3)	$9,736	$9,005
Short term deposits	40	-
Prepaid expenses	288	14
Other receivables	213	95
Total Current Assets	10,277	9,114

Non-Current Assets
Restricted cash (note 2e)	56	27
Long-term prepaid expenses (note 2f)	16	11
Property and equipment, net (notes 2g, 4)	685	388
Total Non-Current Assets	757	426
TOTAL ASSETS	$11,034	$9,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$173	$37
Accrued expenses and other liabilities (note 5)	944	634
Payables to related parties (note 8)	13	25
Total Current Liabilities	1,130	696

Non-Current Liabilities
Retirement benefit obligations (note 2j)	6	7
Warrants (note 6)	192	344
Total Non-Current Liabilities	198	351
Commitments And Contingent Liabilities (note 7)	-	-
TOTAL LIABILITIES	1,328	1,047

SHAREHOLDERS’ EQUITY
Common stock of NIS 0.40 ($0.11) par value: (note 9) Authorized: 11,861,073 shares as of December 31, 2018 and 2017; Issued and outstanding: 3,509,405 and 3,509,344 as of December 31, 2018 and 2017;	396	396
Series A Preferred Stock, NIS 0.4 ($0.11) par value, as of December 31, 2018 and 2017: Authorized: 3,146,815 shares; Issued and outstanding: 3,059,730 shares (note 9)	309	309
Series B Preferred Stock, NIS 0.4 ($0.11) par value, as of December 31, 2018 and 2017: Authorized: 3,485,703shares; Issued and outstanding: 1,373,804 shares (note 9)	156	156
Series C Preferred Stock, NIS 0.4 ($0.11) par value, as of December 31, 2018: Authorized 3,146,815shares; Issued and outstanding: 525,171 shares (note 9)	59	-
Additional paid in capital	27,326	21,182
Foreign currency translation adjustments (note 2c)	(2,251)	(1,503)
Accumulated deficit	(16,289)	(12,047)
TOTAL SHAREHOLDERS’ EQUITY	9,706	8,493
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,034	$9,540

The accompanying notes are an integral part of the financial statements.

ENLIVEX THERAPEUTICS R&D LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
U.S. dollars in thousands (except shares and per share data)

	Year ended December 31,
	2018	2017	2016

Revenues (note 2k)	$-	$-	$-
Operating expenses:
Research and development expenses, net (notes 2l, 13a)	4,255	1,691	2,029
General and administrative expenses (note 13b)	1,044	480	793
	5,299	2,171	2,822

Operating (loss)	(5,299)	(2,171)	(2,822)

Financial income (note 13c)	1,060	37	30
Financial expenses (note 13d)	(3)	(370)	(86)

Net (loss)	$(4,242)	$(2,504)	$(2,878)

Other comprehensive gain (loss)
Interest on convertible notes		-	(67)
Exchange differences arising from translating financial statements from functional to presentation currency (note 2c)	(748)	336	93
Total other comprehensive gain (loss)	(748)	336	26
Total comprehensive (loss)	$(4,990)	$(2,168)	$(2,852)

Basic & diluted (loss) per share (note 2o)	$(1.40)	$(0.94)	$(1.03)
Weighted average number of shares outstanding	3,509,346	3,425,925	3,357,647

The accompanying notes are an integral part of the financial statements.

ENLIVEX THERAPEUTICS R&D LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands (except share data)

	Common stock		Preferred Stock		Additional		Currency
	Number of shares	Share capital	Number of shares	Share capital	paid in capital	Convertible notes	translation adjustments	Accumulated deficit	Total

JANUARY 1, 2016	3,068,184	$350	-	$-	$4,839	$8,798	$(1,932)	$(6,598)	$5,457

Stock options exercised	10,545	1	-	-	26	-	-	-	27
Issuance of Common and Preferred Stock Series A in connection with conversion of convertible notes	312,004	32	3,059,730	309	8,524	(8,865)	-	-	-
Interest on convertible notes	-	-	-	-	-	67	-	(67)	-
Stock based compensation	-	-	-	-	111	-	-	-	111
Other comprehensive gain	-	-	-	-	-	-	93	-	93
Net loss	-	-	-	-	-	-		(2,878)	(2,878)

DECEMBER 31, 2016	3,390,733	$383	3,059,730	$309	$13,500	-	$(1,839)	$(9,543)	$2,810

Issuance of Common Stock in connection with conversion of notes in 2016	118,611	13	-	-	(13)	-	-	-	-
Issuance of Preferred Stock Series B for cash consideration of $8,249 net of $519 issuance costs	-	-	1,373,804	156	7,574	-	-	-	7,730
Stock based compensation	-	-	-	-	121	-	-	-	121
Other comprehensive gain	-	-	-	-	-	-	336	-	336
Net loss	-	-	-	-	-	-	-	(2,504)	(2,504)

DECEMBER 31, 2017	3,509,344	$396	4,433,534	$465	$21,182	-	$(1,503)	$(12,047)	$8,493

Exercise of Options	61	*	-	-	*	-	-	-	*
Issuance of Preferred Stock Series C for cash consideration of $5,350 net of $156 issuance costs	-	-	525,171	59	5,135	-	-	-	5,194
Stock based compensation	-	-	-	-	1,009	-	-	-	1,009
Other comprehensive gain	-	-	-	-	-	-	(748)	-	(748)
Net loss	-	-	-	-	-	-	-	(4,242)	(4,242)

DECEMBER 31, 2018	3,509,405	396	4,958,705	524	27,326		(2,251)	(16,289)	9,706

* Less than $1

The accompanying notes are an integral part of the financial statements.

ENLIVEX THERAPEUTICS R&D LTD.

STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net (loss)	$(4,242)	$(2,504)	$(2,878)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	121	83	58
Share-based compensation	1,009	121	111
Accrued income on deposits	-	-	(2)
Issuance expenses related to warrants exercisable into shares	-	19	-
Changes in values of warrants exercisable into shares	(132)
Changes in operating asset and liability items:
(Increases) decrease in prepaid expenses	(293)	33	108
(Increase) decrease in other receivables	(130)	(40)	465
Increase (decrease) in accounts payable trade	145	1	(42)
Increase (decrease) in accrued expenses and other liabilities	372	(11)	(10)
(Decrease) in payables to related parties	(11)	(6)	-
Net cash (used in) operating activities	(3,161)	(2,304)	(2,190)

Cash flows from investing activities
Investment in restricted cash	(32)	-	(5)
Purchase of property and equipment	(461)	(130)	(182)
Investment in short-term bank deposits	(40)	-	-
Release of short-term bank deposits, net	-	-	5,011
Net cash provided by (used in) investing activities	(533)	(130)	4,824

Cash flows from financing activities
Proceeds from issuance of preferred stock and warrants, net	5,194	8,055	-
Proceeds from exercise of options	*	-	27
Net cash provided by financing activities	5,194	8,055	27

Increase in cash and cash equivalents	1,500	5,621	2,661
Cash and cash equivalents - beginning of year	9,005	3,020	262
Exchange rate differences on cash and cash equivalents	(769)	364	97
Cash and cash equivalents - end of year	$9,736	$9,005	$3,020

Non-cash transactions:
Issuance of Common and Preferred Stock in connection with conversion of Convertible Notes and accrued interest	$-	$7	$8,865
Interest on convertible notes	$-	$-	$67

Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-	$-
Cash received for interest	$138	$37	$30

* Less than $1

The accompanying notes are an integral part of the financial statements.

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1 – GENERAL INFORMATION

a.	General

Enlivex Therapeutics R&D Ltd. (the” Company”), headquartered in Nes Ziona Israel, was incorporated under the laws of Israel and commenced operations on September 25, 2005. On March 24, 2019 the Company changed its name from Enlivex Therapeutics Ltd. to Enlivex Therapeutics R&D Ltd.

Since inception, the Company has been engaged in the development of an autologous and allogeneic  drug pipeline for the treatment of autoimmune and inflammatory conditions which involve over-expression or hyper-expression of cytokines (Cytokine Release Syndrome) such as CAR-T (Chimeric Antigen Receptor) cancer treatment procedures, Graft-versus-Host disease (GvHD) resulting from bone-marrow transplantations, solid organ transplantations and an assembly of autoimmune and inflammatory conditions, such as Crohn’s disease, rheumatoid arthritis, gout, multiple sclerosis,  and other disorders. The development is based on the discoveries of Professor Dror Mevorach, an expert on clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital (“Hadassah”).

On November 19, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bioblast Pharma Ltd., a company organized under the laws of the State of Israel (“Bioblast”) and which shares are listed for trading on the Nasdaq Stock Market, Inc., and Treblast Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Bioblast (“Merger Sub”), pursuant to which Merger Sub will merge (the “Merger”) with and into the Company, with the Company surviving as the continuing company in the Merger and becoming wholly owned by Bioblast upon the terms and subject to the conditions set forth in the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger each outstanding ordinary share and all outstanding options of the Company will be converted into Bioblast ordinary shares and options.

On March 25, 2019, Merger Sub and the Company consummated the Merger, and the Company became a wholly owned subsidiary of Bioblast. Upon completion of the Merger, the name of Bioblast changed to Enlivex Therapeutics Ltd., and Bioblast has been admitted for continued listing on the Nasdaq Capital Market under the new symbol “ENLV”. Each outstanding ordinary share and option of the Company was converted into approximately 0.04841 ordinary shares and options of Bioblast, subsequently, the Company’s equity holders owned approximately 96% of Bioblast’s issued and outstanding equity on a fully dilutes basis in accordance with the treasury stock method.

b.	Financial resources

The Company devotes substantially all of its efforts toward research and development activities. In the course of such activities, the Company has sustained operating losses and expects such losses to continue for the foreseeable future. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company’s accumulated deficit aggregated $16,289 through December 31, 2018. There is no assurance that profitable operations, if ever achieved, could be sustained on a continuing basis. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development.

The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

The Company’s management and board of directors believes that its current cash sources will enable the continuance of the Company’s activities for at least a year of the date the financial statements are issued with no need for additional fundraising.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s financial statements as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). The significant accounting policies described below have been applied on a consistent basis for all years presented.

The financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss. The Company classifies its expenses on the statement of comprehensive loss based on the operating characteristics of such expenses.

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.	Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make accounting estimates, judgments and assumptions, it also requires that management exercise its judgment in applying the Company’s accounting policies. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c.	Functional currency and translation to the reporting currency

The functional currency of the Company is the New Israeli Shekel (“NIS”), which is the local currency in which the entity operates.

The financial statements of the Company were translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.  Accordingly, assets and liabilities were translated from local currencies to U.S. dollars using yearend exchange rates, equity items were translated at the exchange rates of the date of the equity transaction, and income and expense items were translated at average exchange rates during the year.

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is different than the U.S. dollar) are reported in other comprehensive income (loss).

Balances denominated in, or linked to foreign currency are stated on the basis of the exchange rates prevailing at the balance sheet date.  For foreign currency transactions included in the statement of income, the exchange rates applicable on the relevant transaction dates are used.  Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses as applicable.

The following table presents data regarding the dollar exchange rate:

		U.S. $ Exchange rate
	In Points (*)	1 $ = NIS
At the end of:
2018	101.2	3.748
2017	100.4	3.467
2016	100.0	3.845

Increase (decrease) during the year:
2018	0.8%	8.1%
2017	0.4%	(9.8)%
2016	(1.2)%	(1.5)%

(*) Based on the Index for December of each year, on the basis of 2016 Index = 100 points.

d.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Restricted cash:

Restricted cash held in interest bearing saving accounts which are used as a security for the Company’s facility leasehold bank guarantee.

f.	Non-current prepaid expenses:

Non-current prepaid expenses consist of non-current lease deposits as security for the Company’s motor vehicles leases.

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

g.	Property and equipment

Property and equipment are stated at historical cost less depreciation. Assets are depreciated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Computers	33
Office furniture and equipment	7
Leasehold improvements	10
Laboratory equipment	15-33

h.	Impairment of non-financial assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2018, 2017, and 2016, no impairment losses have been identified.

i.	Stock-based compensation

The Company recognizes equity-based compensation expenses for awards of equity instruments to employees and non-employees based on the grant date fair value of those awards in accordance with FASB ASC Topic 718, Stock Compensation (“ASC 718”). ASC 718 requires all equity-based compensation awards to employees and non-employee directors, including grants of restricted shares and stock options, to be recognized as expense in the consolidated statements of operations based on their grant date fair values. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The option pricing model requires a number of assumptions. There is no active external or internal market for the Company’s common shares, consequently the Company utilized third-party valuations to estimate the fair value of its Ordinary Shares. For the estimation of the expected volatility of the Company’s share price, the Company used the historical volatility of comparable companies in the industry with characteristics similar to the Company, including stage of product development and focus on the life science industry. The expected term of options granted represents the period of time that options granted are expected to be outstanding, the company uses management’s estimates for the expected term of options due to insufficient readily available historical exercise data. The risk-free interest rate is based on the yield rates of U.S. Government Treasury Bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company accounts for stock options issued to non-employees in accordance with ASC Topic 505-50 “Equity -Based Payment to Non-Employees” and accordingly the value of the stock compensation to non-employees is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete. Share-based awards to non-employees are remeasured at each reporting date and compensation costs are recognized as services are rendered. The Company believes that the fair value of these awards is more reliably measurable than the fair value of the services rendered.

j.	Employees benefits

Post-employment benefits - The majority of the Company’s employees are signed on Section 14 of Israel’s Severance Pay Law, 5723-1963 (“Section 14”). Pursuant to Section 14, the employees are entitled only to an amount of severance pay equal to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees, consequently a severance pay liability is not recorded on the Company’s balance sheet. With respect to an employee that is not covered by section 14, the Company accrues a liability net of the plan assets.

Short term employee benefits - Labor laws in Israel entitle every employee to vacation days, paid sick leave and recreation pay, computed annually. The Company recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

k.	Revenue Recognition

The Company has not yet generated any revenue from product sales.

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

l.	Research and development expenses

Research and development expenses are charged to the statement of operations and comprehensive loss as incurred and consist of salaries, stock-based compensation, benefits and other personnel-related costs, fees paid to consultants, clinical trials, patent costs and facilities and overhead costs. As of December 31, 2018, the Company has not yet capitalized development expenses.

m.	Patents

The Company expenses all costs associated with patents for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company is applying for a number of patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company has recorded a charge to operations of approximately $242, $219 and $87 for the years ended December 31, 2018, 2017 and 2016, respectively, related to its patents’ costs.

n.	Income taxes

The Company accounts for income taxes in accordance with ASC 740-10 “Accounting for Income Taxes”. This Statement requires the use of the liability method of accounting for income taxes, whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As the Company is currently engaged primarily in development activities and is not expected to generate taxable income in the foreseeable future, the Company provides a valuation allowance, to reduce deferred tax assets to their estimated realizable value.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2018, the Company provided a liability of $222, see note 5, for uncertain tax positions related to tax withholding matters from prior years. The Company does not expect that the amounts of uncertain tax positions will change significantly within the next year.

o.	Loss per share

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Share.”

All outstanding preferred stock, options and warrants for the years ended December 31, 2018, 2017 and 2016 have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all years presented. For the years ended December 31, 2018, 2017 and 2016 the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share were 8,638,789, 4,926,621and 3,707,654, respectively. The following data shows the amounts used in computing income (loss) per share and the effect on income (loss):

	Year ended December 31,
Basic and diluted (loss) per share:	2018	2017	2016
(Loss) income from continuing operations	$(4,242)	$(2,503)	$(2,878)
Interest on convertible notes		-	(67)
Interest of 6% to Cumulative Preferred Stock	(659)	(717)	(497)
	$(4,901)	$(3,220)	$(3,442)

Number of common shares at the beginning of the year	3,509,344	3,390,733	3,068,184
Stock options exercised	2	-	3,958
Common shares issued in connection with conversion of convertible notes	-	35,192	285,505
Number of shares used in per share computation	3,509,346	3,425,925	3,357,647

Basic net income (loss) per share	$(1.40)	$(0.94)	$(1.03)

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and restricted cash.

Cash and cash equivalents are invested in major banks in Israel. Such deposits in Israel are not insured. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company has no foreign exchange contracts or any other hedging arrangements.

q.	Fair value of financial instruments

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), pursuant to which fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

The financial instruments presented on the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted prices included within level 1 that are observable either directly or indirectly.

Level 3 - inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data). The Company’s warrants exercisable into shares liability are classified as level 3 in the fair value hierarchy, and measured at fair value on a recurring basis.

r.	Comprehensive income (loss)

Comprehensive loss is the change in stockholders’ equity from transactions and other events and circumstances other than those resulting from investments by stockholders and distributions to stockholders.

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements.

The Company’s other comprehensive income (loss) is currently comprised of gains or losses resulting from translation adjustments which result from translating the Company’s financial statements into U.S. dollars when its functional currency is different than the U.S. dollar.

s.	New standards and interpretations

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This update allows companies the option to reclassify to retained earnings the tax effects related to items in Accumulated Other Comprehensive Income (Loss) as a result of the Tax Cuts and Jobs Act that was enacted on December 22, 2017. This update is effective in fiscal years, including interim periods, beginning after December 15, 2018, and early adoption is permitted. This guidance should be applied either in the period of adoption or retrospectively to each period in which the effects of the change in the U.S. federal income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this standard is not expected to impact the Company’s financial condition, results of operations, and cash flows.

In May 2017, the FASB issued ASU No. 2017-09, Compensation (Topic 718), which provides clarity and reduces both the diversity in practice and cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments in this update provide guidance on which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company has adopted ASU 2017-09 and the adoption of the amendment did not have a material impact on its financial condition, results of operations, and cash flows.

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

s.	New standards and interpretations (cont.)

In August 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 clarifies whether eight specifically identified cash flow issues should be categorized as operating, investing or financing activities in the statement of cash flows. The guidance is effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. The adoption of ASU 2016-15 did not impact the Company’s financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to provide financial statement users with more useful information about expected credit losses on financial assets held by a reporting entity at each reporting date. The new standard replaces the existing incurred loss impairment methodology with a methodology that requires consideration of a broader range of reasonable and supportable forward-looking information to estimate all expected credit losses. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2019 and early adoption is permitted for fiscal years and interim periods within those years beginning after December 15, 2018. The Company is currently assessing the impact of this ASU on its financial statements, but expect the impact to be immaterial.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this update require a lessee to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term for all leases with terms greater than twelve months. For leases less than twelve months, an entity is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Also, in July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, to provide an additional transition method. An entity can now elect not to present comparative financial information under Topic 842 if it recognizes a cumulative-effect adjustment to retained earnings upon adoption. The Company intends to make this election. The amendments in these updates are effective for the Company for fiscal years beginning with 2019, including interim periods within those years, with early adoption permitted. The Company has performed an assessment of the impact of the adoption of the amendments in these updates on the Company’s financial position and results of operations for the Company’s leases, which consist of facility and vehicles leases. Based on that assessment, the Company has estimated that the adoption of Topic 842 will result in the recognition of approximately $458 of right-of-use assets and lease liabilities as of January 1, 2019. Also, the impacts from the adoption of Topic 842 to the Company’s accumulated deficit as of January 1, 2019 and to results of operations for the year ending December 31, 2019 are not expected to be material.

NOTE 3 – CASH AND CASH EQUIVALENTS

	December 31,
	2018	2017

Cash held in banks	$1,029	$498
Bank deposits in U.S.$ (annual average interest rates 1.81% and 1.37%)	8,707	8,507
	$9,736	$9,005

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	December 31,
	2018	2017

Cost:
Laboratory equipment	$797	$533
Computers	86	80
Office furniture & equipment	58	55
Leasehold improvements	228	126
	1,169	794

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4 – PROPERTY AND EQUIPMENT (cont.)

	December 31,
	2018	2017

Accumulated depreciation:
Laboratory equipment	331	266
Computers	62	51
Office furniture & equipment	13	10
Leasehold improvements	78	79
	484	406
Depreciated cost	$685	$388

For the years ended December 31, 2018, 2017 and 2016, depreciation expenses were $121, $83 and $58, respectively.

NOTE 5 – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2018	2017

Vacation, convalescence and bonus accruals	$211	$133
Employees and payroll related	158	104
Tax provision for uncertain tax position	222	240
Accrued expenses and other	353	157
	$944	$634

NOTE 6 – WARRANTS

On September 15, 2017 the Company issued shares of Series B Preferred Stock and warrants exercisable into shares of Series B Preferred Stock, see note 9c.

	Year ended December 31,
	2018	2017
Balance at January 1	$344	$-
Exchange differences arising from translation to presentation currency	(20)
Fair value of warrants at issuance date		344
Changes in values of warrants exercisable into shares liability	(132)	-
Balance at December 31	$192	$344

The fair value of warrants granted was valued by using the OPM pricing model. Fair values were estimated using the following assumptions for the warrants call option:

	Year ended December 31,
	2018	2017
Dividend yield	-	-
Expected yearly volatility	75.8%	75.83%
Annual risk-free interest	2.74%	1.39%
Expected life	1 month	2 years

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

1)	Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the Israel Innovation Authority), computed on the basis of proceeds from the sale or license of products which development was supported by State grants.

In accordance with the terms of the financial participation, the State is entitled to royalties on the sale or license of any product which development was supported with State participation.

These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at the LIBOR rate.

The aggregate contingent obligation payable by the Company as of December 31, 2018 was approximately $3,973 which represents the gross amount of grants actually received by the Company from the Israel Innovation Authority, including accrued interest as of December 31, 2018.

As of December 31, 2018, the Company had not paid any royalties to the Israel Innovation Authority.

2)	Lease agreements

-	On September 17, 2015 the Company entered into a rental agreement for approximately 283 square meters of offices and laboratory space in the biotechnology park in the Hadassah University Hospital. The rental agreement is for a period of 4 years commencing December 31, 2015 and can be extended by an additional period of 4 years. The monthly rental and management fees are NIS 22 ($6) linked to the Israeli CPI. To secure the liability of the Company for the new lease, the Company provided the lessor a bank guarantee in an amount of approximately $20 thousand (NIS 75 thousand).

-	On July 30, 2018 the Company entered into a rental agreement for approximately 420 square meters of offices and laboratory space in the biotechnology park in Ness Ziona. The rental agreement is for a period of 5 years commencing September 1, 2018 and can be extended by an additional period of 5 years. The monthly rental and management fees are NIS 26 ($7). To secure the liability of the Company for the new lease, the Company provided the lessor a bank guarantee of approximately NIS 115 ($31).

-	The Company has entered into three motor vehicles operating lease agreements.

Future minimum lease commitments under the abovementioned operating leases as of December 31, 2018, are as follows:

2019	$185
2020	115
2021	97
2022	83
2023	62
$542

NOTE 8 – TRANSACTIONS WITH RELATED PARTIES

Expenses (income):

	Year ended December 31,
	2018	2017	2016
Benefits to related parties:
Compensation to non-employees directors	$-	$-	$21
Share based Compensation to non-employees directors	$73	$(29)	47
Other related parties expenses	$50	$-	$-
Other Comprehensive loss - interest on convertible notes	$-	$-	$67

Key management compensation:

Key management includes directors (executive and non-executive) and executive officers.

	Year ended December 31,
	2018	2017	2016
Salaries and employee benefits	$500	$517	$520
Share-based compensation	745	51	62
	$1,245	$568	$582

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 – EQUITY

a)	Shares of Common Stock confer upon their holders the right to participate and vote in general stockholders’ meetings, to share in the distribution of dividends if declared by the Company and the right to receive assets of the Company upon its liquidation.

Shares of Preferred Stock confer on their holders all rights accruing to holders of Common Stock, and, in addition, bear certain conversion and preference rights. Preferred A, Preferred B and Preferred C Stock also confer upon their holders the right to receive an annual dividend amount equal to the original issue price of each Preferred Stock plus a cumulative preference of 6% of the original issue price per annum compounded annually until the lapse of two years from their issuance date.

Accumulated unpaid dividends to series A, series B and series C Convertible Preferred Stock holders as of December 31, 2018, 2017 and 2016 were $1,872, $1,213 and $496, respectively.

b)	On September 12, 2018 the Company issued 520,263 shares of Series C Preferred Stock for cash consideration of $5,300. During December 2018 the Company issued additional 4,908 shares of Series C Preferred Stock for cash consideration of $50. Issuance costs in relation to the financing round in the amount of $156 were allocated to additional paid in capital.

c)	On September 15, 2017 and October 20, 2017, the Company issued a total of 1,373,804 shares of Series B Preferred Stock of the Company, and a total of 1,773,398 warrants exercisable into shares of Series B Preferred Stock for a total cash consideration of $8,550 comprising of:

Shares of Series B Preferred Stock	$7,730
Issuance costs allocated to Preferred Stock	519
8,249
Fair value attributed to the investors’ warrants	301
$8,550

The warrants can be exercised only (i) post the consummation of a public listing of the Company’s shares on an Asian-Pacific stock exchange, with aggregate proceeds of at least $25,000 and a price per share reflecting a company pre-money Company valuation of at least $200,000; (ii) post the consummation of an M&A transaction with a Asian-Pacific company reflecting a Company valuation of at least $200,000; or (iii) post the closing of a licensing agreement between the Company and an Asian-Pacific party that provides for an initial payment to the Company of at least $25,000. (together, i, ii and iii, the “Exercise Event”).

The warrants will be canceled and nullified prior to its expiration date upon the consummation of a public listing of the Company’s shares on a non-Asian-Pacific stock exchange or upon the consummation of an M&A transaction with a non-Asian-Pacific company.

If exercised, each warrant converts into 1 share of Series B Preferred Stock of the Company at an exercise price of $6.22 per share subject to the fulfillment of an Exercise Event. The warrants will expire at the earlier of 36 months from the issuance date or an Exercise Event as defined in the warrant agreements, the exercise period may be extended under certain conditions in the case the warrants have not been canceled and nullified. The warrants may be exercised via a cashless exercise mechanism, whereby the number of shares the value of which equals the exercise premium in cash will be deducted from the number of shares to be issued upon exercise of the warrant. In addition, the number of warrants outstanding will be customarily adjusted subject to certain events specified in the warrant agreement, such as stock dividend, share split and others.

The Company issued additional warrants in settlement of issuance costs to purchase 48,204 shares of Series B Preferred Stock at $6.22 per warrant, subject to certain adjustments, for a period of 7 years. These warrants may also be exercised on a cashless basis. The fair value of these warrants issued at grant date was $37 and was considered as additional issuance costs.

In accordance with ASC 815: “Derivatives and Hedging”, one of the characteristics of a derivative is that its terms require or permit net settlement. Accordingly, all warrants were classified as a non-current liability measured at fair value.

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 – EQUITY (cont.)

The Company first allocated the proceeds of the issuance to the warrants; the remaining proceeds were allocated to the shares and were recorded to equity.

The total issuance costs in relation to the financing round in the amount of $538 were allocated between the warrants and the shares in proportion to the allocation of the proceeds. The portions of the issuance costs in the amount of $19 that were allocated to the warrants and recorded as financial expense in the Company’s statement of comprehensive loss. The portions of the issuance costs that were allocated to the Preferred Stock of $519, were recorded to the additional paid in capital in the Company’s balance sheet.

d)

On February 1, 2016 the entire aggregate principal amount of convertible notes issued by the Company in 2014 with all accrued and unpaid interest thereon, in the amount of $8,865 was converted into 3,059,730 shares of Series A convertible preferred stock.

312,004 and 118,611 shares of common stock have been issued to several shareholders, who were entitled to certain anti-dilution rights on February 1, 2016 and September 14, 2017, respectively.

NOTE 10 – SHARE-BASED COMPENSATION

a)	Stock option plan – general

Options granted under the Equity Incentive Plans and agreements expire after ten years from the date of grant. Upon termination of the optionee’s employment or other relationship with the Company, options cease vesting, vested options forfeit. Ordinary shares underlying options that are canceled or not exercised within the option term become available for future grant.

In 2007, the Company adopted its 2007 Incentive Compensation Plan (the “Equity Incentive Plan”) under which 48,466shares were authorized for issuance to its employees, outside directors and consultants.

In 2014, the Company adopted its Global Share Incentive Plan (2014) (the “2014 Equity Incentive Plan”) under which 1,835,204shares are authorized for issuance to its employees, officers, directors and consultants.

As of December 31, 2018, none of the shares under the 2007 Equity Incentive Plan and 23,182shares under the 2014 Equity Incentive Plan were available for future grant.

b)	Employees’ and directors stock options

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions during the periods indicated:

	Year ended December 31,
	2018	2017	2016
Weighted Average Risk-free interest rate	2.88%	2.25%	1.34%
Dividend yield	-	-	-
Weighted Average Volatility factor	74.91%	73.31%	72.57%
Weighted Average Expected life of the options	6	6	6

The following table contains additional information concerning options granted to employees and directors under the existing stock-option plans:

	For the year ended December 31,
	2018		2017		2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	974,272	$4.54	453,973	$2.69	483,482	$2.69
Granted	271,355	$5.78	590,839	$5.78	11,667	$2.69
Forfeited and expired	(162,543)	$4.96	(70,540)	$2.69	(30,631)	$2.69
Exercised	(61)	$2.69	-	$-	(10,545)	$2.69
Outstanding at end of the year	1,083,023	$4.75	974,272	$4.54	453,973	$2.69
Exercisable at end of the year	457,721	$3.72	243,373	$2.69	143,974	$2.69

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 – SHARE-BASED COMPENSATION (cont.)

b)	Employees’ and directors stock options (cont.)

Following is a summary of changes in nonvested shares granted to employees and directors:

	For the year ended December 31,
	2018		2017		2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	730,899	$5.37	309,999	$2.69	444,241	$2.69
Granted	271,355	$5.78	590,839	$5.78	11,667	$2.69
Vested during the year	(217,733)	$4.75	(102,724)	$2.69	(115,278)	$2.69
Forfeited during the year	(159,219)	$5.16	(67,215)	$2.69	(30,631)	$2.69
Balance at end of the year	625,302	$5.58	730,899	$5.37	309,999	$2.69

The weighted-average fair value at grant date of the options granted 2018, 2017 and 2016 were $5.78, $ 0.207 and $ 0.826.

The total unrecognized estimated compensation cost related to non-vested employees’ and directors’ stock options granted until December 31, 2018 was $1,274, which is expected to be recognized over a weighted average period of 1.82 years.

c)	Consultants’ stock options

The estimated fair value of stock option awards was determined using the Black-Scholes option valuation model with the following weighted-average assumptions during the periods indicated:

	Year ended December 31,
	2018	2017	2016

Weighted Average Risk-free interest rate	2.55%	2.25%	-
Dividend yield	-	-	-
Weighted Average Volatility factor	75.23%	73.31%	-
Weighted Average Expected life of the options	6	6	-

The following table contains additional information concerning options granted to consultants under the existing stock-option plans:

	For the year ended December 31,
	2018		2017		2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	684,506	$3.51	398,937	$2.69	398,937	$2.69
Granted	33,889	$6.40	285,569	$4.54	-	$-
Forfeited and expired	-	$-	-	$-	-	$-
Exercised	-	$-	-	$-	-	$-
Outstanding at end of the year	718,395	$3.72	684,506	$3.51	398,937	$2.69
Exercisable at end of the year	568,921	$2.89	529,586	$2.69	398,937	$2.69

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10 – SHARE-BASED COMPENSATION (cont.)

c)	Consultants’ stock options (cont.)

Following is a summary of changes in nonvested shares granted to consultants:

	For the year ended December 31,
	2018		2017		2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	154,920	$6.20	-	$-	398,937	$2.69
Granted	33,889	$6.40	285,569	$4.54	-	$-
Vested during the year	(39,335)	$6.20	(130,649)	$2.69	(398,937)	$2.69
Forfeited during the year	-	$-	-	$-	-	$-
Balance at end of the year	149,474	$6.20	154,920	$6.20	-	$-

The total unrecognized estimated compensation cost related to non-vested consultants’ stock options granted until December 31, 2018 was $690, which is expected to be recognized over a weighted average period of 2.9 years.

d)	Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for all options outstanding at December 31, 2018:

exercise price	Number of options outstanding	Remaining contractual Life (in years)	No. of options exercisable
$1.86	533	0.8	533
$2.69	736,034	6.0	668,382
$2.69	35,895	1.5	35,895
$2.69	7,310	7.2	3,655
$2.69	137,814	8.2	132,440
$2.69	16,622	9.0	16,622
$6.22	561,966	9.0	169,115
$6.22	73,504	9.1	-
$6.22	53,192	9.6	-
$6.22	3,147	9.7	-
$6.22	108,928	9.8	-
$2.69	49,867	9.8	-
$10.12	2,421	9.9	-
$6.22	14,185	9.9	-
	1,801,418		1,026,642

The total intrinsic value of options granted and options exercised during 2018 was $963 and $0, respectively.

e)	The following table summarizes share-based compensation expenses related to grants under the Equity Incentive Plan included in the statements of operations:

	Year ended December 31,
	2018	2017	2016
Research & development	$862	$123	$21
General & administrative	147	(2)	90
Total	$1,009	$121	$111

      ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11 – TAXES ON INCOME

a.	The Israeli corporate tax rate was 25% in 2016. As of January 1, 2017, the corporate tax rate was reduced to 24% and to 23% as of January 1, 2018 and onwards.

b.	The Company has not been assessed for tax purposes since its incorporation. Tax assessments through the year ended December 31, 2013 are deemed to be final.

c.	As of December 31, 2018, the Company had carry-forwards losses amounting to approximately $12,050. These carried forward losses have no expiration date.

d.	The components of the provision for income taxes are as follows:

Year ended December 31,
	2018	2017	2016
Current tax	$-	$-	$-
Deferred tax	-	-	-
Provision for income taxes, net	$-	$-	$-

e.	Reconciliation of the theoretical tax expenses:

	Year ended December 31,
	2018	2017	2016
Loss before taxes	$4,242	$2,503	$2,878
Statutory tax rate	23%	24%	25%
Tax benefit	976	601	719
Permanent differences	(237)	(30)	(28)
Valuation allowance	(778)	(501)	(652)
Differences in tax rate	-	(36)	(65)
Translation differences	39	(34)	26
Tax expenses	$-	$-	$-

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

As of December 31, 2018, the Company has provided full valuation allowance in respect of deferred tax assets. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized in the foreseeable future.

Components of the Company’s deferred tax liabilities and assets are as follows:

	Year ended December 31,
	2018		2017		2016
Tax assets in respect of:	$		$		$
Accrued employees benefits		31		18		17
Research and development expenses		615		379		414
Net loss carry forward		2,771		2,242		1,707
Total deferred tax assets		3,417		2,639		2,138
Less - valuation allowance		(3,417)		(2,639)		(2,138)
Deferred tax assets		$-		$-		$-

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12 – FAIR VALUE MEASUREMENT

The Company’s financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2018, 2017 and 2016:

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$9,736	$9,736	$-	$-
Short term deposits	40	40	-	-
Restricted cash	56	56	-	-
Total financial assets	$9,832	$9,832	$-	$-

Warrants	$192	$-	$-	$192
Total financial liabilities	$192	$-	$-	$192

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$9,005	$9,005	$-	$-
Restricted cash	27	27	-	-
Total financial assets	$9,032	$9,032	$-	$-

Warrants	$344	$-	$-	$344
Total financial liabilities	$344	$-	$-	$344

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,020	$3,020	$-	$-
Restricted cash	25	25	-	-
Total financial assets	$3,045	$3,045	$-	$-

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Research and development expenses – net

	Year ended December 31,
	2018	2017	2016
Payroll and related expenses	$1,317	$593	$732
Research and development services	1,237	493	832
Patent-related expenses	242	219	87
Share Based Compensation	862	123	21
Depreciation	121	83	58
Other	476	180	203
	4,255	1,691	1,933
Israel Innovation Authority participation in research and development costs and royalties payable	-	-	96
	$4,255	$1,691	$2,029

ENLIVEX THERAPEUTICS R&D LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

b.	General and administrative expenses

	Year ended December 31,
	2018	2017	2016
Payroll expenses and management fees	$525	$365	$373
Professional fees	208	70	211
Office maintenance and other	107	23	96
Share Based Compensation	147	(2)	90
Travel Expenses	57	24	23
	$1,044	$480	$793

c.	Financial income

	Year ended December 31,
	2018	2017	2016
Interest income	$138	$37	$30
Exchange differences, net	790	-	-
Net change in fair value warrants	132	-	-
	$1,060	$37	$30

d.	Financial expenses

	Year ended December 31,
	2018	2017	2016
Issuance expenses related to warrants	$-	$19	$-
Exchange differences, net	-	350	84
Bank commissions	3	1	2
	$3	$370	$86

NOTE 14 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following events necessitated disclosure:

On March 25, 2019 pursuant to the Merger Agreement, the Company consummated a Merger and became a wholly owned subsidiary of Bioblast Pharma Ltd. as described in note 1.a.

In connection with the consummation of the Merger, the Company amended its Articles of Association in order to change the registered capital of the Company into 45,000,000 ordinary shares of NIS 0.40 each.

On March 24, 2019 the Company changed its name from Enlivex Therapeutics Ltd. to Enlivex Therapeutics R&D Ltd. and Bioblast Pharma Ltd. changed its name to Enlivex Therapeutics Ltd.

Unaudited Pro Forma Financial Information for Merger

The following unaudited pro forma condensed combined financial information was prepared under United States generally accepted accounting principles (“U.S. GAAP”), and gives effect to the transaction between Enlivex Therapeutics Ltd. (“Enlivex”), Merger Sub and Bioblast Pharma Ltd. (“Bioblast”) to be accounted for as a reverse acquisition under U.S. GAAP (the “Merger”). In addition, the unaudited pro forma condensed combined financial information gives effect to the proposed issuance of 437,733 shares of Bioblast common stock to be issued for an aggregate purchase price of $5,362 in a private Offering. The closing of the Financing will occur immediately prior to the closing of the Merger and is contingent upon the satisfaction or waiver of all conditions precedent to the closing of the Merger.

The Merger is accounted for as a reverse recapitalization under U.S. GAAP. Enlivex was determined to be the accounting acquirer based upon the terms of the Merger and other factors including: (i) Immediately following the closing of the Merger, after giving effect to the equity issuance and applying the exchange ratio, Enlivex’s securityholders will hold approximately 96% of the outstanding common stock of the post-merger Enlivex on a fully-diluted basis, (ii) Enlivex will hold all of the board seats of the combined company and (iii) Enlivex’s management will hold all key positions in the management of the combined company.

The following unaudited pro forma condensed combined financial statements are based on Enlivex’s historical financial statements and Bioblast’s historical financial statements, as adjusted, to give effect to Enlivex’s reverse recapitalization of Bioblast. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2018 give effect to these transactions as if they had occurred on January 1, 2018. The unaudited pro forma condensed combined balance sheet as of December 31, 2018 gives effect to these transactions as if they had occurred on December 31, 2018.

To consummate the Merger, Bioblast’s stockholders approved the proposed Reverse Stock Split. Per the terms of the Merger Agreement, at the closing of the Merger, each outstanding share of Enlivex common stock will be converted into the right to receive shares of Bioblast common stock. These unaudited pro forma condensed combined financial statements have been retroactively restated to reflect the impact of the proposed one-for-eight Bioblast’s Reverse Stock Split.

Bioblast will be the legal acquirer but, for accounting purposes, Enlivex will be treated as the accounting acquirer. Effective with the consummation of the Merger, the historical financial statements of Enlivex will become the historical financial statements of the consolidated company.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of reverse recapitalization accounting is dependent upon certain conditions that have yet to be met and upon Management’s judgment and estimates of future events. Accordingly, the unaudited pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final reverse recapitalization accounting, expected to be completed after the closing of the transaction, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Bioblast and Enlivex been a combined organization during the specified periods.

Other than as disclosed in the footnotes thereto, the unaudited pro forma condensed combined financial information does not reflect any additional liabilities, off-balance sheet commitments or other obligations that may become payable after the date of such financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet

U.S. dollars in thousands

	Historical Enlivex	Historical Bioblast	Pro Forma Adjustments	Note	Pro Forma Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$9,736	$377	$4,963	d,e	$15,076
Short term deposits	40	-	-		40
Prepaid expenses	288	472	(260)	d	500
Other receivables	213	16	-		229

Total Current Assets	10,277	865	4,703		15,845

Non-Current Assets
Restricted cash	56		-		56
Long-term prepaid expenses	16		-		16
Property and equipment, net	685	-	-		685
Total Non-Current Assets	757		-		757
TOTAL ASSETS	$11,034	$865	$4,703		$16,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$173	$16	$-		$189
Accrued expenses and other liabilities	944	19	-		963
Payables to related parties	13	78	-		91

Total Current Liabilities	1,130	113	-		1,243

Non-Current Liabilities
Retirement benefit obligations	6	-	-		6
Warrants	192	-	(192)	b	-
Total Non-Current Liabilities	198		(192)		6
Commitments and Contingent Liabilities
TOTAL LIABILITIES	1,328	113	(192)		1,249

SHAREHOLDERS’ EQUITY
Common stock	396	46	632	a,b,c,e	1,074
Preferred Stock	524	-	(524)	b	-
Additional paid in capital	27,326	48,572	(43,079)	a,b,c,d,e,	32,819
Foreign currency translation adjustments	(2,251)	-			(2,251)
Accumulated deficit	(16,289)	(47,866)	47,866	c	(16,289)
TOTAL SHAREHOLDERS’ EQUITY	9,706	752	4,895		15,353
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,034	$865	$4,703		$16,602

Unaudited Pro Forma Condensed Combined Statement of Operations

U.S. dollars in thousands (except shares and per share data)

	Historical Enlivex	Historical Bioblast	Pro Forma Adjustments	Note	Pro Forma Consolidated

Revenues	$-	$-	$-		$-
Operating expenses:
Research and development expenses, net	4,255	310	-		4,565
General and administrative expenses	1,044	1,802	-		2,846
	5,299	2,112			7,411

Operating loss	(5,299)	(2,112)	-		(7,411)

Financial income	1,060	12	-		1,072
Financial expenses	(3)	(16)	-		(19)

Taxes on Income	-	4	-		4

Net (loss)	$(4,242)	$(2,112)	$-		$(6,354)

Other comprehensive gain (loss)
Interest on convertible notes
Exchange differences arising from translating financial statements from functional to presentation currency	(748)	-	-		(748)
Total other comprehensive gain (loss)	(748)	-			(748)
Total comprehensive (loss)	$(4,990)	$(2,112)	$-		$(7,102)

Basic & diluted (loss) per share	$(1.40)	$(5.02)			$(2.00)
Weighted average number of shares outstanding	3,509,346	420,394		f	3,509,346

Notes to Unaudited Pro Forma Condensed Combined Financial Information

U.S. dollars in thousands (except shares and per share data)

1) Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP. The assumptions and estimates underlying the adjustments to the unaudited pro forma financial statements are described in the accompanying notes, which should be read together with the unaudited pro forma condensed combined financial statements. For the purposes of the unaudited pro forma condensed combined financial information, the accounting policies of Bioblast and Enlivex are aligned with no differences.

 In the unaudited pro forma condensed consolidated financial data, the Merger has been accounted for as a capital transaction rather than as a business combination. In accordance with U.S. GAAP, the Merger will be accounted for as a reverse recapitalization, equivalent to the issuance of common shares by the post-merger Enlivex for the net assets of Bioblast accompanied by a re-capitalization. Bioblast will be the legal acquirer but, for accounting purposes, Enlivex will be treated as the accounting acquirer. Enlivex will record Bioblast’s net assets assumed upon the consummation of the Merger. Effective with the consummation of the Merger, the historical financial statements of Enlivex becomes the historical financial statements of the consolidated company.

The unaudited pro forma combined financial information is based on the audited financial statements of the companies as of December 31, 2018. As such, the financial data set forth below is not a prediction or estimate of the amounts that would be reflected in post-merger Enlivex’s balance sheet as of the day of closing of the transactions. Other than as disclosed in the footnotes thereto, the unaudited pro forma combined financial information does not reflect any additional liabilities, off-balance sheet commitments or other obligations that may become payable after the date of such financial data.

The unaudited pro forma consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Bioblast and Enlivex been a consolidated company during the specified periods.

2) Description of Transaction

On November 19, 2018, Bioblast Pharma Ltd., an Israeli corporation (“Bioblast”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enlivex Therapeutics, Ltd., an Israeli private corporation (“Enlivex”), and Treblast Ltd., a wholly owned subsidiary of Bioblast (“Merger Sub”), pursuant to which Merger Sub will merge (the “Merger”) with and into Enlivex, with Enlivex surviving as the continuing company in the Merger and becoming wholly owned by Bioblast upon the terms and subject to the conditions set forth in the Merger Agreement. In connection with the Merger, Bioblast will change its name from Bioblast Pharma Ltd. to Enlivex Therapeutics Ltd. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel.

Upon the closing of the Merger, the outstanding shares of Enlivex’s common stock will be exchanged for shares of common stock of Bioblast at an exchange ratio of one share of Enlivex common stock to 0.048412544444 shares of Bioblast common stock (the “Exchange Ratio”). Immediately following the closing of the Merger, after giving effect to the Equity Issuance and applying the Exchange Ratio, Enlivex’s and Bioblast’s securityholders are expected to own approximately 96% and 4% of the outstanding common stock of the post-merger Enlivex on a fully-diluted basis.

At the Effective Time, the post-merger Enlivex board of directors is expected to consist of 8 members, designated by Enlivex.

The Merger Agreement contains certain termination rights for both Bioblast and Enlivex, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $250.

The Merger shall be subject prior to the closing to a private offering consummated that shall provide aggregate gross proceeds of not less than $5,362, accordingly, the unaudited pro forma condensed combined financial information gives effect to the proposed issuance of 437,733 shares of Bioblast common stock to be issued for an aggregate purchase price of $5,362 in such private offering.

At the closing of the Merger, Bioblast, Enlivex, Dr. Dalia Megiddo, as representative of Bioblast’s stockholders, and a rights agent will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, Bioblast stockholders will receive one CVR for each share of Bioblast’ common stock held of record immediately prior to the closing of the Merger. Each CVR will represent the right to receive payments based on Bioblast’ Trehalose asset. CVR holders will be entitled to receive 100% of any payments up to $20,000 received and 50% of all then subsequent consideration, net of all CVR transaction expenses.

The CVR will not be transferable, except in limited circumstances and will not be registered with the SEC. Dr. Dalia Megiddo, Bioblast’s current President, will be appointed to serve as the representative of the CVR holders’/former Bioblast stockholders’ interests under the CVR Agreement.

On February 15, 2019, Bioblast entered into an Asset Purchase Agreement with Seelos Therapeutics, Inc. (“Seelos”), pursuant to which, Seelos acquired all of the assets relating to Bioblast’ Trehalose asset for a cash consideration of $3,500 of which $1,500 were paid, additional $2,000 are payable by February 15, 2020. Under the terms of the Asset Purchase Agreement, Seelos agreed to pay additional $17,000 cash consideration upon the achievement of certain milestones and approvals in the future. In addition, Seelos agreed to pay a cash royalty equal to 1% of the net sales of Trehalose.

3) Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the acquisition consideration exchanged and to adjust amounts related to the assets and liabilities of Bioblast to reflect the preliminary estimate of their fair values, and to reflect the impact on the statements of operations of the Merger as if the companies had been consolidated during the period presented therein. The unaudited pro forma condensed consolidated financial information includes pro forma adjustments that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed consolidated statements of operations, expected to have a continuing impact on the results of operations of the consolidated company.

The pro forma adjustments included in the unaudited pro forma condensed consolidated financial statements are as follows:

(a)	Represents the issuance of 420,554 shares of common stock of Enlivex to the shareholders of Bioblast in connection with the Merger and adjustments due to reverse merger and its effect on the shares of common stock and additional paid in capital.

(b)	Represents conversion of all Enlivex outstanding preferred stock with all accrued and unpaid dividends thereon of approximately $2,070 and 48,232 outstanding Enlivex warrants into 5,499,896 common stock of Enlivex Therapeutics Ltd. common stock

(c)	Represents the elimination of the historical equity of Bioblast

Common Stock	(45)
additional paid-in-capital	(48,571)
Accumulated deficit	47,864
Recapitalization adjustment	752

(d)	Reflects an adjustment of approximately $260 for transaction costs, such as consultants’ fees, legal and accounting expenses incurred as of December 31, 2018 and additional $399 estimated transaction costs that were not incurred until December 31, 2018.

(e)	Represents the issuance of 437,733 Ordinary shares of Bioblast common stock for an aggregate purchase price of $5,362 in a private offering.

(f)	The basic and diluted shares outstanding on a pro forma consolidated basis were calculated based on the shares issued for the Conversion and Equity Issuance upon Merger close.

(g)	The pro forma consolidated shares outstanding as of December 31, 2018 are calculated as follows:

Description	Pro Forma
Enlivex common shares	3,509,405
Bioblast common shares	420,554
Conversion of Enlivex preferred stock and warrants	5,499,896
Private offering	437,733

Total pro forma shares outstanding	9,867,588