Form 20-F/A
period 2018-12-31
Enlivex Therapeutics Ltd.
filed 2020-01-23
CIK 1596812

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Shachar Shlosberger
Tel: +972.2.6708072
Email: Shachar@enlivexpharm.com
Facsimile: +972.2.6708070
14 Einstein Street, Nes Ziona, Israel 7403618
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Ordinary Shares, par value of NIS 0.40	ENLV	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

420,554 Ordinary Shares, par value NIS 0.40 per share as of December 31, 2018

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

☐ Yes                 ☒ No

EXPLANATORY NOTE

Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex”), is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to amend its Annual Report on Form 20-F for the year ended December 31, 2018, which Enlivex filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2019 (the “Original 20-F”).

As previously reported, on March 26, 2019 (the “Closing Date”), Bioblast Pharma Ltd., a company organized under the laws of the State of Israel (“Bioblast”), and Enlivex Therapeutics R&D Ltd., a company organized under the laws of the State of Israel (f/k/a Enlivex Therapeutics Ltd., “Enlivex R&D”), consummated a merger transaction whereby Enlivex R&D merged with a merger subsidiary of Bioblast, with Enlivex R&D as the surviving entity in the merger (the “Merger”). As a result of the Merger, Enlivex R&D became a wholly owned subsidiary of Bioblast. Concurrently with the Merger, Bioblast changed its name to Enlivex Therapeutics Ltd.

The Merger has been treated as a reverse recapitalization of Bioblast for financial accounting and reporting purposes. As such, Enlivex R&D is treated as the acquirer for accounting and financial reporting purposes while Bioblast is treated as the acquired entity for accounting and financial reporting purposes.

As the accounting acquiror in the Merger, the Original 20-F contained financial statements and historical financial and non-financial information in respect of Enlivex and Enlivex R&D for the year ended December 31, 2018. However, in response to SEC Staff comments, this Amendment amends the Original 20-F to include the information that would have otherwise required by Form 20-F for an annual report of Bioblast for its year ended December 31, 2018; therefore, except as otherwise specifically noted, this Amendment does not contain information with respect to the business, operations, financial condition or results of operation of Enlivex R&D, which is currently the sole operating subsidiary of Enlivex. Except as specifically referred to or identified in this Amendment, nothing contained in this Amendment reflects any events occurring after December 31, 2018.

Because this Amendment contains information related to Bioblast for periods prior to consummation of the Merger, and such information does not describe the business, operations, financial condition or results of operation of Enlivex, which is currently listed on the Nasdaq Capital Market under the symbol ENLV, we refer investors to the Original 20-F, as well as to Enlivex’s Report on Form 6-K filed with the SEC on March 27, 2019 for information with respect to Enlivex.

Enlivex expects to file with the SEC its Annual Report on Form 20-F for the year ended December 31, 2019 on or prior to May 1, 2020, which is the deadline for filing such Annual Report.

i

INTRODUCTION

Bioblast Pharma Ltd. (the “Parent”) was incorporated in Israel and commenced its operations on January 22, 2012. In January 2015, Bioblast Pharma Inc. was established in the state of Delaware as a wholly owned subsidiary (the “Subsidiary”). The Parent and the Subsidiary (together the “Company”) was a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. During the year ended December 31, 2018, the Company focused on trehalose, a therapeutic platform offering solutions for several diseases that share a common pathophysiological mechanism, which are the functional changes that accompany a particular syndrome or disease. On November 19, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enlivex Therapeutics ltd , a company organized under the laws of the State of Israel (“Enlivex”), which, at that time, was a venture-funded clinical stage immunotherapy company developing an allogeneic drug pipeline for immune system rebalancing, and Treblast Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub merged (the “Merger”) with and into Enlivex, with Enlivex surviving as the continuing company in the Merger and becoming wholly owned by the Company upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger was consummated on March 26, 2019. Upon completion of the Merger, the name of the Company changed to Enlivex Therapeutics Ltd., and the Company was admitted for continued listing on the Nasdaq Capital Market under the new symbol “ENLV”. Each outstanding ordinary share and option of Enlivex was converted into approximately 0.04841 ordinary shares and options of the Company and, subsequently, the Enlivex’s equity holders owned approximately 96% of the Company’s issued and outstanding equity on a fully diluted basis in accordance with the treasury stock method.

On February 15, 2019, we entered into an Asset Purchase Agreement with Seelos Therapeutics, Inc. (“Seelos”), pursuant to which, Seelos acquired all of the assets relating to our Trehalose asset for a cash consideration of $3,500 of which $1,500 were paid, additional $2,000 are payable by February 15, 2020. Under the terms of the Asset Purchase Agreement, Seelos agreed to pay additional $17,000 cash consideration upon the achievement of certain milestones and approvals in the future. In addition, Seelos agreed to pay a cash royalty equal to 1% of the net sales of Trehalose. At the closing of the Merger, Bioblast, Enlivex, Dr. Dalia Megiddo, as representative of Bioblast’s stockholders, and a rights agent entered into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, Bioblast stockholders received one CVR for each share of Bioblast’ common stock held of record immediately prior to the closing of the Merger. Each CVR represents the right to receive payments based on Bioblast’ Trehalose asset. CVR holders are entitled to receive 100% of any payments up to $20,000 received and 50% of all then subsequent consideration, net of all CVR transaction expenses. Enlivex has no rights with respect to the Trehalose asset following these transactions.

Unless specifically indicated to the contrary, all information contained in this amended Annual Report on Form 20-F/A relates to the business and operation of Bioblast prior to consummation of the Merger, and not to the business or operations of Enlivex. Please refer to the original Annual Report on Form 20-F filed with the SEC on April 30, 2019 for information regarding the business and operations of Enlivex.

Unless otherwise indicated, all references to the “Company,” “we,” “our” “us” and “Bioblast” refer to Bioblast Pharma Ltd. and its wholly owned subsidiary, Bio Blast Pharma, Inc., a Delaware corporation. References to “U.S. dollars” and “$” are to the currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.40 per share. On March 6, 2019 the shareholders of the Company approved a reverse split of the Company’s share capital at a ratio of eight to one, so each eight Ordinary shares, par value NIS 0.05 per share, have been consolidated into one Ordinary share, par value NIS 0.40.

All references to Ordinary Shares amounts have been retroactively restated to reflect the eight to one reverse split

In this annual report, the term “Trehalose IV” refers to trehalose 90mg/mL intravenous solution, the Company’s last product candidate prior to its sale to Seelos in February 2019.

We do not endorse or adopt any third-party research or forecast firms’ statements or reports referred to in this annual report and assume no responsibility for the contents or opinions represented in such statements or reports, nor for the updating of any information contained therein.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. Forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies as well as statements, other than historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other similar expressions.

Forward-looking statements are based on assumptions and assessments made in light of our experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date on which such statements are made, and we undertake no obligation to update these forward-looking statements in the future, except as required by applicable law.

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

iii

PART ONE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected financial data

Our historical financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The following summary consolidated financial data for the years ended December 31, 2018, 2017 and 2016 and as of December 31, 2018 and 2017 are derived from, and should be read in conjunction with, the audited consolidated financial statements, and notes thereto, appearing elsewhere in this annual report. The summary consolidated financial data for the years ended December 31, 2015 and 2014 and as of December 31, 2016, 2015 and 2014 have been derived from audited financial statements not included in this annual report.

The information presented below is qualified by the more detailed historical financial statements set forth in this annual report, and should be read in conjunction with those financial statements, the notes thereto and the discussion under Item 5 - “Operating and Financial Review and Prospects.”

Statement of Operations Data - Year Ended December 31

U.S. dollars in thousands, except share and per share data

	2018	2017	2016	2015	2014
Research and development	$310	$2,517	$8,881	$7,694	$4,441
Pre-commercialization	-	479	1,085	829	-
General and administrative	1,802	2,959	5,900	6,953	2,639
Total operating expenses	2,112	5,955	15,866	15,476	7,080
Loss from operations	(2,112)	(5,955)	(15,866)	(15,476)	(7,080)
Financial income, net	(4)	38	60	135	58
Loss before taxes on income	(2,116)	(5,917)	(15,806)	(15,341)	(7,022)
Taxes on income	4	(28)	(216)	(24)	-
Deemed dividend	-	-	-	-	-
Net loss	$(2,112)	$(5,945)	$(16,022)	$(15,365)	$(7,022)
Net loss attributable to Ordinary shareholders	$(2,112)	$(5,945)	$(16,022)	$(15,365)	$(7,022)
Net loss per share attributable to Ordinary shareholders - basic and diluted	$(5.02)	$(14.33)	$(40.13)	$(43.11)	$(22.73)
Weighted average number of Ordinary Shares outstanding - basic and diluted	420,394	414,869	399,219	356,444	308,888

Balance Sheet Data - December 31,

U.S. dollars in thousands

	2018	2017	2016	2015	2014
Cash and cash equivalents	$377	$3,526	$6,871	$7,286	$10,583
Short-term bank deposits	-	-	3,007	12,046	22,028
Current Assets	488	3,622	10,541	20,392	32,885
Total assets	865	3,622	10,630	20,516	32,954
Current liabilities	113	460	1,931	2,514	2,280
Long-term liabilities	-	-	-	70	-
Total Liabilities	113	460	1,931	2,584	2,280
Accumulated deficit	(47,866)	(45,754)	(39,809)	(23,787)	(8,422)
Shareholders’ equity	752	3,162	8,699	17,932	30,674

3.B. Capitalization and indebtedness

Not applicable.

3.C. Reasons for the offer and use of proceeds

Not applicable.

3.D. Risk factors

Investing in our Ordinary Shares involves a high degree of risk. You should carefully consider the risks described below before investing in our Ordinary Shares.

Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks. As noted elsewhere in this amended Annual Report on Form 20-F/A, the risks in this section relate to Bioblast prior to the consummation of the Merger.

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

We are a development-stage biotechnological company with a limited operating history. We have incurred net losses since our inception in January 2012, including a net loss of $2.1 million for the year ended December 31, 2018. As of December 31, 2018, we had an accumulated deficit of approximately $47.8 million.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

●	continue our research and nonclinical and clinical development of any future products candidates that we may pursue;

●	expand the scope of our clinical trials for any future product candidates;

●	change or add additional manufacturers or suppliers;

●	seek regulatory and marketing approvals for any future product candidates that successfully complete clinical trials;

●	establish a sales, marketing, and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

●	seek to identify, assess, acquire, license, and/or develop other future product candidates;

●	make milestone or other payments under any license agreements;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

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

Our ability to become profitable depends upon our ability to generate revenue. Unless and until marketing approval is obtained from either the FDA (to market and sell a future product candidate we may develop in the United States), the European Medicines Agency, or EMA, (to market and sell a future product candidate we may develop in the European Union), or any comparable foreign agency for a future product candidate we may develop, we may not be able to generate any revenue or attain profitability. In addition, our ability to generate profits after any regulatory approval of our current or future product candidates is subject to our ability to contract for the manufacture of commercial quantities of our future product candidates at acceptable cost levels and establish sales and marketing capabilities or identify and enter into one or more strategic collaborations to effectively market and sell any approved product candidates.

Even a future product candidate is approved for commercial sale, any approved therapeutic may not gain market acceptance or achieve commercial success, and such commercialization could come with significant costs. If we are unable to generate product revenues, we will not become profitable and may be unable to continue operations without continued funding.

We have a limited operating history and no history of commercializing drugs, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced operations in 2012, and our operations through February 15, 2019, when we sold the assets relating to our Trehalose asset to Seelos, were largely focused on raising capital and developing Trehalose IV, including undertaking nonclinical studies and conducting clinical trials. We no longer have any rights to our Trehalose assets and prior to the Merger did not have any other product candidate in development.

Consequently, we may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will need to transition at some point from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

Risks Related to Development, Regulatory Approval and Commercialization of Product Candidates

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

In addition, regulatory approval obtained in one jurisdiction does not necessarily mean that a product candidate will receive regulatory approval in all jurisdictions in which we may seek approval, but the failure to obtain approval in one jurisdiction may negatively impact our ability to seek approval in a different jurisdiction. The inability to meet the continuously evolving regulatory standards for approval may result in our failing to obtain regulatory approval to market any future product candidates we may develop in the future, which would significantly harm our business, results of operations, and prospects.

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

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any future product candidates we may develop. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, clinical trials may be adversely effected, terminated, or disregarded. Additionally, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability, which would harm our business, prospects, financial condition and results of operations.

We may face substantial competition from other companies with considerable resources that may already have products available in the market, and they or others may also discover, develop or commercialize additional products before or more successfully than we do.

Our industry is highly competitive and subject to rapid and significant technological change as researchers learn more about diseases and develop new technologies and treatments. Our potential competitors include primarily large pharmaceutical, biotechnology and specialty pharmaceutical companies. In attempting to achieve the widespread commercialization of any future product candidates we may develop, we will face competition from established drug companies or generic versions of these products. Key competitive factors affecting the commercial success of any future product candidates we may develop are likely to be efficacy, safety and tolerability profile, reliability, convenience of administration, price and reimbursement and effectiveness of our promotional activities. Competition could also force us to lower prices or could result in reduced sales with other, more well-known or effective products or by selling their product at a lower price.

Our existing or potential competitors may have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of current or future product candidates we may develop, obtaining FDA and other regulatory approvals of products and the commercialization of those products. These companies may also have long-established relationships within the medical and patient community, including patients, physicians, nurses and commercial third-party payors and government payors. Our ability to compete successfully will depend largely on our ability to:

●	discover and develop product candidates that are competitive with or superior to other products in the market;

●	obtain required regulatory approvals;

●	be free of material capital commitments and limitations;

●	attract and retain qualified personnel;

●	obtain and maintain patent and/or other proprietary protection for any future product candidates that we may develop; and

●	in certain geographies, obtain collaboration arrangements to commercialize any future product candidates we may develop.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of our competitors. Accordingly, our competitors may be more successful than we may be in obtaining FDA or other regulatory agency approvals of drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render any future product candidates we may develop obsolete or non-competitive before we can recover the expenses of developing and commercializing or any future product candidates we may develop.

In addition, if one or more clinical trials are delayed, not only could our competitors be able to bring products to market before we do, and significantly reduce the commercial viability of any future product candidates we may develop, but any trial delays could also shorten any periods during which our products have patent protection. Such delays may allow our competitors to bring products to market before we do, which could impair our ability to obtain orphan exclusivity and to successfully commercialize our current or future product candidates and may harm our business and results of operations.

We anticipate that we will face intense and increasing competition as new drugs enter the market and more advanced technologies become available. If we are unable to compete effectively, our opportunity to generate revenue from the sale of any future product candidates we may develop, if approved, could be impaired.

The manufacture and packaging of any future product candidates that we may pursue are subject to FDA requirements and those of similar foreign regulatory bodies. If we or our third-party manufacturers fail to satisfy these requirements, our product development and commercialization efforts may be harmed.

The manufacture and packaging of pharmaceutical products of any future product candidates we may develop are regulated by the FDA and similar foreign regulatory bodies and must be conducted in accordance with the FDA’s cGMP and comparable requirements of foreign regulatory bodies. In order to comply with these requirements, we may be required to perform additional development work, including, but not limited to changes or additions to the manufacturing process and increased quality controls. Failure by us or our third-party manufacturers to comply with applicable regulations or requirements could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals, seizures or voluntary recalls of product, operating restrictions and criminal prosecutions, any of which could harm our business.

Our relationships with patients, physicians, third-party payors and others will be subject to applicable state and federal anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians, and others will play a primary role in the recommendation and prescription of our future product candidates we may develop for which we obtain regulatory approval. Our operations may expose us to broadly applicable federal and state fraud and abuse, patient privacy, and other healthcare laws and regulations that may affect our business or financial arrangements and relationships through which we would market, sell and distribute our products. Restrictions under applicable federal and state healthcare laws and regulations that may affect our operations and expose us to areas of risk include the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual, or the purchase, order or recommendation of, any good, item, or service, for which payment may be made in whole or in part, under a federal healthcare program, such as Medicare and Medicaid;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, and for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, of 2009, and their implementing regulations, which also impose obligations and requirements on healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of certain individually identifiable health information;

●	the federal transparency requirements under the Affordable Care Act, or the ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or Children’s Health Insurance Program to report annually to Centers for Medicare and Medicaid Services, or CMS, information related to payments and other transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members;

●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may be broader in scope and apply to referrals and items or services reimbursed both governmental and by non-governmental third-party payors, including private insurers; some state laws which require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information to the state related to payments and other transfers of value to physicians and other healthcare providers, price disclosures, or marketing expenditures; and state and foreign laws which govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and often are not preempted by federal law, thus complicating compliance efforts; and

●	the U.S. Foreign Corrupt Practices Act, or FCPA, which prohibits companies from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business.

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

The insurance coverage and reimbursement status of newly-approved products is uncertain. If we are able to obtain regulatory approval for any future product candidates we may develop, failure to obtain or maintain adequate coverage and reimbursement for new or current products could limit our ability to market those products and decrease our ability to generate revenue.

If we are able to obtain regulatory approval, sales of any future product candidates we may develop will depend substantially, both domestically and abroad, on the extent to which the costs of such product candidates will be paid for by health maintenance, managed care, pharmacy benefit, and similar healthcare management organizations, or reimbursed by government authorities, private health insurers, and other third-party payers. If coverage and reimbursement are not available, or are available only in limited levels, we may not be able to successfully commercialize any future product candidates we may develop. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a return on our investment.

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

Moreover, increasing efforts by government bodies and third-party payers in the United States and abroad to cap or reduce healthcare costs may cause both coverage and the level of reimbursement for newly approved products to be limited and, as a result, we may not obtain adequate payment or coverage for any future product candidates we may develop. We expect to experience pricing pressures in connection with the sale of any future product candidates, if we obtain regulatory approval, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. In the U.S., changes in federal healthcare policy and reforms aimed at lowering healthcare costs were enacted through the Affordable Care Act in 2010 and some provisions are still being implemented. Some reforms and cost containment measures could result in reduced reimbursement rates for any future product candidates we may develop, which would adversely affect our business strategy, operations and financial results. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

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

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent and other intellectual property rights for any future product candidates, we may not be able to compete effectively in our markets.

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

There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or are published in a foreign language or in some cases not at all. We therefore cannot be certain that we or our licensors were the first to make the invention claimed in our owned and licensed patents or pending applications, or that we or any of our licensors were the first to file for patent protection of such inventions before any prior publication. Even if patents do successfully issue, and even if such patents cover any future product candidates we may develop, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for any future product candidates we may develop, or prevent others from designing around our claims.

If we cannot obtain and maintain effective patent rights for any future product candidates we may develop, we may not be able to compete effectively and our business and results of operations could be harmed.

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

If we are unable to maintain effective proprietary rights for any future product candidates, we may not be able to compete effectively in our markets.

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

The U.S. dollar is our functional and reporting currency; however, a portion of our operations are currently conducted in Israel and a portion of the Israeli expenses are currently paid or denominated in NIS. We also historically contract with CROs internationally, primarily for the execution of clinical trials and manufacturing activities. A portion of these transactions are settled in Euros or Great British Pounds, or GBPs. As a result, we have been exposed to the risk that the NIS, Euro or GBP may appreciate relative to the U.S. dollar, or, if the NIS, Euro or GBP instead devalue relative to the U.S. dollar, that the relative inflation rate may exceed such rate of devaluation, or that the timing of such devaluation may lag behind the relative inflation. In any such event, the U.S. dollar cost of our operations in Israel and transactions with certain CROs and other third parties would increase and our U.S. dollar-denominated results of operations would be adversely affected. To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations. If the U.S. dollar cost of our operations increases, our U.S. dollar-measured results of operations will be adversely affected. See Item 5 - “Operating and Financial Review and Prospects - Quantitative and Qualitative Disclosure about Market Risk.”

Risks Related to the Ownership of Our Ordinary Shares

Our directors, executive officers and principal shareholders exercise significant control over our company, which will limit your ability to influence corporate matters.

Our executive officers, directors and principal shareholders beneficially owned approximately 19.7% of our Ordinary Shares as of February 14, 2019. As a result, these shareholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some future transactions more difficult or impossible without the support of these shareholders. The interests of these shareholders may not coincide with our interests or the interests of other shareholders.

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

4.A. History and development

We are an Israeli corporation with our principal executive office located in Tel Aviv, Israel and were incorporated on January 22, 2012. Our legal and commercial name was Bioblast Pharma Ltd. and our principal executive office was located in Tel-Aviv, Israel until consummation of the Merger, at which time our legal name changed to Enlivex Therapeutics Ltd. and our principal executive office moved to Nes Ziona, Israel. Our principal executive offices are currently located at 14 Einstein Street, Nes Ziona, Israel 7403618, and our telephone number is: +972.2.6708072. Our wholly owned U.S. subsidiary, Bio Blast Pharma, Inc., incorporated in Delaware, had been appointed our agent in the United States and its registered address is 1811 Silverside Road, Wilmington, Delaware 19810. Our website address was https://www.bioblastpharma.com, and Enlivex’s website is https://www.enlivex.com/. The information contained on, or that can be accessed through, our website is not part of this annual report. We have included our website address herein solely as an inactive textual reference.

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

Our capital expenditures for 2018, 2017 and 2016 amounted to 0, $2,000 and $18,000, respectively. These expenditures were primarily for computers, electrical equipment, office furniture and leasehold improvements.

4.B. Business overview

Who We Are

We are a clinical stage orphan disease-focused biotechnology company committed to developing meaningful therapies for patients with rare and ultra-rare genetic diseases. Until the February 15, 2019, when we sold the assets relating to our Trehalose asset to Seelos, our focus was on trehalose, a therapeutic platform designed to offer potential solutions for several diseases that share a common pathophysiological mechanism, which are the functional changes that accompany a particular syndrome or disease. Through the the date of the sale of our Trehalose asset to Seelos, our work with trehalose centered around OPMD and SCA3.

On June 5, 2017, we announced our engagement with JSB-Partners, a global life sciences advisor, to assist us in executing our business development objectives, which included selecting potential development and commercial partners for our investigational proprietary intravenous (IV) form of trehalose 90 mg/mL solution (trehalose), which has been studied in humans with OPMD and SCA3 and M&A opportunities. Thereafter we cut our expenses and terminated almost all of our employees and dedicated all of our resources to support the process led by JSB-Partners in lieu of our core business focus as described in the preceding paragraph, until the consummation of the Merger.

Trehalose IV Solution

Trehalose is a protein stabilizer and an autophagy enhancer that activates lysosomal pathways. We developed a proprietary high dose, trehalose 90mg/mL intravenous, or Trehalose IV, solution that allows trehalose to reach target organs and facilitate tissue penetration to the brain and muscles. Mutant unstable cellular proteins are the cause of several protein aggregation genetic diseases known as PolyA/PolyQ diseases, including OPMD, where mutant protein aggregates in muscle, and in SCA3 where mutant protein aggregates in the brain. These pathological proteins aggregate within cells and cell nuclei eventually leading to cell death. Data from the literature and from our nonclinical studies in both cell and animal models of disease indicate that trehalose may have the potential to prevent mutant protein aggregation and to enhance autophagy in human diseases, by stabilizing proteins, reducing the formation of protein aggregates, and promoting clearance of abnormal proteins or other storage materials thereby preventing cell death.

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

We designed a proprietary IV solution of Trehalose IV to circumvent the breakdown of trehalose in the gastrointestinal tract and to enable therapeutic doses of trehalose to reach target organ muscle and brain tissues.

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

On February 15, 2019, we entered into an Asset Purchase Agreement Seelos, pursuant to which, Seelos acquired all of the assets relating to our Trehalose asset for a cash consideration of $3,500 of which $1,500 were paid, additional $2,000 are payable by February 15, 2020. Under the terms of the Asset Purchase Agreement, Seelos agreed to pay additional $17,000 cash consideration upon the achievement of certain milestones and approvals in the future. In addition, Seelos agreed to pay a cash royalty equal to 1% of the net sales of Trehalose. At the closing of the Merger, Bioblast, Enlivex, Dr. Dalia Megiddo, as representative of Bioblast’s stockholders, and a rights agent entered into the CVR Agreement. Pursuant to the CVR Agreement, Bioblast stockholders received one CVR for each share of Bioblast’ common stock held of record immediately prior to the closing of the Merger. Each CVR represents the right to receive payments based on Bioblast’ Trehalose asset. CVR holders are entitled to receive 100% of any payments up to $20,000 received and 50% of all then subsequent consideration, net of all CVR transaction expenses. Enlivex has no rights with respect to the Trehalose asset following these transactions.

Competition

The commercialization of new drugs is competitive, and we may face worldwide competition from individual investigators, major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies and ultimately biosimilar and generic companies. Our competitors may develop or market therapies that are more effective, safer, or less costly than any that may be commercialized by us, or may obtain regulatory approval for their therapies more rapidly than we may obtain approval for ours. Many of our competitors have substantially greater financial, technical and human resources than we have. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. Our success will be based in part on our ability to build and actively manage a portfolio of any future product candidates we may develop that addresses unmet medical needs and creates value in patient therapy.

Intellectual Property and Patents and Proprietary Rights

The proprietary nature of, and protection for, any future product candidates, processes and know-how are important to our business as is our ability to operate without infringing on the proprietary rights of others, and to prevent others from infringing our proprietary rights. We seek patent protection in the United States and internationally for any future product candidates we may develop and other technology. Our policy is to patent or in-license the technology, inventions and improvements that we consider important to the development of our business. In addition to patent protection, we intend to use other means to protect our proprietary rights, including pursuing marketing or data exclusivity periods, orphan drug status, and similar rights that are available under regulatory provisions in certain countries, including the United States, Europe, Japan, and China. See “U.S. Government Regulation - Orphan Designation and Exclusivity” and “European Union/Rest of World Government Regulation - Orphan Designation and Exclusivity” below for additional information. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful or sufficient in protecting our technology. We seek regulatory approval for our products in disease areas with high unmet medical need, great market potential and where we have a proprietary position through patents covering various aspects of our products, such as composition, dosage, formulation, use and manufacturing process, among others. Our success depends on an intellectual property portfolio that supports our future revenue streams and erects barriers to our competitors. We are maintaining and building our patent portfolio through filing new patent applications, prosecuting existing applications and licensing and acquiring new patents and patent applications.

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

Trehalose IV solution

We had three U.S. issued patents relating to methods of administering IV trehalose for the treatment of OPMD (US 9,084,720), SCA3 (US 9,125,924) and Huntington’s disease (US 9,572,825). In addition, we previously filed 12 patent applications that are pending in the United States and around the world that relate to the use of parenteral trehalose for the treatment of protein aggregation diseases. On February 15, 2019 we sold the assets relating to our Trehalose asset to Seelos.

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

Manufacturing

We do not own or operate manufacturing facilities for the production of clinical quantities of a product candidate. As of December 31, 2108 we had no plans to build our own clinical or commercial scale manufacturing capabilities, though we may decide to build a capable facility in the future for any future product candidates we may develop.

Sales and Marketing

We may build the commercial infrastructure in the United States to effectively support the commercialization of any future product candidates we may develop, if and when we believe a regulatory approval of the first of such a product candidate in that particular geographic market appears imminent. The commercial infrastructure for orphan products typically consists of a targeted, specialty sales force that calls on a limited and focused group of physicians supported by sales management, medical liaisons, internal sales support, an internal marketing group and distribution support. One challenge unique to commercializing therapies for rare diseases is the difficulty in identifying eligible patients due to the very small and sometimes heterogeneous disease populations. Our management team is experienced in maximizing patient identification for both clinical development and commercialization purposes in rare diseases.

Additional capabilities important to the orphan marketplace include the management of key accounts such as managed care organizations, group-purchasing organizations, specialty pharmacies and government accounts. To develop the appropriate commercial infrastructure, we will have to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that any future product candidates will be approved.

Outside of the United States, where appropriate, we may elect in the future to utilize strategic partners, distributors, or contract sales forces to assist in the commercialization of our products. In certain instances, we may consider building our own commercial infrastructure.Government Regulation

Clinical trials, the drug approval process and the marketing of drugs are intensively regulated in the United States and in all other major foreign countries. Governmental authorities in the United States (including federal, state and local authorities) and in other countries, extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, pricing and export and import of pharmaceutical products, such as those we are developing. The process for obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

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

Marketing Approval

The process required by the FDA before a product candidate may be marketed in the United States generally involves the following:

●	completion of extensive nonclinical laboratory tests and nonclinical animal studies, all performed in accordance with cGMP and current Good Laboratory Practices, or cGLP, guidance and regulations;

●	submission to the FDA of an investigational new drug, or IND, application which must become effective before human clinical trials may begin and must be updated annually;

●	approval by an IRB or ethics committee representing each clinical site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

●	preparation of and submission to the FDA an NDA after completion of all clinical trials;

●	potential review of the product application by an FDA Advisory Committee, where appropriate and if applicable;

●	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

●	satisfactory completion of FDA pre-approval inspection of the manufacturing facilities where the proposed product is produced to assess compliance with cGMP; and

●	FDA review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

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

We historically relied on third parties for the production of clinical quantities of our Trehalose asset and expect to rely in the future on third parties for the production of commercial quantities of any future product candidates we develop. Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

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

●	National authorization procedures. There are also two other possible routes to authorize medicinal products in several European Union countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

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

Third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. To obtain coverage and reimbursement for any product that receives regulatory approval for commercial sale, we may need to provide supporting scientific, clinical and cost-effectiveness data, which may be difficult and costly to obtain. Any future product candidates we may develop may not be considered medically necessary or cost-effective. If third-party payers do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit.

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

In the U.S., judicial challenges as well as legislative initiatives to modify, limit, or repeal the ACA have been initiated and continue, including a recent Executive Order signed by the U.S. President directing executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of provisions of the ACA that would impose a fiscal or regulatory burden on individuals and certain entities to the maximum extent permitted by law. The extent to which any repeal or replacement of elements of the ACA, or other legislation, would affect our ability to obtain regulatory approval for any future product candidates we may develop, or the prices and net revenues from its sale is unknown at the time of this filing and represent an additional uncertainty.

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

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval for any future product candidates we may develop, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

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

4.C. Organizational structure

As of December 31, 2018, our sole wholly owned subsidiary was Bio Blast Pharma, Inc., which was incorporated in the state of Delaware.

4.D. Property, plants and equipment

During 2017, we vacated our headquarters in Tel Aviv, Israel and as of December 31, 2018 we had no plans to lease any office space for our operations. In the event that we will begin a development program for a future product candidate we plan to lease appropriate space for our operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

On June 5, 2017, we announced our engagement with JSB-Partners, a global life sciences advisor, to assist us in executing our business development objectives, which include selecting potential development and commercial partners for our investigational proprietary intravenous (IV) form of trehalose 90 mg/mL solution (trehalose), which has been studied in humans with OPMD and SCA3 and M&A opportunities. Among other transaction structures, we began to simultaneously explore the possibility of a merger or sale of the entire company or a controlling interest in the company, as well as a sale or licensing of our product candidate followed either by the distribution of any proceeds to our shareholders or an unrelated merger of the company with an operating company. We cut our expenses and terminated almost all of our employees and are now dedicating all of our resources to support the process led by JSB-Partners. Accordingly, through the date of the Merger we stopped actively pursuing our core business focus.

As of December 31, 2018 we had not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we obtain marketing approval of, and commercialize any future product candidate we may develop. As of December 31, 2018, we had an accumulated deficit of approximately $47.8 million. On February 15, 2019 we sold the assets relating to our Trehalse asset to Seelos.

Our financing activities are described below under “Liquidity and Capital Resources”. Assuming that we will begin the development of future product candidates, we expect to incur significant expenses and operating losses for at least the next several years.

If we obtain regulatory approval for any future product candidates we may develop, we may incur significant sales, marketing, in-licensing and outsourced manufacturing expenses, as well as continued research and development expenses.

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

Pre-commercialization

Pre-commercialization expenses consist primarily of professional fees related to preparation for, and if approved, the previously anticipated commercialization of our Trehalose IV solution, including compensation and benefits (which includes share-based compensation), fees paid to third parties for market research activities and commercialization planning activities, and allocation of facilities expenses and overhead expenses.

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

Provision for Income Taxes

We are subject to Israeli income taxes for earnings generated in Israel and for federal and state income taxes for earnings of our wholly-owned U.S. subsidiary generated in the United States. Our consolidated tax expense is affected by the mix of our taxable income (loss) in the Israel and the United States permanent items, discrete items, and unrecognized tax benefits. We file Israeli income tax returns, U.S. federal and various U.S. states returns. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. As of December 31, 2018, in Israel and the United States, some, or all of the tax years since inception (2012 in Israel, and 2015 in the United States) remain subject to examination by the applicable taxing authorities.

Results of Operations

Comparison for the years ended December 31, 2018 and 2017

The following tables set forth, for the periods indicated, our results of operations and the change between the specified periods expressed as a percent increase or decrease:

Research and Development Expenses

	2018	2017	$ change	% change
	U.S. dollars in thousands, except percentages
Research and development	310	2,517	(2,268)	(90)%

For the year ended December 31, 2018, our total research and development expenses decreased by approximately $2.3 million, or 90%, compared to the prior year. The decrease was due to reduced clinical trial related activities, specifically with respect to our previously planned Phase 2b clinical trial of trehalose 90mg/mL IV solution for treatment of OPMD patients and due to reduced preclinical activity during 2018.

Pre-Commercialization Expenses

	2018	2017	$ change	% change
	U.S. dollars in thousands, except percentages
Pre-commercialization	—	479	(479)	(100)%

For the year ended December 31, 2018, our pre-commercialization expenses decreased by $0.5 million, or 100%, compared to the prior year. The decrease was primarily due to a halt in market research activities during the second quarter of 2017. In addition, we did not incur any related salary cost during the second half of 2017.

General and Administrative Expenses

	2018	2017	$ change	% change
	U.S. dollars in thousands, except percentages
General and administrative	1,802	2,959	(1,152)	(39)%

For the year ended December 31, 2018, our general and administrative expenses decreased by approximately $1.2 million, or 39%, compared to the prior year due to our decision to downsize corporate overhead by reducing the number of employees of our wholly-owned U.S. subsidiary and closing of U.S. offices

Finance Income, Net

Our finance (expenses) , net totaled $(4,000) for the year ended December 31, 2018 and was $38,000 for the year ended December 31, 2017. The decrease was primarily due to the reduction of our outstanding balance of cash equivalents and short-term bank deposits on which we generate interest income.

Provision for Income Taxes

Our total tax provision was $4,000 for the year ended December 31, 2018, representing an effective tax rate of approximately (0.2%), as compared to a tax provision of $28,000 for the year ended December 31, 2017, representing an effective tax rate of approximately (0.5%).

Our deferred tax assets at December 31, 2018 and 2017 were $0 and $0, respectively. Deferred tax assets were reported net of valuation allowances of approximately $9.15 million and $9.08 million at December 31, 2018 and 2017, respectively, primarily as a result of the recording of a full valuation allowance against net operating loss, or NOL, carryforwards, as we believe it is more likely than not that we will not be able to generate sufficient future taxable income to absorb them. On December 31, 2018, we had Israeli NOL carryforwards of approximately $39 million. The Israeli NOL carryforwards do not expire.

Our effective tax rate differs from the statutory rate each year primarily due to a full valuation allowance maintained against deferred tax assets.

Comparison for the Years Ended December 31, 2017 and 2016

The following tables set forth, for the periods indicated, our results of operations and the change between the specified periods expressed as a percent increase or decrease:

Research and Development Expenses

	2017	2016	$ change	% change
	U.S. dollars in thousands
Research and development	$2,517	$8,881	$(6,364)	(72)%

For the year ended December 31, 2017, our total research and development expenses decreased by approximately $6.4 million, or 72%, compared to the prior year. The decrease was due to reduced clinical trial related activities, specifically with respect to our previously planned Phase 2b clinical trial of trehalose 90mg/mL IV solution for treatment of OPMD patients and due to reduced preclinical activity during 2017.

Pre-Commercialization Expenses

	2017	2016	$ change	% change
	U.S. dollars in thousands
Pre-commercialization	$479	$1,085	$(606)	(56)%

For the year ended December 31, 2017, our pre-commercialization expenses decreased by $0.6 million, or 56%, compared to the prior year. The decrease was primarily due to a halt in market research activities during the second quarter of 2017. In addition, we did not incur any related salary cost during the second half of 2017.

General and Administrative Expenses

	2017	2016	$ change	% change
	U.S. dollars in thousands
General and administrative	$2,959	$5,900	$(2,941)	(50)%

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

Liquidity and Capital Resources

Since our inception and through December 31, 2018, we had raised an aggregate of approximately $44.2 million to fund our operations, of which approximately $37.5 million is from issuing our Ordinary Shares in our initial public offering and follow-on offerings, and approximately $6.7 million from the issuance of securities in private offerings.

At December 31, 2018, our cash, cash equivalents and short-term bank deposits were $0.377 million, compared to approximately $3.5 million at December 31, 2017. Our cash and cash equivalents are highly liquid investments with maturities of 90 days or less at the date of purchase, and are stated at fair value. We did not hold any marketable securities nor any mortgage asset-backed or auction-rate securities in our investment portfolio as of December 31, 2018. Our U.S. subsidiary held $58,000 in cash as of December 31, 2018. All of our cash is available for corporate use.

Plan of Operations and Future Funding Requirements

Generally, our historical primary uses of capital were the development and the seeking of regulatory approval of our Trehalose IV solution, the rights to which we sold in February 2019. Future uses of capital are expected to be the costs for seeking regulatory approval of any future drug candidates we may develop. These costs will include clinical trial costs, manufacturing and process development costs, compensation and related expenses, third-party clinical and nonclinical research and development services, laboratory and related supplies, legal and other regulatory expenses, and other general operating costs. In the months leading up to the signing of the Merger Agreement and through the date of the Merger, our resources were dedicated to identifying and promoting such a M&A transaction or business opportunities, and, accordingly, we reduced to a minimum other activities.

As of December 31, 2018 our expectation was that our cash and cash equivalents and short-term deposits as of December 31, 2018 would fund our operating expenses and capital expenditure requirements, based on our current plan as outlined above, at least until the end of the first quarter of 2019. Additional funding beyond our existing cash resources will be required to resume our clinical development plans. Should we be unable to obtain the additional funding required to resume our clinical activity, we may reduce those activities until we have sufficient resources to do so. In addition, we expect that we will require substantial additional capital to obtain regulatory approval for, and to commercialize, our clinical products. Furthermore, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	research and nonclinical and clinical development of a future product candidate;

●	expanding the scope of our current clinical trials for future product candidates we may develop;

●	change or addition of additional manufacturers or suppliers;

●	seeking regulatory and marketing approvals for future product candidates that successfully complete clinical trials;

●	establishing a sales, marketing, and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

●	seeking to identify, assess, acquire, license, and/or develop other product candidates;

●	milestone or other payments under any license agreements;

●	maintaining, protecting, and expanding our intellectual property portfolio;

●	seeking to attract and retain skilled personnel; and

●	creating additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

Until such time, if ever, as we can generate substantial product sales, we expect to finance our cash needs through a combination of equity offerings, debt financings and license and collaboration arrangements. To the extent that we raise additional capital through future issuance of equity or debt, the ownership interest of our shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing ordinary shareholders. If we raise additional funds through collaboration arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams or drug candidates on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market any future product candidates that we would otherwise prefer to develop and market ourselves. This may raise substantial doubts about our ability to continue as a going concern.

Cash Flow

The following is a summary of cash flows for the years ended December 31, 2018 and 2017:

	2018	2017
	U.S. dollars in thousands
Operating activities	$(3,150)	$(6,352)
Investing activities	-	3,007
Financing activities	1	-

Operating Activities

For the year ended December 31, 2018, net cash used in operating activities was approximately $3.1 million and primarily consisted of $2.1 million in net loss, adjusted for non-cash items of $(299,000) (primarily share-based compensation income), and changes in operating assets and liabilities of $739,000. Net cash used in operating activities was approximately $6.4 million during the year ended December 31, 2017, and primarily consisted of approximately $5.9 million in net loss, adjusted for non-cash items of approximately $479,000 (primarily share-based compensation expenses), and partially offset by changes in operating assets and liabilities of $886,000. The decrease in net cash used of approximately $3.3 million was driven by a reduction of activities related to clinical studies of trehalose 90mg/mL IV solution in OPMD and a decrease in compensation and related personnel expenses, professional services and pre-commercial work related to the trehalose 90mg/mL IV solution.

Investing Activities

For the year ended December 31, 2018, net cash provided by investing activities was $0, compared to cash provided by investing activities of approximately $3.0 million for the year ended December 31, 2017. The majority of cash provided by investing activities in 2017 is attributable to withdrawal of short-term bank deposits that matured during both years.

Financing Activities

For the year ended December 31, 2018, net cash provided by financing activities was $1, compared to cash provided by financing activities of approximately $0 for the year ended December 31, 2017.

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

Share-based Compensation

We issue share-based awards to employees and nonemployees generally in the form of options. We account for our share-based awards in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation-Stock Compensation, or ASC 718. ASC 718 requires all share-based payments to employees, including grants of employee options and modifications to existing options, to be recognized in the consolidated statements of operations based on their fair values on the date of grant or date of modification. We account for share-based awards to nonemployees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees, which requires the fair value of the nonemployee awards to be remeasured as the award vests. For employee stock-based awards with only service conditions, we recognize compensation using the graded vesting attribution approach over the requisite service period, which is usually the vesting period of the award.

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

Compensation expense related to our share-based awards is subject to a number of estimates including volatility and the underlying fair value of our Ordinary Shares, as well as the estimated life of the awards. Since our initial public offering in July 2014, share option value has been determined based on the trading price of our Ordinary Shares. As of December 31, 2018, and 2017, we recognized share-based compensation expenses (income) of $(299,000) and $408,000, respectively.

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

We evaluate the tax positions we have taken when preparing our Israeli, federal and state income tax returns, and determine whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, none of the benefit attributable to the position is recognized. The tax benefit to be recognized for any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency

JOBS Act

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

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates. As of December 31, 2018, we had approximately $377,000 in cash and cash equivalents and short-term bank deposits, consisting of cash in checking accounts and deposits at Israeli and U.S. banking institutions. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of Israeli and U.S. interest rates. Given the current low rates of interest we receive, we do not believe will be adversely affected if such rates are reduced. As of December 31, 2018, we had no outstanding borrowings, and as such, we are not exposed to interest rate risks associated with credit facilities or other debt.

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

6.A. Directors and executive officers

The following table sets forth information regarding our executive officers, key employees and directors as of December 31, 2018. With the exception of Dr. Dalia Megiddo, all of the persons named below were appointed by the prior board of directors to replace the prior board of director’s effective August 1, 2018. The Company’s shareholders elected the new board of directors at the Annual and Extraordinary General Meeting of Shareholders of the Registrant held on December 27, 2018. The new directors shall serve in their office until the next annual general meeting of shareholders, or until they cease to serve in their office in accordance with the provisions of our articles or applicable law, whichever is the earlier. All of the persons listed below resigned from their respective positions following the Merger on March 26, 2019.

Name	Age	Position
Dr. Dalia Megiddo	66	Director, Chief Executive Officer
Mr. Oren Elmaliah	35	Financial Reporting Officer
Mr. Eyal Gibor (1) (2) (3)	60	Director
Mr. Tomer Yossef(1) (3)	41	Director
Mr. Ran Weinstock (2) (3)	44	Director
Mr. Gili Cohen (1)(2)(3)	52	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Indicates independent director under Nasdaq rules.

Dr. Dalia Megiddo has been a director since our inception. From our inception until February 2015, Dr. Megiddo was our Chief Executive Officer, from January 2015 to November 2015, she was our Chief Development Officer and from November 2015 to December 2016, she was a special advisor to our Chief Executive Officer. Dr. Megiddo co-founded Alcobra Ltd. (Nasdaq: ADHD), a company primarily focused on the development and commercialization of a drug to treat Attention Deficit Hyperactivity Disorder in February 2008, and became a Director at that time. She is an entrepreneur and a medical doctor in family medicine. Since 2000, she has been a manager of InnoMed Ventures LP, an Israeli venture capital fund focused on life sciences. From 2006 to 2010, she was also a manager of 7 Health Ventures Ltd., an Israeli venture capital fund. She is also the founder of a number of life science companies. Dr. Megiddo received her M.D. degree from Hebrew University Hadassah Medical School and holds a specialist degree in Family Medicine, and also holds an M.B.A. from the Kellogg-Recanati School of Business. The board of directors approved Dr. Megiddo as interim Chief Executive Officer effective August 1, 2018, which was approved by the shareholders of the Company at the Annual and Extraordinary General Meeting of Shareholders of the Registrant held on December 27, 2018.

Mr. Oren Elmaliah founded Accounting Team IL and has acted as Managing Partner since then. Accounting Team IL is a financial consultancy and service provider to public companies traded in Israel and abroad. Since February 2017, Mr. Elmaliah has served as controller of BioBlast Pharma, and since January 2017 he has served as Chief Financial Officer of Presstek Israel. In addition, since September 2015, Mr. Elmaliah has served as an Israel Authorities Reporting Officer of LG Electronics Israel and since September 2015 he has served as Local Financial Report Consultant of Chiasma. From July 2011 until August 2015, Mr. Elmaliah served as CPA, Financial Director of CFO Director Ltd and from June 2010 until July 2011 he served as Risk Management Consultant of RSM International Limited. Mr. Elmaliah holds a B.A in Accounting/Economics and a Msc. in Finance/Accounting from Tel Aviv University, Israel. He is a licensed Certified Public Accountant in Israel.

Mr. Tomer Yossef is the founder of the Pinchevski-Yossef law firm where he currently practices. Mr. Yossef previously worked at the law firm of Cohen Wilcheck & Co. He has experience as a software programmer. Mr. Yossef holds a B.Sc. in Computer Science & Management, an LLB from Tel Aviv University and an M.B.A. in Finance & Accounting from Tel Aviv University. Mr. Yossef is licensed to practice law in Israel.

Mr. Ran Weinstock currently serves as the Business Development Executive at Howden Insurance Brokers Israel since September 2016 and has been employed by Howden Israel since June 2005. Mr. Weinstock previously served on the Board of Directors for Medicortex Finland Oy from May 2015 through May 2017. Mr. Weinstock currently sits on the Management Committee at the Bio-Executive Forum. Mr. Weinstock is a graduate of the Lahav Executive Education program at Tel Aviv University entitled “Biotechnology and Medical Device Entrepreneurs and Managers – Healthcare Technological Innovation Program”. He holds an LLB from Netanya Academic College and an LL.M from Bar Ilan University. Mr. Weinstock has been licensed to practice law in Israel since 2004.

Mr. Gili Cohen served as an external director of the Company between July 30, 2014 and January 15, 2017. Mr. Cohen has been a member of the Board of Directors of Harel Pension Funds Management Ltd., a member of the Harel Insurance Investments and Financial Services Ltd. group, since March 2012. In addition, Mr. Cohen has been a member of the Board of Directors of Israel Land Development Co. Ltd., which deals in real estate and investments, since June 2012. He also currently serves as an independent financial consultant and is a lecturer in economics at the College of Management Academic Studies. From 2000 to 2011, Mr. Cohen was the Chief Investments Officer and head of the Investments Department at Excellence Investments Ltd. Mr. Cohen has a degree in economics and geography and an M.B.A., both with honors, from the Hebrew University in Jerusalem.

Mr. Eyal Gibor currently serves as the managing director of BeFresh Corp., an agricultural exports company based in Israel. He is also the owner of Gidulay Ez Adam Ltd., a packing facility that both grows and exports various agricultural products. Mr. Gibor holds a dual B.Sc. in both Economics and Accounting from Tel Aviv University. Mr. Gibor is a Certified Public Accountant in Israel.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. In addition, there are no family relationships among our executive officers and directors.

6.B. Compensation

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2018. All amounts reported in the table reflect the cost to the Company, in U.S. Dollars, as recognized in our financial statements for the year ended December 31, 2018.

		Share-Based
Name and Position	Salary/Fees(1)	Compensation (2)	Bonus/Severance	Total

Fredric D. Price, Chairman of the Board of Directors, Chief Executive Officer (3)	$170,000	$-	$190,000	$360,000
Dr. Warren Wasiewski, Chief Medical Officer, Vice President of Research and Development (4)	$31,667	$-	$400,000	$431,667
Mr. Oren Elimelech, Financial Reporting Officer	$84,000	$-	$-	$84,000
Mr. Eyal Gibor, Director,	$10,000	$-	$-	$10,000
Mr. Tomer Yossef, Director	$10,000	$-	$-	$10,000
Mr. Ran Weinstock, Director	$10,000	$-	$-	$10,000
Former Directors	$118,604	$-	$-	$118,604
Mr. Gili Cohen, Director	$10,000	$-	$-	$10,000
Dr. Dalia Megiddo, CEO	$54,166	$-	$-	$54,166
Directors and executive officers as a group (5)	$1,088,137	-	-	1,088,137

(1)	Represents salaries, related compensation expenses, employer’s costs and fees.
(2)	Amounts reflect the grant date fair value of option awards granted or modified during the year ended December 31, 2018, in accordance with ASC 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 10 to our financial statements and the discussion under Item 5 - “Operating and Financial Review And Prospects - Critical Accounting Policies and Use of Estimates - Share-based Compensation” included elsewhere in this annual report. These amounts do not correspond to the actual value that may be recognized by the respective executive officers upon vesting of applicable awards.
(3)	Mr. Price was our Chief Executive Officer from July 2016 through July 2018 and Chairman of the Board of Directors from April 2012 through July 2018.
(4)	Dr. Wasiewski was our Chief Medical Officer, Vice President of Research and Development from November 2015 through July 2018.
(5)

The aggregate amount of compensation paid or accrued to all of our directors and executive officers as a group with respect to the year ended December 31, 2018 was approximately $1,088,137 Such amount is inclusive of the grant date fair value of option awards granted or modified during the year ended December 31, 2018 in the amount of $1,088,137 The amount does not include business travel, relocation, professional and business association due and expenses.

As of December 31, 2018, the Company has not set aside or accrued any amounts to provide pension, retirement or similar benefits.

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

Under the Companies Law, a Compensation Policy must be approved by the Board of Directors, after considering the recommendations of the Compensation Committee. The Compensation Policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company. The Compensation Policy must be approved by the Board of Directors and the shareholders every three years. If the Compensation Policy is not approved by the shareholders, the Compensation Committee and the Board of Directors may nonetheless approve the policy, following further discussion of the matter and for specified reasons. Our Board of Directors approved a Compensation Policy on March 30, 2015, and our shareholders approved that policy on May 5, 2015. See Item 6.C - “Board Practices - Board Committees - Compensation Committee.”

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

Because the Compensation Policy exceeded its three year term, approval of the proposed compensation terms of Dr. Dalia Megiddo as interim Chief Executive Officer, Mr. Oren Elmiah as Principal Financial Officer and each of Mr. Gili Cohen, Mr. Eyal Gibor, Mr. Tomer Yossef and Mr. Ran Weinstock as directors is deemed in deviation from the provisions of the Compensation Policy, and in order to duly approve the compensation terms of the Director Candidates, specific consideration of the matter was carried out by the Board and the Committee. The compensation for these individuals as set forth in the proxy statement dated December 6, 2018 was approved by the Company’s shareholders at the Annual and Extraordinary General Meeting of Shareholders of the Registrant held on December 27, 2018.

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

Under the Companies Law, our Audit Committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our Company, and making recommendations to the Board of Directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Companies Law) (see Item 16G. - “Corporate Governance - Approval of Related Party Transactions under Israeli law”);

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the appointment of our auditor;

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees;

●	determining whether certain acts of an office holder not in accordance with his or her fiduciary duty owed to the Company are extraordinary or material and to approve such acts and certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see Item 16G. - “Corporate Governance - Approval of Related Party Transactions under Israeli Law”);

●	deciding whether to approve and to establish the approval process (including by tender or other competitive proceedings) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

●	determining the process of approving of transactions that are not negligible, including determining the types of transactions that will be subject to the approval of the Audit Committee.

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

Our Audit Committee as of December 31, 2018 consisted of Mr. Eyal Gibor, Mr. Tomer Yossef and Mr. Gili Cohen. Our Board of Directors has determined that Mr. Gibor is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Listing Rules of Nasdaq. All of the members of our Audit Committee meet the requirements for financial literacy under the applicable Listing Rules of Nasdaq.

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

Our Compensation Committee as of December 31, 2018 consists of Mr. Eyal Gibor, Mr. Ran Weinstock and Mr. Gili Cohen.

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

The Companies Law provides that our compensation policy must serve as the basis for the decisions concerning the financial terms of employment or engagement of executives and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be approved (or reapproved) not longer than every three years, and relate to certain factors, including advancement of the company’s objective, business plan and its long term strategy and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the Board of Directors or the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contributions towards the company’s achievement of its goals and the maximization of its profits and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

Our compensation policy, consistent with the foregoing Companies Law requirements, was adopted by our shareholders on May 5, 2015. The three year term of our compensation policy expired on May 5, 2018. As of December 31, 2018 our shareholders had not approved a new compensation policy.

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

6.D. Employees

As of December 31, 2018, we had no full time employees.

6.E. Share ownership

2013 Incentive Option Plan

We maintain one equity incentive plan - our 2013 Incentive Option Plan, or our 2013 Plan. As of December 31, 2018, there were a total of 15,500 options to purchase Ordinary Shares under our 2013 Plan, of which 15,500 options to purchase Ordinary Shares were issued and outstanding. A total of 15,500 options to purchase Ordinary Shares were vested as of that date, with a weighted average exercise price of $90.16 per share.

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

7.A. Major shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of February 14, 2019, the most recent practicable date prior to the Merger, by: each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding Ordinary Shares; each of our directors; each of our named executive officers; and all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 14, 2019 through the exercise of any stock options or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares held by that person.

Ordinary Shares that a person has the right to acquire within 60 days of February 14, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Bioblast Pharma Ltd., PO Box 318, Tel-Aviv, Israel 6100201.

We are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Number of	Percentage of
	shares	shares
	beneficially owned	beneficially owned

Holders of more than 5% of our voting securities:
Dr. Dalia Megiddo	82,786	19.7%
Pontifax Funds (1)	63,553	15.1%
Fredric D. Price (2)	26,282	6.0%
All directors and executive officers as a group (1 person)	82,786	19.7%

(1)	Comprised of 43102 ordinary shares owned by Pontifax Israel III L.P. and 20,123 ordinary shares owned by Pontifax Cayman III L.P. Pontifax Management Fund III L.P. is the general partner of Pontifax Israel III L.P. and Pontifax Cayman III L.P. Pontifax Management III G.P. (2011) Ltd. is the general partner of Pontifax Management Fund III L.P. Ran Nussbaum is a director of Pontifax Management III G.P. (2011) Ltd.
(2)	Comprised of: (a) 11,282 Ordinary Shares; and (b) 15,000 options to purchase Ordinary Shares presently exercisable or exercisable within 60 days of April 20, 2018.

Record Holders

According to our transfer agent, as of February 14, 2019, the most recent practicable date prior to the Merger, there were six record holders of our Ordinary Shares, among whom are three U.S. holders (including Cede & Co., the nominee of the Depositary Trust Company, holding 67% of our Ordinary Shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares are held by brokers or other nominees. None of our shareholders has different voting rights from other shareholders.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons

7.B. Related party transactions

Employment Agreements

We traditionally have entered into written employment and service agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. We have also traditionally entered into customary non-competition, confidentiality of information and ownership of inventions arrangements with our executive officers. However, the enforceability of the noncompetition provisions may be limited under applicable law. We describe our service agreements with directors under Item 6.B. Compensation above.

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

Indemnification Agreements and Insurance Coverage

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Companies Law. We have traditionally entered into indemnification agreements with each of our directors and other office holders, undertaking to indemnify them to the fullest extent permitted by Israeli law. At the Annual and Extraordinary General Meeting of Shareholders held on December 27, 2018, our shareholders approved the purchase a run-off insurance policy to cover certain potential liabilities of our directors and officers as of immediately prior to the closing of the Merger.

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

The Companies Law imposes further restrictions on our ability to declare and pay dividends. See Item 10.B. – “Articles of Association - Rights, Preferences, Restrictions of Shares and Shareholder Meetings - Dividend and Liquidation Rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. - “Taxation” below for additional information.

8.B. Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2018, until the date of the filing of this annual report.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and listing details

Our Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “ORPN” since April 27, 2017. Prior to that date, our Ordinary Shares had been listed on the Nasdaq Global Market since July 31, 2014.

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

Rights, Preferences, Restrictions of Shares and Shareholders Meetings

●	General. Our share capital is NIS 500,000, consisting of 1,250,000 Ordinary Shares, NIS 0.40 par value per share.

●	Voting. The Ordinary Shares do not have cumulative voting rights in the election of directors. As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect all the Directors.

●	Dividend and liquidation rights. Our Board of Directors may declare a dividend to be paid to the holders of our Ordinary Shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our Board of Directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

●	Transfer of shares; record dates. Fully paid up Ordinary Shares may be freely transferred pursuant to our amended and restated articles of association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors will fix a record date.

●	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our amended and restated articles of association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

●	Quorum for general meetings. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

●	Notice of general meetings. Unless a longer period for notice is prescribed by the Companies Law, at least 10 days and not more than 60 days’ notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our amended and restated articles of association, entitled to receive notices from us. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the Board of Directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

●	Annual; agenda; calling a general meeting. General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the Board of Directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The Board of Directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the Board of Directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

●	Majority vote. Except as otherwise provided in the amended and restated articles of association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further vote.

●	Discrimination against shareholders. According to our amended and restated articles of association, there are no discriminating provisions against any existing or prospective holders of our shares as a result of a shareholder holding a substantial number of shares.

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

None.

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

U.S. Federal Income Taxation

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, or TCJA, was signed into law making significant changes to U.S. income tax law, including a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the modification of the U.S. international taxation system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. We do not see a material direct impact on our financials as of December 31, 2018.

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

Distributions on Ordinary Shares

This entire discussion in this section is subject to the discussion under the heading “Passive Foreign Investment Companies” below. A U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders whose total adjusted income exceeds certain income thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 20%, and for noncorporate U.S. Holders, whose total adjusted income does not exceed such thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

Based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we likely will be classified as a PFIC. In addition, we may have been a PFIC in prior years and may be a PFIC in the future. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making applicable elections under PFIC rules.

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

10.F. Dividends and paying agents

Not applicable.

10.G. Statement by experts

Not applicable.

10.H. Documents on display

We are subject to certain of the information reporting requirements of the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our Ordinary Shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K. The SEC maintains an Internet site that contains reports and other information that we file electronically with the SEC and which are available at the SEC’s website at http://www.sec.gov.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our interim Chief Executive Officer and our Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Our Board of Directors has determined that Eyal Gibor, Chairman of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

ITEM 16B.	Code of Ethics

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics was posted on our website prior to the Merger, at https://bioblastpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F/A and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer (a Member of EY Global), has served as our principal independent registered public accounting firm for each of the year ended 2017.

On March 17, 2019, the Company appointed Yarel + Partners as the Company’s principal independent registered public accountant to audit the Company’s consolidated financial statements for the fiscal year ended December 31, 2018. This action, taken at the general meeting of shareholders, effectively dismissed Kost Forer as of March 17, 2019, as the Company’s principal independent registered public accountants.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the year ended December 31, 2017 and information regarding fees paid by us to Yarel + and/or other member firms of EY Global for all services, including audit services, for the year ended December 31, 2018:

	Year Ended December 31,
	2018	2017
Audit fees (1)	$20,500	$80,000
Audit related fees (2)	23,000	23,000
Tax fees (3)	17,000	22,500
Total	$60,500	$125,500

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.
(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independence auditor including SEC filings, comfort letter, consents and comment letters in connection with regulatory filings.
(3)	Includes professional fees related to tax returns and other tax related services.

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

On March 17, 2019, the Company appointed Yarel + Partners as the Company’s principal independent registered public accountant to audit the consolidated financial statements of the Company for the fiscal year ended December 31, 2018. This action, taken at the general meeting of shareholders, effectively dismissed Kost Forer as of March 17, 2019, as the Company’s principal independent registered public accountants.

Kost Forer served as the independent auditor for the Company prior to the Merger and previously provided an Independent Auditor’s Report dated April 23, 2018, for the Company’s financial statements, which comprised the balance sheet as of December 31, 2017, and the related statements of operations, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

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

During the years ended December 31, 2018 and 2017 there were no disagreements with Kost Forer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Kost Forer’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. During the years ended December 31, 2017 and 2016 and through March 17, 2019, there were no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

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

ITEM 19.	EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Amended and Restated Articles of Association of the Company, filed as Exhibit 3.2 to Form F-1/A filed on July 8, 2014 (File No. 333-193824) and incorporated herein by reference.
4.1	Bioblast Pharma Ltd. 2013 Incentive Option Plan, as amended, filed as Exhibit 4.1 to Form 20-F filed on March 29, 2016 (File No. 001-36578), and incorporated herein by reference.
4.2	Form of Indemnification Agreement, filed as Exhibit 10.4 to Form F-1/A filed on April 8, 2014 (File No. 333-193824) and incorporated herein by reference.
4.3	Bioblast Pharma Ltd. Compensation Policy for Company Office Holders, included in Exhibit 99.1 to Form 6-K filed on March 31, 2015 (File No. 001-36578), and incorporated herein by reference.
4.4	Form of Ordinary Share Purchase Warrant issued to investors on March 22, 2016, filed as Exhibit 4.1 to Form 6-K filed on March 18, 2016 (File No. 001-36578), and incorporated herein by reference.
4.5	Agreement and Plan of Merger, dated November 19, 2018 by and among Bioblast Pharma Ltd., Treblast Ltd. and Enlivex Therapeutics Ltd., filed as Exhibit 99.1 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference.
4.6	Contingent Value Rights Agreement, dated November 19, 2018, filed as Exhibit 99.2 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference.
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global
15.2	Consent of Yarel + Partners
101	The following materials from our Annual Report on Form 20-F/A for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Changes in Shareholders’ Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Consolidated Notes to Financial Statements, tagged as blocks of text and in detail.

SIGNATURES

Enlivex Therapeutics Ltd. (f/k/a Bioblast Pharma Ltd.), hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Enlivex Therapeutics Ltd. (f/k/a Bioblast Pharma Ltd.)

By:	/s/ Shachar Shlosberger
Shachar Shlosberger
Chief Financial Officer
Date:	January 23, 2020

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS BIOBLAST PHARMA LTD.) AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Enlivex Therapeutics Ltd. (formerly known as Bioblast Pharma Ltd.) and its subsidiary (the “Company”) as of December 31, 2018 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

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

/s/ Yarel + Partners
Yarel + Partners,
Certified Public Accountants

We have served as the Company’s auditor since 2018.

Tel-Aviv, Israel
January 23, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BIOBLAST PHARMA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bioblast Pharma Ltd. and its subsidiary (the “Company”) as of December 31, 2017 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

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

/s/ Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer,
A Member of Ernst & Young Global

We have served as the Company’s auditor since 2013.

Tel-Aviv, Israel
April 23, 2018

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
U.S. dollar in thousands, except share data

	December 31,
	2018	2017

Assets
CURRENT ASSETS:
Cash and cash equivalents	$377	$3,526
Receivables and prepaid expenses	488	96
Total current assets	865	3,622

Total Assets	$865	$3,622

Liabilities and shareholders’ Equity
CURRENT LIABILITIES
Trade payables	$16	$19
Other accounts payable	19	391
Related parties	78	50
Total current liabilities	113	460

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.4 par value - 1,250,000 shares authorized at December 31, 2018 and 2017; 420,554 issued and outstanding shares at December 31, 2018 and 418,464 issued and outstanding shares at December 31, 2017, respectively	46	45
Additional paid-in capital	48,572	48,871
Accumulated deficit	(47,866)	(45,754)
Total shareholders’ equity	752	3,162

Total liabilities and shareholders’ equity	$865	$3,622

The accompanying notes are an integral part of the consolidated financial statements.

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollar in thousands, except share and per share data

	Year ended December 31,
	2018	2017	2016

Revenues	$-	$-	$-

Research and development	310	2,517	8,881
Pre-commercialization	-	479	1,085
General and administrative	1,802	2,959	5,900
Total operating expenses	2,112	5,955	15,866

(Loss) from operations	(2,112)	(5,955)	(15,866)

Financial (expenses) income, net	(4)	38	60

(Loss) before taxes on income	(2,116)	(5,917)	(15,806)

Taxes on income	4	(28)	(216)

Net (loss)	$(2,112)	$(5,945)	$(16,022)

Basic and diluted net loss per share	$(5.02)	$(14.33)	$(40.13)

Weighted average number of shares used in computing net loss per share	420,394	414,869	399,219

The accompanying notes are an integral part of the consolidated financial statements.

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollar in thousands except share and per share data

	Ordinary shares			Additional paid-in		Accumulated	Total shareholders’
	Number	Amount		Capital		deficit	Equity

Balance as of January 1, 2016	356,444	39		41,680		(23,787)	17,932

Issuance of Ordinary shares and warrants, net	54,032	6		6,083		-	6,089
Share based compensation, net	-	-		700		-	700
Net loss	-	-		-		(16,022)	(16,022)
Balance as of December 31, 2016	410,476	45		48,463		(39,809)	8,699
Exercise of stock options	7,988	*	)	*	)	-	-* )
Share based compensation, net	-	-		408		-	408
Net loss	-	-		-		(5,945)	(5,945)
Balance as of December 31, 2017	418,464	45		48,871		(45,754)	3,162

Exercise of stock options	2,090	1		*	)	-	1
Share based compensation	-	-		(299)		-	(299)
Net loss	-	-		-		(2,112)	(2,112)
Balance as of December 31, 2018	420,554	46		48,572		(47,866)	752

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended December 31,
	2018	2017	2016

Cash flows from operating activities:
Net loss	$(2,112)	$(5,945)	$(16,022)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	-	12	38
Impairment of property and equipment	-	52	-
Share-based compensation, net	(299)	408	700
Interest on short-term deposit	-	7	39
Changes in operating assets and liabilities:
Decrease (increase) in receivables and prepaid expenses	(392)	567	399
Decrease (increase) in long-term deposit	-	18	13
Increase (decrease) in trade payables	(3)	(681)	(712)
Increase (decrease) in other accounts payable	(344)	(790)	129
Increase (decrease) in accrued severance pay	-	-	(70)
Net cash used in operating activities	(3,150)	(6,352)	(15,486)

Cash flow from investing activities:

Change in short term bank deposits	-	3,000	9,000
Proceeds from sale of property and equipment	-	9	-
Purchase of property and equipment	-	(2)	(18)
Net cash provided by (used in) investing activities	-	3,007	8,982

Cash flow from financing activities:

Proceeds from exercise of options	1	*)	-
Issuance of shares, net	-	-	6,089
Net cash provided by financing activities	1	*)	6,089

Decrease in cash and cash equivalents	(3,149)	(3,345)	(415)

Cash and cash equivalents at the beginning of the period	3,526	6,871	7,286

Cash and cash equivalents at the end of the period	$377	$3,526	$6,871

Supplemental disclosures of cash flow information:
Cash paid for taxes	$30	$32	$210
Cash received for interest	$18	$43	$120

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share and per share data

1. Nature of business

Enlivex Therapeutics Ltd. (formerly known as “Bioblast Pharma Ltd.”) (the “Parent”) was incorporated in Israel and commenced its operations on January 22, 2012. In January 2015, Bioblast Pharma Inc. was established in the state of Delaware as a wholly owned subsidiary (the “Subsidiary”). The Company’s ordinary shares (“Ordinary shares”) are traded on the Nasdaq Capital Market.

The Parent and the Subsidiary (together the “Company”) are a clinical-stage biotechnology company. Since inception in 2012, the company was engaged in developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company focused on Trehalose, a therapeutic platform that potentially would have offered solutions for OculoPharyngeal Muscular Dystrophy (“OPMD”) and for Spinocerebellar Ataxia type 3 (SCA3; Machado Joseph disease).

On August 4, 2017, the Company announced a plan to devote all of its resources to exploring merger opportunities and selecting potential development and commercial partners for its Trehalose therapeutic platform.

The Company did not generate revenue from its Trehalose therapeutic platform since inception. The Company financed its operations through the issuance of shares, its initial public offering (the “IPO”) and a subsequent registered direct offering.

The Company recorded a net loss of $2,112 during the year ended December 31, 2018 and as of December 31, 2018, the Company had an accumulated deficit of $47,866.

On November 19, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enlivex Therapeutics R&D Ltd. (formerly known as “Enlivex Therapeutics Ltd.”), a company organized under the laws of the State of Israel (“Enlivex R&D ”) and which is a venture-funded clinical stage immunotherapy company developing an allogeneic drug pipeline for immune system rebalancing, which is critical for the treatment of life-threatening immune and inflammatory conditions that involve the hyper-expression of cytokines (Cytokine Release Syndrome), and  registered Treblast Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, Merger Sub will merge (the “Merger”) with and into Enlivex R&D, with Enlivex R&D surviving as the continuing company in the Merger and becoming wholly owned by the Company upon the terms and subject to the conditions set forth in the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger each outstanding ordinary share and all outstanding options of Enlivex R&D will be converted into the Company’s ordinary shares and options.

On March 26, 2019, Merger Sub and Enlivex R&D consummated the Merger, and Enlivex R&D became a wholly owned subsidiary of the Company. Upon completion of the Merger, the name of the Company was changed to Enlivex Therapeutics Ltd., and the Company’s shares has been admitted for continued listing on the Nasdaq Capital Market under the new symbol “ENLV”. Each outstanding ordinary share and option of Enlivex R&D was converted into approximately 0.04841 ordinary shares and options of the Company, subsequently, Enlivex R&D’s equity holders owned approximately 96% of the Company’s issued and outstanding equity on a fully dilutes basis in accordance with the treasury stock method.

The Merger has been treated as a reverse recapitalization of Enlivex R&D. As such, Enlivex R&D is treated as the acquirer for accounting and financial reporting purposes while the Company is treated as the acquired entity for accounting and financial reporting purposes. Further, as a result, the assets and liabilities and the historical operations that will be reflected in the Company’s future financial statements will be those of Enlivex R&D.

Enlivex R&D has been engaged since its inception in the development of an autologous and allogeneic  drug pipeline for the treatment of autoimmune and inflammatory conditions which involve over-expression or hyper-expression of cytokines (Cytokine Release Syndrome) such as CAR-T (Chimeric Antigen Receptor) cancer treatment procedures, Graft-versus-Host disease (GvHD) resulting from bone-marrow transplantations, solid organ transplantations and an assembly of autoimmune and inflammatory conditions, such as Crohn’s disease, rheumatoid arthritis, gout, multiple sclerosis,  and other disorders. The development is based on the discoveries of Professor Dror Mevorach, an expert on clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital (“Hadassah”).

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share and per share data

1. Nature of business (continued)

At the closing of the Merger, the Company, Enlivex R&D, Dr. Dalia Megiddo, as representative of the Company’s stockholders, and a rights agent entered into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, the Company’s stockholders received one CVR for each share of the Company’s’ common stock held of record immediately prior to the closing of the Merger. Each CVR represents the right to receive payments based on the Company’s Trehalose asset. CVR holders are entitled to receive 100% of any payments up to $20,000 received and 50% of all then subsequent consideration, net of all CVR transaction expenses. The CVR are not transferable, except in limited circumstances and are not to be registered with the SEC. Dr. Dalia Megiddo was appointed to serve as the representative of the CVR holders’ interests under the CVR Agreement.

On February 19, 2019 the company sold all of its Trehalose clinical development programs (including its advanced phase 2 clinical program of Trehalose to treat Oculoharyngeal Muscular Dystrophy (OPMD) to Seelos Therapeutics, Inc. (Nasdaq: SEEL), a clinical-stage biopharmaceutical company. Under the terms of the agreement, Seelos will pay the company a payment of $3,500 in two instalments; $1,500 already paid upon closing and the other $2,000 will be paid upon the first anniversary of the closing of the sale. Potential additional milestone payments of up to $17,000 will be made upon completion of the clinical study and approval of a New Drug Application (NDA) by the Food and Drug Administration (FDA), as well as royalties.

There is no assurance that profitable operations, if ever achieved, could be sustained on a continuing basis. The post-Merger Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development.

The Company’s ability to continue to operate in the long term is dependent upon additional financial support. The post-Merger Company’s management and board of directors believes that its current cash sources will enable the continuance of the Company’s activities for at least a year of the date the financial statements are issued with no need for additional fundraising.

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

Principles of consolidation

The consolidated financial statements include the accounts of Enlivex Therapeutics Ltd. (formerly known as “Bioblast Pharma Ltd.”) and its Subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

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

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share and per share data

2. Summary of significant accounting policies (continued)

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

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are invested in major banks in Israel and the United States. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk. The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Fair value of financial instruments

The Company has no financial instruments that are measured at fair value. The carrying amounts of cash and cash equivalents, receivables and prepaid expenses, trade payables and other accounts payable, approximate their fair value due to the short-term maturities of such instruments.

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

Contingent liabilities

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims and assessments. The Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company records charges for the losses it anticipates incurring in connection with litigation and claims against it when it concludes a loss is probable and the Company can reasonably estimate these losses. During the years ended December 31, 2018, 2017, and 2016, the Company was not subject to any material litigation or claims and assessments.

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

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

Since the Company reported net loss attributable to Ordinary shareholders for the years ended December 31, 2018, 2017 and 2016, basic and diluted net loss per share attributable to Ordinary shareholders are the same as basic net loss per share attributable to Ordinary shareholders for those periods. All Ordinary share warrants and Ordinary share options have been excluded from the computation of diluted weighted-average shares outstanding because such securities would have an antidilutive impact due to net losses reported for the years ended December 31, 2018, 2017 and 2016.

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share and per share data

Adoption of new standards

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This update allows companies the option to reclassify to retained earnings the tax effects related to items in Accumulated Other Comprehensive Income (Loss) as a result of the Tax Cuts and Jobs Act that was enacted on December 22, 2017. This update is effective in fiscal years, including interim periods, beginning after December 15, 2018, and early adoption is permitted. This guidance should be applied either in the period of adoption or retrospectively to each period in which the effects of the change in the U.S. federal income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this standard is not expected to impact the Company’s consolidates financial condition, results of operations, and cash flows.

In May 2017, the FASB issued ASU No. 2017-09, Compensation (Topic 718), which provides clarity and reduces both the diversity in practice and cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments in this update provide guidance on which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company has adopted ASU 2017-09 and the adoption of the amendment did not have a material impact on its consolidates financial condition, results of operations, and cash flows.

In August 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 clarifies whether eight specifically identified cash flow issues should be categorized as operating, investing or financing activities in the statement of cash flows. The guidance is effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. The adoption of ASU 2016-15 did not impact the consolidates Company’s financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to provide financial statement users with more useful information about expected credit losses on financial assets held by a reporting entity at each reporting date. The new standard replaces the existing incurred loss impairment methodology with a methodology that requires consideration of a broader range of reasonable and supportable forward-looking information to estimate all expected credit losses. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2019 and early adoption is permitted for fiscal years and interim periods within those years beginning after December 15, 2018. The Company is currently assessing the impact of this ASU on its consolidates financial statements, but expect the impact to be immaterial.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this update require a lessee to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term for all leases with terms greater than twelve months. For leases less than twelve months, an entity is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Also, in July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, to provide an additional transition method. An entity can now elect not to present comparative financial information under Topic 842 if it recognizes a cumulative-effect adjustment to retained earnings upon adoption. The amendments in these updates are effective for the Company for fiscal years beginning with 2019, including interim periods within those years, with early adoption permitted. The Company assessed the impact of the adoption of the amendments in these updates on the Company’s consolidates financial position and results of operations and considered that the adoption of this ASU will have no impact on its consolidates financial statements.

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share and per share data

3. Receivables and prepaid expenses

	December 31,
	2018	2017
	U.S. dollars in thousands
Government authorities	$16	$28
Prepaid expenses	472	68

	$488	$96

4. Property and equipment, net

Depreciation expenses for the years ended December 31, 2018, 2017 and 2016 were $0, $12 and $38, respectively.

In 2017, the Company terminated its lease facilities and accordingly wrote off its property and equipment in the amount of $52, which was recorded in the general and administrative expenses in the consolidated statements of operation.

5. Other accounts payable

	December 31,
	2018	2017
	U.S. dollars in thousands
Employees and payroll accruals	$-	$38
Accrued expenses	19	353
	$19	$391

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

7. Commitments and contingent liabilities

The Parent entered into an operating lease agreement for its facilities in Israel until June 2020, while maintaining the right to terminate the lease agreement under certain conditions during its term. To secure its obligation under the lease agreement, the Parent provided bank guarantees of $26. The lease expenses for those facilities for the years ended December 31, 2017 and 2016 amounted to $65, and $100, respectively. On August 31, 2017, the Parent terminated the lease and vacated the facilities. The Company paid $16 as a penalty for early termination and the bank guarantee was canceled.

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share data and per share data

7. Commitments and contingent liabilities (continued)

The Subsidiary entered into short-term operating lease agreements for office facilities in New Haven, CT and in Doylestown, PA. The combined lease expenses for those facilities for the year ended December 31, 2016 amounted to $80. The Subsidiary terminated both lease agreements during October 2016.

8. Ordinary shares

On March 22, 2016, the Company completed a registered direct offering of 54,032 Ordinary shares at a price of $124 per share for a total net consideration of $6,089, after deducting underwriting commissions and other issuance expenses.

On September 18, 2017 the shareholders of the Company approved a reverse split of the Company’s share capital at a ratio of five to one, so each five Ordinary shares, par value NIS 0.01 per share, were consolidated into one Ordinary share, par value NIS 0.05.

On March 6, 2019 the shareholders of the Company approved a reverse split of the Company’s share capital at a ratio of eight to one, so each eight Ordinary shares, par value NIS 0.05 per share, have been consolidated into one Ordinary share, par value NIS 0.40.

All references to Ordinary shares amounts have been retroactively restated to reflect the eight to one reverse split.

9. Warrants

The following Ordinary shares warrants were issued by the Company:

	Shares of
	Ordinary Shares
	Underlying	Exercise Price	Issuance	Expiration
Issued in connection with:	Warrants	Per Share	Date	Date
Registered direct offering of Ordinary shares	27,016	$180	March 22, 2016	September 22, 2021

The Ordinary shares warrants are exercisable at any time following September 22, 2016 and through their expiration dates

10. Share option plans

In December 2013, the Company adopted the 2013 Incentive Option Plan (the “2013 Plan”), which provided for the grant of incentive Ordinary share options and nonqualified Ordinary share options to employees, directors, and non-employees of the Company. As of December 31, 2018, the 2013 Plan included a total of 83,649 options to purchase Ordinary shares. Option awards generally expire 10 years from the grant date and generally vest over four years; however, vesting conditions can vary at the discretion of the Company’s board of directors (the “Board”).

The fair value of each Ordinary share option issued was estimated at the date of grant using the following weighted-average assumptions:

	Year ended December 31,
	2018	2017	2016
Risk-free interest rate	-	-	1.2%-2.1%
Expected option term (years)	-	-	5.0-7.0
Expected price volatility	-	-	79.3%-90.6%
Dividend yield	-	-	0%

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollar in thousands, except share data and per share data

A summary of option activity as of December 31, 2018, and the year then ended is presented below:

			Weighted-
			Average
		Weighted-	Remaining
	Number of	Average	Contractual
	Stock Options	Exercise Price	Term (Years)
Outstanding, January 1, 2018	34,181	$99.20	7.76
Exercised	(2,090)	-	-
Forfeited/Expired	(16,591)	$120.07	-
Outstanding, December 31, 2018	15,500	$90.16	2.69
Exercisable, December 31, 2018	15,500	$90.16	2.69

Outstanding, January 1, 2017	66,295	$136.44	7.74
Exercised	(7,988)	-	-
Forfeited/Expired	(24,126)	$292.61	-
Outstanding, December 31, 2017	34,181	$99.20	7.76
Exercisable, December 31, 2017	25,552	$93.94	7.58

In 2018 and 2017 The Company did not grant any options.

As of December 31, 2018, there was $0 of unrecognized compensation costs related to share options.

The aggregate intrinsic values of the outstanding options as of December 31, 2018 and 2017 were $0 and $38.

Share-based compensation expense is classified in the consolidated statements of operations as follows:

	December 31,
	2018	2017	2016
	U.S. dollars in thousands
Research and development expenses	$(255)	$198	$531
Pre-commercialization expenses	-	(11)	(147)
General and administrative expenses	(44)	221	316
	$(299)	$408	$700

During 2018, 2017 and 2016, 16,591, 24,126 and 137,517 share options, respectively, were forfeited, primarily as result of workforce reductions discussed in Note 13. As a result, $359, $144 and $1,424 of previously recognized share-based compensation expenses were reversed in the years ended December 31, 2018, 2017 and 2016, respectively.

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share data and per share data

11. Income taxes

Loss (Profit) before provision for income taxes consists of the following:

	December 31,
	2018	2017	2016
	U.S. dollars in thousands
Domestic (Israel)	$2,452	$5,582	$15,765
Foreign (U.S.)	(336)	335	41
	$2,116	$5,917	$15,806

The components of income tax provision consist of the following:

	December 31,
	2018	2017	2016
	U.S. dollars in thousands
Current Provision for income taxes:
Domestic (Israel)	$-	$-	$5
Foreign (U.S.)	20	39	166
Total current provision for income taxes	20	39	171
Previous years adjustments - foreign	(24)	(16)	50
Deferred tax benefit - foreign	-	5	(5)
Total provision for income tax	$(4)	$28	$216

The main reconciling item between the statutory tax rate of the Company and the effective tax rate are its losses in Israel, amounting to $ 2,452, $ 5,582 and $ 15,765 for the years ended December 31, 2018, 2017 and 2016, respectively, for which valuation allowance was provided in each year. The Parent is taxed under the Israeli tax law at the corporate tax rate of 23%, 24% and 25% for the years 2018, 2017 and 2016, respectively.

The Subsidiary is taxed under U.S. tax law. The federal corporate tax rate as of December 31, 2017 (progressive) was up to 24% excluding state tax. State tax rates vary and are dependent on the state in which the Subsidiary conducts its business.

The U.S. Tax Cuts and Jobs Act of 2017 (“TCJA”) was signed into law on December 22, 2017. This legislation makes complex and significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate as of January 1, 2018 to a flat rate of 21% and limitations on certain corporate deductions and credits, among other changes.

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

The Parent has accumulated losses for tax purposes as of December 31, 2018, in the amount of $39,780. Pursuant to the tax ruling given by the Israel Tax Authority at the Company’s request on January 10, 2019 prior to the Merger (as discussed in Note 1), the Parent’s accumulated losses as of the merger date from any source, will be invalid and will no longer be offset against future taxable income, except for the Parent’s income from realization of assets held by the Parent prior to the merger date.

The Company files income tax returns in Israel, in the United States and in various U.S. states. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate.

As of December 31, 2018, the Company cancelled a liability for uncertain tax position related to various income tax matters which were resolved during 2018. The liability was previously classified as other long-term liabilities.

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share data and per share data

12. Related party transactions

Effective as of August 2014, one of the Company’s shareholders (“Shareholder A”) received an annual compensation of $25, for services rendered as a member of the Board. As of August 2016, the Company’s annual director’s fee was increased to a total of $30 per year. In addition, in August 2016, the Company granted to a member of its Board, who is a principal of Shareholder A, 3,750 options to purchase Ordinary shares at an exercise price of $64.8 per share. In January 2017, Shareholder A resigned as a director of the Company and terminated the services agreement.

In January 2016, the Company entered into an amended consulting agreement with an entity owned by one of its shareholders (“Shareholder B”), pursuant to such amendment, Shareholder B was appointed as a special advisor to the chief executive officer for a total monthly fee to $21. In June 2016, the Company terminated the amended consulting agreement effective as of February 2017.

In November 2015, effective retrospectively as of January 2015, the Company entered in to an amended consulting agreement with an entity owned by one of its shareholders (“Shareholder C”) who was also a co-founder of the Company and a member of the Board, pursuant to which Shareholder C was appointed as a special advisor to the chief executive officer and was entitled to a monthly fee of $28. In June 2016, the Company terminated the amended consulting agreement effective December 2016. During 2017, the Company engaged with Shareholder C to provide services relating to the Company’s intellectual property and relevant patent filings. Shareholder C has not received any remuneration for these services rendered, and in November 2017 at the shareholders’ Annual General Meeting, the shareholders approved a one-time payment of $50.

In December 2018, the Board of Directors approved an annual compensation to Shareholder C in the amount of $29 for the services provided during the period of January 1, 2018 through July 31, 2018 (the compensation reflects an annualized sum of $50). The Services and compensation terminated on August 1, 2018, when Shareholder C became the Company’s interim Chief Executive Officer. The Board of Directors also approved additional payment to Shareholder C of an annual base compensation of $60, or a proportional part thereof for periods of less than a full year for his position as the Company’s interim Chief Executive Officer, effective as of August 1, 2018.

13. Employee benefits plan

Pursuant to the Israeli Severance Pay Law 1963 (the “Israeli Severance Pay Law”), Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Israeli employees of the Company. agreed to the terms set forth under Section 14 of the Israeli Severance Pay Law, according to which amounts deposited in severance pay funds by the Company shall be the only severance payments released to the employee upon termination of employment, voluntarily or involuntarily. As a result, no assets or liabilities are recorded in the accompanying consolidated balance sheets, as the Company is legally released from the obligation to employees once the deposit amount has been paid. Such payments are recorded as severance expenses. The severance expenses for the years ended December 31, 2018, 2017 and 2016 amounted to $0, $36, and $65, respectively.

Since 2015, the Company’s U.S. operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 100% of each participant’s contributions up to 4%. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statement of operations. Total employer 401(k) contributions for the years ended December 31, 2018, 2017 and 2016 were $0.5, $14, $42, respectively.

In June 2016, following a decision to downsize and focus on one product platform, the Subsidiary terminated the employment agreements of certain employees. These employees were entitled to payments upon their involuntary termination. The employee termination process was completed by the end of 2016. During the year ended December 31, 2016, the Subsidiary paid a total of $1,907, termination related payments to departing employees, of which $145 and $1,762 were recorded as research and development and general and administrative expenses, respectively. In addition, as of December 31, 2016, the Subsidiary accrued a total of $19 related to termination benefits of departing employees, which was paid during 2017.

In July 2017, following a decision to downsize the Company activities, the Subsidiary terminated the employment agreements of certain employees. One employee was entitled to payments upon involuntary termination. During the years ended December 31, 2018 and 2017, the Subsidiary paid termination related payments to departing employees of $600 and $53, respectively, all recorded as research and development.

ENLIVEX THERAPEUTICS LTD. (FORMERLY KNOWN AS “BIOBLAST PHARMA LTD.”) AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollar in thousands, except share data and per share data

14. Financial (expenses) income, net

Financial (expenses) income, net are as follows:

	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Interest income	$12	$39	$90
Gain (loss) on foreign currency transactions, net	(10)	4	(22)
Other expenses	(6)	(5)	(8)
Total	$(4)	$38	$60

15. Events subsequent to the balance sheet date

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following events necessitated disclosure:

On February 19, 2019 the company sold all of its Trehalose clinical development programs (including its advanced phase 2 clinical program of Trehalose to treat Oculoharyngeal Muscular Dystrophy (OPMD) as described in note 1.

On March 26, 2019 pursuant to the Merger Agreement, the Company consummated a Merger and became the parent of Enlivex Therapeutics R&D Ltd. as described in note 1.

In connection with the Merger Agreement, the Company entered into a securities purchase agreement with certain private investors (the “Investors”), pursuant to which the Investors purchased an aggregate of 682,631 ordinary shares of the Company for a purchase price of $12.25 per share (the ” Private Placement”), totaling $8,362.

None of the ordinary shares of the Company issuable pursuant to the Merger or upon exercise of options assumed in the Merger or the ordinary shares issued and sold in the Private Placement have been registered under the Securities Act of 1933, as amended (the “Securities Act”).

On March 24, 2019 the Parent changed its name from Bioblast Pharma Ltd. to Enlivex Therapeutics Ltd. and Enlivex Therapeutics Ltd. changed its name to Enlivex Therapeutics R&D Ltd.

In connection with the consummation of the Merger the company amended and restated its articles of association and increased the total number of shares of all classes to be issued to 45,000,000 ordinary shares with a par value of NIS 0.40 per share.