Form 20-F/A
period 2018-12-31
Enlivex Therapeutics Ltd.
filed 2020-01-31
CIK 1596812

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

☐ Yes                 ☒ No

EXPLANATORY NOTE

Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex”, the “Company”, “we”, “us” or “our”), is filing this Amendment No. 2 on Form 20-F/A (this “Amendment No. 2”) to amend its Annual Report on Form 20-F for the year ended December 31, 2018, which Enlivex filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2019 (the “Original 20-F”), as amended by Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) filed with the SEC on January 23, 2020.

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

The purpose of this Amendment No. 2 is to revise Part II, Item 15 to Amendment No. 1 to reflect management's conclusion that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective at December 31, 2018 due to a material weakness in internal control over financial reporting, resulting in the filing of Enlivex R&D’s historical audited financial statements for the year ended December 31, 2018 in the Original 20-F rather than those of Bioblast, and to disclose the remediation undertaken by management subsequent to such date.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have included the entire text of Part II, Item 15 of Form 20-F in this Amendment No. 2. Other than as described above and the inclusion with this Amendment No. 2 of new certifications by management and related amendments to the List of Exhibits contained in Part III, Item 19 herein, this Amendment No. 2 speaks only as of the time period covered in Amendment No. 1 and does not amend, supplement or update any information contained in Amendment No. 1 or the Original 20-F to give effect to any subsequent events. Accordingly, this Amendment No. 2 should be read in conjunction with Amendment No. 1, the Original 20-F and our reports filed with the SEC subsequent to the Original 20-F.

Notwithstanding the existence of the material weakness described in Part II. Item 15, we believe that the consolidated financial statements in Amendment No. 1 fairly present, in all material respects, the financial position, results of operations and cash flows of Bioblast, as of the dates, and for the periods, presented, in conformity with U.S. generally accepted accounting principles.

Enlivex expects to file with the SEC its Annual Report on Form 20-F for the year ended December 31, 2019 on or prior to May 1, 2020, which is the deadline for filing such Annual Report.

PART TWO

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our interim Chief Executive Officer and our Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018, or the Evaluation Date. Based on such evaluation, those officers had concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Subsequent to that evaluation, as a result of the material weakness in the Company's internal control over financial reporting described in Item 15(b) below, our Chief Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2018.

(b) Management’s Annual Report on Internal Control over Financial Reporting (as revised)

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management had concluded that our internal control over financial reporting was effective as of December 31, 2018 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As described below, the Company’s management has reevaluated the effectiveness of our internal control over financial reporting as of December 31, 2018 and has subsequently concluded that the material weakness described below existed as of December 31, 2018. The material weakness was due to a deficiency in the design of controls to appropriately perform effective and timely review of the accounting for, and disclosure of, non-routine business combinations. As a result, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2018. The Company therefore has amended this Management's Annual Report on Internal Control Over Financial Reporting. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The Company's management did not design and maintain effective internal controls related to non-routine material business combinations, resulting in the filing of Enlivex R&D’s historical audited financial statements for the year ended December 31, 2018 in the Original 20-F rather than those of Bioblast, which the Company ultimately filed with Amendment No. 1. Accordingly, the Company has determined that this control deficiency constituted a material weakness.

As at the date of this Amendment No. 2, we believe the identified material weakness has been fully remediated and the Company’s management has taken steps to strengthen the Company's controls relating to non-routine material business combination activity, including, enhancing policies and procedures and strengthening communication and information flows between legal and finance personnel. Management is committed to maintaining a strong internal control environment and believes the above noted efforts will represent significant improvements to the internal control environment.

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

PART THREE

ITEM 19.	EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Amended and Restated Articles of Association of the Company, filed as Exhibit 3.2 to Form F-1/A filed on July 8, 2014 (File No. 333-193824) and incorporated herein by reference.
4.1	Bioblast Pharma Ltd. 2013 Incentive Option Plan, as amended, filed as Exhibit 4.1 to Form 20-F filed on March 29, 2016 (File No. 001-36578), and incorporated herein by reference.
4.2	Form of Indemnification Agreement, filed as Exhibit 10.4 to Form F-1/A filed on April 8, 2014 (File No. 333-193824) and incorporated herein by reference.
4.3	Bioblast Pharma Ltd. Compensation Policy for Company Office Holders, included in Exhibit 99.1 to Form 6-K filed on March 31, 2015 (File No. 001-36578), and incorporated herein by reference.
4.4	Form of Ordinary Share Purchase Warrant issued to investors on March 22, 2016, filed as Exhibit 4.1 to Form 6-K filed on March 18, 2016 (File No. 001-36578), and incorporated herein by reference.
4.5	Agreement and Plan of Merger, dated November 19, 2018 by and among Bioblast Pharma Ltd., Treblast Ltd. and Enlivex Therapeutics Ltd., filed as Exhibit 99.1 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference.
4.6	Contingent Value Rights Agreement, dated November 19, 2018, filed as Exhibit 99.2 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference.
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
15.1*	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global
15.2*	Consent of Yarel + Partners
101*	The following materials from our Annual Report on Form 20-F/A for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Changes in Shareholders’ Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Consolidated Notes to Financial Statements, tagged as blocks of text and in detail.

*	Previously filed with the Annual Report on Form 20-F originally filed on January 23, 2020.

SIGNATURES

Enlivex Therapeutics Ltd. (f/k/a Bioblast Pharma Ltd.), hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its annual report on its behalf.

Enlivex Therapeutics Ltd. (f/k/a Bioblast Pharma Ltd.)

By:	/s/ Shachar Shlosberger
Shachar Shlosberger
Chief Financial Officer

Date:	January 31, 2020

3