Form 20-F
period 2019-12-31
Enlivex Therapeutics Ltd.
filed 2020-04-30
CIK 1596812

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number 001-36578

Enlivex Therapeutics Ltd.

(Exact name of Registrant as specified in its charter)

State of Israel

(Jurisdiction of incorporation or organization)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Mr. Oren Hershkovitz

Tel: +972.2.6208072
Email: Oren@enlivexpharm.com
Facsimile: +972.2.6208070

14 Einstein Street, Nes Ziona, Israel 7403618

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares, par value of NIS 0.40	ENLV	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

10,334,126 Ordinary Shares, par value NIS 0.40 per share as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-Accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)     Yes  ☐    No  ☒

i

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

Following the Merger and after giving effect to a private placement consummated in connection with the Merger, the former equity holders of Enlivex R&D owned approximately 89.1% of the Company’s issued and outstanding equity, Bioblast shareholders immediately prior to the Merger owned approximately 4.016% of the Company’s issued and outstanding equity, and the Investors (as defined below) owned approximately 6.74% of the Company’s issued and outstanding equity.

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

Business Description of Enlivex

The Company is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions, which involve the hyper-expression of cytokines (“Cytokine Release Syndrome”) and for which there are no U.S. Food and Drug Administration (“FDA”)-approved treatments, as well as treating solid tumors by modulating such tumors’ microenvironment.

The Company’s primary innovative immunotherapy candidates are novel candidates based on the same unique mechanism of action, which induces the immune system to rebalance itself to normal levels of operation. These candidates target clinical indications that are defined as “unmet medical needs,” such as acute organ failure associated with sepsis, and preventing or treating complications associated with bone marrow transplants (“BMT”) and/or hematopoietic stem cell transplants (“HSCT”). The Company developed a product candidate from matched-donor cells, which has historically been referred to simply as Allocetra™. This product candidate has been the subject of clinical trials for preventing or treating complications associated with bone marrow transplants (“BMT”) and/or hematopoietic stem cell transplants (“HSCT”). We now refer to this product candidate as “Allocetra™ from matched-donor cells.” The Company developed a related product candidate, which has historically been referred to as off-the-shelf Allocetra™ or “Allocetra-OTS”, which has a substantially identical mechanism of action to Allocetra™ from matched-donor cells, but it does not require matched-donor cells as the source of therapeutic cells. The Company’s timeline for the continued development of Allocetra™ from matched donor cells for the prevention of GvHD in allogeneic HSCT patients has been modified to reflect the Company’s re-prioritization of product development in light of the encouraging results of the Phase Ib of Allocetra-OTS in patients with severe sepsis. The Board decided to prioritize the Company’s cash reserves and resources on Allocetra-OTS in order to generate additional clinical data, first and foremost, in a randomized, controlled sepsis clinical trial, and to consider the initiation of smaller clinical trials in high-value indications with an assumed pathophysiology markedly similar to that of sepsis. Because the product candidate historically referred as Allocetra-OTS is substantially identical to the product candidate formerly referred to as Allocetra™ (now “Allocetra™ from matched-donor cells”), the Company now refers to Allocetra-OTS as “Allocetra™”. As a result of the Company’s decision, the planned continuation of additional clinical trials of Allocetra™ from matched-donor cells for the prevention GvHD in allogeneic HSCT patients have currently been rescheduled to 2022, pending the expected results of clinical trials in sepsis and potentially other related indications during 2020-2022.

For more information on each of Allocetra™ and Allocetra™ from matched-donor cells and a description of the respective clinical trials of Allocetra™ and Allocetra™ from matched-donor cells, see “Information on the Company — Business overview.”

Because Allocetra™ and Allocetra™ from matched-donor cells are based on the same unique mechanism of action and are otherwise substantially identical, , the term Allocetra™ as used in this Annual Report on Form 20-F refers to both Allocetra™ and Allocetra™ from matched-donor cells unless otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to:

●	our expectations regarding the timing of clinical trials with respect to Allocetra™ and Allocetra™ from matched-donor cells;

●	the continued listing of our ordinary shares on Nasdaq;

●	our expectations regarding the progress of our clinical trials, including the duration, cost and whether such trials will be conducted at all;

●	our intention to successfully complete clinical trials in order to be in a position to submit applications for accelerated regulatory paths in the EU and the United States;

●	the possibility that we will apply in the future for regulatory approval for our current and any future product candidates we may develop, and the costs and timing of such regulatory approvals;

●	the likelihood of regulatory approvals for any product candidate we may develop;

●	the timing, cost or other aspects of the commercial launch of any product candidate we may develop, including the possibility that we will build a commercial infrastructure to support commercialization of our current and any future product candidates we may develop;

●	future sales of our product candidates or any other future products or product candidates;

●	our ability to achieve favorable pricing for our product candidates;

●	the potential for our product candidates to receive orphan drug designations;

●	that any product candidate we develop potentially offers effective solutions for various diseases;

●	whether we will develop any future product candidates internally or through strategic partnerships;

●	our expectations regarding the manufacturing and supply of any product candidate for use in our clinical trials, and the commercial supply of those product candidates;

●	third-party payer reimbursement for our current or any future product candidates;

●	our estimates regarding anticipated expenses, capital requirements and our needs for substantial additional financing;

●	patient market sizes and market adoption of our current or any future product candidates by physicians and patients;

●	completion and receiving favorable results of clinical trials for our product candidates;

●	protection of our intellectual property, including issuance of patents to us by the United States Patent and Trademark Office (the “USPTO”), and other governmental patent agencies;

●	our intention to pursue marketing and orphan drug exclusivity periods that are available to us under regulatory provisions in certain countries;

●	the development and approval of the use of our current or any future product candidates for indications in addition to preventing cytokine storm associated organ failure in sepsis patients and complications associated with bone marrow transplants, acute graft versus host disease (“GvHD”);

●	our expectations regarding commercial and pre-commercial activities;

●	our expectations regarding licensing, acquisitions, and strategic operations; and

●	our liquidity.

In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “hope,” “targets,” “potential,” “goal” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those suggested in such forward-looking statements. These statements are current only as of the date of this Annual Report on Form 20-F and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our actual results, levels of activity, performance or achievements to be materially different from those suggested in the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this Annual Report on Form 20-F would not be interpreted differently in light of additional research, clinical and preclinical trials results. The forward-looking statements contained in this Annual Report on Form 20-F are subject to risks and uncertainties, including those discussed under Item 3.D. - “Risk Factors” and in our other filings with the Securities and Exchange Commission (the “SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we do not intend to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 20-F.

v

PART ONE

ITEM 1.	Identity of directors, senior management and advisers

Not applicable.

ITEM 2.	Offer statistics and expected timetable

Not applicable.

ITEM 3.	Key information

3.A. Selected financial data

Our historical financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The following summary financial data for the years ended December 31, 2019, 2018, 2017 and 2016 and as of December 31, 2019, 2018, 2017 and 2016 are derived from, and should be read in conjunction with, the audited financial statements, and notes thereto, appearing elsewhere in this Annual Report on Form 20-F. Selected financial data for the year ended December 31, 2015 is unaudited, and the Company could not provide audited data for such years without unreasonable effort or expense.

The information presented below is qualified by the more detailed historical financial statements set forth in this Annual Report on Form 20-F, and should be read in conjunction with those financial statements, the notes thereto and the discussion under Item 5 - “Operating and Financial Review and Prospects.”

Merger

For a description of the Merger, please see the “Introduction” appearing before Part I, Item 1 of this Annual Report on Form 20-F. The Merger was accounted for as an issuance of shares by the Company for the net assets of Bioblast Pharma Ltd., accompanied by a recapitalization. Accordingly, Enlivex R&D is reflected as the predecessor and acquirer and therefore the accompanying financial statements reflect the historical financial statements of Enlivex R&D for all periods presented and do not include the historical financial statements of pre-merger Bioblast. All historical information presented herein has been retroactively restated to reflect the effect of the merger shares exchange ratio, reverse stock split and change to the authorized number of ordinary shares in accordance with Accounting Standards Codification Topic 260, “Earnings Per Share”.

Statement of Operations Data - Year Ended December 31,

U.S. dollars in thousands, except share and per share data

	2019		2018		2017		2016		2015
									(unaudited)
Revenues	$		$		$		$		$
Operating expenses:
Research and development expenses		5,724		4,255		1,691		2,029	1,625
General and administrative expenses		2,895		1,044		480		793	710
Operating (loss)		(8,619)		(5,299)		(2,171)		(2,822)	(2,335)
Financial income		238		1,060		37		30	20
Financial expenses		1,003		3		370		86	120
Net Income (loss)		(9,384)		$(4,242)		$(2,504)		$(2,878)	$(2,435)
Other comprehensive gain (loss)
Interest on convertible notes				-				(67)	(617)
Exchange differences arising from translating financial statements from functional to presentations currency		(951)		(748)		336		93	15
Total other comprehensive gain (loss)		(951)		(748)		336		26	(602)
Total comprehensive (loss)		(8,433)		(4,990)		(2,168)		(2,852)	(3,037)
Basic (loss) earnings per share		(1.12)		$(1.4)		(0.94)		(1.03)	(0.99)
Weighted average number of shares outstanding		8,649,486		3,509,346		3,425,925		3,357,647	3,059,508
Diluted (loss) per share		(1.11)		$(1.4)		(0.94)		(1.03)	(0.99)
Weighted average number of shares outstanding		8,649,486		3,509,346		3,425,925		3,357,647	3,059,508

Balance Sheet Data - December 31,

U.S. dollars in thousands

	2019	2018	2017	2016	2015
					(unaudited)
Assets
Current Assets:
Cash and cash equivalents	3,948	$9,736	$9,005	$3,020	$262
Short Term Deposits	8,060	40	-	-	5,009
Prepaid expenses	510	288	14	46	154
Other receivables	403	213	95	47	510
Cash held for CVR holders	1,500	-	-	-	-
Receivables for the sale of Trehalose	2,000	-	-	-	-
Total Current Assets	16,421	10,277	9,114	3,113	5,935
Non-Current Assets
Restricted cash	76	56	27	25	19
Long-term prepaid expenses	5	16	11	7	5
Property and equipment, net	648	685	388	314	188
Other assets	410
Total Non-Current Assets	1,139	757	426	346	212
Total Assets	17,560	$11,034	$9,540	$3,459	$6,147
Liabilities
Current liabilities
Accounts payable trade	316	$173	$37	$32	$71
Accrued expenses and other liabilities	1,897	944	634	583	577
Payables to related parties	367	13	25	28	28
CVR holders	3,400
Total Current Liabilities	5,980	1,130	696	643	676
Non-Current Liabilities
Retirement benefit obligations	-	6	7	6	6
Other long-term Liabilities	298
Warrants	-	192	344	-
Total Non-Current Liabilities	298	198	351	6	6
Commitments and Contingent Liabilities		-
Total Liabilities	6,278	1,328	1,047	649	682

3.B. Capitalization and indebtedness

Not applicable.

3.C. Reasons for the offer and use of proceeds

Not applicable.

3.D. Risk factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below before investing in our ordinary shares.

There are a number of risks and uncertainties that could affect our business and cause our actual results to differ from past performance or expected results. We consider the following risks and uncertainties to be those material to our business. If any of these risks actually occur, our business, financial condition and results of operations could suffer, and the trading price of our ordinary shares could decline. We urge investors to consider carefully the risk factors described below in evaluating any investment in our ordinary shares and the information contained in this Annual Report on Form 20-F.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical-stage cell immunotherapy company with a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

We are a clinical-stage cell immunotherapy company with a limited operating history and no currently approved products. To date, we have focused almost exclusively on developing our related product candidates, Allocetra™ and Allocetra™ from matched-donor cells. We have funded our operations to date primarily through proceeds from private placements of ordinary shares and convertible debt. We have no saleable products and have not generated any revenue from product sales. We have incurred losses in each year since our inception in 2005. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2019 and 2018 was approximately $9.3 million and $4.2 million, respectively. As of December 31, 2019, we had an accumulated deficit of approximately $25.6 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs.

We expect our research and development expenses to increase in connection with our planned pre-clinical studies and clinical trials. We may also incur expenses in connection with third-party studies and trials involving our product candidates or other intellectual property. In addition, if we obtain marketing approval for any of our product candidates, we will likely initially incur significant outsourced sales, marketing and manufacturing expenses, as well as continued research and development expenses. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing cell immunotherapy products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We have not generated any revenue from Allocetra™ or any other product candidate, and we may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. We have not generated any revenue from our development of Allocetra™, or any other product candidate. We do not know when, or if, we will generate any revenue. We do not expect to generate revenue unless and until we obtain regulatory and marketing approval of, and commercialize, Allocetra™ or Allocetra™ from matched-donor cells or any other product candidate. We will continue to incur research and development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, and such losses will likely increase as we:

●	initiate and manage preclinical development and clinical trials for our current and any new product candidates;

●	seek regulatory approvals for our product candidates, or future product candidates, if any;

●	implement internal systems and infrastructure, including, without limitation, hiring of additional personnel as needed and to develop sales and marketing functions if and when our product candidate receives applicable regulatory approval;

●	seek to in-license additional technologies for development, such as cell delivery, processing and testing technologies;

●	hire additional management and other personnel; and

●	move towards commercialization of our product candidates and future product candidates, if any.

We may out-license our ability to generate revenue from our product candidates, depending on a number of factors, including our ability to:

●	obtain favorable results from and progress the clinical development of our product candidates, particularly Allocetra™;

●	develop and obtain regulatory approvals in various countries and for the uses we intend to pursue for our product candidates;

●	subject to successful completion of registration, clinical trials and perhaps additional clinical trials of any product candidate, apply for and obtain marketing approval in the countries we intend to pursue for such product candidate;

●	contract for the manufacture of commercial quantities of our product candidates at acceptable cost levels, subject to the receipt of marketing approval; and

●	establish external, and potentially, internal, sales and marketing capabilities to effectively market and sell our product candidates in the United States and other countries.

Even if either Allocetra™, our leading product candidate, which has been developed for treating organ dysfunction and failure in sepsis patients, or Allocetra™ from matched-donor cells, which has been developed for prevention of GvHD in allogeneic HSCT patients, is approved for commercial sale for any indication, either product candidate may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without additional funding.

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

We will need to raise substantial additional capital to fund our operations and to develop and commercialize our product candidates, particularly Allocetra™. Our future capital requirements may be substantial and will depend on many factors, including, but not limited to:

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

Based on our current operating plan, we anticipate our existing resources will be sufficient to enable us to maintain our currently planned operations, including our continued product development, through the fourth quarter of 2022. We will require significant additional funds to initiate and complete the FDA and the European Medicines Agency (“EMA”) approval process. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, including, without limitation, regulatory requests by the FDA or EMA, changes in our development strategy, delays in or an inability to execute our development plans, unsuccessful preclinical or clinical studies and losing our “Small and Medium Enterprise” status at the EMA, which entitles us to significant fee reductions. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital and operating expenditures associated with our anticipated clinical trials and general operations. We have no committed external sources of funds. Additional financing may not be available when we need it or on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned clinical trials or other development activities for our product candidates, which would materially and adversely affect our liquidity and results of operations.

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

We expect our long-term capital requirements to depend on many potential factors, including, among others:

●	the number of product candidates in development;

●	the duration and cost of discovery and preclinical development;

●	the regulatory path of product candidates, including our lead product candidate, Allocetra™, which has been developed for treating organ dysfunction and failure in sepsis patients;

●	the results of preclinical and clinical testing, which can be unpredictable in product candidate development;

●	our ability to successfully commercialize our product candidates, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

●	the progress, success and costs of our clinical trials and research and development programs, including those associated with milestones and royalties;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our lead product candidate and addressing regulatory and other issues that may arise post-approval;

●	the breadth of the labeling, assuming that any of our product candidates are approved for commercialization by the relevant regulatory authority;

●	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidate targets;

●	the costs of enforcing our issued patents and defending intellectual property-related claims;

●	the costs of investigating patents that might block us from developing potential product candidates;

●	the costs of recruiting and retaining qualified personnel;

●	our revenue, if any; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

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

We devote substantially all of our efforts toward research and development activities. In the course of such activities, we have sustained operating losses and expect such losses to continue for the foreseeable future. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve one of our product candidates and we successfully commercialize (including out-licensing) such product candidate. Accordingly, our ability to continue operating will require us to obtain additional financing to fund our operations. According to our estimates, if we are not successful in obtaining additional capital resources, there is a substantial doubt that we will be able to continue our activities beyond the fourth quarter of 2022. The perception of our inability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Risks Related to Our Business, Industry and Regulatory Requirements

We have focused substantially all of our efforts and resources on Allocetra™, and we may not obtain regulatory approval of Allocetra™.

We have invested almost all of our efforts and financial resources in the research and development of Allocetra™. As a result, our business is primarily dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize Allocetra™. The process to develop, obtain regulatory approval for and commercialize Allocetra™ is long, complex and costly, and its outcome is uncertain.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs and pharmaceutical products, including biologics, are subject to extensive regulation by the FDA, the EMA and regulatory agencies in other countries. These regulations differ from jurisdiction to jurisdiction. We are not permitted to market Allocetra™, or any other product candidate, in the United States until we receive approval of a biologics license application (“BLA”) from the FDA, or a marketing authorization application (“MAA”) from the EMA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. We have not received regulatory clearance to conduct the clinical trials that are necessary to file a BLA with the FDA or comparable applications to other regulatory authorities in other countries or received marketing approval for Allocetra™. The results of clinical trials may be unsatisfactory, even if we believe those clinical trials to be successful, the FDA, or other regulatory authorities, may not approve our BLA should we be in a position to file one.

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

We may not be able to commence or complete the clinical trials required to support our submission of a BLA to the FDA or a MAA to the EMA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA or other regulatory authorities permit a company to conduct human clinical trials is no guarantee that the trial will be successful. To the contrary, most product candidates that enter clinical trials do not prove to be successful and do not result in the filing of a BLA, MAA or similar filing. Drug candidates that prove successful at one clinical trial phase may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. Regulatory authorities, such as the FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

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

Obtaining approval of a BLA, MAA or other regulatory approval, even after clinical trials that are believed to be successful is an uncertain process.

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

With respect to Allocetra™ for the treatment of organ dysfunction and failure associated with sepsis, before we can submit a BLA, or similar regulatory application, to the FDA, or other regulatory authorities, as applicable, we will first be required to conduct a Phase II clinical trial and then must conduct pivotal Phase III clinical trials. With respect to Allocetra™ for the prevention of GvHD, before we can submit a BLA, or similar regulatory application, to the FDA, or other regulatory authorities, as applicable, we may first be required to conduct additional Phase II clinical trials and then must conduct pivotal Phase III clinical trials that will be substantially broader than our previously conducted Phase IIa trial. However, certain regulations in Europe may allow us to obtain conditional marketing authorization in Europe for some of our products for certain indications that are classified as unmet medical need and fall under certain guidelines. We will also need to agree on a protocol with the FDA for the clinical trials before commencing those trials in the United States. Phase III clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing, validation or drug product quality studies and submit those data before considering or reconsidering the BLA, or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we likely would not receive approval for Allocetra™, or any of our other product candidates, and may be forced to cease operations.

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

The manufacture of Allocetra™ is a complex and delicate process of cell collection, separation, freezing, storing, incubation, harvesting, formulating and testing, each under aseptic conditions. First, cells are collected by separation from the blood donations at collection centers and medical centers. The manufacture of AllocetraTM and AllocetraTM from matched donor cells differ only in the source of the blood donations. Donations for AllocetraTM from matched donor cells come from the blood of either (i) a donor matched by his or her human leukocyte antigen (i.e., a protein found on white blood cells that is the standard genetic marker for the regulation of the immune system and is used to match donors and recipients in transplantations), (ii) the patient, or (iii) an allogeneic, unmatched donor that has undergone ex-vivo (i.e., prior to infusion) manipulation to stabilize the “early apoptosis” status of the cells for a prolonged period of time. Donations for AllocetraTM are collected from healthy donors through apheresis. The cells sourced for either AllocetraTM or AllocetraTM from matched donor cells are then shipped to a manufacturing site for cryopreservation by trained personnel pursuant to current Good Manufacturing Practices (“cGMP”) requirements, FDA guidelines and our manufacturing protocol, as detailed in our Chemistry Manufacturing and Controls (“CMC”) protocols. Second, the cells are thawed, processed, prepared in an intravenous bag and tested according to our quality assurance and quality control assays and cGMP requirements. The final product is then shipped to the clinical site where it is injected into the patient within the predetermined expiration period. All shipping and handling is pursuant to carefully controlled conditions, including controlled temperatures, as required by applicable regulations. The manufacturing sites must be certified manufacturing facilities operating under cGMP requirements and all manufacturing activities, including cell collection, processing, testing, freezing, shipping, final product preparations, packaging and labeling, must be conducted by properly and adequately trained personnel in accordance with detailed protocols, batch records and our CMC and based on cGMP requirements and FDA, or other applicable regulatory, guidelines.

Allocetra™, and our other potential drug candidates, if any, may fail to meet our stringent specifications through a failure in one or more of these process steps. Such failure would prohibit us from releasing the drug at issue for human use until the failure is properly and sufficiently corrected and resolved. We may detect instances in which an unreleased product was produced, either internally (as is the case for small scale preclinical or early stage clinical production) or by a CMO (as would be the case for large scale production for which we would provide appropriate technology training and require FDA approval), without adherence to our manufacturing procedures or blood used in our production process was not collected, shipped, processed or stored in a compliant manner consistent with our current cGMP, or other regulations or regulatory requests, including those by the FDA. Such an event of non-compliance would likely result in our determination that the implicated product candidates should not be released and therefore should be destroyed. Even if handled properly, biologics may form or contain particulates or have other issues or problems after storage which may require destruction or recalls. The impact of such non-compliance or issues or problems would be exacerbated if our manufacturing efforts are scaled to conduct a Phase II or Phase III clinical trial in the United States or Europe, where there may be numerous collection sites and where shipments may be made to multiple locations with large numbers of patients across a large geographical area. There can be no assurance that we can scale such a manufacturing process, including in the United States, in a cost-effective or efficient manner, or in a manner that will meet all regulatory requirements, including FDA requirements, if at all.

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

In January 2019 we completed the construction of a new facility in Israel to support the production of the Allocetra™ drug product for any clinical trial that will be conducted in the EU or Israel. We do not have experience in manufacturing products on a commercial scale. If, due to our lack of manufacturing experience and resources, we cannot manufacture our products on a commercial scale successfully or manufacture sufficient product to meet our expected commercial requirements, our business may be materially harmed.

In January 2019 we completed construction of a new facility in Israel for the manufacture of Allocetra™ for the planned clinical trials that will be conducted in the EU or Israel. We do not have experience in manufacturing products on a commercial scale or using automated processes and we have limited personnel. In addition, because we are not aware of any company that has manufactured Allocetra™ for clinical use, there are limited precedents from which we can learn. If we do not receive regulatory approval for Allocetra™, our costs for the construction and maintenance of the manufacturing facility may exceed revenue derived from the sale of products manufactured at such facility. If we do not have sufficient revenues to cover the costs of the manufacturing facility, we may need to shut down the facility at a loss or borrow or raise funds to maintain the facility until sufficient revenues can be generated. We may encounter difficulties in the manufacture of our products due to our limited manufacturing experience and resources. These difficulties could delay the build-out and equipping of a commercial manufacturing facility and regulatory approval of the manufacture of our products, increase our costs or cause production delays or result in us not manufacturing sufficient product to meet our expected commercial requirements, any of which could damage our reputation and hurt our profitability. If we are unable to successfully increase our manufacturing capacity to commercial scale, our business may be materially adversely affected.

Our ability to produce safe and effective products depends on the safety of our blood supply against transmittable diseases.

Despite overlapping safeguards, including the screening of donors and GMP aseptic manufacturing under a quality controlled governing system, the risk of transmissible disease through blood products cannot be entirely eliminated. For example, because blood-derived therapeutics involve the use and purification of human blood, there has been concern raised about the risk of transmitting coronavirus (COVID-19), human immunodeficiency virus (“HIV”), West Nile virus, H1N1 virus or “swine flu” and other blood-borne pathogens and infectious agents through blood-derived products. There are also concerns about the future transmission of H5N1 virus, or “bird flu.” In the 1980s, thousands of hemophiliacs worldwide were infected with HIV through the use of contaminated Factor VIII.

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

There are a number of products in development for the treatment or prevention of sepsis, acute GvHD and the other autoimmune and inflammatory disorders that we are targeting or intend to target in the future, most of which are being developed by companies that are far larger than us, with significantly greater resources and more experience. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large, fully-integrated pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with our product candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to Allocetra™ or any other product candidate that we are developing or may develop. Key competitive factors affecting the commercial success of Allocetra™ and any other product candidates that we are developing or may develop are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. Moreover, several companies have reported the commencement of research projects related to the treatment or prevention of GvHD and other autoimmune and inflammatory conditions, such as Crohn’s disease and other inflammatory bowel disorders, RA, gout, MS and solid organ transplant rejection, as well as the treatment or prevention of sepsis.

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

Our future growth and success depends on our ability to recruit, retain, manage and motivate our senior executive officers. The loss of the services of our management personnel, including without limitation, our Chief Executive Officer, Dr. Oren Hershkovitz, or our founder and Chief Scientific Officer, Prof. Dror Mevorach, or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

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

We incur significant costs as a result of operating as a public company, and our management devotes substantial time to compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.

We incur significant legal, accounting and other expenses as a public company, including costs relating to public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). and regulations regarding corporate governance practices. Our management and other personnel devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations result in considerable legal and financial compliance costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors (the “Board”, or the “Board of Directors”) or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

We are subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. Prior to December 31, 2019, we were an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we took advantage of certain exemptions from various reporting requirements that were applicable to public companies that are emerging growth companies, including, but not limited to, the auditor attestation requirements of Section 404. We ceased to be an emerging growth company as of December 31, 2019 and are required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting as part of this Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

During the course of our review and testing of our internal controls, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our shares to fall.

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

Risks Related to Our Reliance on Third Parties

In January 2019 we completed the construction of a new facility in Israel to support the production of the Allocetra™ drug product for any clinical trial that will be conducted in the EU or Israel and anticipate relying on third-party manufacturers and service providers to produce our products.

In January 2019 we completed the construction of a new facility in Israel to support the production of the Allocetra™ drug product for any clinical trial that will be conducted in the EU or Israel. For the starting material production required for future clinical trials, we expect to rely on third-parties. We currently and in the future will rely upon blood banks and collection service facilities for the collection of starting material for the production of Allocetra™. We plan to initially rely upon hospitals, other health care providers, contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of our product candidates, if and when approved for marketing by the applicable regulatory authorities. Although we have not yet engaged any contract manufacturers or other service providers, if and when we do, our contract manufacturers and service providers must complete technology transfer, process validation for the manufacturing process and demonstrate successful manufacturing of comparable product. If our contract manufacturers and service providers, and their respective facilities, as applicable, are not approved by the FDA, or other applicable regulatory authorities, our commercial supply of the product candidate will be significantly delayed and may result in significant additional costs. If we need to identify additional finished product manufacturers, we would not be able to do so without significant delay and likely significant additional cost.

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

The recent coronavirus outbreak may adversely affect our business, results of operations and financial condition.

In December 2019, a novel strain of coronavirus, COVID-19 (“Coronavirus”) was reported to have surfaced in Wuhan, China, and has reached multiple other countries, resulting in government-imposed quarantines, travel restrictions and other public health safety measures in China, the United States, Israel, Italy, Spain, Australia and other affected countries. The various precautionary measures taken by many governmental authorities around the world in order to limit the spread of the Coronavirus, which has had, and may continue to have, an adverse effect on the global markets and economy, including on the availability and pricing of employees, resources, materials, manufacturing and delivery efforts and other aspects of the global economy. Therefore, the Coronavirus could disrupt production and cause delays in the supply and delivery of products used in our operations, may affect our operations, including the conduct of clinical studies, or the ability of regulatory bodies to grant approvals or supervise our candidates and products, may further divert the attention and efforts of the medical community to coping with the Coronavirus and disrupt the marketplace in which we operate and may have a material adverse effects on our operations. The extent to which the Coronavirus impacts our business and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the Coronavirus and the actions to contain the Coronavirus or treat its impact, among others. The development of the Coronavirus outbreak could materially disrupt our business and operations, slow down the overall economy, interrupt our sources of supply and make it hard to adequately staff our operations, any of which could adversely affect our business, results of operations and financial condition.

Cyberattacks and other security breaches could compromise our proprietary and confidential information, which could harm our business and reputation.

In the ordinary course of our business, we generate, collect and store proprietary information, including clinical trial subject, intellectual property and business information. The secure storage, maintenance, and transmission of and access to this information is important to our operations and reputation. Computer hackers may attempt to penetrate our computer systems and, if successful, misappropriate our proprietary and confidential information including e-mails and other electronic communications. In addition, an employee, contractor, or other third party with whom we do business may attempt to obtain such information, and may purposefully or inadvertently cause a breach involving such information. While we have certain safeguards in place to reduce the risk of and detect cyberattacks, our information technology networks and infrastructure may be vulnerable to unpermitted access by hackers or other breaches, or employee error or malfeasance. Any such compromise of our data security and access to, or public disclosure or loss of, confidential business or proprietary information could disrupt our operations, damage our reputation, provide our competitors with valuable information and subject us to additional costs, which could adversely affect our business.

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

The trading price of our ordinary shares is likely to be volatile. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price of our ordinary shares:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to our product candidates;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any product liability actions or intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our Board, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;

●	developments by our licensees, if any; and

●	future issuances of ordinary shares or other securities.

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

Our principal shareholders, directors and officers currently own approximately 46% of our outstanding ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

Our principal shareholders, directors and officers beneficially own approximately 46% of our ordinary shares. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

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

We are subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. Prior to December 31, 2019, we were an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we took advantage of certain exemptions from various reporting requirements that were applicable to public companies that are emerging growth companies, including, but not limited to, the auditor attestation requirements of Section 404. We ceased to be an emerging growth company as of December 31, 2019, and we are required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting as part of this Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

The continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. As our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of its testing, our management may identify material weaknesses or significant deficiencies. For example, as described in Amendment No. 2 to our Annual Report on Form 20-F for the year ended December 31, 2018, management concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective at December 31, 2018 due to a material weakness in internal control over financial reporting, resulting in the filing of Enlivex R&D’s historical audited financial statements for the year ended December 31, 2018 in our Annual Report on Form 20-F for the year ended December 31, 2018, filed on April 30, 2019, rather than those of Bioblast. This material weakness has been fully remediated, but any material weaknesses or significant deficiencies identified by our management in the future may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our ordinary shares may suffer.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Capital Market (the “Nasdaq Listing Rules”) for U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedures, quorum requirements and approval of compensation of officers. In addition, we follow our home country law instead of the Nasdaq Listing Rules that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers.

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

For additional information on risks relating to restrictions in Israel in connection with Coronavirus, See –– “The recent coronavirus outbreak may adversely affect our business, results of operations and financial condition”.

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

Our functional currency is the NIS. We incur expenses in U.S. dollars, Euros and NIS. As a result, we are exposed to the risks that the Euro and the U.S. dollar may appreciate relative to the NIS, or, if either the Euro and the U.S. dollar devalue relative to the NIS, that the inflation rate in the EU and in the United States may exceed such rate of devaluation of the Euro and the U.S. dollar, or that the timing of such devaluation may lag behind inflation in the EU and in the United States. In any such event, the NIS cost of our operations in the EU and in the United States would increase and our NIS-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2019 was $1.00 = Euro 0.89 and $1.00 = NIS 3.456. We cannot predict any future trends in the rate of inflation in the EU and in the United States or the rate of devaluation, if any, of either the Euro or the U.S. dollar against the NIS.

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts, during the period between 2007 and 2016 were financed in part through royalty-bearing grants, in an amount of approximately $3.2 million, from the Israel Innovation Authority (the “IIA”). During 2019 our research and development efforts were also financed in part through royalty-bearing grants, in an amount of approximately $1.11 million. With respect to such grants, we are committed to pay royalties at a rate of 3% to 5% on our sales proceeds from any product that is a treatment, device or medical kit designed for therapeutic treatments using apoptotic cells up to the total amount of grants received plus interest equal to LIBOR as it would apply to U.S. dollar deposits.

Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 1984 (formerly known as the Israeli Encouragement of Industrial Research and Development Law, 1984, and related regulations, (the “Research Law”), with respect to those past grants. When a company develops know-how, technology or products using IIA grants, or is otherwise IIA-supported, the terms of such grants and the Research Law restrict the transfer of such IIA-supported know-how and rights related thereto, technology and products to a third party or the manufacturing or manufacturing rights of the same outside of Israel, without the prior IIA approval. Therefore, if deemed IIA-supported, the discretionary approval of an IIA committee would be required for any transfer to third parties, which could, if we receive such approvals, result in the payment of increased royalties (both increased royalty rates and increased royalties ceilings), in cases of transfer of manufacturing outside of Israel and/or payment of additional amounts to the IIA in cases of transfer of IIA-supported know-how outside of Israel. Furthermore, the IIA may impose certain conditions on any arrangement under which we may transfer technology or development outside of Israel (including for the purpose of manufacturing). Currently, under the Research Law, there is no mechanism for the approval of licensing transactions of IIA-supported technologies to third parties outside of Israel, other than the Licensing Rules described below; however, licensing IIA-supported technologies may under certain circumstances be considered a transfer of know-how and therefore require IIA approval, as described above. On May 7, 2017, the IIA published the Rules for Granting Authorization for Use of Know-How Outside of Israel (the “Licensing Rules”). The Licensing Rules enable the approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA and any derivatives thereof. Subject to payment of a “License Fee” to the IIA, at a rate that will be determined by the IIA in accordance with the Licensing Rules, the IIA may now approve arrangements for the license of know-how outside of Israel. This allows companies that have received IIA support to commercialize know-how in a manner which was not previously available.

The transfer of IIA-supported know-how, technology or products outside of Israel may involve the payment of additional amounts depending upon the value of the transferred know-how, technology or products, the amount of IIA support, the time of completion of the development of IIA-supported know-how, technology or products, and other factors up to a maximum of six times the amount of grants received plus LIBOR and minus any royalties paid. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of IIA-supported know-how, technology or products (such as a merger or similar transaction) may be reduced by any amounts that we may be required to pay to the IIA.

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

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

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

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our Amended and Restated Articles of Association and Israeli law, including the Companies Law. These rights, liabilities and responsibilities differ in some material respects from the rights, liabilities and responsibilities of shareholders in a U.S. corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

On March 26, 2019, we consummated the Merger. See “Introduction”.

Prior to December 31, 2019, we were an “emerging growth company” for a period of five years following the completion of our initial public offering in 2014.

Our capital expenditures for the three years ended 2019, 2018 and 2017 were insignificant. See “Operating and Financial Review and Prospects -Liquidity and Capital Resources”.

4.B. Business overview

The Company is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions, which involve the hyper-expression of cytokines (“Cytokine Release Syndrome”) and for which there are no U.S. Food and Drug Administration (“FDA”)-approved treatments, as well as treating solid tumors by modulating such tumors’ microenvironment. The Company’s innovative immunotherapy candidates, Allocetra™ and Allocetra™ from matched-donor cells, are novel immunotherapy candidates based on a unique mechanism of action that targets clinical indications that are defined as “unmet medical needs.” Allocetra™ has been developed to treat acute organ failure associated with sepsis. Allocetra™ from matched-donor cells has been developed to prevent or treat complications associated with bone marrow transplants (“BMT”) and/or hematopoietic stem cell transplants (“HSCT”). Because the candidates are based on the same unique mechanism of action and are otherwise substantially identical, we refer to both as Allocetra™, unless indicated otherwise.

Cytokines are a broad and loose category of small proteins (~5–20 kDa) produced by a broad range of cells, including immune cells, and are especially important in the immune system as they promote, modulate and balance immune responses. They are released by cells and affect the behavior of other cells, and include chemokines, interferons, interleukins, lymphokines, tumor necrosis factors and others, but generally not hormones or growth factors. Cytokines are important in health and disease, specifically in host responses to infection, immune responses, inflammation, trauma, sepsis, cancer and other conditions. Cytokine Release Syndrome is a systemic inflammatory response in which cytokine release composition and amplitude spirals out of control. It is considered difficult to treat with traditional small molecules or biologics because the condition involves dozens of cytokines that induce multiple biological paths of hyper immune activity. Such hyper immune activity may result in an attack of immune killer cells (e.g., T-Cells, B-Cells and Natural Killer Cells) on healthy organs of the patient, including the heart, brain, lungs, liver, kidney and others, which may lead to organ damage, multiple organ failure and mortality.

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

There are many clinical conditions in which a patient has the potential to develop Cytokine Release Syndrome. Those clinical conditions include complications associated with sepsis, HSCT and several autoimmune and inflammatory conditions, such as Crohn’s disease, rheumatoid arthritis, gout and multiple sclerosis.

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

As many as 3x108 cells undergo apoptosis every hour in the human body. One of the primary “eat me” signals expressed by apoptotic cells is phosphatidylserine (PtdSer). Apoptotic cells themselves serve as major contributors to the “non-inflammatory” nature of the engulfment process, some by secreting thrombospondin-1 (TSP-1) or adenosine monophosphate and possibly other immune modulating “calm-down” signals that interact with antigen presenting cells, macrophages and dendritic cells. Apoptotic cells also produce “find me” and “tolerate me” signals to attract and immune-modulate antigen presenting cells, macrophages and dendritic cells that express specific receptors for some of these signals (Trahtemberg and Mevorach; 2017).

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

The Company’s current clinical development programs focus on preventing or treating complications associated with sepsis, HSCT and solid tumors. The Company’s leading product candidate, Allocetra™, has been developed for treating organ dysfunction and failure in sepsis patients. and potentially for prevention of in allogeneic HSCT patients. Allocetra™ from matched-donor cells has been developed to prevent or treat complications associated with BMT and/or HSCT. Additionally, the Company is currently examining the potential for clinical studies to evaluate the efficacy of existing immunotherapy treatments in combination with Allocetra™ for treatment of solid tumors.

Sepsis

The Company is developing Allocetra™ as an adjunctive immunomodulating cell therapy for avoiding organ failure caused by sepsis. The drug would be administered intravenously to the patient following the diagnosis of sepsis in addition to standard of care treatment.

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

We evaluated the effect of Allocetra™ in mice, given 4 hours after the end of a CLP procedure, in combination with Ertapenem© a highly effective antibiotic commonly used for the treatment of severe or high-risk bacterial infections. Mice were monitored for clinical signs and determination of the murine sepsis score. The endpoint was defined as survival (either death or sacrifice when a total clinical score of 15 or maximum score in one of the categories was reached).

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

Figure 2A

Figure 2B

Figure 2C

Allocetra™ for the treatment of Organ Dysfunction and Failure Associated with Sepsis

In late 2019, the Company completed its Phase Ib clinical trial of Allocetra™ (historically referred to as Allocetra OTS) in patients with severe sepsis. The Company has designed Allocetra™ to eliminate the need to find matched donors as the source of the therapeutic cells. Following regulatory approval, if obtained, Allocetra™ would allow the Company to manufacture therapeutic product inventory that could be used for additional clinical indications that require swift infusion of the product to patients. The first such indication Enlivex is targeting is prevention of cytokine storms and organ dysfunction associated with sepsis.

The aim of the Phase Ib clinical trial was to determine the safety and efficacy profile and tolerability of Allocetra™, in subjects admitted to the emergency room with sepsis. Allocetra™ (140x106 cells/kg) was administered in either a single dose to 6 patients at day 1 or in two doses to 4 additional patients at days 1 and 3, to patients admitted to the emergency room with sepsis. Patients were followed for 28 days. The study subjects were also compared to historical controls hospitalized in the ICU, matched by age, gender, Sequential Organ Failure Assessment (SOFA) score, and infection source.

On March 18, 2020, the Company announced the final safety and efficacy data from the Company’s completed Phase Ib. The final analysis compared the clinical data of 10 patients admitted to the intensive care unit with sepsis who were administered Allocetra™ upon their admission, with 37 patients who were matched controls (matched by age, gender, Sequential Organ Failure Assessment (SOFA) score, and infection source) who received only the standard of care treatment at the same hospital during 2014-2019 but did not receive Allocetra™. The clinical trial was conducted at Hadassah Medical Center, which is one of the largest and most prestigious hospitals in Israel (“Haddasah”). The Acute Physiology and Chronic Health Evaluation (APACHEII) score of the Allocetra™-treated group was 12.3, and the corresponding probability of mortality of at least one patient in that group was predicted at 85% based on the hospital’s ICU staff’s clinical assessment of each patient’s overall condition at admission. However, none (0%) of the Allocetra™-treated patients died during the 28-day study period, as compared to 27% 28-day mortality in the matched controls group. Each of the 10 Allocetra™-treated patients had between 2 to 5 dysfunctional organ systems upon admission to the ICU. All (100%) of the Allocetra™-treated patients had rapid and complete recovery from their septic conditions and of any organ dysfunction that was present upon admission to the ICU. Despite the similarity of organ-failure state (SOFA) at entry between the Allocetra™-treated patients and the matched controls group (average of 3.4 versus 3.47), not a single patient treated with Allocetra™ had any increase in organ-failure state post administration of Allocetra™, while the majority of the patients in the matched controls group had an increase in organ-failure state. The average worsening in organ-failure state of patients in the matched controls group was approximately 100% compared with their ICU hospitalization state vs zero (0%) percent worsening in organ-failure state of Allocetra™-treated patients post administration of Allocetra™ (p< <0.0001). The ICU length-of-stay for all Allocetra™-treated patients was significantly shorter than those patients who received only the standard of care, with an average of 4 days compared to 11.11 in the matched controls group, a 64% reduction (p<0.0001). The slowest ICU discharge of a patient treated with Allocetra™ was after 8 days, while approximately 50% of the matched controls group were still at the ICU after 28 days. Allocetra™ was shown to be safe and tolerable, with no serious unexpected severe adverse reactions and no serious adverse events.

Summary of Planned Clinical Trials of Allocetra™ for the treatment of Organ Dysfunction and Failure Associated with Sepsis

In light of the encouraging results of the Phase Ib in patients with severe sepsis, the Company plans, subject to regulatory approvals, to initiate a Phase IIb or Phase II/III clinical trial with Allocetra™ for the treatment of organ dysfunction and failure associated with sepsis during 2020. The Company currently intends to enroll up to 100 patients in such a clinical trial. The Company intends, subject to the clinical trial results, to request a conditional marketing authorization from the EMA for this indication.

Complications Associated with Bone Marrow Transplants

Allocetra™ from matched-donor cells for preventing or treating complications associated with HSCT is an immunomodulation cell-therapy drug in development that involves injection of early-apoptotic cells that have been retrieved from the blood of either (i) a donor matched by his or her human leukocyte antigen (i.e., a protein found on white blood cells that is the standard genetic marker for the regulation of the immune system and is used to match donors and recipients in transplantations), (ii) the patient, or (iii) an allogeneic, unmatched donor that has undergone ex-vivo (i.e., prior to infusion) manipulation to stabilize the “early apoptosis” status of the cells for a prolonged period of time. Allocetra™ from matched-donor cells’ specific clinical indications include (i) preventing complications associated with HSCT through an injection prior to and two weeks following the bone marrow transplantation procedure, and (ii) treatment of steroid refractory patients upon occurrence of GvHD post HSC transplantation. Systemic corticosteroids are the standard of care for the initial treatment of grade 2–4 GvHD. However, many patients with acute GvHD (“aGvHD”) do not experience sustained responses to corticosteroids which may lead to multiple organ failure and potential death, and for which 6-month survival rates among steroid-refractory patients are approximately 49% with long-term survival rates of only 5–30%.

Graft Versus Host Disease (GvHD)

Allogeneic HSCT has revolutionized the treatment of hematopoietic malignancies, inherited hematopoietic disorders, aplastic anemia, and other severe diseases (Copelan 2006). The HSCT clinical benefit is in part a result of the graft-versus-leukemia (“GVL”) effect, in which a donor immune response is targeted against recipient malignant cells. Although alloreactive donor T-cells play an important role in GVL by targeting tumor cells for elimination, the serious complication of GvHD develops when alloreactive donor cells attack healthy host tissues. Despite promising advances in HSCT methodology, including prophylactic immunosuppressive therapies, approximately 50% of HSCT recipients develop GvHD. GvHD can present as an acute disease, aGvHD, or a chronic (“cGvHD”) disease. Both aGvHD and cGvHD are inflammatory disorders initiated by the infiltration of alloreactive T cells into target organs, followed by activation of proinflammatory signaling cascades, tissue damage and organ failure. Previously, the distinction between aGvHD and cGvHD was based solely on the time of onset (i.e., during or after 100 days post-transplant). However, important pathophysiological distinctions have since been identified, requiring evaluation of clinical presentation to make an accurate disease diagnosis. The skin is the organ most typically affected at the onset of aGvHD, followed by the gastrointestinal tract and liver. Several organ systems, including the skin and gastrointestinal tract, are also affected in cGvHD, but clinical distinctions can be made to differentiate cGvHD from aGvHD in these organ systems. Additional diagnostic symptoms of cGvHD manifest in the mouth, genitalia, lungs and muscles. The target organ damage observed in aGvHD is primarily characterized by apoptosis, whereas cGvHD is associated with fibrosis and many autoimmune features, indicative of an expanded role for macrophages and B cells compared with aGvHD (Jagasia et al; 2018). The Allocetra™ from matched-donor cells clinical development program is aimed to prevent, and in some cases treat, post transplantation complications such as aGvHD.

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

The Company conducted a Phase IIa clinical study, which evaluated the safety, tolerability and preliminary efficacy profile of Allocetra™ from matched-donor cells for the prevention of complications post-HSCT. The study demonstrated that Allocetra™ from matched-donor cells has the potential to induce immune-tolerance and immune system rebalancing to normal activity levels in a patient post-HSCT, thus preventing Cytokine Release Syndrome and complications associated with HSCT, without undermining the ability of the transplanted bone marrow to attack the remainder of the cancer disease in the patient. Specifically, patients who received effective doses of Allocetra™ from matched-donor cells experienced no Cytokine Release Syndrome and no GvHD grade II-IV and were discharged from the hospital after an average duration of 21 days of hospitalization compared to an historical data expected duration of 41-45 days. In trials to date, Allocetra™ from matched-donor cells has been well-tolerated, and there has been no observable, significant adverse side effects.

Summary of Allocetra™ from matched-donor cells Clinical Trials

Phase IIa Trial: Allocetra™ from matched-donor cells for the prevention of aGvHD

After completing all pre-clinical safety and efficacy testing in animals, the Company began a multi-center Phase IIa clinical trial of Allocetra™ from matched-donor cells to evaluate the safety, tolerability and preliminary efficacy profile of the drug for the prevention of aGvHD in allogeneic HSCT patients at Hadassah Medical Center, Rambam and Sheba Medical Centers in Israel. The study protocol included 13 patients who were intravenously infused with ranging doses of Allocetra™ from matched-donor cells 24 hours prior to an allogeneic HSCT procedure and then monitored for 180 days following transplantation. The Company published a summary of the results from such trial in the peer-reviewed journal of the American Society for Blood and Marrow Transplantation, the Biology of Blood and Marrow Transplantation, titled “Single Infusion of Donor Mononuclear Early Apoptotic Cells as Prophylaxis for Graft-versus-Host Disease in Myeloablative HLA-Match Allogeneic Bone Marrow Transplantation: A Phase I/IIa Clinical Trial.”

The primary objective of the Phase IIa clinical trial in Israel was to determine the safety profile and tolerability, or dose limiting toxicity, of ascending doses of Allocetra™ from matched-donor cells within 180 days post-transplantation in subjects undergoing allogeneic HSCT from matched-related donors (i.e., donors’ whose tissues were immunologically compatible with the recipient). The secondary objectives of the trial were to determine (i) the success rate of allogeneic HSCT and the time to successful engraftment, (ii) the rates and severity of aGvHD following Allocetra™ from matched-donor cells infusion and (iii) the immunological function of the patient following the HSCT procedure and Allocetra™ from matched-donor cells infusion.

The Company’s clinical data from its Phase IIa trial indicate that Allocetra™ from matched-donor cells was well-tolerated at all doses administered for up to six months post-transplantation, which was the observed duration of the trial. The Company did not observe or receive reports of any definite or probable adverse effects related to Allocetra™ from matched-donor cells. Although historical data shows that approximately 50% of patients with aGvHD are expected to advance to the most severe grades of GvHD (i.e., Grades II-IV), none of the six patients treated with the two highest doses of Allocetra™ from matched-donor cells (defined as the effective doses) in the study advanced to such grades. In fact, the number of overall adverse effects decreased with Allocetra™ from matched-donor cells dose escalation, Grade I aGvHD was 50% in the same cohorts, and mild chronic GvHD was present in a number of patients. This finding might suggest that Allocetra™ from matched-donor cells treatment, as a physiological modality, reduces high grade GvHD rather than abolishing it, supporting a favorable GvL response. In this trial, Allocetra™ from matched-donor cells injections were not associated with prolongation of time to engraftment, chimerism delay (i.e., an increase in the time it takes for donor immune cells to become immunologically effective in the patient’s body), increased mortality rate or serious infections when compared with similar patients described in scientific literature. Patients who received effective doses of Allocetra™ from matched-donor cells experienced no Cytokine Release Syndrome symptoms and were discharged from the hospital after an average duration of 21 days of hospitalization compared to an expected duration of 41 days as per historical controls, the charts above summarize certain of these findings.

The FDA granted the Company’s orphan drug designation request for the active moiety, or the part of the drug responsible for the physiological or pharmacological action of the drug substance, for the prevention of aGvHD. Orphan designation qualifies the sponsor of the drug or biologic for various development incentives, including tax credits for qualified clinical testing and 7-year marketing exclusivity post commercialization. In addition, Allocetra™ from matched-donor cells received from the European Medicinal Authority (the “EMA”) an (i) Advanced Therapy Medicinal Product (“ATMP”) certification for the prevention of aGvHD, and (ii) Orphan medicinal product designation for the indication: Prevention of GvHD. This designation may provide Allocetra™ from matched-donor cells with a 10-year market exclusivity incentive upon commercialization.

Clinical trials of Allocetra™ for the prevention of aGvHD in Allogeneic HSCT Patients

The Company’s timeline for the continued development of Allocetra™ for the prevention of GvHD in allogeneic HSCT patients has been modified to reflect the Company’s re-prioritization of product development in light of the encouraging results of the Phase Ib of Allocetra™ in patients with severe sepsis. The Board decided to utilize the Company’s cash reserves in order to generate additional clinical data, first and foremost, in a randomized, controlled sepsis clinical trial, and to consider the initiation of smaller clinical trials in high-value indications with an assumed pathophysiology markedly similar to that of sepsis. As a result, clinical trials of Allocetra™ for the prevention of GvHD in allogeneic HSCT patients have currently been rescheduled to 2022, pending the expected results of clinical trials in sepsis and potentially other related indications during 2020-2022.

Solid Tumors, Macrophage Programming and Solid Cancer Treatments

The Company is also developing Allocetra™ as a next-generation solid cancer immunotherapy. While first-generation immuno-oncology therapies, such as checkpoint inhibitors, are a significant therapeutic advancement, most patients do not achieve durable clinical benefit. Companies such as Novartis, Juno and Kite have made significant advances in treatment of recurring blood cancers via Chimeric Antigen Receptor T-Cell (“CAR-T”) therapies, immunological treatments that use the body’s own immune system to treat cancerous cells. CAR-T therapies have not proven highly successful against solid tumors. Other approved compounds for solid tumors such as anti- programmed cell death protein 1 (“anti-PD1”) treatments have demonstrated superior efficacy but only in a small subset of the patient population.

Solid tumors are harder to treat primarily due to the complex and interconnected tumor microenvironment. The Company believes that Allocetra™ presents a significant opportunity to engage the body’s immune system, enabling anti-cancer therapies such as CAR-T, T-Cell Receptor Therapy, anti-PD1 and others to effectively treat solid tumors thus improving cure rates for patients with a variety of solid cancers.

The data from the Company’s preclinical studies show that the Allocetra™ cells, which have demonstrated a strong safety profile in a previous clinical trial, have not only caused a significant increase in duration of survival compared with stand-alone CAR-T treatment, but also have demonstrated an ability for complete remission for some preclinical subjects.

In the Company’s preclinical study, SCID-Bg mice were injected intra-peritoneally with 2 consecutive doses of 0.25x106 human HeLa-CD19-luciferase cells (HeLa cancer cells expressing CD19), on days 1 and 2 of the experiment. Mice also received 10x106 Allocetra™ or vehicle, on day 9; and 10x106 CD19-CAR-T (third generation) cells or mock T cells on day 10. Mice were weighed twice a week and monitored daily for clinical signs and peritoneal fluid accumulations. Pre-scheduled sacrifices were performed to characterize the cell and macrophage sub-population profile. The rest of the mice were kept for survival analysis. The survival endpoint was defined by a score based on severe peritoneal fluid accumulation manifested as an enlarged and tense abdomen, and reduced mobility or increased respiratory effort. These preclinical findings correlated to large accumulation of HeLa cells in the peritoneum. Survival analysis was performed according to the Kaplan-Meier Log rank statistical test. The Company is currently examining the potential for collaborating with companies developing leading potential immune therapies to evaluate the efficacy of immune therapy treatments in combination with Allocetra™ for the treatment of solid tumors.

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

If the Company’s products continue to indicate that they may increase long-term survival for patients in life-threatening indications, defined as “unmet medical needs,” such as sepsis and complications following bone marrow transplantation, the Company could be eligible to initiate marketing of these drugs in the EU if it receives conditional approval, following submission of a marketing application after completion of a Phase II study to the EMA.

In general, therapeutic products are eligible for conditional marketing approval if they meet at least one of the following categories:

a. Aimed at treating, preventing or diagnosing seriously debilitating or life-threatening diseases ;

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

Clinical Trials and Commercial Manufacturing of Allocetra™

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

We believe that our product candidates offer key potential advantages over other drugs and therapies currently in use or in development that could enable our product candidates, if approved for the intended indications, to capture meaningful market share. In particular, we believe that, based on our studies to date, Allocetra’s ™ ability to induce immunotolerance and reduce inflammation without observable, significant adverse side effects and without general immunosuppression make Allocetra™ a potentially valuable therapy for the treatment of autoimmune and inflammatory disorders.

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

Approximately 97% of the issued and outstanding share capital of Toleran is held by Hadasit Bio-Holdings Ltd., which currently holds approximately 10% of our issued and outstanding share capital.

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

The Company has filed several patent applications covering products under development. The first patent, titled “Disease Therapy Using Dying Or Dead Cells” was granted by the U.S. patent office (patent number 9,567,568), the EU (patent number 187, 9601), and Israel (patent number 187,122) with a term expiring in 2025-2026 in the United States and Israel, EU (DE, FR, IE, GB), respectively. The second patent, titled “Therapeutic Apoptotic Cell Preparations, Method for Producing Same and Uses Thereof” was granted by the U.S. patent office (patent number 10,077,426 B2) on September 18, 2018 with a term expiring in 2033 in the United States, Japan, Australia, Israel and Europe, and is currently under prosecution in Canada, China, and South Korea. Various additional patent applications have been filed and are under prosecution.

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

Raw Materials, Suppliers and Manufacturing

In order to produce Allocetra™, blood donations are collected from healthy donors through apheresis and then shipped to a manufacturing site for cryopreservation by trained personnel pursuant to cGMP requirements and otherwise in accordance with applicable FDA guidelines and our CMC protocols. The manufacture of AllocetraTM and AllocetraTM from matched donor cells differ only in the source of the blood donations. Donations for AllocetraTM from matched donor cells come from the blood of either (i) a donor matched by his or her human leukocyte antigen (i.e., a protein found on white blood cells that is the standard genetic marker for the regulation of the immune system and is used to match donors and recipients in transplantations), (ii) the patient, or (iii) an allogeneic, unmatched donor that has undergone ex-vivo (i.e., prior to infusion) manipulation to stabilize the “early apoptosis” status of the cells for a prolonged period of time. Donations for AllocetraTM are collected from healthy donors through apheresis. The cells sourced for either AllocetraTM or AllocetraTM from matched donor cells then undergo quality control testing and are thawed and manipulated ex vivo by inducing apoptosis to retrieve and harvest stable early apoptotic cells. The agents used in the ex vivo manipulation for Allocetra™ are then washed and removed before the apoptotic cells are combined with a saline solution for delivery and injection in patients. We use standard collection equipment and procedures to collect blood for Allocetra™ production and anticipate entering into long-term agreements with various collection and medical centers to properly train their personnel pursuant to cGMP requirements, FDA guidelines and our CMC protocols and thereafter collect blood at their facilities upon receipt of patient or donor consent. Other than the blood collections, we believe that the raw materials required to manufacture our product candidates are readily available commodities commonly used in the pharmaceutical and biotechnology industries and are generally widely available from numerous suppliers at market prices. However, biologically sourced raw materials are subject to unique contamination risks and their use may be restricted in certain countries. See also “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations”, “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our ability to produce safe and effective products depends on the safety of our blood supply against transmittable diseases.”

In January 2019 we completed construction of a new facility in Israel for the manufacture of Allocetra™ for the planned clinical trials that will be conducted in the EU or Israel. The new facility received QP declaration confirming compliance with EU GMP regulations. However, we do not have experience in manufacturing products on a commercial scale or using automated processes and we have limited personnel. We do not have any current contractual relationships for the manufacture of commercial supplies of Allocetra™ or any other product candidate. If any of our product candidates or future product candidates are approved by any regulatory authority, we intend to enter into agreements with one or more third-party contract manufacturers for the commercial production of those products. Development and production of commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval, as well as with our CMC. When selecting a CMO and other third-party service providers and suppliers to produce Allocetra™, we and certain hired quality assurance consultants verify that such CMOs and third party service providers and suppliers are compliant with both cGMP requirements.

There can be no assurance that our product candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We and our future contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products. We and our future contract manufacturers must ensure that all of the processes, methods and equipment are compliant with our CMC and cGMP for drugs and biologics on an ongoing basis, as mandated by the FDA and other applicable regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

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

Marketing Approval

The process required by the FDA before a product candidate may be marketed in the United States generally involves the following:

●	completion of extensive nonclinical laboratory tests and nonclinical animal studies, all performed in accordance with cGMP and current Good Laboratory Practices, guidance and regulations;

●	submission to the FDA of an investigational new drug (“IND”), application which must become effective before human clinical trials may begin and must be updated annually;

●	approval by an IRB or ethics committee representing each clinical site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

●	preparation of and submission to the FDA an NDA after completion of all clinical trials;

●	potential review of the product application by an FDA Advisory Committee, where appropriate and if applicable;

●	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

●	satisfactory completion of FDA pre-approval inspection of the manufacturing facilities where the proposed product is produced to assess compliance with cGMP; and

●	FDA review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

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

We must reach an agreement with the FDA on the proposed protocols for our future clinical trials in the United States. A separate submission apart from an IND application must be made for each clinical trial to be conducted during product development. Further, an independent IRB for each site proposed to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that site. Informed consent must also be obtained from each trial subject. Regulatory authorities, an IRB or the sponsor, may suspend or terminate a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk.

Clinical trials

Clinical trials involve the administration of the product candidate to human subjects under the supervision of qualified investigators in accordance with current good clinical practices (“cGCP”), which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB before the studies may be initiated and the IRB must monitor the trial until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

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

4.D. Property, plants and equipment

The Company’s corporate headquarters are located at 14 Einstein Street, Nes Ziona, Israel 7403618, where it leases and occupies approximately 420 square meters of space. The facility includes office space and current good manufacturing practice (“cGMP”) clean rooms, which are designed to enable the manufacturing of clinical batches to support the planned clinical trials in Israel and EU and commercial products for these regions. The lease for this space expires on August 31, 2023 at which time the Company may extend the lease for an additional 60 months’ period. In addition, the Company leases and occupies approximately 55 square meters of office and research labs space at the BioPark Building, Hadassah Ein-Kerem Campus, Jerusalem, Israel. The lease for BioPark space expires on Sep 1, 2021 at which time the Company may extend the lease for an additional 48 months. The Company also has access to and utilizes, on an as-needed basis, additional research and development facilities and services located at the Hadassah Medical Center, including, without limitation, testing equipment, cell collection equipment and services and blood bank services. The Company believes that its facilities are suitable and adequate for its current needs.

ITEM 4A.	Unresolved staff comments

None.

ITEM 5.	Operating and financial review and prospects

Overview

The Company is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions, which involve the Cytokine Release Syndrome and for which there are no FDA-approved treatments, as well as treating solid tumors by modulating such tumors’ microenvironment. The Company’s innovative immunotherapy candidates, Allocetra™ and Allocetra™ from matched-donor cells, are novel immunotherapy candidates based on a unique mechanism of action that targets clinical indications that are defined as “unmet medical needs.” Allocetra™ has been developed to treat acute organ failure associated with sepsis. Allocetra™ from matched-donor cells has been developed to prevent or treat complications associated with BMT and/or HSCT.

The Merger

For a description of the Merger, please see the “Introduction” appearing before Part I, Item 1 of this Annual Report on Form 20-F. The Merger was accounted for as an issuance of shares by the Company for the net assets of Bioblast Pharma Ltd., accompanied by a recapitalization. Accordingly, Enlivex R&D is reflected as the predecessor and acquirer and therefore the accompanying financial statements reflect the historical financial statements of Enlivex R&D for all periods presented and do not include the historical financial statements of pre-merger Bioblast. All historical information presented herein has been retroactively restated to reflect the effect of the merger shares exchange ratio, reverse stock split and change to the authorized number of ordinary shares in accordance with Accounting Standards Codification Topic 260, “Earnings Per Share”.

Financing During First Quarter 2020

On February 26, 2020, we consummated a registered direct offering to certain institutional investors of 1,000,000 ordinary shares, at a purchase price of $8.00 per share, for aggregate gross proceeds of $8.0 million (the “February 2020 offering”). Additionally, we issued to the placement agent in the February 2020 offering warrants to purchase up to 70,000 ordinary shares pursuant, which are exercisable at a price of $10.00 per ordinary share at any time during a period of five years from the issuance date.

On March 1, 2020, we consummated a second registered direct offering to certain institutional investors of 2,093,750 ordinary shares, together with warrants to purchase up to 2,093,750 of ordinary shares, at a combined purchase price of $8.00 per share and associated warrant to purchase one ordinary share, for aggregate gross proceeds of $16.75 million (the “March 2020 offering”). The investor warrants are exercisable at a price of $9.00 per ordinary share at any time during a period of two years from the issuance date. Additionally, we issued to the placement agent in the March 2020 offering warrants to purchase up to 146,563 ordinary shares, which are exercisable at a price of $10.00 per ordinary share at any time during a period of two years from the issuance date.

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the Israel Innovation Authority and the sale of equity and equity linked securities in public and private offerings. As of December 31, 2019, we had approximately $12 million in cash and cash equivalents and short-term bank deposits and had an accumulated deficit of approximately $26 million. As described above, during February and March 2020 we consummated two registered-direct equity offerings for aggregate gross proceeds of $24.75 million.

Although we provide no assurance, we believe that such existing funds and the proceeds of our recently consummated registered direct offerings will be sufficient to continue our business and operations as currently conducted through the fourth quarter of 2022. We expect that we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Revenue

We have not generated any revenue since our inception. To date, we have funded our operations primarily through grants from the Israel Innovation Authority and the sale of equity and equity linked securities in public and private offerings. Our ability to generate revenue and become profitable depends upon the clinical success of our product candidates, regulatory approvals and our ability to successfully commercialize products.

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

Critical Accounting Policies and Estimate

The preparation of financial statements in accordance with United States generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect in our financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.

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

Until the closing of the Merger, there was no active external or internal market for our ordinary shares during the periods presented in our audited financial statements contained elsewhere in this Annual Report on Form 20-F. Thus, it was not possible to estimate the expected volatility of our share price in estimating fair value of options granted. Accordingly, as a substitute for such volatility, we used the historical volatility of comparable companies in the industry. The expected term of options granted represents the period of time that options granted are expected to be outstanding, we use management’s estimates for the expected term of options due to insufficient readily available historical exercise data.

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

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The table below provides our results of operations for the years ended December 31, 2019 and December 31, 2018:

	Year Ended December 31
	2019	2018
	(In thousands, except per share data)
Research and development expenses	$5,724	$4,255
General and administrative expenses	2,895	1,044
Operating loss	(8,619)	(5,299)
Financial income (expenses), net	(765)	1,057
Operating income (loss) post-finance expense & other income, net	(9,384)	(4,242)
Taxes on income	-	-
Net income (loss)	(9,384)	(4,242)
Other comprehensive income (loss)	951	(748)
Total comprehensive income (loss)	$(8,433)	$(4,990)
Basic income (loss) per share	$(1.11)	$(1.4)
Diluted income (loss) per share	$(1.11)	$(1.4)

Research and Development Expenses

For the years ended December 31, 2019 and 2018, we incurred research and development expenses in the aggregate of $5,724,000 and $4,255,000, respectively. The increase of $1,469,000, or 34%, in research and development expenses for 2019 as compared to 2018 was primarily due to a $942,000 increase in R&D salaries and a $1,808,000 increase in preclinical and clinical studies and consumption of materials, offset by a $255,000 decrease in stock-based compensation to employees and to consultants, and a $1,082,000 increase in Israel Innovation Authority grants relating to a 50% participation of an approved clinical development program of the Company for the prevention of cytokine storm and organ dysfunction associated with sepsis.

General and Administrative Expenses

For the years ended December 31, 2019 and 2018, we incurred general and administrative expenses in the aggregate of $2,895,000 and $1,044,000, respectively. The increase of $1,851,000, or 177%, in general and administrative expenses for 2019 as compared to 2018 was primarily due to a $382,000 increase in withholding tax provision on preferred share dividends (all such preferred shares were converted to ordinary shares in connection with the Merger), a $226,000 increase in salaries, a $344,000 increase in compensation to directors, a $517,000 increase in professional fees, a $232,000 increase in insurance expenses and a $56,000 increase in stock-based compensation to employees and directors.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenues since our inception, for year ended December 31, 2019, our operating loss was $8,619,000, representing an increase of $3,320,000, or 63%, as compared to our operating loss for the year ended December 31, 2018.

Financial (Expenses) Income, Net

Financial expenses, net and income, net consist of the following:

●	interest earned on our cash and cash equivalents;

●	net change in fair value of warrants; and

●	expenses or income resulting from fluctuations of the New Israeli Shekel and Euro, in which a portion of our assets and liabilities are denominated, against the United States Dollar.

For the years ended December 31, 2019 and 2018, we recorded net financial (expenses) income of $(765,000) and $1,057,000, respectively. The increase in financial expenses for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was primarily due to currency fluctuations on cash and cash equivalents and deposits denominated in currencies other than the New Israeli Shekels, changes in the fair value of the warrants we granted to HBL (See Item 7.B. – “Related party transactions” – “Certain Relationships and Related Party Transactions” – “Agreement with HBL – Hadasit Bio-Holdings Ltd.”) and from interest earned on our cash and cash equivalents.

Net Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenues since our inception, for the year ended December 31, 2019, our net loss was $9,384,000, representing an increase of $5,142,000 as compared to our net loss for the comparable prior year period.

Other Comprehensive Income (Loss)

As a result of a decrease of 7.8% in the U.S. dollar against the NIS in twelve months ended December 31, 2019, as compared to an increase of 8.1% in the comparable prior year period, we recorded income of $951,000 from exchange rate differences arising from translating financial statements from functional to presentation currency, as compared to losses of $748,000 for the comparable prior year period.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The table below provides our results of operations for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

	Year ended December 31,
	2018	2017
	(In thousands, except per share data)
Research and development expenses	$4,255	$1,691
General and administrative expenses	1,044	480
Operating loss	(5,299)	(2,171)
Financial income (expenses), net	1,057	(333)
Operating income (loss) post-finance expense & other income, net	(4,242)	(2,504)
Taxes on income	-	-
Net income (loss)	(4,242)	(2,504)
Other comprehensive income (loss)	(748)	336
Total comprehensive income (loss)	$(4,990)	$(2,168)
Basic loss per share	$(1.4)	$(0.94)
Diluted loss per share	$(1.4)	$(0.94)

Research and Development Expenses

For the years ended December 31, 2018 and 2017, we incurred research and development expenses in the aggregate of $4,255,000 and $1,691,000, respectively. The increase of $2,564,000, or 152%, in research and development expenses for 2018 as compared to 2017 was primarily due to a $724,000 increase in R&D salaries, a $739,000 increase in stock-based compensation to employees and to consultants, and a $744,000 increase in preclinical studies and consumption of materials.

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

Financial Expenses, Net

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

Cash Flows

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For the years ended December 31, 2019 and 2018, net cash used in operations was $7,041,000 and $3,161,000, respectively. The increase in net cash used in operations for 2019, as compared to the comparable prior year period, was primarily due to an increase in research and development expenses as a result of increases in salaries, preclinical study expenses, consultants’ fees, as well as the commencement of clinical trials in 2019.

For the years ended December 31, 2019 and 2018, net cash used in investing activities was $6,359,000 and $501,000, respectively. The increase in net cash used in investing activities for 2019 as compared to 2018 resulted primarily from our investment in short-term bank deposits and from the purchase of property and equipment for our new GMP manufacturing facility in Israel offset by cash, cash equivalents and restricted cash received in the issuance of shares for the net assets of Bioblast Pharma Ltd..

For the years ended December 31, 2019 and 2018, net cash provided by financing activities was $8,306,000 and $5,194,000 respectively. This increase in cash provided by financing activities for 2019 as compared to 2018 resulted primarily from net proceeds of $7,707,000 from the issuance of ordinary shares in the private placement that closed concurrently with the closing of the Merger, as well as $599,000 of proceeds from the exercise of options.

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

For the years ended December 31, 2018 and 2017, net cash used in investing activities was $501,000 and $130,000, respectively. The increase in net cash used in investing activities for 2018 as compared to 2017 resulted primarily from purchase of property and equipment for the new GMP manufacturing facility.

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

Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of December 31, 2019, we had an accumulated deficit of approximately $25.6 million and working capital (current assets less current liabilities) of approximately $10.4 million. We expect to incur losses from operations for the foreseeable future, and we expect to incur increasing research and development expenses, including expenses related to the hiring of personnel, conducting preclinical studies and clinical trials and outsourcing of certain development activities. We expect that general and administrative expenses will also increase as we expand our finance and administrative staff and add infrastructure.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources, due to the consummation of two registered direct equity offerings during the first quarter of 2020, will be sufficient to fund our projected cash requirements approximately through the fourth quarter of 2022. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	Receipt of additional government grants;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

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

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2019.

	Total	Less than 1 year	1 – 3 years	3 - 5 years	More than 5 Years
	(in thousands)
Operating Lease Obligations	$525	172	353	-	-
Purchase Obligations	$575	575
Other Long-Term Contingent Liabilities	5,197	-	-	-	5,197
Total	$6,297	747-	353-	-	5,197-

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

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments. Our market risk exposure is primarily a result of foreign currency exchange rates. As of December 31, 2019 and December 31, 2018, $12,131,896 and $9,374,000, respectively, of our net assets (i.e., total assets net of total liabilities) were denominated and presented in U.S. dollars while our functional currency is the NIS. Changes of 5% in the U.S. dollar against the NIS exchange rate will increase/decrease our expenses by $606,595 and $469,000, respectively.

Interest Rate Risk

We are currently not exposed to significant interest rate risk. Our only interest-bearing financial assets are principally of cash and cash equivalents and restricted cash, which are invested in major banks in Israel. Given the short-term nature of these investments, we do not believe our sensitivity with respect to interest rate fluctuations is significant. Therefore, the effect of an increase or decrease in interest rates would only have an immaterial effect on our financial results.

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

Name	Age	Position
Shai Novik, MBA	54	Chairman of the Board
Oren Hershkovits Ph.D	43	Chief Executive Officer
Prof. Dror Mevorach, M.D.	64	Chief Scientific & Medical Officer
Shachar Shlosberger, CPA	43	Chief Financial Officer
Abraham Havron, Ph.D.	72	Director
Gili Hart, Ph.D.	45	Director
Baruch Halpert	53	Director
Michel Habib	53	Director
Sangwoo Lee	48	Director
Hyun Gyu Lee, M.D, Ph.D	43	Director
Bernhard Kirschbaum, Ph.D	61	Director

Backgrounds of Current Executive Officers and Directors

Shai Novik is the Company’s Executive Chairman of the Board and has been such since 2014. Mr. Novik founded PROLOR Biotech, Inc. in 2005, and served as its President until 2014. PROLOR Biotech was listed on the NYSE MKT (N/K/A NYSE American) in 2010 and was sold in 2013, the second largest biotech exit ($560 million) in the history of Israeli biotech. Mr. Novik has also served as the Chairman of Innovsion Labs Inc., a neuroscience technology company, since 2007. Mr. Novik previously served as Chief Operating Officer and Head of Strategic Planning of THCG, Inc., a technology and life sciences investment company. THCG was a portfolio company of Greenwich Street Partners, one of the largest U.S. private equity funds. THCG’s portfolio included several life sciences and medical devices companies. Mr. Novik received his M.B.A., with distinction, from Cornell University.

Oren Hershkovitz Ph.D, has been the Company’s Chief Executive Officer since November 2019. Prior to that, Dr. Hershkovitz served for nearly a decade in managerial and executive roles at PROLOR Biotech, Inc. and OPKO Biologics, Ltd., acting as General Manager for more than 4.5 years. Dr. Hershkovitz successfully managed more than 70 employees and led manufacturing, non-clinical and clinical development for various Phase I, II and III programs, including for obesity, hemophilia and growth hormone deficiency. Dr. Hershkovitz earned his Ph.D. in immunology from the BGU of the Negev with distinction.

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

Bernhard Kirschbaum, Ph.D., has been a Director of the Company since 2018. Dr. Kirschbaum served as Executive Vice President and a member of the board of directors at Merck Serono, and Head of Global Research & Early Development reporting to the Chief Executive Officer of Merck Serono from 2011 to 2013. He led a global team of more than 1,200 employees, with a 400 million Euro annual budget. Since then, he has served as a member of the board of directors of several biotechnology companies, including Redx Pharma Plc, Protagen Diagnostics, Omeicos Therapeutics GmbH, BioMedx, KAHR Medical, Ltd. and FutuRx. Dr. Kirschbaum has significant expertise in a broad range of disease areas, including rheumatology/immunology, thrombosis, cardiometabolic diseases, oncology and neurology. He has successfully participated in the profiling of several drugs in their course to the market or during market expansion, including Arava, Velcade, Lovenox, Erbitux and Avelumab. Dr. Kirschbaum led drug portfolio re-allocation with focus on the therapeutic areas: oncology, neurodegenerative diseases (MS, Alzheimers, Parkinsons), autoimmune and inflammatory diseases. Dr. Kirschbaum has also been involved in research activities with respect to fertility, mainly focusing on embryo technologies. He implemented the new Merck Serono research organization, including an exploratory medicine department and all non-clinical development functions (toxicology, general & safety pharmacology, Chemistry, Manufacturing and Control (CMC) development and Drug Metabolism and Pharmacokinetics (DMPK)). Previously, Dr. Kirschbaum was Vice President Discovery Research, Global Head of Thrombosis and Angiogenesis at Sanofi-Aventis; and Vice President, Drug Innovation and Approval at Sanofi-Aventis. Dr. Kirschbaum earned his Ph.D. in biochemistry, summa cum laude, from the University of Konstanz, Germany, was a postdoctoral fellow with Dr. R.G. Roeder, at the Rockefeller University in New York, and a Research Associate with Dr. M. Buckingham at Institut Pasteur in Paris.

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

6.B. Compensation

The table below reflects the compensation granted to our five most highly compensated directors and officers for the year ended December 31, 2019. All amounts reported in the table reflect the cost to the Company, in U.S. Dollars, as recognized in our financial statements for the year ended December 31, 2019. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.5645 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel for the year ended December 31, 2019.

Name and Position	Salary/Fees (1)	Share-Based Compensation (2)	Bonus/Severance		Total
Shai Novik, Chairman	$286,000	$8,000		$242,000	$536,000
Shmulik Hess, Former CEO	$307,000	$217,000	$		$524,000
Oren Hershkovits CEO	$38,000	$22,000	$		$60,000
Prof. Dror Mevorach, CSO	$180,000	$365,000	$		$545,000
Shlosberger Shachar, CFO	$126,000	$6,000	$		$132,000

(1)	Represents (i) salaries and employer’s costs and fees for executives and (ii) compensation for Board service with respect to the Chairman.

(2)	Amounts reflect the grant date fair value of option awards granted or modified during the year ended December 31, 2019, in accordance with ASC 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not correspond to the actual value that may be recognized by the respective executive officers upon vesting of applicable awards.

The aggregate amount of compensation paid or accrued to all of our directors and executive officers as a group with respect to the year ended December 31, 2019 was approximately $1,888,920. Such amount is inclusive of the grant date fair value of option awards granted or modified during the year ended December 31, 2019 in the amount of $709,000. The amount does not include business travel, relocation, professional and business association due and expenses.

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

6.C. Board practices

Board of Directors

According to the Companies Law, the management of our business is vested in our Board. Our Board may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board. Executive officers are appointed by, and serve at the discretion of, our Board, subject to any applicable employment agreements we have entered into with the executive officers.

Under our Amended and Restated Articles of Association, the Board must consist of at least five and not more than eleven directors. The Board of the Company is currently composed of eight members, and includes Mr. Shai Novik, Dr. Bernhard Kirschbaum, Dr. Abraham (Avri) Havron, Dr. Gili Hart, Mr. Sangwoo Lee, Mr. Hyun Gyu Lee, Mr. Baruch Halpert and Mr. Michel Habib. These directors were nominated immediately after the closing of the Merger and will serve until the next annual general meeting of shareholders (a “General Meeting”) of the Company or until their respective successors are duly elected and qualified. Each of our directors shall be elected at an Annual Meeting and shall serve in their office until the next annual General Meeting, or until they cease to serve in their office in accordance with the provisions of our Amended and Restated Articles of Association or any law, whichever is the earlier.

Under the Israeli Companies Law 5759-1999 (the “Companies Law”), the Board must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements, sufficient to be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the Board must consider, among other things, the type and size of the company and the scope and complexity of its operations. The existing Board of the Company has determined that the Company requires one director with such expertise, and that Mr. Shai Novik has such accounting and financial expertise.

External Directors

Under the Companies Law, except as provided below (“Exempted Companies”), companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq such as the Company, are required to appoint at least two external directors, who meet the qualifications requirements set forth in the Companies Law.

Pursuant to the Israeli Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel), 2000 (the “Relief Regulations”), a company will be an Exempted Company, if: (i) the company’s shares are listed on a foreign securities exchange which is referenced in Section 5A(c) of the Regulations, which includes, among others, the NASDAQ Capital Market; (ii) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (iii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Listing Rule 5605(a)(2); and (iv) the company complies with the Nasdaq Listing Rules as to the required composition of the audit and compensation committees of the Board (which require that such committees consist solely of independent directors (at least three and two members, respectively)), as described under the Nasdaq Listing Rules. Under the Relief Regulations, the board of directors of a company, such as Enlivex, is not required to have external directors, if it is an Exempted Company. An external director who was elected to serve as such prior to the date on which the company opted to comply with the applicable foreign exchange rules governing the appointment of independent directors and the composition of the audit and compensation committees as set forth above may continue to serve out his/her term as a non-external director on the company’s board of directors until the earlier of (i) the end of his/her three year term, or (ii) the second annual General Meeting following the company’s decision to comply with the said applicable foreign exchange rules, without any further action on the part of the Company or its shareholders. Such director may be elected to the board of directors by the Company’s shareholders, but he/she would now be elected as a regular director (not an external director) and his/her election would be no different than the election of any other director. The Company meets all of these requirements and does not have external directors following the board’s determination to follow the exemption provided under the Relief Regulations, such that following the board’s determination, the Company would comply with the Nasdaq Listing Rules governing the appointment of independent directors and the composition of the audit committee and compensation committee applicable to domestic U.S. issuers, provided that the Company continues to meet the requisite requirements for said relief and unless the Company’s board of directors determines otherwise.

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

According to the Companies Law, (1) the chairman of the audit committee must be an external director (unless it is an Exempted Company), (2) the required quorum for audit committee meetings and decisions is a majority of the committee members, of which the majority of members present must be independent directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not for the actual votes, and likewise, company counsel and company secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

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

Compensation Committee

Under the Nasdaq Listing Rules, the Company is required to maintain a compensation committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of the board of directors of the company).

Under the Companies Law, the board of directors of Israeli publicly traded companies are required to appoint a compensation committee comprised of at least three members, including all external directors, who must also comprise a majority of the members of the compensation committee. In addition, the chairman of the compensation committee must be an external director. Following the compensation committee’s recommendations, the board of directors is required to establish a compensation policy, which includes a framework for establishing the terms of office and employment of the office holders and guidelines with respect to the structure of the variable pay of office holders. Such guidelines are the basis for adequate balance between the components of compensation, which exists when a linkage is maintained between compensation and performance and the creation of value for shareholders in the Company, while maintaining the Company’s ability to recruit and maintain talented officeholders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component (base salary and additional benefits) and the variable component and capital compensation avoids placing an exaggerated emphasis on one component.

Any person who is not eligible to serve on the compensation committee is further restricted from participating in its meetings and votes, unless the chairman of the compensation committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that employees who are not controlling shareholders, or relatives of such shareholders, may be present at such meetings, but not for the actual votes. Likewise, company counsel and the secretary if not controlling shareholders, or relatives of such shareholders, may be present at the compensation committee meetings and for the decisions if such presence is requested by the compensation committee.

Under the Companies Law company’s compensation policy shall be determined based on, and take into account, the following parameters:

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

For this purpose, under the Companies Law “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family); and (ii) a personal interest of a corporate body in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the company or in a corporate body.

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

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of such company or its general manager.

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

6.D. Employees

As of December 31, 2019, the Company had 36 full time employees. The Company’s Chief Scientific & Medical Officer provides services on a part-time basis pursuant to a consulting agreement. Thirty of the Company’s employees are currently involved in product development, and six provide general and administrative services. All of these employees are located in Israel.

None of the Company’s employees are party to any collective bargaining agreements or represented by any labor unions. However, in Israel, the Company is subject to certain Israeli labor laws, regulations, rulings of Israeli labor courts and certain provisions of collective bargaining agreements that apply to its employees by virtue of extension orders issued by the Israel Ministry of Economy and which apply such agreement provisions to the Company’s employees even though they are not part of a union that has signed a collective bargaining agreement. These labor laws and regulations primarily govern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by managers’ insurance and/or a pension fund described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments to the managers’ insurance and/or pension fund in respect of severance pay amount to approximately 8.33% of an employee’s wages, in the aggregate. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute (including payments for healthcare insurance) are paid on a differential basis, such that with respect to the part of the employee’s wage which is equal to up to 60% of the average wage in Israel, the employer is required to pay an amount equal to 3.55% of such part of the employee’s wage and the employee is required to pay an amount equal to 3.50% of such part of the employee’s wage, and for the remainder of the employee’s wage up to the maximum wage amount on which payments to the National Insurance Institute are required to be paid, the employer is required to pay an amount equal to 7.60% of such part of the employee’s wage and the employee is required to pay an amount equal to 12% of such part of the employee’s wage. Such practice are further reinforced pursuant to the provisions of Section 14 to the Severance Pay Law, according to which the payment of monthly deposits by us into managers’ insurance and/or pension fund are in respect of severance obligation to such employees. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. Each employee contributes an aggregate amount equal to 6% of his or her base salary to such funds, and the Company contributes, in the aggregate, an additional 14.83% to 15.83% of the employee’s base salary, with such amount including the 8.33% which is contributed as severance pay as noted above. The monthly contributions as mentioned above constitute the required payment for severance pay, and the Company is not required to pay any additional sum upon termination of employment for the period during which Sections 14 applies. The Company generally provides its employees with benefits and working conditions above the required minimums. The Company has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

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

2013 and 2014 Incentive Option Plans

We maintain the pre-merger Bioblast 2013 Incentive Option Plan (the “2013 Plan”). As of December 31, 2019, there were a total of 83,649 options to purchase ordinary shares under our 2013 Plan, of which 15,500 options to purchase ordinary shares were issued and outstanding and 58,071 remained available for future issuance. A total of 15,500 options to purchase ordinary shares were vested as of that date, with a weighted average exercise price of $90.16 per share.

We also maintain our 2014 Global Share Incentive Plan (the “2014 Plan”). In June 2019, the Company adopted its Global Share Incentive Plan (2019) (the “2019 Plan”), under which all ordinary shares that remained available for future grant under all existing plans were reserved for issuance with respect to awards that may be granted under the 2019 Plan. As of December 31, 2019, there were a total of 2,350,704 options to purchase ordinary shares under our 2019 Plan, of which 1,625,042 options to purchase ordinary shares were issued and outstanding and 490,749 remained available for future issuance. A total of 1,098,691 options to purchase ordinary shares were vested as of that date, with a weighted average exercise price of $3.88 per share.

Our 2013 Plan, which was adopted by the pre-merger Bioblast board of directors on November 13, 2013, and amended most recently on March 28, 2016, provides for the grant of options to our and our affiliates’ respective directors, employees, office holders, service providers and consultants.

Our 2019 Plan, which was adopted by the Enlivex Board of Directors on June 3, 2019, was assumed by the Company pursuant to the Merger. A copy of the 2019 plan is filed as Exhibit 4.2 to this Annual Report on Form 20-F.

The 2013 and 2019 Plans are administered by our Board of Directors, which shall determine, subject to Israeli law, the grantees of awards and various terms of the grant. The 2013 and 2019 Plans provide for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961 (the “Ordinance”).

Options granted under the 2013 and 2019 Plans to Israeli employees have been granted under the capital gains track of Section 102 of the Ordinance. Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders, to receive favorable tax treatment for compensation in the form of shares or options. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee (without a trustee). Section 102(b)(2) of the Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. In order to comply with the terms of the capital gains track, all options granted under the 2013 and 2019 Plans pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the ordinary shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

Options granted under the 2013 and 2019 Plans will generally vest over four years commencing on the date of grant such that 25% vest after one year and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months. Options that are not exercised within ten years from the grant date expire, unless otherwise determined by the Board of Directors or its designated committee, as applicable. In case of termination for reasons of disability or death, the grantee or his legal successor may exercise options that have vested prior to termination within a period of six to twelve months from the date of disability or death. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

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

7.A. Major shareholders

The following table and the related notes present information with respect the beneficial ownership of the Company’s ordinary shares as of March 30, 2020 by:

●	each shareholder known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares immediately following the closing of the Merger and Private Placement;

●	each director of the Company;

●	each executive officer of the Company; and

●	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The percentage of ordinary shares beneficially owned is based on 13,427,876 ordinary shares issued and outstanding as of March 30, 2020.

Ordinary shares of the Company that may be acquired by an individual or group within 60 days of March 30, 2020, pursuant to the exercise of the Company’s outstanding options or warrants, are deemed outstanding for the purposes of computing the percentage of ordinary shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of ordinary shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
The Company’s 5% or Greater Shareholders (other than Directors and Executive Officers)

HBL-Hadasit Bio-Holdings Ltd	1,728,411	12.87%
Kretzmer and Associates PLLC	830,973	6.19%
KIP Global Pharma-Ecosystem Private Equity Fund	1,417,950	10.56%

Directors and Executive Officers

Shai Novik (1)	918,824	6.74%
Avri Havron (2)	488,356	3.62%
Dror Mevorach (3)	491,900	3.59%
Gili Hart, Director (4)	95,192	*
Sangwoo Lee (5)	26,596	*
Hyun-Gyu Lee (5)	26,596	*
Michel Habib (5)	26,596	*
Baruch Halpert (6)	107,099	*
Bernhard Kirschbaum (7)	13,298	(* )
Dr. Oren Hershkovitz	6,481

Shachar Shlosberger (8)	4,115	*

All directors and executive officers as a group	2,205,052	15.56%

*	Less than 1%.

(1)	Includes 205,598 shares underlying options exercisable within 60 days from March 30, 2020, of which 132,979 options expire in January 2025 and have an exercise price of USD 2.69, and 72,619 options expire in December 2027 and have an exercise price of USD 6.22.

(2)	Includes 53,192 shares underlying options exercisable within 60 days from March 30, 2020, which expire in January 2025 and have an exercise price of USD 2.69.

(3)	Includes 272,619 shares underlying options exercisable within 60 days from March 23, 2020, of which 200,000 options expire in January 2025 and have an exercise price of USD 2.69, 60,516 options expire in December 2027 and have an exercise price of USD 6.22, and 12,103 of these options expire in January 2028 with an exercise price of USD 6.22.

(4)	Includes 66,490 shares underlying options exercisable within 60 days from March 30, 2020, which expire in January 2025 and have an exercise price of USD 2.69.

(5)	Includes 26,596 shares underlying options exercisable within 60 days from March 30, 2020, which expire in December 2027 and have an exercise price of USD 6.22.

(6)	Includes 48,824 shares underlying options exercisable within 60 days from March 30, 2020, of which 26,596 options expire in December 2027 and have an exercise price of USD 6.22, and 22,228 options expire in January 2028 and have exercise price of USD 6.22.

(7)	Includes 13,298 shares underlying options exercisable within 60 days from March 30, 2020, which expire in July 2028 and have an exercise price of USD 6.22.

(8)	Includes 4,115 shares underlying options exercisable within 60 days from March 30, 2020, of which 1,937 options expire in April 2026 and have an exercise price of USD 2.69, 1,089 options expire in March 2027 and have an exercise price of USD 2.69, 726 options expire in December 2027 and have an exercise price of USD 6.22 and 363 options expire in December 2028 and have an exercise price of USD 10.12.

According to our transfer agent, as of March 30, 2020, there were 74 record holders of our ordinary shares, among whom are 5 U.S. holders (including Cede & Co., the nominee of the Depositary Trust Company, holding 19.89 % of our ordinary shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares are held by brokers or other nominees. None of our shareholders has different voting rights from other shareholders.

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal persons, severally or jointly.

7.B. Related party transactions

Approval of Related Party Transactions under Israeli Law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of a company, and includes the duty to:

●	refrain from any act involving a conflict of interest between the performance of his or her duties in a company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of a company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

●	disclose to the company any information or documents relating to a company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the Company, and the office holder discloses his or her personal interest, as described below.

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the Company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the Company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

The term “personal interest” is defined under the Companies Law to include the personal interest of a person in an action or in the business of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person is an interested party, but excluding a personal interest stemming solely from the fact of holding shares in such company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, an extraordinary transaction which requires approval is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder has complied with the disclosure requirement described above, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder, a transaction with a third party in which the office holder has a personal interest, and an action of an office holder that would otherwise be deemed a breach of duty of loyalty requires approval by the board of directors. Our Articles of Association do not provide otherwise. If the transaction or action considered is (i) an extraordinary transaction or (ii) an action of an office holder that would otherwise be deemed a breach of duty of loyalty and may have a material impact on a company’s profitability, assets or liabilities, then audit committee approval is required prior to approval by the board of directors.

Under the Companies Law, a transaction with an office holder in a public company regarding his or her terms of office and employment should be determined in accordance with the company’s compensation policy. Nonetheless, provisions were established that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy. The following are required for the approval of the terms of office or employment of the officers of a public company:

●	A transaction with an office holder in a public company that is neither a director nor the chief executive officer regarding his or her terms of office and employment requires approval by the (i) compensation committee; and (ii) the board of directors. Approval of terms of office and employment for such officers which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the following special majority requirements, (the “Special Majority Requirements”), as set forth in the Companies Law, pursuant to which the shareholder approval must either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than 2% of the voting rights in the company. However, the transaction may still be approved despite shareholder rejection, provided that the company’s compensation committee and thereafter the board of directors have determined to approve the proposal, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder rejection into consideration.

●	A transaction with the chief executive officer in a public company regarding his or her terms of office and employment requires approval by (i) the compensation committee; (ii) the board of directors; and (iii) the shareholders of the company by the Special Majority Requirements. Approval of terms of office and employment for the chief executive officer which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above. However, a transaction with a chief executive officer that is not approved by shareholders may still be approved despite shareholder rejection, provided that the company’s compensation committee and thereafter the board of directors have determined to approve the proposal, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder rejection into consideration. In addition, the compensation committee may exempt the transaction regarding terms of office and employment with a candidate for the office of chief executive officer where such officer has no relationship with the controlling shareholder or the company from shareholder approval if it has found, based on detailed reasons, that bringing the transaction to the approval of the shareholders meeting shall prevent the employment of such candidate by the company. Such approval may be given only in respect of terms of office and employment which are in accordance with the company’s compensation policy.

●	A transaction with a director who is not an executive officer in a public company regarding his or her terms of office and engagement requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above. In addition, pursuant to a relief provided under the Companies Regulations (Relief in Interested Party Transactions), 2000, the compensation committee may exempt the transaction regarding terms of office and engagement with a non-executive director, if the compensation committee and board of directors determined that such terms of office are only for the benefit of the company, or if the compensation terms of the director do not exceed the maximum compensation paid to external directors pursuant to the applicable regulations.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at the meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, or, unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be in attendance to present the transaction that is subject to approval. If a majority of the directors have a personal interest in the matter, such matter also requires approval of the shareholders of the company by the Special Majority Requirements.

Certain Relationships and Related Party Transactions

The following is a summary description of the material terms of those transactions with related parties to which we are party, and which were in effect within the 2019 fiscal year through March 30, 2020.

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

Employment Agreement with Oren Hershkovitz

On November 16, 2019, we entered into an employment agreement (the “Hershkovitz Employment Agreement”) with Oren Hershkovitz, Ph.D., to serve as our Chief Executive Officer, for an undefined term, unless and until terminated by either party. Dr. Hershkovitz is entitled to a monthly salary of NIS 65,000. The Hershkovitz Employment Agreement provides for certain other benefits, including pension, expense reimbursement and use of a company car. The Hershkovitz Employment Agreement may be terminated by either party, at any time and for any reason, pursuant to 90-days prior written notice by the terminating party.

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

Consulting Agreement with Prof. Dror Mevorach and Hadasit Medical Research Services

Prof. Dror Mevorach, M.D., our founder, has also served as our Chief Scientific Officer and as a member of our Board since 2005. On January 1, 2017, we entered into a consulting agreement, as amended as of April 1, 2020 (the “Consulting Agreement”) with Hadasit Medical Research Services and Development (“Hadasit”) and Prof. Mevorach for the provision by Prof. Mevorach of services as our Chief Scientific Officer for an initial period of 12 months, which is automatically extended for additional twelve-month periods thereafter, unless earlier terminated by either party. The Consulting Agreement, which may be terminated upon certain breaches or actions, is also terminable by either party upon 30 days prior written notice. Prof. Mevorach is entitled, effective as of November 1, 2019, to an annual fee of $250,000, plus VAT, to be paid in equal monthly installments in NIS. We paid Hadasit $63,333.33 pursuant to the Consulting Agreement. We also granted options to purchase pre-merger Enlivex ordinary shares to Prof. Mevorach and Hadasit pursuant to the Consulting Agreement, which include an aggregate of 419,281 ordinary shares of the Company granted to Prof. Mevorach and 110,304 ordinary shares of the Company granted to Hadasit which are exercisable at a price of $2.68 per share and additional grants of 145,237 and 29,047 ordinary shares of the Company to Prof. Mevorach and Hadasit, respectively, which are exercisable at a price of $6.22 per share.

Research Agreement with Prof. Dror Mevorach and Cell Generation (C-G) Ltd.

On May 12, 2019, we entered into a research agreement with Cell Generation (C-G) Ltd. (“C-G”), pursuant to which C-G will carry out cell collections from Apheresis site at facilities operated by C-G, employing the services of Prof. Dror Mevorach as the principal investigator (the “C-G Research Agreement”). The C-G Research Agreement will expire on the earlier of: (i) the completion of the subject study according to the protocols provided therein and submission of all reports, case report forms and other documentation required thereunder, and (ii) the termination of the C-G Research Agreement by us or C-G pursuant to the terms of the C-G Research Agreement, which either party may do without cause. Upon entry into the C-G Research Agreement, we paid C-G a non-refundable advance in the amount of NIS 430,000, plus VAT, and we are obligated to pay C-G upon request certain collection, screening and recruitment remuneration. The C-G Research Agreement provides us with the option to acquire all of the outstanding shares of C-G, starting on the second anniversary of the C-G Research Agreement, at an exercise price that shall be defined in good faith by an appraiser acceptable to both parties.

Agreement with Baruch Halpert, Director

On January 2, 2018, Enlivex entered into an agreement (the “Halpert Agreement”) with Baruch Halpert, a member of its Board of Directors. Subject to the agreement, Enlivex agreed to pay Mr. Halpert cash compensation in an aggregate amount of 5% of the proceeds received by Enlivex from investors introduced (“Introduced Investors”) by Halpert to Enlivex, plus VAT, and grant to Mr. Halpert a warrant to purchase securities of Enlivex of the same type issued to the Introduced Investors in a financing, in an amount equal to up to 5% of the total amount invested by the Introduced Investors in the financing, at an exercise price equal to the per share price paid to by the Introduced Investors to the Company in such financing. Subject to the Halpert Agreement, Enlivex paid Mr. Halpert in the aggregate, a total cash amount of $50,000 in relating to the closing of a financing on September 12, 2018 (the “Financing”). Halpert executed a waiver nullifying his right to receive a warrant relating to the closing of the Financing immediately prior to the closing of the Financing. The Halpert Agreement expired on January 1, 2019.

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

We also maintain insurance for our offices in Nes Ziona and Jerusalem, Israel. Our insurance program covers approximately $925,000 of equipment and lease improvements against risk of loss and damage from inventory. In addition, we maintain the following insurance: employer liability with coverage of approximately $5,610,885; and third-party liability with coverage of approximately $1,318,558.

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

The Companies Law imposes further restrictions on our ability to declare and pay dividends. See Item 10.B. -“Articles of Association” – “Rights, Preferences, Restrictions of Shares and Shareholder Meetings” – “Dividend and Liquidation Rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. - “Taxation” below for additional information.

8.B. Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2019, until the date of the filing of this annual report.

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

Board of Directors

The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the Audit Committee or the Compensation Committee, by the Board of Directors itself and by the shareholders. The vote required by the Audit Committee, Compensation Committee and the Board of Directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. If, however, a majority of the members participating in such meeting have a personal interest in the approval of such matter, then all directors may participate in the discussions and the voting on approval thereof and in such case the matter shall be subject to further shareholder approval.

Our Amended and Restated Articles of Association provide that, subject to the Companies Law, our Board of Directors may delegate its authority, in whole or in part, to such committees of the Board of Directors as it deems appropriate, and it may from time to time revoke such delegation.

Borrowing Powers

Pursuant to the Companies Law, our Board of Directors may exercise all powers and take all actions that are not required under law or under our Amended and Restated Articles of Association to be exercised or taken by our shareholders or other corporate bodies, including the power to borrow money for company purposes.

Rights, Preferences, Restrictions of Shares and Shareholders Meetings

●	General. Our share capital is NIS 18,000,000 divided into 45,000,000 ordinary shares with a nominal value of NIS 0.40 each. Our ordinary shares may be certificated or uncertificated, subject to the Companies Law.

●	Voting. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power have the power to elect all the Directors.

●	Dividend and liquidation rights. Our Board of Directors may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment, subject to the Companies Law. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our Board of Directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law. Our ordinary shares entitle each owner thereof to an equal right to participate in the distribution of the surplus assets of the company in the event of our liquidation in accordance with the proportionate nominal value of the shares held thereby.

●	Transfer of shares; record dates. Fully paid up ordinary shares may be freely transferred pursuant to our Amended and Restated Articles of Association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors will fix a record date.

●	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our Amended and Restated Articles of Association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the person whose name is registered first in the registry of shareholders as the owner of that share shall be accepted, whether in person or by proxy, and he, she or it is shall be entitled to vote such share.

●	Quorum for General Meeting. The quorum required for our General Meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

●	Notice of General Meeting. Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, not less than 35 days. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the Board of Directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a General Meeting and any postponement or adjournment thereof.

●	Annual; agenda; calling a General Meeting. General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the Board of Directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The Board of Directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the Board of Directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

●	Majority vote. Except as otherwise provided in the Amended and Restated Articles of Association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further vote.

●	Discrimination against shareholders. There are no discriminating provisions in our amended and restated articles of association, against any existing or prospective holders of our ordinary shares as a result of a shareholder holding a substantial number of ordinary shares.

Modification of Class Rights

If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issuance of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a majority vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of that class. The provisions of our Amended and Restated Articles of Association relating to General Meetings shall apply, mutatis mutandis, to every such separate class meeting.

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

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If  (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger.

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

10.C. Material contracts

For a description of our license agreements, see Item 4.B. “Business Overview -License Agreements” and for a description of the agreements related to our directors and officers, see Item 7.B. “Related party transactions” – “Employment Agreements and Arrangements with Directors and Related Parties”.

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

An additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeded NIS 649,560, in 2019.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “substantial shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. An additional tax at a rate of 3% will be imposed on high earners whose annual income or gains exceeded NIS 649,560, in 2019.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, up to 50% for individuals and 23% for Israeli resident corporations).

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (corporations or individuals) are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25% (or 30%, if such non-Israeli resident is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at source, unless a tax certificate is obtained from the Israeli Tax Authority authorizing withholding-exempt remittances or a reduced rate of tax pursuant to an applicable tax treaty.

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

U.S. Federal Income Taxation

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “TCJA”), was signed into law making significant changes to U.S. income tax law, including a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, modification of the U.S. international taxation system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. We do not see a material direct impact on our financials as of December 31, 2019.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Executive Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Yarel + Partners, our principal independent registered public accounting firm, as stated in their report that appears herein.

(d) Changes in Internal Control over Financial Reporting

As described in Amendment No. 2 to our Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 20-F Amendment No. 2”), management concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective at December 31, 2018 due to a material weakness in internal control over financial reporting, resulting in the filing of Enlivex R&D’s historical audited financial statements for the year ended December 31, 2018 in our Annual Report on Form 20-F for the year ended December 31, 2018, filed on April 30, 2019, rather than those of Bioblast.

As discussed in greater detail in Item 15 of 2018 20-F Amendment No. 2, management identified that a material weakness existed as of December 31, 2018 due to a deficiency in the design of controls to appropriately perform effective and timely review of the accounting for, and disclosure of, non-routine business combinations. We believe the identified material weakness has been fully remediated after the Company’s management took steps to strengthen the Company’s controls relating to non-routine material business combination activity, including, enhancing policies and procedures and strengthening communication and information flows between legal and finance personnel. Management is committed to maintaining a strong internal control environment and believes the above noted efforts will represent significant improvements to the internal control environment.

Other than as described in the preceding paragraph, during the year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table provides information regarding fees paid by us to Yarel + Partners, our principal independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018

Audit fees (1)	$171,180	$77,500
Audit related fees (2)		12,500
Tax Fees (3)	4,500	4,500
All other fees		-
Total	$175,680	$94,500

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independence auditor including SEC filings, comfort letter, consents and comment letters in connection with regulatory filings.

(3)	Includes professional fees related to tax returns and other tax related services.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than one third of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. In line with the Nasdaq Listing Rules, our Amended and Restated Articles of Association provide that the quorum required for our General Meeting of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. However, unlike the Nasdaq Listing Rules, at the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

●	Compensation of officers. Israeli law and our Amended and Restated Articles of Association do not require that the independent members of our Board of Directors (or a Compensation Committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the Chief Executive Officer and all other executive officers.

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

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than pursuant to Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval would otherwise generally be required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the Compensation Committee, Board of Directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders”, and (iii) terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law - Disclosure of personal interests of controlling shareholders”. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. The definition of “controlling shareholder” in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

Under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, require the approval of the audit committee, the board of directors and the shareholders, in that order. Transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the compensation committee, the board of directors and the shareholders, in that order. In addition, the approval of such extraordinary transactions by the shareholders require at least a majority of the shares voted by the shareholders of the company participating and voting in a shareholders’ meeting, provided that one of the following requirements is fulfilled:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

If such transaction concerns the terms of office and employment of such controlling shareholder, in his capacity as an office holder or an employee of the company, such terms of office and employment approved by the compensation committee and board of directors shall be in accordance with the compensation policy of the company. Nonetheless, the compensation committee and the board of directors may approve terms of office and compensation of a controlling shareholder which do not comply with the company’s compensation policy, provided that the compensation committee and, thereafter, the board of directors approve such terms, based on, among other things, the considerations listed under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, as those are described above. Following such approval by the compensation committee and board of directors, shareholder approval would be required.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval, in the same manner described above, is required once every three years, unless, with respect to extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

ITEM 16H.	Mine safety disclosure

Not applicable.

PART THREE

ITEM 17.	Financial statements

Not applicable.

ITEM 18.	Financial statements

The following financial statements, and the related notes thereto, and the Report of Independent Public Accountants are filed as a part of this annual report.

Audited Financial Statements

ITEM 19.	Exhibits

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

1.1	Amended and Restated Articles of Association of the Company, filed as Exhibit 99.2 to Form 6-K filed on March 27, 2019 (File No. 001-36578) and incorporated herein by reference.

2.1*	Description of Ordinary Shares

4.1	Bioblast Pharma Ltd. 2013 Incentive Option Plan, as amended, filed as Exhibit 4.1 to Form 20-F filed on March 29, 2016 (File No. 001-36578), and incorporated herein by reference.

4.2	Enlivex Therapeutics Ltd. 2014 Global Share Incentive Plan, filed as Exhibit 4.2 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.3*	Enlivex Therapeutics Ltd. 2019 Global Share Incentive Plan.

4.4	Agreement and Plan of Merger, dated November 19, 2018 by and among Bioblast Pharma Ltd., Treblast Ltd. and Enlivex Therapeutics Ltd., filed as Exhibit 99.1 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference.

4.5	Form of Ordinary Share Purchase Warrant issued to investors on March 22, 2016, filed as Exhibit 4.1 to Form 6-K filed on March 18, 2016 (File No. 001-36578), and incorporated herein by reference.

4.6	Form of Indemnification Agreement, filed as Exhibit 4.5 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.7	Agreement between the Company and A.S. Novik, dated as of September 7, 2018, filed as Exhibit 4.6 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.8*	Employment Agreement between the Company and Oren Hershkovitz, dated as of November 16, 2019.

4.9	Employment Agreement between the Company and Shachar Shlosberger, dated as of May 3, 2016, filed as Exhibit 4.8 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.10	Consulting Agreement between the Company, Hadasit Medical Research Services and Development and Dror Mevorach, dated as of January 1, 2017, filed as Exhibit 4.9 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.11	License Agreement between the Company and Tolaren Ltd., dated as of April 30, 2008, filed as Exhibit 4.10 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.12	License Agreement between the Company, Hadasit Medical Research Services and Development Ltd. And Yissum Research and Development Company Ltd., dated as of March 12, 2006, filed as Exhibit 4.11 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.13	Securities Purchase Agreement, dated March 11, 2019, filed as Exhibit 99.1 to Form 6-K filed on March 27, 2019 (File No. 001-36578) and incorporated herein by reference.

4.14	Contingent Value Rights Agreement, dated November 19, 2018, filed as Exhibit 99.2 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference.

4.15*†	Research Agreement, between the Company and Cell Generation (C-G) Ltd., dated May 12, 2019.

4.16	Form of Securities Purchase Agreement in the February 2020 offering (filed as Exhibit 1.1 to Form 6-K filed on February 26, 2020 (File No. 001-36578), and incorporated herein by reference.

4.17	Form of Placement Agent Warrant in the February 2020 offering (filed as Exhibit 4.1 to Form 6-K filed on February 26, 2020 (File No. 001-36578), and incorporated herein by reference.

4.18	Form of Securities Purchase Agreement in the March 2020 offering (filed as Exhibit 1.1 to Form 6-K filed on March 5, 2020 (File No. 001-36578), and incorporated herein by reference.

4.19	Form of Investor Warrant in the March 2020 offering (filed as Exhibit 4.1 to Form 6-K filed on March 5, 2020 (File No. 001-36578), and incorporated herein by reference.

4.20	Form of Placement Agent Warrant in the March 2020 offering (filed as Exhibit 4.2 to Form 6-K filed on March 5, 2020 (File No. 001-36578), and incorporated herein by reference.

8.1*	List of Subsidiaries of Enlivex Therapeutics Ltd.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Consent of Yarel + Partners

16.1	Letter to the SEC from Kost, Forer, Gabbay & Kasierer, a member of EY Global, filed as Exhibit 16.1 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2019 formatted in XBRL (eXtensible Business Reporting Language): (i) the Balance Sheets, (ii) the Statements of Operations, (iii) the Statements of Changes in Shareholders’ Equity, (iv) the Statements of Cash Flows (v) the Notes to Financial Statements and (vi) Unaudited Pro Forma Financial Infomation, tagged as blocks of text and in detail.

*	Filed herewith.

†	Portions of the exhibit have been omitted because such information is both (i) not material and (ii) could be competitively harmful if publicly disclosed.

SIGNATURES

Enlivex Therapeutics Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Enlivex Therapeutics Ltd.

By:	/s/ Oren Hershkovitz
Oren Hershkovitz
Chief Executive Officer

Date: April 30, 2020

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ENLIVEX THERAPEUTICS LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Enlivex Therapeutics Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements).

We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Yarel + Partners

Yarel + Partners

Certified Public Accountants (Isr.)

Tel-Aviv, Israel

April 2, 2020

We have served as the Company’s auditor since 2013.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2019	2018

ASSETS
Current Assets
Cash and cash equivalents (notes 2d, 3)	$3,948	$9,736
Short term deposits	8,060	40
Prepaid expenses	510	288
Other receivables	403	213
Cash held with respect to CVR Agreement (notes 1a,3)	1,500	-
Receivables for the sale of Trehalose (note 1a)	2,000	-
Total Current Assets	16,421	10,277

Non-Current Assets
Restricted cash (notes 2e, 3)	76	56
Long-term prepaid expenses	5	16
Property and equipment, net (notes 2f, 4)	648	685
Other assets (notes 2h, 8)	410	-
Total Non-Current Assets	1,139	757
TOTAL ASSETS	$17,560	$11,034

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$316	$173
Accrued expenses and other liabilities (note 5)	1,897	944
Payables to related parties (note 13)	367	13
CVR holders (note 1a)	3,400	-
Total Current Liabilities	5,980	1,130

Non-Current Liabilities
Retirement benefit obligations (note 2j)	-	6
Other long-term Liabilities (notes 2h, 8)	298	-
Warrants (note 6)	-	192
Total Non-Current Liabilities	298	198
Commitments and Contingent Liabilities (note 9)	-
TOTAL LIABILITIES	6,278	1,328

SHAREHOLDERS’ EQUITY
Common stock of NIS 0.40 ($0.11) par value: (note 10) Authorized: 45,000,000 and 11,861,073 shares as of December 31, 2019 and 2018; Issued and outstanding: 10,334,126 and 3,509,405 as of December 31, 2019 and 2018;	1,151	396
Series A Preferred Stock, NIS 0.4 ($0.11) par value: (note 10) Authorized and outstanding 3,146,815 and 3,059,730 shares as of December 31, 2018	-	309
Series B Preferred Stock, NIS 0.4 ($0.11) par value: (note 10) Authorized and outstanding 3,485,703 and 1,373,804 shares as of December 31, 2018	-	156
Series C Preferred Stock, NIS 0.4 ($0.11) par value: (note 10) Authorized and outstanding 3,146,815 and 525,171 shares as of December 31, 2018	-	59
Additional paid in capital	37,104	27,326
Foreign currency translation adjustments (note 2c)	(1,300)	(2,251)
Accumulated deficit	(25,673)	(16,289)
TOTAL SHAREHOLDERS’ EQUITY	11,282	9,706
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,560	$11,034

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2019	2018	2017

Revenues (note 2k)	$-	$-	$-
Operating expenses:
Research and development expenses, net (notes 2l, 15a)	5,724	4,255	1,691
General and administrative expenses (note 15b)	2,895	1,044	480
	8,619	5,299	2,171

Operating (loss)	(8,619)	(5,299)	(2,171)

Financial income (note 15c)	238	1,060	37
Financial expenses (note 15d)	(1,003)	(3)	(370)

Net (loss)	$(9,384)	$(4,242)	$(2,504)

Other comprehensive gain (loss)
Interest on convertible notes			-
Exchange differences arising from translating financial statements from functional to presentation currency (note 2c, 2r)	951	(748)	336
Total other comprehensive gain (loss)	951	(748)	336
Total comprehensive (loss)	$(8,433)	$(4,990)	$(2,168)

Basic & diluted (loss) per share (note 2o)	$(1.11)	$(1.40)	$(0.94)
Weighted average number of shares outstanding	8,649,486	3,509,346	3,425,925

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Preferred Stock			Currency
	Number of shares	Share capital	Number of shares	Share capital	Additional paid in capital	translation adjustments	Accumulated deficit	Total

JANUARY 1, 2017	3,390,733	$383	3,059,730	$309	$13,500	$(1,839)	$(9,543)	$2,810

Issuance of Common Stock in connection with conversion of notes in 2016	118,611	13	-	-	(13)	-	-	-
Issuance of Preferred Stock Series B for cash consideration of $8,249 net of $519 issuance costs	-	-	1,373,804	156	7,574	-	-	7,730
Stock based compensation	-	-	-	-	121	-	-	121
Other comprehensive gain	-	-	-	-	-	336	-	336
Net loss	-	-	-	-	-	-	(2,504)	(2,504)

DECEMBER 31, 2017	3,509,344	396	4,433,534	465	21,182	(1,503)	(12,047)	8,493

Exercise of Options	61	*	-	-	*	-	-	*
Issuance of Preferred Stock Series C for cash consideration of $5,350 net of $156 issuance costs	-	-	525,171	59	5,135	-	-	5,194
Stock based compensation	-	-	-	-	1,009	-	-	1,009
Other comprehensive loss	-	-	-	-	-	(748)	-	(748)
Net loss	-	-	-	-	-	-	(4,242)	(4,242)

DECEMBER 31, 2018	3,509,405	396	4,958,705	524	27,326	(2,251)	(16,289)	9,706

Conversion of Preferred Shares to Ordinary Shares	5,479,547	605	(4,958,705)	(524)	(81)	-	-	-
Issuance of shares upon exercise of warrants	20,348	2			247			249
Issuance of shares for cash consideration of $8,362 net of $655 issuance costs	682,631	76			7,631			7,707
Shares issued in conjunction with share option exercise	221,641	25			574			599
Issuance of shares in connection with the merger	420,554	47			597			644
Stock based compensation					810			810
Other comprehensive gain					-	951		951
Net loss					-		(9,384)	(9,384)

DECEMBER 31, 2019	10,334,126	$1,151	-	$-	$37,104	$(1,300)	$(25,673)	$11,282

*	Less than $1

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018		2017
Cash flows from operating activities
Net (loss)	$(9,384)		$(4,242)		$(2,504)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	206		121		83
Non-cash operating lease expense	168		-		-
Decrease in retirement benefit obligations	(7)		-		-
Loss on sale of property and equipment	75		-		-
Share-based compensation	810		1,009		121
Issuance expenses related to warrants exercisable into shares	-		-		19
Changes in fair value of warrants exercisable into shares	51		(132)		-
Changes in operating asset and liability items:
(Increases) decrease in prepaid expenses	277		(293)		33
(Increase) decrease in other receivables	41		(130)		(40)
Increase (decrease) in accounts payable trade	114		145		1
Increase (decrease) in accrued expenses and other liabilities	433		372		(11)
Operating lease liabilities	(167)		-		-
Increase (decrease) in related parties payable	342		(11)		(6)
Net cash (used in) operating activities	(7,041)		(3,161)		(2,304)

Cash flows from investing activities
Purchase of property and equipment	(193)		(461)		(130)
Proceeds from sale of property and equipment	4		-		-
Investment in short-term bank deposits	(7,714)		(40)		-
Net cash, cash equivalents and restricted cash received in the issuance of shares for the net assets of Bioblast Pharma Ltd.	1,544
Net cash provided by (used in) investing activities	(6,359)		(501)		(130)

Cash flows from financing activities
Proceeds from issuance of ordinary shares, preferred shares and warrants, net	7,707		5,194		8,055
Proceeds from exercise of options	599		*		-
Net cash provided by financing activities	8,306		5,194		8,055

Increase in cash, cash equivalents and restricted cash	(5,094)		1,532		5,621
Cash, cash equivalents and restricted cash - beginning of year	9,792		9,032		3,045
Exchange rate differences on cash, cash equivalents and restricted cash	826		(772)		366
Cash, cash equivalents and restricted cash - end of year	$5,524		$9,792		$9,032
Non-cash transactions:
Conversion of preferred stock to ordinary shares	$525		$-		$-
Conversion of 6% preference on preferred stock to ordinary shares	$2,071	$		$
Issuance of ordinary shares upon exercise of warrants	$249	$		$
Issuance of common and preferred shares in connection with conversion of convertible notes and accrued interest	$-		$-		$7
Issuance of shares to the former shareholders of Bioblast Pharma Ltd.	$47	$		$
Net assets acquired in the issuance of shares for the net assets of Bioblast Pharma Ltd. excluding cash, cash equivalents and restricted cash:
Assets acquired	(2,632)
Less - liabilities assumed	3,532
	$900	$		$
Supplemental disclosures of cash flow information:
Cash paid for taxes	$-		$-		$-
Cash received for interest, net	$112		$138		$37

*	Less than $1

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1 – GENERAL INFORMATION

a.	General

Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) was originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd.

In January 2015, Bioblast Pharma Inc. was established in the State of Delaware as a wholly owned subsidiary of the Parent (the “Subsidiary”).

On March 26, 2019, upon consummation of a merger transaction between the Parent and Enlivex Therapeutics R&D Ltd., (“Enlivex R&D”, formerly known as Enlivex Therapeutics Ltd.), whereby Enlivex R&D merged with Treblast Ltd. (a subsidiary of the Parent) with Enlivex R&D remaining as the surviving entity in the merger (the “Merger”), the Parent changed its name to Enlivex Therapeutics Ltd.

The Merger has been treated as a reverse recapitalization of the Parent for financial accounting and reporting purposes, as such, Enlivex R&D is treated as the acquirer and the Parent is treated as the acquired entity.

Excess of consideration paid over net assets acquired and other merger-related costs were recorded as a charge to additional paid-in capital as discussed in Note 7.

As a result, the financial statements of the Company prior to the Merger are the historical financial statements of Enlivex R&D whereas the financial statements of the Company after the Merger reflect the results of the consolidated operations. All historical information presented herein has been retroactively restated to reflect the effect of the merger shares exchange ratio, reverse stock split and change to the authorized number of Ordinary Shares, in each case effected in connection with the Merger and in accordance with Accounting Standards Codification Topic 260, “Earnings Per Share”.

The Company is a clinical-stage immunotherapy company. Enlivex R&D was incorporated in September 2005 under the laws of the State of Israel and has been engaged since inception in the development of an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions, which involve the hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no U.S. Food and Drug Administration (“FDA”) approved treatments, as well as treating solid tumors via modulating immune-checkpoint rebalancing. The Company’s innovative immunotherapy candidate, Allocetra™, is a novel immunotherapy candidate based on a unique mechanism of action that targets clinical indications that are defined as “unmet medical needs,” such as preventing or treating complications associated with bone marrow transplants and/or hematopoietic stem cell transplants, sepsis and acute multiple organ failure. The Company also intends to develop its cell-based therapy to be combined with currently effective treatments of solid tumors via immune checkpoint rebalancing to increase the efficacy of various anti-cancer therapies, including Chimeric Antigen Receptor T-Cell Therapy and therapies targeting T-Cell Receptor Therapy. The Company’s development is based on the discoveries of Professor Dror Mevorach, an expert on clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

At the closing of the Merger, the Parent, Enlivex R&D, the Parent’s pre-Merger CEO, as representative of the pre-Merger Parent’s shareholders, and a rights agent entered into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, the Parent’s shareholders immediately prior to the Merger received one CVR for each of the Parent’s’ ordinary shares held of record immediately prior to the closing of the Merger. Each CVR represents the right to receive payments based on the Parent’s pre-Merger clinical development programs. CVR holders are entitled to receive 100% of any payments up to $20,000 received by the Company and 50% of any subsequent consideration in excess of such amount, in each case, net of all related transaction expenses.

On February 19, 2019, the Parent sold its pre-Merger clinical development programs for “Trehalose” to Seelos Therapeutics, Inc. (“Seelos”), a clinical-stage biopharmaceutical company. Under the terms of the agreement between the Parent and Seelos, Seelos paid $1,500 upon closing and paid an additional $2,000 upon the first anniversary of the closing. Seelos has agreed to pay additional milestone payments of up to $17,000 upon completion of the related clinical study for Trehalose and approval of a New Drug Application by the FDA, as well as royalties.

The Company’s ordinary shares, NIS 0.40 per share (“Ordinary Shares” or “ordinary shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the on the Tel Aviv Stock Exchange.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b.	Financial resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects its operations to continue to require cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company’s has experienced net losses since its inception, and, as of December 31, 2019, had accumulated deficit of $25,673.

The Company raised $7,751 in cash in conjunction with the Merger and the issuance of shares immediately after the Merger, as well as additional cash of $22,629 subsequent to December 31, 2019 in conjunction with certain registered securities offerings. See note 16 to these audited consolidated financial statements. However, the Company expects to continue to incur additional losses for at least the next several years and over that period the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay part of its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

The Company’s management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least twelve months from the filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, of which these audited consolidated financial statements form a part.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s audited consolidated financial statements as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation. The significant accounting policies described below have been applied on a consistent basis for all years presented.

The financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss. The Company classifies its expenses on the statement of comprehensive loss based on the operating characteristics of such expenses.

b.	Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions, it also requires that management exercise its judgment in applying the Company’s accounting policies. The Company’s management believes that the estimates, judgments and assumptions used were reasonable based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

c.	Functional currency and translation to the reporting currency

The functional currency of the Company is the New Israeli Shekel (“NIS”), which is the local currency in which the Company operates.

The financial statements of the Company were translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.  Accordingly, assets and liabilities were translated from local currencies to U.S. dollars using year end exchange rates, equity items were translated at the exchange rates of the date of the equity transaction, and income and expense items were translated at average exchange rates during the year.

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is different than the U.S. dollar) are reported in other comprehensive income (loss).

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

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

The exchange rate for 1 U.S. $ was 3.456, 3.748 and 3.467 NIS as of December 31, 2019, 2018 and 2017, respectively. The increase (decrease) of the U.S. $ against the NIS for the years ended December 31, 2019, 2018 and 2017 was (7.8)%, 8.1% and (9.8)%, respectively.

d.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Restricted cash:

Amounts included in restricted cash are held in interest bearing saving accounts, represent cash amounts required to be set aside by a contractual agreement for the rental of the Company’s premises and for credit cards.

f.	Property and equipment

Property and equipment are stated at historical cost less depreciation. Assets are depreciated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Computers	33
Office furniture and equipment	7
Leasehold improvements	6
Laboratory equipment	15-33

g.	Impairment of non-financial assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2018, 2017, and 2016, no impairment losses were identified.

h.	Leases

In accordance with ASU No. 2016-02, Leases (Topic 842), right-of-use (“ROU”) assets represent our right to use the underlying leased assets over the lease term, and lease liabilities represent our obligation to make lease payments arising from the related leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease terms may include options to extend or terminate the lease when we believe it is reasonably certain that we will exercise such options. Operating lease ROU assets are reported in other assets, and operating lease liabilities are reported in accounts payable and accrued liabilities (current), and other long-term liabilities (non-current) in our condensed consolidated balance sheets.

Because most of the Company’s leases do not provide an implicit interest rate, the Company uses its estimated incremental borrowing rate to determine the present value of lease payments. Lease expenses for operating lease payments are recognized on a straight-line basis over the lease term, and the related ROU assets and liabilities are reduced to the present value of the remaining lease payments at the end of each period. Short-term leases (with a term of 12 months or less) are not recorded as ROU assets or liabilities in the consolidated balance sheets. The Company’s lease agreements include rental payments that adjust periodically for inflation and do not contain any material residual value guarantees or material restrictive covenants.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

i.	Stock-based compensation

The Company recognizes equity-based compensation expenses for awards of equity instruments to employees and non-employees based on the grant date fair value of those awards in accordance with FASB ASC Topic 718, Stock Compensation (“ASC 718”). ASC 718 requires all equity-based compensation awards to employees and non-employee directors, including grants of restricted shares and stock options, to be recognized as expense in the consolidated statements of operations based on their grant date fair values. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The option pricing model requires a number of assumptions. Until the closing of the Merger, was no market for the Ordinary Shares, consequently the Company utilized third-party valuations to estimate the fair value of its Ordinary Shares. For the estimation of the expected volatility of the Company’s share price, the Company used the historical volatility of comparable companies in the industry with characteristics similar to the Company, including stage of product development and focus on the life science industry. The expected term of options granted represents the period of time that options granted are expected to be outstanding, the company uses management’s estimates for the expected term of options due to insufficient readily available historical exercise data. The risk-free interest rate is based on the yield rates of U.S. Government Treasury Bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company accounted for stock options issued to non-employees in accordance with ASC Topic 505-50 “Equity-Based Payment to Non-Employees”. Effective January 1, 2019, the Company adopted changes issued by the FASB related to Stock Compensation. In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting. This ASU simplifies aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation.

j.	Employees benefits

The Company is required by Israeli law to make severance payments to Israeli employees upon their dismissal or termination of employment in certain other circumstances. The Company operates a number of post-employment defined contribution plans. A defined contribution plan is a program that benefits an employee after termination of employment, under which the Company regularly makes fixed payments to a fund administered by a separate and independent entity so that the Company has no legal or constructive obligation to pay additional contributions if such fund does not contain sufficient assets to pay all employees the benefits to which they may be entitled relating to employee service in the current and prior periods. The fund assets are not included in the Company’s consolidated balance sheets. The Company operates pension and severance compensation plans subject to Section 14 of the Israeli Severance Pay Law. The plans are funded through payments to insurance companies or pension funds administered by trustees. In accordance with its terms, the plans meet the definition of a defined contribution plan.

Short term employee benefits - Labor laws in Israel entitle every employee to vacation days, paid sick leave and recreation pay, computed annually. The Company recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

k.	Revenue Recognition

The Company has not yet generated any revenue from product sales or otherwise.

l.	Research and development expenses

Research and development expenses are charged to the statement of operations and comprehensive loss as incurred and consist of salaries, stock-based compensation, benefits and other personnel-related costs, fees paid to consultants, clinical trials, patent costs and facilities and overhead costs. As of December 31, 2019, the Company had not yet capitalized development expenses.

m.	Patents

The Company expenses all costs associated with patents for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company is applying for a number of patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company recorded a charge to operations of approximately $120, $242 and $219 for the years ended December 31, 2019, 2018 and 2017, respectively, related to patent costs.

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

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

As the Company is currently engaged primarily in development activities and is not expected to generate taxable income in the foreseeable future, the Company provides a valuation allowance, to reduce deferred tax assets to their estimated realizable value.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2019 and 2018, the Company recorded a liability of $635 and $222, respectively, for uncertain tax positions. The Company does not expect that the amounts of uncertain tax positions will change significantly within the next year.

o.	Loss per share

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Share.”

All outstanding preferred stock, options and warrants for the years ended December 31, 2019, 2018 and 2017 have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all years presented. For the years ended December 31, 2019, 2018 and 2017, the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share was 3,247,127, 8,638,789 and 4,926,621, respectively. The following data show the amounts used in computing income (loss) per share and the effect on income (loss):

	Year ended December 31,
Basic and diluted (loss) per share:	2019	2018	2017
(Loss) income from continuing operations	$(9,384)	$(4,242)	$(2,503)
Interest of 6% to Cumulative Preferred Stock	(198)	(659)	(717)
	$(9,582)	$(4,901)	$(3,220)

Number of common shares at the beginning of the year	3,509,405	3,509,344	3,390,733
Issuance of shares for cash	518,295	-	-
Issuance of shares in connection with the merger	322,617	-	-
Stock options exercised	80,073	2	-
Warrants exercised	15,609	-	-
Conversion of Preferred Shares	4,203,487	-	-
Conversion of convertible notes		-	35,192
Number of shares used in per share computation	8,649,486	3,509,346	3,425,925

Basic and diluted net income (loss) per share	$(1.11)	$(1.40)	$(0.94)

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and restricted cash.

Cash and cash equivalents and restricted cash are invested in major banks in Israel. Such deposits in Israel are not insured. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

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

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

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

Level 3 - inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data). The Company’s warrants exercisable for ordinary shares were classified as level 3 in the fair value hierarchy and measured at fair value on a recurring basis. All such warrants were exercised for ordinary shares in 2019.

r.	Comprehensive income (loss)

Comprehensive loss is the change in shareholders’ equity from transactions and other events and circumstances other than those resulting from investments by shareholders and distributions to shareholders.

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

s.	Reclassification

Certain amounts in the prior periods financial statements have been reclassified to conform to the presentation of the current period financial statements. These reclassifications had no effect on the previously reported net loss.

t.	Recently Issued Accounting Standards

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, “Fair Value Measurement (Topic 820), - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this ASU on January 1, 2020. The adoption of this ASU did not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures, the adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

u.	Recently Adopted Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (ASU 2014-09) as modified by ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,” and ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.” The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, new and enhanced disclosures will be required. Companies may adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. The Company adopted the new standard effective January 1, 2018. The adoption of this ASU did not have a material impact on its consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 requires equity investments to be measured at fair value with changes in fair value recognized in net income; simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial assets on the balance sheet or the accompanying notes to the financial statements; and clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. ASU No. 2016-01 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted the provisions of ASU 2016-01 on January 1, 2018. The adoption of this update did not impact the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted upon issuance. The Company adopted this standard on January 1, 2019. See Note 8 to these audited consolidated financial statements.

In May 2017, the Financial Accounting Standards Board (the FASB) issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, (ASU 2017-09). ASU 2017-09 provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company adopted ASU 2017-09 on January 1, 2018.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception, (ASU 2017-11). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company adopted ASU 2017-11 on January 1, 2019, and the adoption did not have an impact on the Company’s consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 simplifies several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation-Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Company adopted ASU 2018-07 on January 1, 2019.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31,
	2019	2018

Cash held in banks	$937	$1,029
Bank deposits in U.S.$ (annual average interest rates 1.80% and 1.81%)	3,011	8,707
Total cash and cash equivalents	3,948	9,736
Cash held with respect to CVR Agreement	1,500	-
Long-term restricted bank deposits	76	56
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$5,524	$9,792

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:
	December 31,
	2019	2018

Cost:
Laboratory equipment	$782	$797
Computers	94	86
Office furniture & equipment	36	58
Leasehold improvements	152	228
Total cost	1,064	1,169
Accumulated depreciation:
Laboratory equipment	340	331
Computers	51	62
Office furniture & equipment	1	13
Leasehold improvements	24	78
Total accumulated depreciation	416	484
Depreciated cost	$648	$685

For the years ended December 31, 2019, 2018 and 2017, depreciation expenses were $210, $121 and $83, respectively.

NOTE 5 – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2019	2018

Vacation, convalescence and bonus accruals	$318	$211
Employees and payroll related	261	158
Short term operating lease liabilities	123	-
Accrued expenses and other	1,195	575
	$1,897	$944

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6 – WARRANTS

On September 15, 2017, the Company issued 48,232 warrants in settlement of a finder’s fee, which warrants were exercisable on a cashless basis for a period of seven years. All 48,232 warrants were exercised for 20,348 ordinary shares upon consummation of the Merger.

In accordance with ASC 815: “Derivatives and Hedging”, one of the characteristics of a derivative is that its terms require or permit net settlement. Accordingly, all warrants were classified as a non-current liability measured at fair value.

	Year ended December 31,
	2019	2018
Balance at January 1	$192	$344
Exchange differences arising from translation to presentation currency	6	(20)
Changes in values of warrants exercisable into shares liability	51	(132)
Fair value of warrants at exercise date	(249)	-
Balance at December 31	$-	$192

The fair value of warrants prior to the Merger was valued by using the OPM pricing model. Fair value as of December 31, 2018 was estimated using the following assumptions for the warrants’ call option:

Dividend yield	-
Expected yearly volatility	75.8%
Annual risk-free interest	2.74%
Expected life	1 month

NOTE 7 – REVERSE MERGER WITH BIOBLAST PHARMA LTD.

As described in Note 1, the Merger completed between Enlivex R&D and Bioblast Pharma Ltd. (the “Parent”) was accounted for as an issuance of shares by Enlivex R&D for the net assets of the Parent, accompanied by a recapitalization. Enlivex R&D was considered the acquirer for accounting and financial reporting purposes and acquired the assets and assumed the liabilities of the Parent, and Enlivex R&D gained control of the combined company after the merger. The annual consolidated financial statements of the Company reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former shareholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The annual consolidated financial statements include the accounts of the Company and its subsidiary since the effective date of the Merger and the accounts of Enlivex R&D since inception.

The estimated fair value of the total considerations was $5,152 based on the shares of the Parent outstanding on the Merger date as adjusted per the merger agreement of 420,554 multiplied by the Company’s share price of $12.25 on the date of the Merger. The excess of the fair value of the consideration paid over the fair value of the net assets acquired as detailed below was $4,508.

The following summarizes the estimated fair value of the assets and liabilities acquired at the date of the merger:

Cash and cash equivalents	$44
Prepaid expenses and other receivables	632
Cash held with respect to CVR Agreement	1,500
Receivables for the sale of Trehalose	2,000
Trade payables	(10)
Due to CVR Holders	(3,500)
Other current liabilities	(22)
$644

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8 – LEASES

The Company elected the transition provision provided by ASU no. 2018-11, Leases (Topic 842) that allows entities to continue to apply the legacy guidance in Topic 840, Leases, including its disclosure requirements, for the comparative periods presented in the year of adoption. Accordingly, the Topic 842 disclosures below are presented only as of and for the year ended December 31, 2019 and not for any prior period.

The Company is a party to operating leases for its corporate offices, laboratory space and vehicles. The Company’s operating leases have remaining lease terms of up to 3.66 years, some of which include options to extend the leases for up to five years. On January 1, 2019, the Company recognized $399 of ROU assets and of lease liabilities on the consolidated balance sheet for operating leases.

December 31,
2019

The components of lease expense were as follows:
Operating leases expenses	$192

Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$188
Non-cash activity: Right of use assets obtained in exchange for new operating lease liabilities	$141
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$501
Accumulated amortization	91
Operating lease Right-of-Use assets, net	$410
Accounts payable and accrued liabilities	$123
Other long-term liabilities	298
Total operating lease liabilities	$421
Weighted average remaining lease term in years	3.33
Weighted average annual discount rate	10.7%

Maturities of operating lease liabilities as of December 31, 2019, were as follows:
2020	$172
2021	157
2022	126
2023	70
Total undiscounted lease liability	525
Less: Imputed interest	(104)
Present value of lease liabilities	$421

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

a)	Obligation to pay royalties to the State of Israel

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

The aggregate contingent obligation payable by the Company as of December 31, 2019 was approximately $5,197 which represents the gross amount of grants actually received by the Company from the Israel Innovation Authority, including accrued interest as of December 31, 2019.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

In January 2019, the Company submitted a new grant application to the Israel Innovation Authority for funding of its clinical development program of prevention of cytokine storms and organ dysfunction associated with sepsis. On April 16, 2019, the Company’s application for grants at 50% participation of a NIS 7,668 ($2,219) plan to be executed in Israel was approved by the Israel Innovation Authority. The plan was approved for a period commencing January 1, 2019 and ending December 31, 2019.

As of December 31, 2019, the Company had not paid any royalties to the Israel Innovation Authority.

b)	On September 7, 2018 the Company entered into an agreement with its Executive Chairman. According to the agreement, the Company committed to grant the Executive Chairman a minimum performance bonus of 50% of the Chairman’s base director’s fee retainer for the first two fiscal years after a Public Event. Upon termination of the Chairman’s board service, under certain conditions defined in the agreement, the Executive Chairman will be entitled to receive an amount of up to three times his then annual base retainer plus the value of accrued benefits. As of December 31, 2019, no termination liability was accrued or paid.

NOTE 10 – EQUITY

a)	Shares of Common Stock confer upon their holders the right to participate and vote in general shareholders’ meetings, to share in the distribution of dividends if declared by the Company and the right to receive assets of the Company upon its liquidation.

Shares of Preferred Stock conferred on their holders all rights accruing to holders of Common Stock, and, in addition, contained certain conversion and preference rights. Preferred A, Preferred B and Preferred C Stock also conferred upon their holders the right to receive an annual dividend amount equal to the original issue price of each Preferred Stock plus a cumulative preference of 6% of the original issue price per annum compounded annually until the lapse of two years from their issuance date.

Accumulated unpaid dividends to series A, series B and series C Convertible Preferred Stock holders as of the date of the Merger were $2,071.

b)	As described in footnotes 1 and 7, on March 26, 2019, the Company completed the Merger with Bioblast Pharma Ltd. In connection with the Merger, all outstanding shares of Enlivex R&D were exchanged for Ordinary Shares at a rate of 0.0484 Ordinary Shares for each share of Enlivex R&D common stock.

Also prior to and in connection with the Merger, the Company effected a 1-for-8 reverse stock split and changed the total number of shares of all classes authorized to be issued to 45,000,000 with a par value of NIS 0.40 per share. All historical information presented herein has been retroactively restated to reflect the effect of the Merger exchange ratio and reverse stock split in accordance with Accounting Standards Codification Topic 260, “Earnings Per Share”.

c)	Upon consummation of the Merger, all outstanding Preferred Stock (4,958,705 shares) with $2,070 accrued and unpaid dividends thereon were converted into 5,479,547 Ordinary Shares, and all outstanding warrants were converted into 20,348 Ordinary Shares.

d)	The Company incurred direct Merger-related costs totaling $655, which were recorded as a reduction to additional paid in capital.

e)	In connection with the Merger, the Company entered into substantially identical securities purchase agreements with certain private investors, pursuant to which the investors purchased an aggregate of 682,631 Ordinary Shares for a purchase price of $12.25 per share, totaling $8,362.

f)	On September 12, 2018 the Company issued 520,263 shares of Series C Preferred Stock for cash consideration of $5,300. During December 2018, the Company issued additional 4,908 shares of Series C Preferred Stock for cash consideration of $50. Issuance costs in relation to the financing round in the amount of $156 were allocated to additional paid in capital. All such shares of Preferred Stock were exchanged for Ordinary Shares upon consummation of the Merger.

g)	On March 22, 2016, Bioblast Pharma Ltd. issued 27,016 warrants exercisable at any time following September 22, 2016 and through their expiration date on September 22, 2021, for an exercise price of $180 per Ordinary Share.

The warrants are classified as a component of shareholders’ equity because they are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise. In addition, the warrants require physical settlement and do not provide any guarantee of value or return.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11 – SHARE-BASED COMPENSATION

a)	Stock option plan – general

Prior to the merger, Bioblast Pharma Ltd. adopted the 2013 Incentive Option Plan (the “2013 Plan”), which provided for the grant of incentive Ordinary Share options and nonqualified Ordinary Share options to employees, directors, and non-employees of the Company. As of December 31, 2019, there was a total of 15,500 options to purchase Ordinary Shares outstanding under the 2013 Plan. All outstanding options under the 2013 Plan were fully vested upon the closing of the Merger. The number of shares subject to and the exercise prices applicable to these outstanding options were adjusted in connection with the one-for-eight reverse stock-split. In June 2019, the 2013 Plan was assumed by the Company’s Global Share Incentive Plan (2019) the “2019 Equity Incentive Plan”), and the Company intends for the 2019 Equity Incentive Plan to be its primary stock compensation plan for future awards.

Prior to the Merger, Enlivex R&D granted Options under the 2007 Incentive Compensation Plan (the “2007 Equity Incentive Plan”) and the Global Share Incentive Plan (2014) (the “2014 Equity Incentive Plan”).

In June 2019, the Company adopted the 2019 Equity Incentive Plan, under which all Ordinary Shares that remained available for future grant under all existing plans were reserved for issuance with respect to awards that may be granted under the 2019 Equity Incentive Plan.

As of December 31, 2019, 2,350,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan, of which 490,749 shares were available for future grant.

Equity Incentive Plans and agreements generally expire after ten years from the date of grant. Upon termination of the optionee’s employment or other relationship with the Company, options cease vesting, vested options forfeit. Ordinary shares underlying options that are canceled or not exercised within the option term become available for future grant.

b)	Employees’ and directors stock options

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions during the periods indicated:

	Year ended December 31,
	2019	2018	2017
Weighted Average Risk-free interest rate	1.67%	2.88%	2.25%
Dividend yield	-	-	-
Weighted Average Volatility factor	73.71%	74.91%	73.31%
Weighted Average Expected life of the options	5	6	6

The following table contains additional information concerning options granted to employees and directors under the existing stock-option plans:

	For the year ended December 31,
	2019		2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	1,083,022	$4.79	974,271	$4.54	453,972	$2.69
Granted	158,021	$8.72	271,355	$5.78	590,839	$5.78
Forfeited and expired	(128,256)	$5.24	(162,543)	$4.96	(70,540)	$2.69
Exercised	(2,360)	$3.77	(61)	$2.69	-	$-
Pre-merger Bioblast options	15,500	$90.17	-	$-	-	$-
Outstanding at end of the year	1,125,927	$6.47	1,083,022	$4.79	974,271	$4.54
Exercisable at end of the year	700,032	$3.92	457,661	$3.72	243,313	$2.69

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

b)	Employees’ and directors stock options (cont.)

Following is a summary of changes in nonvested shares granted to employees and directors:

	For the year ended December 31,
	2019		2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	625,361	$5.58	730,958	$5.37	310,058	$2.69
Granted	158,021	$8.72	271,355	$5.78	590,839	$5.78
Vested during the year	(229,231)	$5.01	(217,733)	$4.75	(102,724)	$2.69
Forfeited during the year	(128,256)	$5.24	(159,219)	$5.16	(67,215)	$2.69
Balance at end of the year	425,895	$7.21	625,361	$5.58	730,958	$5.37

The weighted-average fair value at grant date of options granted 2019, 2018 and 2017 were $5.29, $5.78 and $0.207.

The total unrecognized estimated compensation cost related to non-vested employees’ and directors’ stock options granted until December 31, 2019 was $934, which is expected to be recognized over a weighted average period of 1.95 years.

c)	Consultants’ stock options

The estimated fair value of stock option awards was determined using the Black-Scholes option valuation model with the following weighted-average assumptions during the periods indicated:

	Year ended December 31,
	2019	2018	2017

Weighted Average Risk-free interest rate	-	2.55%	2.25%
Dividend yield	-	-	-
Weighted Average Volatility factor	-	75.23%	73.31%
Weighted Average Expected life of the options	-	6	6

The following table contains additional information concerning options granted to consultants under the existing stock-option plans:

	For the year ended December 31,
	2019		2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	718,396	$3.63	684,507	$3.51	398,938	$2.69
Granted	-	$-	33,889	$6.40	285,569	$4.54
Forfeited and expired	-	$-	-	$-	-	$-
Exercised	(219,281)	$2.69	-	$-	-	$-
Outstanding at end of the year	499,115	$4.04	718,396	$3.63	684,507	$3.51
Exercisable at end of the year	398,659	$3.35	568,921	$2.89	529,586	$2.69

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

c)	Consultants’ stock options (cont.)

Following is a summary of changes in nonvested shares granted to consultants:

	For the year ended December 31,
	2019		2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	149,475	$6.19	154,921	$6.20	-	$-
Granted	-	$-	33,889	$6.40	285,569	$4.54
Vested during the year	(49,019)	$6.17	(39,335)	$6.20	(130,648)	$2.69
Forfeited during the year	-	$-	-	$-	-	$-
Balance at end of the year	100,456	$6.27	149,475	$6.19	154,921	$6.20

The total unrecognized estimated compensation cost related to non-vested consultants’ stock options granted until December 31, 2019 was $315, which is expected to be recognized over a weighted average period of 1.94 years.

d)	Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for all options outstanding at December 31, 2019:

Exercise Price	Number of Options Outstanding	Average Remaining Contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
$2.69	723,922	5.27	$4,130	719,695
$6.22	714,201	8.04	$1,547	359,135
$8.19	150,000	9.57	$30	-
$10.12	13,398	8.93	$-	4,091
$12.21	2,421	9.25	$-	-
$21.4	5,600	9.57	$-	-
$90.16	15,500	1.69	$-	15,500
	1,625,042		$5,707	1,098,691

The total intrinsic value of options exercised during 2019 was $1,262.

e)	The following table summarizes share-based compensation expenses related to grants under the Equity Incentive Plan included in the statements of operations:

	Year ended December 31,
	2019	2018	2017
Research & development	$607	$862	$123
General & administrative	203	147	(2)
Total	$810	$1,009	$121

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12 – TAXES ON INCOME

a.	The Israeli corporate tax rate was 24% in 2017. As of January 1, 2018, and onwards, the corporate tax rate was reduced to 23%.

b.	The Company has not been assessed for tax purposes since its incorporation. Tax assessments through the year ended December 31, 2013 are deemed to be final.

c.

The Parent and its subsidiaries are taxed separately. As of the date of the Merger, the Parent had loss carry-forwards amounting to approximately $42,426 deductible only against sale of assets and/or activities held by the Parent prior to the merger.

As of December 31, 2019, the Parent and Enlivex R&D had loss carry-forwards amounting to approximately $282 and $20,343, respectively, deductible from future taxable income. These loss carry-forwards have no expiration date.

d.	The components of the provision for income taxes are as follows:

Year ended December 31,
	2019	2018	2017
Current tax	$-	$-	$-
Deferred tax	-	-	-
Provision for income taxes, net	$-	$-	$-

e.	Reconciliation of the theoretical tax expenses:

	Year ended December 31,
	2019	2018	2017
Loss before taxes	$9,384	$4,242	$2,503
Statutory tax rate	23%	23%	24%
Tax benefit	2,158	976	601
Permanent differences	(322)	(237)	(30)
Valuation allowance	(1,836)	(739)	(535)
Differences in tax rate	-	-	(36)
Tax expenses	$-	$-	$-

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

As of December 31, 2019, the Company had provided a full valuation allowance in respect of deferred tax assets. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized for the foreseeable future.

Components of the Company’s deferred tax liabilities and assets are as follows:

	Year ended December 31,
	2019		2018		2017
Tax assets in respect of:	$		$		$
Accrued employees’ and directors’ compensation		136		31		18
Research and development expenses		738		609		379
Net loss carry forward		4,744		2,743		2,242
Total deferred tax assets		5,595		3,383		2,639
Less - valuation allowance		(5,595)		(3,383)		(2,639)
Deferred tax assets		$-		$-		$-

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Related parties’ balances:

	December 31,
	2019	2018

Key management personnel and directors	$367	$13

b)	Related parties’ transactions

On May 12, 2019, the Company entered into a research agreement with its Chief Scientific & Medical Officer under which the executive officer undertook to perform a patients’ study according to the terms defined in the agreement. The agreement will terminate upon the completion of the study according to the study protocol and the submission of all reports and other documentation, or if earlier, upon termination by any of the parties pursuant to the terms of the agreement. In the event of early termination for any reason, the Company shall pay the executive officer the following payments: (i) the agreed remuneration for work performed in accordance with the agreement until the date of termination; and (ii) in the event that the termination is not due to a breach of the agreement by the executive officer, the Company shall reimburse the executive officer for all documented expenses arising from non-cancellable commitments incurred prior to such termination, and (iii), the balance between the aggregate amount of the remuneration and the advance (as defined below) actually paid to the executive officer, and the amount of $816, in consideration for any expenses incurred by executive officer in preparation for the study. In consideration for the executive officer’s fulfilment of his obligations, the Company has agreed to pay a fixed price for each of the activities performed as defined in the agreement. Upon entering the agreement, the Company paid the executive officer a non-refundable advance in the amount of $125. Total Research and development expenses related to this agreement and included in the Company’s consolidated statement of operations for the year ended December 31, 2019 were $251.

NOTE 14 – FAIR VALUE MEASUREMENT

The Company’s financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2019, 2018 and 2017:

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,948	$3,948	$-	$-
Short term deposits	8,060	8,060	-	-
Cash held with respect to CVR Agreement	1,500	1,500	-	-
Restricted cash	76	76	-	-
Total financial assets	$13,584	$13,584	$-	$-

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$9,736	$9,736	$-	$-
Short term deposits	40	40	-	-
Restricted cash	56	56	-	-
Total financial assets	$9,832	$9,832	$-	$-

Warrants	$192	$-	$-	$192
Total financial liabilities	$192	$-	$-	$192

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$9,005	$9,005	$-	$-
Restricted cash	27	27	-	-
Total financial assets	$9,032	$9,032	$-	$-

Warrants	$344	$-	$-	$344
Total financial liabilities	$344	$-	$-	$344

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Research and development expenses – net

	Year ended December 31,
	2019	2018	2017
Payroll and related expenses	$2,259	$1,317	$593
Research and development services	2,682	874	298
Materials	454	363	195
Patent-related expenses	120	242	219
Share Based Compensation	607	862	123
Depreciation	198	121	83
Other	486	476	180
	6,806	4,255	1,691
Israel Innovation Authority participation in research and development costs and royalties payable	(1,082)	-	-
	$5,724	$4,255	$1,691

b.	General and administrative expenses

	Year ended December 31,
	2019	2018	2017
Payroll expenses and management fees	$569	$343	$189
Compensation to directors	526	182	176
Professional fees	725	208	70
Office maintenance and office expenses	145	96	16
Insurance	243	11	7
Share Based Compensation	203	147	(2)
Other	484	57	24
	$2,895	$1,044	$480

c.	Financial income

	Year ended December 31,
	2019	2018	2017
Interest income	$238	$138	$37
Exchange differences, net	-	790	-
Net change in fair value warrants	-	132	-
	$238	$1,060	$37

d.	Financial expenses

	Year ended December 31,
	2019	2018	2017
Issuance expenses related to warrants	$-	$-	$19
Exchange differences, net	945	-	350
Net change in fair value warrants	51	-	-
Bank commissions	7	3	1
	$1,003	$3	$370

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following events necessitated disclosure:

On February 24, 2020 the Company entered into a securities purchase agreement with certain institutional investors in connection with the issuance and sale in a registered direct offering of 1,000,000 Ordinary Shares at a purchase price of $8.00 per share. In settlement of issuance costs to the placement agent, in addition to a cash fee equal to 7% of the gross proceeds and management fee of 1% of the gross proceeds and $113 for fees and expenses, the Company issued on February 26, 2020 warrants to purchase up to 70,000 Ordinary Shares at an exercise price of $10 per Ordinary Share. These warrants became exercisable immediately upon issuance and have a term of five years.

On March 1, 2020, the Company entered into a securities purchase agreement with certain institutional investors in connection with the issuance and sale in a registered direct offering of 2,093,750 Ordinary Shares, and warrants to purchase up to 2,093,750 Ordinary Shares, at a combined purchase price of $8 per share, together with the related warrant to purchase one Ordinary Share. The warrants became exercisable immediately upon issuance at a price of $9 per share and have a term of two years from the issuance date. In settlement of issuance costs to the placement agent, in addition to a cash fee equal to 7% and management fee of 1% of the gross proceeds and $113 for fees and expenses, the Company registered and issued warrants to purchase up to 146,563 Ordinary Shares, which became exercisable immediately upon issuance at a price of $10 per share and have a term of two years from the issuance date.

F-24