Form 20-F
period 2020-12-31
Enlivex Therapeutics Ltd.
filed 2021-04-30
CIK 1596812

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

14,587,934 Ordinary Shares, par value NIS 0.40 per share as of December 31, 2020

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

Yes ☒     No ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b))by the registered public accounting firm that prepared or issued its audit report.

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

Yes ☐     No ☒

i

INTRODUCTION

Overview of Corporate Structure

On March 26, 2019 (the “Closing Date”), Bioblast Pharma Ltd., a company organized under the laws of the State of Israel (“Bioblast”), and Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (n/k/a Enlivex Therapeutics R&D Ltd., “Enlivex R&D”), consummated a merger transaction whereby Enlivex R&D merged with a wholly owned subsidiary of Bioblast, with Enlivex R&D as the surviving entity in the merger (the “Merger”). As a result of the Merger, Enlivex R&D became a wholly owned subsidiary of Bioblast. In connection with the consummation of the Merger, on the Closing Date, Bioblast amended its Articles of Association (the “Amended and Restated Articles of Association”), in order to change its name from “Bioblast Pharma Ltd.” to “Enlivex Therapeutics Ltd.” and to change its registered capital to NIS 18,000,000 divided into 45,000,000 ordinary shares with a nominal value of NIS 0.40 each. In this Annual Report on Form 20-F, when we refer to the registrant as a combination of Bioblast and Enlivex R&D after giving effect to the Merger, we use the terms “Enlivex,” the “Company,” “we,” “us,” and “ours”.

Business Description of Enlivex

The Company is a clinical stage immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the certain diseases, which include solid tumors, sepsis, COVID-19, and others.

Macrophages are tissue-resident or infiltrating immune cells critical for innate immunity, normal tissue development, and repair of damaged tissue. Macrophages’ function is a result of their original designation, their local micro-environment, and the type of metabolites, substances or pathogens to which they are exposed. Reprogrammed out of their homeostatic state, macrophages contribute to the pathophysiology of multiple diseases, including cancer, sepsis, the novel strain of coronavirus (“COVID-19”) and various inflammatory disorders.

We believe that the Company’s primary innovative immunotherapy candidate, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from a binary classification of M1 (pro-inflammatory macrophages) or M2 (anti-inflammatory macrophages) status, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on three main clinical verticals: sepsis; COVID-19; and solid tumors (the “Indications”). The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across all three Indications, and thus effective reprogramming of these negative-reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution to these Indications, some of which are considered “unmet medical needs”. All planned and expected timelines for execution of the clinical trials in the Indications are subject to certain risks and uncertainties. For further discussion of risks and uncertainties related to our clinical trial in the Indications please see “Risk Factors” below.

In the sepsis clinical vertical, in light of the encouraging results of the Phase Ib clinical trial of AllocetraTM in patients with severe sepsis, the Company initiated in the first quarter of 2021 a randomized, controlled Phase IIb clinical trial, which is expected to recruit up to 160 patients. The Company expects to obtain interim results from this Phase IIb during 2021 or early 2022, and top-line results later in 2022.

In the COVID-19 clinical vertical, following the positive results of the Phase Ib and Phase II clinical trials of AllocetraTM in severe and critical COVID-19 patients, the Company consequently plans to initiate during 2021, subject to regulatory approval, a randomized, controlled Phase IIb or III of AllocetraTM in severe and critical COVID-19 patients hospitalized in medical centers in Israel and certain European countries. The final decision to initiate either a Phase IIb or a Phase III is subject to regulatory feedback. The Company plans to recruit up to 150 patients for the Phase IIb or Phase III, with the option to expand the study to recruit additional patients. The Company expects to obtain interim results from this study during 2021 or early 2022, and top-line results later in 2022.

In the solid tumor clinical vertical, as a result of the promising preclinical results of AllocetraTM in various solid tumor models, the Company plans to initiate a series of Phase Ib clinical trials of AllocetraTM in combination with approved solid tumor therapies, in patient populations whose responses to previous treatments were not optimal. The Company expects to initiate the first such clinical trial during 2021.

As a result of the Company’s decision to focus its clinical development on the Indications, the planned continuation of additional clinical trials of Allocetra™ from matched-donor cells for the prevention graft versus host disease (“GvHD”) in allogeneic hematopoietic stem cell transplants (“HSCT”) patients has currently been postponed for the foreseeable future.

For more information on Allocetra™ and a description of the Indications, see “Information on the Company — Business overview.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to:

●	our expectations regarding the timing of clinical trials with respect to Allocetra™;

●	the continued listing of our ordinary shares on Nasdaq;

●	our expectations regarding the progress of our clinical trials, including the duration, cost and whether such trials will be conducted at all;

●	our intention to successfully complete clinical trials in order to be in a position to submit applications for accelerated regulatory paths in the EU and the United States;

●	the possibility that we will apply in the future for regulatory approval for our current and any future product candidates we may develop, and the costs and timing of such regulatory approvals;

●	the likelihood of regulatory approvals for any product candidate we may develop;

●	the timing, cost or other aspects of the commercial launch of any product candidate we may develop, including the possibility that we will build a commercial infrastructure to support commercialization of our current and any future product candidates we may develop;

●	future sales of our product candidates or any other future products or product candidates;

●	our ability to achieve favorable pricing for our product candidates;

●	the potential for our product candidates to receive orphan drug designations;

●	that any product candidate we develop potentially offers effective solutions for various diseases;

●	whether we will develop any future product candidates internally or through strategic partnerships;

●	our expectations regarding the manufacturing and supply of any product candidate for use in our clinical trials, and the commercial supply of those product candidates;

●	third-party payer reimbursement for our current or any future product candidates;

●	our estimates regarding anticipated expenses, capital requirements and our needs for substantial additional financing;

●	patient market sizes and market adoption of our current or any future product candidates by physicians and patients;

●	completion and receiving favorable results of clinical trials for our product candidates;

●	protection of our intellectual property, including issuance of patents to us by the United States Patent and Trademark Office (the “USPTO”), and other governmental patent agencies;

●	our intention to pursue marketing and orphan drug exclusivity periods that are available to us under regulatory provisions in certain countries;

●	the development and approval of the use of our current or any future product candidates for the Indications;

●	our expectations regarding commercial and pre-commercial activities;

●	our expectations regarding licensing, acquisitions, and strategic operations; and

●	our liquidity.

In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “hope,” “targets,” “potential,” “goal” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those suggested in such forward-looking statements. These statements are current only as of the date of this Annual Report on Form 20-F and are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from those suggested in the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this Annual Report on Form 20-F would not be interpreted differently in light of additional research, clinical and preclinical trials results. The forward-looking statements contained in this Annual Report on Form 20-F are subject to risks and uncertainties, including those discussed under Item 3.D. - “Risk Factors” and in our other filings with the Securities and Exchange Commission (the “SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we do not intend to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 20-F.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D. “Risk Factors”. These risks include, but are not limited to the following:

●	We are a clinical-stage cell immunotherapy company with a history of operating losses; we expect to incur additional losses in the future and may never be profitable;

●	We have not generated any revenue from Allocetra™ or any other product candidate, and we may never be profitable;

●	We will need substantial additional capital in the future; if additional capital is not available, we will have to delay, reduce or cease operations;

●	We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of our product candidates; if we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize any of our product candidates;

●	We have focused substantially all of our efforts and resources on Allocetra™, and we may not obtain regulatory approval of Allocetra™;

●	None of our product candidates may achieve commercial success in a timely and cost-effective manner, or ever;

●	Results from our clinical trials may be negative or may not replicate the results of our preclinical trials or earlier clinical trials, which could require that we abandon development of Allocetra™, our other product candidates or any future product candidates, which will significantly impair our ability to generate revenues;

●	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons;

●	We cannot be certain that the results of our potential clinical trials, even if all endpoints are met, will support regulatory approval in any territory, of any of our product candidates for any indication;

●	Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations;

●	If we or our CMOs fail to comply with manufacturing regulations, our financial results and financial condition could be adversely affected;

●	Our product candidates may produce undesirable side effects that we may not detect in our clinical trials, which could prevent us from achieving or maintaining market acceptance of any such product candidate and could substantially increase commercialization costs or even force us to cease operations;

●	Even if Allocetra™ or any other product candidate that we are developing or may develop receives marketing approval in any territory, we will continue to face extensive regulatory requirements, and any such product may still face future development and regulatory difficulties;

●	We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products;

●	If product liability lawsuits are successfully brought against us, our insurance may be inadequate;

●	We manage our business through a small number of senior executive officers;

●	In January 2019 we completed the construction of a new facility in Israel to support the production of the Allocetra™ drug product for any clinical trial that will be conducted in the EU or Israel and may need to rely on third-party manufacturers and service providers to produce our products;

●	We intend to rely primarily on third parties to market and sell Allocetra™ and any other product candidate;

●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and any future product candidates;

●	We depend on third parties to conduct our clinical trials;

●	Our business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact our business;

●	Cyberattacks and other security breaches could compromise our proprietary and confidential information, which could harm our business and reputation;

●	The failure to obtain or maintain patents, licensing agreements and other intellectual property could impact our ability to compete effectively; and

●	We cannot predict the scope and extent of patent protection for our product candidates because the patent positions of pharmaceutical products are complex and uncertain.

v

PART ONE

ITEM 1.	Identity of directors, senior management and advisers

Not applicable.

ITEM 2.	Offer statistics and expected timetable

Not applicable.

ITEM 3.	Key information

3.A. Selected financial data

Not applicable.

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

We are a clinical-stage cell immunotherapy company with a limited operating history and no currently approved products. To date, we have focused almost exclusively on developing our related product candidates, Allocetra™ and Allocetra™ from matched-donor cells, which was developed to prevent or treat complications associated with bone marrow transplants, including GvHD, and/or HSCT. As a result of the Company’s decision to focus its clinical development on the Indications, the planned continuation of additional clinical trials of Allocetra™ for the prevention GvHD in allogeneic HSCT patients have currently been postponed indefinitely. We have funded our operations to date primarily through proceeds from private placements of ordinary shares and convertible debt. We have no saleable products and have not generated any revenue from product sales. We have incurred losses in each year since our inception in 2005. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2020 and 2019 was $11.8 million and $9.3 million, respectively. As of December 31, 2020, we had an accumulated deficit of approximately $37.5 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs.

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

Even if either Allocetra™, our leading product candidate, which is being developed for sepsis, COVID-19 and solid tumors, is approved for commercial sale for any indication, either product candidate may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without additional funding.

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

Based on our current operating plan, we anticipate our existing resources will be sufficient to enable us to maintain our currently planned operations, including our continued product development, through the fourth quarter of 2023. We will require significant additional funds to initiate and complete the FDA and the European Medicines Agency (“EMA”) approval process. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, including, without limitation, regulatory requests by the FDA or EMA, changes in our development strategy, delays in or an inability to execute our development plans, unsuccessful preclinical or clinical studies and losing our “Small and Medium Enterprise” status at the EMA, which entitles us to significant fee reductions. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital and operating expenditures associated with our anticipated clinical trials and general operations. We have no committed external sources of funds. Additional financing may not be available when we need it or on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned clinical trials or other development activities for our product candidates, which would materially and adversely affect our liquidity and results of operations.

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

We expect our long-term capital requirements to depend on many potential factors, including, among others:

●	the number of product candidates in development;

●	the duration and cost of discovery and preclinical development;

●	the regulatory path of product candidates, including our lead product candidate, Allocetra™, which has been developed for treating the Indications;

●	the results of preclinical and clinical testing, which can be unpredictable in product candidate development;

●	our ability to successfully commercialize our product candidates, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

●	the progress, success and costs of our clinical trials and research and development programs, including those associated with milestones and royalties;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our lead product candidate and addressing regulatory and other issues that may arise post-approval;

●	the breadth of the labeling, assuming that any of our product candidates are approved for commercialization by the relevant regulatory authority;

●	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidate targets;

●	the costs of enforcing our issued patents and defending intellectual property-related claims;

●	the costs of investigating patents that might block us from developing potential product candidates;

●	the costs of recruiting and retaining qualified personnel;

●	our revenue, if any; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

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

We devote substantially all of our efforts toward research and development activities. In the course of such activities, we have sustained operating losses and expect such losses to continue for the foreseeable future. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve one of our product candidates and we successfully commercialize (including out-licensing) such product candidate. Accordingly, our ability to continue operating will require us to obtain additional financing to fund our operations. According to our estimates, if we are not successful in obtaining additional capital resources, there is a substantial doubt that we will be able to continue our activities beyond the fourth quarter of 2023. The perception of our inability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

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

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs and pharmaceutical products, including biologics, are subject to extensive regulation by the FDA, the EMA and regulatory agencies in other countries. These regulations differ from jurisdiction to jurisdiction. We are not permitted to market Allocetra™, or any other product candidate, in the United States until we receive approval of a biologics license application (“BLA”) from the FDA, or in the European Union until we receive a marketing authorization application (“MAA”) from the EMA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. We have not received regulatory clearance to conduct the clinical trials that are necessary to file a BLA with the FDA or comparable applications to other regulatory authorities in other countries or received marketing approval for Allocetra™. The results of clinical trials may be unsatisfactory, even if we believe those clinical trials to be successful, the FDA, or other regulatory authorities, may not approve our BLA should we be in a position to file one.

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

We cannot be certain that the results of our potential clinical trials, even if all endpoints are met, will support regulatory approval of any of our product candidates for any indication.

The Company plans to initiate during 2021, subject to regulatory approval, a randomized, controlled Phase IIb or III of AllocetraTM in severe and critical COVID-19 patients hospitalized in medical centers in Israel and certain European countries. The final decision to initiate either a Phase IIb or a Phase III is subject to regulatory feedback. The Company plans to recruit up to 150 patients for the Phase IIb or Phase III, with the option to expand the study to recruit additional patients. In the case the study will be a Phase III, EMA, Israeli Ministry of Health (“IMOH”) and other regulatory agencies do not have any clear guidance on which endpoints of a Phase III clinical trial would be sufficient for approval of a drug for the treatment of any indication. Therefore, the development pathway for Allocetra™ for the treatment of COVID-19 patients or the other Indications, as well as our other product candidates is not completely clear. For example, even if the EMA approves a certain primary endpoint for a pivotal clinical trial, and the trial meets that primary endpoint, EMA may still deny approval of a conditional or permanent marketing application for various reasons. It is possible that even if the results of a potential Phase III clinical trial meet the primary endpoints for a particular product candidate, EMA may still require longer-term studies of that product candidate prior to granting marketing approval. In addition, clinical trial results acceptable to EMA and/or IMOH may not be acceptable to the FDA, and as such additional studies would be requested by the FDA prior to a potential approval of Allocetra™ for the treatment of COVID-19 in the U.S.

Obtaining approval of a BLA, MAA or other regulatory approval, even after clinical trials that are believed to be successful is an uncertain process.

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining approval of a BLA, or similar regulatory application, is an extensive, lengthy, expensive and uncertain process, and the EMA, IMOH, the FDA and other regulatory agencies may delay, limit or deny approval of our product candidates for many reasons, including:

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

For example, in the sepsis clinical vertical, before we can submit a marketing application, or similar regulatory application, to EMA, or other regulatory authorities, as applicable, we will first be required to conduct a Phase II clinical trial and then must conduct pivotal Phase III clinical trials. The Company recently announced, in light of the encouraging results of the Phase Ib clinical trial of AllocetraTM in patients with severe sepsis, the Company initiated in the first quarter of 2021 a randomized, controlled Phase IIb clinical trial, which is expected to recruit up to 160 patients. The Company expects to obtain interim results from this study during 2021 or early 2022, and top-line results during 2022. With respect to Allocetra™ for the treatment of severe and critical COVID-19 patients, before we can submit a marketing application, or similar regulatory application, to EMA, or other regulatory authorities, as applicable, we may first be required to conduct additional Phase II clinical trials and then must conduct pivotal Phase III clinical trials that will be substantially broader than our previously conducted Phase II trial. However, certain regulations in Europe may allow us to obtain conditional marketing authorization in Europe for some of our products for certain indications that are classified as unmet medical need and fall under certain guidelines. We will also need to obtain FDA clearance prior to commencing any trials in the United States. Phase III clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing, validation or drug product quality studies and submit those data before considering or reconsidering the marketing application, or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we likely would not receive approval for Allocetra™, or any of our other product candidates, and may be forced to cease operations.

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

The manufacture of Allocetra™ is a complex and delicate process of cell collection, separation, freezing, storing, incubation, harvesting, formulating and testing, each under aseptic conditions. First, cells are collected by separation from the blood donations at collection centers and medical centers. Donations for AllocetraTM are collected from healthy donors through apheresis. The cells sourced for AllocetraTM are then shipped to a manufacturing site for cryopreservation by trained personnel pursuant to current Good Manufacturing Practices (“cGMP”) requirements, FDA guidelines and our manufacturing protocol, as detailed in our Chemistry Manufacturing and Controls (“CMC”) protocols. Second, the cells are thawed, processed, prepared in an intravenous bag and tested according to our quality assurance and quality control assays and cGMP requirements. The final product is then shipped to the clinical site where it is infused into the patient within the predetermined expiration period. All shipping and handling are pursuant to carefully controlled conditions, including controlled temperatures, as required by applicable regulations. The manufacturing sites must be registered manufacturing facilities operating under cGMP requirements and all manufacturing activities, including cell collection, processing, testing, freezing, shipping, final product preparations, packaging and labeling, must be conducted by properly and adequately trained personnel in accordance with detailed protocols, batch records and our CMC and based on cGMP requirements and FDA, or other applicable regulatory, guidelines.

Allocetra™, and our other potential drug candidates, if any, may fail to meet our stringent specifications through a failure in one or more of these process steps. Such failure would prohibit us from releasing the drug at issue for human use until the failure is properly and sufficiently corrected and resolved. We may detect instances in which an unreleased product was produced, either internally (as is the case for small scale preclinical or early stage clinical production) or by a CMO (as would be the case for large scale production for which we would provide appropriate technology training and require EMA or FDA approval), without adherence to our manufacturing procedures or blood used in our production process was not collected, shipped, processed or stored in a compliant manner consistent with our current cGMP, or other regulations or regulatory requests, including those by the EMA. Such an event of non-compliance would likely result in our determination that the implicated product candidates should not be released and therefore should be destroyed. Even if handled properly, biologics may form or contain particulates or have other issues or problems after storage which may require destruction or recalls. The impact of such non-compliance or issues or problems would be exacerbated if our manufacturing efforts are scaled to conduct a Phase II or Phase III clinical trial in Europe, Israel or the United States, where there may be numerous collection sites and where shipments may be made to multiple locations with large numbers of patients across a large geographical area. There can be no assurance that we can scale such a manufacturing process, including in Europe, Israel and the United States, in a cost-effective or efficient manner, or in a manner that will meet all regulatory requirements, including EMA, IMOH or FDA requirements, if at all.

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

Before a marketing application is approved, or before we begin the commercial manufacture of any of our products, CMOs and other outsourced manufacturing service providers we may engage must obtain regulatory approval of their manufacturing facilities, processes and quality systems. In addition, pharmaceutical manufacturing facilities are continuously subject to inspection by EMA and foreign regulatory authorities before and after product approval. Due to the complexity of the processes used to manufacture pharmaceutical products and product candidates, any potential third-party manufacturer may be unable to continue to pass or initially pass federal, state or international regulatory inspections in a cost-effective manner.

The EMA and foreign regulators require manufacturers to register manufacturing facilities. The EMA and foreign regulators also inspect these facilities to confirm compliance with requirements that the EMA or foreign regulators establish. We, to the extent we may manufacture our products in the future, or our materials suppliers may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or the supplier may not be able to maintain compliance with the EMA’s or foreign regulators’ requirements necessary to continue manufacturing our product candidate. Any failure to comply with EMA or foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop and market our product candidate and any future product candidates.

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

Despite overlapping safeguards, including the screening of donors and GMP aseptic manufacturing under a quality controlled governing system, the risk of transmissible disease through blood products cannot be entirely eliminated. For example, because blood-derived therapeutics involve the use and purification of human blood, there has been concern raised about the risk of transmitting COVID-19, human immunodeficiency virus (“HIV”), West Nile virus, H1N1 virus or “swine flu” and other blood-borne pathogens and infectious agents through blood-derived products. There are also concerns about the future transmission of H5N1 virus, or “bird flu.” In the 1980s, thousands of hemophiliacs worldwide were infected with HIV through the use of contaminated Factor VIII.

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

Even if we receive regulatory approval to market a particular product candidate, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could adversely affect us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the EMA, and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

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

The commercial success of our product candidates and any future product candidate for which we obtain marketing approval from the EMA, or other regulatory authorities, will depend on the breadth of its approved labeling and upon the acceptance of the product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including, without limitation:

●	demonstration of clinical safety and efficacy compared to other products;

●	ability of physicians to accurately diagnose the targeted indications;

●	the relative convenience and ease of administration;

●	the prevalence and severity of any adverse side effects;

●	limitations or warnings contained in the product’s approved labeling;

●	distribution and use restrictions imposed by the EMA, or other regulatory agencies, or agreed to by us as part of a mandatory or voluntary risk management plan;

●	availability of alternative treatments, including a number of competitive products already approved or expected to be commercially launched in the near future;

●	pricing and cost effectiveness;

●	the effectiveness of our, or any future collaborators’, sales and marketing strategies;

●	our ability to obtain sufficient third-party coverage or reimbursement; and

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage.

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

We may acquire and in-license additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive preclinical or clinical testing, or both, and approval by EMA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or products developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

The EMA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The EMA and other regulatory agencies strictly regulate promotional claims about prescription products. In particular, a product may not be promoted for uses that are not approved by the EMA or such other regulatory agencies as reflected in the product’s approved labeling. In particular, any labeling approved by such regulatory agencies for our products, if any, may also include restrictions on use. Such regulatory agencies may impose further requirements or restrictions on the distribution or use of our products as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for our product candidates, physicians may nevertheless prescribe our products to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such “off-label” uses, we may become subject to significant liability. In particular, the U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The EMA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

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

In Europe and in other countries, sales of our products, if any, will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

Increasing expenditures for healthcare have been the subject of considerable public attention in Europe and the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the European and U.S. healthcare systems have been introduced or proposed, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

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

In addition to any healthcare reform measures that may affect reimbursement, market acceptance and sales of our future products, if any, will depend on the reimbursement policies of government authorities and third-party payors. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the European and U.S. healthcare industries, as well as elsewhere, is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that reimbursement will be available for our future products, if any, and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement in order to limit off-label use of a higher priced drug or treatment. Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

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

There are extensive international and U.S. federal and state laws and regulations prohibiting fraud and abuse in the healthcare industry that can result in significant criminal and civil penalties. Such U.S. federal laws include: the anti-kickback statute, which prohibits certain business practices and relationships, including the payment or receipt of compensation for the generation of business that will be paid by Medicare or other federal healthcare programs; the physician self-referral prohibition, commonly referred to as the Stark Law; the anti-inducement law, which prohibits providers from offering anything to a Medicare or Medicaid beneficiary to induce that beneficiary to use items or services covered by either program; the False Claims Act, which prohibits any person from knowingly presenting or causing to be presented false or fraudulent claims for payment by the federal government, including the Medicare and Medicaid programs; and the Civil Monetary Penalties Law, which authorizes the U.S. Department of Health and Human Services to impose civil penalties administratively for fraudulent or abusive acts. In addition, the Affordable Care Act requires drug manufacturers to report to the government any payments to physicians for consulting services and the like. Many jurisdictions outside the United States have similar anti-kickback, fraud and abuse, and healthcare laws and regulations, and we could be subject to these laws and regulations to the extent that we operate in such jurisdictions.

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

There are a number of products in development for the treatment or prevention of sepsis, COVID-19 and solid tumors and the other autoimmune and inflammatory disorders that we are targeting or intend to target in the future, most of which are being developed by companies that are far larger than us, with significantly greater resources and more experience. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large, fully-integrated pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with our product candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to Allocetra™ or any other product candidate that we are developing or may develop. Key competitive factors affecting the commercial success of Allocetra™ and any other product candidates that we are developing or may develop are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining EMA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than us in obtaining EMA and other marketing approvals for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize, which may render Allocetra™ or any other product candidates that we are developing or may develop obsolete or uncompetitive before we can recover the expenses of developing and commercializing the product. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases and disorders we are targeting could render Allocetra™ or any other product candidates that we are developing or may develop, uncompetitive or obsolete. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. Moreover, several companies have reported the commencement of research projects related to the treatment or prevention of sepsis and COVID-19. With respect to our solid tumor Indication, the development and commercialization of cancer immunotherapy products is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary rights. We face competition with respect to our current product candidate, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major biopharmaceutical companies, specialty biopharmaceutical companies, and biotechnology companies worldwide. There are a number of large biopharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of solid tumors.

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

Our future growth and success depends on our ability to recruit, retain, manage and motivate our senior executive officers. The loss of the services of our management personnel, including without limitation, our Executive Chairman, Shai Novik, our Chief Executive Officer, Dr. Oren Hershkovitz, or our founder and Chief Scientific & Medical Officer, Prof. Dror Mevorach, or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

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

We may require rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. Successful implementation of our business plan will require management of growth, which will increase management’s responsibilities. We currently have a limited number of employees, and, in order to continue the development and the commercialization of product candidates and future products, if any, we will need to substantially increase our operations, including expanding our employee base of managerial, operational and financial personnel. We currently intend to establish our manufacturing capabilities in Israel, Europe and the United States through CMOs, or through our own additional manufacturing factories as well as through clinical study management and monitoring service providers and CROs, which we may require additional funds. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to:

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

Risks Related to Our Reliance on Third Parties

In January 2019 we completed the construction of a new facility in Israel to support the production of the Allocetra™ drug product for any clinical trial that will be conducted in the EU or Israel, and may expand our own manufacturing facilities yet may rely on third-party manufacturers and service providers to produce our products.

In January 2019 we completed the construction of a new facility in Israel to support the production of the Allocetra™ drug product for any clinical trial that will be conducted in the EU or Israel. For the starting material production required for future clinical trials, we expect to rely either our own manufacturing capabilities or on third-parties. We currently and in the future will rely upon blood banks and collection service facilities for the collection of starting material for the production of Allocetra™. We plan to initially rely upon hospitals, other health care providers, contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of our product candidates, if and when approved for marketing by the applicable regulatory authorities. Although we have not yet engaged any contract manufacturers or other service providers, if and when we do, our contract manufacturers and service providers must complete technology transfer, process validation for the manufacturing process and demonstrate successful manufacturing of comparable product. If our contract manufacturers and service providers, and their respective facilities, as applicable, are not approved by EMA, or other applicable regulatory authorities, our commercial supply of the product candidate will be significantly delayed and may result in significant additional costs. If we need to identify additional finished product manufacturers, we would not be able to do so without significant delay and likely significant additional cost.

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

We have collaboration arrangements with certain medical institutions and we may determine to seek collaboration arrangements with pharmaceutical or biotechnology companies for the development and commercialization of our current and any future product candidates. We will face, to the extent that we decide to enter into future collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements. Additionally, the terms of any collaborations or other arrangements that we may establish may not be favorable to us.

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

Our business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact our business.

The novel coronavirus outbreak, or COVID-19, has affected segments of the global economy and may materially affect our operations, including potentially interrupting our supply chain, clinical trial and commercialization activities. COVID-19 originated in Wuhan, China, in December 2019 and was declared a pandemic by the World Health Organization in March 2020. The virus has since spread to multiple countries, including to the United States, Europe and Israel, where we currently have our therapeutic candidates manufactured and conduct our clinical trials. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. Because of the COVID-19 pandemic, we experienced certain delays in the development of our non-COVID related programs and in the manufacturing of Allocetra™. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease, including public health directives and orders in Israel, the United States and Europe that, among other things and for various periods of time, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings and events and ordered cessation of non-essential travel. Israel is currently experiencing a “third wave” of COVID-19 which has resulted in the reinstatement of restrictions on movement and other measures to control the spread of the virus.

COVID-19 could continue to disrupt production and cause delays in the supply and delivery of products used in our operations, may affect our operations, including the conduct of clinical studies, or the ability of regulatory bodies to grant approvals or supervise our candidates and products, may further divert the attention and efforts of the medical community to coping with the COVID-19 and disrupt the marketplace in which we operate and may have a material adverse effects on our operations. COVID-19 may also affect our employees and employees and operations at suppliers that may result in delays or disruptions in supply. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our shares. Additionally, if the COVID-19 pandemic has a significant impact on our business and financial results for an extended period of time, our liquidity and cash resources could be negatively impacted. Capital and credit markets have been disrupted by the crisis and exchanges have experienced increased volatility. As a result, access to additional financing may be challenging and is largely dependent upon evolving market conditions and other factors. The extent to which COVID-19 impacts our business and financial condition in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of new strains of COVID-19 and the actions to contain COVID-19or treat its impact, among others. The impact of the COVID-19 pandemic may also have the effect of heightening many of the other risks described in the “Risk Factors” section of this Annual Report on Form 20-F.

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

Although we expect to do so, we may not be able to submit a marketing application seeking approval of Allocetra™ prior to the applicable patents’ expiration date, assuming all necessary patents are in fact issued. Moreover, we cannot be certain that we will be the first applicant to obtain EMA approval for any indication of our product candidates and we cannot be certain that we will be entitled to any other exclusivity with respect to the same. Such diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition.

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

Our principal shareholders, directors and officers currently own approximately 20.16% of our outstanding ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

Our principal shareholders, directors and officers beneficially own approximately 20.16% of our ordinary shares. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

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

The issuance of our ordinary shares upon exercise of our outstanding warrants will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of December 31, 2020, warrants to purchase an aggregate of approximately 1,407,683 ordinary shares were outstanding and exercisable (subject to the conditions set forth in the respective warrants). The exercise price of these warrants is either $9 or $10 per share and (there are certain pre-Merger warrants at $180 per share). To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our ordinary shares.

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

For additional information on risks relating to restrictions in Israel in connection with COVID-19, See –– “Our business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact our business”.

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

Our functional currency is the NIS. We incur expenses in U.S. dollars, Euros and NIS. As a result, we are exposed to the risks that the Euro and the U.S. dollar may appreciate relative to the NIS, or, if either the Euro and the U.S. dollar devalue relative to the NIS, that the inflation rate in the EU and in the United States may exceed such rate of devaluation of the Euro and the U.S. dollar, or that the timing of such devaluation may lag behind inflation in the EU and in the United States. In any such event, the NIS cost of our operations in the EU and in the United States would increase and our NIS-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2020 was $1.00 = Euro 0.80 and $1.00 = NIS 3.215. We cannot predict any future trends in the rate of inflation in the EU and in the United States or the rate of devaluation, if any, of either the Euro or the U.S. dollar against the NIS.

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts, during the period between 2007 and 2016 were financed in part through royalty-bearing grants, in an amount of approximately $3.2 million, from the Israel Innovation Authority (the “IIA”). During 2019-2020 our research and development efforts were also financed in part through royalty-bearing grants, in an amount of approximately $2.31 million. With respect to such grants, we are committed to pay royalties at a rate of 3% to 5% on our sales proceeds from any product that is a treatment, device or medical kit designed for therapeutic treatments using apoptotic cells up to the total amount of grants received plus interest equal to LIBOR as it would apply to U.S. dollar deposits.

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

4.A. History and development

We were originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd. Upon consummation of the Merger, we changed our name to Enlivex Therapeutics Ltd. Our primary operating subsidiary, Enlivex Therapeutics R&D Ltd. was incorporated in September 2005 under the laws of the State of Israel as an Israeli privately held company under the name Tolarex Ltd. In February 2010, Enlivex R&D changed its to Enlivex Therapeutics Ltd., and, upon consummation of the Merger, to Enlivex Therapeutics R&D Ltd. Our principal executive offices are located at 14 Einstein Street, Nes Ziona, Israel 7403618 and our telephone number is: +972 26208072. Our wholly owned U.S. subsidiary, Enlivex Therapeutics Inc., incorporated in Delaware, has been appointed our agent in the United States and its registered address is 1811 Silverside Road, Wilmington, Delaware 19810. Our website address is https://www.enlivex.com. The information contained on, or that can be accessed through, our website is not part of this Annual Report. We have included our website address herein solely as an inactive textual reference. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

On March 26, 2019, we consummated the Merger. See “Introduction”.

Our capital expenditures for the three years ended 2020, 2019 and 2018 were insignificant. See “Operating and Financial Review and Prospects -Liquidity and Capital Resources”.

4.B. Business overview

The Company is a clinical stage immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective diseases, which include solid tumors, sepsis, COVID-19 and others.

Macrophages are tissue-resident or infiltrating immune cells critical for innate immunity, normal tissue development, and repair of damaged tissue. Macrophages’ function is a result of their original designation, their local micro-environment, and the type of metabolites, substances or pathogens to which they are exposed. Reprogrammed out of their homeostatic state, macrophages contribute to the pathophysiology of multiple diseases including cancer sepsis, COVID-19 and various inflammatory disorders.

The Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from a binary classification of M1 (pro-inflammatory macrophages) or M2 (anti-inflammatory macrophages) status, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on three main clinical verticals, including sepsis, COVID-19, and solid tumors (the “Indications”). The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across all these three indications, and thus effective reprogramming of these previously negative-reprogrammed macrophages into their respective homeostatic state may provide diseases resolution to these Indications, some of which are considered “unmet medical needs”. All planned and expected timelines for execution of the clinical trials in the Indications are subject to certain risk and uncertainties. For further discussion of risks and uncertainties related to our clinical trial in the Indications please see “Risk Factors” above.

Macrophage Reprogramming

When macrophages are negatively reprogrammed by certain diseases, they may become highly aggressive or highly passive, depending on the disease and the environment in which they reside. In their aggressive modality, macrophages can cause a systemic inflammatory response in which cytokine release composition and amplitude spirals out of control.

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

In their passive mode, macrophages, who in their homeostatic state orchestrate proper immune reaction against certain diseases, become reprogrammed into a passive state, do not orchestrate immune response targeted at disease resolution, and in some diseases interfere with the attempts to treat patients with therapeutic agents.

The Company believes that the only approach to handling such a multi-factorial complex life-threatening situation in diseases in which one key aspect of disease severity is the negative reprogramming of macrophages is via an integrated cell-based immunotherapy that positively reprograms macrophages back into their respective homeostatic state, thereby inducing the immune system to rebalance itself to macrophage-modulated proper immune responses to disease challenges. The Company’s unique therapeutic approach is based on inducing macrophage homeostasis by infusing AllocetraTM into the patient. Once infused, the AllocetraTMcells interact with macrophages and dendritic cells via well-defined mechanisms causing a reprogramming of these negatively reprogrammed macrophages back to their homeostatic state. Using this inherent immune pathway, the Company believes that it can use Allocetra™ to shape a patient’s innate immune response to a disease.

Sepsis

The Company is developing Allocetra™ as an adjunctive immunomodulating cell therapy for avoiding organ failure caused by sepsis. The drug would be administered intravenously to the patient following the diagnosis of sepsis in addition to standard of care treatment.

Sepsis is a highly heterogeneous syndrome that is caused by an unbalanced immune host response to an infection. Sepsis was not clinically defined until the early 1990s when a group of key opinion leaders released the first consensus definition of sepsis. Sepsis has been defined as a systemic inflammatory response syndrome (“SIRS”) caused by an infection; and increasing severities have been designated as ‘severe sepsis’ (referring to sepsis and organ dysfunction) and ‘septic shock’ (referring to sepsis and refractory hypotension). In the most recent ‘Sepsis-3’ consensus definition, sepsis is defined as a life-threatening organ dysfunction that is caused by a dysregulated host response to infection, and the term “severe sepsis” has been removed. Of note, although infection is the triggering event in this definition of sepsis, the aberrant immune response often remains after successful treatment of the infection. Sepsis imposes a substantial global burden in terms of morbidity and mortality. Nearly all patients with severe sepsis require treatment in an intensive care unit. Sepsis, which has been identified by the World Health Organization as a global health priority, has no proven pharmacologic treatment other than appropriate antibiotic agents, fluids, and vasopressors. Sepsis affects approximately 1.7 million adults in the United States each year and potentially contributes to more than 250,000 deaths. Various studies estimate that sepsis is present in 30% to 50% of hospitalizations that culminate in death (Rhee et al; 2019) Previous attempts to find a therapy for sepsis failed partially due to the parallel and complex course of biological activities that occur within a sepsis patient. For many years, a disproportionate inflammatory response to invasive infection was considered to be central to the pathogenesis of sepsis, but it is now clear that the host response is disturbed in a much more complex way, involving both sustained excessive inflammation and immune suppression, and a failure to return to normal homeostasis.

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

On March 18, 2020, the Company announced the final safety and efficacy data from the Company’s completed Phase Ib. The final analysis compared the clinical data of 10 patients admitted to the intensive care unit with sepsis who were administered Allocetra™ upon their admission, with 37 patients who were matched controls (matched by age, gender, Sequential Organ Failure Assessment (SOFA) score, and infection source) who received only the standard of care treatment at the same hospital during 2014-2019 but did not receive Allocetra™. The clinical trial was conducted at Hadassah Medical Center, which is one of the largest and most prestigious hospitals in Israel (“Haddassah”). The Acute Physiology and Chronic Health Evaluation (APACHEII) score of the Allocetra™-treated group was 12.9, and the corresponding probability of mortality of at least one patient in that group was predicted at 85% based on the hospital’s ICU staff’s clinical assessment of each patient’s overall condition at admission. However, none (0%) of the Allocetra™-treated patients died during the 28-day study period, as compared to 27% 28-day mortality in the matched controls group. Each of the 10 Allocetra™-treated patients had between 2 to 5 dysfunctional organ systems upon admission to the ICU. All (100%) of the Allocetra™-treated patients had rapid and complete recovery from their septic conditions and of any organ dysfunction that was present upon admission to the ICU. Despite the similarity of organ-failure state (SOFA) at entry between the Allocetra™-treated patients and the matched controls group (average of 3.4 versus 3.47), not a single patient treated with Allocetra™ had any increase in organ-failure state post administration of Allocetra™, while the majority of the patients in the matched controls group had an increase in organ-failure state. The average worsening in organ-failure state of patients in the matched controls group was approximately 100% compared with their ICU hospitalization state vs zero (0%) percent worsening in organ-failure state of Allocetra™-treated patients post administration of Allocetra™ (p< <0.0001). The ICU length-of-stay for all Allocetra™-treated patients was significantly shorter than those patients who received only the standard of care, with an average of 4.7 days compared to 11.11 in the matched controls group, a 64% reduction (p<0.0001). The slowest ICU discharge of a patient treated with Allocetra™ was after 8 days, while approximately 50% of the matched controls group were still at the ICU after 28 days. Allocetra™ was shown to be safe and tolerable, with no serious unexpected severe adverse reactions and no serious adverse events.

Summary of Planned Clinical Trials of Allocetra™ for the Treatment of Organ Dysfunction and Failure Associated with Sepsis

In light of the encouraging results of the Phase Ib clinical trial of AllocetraTM in patients with severe sepsis, the Company initiated in the first quarter of 2021 a randomized, controlled Phase IIb clinical trial, which is expected to recruit up to 160 patients. The Company expects to obtain interim results from this study during 2021 or early 2022, and top-line results later in 2022.

COVID-19, Severe and Critical Patient Population

COVID-19, the name given to the clinical syndrome associated with the newly recognized virus SARS-CoV-2, has become a pandemic, with mortality estimated between 1–4% and is associated with a number of complications among hospitalized patients that could result in intensive care unit (ICU) admissions, and potentially mortality.

Several publications have indicated a significant contributing factor to the complications in severe and critical COVID-19 patients are related to cytokine storms (Huang et al. 2020, Mehta et al. 2020), potentially indicating that COVID-19 induces negative reprogramming of macrophages.

While rates of COVID-19 diagnoses have declined in some geographies, the Company views COVID-19 as a disease that could potentially transform from a pandemic to an endemic, due to the combination of vaccines’ efficacy that would be less than 100% and refusal of certain populations to get vaccinated. This could potentially result in continuous appearances of various SARS-2 mutations, that in turn may be less responsive to existing vaccines. In its endemic state, COVID-19 could remain for many years to come, and, under these conditions, the Company expects a demand for safe and effective therapies for the severe/critical patient populations, that may be underserved by existing therapeutics. The Company believes that AllocetraTM, subject to obtaining regulatory approval, could potentially serve as a “last line” therapy for this patient population.

On February 3rd , 2021, the Company reported positive top-line results from Phase II clinical trial that evaluated Allocetra in severe and critical COVID-19 patients and provided a program update. The top line results of the combined analysis of a previously-reported Phase Ib and the Phase II were detailed as follows:

●	Phase II + Ib (21 patients treated, 11/21 (52%) with severe illness, 10/21 (48%) with critical illness);

●	0/21 (0%) mortality on day-28;

●	19/21 (90.5%) patients recovered and were discharged from the hospital by day-28;

●	Average duration of hospitalization post administration of AllocetraTM for discharged patients was 5.6 days; and

●	2/21 (9.5%) patients, both of whom had critical illness at the time of AllocetraTM treatment, were hospitalized in the ICU on a respirator on day-28.

			Clinical Outcome		Hospitalization Discharged patients, post Administration of AllocetraTM
Clinical Trial	# Patients enrolled	Disease Severity	Recovered Day 28	Recovered Day 28	Discharged Day 28	Duration (days, avg.)
Phase Ib	5	2 Severe 3 Critical	5/5 (100%)	5/5 (100%)	5/5 (100%)	6.6

Phase II	16	9 Severe 7 Critical	14/16 (87.5%)	14/16 (87.5%)	14/16 (87.5%)	5.3

Total	21	11 Severe 10 Critical	19/21 (90.5%)	19/21 (90.5%)	19/21 (90.5%)	5.6

Summary of Planned Clinical Trials of Allocetra™ for the Treatment of COVID-19 Patients with Severe or Critical Illness

In light of the encouraging results of the Phase Ib and Phase II clinical trials of AllocetraTM in severe and critical COVID-19 patients, the Company plans to initiate during 2021, subject to regulatory approval, a randomized, controlled Phase IIb or III clinical trials of AllocetraTM in severe and critical COVID-19 patients hospitalized in medical centers in Israel and certain European countries. The final decision to initiate either a Phase IIb or a Phase III is subject to regulatory feedback. The Company plans to recruit up to 150 patients for the Phase IIb or Phase III, with the option to expand the study to recruit additional patients.

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

The data from our extensive preclinical studies shows that the Allocetra™ cells, which have demonstrated robust safety profile in sepsis and COVID-19 clinical trials, have reprogrammed macrophage populations in the tumor microenvironment and surrounding tissues, resulting in a major increase in complete remission for preclinical subjects and survival duration.

In the Company’s preclinical study, SCID-Bg mice were injected intra-peritoneally with 2 consecutive doses of 0.25x106 human HeLa-CD19-luciferase cells (HeLa cancer cells expressing CD19), on days 1 and 2 of the experiment. Mice also received 10x106 Allocetra™ or vehicle, on day 9; and 10x106 CD19-CAR-T (third generation) cells or mock T cells on day 10. Mice were weighed twice a week and monitored daily for clinical signs and peritoneal fluid accumulations. Pre-scheduled sacrifices were performed to characterize the cell and macrophage sub-population profile. The rest of the mice were kept for survival analysis. The survival endpoint was defined by a score based on severe peritoneal fluid accumulation manifested as an enlarged and tense abdomen, and reduced mobility or increased respiratory effort. These preclinical findings correlated to large accumulation of HeLa cells in the peritoneum. Survival analysis was performed according to the Kaplan-Meier Log rank statistical test. On March 1, 2021, we announced a new research collaboration with Mount Sinai Health System for the development of clinical strategies for Allocetra™ with checkpoint inhibitors. On March 22, 2021 we announced a research collaboration with Yale Cancer Center for the assessment of the potential of Allocetra™ to enhance the activity of checkpoint inhibitors in solid tumors. The Company is currently examining the potential for collaborating with companies developing leading potential immune therapies to evaluate the efficacy of immune therapy treatments in combination with Allocetra™ for the treatment of solid tumors.

Summary of Planned Clinical Trials of Allocetra™ for the Treatment of Patients with Solid Tumors

In light of the encouraging preclinical results of AllocetraTM in various solid tumor models, the Company plans to initiate a series of Phase Ib clinical trials of AllocetraTM in combination with approved solid tumor therapies, in patient populations whose responses to previous treatments were not optimal. The Company expects to initiate the first such clinical trial during 2021.

Change in Planned Clinical Trials of Allocetra™ for the Prevention GvHD in Allogeneic HSCT patients

As a result of the Company’s decision to focus its clinical development on the Indications, the planned continuation of additional clinical trials of Allocetra™ for the prevention GvHD in allogeneic HSCT patients have currently been postponed for the foreseeable future.

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

We believe that our product candidate offers key potential advantages over other drugs and therapies currently in use or in development that could enable our product candidate, if approved for the intended indications, to capture meaningful market share. In particular, we believe that, based on our studies to date, Allocetra’s ™ ability to facilitate recovery in severe and critical COVID-19 patients make Allocetra™ a potentially valuable therapy for the treatment of COVID-19.

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

Approximately 97% of the issued and outstanding share capital of Toleran is held by Hadasit Bio-Holdings Ltd., which currently holds approximately 6.07% of our issued and outstanding share capital.

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

Hadasit Medical Research Services and Development Ltd. is the technology transfer office of Hadassah Hospital in Jerusalem, where Prof. Dror Mevorach, our Chief Science & Medical Office, is currently the Director of the Rheumatology Research Centre.

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

Our commercial success will substantially depend on obtaining and maintaining patent protection and trade secret protection for our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We believe that our patents do, and filed patent applications will, provide broad and comprehensive coverage for the use of Allocetra™ as a treatment for our key target clinical indications. However, the patent positions of biotechnology companies, such as ourselves, are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position, if any, for the technology will depend on our success in obtaining effective claims and enforcing those claims once granted.

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

The Company has multiple patent families in which certain patents have been granted and there are other pending patent applications covering products under development and the uses thereof. The first patent family, titled “Disease Therapy Using Dying or Dead Cells” has IP granted by the U.S. Patent and Trademark Office (USPTO; Patent No. 9,567,568), the European Patent Office (EPO; Patent No. EP1879601), and Israel Patent Office (IPO; Patent No. IL187122) with patent terms of 04-May-2025 (US) and 04-May-2026 i(Israel and Europe - DE, FR, IE, GB), respectively. The second patent family, titled “Therapeutic Apoptotic Cell Preparations, Method for Producing Same and Uses Thereof” has patents granted in the U.S. (Patent Nos. 10,077,426 and 10,927,343) with term dates in 2033 and 2034, respectively. Patents in this family have also been granted in Australia, Canada, China, Europe, Israel, and Japan, and have a term date of 2033. A third patent family, titled “THERAPEUTIC POOLED BLOOD APOPTOTIC CELL PREPARATIONS AND USES THEREOF” has granted patents in the U.S. (Patent No. 10,857,181) and Japan, having a term date of 2036. Pending applications in this family have been filed in Australia, Canada, China, Europe, Israel, Japan, South Korea and the US, many of which have entered prosecution. A fourth patent family, titled “COMBINATION IMMUNE THERAPY AND CYTOKINE CONTROL THERAPY FOR CANCER TREATMENT” has pending applications in prosecution in the US, Australia, Canada, China, Europe, Israel, Japan, and South Korea. A fifth patent family, titled “EARLY APOPTOTIC CELLS FOR USE TREATING SEPSIS” has a pending application in the US, and National Phase entries are being filed in Australia, Canada, China, Europe, Israel, Japan, and South Korea. Various additional patent families with pending applications in the U.S. and Rest of the World are under prosecution.

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

Raw Materials, Suppliers and Manufacturing

In order to produce Allocetra™, blood donations are collected from healthy donors through apheresis and then shipped to a manufacturing site for cryopreservation by trained personnel pursuant to cGMP requirements and otherwise in accordance with applicable FDA guidelines and our CMC protocols. Donations for AllocetraTM are collected from healthy donors through apheresis. The cells sourced for AllocetraTM then undergo quality control testing and are thawed and manipulated ex vivo by inducing apoptosis to retrieve and harvest stable early apoptotic cells. The agents used in the ex vivo manipulation for Allocetra™ are then washed and removed before the apoptotic cells are combined with a saline solution for delivery and injection in patients. We use standard collection equipment and procedures to collect blood for Allocetra™ production and anticipate entering into long-term agreements with various collection and medical centers to properly train their personnel pursuant to cGMP requirements, FDA guidelines and our CMC protocols and thereafter collect blood at their facilities upon receipt of patient or donor consent. Other than the blood collections, we believe that the raw materials required to manufacture our product candidates are readily available commodities commonly used in the pharmaceutical and biotechnology industries and are generally widely available from numerous suppliers at market prices. However, biologically sourced raw materials are subject to unique contamination risks and their use may be restricted in certain countries. See also “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations”, “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our ability to produce safe and effective products depends on the safety of our blood supply against transmittable diseases.”

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

There can be no assurance that our product candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We and our future contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products. We and our future contract manufacturers must ensure that all of the processes, methods and equipment are compliant with our CMC and cGMP for drugs and biologics on an ongoing basis, as mandated by EMA and other applicable regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

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

Authorization Procedures in the European Union

Medicines can be authorized in the European Union by using either the centralized authorization procedure or national authorization procedures.

●	Centralized procedure. The European Commission implemented the centralized procedure for the approval of human medicines to facilitate marketing authorizations that are valid throughout the EEA which is comprised of the 27 member states of the European Union plus Norway, Iceland, and Lichtenstein. This procedure results in a single marketing authorization issued by the European Commission that is valid across the EEA. The centralized procedure is compulsory for human medicines that are: derived from biotechnology processes, such as genetic engineering, contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions, and officially designated orphan medicines.

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

U.S. Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), and related regulations, and the Public Health Service Act (the “PHSA”) and its implementing regulations. In addition, drug innovation, prescribing and reimbursement are influenced by Titles XVIII and XIX of the Social Security Act (commonly referred to as Medicare and Medicaid, respectively) and the Patient Protection and Affordable Care Act, 42 U.S.C. § 18001, as amended, and their implementing regulations. FDA approval is required before any new drug candidate or dosage form, including a new use of a previously approved drug, can be marketed in the United States. We intend to submit an NDA in the United States. Failure to comply with the applicable United States regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an IRB of a clinical hold on trials, the FDA’s refusal to approve pending applications or supplements, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, other corrective action, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

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

The testing and approval processes require substantial time and financial resources, and we cannot be certain that any approvals for our candidate products will be granted on a timely basis, if at all.

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

The NDA Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs is subject to an application user fee. For the FDA’s fiscal year 2020, the application user fee with clinical data was $2,942,965 and for 2021 the fee is $2,875,842 and the sponsor of an approved NDA is also subject to annual product and program user fees. For the FDA’s fiscal year 2020, these program fees were set at $325,424 per product and in 2021 they are $336,432 per product. These fees are typically increased annually. Applications for orphan drug products are exempted from the NDA user fees and may be exempted from product and establishment user fees, unless the application includes an indication for other than a rare disease or condition.

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

In the U.S., judicial challenges as well as legislative initiatives to modify, limit, or repeal the ACA have been initiated and continue. The extent to which any repeal or replacement of elements of the ACA, or other legislation, would affect our ability to obtain regulatory approval for the sale of Allocetra™, or the prices and net revenues from its sale is unknown at the time of this filing and represent an additional uncertainty.

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

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval for our current or any future product candidates, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce or reward, or in return for, the referral of an individual, or the purchase, order or recommendation of any good, item or service reimbursable under a federal healthcare program, such as Medicare and Medicaid;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from the federal government, including Medicare, Medicaid, or other third-party payers, that are false or fraudulent;

●	federal health care fraud, which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, and for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

●	the federal transparency laws, including the physician sunshine provisions of the Affordable Care Act, that requires certain drug manufacturers to disclose certain payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and their family members;

●	HIPAA, as amended by HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy and security of individually identifiable health information;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	the FCPA, which prohibits companies from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business.

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

4.C. Organizational structure

Our sole wholly-owned subsidiaries are Enlivex Therapeutics R&D Ltd., a company formed under the laws of the State of Israel, and Enlivex Therapeutics Inc., a Delaware corporation.

4.D. Property, plants and equipment

The Company’s corporate headquarters are located at 14 Einstein Street, Nes Ziona, Israel 7403618, where it leases and occupies approximately 420 square meters of space. The facility includes office space and current good manufacturing practice (“cGMP”) clean rooms, which are designed to enable the manufacturing of clinical batches to support the planned clinical trials in Israel and EU and commercial products for these regions. The lease for this space expires on August 31, 2023 at which time the Company may extend the lease for an additional 60 months’ period. During 2020, the Company entered into an additional lease agreement for approximately 421 square meters of space. The lease for this space expires on September 30, 2025. at which time the Company may extend the lease for an additional 33 month period In addition, the Company leases and occupies approximately 55 square meters of office and research labs space at the BioPark Building, Hadassah Ein-Kerem Campus, Jerusalem, Israel. The lease for BioPark space expires on Sep 1, 2021 at which time the Company may extend the lease for an additional 48 months. The Company also has access to and utilizes, on an as-needed basis, additional research and development facilities and services located at the Hadassah Medical Center, including, without limitation, testing equipment, cell collection equipment and services and blood bank services. The Company believes that its facilities are suitable and adequate for its current needs.

ITEM 4A.	Unresolved staff comments

None.

ITEM 5.	Operating and financial review and prospects

Overview

The Company is a clinical stage immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective diseases, which include solid tumors, sepsis, COVID-19 patients in severe or critical condition, and others.

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

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the Israel Innovation Authority and the sale of equity and equity linked securities in public and private offerings. As of December 31, 2020, we had approximately $36 million in cash and cash equivalents and short-term bank deposits and had an accumulated deficit of approximately $37.5 million. As described below under “—Liquidity and Capital Resources”, during the first quarters of both 2020 and 2021, we consummated registered equity offerings that resulted in aggregate gross proceeds of approximately $51.2 million.

Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted through the fourth quarter of 2023. We expect that we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

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

Research and Development Expenses

Our research and development expenses consist primarily of research and development activities at our laboratory in Israel, including drug and laboratory supplies and costs for facilities and equipment, outsourced development expenses, including the costs of regulatory consultants and certain other service providers, salaries and related personnel expenses (including stock based compensation) and fees paid to external service providers and the costs of preclinical studies and clinical trials. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expenses in the near future as we continue to develop our product candidates. Increases or decreases in research and development expenditures are attributable to the number and duration of our preclinical and clinical studies.

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

General and Administrative Expenses

General and administrative expenses consist primarily of compensation (including stock-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services, including legal work in connection with patent applications, travel costs and insurance premiums. We expect that our general and administrative expenses will increase over time, as we currently expect increases in the number of our executive, accounting and administrative personnel due to our anticipated growth.

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

Valuation of Warrant Liability

Warrants issued in the February 2020 offering, March 2020 offering and February 2021 offering (each as defined below under “—Liquidity and Capital Resources”) may be exercised on a “cashless” basis in certain circumstances, including while there is no effective registration statement registering the ordinary shares issuable upon exercise of the warrants until the expiry of the warrants.

All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of ordinary shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The table below provides our results of operations for the years ended December 31, 2020 and December 31, 2019:

	Year Ended December 31
	2020	2019
	(In thousands, except per share data)
Research and development expenses	$6,086	$5,604
General and administrative expenses	3,699	3,015
Operating loss	(9,785)	(8,619)
Financial income (expenses), net	(2,039)	(765)
Operating income (loss) post-finance expense & other income, net	(11,824)	(9,384)
Taxes on income	-	-
Net income (loss)	(11,824)	(9,384)
Other comprehensive income (loss)	2,277	951
Total comprehensive income (loss)	$(9,547)	$(8,433)
Basic income (loss) per share	$(0.90)	$(1.11)
Diluted income (loss) per share	$(0.90)	$(1.11)

Research and Development Expenses

For the years ended December 31, 2020 and 2019, we incurred research and development expenses in the aggregate of $6,086,000 and $5,604,000, respectively. The increase of $482,000, or 8.6%, in research and development expenses for 2020 as compared to 2019 was primarily due to a $924,000 increase in R&D salaries, offset by a $206,000 decrease in stock-based compensation to employees and to consultants, a $86,000 decrease in expenses related to preclinical and clinical studies and consumption of materials, and a $133,000 increase in Israel Innovation Authority grants for an approved clinical development program of the Company for the prevention of cytokine storm and organ dysfunction associated with sepsis and COVID-19.

General and Administrative Expenses

For the years ended December 31, 2020 and 2019, we incurred general and administrative expenses in the aggregate of $3,699,000 and $3,015,000, respectively. The increase of $684,000, or 23%, in general and administrative expenses for 2020 as compared to 2019 was primarily due to a $168,000 increase in salaries, a $336,000 increase in compensation to directors, a $150,000 increase in professional fees and a $243,000 increase in insurance expenses, offset by a $231,000 decrease in other expenses.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenues since our inception, for the year ended December 31, 2020, our operating loss was $9,785,000, representing an increase of $1,166,000, or 14%, as compared to our operating loss for the year ended December 31, 2019.

Financial (Expenses) Income, Net

Financial expenses, net and income, net consist of the following:

●	interest earned on our cash and cash equivalents; and

●	expenses or income resulting from fluctuations of the New Israeli Shekel and Euro, in which a portion of our assets and liabilities are denominated, against the United States Dollar.

For the years ended December 31, 2020 and 2019, we recorded net financial (expenses) income of $(2,039,000) and $(765,000), respectively. The increase in financial expenses for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily due to currency fluctuations on cash and cash equivalents and deposits denominated in currencies other than the New Israeli Shekels.

Net Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenues since our inception, for the year ended December 31, 2020, our net loss was $11,824,000, representing an increase of $2,440,000 as compared to our net loss for the comparable prior year period.

Other Comprehensive Income (Loss)

As a result of a decrease of 7% in the U.S. dollar against the NIS in twelve months ended December 31, 2020, as compared to a decrease of 7.8% in the comparable prior year period, we recorded income of $2,277,000 from exchange rate differences arising from translating financial statements from functional to presentation currency, as compared to income of $951,000 for the comparable prior year period.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The table below provides our results of operations for the years ended December 31, 2019 and December 31, 2018:

	Year Ended December 31
	2019	2018
	(In thousands, except per share data)
Research and development expenses	$5,604	$4,013
General and administrative expenses	3,015	1,286
Operating loss	(8,619)	(5,299)
Financial income (expenses), net	(765)	1,057
Operating income (loss) post-finance expense & other income, net	(9,384)	(4,242)
Taxes on income	-	-
Net income (loss)	(9,384)	(4,242)
Other comprehensive income (loss)	951	(748)
Total comprehensive income (loss)	$(8,433)	$(4,990)
Basic income (loss) per share	$(1.11)	$(1.4)
Diluted income (loss) per share	$(1.11)	$(1.4)

Research and Development Expenses

For the years ended December 31, 2019 and 2018, we incurred research and development expenses in the aggregate of $5,604,000 and $4,013,000, respectively. The increase of $1,591,000, or 40%, in research and development expenses for 2019 as compared to 2018 was primarily due to a $942,000 increase in R&D salaries and a $1,899,000 increase in preclinical and clinical studies and consumption of materials, offset by a $255,000 decrease in stock-based compensation to employees and to consultants, and a $1,082,000 increase in Israel Innovation Authority grants relating to a 50% participation of an approved clinical development program of the Company for the prevention of cytokine storm and organ dysfunction associated with sepsis.

General and Administrative Expenses

For the years ended December 31, 2019 and 2018, we incurred general and administrative expenses in the aggregate of $3,015,000 and $1,286,000, respectively. The increase of $1,729,000, or 134%, in general and administrative expenses for 2019 as compared to 2018 was primarily due to a $382,000 increase in withholding tax provision on preferred share dividends (all such preferred shares were converted to ordinary shares in connection with the Merger), a $226,000 increase in salaries, a $344,000 increase in compensation to directors, a $395,000 increase in professional fees, a $232,000 increase in insurance expenses and a $56,000 increase in stock-based compensation to employees and directors.

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

For the years ended December 31, 2019 and 2018, we recorded net financial (expenses) income of $(765,000) and $1,057,000, respectively. The increase in financial expenses for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was primarily due to currency fluctuations on cash and cash equivalents and deposits denominated in currencies other than the New Israeli Shekels, changes in the fair value of the warrants we granted to HBL and from interest earned on our cash and cash equivalents.

Net Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenues since our inception, for the year ended December 31, 2019, our net loss was $9,384,000, representing an increase of $5,142,000, or 121%, as compared to our net loss for the comparable prior year period.

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

Cash Flows

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For the years ended December 31, 2020 and 2019, net cash used in operations was $11,007,000 and $7,041,000, respectively. The increase in net cash used in operations for 2020 was primarily due to an increase in research and development expenses and General and Administrative expenses as a result of increases in salaries, directors fees, professional services fees and insurance expenses.

For the years ended December 31, 2020 and 2019, net cash used in investing activities was $20,977,000 and $6,359,000, respectively. The increase in net cash used in investing activities for 2020 resulted primarily from our investment in short-term bank deposits and from the purchase of property and equipment for our GMP manufacturing facility in Israel.

For the years ended December 31, 2020 and 2019, net cash provided by financing activities was $33,082,000 and $8,306,000 respectively. This increase in cash provided by financing activities for 2020 resulted primarily from net proceeds of $24,467,000 from the issuance of ordinary shares resulting from the Sales Agreement (as defined below) and the February 2021 offering as well as $101,000 of proceeds from the exercise of options and $8,514,000 proceeds from exercise of warrants.

Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of December 31, 2020, we had an accumulated deficit of approximately $37.5 million and working capital (current assets less current liabilities) of approximately $33.7 million. We expect to incur losses from operations for the foreseeable future, and we expect to incur increasing research and development expenses, including expenses related to the hiring of personnel, conducting preclinical studies and clinical trials and outsourcing of certain development activities. We expect that general and administrative expenses will also increase as we expand our finance and administrative staff and add infrastructure.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources, due to our 2020 and 2021 financing activity, as described below, will be sufficient to fund our projected cash requirements approximately through the fourth quarter of 2023. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

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

Financing During 2020

On February 26, 2020, we consummated a registered direct offering to certain institutional investors of 1,000,000 ordinary shares, at a purchase price of $8.00 per share, for aggregate gross proceeds of $8.0 million (the “February 2020 offering”). Additionally, we issued to the placement agent in the February 2020 offering warrants to purchase up to 70,000 ordinary shares, which are exercisable at a price of $10.00 per ordinary share at any time during a period of five years from the issuance date.

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

During 2020, an aggregate of 929,646 of the warrants described above were exercised for an aggregate of 929,646 ordinary shares, providing us with aggregate gross proceeds of approximately $8.5 million.

On October 22, 2020, we entered into an at the market offering agreement (the “Sales Agreement”), pursuant to which we could elect to sell, through the sales agent party to the Sales Agreement, up to an aggregate of $25 million of our ordinary shares. All shares sold pursuant to the Sales Agreement were sold pursuant to our effective shelf registration statement on Form F-3. In connection with sales of shares under the Sales Agreement, we paid the sales agent a cash commission of 3% of the gross proceeds of such sales. As of December 31, 2020, we issued and sold an aggregate of 192,666 ordinary shares under the Sales Agreement for aggregate proceeds of approximately $2.2 million net of $207 thousand of issuance expenses.

Financing During First Quarter 2021

During February 2021, we received additional gross proceeds of approximately $6,339,000 from the sale of 284,317 ordinary shares under the Sales Agreement. On February 9, 2021, we terminated the prospectus supplement related to the offering of sales under the Sales Agreement, but the Sales Agreement remains in effect.

On February 9, 2021, we entered into an underwriting agreement with H.C. Wainwright & Co., LLC (“Wainwright”) with respect to our offer, issuance and sale (the “February 2021 offering”) of an aggregate of 2,296,107 ordinary shares, together with an option granted to Wainwright to purchase up to 344,416 additional ordinary shares. The ordinary shares were issued to Wainwright at a price, including the underwriting discount but before other associated fees, of $18.60 per ordinary share before fees. The February 2021 offering closed on February 12, 2021, on which date the Company completed the issuance of 2,296,107 ordinary shares to Wainwright at a price to public of $20.00 per share, before underwriting discounts and commissions. We paid Wainwright underwriting discounts and commissions equal to 7% of the gross proceeds from the sale of ordinary shares to the public in the in the February 2021 offering, as well as a management fee equal to 1% of the gross proceeds received by the Company from the sale of the ordinary shares in the February 2021 offering. In addition, the Company issued to Wainwright 179,501 five-year warrants to purchase ordinary shares at an exercise price of $25 per ordinary share, subject to customary adjustments. The Company also reimbursed Wainwright approximately $126,000 for various expenses.

The net proceeds from the February 2021 offering were approximately $42.1 million after deducting Wainwright’s fees and other estimated expenses relating to the February 2021 offering. On February 17, 2021, Wainwright exercised in part its option to purchase additional ordinary shares, and purchased 268,205 ordinary shares at a price to public of $20.00 per share, before underwriting discounts and commissions. The net proceeds from the purchase of additional ordinary shares by Wainwright were approximately $5.0 million after deducting Wainwright’s fees.

During February 2021, 855,813 warrants issued in the February 2020 offering and March 2020 offering were exercised for an aggregate of 855,813 ordinary shares, providing the Company with aggregate gross proceeds of $7.7 million.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2020.

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 Years
	(in thousands)
Operating Lease Obligations	$817	258	559	-	-
Other Long-Term Contingent Liabilities	6,303	-	-	-	6,303
Total	$7,120	258	559	-	6,303

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments. Our market risk exposure is primarily a result of foreign currency exchange rates. As of December 31, 2020 and December 31, 2019, $30,796,587and $12,131,896, respectively, of our net assets (i.e., total assets net of total liabilities) were denominated and presented in U.S. dollars while our functional currency is the NIS. Changes of 5% in the U.S. dollar against the NIS exchange rate will increase/decrease our expenses by $1,527,000 and $586,000 respectively.

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

As of December 31, 2020, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 6.	Directors, senior management and employees

6.A. Directors and executive officers

The following table lists the names and positions of the current executive officers and directors of the Company. The business address for each of our directors, senior management and executive officers is c/o Enlivex Therapeutics Ltd., 14 Einstein Street, Nes Ziona, Israel 7403618.

Name	Age	Position
Shai Novik, MBA	55	Executive Chairman of the Board
Oren Hershkovitz Ph.D	44	Chief Executive Officer
Prof. Dror Mevorach, M.D.	65	Chief Scientific & Medical Officer
Shachar Shlosberger, CPA	44	Chief Financial Officer
Abraham Havron, Ph.D.	73	Director
Gili Hart, Ph.D.	46	Director
Baruch Halpert	54	Director
Michel Habib	54	Director
Sangwoo Lee	49	Director

Bernhard Kirschbaum, Ph.D	62	Director
Brian Schwartz, M.D.	59	Director

Backgrounds of Current Executive Officers and Directors

Shai Novik is the Company’s Executive Chairman of the Board and has been such since 2014. Mr. Novik founded PROLOR Biotech, Inc. in 2005, and served as its President until 2014. PROLOR Biotech was listed on the NYSE MKT (N/K/A NYSE American) in 2010 and was sold in 2013, one of the largest biotech exits ($560 million) in the history of Israeli biotech. Mr. Novik has been a member of the board of Cortex Therapeutics, Inc., a neuroscience technology company, since 2020. Mr. Novik previously served as Chief Operating Officer and Head of Strategic Planning of THCG, Inc., a technology and life sciences investment company. THCG was a portfolio company of Greenwich Street Partners, one of the largest U.S. private equity funds. THCG’s portfolio included several life sciences and medical devices companies. Mr. Novik received his M.B.A., with distinction, from Cornell University.

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

Brian Schwartz, M.D. Dr. Brian Schwartz has served as a director of the company since December 2020. Dr Schwartz has wide-ranging experience as a drug development expert in pharmaceutical and biotechnology industries, spanning several therapeutic areas including oncology, hematology, dermatology, neurology and rare diseases. During the past decade he has served as Senior Vice President, Head of Research & Development and Chief Medical Officer of ArQule Inc., which was acquired for $2.7bn by Merck & Co. in 2020. Prior to ArQule, Dr. Schwartz was CMO at Ziopharm Oncology Inc. (Nasdaq: ZIO), andpreviously held several senior leadership roles at Bayer AG and LEO Pharma. The majority of Dr. Schwartz’s achievements have been in oncology, encompassing the development of targeted, cytotoxic agents and immunotherapy. Dr. Schwartz has been involved with a number of drug approvals, including sorafenib at Bayer, which has been used as a foundation for a number of initiatives in U.S. based cancer/rare disease focused biotechnology companies. At ArQule and Ziopharm Dr. Schwartz was a key member of the management team and managed diverse interdisciplinary teams to prepapre multiple successful New Drug Applications (NDA), numerous Investigational New Drug (IND) applications, preclinical and clinical drug development programs. Dr. Schwartz has acquired knowledge and experience of medical affairs, cooperative oncology group, investors relations, partnering and capital raising. He is currently a Board Member of Mereo Biopharma Group plc (Nasdaq: MREO), Cyclacel Pharmaceutical Inc (Nasdaq: CYCC) and LifeSci Acquisition Corp (Nasdaq: LSAQ). In addition, Dr. Schwartz serves as an advisor, SAB member and independent consultant for numerous private biotech and investment companies. Dr. Schwartz received his medical degree from the University of Pretoria, South Africa, completed a fellowship at the University of Toronto, Canada and practiced medicine prior to his career in the biopharmaceutical industry.

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

6.B. Compensation of Board Members and Executives

The aggregate compensation of all board members and executive officers, including share based compensation, for the year ended December 31, 2020, was $2,318,000. This amount includes amounts set aside or accrued to provide pension, severance, education fund, retirement, annual leave and recuperation or similar benefits or expenses, commonly provided by Israeli companies to their employees. This amount does not include any business travel and expenses reimbursed to office holders.

1,452,154 options to purchase ordinary shares of the Company, in the aggregate, were granted to board members and executive officers under the 2019 Equity Incentive Plan through December 31, 2020, and all of such options were outstanding as of December 31, 2020, with a weighted average exercise price of $4.95 per option.

Employment and Consulting Agreements with Executive Officers and Directors

We have entered into written consulting and employment agreements with our Executive Chairman, our Chief Executive Officer, our Chief Medical Officer, and our Chief Financial Officer. All such agreements contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provisions apply for a period of twelve months following termination of the respective officer’s employment. In addition, we are required to provide notice of between one and twelve months prior to terminating the employment of such executive officers other than in the case of a termination for cause.

Other than with respect to the Executive Chairman’s consulting agreement, these agreements do not provide for benefits upon the termination of these executives’ respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements.

With respect to the Executive Chairman’s consulting agreement, if we terminate the Executive Chairman’s Board service other than for cause, the Executive Chairman is entitled to the base retainer for the twelve-month period following the effective date of termination. The Executive Chairman is also entitled to certain other stock option payments upon such termination, and to certain benefits in the case the termination is due to long-term disability. Additionally, if the Board determines that we have successfully conducted a Phase 1b, II, IIb, II/III or III clinical trial at any time during the two-year period beginning January 1, 2020, then the Executive Chairman will be entitled to a special bonus, comprising a cash bonus equal to 100% of his base retainer, as well as options, vesting ratably on a monthly basis for a 36-month period, to acquire 250,000 ordinary shares at an exercise price equal to a 25% discount to the average closing price per share for the 30 trading days immediately following the public announcement of the top-line data from the applicable clinical trial. The foregoing special bonus may be awarded only once in any fiscal year.

Our Board members receive compensation for their service as our directors. Such compensation is approved by our compensation committee, and then by the Board of Directors, all subject to a compensation plan approved at the annual shareholders’ meeting. The compensation is a combination of fixed annual amount, as well as payment for participation in meetings. Compensation of Board members is subject to the rules and regulations under the Israeli corporate law.

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

Under our Amended and Restated Articles of Association, the Board must consist of at least five and not more than eleven directors. The Board of the Company is currently composed of eight members, and includes Mr. Shai Novik, Dr. Bernhard Kirschbaum, Dr. Abraham (Avri) Havron, Dr. Gili Hart, Mr. Sangwoo Lee, Mr. Baruch Halpert Mr. Michel Habib and Mr. Brian Schwartz. These directors were nominated immediately after the closing of the Merger except Mr. Brian Schwartz who was nominated in November 2020, and will serve until the next annual general meeting of shareholders (a “General Meeting”) of the Company or until their respective successors are duly elected and qualified. Each of our directors shall be elected at an Annual Meeting and shall serve in their office until the next annual General Meeting, or until they cease to serve in their office in accordance with the provisions of our Amended and Restated Articles of Association or any law, whichever is the earlier.

Under the Israeli Companies Law 5759-1999 (the “Companies Law”), the Board must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements, sufficient to be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the Board must consider, among other things, the type and size of the company and the scope and complexity of its operations. The existing Board of the Company has determined that the Company requires one director with such expertise, and that both Mr. Shai Novik and Mr. Michel Habib have such accounting and financial expertise.

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

Leadership Structure of the Board

In accordance with the Companies Law and the Amended and Restated Articles of Association, the Board is required to appoint one of its members to serve as Chairman of the Board. The Board has appointed Mr. Shai Novik to serve as Executive Chairman of the Board.

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

The audit committee of the Company (the “Audit Committee”) consists of three members, all of whom are independent under the listing standards of the Nasdaq Listing Rules. The members of the Audit Committee are Mr. Michel Habib, Dr. Avri Havron, and Dr. Gili Hart. The Board of the Company has determined that Mr. Habib is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Listing Rules. All of the members of the Audit Committee meet the requirements for financial literacy under the applicable Nasdaq Listing Rules.

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

The compensation committee of the Company (the “Compensation Committee”) consists of three members, Mr. Bernd Kirschbaum, Dr. Avri Havron, and Dr. Gili Hart, all of whom are independent under the listing standards of the Nasdaq Listing Rules.

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

6.D. Employees

As of December 31, 2020, the Company had 50 full time employees. The Company’s Chief Scientific & Medical Officer provides services on a part-time basis pursuant to a consulting agreement. Forty four of the Company’s employees are currently involved in product development, and six provide general and administrative services. All of these employees are located in Israel.

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

6.E. Share ownership

Equity Incentive Plans

Pursuant to the Merger Agreement, all outstanding Enlivex R&D options that were unexercised immediately prior to the Merger were assumed by the Company in the Merger and are administered under the 2013 Incentive Option Plan described below.

2019 Incentive Option Plan

We maintain the pre-merger Bioblast 2013 Incentive Option Plan (the “2013 Plan”). As of December 31, 2020, there were a total of 15,500 options to purchase ordinary shares under our 2013 Plan, of which 15,500 options to purchase ordinary shares were issued, outstanding and excercisable at a weighted average exercise price of $90.16 per share.

We also maintain our 2014 Global Share Incentive Plan (the “2014 Plan”). In June 2019, the Company adopted its Global Share Incentive Plan (2019) (the “2019 Plan”), under which all ordinary shares that remained available for future grant under all existing plans were reserved for issuance with respect to awards that may be granted under the 2019 Plan. As of December 31, 2020, there were a total of 2,350,704 options to purchase ordinary shares under our 2019 Plan, of which 1,884,420 options to purchase ordinary shares were issued and outstanding and 177,632 remained available for future issuance. A total of 1,283,193 options to purchase ordinary shares were vested as of that date, with a weighted average exercise price of $5.15 per share.

Our 2019 Plan, which was adopted by the Enlivex Board of Directors on June 3, 2019, was assumed by the Company pursuant to the Merger. A copy of the 2019 plan is filed as Exhibit 4.2 to this Annual Report on Form 20-F.

The 2019 Plan is administered by our Board of Directors, which shall determine, subject to Israeli law, the grantees of awards and various terms of the grant. The 2019 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961 (the “Ordinance”).

Options granted under the 2019 Plan to Israeli employees have been granted under the capital gains track of Section 102 of the Ordinance. Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders, to receive favorable tax treatment for compensation in the form of shares or options. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee (without a trustee). Section 102(b)(2) of the Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. In order to comply with the terms of the capital gains track, all options granted under the 2013 and 2019 Plans pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the ordinary shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

Options granted under the 2019 Plan will generally vest over four years commencing on the date of grant such that 25% vest after one year, thereafter, the Options shall vest in 3 equal annual installments (every 12 months), each equal substantially to 25% of the shares subject to the Option granted herein, over three years. Options that are not exercised within ten years from the grant date expire, unless otherwise determined by the Board of Directors or its designated committee, as applicable. In case of termination for reasons of disability or death, the grantee or his legal successor may exercise options that have vested prior to termination within a period of six to twelve months from the date of disability or death. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

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

7.A. Major shareholders

The following table and the related notes present information with respect the beneficial ownership of the Company’s ordinary shares as of March 30, 2021 by:

●	each shareholder known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares immediately following the closing of the Merger and Private Placement;

●	each director of the Company;

●	each executive officer of the Company; and

●	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The percentage of ordinary shares beneficially owned is based on 18,305,811 ordinary shares issued and outstanding as of March 30, 2021.

Ordinary shares of the Company that may be acquired by an individual or group within 60 days of March 30, 2021, pursuant to the exercise of the Company’s outstanding options or warrants, are deemed outstanding for the purposes of computing the percentage of ordinary shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of ordinary shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
The Company’s 5% or Greater Shareholders (other than Directors and Executive Officers)
HBL-Hadasit Bio-Holdings Ltd	1,110,544	6.07%
KIP Global Pharma-Ecosystem Private Equity Fund	1,417,950	7.75%

Directors and Executive Officers
Shai Novik (1)	1,045,411	5.61%
Avri Havron (2)	229,356	1.25%
Dror Mevorach (3)	528,209	2.84%
Gili Hart, Director (4)	95,192	*
Sangwoo Lee (5)	39,894	*
Brian Schwartz		*
Michel Habib (5)	39,894	*
Baruch Halpert (6)	91,511	*
Bernhard Kirschbaum (7)	26,596	(* )
Oren Hershkovitz (8)	43,981
Shachar Shlosberger (9)	6,454	*

All directors and executive officers as a group	2,146,497	11.13%

*	Less than 1%.

(1)	Includes 332,185 shares underlying options exercisable within 60 days from March 30, 2021, of which 132,979 options expire in January 2025 and have an exercise price of USD 2.69, and 108,928 options expire in December 2027 and have an exercise price of USD 6.22 and 90,278 options expire in May 2030 and have an exercise price of USD 3.66
(2)	Includes 53,192 shares underlying options exercisable within 60 days from March 30, 2021, which expire in January 2025 and have an exercise price of USD 2.69.
(3)	Includes 308,928 shares underlying options exercisable within 60 days from March 30, 2021, of which 200,000 options expire in January 2025 and have an exercise price of USD 2.69, 90,774 options expire in December 2027 and have an exercise price of USD 6.22, and 18,154 of these options expire in January 2028 with an exercise price of USD 6.22.
(4)	Includes 66,490 shares underlying options exercisable within 60 days from March 30, 2021, which expire in January 2025 and have an exercise price of USD 2.69.
(5)	Includes 39,894 shares underlying options exercisable within 60 days from March 30, 2021, which expire in December 2027 and have an exercise price of USD 6.22.
(6)	Includes 73,236 shares underlying options exercisable within 60 days from March 30, 2021, of which 39,894 options expire in December 2027 and have an exercise price of USD 6.22, and 33,342 options expire in January 2028 and have exercise price of USD 6.22.
(7)	Includes 26,596 shares underlying options exercisable within 60 days from March 30, 2021, which expire in July 2028 and have an exercise price of USD 6.22.
(8)	Includes 37,500 shares underlying options exercisable within 60 days from March 30, 2021, which expire in November 2029 and have an exercise price of USD 8.19.
(9)	Includes 6,454 shares underlying options exercisable within 60 days from March 30, 2021, of which 1,937 options expire in April 2026 and have an exercise price of USD 2.69, 1,452 options expire in March 2027 and have an exercise price of USD 2.69, 1,089 options expire in December 2027 and have an exercise price of USD 6.22 and 726 options expire in December 2028 and have an exercise price of USD 10.12 and 1,250 options expire in March 2030 and have an exercise price of USD 4.68

According to our transfer agent, as of March 30, 2021, there were 79 record holders of our ordinary shares, among whom are 5 U.S. holders (including Cede & Co., the nominee of the Depositary Trust Company, holding 67.35% % of our ordinary shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares are held by brokers or other nominees. None of our shareholders has different voting rights from other shareholders.

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

Certain Relationships and Related Party Transactions

The following is a summary description of the material terms of those transactions with related parties to which we are party, and which were in effect within the 2020 fiscal year through March 30, 2021.

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

Insurance

In addition to the indemnification agreements described above, we have obtained directors’ and officers’ liability insurance with maximum coverage of $5 million in the aggregate for the benefit of the Company and our office holders and directors. Such directors’ and officers’ liability insurance contains certain standard exclusions.

We also maintain insurance for our offices in Nes Ziona and Jerusalem, Israel. Our insurance program covers approximately $2.8 million of equipment, inventory and lease improvements against risk of loss and damage. In addition, we maintain the following insurance: employer liability with coverage of approximately $6 million; and third-party liability with coverage of approximately $3 million.

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

8.B. Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes since December 31, 2020, until the date of the filing of this annual report.

ITEM 9.	The offer and listing

9.A. Offer and listing details

Not applicable.

9.B. Plan of distribution

Not applicable.

9.C. Market for Ordinary Shares

Our ordinary shares are listed on the Nasdaq Capital Market under the new symbol “ENLV” and on the Tel Aviv Stock Exchange under the symbol “ENLV”

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

An additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeded NIS 649,560, in 2020.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “substantial shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. An additional tax at a rate of 3% will be imposed on high earners whose annual income or gains exceeded NIS 649,560, in 2020.

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

U.S. Federal Income Taxation

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “TCJA”), was signed into law making significant changes to U.S. income tax law, including a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, modification of the U.S. international taxation system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. We did not see a material direct impact on our financials as of December 31, 2020.

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

Based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we likely will be classified as a PFIC. In addition, we may have been a PFIC in prior years and may be a PFIC in the future. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders described above. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making applicable elections under the PFIC rules.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Executive Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Yarel + Partners, our principal independent registered public accounting firm, as stated in their report that appears herein.

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

Other than as described in the preceding paragraph, during the year ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit committee financial expert

Our Board of Directors has determined that Mr, Michel Habib, a member of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

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

The following table provides information regarding fees paid by us to Yarel + Partners, our principal independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Audit fees (1)	$141,806	$171,180
Audit related fees (2)
Tax Fees (3)	10,167	4,500
All other fees
Total	$151,973	$175,680

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.
(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independence auditor including SEC filings, comfort letter, consents and comment letters in connection with regulatory filings.
(3)	Includes professional fees related to tax returns and other tax related services.

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

Audited Financial Statements

ITEM 19.	Exhibits

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Amended and Restated Articles of Association of the Company, filed as Exhibit 99.2 to Form 6-K filed on March 27, 2019 (File No. 001-36578) and incorporated herein by reference.

2.1	Description of Ordinary Shares, filed as Exhibit 2.1 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference.

4.1	Bioblast Pharma Ltd. 2013 Incentive Option Plan, as amended, filed as Exhibit 4.1 to Form 20-F filed on March 29, 2016 (File No. 001-36578), and incorporated herein by reference.

4.2	Enlivex Therapeutics Ltd. 2014 Global Share Incentive Plan, filed as Exhibit 4.2 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.3	Enlivex Therapeutics Ltd. 2019 Global Share Incentive Plan, filed as Exhibit 4.3 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference.

4.4	Agreement and Plan of Merger, dated November 19, 2018 by and among Bioblast Pharma Ltd., Treblast Ltd. and Enlivex Therapeutics Ltd., filed as Exhibit 99.1 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference.

4.5	Form of Ordinary Share Purchase Warrant issued to investors on March 22, 2016, filed as Exhibit 4.1 to Form 6-K filed on March 18, 2016 (File No. 001-36578), and incorporated herein by reference.

4.6	Form of Indemnification Agreement, filed as Exhibit 4.5 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.7	Agreement between the Company and A.S. Novik, dated as of September 7, 2018, filed as Exhibit 4.6 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.8	Employment Agreement between the Company and Oren Hershkovitz, dated as of November 16, 2019, filed as Exhibit 4.8 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference.

4.9	Employment Agreement between the Company and Shachar Shlosberger, dated as of May 3, 2016, filed as Exhibit 4.8 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.10	Consulting Agreement between the Company, Hadasit Medical Research Services and Development and Dror Mevorach, dated as of January 1, 2017, filed as Exhibit 4.9 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.11	License Agreement between the Company and Tolaren Ltd., dated as of April 30, 2008, filed as Exhibit 4.10 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.12	License Agreement between the Company, Hadasit Medical Research Services and Development Ltd. And Yissum Research and Development Company Ltd., dated as of March 12, 2006, filed as Exhibit 4.11 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

4.13	Securities Purchase Agreement, dated March 11, 2019, filed as Exhibit 99.1 to Form 6-K filed on March 27, 2019 (File No. 001-36578) and incorporated herein by reference.

4.14	Contingent Value Rights Agreement, dated November 19, 2018, filed as Exhibit 99.2 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference.

4.15†	Research Agreement, between the Company and Cell Generation (C-G) Ltd., dated May 12, 2019, filed as Exhibit 4.15 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference.

4.16	Form of Securities Purchase Agreement in the February 2020 offering (filed as Exhibit 1.1 to Form 6-K filed on February 26, 2020 (File No. 001-36578), and incorporated herein by reference.

4.17	Form of Placement Agent Warrant in the February 2020 offering (filed as Exhibit 4.1 to Form 6-K filed on February 26, 2020 (File No. 001-36578), and incorporated herein by reference.

4.18	Form of Securities Purchase Agreement in the March 2020 offering (filed as Exhibit 1.1 to Form 6-K filed on March 5, 2020 (File No. 001-36578), and incorporated herein by reference.

4.19	Form of Investor Warrant in the March 2020 offering (filed as Exhibit 4.1 to Form 6-K filed on March 5, 2020 (File No. 001-36578), and incorporated herein by reference.

4.20	Form of Placement Agent Warrant in the March 2020 offering (filed as Exhibit 4.2 to Form 6-K filed on March 5, 2020 (File No. 001-36578), and incorporated herein by reference.

4.21	At The Market Offering Agreement, dated October 22, 2020, between Enlivex Therapeutics Ltd. and H.C. Wainwright & Co., LLC (filed as Exhibit 10.1 to Form 6-K filed on October 22, 2020 (File No. 001-36578), and incorporated herein by reference.

4.22

Amended and Restated Underwriting Agreement, dated February 9, 2021, by and between Enlivex Therapeutics Ltd. and H.C. Wainwright & Co., LLC (filed as Exhibit 1.1 to Form 6-K filed on February 12, 2021 (File No. 001-36578), and incorporated herein by reference.

4.23	Form of Underwriter Warrant in the February 2021 offering (filed as Exhibit 10.1 to Form 6-K filed on February 12, 2021 (File No. 001-36578), and incorporated herein by reference.

4.24*	Amendment, dated as of effective as of January 1, 2020, to the Consulting Agreement by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd.

8.1*	List of Subsidiaries of Enlivex Therapeutics Ltd.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Consent of Yarel + Partners

16.1	Letter to the SEC from Kost, Forer, Gabbay & Kasierer, a member of EY Global, filed as Exhibit 16.1 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference.

101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2020 formatted in XBRL (eXtensible Business Reporting Language): (i) the Balance Sheets, (ii) the Statements of Operations, (iii) the Statements of Changes in Shareholders’ Equity, (iv) the Statements of Cash Flows (v) the Notes to Financial Statements and (vi) Unaudited Pro Forma Financial Information, tagged as blocks of text and in detail.

*	Filed herewith.
†	Portions of the exhibit have been omitted because such information is both (i) not material and (ii) could be competitively harmful if publicly disclosed.

SIGNATURES

Enlivex Therapeutics Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Enlivex Therapeutics Ltd.

By:	/s/ Oren Hershkovitz
Oren Hershkovitz
Chief Executive Officer

Date: April 30, 2021

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ENLIVEX THERAPEUTICS LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Enlivex Therapeutics Ltd. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements).

We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Stock-Based Compensation — Refer to Note 12 to the financial statements

Critical Audit Matter Description

The Company issues stock options. During the year ended December 31, 2020, the Company issued stock options for 360,500 shares and recorded stock option related compensation expense of $670 thousands. The Company estimated the fair value of these stock options granted using the Black-Scholes option pricing model. The option pricing model required the Company to make a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements of comparable companies over the period equal to the expected option term.

Auditing the Company’s accounting for stock options required auditor judgment due to the subjectivity of assumptions used to estimate the fair value of stock options granted.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the stock-based compensation included the following, among others:

●	We assessed the accuracy and completeness of the awards granted during the year by reading the relevant Board of Directors minutes and grant documents.

●	We evaluated the appropriateness of the valuation method used for the stock option grants and whether the method used for determining fair value was applied consistently with the valuation of similar grants in prior periods.

●	We evaluated the significant assumptions used by management to calculate the fair value of stock options granted including evaluation of the comparable companies used and performed independent calculations of the expected volatility.

●	We developed an independent estimate of the fair value for all the grants during the year and compared our estimate of fair value to the fair value used by management.

/s/ Yarel + Partners

Yarel + Partners

Certified Public Accountants (Isr.)

Tel-Aviv, Israel

April 20, 2021

We have served as the Company’s auditor since 2013.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2020	2019
ASSETS
Current Assets
Cash and cash equivalents (notes 2d, 3)	$5,673	$3,948
Short term deposits (note 4)	30,034	8,060
Prepaid expenses and other receivables	1,164	913
Restricted cash	79	100
Cash held with respect to CVR Agreement (notes 3,8)	1,171	1,400
Receivables for the sale of Trehalose (note 8)	-	2,000
Total Current Assets	38,121	16,421

Non-Current Assets
Property and equipment, net (notes 2f, 5)	1,481	648
Other assets (notes 2h, 6, & 9)	756	491
Total Non-Current Assets	2,237	1,139
TOTAL ASSETS	$40,358	$17,560

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade (note 14)	$463	$316
Accrued expenses and other liabilities (note 7)	2,738	2,264
CVR holders (note 8)	1,171	3,400
Total Current Liabilities	4,372	5,980

Non-Current Liabilities
Other long-term Liabilities (notes 2h, 9)	499	298
Total Non-Current Liabilities	499	298

Commitments and Contingent Liabilities (note 10)

TOTAL LIABILITIES	4,871	6,278

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.40 ($0.11) par value: (note 11) Authorized: 45,000,000 shares as of December 31, 2020 and 2019; Issued and outstanding:14,587,934 and 10,334,126 as of December 31, 2020 and 2019;	1,646	1,151
Additional paid in capital	70,361	37,104
Foreign currency translation adjustments (note 2c)	977	(1,300)
Accumulated deficit	(37,497)	(25,673)
TOTAL SHAREHOLDERS’ EQUITY	35,487	11,282
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$40,358	$17,560

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020	2019	2018
Revenues (note 2k)	$-	$-	$-

Operating expenses:
Research and development expenses, net (notes 2l, 16a)	6,086	5,604	4,013
General and administrative expenses (note 16b)	3,699	3,015	1,286
	9,785	8,619	5,299

Operating (loss)	(9,785)	(8,619)	(5,299)

Financial income (note 16c)	225	238	1,060
Financial expenses (note 16d)	(2,264)	(1,003)	(3)

Net (loss)	$(11,824)	$(9,384)	$(4,242)

Other comprehensive gain (loss)
Interest on convertible notes
Exchange differences arising from translating financial statements from functional to presentation currency (note 2c)	2,277	951	(748)
Total other comprehensive gain (loss)	2,277	951	(748)
Total comprehensive (loss)	$(9,547)	$(8,433)	$(4,990)

Basic & diluted (loss) per share (note 2p)	$(0.90)	$(1.11)	$(1.40)
Weighted average number of shares outstanding	13,169,208	8,649,486	3,509,346

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares		Preferred Shares		Additional	Currency
	Number of shares	Share capital	Number of shares	Share capital	paid in capital	translation adjustments	Accumulated deficit	Total

JANUARY 1, 2018	3,509,344	$396	4,433,534	$465	$21,182	(1,503)	$(12,047)	$8,493

Issuance of Preferred Shares for cash consideration of $5,350 net of $156 issuance costs	-	-	525,171	59	5,135	-	-	5,194
Exercise of options	61	*	-	-	*	-	-	*
Stock based compensation	-	-	-	-	1,009	-	-	1,009
Other comprehensive loss	-	-	-	-	-	(748)	-	(748)
Net loss	-	-	-	-	-	-	(4,242)	(4,242)

DECEMBER 31, 2018	3,509,405	396	4,958,705	524	27,326	(2,251)	(16,289)	9,706

Conversion of Preferred Shares to Ordinary Shares	5,479,547	605	(4,958,705)	(524)	(81)	-	-	-
Issuance of shares upon exercise of warrants	20,348	2	-	-	247	-	-	249
Issuance of shares for cash consideration of $8,362 net of $655 issuance costs	682,631	76	-	-	7,631	-	-	7,707
Shares issued in conjunction with share option exercise	221,641	25	-	-	574	-	-	599
Issuance of shares in connection with the merger	420,554	47	-	-	597	-	-	644
Stock based compensation	-	-	-	-	810	-	-	810
Other comprehensive gain	-	-	-	-	-	951	-	951
Net loss	-	-	-	-	-	-	(9,384)	(9,384)

DECEMBER 31, 2019	10,334,126	1,151	-	-	37,104	(1,300)	(25,673)	11,282

Issuance of shares and warrants for cash consideration of $26,968 net of $2,501 issuance costs	3,286,416	382	-	-	24,085			24,467
Exercise of options	37,746	4	-	-	97			101
Exercise of warrants	929,646	109	-	-	8,405			8,514
Stock based compensation			-	-	670			670
Other comprehensive loss			-	-		2,277		2,277
Net loss			-	-	-		(11,824)	(11,824)

DECEMBER 31, 2020	14,587,934	$1,646	-	$-	$70,361	$977	$(37,497)	$35,487

*	Less than $1

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net (loss)	$(11,824)	$(9,384)	$(4,242)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	286	206	121
Non-cash operating lease expense	167	168	-
Decrease in retirement benefit obligations	-	(7)	-
Loss on sale of property and equipment	-	75	-
Share-based compensation	670	810	1,009
Changes in fair value of warrants exercisable into shares	-	51	(132)
Changes in operating asset and liability items:
(Increases) decrease in prepaid expenses and other receivables	1,823	318	(423)
Increase (decrease) in accounts payable trade	36	114	145
Increase (decrease) in accrued expenses and other liabilities	(2,022)	775	361
Operating lease liabilities	(143)	(167)	-
Net cash (used in) operating activities	(11,007)	(7,041)	(3,161)

Cash flows from investing activities
Purchase of property and equipment	(1,019)	(193)	(461)
Proceeds from sale of property and equipment	-	4	-
Investment in short-term bank deposits, net	(19,958)	(7,714)	(40)
Net cash, cash equivalents and restricted cash received in the issuance of shares for the net assets of Bioblast Pharma Ltd.	-	1,544	-
Net cash provided by (used in) investing activities	(20,977)	(6,359)	(501)

Cash flows from financing activities
Proceeds from issuance of shares and warrants, net	24,467	7,707	5,194
Proceeds from exercise of warrants	8,514	-	-
Proceeds from exercise of options	101	599	*
Net cash provided by financing activities	33,082	8,306	5,194

Increase in cash, cash equivalents and restricted cash	1,098	(5,094)	1,532
Cash, cash equivalents and restricted cash - beginning of year	5,524	9,792	9,032
Exchange rate differences on cash, cash equivalents and restricted cash	390	826	(772)
Cash, cash equivalents and restricted cash - end of year	$7,012	$5,524	$9,792

Non-cash transactions:
Warrants issued in settlement of issuance costs to a placement agent	$564	$-	$-
Conversion of preferred stock to ordinary shares	$-	$525	$-
Conversion of 6% preference on preferred shares to ordinary shares	$-	$2,071	$-
Issuance of ordinary shares upon exercise of warrants	$-	$249	$-
Issuance of shares to the former shareholders of Bioblast Pharma Ltd.	$-	$47	$-
Net assets acquired in the issuance of shares for the net assets of Bioblast Pharma Ltd. excluding cash, cash equivalents and restricted cash:
Assets acquired	-	(2,632)	-
Less - liabilities assumed	-	3,532	-
	$-	$900	$-
Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-	$-
Cash received for interest, net	$160	$112	$138

*	Less than $1

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a.	General

Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) is a clinical-stage immunotherapy company originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd. On March 26, 2019, upon consummation of a merger transaction between the Parent and Enlivex Therapeutics R&D Ltd., (“Enlivex R&D”, formerly known as Enlivex Therapeutics Ltd.), pursuant to which a wholly owned subsidiary of the Parent merged with and into Enlivex R&D (the “Merger”), the Parent changed its name to Enlivex Therapeutics Ltd. The Merger has been treated as a reverse recapitalization of the Parent for financial accounting and reporting purposes; and Enlivex R&D was treated as the acquirer and the Parent was treated as the acquired entity.

As a result of the Merger, the financial statements of the Company prior to the Merger are the historical financial statements of Enlivex R&D whereas the financial statements of the Company after the Merger reflect the results of the consolidated operations.

Enlivex R&D was incorporated in September 2005 under the laws of the State of Israel. The Company is a clinical stage immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the certain diseases, which include solid tumors, sepsis, COVID-19, and others.

The AllocetraTM concept has been based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

In January 2015, Bioblast Pharma Inc. was established in the State of Delaware as a wholly owned subsidiary of the Parent. On July 1, 2020 Bioblast Pharma Inc changed its name to Enlivex Therapeutics Inc.

The Company’s ordinary shares, NIS 0.40 per share (“Ordinary Shares” or “ordinary shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

b.	Financial resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects its operations to continue to require cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company’s has experienced net losses since its inception, and, as of December 31, 2020, had accumulated deficit of $37.5 million.

The Company raised $29.5 million (before deducting placement agent fees and offering expenses) in conjunction with securities offerings during 2020 and additional $8.6 million from exercises of options and warrants. However, the Company expects to continue to incur additional losses for at least the next several years and over that period the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay part of its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

The Company’s management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least twelve months from the filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, of which these audited consolidated financial statements form a part. The Company may determine, however, to raise additional capital during such period as its Board of Directors deems prudent.

The Company’s management plans to finance the Company’s operations with issuances of its equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

Based on the Company’s current assessment, the Company does not expect any material impact on its development timeline or its liquidity due to currently ongoing COVID-19 pandemic. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, will depend on future developments that are highly uncertain as of the date of issuance of these consolidated financial statements. Actual results could differ from the Company’s estimates.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation

The Company’s audited consolidated financial statements as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation. The significant accounting policies described below have been applied on a consistent basis for all years presented.

The financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss. The Company classifies its expenses on the statement of comprehensive loss based on the operating characteristics of such expenses.

b.	Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions, it also requires that management exercise its judgment in applying the Company’s accounting policies. The Company’s management believes that the estimates, judgments and assumptions used were reasonable based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts in the statements of operations during each reporting period. Actual results could differ materially from those estimates.

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

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table presents data regarding the U.S. dollar exchange rate:

	2020	2019	2018
At December 31, 1 U.S. $ =	NIS 3.215	NIS 3.456	NIS 3.748
Increase (decrease) during the year	(7.0)%	(7.8)%	8.1%
Average yearly exchange rates	NIS 3.442	NIS 3.564	NIS 3.595

d.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Restricted cash:

Amounts included in restricted cash are held in interest bearing saving accounts, represent cash amounts required to be set aside by a contractual agreement for the rental of the Company’s premises and for credit cards and cash amounts required to be set aside by other contractual agreements.

f.	Property and equipment

Property and equipment are stated at historical cost less depreciation. Assets are depreciated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Computers	33
Office furniture and equipment	7
Leasehold improvements	16.67
Laboratory equipment	15-33

g.	Impairment of non-financial assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2020, 2019, and 2018, no impairment losses were identified.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

i.	Stock-based compensation

The Company accounts for equity-based compensation awards to employees, directors and nonemployees based on the grant date fair value of those awards. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. Forfeitures are recognized as they occur.

The option pricing model requires a number of assumptions. Until the closing of the Merger, there was no market for the Company’s Ordinary Shares, consequently the Company utilized third-party valuations to estimate the fair value of its Ordinary Shares. For the estimation of the expected volatility of the Company’s share price, the Company used the historical volatility of comparable companies in the industry with characteristics similar to the Company, including stage of product development and focus on the life science industry. The expected term of options granted represents the period of time that options granted are expected to be outstanding, the company uses management’s estimates for the expected term of options due to insufficient readily available historical exercise data. The risk-free interest rate is based on the yield rates of U.S. Government Treasury Bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

j.	Employee benefits

The Company is required by Israeli law to make severance payments to Israeli employees upon their dismissal or termination of employment in certain circumstances. The Company operates a number of post-employment defined contribution plans. A defined contribution plan is a program that benefits an employee after termination of employment, under which the Company regularly makes fixed payments to a fund administered by a separate and independent entity so that the Company has no legal or constructive obligation to pay additional contributions if such fund does not contain sufficient assets to pay all employees the benefits to which they may be entitled relating to employee service in the current and prior periods. The fund assets are not included in the Company’s consolidated balance sheets. The Company operates pension and severance compensation plans subject to Section 14 of the Israeli Severance Pay Law. The plans are funded through payments to insurance companies or pension funds administered by trustees. In accordance with its terms, the plans meet the definition of a defined contribution plan.

Short term employee benefits - Labor laws in Israel entitle every employee to vacation days, paid sick leave and recreation pay, computed annually. The Company recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

k.	Revenue Recognition

The Company has not yet generated any revenue from product sales or otherwise.

l.	Research and development expenses, net

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including clinical trials, manufacturing costs, consulting fees and facilities and overhead costs. All costs associated with research and developments are expensed as incurred. As of December 31, 2020, the Company had not yet capitalized development expenses.

Grants received from Israel Innovation Authority, Ministry of Industry, Trade and Labor (the “IIA”), were recognized when the grant becomes receivable, provided there was reasonable assurance that the Company will comply with the conditions attached to the grant and there was reasonable assurance the grant will be received. The grant is deducted from the research and development expenses as the applicable costs are incurred. Clinical trial expenses are charged to research and development expense as incurred. The Company’s objective is to reflect the appropriate trial expense in the consolidated financial statements by matching the appropriate expenses with the period in which services and efforts are expended. In the event advance payments are made, the payments are recorded as assets, which are expensed as services are rendered.

m.	General and administrative

General and administrative expenses consist of compensation and related benefits, including stock-based compensation, for executive and corporate personnel; professional and consulting fees; and allocated overhead such as facilities and equipment rent and maintenance, insurance costs allocated to general and administrative expenses, costs of patent applications, maintenance, depreciation expense, marketing costs, and other miscellaneous expenses which are allocated to general and administrative expense.

n.	Patents

The Company expenses all costs associated with patents for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company is applying for a number of patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company recorded a charge to operations of approximately $374 thousand, $120 thousand and $242 thousand for the years ended December 31, 2020, 2019 and 2018, respectively, related to patent costs.

o.	Income taxes

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

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2020, the Company recorded a liability of $682 thousand for uncertain tax positions. The Company does not expect that the amounts of uncertain tax positions will change significantly within the next year.

p.	Loss per share

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential shares in accordance with ASC 260, “Earnings per Share.”

All outstanding preferred stock, options and warrants for the years ended December 31, 2020, 2019 and 2018 have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all years presented. For the years ended December 31, 2020, 2019 and 2018, the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share was 3,526,214, 3,247,127 and 8,638,789, respectively. The following data show the amounts used in computing income (loss) per share and the effect on income (loss):

	Year ended December 31,
(in thousands except share and per share data)	2020	2019	2018
Basic and diluted (loss) per share:
(Loss) from continuing operations	$(11,824)	$(9,384)	$(4,242)
Interest of 6% to Cumulative Preferred Stock	-	(198)	(659)
	$(11,824)	$(9,582)	$(4,901)

Number of common shares at the beginning of the year	10,334,126	3,509,405	3,509,344
Weighted average number of shares issued for cash	2,603,763	518,295	-
Weighted average number of shares issued in connection with the merger	-	322,617	-
Weighted average number of stock options exercised	21,749	80,073	2
Weighted average number of warrants exercised	209,570	15,609	-
Weighted average number of shares issued in connection with conversion of Preferred Shares	-	4,203,487	-
Number of shares used in per share computation	13,169,208	8,649,486	3,509,346

Basic and diluted net (loss) per share	$(0.90)	$(1.11)	$(1.40)

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and cash held with respect to CVR Agreement (as defined in Note 8).

Cash and cash equivalents and restricted cash are invested in major banks in Israel. Cash held with respect to CVR Agreement is deposited in a trust account with a private investment house. Such deposits in Israel are not insured. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company has no foreign exchange contracts or any other hedging arrangements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

r.	Fair value of financial instruments

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

Level 3 - inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data). The Company’s warrants, exercised to ordinary shares prior to the Merger in 2019, were classified as level 3 in the fair value hierarchy and measured at fair value on a recurring basis.

s.	Comprehensive income (loss)

Comprehensive loss is the change in shareholders’ equity from transactions and other events and circumstances other than those resulting from investments by shareholders and distributions to shareholders.

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements.

The Company’s other comprehensive income (loss) is currently comprised of gains or losses resulting from translation adjustments which result from translating the Company’s financial statements into U.S. dollars when its functional currency is different than the U.S. dollar.

t.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any significant impact on the Company’s equity, net income or cash flows.

u.	Recently Issued Accounting Standards

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

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), which provides optional guidance to ease the potential burden in accounting due to reference rate reform. The guidance in this update provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into on or before December 31, 2022. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

v.	Recently Adopted Accounting Standards

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted upon issuance. The Company adopted this standard on January 1, 2019.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31,
(in thousands)	2020	2019
Cash held in banks	$1,173	$937
Bank deposits in U.S.$ with original maturities of three months or less (annual average interest rates 0.32% and 1.8%)	4,500	3,011
Total cash and cash equivalents	5,673	3,948
Cash held with respect to CVR Agreement, see note 8	1,171	1,400
Short term restricted cash	79	100
Long-term restricted cash	89	76
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$7,012	$5,524

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – SHORT TERM DEPOSITS

	December 31,
(in thousands)	2020	2019
Bank deposits in U.S.$ (annual average interest rates 0.6% and 2.1%)	$30,034	$8,060

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	December 31,
(in thousands)	2020	2019
Cost:
Laboratory equipment	$1,256	$782
Computers	169	94
Office furniture & equipment	102	36
Leasehold improvements	712	152
Total cost	2,239	1,064
Accumulated depreciation:
Laboratory equipment	588	340
Computers	87	51
Office furniture & equipment	5	1
Leasehold improvements	78	24
Total accumulated depreciation	758	416
Depreciated cost	$1,481	$648

For the years ended December 31, 2020, 2019 and 2018, depreciation expenses were $286 thousand, $206 thousand and $121 thousand, respectively.

NOTE 6 – OTHER ASSETS

	December 31,
(in thousands)	2020	2019
Restricted cash	$89	$76
Long-term prepaid expenses	8	5
Right-of-Use assets, net	659	410
	$756	$491

NOTE 7 – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
(in thousands)	2020	2019
Vacation, convalescence and employees’ bonus accruals	$684	$318
Employees and payroll related	352	274
Short term operating lease liabilities	203	123
Accrued expenses and other	1,499	1,549
	$2,738	$2,264

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – REVERSE MERGER WITH BIOBLAST PHARMA LTD.

As described in Note 1, the Merger completed between Enlivex R&D and Parent was accounted for as an issuance of shares by Enlivex R&D for the net assets of the Parent, accompanied by a recapitalization. Enlivex R&D was considered the acquirer for accounting and financial reporting purposes and acquired the assets and assumed the liabilities of the Parent, and Enlivex R&D gained control of the combined company after the merger. The annual consolidated financial statements of the Company reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former shareholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The annual consolidated financial statements include the accounts of the Company and its subsidiary since the effective date of the Merger and the accounts of Enlivex R&D since inception.

Prior to the Merger, on February 19, 2019, the Parent sold its pre-Merger clinical development programs for “Trehalose” to Seelos Therapeutics, Inc. (“Seelos”), a clinical-stage biopharmaceutical company. Under the terms of the agreement between the Parent and Seelos, Seelos paid $1.5 million upon closing and paid an additional $2 million upon the first anniversary of the closing. Seelos has agreed to pay additional milestone payments of up to $17 million upon completion of the related clinical study for Trehalose and approval of a New Drug Application by the FDA, as well as royalties. At the closing of the Merger, the Parent, Enlivex R&D, the Parent’s pre-Merger CEO, as representative of the pre-Merger Parent’s shareholders, and a rights agent entered into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, the Parent’s shareholders immediately prior to the Merger received one CVR for each of the Parent’s ordinary shares held of record immediately prior to the closing of the Merger. Each CVR represents the right to receive payments based on the Parent’s pre-Merger clinical development programs. CVR holders are entitled to receive 100% of any payments up to $20 million received by the Company and 50% of any subsequent consideration in excess of such amount, in each case, net of all related transaction expenses.

The estimated fair value of the total consideration of the Merger was $5,152 thousand based on the shares of the Parent outstanding on the Merger date as adjusted per the merger agreement of 420,554 multiplied by the Company’s share price of $12.25 on the date of the Merger. The excess of the fair value of the consideration paid over the fair value of the net assets acquired as detailed below was $4,508 thousand.

The following summarizes the estimated fair value of the assets and liabilities acquired at the date of the merger:

(in thousands)
Cash and cash equivalents	$44
Prepaid expenses and other receivables	632
Cash held with respect to CVR Agreement	1,500
Receivables for the sale of Trehalose	2,000
Trade payables	(10)
Due to CVR Holders	(3,500)
Other current liabilities	(22)
$644

NOTE 9 – LEASES

The Company elected the transition provision provided by ASU no. 2018-11, Leases (Topic 842) that allows entities to continue to apply the legacy guidance in Topic 840, Leases, including its disclosure requirements, for the comparative periods presented in the year of adoption. Accordingly, the Topic 842 disclosures below are presented only as of the year ended December 31, 2019 and not for any prior period.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is a party to operating leases for its corporate offices, laboratory space and vehicles. The Company’s operating leases have remaining lease terms of up to 4.75 years, some of which include options to extend the leases for up to five years. On January 1, 2019, the Company recognized $399 thousand of ROU assets and of lease liabilities on the consolidated balance sheet for operating leases.

	Year ended December 31,
(in thousands)	2020	2019
The components of lease expense were as follows:
Operating leases expenses	$243	$192

Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$223	$188
Non-cash activity:
Right of use assets obtained in exchange for new operating lease liabilities	$398	$141

	December 31,
(in thousands)	2020	2019
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$920	$501
Accumulated amortization	261	91
Operating lease Right-of-Use assets, net	$659	$410
Lease liabilities – current - Accounts payable and accrued liabilities	$203	$123
Lease liabilities – noncurrent	499	298
Total operating lease liabilities	$702	$421
Weighted average remaining lease term in years	3.64	3.33
Weighted average annual discount rate	11.9%	10.7%

(in thousands)
Maturities of operating lease liabilities as of December 31, 2020, were as follows:
2021	$258
2022	231
2023	182
2024	93
2025	53
Total undiscounted lease liability	817
Less: Imputed interest	(115)
Present value of lease liabilities	$702

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

a)	Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the IIA), computed on the basis of proceeds from the sale or license of products which development was supported by State grants. In accordance with the terms of the financial participation, the State is entitled to royalties on the sale or license of any product which development was supported with State participation. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at the LIBOR rate.

The aggregate contingent obligation payable by the Company as of December 31, 2020 was approximately $6,303 which represents the gross amount of grants received by the Company from the IIA, including accrued interest as of December 31, 2020. As of December 31, 2020, the Company had not paid any royalties to the IIA.

In March 2020, the Company submitted a grant application to the IIA for funding of its clinical development program of prevention of organ dysfunction and cytokine storms associated with COVID-19. The Company’s application for grants of NIS 1,857 thousand ($578 thousand) was approved by the IIA in April 2020 for a period commencing April 1, 2020 and ending March 31, 2021. The approved IIA funding was approximately 30% of the total expenses for the approved clinical program which was executed in Israel.

In January 2020, the Company submitted a grant application to the IIA for funding of its clinical development program of prevention of cytokine storms and organ dysfunction associated with Sepsis. The Company’s application for grants of NIS 3,467 thousand ($1,078 thousand) was approved by the IIA in April 2020 for a period commencing April 1, 2020 and ending March 31, 2021. The approved IIA funding was approximately 30% of the total expenses for the approved clinical program which was executed in Israel.

b)	On September 7, 2018 the Company entered into an agreement with its Executive Chairman. Pursuant to the agreement, upon termination of the Chairman’s board service, under certain conditions defined in the agreement, the Executive Chairman will be entitled to receive an amount of up to three times his then annual base retainer plus the value of accrued benefits. As of December 31, 2020, no termination liability was accrued or paid.

On June 28, 2020 the Company and the Executive Chairman signed an amendment to the agreement (the “Amendment”) awarding the Executive Chairman, upon the successful completion of a clinical trial conducted by the Company as determined in the Amendment, at any time during the first two calendar years from the date of the Amendment, a special bonus. The special bonus may only be awarded once in any financial year in respect of the successful completion of a Clinical Trial in the same financial year. The special bonus comprised of (i) a cash bonus in the amount of 100% of his annual base retainer; and (ii) 250,000 options, vesting equally over 36 months at an exercise price equal to a 25% discount. As of December 31, 2020, a special bonus was not accrued or paid.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY

a)	Ordinary shares confer upon their holders the right to participate and vote in general shareholders’ meetings, to share in the distribution of dividends if declared by the Company and the right to receive assets of the Company upon its liquidation.

b)	On October 22, 2020, the Company entered into an at the market offering agreement (the “Sales Agreement”), pursuant to which the Company may, from time to time and at the Company’s option, issue and sell ordinary shares having an aggregate offering price of up to $25 million, through a sales agent, subject to certain terms and conditions. All shares sold pursuant to the Sales Agreement were sold pursuant to the Company’s effective shelf registration statement on Form F-3. The Company must pay the sales agent a cash commission of 3% of the gross proceeds of the sale of any shares sold through the sales agent under the Sales Agreement. As of December 31, 2020, 192,666 ordinary shares were issued under the Sales Agreement for aggregate proceeds of $2,218 thousand net of $207 thousand issuance expenses.

c)	On March 5, 2020, the Company completed a registered offering pursuant to which certain investors purchased 2,093,750 ordinary shares and 2,093,750 warrants to purchase ordinary shares at a combined offering price of $8 per ordinary share and associated warrant. Net proceeds of the offering were $15,238 thousand after deducting offering expenses. The investors’ warrants are immediately exercisable for 2,093,750 ordinary shares at $9 per share, and will remain exercisable until the two-year anniversary of their date of issuance.

The sale of ordinary shares and issuance of warrants qualified for equity treatment under GAAP. The respective values of the warrants and ordinary shares issued to investors were calculated using their relative fair values and classified under ordinary shares and additional paid-in capital.

The warrants were valued using a Black-Scholes model with the following assumptions: estimated weighted average volatility 68.24%; weighted average risk-free interest rate of 0.67%; no dividend; and a weighted average contractual expected life of 2 years. The value ascribed to the investors’ warrants was $3,723 thousand and $13,027 thousand to the ordinary shares.

In conjunction with the offerings, the Company also issued to the placement agent warrants to purchase up to 146,563 ordinary shares at an exercise price of $10 per share, such warrants have substantially the same terms as the investor warrants, except that the placement agent warrants are exercisable at a price of $10 per share. The placement agent warrants were valued at $232 thousand using a Black-Scholes model with the same assumptions used to estimate the investors’ warrants. The placement agent warrants were accounted for as additional issuance costs and classified under additional paid-in capital.

d)	On February 26, 2020, the Company completed a registered offering of ordinary shares pursuant to which certain investors purchased 1,000,000 ordinary shares at a price of $8 per share. Net proceeds of the offering were approximately $7,218 thousand after deducting offering expenses. In conjunction with the offering, the Company issued to the placement agent warrants to purchase up to 70,000 ordinary shares at an exercise price of $10 per share, exercisable until the five-year anniversary of their date of issuance. The warrants were valued upon issuance at $331 thousand using a Black-Scholes model with the following assumptions: estimated weighted average volatility 72%; weighted average risk-free interest rate of 1.14%; no dividend; and a weighted average contractual expected life of 5 years. The placement agent warrants were accounted for as additional issuance costs and classified under additional paid-in capital.

e)	Each of the Company’s warrants entitles the holder to exercise such warrant for one ordinary share and does not confer upon such holder any rights as an ordinary shareholder until such holder exercises such holder’s warrants and acquires the ordinary shares.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All warrants issued in the February and March 2020 offerings may be exercisable on a “cashless” basis in certain circumstances, including while there is no effective registration statement registering the ordinary shares issuable upon exercise of the warrants until the expiry of the warrants. Such registration statement was declared effective by the SEC on June 21, 2019.

All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

Following is a summary of changes in exercisable ordinary shares warrants during 2020:

	Number of Warrants	Exercise price per share	Issuance date	Expiration date
Outstanding January 1, 2020	27,016	$180	March 22, 2016	September 22, 2021
Issued to placement agent	70,000	$10	February 26, 2020	February 24, 2025
Issued to investors	2,093,750	$9	March 5, 2020	March 5, 2022
Issued to placement agent	146,563	$10	March 4, 2020	March 4, 2022
Exercised	(147,646)	$10
Exercised	(782,000)	$9
Outstanding December 31, 2020	1,407,683

f)	As described in footnotes 1 and 8, on March 26, 2019, the Company completed the Merger. In connection with the Merger, all outstanding shares of Enlivex R&D were exchanged for Ordinary Shares at a rate of 0.0484 Ordinary Shares for each share of Enlivex R&D.

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

Upon consummation of the Merger, all outstanding preferred stock (4,958,705 shares) with $2,070 thousand accrued and unpaid dividends thereon were converted into 5,479,547 Ordinary Shares, and all Enlivex R&D’s outstanding warrants were converted into 20,348 Ordinary Shares.

The Company incurred direct Merger-related costs totaling $655 thousand, which were recorded as a reduction to additional paid in capital.

In connection with the Merger, the Company entered into substantially identical securities purchase agreements with certain private investors, pursuant to which the investors purchased an aggregate of 682,631 Ordinary Shares for a purchase price of $12.25 per share, totaling $8,362 thousand.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SHARE-BASED COMPENSATION

a)	Stock option plan – general

In June 2019, the Company adopted the 2019 Equity Incentive Plan, under which all Ordinary Shares that remained available for future grant under all then existing plans were reserved for issuance with respect to awards that may be granted under the 2019 Equity Incentive Plan.

As of December 31, 2020, 2,350,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan, of which 177,632 shares were available for future grant.

Equity Incentive Plans and agreements generally expire after ten years from the date of grant. Upon termination of the optionee’s employment or other relationship with the Company, options cease vesting, vested options forfeit. Ordinary shares underlying options that are canceled or not exercised within the option term become available for future grant.

b)	Stock option information

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions during the periods indicated:

	Year ended December 31,
	2020	2019	2018
Weighted Average Risk-free interest rate	0.46%	1.67%	2.81%
Dividend yield	-	-	-
Weighted Average Volatility factor	76.32%	73.71%	74.73%
Weighted Average Expected life of the options	6	5	6

The following table contains additional information concerning options granted under the existing stock-option plans:

	For the year ended December 31,
	2020		2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	1,625,042	$5.72	1,801,418	$4.33	1,658,778	$4.11
Granted	360,500	$4.46	158,021	$8.72	305,244	$5.85
Forfeited and expired	(63,376)	$6.26	(128,256)	$5.24	(162,543)	$4.96
Exercised	(37,746)	$2.69	(221,641)	$2.70	(61)	$2.69
Pre-merger Bioblast options	-		$15,500	$90.17	-	$-
Outstanding at end of the year	1,884,420	$5.52	1,625,042	$5.72	1,801,418	$4.33
Exercisable at end of the year	1,283,193	$5.15	1,098,691	$3.71	1,026,582	$3.26

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Following is a summary of changes in nonvested shares granted:

	For the year ended December 31,
	2020		2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	526,351	$7.03	774,836	$5.70	885,879	$5.52
Granted	360,500	$3.86	158,021	$8.72	305,244	$5.85
Vested during the year	(249,965)	$6.07	(278,250)	$5.21	(257,068)	$4.97
Forfeited during the year	(35,659)	$6.24	(128,256)	$5.24	(159,219)	$5.16
Balance at end of the year	601,227	$5.93	526,351	$7.03	774,836	$5.70

The weighted-average fair value at grant date of options granted 2020, 2019 and 2018 were $2.93, $5.29 and $5.98.

The total unrecognized estimated compensation cost related to non-vested stock options granted until December 31, 2020 was $1,584, which is expected to be recognized over a weighted average period of 2 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for options outstanding at December 31, 2020:

Exercise Price	Number of Options Outstanding	Average Remaining Contractual Life (in years)	Intrinsic Value of Options Outstanding (in thousands)	No. of options exercisable
$2.69	685,992	4.51	$3,937,594	684,869
$3.66	250,000	9.34	$1,191,750	55,556
$4.68	63,000	9.25	$236,250	-
$6.22	659,861	7.05	$1,455,922	480,634
$8.19	150,000	8.88	$36,000	37,500
$9.02	40,500	9.88	$-	-
$10.12	12,126	7.93	$-	7,274
$12.21	2,421	8.24	$-	605
$21.4	5,020	8.57	$-	1,255
$90.16	15,500	0.69	$-	15,500
	1,884,420		$6,857,516	1,283,193

The total intrinsic value of options exercised during 2020 was $217 thousand.

d)	The following table summarizes share-based compensation expenses related to grants under the Equity Incentive Plan included in the statements of operations:

	Year ended December 31,
(in thousands)	2020	2019	2018
Research & development	$401	$607	$862
General & administrative	269	203	147
Total	$670	$810	$1,009

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES ON INCOME

a.	The Israeli corporate tax rate is 23%.

b.	The Company has not been assessed for tax purposes since its incorporation. Tax assessments through the year ended December 31, 2014 are deemed to be final.

c.

The Parent and its subsidiaries are taxed separately. As of the date of the Merger, the Parent had loss carry-forwards amounting to approximately $45.5 million deductible only against sale of assets and/or activities held by the Parent prior to the merger.

As of December 31, 2020, the Parent and Enlivex R&D had losses carry-forward amounting to approximately $5.1 million and $31.4 million, respectively, deductible from future taxable income. These losses carry-forward have no expiration date.

d.	The components of the provision for income taxes are as follows:

Year ended December 31,
(in thousands)	2020	2019	2018
Current tax	$-	$-	$-
Deferred tax	-	-	-
Provision for income taxes, net	$-	$-	$-

e.	Reconciliation of the theoretical tax expenses:

	Year ended December 31,
(in thousands)	2020	2019	2018
Loss before taxes	$11,824	$9,384	$4,242
Statutory tax rate	23%	23%	23%
Tax benefit	2,720	2,158	976
Permanent differences	642	(322)	(237)
Valuation allowance	(3,362)	(1,836)	(739)
Differences in tax rate	-	-	-
Tax expenses	$-	$-	$-

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

As of December 31, 2020, the Company had provided a full valuation allowance in respect of deferred tax assets. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized for the foreseeable future.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of the Company’s deferred tax liabilities and assets are as follows:

	Year ended December 31,
(in thousands)	2020		2019		2018
Tax assets in respect of:	$		$		$
Accrued employees’ and directors’ compensation		61		136		31
Research and development expenses		1,275		738		609
Net loss carry forward		8,303		4,744		2,743
Total deferred tax assets		9,639		5,618		3,383
Less - valuation allowance		(9,639)		(5,618)		(3,383)
Deferred tax assets		$-		$-		$-

NOTE 14 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Related parties’ balances:

	December 31,
(in thousands)	2020	2019
Key management personnel - reported in the accompanying consolidated balance sheets in Current Liabilities - Accounts payable trade	$175	$79

b)	Related parties’ transactions

On May 12, 2019, the Company entered into a research agreement with its Chief Scientific & Medical Officer under which the executive officer undertook to perform a patients’ study according to the terms defined in the agreement. The agreement will terminate upon the completion of the study according to the study protocol and the submission of all reports and other documentation, or if earlier, upon termination by any of the parties pursuant to the terms of the agreement. In the event of early termination for any reason, the Company shall pay the executive officer the following payments: (i) the agreed remuneration for work performed in accordance with the agreement until the date of termination; and (ii) in the event that the termination is not due to a breach of the agreement by the executive officer, the Company shall reimburse the executive officer for all documented expenses arising from non-cancellable commitments incurred prior to such termination, and (iii), the balance between the aggregate amount of the remuneration and the advance (as defined below) actually paid to the executive officer, and the amount of $816 thousand, in consideration for any expenses incurred by executive officer in preparation for the study. In consideration for the executive officer’s fulfilment of his obligations, the Company has agreed to pay a fixed price for each of the activities performed as defined in the agreement. Upon entering the agreement, the Company paid the executive officer a non-refundable advance in the amount of $125 thousand. Total Research and development expenses related to this agreement and included in the Company’s consolidated statement of operations for the years ended December 31, 2020, 2019 and 2018 were $822 and $251 and $0 thousand.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – FAIR VALUE MEASUREMENT

The Company’s financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2020, 2019 and 2018:

	December 31, 2020
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$5,673	$5,673	$-	$-
Short term deposits	30,034	30,034	-	-
Cash held with respect to CVR Agreement	1,171	1,171
Restricted cash	168	168	-	-
Total financial assets	$37,046	$37,046	$-	$-

	December 31, 2019
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,948	$3,948	$-	$-
Short term deposits	8,060	8,060	-	-
Cash held with respect to CVR Agreement	1,400	1,400
Restricted cash	176	176	-	-
Total financial assets	$13,584	$13,584	$-	$-

	December 31, 2018
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$9,736	$9,736	$-	$-
Short term deposits	40	40
Restricted cash	56	56	-	-
Total financial assets	$9,832	$9,832	$-	$-
Warrants	$192	$-	$-	$192
Total financial liabilities	$192	$-	$-	$192

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Research and development expenses – net

	Year ended December 31,
(in thousands)	2020	2019	2018
Payroll and related expenses	$3,183	$2,259	$1,317
Research and development services	2,438	2,682	874
Materials	612	454	363
Share Based Compensation	401	607	862
Depreciation	273	198	121
Other	394	486	476
	7,301	6,686	4,013
Israel Innovation Authority participation in research and development costs and royalties payable	(1,215)	(1,082)	-
	$6,086	$5,604	$4,013

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	General and administrative expenses

	Year ended December 31,
(in thousands)	2020	2019	2018
Payroll expenses	$737	$569	$343
Compensation to directors	862	526	182
Professional fees	995	845	450
Office maintenance and office expenses	97	145	96
Insurance	486	243	11
Share Based Compensation	269	203	147
Other	253	484	57
	$3,699	$3,015	$1,286

c.	Financial income

	Year ended December 31,
(in thousands)	2020	2019	2018
Interest income	$225	$238	$138
Exchange differences, net	-	-	790
Net change in fair value warrants	-	-	132
	$225	$238	$1,060

d.	Financial expenses

	Year ended December 31,
(in thousands)	2020	2019	2018
Issuance expenses related to warrants	$-	$-	$-
Exchange differences, net	2,258	945	-
Net change in fair value warrants	-	51	-
Bank commissions	6	7	3
	$2,264	$1,003	$3

NOTE 17 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following events necessitated disclosure:

1.	In January 2021, the Company submitted a new grant application to the IIA to approve expenditure of NIS 15 million ($4.7 million) of its clinical development program of prevention of cytokine storms and organ dysfunction associated with Sepsis.

2.	Under the Sales Agreement, the Company received additional gross proceeds of approximately $6,339,095 from the sale of 284,317 ordinary shares at an average price per share of approximately $22.29

On February 9, 2021, the Company terminated the prospectus supplement related to the offer and sale of ordinary shares under the Sales Agreement, but the Sales Agreement remains in full force and effect. To that date, the Company had sold an aggregate of 476,983 ordinary shares under the Sales Agreement, having a gross aggregate offering price of $8,557,437 at an average price per share of approximately $17.94.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	On February 9, 2021, the Company entered into an amended and restated underwriting agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”) with respect to the offer, issuance and sale (the “Offering”) of an aggregate of 2,296,107 ordinary shares, together with an option granted to Wainwright to purchase up to 344,416 additional ordinary shares. The ordinary shares were offered to the public at a price of $20 per share.

The Offering closed on February 12, 2021, on which date the Company completed the issuance of 2,296,107 ordinary shares to Wainwright at a price, including the underwriting discount but before other associated fees, of $18.60 per ordinary share before fees, as set forth in the Underwriting Agreement.

In accordance with the Underwriting Agreement, the Company paid Wainwright underwriting discounts and commissions equal to 7% of the gross proceeds received by the Company from the sale of the ordinary shares in the Offering, as well as a management fee equal to 1% of the gross proceeds received by the Company from the sale of the ordinary shares in the Offering. In addition, the Company issued to Wainwright 179,501 warrants to purchase ordinary shares of the Company (the “Underwriter Warrants”). The Underwriter Warrants are exercisable for five years from commencement of the Offering and have an exercise price of $25 per ordinary share, subject to customary adjustments as provided in the Underwriter Warrants. The Company has also paid Wainwright approximately $126,000 for various expenses.

The net proceeds from the Offering were approximately $42.1 million after deducting Wainwright’s fees and other estimated expenses relating to the Offering.

On February 17, 2021, Wainwright exercised in part its option to purchase additional ordinary shares, and purchased 268,205 ordinary shares at a price, including the underwriting discount but before other associated fees, of $18.60 per share, as set forth in the Underwriting Agreement.

4.	During February 2021, 855,813 warrants were exercised into an aggregate of 855,813 ordinary shares providing the Company with aggregate gross proceeds of $7,702.

5.	During March 2021 the company signed an agreement with Mount Sinai academic health systems for Research Collaboration for the development of Allocetra in Combination with Immune Checkpoint Inhibitors.