Form 20-F
period 2021-12-31
Enlivex Therapeutics Ltd.
filed 2022-04-29
CIK 1596812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ____ to ____

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

18,331,507 Ordinary Shares, par value NIS 0.40 per share as of December 31, 2021

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Yes ☐     No ☒

i

INTRODUCTION

Overview of Corporate Structure

On March 26, 2019 (the “Closing Date”), Bioblast Pharma Ltd., a company organized under the laws of the State of Israel (“Bioblast”), and Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (n/k/a Enlivex Therapeutics R&D Ltd., “Enlivex R&D”), consummated a merger transaction whereby Enlivex R&D merged with a wholly owned subsidiary of Bioblast, with Enlivex R&D as the surviving entity in the merger (the “Merger”). As a result of the Merger, Enlivex R&D became a wholly owned subsidiary of Bioblast. In connection with the consummation of the Merger, on the Closing Date, Bioblast amended its Articles of Association (the “Amended and Restated Articles of Association”), in order to change its name from “Bioblast Pharma Ltd.” to “Enlivex Therapeutics Ltd.” and to change its registered capital to NIS 18,000,000 divided into 45,000,000 ordinary shares with a nominal value of NIS 0.40 each. In this Annual Report on Form 20-F, when we refer to the registrant as a combination of Bioblast and Enlivex R&D after giving effect to the Merger, we use the terms “Enlivex,” the “Company,” “we,” “us,” and “ours.”

Business Description of Enlivex

The Company is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, either by excessively activating the immune system, as is the case in many infectious diseases such as sepsis, or by suppressing the immune system, as is the case with solid tumors.

Macrophages are tissue-resident or infiltrating immune cells critical for innate immunity, normal tissue development, and repair of damaged tissue. Macrophages’ function is a result of their original designation, their local micro-environment, and the type of metabolites, substances or pathogens to which they are exposed. Reprogrammed out of their homeostatic state, macrophages contribute to the pathophysiology of multiple diseases, including cancer, sepsis, and various inflammatory disorders.

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

The Company is currently focused on two main clinical verticals: sepsis and solid tumors (the “Indications”). The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across these Indications, and thus effective reprogramming of these negative-reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution to these Indications, some of which are considered “unmet medical needs.” All planned and expected timelines for execution of the clinical trials in the Indications are subject to certain risks and uncertainties. For further discussion of risks and uncertainties related to our clinical trial in the Indications please see Item 3.D. “Risk Factors” below.

Recent Developments

Frozen Formulation Allocetra™

We completed development of frozen formulation Allocetra™, a cornerstone of Enlivex’s recent R&D efforts, in the first quarter of 2022, which was twelve months ahead of our schedule. While the liquid formulation of Allocetra™ has a shelf life of 96 hours, the frozen formulation is expected to have a shelf life spanning multiple years. We expect that this will substantially improve the product candidate’s scalability and shipping logistics, lower its production costs, and increase profitability upon potential commercialization. Due to the early completion of the development of frozen formulation Allocetra™, we currently plan to utilize it in our ongoing Phase II sepsis trial going forward, rather than introducing it only at the start of a Phase III study. In addition, we plan to utilize frozen formulation Allocetra™ in our upcoming solid tumor trials that we expect to begin in late 2022, as well as onwards and in all subsequent clinical studies. Use of frozen formulation Allocetra in clinical trials is subject to the approval of the relevant regulatory authorities.

Sepsis: Integrating Frozen Formulation Allocetra™ into Phase II Trial, Expanding Study Population

In 2021, we initiated a placebo-controlled, randomized, dose-finding, multi-center, Phase II trial evaluating liquid Allocetra™ in patients with pneumonia-associated sepsis. We are currently working to amend the protocol of this clinical trial to treat newly recruited patients with frozen formulation Allocetra™ and expand the study population to include patients whose septic condition stems from biliary, urinary tract, or peritoneal infections. We expect to submit the proposed protocol amendments to regulators in the second quarter of 2022. Due to the anticipated time needed by regulators to review and approve these amendments, we expect that this change will briefly defer completion of the trial by approximately six to eight months, but we expect that it will significantly shorten the overall timeline for a potential regulatory approval of frozen formulation Allocetra™ in sepsis and the associated commercial launch.

Our Phase II sepsis trial is supported by previously reported positive results from a Phase Ib trial that demonstrated Allocetra’s favorable safety profile and showed vastly improved clinical outcomes, including SOFA (sequential organ failure assessment) scores, duration of hospitalization, and mortality in Allocetra-treated sepsis patients compared to a group of matched historical controls who received standard-of-care therapy. Sepsis is a life-threatening disease with no therapies approved by the U.S. Food and Drug Administration (the “FDA”) and a high unmet need. Each year, more than 1.7 million adults in the United States develop sepsis, with more than 270,000 dying of the disease.

COVID-19 De-Prioritization

Due to (a) the emergence of variants that may be associated with less severe disease, (b) a more stringent regulatory environment, and (c) increased volatility of the potential business segment, we are de-prioritizing Allocetra’s clinical development in the novel strain of coronavirus (“COVID-19”) and re-allocating the program’s cash resources to the our primary development priorities, sepsis and oncology.

Though we commenced our ongoing Phase IIb COVID-19 trial just prior to the Omicron-driven surge in COVID-19 infections, the majority of Omicron-infected severe/critical patients were not eligible for recruitment into the trial, either because COVID-19 was not the reason for their severe/critical condition (i.e., while they had COVID-19, they were in severe or critical condition for reasons that were not necessarily because of COVID-19), or because they had significant co-morbidities (e.g., renal insufficiency, cancer) that were the drivers of their condition. Those patients that did meet the trial’s inclusion criteria (age < 90, no significant co-morbidities, severe/critical condition driven by COVID-19) were found to be overwhelmingly unvaccinated against COVID-19 and unwilling to participate in a clinical trial of an investigational drug candidate. In conjunction with the decision to de-prioritize our COVID-19 program, we plan to cease recruitment of patients into the Phase II trial. Given the slow recruitment, the total patients enrolled in the trial has not been sufficient to make any meaningful assessments of Allocetra’s efficacy. Patients already enrolled in our Phase IIb COVID-19 trial will continued to be followed for assessments of safety.

Solid Tumors: Planned Clinical Trials Evaluating Allocetra™ in Patients with Solid Tumors

A major shortcoming of immunotherapeutic cancer treatments is limited efficacy against solid tumors, which represent approximately 90% of all cancer cases. We believe that this is due in large part to the negative reprogramming of macrophages in the tumor microenvironment, which results in the proliferation of pro-tumor macrophages that contribute to drug resistance, prevent disease resolution, and promote disease severity. Previously reported preclinical data from solid tumor models suggest that Allocetra™ has the potential to reprogram pro-tumor macrophages back to their homeostatic state and thereby may promote disease resolution and provide patients that do not respond well to existing FDA-approved immunotherapies with an effective treatment option. Based on these and other data, we plan to initiate a Phase Ib trial evaluating Allocetra™ in combination with chemotherapy in solid peritoneal tumors in the third quarter of 2022 and a Phase I/II trial evaluating Allocetra™ in combination with an immune checkpoint inhibitor in late 2022.

Manufacturing: Positive Regulatory Interaction, Buildup of Plant & Supply Chain Infrastructure On Schedule

Construction of our new cGMP Allocetra™ manufacturing plant in Israel has continued to proceed as planned following a positive interaction with regulators. The facility will initially be approximately 17,000 square feet, and will have the ability to be expanded to approximately 21,500 square feet in the future. Additional manufacturing capacity provided by the facility is intended to support ongoing clinical trials, future clinical trials, and initial commercial production of Allocetra™ that may occur if we receive applicable regulatory approvals. We currently expect that construction will be completed in the fourth quarter of 2022. Additionally, our efforts to establish supply chain infrastructure to support potential commercialization in the future have also been advancing on-schedule.

For more information on Allocetra™ and a description of the Indications, see Item 4. “Information on the Company —Business overview.”

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

In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “hope,” “targets,” “potential,” “goal” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those suggested in such forward-looking statements. These statements are current only as of the date of this Annual Report on Form 20-F and are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from those suggested in the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this Annual Report on Form 20-F would not be interpreted differently in light of additional research, clinical and preclinical trials results. The forward-looking statements contained in this Annual Report on Form 20-F are subject to risks and uncertainties, including those discussed in Item 3.D. “Risk Factors” and in our other filings with the Securities and Exchange Commission (the “SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we do not intend to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 20-F.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D. “Risk Factors.” These risks include, but are not limited to the following:

●	We are a clinical-stage macrophage reprogramming immunotherapy company with a history of operating losses; we expect to incur additional losses in the future and may never be profitable;

●	We have not generated any revenue from Allocetra™ or any other product candidate, and we may never be profitable;

●	We will need substantial additional capital in the future; if additional capital is not available, we will have to delay, reduce or cease operations;

●	We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine;

●	We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of our product candidates; if we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize any of our product candidates;

v

●	We have focused substantially all of our efforts and resources on Allocetra™, and we may not obtain regulatory approval of Allocetra™;

●	None of our product candidates may achieve commercial success in a timely and cost-effective manner, or ever;

●	Results from our clinical trials may be negative or may not replicate the results of our preclinical trials or earlier clinical trials, which could require that we abandon development of Allocetra™, our other product candidates or any future product candidates, which will significantly impair our ability to generate revenues;

●	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons;

●	We cannot be certain that the results of our potential clinical trials, even if all endpoints are met, will support regulatory approval in any territory, of any of our product candidates for any indication;

●	Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations;

●	If we or our CMOs fail to comply with manufacturing regulations, our financial results and financial condition could be adversely affected;

●	Our product candidates may produce undesirable side effects that we may not detect in our clinical trials, which could prevent us from achieving or maintaining market acceptance of any such product candidate and could substantially increase commercialization costs or even force us to cease operations;

●	Even if Allocetra™ or any other product candidate that we are developing or may develop receives marketing approval in any territory, we will continue to face extensive regulatory requirements, and any such product may still face future development and regulatory difficulties;

●	We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products;

●	If product liability lawsuits are successfully brought against us, our insurance may be inadequate;

●	We manage our business through a small number of senior executive officers;

●	In 2021 we initiated the construction of a new facility in Israel to support the production of the Allocetra™ drug product and may need to rely on third-party manufacturers and service providers to produce our products;

●	We intend to rely primarily on third parties to market and sell Allocetra™ and any other product candidate;

●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and any future product candidates;

●	We depend on third parties to conduct our clinical trials;

●	Our business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact our business;

●	Cyberattacks and other security breaches could compromise our proprietary and confidential information, which could harm our business and reputation;

●	The failure to obtain or maintain patents, licensing agreements and other intellectual property could impact our ability to compete effectively; and

●	We cannot predict the scope and extent of patent protection for our product candidates because the patent positions of pharmaceutical products are complex and uncertain.

PART ONE

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below before investing in our ordinary shares.

There are a number of risks and uncertainties that could affect our business and cause our actual results to differ from past performance or expected results. We consider the following risks and uncertainties to be those material to our business. If any of these risks actually occur, our business, financial condition and results of operations could suffer, and the trading price of our ordinary shares could decline. We urge investors to consider carefully the risk factors described below, together with the other information contained in this Annual Report on Form 20-F, in evaluating any investment in our ordinary shares.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical-stage macrophage reprogramming immunotherapy company with a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

We are a clinical-stage macrophage reprogramming immunotherapy company with a limited operating history and no currently approved products. To date, we have focused almost exclusively on developing our related product candidates, Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic stage, focusing in particular on treatment of the Indications. We have funded our operations to date primarily through proceeds from private placements of ordinary shares and convertible debt. We have no saleable products and have not generated any revenue from product sales. We have incurred losses in each year since our inception in 2005. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2021 and 2020 was $14.4 million and $11.8 million, respectively. As of December 31, 2021, we had an accumulated deficit of approximately $51.9 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs.

We expect our research and development expenses to increase in connection with our planned pre-clinical studies, clinical trials, and the construction and operation of our new manufacturing facility. We may also incur expenses in connection with third-party studies and trials involving our product candidates or other intellectual property. In addition, if we obtain marketing approval for any of our product candidates, we will likely initially incur significant outsourced sales, marketing and manufacturing expenses, as well as continued research and development expenses. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing cell immunotherapy products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

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

Even if either Allocetra™, our leading product candidate, which is being developed for sepsis and solid tumors, is approved for commercial sale for any indication, either product candidate may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without additional funding.

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

Based on our current operating plan, we anticipate our existing resources will be sufficient to enable us to maintain our currently planned operations, including our continued product development, through the third quarter of 2024. We will require significant additional funds to initiate and complete the FDA and the European Medicines Agency (“EMA”) approval process. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, including, without limitation, regulatory requests by the FDA or EMA, changes in our development strategy, delays in or an inability to execute our development plans, unsuccessful preclinical or clinical studies and losing our “Small and Medium Enterprise” status at the EMA, which entitles us to significant fee reductions. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital and operating expenditures associated with our anticipated clinical trials and general operations. We have no committed external sources of funds. Additional financing may not be available when we need it or on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned clinical trials or other development activities for our product candidates, which would materially and adversely affect our liquidity and results of operations.

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

We devote substantially all of our efforts toward research and development activities. In the course of such activities, we have sustained operating losses and expect such losses to continue for the foreseeable future. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve one of our product candidates and we successfully commercialize (including out-licensing) such product candidate. Accordingly, our ability to continue operating will require us to obtain additional financing to fund our operations. According to our estimates, if we are not successful in obtaining additional capital resources, there is a substantial doubt that we will be able to continue our activities beyond the third quarter of 2024. The perception of our inability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by the geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F

Risks Related to Our Business, Industry and Regulatory Requirements

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

We may not be able to commence or complete the clinical trials required to support our submission of a BLA to the FDA or a MAA to the EMA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA or other regulatory authorities permit a company to conduct human clinical trials is no guarantee that the trial will be successful. To the contrary, most product candidates that enter clinical trials do not prove to be successful and do not result in the filing of a BLA, MAA or similar filing. Drug candidates that prove successful at one clinical trial phase may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. Regulatory authorities, such as the FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	difficulties obtaining regulatory clearance or approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), pharmaceutical shipping companies and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs, CMOs, shipping companies and trial sites;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	difficulties in obtaining institutional review board (“IRB”) approval to conduct a clinical trial at a prospective site;

●	delays resulting from a decision of the FDA or EMA not to review a BLA or MAA for Allocetra™, respectively, or any of our other product candidates, under the FDA’s Fast Track Development Program or as a Breakthrough Therapy; and

●	challenges in recruiting and enrolling patients or donors to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications.

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

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining approval of a BLA, or similar regulatory application, is an extensive, lengthy, expensive and uncertain process, and the EMA, Israeli Ministry of Health (“IMOH”), the FDA and other regulatory agencies may delay, limit or deny approval of our product candidates for many reasons, including:

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

If we or any potential CMOs we retain in the future fail to comply with manufacturing regulations, our financial results and financial condition could be adversely affected.

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

In September 2021 we initiated the construction of a new facility in Israel to support the production of the Allocetra™ drug product. We do not have experience in manufacturing products on a commercial scale. If, due to our lack of manufacturing experience and resources, we cannot manufacture our products on a commercial scale successfully or manufacture sufficient product to meet our expected commercial requirements, our business may be materially harmed.

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

There are a number of products in development for the treatment or prevention of sepsis and solid tumors and the other autoimmune and inflammatory disorders that we are targeting or intend to target in the future, most of which are being developed by companies that are far larger than us, with significantly greater resources and more experience. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large, fully-integrated pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with our product candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to Allocetra™ or any other product candidate that we are developing or may develop. Key competitive factors affecting the commercial success of Allocetra™ and any other product candidates that we are developing or may develop are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. Moreover, several companies have reported the commencement of research projects related to the treatment or prevention of sepsis and solid tumors. With respect to our solid tumor Indication, the development and commercialization of cancer immunotherapy products is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary rights. We face competition with respect to our current product candidate, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major biopharmaceutical companies, specialty biopharmaceutical companies, and biotechnology companies worldwide. There are a number of large biopharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of solid tumors.

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

Our future growth and success depends on our ability to recruit, retain, manage and motivate our senior executive officers. The loss of the services of our management personnel, including without limitation, our Executive Chairman, Shai Novik, our Chief Executive Officer, Dr. Oren Hershkovitz, Dr. Einat Galamidi, VP Medical, or our founder and Chief Scientific & Medical Officer, Prof. Dror Mevorach, or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

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

We incur significant legal, accounting and other expenses as a public company, including costs relating to public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). and regulations regarding corporate governance practices. Our management and other personnel devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations result in considerable legal and financial compliance costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors (the “Board,” or the “Board of Directors”) or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

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

Risks Related to Our Reliance on Third Parties

In September 2021, we entered into a lease agreement for a manufacturing plant space (manufacture of AllocetraTM to support ongoing clinical trials) in Yavne, Israel, for a period of 60 months commencing September 2021.

In September 2021 we initiated the construction of a new facility in Israel to support the production of the Allocetra™ drug product. Construction is expected to be completed in the fourth quarter of 2022. With respect to the production of the starting material required for future clinical trials, we expect to rely either our own manufacturing capabilities or on third-parties. We currently and in the future will rely upon blood banks and collection service facilities for the collection of starting material for the production of Allocetra™. We plan to initially rely upon hospitals, other health care providers, contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of our product candidates, if and when approved for marketing by the applicable regulatory authorities. Although we have not yet engaged any contract manufacturers or other service providers, if and when we do, our contract manufacturers and service providers must complete technology transfer, process validation for the manufacturing process and demonstrate successful manufacturing of comparable product. If our contract manufacturers and service providers, and their respective facilities, as applicable, are not approved by EMA, or other applicable regulatory authorities, our commercial supply of the product candidate will be significantly delayed and may result in significant additional costs. If we need to identify additional finished product manufacturers, we would not be able to do so without significant delay and likely significant additional cost.

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

The novel coronavirus outbreak, or COVID-19, has affected segments of the global economy and may materially affect our operations, including potentially interrupting our supply chain, clinical trial and commercialization activities. COVID-19 originated in Wuhan, China, in December 2019 and was declared a pandemic by the World Health Organization in March 2020. The virus has since spread to multiple countries, including to the United States, Europe and Israel, where we currently have our therapeutic candidates manufactured and conduct our clinical trials. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. Because of the COVID-19 pandemic, we experienced certain delays in the development of our clinical programs and in the manufacturing of Allocetra™. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease, including public health directives and orders in Israel, the United States and Europe that, among other things and for various periods of time, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings and events and ordered cessation of non-essential travel. Israel is currently experiencing a “third wave” of COVID-19 which has resulted in the reinstatement of restrictions on movement and other measures to control the spread of the virus.

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

Any patents issued to us will not ensure the protection of our intellectual property for a number of reasons, including, without limitation, the following:

●	any issued patents may not be broad or strong enough to prevent competition from other products including identical or similar products;

●	if we are not awarded patents or if issued patents expire or are declared invalid or not infringed, there may be no protections against competitors attempting to make “bio-similars;”

●	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

●	there may be other patents or pending patent applications existing in the patent landscape for our product candidates that will affect our freedom to operate;

●	if our patents are challenged, a court could determine that they are not valid or enforceable;

●	a court could determine that a competitor’s technology or product does not infringe our patents;

●	our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

●	if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

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

Our principal shareholders, directors and officers currently own approximately 19.94% % of our outstanding ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

Our principal shareholders, directors and officers beneficially own approximately 19.94% % of our ordinary shares. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

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

As of December 31, 2021, warrants to purchase an aggregate of approximately 704,355 ordinary shares were outstanding and exercisable (subject to the conditions set forth in the respective warrants). The exercise price of these warrants is either $9 or $10 per share and (there are certain pre-Merger warrants at $25 per share). To the extent such warrants are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our ordinary shares.

Our U.S. shareholders may suffer adverse tax consequences if we were to be characterized as a passive foreign investment company, or PFIC.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. There can be no assurance that we will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder, as defined in “Taxation — United States Federal Income Tax Consequences,” owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gains, a loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make “qualified electing fund elections,” or QEF elections, if we are classified as a PFIC, and, accordingly, such elections would not be available to U.S. Holders. See “Taxation—United States Federal Income Tax Consequences.”

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

As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Capital Market (the “Nasdaq Listing Rules”) for U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedures, quorum requirements and approval of compensation of officers. In addition, we follow our home country law instead of the Nasdaq Listing Rules that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers.

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

For additional information on risks relating to restrictions in Israel in connection with COVID-19, See “Our business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact our business.”

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

Exchange rate fluctuations between the U.S. dollar, Euro and the New Israeli Shekel may negatively affect our earnings.

The functional currency of Enlivex R&D had been the New Israeli Shekel (“NIS”); however, we reassessed Enlivex R&D’s functional currency and determined that, as of September 30, 2021, the U.S. dollar became the functional currency of Enlivex R&D rather than the NIS. Significant elements supporting such determination included (i) a change in our business strategy resulting from our planned initiation of oncology clinical trials and the newly-developed frozen formulation of AllocetraTM, which eliminates the constraints of short shelf life and long-term storage of the liquid formulation therefore enabling us to conduct clinical trials for sepsis and oncology in remote locations, (ii) the fact that our main sources of financing are the U.S. capital markets and U.S. dollar denominated government grants and (iii) the fact that all of our budgeting and planning is conducted solely in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the applicable balance sheet date. Because we incur expenses denominated in currencies other than the U.S. dollar, predominantly the NIS and Euro, fluctuations in exchange rates among these currencies may negatively impact our earnings, particularly if the NIS or Euro appreciates against the U.S. dollar. The average exchange rate for the year ended December 31, 2021 was $1.00 = Euro 0.88 and $1.00 = NIS 3.110.

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts, during the period between 2007 and 2016 were financed in part through royalty-bearing grants, in an amount of approximately $3.2 million, from the Israel Innovation Authority (the “IIA”). During 2019-2021 our research and development efforts were also financed in part through royalty-bearing grants, in an amount of approximately $3.33 million. With respect to such grants, we are committed to pay royalties at a rate of 3% to 5% on our sales proceeds from any product that is a treatment, device or medical kit designed for therapeutic treatments using apoptotic cells up to the total amount of grants received plus interest equal to LIBOR as it would apply to U.S. dollar deposits.

Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 1984 (formerly known as the Israeli Encouragement of Industrial Research and Development Law, 1984, and related regulations, (the “Research Law”)), with respect to those past grants. When a company develops know-how, technology or products using IIA grants, or is otherwise IIA-supported, the terms of such grants and the Research Law restrict the transfer of such IIA-supported know-how and rights related thereto, technology and products to a third party or the manufacturing or manufacturing rights of the same outside of Israel, without the prior IIA approval. Therefore, if deemed IIA-supported, the discretionary approval of an IIA committee would be required for any transfer to third parties, which could, if we receive such approvals, result in the payment of increased royalties (both increased royalty rates and increased royalties ceilings), in cases of transfer of manufacturing outside of Israel and/or payment of additional amounts to the IIA in cases of transfer of IIA-supported know-how outside of Israel. Furthermore, the IIA may impose certain conditions on any arrangement under which we may transfer technology or development outside of Israel (including for the purpose of manufacturing). Currently, under the Research Law, there is no mechanism for the approval of licensing transactions of IIA-supported technologies to third parties outside of Israel, other than the Licensing Rules described below; however, licensing IIA-supported technologies may under certain circumstances be considered a transfer of know-how and therefore require IIA approval, as described above. On May 7, 2017, the IIA published the Rules for Granting Authorization for Use of Know-How Outside of Israel (the “Licensing Rules”). The Licensing Rules enable the approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA and any derivatives thereof. Subject to payment of a “License Fee” to the IIA, at a rate that will be determined by the IIA in accordance with the Licensing Rules, the IIA may now approve arrangements for the license of know-how outside of Israel. This allows companies that have received IIA support to commercialize know-how in a manner which was not previously available.

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

Furthermore, under the Research Law, a recipient of IIA grants such as us must report to the IIA regarding any change of control or any change in the holding of its means of control of our Company which transforms any non-Israeli citizen or resident into an “interested party,” as defined in the Israeli Securities Law, 1968, and in the latter event, the non-Israeli citizen or resident shall execute an undertaking in favor of IIA, in a form prescribed by the IIA.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See Item 10.E. “Taxation—Israeli Taxation Considerations” for additional information.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development

We were originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd. Upon consummation of the Merger, we changed our name to Enlivex Therapeutics Ltd. Our primary operating subsidiary, Enlivex Therapeutics R&D Ltd. was incorporated in September 2005 under the laws of the State of Israel as an Israeli privately held company under the name Tolarex Ltd. In February 2010, Enlivex R&D changed its to Enlivex Therapeutics Ltd., and, upon consummation of the Merger, to Enlivex Therapeutics R&D Ltd. In June 2021 Enlivex Therapeutics RDO Ltd. was established in Israel as our wholly owned subsidiary. Our principal executive offices are located at 14 Einstein Street, Nes Ziona, Israel 7403618 and our telephone number is: +972 26208072. Our wholly owned U.S. subsidiary, Enlivex Therapeutics Inc., incorporated in Delaware, has been appointed our agent in the United States and its registered address is 1811 Silverside Road, Wilmington, Delaware 19810. Our website address is https://www.enlivex.com. The information contained on, or that can be accessed through, our website is not part of this Annual Report on Form 20-F. We have included our website address herein solely as an inactive textual reference. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

On March 26, 2019, we consummated the Merger. See “Introduction.”

Our capital expenditures for the three years ended December 31, 2021, 2020 and 2019 were insignificant. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

4.B. Business Overview

The Company is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective diseases, either by excessively activating the immune system, as is the case in many infectious diseases including sepsis, or by suppressing the immune system, as is the case with solid tumors.

Macrophages are tissue-resident or infiltrating immune cells critical for innate immunity, normal tissue development, and repair of damaged tissue. Macrophages’ function is a result of their original designation, their local micro-environment, and the type of metabolites, substances or pathogens to which they are exposed. Reprogrammed out of their homeostatic state, macrophages contribute to the pathophysiology of multiple diseases including cancer, sepsis, and various inflammatory disorders.

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

The Company is currently focused on two main clinical verticals: sepsis and solid tumors (the “Indications”). The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across the Indications, and thus effective reprogramming of these previously negative-reprogrammed macrophages into their respective homeostatic state may provide diseases resolution to these Indications, some of which are considered “unmet medical needs.” All planned and expected timelines for execution of the clinical trials in the Indications are subject to certain risk and uncertainties. For further discussion of risks and uncertainties related to our clinical trial in the Indications please see Item 3.D. “Risk Factors” above.

The Company had previously included treatment of COVID-19 as a clinical vertical and conducted certain trials in respect of the treatment of COVID-19; however, the Company has determined to currently focus its resources on the Indications. See “—COVID-19 De-Prioritization” below.

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

The Company believes that the only approach to handling such a multi-factorial complex life-threatening situation in diseases in which one key aspect of disease severity is the negative reprogramming of macrophages is via an integrated cell-based immunotherapy that positively reprograms macrophages back into their respective homeostatic state, thereby inducing the immune system to rebalance itself to macrophage-modulated proper immune responses to disease challenges. The Company’s unique therapeutic approach is based on inducing macrophage homeostasis by infusing AllocetraTM into the patient. Once infused, the AllocetraTM cells interact with macrophages and dendritic cells via well-defined mechanisms causing a reprogramming of these negatively reprogrammed macrophages back to their homeostatic state. Using this inherent immune pathway, the Company believes that it can use Allocetra™ to shape a patient’s innate immune response to a disease.

Frozen Formulation of Allocetra™

We completed development of frozen formulation Allocetra™, a cornerstone of Enlivex’s recent R&D efforts, in the first quarter of 2022, which was twelve months ahead of our schedule. While the liquid formulation of Allocetra™ has a shelf life of 96 hours, the frozen formulation is expected to have a shelf life spanning multiple years. We expect that this will substantially improve the product candidate’s scalability and shipping logistics, lower its production costs, and increase profitability upon potential commercialization. Due to the early completion of the development of frozen formulation Allocetra™, we currently plan to utilize it in our ongoing Phase II sepsis trial going forward, rather than introducing it only at the start of a Phase III study. In addition, we plan to utilize frozen formulation Allocetra™ in our upcoming solid tumor trials that we expect to begin in late 2022, as well as onwards and in all subsequent clinical studies. Use of frozen formulation Allocetra in clinical trials is subject to the approval of the relevant regulatory authorities.

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

As shown in Figure 1A, antibiotic treatment showed a non-significant tendency to ameliorate mortality of the mice (Ertapenem + vehicle, n=15) compared to the control group (CLP only, n=16). Treating CLP mice with the combination of antibiotics and Allocetra™ significantly delayed and prevented mortality in 60% of the animals (Ertapenem + Allocetra™, n=20, p<0.001). In comparison to the control group, the Company’s study reflected an approximately 10-fold improvement in the survival rate (p<0.001 in a log-rank analysis). As shown in Figure 1B, Allocetra™ treated mice had significantly lower murine sepsis clinical scores indicating superior clinical condition. Finally, the Company correlated the clinical score to serum cytokines/chemokines in vivo measurements and as shown in Figure 1C. Allocetra™ downregulated pro-inflammatory cytokines/chemokines. In the preclinical study, Allocetra™ delayed and prevented mortality in animal models with sepsis by rebalancing the immune system.

Figure 1A

Figure 1B

Figure 1C

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

In 2021, Enlivex initiated a placebo-controlled, randomized, dose-finding, multi-center, Phase II trial evaluating liquid Allocetra™ in patients with pneumonia-associated sepsis. The Company is now working to amend the protocol of this clinical trial to treat newly recruited patients with the frozen formulation of Allocetra™ and expand the study population to include patients whose septic condition stems from biliary, urinary tract, or peritoneal infections. Enlivex expects to submit the proposed protocol amendments to regulators in Q2 2022. Due to the anticipated time needed by regulators to review and approve these amendments, this is expected to briefly defer completion of the trial by approximately six to eight months from previsouly anticipated dates for interim and top-line results, yet significantly shorten the overall timeline for a potential regulatory approval of frozen Allocetra™ in sepsis and the associated commercial launch.

Solid Tumors, Macrophage Programming and Solid Cancer Treatments

The Company is also developing Allocetra™ as a next-generation solid cancer immunotherapy. While first-generation immuno-oncology therapies, such as checkpoint inhibitors, are a significant therapeutic advancement, most patients do not achieve durable clinical benefit. Companies such as Novartis, Juno and Kite have made significant advances in treatment of recurring blood cancers via Chimeric Antigen Receptor T-Cell (“CAR-T”) therapies, immunological treatments that use the body’s own immune system to treat cancerous cells. CAR-T therapies have not proven highly successful against solid tumors. Other approved compounds for solid tumors such as anti-programmed cell death protein 1 (“anti-PD1”) treatments have demonstrated superior efficacy but only in a small subset of the patient population.

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

In the Company’s preclinical study, SCID-Bg mice were injected intra-peritoneally with 2 consecutive doses of 0.25x106 human HeLa-CD19-luciferase cells (HeLa cancer cells expressing CD19), on days 1 and 2 of the experiment. Mice also received 10x106 Allocetra™ or vehicle, on day 9, 16 and 23; and 10x106 CD19-CAR-T (third generation) cells or mock T cells on day 10. Mice were weighed twice a week and monitored daily for clinical signs and peritoneal fluid accumulations. Pre-scheduled sacrifices were performed to characterize the cell and macrophage sub-population profile. The rest of the mice were kept for survival analysis. The survival endpoint was defined by a score based on severe peritoneal fluid accumulation manifested as an enlarged and tense abdomen, and reduced mobility or increased respiratory effort. These preclinical findings correlated to large accumulation of HeLa cells in the peritoneum. Survival analysis was performed according to the Kaplan-Meier Log rank statistical test. Allocetra-OTS co-administered with CAR-T significantly ameliorated survival over CAR-T alone, resulting in complete recovery of 20-40% of the treated mice as presented in Figure 2 and the table below.

Figure 2

Based on these and other data, Enlivex plans to initiate a Phase Ib trial evaluating Allocetra™ in combination with chemotherapy in solid peritoneal tumors in Q3 2022, (one quarter deferral from previous guidance), and a Phase I/II trial evaluating Allocetra™ in combination with an immune checkpoint inhibitor in late 2022.

COVID-19, Severe and Critical Patient Population

The Company had previously included treatment of COVID-19 as a clinical vertical and conducted certain trials in respect of the treatment of COVID-19; however, the Company has determined to currently focus its resources on the Indications. See “—COVID-19 De-Prioritization” below.

On February 3, 2021, the Company reported positive top-line results from Phase II clinical trial that evaluated Allocetra™ in severe and critical COVID-19 patients and provided a program update. The top line results of the combined analysis of a previously-reported Phase Ib and the Phase II were detailed as follows:

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

In light of the encouraging results of the Phase Ib and Phase II clinical trials of AllocetraTM in severe and critical COVID-19 patients, the Company initiated during 2021 a randomized, controlled Phase IIb clinical trial of AllocetraTM in severe and critical COVID-19 patients hospitalized in medical centers in Israel and certain European countries.

COVID-19 De-Prioritization:

Due to (a) the emergence of variants that may be associated with less severe disease, (b) a more stringent regulatory environment, and (c) increased volatility of the potential business segment, we are de-prioritizing Allocetra’s clinical development in COVID-19 and re-allocating the program’s cash resources to the our primary development priorities, sepsis and oncology.

Though we commenced our ongoing Phase IIb COVID-19 trial just prior to the Omicron-driven surge in COVID-19 infections, the majority of Omicron-infected severe/critical patients were not eligible for recruitment into the trial, either because COVID-19 was not the reason for their severe/critical condition (i.e., while they had COVID-19, they were in severe or critical condition for reasons that were not necessarily because of COVID-19), or because they had significant co-morbidities (e.g., renal insufficiency, cancer) that were the drivers of their condition. Those patients that did meet the trial’s inclusion criteria (age < 90, no significant co-morbidities, severe/critical condition driven by COVID-19) were found to be overwhelmingly unvaccinated against COVID-19 and unwilling to participate in a clinical trial of an investigational drug candidate. In conjunction with the decision to de-prioritize our COVID-19 program, we plan to cease recruitment of patients into the Phase II trial. Given the slow recruitment, the total patients enrolled in the trial has not been sufficient to make any meaningful assessments of Allocetra’s efficacy. Patients already enrolled in our Phase IIb COVID-19 trial will continued to be followed for assessments of safety.

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

In general, therapeutic products are eligible for conditional marketing approval if they meet at least one of the following categories:

a. Aimed at treating, preventing or diagnosing seriously debilitating or life-threatening diseases;

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

Clinical Trials and Commercial Manufacturing of Allocetra™

Construction of our new cGMP Allocetra™ manufacturing plant in Israel, which began in July 2022, has continued to proceed as planned following a positive interaction with regulators. The facility will initially be approximately 17,000 square feet, and will have the ability to be expanded to approximately 21,500 square feet in the future. Additional manufacturing capacity provided by the facility is intended to support ongoing clinical trials, future clinical trials, and initial commercial production of Allocetra™ that may occur if we receive applicable regulatory approvals. We currently expect that construction will be completed in the fourth quarter of 2022.

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

See “Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements—We might be unable to develop any of our product candidates to achieve commercial success in a timely and cost-effective manner, or ever” and “Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements—Our market is subject to intense competition. If we are unable to compete effectively, Allocetra™ or any other product candidate that we are developing or may develop may be rendered uncompetitive or obsolete.”

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

Approximately 97% of the issued and outstanding share capital of Toleran is held by Hadasit Bio-Holdings Ltd., which currently holds approximately 5.97% % of our issued and outstanding share capital.

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

The Company has multiple patent families in which certain patents have been granted and there are other pending patent applications covering products under development and the uses thereof. The first patent family, titled “Disease Therapy Using Dying or Dead Cells” has IP granted by the U.S. Patent and Trademark Office (USPTO; Patent No. 9,567,568), the European Patent Office (EPO; Patent No. EP1879601), and Israel Patent Office (IPO; Patent No. IL187122) with patent terms of 04-May-2025 (US) and 04-May-2026 (Israel and Europe – DE, FR, IE, GB), respectively. The second patent family, titled “Therapeutic Apoptotic Cell Preparations, Method for Producing Same and Uses Thereof” has patents granted in the U.S. (Patent Nos. 10,077,426 and 10,927,343) with term dates in 2033 and 2034, respectively. Patents in this family have also been granted in Australia, Canada, China, Europe, Israel, and Japan, which have a term date of December 5, 2033. A third patent family, titled “THERAPEUTIC POOLED BLOOD APOPTOTIC CELL PREPARATIONS AND USES THEREOF” has granted patents in the U.S. (Patent No. 10,857,181), Australia, China, Israel, and Japan, having a term date of April 21, 2036 (July 15, 2036 for the U.S. patent). Pending applications in this patent family include those filed in Australia, Canada, China, Europe, Hong Kong, Israel, Japan, South Korea, and the U.S., many of which have entered prosecution. A fourth patent family, titled “COMBINATION IMMUNE THERAPY AND CYTOKINE CONTROL THERAPY FOR CANCER TREATMENT,” for combination therapies with CAR T-cells, has granted patents in the U.S. (Patent No. 11,000,548), Australia, Europe, Israel, and Japan, having a term date of February 18, 2036. Pending applications in prosecution in this family include those filed in the U.S., Australia, Canada, China, Europe, Israel, Japan, and South Korea. A fifth patent family, titled “EARLY APOPTOTIC CELLS FOR USE TREATING SEPSIS” has a pending application in the U.S. (allowed), Australia, Canada, China, Europe, Israel, Japan, and South Korea. A sixth patent family, titled “THERAPEUTIC APOPTOTIC CELLS FOR CANCER THERAPY” has pending applications in the U.S., Australia, Canada, China, Europe, Israel, Japan, and South Korea. A seventh patent family, titled “THERAPEUTIC APOPTOTIC CELLS FOR TREATMENT OF OSTEOARTHRITIS” has pending applications in the U.S., Australia, Canada, Europe, Israel, and Japan, wherein National Phase applications in China and South Korea are planned to be filed in the second quarter of 2022. An eighth patent family, titled “USE OF EARLY APOPTOTIC CELLS FOR TREATING COVID-19” has a pending International Application, where the 30-month deadline for filing National Phase applications is August 24, 2022. Various additional patent families with pending applications in the U.S. and in other countries are under prosecution or are in the preliminary stages (i.e., they have been filed as provisional U.S. patents or International (PCT) applications).

Trade Secrets

In addition to owned and licensed patents, we rely on trade secrets and know-how to develop and maintain our competitive position. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary processes, in part, by confidentiality and intellectual property ownership and assignment agreements or provisions with certain of our employees, consultants, scientific advisors, contractors and commercial partners involved in research and development activities or who may otherwise have access to our confidential or proprietary information. These agreements are designed to protect our proprietary information. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, such agreements or security measures may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors or others, which would significantly affect our competitive advantage and have a material adverse effect on our business, results of operation and financial condition. See also, “Risk Factors—Risks Related to Our Intellectual Property—Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.”

Raw Materials, Suppliers and Manufacturing

In order to produce Allocetra™, blood donations are collected from healthy donors through apheresis and then shipped to a manufacturing site for cryopreservation by trained personnel pursuant to cGMP requirements and otherwise in accordance with applicable FDA guidelines and our CMC protocols. Donations for AllocetraTM are collected from healthy donors through apheresis. The cells sourced for AllocetraTM then undergo quality control testing and are thawed and manipulated ex vivo by inducing apoptosis to retrieve and harvest stable early apoptotic cells. The agents used in the ex vivo manipulation for Allocetra™ are then washed and removed before the apoptotic cells are combined with a saline solution for delivery and injection in patients. We use standard collection equipment and procedures to collect blood for Allocetra™ production and anticipate entering into long-term agreements with various collection and medical centers to properly train their personnel pursuant to cGMP requirements, FDA guidelines and our CMC protocols and thereafter collect blood at their facilities upon receipt of patient or donor consent. Other than the blood collections, we believe that the raw materials required to manufacture our product candidates are readily available commodities commonly used in the pharmaceutical and biotechnology industries and are generally widely available from numerous suppliers at market prices. However, biologically sourced raw materials are subject to unique contamination risks and their use may be restricted in certain countries. See also “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations,” “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our ability to produce safe and effective products depends on the safety of our blood supply against transmittable diseases.”

There can be no assurance that our product candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We and our any potential future contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products. We and our future contract manufacturers must ensure that all of the processes, methods and equipment are compliant with our CMC and cGMP for drugs and biologics on an ongoing basis, as mandated by EMA and other applicable regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

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

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a clinical trial application (“CTA”), must be submitted for each clinical protocol to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is accepted in accordance with a country’s requirements, the clinical trial may proceed.

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

The NDA Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs is subject to an application user fee. For the FDA’s fiscal year 2021, the application user fee with clinical data was $2,875,842 and for 2022 the fee is $3,117,218 and the sponsor of an approved NDA is also subject to annual product and program user fees. For the FDA’s fiscal year 2021, these program fees were set at $336,432 per product and in 2022 they are $369,413 per product. These fees are typically increased annually. Applications for orphan drug products are exempted from the NDA user fees and may be exempted from product and establishment user fees, unless the application includes an indication for other than a rare disease or condition.

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

4.C. Organizational Structure

We have the following wholly-owned subsidiaries: (i) Enlivex Therapeutics R&D Ltd., a company organized under the laws of the State of Israel, (ii) Enlivex Therapeutics Inc., a Delaware corporation, and (iii) Enlivex Therapeutics RDO Ltd., a company organized under the laws of the State of Israel.

4.D. Property, Plants and Equipment

Our corporate headquarters are located at 14 Einstein Street, Nes Ziona, Israel 7403618, where we lease approximately 420 square meters of space. The facility includes office space and current good manufacturing practice (“cGMP”) clean rooms, which are designed to enable the manufacturing of clinical batches to support our planned clinical trials in Israel and the EU and commercial products for these regions. The lease for this space expires on August 31, 2023 at which time we may extend the lease for an additional 60-month period. In October 2020, we entered into an additional lease agreement for approximately 421 square meters of space. The lease for this space expires on September 30, 2025 at which time we may extend the lease for an additional 33-month period. In July 2021, we entered into an additional lease agreement for approximately 455 square meters of office space. The lease for this office space expires on October 31, 2026, at which time we may extend the lease for an additional 22-month period.

In September 2021 we entered into another lease agreement for a 2,500 square meter property in Yavne, Israel to construct a new 1,600 square meter facility for the manufacture of AllocetraTM. This lease agreement expires on September 30, 2026 at which time we may extend the lease for an additional 60-month period.

In addition, we lease and occupy approximately 55 square meters of office and research labs space at the BioPark Building, Hadassah Ein-Kerem Campus in Jerusalem, Israel. The lease for BioPark space expires on September 1, 2022 at which time we may extend the lease for an additional 48 months. We also have access to and utilize, on an as-needed basis, additional research and development facilities and services located at the Hadassah Medical Center, including, without limitation, testing equipment, cell collection equipment and services and blood bank services. We believe that our facilities are suitable and adequate for our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. The following discussion and analysis contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Overview

The Company is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective diseases, which include solid tumors, sepsis and others.

The Merger

For a description of the Merger, please see the section titled “Introduction” appearing before Item 1 of this Annual Report on Form 20-F. The Merger was accounted for as an issuance of shares by the Company for the net assets of Bioblast Pharma Ltd., accompanied by a recapitalization. Accordingly, Enlivex R&D is reflected as the predecessor and acquirer and therefore the accompanying financial statements reflect the historical financial statements of Enlivex R&D for all periods presented and do not include the historical financial statements of Bioblast Pharma Ltd. for the pre-Merger period. All historical information presented herein has been retroactively restated to reflect the effect of the merger shares exchange ratio, reverse stock split and change to the authorized number of ordinary shares in accordance with Accounting Standards Codification Topic 260, “Earnings Per Share.”

5.A. Operating Results

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the Israel Innovation Authority and the sale of equity and equity linked securities in public and private offerings. As of December 31, 2021, we had approximately $84.1 million in cash and cash equivalents, marketable securities and short-term bank deposits and had an accumulated deficit of approximately $51.9 million, see “—Liquidity and Capital Resources” below.

Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted through the third quarter of 2024. We expect that we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

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

Other income, net

Other income consists of bank fees, exchange rate differences and gains and losses resulting from our investments in marketable securities.

Other Comprehensive Income (Loss)

Our functional currency is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which we operate and expect to continue to operate for the foreseeable future.

The functional currency of Enlivex R&D had been the New Israeli Shekel (“NIS”). We reassessed Enlivex R&D’s functional currency and determined that, as of September 30, 2021, the U.S. dollar became the functional currency of Enlivex R&D. Significant elements supporting such determination included (i) a change in our business strategy resulting from our planned initiation of oncology clinical trials (ii) our newly-developed frozen formulation of AllocetraTM, which eliminates the constraints of short shelf life and long-term storage of the liquid formulation, enabling us to conduct clinical trials for sepsis and oncology outside of Israel. Additional elements are  the fact that our main sources of financing have been the U.S. capital markets and U.S. dollar denominated government grants from the IIA and the fact that all of our budgeting and planning is conducted solely in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies were translated into U.S. dollars using exchange rates in effect at the balance sheet date. Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired, and non-monetary liabilities incurred after September 30, 2021 are translated at the approximate exchange rate prevailing at the date of the particular transaction. Transactions included in the statement of income until the date of change were translated at average exchange rates during the applicable period, and transactions after September 30, 2021 were translated at the approximate exchange rate in effect at the time of the particular transaction. Gains or losses resulting from translation adjustments until September 30, 2021 are reported in other comprehensive income (loss).

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The table below provides our results of operations for the years ended December 31, 2021 and 2020:

	Year Ended December 31
	2021	2020
	(In thousands, except per share data)
Research and development expenses	$12,881	$6,086
General and administrative expenses	6,407	3,699
Operating loss	(19,288)	(9,785)
Financial income (expenses), net	4,820	(2,039)
Operating income (loss) post-finance expense & other income, net	(14,468)	(11,824)
Taxes on income		-
Net income (loss)	(14,468)	(11,824)
Other comprehensive income (loss)	124	2,277
Total comprehensive income (loss)	$(14,344)	$(9,547)
Basic income (loss) per share	$(0.81)	$(0.90)
Diluted income (loss) per share	$(0.81)	$(0.90)

Research and Development Expenses

For the years ended December 31, 2021 and 2020, we incurred research and development expenses in the aggregate of $12,881,000 and $6,086,000, respectively. The increase of $6,795,000, or 112%, in research and development expenses for 2021 as compared to 2020 was primarily due to a $1,871,000 increase in salaries as a result of hiring additional R&D personnel and certain salary increases for existing personnel, an $809,000 increase in stock-based compensation expense with respect to equity granted to employees and consultants, a $3,012,000 increase in expenses for pre-clinical studies, clinical studies and consumption of materials, and a $195,000 decrease of grants from the Israel Innovation Authority for an approved clinical development program for the prevention of cytokine storm and organ dysfunction associated with sepsis and COVID-19.

General and Administrative Expenses

For the years ended December 31, 2021 and 2020, we incurred general and administrative expenses in the aggregate of $6,407,000 and $3,699,000, respectively. The increase of $2,708,000, or 73%, in general and administrative expenses for 2021 as compared to 2020 was primarily due to a $401,000 increase in salaries, a $306,000 increase in compensation to directors, a $1,435,000 increase in stock-based compensation expense with respect to equity granted to employees and directors and a $297,000 increase in insurance expenses.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenue since our inception, for the year ended December 31, 2021, our operating loss was $19,288,000, representing an increase of $9,503,000, or 97%, as compared to the year ended December 31, 2020.

Other Income (Expenses), Net

Other income (expenses), net consists of the following:

●	Interest earned on our cash and cash equivalents;

●	Expenses or income resulting from fluctuations of the U.S. dollar and Euro, in which a portion of our assets and liabilities are denominated, against the NIS for the period from January 1, 2021 through September 30, 2021; and

●	Expenses or income resulting from fluctuations of the NIS and Euro, in which a portion of our assets and liabilities are denominated, against the U.S. dollar for the period from October 1, 2021 through December 31, 2021; and

●	Realized and unrealized gains and losses from marketable securities.

For the years ended December 31, 2021 and 2020, we recorded net other income (expenses) of $4,820,000 and $(2,039,000), respectively. The increase in net other income for the year ended December 31, 2021 as compared to net other expenses for the year ended December 31, 2020 was mainly due to income from an increase in the fair value of marketable securities of $4,599,000, realized gains on equity securities of $991,000 for the year ended December 31, 2021 and decrease in currency fluctuations expenses on cash and cash equivalents and deposits denominated in NIS of $1,696,000.

Net Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenue since our inception, for the year ended December 31, 2021, our net loss was $14,468,000, representing an increase of $2,644,000, or 22%, as compared to our net loss for the year ended December 31, 2020.

Other Comprehensive Income (Loss)

Our functional currency is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which we operate and expect to continue to operate for the foreseeable future.

The functional currency of Enlivex R&D was the NIS. We reassessed Enlivex R&D’s functional currency and determined that, from September 30, 2021, the U.S. dollar to be the functional currency of Enlivex R&D . Gains or losses resulting from translation adjustments until September 30, 2021 are reported in other comprehensive income (loss).

As a result of 0.44% increase in the U.S. dollar against the NIS for the nine months ended September 30, 2021, as compared to a decrease of 7% in the twelve-month period ended December 31, 2020, we recorded income of $124,000 from exchange rate differences arising from translating financial statements from functional to presentation currency, as compared to income of $2,277,000 for the twelve-month period ended December 31, 2020.

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

Other Income (Expenses), Net

Other income (expenses), net consist of the following:

●	Interest earned on our cash and cash equivalents;

●	Expenses or income resulting from fluctuations of the U.S. dollar and Euro, in which a portion of our assets and liabilities are denominated, against the NIS; and

●	Realized and unrealized gains and losses from marketable securities.

For the years ended December 31, 2020 and 2019, we recorded net other (expenses) income of $(2,039,000) and $(765,000), respectively. The increase in other expenses for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily due to currency fluctuations on cash and cash equivalents and deposits denominated in currencies other than the NIS.

Net Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenues since our inception, for the year ended December 31, 2020, our net loss was $11,824,000, representing an increase of $2,440,000 or 26%, as compared to our net loss for the comparable prior year period.

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

Cash Flows

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For the years ended December 31, 2021 and 2020, net cash used in operations was $17,542,000 and $11,007,000, respectively. The increase in net cash used in operations for 2021 was primarily due to an increase in research and development expenses and general and administrative expenses as a result of increases in salaries, expenses for clinical studies and consumption of materials, director compensation, professional services fees and insurance expenses.

For the years ended December 31, 2021 and 2020, net cash used in investing activities was $38,408,000 and $20,977,000, respectively. The increase in net cash used in investing activities for 2021 as compared to 2020 resulted primarily from our investments, net of proceeds from sale of marketable securities, offset by the release of short-term bank deposits.

For the years ended December 31, 2021 and 2020, net cash provided by financing activities was $60,982,000 and $33,082,000 respectively. The increase in cash provided by financing activities for 2021 as compared to 2020 resulted primarily from net proceeds of $53,174,000 from our issuance of ordinary shares and warrants in the February 2021 offering (as defined and described below), as well as proceeds of $7,702,000 from the exercise of warrants.

5.B. Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of December 31, 2021, we had an accumulated deficit of approximately $51.9 million and working capital (current assets less current liabilities) of approximately $81.7 million. We expect to incur losses from operations for the foreseeable future, and we expect to incur increasing research and development expenses, including expenses related to the hiring of personnel, conducting preclinical studies and clinical trials and outsourcing of certain development activities. We expect that general and administrative expenses will also increase as we expand our finance and administrative staff and add infrastructure. As described above, we initiated the design and construction of a new wholly owned manufacturing plant in Israel, for which we expect to incur costs and expenses of approximately $11 million.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources, due primarily to our 2021 financing activities described below, will be sufficient to fund our projected cash requirements approximately through the third quarter of 2024. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

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

Financing During 2021

During February 2021, we received gross proceeds of approximately $6,339,000 from the sale of 284,317 ordinary shares pursuant to our At-the-Market Sales Agreement (the “Sales Agreement”), dated as of October 22, 2020, with H.C. Wainwright & Co., LLC (“Wainwright”). Pursuant to the Sales Agreement, we could elect to sell, from time to time, through Wainwright as sales agent, up to an aggregate of $25 million of our ordinary shares. The offer and sale of the ordinary shares pursuant to the Sales Agreement was registered under our effective registration statement on Form F-3 (File No. 333-232009), as described in that certain prospectus supplement, dated October 22, 2020.

On February 9, 2021, we terminated the prospectus supplement related to the offering of ordinary shares under the Sales Agreement, but the Sales Agreement remains in effect. As of February 9, 2021, we had sold an aggregate of 476,983 ordinary shares for an aggregate offering price of $8,158,236 pursuant to the Sales Agreement. Until such time as the we file with the SEC a new registration statement on Form F-3 and such registration statement becomes effective, the Company may not offer and sell any additional ordinary shares under the Sales Agreement.

On February 9, 2021, we entered into an amended and restated underwriting agreement with Wainwright with respect to our offer, issuance and sale (the “February 2021 offering”) of an aggregate of 2,296,107 ordinary shares, together with an option granted to Wainwright to purchase up to 344,416 additional ordinary shares. All shares sold in the February 2021 offering were sold pursuant to our effective shelf registration statement on Form F-3 (File No. 333-232009) together with the post-effective amendment thereto (File No. 333-252926) and a related base prospectus, together with the related preliminary prospectus supplement and prospectus supplement dated February 9, 2021 filed with the SEC. The ordinary shares were offered to the public at a price of $20.00 per share.

We issued an aggregate of 2,564,312 ordinary shares in the February 2021 offering (including 268,205 ordinary shares issued pursuant the partial exercise by Wainwright of its option to purchase additional ordinary shares). We paid Wainwright underwriting discounts and commissions equal to 7% of the gross proceeds from the sale of ordinary shares to the public in the February 2021 offering, as well as a management fee equal to 1% of the gross proceeds from the sale of the ordinary shares in the February 2021 offering. In addition, we issued to Wainwright or its designees 179,501 warrants to purchase ordinary shares. Such warrants are exercisable for five years from the commencement of the February 2021 offering and have an exercise price of $25 per ordinary share, subject to customary adjustments. We also reimbursed Wainwright approximately $126,000 for various expenses.

During February 2021, 855,813 of our previously issued and outstanding warrants were exercised for an aggregate of 855,813 ordinary shares, at a price of $9.00 per share, providing us with aggregate gross proceeds of $7.7 million.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2021.

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 Years
	(in thousands)
Operating Lease Obligations	$6,973	823	1,544	1,314	3,292
Other Long-Term Contingent Liabilities	7,800	-	-	-	7,800
Total	$14,773	823	1,544	1,314	11,092

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments. Our market risk exposure is primarily a result of foreign currency exchange rates. As of December 31, 2021, $56,107,000 of our net assets (i.e., total assets net of total liabilities) were denominated in NIS while our functional currency is the U.S. dollar. Changes of 5% in the U.S. dollar against the NIS exchange rate will increase/decrease our expenses by $2,805,000.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar, and vice versa, because a considerable portion of our expenses are denominated in NIS. Our NIS expenses consist principally of payments made to employees, subcontractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in NIS. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

As of December 31, 2021, we were not engaged in foreign currency hedging transactions. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currency. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

5.C. Research and Development, Patents and Licenses, Etc.

For our research and development efforts, see Item 4.B. “Business Overview.” For information regarding our patents and proprietary rights, see Item 4.B. “Business Overview––Intellectual Property and Patents and Proprietary Rights.” For information regarding our license agreements, see Item 4.B. “Business Overview––License Agreements.”

5.D. Trend Information

We are a clinical-stage macrophage reprogramming immunotherapy company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our financial condition, including our liquidity and capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions. Our results of operations and financial condition may be affected by various trends and factors discussed in Item 3.D. “Risk Factors,” Item 4 “Information on The Company” and elsewhere in this Item 5 “Operating and Financial Review and Prospects.”

5.E. Critical Accounting Estimates

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

Stock-Based Compensation

We have issued restricted stock and options to purchase our common stock. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service/vesting period. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility.

We estimate the grant date fair value of stock options and the related compensation expense, using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) expected life (estimated period of time outstanding) of the options granted, (2) volatility, (3) risk-free rate and (4) dividends. In general, the assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment.

Leases:

We determine if an arrangement includes a lease at inception. Right-of-use assets represent our right to use an underlying asset for the lease term; and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease, renewal date of the lease or significant remodeling of the lease space based on the present value of the remaining future minimum lease payments. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and short-term and long-term lease liabilities, as applicable.

Operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. The interest rate implicit in lease contracts is typically not readily determinable. As a result, we utilize our incremental borrowing rate to discount lease payments, which reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment.

Our leases include options to extend or terminate the lease.  In determining the lease term, management uses its judgement to determine whether or not an option would be reasonably certain to be exercised. Management considers all facts and circumstances including their past practice and any cost that will be incurred to change the asset if an option to extend is not taken to help determine the lease term. Extension options are only included in the lease term if the lease is reasonably certain to be extended.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table lists the names and positions of the current executive officers and directors of the Company. The business address for each of our directors, senior management and executive officers is c/o Enlivex Therapeutics Ltd., 14 Einstein Street, Nes Ziona, Israel 7403618.

Name	Age	Position
Shai Novik, MBA	56	Executive Chairman of the Board
Oren Hershkovitz, Ph.D.	45	Chief Executive Officer
Prof. Dror Mevorach, M.D.	66	Chief Scientific & Medical Officer
Shachar Shlosberger, CPA	45	Chief Financial Officer
Abraham (Avri) Havron, Ph.D.	74	Director
Gili Hart, Ph.D.	47	Director
Michel Habib	55	Director
Sangwoo Lee	50	Director
Bernhard Kirschbaum, Ph.D	63	Director
Brian Schwartz, M.D.	60	Director

Backgrounds of Current Executive Officers and Directors

Shai Novik has served as the Company’s Executive Chairman of the Board since 2014. Mr. Novik founded PROLOR Biotech, Inc. in 2005, and served as its President until 2014. PROLOR Biotech was listed on the NYSE MKT (N/K/A NYSE American) in 2010 and was sold in 2013 to OPKO Health, Inc. (“OPKO”) in one of the largest biotech exits ($560 million) in the history of Israeli biotech. Mr. Novik has been a member of the board of Cortex Therapeutics, Inc., a neuroscience technology company, since 2020 and of Innovision Labs Inc. since 2013. Mr. Novik previously served as Chief Operating Officer and Head of Strategic Planning of THCG, Inc., a technology and life sciences investment company. THCG was a portfolio company of Greenwich Street Partners, one of the largest U.S. private equity funds. THCG’s portfolio included several life sciences and medical devices companies. Mr. Novik received his M.B.A., with distinction, from Cornell University.

Oren Hershkovitz Ph.D, has served as the Company’s Chief Executive Officer since November 2019. Prior to that, Dr. Hershkovitz served for nearly a decade in managerial and executive roles at PROLOR Biotech, Inc., including following its acquisition by OPKO and change in name to OPKO Biologics, Inc., acting as General Manager for more than 4.5 years. Dr. Hershkovitz successfully managed more than 70 employees and led manufacturing, non-clinical and clinical development for various Phase I, II and III programs, including for obesity, hemophilia and growth hormone deficiency. Dr. Hershkovitz earned his Ph.D. in immunology from the BGU of the Negev with distinction.

Prof. Dror Mevorach, M.D., the Company’s founder, has served as the Company’s Chief Scientific & Medical Officer since 2009. Prof. Mevorach is a leading scientist on the removal of apoptotic cells and the Co-Chair of the 2015 Apoptotic Cell Recognition and Clearance Gordon Research Conference at the University of New England in Maine. Prof. Mevorach is currently the Director of the Rheumatology Research Centre of Hadassah Hospital and a Senior Lecturer in Medicine at the Hebrew University of Jerusalem, Hadassah School of Medicine. Since 2009, Prof. Mevorach has managed the internal medicine department at Hadassah Hospital in Jerusalem. Prof. Mevorach published more than 112 scientific papers and frequently lectures at international conferences. Prof. Mevorach earned his M.D. from The Technion – Israel Institute of Technology in Haifa, Israel.

Shachar Shlosberger, CPA., has served as the Company’s Chief Financial Officer since 2016, bringing with her more than 11 years of financial experience in the hi-tech and biotechnology industries. Prior to her position at the Company, Mrs. Shlosberger worked for four years at PROLOR Biotech, Inc. as Finance Director where she was responsible for the overall financial operations in Israel and the United States. Ms. Shlosberger is a Certified Public Accountant and holds a M.B.A. in Accounting and Business Administration from the College of Management in Israel.

Abraham (Avri) Havron, Ph.D., has served as one of the Company’s directors since 2014. Dr. Havron served as the Chief Executive Officer of PROLOR Biotech, Inc. from 2005 through 2013. Dr. Havron is a 35-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories (then, a subsidiary of Serono, later acquired by Merck) from 1980 to 1987, and headed the development of the multiple sclerosis drug REBIF, with current sales of more than $1.5 billion annually. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron’s managerial responsibilities included the co-development of several therapeutic proteins and other bio-pharmaceuticals currently in the market, including recombinant human growth hormone (BioTropin), recombinant Hepatitis B Vaccine (Bio-Hep-B), recombinant Beta Interferon (REBIF), recombinant human insulin and hyaluronic acid for ophthalmic and orthopedic applications. Dr. Havron earned his Ph.D. in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow in the Harvard Medical School, Department of Radiology. Dr. Havron served as a director of Kamada Ltd. (KMDA) from 2010 to 2018. Dr. Havron also currently serves on the board of directors of Collplant Holdings Ltd. (CLGN), which position he has held since 2016, and PamBio Ltd., a private biotech company since 2016.

Gili Hart, Ph.D., has served as one of the Company’s directors since 2014. Dr. Hart previously held various positions at OPKO Biologics, Inc. (f/k/a PROLOR Biotech, Inc.) and led the pre-clinical, clinical and pharmacological activities there from 2008 until her move in 2018 to Mitoconix Bio Ltd., a biopharmaceutical company developing disease modifying therapies addressing unmet medical needs by improving mitochondrial health, where she currently serves as Chief Executive Officer. Dr. Hart was a research fellow in the Immunology Department of Yale University from 2005 to 2007 and a research fellow at the Immunology Department of the Weizmann Institute of Science in Israel. Dr. Hart currently serves as a member of the board of directors of Collplant Holdings Ltd. (CLGN), which position she has held since 2017. Dr. Hart received her Ph.D. with distinction from the Immunology Department of the Weizmann Institute of Science in Immunology, and a M.S. degree in Biotechnology Engineering, summa cum laude, from the Technion Institute in Israel. Dr. Hart has published numerous papers and patents, in each case focusing on autoimmunity disease and immune system activation.

Michel Habib has been a Director of the Company since 2017. Michel is a seasoned Venture Capitalist and senior executive investing in MedTech & Biotech, expert in value building throughout the whole spectrum of tech companies development, with a track record of successful exits of over 1.5 $Bn. Former advisor to CBG Ltd, a multi Billion London based family office. Former CEO of Hadasit Bio-Holdings (HDST), member of the BOD of Kahr Medical, Minovia, Omnix, Eximore, Tamarix, Epitomee (Strategic deal with Nestle Health Science (TASE IPO, EPIT), Meditate (Acquired by Olympus), Xenia Ventures and VLX Incubator, served as Chairman of Cellcure (Nasdaq, LCTX) (Acquired by Roche Genentech) and Adicet Bio (Nasdaq ACET).Former Managing Partner at Matar Capital Advisors, where he served as Partner at the MaC LP VC Funds, with over $100M under management, with significant exits (Lumenis, MST, Endochoice, Peptron).Former Elron's BD Director, managing the Medical Devices sector (Medingo, Given Imaging). Established and managed the Israel investment banking activity of ING Barings, served as VP Investment Banking at Cukierman & Co.During the 90's served as Israel’s Economic Consul in Boston, and as Commercial Attaché to South Korea. As Officer (Academic Reserve, Captain Res.) in the IDF Navy, managed development of advanced Naval systems for the Navy's elite unit.

Mr. Habib holds a BsC in Aeronautical Engineering from the Technion. He is a graduate from Israel's foreign service economic cadet school, member of the Technion Alumni "100 Club” and graduate from the Global Executive Program on Negotiation (PON) at Harvard Law School.

Sangwoo Lee has served as one of the Company’s directors since 2017. Mr. Lee has served as an Executive Director of the Investment Department at Korea Investment Partners Co. Ltd., the largest capital venture fund in Korea, since 2014 and President of its U.S. branch since 2017. Korea Investment Partners Co. Ltd. is an affiliate of KIP Global Pharma Private Equity Fund, one of the Company’s major shareholders. He is responsible for sourcing and evaluation of start-up companies, investment and participation in business development and growth expansion of the fund’s investments in the United States and Europe. Previously, from 2013 to 2014, Mr. Lee was General Manager of the MSC Department at Samsung Electronics, responsible for strategic and business planning; and from 2004 to 2013, Vice President, CTO & Foreign Marketing Group Leader at Polidigm Co. Ltd. Mr. Lee currently serves as a member of the board of directors of Celleron Therapeutics since 2016, Pavilion Data Systems Inc. since 2018, Prokarium Ltd. since 2018, Atrogi AB since 2019, PDC*Line Pharma since 2019, Geneos Therapeutics since 2020. Additionally, Mr Lee served as a member of the board of Directors of Elastagen Pty, Ltd. from 2015 to 2017, KAHR Medical Ltd. from 2015-2019 (observer since 2020), and SecuLetter from 2019 to 2021. Mr. Lee currently serves as a board observer of Lyncean Technologies since 2018, Global Kinetics Pty, Ltd since 2018, Elicio Therapeutics since 2020.

Bernhard Kirschbaum, Ph.D., has been a Director of the Company since 2018. Dr. Kirschbaum served as Executive Vice President and a member of the board of directors at Merck Serono SA Switzerland, Merck Serono Ltd, UK, Merck Serono, China, and Head of Global Research & Early Development reporting to the Chief Executive Officer of Merck Serono Darmstadt/Geneva from 2011 to 2013. He led a global team of more than 1,200 employees, with a 400 million Euro annual budget. Since then, he has served as a member of the board of directors of several biotechnology companies, including Protagen Diagnostics from 2014 to 2019, and, currently, Redx Pharma PLC since 2016, Omeicos Therapeutics GmbH since 2015 (as Chair), BioMedx since 2017, KAHR Medical Ltd since 2017 (as an observer), Amarna Therapeutics since 2019, GeneQuine since 2021 and FutuRx since 2018. Dr. Kirschbaum has longstanding expertise in a broad range of disease areas, including rheumatology/immunology, thrombosis, cardiometabolic diseases, oncology and neurology. He has successfully participated in the profiling of several drugs in their course to the market or during market expansion, including Arava, Velcade, Lovenox, Erbitux and Avelumab/Bavenco. Dr. Kirschbaum led drug portfolio re-allocation with focus on the therapeutic areas: oncology, neurodegenerative diseases (MS, Alzheimers, Parkinsons), autoimmune and inflammatory diseases. Dr. Kirschbaum has also been involved in research activities with respect to fertility, mainly focusing on embryo technologies. He implemented the new Merck Serono research organization, including an exploratory medicine department and all non-clinical development functions (toxicology, general & safety pharmacology, Chemistry, Manufacturing and Control (CMC) development and Drug Metabolism and Pharmacokinetics (DMPK)). Previously, Dr. Kirschbaum was Vice President Discovery Research, Global Head of Thrombosis and Angiogenesis at Sanofi-Aventis; and Vice President, Drug Innovation and Approval at Aventis. Dr. Kirschbaum earned his Ph.D. in biochemistry, summa cum laude, from the University of Konstanz, Germany, was a postdoctoral fellow with Dr. R.G. Roeder, at the Rockefeller University in New York, and a Research Associate with Dr. M. Buckingham at Institut Pasteur in Paris.

Brian Schwartz, M.D. has served as one of the Company’s directors since December 2020. Dr. Schwartz has wide-ranging experience as a drug development expert in pharmaceutical and biotechnology industries, spanning several therapeutic areas including oncology, hematology, dermatology, neurology and rare diseases. During the past decade he has served as Senior Vice President, Head of Research & Development and Chief Medical Officer of ArQule Inc., which was acquired for $2.7 billion by Merck & Co. in 2020. Prior to ArQule, Dr. Schwartz was CMO at Ziopharm Oncology Inc. (Nasdaq: ZIO), andpreviously held several senior leadership roles at Bayer AG and LEO Pharma. The majority of Dr. Schwartz’s achievements have been in oncology, encompassing the development of targeted, cytotoxic agents and immunotherapy. Dr. Schwartz has been involved with a number of drug approvals, including sorafenib at Bayer, which has been used as a foundation for a number of initiatives in U.S. based cancer/rare disease focused biotechnology companies. At ArQule and Ziopharm Dr. Schwartz was a key member of the management team and managed diverse interdisciplinary teams to prepare multiple successful New Drug Applications (NDA), numerous Investigational New Drug (IND) applications, preclinical and clinical drug development programs. Dr. Schwartz has acquired knowledge and experience of medical affairs, cooperative oncology group, investors relations, partnering and capital raising. He is currently a Board Member of Mereo Biopharma Group plc (Nasdaq: MREO), Cyclacel Pharmaceutical Inc (Nasdaq: CYCC) and LifeSci Acquisition Corp (Nasdaq: LSAQ). In addition, Dr. Schwartz serves as an advisor, SAB member and independent consultant for numerous private biotech and investment companies. Dr. Schwartz received his medical degree from the University of Pretoria, South Africa, completed a fellowship at the University of Toronto, Canada and practiced medicine prior to his career in the biopharmaceutical industry.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. In addition, there are no family relationships among our executive officers and directors.

6.B. Compensation of Board Members and Executives

The aggregate compensation of all board members and executive officers, including share-based compensation, for the year ended December 31, 2021, was $4,391,000. This amount includes amounts set aside or accrued to provide pension, severance, education fund, retirement, annual leave and recuperation or similar benefits or expenses, commonly provided by Israeli companies to their employees. This amount does not include any business travel and expenses reimbursed to office holders.

1,604,506 options and 178,331 restricted stock units (“RSUs”) to purchase ordinary shares of the Company, in the aggregate, were granted to board members and executive officers under the 2019 Equity Incentive Plan through December 31, 2021, and all of such options and RSUs were outstanding as of December 31, 2021. The options have a weighted average exercise price of $6.00 per option.

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

With respect to the Executive Chairman’s consulting agreement, if we terminate the Executive Chairman’s Board service other than for cause, the Executive Chairman is entitled to the base retainer for the twelve-month period following the effective date of termination. The Executive Chairman is also entitled to certain other stock option payments upon such termination, and to certain benefits in the case the termination is due to long-term disability. On November 4, 2021 the Company and the Executive Chairman entered into an amendment to the agreement, granting the Executive Chairman 3.33% of future gross proceeds actually received by the Company during the first five (5) years from consummation of a commercial transaction or sale, as defined in the amendment. Such commissions will be paid once the aggregate consideration actually received by the Company in respect of such transactions will equal or exceed $20 million.

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

Please see “Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements” for a further description of the enforceability of non-competition clauses. See “Related Party Transactions” below for additional information.

6.C. Board Practices

Board of Directors

Pursuant to the Israeli Companies Law 5759-1999 (the “Companies Law”), the management of our business is vested in our Board. Our Board may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board. Executive officers are appointed by, and serve at the discretion of, our Board, subject to any applicable employment agreements we have entered into with the executive officers.

Under our Amended and Restated Articles of Association, the Board must consist of at least five and not more than eleven directors. The Board of the Company is currently composed of seven members, and includes Mr. Shai Novik, Dr. Bernhard Kirschbaum, Dr. Abraham (Avri) Havron, Dr. Gili Hart, Mr. Sangwoo Lee, Mr. Michel Habib and Mr. Brian Schwartz. These directors were nominated immediately after the closing of the Merger except Mr. Brian Schwartz who was originally nominated in November 2020. All of our directors were reelected at Annual and Extraordinary General Meeting held on November 4, 2021, and will serve until our next annual general meeting of shareholders (a “General Meeting”) and until their respective successors are duly elected and qualified. Each of our directors shall be elected at an annual General Meeting and shall serve in his or her office until the next annual General Meeting, or until they cease to serve in their office in accordance with the provisions of our Amended and Restated Articles of Association or any law, whichever is the earlier.

Under the Companies Law, the Board must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements, sufficient to be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the Board must consider, among other things, the type and size of the company and the scope and complexity of its operations. The existing Board of the Company has determined that the Company requires one director with such expertise, and that both Mr. Shai Novik and Mr. Michel Habib have such accounting and financial expertise.

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

In addition, the Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee as set forth in the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an office holder has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his or her role and to regulate the company’s rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. In addition, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a “controlling shareholder” (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a “controlling shareholder,” which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

Under the Companies Law, an audit committee must consist of at least three directors, including all the external directors of the company, and a majority of the members of the audit committee must be independent or external directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or “professional qualifications,” with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The following persons may not be a member of the audit committee:

●	The chairman of the board of directors;

●	Any director employed by or otherwise providing services to the company or to the “controlling shareholder” or entity under such controlling shareholder’s control;

●	Any director who derives his salary primarily from a controlling shareholder;

●	A “controlling shareholder;” or

●	Any relative of a “controlling shareholder.”

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

The Board’s compensation committee (the “Compensation Committee”) consists of three members, Mr. Bernhard Kirschbaum, Dr. Avri Havron, and Dr. Gili Hart, all of whom are independent under the listing standards of the Nasdaq Listing Rules.

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

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation – basing the compensation on long term performance and measurable criteria (though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the office holder to the company. Pursuant to the provisions of the Companies Law, variable components in the amount of up to a three month salary of the relevant office holder, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

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

The following persons may not be a member of the compensation committee:

●	The chairman of the board of directors;

●	Any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder’s control;

●	Any director who derives his salary primarily from a “controlling shareholder;”

●	A “controlling shareholder;” or

●	Any relative of a “controlling shareholder.”

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

6.D. Employees

As of December 31, 2021, the Company had 71 full time employees. The Company’s Chief Scientific & Medical Officer provides services on a part-time basis pursuant to a consulting agreement. Forty-four of the Company’s employees are currently involved in product development, and six provide general and administrative services. All of these employees are located in Israel.

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

Incentive Option Plans

We maintain the pre-Merger Bioblast 2013 Incentive Option Plan (the “2013 Plan”). As of December 31, 2021, there were a total of 500 options to purchase ordinary shares outstanding under our 2013 Plan, which are exercisable at a weighted average exercise price of $90.16 per share. No additional awards may be issued under the 2013 Plan.

We also maintain our 2014 Global Share Incentive Plan (the “2014 Plan”).

In June 2019, we adopted the Global Share Incentive Plan (2019) (the “2019 Plan”), under which all ordinary shares that remained available for future grant under all existing plans were reserved for issuance with respect to awards that may be granted under the 2019 Plan. As of December 31, 2021, there were a total of 4,150,704 options to purchase ordinary shares under our 2019 Plan, of which 2,142,547 options to purchase ordinary shares were issued and outstanding, 229,331 RSUs were issued and outstanding and 1,451,043 ordinary shares remained available for future issuance. A total of 1,613,465 options to purchase ordinary shares were vested as of that date, with a weighted average exercise price of $4.90 per share.

The 2019 Plan is administered by our Board of Directors, which shall determine, subject to Israeli law, the grantees of awards and various terms of the grant. The 2019 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961 (the “Ordinance”).

Options and RSUs granted under the 2019 Plan to Israeli employees have been granted under the capital gains track of Section 102 of the Ordinance. Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders, to receive favorable tax treatment for compensation in the form of shares or options. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee (without a trustee). Section 102(b)(2) of the Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. In order to comply with the terms of the capital gains track, all options granted under the 2013 and 2019 Plans pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the ordinary shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

Options and RSUs granted under the 2019 Plan will generally vest over four years commencing on the date of grant such that 25% vest after one year, thereafter, the options or RSUs shall vest in 3 equal annual installments (every 12 months), each equal substantially to 25% of the shares subject to the option or RSU granted herein, over three years. Options that are not exercised within ten years from the grant date expire, unless otherwise determined by the Board of Directors or its designated committee, as applicable. In case of termination for reasons of disability or death, the grantee or his legal successor may exercise options that have vested prior to termination within a period of six to twelve months from the date of disability or death. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

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

Copies of the 2013 Plan, the 2014 Plan and the 2019 Plan are filed as exhibits to this Annual Report on Form 20-F.

See also Item 7.A. “Major Shareholders” below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table and the related notes present information with respect the beneficial ownership of the Company’s ordinary shares as of March 31, 2022 by:

●	each shareholder known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares immediately following the closing of the Merger and Private Placement;

●	each director of the Company;

●	each executive officer of the Company; and

●	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The percentage of ordinary shares beneficially owned is based on 18,373,427 ordinary shares issued and outstanding as of March 31, 2022.

Ordinary shares of the Company that may be acquired by an individual or group within 60 days of March 31, 2022, pursuant to the exercise of the Company’s outstanding options or warrants, are deemed outstanding for the purposes of computing the percentage of ordinary shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of ordinary shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
The Company’s 5% or Greater Shareholders (other than Directors and Executive Officers)
HBL-Hadasit Bio-Holdings Ltd	1,096,603	5.97%
KIP Global Pharma-Ecosystem Private Equity Fund	1,417,950	7.72%

Directors and Executive Officers
Shai Novik (1)	1,289,490	6.81%
Avri Havron (2)	229,356	1.24%
Dror Mevorach (3)	572,207	3.06%
Gili Hart, Director (4)	66,490	*
Sangwoo Lee (5)	53,192	*
Brian Schwartz (6)	10,125	*
Michel Habib (5)	53,192	*
Bernhard Kirschbaum (7)	39,894	(* )
Oren Hershkovitz (8)	87,819
Shachar Shlosberger (9)	9,368	*

All directors and executive officers as a group	2,411,132	12.28%

*	Less than 1%.

(1)	Includes 555,995 shares underlying options exercisable within 60 days from March 31, 2022, of which 132,979 options expire in January 2025 and have an exercise price of USD 2.69, and 145,238 options expire in December 2027 and have an exercise price of USD 6.22 and 173,611 options expire in May 2030 and have an exercise price of USD 3.66 and 104,167 options expire in May 2031 and have an exercise price of USD 12.23

(2)	Includes 53,192 shares underlying options exercisable within 60 days from March 31, 2022, which expire in January 2025 and have an exercise price of USD 2.69.

(3)	Includes 345,238 shares underlying options exercisable within 60 days from March 31, 2022, of which 200,000 options expire in January 2025 and have an exercise price of USD 2.69, 121,032 options expire in December 2027 and have an exercise price of USD 6.22, and 24,206 of these options expire in January 2028 with an exercise price of USD 6.22.

(4)	Includes 66,490 shares underlying options exercisable within 60 days from March 31, 2022, which expire in January 2025 and have an exercise price of USD 2.69.

(5)	Includes 53,192 shares underlying options exercisable within 60 days from March 31, 2022, which expire in December 2027 and have an exercise price of USD 6.22.

(6)	Includes 10,125 shares underlying options exercisable within 60 days from March 31, 2022, which expire in November 2030 and have an exercise price of USD 9.02.

(7)	Includes 39,894 shares underlying options exercisable within 60 days from March 31, 2022, which expire in July 2028 and have an exercise price of USD 6.22.

(8)	Includes 75,000 shares underlying options exercisable within 60 days from March 31, 2022, which expire in November 2029 and have an exercise price of USD 8.19.

(9)	Includes 9,368 shares underlying options and RSUs exercisable within 60 days from March 31, 2022, of which 1,937 options expire in April 2026 and have an exercise price of USD 2.69, 1,452 options expire in March 2027 and have an exercise price of USD 2.69, 1,452 options expire in December 2027 and have an exercise price of USD 6.22 and 1,089 options expire in December 2028 and have an exercise price of USD 10.12 and 2,500 options expire in March 2030 and have an exercise price of USD 4.68 and 938 RSUs expire in April 2031

According to our transfer agent, as of March 30, 2022, there were 39 record holders of our ordinary shares, among whom are 3 U.S. holders (including Cede & Co., the nominee of the Depositary Trust Company, holding 87.75% % of our ordinary shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares are held by brokers or other nominees. None of our shareholders has different voting rights from other shareholders.

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

Certain Relationships and Related Party Transactions

The following is a summary description of the material terms of those transactions with related parties to which we are party, and which were in effect within the 2021 fiscal year through March 30, 2022.

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

Indemnification Agreements

Our Amended and Restated Articles of Association permit us to exculpate, indemnify and insure each of our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and officers, exculpating them, to the fullest extent permitted by the Companies Law, from liability for monetary or other damages due to, or arising or resulting from, a breach of the duty of care to the Company and undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from certain acts performed by such office holders in their capacity as an office holder of the Company, our subsidiaries or affiliates. The indemnification is limited both in terms of amount and coverage.

Insurance

In addition to the indemnification agreements described above, we have obtained directors’ and officers’ liability insurance with maximum coverage of $5 million in the aggregate for the benefit of the Company and our office holders and directors. Such directors’ and officers’ liability insurance contains certain standard exclusions.

We also maintain insurance for our offices in Nes Ziona, Yavne and Jerusalem, Israel. Our insurance program covers approximately $12.1 million of equipment, inventory, construction costs and lease improvements against risk of loss and damage. In addition, we maintain the following insurance: employer liability with coverage of approximately $6 million and third-party liability with a coverage of approximately $12.8 million.

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

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not currently believe that the outcome of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability. Any future litigation may result in substantial costs and be a distraction to management. No assurance can be given that future litigation will not have a material adverse effect on our financial position. For an additional discussion of certain risks associated with legal proceedings, see Item 3.D. “Risk Factors.”

Dividends

We have never paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends for the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our Board of Directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends. See Item 10.B. “Articles of Association––Rights, Preferences, Restrictions of Shares and Shareholder Meetings––Dividend and Liquidation Rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Taxation” below for additional information.

8.B. Significant changes

Except as disclosed elsewhere in this Annual Report on Form 20-F, there have been no other significant changes since December 31, 2021, until the date of the filing of this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Not applicable.

9.B. Plan of Distribution

Not applicable.

9.C. Market for Ordinary Shares

Our ordinary shares are listed on the Nasdaq Capital Market under the new symbol “ENLV” and on the Tel Aviv Stock Exchange under the symbol “ENLV.”

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

10.C. Material Contracts

For a description of our license agreements, see Item 4.B. “Business Overview––License Agreements” and for a description of the agreements related to our directors and officers, Item 7.B. “Related party transactions––Employment Agreements and Arrangements with Directors and Related Parties.”

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

An additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeded NIS 663,240, in 2021.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “substantial shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. An additional tax at a rate of 3% will be imposed on high earners whose annual income or gains exceeded NIS 663,240, in 2021.

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

U.S. Federal Income Taxation

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “TCJA”), was signed into law making significant changes to U.S. income tax law, including a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, modification of the U.S. international taxation system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. We did not see a material direct impact on our financials as of December 31, 2021.

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

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is subject to special tax rules, including any U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered.

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

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. See discussion above under “Israeli Tax Considerations––Taxation of Our Shareholders––Dividends.” Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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

If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election,” or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our ordinary shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ordinary shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For a discussion related to our market risk, see Item 5 “Operating and Financial Review and Prospects.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

We do not have any outstanding American Depositary Shares or American Depositary Receipts.

PART TWO

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. Based on such evaluation, those officers have concluded that, as of December 31, 2021, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Yarel + Partners, our principal independent registered public accounting firm, as stated in their report that appears herein.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Yarel + Partners, our principal independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
Audit fees (1)	$202,503	$141,806
Audit related fees (2)	—	—
Tax Fees (3)	15,479	10,167
All other fees	—	—
Total	$217,982	$151,973

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit-related fees relate to assurance and related services that traditionally are performed by the independendent auditor including SEC filings, comfort letter, consents and comment letters in connection with regulatory filings.

(3)	Includes fees related to professional services in connection with tax returns and other tax related services.

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

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than pursuant to Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval would otherwise generally be required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (a) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the Compensation Committee, Board of Directors and shareholders are all required, (b) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law–– Disclosure of personal interests of controlling shareholders,” and (c) terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law––Disclosure of personal interests of controlling shareholders.” In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART THREE

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item 17.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, the related notes thereto, and the Report of Independent Public Accountants are filed as a part of this Annual Report on Form 20-F.

Audited Financial Statements

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Amended and Restated Articles of Association of the Company (filed as Exhibit 99.2 to Form 6-K filed on March 27, 2019 (File No. 001-36578) and incorporated herein by reference).

2.1	Description of Ordinary Shares (filed as Exhibit 2.1 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.1	Bioblast Pharma Ltd. 2013 Incentive Option Plan, as amended (filed as Exhibit 4.1 to Form 20-F filed on March 29, 2016 (File No. 001-36578), and incorporated herein by reference).

4.2	Enlivex Therapeutics Ltd. 2014 Global Share Incentive Plan (filed as Exhibit 4.2 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.3	Enlivex Therapeutics Ltd. 2019 Global Share Incentive Plan (filed as Exhibit 4.3 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.4	Agreement and Plan of Merger, dated November 19, 2018 by and among Bioblast Pharma Ltd., Treblast Ltd. and Enlivex Therapeutics Ltd. (filed as Exhibit 99.1 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference).

4.5	Form of Ordinary Share Purchase Warrant issued to investors on March 22, 2016 (filed as Exhibit 4.1 to Form 6-K filed on March 18, 2016 (File No. 001-36578), and incorporated herein by reference).

4.6	Form of Indemnification Agreement (filed as Exhibit 4.5 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.7	Agreement between the Company and A.S. Novik, dated as of September 7, 2018 (filed as Exhibit 4.6 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.8	Employment Agreement between the Company and Oren Hershkovitz, dated as of November 16, 2019 (filed as Exhibit 4.8 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.9	Employment Agreement between the Company and Shachar Shlosberger, dated as of May 3, 2016 (filed as Exhibit 4.8 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.10	Consulting Agreement between the Company, Hadasit Medical Research Services and Development and Dror Mevorach, dated as of January 1, 2017 (filed as Exhibit 4.9 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.11	License Agreement between the Company and Tolaren Ltd., dated as of April 30, 2008 (filed as Exhibit 4.10 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.12	License Agreement between the Company, Hadasit Medical Research Services and Development Ltd. And Yissum Research and Development Company Ltd., dated as of March 12, 2006 (filed as Exhibit 4.11 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.13	Securities Purchase Agreement, dated March 11, 2019 (filed as Exhibit 99.1 to Form 6-K filed on March 27, 2019 (File No. 001-36578) and incorporated herein by reference).

4.14	Contingent Value Rights Agreement, dated November 19, 2018 (filed as Exhibit 99.2 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference).

4.15†	Research Agreement, between the Company and Cell Generation (C-G) Ltd., dated May 12, 2019 (filed as Exhibit 4.15 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.16	Form of Securities Purchase Agreement in the February 2020 offering (filed as Exhibit 1.1 to Form 6-K filed on February 26, 2020 (File No. 001-36578), and incorporated herein by reference).

4.17	Form of Placement Agent Warrant in the February 2020 offering (filed as Exhibit 4.1 to Form 6-K filed on February 26, 2020 (File No. 001-36578), and incorporated herein by reference).

4.18	Form of Securities Purchase Agreement in the March 2020 offering (filed as Exhibit 1.1 to Form 6-K filed on March 5, 2020 (File No. 001-36578), and incorporated herein by reference).

4.19	Form of Investor Warrant in the March 2020 offering (filed as Exhibit 4.1 to Form 6-K filed on March 5, 2020 (File No. 001-36578), and incorporated herein by reference).

4.20	Form of Placement Agent Warrant in the March 2020 offering (filed as Exhibit 4.2 to Form 6-K filed on March 5, 2020 (File No. 001-36578), and incorporated herein by reference).

4.21	At The Market Offering Agreement, dated October 22, 2020, between Enlivex Therapeutics Ltd. and H.C. Wainwright & Co., LLC (filed as Exhibit 10.1 to Form 6-K filed on October 22, 2020 (File No. 001-36578), and incorporated herein by reference).

4.22	Amended and Restated Underwriting Agreement, dated February 9, 2021, by and between Enlivex Therapeutics Ltd. and H.C. Wainwright & Co., LLC (filed as Exhibit 1.1 to Form 6-K filed on February 12, 2021 (File No. 001-36578), and incorporated herein by reference).

4.23	Form of Underwriter Warrant in the February 2021 offering (filed as Exhibit 10.1 to Form 6-K filed on February 12, 2021 (File No. 001-36578), and incorporated herein by reference).

4.24	Amendment, dated as of effective as of January 1, 2020, to the Consulting Agreement by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd. (filed as Exhibit 4.24 to Form 20-F filed on April 30, 2021 (File No. 001-36578), and incorporated herein by reference).

4.25*	Second Amendment to the Consulting Agreement by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd, dated November 4, 2021.

8.1*	List of Subsidiaries of Enlivex Therapeutics Ltd.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Yarel + Partners

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Defeinition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

†	Portions of the exhibit have been omitted because such information is both (i) not material and (ii) could be competitively harmful if publicly disclosed.

SIGNATURES

Enlivex Therapeutics Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Enlivex Therapeutics Ltd.

By:	/s/ Oren Hershkovitz
Oren Hershkovitz
Chief Executive Officer

Date: April 29, 2022

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ENLIVEX THERAPEUTICS LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Enlivex Therapeutics Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements).

We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Yarel + Partners

Yarel + Partners

Certified Public Accountants (Isr.)

Tel-Aviv, Israel

April 25, 2022

We have served as the Company’s auditor since 2013.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2021	2020

ASSETS
Current Assets
Cash and cash equivalents (note 3)	$11,202	$5,673
Short term deposits (note 4)	10,004	30,034
Marketable securities	62,924	-
Prepaid expenses and other receivables	2,199	1,243
Cash held with respect to CVR Agreement (notes 3 & 8)	113	1,171
Total Current Assets	86,442	38,121

Non-Current Assets
Property and equipment, net (note 5)	2,530	1,481
Other assets (notes 6 & 9)	6,174	756
Total Non-Current Assets	8,704	2,237
TOTAL ASSETS	$95,146	$40,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade (note 14)	$878	$463
Accrued expenses and other liabilities (note 7)	3,727	2,738
CVR holders (note 8)	113	1,171
Total Current Liabilities	4,718	4,372

Non-Current Liabilities
Other long-term Liabilities (note 9)	5,389	499
Total Non-Current Liabilities	5,389	499

Commitments and Contingent Liabilities (note 10)

TOTAL LIABILITIES	10,107	4,871

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.40 par value: (note 11) Authorized: 45,000,000 shares as of December 31, 2021 and 2020; Issued and outstanding: 18,331,507 and 14,587,934 as of December 31, 2021 and 2020, respectively;	2,107	1,646
Additional paid in capital	133,796	70,361
Foreign currency translation reserve	1,101	977
Accumulated deficit	(51,965)	(37,497)
TOTAL SHAREHOLDERS’ EQUITY	85,039	35,487
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$95,146	$40,358

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2021	2020	2019

Revenues	$-	$-	$-

Operating expenses:
Research and development expenses, net (note 16a)	12,881	6,086	5,604
General and administrative expenses (note 16b)	6,407	3,699	3,015
	19,288	9,785	8,619

Operating (loss)	(19,288)	(9,785)	(8,619)

Other income (expenses), net (note 16c)	4,820	(2,039)	(765)

Net (loss)	$(14,468)	$(11,824)	$(9,384)

Other comprehensive gain (loss)
Exchange differences arising from translating financial statements from functional to presentation currency	124	2,277	951
Total other comprehensive gain (loss)	124	2,277	951
Total comprehensive (loss)	$(14,344)	$(9,547)	$(8,433)

Basic & diluted (loss) per share	$(0.81)	$(0.90)	$(1.11)
Weighted average number of shares outstanding	17,859,713	13,169,208	8,649,486

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares		Preferred Shares		Additional	Currency
	Number of shares	Share capital	Number of shares	Share capital	paid in capital	translation reserve	Accumulated deficit	Total

JANUARY 1, 2019	3,509,405	$396	4,958,705	$524	$27,326	(2,251)	$(16,289)	$9,706

Conversion of Preferred Shares to Ordinary Shares	5,479,547	605	(4,958,705)	(524)	(81)	-	-	-
Issuance of shares upon exercise of warrants	20,348	2	-	-	247	-	-	249
Issuance of shares for cash consideration of $8,362 net of $655 issuance costs	682,631	76	-	-	7,631	-	-	7,707
Shares issued in conjunction with share option exercise	221,641	25	-	-	574	-	-	599
Issuance of shares in connection with the merger	420,554	47	-	-	597	-	-	644
Stock based compensation	-	-	-	-	810	-	-	810
Other comprehensive gain	-	-	-	-	-	951	-	951
Net loss	-	-	-	-	-	-	(9,384)	(9,384)

DECEMBER 31, 2019	10,334,126	1,151	-	-	37,104	(1,300)	(25,673)	11,282

Issuance of shares and warrants for cash consideration of $26,968 net of $2,501 issuance costs	3,286,416	382	-	-	24,085			24,467
Exercise of options	37,746	4	-	-	97			101
Exercise of warrants	929,646	109	-	-	8,405			8,514
Stock based compensation	-		-	-	670			670
Other comprehensive loss	-		-	-		2,277		2,277
Net loss	-		-	-	-		(11,824)	(11,824)

DECEMBER 31, 2020	14,587,934	1,646	-	-	70,361	977	(37,497)	35,487

Issuance of shares and warrants for cash consideration of $57,629 net of $4,455 issuance costs	2,848,629	352	-	-	52,822			53,174
Exercise of options	39,131	5	-	-	101			106
Exercise of warrants	855,813	104	-	-	7,598			7,702
Stock based compensation			-	-	2,914			2,914
Other comprehensive loss			-	-		124		124
Net loss			-	-	-		(14,468)	(14,468)
DECEMBER 31, 2021	18,331,507	$2,107	-	$-	$133,796	$1,101	$(51,965)	$85,039

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities
Net loss	$(14,468)	$(11,824)	$(9,384)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	546	286	206
Income on marketable securities	(5,590)	-	-
Non-cash operating lease expense	413	167	168
Decrease in retirement benefit obligations	-	-	(7)
Loss on sale of property and equipment	-	-	75
Share-based compensation	2,914	670	810
Changes in fair value of warrants	-	-	51
Changes in operating asset and liability items:
(Increase) decrease in prepaid expenses and other receivables	(1,249)	1,823	318
Increase in accounts payable trade	442	36	114
(Decrease) increase in accrued expenses and other liabilities	(466)	(2,022)	775
Operating lease liabilities	(84)	(143)	(167)
Net cash used in operating activities	(17,542)	(11,007)	(7,041)

Cash flows from investing activities
Purchase of property and equipment	(1,625)	(1,019)	(193)
Proceeds from sale of property and equipment	-	-	4
(Release) investment in short-term bank deposits, net	20,030	(19,958)	(7,714)
Purchases of marketable securities	(104,417)	-	-
Proceeds from sale of marketable securities	47,604	-	-
Net cash received in the issuance of shares for the net assets of Bioblast Pharma Ltd.	-	-	1,544
Net cash used in investing activities	(38,408)	(20,977)	(6,359)

Cash flows from financing activities
Proceeds from issuance of shares and warrants, net	53,174	24,467	7,707
Proceeds from exercise of warrants	7,702	8,514	-
Proceeds from exercise of options	106	101	599
Net cash provided by financing activities	60,982	33,082	8,306

Increase (decrease) in cash, cash equivalents and restricted cash	5,032	1,098	(5,094)
Cash, cash equivalents and restricted cash - beginning of year	7,012	5,524	9,792
Exchange rate differences on cash, cash equivalents and restricted cash	(408)	390	826
Cash, cash equivalents and restricted cash - end of year	$11,636	$7,012	$5,524
Supplemental disclosures of cash flow information:

Non-cash investing and financing activities:
Conversion of preferred stock to ordinary shares	$-	$-	$525
Conversion of 6% preference on preferred shares to ordinary shares	$-	$-	$2,071
Issuance of ordinary shares upon exercise of warrants	$-	$-	$249
Issuance of shares to the former shareholders of Bioblast Pharma Ltd.	$-	$-	$47
Net assets acquired in the issuance of shares for the net assets of Bioblast Pharma Ltd. excluding cash, cash equivalents and restricted cash:
Assets acquired	-	-	(2,632)
Less - liabilities assumed	-	-	3,532
	$-	$-	$900

Cash paid for taxes	$-	$-	$-
Cash received for interest, net	$39	$160	$112

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a. General

Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) is a clinical-stage macrophage reprogramming immunotherapy company originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd. On March 26, 2019, upon consummation of a merger transaction between the Parent and Enlivex Therapeutics R&D Ltd., (“Enlivex R&D”, formerly known as Enlivex Therapeutics Ltd.), pursuant to which a wholly owned subsidiary of the Parent merged with and into Enlivex R&D (the “Merger”), the Parent changed its name to Enlivex Therapeutics Ltd. The Merger has been treated as a reverse recapitalization of the Parent for financial accounting and reporting purposes, Enlivex R&D was treated as the acquirer and the Parent was treated as the acquired entity.

As a result of the Merger, the financial statements of the Company prior to the Merger are the historical financial statements of Enlivex R&D whereas the financial statements of the Company after the Merger reflect the results of the consolidated operations. Enlivex R&D was incorporated in September 2005 under the laws of the State of Israel. In January 2015, Bioblast Pharma Inc. was established in the State of Delaware as a wholly owned subsidiary of the Parent, and, on July 1, 2020 changed its name to Enlivex Therapeutics Inc. On June 21, 2021 Enlivex Therapeutics RDO Ltd. was established in Israel as a wholly owned subsidiary of the Parent.

The Company is a clinical stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include solid tumors, sepsis and others.

AllocetraTM is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

The Company’s ordinary shares are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

b. Financial resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects its operations to continue to require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company’s has incurred net losses since its inception, and, as of December 31, 2021, had an accumulated deficit of $52 million.

The Company raised $53.2 million (after deducting placement agent fees and offering expenses) in conjunction with a securities offering during 2021 and an additional $7.8 million from exercises of options and warrants. However, the Company expects to continue to incur losses for at least the next several years, and, over that period, the Company will need to raise additional financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay part of its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

The Company’s ability to continue to operate in the long term is dependent upon additional financial support. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

The Company’s management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least twelve months from the filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, of which these audited consolidated financial statements form a part. The Company may determine, however, to raise additional capital during such period as its Board of Directors deems prudent.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c. Approval of financial statements

These financial statements were approved by the Company’s Board of Directors on April 25, 2022.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021 have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation. The significant accounting policies described below have been applied on a consistent basis for all years presented.

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

Functional currency and translation to the reporting currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate in the foreseeable future.

The functional currency of Enlivex R&D was the New Israeli Shekel (“NIS”), but the Company reassessed the functional currency and determined that the factors now supported the U.S. dollar as the functional currency prospectively from September 30, 2021. Significant elements in the decision to effect the functional currency change involved (i) a change in the Company’s business strategy resulting from a planned initiation of oncology clinical trials (ii) the newly-developed frozen formulation of Allocetra, which removed the constraints of short shelf life and long-term storage of the liquid formulation and enabled the conduct of clinical trials for Sepsis and Oncology outside of Israel. Additionally, the Company’s sources of financing are the U.S. capital markets and U.S. dollar-denominated government grants from the State of Israel, and all of the Company’s budgeting and planning are conducted solely in U.S. dollars, all of which contributed to the decision to change the Company’s functional currency. Monetary assets and liabilities denominated in foreign currencies were translated into U.S. dollars using exchange rates in effect at the balance sheet date. Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities incurred after September 30, 2021 were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income until the date of change were translated at average exchange rates during the applicable period, and transactions after September 30, 2021 were translated at the approximate exchange rate in effect at the time of the transaction. Gains or losses resulting from translation adjustments until September 30, 2021 are reported in other comprehensive income (loss).

The following table presents data regarding U.S. dollar exchange rates:

	2021	2020	2019

At December 31, 1 U.S. $ =	NIS 3.110	NIS 3.215	NIS 3.456
Increase (decrease) during the year	(3.3)%	(7.0)%	(7.8)%
Average yearly exchange rates	NIS 3.2302	NIS 3.442	NIS 3.564

Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted cash:

Amounts included in restricted cash are held in interest bearing saving accounts and represent cash amounts required to be set aside by a contractual agreement for the rental of the Company’s premises and for credit cards and cash amounts required to be set aside by other contractual agreements.

Marketable Securities.

The Company has an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. The Company invests its excess cash primarily in mutual funds that are classified based on the nature of their underlying securities and their availability for use in current operations. The Company’s marketable equity securities are measured at fair value with gains and losses recognized in other income/(expense), net.

Net gain recognized on equity securities for the years ended December 31, 2021, 2020 and 2019 were $5,590 thousands, $0 and $0 of which $4,599 thousand, $0 and $0, respectively, were not realized.

Property and equipment

Property and equipment are stated at historical cost less depreciation. Assets are depreciated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Computers	33
Office furniture and equipment	7
Leasehold improvements	16.67
Laboratory equipment	15-30

Impairment of non-financial assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2021, 2020, and 2019, no impairment losses were identified.

Leases

In accordance with ASU No. 2016-02, Leases (Topic 842), right-of-use (“ROU”) assets represent our right to use the underlying leased assets over the lease term, and lease liabilities represent our obligation to make lease payments arising from the related leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease terms may include options to extend or terminate the lease when we believe it is reasonably certain that we will exercise such options. Operating lease ROU assets are reported in other assets, and operating lease liabilities are reported in accounts payable and accrued liabilities (current), and other long-term liabilities (non-current) in our consolidated balance sheets.

Because the Company’s leases do not provide an implicit interest rate, the Company, with input from a third-party appraiser, uses its estimated incremental borrowing rate to determine the present value of lease payments. Lease expenses for operating lease payments are recognized on a straight-line basis over the lease term, and the related ROU assets and liabilities are reduced to the present value of the remaining lease payments at the end of each period. Short-term leases (with a term of 12 months or less) are not recorded as ROU assets or liabilities in the consolidated balance sheets. The Company’s lease agreements include rental payments that adjust periodically for inflation and do not contain any material residual value guarantees or material restrictive covenants.

Stock-based compensation

The Company accounts for stock-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. Option valuation models, including the Black-Scholes option-pricing model, require the input of several assumptions. Changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility and the expected life of the award.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Research and development expenses, net

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including clinical trials, manufacturing costs, consulting fees and facilities and overhead costs. All costs associated with research and developments are expensed as incurred. As of December 31, 2021, the Company had not yet capitalized development expenses. Costs incurred in purchasing technology assets and intellectual property are charged to research and development expense if the technology has not been conclusively proven to be feasible and has no alternative future use.

Grants received from Israel Innovation Authority, Ministry of Industry, Trade and Labor (the “IIA”), are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there was reasonable assurance the grant will be received. The grant is deducted from the research and development expenses as the applicable costs are incurred. Clinical trial expenses are charged to research and development expense as incurred. The Company’s objective is to reflect the appropriate trial expense in the consolidated financial statements by matching the appropriate expenses with the period in which services and efforts are expended. In the event advance payments are made, the payments are recorded as assets, which are expensed as services are rendered.

Preclinical and Clinical Trial Accruals

The Company makes estimates of its accrued expenses as of each balance sheet date in the financial statements based on the facts and circumstances known at that time. Accrued expenses for preclinical studies and clinical trials are based on estimates of costs incurred and fees that may be associated with services provided by contract research organizations, clinical trial sites and other clinical trial-related activities. Payments under certain contracts with such parties depend on factors such as successful enrollment of patients, site initiation and the completion of clinical trial milestones. If possible, the Company obtains information regarding unbilled services directly from these service providers. However, the Company may be required to estimate these services based on other available information. If the Company underestimates or overestimates the activities or fees associated with a study or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, estimated accrued liabilities have approximated actual expense incurred.

General and administrative

General and administrative expenses consist of compensation and related benefits, including stock-based compensation, for executive and corporate personnel; professional and consulting fees; and allocated overhead, such as facilities and equipment rent and maintenance, insurance costs allocated to general and administrative expenses, costs of patent applications, maintenance, depreciation expense, marketing costs, and other miscellaneous expenses which are allocated to general and administrative expense.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Patents

The Company expenses all costs associated with patents (including application fees, and the legal and consulting expenses related to making such applications) for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company regularly applies for patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company recorded charges to general and administrative expenses in the accompanying statements of operations and comprehensive loss of approximately $373 thousand, $374 thousand and $120 thousand for the years ended December 31, 2021, 2020 and 2019, respectively, related to patent costs.

Income taxes

The Company accounts for income taxes in accordance with ASC 740-10 “Accounting for Income Taxes”, which requires the use of the liability method of accounting for income taxes, whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

As the Company is currently engaged primarily in development activities and is not expected to generate taxable income in the foreseeable future, the Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2021, the Company recorded a liability of $705 thousand for uncertain tax positions. The Company does not expect that the amount of uncertain tax positions will change within the next year.

Loss per share

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential shares in accordance with ASC 260, “Earnings per Share.”

All outstanding preferred stock, options and warrants in the years 2021, 2020 and 2019 have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all years presented. For the years ended December 31, 2021, 2020 and 2019, the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share were 2,910,491, 3,526,214 and 3,247,127, respectively. The following data show the amounts used in computing income (loss) per share and the effect on income (loss):

(in thousands except share and per share data)	Year ended December 31,
	2021	2020	2019
Basic and diluted (loss) per share:
(Loss) from continuing operations	$(14,468)	$(11,824)	$(9,384)
Interest of 6% to Cumulative Preferred Stock	-	-	(198)
	$(14,468)	$(11,824)	$(9,582)

Number of common shares at the beginning of the year	14,587,934	10,334,126	3,509,405
Weighted average number of shares issued for cash	2,485,245	2,603,763	518,295
Weighted average number of shares issued in connection with the merger	-	-	322,617
Weighted average number of stock options exercised	16,715	21,749	80,073
Weighted average number of warrants exercised	769,819	209,570	15,609
Weighted average number of shares issued in connection with conversion of Preferred Shares	-	-	4,203,487
Number of shares used in per share computation	17,859,713	13,169,208	8,649,486

Basic and diluted net (loss) per share	$(0.81)	$(0.90)	$(1.11)

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of credit risk:

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and bank deposits.

Cash and cash equivalents, restricted cash and deposits are invested in major banks in Israel. Such deposits in Israel are not insured. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company has no foreign exchange contracts or any other hedging arrangements as of December 31, 2021.

Fair value of financial instruments

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), the guidance defines fair value, provides guidance for measuring fair value and requires certain disclosures. The guidance does not apply to measurements related to share-based payments. The guidance discusses valuation techniques such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, deposits, marketable securities, accounts receivable, accounts payable, accrued liabilities, and lease liability. Fair value estimates of these instruments are made at each reporting period end based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The Company believes that the fair value of the lease liability approximates its carrying value.

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

The Company’s other comprehensive income (loss) is currently composed of gains or losses resulting from translation adjustments, which result from translating the financial statements into U.S. dollars when its functional currency was different than the U.S. dollar.

Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.  Such reclassifications did not have any significant impact on the Company’s equity, net income or cash flows.

Recently Issued Accounting Standards

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832)- Disclosures by Business Entities about Government Assistance”. This ASU requires annual disclosures for transactions with a government authority that are accounted for by applying a grant or contribution model. These amendments are effective for annual periods beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently Adopted Accounting Standards

Effective January 1, 2021, the Company adopted ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes specific exceptions to the general principles in Topic 740 and simplifies the accounting for income taxes. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Effective January 1, 2021, the Company adopted ASU No. 2020-10, Codification Improvements, which amends a variety of topics in the Accounting Standards Codification to improve consistency and clarify guidance. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet, including location of amounts reported in the accompanying consolidated balance sheets, that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31,
(in thousands)	2021	2020

Cash held in banks	$1,199	$1,173
Bank deposits in U.S.$ with original maturities of three months or less (annual average interest rates 0.1% and 0.32%)	10,003	4,500
Total cash and cash equivalents	11,202	5,673
Cash held with respect to CVR Agreement, see note 8	113	1,171
Restricted cash – current – Prepaid expenses and other receivables	-	79
Restricted cash – noncurrent – Other assets	321	89
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$11,636	$7,012

NOTE 4 – SHORT TERM DEPOSITS

	December 31,
(in thousands)	2021	2020

Bank deposits in U.S.$ (annual average interest rates 0.6% and 2.1%)	$10,004	$30,034

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	December 31,
(in thousands)	2021	2020

Cost:
Laboratory equipment	$1,891	$1,256
Computers	256	169
Office furniture & equipment	192	102
Leasehold improvements	1,521	712
Total cost	3,860	2,239
Accumulated depreciation:
Laboratory equipment	960	588
Computers	138	87
Office furniture & equipment	15	5
Leasehold improvements	217	78
Total accumulated depreciation	1,330	758
Depreciated cost	$2,530	$1,481

For the years ended December 31, 2021, 2020 and 2019, depreciation expenses were $546 thousand, $286 thousand and $206 thousand, respectively.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – OTHER ASSETS

	December 31,
(in thousands)	2021	2020

Restricted cash	$321	$89
Long Term Bank Deposit	3	-
Long-term prepaid expenses	161	8
Right-of-Use assets, net	5,689	659
	$6,174	$756

NOTE 7 – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
(in thousands)	2021	2020

Vacation, convalescence and employees’ bonus accruals	$1,068	$684
Employees and payroll related	519	352
Short term operating lease liabilities	617	203
Accrued expenses and other	1,523	1,499
	$3,727	$2,738

NOTE 8 – REVERSE MERGER WITH BIOBLAST PHARMA LTD.

As described in Note 1, the Merger completed between Enlivex R&D and Parent was accounted for as an issuance of shares by Enlivex R&D for the net assets of the Parent, accompanied by a recapitalization. Enlivex R&D was considered the acquirer for accounting and financial reporting purposes and acquired the assets and assumed the liabilities of the Parent, and Enlivex R&D gained control of the combined company after the Merger. The annual consolidated financial statements of the Company reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former shareholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The annual consolidated financial statements include the accounts of the Company and its subsidiaries since the effective date of the Merger and the accounts of Enlivex R&D since inception.

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
$644

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – LEASES

The Company adopted ASU 2016-02, “Leases,” on January 1, 2019, which resulted in the recognition of operating leases on the balance sheet. The Company determines if a contract contains a lease at inception and recognizes operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the commencement date. As the Company’s leases do not provide an implicit rate, management develops incremental borrowing rates based on the information available at the commencement date in determining the present value of future payments. Lease expenses are recognized on a straight-line basis over the lease term.

The Company’s operating leases upon adoption were for laboratory and corporate office space in Jerusalem and in Nes Ziona, Israel and leases of vehicles. Contracts for amendments to the Jerusalem laboratory and office space lease, and the Nes Ziona laboratory and office space lease were entered into During 2019 and 2020, as well as new vehicles leases.

On July 29, 2021, the Company entered into an amendment to its lease agreement in Nes Ziona, which added an additional 455 square meters of office space to the existing leased space (875 square meters of offices, laboratory and parking spaces). The lease for the additional 455 square meters is for a period of 63 months, which commenced on August 1, 2021. The lease expires on October 31, 2026 with an option for an extension of 22 months. As of December 31, 2021, the Company was not reasonably certain that it would exercise the extension option and therefore did not include the option in the determination of the total lease term for accounting purposes.

The Company exercised its extension option in the Jerusalem lease and extended the term of the lease by an additional 24 months, which commenced on September 1, 2021.

On September 19, 2021, the Company entered into a lease agreement for a manufacturing plant space (manufacture of AllocetraTM to support ongoing clinical trials) in Yavne Israel, for a period of 60 months that commenced on September 19, 2021. The lease expires on September 18, 2026 with options for two individual 60-month extensions. As of December 31, 2021, the Company was not reasonably certain that it would exercise the second extension option and therefore included only one option term in the determination of the total lease term for accounting purposes.

During 2021, the company entered into two additional vehicle lease agreements. All vehicle lease agreements are for a period of 36 months.

	Year ended December 31,
(in thousands)	2021	2020	2019
The components of lease expense were as follows:
Operating leases expenses	$698	$243	$192

Cash flow information related to operating leases follows:

Cash used in operating activities	$449	$223	$188

Non-cash activity - Right of use assets obtained in exchange for new operating lease liabilities	$5,446	$398	$141

	December 31,
(in thousands)	2021	2020
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$6,329	$920
Accumulated amortization	640	261
Operating lease Right-of-Use assets, net	$5,689	$659
Lease liabilities – current - Accounts payable and accrued liabilities	$617	$203
Lease liabilities – noncurrent	5,389	499
Total operating lease liabilities	$6,006	$702
Weighted average remaining lease term in years	8.6	3.64
Weighted average annual discount rate	3.6%	11.9%

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)
Maturities of operating lease liabilities as of December 31, 2021, were as follows:
2022	$823
2023	833
2024	711
2025	776
2026 and onwards	3,830
Total undiscounted lease liability	6,973
Less: Imputed interest	(967)
Present value of lease liabilities	$6,006

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

a)	Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the IIA), computed on the basis of proceeds from the sale or license of products for which State grants supported development. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the U.S. dollar) received by the Company plus annual interest at the LIBOR rate.

The aggregate contingent obligation payable by the Company as of December 31, 2021 was approximately $7.8 million, which represented the gross amount of grants received by the Company from the IIA, including accrued interest as of December 31, 2021. As of December 31, 2021, the Company had not paid any royalties to the IIA.

In January 2021, the Company submitted a new grant application to the IIA for reimbursement by the IIA of certain expenses associated with its clinical development program of prevention of cytokine storms and organ dysfunction associated with sepsis for a period commencing January 1, 2021 and ending December 31, 2021 (the “2021 Sepsis Grant Application”). In May 2021 the IIA approved the 2021 Sepsis Grant Application in the total amount of $1.2 million.

In March 2020, the Company submitted a grant application to the IIA for funding of its clinical development program of prevention of organ dysfunction and cytokine storms associated with COVID-19. The Company’s application for grants of $597 thousand was approved by the IIA in April 2020 for a period that commenced on April 1, 2020 and ended on March 31, 2021. The approved IIA funding was approximately 30% of the total expenses for the approved clinical program, which the Company executed in Israel.

In January 2020, the Company submitted a grant application to the IIA for funding of its clinical development program of prevention of cytokine storms and organ dysfunction associated with Sepsis. The Company’s application for grants of $1 million was approved by the IIA in April 2020 for a period that commenced on April 1, 2020 and ended on March 31, 2021. The approved IIA funding was approximately 30% of the total expenses for the approved clinical program, which the Company executed in Israel.

b)	On September 7, 2018 the Company entered into an agreement with its Executive Chairman. Pursuant to the agreement, upon termination of the Chairman’s board service, under certain conditions defined in the agreement, the Executive Chairman will be entitled to receive an amount of up to three times his then annual base retainer plus the value of accrued benefits. As of December 31, 2021, no termination liability was accrued or paid.

On November 4, 2021 the Company and the Executive Chairman entered into an amendment to the agreement, granting the Executive Chairman 3.33% of future gross proceeds actually received by the Company during the first five (5) years following consummation of a commercial transaction involving the Company or sale of the Company, in each case as defined in the amendment. In the case of a Commercial Transaction, the fee with respect to such commercial transaction would become payable only once the aggregate consideration actually received by the Company in respect of such commercial transaction is equal to or greater than $20 million.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c)	Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes that there were no claims or actions pending against the Company at December 31, 2021 which will have, individually or in the aggregate, a material adverse effect on the Company’s business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business.

NOTE 11 – EQUITY

a)	Ordinary shares confer upon their holders the right to participate and vote in general shareholders’ meetings, to share in the distribution of dividends if declared by the Company and the right to receive assets of the Company upon its liquidation.

b)	On February 9, 2021, the Company entered into an amended and restated underwriting agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”) with respect to the offer, issuance and sale (the “Offering”) of an aggregate of 2,296,107 ordinary shares, together with an option granted to Wainwright to purchase up to 344,416 additional ordinary shares. The ordinary shares were offered to the public at a price of $20 per share.

The Offering closed on February 12, 2021, on which date the Company completed the issuance of 2,296,107 ordinary shares to Wainwright at a price, including the underwriting discount but before other associated fees, of $18.60 per ordinary share, as set forth in the Underwriting Agreement.

On February 17, 2021, Wainwright exercised in part its option to purchase additional ordinary shares and purchased 268,205 ordinary shares at a price, including the underwriting discount but before other associated fees, of $18.60 per share, as set forth in the Underwriting Agreement.

In accordance with the Underwriting Agreement, the Company paid Wainwright underwriting discounts and commissions equal to 7% of the gross proceeds received by the Company from the sale of the ordinary shares in the Offering, as well as a management fee equal to 1% of the gross proceeds received by the Company from the sale of the ordinary shares in the Offering. In addition, the Company issued to Wainwright 179,501 warrants to purchase ordinary shares of the Company. The Company has also paid Wainwright approximately $126,000 for various expenses.

The net proceeds from the Offering were $47,023 thousand after deducting Wainwright’s fees and other expenses relating to the Offering.

c)	On October 22, 2020, the Company entered into an at the market offering agreement (the “Sales Agreement”), pursuant to which the Company may, from time to time and at the Company’s option, issue and sell ordinary shares having an aggregate offering price of up to $25 million through a sales agent, subject to certain terms and conditions. All shares sold pursuant to the Sales Agreement were sold pursuant to the Company’s effective shelf registration statement on Form F-3. Under the Sales Agreement, the Company had to pay the sales agent a cash commission of 3% of the gross proceeds of the sale of any shares sold through the sales agent. Between February 5, 2021 and February 9, 2021, the Company received gross proceeds of $6,339,000 from the sale of 284,317 ordinary shares at an average gross price per share of $22.29 under the Sales Agreement. Issuance expenses totaled $192 thousand.

On February 9, 2021, the Company terminated the prospectus supplement related to the offer and sale of ordinary shares under the Sales Agreement, but the Sales Agreement remains in full force and effect. To that date, the Company had sold an aggregate of 476,983 ordinary shares under the Sales Agreement, having a gross aggregate offering price of $8,557,000 at a gross average price per share of $17.94. Until such time as the Company files with the SEC a new registration statement on Form F-3 and such registration statement becomes effective, the Company may not offer and sell any additional ordinary shares under the Sales Agreement.

d)	On March 5, 2020, the Company completed a registered offering pursuant to which certain investors purchased 2,093,750 ordinary shares and 2,093,750 warrants to purchase ordinary shares at a combined offering price of $8 per ordinary share and associated warrant. Net proceeds of the offering were $15,238 thousand after deducting offering expenses. In conjunction with the offerings, the Company also issued to the placement agent warrants to purchase up to 146,563 ordinary shares of the Company.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e)	On February 26, 2020, the Company completed a registered offering of ordinary shares pursuant to which certain investors purchased 1,000,000 ordinary shares at a price of $8 per share. Net proceeds of the offering were approximately $7,218 thousand after deducting offering expenses. In conjunction with the offering, the Company issued to the placement agent warrants to purchase up to 70,000 ordinary shares.

f)	Each of the Company’s warrants entitles the holder to exercise such warrant for one ordinary share and does not confer upon such holder any rights as an ordinary shareholder until such holder exercises such holder’s warrants and acquires the ordinary shares.

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

The following table contains additional information concerning warrants activity for the years 2021 and 2020:

	For the year ended December 31,
	2021		2020
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at beginning of the year	1,407,683	$12.33	27,016	$180.00
Issued	179,501	$25.00	2,310,313	$9.09
Forfeited and expired	(27,016)	$180.00	-
Exercised	(855,813)	$9.00	(929,646)	$9.16
Outstanding and exercisable at year-end	704,355	$13.18	1,407,683	$12.33

Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for warrants outstanding at December 31, 2021:

Exercise Price	Number of warrants Outstanding	Remaining Contractual Life (in years)
$10	22,750	3.15
$9	455,937	0.25
$10	46,167	0.25
$25	179,501	4.11
	704,355

NOTE 12 – SHARE-BASED COMPENSATION

a)	Equity Incentive Plan – general

In June 2019, the Company adopted the 2019 Equity Incentive Plan, under which all Ordinary Shares that remained available for future grant under all then existing plans were reserved for issuance with respect to awards that may be granted under the 2019 Equity Incentive Plan.

On May 28, 2021, the Company’s Board approved an increase in the number of ordinary shares authorized for issuance to employees, directors and consultants from 2,350,704 to 4,150,704 of which 1,451,043 shares were available for future grant, as of December 31, 2021.

Options granted under the 2019 Equity Incentive Plan generally expire after ten years from the date of grant. Upon termination of the holder’s employment or other relationship with the Company, restricted shares/options cease vesting, unvested shares/options forfeit. Underlying shares that are canceled or not exercised or forfeited become available for future grant.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	Stock option information

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions during the periods indicated:

	Year ended December 31,
	2021	2020	2019
Weighted Average Risk-free interest rate	0.82%	0.46%	1.67%
Dividend yield	-	-	-
Weighted Average Volatility factor	91.57%	76.32%	73.71%
Weighted Average Expected life of the options	5	6	5

The following table contains additional information concerning options granted under the existing stock-option plan:

	For the year ended December 31,
	2021		2020			2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Outstanding at beginning of the year	1,884,420	$5.52	1,625,042		$5.72	1,801,418	$4.33
Granted	345,500	$12.14	360,500		$4.46	158,021	$8.72
Forfeited and expired	(48,242)	$33.11	(63,376)		$6.26	(128,256)	$5.24
Exercised	(39,131)	$2.89	(37,746)		$2.69	(221,641)	$2.70
Pre-merger Bioblast options	-	$-	-	$		15,500	$90.17
Outstanding at end of the year	2,142,547	$6.02	1,884,420		$5.52	1,625,042	$5.72
Exercisable at end of the year	1,613,465	$4.90	1,283,193		$5.15	1,098,691	$3.71

Following is a summary of changes in nonvested shares granted:

	For the year ended December 31,
	2020		2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	601,227	$5.93	526,351	$7.03	774,836	$5.70
Granted	345,500	$12.14	360,500	$3.86	158,021	$8.72
Vested during the year	(385,798)	$7.39	(249,965)	$6.07	(278,250)	$5.21
Forfeited during the year	(31,847)	$6.75	(35,659)	$6.24	(128,256)	$5.24
Balance at end of the year	529,082	$8.69	601,227	$5.93	526,351	$7.03

The weighted-average fair values at grant date of options granted during the years ended December 31, 2021, 2020 and 2019 were $6.23, $2.93 and $5.29 respectively.

The total unrecognized estimated compensation cost related to non-vested stock options granted until December 31, 2021 was $1,905, which is expected to be recognized over a weighted average period of 1.58 years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for options outstanding at December 31, 2021:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$2.69	649,883	3.42	$2,313,584	649,883
$3.66	250,000	8.34	646,750	138,890
$4.68	55,500	8.25	87,135	13,875
$6.22	634,177	5.50	19,025	613,617
$8.19	150,000	7.88	-	75,000
$8.23	20,000	9.89	-	-
$8.30	15,000	9.60	-	-
$9.02	40,500	8.88	-	10,125
$10.12	12,126	6.93	-	9,700
$12.21	2,421	7.24	-	1,211
$12.23	250,000	9.41	-	69,444
$14.00	60,500	9.32	-	30,250
$21.40	1,940	7.57	-	970
$90.16	500	1.46	-	500
	2,142,547		$3,066,494	1,613,465

The total intrinsic value of options exercised during 2021 was $336 thousand.

d)	The following table contains information concerning restricted stock units granted under the existing equity incentive plans:

	For the year ended December 31,
	2021		2020
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	-	$-	-	$-
Granted	236,706	$10.22	-	$-
Vested	-	$-	-	$-
Forfeited	(7,375)	$14.67	-	$-
Nonvested at end of period	229,331	$10.08	-	$-

The Company estimates the fair value of restricted stock units based on the closing sales price of the Company’s ordinary shares on the date of grant (or the closing bid price, if no sales were reported). During the years ended December 31, 2021 and 2020, the Company recognized $1,024 thousand and $0, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of December 31, 2021 was $1,347 thousand, which is expected to be recognized over a weighted average period of 1.63 years.

e)	The following table summarizes share-based compensation expenses related to grants under the Equity Incentive Plan included in the statements of operations:

	Year ended December 31,
(in thousands)	2021	2020	2019
Research & development	$1,210	$401	$607
General & administrative	1,704	269	203
Total	$2,914	$670	$810

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES ON INCOME

a.	The Israeli corporate tax rate is 23%.

b.	The Company has not been assessed for tax purposes since its incorporation. Tax assessments through the year ended December 31, 2015 are deemed to be final.

c.	The Parent and its subsidiaries are taxed separately.

The Company measures its results for tax purposes in nominal terms in NIS based on financial reporting under Israeli accounting principles, therefore, there are differences between the Company’s taxable income (loss) and income (loss) reflected in these financial statements.

The Parent has loss carry-forwards amounting to approximately $47 million deductible only against sale of assets and/or activities in connection with income generated from its pre-Merger clinical development programs for “Trehalose” (see note 8). As of December 31, 2021, the Parent had additional losses carry-forward amounting to approximately $12.2 million, deductible from future taxable income.

As of December 31, 2021, Enlivex R&D had losses carry-forward amounting to approximately $41 million, deductible from future taxable income.

These losses carry-forward have no expiration date.

d.	The components of the provision for income taxes are as follows:

Year ended December 31,
(in thousands)	2021	2020	2019
Current tax	$-	$-	$-
Deferred tax	-	-	-
Provision for income taxes, net	$-	$-	$-

e.	Reconciliation of the theoretical tax expenses:

	Year ended December 31,
(in thousands)	2021	2020	2019
Loss before taxes	$14,468	$11,824	$9,384
Statutory tax rate	23%	23%	23%
Tax benefit	3,328	2,720	2,158
Permanent differences	975	635	9,136
Valuation allowance	(4,303)	(3,355)	(11,294)
Tax expenses	$-	$-	$-

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

As of December 31, 2021, the Company had provided a full valuation allowance in respect of deferred tax assets. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized for the foreseeable future.

Components of the Company’s deferred tax liabilities and assets are as follows:

	Year ended December 31,
(in thousands)	2021		2020
Tax assets in respect of:	$		$
Accrued employees’ and directors’ compensation		308		61
Stock based compensation		746		-
Research and development expenses		2,527		1,275
Net loss carryforward		22,444		18,760
Total deferred tax assets		26,025		20,096
Less - valuation allowance		(26,025)		(20,096)
Deferred tax assets		$-		$-

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party’s balances and transactions excluding compensation of members of management and board of directors, were as follows:

a)	Reported in the accompanying consolidated balance sheets -

	December 31,
(in thousands)	2021	2020

Current Liabilities - Accounts payable trade	$275	$175
Current Liabilities - Accrued expenses	$115	$-

b)	Related parties’ transactions

On May 12, 2019, the Company entered into a research agreement with its Chief Scientific & Medical Officer under which the executive officer undertook to perform a patients’ study according to the terms defined in the agreement. The agreement will terminate upon the completion of the study according to the study protocol and the submission of all reports and other documentation, or if earlier, upon termination by any of the parties pursuant to the terms of the agreement. In the event of early termination for any reason, the Company shall pay the executive officer the following payments: (i) the agreed remuneration for work performed in accordance with the agreement until the date of termination; and (ii) in the event that the termination is not due to a breach of the agreement by the executive officer, the Company shall reimburse the executive officer for all documented expenses arising from non-cancellable commitments incurred prior to such termination. In consideration for the executive officer’s fulfilment of his obligations, the Company has agreed to pay a fixed price for each of the activities performed as defined in the agreement. Total Research and development expenses related to this agreement and included in the Company’s consolidated statement of operations for the years ended December 31 2021, 2020 and 2019 were $1,331 thousand, $522 thousand and $251 thousand.

NOTE 15 – FAIR VALUE MEASUREMENT

The Company’s financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2021 and 2020:

	December 31, 2021
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$11,202	$11,202	$-	$-
Short term deposits	10,004	10,004	-	-
Cash held with respect to CVR Agreement	113	113	-	-
Marketable securities	62,924	62,924	-	-
Restricted cash	321	321	-	-
Total financial assets	$84,564	$84,564	$-	$-

	December 31, 2020
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$5,673	$5,673	$-	$-
Short term deposits	30,034	30,034	-	-
Cash held with respect to CVR Agreement	1,171	1,171	-	-
Restricted cash	168	168	-	-
Total financial assets	$37,046	$37,046	$-	$-

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Research and development expenses – net

	Year ended December 31,
(in thousands)	2021	2020	2019
Payroll and related expenses	$5,054	$3,183	$2,259
Research and development services	4,557	2,438	2,682
Materials	1,505	612	454
Share Based Compensation	1,210	401	607
Depreciation	546	273	198
Other	1,029	394	486
	13,901	7,301	6,686
Israel Innovation Authority participation in research and development costs and royalties payable	(1,020)	(1,215)	(1,082)
	$12,881	$6,086	$5,604

b.	General and administrative expenses

	Year ended December 31,
(in thousands)	2021	2020	2019
Payroll expenses	$1,138	$737	$569
Compensation to directors	1,168	862	526
Professional fees	1,080	995	845
Office maintenance and office expenses	167	97	145
Insurance	783	486	243
Share Based Compensation	1,704	269	203
Other	367	253	484
	$6,407	$3,699	$3,015

c.	Other income (expenses), net

	Year ended December 31,
(in thousands)	2021	2020	2019
Interest income	$120	$225	$238
Income related to marketable securities	5,590	-	-
Exchange differences, net	(562)	(2,258)	(945)
Bank commissions and other expenses	(328)	(6)	(58)
	$4,820	$(2,039)	$(765)

NOTE 17 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following event necessitated disclosure:

1.	In January 2022, the Company submitted a new grant application to the IIA to approve expenditure of $4.8 million of its clinical development program for the prevention of cytokine storms and organ dysfunction associated with Sepsis. If approved, the Company expects to receive an IIA grant of up to $1 million for expenses associated with the ongoing sepsis clinical Phase II trial.