Form 20-F
period 2022-12-31
Enlivex Therapeutics Ltd.
filed 2023-04-10
CIK 1596812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

14 Einstein Street, Ness Ziona, Israel 7403618

(Address of principal executive offices)

Mr. Oren Hershkovitz

Tel: +972.2.6208072
Email: Oren@enlivexpharm.com
Facsimile: +972.2.6208070

14 Einstein Street, Ness Ziona, Israel 7403618

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

18,421,852 Ordinary Shares, par value NIS 0.40 per share as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are being registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statement. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.1D-1(b). ☐

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

Business Description of Enlivex

The Company is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

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

We believe the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway effecting macrophages activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is currently focused on two main clinical verticals: sepsis and solid tumors (the “Indications”). The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across these two Indications, and thus effective reprogramming of these negative-reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution to these Indications, some of which are considered “unmet medical needs.” All planned and expected timelines for execution of the clinical trials in the Indications are subject to certain risks and uncertainties. For further discussion of risks and uncertainties related to our clinical trial in the Indications please see Item 3.D. “Risk Factors” below.

Recent Developments

Frozen Formulation Allocetra™

We completed development of frozen formulation Allocetra™ in the first quarter of 2022, which was twelve months ahead of schedule. While the liquid formulation of Allocetra™ has a shelf life of 96 hours, the frozen formulation is expected to have a shelf life spanning multiple years. We expect that this will substantially improve the product candidate’s scalability and shipping logistics, lower its production costs, and increase profitability upon potential commercialization. Due to the early completion of the development of frozen formulation Allocetra™, we currently utilize it in our ongoing Phase II sepsis trial going forward, rather than introducing it only at the start of a Phase III study, as previously planned. In addition, we initiated the utilization of frozen formulation Allocetra™ in our ongoing solid tumor Phase I/II trials, and plan to solely use the frozen formulation Allocetra™ in all subsequent clinical studies.

Sepsis: Integrating Frozen Formulation Allocetra™ into Phase II Trial, Expanding Study Population

In 2021, we initiated a placebo-controlled, randomized, dose-finding, multi-center, Phase II trial evaluating liquid Allocetra™ in patients with pneumonia-associated sepsis. During 2022, we amended the protocol of this clinical trial to treat newly recruited patients with frozen formulation Allocetra™ and expand the study population to include patients whose septic condition stems from biliary, urinary tract, or peritoneal infections. We are planning to file another protocol amendment and submit the proposed changes to regulators in the second quarter of 2023. The amendment will include an increase in the patients’ SOFA score range, effectively allowing recruitment of patients with higher levels of sepsis severity, and a change to two cohorts (treatment and placebo) in lieu of the current four-cohort structure. The Company does not expect a material timeline delay for top-line data readouts, which are expected in Q1 2024.

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

Solid Tumors: Ongoing Clinical Trials Evaluating Allocetra™ in Patients with Solid Tumors

A major shortcoming of immunotherapeutic cancer treatments is limited efficacy against solid tumors, which represent approximately 90% of all cancer cases. We believe that this is due in large part to the negative reprogramming of macrophages in the tumor microenvironment, which results in the proliferation of pro-tumor macrophages that contribute to drug resistance, prevent disease resolution, and promote disease severity. Previously reported preclinical data from solid tumor models suggest that Allocetra™ has the potential to reprogram pro-tumor macrophages back to their homeostatic state and thereby may promote disease resolution and provide patients that do not respond well to existing FDA-approved immunotherapies with an effective treatment option. Based on these and other data, we initiated a Phase I/II trial evaluating Allocetra™ in combination with chemotherapy in patients with peritoneal metastases arising from solid cancers in the third quarter of 2022 and a Phase I/II trial evaluating Allocetra™ in combination with an immune checkpoint inhibitor in advanced-stage solid tumors in the fourth quarter of 2022.

We received a positive recommendation from the Data and Safety Monitoring Board (the “DSMB”) and clearance from the Israeli Ministry of Health (“IMOH”) to continue our Phase I/II clinical trial of Allocetra™ combined with chemotherapy in patients with peritoneal metastases arising from solid cancers. Recruitment of patients for this clinical trial has been on-track, and the Company’s currently expects to complete enrollment and announce data readouts by Q2 2024.

We also received a positive DSMB recommendation and IMOH clearance to continue our second Phase I/II clinical trial, which is evaluating Allocetra™ as monotherapy and in combination with anti-PD1 checkpoint inhibitors in patients with advanced-stage solid tumors. Recruitment of patients for this clinical study has been on-track, and the Company currently expects to complete enrollment in the intravenous-infusion monotherapy and low-dose combination cohorts by the end of Q2 2023. This study also received the U.S. Food & Drug Administration (“FDA”) clearance for an Investigational New Drug (“IND”) application at the end of 2022, as well as clearance in February 2023 from the Spanish Agency of Medicines and Medical Devices to open the study in Spain.

We also announced a Clinical collaboration with BeiGene to evaluate the safety and efficacy of Allocetra™ in combination with tislelizumab, an anti-PD-1 immune checkpoint inhibitor, for the treatment of patients with advanced-stage solid tumors, a part of the Company’s ongoing Phase I/II clinical trial in patients with advanced-stage solid tumors.

For more information on Allocetra™ and a description of the Indications, see Item 4. “Information on the Company —Business overview.”

Manufacturing Plant Update

In the fourth quarter of 2022, we completed construction of our previously announced cGMP Allocetra™ manufacturing plant on schedule. As part of a Company-wide cost cutting program designed to extend our cash runway potentially into 2025, our planned move into the new manufacturing plant has been deferred for an approximate period of three years, and we have determined to offer lease and supporting services of the leased space to potential clients during this three-year period.

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

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D. “Risk Factors.” These risks include, but are not limited to the following:

●	We are a clinical-stage macrophage reprogramming immunotherapy company with a history of operating losses; we expect to incur additional losses in the future and may never be profitable;

●	We have not generated any revenue from Allocetra™ or any other product candidate, and we may never be profitable;

●	We will need substantial additional capital in the future; if additional capital is not available, we will have to delay, reduce or cease operations;

●	We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of our product candidates; if we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize any of our product candidates;

●	Our business, operating results and growth may be adversely affected by current or future unfavorable economic and market conditions due to geopolitical tensions and political, economic and military instability;

v

●	We have focused substantially all of our efforts and resources on Allocetra™, and we may not obtain regulatory approval of Allocetra™;

●	None of our product candidates may achieve commercial success in a timely and cost-effective manner, or ever;

●	Results from our clinical trials may be negative or may not replicate the results of our preclinical trials or earlier clinical trials, which could require that we abandon development of Allocetra™, our other product candidates or any future product candidates, which will significantly impair our ability to generate revenues;

●	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons;

●	We cannot be certain that the results of our potential clinical trials, even if all endpoints are met, will support regulatory approval in any territory, of any of our product candidates for any indication;

●	Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations;

●	If we or any potential CMOs we retain in the future fail to comply with manufacturing regulations, our financial results and financial condition could be adversely affected;

●	Our product candidates may produce undesirable side effects that we may not detect in our clinical trials, which could prevent us from achieving or maintaining market acceptance of any such product candidate and could substantially increase commercialization costs or even force us to cease operations;

●	Even if Allocetra™ or any other product candidate that we are developing or may develop receives marketing approval in any territory, we will continue to face extensive regulatory requirements, and any such product may still face future development and regulatory difficulties;

●	We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products;

●	Significant disruptions of information technology systems, cyberattacks and other security breaches could compromise our proprietary and confidential information, which could harm our business and reputation;

●	If product liability lawsuits are successfully brought against us, our insurance may be inadequate;

●	We manage our business through a small number of senior executive officers;

●	We intend to rely primarily on third parties to market and sell Allocetra™ and any other product candidate;

●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and any future product candidates;

●	We depend on third parties to conduct our clinical trials;

●	The failure to obtain or maintain patents, licensing agreements and other intellectual property could impact our ability to compete effectively; and

●	We cannot predict the scope and extent of patent protection for our product candidates because the patent positions of pharmaceutical products are complex and uncertain.

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

We are a clinical-stage macrophage reprogramming immunotherapy company with a limited operating history and no currently approved products. To date, we have focused almost exclusively on developing our related product candidates, Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic stage, focusing in particular on treatment of the Indications. We have funded our operations to date primarily through proceeds from private placements of ordinary shares and convertible debt. We have no saleable products and have not generated any revenue from product sales. We have incurred losses in each year since our inception in 2005. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2022 and 2021 was $31 million and $14.4 million, respectively. As of December 31, 2022, we had an accumulated deficit of approximately $83 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs.

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

Based on our current operating plan, we anticipate our existing resources will be sufficient to enable us to maintain our currently planned operations, including our continued product development, through the fourth quarter of 2024; however, we have a contingency plan that may potentially extend our cash runway into 2025. We will require significant additional funds to initiate and complete the FDA and the European Medicines Agency (“EMA”) approval process. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, including, without limitation, regulatory requests by the FDA or EMA, changes in our development strategy, delays in or an inability to execute our development plans, unsuccessful preclinical or clinical studies and losing our “Small and Medium Enterprise” status at the EMA, which entitles us to significant fee reductions. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital and operating expenditures associated with our anticipated clinical trials and general operations. We have no committed external sources of funds. Additional financing may not be available when we need it or on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned clinical trials or other development activities for our product candidates, which would materially and adversely affect our liquidity and results of operations.

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

We devote substantially all of our efforts toward research and development activities. In the course of such activities, we have sustained operating losses and expect such losses to continue for the foreseeable future. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve one of our product candidates and we successfully commercialize (including out-licensing) such product candidate. Accordingly, our ability to continue operating will require us to obtain additional financing to fund our operations. According to our estimates, if we are not successful in obtaining additional capital resources, there is a substantial doubt that we will be able to continue our activities beyond the fourth quarter of 2024. The perception of our inability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Our business, operating results and growth may be adversely affected by current or future unfavorable economic and market conditions due to geopolitical tensions and political, economic and military instability.

Our business depends on the economic health of the global economies. U.S. and global markets have recently experienced volatility and disruption, including as a result of the escalation of geopolitical tensions following the start of the war between Russia and Ukraine in February 2022. Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system, which has sparked extensive political debate. In response to the foregoing developments, a series of civil unrests and demonstrations throughout Israel took place. Additionally, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest, where we are headquartered, and our ability to raise additional funds.

If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, such as political instability in Israel, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in a challenging capital raising environment, slower adoption of new technologies and increased competition, and any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

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

For example, in the sepsis clinical vertical, before we can submit a marketing application, or similar regulatory application, to EMA, or other regulatory authorities, as applicable, we will first be required to complete our ongoing Phase II clinical trial and then must conduct pivotal Phase III clinical trials. Phase III clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing, validation or drug product quality studies and submit those data before considering or reconsidering the marketing application, or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we likely would not receive approval for Allocetra™, or any of our other product candidates, and may be forced to cease operations.

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

In September 2021 we initiated the construction of a new facility in Israel to support the production of the Allocetra™ drug product, which we completed in the fourth quarter of 2022. We do not have experience in manufacturing products on a commercial scale. If, due to our lack of manufacturing experience and resources, we cannot manufacture our products on a commercial scale successfully or manufacture sufficient product to meet our expected commercial requirements, our business may be materially harmed.

If we do not receive regulatory approval for Allocetra™, our costs for the construction and maintenance of the manufacturing facility may exceed revenue derived from the sale of products manufactured at such facility. If we do not have sufficient revenues to cover the costs of the manufacturing facility, we may need to shut down the facility at a loss or borrow or raise funds to maintain the facility until sufficient revenues can be generated. As part of a Company-wide cost cutting program designed to extend our cash runway potentially into 2025, our planned move into the new manufacturing plant has been deferred for an approximate period of three years, and we have determined to offer lease and supporting services of the leased space to potential clients during this three-year period, and we will not have access to the manufacturing facility during such time. We may encounter difficulties in the manufacture of our products due to our limited manufacturing experience and resources. These difficulties could delay the build-out and equipping of a commercial manufacturing facility and regulatory approval of the manufacture of our products, increase our costs or cause production delays or result in us not manufacturing sufficient product to meet our expected commercial requirements, any of which could damage our reputation and hurt our profitability. If we are unable to successfully increase our manufacturing capacity to commercial scale, our business may be materially adversely affected.

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

Significant disruptions of information technology systems, cyberattacks and other security breaches could compromise our proprietary and confidential information, which could harm our business and reputation.

In the ordinary course of our business, we generate, collect and store proprietary information, including clinical trial subject, intellectual property and business information. We rely on sophisticated information technology systems, including software, cloud services and network-connected control systems, some of which are managed, hosted, provided or serviced by third parties. The secure storage, maintenance, and transmission of and access to this information is important to our operations, including our research and development efforts, and reputation. The future operation, success and growth of our business depends on streamlined processes made available through our uninhibited access to information systems, global communications, internet activity and other network processes. Further, because certain employees are working remotely, our reliance on our and third-party information technology systems has increased, which could increase our cybersecurity risk, create data accessibility concerns and make us more susceptible to communication disruptions, any of which could adversely impact our business operations.

Like most other companies, despite our current security measures and process controls, our information technology systems, and those of our third-party service providers, may be vulnerable to information security breaches, ransomware or extortion, mishandled data, acts of vandalism, computer viruses and interruption or loss of valuable business data. Stored data might be improperly accessed due to a variety of events beyond our control, including, but not limited to, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of access to data and information, terrorist attacks, hackers, security breaches or other security incidents, and computer viruses or attacks. A failure at any third parties who maintain our information technology systems to provide adequate and timely support could adversely affect the operation of our information technology systems.

Hackers and data thieves are increasingly sophisticated and operate large-scale and complex attacks which may remain undetected until after they occur. Computer hackers may attempt to penetrate our computer systems or those of our third party vendors and, if successful, misappropriate our proprietary and confidential information including e-mails and other electronic communications. In addition, an employee, contractor, or other third party with whom we do business may attempt to obtain such information, and may purposefully or inadvertently cause a breach involving such information. Any such compromise of our data security and access to, or public disclosure or loss of, confidential business or proprietary information could disrupt our operations, damage our reputation, provide our competitors with valuable information and subject us to additional costs, which could adversely affect our business.

The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; costs related to maintaining redundant networks, data backups and other damage-mitigation measures; and extra administrative costs to mitigate risk and deal with any system breaches.

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

Our future growth and success depends on our ability to recruit, retain, manage and motivate our senior executive officers. The loss of the services of our management personnel, including without limitation, our Executive Chairman, Shai Novik, our Chief Executive Officer, Dr. Oren Hershkovitz, our VP Medical, Dr. Einat Galamidi, or our founder and Chief Scientific & Medical Officer, Prof. Dror Mevorach, or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

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

We incur significant legal, accounting and other expenses as a public company, including costs relating to public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). and regulations regarding corporate governance practices. Our management and other personnel devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations result in considerable legal and financial compliance costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors (the “Board,” or the “Board of Directors”) or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ liability insurance, on acceptable terms.

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

Environmental, social and corporate governance (“ESG”) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other stakeholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, including the SEC’s published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

Risks Related to Our Reliance on Third Parties

We expect to rely on third party manufacturers to manufacture our product candidates for purposes of clinical trials and commercial quantities of our product candidates, if and when approved for marketing by the applicable regulatory authorities.

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

The trading price of our ordinary shares is likely to be volatile. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price of our ordinary shares:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to our product candidates;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any product liability actions or intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our Board, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;

●	developments by our licensees, if any;

●	future issuances of ordinary shares or other securities; and

●	general political, economic and market conditions.

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

Our principal shareholders, directors and officers currently own approximately 19.47% of our outstanding ordinary shares. They will therefore be able to exert significant influence over matters submitted to our shareholders for approval.

Our principal shareholders, directors and officers beneficially own approximately 19.47% of our outstanding ordinary shares. As a result, these shareholders, if they acted together, could significantly influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

We have never declared or paid cash dividends on our ordinary shares. We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Moreover, the Israeli Companies Law, 1999 (the “Companies Law”), imposes certain restrictions on our ability to declare and pay dividends. Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E “Taxation—Israeli Taxation Considerations” for more information. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our ordinary shares if the price of our ordinary shares increases beyond the price in which you originally acquired the ordinary shares.

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

As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Capital Market (the “Nasdaq Listing Rules”) for U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedures, quorum requirements, approval of compensation of officers and distribution of periodic reports. In addition, we follow our home country law instead of the Nasdaq Listing Rules that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the Nasdaq Capital Market and the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets takes place in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels (“NIS”) on the TASE) and at different times, as a result of different time zones, trading days and public holidays in the United States and Israel. The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could contribute to a decrease in the trading price of our ordinary shares on Nasdaq, and a decrease in the price of our ordinary shares on Nasdaq could likewise contribute to a decrease in the trading price of our ordinary shares on the TASE.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Ness Ziona, Israel. In addition, our officers and several of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Furthermore, in recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber attacks against Israeli entities. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, and airline companies may cancel or delay scheduled air travel to Israel, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

Further, in the past, the State of Israel and Israeli companies have been subjects of economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system, which has sparked widespread protests across Israel and, if adopted, may negatively impact the political and business environment in Israel. Actual or perceived instability with respect to the current public dispute over changes to the Israeli legal systems or the impact thereof, may individually or in the aggregate adversely affect the Israeli economy and our ability to do business, financial condition, results of operations, growth prospects, and share price as well as our ability to raise additional funds.

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

Exchange rate fluctuations between the U.S. dollar, Euro and the NIS may negatively affect our earnings.

Our functional currency is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which we operate and expect to continue to operate for the foreseeable future. The functional currency of Enlivex R&D had been the NIS; however, we reassessed Enlivex R&D’s functional currency and determined that, as of September 30, 2021, the U.S. dollar became the functional currency of Enlivex R&D rather than the NIS. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the applicable balance sheet date. Because we incur expenses denominated in currencies other than the U.S. dollar, predominantly the NIS and Euro, fluctuations in exchange rates among these currencies may negatively impact our earnings, particularly if the NIS or Euro appreciates against the U.S. dollar. The average exchange rate for the year ended December 31, 2022 was $1.00 = Euro 0.94 and $1.00 = NIS 3.519.

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts, during the period between 2007 and 2016 were financed in part through royalty-bearing grants, in the aggregate amount of approximately $3.2 million, from the Israel Innovation Authority (the “IIA”), pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984), (the “Innovation Law”). During 2019-2022, our research and development efforts were also financed in part through royalty-bearing grants from the IIA, in the aggregate amount of approximately $4.56 million. As of December 31, 2022, we have not paid any royalties to the IIA and had a contingent obligation to the IIA, including interest of $9.2 million.

Under the Innovation Law as currently in effect, we are committed to pay royalties at a rate of 3% to 5% on our sales proceeds from any products or services based on know-how funded by the IIA research and development grants we have received (which rates may be increased under certain circumstances) up to the total amount of grants received (which may be increased under certain circumstances), linked to the U.S. dollar plus interest equal to 12-month LIBOR.

Regardless of any royalty payment, we are required to comply with the requirements of Innovation Law with respect to those past grants. The terms of such IIA grants and the Innovation Law restrict the transfer of IIA-supported know-how and rights related thereto, technology and products to a third party or the transfer of manufacturing or manufacturing rights of the same outside of Israel (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice), without the prior IIA approval. Therefore, if deemed IIA-supported, the discretionary approval of an IIA committee would be required for any transfer to third parties, which could, if we receive such approvals, result in the payment of increased royalties (both increased royalty rates and increased royalties ceilings) in cases of transfer of manufacturing outside of Israel (up to three times the amount of the IIA grants received, depending on the manufacturing volume performed outside Israel (plus accrued interest)) and/or payment of additional amounts to the IIA in cases of transfer of IIA-supported know-how outside of Israel (calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the amount of the grants received (less paid royalties, if any, and depreciation, but no less than the total grants received), plus accrued interest).

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

Our obligations and limitations pursuant to the Innovation Law are not limited in time and may not be terminated by us at will and remain in force even after we have paid all required royalties. Such restrictions and payments could materially restrict or limit our ability to perform or outsource manufacturing outside of Israel or otherwise transfer or license our IIA-supported know-how, technology or products, which could materially affect our business, results of operations and financial position.

Provisions of Israeli law and our Amended and Restated Articles of Association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things, Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Furthermore, under the Innovation Law, a recipient of IIA grants, such as us, must report to the IIA regarding any change of control or any change in the holding of its means of control of our Company which transforms any non-Israeli citizen or resident into an “interested party,” as defined in the Israeli Securities Law, 1968, and in the latter event, the non-Israeli citizen or resident is required to execute an undertaking in favor of IIA, in a form prescribed by the IIA.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See Item 10.E. “Taxation—Israeli Taxation Considerations” for additional information.

Our Amended and Restated Articles of Association also contain provisions that could delay or prevent changes in control or changes in our management without the consent of our Board. These provisions include the following:

●	no cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates; and

●	the right of our Board to elect a director to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director.

It may be difficult to enforce a judgment of a United States court against us, our officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors.

We are organized in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights, liabilities and responsibilities as a shareholder will be governed by Israeli law and will differ in some material respects from those under U.S. law.

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our Amended and Restated Articles of Association and Israeli law, including the Companies Law. These rights, liabilities and responsibilities differ in some material respects from the rights, liabilities and responsibilities of shareholders in a U.S. corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval under Israeli law. In addition, a controlling shareholder of an Israeli company or a shareholder who is aware that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company or has other powers towards the company, has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development

We were originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd. Upon consummation of the Merger, we changed our name to Enlivex Therapeutics Ltd. Our primary operating subsidiary, Enlivex Therapeutics R&D Ltd. was originally incorporated in September 2005 under the laws of the State of Israel under the name Tolarex Ltd. In February 2010, Enlivex R&D changed its to Enlivex Therapeutics Ltd., and, upon consummation of the Merger, to Enlivex Therapeutics R&D Ltd. In June 2021 Enlivex Therapeutics RDO Ltd. was established in Israel as a wholly owned subsidiary. Our principal executive offices are located at 14 Einstein Street, Ness Ziona, Israel 7403618 and our telephone number is: +972 26208072. Our wholly owned U.S. subsidiary, Enlivex Therapeutics Inc., incorporated in Delaware, has been appointed our agent in the United States, and its registered address is 1811 Silverside Road, Wilmington, Delaware 19810. Our website address is https://www.enlivex.com. The information contained on, or that can be accessed through, our website is not part of this Annual Report on Form 20-F. We have included our website address herein solely as an inactive textual reference. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our capital expenditures for the three years ended December 31, 2022, 2021 and 2020 were insignificant. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

4.B. Business Overview

The Company is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

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

We believe the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway effecting macrophages activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is currently focused on two main clinical verticals: sepsis and solid tumors (the “Indications”). The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across these two Indications, and thus effective reprogramming of these negative-reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution to these Indications, some of which are considered “unmet medical needs.” All planned and expected timelines for execution of the clinical trials in the Indications are subject to certain risks and uncertainties. For further discussion of risks and uncertainties related to our clinical trial in the Indications please see Item 3.D. “Risk Factors” below.

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

Frozen Formulation of Allocetra™

We completed development of frozen formulation Allocetra™, in the first quarter of 2022, which was twelve months ahead of schedule. While the liquid formulation of Allocetra™ has a shelf life of 96 hours, the frozen formulation is expected to have a shelf life spanning multiple years. We expect that this will substantially improve the product candidate’s scalability and shipping logistics, lower its production costs, and increase profitability upon potential commercialization. Due to the early completion of the development of frozen formulation Allocetra™, we currently utilize it in our ongoing Phase II sepsis trial going forward], rather than introducing it only at the start of a Phase III study, as previously planned. We initiated the utilization of frozen formulation Allocetra™ in our ongoing solid tumor Phase I/II trials, and plan to solely use the frozen formulation Allocetra™ in all subsequent clinical studies.

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

On March 18, 2020, the Company announced the final safety and efficacy data from the Company’s completed Phase Ib. The final analysis compared the clinical data of 10 patients admitted to the intensive care unit with sepsis who were administered Allocetra™ upon their admission, with 37 patients who were matched controls (matched by age, gender, Sequential Organ Failure Assessment (SOFA) score, and infection source) who received only the standard of care treatment at the same hospital during 2014-2019 but did not receive Allocetra™. The clinical trial was conducted at Hadassah Medical Center, which is one of the largest and most prestigious hospitals in Israel. The Acute Physiology and Chronic Health Evaluation (APACHEII) score of the Allocetra™-treated group was 12.9, and the corresponding probability of mortality of at least one patient in that group was predicted at 85% based on the hospital’s ICU staff’s clinical assessment of each patient’s overall condition at admission. However, none (0%) of the Allocetra™-treated patients died during the 28-day study period, as compared to 27% 28-day mortality in the matched controls group. Each of the 10 Allocetra™-treated patients had between 2 to 5 dysfunctional organ systems upon admission to the ICU. All (100%) of the Allocetra™-treated patients had rapid and complete recovery from their septic conditions and of any organ dysfunction that was present upon admission to the ICU. Despite the similarity of organ-failure state (SOFA) at entry between the Allocetra™-treated patients and the matched controls group (average of 3.4 versus 3.47), not a single patient treated with Allocetra™ had any increase in organ-failure state post administration of Allocetra™, while the majority of the patients in the matched controls group had an increase in organ-failure state. The average worsening in organ-failure state of patients in the matched controls group was approximately 100% compared with their ICU hospitalization state vs zero (0%) percent worsening in organ-failure state of Allocetra™-treated patients post administration of Allocetra™ (p< <0.0001). The ICU length-of-stay for all Allocetra™-treated patients was significantly shorter than those patients who received only the standard of care, with an average of 4.7 days compared to 11.11 in the matched controls group, a 64% reduction (p<0.0001). The slowest ICU discharge of a patient treated with Allocetra™ was after 8 days, while approximately 50% of the matched controls group were still at the ICU after 28 days. Allocetra™ was shown to be safe and tolerable, with no serious unexpected severe adverse reactions and no serious adverse events.

In 2021, Enlivex initiated a placebo-controlled, randomized, dose-finding, multi-center, Phase II trial evaluating liquid Allocetra™ in patients with pneumonia-associated sepsis. During 2022, we amended the protocol of this clinical trial to treat newly recruited patients with frozen formulation Allocetra™ and expand the study population to include patients whose septic condition stems from biliary, urinary tract, or peritoneal infections. We are planning to file another protocol amendment and submit the proposed changes to regulators in the second quarter of 2023. The amendment will include an increase in the patients’ SOFA score range, effectively allowing recruitment of patients with higher levels of sepsis severity, and a change to two cohorts (treatment and placebo) in lieu of the current four-cohort structure. The Company does not expect a material timeline delay for top-line data readouts, which are expected in Q1 2024.

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

Figure 2

Based on these and other data, we have initiated a Phase I/II trial evaluating Allocetra™ in combination with chemotherapy in solid peritoneal tumors in the third quarter of 2022 and a Phase I/II trial evaluating Allocetra™ in combination with an immune checkpoint inhibitor in the fourth quarter of 2022. We received a positive DSMB recommendation and IMOH clearance to continue our Phase I/II clinical trial of Allocetra™ combined with chemotherapy in patients with peritoneal metastases arising from solid cancers. Recruitment of patients has been on-track, and we currently expect to complete enrollment and announce data readouts by Q2 2024.

We also received a positive DSMB recommendation and IMOH clearance to continue our second Phase I/II clinical trial, which is evaluating Allocetra™ as monotherapy and in combination with anti-PD1 checkpoint inhibitors in patients with advanced-stage solid tumors. Recruitment of patients has been on-track, and we currently expect to complete enrollment in the intravenous-infusion monotherapy and low-dose combination cohorts by the end of Q2 2023. This study also received FDA clearance for an IND application at the end of 2022, as well as clearance in February 2023 from the Spanish Agency of Medicines and Medical Devices to open the study in Spain . We recently announced a clinical collaboration with BeiGene to evaluate the safety and efficacy of Allocetra™ in combination with tislelizumab, an anti-PD-1 immune checkpoint inhibitor, for the treatment of patients with advanced-stage solid tumors, a part of the Company’s ongoing Phase I/II clinical trial in patients with advanced-stage solid tumors.

COVID-19, Severe and Critical Patient Population

The Company had previously included treatment of COVID-19 as a clinical vertical and conducted certain trials in respect of the treatment of COVID-19; however, the Company has determined to currently focus its resources on the Indications. See “—COVID-19 De-Prioritization” below.

On February 3, 2021, the Company reported positive top-line results from Phase II clinical trial that evaluated Allocetra™ in severe and critical COVID-19 patients and provided a program update. The top line results of the combined analysis of a previously reported Phase Ib and the Phase II were detailed as follows:

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

COVID-19 De-Prioritization:

Due to (a) the emergence of variants that may be associated with less severe disease, (b) a more stringent regulatory environment, and (c) increased volatility of the potential business segment, we de-prioritized Allocetra’s clinical development for treatment of COVID-19 and re-allocated the program’s cash resources to our primary development priorities, sepsis and oncology. Due to slow recruitment, the total number of patients enrolled in our Phase IIb COVID-19 is insufficient to make any meaningful assessments of Allocetra’s efficacy. Patients already enrolled in this trial will continued to be followed for assessments of safety.

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

Clinical Trials and Commercial Manufacturing of Allocetra™

In the fourth quarter of 2022, we completed construction of our new cGMP Allocetra™ manufacturing plant in Israel. The facility is currently approximately 36,400 square feet, and has the ability to be expanded to approximately 45,600 square feet. As part of a Company-wide cost cutting program designed to extend our cash runway potentially into 2025, our planned move into the new manufacturing plant has been deferred for an approximate period of three years, and we have determined to offer lease and supporting services of the leased space to potential clients during this three-year period. Although currently deferred, we intend to use the additional manufacturing capacity provided by the facility to support ongoing clinical trials, future clinical trials, and initial commercial production of Allocetra™ that may occur if we receive applicable regulatory approvals.

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

The Company has multiple patent families in which certain patents have been granted and there are other pending patent applications covering products under development and the uses thereof. The first patent family, titled “Disease Therapy Using Dying or Dead Cells” has IP granted by the U.S. Patent and Trademark Office (USPTO; Patent No. 9,567,568), the European Patent Office (EPO; Patent No. EP1879601), and Israel Patent Office (IPO; Patent No. IL187122) with patent terms of 04-May-2025 (US) and 04-May-2026 (Israel and Europe – DE, FR, IE, GB), respectively. The second patent family, titled “Therapeutic Apoptotic Cell Preparations, Method for Producing Same and Uses Thereof” has patents granted in the U.S. (Patent Nos. 10,077,426 and 10,927,343) with term dates in 2033 and 2034, respectively. Patents in this family have also been granted in Australia, Canada, China, Europe, Israel, and Japan, which have a term date of December 5, 2033. A third patent family, titled “THERAPEUTIC POOLED BLOOD APOPTOTIC CELL PREPARATIONS AND USES THEREOF” has granted patents in the U.S. (Patent No. 10,857,181), Australia, China, Europe, Israel, and Japan, having a term date of April 21, 2036 (July 15, 2036 for the U.S. patent). Pending applications in this patent family include those filed in Australia, Canada, China, Europe, Hong Kong, Israel, Japan, South Korea, and the U.S., many of which have entered prosecution. A fourth patent family, titled “COMBINATION IMMUNE THERAPY AND CYTOKINE CONTROL THERAPY FOR CANCER TREATMENT,” for combination therapies with CAR T-cells, has granted patents in the U.S. (Patent Nos. 11,000,548 and 11,000,548), Australia, Europe, Israel, and Japan, having a term date of February 18, 2036. Pending applications in prosecution in this family include those filed in the U.S., Australia, Canada, China, Europe, Israel, Japan, and South Korea. A fifth patent family, titled “EARLY APOPTOTIC CELLS FOR USE TREATING SEPSIS” has granted patents in the U. S. (Patent Nos. 11,304,976; 11,497,767; 11,318,163) having a term date of February 18, 2036. Pending application sin this patent family include those filed in the U.S. (allowed), Australia, Canada, China, Europe, Israel, Japan, and South Korea. A sixth patent family, titled “THERAPEUTIC APOPTOTIC CELLS FOR CANCER THERAPY” has pending applications in the U.S., Australia, Canada, China, Europe, Israel, Japan, and South Korea. A seventh patent family, titled “THERAPEUTIC APOPTOTIC CELLS FOR TREATMENT OF OSTEOARTHRITIS” has pending applications in the U.S., Australia, Canada, China, Europe, Israel, Japan, and South Korea. An eighth patent family, titled “USE OF EARLY APOPTOTIC CELLS FOR TREATING COVID-19” has pending applications in the U.S., Australia, Canada, China, Europe, Israel, Japan, and South Korea. Various additional patent families with pending applications in the U.S. and in other countries are under prosecution or are in the preliminary stages and have been filed as provisional U.S. patents or International (PCT) applications.

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

Contract Research Organizations

We intend to outsource certain future clinical trial activities, including the administration of treatments, to CROs. Such clinical CROs must comply with guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, which attempt to harmonize the FDA and the EMA regulations and guidelines. We intend to create and implement the development plans and manage the CROs according to the specific requirements of the product candidate under development. To the extent clinical research is conducted by the CROs (or us in the future), compliance with certain federal regulations, including but not limited to 21 C.F.R. parts 50, 54, 56, 58 and 312, which pertain to, among other things, informed consent, financial conflicts of interest by investigators, IRBs, good laboratory practices, GCP and submitting IND applications, may be required.

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

The requirements and process governing the conduct of clinical trials vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP, the applicable regulatory requirements, and the ethical principles that have their origin in the Declaration of Helsinki.

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

Centralized procedure. The European Commission implemented the centralized procedure for the approval of human medicines to facilitate marketing authorizations that are valid throughout the EEA which is comprised of the 27 member states of the European Union plus Norway, Iceland, and Lichtenstein. This procedure results in a single marketing authorization issued by the European Commission that is valid across the EEA. The centralized procedure is compulsory for human medicines that are: derived from biotechnology processes, such as genetic engineering; contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions; and officially designated orphan medicines.

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

U.S. Government Regulation

In the United States, the FDA regulates drugs and biologics under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), and related regulations, and the Public Health Service Act (the “PHSA”) and its implementing regulations. In addition, drug innovation, prescribing and reimbursement are influenced by Titles XVIII and XIX of the Social Security Act (commonly referred to as Medicare and Medicaid, respectively) and the Patient Protection and Affordable Care Act, 42 U.S.C. § 18001, as amended, and their implementing regulations. FDA approval is required before any new drug or biologic candidate or dosage form, including a new use of a previously approved drug, can be marketed in the United States. We intend to submit a BLA in the United States. Failure to comply with the applicable United States regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an IRB of a clinical hold on trials, the FDA’s refusal to approve pending applications or supplements, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, other corrective action, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

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

Marketing Approval

The process required by the FDA before a product candidate may be marketed in the United States generally involves the following:

●	completion of extensive nonclinical laboratory tests and nonclinical animal studies, all performed in accordance with cGMP and current Good Laboratory Practices, guidance and regulations;

●	submission to the FDA of an investigational new drug (“IND”), application which must become effective before human clinical trials may begin and must be updated annually;

●	approval by an IRB or ethics committee representing each clinical site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

●	preparation of and submission to the FDA an NDA or BLA after completion of all clinical trials;

●	potential review of the product application by an FDA Advisory Committee, where appropriate and if applicable;

●	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

●	satisfactory completion of FDA pre-approval inspection of the manufacturing facilities where the proposed product is produced to assess compliance with cGMP; and

●	FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug in the United States.

The testing and approval processes require substantial time and financial resources, and we cannot be certain that any approvals for our candidate products will be granted on a timely basis, if at all.

An IND is a request for authorization from the FDA to administer an investigational new drug or biologic product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. The IND also includes results of in vitro and in vivo studies and animal testing results assessing the toxicology, pharmacokinetics and pharmacodynamic characteristics of the product; chemistry, manufacturing and controls information; and any available human data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

We will need to successfully complete clinical trials in order to be in a position to submit a BLA to the FDA. Our planned future clinical trials for our candidate products may not begin or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including:

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

Clinical trials

Clinical trials involve the administration of the product candidate to human subjects under the supervision of qualified investigators in accordance with current clinical practices (“GCP”), which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB before the studies may be initiated and the IRB must monitor the trial until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

Our objective is to conduct clinical trials for our candidate products and, if those trials are successful, seek marketing approval from the FDA and other worldwide regulatory bodies.

For purposes of NDA approval, human clinical trials are typically conducted in phases that may overlap.

●	Phase 1. The drug or biologic is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients;

●	Phase 2. This phase involves trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage;

●	Phase 3. This phase involves trials undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population, often at geographically dispersed clinical trial sites. These trials are intended to establish the overall benefit/risk profile of the product and provide an adequate basis for product labeling; and

●	Phase 4. In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase 4 clinical trials.

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

The NDA and BLA Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA, and a BLA for new biologics, requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs and BLAs is subject to an application user fee. For the FDA’s fiscal year 2022, the application user fee with clinical data was $3,117,218 and for 2023 the fee is $3,242,026 and the sponsor of an approved NDA or BLA is also subject to annual product and program user fees. For the FDA’s fiscal year 2022, these program fees were set at $369,413 per product and in 2023 they are $393,933 per product. These fees are typically increased annually. Applications for orphan drug products are exempted from these user fees and may be exempted from product and establishment user fees, unless the application includes an indication for other than a rare disease or condition.

An NDA and BLA must include all relevant data available from pertinent nonclinical and clinical trials, regardless of the results or findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data is generated from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or in certain instances, from other sources, including trials initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational new drug product to the satisfaction of the FDA.

The FDA will initially review the NDA or BLA for completeness before it accepts it for filing. The FDA has 60 days from receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. After the NDA or BLA submission is accepted for filing, the FDA reviews the NDA or BLA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products that present difficult questions of safety or efficacy to an Advisory Committee, typically a panel that includes independent clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an Advisory Committee, but it considers such recommendations carefully when making decisions.

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

The FDA is required to complete its review in a certain amount of time, for which the user fees are paid to help with the costs of the evaluation. However, FDA and the sponsor can agree to extend this review time. After the FDA completes its review of an NDA or BLA, it will communicate to the sponsor that the drug or biologic will either be approved, or it will issue a Complete Response Letter to communicate that the NDA will not be approved in its current form and inform the sponsor of changes that must be made or additional clinical, nonclinical or manufacturing data that must be received before the application can be approved, with no implication regarding the ultimate approvability of the application.

Before approving an NDA or BLA, the FDA will typically inspect the facilities at which the drug substance or drug product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

Additionally, before approving an NDA or BLA, the FDA may inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will request additional testing or information. This may significantly delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical trial in accordance with GCP, the FDA may determine the data generated by the clinical site should be excluded from the primary efficacy analyses provided in the NDA or BLA. Additionally, notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

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

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of a requirement to conduct post-market trials or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, but not limited to the following:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or holds on post-approval clinical trials;

●	refusal of the FDA to approve pending NDAs or BLAs or supplements to approved NDAs or BLAs, or suspension or revocation of product license approvals;

●	injunctions or the imposition of civil or criminal penalties; or

●	product seizure or detention, or refusal to permit the import or export of products.

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

●

the federal physician self-referral prohibition law, or Stark Law, which prohibits, among other things, a physician (defined to include a doctor of medicine or osteopathy, a doctor of dental surgery or dental medicine, a doctor of podiatric medicine, a doctor of optometry, or a chiropractor) from referring Medicare and Medicaid patients to certain types of entities with which the physician or any of the physician’s immediate family members have a financial relationship;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from the federal government, including Medicare, Medicaid, or other third-party payers, that are false or fraudulent;

●	federal health care fraud, which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, and for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

●	the federal transparency laws, including the physician sunshine provisions of the Affordable Care Act, that requires certain drug manufacturers to disclose certain payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and their family members;

●	the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and its implementing regulations, which imposes certain requirements relating to the privacy and security of individually identifiable health information;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	the FCPA, which prohibits companies from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business.

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

Anti-Kickback Statute, False Claims Act, and Other Laws

In the United States, the research, manufacturing, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other federal, state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with, among others, the federal Anti-Kickback Statute, the Stark Law, the federal False Claims Act, privacy and security regulations promulgated under HIPAA, and similar state laws, as applicable. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

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

The federal Stark Law prohibits a physician (defined to include a doctor of medicine or osteopathy, a doctor of dental surgery or dental medicine, a doctor of podiatric medicine, a doctor of optometry, or a chiropractor) from referring Medicare and Medicaid patients to certain types of entities with which the physician or any of the physician’s immediate family members have a financial relationship, unless an exception to the law’s prohibition is met.

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

4.D. Property, Plants and Equipment

Our corporate headquarters are located at 14 Einstein Street, Ness Ziona, Israel 7403618, where we lease approximately 420 square meters of space. The facility includes office space and current good manufacturing practice (“cGMP”) clean rooms, which are designed to enable the manufacturing of clinical batches to support our planned clinical trials in Israel and the EU and commercial products for these regions. The lease for this space expires on August 31, 2023 at which time we are planning extend the lease for an additional 60-month period. In October 2020, we entered into an additional lease agreement for approximately 421 square meters of space. The lease for this space expires on September 30, 2025, at which time we may extend the lease for an additional 33-month period, and we currently plan to effect such extension. In July 2021, we entered into an additional lease agreement for approximately 455 square meters of office space. The lease for this office space expires on October 31, 2026, at which time we may extend the lease for an additional 22-month period.

In September 2021 we entered into another lease agreement for a 2,500 square meter property in Yavne, Israel to construct a new 1,600 square meter facility for the manufacture of AllocetraTM. This lease agreement expires on September 30, 2026 at which time we are planning to extend the lease for an additional 60-month period. In September 2022, our management decided to postpone the use of the manufacturing plant for an approximate period of three years and to offer lease and supporting services of the leased space to potential clients during this three-year period.

In addition, we lease and occupy approximately 55 square meters of office and research labs space at the BioPark Building, Hadassah Ein-Kerem Campus in Jerusalem, Israel. The lease for BioPark space expires on September 1, 2024 at which time we may extend the lease for an additional 48 months. We also have access to and utilize, on an as-needed basis, additional research and development facilities and services located at the Hadassah Medical Center, including, without limitation, testing equipment, cell collection equipment and services and blood bank services. We believe that our facilities are suitable and adequate for our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. The following discussion and analysis contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factor Summary” and Item 3.D. “Risk Factors” contained in this Annual Report on Form 20-F.

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

5.A. Operating Results

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the IIA and the sale of equity and equity linked securities in public and private offerings. As of December 31, 2022, we had approximately $50.2 million in cash and cash equivalents and short-term bank deposits and had an accumulated deficit of approximately $83 million, see “—Liquidity and Capital Resources” below.

We currently believe that our existing funds will be sufficient to continue our business and operations as currently conducted through the fourth quarter of 2024. During 2022, we introduced a Company-wide cost cutting program designed to extend our cash runway potentially into 2025. We expect that we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Revenue

We have not generated any revenue since our inception. To date, we have funded our operations primarily through grants from the IIA and the sale of equity and equity linked securities in public and private offerings. Our ability to generate revenue and become profitable depends upon the clinical success of our product candidates, regulatory approvals and our ability to successfully commercialize products.

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

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates in our pipeline for potential commercialization. Furthermore, although we expect to apply for additional grants from the IIA, we cannot be certain that we will obtain such grants. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy and to conduct additional clinical trials for our product candidates.

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

Other income (expenses), net

Other income (expenses), net consists of bank fees, exchange rate differences and gains and losses resulting from our investments in marketable securities.

Other Comprehensive Income (Loss)

Our functional currency is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which we operate and expect to continue to operate for the foreseeable future. Monetary assets and liabilities denominated in foreign currencies, including in NIS, were translated into U.S. dollars using exchange rates in effect at the balance sheet date. Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired, and non-monetary liabilities incurred after September 30, 2021 (the date on which Enlivex R&D’s functional currency changed from NIS to U.S. dollars) have been translated at the approximate exchange rate prevailing at the date of the particular transaction. Transactions included in the statement of operations and comprehensive loss until September 30, 2021 were translated at average exchange rates during the applicable period, and transactions after September 30, 2021 were translated at the approximate exchange rate in effect at the time of the particular transaction. Gains or losses resulting from translation adjustments until September 30, 2021 are reported in other comprehensive gain.

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The table below provides our results of operations for the years ended December 31, 2022 and 2021:

	Year Ended December 31
	2022	2021
	(In thousands, except per share data)
Research and development expenses, net	$18,693	$12,881
General and administrative expenses	7,104	6,407
Operating loss	(25,797)	(19,288)
Other income (expenses), net	(5,263)	4,820
Operating loss post- other income (expenses), net	(31,060)	(14,468)
Taxes on income
Net loss	(31,060)	(14,468)
Other comprehensive income	-	124
Total comprehensive loss	$(31,060)	$(14,344)
Basic loss per share	$(1.69)	$(0.81)
Diluted loss per share	$(1.69)	$(0.81)

Research and Development Expenses

For the years ended December 31, 2022 and 2021, we incurred research and development expenses in the aggregate of $18,693,000 and $12,881,000, respectively. The increase of $5,812,000, or 45%, in research and development expenses for 2022 as compared to 2021 was primarily due to a $1,317,000 increase in salaries, as a result of hiring additional R&D personnel, and certain salary increases for existing personnel, a $3,708,000 increase in expenses for pre-clinical studies and clinical studies, a $539,000 increase in consumption of materials due to an increase in the number of AllocetraTM doses that were manufactured and inventoried, and a $576,000 increase in lease payments and overhead expenses with respect to the lease of our plant space used for the manufacture of AllocetraTM to support ongoing clinical trials (as described above, our planned move into this plant space has been deferred for an approximate period of three years), offset by a $334,000 decrease in stock-based compensation expense with respect to equity granted to employees and consultants and a $187,000 increase of grants from the IIA for an approved clinical development program for the prevention of cytokine storm and organ dysfunction associated with sepsis.

General and Administrative Expenses

For the years ended December 31, 2022 and 2021, we incurred general and administrative expenses in the aggregate of $7,104,000 and $6,407,000, respectively. The increase of $697,000, or 11%, in general and administrative expenses for 2022 as compared to 2021 was primarily due to a $151,000 increase in salaries, as a result of hiring additional personnel, and certain pay raises for existing personnel, a $132,000 increase in stock-based compensation expense with respect to equity granted to employees and directors, a $214,000 increase in professional fees, a $112,000 increase in insurance expenses, and a $163,000 increase resulting from intellectual property regulatory expenses, offset by a $487,000 decrease in compensation to directors.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenue since our inception, for the year ended December 31, 2022, our operating loss was $25,797,000, as compared to $19,288,000 for the year ended December 31, 2021, representing an increase of $6,509,000, or 34%.

Other Income (Expenses), Net

Other income (expenses), net consists of the following:

●	Interest earned on our cash and cash equivalents;

●	Expenses or income resulting from fluctuations of the NIS and Euro, in which a portion of our assets and liabilities are denominated, against the U.S. dollar; and

●	Realized and unrealized gains and losses from marketable equity securities.

For the years ended December 31, 2022 and 2021, we recorded other income (expenses), net of $(5,263,000) and $4,820,000, respectively. The increase in other expenses, net for the year ended December 31, 2022 as compared to the year ended December 31, 2021 was mainly due to a $1,983,000 loss from changes in the fair value of marketable equity securities compared to income of $5,590,000 from changes in the fair value of marketable equity securities for the year ended December 31, 2021, as well as $4,101,000 exchange differences expenses resulting from currency fluctuations mainly on cash and cash equivalents and deposits denominated in NIS compared to $562,000 of expenses for the year ended December 31, 2021.

Net Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenue since our inception, for the year ended December 31, 2022, our net loss was $31,060,000, as compared to our net loss of $14,468,000 for the year ended December 31, 2021, representing an increase of $16,592,000, or 115%. This increase in loss resulted primarily from a $6,084,000 non-operating expense associated with a change in fair value of marketable securities and currency fluctuations on cash and cash equivalents and deposits denominated in NIS for 2022 as compared to a non-operating gain of $5,028,000 for 2021, together representing $11,112,000, or 67%, of the increase in net loss.

Other Comprehensive Income (Loss)

Our functional currency is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which we operate and expect to continue to operate for the foreseeable future.

As of October 1, 2021, the U.S. dollar became the functional currency of Enlivex R&D; therefore, for 2022, we did not record any other comprehensive income (loss) from exchange rate differences arising from the translation of our subsidiary’s financial statements from its functional to its presentation currency.

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

Research and Development Expenses

For the years ended December 31, 2021 and 2020, we incurred research and development expenses in the aggregate of $12,881,000 and $6,086,000, respectively. The increase of $6,795,000, or 112%, in research and development expenses for 2021 as compared to 2020 was primarily due to a $1,871,000 increase in salaries as a result of hiring additional R&D personnel and certain salary increases for existing personnel, an $809,000 increase in stock-based compensation expense with respect to equity granted to employees and consultants, a $3,012,000 increase in expenses for pre-clinical studies, clinical studies and consumption of materials, and a $195,000 decrease of grants from the IIA for an approved clinical development program for the prevention of cytokine storm and organ dysfunction associated with sepsis and COVID-19.

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

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenue since our inception, for the year ended December 31, 2021, our operating loss was $19,288,000, as compared to $9,785,000 for the year ended December 31, 2020, representing an increase of $9,503,000, or 97%.

Other Income (Expenses), Net

Other income (expenses), net consists of the following:

●	Interest earned on our cash and cash equivalents;

●	Expenses or income resulting from fluctuations of the U.S. dollar and Euro, in which a portion of our assets and liabilities are denominated, against the NIS for the period from January 1, 2021 through September 30, 2021; and

●	Expenses or income resulting from fluctuations of the NIS and Euro, in which a portion of our assets and liabilities are denominated, against the U.S. dollar for the period from October 1, 2021 through December 31, 2021; and

●	Realized and unrealized gains from marketable securities.

For the years ended December 31, 2021 and 2020, we recorded net other income (expenses) of $4,820,000 and $(2,039,000), respectively. The increase in net other income for the year ended December 31, 2021 as compared to net other expenses for the year ended December 31, 2020 was mainly due to unrealized gains from an increase in the fair value of marketable securities of $4,599,000 and realized gains on equity securities of $991,000 for the year ended December 31, 2021 and decrease in currency fluctuations expenses on cash and cash equivalents and deposits denominated in NIS of $1,696,000.

Net Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to have generated revenue since our inception, for the year ended December 31, 2021, our net loss was $14,468,000, as compared to our net loss of $11,824,000 for the year ended December 31, 2020, representing an increase of $2,644,000, or 22%.

Other Comprehensive Income (Loss)

Our functional currency is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which we operate and expect to continue to operate for the foreseeable future.

The functional currency of Enlivex R&D was the NIS. We reassessed Enlivex R&D’s functional currency and determined that, from September 30, 2021, the U.S. dollar to be the functional currency of Enlivex R&D. Gain resulting from translation adjustments until September 30, 2021 is reported in other comprehensive gain.

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

Cash Flows

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For the years ended December 31, 2022 and 2021, net cash used in operations was$23,953,000 and $17,542,000, respectively. The increase in net cash used in operations for 2022 was primarily due to an increase in research and development expenses and general and administrative expenses as a result of increases in salaries, expenses for clinical studies, pre-clinical studies and consumption of materials, lease payments, professional services fees and insurance expenses.

For the years ended December 31, 2022 and 2021, net cash provided by (used in) investing activities was $62,524,000 and $(38,408,000), respectively. The increase in net cash provided by investing activities for 2022 as compared to 2021 resulted primarily from net cash proceeds on sales of marketable securities of $60,941,000 in 2022, as compared to net cash investments on purchases of marketable securities of $56,813,000, in 2021. In addition, we incurred a non-recurring expense of $6,960,000 related to the construction of our new manufacturing facility.

For the years ended December 31, 2022 and 2021, net cash provided by financing activities was $150,000 and $60,982,000, respectively. This decrease in cash provided by financing activities for 2022 as compared to 2021 resulted primarily from net proceeds of $53,174,000 from our issuance of ordinary shares and warrants in an offering in February 2021 and proceeds of $7,702,000 from the exercise of warrants in 2021.

5.B. Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of December 31, 2022, we had an accumulated deficit of approximately $83 million and working capital (current assets less current liabilities) of approximately $45.7 million. We expect to incur losses from operations for the foreseeable future, and we expect to incur increasing research and development expenses, including expenses related to the hiring of personnel, conducting preclinical studies and clinical trials and outsourcing of certain development activities. We expect that general and administrative expenses will also increase as we expand our finance and administrative staff and add infrastructure.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through the fourth quarter of 2024. During 2022, we introduced a Company-wide cost cutting program designed to extend our cash runway potentially into 2025. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

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

Other than under our ATM Agreement (as defined and described below), we currently do not have any agreements for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity, including under our ATM Agreement, or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants from the IIA, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

Financing During 2022

On December 30, 2022 we entered into an agreement (the “ATM Agreement”) with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which we may elect to sell, but are not obligated to sell, ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. Our offer and sale of ordinary shares under the ATM Agreement may be made in transactions deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act,  including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. We have agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of ordinary shares under the ATM Agreement. Any sale of ordinary shares under the ATM Agreement will be made pursuant to our effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-264561).

Financing During 2020 and 2021

On October 22, 2020 we and H.C. Wainwright & Co., LLC (“Wainwright”) entered into a sales agreement (the “Former ATM Agreement”), pursuant to which we could elect to sell, from time to time, through Wainwright as sales agent, up to an aggregate of $25 million of our ordinary shares in “at-the-market” offerings under our prior registration statement on Form F-3. We received aggregate gross proceeds of approximately $8,557,000 from the sale of 476,983 ordinary shares pursuant to the Former ATM Agreement prior to terminating such agreement on December 19, 2022.

On February 9, 2021, we entered into an amended and restated underwriting agreement with Wainwright with respect to our offer, issuance and sale (the “February 2021 offering”) of an aggregate of 2,296,107 ordinary shares, together with an option granted to Wainwright to purchase up to 344,416 additional ordinary shares in a registered offering under our prior registration statement on Form F-3. The ordinary shares were offered to the public at a price of $20.00 per share.

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

During February 2021, 855,813 of our previously issued and outstanding warrants were exercised for an aggregate of 855,813 ordinary shares, at a price of $9.00 per share, providing us with aggregate gross proceeds of $7,702,000.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2022.

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 Years
	(in thousands)
Operating Lease Obligations	$5,531	788	1,384	1,186	2,173
Other Long-Term Contingent Liabilities	9,200	-	-	-	9,200
Total	$14,731	788	1,384	1,186	11,373

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments. Our market risk exposure is primarily a result of foreign currency exchange rates. As of December 31, 2022 $25,763,000 of our net assets (i.e., total assets net of total liabilities) were denominated in NIS while our functional currency is the U.S. dollar. Changes of 5% in the U.S. dollar against the NIS exchange rate will increase/decrease our expenses by $1,288,000.

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

As of December 31, 2022, we were not engaged in foreign currency hedging transactions. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currency. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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

While our significant accounting policies are described in more detail in the notes to our financial statements contained elsewhere in this Annual Report on Form 20-F, we believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our financial statements.

Stock-Based Compensation

We have issued restricted stock units and options to purchase our ordinary shares. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service/vesting period. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility.

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

Leases

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table lists the names and positions of the current executive officers and directors of the Company. The business address for each of our directors, senior management and executive officers is c/o Enlivex Therapeutics Ltd., 14 Einstein Street, Ness Ziona, Israel 7403618.

Name	Age	Position
Shai Novik, MBA	57	Executive Chairman of the Board
Roger Pomerantz, M.D.	66	Director and Vice Chairman of the Board
Oren Hershkovitz, Ph.D.	46	Chief Executive Officer
Prof. Dror Mevorach, M.D.	67	Chief Scientific & Medical Officer
Shachar Shlosberger, CPA	46	Chief Financial Officer
Abraham (Avri) Havron, Ph.D.	76	Director
Gili Hart, Ph.D.	48	Director
Sangwoo Lee	51	Director
Brian Schwartz, M.D.	61	Director

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

Roger Pomerantz, M.D. has served as a director and Vice Chairman of the Board of Directors since May 2022. Dr. Pomerantz has served as Chairman of the board of directors and Chief Executive Officer of ContraFect Corporation (Nasdaq: CFRX), a clinical-stage biotechnology company, since April 2019. Prior to that, Dr. Pomerantz served as Vice Chairman of the board of directors of ContraFect Corporation since May 2014. From November 2013 to December 2019, Dr. Pomerantz served as Chairman of the board of directors of Seres Therapeutics, Inc. (Nasdaq: MCRB), a biotechnology company, and as its President and Chief Executive Officer from June 2014 to January 2019. From 2011 to 2013, Dr. Pomerantz was formerly Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc. where he oversaw all licensing and acquisitions at Merck Research Laboratories. Previously, Dr. Pomerantz served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. Dr. Pomerantz joined Johnson & Johnson in 2005 as President of Tibotec Pharmaceuticals, Inc. Dr. Pomerantz serves as Chairman of the board of directors of the following public companies: Collplant Biotechnologies, Ltd. (Nasdaq: CLGN) since 2021, Indaptus Therapeutics, Inc. (Nasdaq: INDP) since 2021 and Viracta Therapeutics Inc (Nasdaq: VIRX) since 2020. Dr. Pomerantz also serves as Chairman of the board of directors of the private company Silicon Therapeutics Inc. since 2019, and a member of the board of the following private companies: X-VAX Technology, Inc. since 2019 and VerImmune since 2020. Previously, Dr. Pomerantz served on the board of directors of public companies Rubius Therapeutics from 2014 to 2019 and Evelo Therapeutics from 2015 to 2016. Dr. Pomerantz received his B.A. in Biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. Dr. Pomerantz received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. Dr. Pomerantz was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at the Thomas Jefferson University and Medical School. Dr. Pomerantz has developed nine drugs approved world-wide in important diseases, including HIV, HCV, and tuberculosis.

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

Abraham (Avri) Havron, Ph.D., has served as one of the Company’s directors since 2014. Dr. Havron served as the Chief Executive Officer of PROLOR Biotech, Inc. from 2005 through 2013. Dr. Havron is a 43-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories (then, a subsidiary of Serono, later acquired by Merck) from 1980 to 1987, and headed the development of the multiple sclerosis drug REBIF, with current sales of more than $1.5 billion annually. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron’s managerial responsibilities included the co-development of several therapeutic proteins and other bio-pharmaceuticals currently in the market, including recombinant human growth hormone (BioTropin), recombinant Hepatitis B Vaccine (Bio-Hep-B), recombinant Beta Interferon (REBIF), recombinant human insulin and hyaluronic acid for ophthalmic and orthopedic applications. Dr. Havron earned his Ph.D. in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow at Harvard Medical School, Department of Radiology. Dr. Havron served as a director of Kamada Ltd. (KMDA) from 2010 to 2018, and PamBio Ltd., a private biotech company, from 2016 to 2019. Dr. Havron also currently serves on the board of directors of CollPlant Biotechnologies Ltd. (CLGN), which position he has held since 2016.

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

Sangwoo Lee has served as one of the Company’s directors since 2017. Mr. Lee has served as an Executive Director of the Investment Department at Korea Investment Partners Co. Ltd., the largest capital venture fund in Korea, since 2014 and President of its U.S. branch since 2017. Korea Investment Partners Co. Ltd. is an affiliate of KIP Global Pharma Private Equity Fund, one of the Company’s major shareholders. Mr. Lee is responsible for sourcing and evaluation of start-up companies, investment and participation in business development and growth expansion of the fund’s investments in the United States and Europe. Previously, from 2013 to 2014, Mr. Lee was General Manager of the MSC Department at Samsung Electronics, responsible for strategic and business planning; and from 2004 to 2013, Vice President, CTO & Foreign Marketing Group Leader at Polidigm Co. Ltd. Mr. Lee currently serves as a member of the board of directors of Celleron Therapeutics since 2016, Pavilion Data Systems Inc. since 2018, Prokarium Ltd. since 2018, Atrogi AB since 2019, PDC*Line Pharma since 2019, and Geneos Therapeutics since 2020. Additionally, Mr Lee served as a member of the board of Directors of Elastagen Pty, Ltd. from 2015 to 2017, KAHR Medical Ltd. from 2015 to 2019 (observer since 2020), and SecuLetter from 2019 to 2021. Mr. Lee currently serves as a board observer of Global Kinetics Pty, Ltd since 2018, and Elicio Therapeutics since 2020, and served as a board observer of Lyncean Technologies from 2018 to 2022, Vaccitech Limited from 2018 to 2021, and Tapas Media from 2019 to 2021.

Brian Schwartz, M.D. has served as one of the Company’s directors since December 2020. Dr. Schwartz has wide-ranging experience as a drug development expert in pharmaceutical and biotechnology industries, spanning several therapeutic areas including oncology, hematology, dermatology, neurology and rare diseases. During the past decade he has served as Senior Vice President, Head of Research & Development and Chief Medical Officer of ArQule Inc., which was acquired for $2.7 billion by Merck & Co. in 2020. Prior to ArQule, Dr. Schwartz was CMO at ZIOPHARM Oncology Inc. (Nasdaq: ZIO), and previously held several senior leadership roles at Bayer AG and LEO Pharma. The majority of Dr. Schwartz’s achievements have been in oncology, encompassing the development of targeted, cytotoxic agents and immunotherapy. Dr. Schwartz has been involved with a number of drug approvals, including sorafenib at Bayer, which has been used as a foundation for a number of initiatives in U.S. based cancer/rare disease focused biotechnology companies. At ArQule and Ziopharm, Dr. Schwartz was a key member of the management team and managed diverse interdisciplinary teams to prepare multiple successful New Drug Applications (NDA), numerous Investigational New Drug (IND) applications, preclinical and clinical drug development programs. Dr. Schwartz has acquired knowledge and experience of medical affairs, cooperative oncology group, investors relations, partnering and capital raising. Dr. Schwartz is currently a Board Member of Cyclacel Pharmaceutical Inc (Nasdaq: CYCC) and Infinity Pharmaceuticals Inc. (Nasdaq: INFI). In addition, Dr. Schwartz serves as an advisor, SAB member, Medical Officer and independent consultant for numerous private biotech and investment companies. Dr. Schwartz received his medical degree from the University of Pretoria, South Africa.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. In addition, there are no family relationships among our executive officers and directors.

6.B. Compensation of Board Members and Executives

The aggregate compensation of all board members and executive officers, including share-based compensation, for the year ended December 31, 2022, was $3,536,310. This amount includes $220,000 set aside or accrued to provide pension, severance, education fund, retirement, annual leave and recuperation or similar benefits or expenses, commonly provided by Israeli companies to their employees. This amount does not include any business travel and expenses reimbursed to office holders.

As of December 31, 2022, aggregate options to purchase 2,094,650 ordinary shares outstanding under our Global Share Incentive Plan (2014) and Global Share Incentive Plan (2019) and 123,626 restricted share units (“RSUs”) outstanding under our Global Share Incentive Plan (2019) were granted to directors and executive officers. The options have a weighted average exercise price of $5.85 per option.

The aggregate compensation of our five most highly compensated executive directors and officers for the year ended December 31, 2022 (the “Covered Executives”), included cash-based salaries of $1,179,000 and $304,000 in amounts set aside or accrued to provide pension, severance, education fund, retirement, annual leave and recuperation or similar benefits or expenses, commonly provided by Israeli companies to their employees (the “Benefits”). These aggregated amounts were allocated to the Covered Executives as follows: of the aggregate cash salaries, 35%, 21%, 20%, 13% and 12% was allocated to our Executive Chairman, Chief Executive Officer, Chief Scientific Officer, Head of Clinical Operations and Chief Financial Officer, respectively, and of the aggregate Benefits, 42%, 27% and 31% was allocated to our Chief Executive Officer, Head of Clinical Operations and Chief Financial Officer, respectively. Our Executive Chairman and Chief Scientific Officer did not receive Benefits in 2022. In addition, the Covered Executives received cash bonuses in 2022 in the aggregate amount of $217,000 which was allocated to the Covered Executives as follows: 69%, 12%, 9%, 6% and 3% to our Executive Chairman, Chief Executive Officer, Chief Scientific Officer, Head of Clinical Operations and Chief Financial Officer, respectively. We recorded a non-cash equity-based compensation expense in our financial statements for the year ended December 31, 2022, for options and RSUs granted to our Covered Executives, in the aggregate, of $1,658,000 which was allocated as follows: 76%, 15%, 5%, 2% and 2% to our Executive Chairman, Chief Executive Officer, Chief Scientific & Medical Officer, Head of Clinical Operations and Chief Financial Officer, respectively. For information regarding our accounting for stock-based compensation arrangements, see Note 2 to our audited consolidated financial statements contained in this Annual Report on Form 20-F.

Employment and Consulting Agreements with Executive Officers and Directors

We have entered into written consulting and employment agreements with our Executive Chairman, our Chief Executive Officer, our Chief Scientific & Medical Officer, and our Chief Financial Officer. All such agreements contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provisions apply for a period of twelve months following termination of the respective officer’s employment. In addition, we are required to provide notice of between one and twelve months prior to terminating the employment of such executive officers other than in the case of a termination for cause.

Other than with respect to the Executive Chairman’s consulting agreement, these agreements do not provide for benefits upon the termination of these executives’ respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements.

With respect to the Executive Chairman’s consulting agreement, if we terminate the Executive Chairman’s Board service other than for cause, the Executive Chairman is entitled to the base retainer for the twelve-month period following the effective date of termination. The Executive Chairman is also entitled to certain other stock option payments upon such termination, and to certain benefits in the case the termination is due to long-term disability. On November 4, 2021, the Company and the Executive Chairman entered into an amendment to the agreement, granting the Executive Chairman 3.33% of future gross proceeds actually received by the Company during the first five (5) years from consummation of a commercial transaction or sale, as defined in the amendment. Such commissions will be paid once the aggregate consideration actually received by the Company in respect of such transactions will equal or exceed $20 million.

As approved by our shareholders at the 2021 annual general meeting of shareholders, for the year ended December 31, 2022, the non-executive directors (namely, all directors other than Mr. Novik) were paid an annual fee of NIS 61,725 (approximately $17,600) and a per meeting fee of NIS 1,594 (approximately $455) until June 30, 2022, which thereafter increased to an annual fee of NIS 66,828 (approximately $18,900) and a per meeting fee of NIS 1,993 (approximately $560) until June 30, 2023, and thereafter will increase annually by 25% up to the maximum fixed amount payable from time to time by us under the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000.

Please see “Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements” for a further description of the enforceability of non-competition clauses. See “Related Party Transactions” below for additional information.

6.C. Board Practices

Board of Directors

Pursuant to the Companies Law, the management of our business is vested in our Board. Our Board may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board. Executive officers are appointed by, and serve at the discretion of, our Board, subject to any applicable employment agreements we have entered into with the executive officers.

Under our Amended and Restated Articles of Association, the Board must consist of at least five and not more than eleven directors. The Board of the Company is currently composed of six members, and includes Mr. Shai Novik, Dr. Abraham (Avri) Havron, Dr. Gili Hart, Mr. Sangwoo Lee, Dr. Roger Pomerantz and Mr. Brian Schwartz. These directors were nominated immediately after the closing of the Merger, except for Mr. Brian Schwartz, who was originally appointed in November 2020, and Dr. Roger Pomerantz, who was originally appointed in May 2022. All of our directors were reelected at our annual general meeting of shareholders held on November 17, 2022, and will serve until our next annual general meeting of shareholders (a “General Meeting”) and until their respective successors are duly elected and qualified. Each of our directors shall be elected at an annual General Meeting and shall serve in his or her office until the next annual General Meeting, or until they cease to serve in their office in accordance with the provisions of our Amended and Restated Articles of Association or any law, whichever is the earlier.

Under the Companies Law, the Board must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements, sufficient to be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the Board must consider, among other things, the type and size of the company and the scope and complexity of its operations. The existing Board of the Company has determined that the Company requires one director with such expertise, and that both Mr. Shai Novik and Mr. Sangwoo Lee have such accounting and financial expertise.

External Directors

Under the Companies Law, except as provided below (“Exempted Companies”), companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq such as the Company, are required to appoint at least two external directors, who meet the qualifications requirements set forth in the Companies Law.

Pursuant to the Israeli Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel), 2000 (the “Relief Regulations”), a company will be an Exempted Company, if: (i) the company’s shares are listed on a foreign securities exchange which is referenced in Section 5A(c) of the Regulations, which includes, among others, the NASDAQ Capital Market; (ii) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (iii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Listing Rule 5605(a)(2); and (iv) the company complies with the U.S. laws (including applicable Nasdaq Listing Rules) as to the required composition of the audit and compensation committees of the Board as applicable to U.S. domestic issuers (which require that such committees consist solely of independent directors (at least three and two members, respectively)), as described under the Nasdaq Listing Rules. Under the Relief Regulations, if a company is an Exempted Company, the board of directors of such company may elect to “opt out” of the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time of appointment of a director all members of the board of directors are of the same gender),. . In accordance with the Relief Regulations, our Board determined that the Company meets all of the requirements of an Exempted Company and elected to “opt out” from such requirements of the Companies Law, such that following the board’s determination, we do not have external directors and the Company must comply with the Nasdaq Listing Rules governing the appointment of independent directors and the composition of the audit committee and compensation committee applicable to domestic U.S. issuers, provided that the Company continues to meet the requisite requirements for said relief and unless the Company’s board of directors determines otherwise.

Leadership Structure of the Board

In accordance with the Companies Law and the Amended and Restated Articles of Association, the Board is required to appoint one of its members to serve as Chairman of the Board. The Board has appointed Mr. Shai Novik to serve as Executive Chairman of the Board. In addition, the Board has appointed Dr. Roger Pomerantz to serve as Vice Chairman of the Board.

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

Board Committees

Audit Committee

The Companies Law requires public companies to appoint an audit committee. In accordance with the Relief Regulations promulgated under the Companies Law described above, we elected to “opt out” from the Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee. Under such exemption, among other things, our audit committee is required to comply with the audit committee composition requirements under U.S. laws (including applicable Nasdaq Listing Rules and SEC rules) as applicable to U.S. domestic issuers.

Under the Nasdaq Listing Rules, the Company is required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise, and none of whom has participated in the preparation of our or any of our subsidiaries’ financial statements at any time during the prior three years. In addition, each member of the Audit Committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

The audit committee of the Company (the “Audit Committee”) consists of three members, all of whom are independent under the listing standards of the Nasdaq Listing Rules and are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. The members of the Audit Committee are Dr. Avri Havron (as Chairman of the Audit Committee), Dr. Gili Hart and Mr. Sangwoo Lee. The Board of the Company has determined that Mr. Lee is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Listing Rules. All of the members of the Audit Committee meet the requirements for financial literacy under the applicable Nasdaq Listing Rules.

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

Compensation Committee

Under the Companies Law, the board of directors of Israeli publicly traded companies are required to appoint a compensation committee. In accordance with the Relief Regulations promulgated under the Companies Law described above, we elected to “opt out” from the Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee. Under such exemption, among other things, our compensation committee is required to comply with the compensation committee composition requirements under U.S. laws (including applicable Nasdaq Listing Rules and SEC rules) as applicable to U.S. domestic issuers.

Under the Nasdaq Listing Rules, the Company is required to maintain a compensation committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of the board of directors of the company).

The compensation committee of the Company (the “Compensation Committee”) consists of three members, Dr. Roger Pomerantz (as Chairman of the Compensation Committee), Dr. Avri Havron and Dr. Gili Hart, all of whom are independent under the listing standards of the Nasdaq Listing Rules.

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

Compensation Policy

Under the Companies Law, following the compensation committee’s recommendations, the board of directors is required to establish a compensation policy, which includes a framework for establishing the terms of office and employment of the office holders and guidelines with respect to the structure of the variable pay of office holders. Such guidelines are the basis for adequate balance between the components of compensation, which exists when a linkage is maintained between compensation and performance and the creation of value for shareholders in the Company, while maintaining the Company’s ability to recruit and maintain talented officeholders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component (base salary and additional benefits) and the variable component and capital compensation avoids placing an exaggerated emphasis on one component.

Under the Companies Law, a company’s compensation policy shall be determined based on, and take into account, the following parameters:

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

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation – basing the compensation on long term performance and measurable criteria (though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the office holder to the company. Pursuant to the provisions of the Companies Law, variable components in the amount of up to a three month salary of the relevant office holder, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (c) setting forth clawback rules requiring, an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

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

Nominating Committee

We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our Board (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.

In May 2022, our Board established a non-independent nominating committee (the “Nominating Committee”), whose role is (among other things) to identify and recommend director nominees for election by the shareholders, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors and the criteria for the selection of new members of the Board of Directors. The Nominating Committee consists of three members, Mr. Shai Novik (as Chairman of the Nominating Committee), Dr. Gili Hart and Mr. Sangwoo Lee.

Internal auditor

Under the Companies Law, the Board of Directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. Under the Companies Law, an internal auditor may not be:

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

The role of the internal auditor is, among other things, to examine our compliance with applicable law and orderly business procedures. Alon Amit of Raveh Ravid Internal Audit Services Ltd. serves as our internal auditor.

6.D. Employees

As of December 31, 2022, the Company had 77 full time employees. In addition, the Company’s Chief Scientific & Medical Officer provides services on a part-time basis pursuant to a consulting agreement. Sixty-six of the Company’s employees are currently involved in product development, and 11 provide general and administrative services. All of these employees are located in Israel.

None of the Company’s employees are party to any collective bargaining agreements or represented by any labor unions. However, in Israel, the Company is subject to certain Israeli labor laws, regulations, rulings of Israeli labor courts and certain provisions of collective bargaining agreements that apply to its employees by virtue of extension orders issued by the Israel Ministry of Economy and which apply such agreement provisions to the Company’s employees even though they are not part of a union that has signed a collective bargaining agreement. These labor laws and regulations primarily govern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by managers’ insurance and/or a pension fund described below, upon the retirement or death of an employee or termination of employment without cause (as may be defined in the employment agreements). The payments to the managers’ insurance and/or pension fund in respect of severance pay amount to approximately 8.33% of an employee’s wages, in the aggregate. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute (including payments for healthcare insurance) are paid on a differential basis, such that with respect to the part of the employee’s wage which is equal to up to 60% of the average wage in Israel, the employer is required to pay an amount equal to 3.55% of such part of the employee’s wage and the employee is required to pay an amount equal to 3.50% of such part of the employee’s wage, and for the remainder of the employee’s wage up to the maximum wage amount on which payments to the National Insurance Institute are required to be paid, the employer is required to pay an amount equal to 7.60% of such part of the employee’s wage and the employee is required to pay an amount equal to 12% of such part of the employee’s wage. In addition, pursuant to the provisions of Section 14 to the Israeli Severance Pay Law, 1963 (the “Section 14 Arrangement”), the payment of monthly deposits by us into managers’ insurance and/or pension fund are in respect of severance obligation to such employees. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. Each employee contributes an aggregate amount equal to 6% of his or her base salary to such funds, and the Company contributes, in the aggregate, an additional 14.83% to 15.83% of the employee’s base salary, with such amount including the 8.33% which is contributed as severance pay as noted above. The monthly contributions as mentioned above constitute the required payment for severance pay, and if the respective employment agreement includes the required provisions pursuant to the Section 14 Arrangement, the Company is not required to pay any additional sum upon termination of employment for the period during which the Sections 14 Arrangement applies. The Company generally provides its employees with benefits and working conditions above the required minimums. The Company has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

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

6.E. Share ownership

Incentive Option Plans

Pursuant to the Merger Agreement, all outstanding Enlivex R&D options that were unexercised immediately prior to the Merger were assumed by the Company in the Merger and are administered under the pre-Merger Bioblast 2013 Incentive Option Plan (the “2013 Plan”). As of December 31, 2022, there were a total of options to purchase 500 ordinary shares outstanding under the 2013 Plan, which are exercisable at a weighted average exercise price of $90.16 per share. No additional awards may be issued under the 2013 Plan.

In May 2014, we adopted the Global Share Incentive Plan (2014) (the “2014 Plan”). Following the adoption of the Global Share Incentive Plan (2019), as described below, no additional awards may be granted under the 2014 Plan.

In June 2019, we adopted the Global Share Incentive Plan (2019) (the “2019 Plan”), under which all ordinary shares that remained available for future grant under all existing plans were reserved for issuance with respect to awards that may be granted under the 2019 Plan.

As of December 31, 2022, there were a total of options to purchase 2,939,434 ordinary shares issued and outstanding under the 2014 Plan and the 2019 Plan and 157,560 RSUs issued and outstanding under the 2019 Plan, and 635,594 ordinary shares remained available for future issuance under the 2019 Plan. Of such outstanding options, a total of 1,953,429 options to purchase ordinary shares were vested as of that date, with a weighted average exercise price of $5.55 per share.

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

Options and RSUs granted under the 2019 Plan will generally vest over four years commencing on the date of grant, such that 25% vest after one year and thereafter, the options or RSUs vest in 3 equal annual installments (every 12 months), each equal to 25% of the shares subject to the option or RSU granted, over three years. Options that are not exercised within ten years from the grant date expire, unless otherwise determined by the Board of Directors or its designated committee, as applicable. In case of termination for reasons of disability or death, the grantee or his legal successor may exercise options that have vested prior to termination within a period of six to twelve months from the date of disability or death. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

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

See also Item 7.A. “Major Shareholders” below.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table and the related notes present information with respect the beneficial ownership of the Company’s ordinary shares as of March 31, 2023 by:

●	each shareholder known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares;

●	each director of the Company;

●	each executive officer of the Company; and

●	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The percentage of ordinary shares beneficially owned is based on 18,566,262 ordinary shares issued and outstanding as of March 31, 2023.

Ordinary shares of the Company that may be acquired by an individual or group within 60 days of March 31, 2023, pursuant to the exercise of the Company’s outstanding options or warrants or the vesting of outstanding RSUs, are deemed outstanding for the purposes of computing the percentage of ordinary shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of ordinary shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
The Company’s 5% or Greater Shareholders (other than Directors and Executive Officers)
KIP Global Pharma-Ecosystem Private Equity Fund	1,417,950	7.64%
HBL-Hadasit Bio-Holdings Ltd	1,006,007	5.42%

Directors and Executive Officers
Shai Novik (1)	1,531,981	7.92%
Roger Pomerantz	--	--
Oren Hershkovitz (2)	131,657	*
Dror Mevorach (3)	579,895	3.07%
Shachar Shlosberger (4)	13,794	*
Avri Havron (5)	231,044	1.24%
Gili Hart (6)	68,178	*
Sangwoo Lee (7)	54,880	*
Brian Schwartz (8)	21,164	*
All directors and executive officers as a group (9 persons)	2,632,593	13.16%

*	Less than 1%.

(1)

Includes 778,217 shares underlying options currently exercisable or exercisable within 60 days from March 31, 2023, of which 132,979 options expire in January 2025 and have an exercise price of $2.69, 145,238 options expire in December 2027 and have an exercise price of $6.22, 250,000 options expire in May 2030 and have an exercise price of $3.66, 187,500 options expire in May 2031 and have an exercise price of $12.23, and 62,500 options expire in November 2032 and have an exercise price of $5.34.

(2)	Includes 112,500 shares underlying options currently exercisable or exercisable within 60 days from March 31, 2023, which expire in November 2029 and have an exercise price of $8.19.

(3)	Includes 345,238 shares underlying options currently exercisable or exercisable within 60 days from March 31, 2023, of which 200,000 options expire in January 2025 and have an exercise price of $2.69, 121,032 options expire in December 2027 and have an exercise price of $6.22, and 24,206 options expire in January 2028 with an exercise price of $6.22.

(4)	Includes 938 RSUs that vest within 60 days from March 31, 2023 and 11,918 shares underlying options currently exercisable or exercisable within 60 days from March 31, 2023, of which 1,937 options expire in April 2026 and have an exercise price of $2.69, 1,452 options expire in March 2027 and have an exercise price of $2.69, 1,452 options expire in December 2027 and have an exercise price of $6.22, 1,452 options expire in December 2028 and have an exercise price of $10.12, 3,750 options expire in March 2030 and have an exercise price of $4.68, and 1,875 options expire in March 2031 and have an exercise price of $5.34.

(5)	Includes 53,192 shares underlying options currently exercisable or exercisable within 60 days from March 31, 2023, which expire in January 2025 and have an exercise price of $2.69.

(6)	Includes 66,490 shares underlying options currently exercisable or exercisable within 60 days from March 31, 2023, which expire in January 2025 and have an exercise price of $2.69.

(7)	Includes 53,192 shares underlying options currently exercisable or exercisable within 60 days from March 31, 2023, which expire in December 2027 and have an exercise price of $6.22.

(8)	Includes 20,250 shares underlying options currently exercisable or exercisable within 60 days from March 31, 2023, which expire in November 2030 and have an exercise price of $9.02.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

According to our transfer agent, as of March 31, 2023, there were 42 record holders of our ordinary shares, among whom are 5 U.S. holders (including Cede & Co., the nominee of the Depositary Trust Company, holding 87.7% of our outstanding ordinary shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares are held by brokers or other nominees. None of our shareholders has different voting rights from other shareholders.

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

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the Company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the Company. An interested office holder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

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

Under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, require the approval of the audit committee, the board of directors and the shareholders, in that order. Transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the compensation committee, the board of directors and the shareholders by means of the Special Majority Requirements, as detailed above.

If such transaction concerns the terms of office and employment of such controlling shareholder, in his capacity as an office holder or an employee of the company, such terms of office and employment approved by the compensation committee and board of directors shall be in accordance with the compensation policy of the company. Nonetheless, in special circumstances, the compensation committee and the board of directors may approve terms of office and compensation of a controlling shareholder which do not comply with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Israeli Companies Law and that shareholder approval was obtained by means of the Special Majority Requirements, as detailed above.

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

Certain Relationships and Related Party Transactions

The following is a summary description of the material terms of those transactions with related parties to which we are party, and which were in effect within the 2022 fiscal year through March 31, 2023.

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

Indemnification and Exculpation Agreements

Our Amended and Restated Articles of Association permit us to exculpate, indemnify and insure each of our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and officers, exculpating them, to the fullest extent permitted by the Companies Law, from liability for monetary or other damages due to, or arising or resulting from, a breach of the duty of care to the Company and undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from certain acts performed by such directors and officers in their capacity as an office holder of the Company, our subsidiaries or affiliates. The indemnification is limited both in terms of amount and coverage.

Insurance

In addition to the indemnification and exculpation agreements described above, we have obtained directors’ and officers’ liability insurance with maximum coverage of $5 million in the aggregate for the benefit of the Company and our office holders and directors. Such directors’ and officers’ liability insurance contains certain standard exclusions.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not currently believe that the outcome of these legal proceedings has had in the recent past, or will have (with respect to any pending proceeding), significant effects on our financial position or profitability. Any future litigation may result in substantial costs and be a distraction to management. No assurance can be given that future litigation will not have a material adverse effect on our financial position. For an additional discussion of certain risks associated with legal proceedings, see Item 3.D. “Risk Factors.”

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

8.B. Significant changes

Except as disclosed elsewhere in this Annual Report on Form 20-F, there have been no other significant changes since December 31, 2022, until the date of the filing of this Annual Report on Form 20-F.

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

●

Dividend and liquidation rights. Our Board of Directors may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment, subject to the Companies Law. Pursuant to the Companies Law, we may declare and pay dividends only if, upon the determination of our Board of Directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we must seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Our ordinary shares entitle each owner thereof to an equal right to participate in the distribution of the surplus assets of the company in the event of our liquidation in accordance with the proportionate nominal value of the shares held thereby. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

●	Transfer of shares; record dates. Fully paid up ordinary shares may be freely transferred pursuant to our Amended and Restated Articles of Association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors will fix a record date.

●	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our Amended and Restated Articles of Association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the person whose name is registered first in the registry of shareholders as the owner of that share shall be accepted, whether in person or by proxy, and he, she or it is shall be entitled to vote such share.

●	Quorum for General Meeting. The quorum required for our General Meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

●	Notice of General Meeting. Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, not less than 35 days. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the Board of Directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a General Meeting and any postponement or adjournment thereof.

●	Annual; agenda; calling a General Meeting. General Meetings are required to be held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the Board of Directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The Board of Directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the Board of Directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

●	Majority vote. Except as otherwise provided in the Companies Law or our Amended and Restated Articles of Association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. Under the Israeli Companies Law, certain actions require a special majority, including (among others): (i) approval of a compensation policy, requiring the approval described in Item 6C “Directors, Senior Management and Employees— Board Practices— Compensation Committee — Compensation Policy”; and (ii) approval of executive officer compensation inconsistent with our compensation policy or the compensation of our chief executive officer (subject to limited exceptions), requiring the approval described in Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Disclosure of personal interests of an office holder and approval of acts and transactions”; and (iii) approval of transactions with and compensation of controlling shareholders, requiring the approval described in Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Disclosure of personal interests of a controlling shareholder and approval of transactions.” In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further vote.

●	Discrimination against shareholders. There are no discriminating provisions in our amended and restated articles of association, against any existing or prospective holders of our ordinary shares as a result of a shareholder holding a substantial number of ordinary shares.

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

10.C. Material Contracts

For a description of our license agreements, see Item 4.B. “Business Overview––License Agreements” and for a description of the agreements related to our directors and officers, Item 6.B. “Compensation of Board Members and Executives—Employment and Consulting Agreements with Executive Officers and Directors.”

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

10.E. Taxation

The following is a summary of the current tax structure, which is applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of material Israeli and U.S. tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid/withheld or that will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

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

General corporate tax structure in Israel

As of January 1, 2018, Israeli resident companies, such as us, were generally subject to the standard corporate tax at the rate of 23%.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) its business is managed and controlled from Israel.

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

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional income tax at a rate of 3% which is imposed on high earners whose annual taxable income or gain exceeded NIS 663,240, in 2022 and NIS 698,280 in 2023.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “substantial shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. An additional tax at a rate of 3% will be imposed on high earners whose annual income or gains exceeded NIS 663,240, in 2022 and NIS 698,280 in 2023.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary marginal income rates (currently, up to 50% for individuals and 23% for Israeli resident corporations).

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

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise (within the meaning of the Law for the Encouragement of Capital Investments, 1959), subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

Capital gains income taxes applicable to non-Israeli shareholders

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

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at source at the time of sale.

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

U.S. Federal Income Taxation

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “TCJA”), was signed into law making significant changes to U.S. income tax law, including a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, modification of the U.S. international taxation system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. We did not see a material direct impact on our financials as of December 31, 2022.

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

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants, like us, that file electronically with the SEC. The address of this website is http://www.sec.gov.

10.I. Subsidiary information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the heading “Quantitative and Qualitative Disclosure About Market Risk” contained in Item 5 “Operating and Financial Review and Prospects” of this Annual Report on Form 20-F is incorporated by reference in this Item 11.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART TWO

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based on such evaluation, those officers have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Yarel + Partners, our principal independent registered public accounting firm, as stated in their report that appears herein.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Sangwoo Lee, a member of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Yarel + Partners, our principal independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
Audit fees (1)	$129,000	$116,000
Audit related fees (2)	—	9,000
Tax Fees (3)	21,000	16,000
All other fees	—	—
Total	$150,000	$141,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit-related fees relate to assurance and related services that traditionally are performed by the independent auditor including SEC filings, comfort letters, consents and comment letters in connection with regulatory filings.

(3)	Includes fees related to professional services in connection with tax returns and other tax related services.

Pre-Approval of Auditors’ Compensation

All of the audit services, audit-related services and tax services described in the table above were approved in advance by our Audit Committee in accordance with paragraph (c)(7)(i)(A) of Rule 2-01 of Regulation S-X and thereafter approved by our Board of Directors in accordance with Israeli law.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the Nasdaq Capital Market and accordingly, we are required to comply with Nasdaq Stock Market rules. Under those rules, as a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request.

●	Quorum. The Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than one third of the company’s outstanding common voting stock. In line with the Nasdaq Listing Rules, our Amended and Restated Articles of Association provide that the quorum required for our General Meeting of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. However, unlike the Nasdaq Listing Rules, at the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

●	Compensation of officers. We follow Israeli law and practice with respect to the approval of officer compensation. While our compensation committee currently complies with the provisions of the Nasdaq Listing Rules relating to composition requirements and Israeli law generally requires that the compensation of the chief executive officer and all other executive officers be approved, or recommended to the board for approval, by the compensation committee (and in certain instances, shareholder approval is required), Israeli law includes relief from compensation committee approval in certain instances. For details regarding the approvals required under the Israeli Companies Law and regulation promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Disclosure of personal interests of an office holder and approval of acts and transactions.” For details regarding the approvals required under the Israeli Companies Law for the approval of compensation of controlling shareholders, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Disclosure of personal interests of a controlling shareholder and approval of transactions.”

●	Nomination of directors. Israeli law and our Amended and Restated Articles of Association do not require director nominations to be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules. We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which directors are recommended by the board of directors for election by shareholders (other than directors elected by our board of directors to fill a vacancy). Our Board of Directors has established a non-independent Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than pursuant to Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval would otherwise generally be required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. Under the Israeli Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors. For details regarding the approvals required under the Israeli Companies Law and regulation promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Disclosure of personal interests of an office holder and approval of acts and transactions.” For details regarding the approvals required under the Israeli Companies Law for the approval of transactions with and compensation of controlling shareholders, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Disclosure of personal interests of a controlling shareholder and approval of transactions.” For details regarding the approvals required under the Israeli Companies Law for certain acquisitions of our shares and mergers, see Item 10B “Additional Information — Articles of Association.”

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see “Item 3D “Key Information - Risks Related to the Ownership of Our Ordinary Shares - As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

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

Audited Financial Statements

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Amended and Restated Articles of Association of the Company (filed as Exhibit 99.2 to Form 6-K filed on March 27, 2019 (File No. 001-36578) and incorporated herein by reference).

2.1	Description of Ordinary Shares (filed as Exhibit 2.1 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.1	Bioblast Pharma Ltd. 2013 Incentive Option Plan, as amended (filed as Exhibit 4.1 to Form 20-F filed on March 29, 2016 (File No. 001-36578), and incorporated herein by reference).

4.2	Enlivex Therapeutics Ltd. 2014 Global Share Incentive Plan (filed as Exhibit 4.2 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.3	Enlivex Therapeutics Ltd. 2019 Global Share Incentive Plan (filed as Exhibit 4.3 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.4	Form of Indemnification Agreement (filed as Exhibit 4.5 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.5	Agreement between the Company and A.S. Novik, dated as of September 7, 2018 (filed as Exhibit 4.6 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.6	Employment Agreement between the Company and Oren Hershkovitz, dated as of November 16, 2019 (filed as Exhibit 4.8 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.7	Employment Agreement between the Company and Shachar Shlosberger, dated as of May 3, 2016 (filed as Exhibit 4.8 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.8	Consulting Agreement between the Company, Hadasit Medical Research Services and Development and Dror Mevorach, dated as of January 1, 2017 (filed as Exhibit 4.9 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.9	License Agreement between the Company and Tolaren Ltd., dated as of April 30, 2008 (filed as Exhibit 4.10 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.10	License Agreement between the Company, Hadasit Medical Research Services and Development Ltd. And Yissum Research and Development Company Ltd., dated as of March 12, 2006 (filed as Exhibit 4.11 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.11	Securities Purchase Agreement, dated March 11, 2019 (filed as Exhibit 99.1 to Form 6-K filed on March 27, 2019 (File No. 001-36578) and incorporated herein by reference).

4.12	Contingent Value Rights Agreement, dated November 19, 2018 (filed as Exhibit 99.2 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference).

4.13†	Research Agreement, between the Company and Cell Generation (C-G) Ltd., dated May 12, 2019 (filed as Exhibit 4.15 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.14	Form of Securities Purchase Agreement in the February 2020 offering (filed as Exhibit 1.1 to Form 6-K filed on February 26, 2020 (File No. 001-36578), and incorporated herein by reference).

4.15	Form of Placement Agent Warrant in the February 2020 offering (filed as Exhibit 4.1 to Form 6-K filed on February 26, 2020 (File No. 001-36578), and incorporated herein by reference).

4.16	Form of Securities Purchase Agreement in the March 2020 offering (filed as Exhibit 1.1 to Form 6-K filed on March 5, 2020 (File No. 001-36578), and incorporated herein by reference).

4.17	Form of Investor Warrant in the March 2020 offering (filed as Exhibit 4.1 to Form 6-K filed on March 5, 2020 (File No. 001-36578), and incorporated herein by reference).

4.18	Form of Placement Agent Warrant in the March 2020 offering (filed as Exhibit 4.2 to Form 6-K filed on March 5, 2020 (File No. 001-36578), and incorporated herein by reference).

4.19	Amended and Restated Underwriting Agreement, dated February 9, 2021, by and between Enlivex Therapeutics Ltd. and H.C. Wainwright & Co., LLC (filed as Exhibit 1.1 to Form 6-K filed on February 12, 2021 (File No. 001-36578), and incorporated herein by reference).

4.20	Form of Underwriter Warrant in the February 2021 offering (filed as Exhibit 10.1 to Form 6-K filed on February 12, 2021 (File No. 001-36578), and incorporated herein by reference).

4.21	Amendment, dated as of effective as of January 1, 2020, to the Consulting Agreement by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd. (filed as Exhibit 4.24 to Form 20-F filed on April 30, 2021 (File No. 001-36578), and incorporated herein by reference).

4.22	Second Amendment to the Consulting Agreement by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd, dated November 4, 2021 (filed as Exhibit 4.25 to Form 20-F filed on April 29, 2022 (File No. 001-36578) and incorporated by reference).

4.23	Sales Agreement, dated December 30, 2022, by and among Enlivex Therapeutics Ltd. and Cantor Fitzgerald & Co. and JMP Securities LLC (filed as Exhibit 10.1 to Form 6-K filed on December 30, 2022 (File No. 001-36578), and incorporated herein by reference).

8.1*	List of Subsidiaries of Enlivex Therapeutics Ltd.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Yarel + Partners

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Defeinition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

†	Portions of the exhibit have been omitted because such information is both (i) not material and (ii) could be competitively harmful if publicly disclosed.

SIGNATURES

Enlivex Therapeutics Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Enlivex Therapeutics Ltd.

By:	/s/ Oren Hershkovitz
Oren Hershkovitz
Chief Executive Officer

Date: April 10, 2023

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ENLIVEX THERAPEUTICS LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Enlivex Therapeutics Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements).

We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

March 31, 2023

We have served as the Company’s auditor since 2013.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents (note 3)	$49,945	$11,202
Short term deposits (note 4)	299	10,004
Marketable securities	-	62,924
Prepaid expenses and other receivables (note 5)	2,086	2,312
Total Current Assets	52,330	86,442

Non-Current Assets
Property and equipment, net (note 6)	9,875	2,530
Other assets (notes 7 & 9)	5,437	6,174
Total Non-Current Assets	15,312	8,704
TOTAL ASSETS	$67,642	$95,146

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade (note 14)	$1,948	$878
Accrued expenses and other liabilities (note 8)	4,659	3,840
Total Current Liabilities	6,607	4,718

Non-Current Liabilities
Other long-term Liabilities (note 9)	4,194	5,389
Total Non-Current Liabilities	4,194	5,389

Commitments and Contingent Liabilities (note 10)

TOTAL LIABILITIES	10,801	10,107

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.40 par value: (note 11) Authorized: 45,000,000 shares as of December 31, 2022 and 2021; Issued and outstanding: 18,421,852 and 18,331,507 as of December 31, 2022 and 2021, respectively;	2,117	2,107
Additional paid in capital	136,648	133,796
Foreign currency translation reserve	1,101	1,101
Accumulated deficit	(83,025)	(51,965)
TOTAL SHAREHOLDERS’ EQUITY	56,841	85,039
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$67,642	$95,146

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020

Revenues	$-	$-	$-

Operating expenses:
Research and development expenses, net (note 16a)	18,693	12,881	6,086
General and administrative expenses (note 16b)	7,104	6,407	3,699
	25,797	19,288	9,785

Operating (loss)	(25,797)	(19,288)	(9,785)

Other income (expenses), net (note 16c)	(5,263)	4,820	(2,039)

Net (loss)	$(31,060)	$(14,468)	$(11,824)

Other comprehensive gain
Exchange differences arising from translating financial statements from functional to presentation currency	-	124	2,277
Total other comprehensive gain	-	124	2,277
Total comprehensive (loss)	$(31,060)	$(14,344)	$(9,547)

Basic & diluted (loss) per share	$(1.69)	$(0.81)	$(0.90)
Weighted average number of shares outstanding	18,394,886	17,859,713	13,169,208

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares
	Number of shares	Share capital	Additional paid in capital	Currency translation reserve	Accumulated deficit	Total

JANUARY 1, 2020	10,334,126	1,151	37,104	(1,300)	(25,673)	11,282

Issuance of shares and warrants for cash consideration of $26,968 net of $2,501 issuance costs	3,286,416	382	24,085			24,467
Exercise of options	37,746	4	97			101
Exercise of warrants	929,646	109	8,405			8,514
Stock based compensation	-		670			670
Other comprehensive loss	-			2,277		2,277
Net loss	-		-		(11,824)	(11,824)

DECEMBER 31, 2020	14,587,934	1,646	70,361	977	(37,497)	35,487

Issuance of shares and warrants for cash consideration of $57,629 net of $4,455 issuance costs	2,848,629	352	52,822			53,174
Exercise of options	39,131	5	101			106
Exercise of warrants	855,813	104	7,598			7,702
Stock based compensation			2,914			2,914
Other comprehensive loss				124		124
Net loss			-		(14,468)	(14,468)

DECEMBER 31, 2021	18,331,507	2,107	133,796	1,101	(51,965)	85,039

Exercise of options	22,875	3	147			150
Exercise of warrants	-
Restricted stock units vested	67,470	7	(7)			-
Stock based compensation	-		2,712			2,712
Net loss	-				(31,060)	(31,060)

DECEMBER 31, 2022	18,421,852	$2,117	$136,648	$1,101	$(83,025)	$56,841

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net loss	$(31,060)	$(14,468)	$(11,824)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	777	546	286
Loss (income) on marketable securities and short-term bank deposits	1,983	(5,590)	-
Non-cash operating lease expenses	831	413	167
Share-based compensation	2,712	2,914	670
Changes in operating asset and liability items:
(Increase) decrease in prepaid expenses and other receivables	278	(1,249)	1,823
Increase in accounts payable trade	1,168	442	36
(Decrease) increase in accrued expenses and other liabilities	684	(466)	(2,022)
Operating lease liabilities	(1,326)	(84)	(143)
Net cash used in operating activities	(23,953)	(17,542)	(11,007)

Cash flows from investing activities
Purchase of property and equipment	(8,122)	(1,625)	(1,019)
(Release) investment in short-term bank deposits, net	9,705	20,030	(19,958)
Purchases of marketable securities	(1,608)	(104,417)	-
Proceeds from sale of marketable securities	62,549	47,604	-
Net cash provided by (used in) investing activities	62,524	(38,408)	(20,977)

Cash flows from financing activities
Proceeds from issuance of shares and warrants, net	-	53,174	24,467
Proceeds from exercise of warrants	-	7,702	8,514
Proceeds from exercise of options	150	106	101
Net cash provided by financing activities	150	60,982	33,082

Increase (decrease) in cash, cash equivalents and restricted cash	38,721	5,032	1,098
Cash, cash equivalents and restricted cash - beginning of year	11,636	7,012	5,524
Exchange rate differences on cash, cash equivalents and restricted cash	-	(408)	390
Cash, cash equivalents and restricted cash - end of year	$50,357	$11,636	$7,012
Supplemental disclosures of cash flow information:

Cash paid for taxes	$-	$-	$-
Cash received for interest, net	$666	$39	$160

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a.	General

Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) is a clinical-stage macrophage reprogramming immunotherapy company originally incorporated on January 22, 2012 under the laws of the State of Israel.

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

The Company’s ordinary shares, par value of NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

b.	Financial resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception, and, as of December 31, 2022, had an accumulated deficit of $83.2 million.

The Company expects to continue to incur losses for at least the next several years, and the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms.

The ability of the Company to transition to profitability in the longer term is dependent on a combination of factors, including (i) successfully obtaining additional financing discussed above; (ii) the Company’s ability to successfully begin marketing of its product candidates or complete revenue-generating partnerships with other companies; (iii) the success of its research and development; (iv) the impact of competition from other biotechnology and pharmaceutical companies that may develop competitive therapies; and (v) regulatory approval and market acceptance of the Company’s product candidates.

The Company’s management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months from the filing of these financial statements with the U.S. Securities and Exchange Commission. The Company may determine, however, to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

c.	Approval of financial statements

These financial statements were approved by the Board on March 31, 2023.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The accompanying consolidated financial statements include the accounts of the Company and Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd., its wholly-owned subsidiaries incorporated in Israel and Enlivex Theraputics Inc. its wholly-owned subsidiary incorporated in the State of Delaware.

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

The functional currency of Enlivex Therapeutics R&D Ltd. was the New Israeli Shekel (“NIS”) until September 30, 2021. The Company reassessed the functional currency and determined that the factors supported the U.S. dollar as the functional currency prospectively from September 30, 2021. Significant elements in the decision to effect the functional currency change involved (i) a change in the Company’s business strategy resulting from a planned initiation of oncology clinical trials (ii) the newly-developed frozen formulation of Allocetra, which removed the constraints of short shelf life and storage of the liquid formulation and enabled the conduct of clinical trials outside of Israel. Additionally, the Company’s sources of financing are the U.S. capital markets and U.S. dollar-denominated government grants from the State of Israel, and all of the Company’s budgeting and planning are conducted solely in U.S. dollars, all of which contributed to the decision to change the Company’s functional currency. Monetary assets and liabilities denominated in foreign currencies were translated into U.S. dollars using exchange rates in effect at the balance sheet date. Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities incurred after September 30, 2021 were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income until the date of change were translated at average exchange rates during the applicable period, and transactions after September 30, 2021 were translated at the approximate exchange rate in effect at the time of the transaction. Gains or losses resulting from translation adjustments until September 30, 2021 are reported in other comprehensive income (loss).

The following table presents data regarding U.S. dollar exchange rates:

	2022	2021	2020

At December 31, 1 U.S. $ =	NIS 3.519	NIS 3.110	NIS 3.215
Increase (decrease) during the year	13.15%	(3.27)%	(6.97)%

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

Restricted cash

Amounts included in restricted cash are held in interest bearing saving accounts and represent cash amounts required to be set aside by a contractual agreement for the rental of the Company’s premises and for credit cards and cash amounts required to be set aside by other contractual agreements.

Marketable securities

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

Net (loss) gain recognized on equity securities for the years ended December 31, 2022, 2021 and 2020 were $(1,983) thousand, $5,590 thousand and $0.

Property and equipment

Property and equipment are stated at historical cost less depreciation. Assets are depreciated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Computers	33.33
Office furniture and equipment	7
Leasehold improvements	16.67
Laboratory equipment	15-30

Impairment of non-financial assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. ASC 360 requires three steps to identify, recognize and measure the impairment of a long-lived asset (asset group) to be held and used:

Step 1 - consider whether indicators of impairment are present;

Step 2 - if indicators of impairment are present, perform a recoverability test comparing the sum of the estimated undiscounted cash flows attributable to the long-lived asset or asset group in question to the carrying amount of the long-lived asset or asset group; and

Step 3 - if the undiscounted cash flows used in the recoverability test are less than the carrying amount of the long-lived asset (asset group), estimate the fair value of the long-lived asset or asset group and recognize an impairment loss when the carrying amount of the long-lived asset or asset group exceeds the estimated fair value. During the years 2022, 2021, and 2020, no impairment losses were identified.

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

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Research and development expenses, net

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including clinical trials, manufacturing costs, consulting fees and facilities and overhead costs. All costs associated with research and developments are expensed as incurred. As of December 31, 2022, the Company had not yet capitalized development expenses. Costs incurred in purchasing technology assets and intellectual property are charged to research and development expense if the technology has not been conclusively proven to be feasible and has no alternative future use.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Patents

The Company expenses all costs associated with patents (including application fees, and the legal and consulting expenses related to making such applications) for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company regularly applies for patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company recorded charges to general and administrative expenses in the accompanying statements of operations and comprehensive loss of approximately $536 thousand, $373 thousand and $374 thousand for the years ended December 31, 2022, 2021 and 2020, respectively, related to patent costs.

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

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2022, the Company recorded a liability of $705 thousand for uncertain tax positions. The Company does not expect that the amount of uncertain tax positions will change within the next year.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loss per share

Basic loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential shares in accordance with ASC 260, “Earnings per Share.”

All outstanding restricted stock units, options and warrants in the years 2022, 2021 and 2020 have been excluded from the calculation of diluted net loss per share because all such securities are anti-dilutive for all years presented. For the years ended December 31, 2022, 2021 and 2020, the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share was 2,902,423, 2,910,491 and 3,526,214, respectively. The following data show the amounts used in computing income (loss) per share and the effect on income (loss):

(in thousands except share and per share data)	Year ended December 31,
Basic and diluted (loss) per share:	2022	2021	2020
(Loss) from continuing operations	$(31,060)	$(14,468)	$(11,824)

	$(31,060)	$(14,468)	$(11,824)

Number of common shares at the beginning of the year	18,331,507	14,587,934	10,334,126
Weighted average number of shares issued for cash	-	2,485,245	2,603,763
Weighted average number of stock options exercised	13,015	16,715	21,749
Weighted average number of restricted stock units vested	50,364	-	-
Weighted average number of warrants exercised	-	769,819	209,570
Number of shares used in per share computation	18,394,886	17,859,713	13,169,208

Basic and diluted net (loss) per share	$(1.69)	$(0.81)	$(0.90)

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

The Company had no foreign exchange contracts or any other hedging arrangements as of December 31, 2022.

Fair value of financial instruments

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”),the guidance defines fair value, provides guidance for measuring fair value and requires certain disclosures. The guidance does not apply to measurements related to share-based payments. The guidance discusses valuation techniques such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

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

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company’s other comprehensive income for the years ended December 31, 2021 and 2020 was composed of gains resulting from translating financial statements in currencies other than the U.S. dollar into U.S. dollars.

Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any significant impact on the Company’s equity, net income or cash flows.

Recently Adopted Accounting Standards

From time to time, the Financial Accounting Standards Board (the “FASB”) or other standard-setting bodies issue accounting standards that are adopted by the Company as of the specified effective date.

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which addresses issues identified as a result of the complexities associated with applying U.S. GAAP for certain financial instruments with characteristics of liabilities and equity. This update addresses, among other things, the number of accounting models for convertible debt instruments and convertible preferred stock, targeted improvements to the disclosures for convertible instruments and earnings-per-share (“EPS”) guidance and amendments to the guidance for the derivatives scope exception for contracts in an entity’s own equity, as well as the related EPS guidance. This update applies to all entities that issue convertible instruments and/or contracts in an entity’s own equity. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The adoption of ASU 2020-06 did not have a material impact on the Company’s consolidated financial statements and disclosures.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40); Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, a consensus of the FASB Emerging Issues Task Force (“ASU 2021-04”), which aims to clarify and reduce diversity in issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. This update applies to all entities that issue freestanding written call options that are classified in equity. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The adoption of ASU 2021-04 did not have a material impact on the Company’s consolidated financial statements and disclosures.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet, including location of amounts reported in the accompanying consolidated balance sheets, that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31,
(in thousands)	2022	2021

Cash held in banks	$2,123	$1,199
Bank deposits in U.S.$ with original maturities of three months or less (annual average interest rates 3.95% and 0.1%)	47,822	10,003
Total cash and cash equivalents	49,945	11,202
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	299	321
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$50,357	$11,636

NOTE 4 – SHORT TERM DEPOSITS

	December 31,
(in thousands)	2022	2021

Bank deposits in U.S.$ (annual average interest rates 0.3% and 0.6%)	$299	$10,004

NOTE 5 – PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
(in thousands)	2022	2021

Prepaid expenses	$1,439	$1,112
Tax authorities	522	1,073
Others	125	127
	$2,086	$2,312

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	December 31,
(in thousands)	2022	2021

Cost:
Laboratory equipment	$2,851	$1,891
Computers	276	256
Office furniture & equipment	249	192
Leasehold improvements	8,606	1,521
Total cost	11,982	3,860
Accumulated depreciation:
Laboratory equipment	1,432	960
Computers	203	138
Office furniture & equipment	28	15
Leasehold improvements	444	217
Total accumulated depreciation	2,107	1,330
Depreciated cost	$9,875	$2,530

For the years ended December 31, 2022, 2021 and 2020, depreciation expenses were $777 thousand, $546 thousand and $286 thousand, respectively.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – OTHER ASSETS

	December 31,
(in thousands)	2022	2021

Restricted cash	$299	$321
Long Term Deposit	8	3
Long-term prepaid expenses	105	161
Right-of-Use assets, net	5,025	5,689
	$5,437	$6,174

NOTE 8 – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
(in thousands)	2022	2021

Vacation, convalescence and employees’ bonus accruals	$759	$1,068
Employees and payroll related	539	519
Short term operating lease liabilities	653	617
Accrued expenses and other	2,708	1,636
	$4,659	$3,840

NOTE 9 – LEASES

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

The Company’s operating leases are as follows:

In September 2019, the Company entered into a 24 month lease agreement for approximately 55 square meters of office and research lab space at the BioPark Building, Hadassah Ein-Kerem Campus in Jerusalem, Israel. The Company exercised an extension option under this lease and extended the term of the lease by an additional 24 months, which commenced on September 1, 2021.

In July 2018, the Company entered into a lease agreement for offices, laboratory and parking spaces at the Science Park in Nes Ziona, Israel for approximately 420 square meters of space. The lease for this space expires on August 31, 2023 at which time the Company may extend the lease for an additional 60-month period.

In October 2020, the Company entered into an additional lease agreement for approximately 421 square meters of space in Nes Ziona, Israel. The lease for this space expires on September 30, 2025 at which time the Company may extend the lease for an additional 33-month period.

On July 29, 2021, the Company entered into an amendment to its lease agreement in Nes Ziona, which added an additional 455 square meters of office space to the existing leased space. The lease for the additional 455 square meters is for a period of 63 months, which commenced on August 1, 2021. The lease expires on October 31, 2026 with an option to extend the lease for an additional 22 months.

Upon entering into the Jerusalem and the Nes Ziona lease agreements, and the amendment to the Nes Ziona lease agreement, the Company was not reasonably certain that it would exercise the extension options contained therein and therefore did not include the options in the determination of the total lease terms of the leases for accounting purposes.

On September 19, 2021, the Company entered into a lease agreement for a manufacturing plant space for the purpose of manufacturing AllocetraTM to support ongoing clinical trials in Yavne Israel, for a period of 60 months that commenced on September 19, 2021. The Company completed construction on the manufacturing plant in the fourth quarter of 2022. The lease expires on September 18, 2026 with options for two successive 60-month extensions. Upon entering into the plant space lease agreement, the Company estimated that it would exercise the first extension option and therefore included one option term in the determination of the total lease term for accounting purposes. In September 2022, the Company’s management decided to postpone the use of the manufacturing plant for an approximate period of three years and to offer lease and supporting services of the leased space to potential clients during this three-year period. The Company’s initial estimation regarding the exercise of the first extension option has not changed.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 the Company was a party to seven vehicle lease agreements. All vehicle lease agreements are for 36 months periods.

	Year ended December 31,
(in thousands)	2022	2021	2020

The components of lease expense were as follows:
Operating leases expenses	$1,037	$698	$243

Cash flow information related to operating leases:
Cash used in operating activities	$875	$449	$223

Non-cash activity - Right of use assets obtained in exchange for new operating lease liabilities	$179	$5,446	$398

	December 31,
(in thousands)	2022	2021
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$6,445	$6,329
Accumulated amortization	1,420	640
Operating lease Right-of-Use assets, net	$5,025	$5,689
Lease liabilities – current - Accounts payable and accrued liabilities	$653	$617
Lease liabilities – noncurrent	4,194	5,389
Total operating lease liabilities	$4,847	$6,006
Weighted average remaining lease term in years	7.6	8.6
Weighted average annual discount rate	3.4%	3.6%

Maturities of undiscounted operating lease liabilities as of December 31, 2022, were as follows:

(in thousands)

2023	$788
2024	681
2025	703
2026	607
2027 and onwards	2,752
Total undiscounted lease liability	5,531
Less: Imputed interest	(684)
Present value of lease liabilities	$4,847

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

a)	Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the IIA), computed on the basis of proceeds from the sale or license of products for development supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the U.S. dollar) received by the Company plus annual interest at a LIBOR-based rate.

The aggregate contingent obligation payable by the Company to the State of Israel as of December 31, 2022 was approximately $9.2 million, which represented the gross amount of grants received by the Company from the IIA, including accrued interest as of December 31, 2022. As of December 31, 2022, the Company had not paid any royalties to the IIA.

In January 2022, the Company submitted a new grant application to the IIA to approve an expenditure of $4.8 million for its clinical development program for the prevention of cytokine storms and organ dysfunction associated with sepsis for a period that commenced January 1, 2022 and ended December 31, 2022 (the “2022 Sepsis Grant Application”). In May 2022 The IIA approved the 2022 Sepsis Grant Application of $1 million, for expenses associated with the ongoing sepsis clinical Phase II trial.

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

b)	Executive Chairman Agreement

On September 7, 2018 the Company entered into an agreement with its Executive Chairman. Pursuant to the agreement, upon termination of the Chairman’s board service, under certain conditions defined in the agreement, the Executive Chairman will be entitled to receive an amount of up to three times his then annual base retainer plus the value of accrued benefits. As of December 31, 2022, no termination liability was accrued or paid.

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

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes that there were no claims or actions pending against the Company at December 31, 2022 which will have, individually or in the aggregate, a material adverse effect on the Company’s business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY

a)	Ordinary shares confer upon their holders the right to participate and vote in general shareholders’ meetings, to share in the distribution of dividends if declared by the Company and the right to receive assets of the Company upon its liquidation.

b)	On December 30, 2022 the Company entered into an agreement (the “ATM Agreement”), with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which the Company may elect to sell, but is not obligated to sell, Ordinary Shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. The offer and sale of Ordinary Shares by the Company under the ATM Agreement may be made in transactions that will be deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the Ordinary Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Company has agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of Ordinary Shares under the ATM Agreement. The Company capitalized legal, accounting and other third-party fees that are directly associated with the offering of $137 as of December 31, 2022 as current deferred costs.

c)	On February 9, 2021, the Company entered into an amended and restated underwriting agreement (the “February 2021 Underwriting Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”) with respect to the offer, issuance and sale (the “February 2021 Offering”) of an aggregate of 2,296,107 Ordinary Shares, together with an option granted to Wainwright to purchase up to 344,416 additional Ordinary Shares. The Ordinary Shares were offered to the public at a price of $20 per share.

The February 2021 Offering closed on February 12, 2021, on which date the Company completed the issuance of 2,296,107 Ordinary Shares to Wainwright at a price, including the underwriting discount but before other associated fees, of $18.60 per ordinary share, as set forth in the February 2021 Underwriting Agreement.

On February 17, 2021, Wainwright exercised in part its option to purchase additional Ordinary Shares and purchased 268,205 Ordinary Shares at a price, including the underwriting discount but before other associated fees, of $18.60 per share, as set forth in the February 2021 Underwriting Agreement.

In accordance with the February 2021 Underwriting Agreement, the Company paid Wainwright underwriting discounts and commissions equal to 7% of the gross proceeds received by the Company from the sale of the Ordinary Shares in the February 2021 Offering, as well as a management fee equal to 1% of the gross proceeds received by the Company from the sale of the Ordinary Shares in the February 2021 Offering. In addition, the Company issued to Wainwright 179,501 warrants to purchase Ordinary Shares of the Company. The Company has also paid Wainwright approximately $126,000 for various expenses.

The net proceeds from the February 2021 Offering were $47,023 thousand after deducting Wainwright’s fees and other expenses relating to the February 2021 Offering.

d)	On October 22, 2020, the Company entered into an at the market offering agreement (the “Former ATM Agreement”), with Wainwright pursuant to which the Company was able, from time to time and at the Company’s option, to issue and sell Ordinary Shares having an aggregate offering price of up to $25 million through Wainwright as sales agent, subject to certain terms and conditions. The Company terminated the Former ATM Agreement on December 19, 2022. Between February 5, 2021 and February 9, 2021, the Company received gross proceeds of $6,339,000 from the sale of 284,317 Ordinary Shares under the Former ATM Agreement at an average gross price per share of $22.29. Issuance expenses totaled $192 thousand.

The Company sold an aggregate of 476,983 Ordinary Shares under the Former ATM Agreement, resulting in a gross aggregate offering price of $8,557,000 at a gross average price per share of $17.94.

e)	On March 5, 2020, the Company completed a registered offering pursuant to which certain investors purchased 2,093,750 Ordinary Shares and 2,093,750 warrants to purchase Ordinary Shares at a combined offering price of $8 per ordinary share and associated warrant. Net proceeds from this offering were $15,238 thousand after deducting offering expenses. In conjunction with this offering, the Company also issued to the placement agent warrants to purchase up to 146,563 Ordinary Shares of the Company.

f)	On February 26, 2020, the Company completed a registered offering of Ordinary Shares pursuant to which certain investors purchased 1,000,000 Ordinary Shares at a price of $8 per share. Net proceeds from this offering were approximately $7,218 thousand after deducting offering expenses. In conjunction with this offering, the Company issued to the placement agent warrants to purchase up to 70,000 Ordinary Shares.

g)	Each of the Company’s warrants entitles the holder to exercise such warrant for one ordinary share and does not confer upon such holder any rights as an ordinary shareholder until such holder exercises such holder’s warrants and acquires the Ordinary Shares.

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

The following table contains additional information concerning warrants activity for the years 2022 and 2021:

	For the year ended December 31,
	2022		2021
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at beginning of the year	704,355	$13.18	1,407,683	$12.33
Issued	-	$-	179,501	$25.00
Forfeited and expired	(502,104)	$9.09	(27,016)	$180.00
Exercised	-	$-	(855,813)	$9.00
Outstanding and exercisable at year-end	202,251	$23.31	704,355	$13.18

Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for warrants outstanding at December 31, 2022:

Exercise Price	Number of warrants Outstanding	Remaining Contractual Life (in years)
$10	22,750	2.15
$25	179,501	3.11
	202,251

NOTE 12 – SHARE-BASED COMPENSATION

a)	Equity Incentive Plan – general

In June 2019, the Company adopted the Global Share Incentive Plan (2019) (the “2019 Plan”). On May 28, 2021, the Board approved an increase in the number of Ordinary Shares authorized for issuance under the 2019 Plan to employees, directors and consultants from 2,350,704 to 4,150,704, of which 635,594 shares were available for future grant as of December 31, 2022.

Options granted under the 2019 Plan generally expire after ten years from the date of grant. Upon termination of the holder’s employment or other relationship with the Company, restricted shares/options cease vesting, unvested shares/options forfeit. Underlying shares that are canceled or not exercised or forfeited become available for future grant.

b)	Stock option information

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions during the periods indicated:

	Year ended December 31,
	2022	2021	2020
Weighted Average Risk-free interest rate	3.41%	0.82%	0.46%
Dividend yield	-	-	-
Weighted Average Volatility factor	91.62%	91.57%	76.32%
Weighted Average Expected life of the options	5	5	6

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table contains additional information concerning options granted under the existing stock-option plan:

	For the year ended December 31,
	2022		2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	2,142,547	$6.02	1,884,420	$5.52	1,625,042	$5.72
Granted	860,492	$5.49	345,500	$12.14	360,500	$4.46
Forfeited and expired	(40,730)	$6.42	(48,242)	$33.11	(63,376)	$6.26
Exercised	(22,875)	$6.49	(39,131)	$2.89	(37,746)	$2.69
Outstanding at end of the year	2,939,434	$5.85	2,142,547	$6.02	1,884,420	$5.52
Exercisable at end of the year	1,953,429	$5.55	1,613,465	$4.90	1,283,193	$5.15

Following is a summary of changes in nonvested shares granted:

	For the year ended December 31,
	2022		2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	529,082	$8.69	601,227	$5.93	526,351	$7.03
Granted	860,492	$5.49	345,500	$12.14	360,500	$3.86
Vested during the year	(370,839)	$7.14	(385,798)	$7.39	(249,965)	$6.07
Forfeited during the year	(32,730)	$6.43	(31,847)	$6.75	(35,659)	$6.24
Balance at end of the year	986,005	$6.46	529,082	$8.69	601,227	$5.93

The weighted-average fair values at grant date of options granted during the years ended December 31, 2022, 2021 and 2020 were $5.49, $6.23 and $2.93 respectively.

The total unrecognized estimated compensation cost related to non-vested stock options granted until December 31, 2022 was $2,746, which is expected to be recognized over a weighted average period of 1.61 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for options outstanding at December 31, 2022:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$2.69	649,883	2.42	$811	649,883
$3.66	250,000	7.34	69	222,222
$4.68	52,250	7.25	-	27,375
$5.34	216,200	9.25	-	-
$5.34	445,792	9.88	-	69,264
$5.96	150,000	9.88		-
$6.22	634,177	4.5	-	634,177
$8.19	150,000	6.88	-	112,500
$8.23	20,000	8.88	-	5,000
$8.30	3,750	8.6	-	3,750
$9.02	40,500	7.88	-	20,250
$10.12	12,126	5.93	-	12,126
$12.21	1,816	6.24	-	1,816
$12.23	250,000	8.41	-	152,778
$14.00	60,500	8.32	-	40,333
$21.40	1,940	6.57	-	1,455
$90.16	500	1.92	-	500
	2,939,434		$880	1,953,429

The total intrinsic value of options exercised during 2022 was $0.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d)	The following table contains information concerning restricted stock units granted under the existing equity incentive plans:

	For the year ended December 31,
	2022		2021
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	229,331	$10.08	-	$-
Granted	-	$-	236,706	$10.22
Vested	(67,458)	$9.91	-	$-
Forfeited	(4,313)	$14.67	(7,375)	$14.67
Nonvested at end of period	157,560	$10.02	229,331	$10.08

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price, if no sales were reported). During the years ended December 31, 2022 and 2021, the Company recognized $744 thousand and $1,024, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of December 31, 2022 was $516 thousand, which is expected to be recognized over a weighted average period of 1.16 years.

e)	The following table summarizes share-based compensation expenses related to grants under the 2019 Plan included in the statements of operations:

	Year ended December 31,
(in thousands)	2022	2021	2020
Research & development	$876	$1,210	$401
General & administrative	1,836	1,704	269
Total	$2,712	$2,914	$670

NOTE 13 – TAXES ON INCOME

a.	The Israeli corporate tax rate is 23%.

b.	The Company has not paid income taxes since its incorporation. Tax assessments through the year ended December 31, 2017 are deemed to be final.

c.	The Parent and its subsidiaries are taxed separately.

The Company measures its results for tax purposes in nominal terms in NIS based on financial reporting under Israeli accounting principles, therefore, there are differences between the Company’s taxable income (loss) and income (loss) reflected in these financial statements.

The Parent has loss carry-forwards amounting to approximately $42 million deductible only against sale of assets and/or activities in connection with income generated from its clinical development programs prior to the Company’s merger transaction in March 2019, upon consummation of which Enlivex Therapeutics R&D Ltd. became a wholly owned subsidiary of the Company, and the Company changed its name from Bioblast Pharma Ltd. to Enlivex Therapeutics Ltd. As of December 31, 2022, the Parent had additional losses carry-forward amounting to approximately $14.5 million, deductible from future taxable income.

As of December 31, 2022, Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd. had losses carry-forward amounting to approximately $46 and $0.5 million, respectively, deductible from future taxable income.

These losses carry-forward have no expiration date.

d.	The components of the provision for income taxes are as follows:

Year ended December 31,
(in thousands)	2022	2021	2020
Current tax	$-	$-	$-
Deferred tax	-	-	-
Provision for income taxes, net	$-	$-	$-

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e.	A reconciliation between the Company’s effective tax rate and the statutory rate are as follows:

	Year ended December 31,
	2022	2021	2020
Statutory tax rate	23%	23%	23%
Permanent differences	(4)%	7%	5%
Change in valuation allowance	(19)%	(30)%	(28)%
Effective tax rate	-	-	-

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

As of December 31, 2022, the Company had provided a full valuation allowance in respect of deferred tax assets. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized for the foreseeable future.

Components of the Company’s deferred tax liabilities and assets are as follows:

	Year ended December 31,
(in thousands)	2022	2021
Tax assets in respect of:
Accrued employees’ and directors’ compensation	$213	$308
Stock based compensation	1,365	746
Research and development expenses	3,486	2,527
Fixed assets	185	-
Net loss carryforward	23,693	22,444
Total deferred tax assets	28,942	26,025
Less - valuation allowance	(28,942)	(26,025)
Deferred tax assets	$-	$-

NOTE 14 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party’s balances and transactions excluding compensation of members of management and the Board, were as follows:

a)	Reported in the accompanying consolidated balance sheets -

(in thousands)	December 31,
	2022	2021

Current Liabilities - Accounts payable trade	$113	$275
Current Liabilities - Accrued expenses	$99	$115

b)	Related parties’ transactions

On May 12, 2019, the Company entered into a research agreement with its Chief Scientific & Medical Officer under which the executive officer undertook to perform a patients’ study according to the terms defined in the agreement. The agreement will terminate upon the completion of the study according to the study protocol and the submission of all reports and other documentation, or if earlier, upon termination by any of the parties pursuant to the terms of the agreement. In the event of early termination for any reason, the Company shall pay the executive officer the following payments: (i) the agreed remuneration for work performed in accordance with the agreement until the date of termination; and (ii) in the event that the termination is not due to a breach of the agreement by the executive officer, the Company shall reimburse the executive officer for all documented expenses arising from non-cancellable commitments incurred prior to such termination. In consideration for the executive officer’s fulfilment of his obligations, the Company has agreed to pay a fixed price for each of the activities performed as defined in the agreement. Total Research and development expenses related to this agreement and included in the Company’s consolidated statement of operations for the years ended December 31, 2022, 2021 and 2020 were $1,322 thousand, $1,331 thousand and $522 thousand.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – FAIR VALUE MEASUREMENT

The Company’s financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2022 and 2021:

	December 31, 2022
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$49,945	$49,945	$-	$-
Short term deposits	299	299	-	-
Restricted cash	412	412	-	-
Total financial assets	$50,656	$50,656	$-	$-

	December 31, 2021
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$11,202	$11,202	$-	$-
Short term deposits	10,004	10,004	-	-
Marketable securities	62,924	62,924	-	-
Restricted cash	434	434	-	-
Total financial assets	$84,564	$84,564	$-	$-

NOTE 16 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Research and development expenses – net

	Year ended December 31,
(in thousands)	2022	2021	2020
Payroll and related expenses	$6,371	$5,054	$3,183
Research and development services	8,264	4,557	2,438
Materials	2,044	1,505	612
Share Based Compensation	876	1,210	401
Depreciation	740	546	273
Other	1,605	1,029	394
	19,900	13,901	7,301
Israel Innovation Authority participation in research and development costs and royalties payable	(1,207)	(1,020)	(1,215)
	$ 18,693,	$12,881	$6,086

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	General and administrative expenses

	Year ended December 31,
(in thousands)	2022	2021	2020
Payroll expenses	$1,289	$1,138	$737
Compensation to directors	681	1,168	862
Professional fees	1,294	1,080	995
Office maintenance and office expenses	402	167	97
Insurance	895	783	486
Share Based Compensation	1,836	1,704	269
Other	707	367	253
	$7,104	$6,407	$3,699

c.	Other income (expenses), net

	Year ended December 31,
(in thousands)	2022	2021	2020
Interest income	$835	$120	$225
(Loss) income related to marketable securities	(1,983)	5,590	-
Exchange differences, net	(4,101)	(562)	(2,258)
Bank commissions and other expenses	(14)	(328)	(6)
	$(5,263)	$4,820	$(2,039)

NOTE 17 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following events necessitated disclosure:

1.	In February 2023, the Board approved the payment of bonuses for 2022 in the following manner: (i) up to an aggregate of $410,000, representing 5% of the aggregate 2022 base salaries, will be paid in cash, and (ii)and an aggregate of $616,000, representing 7.5% of the aggregate 2022 base salaries, will be paid in either cash or via a formula that converts the cash bonus to restricted stock units, to be determined by the Board 75 days prior to the annual general meeting of shareholders of the Company to be held in 2023, based on the Company’s cash balance and the market conditions at such time. The Company accrued for the $410,000 cash bonus as of December 31, 2022.

2.	In February 2023 the Board approved an increase in the number of shares reserved for issuance under the 2019 Plan by 878,000 Ordinary Shares.

3.	During the first quarter of 2023 the Company issued 110,115 Ordinary Shares under the ATM Agreement, see Note 11(b) above for further information on the ATM Agreement.