Form 20-F
period 2023-12-31
Enlivex Therapeutics Ltd.
filed 2024-04-30
CIK 1596812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____

For the transition period from ____ to ____

Commission file number 001-36578

Enlivex Therapeutics Ltd.

(Exact name of Registrant as specified in its charter)

State of Israel

(Jurisdiction of incorporation or organization)

14 Einstein Street, Ness Ziona, Israel 7403618

(Address of principal executive offices)

Mr. Oren Hershkovitz

Tel: +972.2.6208072
Email: Oren@enlivexpharm.com
Facsimile: +972.2.6208070

14 Einstein Street, Ness Ziona, Israel 7403618

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.40 per share	ENLV	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

18,598,555 ordinary shares, par value NIS 0.40 per share, as of December 31, 2023

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

Large accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☒	Emerging growth company	☐

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

Yes ☐     No ☒

i

INTRODUCTION

Business Description of Enlivex

Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (including its consolidated subsidiaries, “Enlivex”, “we”, “us”, “our” or the “Company”), is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents.

Macrophages are tissue-resident or infiltrating immune cells critical for innate immunity, normal tissue development, and repair of damaged tissue. Macrophages’ function is a result of their original designation, their local micro-environment, and the type of metabolites, substances, or pathogens to which they are exposed. Reprogrammed out of their homeostatic state, macrophages contribute to the pathophysiology of multiple inflammatory diseases, including sepsis, osteoarthritis and other inflammatory disorders.

We believe the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway affecting macrophages activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on two clinical program verticals as its main inflammatory and autoimmune indications: sepsis and osteoarthritis (the “Indications”). Additionally, the Company is seeking external collaborations or out-licensing opportunities for the development of Allocetra™ as a next-generation solid cancer immunotherapy. The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across the Indications, and effective reprogramming of these negative-reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution for the Indications, some of which are considered “unmet medical needs.” All planned and expected timelines for execution of the clinical trials in the Indications are subject to certain risks and uncertainties. For further discussion of risks and uncertainties related to our clinical trial in the Indications please see Item 3.D. “Risk Factors” below.

Strategic Reprioritization Plan

In September 2023, we announced a strategic reprioritization plan, pursuant to which we determined to increase our existing focus on inflammatory and autoimmune indications. As part of the strategic reprioritization plan, in addition to the ongoing Phase II trial of AllocetraTM in patients with sepsis, we initiated a clinical program in osteoarthritis, which is a degenerative disease with low grade inflammation and an indication with a substantial unmet medical need that potentially represents a multibillion commercial market.

Pursuant to the strategic reprioritization plan, and in light of the new guidelines and regulatory initiatives set by the U.S. Food and Drug Administration (the “FDA”) for drug development in oncology, which may result in longer clinical development cycles as foundations for regulatory approvals, the Company ceased the internal clinical development of its various oncology indications and plans to seek external collaborations or out-licensing opportunities for the development of Allocetra™ as a next-generation solid cancer immunotherapy.

As a result of the Company’s reprioritization of its clinical indications and focus on the inflammatory and auto-immune verticals, the Company reduced its workforce by approximately 50%. The workforce reduction and the savings associated with the reclassification of the oncology indications as candidates for external collaborations or out-licensing opportunities in lieu of internal development are expected to result in a substantial extension of the Company’s cash runway through the end of 2025. The revised, extended cash runway is expected to support the timeline for the topline data readouts of the end-stage knee osteoarthritis Phase I/II trial as well as the randomized, controlled Phase II clinical trial in osteoarthritis.

Sepsis: Topline Results of Phase II Trial Evaluating Allocetra™ in Patients with Sepsis

In 2021, we initiated a placebo-controlled, randomized, dose-finding, multi-center, Phase II trial evaluating liquid Allocetra™ in patients with pneumonia-associated sepsis. During 2022, we amended the protocol of this clinical trial to treat newly recruited patients with frozen formulation Allocetra™ and expand the study population to include patients whose septic condition stemmed from biliary, urinary tract or peritoneal infections. An additional amendment to the study protocol was filed in the second quarter of 2023, to include an increase in the patients’ sequential organ failure assessment (“SOFA”) score range, effectively allowing recruitment of patients with higher levels of sepsis severity, and a change to two cohorts (treatment and placebo) in lieu of the four-cohort structure previously contemplated. The first patient was dosed under the amended protocol during the second quarter of 2023, and, in December 2023, we completed enrollment of all 120 patients in the trial.

In April 2024, we announced the 28-day topline data from the Phase II trial evaluating AllocetraTM in patients with sepsis. Stand-alone analysis1 of the AllocetraTM-treated patients, of which 78% had septic shock and 58% had invasive ventilation at screening, demonstrated substantial reductions in SOFA scores and a 65% reduction in overall mortality rate as compared with expected mortality based on real-world data and recent sizeable clinical studies in sepsis. By day 28, the analysis showed 90% reductions of SOFA scores for sepsis patients whose infection source was urinary tract, 68% for patients whose infection source was community-acquired pneumonia, and 36% for patients whose infection source was an internal abdominal infection. Relative analysis demonstrates a potential indication of effect of Allocetra™, as compared with placebo, in the high-risk severe sepsis patient population originating from urinary tract infections (“High-Risk UTI”). Up to an estimated 31% of sepsis cases start as urinary tract infections, representing up to 9.8 million cases and up to 1.6 million deaths annually worldwide (G. Bonkat et. al. 2018), which represents a substantial potential market opportunity for Allocetra™. We intend to consider a potential follow-on, randomized, controlled study of a solely High-Risk UTI sepsis population upon reviewing the totality of the data.

The study was designed for patients to be randomized with equal degree of SOFA scores across treatment and placebo groups. The randomization resulted in the Allocetra™-treated cohorts having 20% higher frequency of septic shock and 35% higher frequency of invasive ventilation prior to treatment, as compared with the control group. Both of these patient attributes are associated with a significantly higher degree of difficulty of treatment and higher mortality rates. These imbalances made it challenging to deduce the relative effect in other patient subgroups.

Finally, stand-alone and placebo-compared analysis across all sepsis patient subgroups and risk categories demonstrated acceptable safety and tolerability profile of Allocetra™ IV infusions.

For additional information on the topline results of our Phase II sepsis trial, see Item 4.B. “Information on the Company—Business Overview.”

Our Phase II sepsis trial is supported by previously reported positive results from a Phase Ib trial that demonstrated AllocetraTM’s favorable safety profile and showed vastly improved clinical outcomes, including SOFA scores, duration of hospitalization, and mortality in Allocetra-treated sepsis patients compared to a group of matched historical controls who received standard-of-care therapy. Sepsis is a life-threatening disease with no therapies approved by the FDA and a high unmet medical need. According to the U.S. Centers for Disease Control and Prevention (the “CDC”), each year, at least 1.7 million adults in the United States develop sepsis, with approximately 270,000 dying of the disease.

[1]	Analysis of modified intent-to-treat (mITT) population for all patients who were randomized, received the high dose of AllocetraTM or placebo, had a screening total SOFA score >= 5 points above pre-admission total SOFA score, had at least one post-baseline total SOFA score, and determined as eligible by an adjudication committee.

Knee Osteoarthritis: First End-Stage Patient Dosed and Initiation of Randomized Controlled Phase I/II Study Clinical Trials

During 2023, we reprioritized our clinical program and initiated a clinical program in osteoarthritis, which is the most common chronic degenerative joint disease characterized by cartilage degradation, low grade inflammation, pain and disability. Osteoarthritis is an indication with a substantial unmet medical need that potentially represents a multibillion commercial market.

In the third quarter of 2023, we announced the dosing of the first patient with a direct injection of AllocetraTM to the knee in a Phase I/II investigator-initiated clinical trial evaluating the safety and initial efficacy of AllocetraTM in end-stage knee osteoarthritis patients indicated for knee replacement surgery. In January 2024, following our receipt of regulatory approval from the Israeli Ministry of Health (“IMOH”), we initiated a Company-sponsored multi-country, double-blind, randomized, placebo-controlled Phase I/II trial to evaluate the efficacy, safety and tolerability of Allocetra™ following injections into the target knee joint of up to 160 moderately to severely symptomatic osteoarthritis patients. In April 2024, we announced that the Danish Medicines Agency authorized the expansion of this trial into Denmark, as well as the dosing of the first two patients in the trial. This Phase I/II multi-center trial is composed of two stages. The first stage is a safety run-in, open-label dose escalation phase to characterize the safety and tolerability of Allocetra™ injections to the target knee in order to identify the dose and injection regimen for the second, randomized stage. The second stage is a double-blind, randomized, placebo-controlled stage, which we expect to initiate following the completion of the safety run-in stage and confirmation by the safety and tolerability independent Data and Safety Monitoring Board. In addition to evaluating safety, the blinded randomized stage is statistically-powered to assess the efficacy of Allocetra™ injections into the knee. We expect that the primary measurements will evaluate joint-pain and joint-function compared to placebo at three months, six months and 12 months. We are targeting to receive the topline readout from the randomized stage of the study by the third quarter of 2025.

The initiation of the clinical program in osteoarthritis followed preclinical evidence of the potential applicability of Allocetra’sTM mechanism of action to resolve chronic low-grade inflammation of joints afflicted with osteoarthritis, as well as a substantial recovery in a case of a 70-year old patient who suffered for many years from vanishing bone disease (Gorham-Stout syndrome). Despite exhaustive therapeutic attempts, the patient’s disease remained refractory to treatment, requiring extended hospitalization for a duration of nine months prior to compassionate treatment with AllocetraTM to the shoulder joint. Following five intra-articular AllocetraTM injections, substantial improvement was documented in multiple clinical parameters, and the patient was successfully discharged from the hospital. At a two-year follow-up, the improvement in the afflicted shoulder was maintained, and no subsequent hospital re-admissions were required.

Manufacturing Plant Update

In September 2021, we entered into a lease agreement (the “Lease Agreement”) for a 2,500 square meter property in Yavne, Israel to construct a new 1,600 square meter facility for the manufacture of Allocetra™, which was completed in the fourth quarter of 2022. As part of our strategic reprioritization plan, we determined to sell such leased manufacturing facility, together with the equipment installed by us therein (the “Equipment”), and assign the Lease Agreement.

On March 31, 2024, we entered into an agreement (the “Yavne Facility Sale Agreement”) with BioHarvest Ltd., an Israeli company (the “purchaser”), pursuant to which the purchaser agreed to acquire the Equipment and assume all of our obligations under the Lease Agreement, effective as of April 1, 2024, for an aggregate purchase price (the “Purchase Price”) payable to the Company of 13.0 million New Israeli Shekels (“NIS”) (approximately $3.5 million). The Purchase Price is payable in installments, consisting of an initial payment of NIS 4.0 million (approximately $1.08 million), which was paid on April 2, 2024, and 24 equal monthly installment payments of NIS 375,000 (approximately $102,000), commencing on April 1, 2024. Pursuant to the Yavne Facility Sale Agreement, title to the Equipment will transfer to the purchaser only upon full payment of the total Purchase Price, but risk of loss to the Equipment passed to the purchaser on April 1, 2024. Subject to certain conditions, the purchaser may, in its sole discretion, prior to October 1, 2025, prepay (i) all of the remaining outstanding Purchase Price at a 4% discount, or (ii) a portion of the remaining outstanding Purchase Price, in an amount of not less than NIS 4.0 million (approximately $1.08 million), at a 2% discount, in which case, the Purchase Price remaining outstanding thereafter shall continue to be paid in monthly instalments of NIS 375,000 each (approximately $102,000).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to:

●	our expectations regarding the timing of clinical trials with respect to Allocetra™;

●	the continued listing of our ordinary shares on Nasdaq;

●	our expectations regarding the progress of our clinical trials, including the duration, cost and whether such trials will be conducted at all;

●	our intention to successfully complete clinical trials in order to be in a position to submit applications for accelerated regulatory paths in the EU and the United States;

●	the possibility that we will apply in the future for regulatory approval for our current and any future product candidates we may develop, and the costs and timing of such regulatory approvals;

●	the likelihood of regulatory approvals for any product candidate we may develop;

●	the timing, cost or other aspects of the commercial launch of any product candidate we may develop, including the possibility that we will build a commercial infrastructure to support commercialization of our current and any future product candidates we may develop;

●	future sales of our product candidates or any other future products or product candidates;

●	our ability to achieve favorable pricing for our product candidates;

●	the potential for our product candidates to receive orphan drug designations;

●	that any product candidate we develop potentially offers effective solutions for various diseases;

●	whether we will develop any future product candidates internally or through strategic partnerships;

v

●	our expectations regarding the manufacturing and supply of any product candidate for use in our clinical trials, and the commercial supply of those product candidates;

●	third-party payer reimbursement for our current or any future product candidates;

●	our estimates regarding anticipated expenses, capital requirements and our needs for substantial additional financing;

●	patient market sizes and market adoption of our current or any future product candidates by physicians and patients;

●	completion and receiving favorable results of clinical trials for our product candidates;

●	protection of our intellectual property, including issuance of patents to us by the United States Patent and Trademark Office (the “USPTO”), and other governmental patent agencies;

●	our intention to pursue marketing and orphan drug exclusivity periods that are available to us under regulatory provisions in certain countries;

●	the development and approval of the use of our current or any future product candidates for the Indications;

●	our expectations regarding commercial and pre-commercial activities;

●	our expectations regarding licensing, acquisitions, and strategic operations;

●	our liquidity; and

●	the impact of the economic, public health, political and security situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for AllocetraTM and any future product candidates.

In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “hope,” “targets,” “potential,” “goal” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those suggested in such forward-looking statements. These statements are current only as of the date of this Annual Report on Form 20-F and are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from those suggested in the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this Annual Report on Form 20-F would not be interpreted differently in light of additional research, clinical and preclinical trials results. The forward-looking statements contained in this Annual Report on Form 20-F are subject to risks and uncertainties, including those discussed in Item 3.D. “Risk Factors” and in our other filings with the Securities and Exchange Commission (the “SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we do not intend to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D. “Risk Factors.” These risks include, but are not limited to the following:

●	We are a clinical-stage macrophage reprogramming immunotherapy company with a history of operating losses; we expect to incur additional losses in the future and may never be profitable;

●	We have not generated any revenue from Allocetra™ or any other product candidate, and we may never be profitable;

●	We will need substantial additional capital in the future; if additional capital is not available, we will have to delay, reduce or cease operations;

●	We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of our product candidates; if we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize any of our product candidates;

●	Our business, operating results and growth may be adversely affected by current or future unfavorable economic and market conditions due to geopolitical tensions and political, economic and military instability;

●	We have focused substantially all of our efforts and resources on Allocetra™, and we may not obtain regulatory approval of Allocetra™;

●	It is possible that none of our product candidates will achieve commercial success in a timely and cost-effective manner, or ever;

●	Results from our clinical trials may be negative or may not replicate the results of our preclinical trials or earlier clinical trials, which could require that we abandon development of Allocetra™, our other product candidates or any future product candidates, which will significantly impair our ability to generate revenues;

●	Our strategic reprioritization and related reduction in force may not achieve our intended outcome;
●	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons;

●	We cannot be certain that the results of our potential clinical trials, even if all endpoints are met, will support regulatory approval in any territory, of any of our product candidates for any indication;

●	Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations;

●	If we or any potential CMOs we retain in the future fail to comply with manufacturing regulations, our financial results and financial condition could be adversely affected;

●	Our product candidates may produce undesirable side effects that we may not detect in our clinical trials, which could prevent us from achieving or maintaining market acceptance of any such product candidate and could substantially increase commercialization costs or even force us to cease operations;

●	Even if Allocetra™ or any other product candidate that we may develop receives marketing approval in any territory, we will continue to face extensive regulatory requirements, and any such product may still face future development and regulatory difficulties;

●	We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products;

●	Significant disruptions of information technology systems, cyberattacks and other security breaches could compromise our proprietary and confidential information, which could harm our business and reputation;

●	If product liability lawsuits are successfully brought against us, our insurance may be inadequate;

●	We manage our business through a small number of senior executive officers;

●	We intend to rely primarily on third parties to market and sell Allocetra™ and any other product candidate;

●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and any future product candidates;

●	We depend on third parties to conduct our clinical trials;

●	The failure to obtain or maintain patents, licensing agreements and other intellectual property could impact our ability to compete effectively; and

●	We cannot predict the scope and extent of patent protection for our product candidates because the patent positions of pharmaceutical products are complex and uncertain.

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

We are a clinical-stage macrophage reprogramming immunotherapy company with a limited operating history and no currently approved products. To date, we have focused almost exclusively on developing our related product candidate, Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic stage, currently focusing on treatment of the Indications. We have funded our operations to date primarily through proceeds from private placements of ordinary shares and convertible debt. We have no saleable products and have not generated any revenue from product sales. We have incurred losses in each year since our inception in 2005. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2023 and 2022 was $29 million and $31 million, respectively. As of December 31, 2023, we had an accumulated deficit of approximately $112.1 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs.

We expect to continue to incur significant research and development expenses in the future as we continue the advancement of our clinical studies and as we potentially pursue additional indications. We may also incur expenses in connection with third-party studies and trials involving our product candidates or other intellectual property. In addition, if we obtain marketing approval for any of our product candidates, we will likely initially incur significant outsourced sales, marketing and manufacturing expenses, as well as continued research and development expenses. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing cell immunotherapy products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

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

Even if Allocetra™, our lead product candidate, which is currently being developed for the Indications, is approved for commercial sale for any indication, it may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without additional funding.

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

Although we have been in existence since 2005, we have a limited operating history, and our operations to date have been limited primarily to research and development, clinical trials, raising capital and recruiting scientific and management personnel. Therefore, it is difficult to evaluate our business and prospects. We have not yet commercialized or obtained regulatory approval for any product candidate. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development or commercialize our product candidates, or any future product candidates, obtain regulatory approvals or achieve market acceptance or favorable pricing for our product candidates or any future product candidates.

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

Based on our current operating plan, we anticipate that our existing resources will be sufficient to maintain our currently planned operations, including our continued product development, through the end of 2025. We will require significant additional funds to initiate and complete the FDA and the European Medicines Agency (“EMA”) approval process. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, including, without limitation, regulatory requests by the FDA or EMA, changes in our development strategy, delays in or an inability to execute our development plans, unsuccessful preclinical or clinical studies and losing our “Small and Medium Enterprise” status at the EMA, which entitles us to significant fee reductions. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital and operating expenditures associated with our anticipated clinical trials and general operations. We have no committed external sources of funds. Additional financing may not be available when we need it or on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned clinical trials or other development activities for our product candidates, which would materially and adversely affect our liquidity and results of operations.

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

We expect our long-term capital requirements to depend on many potential factors, including, among others:

●	the number of product candidates in development;

●	the duration and cost of discovery and preclinical development;

●	the regulatory path of product candidates, including our lead product candidate, Allocetra™, which is being developed for treating the Indications;

●	the results of preclinical and clinical testing, which can be unpredictable in product candidate development;

●	our ability to successfully commercialize our product candidates, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

●	the progress, success and costs of our clinical trials and research and development programs, including those associated with milestones and royalties;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our lead product candidate and addressing regulatory and other issues that may arise post-approval;

●	the breadth of the labeling, assuming that any of our product candidates are approved for commercialization by the relevant regulatory authority;

●	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidate targets;

●	the costs of enforcing our issued patents and defending intellectual property-related claims;

●	the costs of investigating patents that might block us from developing potential product candidates;

●	the costs of recruiting and retaining qualified personnel;

●	our revenue, if any; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

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

We devote substantially all of our efforts toward research and development activities. In the course of such activities, we have sustained operating losses and expect such losses to continue for the foreseeable future. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve one of our product candidates and we successfully commercialize (including out-licensing) such product candidate. Accordingly, our ability to continue operating will require us to obtain additional financing to fund our operations. According to our estimates, if we are not successful in obtaining additional capital resources, there is a substantial doubt that we will be able to continue our activities beyond the end of 2025. The perception of our inability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Our business, operating results and growth may be adversely affected by current or future unfavorable economic and market conditions due to geopolitical tensions and political, economic and military instability.

Our business depends on the economic health of the global economies. U.S. and global markets have recently experienced volatility and disruption, including as a result of the escalation of geopolitical tensions following the start of the war between Russia and Ukraine in February 2022 and the war between Israel and Hamas in October 2023. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine and Israel and Hamas, terrorism or other geopolitical events, such as political instability in Israel, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in a challenging capital raising environment, slower adoption of new technologies and increased competition, and any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F. See also “Risks Related to Israeli Law and Our Operations in Israel—Our headquarters and other significant operations are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military instability in Israel.”

 Risks Related to Our Business, Industry and Regulatory Requirements

We have focused substantially all of our efforts and resources on Allocetra™, and we may not obtain regulatory approval of Allocetra™.

We have focused substantially all of our efforts and financial resources in the research and development of Allocetra™. As a result, our business is primarily dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize Allocetra™. The process to develop, obtain regulatory approval for and commercialize Allocetra™ is long, complex and costly, and its outcome is uncertain.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs and pharmaceutical products, including biologics, are subject to extensive regulation by the FDA, the EMA and regulatory agencies in other countries. These regulations differ from jurisdiction to jurisdiction. We are not permitted to market Allocetra™, or any other product candidate, in the United States until we receive approval of a biologics license application (“BLA”) from the FDA, or in the European Union until we receive a marketing authorization application (“MAA”) from the EMA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. We have not yet obtained regulatory clearance to conduct confirmatory clinical trials that are necessary to file a BLA with the FDA or comparable applications to other regulatory authorities in other countries, nor have we received marketing approval for Allocetra™ in any country. The results of clinical trials may be unsatisfactory and, even if endpoints are successfully met, the FDA, or other regulatory authorities, may not approve our marketing application should we be in a position to file one.

Marketing approval procedures and timelines vary among countries and can involve additional product testing and additional administrative review periods. The approval process may include the risks detailed above, as well as other risks. In some countries and in specific programs, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expenses for conducting complex clinical trials. In addition, time from approval to commercialization may significantly differ between countries. In particular, in many countries outside the United States, it is required that a product receives pricing and reimbursement approval before it can be commercialized. This can result in substantial delays in such countries. If we fail to comply with regulatory requirements in the United States or international markets or to obtain and maintain required approvals or if regulatory approvals in the United States or international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

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

It is possible that none of our product candidates will achieve commercial success in a timely and cost-effective manner, or ever.

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

Our strategic reprioritization and related reduction in force may not achieve our intended outcome.

In September 2023, we announced a strategic reprioritization plan, pursuant to which we determined to increase our existing focus on inflammatory and autoimmune indications. We have taken actions to reduce certain operational and workforce expenses that are no longer deemed core to our ongoing operations in order to extend our cash runway and support the timeline for the topline data readouts of the end-stage knee osteoarthritis Phase I/II trial as well as the randomized, controlled Phase II clinical trial in osteoarthritis. These actions included the sale of the leased manufacturing facility we constructed in Yavne, Israel, inclusive of the Equipment, and the suspension of the internal clinical development of our various oncology indications. As part of this strategy, we reduced our workforce by approximately 50%.

The reduction in force may result in unintended consequences and costs, such as the loss of institutional knowledge and expertise, attrition beyond the intended number of employees, decreased morale among our remaining employees, and the risk that we may not achieve the anticipated benefits of the reduction in force. The reduction in workforce could also make it difficult for us to pursue, or prevent us from pursuing, new opportunities and initiatives due to insufficient personnel, or require us to incur additional and unanticipated costs to hire new personnel to pursue such opportunities or initiatives. The workforce reduction could also harm our reputation, making our ability to recruit skilled personnel difficult. If we are unable to realize the anticipated benefits from the reduction in force, or if we experience significant adverse consequences from the reduction in force, our business, financial condition, and results of operations may be materially adversely affected.

Additionally, the prioritization of our capital resources in accordance with our reprioritization plan may not prove successful, and we may forego the pursuit of other indications, whether through future collaborations, licenses, other similar arrangements, or otherwise, that could be more successful. Furthermore, we may undertake further similar cost-saving initiatives, which may include additional restructuring or workforce reductions. These types of cost-reduction activities can be complex and result in unintended consequences and costs, including decreased employee morale, loss of institutional knowledge and expertise and could adversely impact our business and financial condition.

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

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA or other regulatory authorities, the IRBs at the sites where such boards are overseeing a trial, or a Data and Safety Monitoring Board overseeing the clinical trial at issue or other regulatory authorities due to a number of factors, including:

●	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

●	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

●	unforeseen safety issues or lack of effectiveness; and

●	lack of adequate funding to continue the clinical trials.

Even when clinical trials are designed for patients to be randomized with comparable attributes across the treatment and placebo groups, significant imbalances in patient attributes across patient subgroups could make it challenging to analyze the efficacy of our product candidates. For example, in our Phase II trial evaluating Allocetra™ in patients with sepsis, the randomization resulted in the Allocetra™-treated cohorts having 20% higher frequency of septic shock and 35% higher frequency of invasive ventilation prior to treatment, as compared with the control group. Both of these patient attributes are associated with a significantly higher degree of difficulty of treatment and higher mortality rates. These imbalances have made it challenging to deduce the relative effect in other patient subgroups.

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

For example, in the sepsis clinical program vertical, before we can submit a marketing application, or similar regulatory application, to EMA, or other regulatory authorities, as applicable, we must complete the analysis of the results from our Phase II clinical trial, determine whether to pursue a potential follow-on, randomized, controlled study of a solely High Risk UTI sepsis population, and then must conduct pivotal Phase III clinical trials. Phase III clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing, validation or drug product quality studies and submit those data before considering or reconsidering the marketing application, or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we likely would not receive approval for Allocetra™, or any of our other product candidates, and may be forced to cease operations.

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

Even if Allocetra™ or any other product candidate that we may develop receives marketing approval, we will continue to face extensive regulatory requirements, and any such product may still face future development and regulatory difficulties. In addition, we are subject to government regulations, and we may experience delays in obtaining required regulatory approvals to market our proposed product candidates.

Even if we receive regulatory approval to market a particular product candidate, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could adversely affect us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of any approved products from the marketplace. The absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the EMA, and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

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

If any of our product candidates is approved but does not achieve an adequate level of acceptance by physicians, third-party payors and patients, we may not generate sufficient revenue from the product, and we may not become profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and any future product candidates.

We have collaboration arrangements with certain medical institutions, and we may determine to seek collaboration arrangements with pharmaceutical or biotechnology companies for the development and commercialization of our current and any future product candidates. Pursuant to the strategic reprioritization plan we adopted in September 2023, the Company ceased the internal clinical development of its various oncology indications and plans to seek external collaborations or out-licensing opportunities for the development of Allocetra™ as a next-generation solid cancer immunotherapy. We will face, to the extent that we decide to enter into future collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements. Additionally, the terms of any collaborations or other arrangements that we may establish may not be favorable to us.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements, if any, would depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. For example, we may not be able to control the amount and timing of resources that the collaboration partner devotes to the product development or marketing programs, the collaboration partner may experience financial difficulties, or we may be required to relinquish important rights such as marketing, distribution, and intellectual property rights.

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

We cannot be certain that, following a collaboration, strategic transaction or license, we will achieve the results, revenue, or specific net income that justifies such transaction.

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

Our market is subject to intense competition. If we are unable to compete effectively, Allocetra™ or any other product candidate that we may develop may be rendered uncompetitive or obsolete.

There are a number of products in development for the treatment or prevention of sepsis and osteoarthritis and the other autoimmune and inflammatory disorders that we are targeting or intend to target in the future, most of which are being developed by companies that are far larger than us, with significantly greater resources and more experience. The FDA has approved several therapies for the treatment of osteoarthritis, including a certain treatment specifically for knee osteoarthritis. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large, fully-integrated pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with our product candidates. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to Allocetra™ or any other product candidate that we may develop. Key competitive factors affecting the commercial success of Allocetra™ and any other product candidates that we may develop are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement. Furthermore, even if Allocetra™ and any other product candidates that we may develop are able to achieve these attributes, and are approved, acceptance of our products may be inhibited by the reluctance of physicians to switch from existing therapies to our products, or if physicians choose to reserve our products for use in limited circumstances.

Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining EMA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than us in obtaining EMA and other marketing approvals for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize, which may render Allocetra™ or any other product candidates that we may develop obsolete or uncompetitive before we can recover the expenses of developing and commercializing the product. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases and disorders we are targeting could render Allocetra™ or any other product candidates that we may develop, uncompetitive or obsolete. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. If Allocetra™ for the treatment of moderate to severe knee osteoarthritis is approved for commercial sale, it would face competition from existing approved treatments for knee osteoarthritis, many of which may have achieved commercial success. To compete successfully in the market for treatment of osteoarthritis, we need to disrupt currently marketed drugs, meaning that we will have to demonstrate that the relative cost, method of administration, safety, tolerability and efficacy of Allocetra™ provides a better alternative to existing and new therapies. Moreover, several companies have reported the commencement of research projects related to the treatment or prevention of sepsis and osteoarthritis. We face competition with respect to Allocetra™ for the treatment of the Indications, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major biopharmaceutical companies, specialty biopharmaceutical companies, and biotechnology companies worldwide.

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

We manage our business through a small number of senior executive officers. We depend on them even more than similarly situated companies.

Our future growth and success depends on our ability to recruit, retain, manage and motivate our senior executive officers. The loss of the services of our management personnel, including without limitation, our Executive Chairman, Shai Novik, our Chief Executive Officer, Dr. Oren Hershkovitz, or our VP Medical, Dr. Einat Galamidi, or our founder, Prof. Dror Mevorach, or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

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

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Directors and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

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

If we do not adapt to or comply with new regulations, including the SEC’s recently approved rules that require companies to provide significantly expanded climate-related disclosures in their periodic reporting (assuming the ultimate implementation of such rules following the current stay thereof), or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

Risks Related to Our Reliance on Third Parties

We may rely on third party manufacturers to manufacture our product candidates for purposes of clinical trials and commercial quantities of our product candidates, if and when approved for marketing by the applicable regulatory authorities.

With respect to the production of the starting material required for future clinical trials, we may rely either on our own manufacturing capabilities or on third-parties. We currently and in the future will rely upon blood banks and collection service facilities for the collection of starting material for the production of Allocetra™. We plan to initially rely upon hospitals, other health care providers, contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of our product candidates, if and when approved for marketing by the applicable regulatory authorities. Although we have not yet engaged any contract manufacturers or other service providers, if and when we do, our contract manufacturers and service providers must complete technology transfer, process validation for the manufacturing process and demonstrate successful manufacturing of comparable product. If our contract manufacturers and service providers, and their respective facilities, as applicable, are not approved by EMA, or other applicable regulatory authorities, our commercial supply of the product candidate will be significantly delayed and may result in significant additional costs. If we need to identify additional finished product manufacturers, we would not be able to do so without significant delay and likely significant additional cost.

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

Although we expect to do so, we may not be able to submit a marketing application seeking approval of Allocetra™ prior to the applicable patents’ expiration date, assuming all necessary patents are in fact issued. Moreover, we cannot be certain that we will be the first applicant to obtain EMA approval for any indication of our product candidates and we cannot be certain that we will be entitled to any other exclusivity with respect to the same. Such a diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition.

Our ability to protect and enforce our patents does not guarantee that we will secure the right to commercialize our patents.

A patent is a limited monopoly right conferred upon its holder, and such holder’s successors in title, in return for the making and disclosing of a new and non-obvious invention. This monopoly is of limited duration but, while in force, allows the patent holder to prevent others from making and/or using his/her invention without the patent holder’s consent. While a patent gives the holder this right to exclude others, it is not a license to commercialize the invention, where other permissions may be required for permissible commercialization to occur. Further, the invention, even if patented itself, cannot be commercialized if it infringes the valid patent rights of another party.

Others may obtain issued patents that could require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we may license, our rights would depend on maintaining our obligations under the applicable license agreement, and we may be unable to do so. The requirement to either obtain licenses or to maintain our obligations under license agreements, even if successful, could be costly for us and there is no guarantee such licenses will permit us to commercialize the underlying patents.

We may rely on trade secrets and proprietary know-how to protect our proprietary technology, which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information to any other parties. We also require our employees and consultants to disclose and assign to us their ideas, developments, discoveries and inventions. These agreements may not, however, provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our business and competitive position would be harmed.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect, and filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. As such, we may not be able to prevent third parties from duplicating our inventions, or from selling or importing products made using our inventions, in countries outside those for which we have legally obtained patent protection,. Further, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals or biologics, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. In addition, certain developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities, and could materially adversely affect our competitive advantage, business and results of operations. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

The biotechnology industry has been characterized by significant litigation and other proceedings regarding patents, patent applications, and other intellectual property rights.

The biotechnology industry has been characterized by extensive and frequent litigation regarding patents and other intellectual property rights. The situations in which we may become parties to such litigation or proceedings may include:

(i)	litigation or other proceedings we may initiate against third-parties to enforce the patent rights or other intellectual property rights;

(ii)	litigation or other proceedings we may initiate against third-parties seeking to invalidate the patents held by such third-parties or to obtain a judgment that the technology does not infringe such third-parties’ patents;

(iii)	litigation or other proceedings third-parties may initiate against us seeking to invalidate the patents or to obtain a judgment that third-party technology or products do not infringe the patents; and

(iv)	if competitors file patent applications claiming technology also claimed by, we may be forced to participate in interference or opposition proceedings to determine the priority of invention.

The costs of resolving any patent litigation, or other intellectual property proceeding, even if resolved in our favor, could be substantial. Such costs, or uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property proceedings, could materially adversely affect our competitive advantage, business and results of operations.

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

As is the case with other pharmaceutical and biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical and biotechnology industries involve both technological and legal complexity. Therefore, obtaining and enforcing related patents is costly, time-consuming and inherently uncertain. In particular, the United States has recently enacted, and is currently implementing changes in the law, including wide-ranging patent reform legislation. The U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have ruled on several patent cases in recent years, and could do so again in the future, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition, the USPTO has implemented patentability guidelines that may render the subject matter of a patent as non-patentable based on a lack of utility. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by applicable courts and legislatures in the countries in which we may pursue patent protection, including those of the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents and the interpretations of such laws could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may be unable to protect the intellectual property rights of the third parties from whom we license or may license certain of our intellectual property or with whom we have entered into other strategic relationships, which could have a material adverse effect on our business, results of operations and financial condition.

Certain of our intellectual property rights are and may in the future continue to be licensed from third parties, including universities and/or strategic partners. Such third parties may not protect the intellectual property rights that we license from them, and we may be unable to defend such intellectual property rights on our own (even if we contractually agree to manage, maintain and defend such rights) or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. There can be no assurances that we will continue to have proprietary rights to any of the intellectual property that we license from such third parties or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to such intellectual property licensed from third parties or otherwise obtained from third parties with whom we have entered into strategic relationships could have a material adverse effect on our business, results of operations and financial condition.

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

The trading price of our ordinary shares is likely to be volatile. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price of our ordinary shares:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to our product candidates;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any product liability actions or intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our Board, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;

●	developments by our licensees, if any;

●	future issuances of ordinary shares or other securities; and

●	general political, economic and market conditions, including the war between Israel and Hamas.

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

Our principal shareholders, directors and officers currently own approximately 14.09% of our outstanding ordinary shares. They will therefore be able to exert significant influence over matters submitted to our shareholders for approval.

Our principal shareholders, directors and officers beneficially own approximately 14.09% of our outstanding ordinary shares. As a result, these shareholders, if they acted together, could significantly influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Raising additional capital could result in dilution to our existing shareholders and may restrict our operations or require us to relinquish rights.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. There can be no assurance that we will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder, as defined in “Taxation — United States Federal Income Tax Consequences,” owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences (regardless of whether we continue to be characterized as a PFIC in subsequent years), including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gains, and subject to tax at the highest marginal ordinary income tax rate, a loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders, having interest charges apply to distributions by us and the proceeds of share sales, and additional reporting requirements. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. Holders to make “qualified electing fund elections,” or QEF elections, if we are classified as a PFIC, and, accordingly, such elections would not be available to U.S. Holders. See “Taxation—United States Federal Income Tax Consequences.”

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

We have never declared or paid cash dividends on our ordinary shares. We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Moreover, the Israeli Companies Law, 1999 (the “Companies Law”), imposes certain restrictions on our ability to declare and pay dividends. Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E “Additional Information—Taxation—Israeli Taxation Considerations” for more information. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our ordinary shares if the price of our ordinary shares increases beyond the price in which you originally acquired the ordinary shares.

We are a “foreign private issuer” under the Exchange Act, and our disclosure and reporting requirements are different than those of a U.S. domestic reporting company.

We are a “foreign private issuer” under the Exchange Act and the rules of the SEC promulgated thereunder. As a result, we are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers, meaning that, among other things, we are required to file our Annual Report on Form 20-F with the SEC within four months following our fiscal year end. In addition, we are not subject to quarterly financial reporting, as would be the case for a U.S. domestic reporting company; therefore, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are additionally not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material non-public information. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. If we lose our status as a foreign private issuer, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States.

As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Capital Market (the “Nasdaq Listing Rules”) for U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedures, quorum requirements, approval of compensation of officers and distribution of periodic reports. In addition, we follow our home country law instead of the Nasdaq Listing Rules that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the Company, the issuance of more than 20% of the equity in the Company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers.

Our ordinary shares are traded on more than one market, and this may result in price variations.

Our ordinary shares are traded on the Nasdaq Capital Market and the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets takes place in different currencies (U.S. dollars on Nasdaq and NIS on the TASE) and at different times, as a result of different time zones, trading days and public holidays in the United States and Israel. The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could contribute to a decrease in the trading price of our ordinary shares on Nasdaq, and a decrease in the price of our ordinary shares on Nasdaq could likewise contribute to a decrease in the trading price of our ordinary shares on the TASE.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Ness Ziona, Israel. In addition, our officers and several of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon also launched missile, rocket and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea that were thought to either be on route to Israel or to be partly owned by Israeli businessmen. In April 2024, Iran launched a series of over 300 drone and missile attacks on military and civilian targets in Israel. Iran is widely believed to be developing nuclear weapons and is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, will join the hostilities. It is currently not possible to predict the duration or severity of the ongoing conflict or its effect on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas in October 2023 and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Certain of our employees in Israel have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas and others, and such persons may be absent for an extended period of time. While we have not been materially adversely impacted to date by any absences of our personnel, our operations could be disrupted by the absence of a significant number of our employees related to their, or their spouse’s, military service or the absence for extended periods of one or more of our key employees for military service, which disruption may materially and adversely affect our business and results of operations.

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

Further, in the past, the State of Israel and Israeli companies have been subjects of economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, and airline companies may cancel or delay scheduled air travel to Israel, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and make it more difficult for us to do business and raise capital.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, growth prospects, and share price as well as our ability to raise additional funds.

Exchange rate fluctuations between the U.S. dollar, Euro and the NIS may negatively affect our earnings.

Our functional currency is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which we operate and expect to continue to operate for the foreseeable future. The functional currency of Enlivex Therapeutics R&D. Ltd., our wholly owned subsidiary formed under the laws of the State of Israel (“Enlivex R&D”) had been the NIS; however, we reassessed Enlivex R&D’s functional currency and determined that, as of September 30, 2021, the U.S. dollar became the functional currency of Enlivex R&D rather than the NIS. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the applicable balance sheet date. Because we incur expenses denominated in currencies other than the U.S. dollar, predominantly the NIS and Euro, fluctuations in exchange rates among these currencies may negatively impact our earnings, particularly if the NIS or Euro appreciates against the U.S. dollar. The average exchange rate for the year ended December 31, 2023 was $1.00 = Euro 0.94 and $1.00 = NIS 3.627.

Enlivex R&D, our primary operating subsidiary, received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

The research and development efforts of our primary operating subsidiary, Enlivex R&D, have been financed in part through royalty-bearing grants, in the aggregate amount of approximately $8.0 million, from the Israel Innovation Authority (the “IIA”), pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984), (the “Innovation Law”). As of December 31, 2023, we have not paid any royalties to the IIA and had a contingent obligation to the IIA, including interest, of $9.6 million.

Under the Innovation Law as currently in effect, we are committed to pay royalties at a rate of 3% to 5% on our sales proceeds from any products or services based on know-how funded by the IIA research and development grants Enlivex R&D received (which rates may be increased under certain circumstances) up to the total amount of grants received (which may be increased under certain circumstances), linked to the U.S. dollar and bearing interest. Until October 25, 2023, the interest was calculated at a rate based on the last published 12-month LIBOR applicable to U.S. dollar deposits. On October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR, according to which, (a) for IIA grants approved between January 1, 1999 and June 30, 2017 – the annual interest will be the interest in effect at the time of the grant approval; (b) for IIA grants approved between July 1, 2017 and December 31, 2023 – for the period prior to December 31, 2023, the interest shall be calculated based on the 12-month LIBOR applicable to U.S. dollar deposits, as published on the first trading day of each year or in an alternative publication of the Bank of Israel; and for periods as of January 1, 2024, the annual interest shall be calculated at a rate based on the 12-month secured overnight financing rate (“SOFR”), or at an alternative rate published by the Bank of Israel plus 0.71513%; and (c) for IIA grants approved on or following January 1, 2024, the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, and (ii) a fixed annual interest rate of 4%.

Regardless of any royalty payment, we are required to comply with the requirements of Innovation Law with respect to those past grants. The terms of such IIA grants and the Innovation Law restrict the transfer of IIA-funded know-how and rights related thereto, technology and products to a third party or the transfer of manufacturing or manufacturing rights of the same outside of Israel (except for the transfer of up to 10% of the manufacturing capacity in the aggregate which requires only a notice to the IIA), without the prior IIA approval. Therefore, if deemed IIA-funded, the discretionary approval of an IIA committee would be required for any such transfer to third parties outside of Israel, which could, if we receive such approvals, result in the payment of increased royalties (both increased royalty rates and increased royalties ceilings) in cases of transfer of manufacturing outside of Israel (up to one and a half times the amount of the IIA grants received, depending on the manufacturing volume performed outside Israel, plus accrued interest) and/or payment of additional amounts to the IIA in cases of transfer of IIA-funded know-how outside of Israel (calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the amount of the grants received (less paid royalties, if any, and depreciation, but no less than the total grants received), plus accrued interest).

These restrictions and requirements for payment may impair our ability to sell our IIA funded technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any such product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of IIA-funded know-how, technology or products (such as a merger or similar transaction) may be reduced by any amounts that we may be required to pay to the IIA.

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

Further, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable, even if no actual disposition of the shares has occurred.

In addition, our Amended and Restated Articles of Association do not provide for cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates, and provide that director vacancies may be filled by our Board of Directors, which may prevent shareholders from being able to fill vacancies on our Board of Directors.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development

We were originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd. (“Bioblast”). On March 26, 2019, Bioblast and Enlivex R&D (formerly known as Enlivex Therapeutics Ltd.) consummated a merger transaction whereby Enlivex R&D merged with a wholly owned subsidiary of Bioblast, with Enlivex R&D as the surviving entity in the merger (the “Merger”). As a result of the Merger, Enlivex R&D became a wholly owned subsidiary of Bioblast. In connection with the consummation of the Merger, Bioblast changed its name from “Bioblast Pharma Ltd.” to “Enlivex Therapeutics Ltd.”

Our primary operating subsidiary, Enlivex R&D, was originally incorporated in September 2005 under the laws of the State of Israel under the name Tolarex Ltd. In February 2010, Enlivex R&D changed its to Enlivex Therapeutics Ltd., and upon consummation of the Merger, to Enlivex Therapeutics R&D Ltd. In June 2021 Enlivex Therapeutics RDO Ltd. was established in Israel as a wholly owned subsidiary. Our principal executive offices are located at 14 Einstein Street, Ness Ziona, Israel 7403618 and our telephone number is: +972 26208072. Our wholly owned U.S. subsidiary, Enlivex Therapeutics Inc., incorporated in Delaware, has been appointed our agent in the United States, and its registered address is 1811 Silverside Road, Wilmington, Delaware 19810. Our website address is https://www.enlivex.com. The information contained on, or that can be accessed through, our website is not part of this Annual Report on Form 20-F. We have included our website address herein solely as an inactive textual reference. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov.

Our capital expenditures for the three years ended December 31, 2023, 2022 and 2021 were insignificant. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

4.B. Business Overview

Overview

The Company is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents.

Macrophages are tissue-resident or infiltrating immune cells critical for innate immunity, normal tissue development, and repair of damaged tissue. Macrophages’ function is a result of their original designation, their local micro-environment, and the type of metabolites, substances or pathogens to which they are exposed. Reprogrammed out of their homeostatic state, macrophages contribute to the pathophysiology of multiple inflammatory diseases, including sepsis, osteoarthritis and various inflammatory disorders.

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

The Company is focused on two clinical program verticals as its main inflammatory and autoimmune indications: sepsis and osteoarthritis (the “Indications”). Additionally, the Company is seeking external collaborations or out-licensing opportunities for the development of Allocetra™ as a next-generation solid cancer immunotherapy. The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across the Indications, and thus effective reprogramming of these negative-reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution to these Indications, some of which are considered “unmet medical needs.” All planned and expected timelines for execution of the clinical trials in the Indications are subject to certain risks and uncertainties. For further discussion of risks and uncertainties related to our clinical trial in the Indications please see Item 3.D. “Risk Factors” above.

Strategic Reprioritization Plan

In September 2023, we announced a strategic reprioritization plan, pursuant to which we determined to increase our existing focus on inflammatory and autoimmune indications. As part of the strategic reprioritization plan, in addition to the ongoing Phase II trial of AllocetraTM in patients with sepsis, the Company initiated a clinical program in osteoarthritis, which is a degenerative disease with low grade inflammation and an indication with a substantial unmet medical need that potentially represents a multibillion commercial market. Within the osteoarthritis program, the Company announced the dosing of the first patient in a Phase I/II investigator-initiated clinical trial enrolling patients with severe knee osteoarthritis who had been indicated for knee replacement surgeries and are offered to inject AllocetraTM locally into the diseased knee as a potential alternative for pain resolution and knee functionality in lieu of replacement surgery. In addition to this Phase I/II trial, following receipt of the approval of the IMOH in January 2024, we initiated a Company-sponsored multi-country, double-blind, randomized, placebo-controlled Phase I/II trial to evaluate the efficacy, safety and tolerability of Allocetra™ following injections into the target knee joint of up to 160 moderately to severely symptomatic osteoarthritis patients. In April 2024, we announced that the Danish Medicines Agency authorized the expansion of this trial into Denmark, as well as the dosing of the first two patients in the trial. This Phase I/II multi-center trial is composed of two stages. The first stage is a safety run-in, open-label dose escalation phase to characterize the safety and tolerability of Allocetra™ injections to the target knee in order to identify the dose and injection regimen for the second, randomized stage. The second stage is a double-blind, randomized, placebo-controlled stage, which we expect to initiate following the completion of the safety run-in stage and confirmation by the safety and tolerability independent Data and Safety Monitoring Board. In addition to evaluating safety, the blinded randomized stage is statistically-powered to assess the efficacy of Allocetra™ injections into the knee. We expect that the primary measurements will evaluate joint-pain and joint-function compared to placebo at three months, six months and 12 months. We are targeting to receive the topline readout from the randomized stage of the study by the third quarter of 2025 and from the Phase I/II investigator-initiated clinical trial in 12 patients with severe knee osteoarthritis who had been indicated for knee replacement surgeries by the end of the third quarter of 2024.

Pursuant to the strategic reprioritization plan, and in light of the new guidelines and regulatory initiatives set by the FDA for drug development in oncology, which may result in longer clinical development cycles as foundations for regulatory approvals, the Company ceased the internal clinical development of its various oncology indications and plans to seek external collaborations or out-licensing opportunities for the development of Allocetra™ as a next-generation solid cancer immunotherapy.

As a result of the Company’s reprioritization of its clinical indications and focus on the inflammatory and auto-immune verticals, the Company reduced its workforce by approximately 50%. The workforce reductions and the savings associated with the reclassification of the oncology indications as candidates for external collaborations or out-licensing opportunities in lieu of internal development are expected to result in a substantial extension of the Company’s cash runway through the end of 2025. The revised, extended cash runway is expected to support the timeline for the topline data readouts of the end-stage knee osteoarthritis Phase I/II trial as well as the randomized, controlled Phase II clinical trial in osteoarthritis.

Macrophage Reprogramming

When macrophages are reprogrammed by certain diseases, they may become non-homeostatic hyper-activated, pro-inflammatory or highly passive, depending on the disease and the environment in which they reside. In their aggressive modality, macrophages can cause a systemic inflammatory response in which cytokine release composition and amplitude spirals out of control. In addition, macrophages are dynamic cells with critical roles in the induction and resolution of sterile inflammation (such as inflammation that is not due to infection but rather a result of trauma, injury or other conditions) and are a fundamental characteristic in chronic inflammation. Macrophages are one of the principal drivers of both inflammation and chronicity in joint arthritis where an imbalance between hyper-inflammatory macrophages and pro-resolution macrophages plays a pivotal role in the development of inflammation and disease pathophysiology.

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

The Company believes that the only approach to handling such a multi-factorial complex situation in diseases in which one key aspect of disease severity is the negative reprogramming of macrophages is via an integrated cell-based immunotherapy that positively reprograms macrophages back into their respective homeostatic state, thereby inducing the immune system to rebalance itself to macrophage-modulated proper immune responses to disease challenges. The Company’s unique therapeutic approach is based on inducing macrophage homeostasis by infusing AllocetraTM into the patient. Once infused, the AllocetraTM cells interact with macrophages and dendritic cells via well-defined mechanisms causing a reprogramming of these negatively reprogrammed macrophages back to their homeostatic state. Using this inherent immune pathway, the Company believes that it can use Allocetra™ to shape a patient’s innate immune response to a disease.

Sepsis

The Company is developing Allocetra™ as an adjunctive immunomodulating cell therapy for avoiding organ failure caused by sepsis. The drug would be administered intravenously to the patient following the diagnosis of sepsis in addition to standard of care treatment.

Sepsis is a highly heterogeneous syndrome that is caused by an unbalanced immune host response to an infection. Sepsis was not clinically defined until the early 1990s when a group of key opinion leaders released the first consensus definition of sepsis. Sepsis has been defined as a systemic inflammatory response syndrome (“SIRS”) caused by an infection; and increasing severities have been designated as ‘severe sepsis’ (referring to sepsis and organ dysfunction) and ‘septic shock’ (referring to sepsis and refractory hypotension). In the most recent ‘Sepsis-3’ consensus definition, sepsis is defined as a life-threatening organ dysfunction that is caused by a dysregulated host response to infection, and the term “severe sepsis” has been removed. Of note, although infection is the triggering event in this definition of sepsis, the aberrant immune response often remains after successful treatment of the infection, reflected by a cytokine storm, a severe immune reaction in which the body releases too many cytokines into the blood too quickly, and which is a common mechanism driving the severity of the clinical condition of sepsis patients. Sepsis imposes a substantial global burden in terms of morbidity and mortality. Nearly all patients with severe sepsis require treatment in an intensive care unit. Sepsis, which has been identified by the World Health Organization as a global health priority, has no proven pharmacologic treatment other than appropriate antibiotic agents, fluids, and vasopressors. According to the CDC, at least 1.7 million adults in the United States develop sepsis each year, with approximately 270,000 dying of the disease. Among all sepsis cases, up to an estimated 31% are urosepsis, representing up to 9.8 million cases and up to 1.6 million deaths annually worldwide (G. Bonkat et. al; 2018). Various studies estimate that sepsis is present in 30% to 50% of hospitalizations that culminate in death (Rhee et al; 2019) Previous attempts to find a therapy for sepsis failed partially due to the parallel and complex course of biological activities that occur within a sepsis patient. For many years, a disproportionate inflammatory response to invasive infection was considered to be central to the pathogenesis of sepsis, but it is now clear that the host response is disturbed in a much more complex way, involving both sustained excessive inflammation and immune suppression, and a failure to return to normal homeostasis.

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

Figure 1A

Figure 1B

Figure 1C

Allocetra™ for the Treatment of Organ Dysfunction and Failure Associated with Sepsis

In late 2019, the Company completed its Phase Ib clinical trial of Allocetra™ in patients with severe sepsis. The Company has designed Allocetra™ to eliminate the need to find matched donors as the source of the therapeutic cells. Following regulatory approval, if obtained, the Company could manufacture Allocetra™ product inventory that could be used for additional clinical indications that require swift infusion of the product to patients. The first such indication Enlivex is targeting is prevention of cytokine storms and organ dysfunction associated with sepsis.

The aim of the Phase Ib clinical trial was to determine the safety and efficacy profile and tolerability of Allocetra™, in subjects admitted to the emergency room with sepsis. Allocetra™ (140x106 cells/kg) was administered in either a single dose to 6 patients at day 1 or in two doses to 4 additional patients at days 1 and 3, to patients admitted to the emergency room with sepsis. Patients were followed for 28 days. The study subjects were also compared to historical controls hospitalized in the intensive care unit (“ICU”), matched by age, gender, SOFA score, and infection source.

On March 18, 2020, the Company announced the final safety and efficacy data from the Company’s completed Phase Ib. The final analysis compared the clinical data of 10 patients admitted to the ICU with sepsis who were administered Allocetra™ upon their admission, with 37 patients who were matched controls (matched by age, gender, SOFA score, and infection source) who received only the standard of care treatment at the same hospital during 2014-2019 but did not receive Allocetra™. The clinical trial was conducted at Hadassah Medical Center, which is one of the largest and most prestigious hospitals in Israel. The Acute Physiology and Chronic Health Evaluation (APACHEII) score of the Allocetra™-treated group was 12.9, and the corresponding probability of mortality of at least one patient in that group was predicted at 85% based on the hospital’s ICU staff’s clinical assessment of each patient’s overall condition at admission. However, none (0%) of the Allocetra™-treated patients died during the 28-day study period, as compared to 27% 28-day mortality in the matched controls group. Each of the 10 Allocetra™-treated patients had between 2 to 5 dysfunctional organ systems upon admission to the ICU. All (100%) of the Allocetra™-treated patients had rapid and complete recovery from their septic conditions and of any organ dysfunction that was present upon admission to the ICU. Despite the similarity of SOFA scores at entry between the Allocetra™-treated patients and the matched controls group (average of 3.4 versus 3.47), not a single patient treated with Allocetra™ had any increase in organ-failure state post administration of Allocetra™, while the majority of the patients in the matched controls group had an increase in organ-failure state. The average worsening in organ-failure state of patients in the matched controls group was approximately 100% compared with their ICU hospitalization state vs zero (0%) percent worsening in organ-failure state of Allocetra™-treated patients post administration of Allocetra™ (p< <0.0001). The ICU length-of-stay for all Allocetra™-treated patients was significantly shorter than those patients who received only the standard of care, with an average of 4.7 days compared to 11.11 in the matched controls group, a 64% reduction (p<0.0001). The slowest ICU discharge of a patient treated with Allocetra™ was after 8 days, while approximately 50% of the matched controls group were still at the ICU after 28 days. Allocetra™ was shown to be safe and tolerable, with no serious unexpected severe adverse reactions and no serious adverse events.

Figures 2A - B present our Phase Ib trial results for evaluating Allocetra™ in patients with sepsis.

Figure 2A

Figure 2B

In 2021, we initiated a placebo-controlled, randomized, dose-finding, multi-center, Phase II trial evaluating liquid Allocetra in patients with pneumonia-associated sepsis. During 2022, the Company amended the protocol of this clinical trial to treat newly recruited patients with frozen formulation Allocetra™ and expand the study population to include patients whose septic condition stems from biliary, urinary tract or peritoneal infections. An additional amendment to the study protocol was filed in the second quarter of 2023 to include an increase in the patients’ SOFA score range, effectively allowing recruitment of patients with higher levels of sepsis severity, and a change to two cohorts (treatment and placebo) in lieu of the four-cohort structure previously contemplated. The first patient was dosed under the amended protocol during the second quarter of 2023 and in December 2023, the Company completed enrollment of all 120 patients in the trial.

Figure 2C presents the details of the Phase II clinical trial’s design.

Figure 2C

In April 2024, we announced the 28 days topline data from the Phase II trial evaluating Allocetra™ in patients with sepsis. Stand-alone analysis2 of the Allocetra™-treated patients, of which 78% had septic shock and 58% had invasive ventilation at screening, demonstrated substantial reductions in SOFA scores and 65% reduction in overall mortality rate as compared with expected mortality based on real-world data and recent clinical sizeable studies in sepsis. By day 28, the analysis showed 90% reductions of SOFA scores for sepsis patients whose infection source was urinary tract, 68% for patients whose infection source was community-acquired pneumonia, and 36% for patients whose infection source was an internal abdominal infection. Relative analysis demonstrates a potential indication of effect of Allocetra™ as compared with placebo, in high-risk severe sepsis patient population, originating from urinary tract infections (“High-Risk UTI”). Up to an estimated 31% of sepsis cases start as urinary tract infections, representing up to 9.8 million cases and up to 1.6 million deaths annually worldwide (G. Bonkat et. al. 2018), which represents a substantial potential market opportunity for Allocetra™. We intend to consider a potential follow-on, randomized, controlled study of a solely High-Risk UTI sepsis population upon reviewing the totality of the data.

[2]	Analysis of modified intent-to-treat (mITT) population for all patients who were randomized, received the high dose of AllocetraTM or placebo, had a screening total SOFA score >= 5 points above pre-admission total SOFA score, had at least one post-baseline total SOFA score, and determined as eligible by an adjudication committee.

Figures 2D - F provide a more detailed presentation of the AllocetraTM Phase II 28 days topline data results.

Figure 2D

Figure 2E

Figure 2F

The study was designed for patients to be randomized with equal degree of SOFA scores across treatment and placebo groups. The randomization resulted in the Allocetra™-treated cohorts having 20% higher frequency of septic shock and 35% higher frequency of invasive ventilation prior to treatment, as compared with the control group. Both of these patient attributes are associated with a significantly higher degree of difficulty of treatment and higher mortality rates. These imbalances made it challenging to deduce the relative effect in other patient subgroups.

Figure 2G provides further detail on the imbalances between the control and Allocetra™-treated cohorts.

Figure 2G

Finally, stand-alone and placebo-compared analysis across all sepsis patient subgroups and risk categories demonstrated acceptable safety and tolerability profile of Allocetra™ IV infusions, as set forth in more detail in Figure 2H.

Figure 2H

Osteoarthritis

Since our inception, we have considered the inherent properties of AllocetraTM as an innovative, highly differentiated modality for immune resolution across a wide variety of inflammatory and auto-immune indications with unmet medical needs that have received strong interest from large pharma, physicians and patients. As part of our strategic reprioritization plan announced in September 2023, we initiated a clinical program in osteoarthritis, which is a degenerative disease with low grade inflammation and an indication with a substantial unmet medical need that potentially represents a multibillion commercial market. The pathogenesis of osteoarthritis can affect the entire joint, including cartilage, synovial tissue, subchondral bone, and the joint capsule, as well as inflammation of the synovium. Low-grade synovial inflammation has been observed in most osteoarthritis patients at both the early and late stages of the disease. The inflammatory factors and mediators have long been known to play a role in the breakdown of the cartilage extracellular matrix (ECM) and cartilage damage. Osteoarthritis synovium contains elevated levels of immune cells with activated macrophages being the major ones. Pro-inflammatory macrophages release a broad spectrum of inflammatory and immune mediators into the synovial cavity, contributing to chronic inflammatory condition, cartilage loss and bone alteration. As pro-inflammatory macrophages play a crucial role in orchestrating other cells in the initiation of osteoarthritis immunopathogenesis and the low-grade chronic inflammation, reprogramming them into pre-resolution macrophages is considered an emerging target for osteoarthritis treatment. We believe that AllocetraTM, which targets macrophages and macrophage-associated inflammatory pathways, may be a promising therapeutic strategy in the treatment of osteoarthritis.

During the third quarter of 2023, we announced the dosing of the first patient in a Phase I/II investigator-initiated clinical trial of patients with end-stage knee osteoarthritis who had been indicated for knee replacement surgeries. Patients are offered AllocetraTM to assess the safety of an injection to the knee as a potential alternative for pain resolution and knee functionality in lieu of knee replacement surgery. The study is expected to enroll 12 patients who will be administered with a single injection of AllocetraTM with a follow up at 12 months.

In addition to this Phase I/II trial, following receipt of the approval of the IMOH in January 2024, we initiated a multi-country randomized, controlled Phase I/II clinical trial evaluating AllocetraTM in patients with moderate knee osteoarthritis in early 2024. In April 2024, we announced that the Danish Medicines Agency authorized the expansion of this trial into Denmark, as well as the dosing of the first two patients in the trial. The Phase I/II clinical trial is a double-blinded, placebo-controlled randomized trial, which is statistically-powered to evaluate efficacy, safety and tolerability of Allocetra™ following injections into the target knee joint of up to 160 moderately to severely symptomatic osteoarthritis patients. This Phase I/II multi-center trial is composed of two stages. The first stage is a safety run-in, open-label dose escalation phase to characterize the safety and tolerability of AllocetraTM injections to the target knee in order to identify the dose and injection regimen for the second, randomized stage. The second stage is a double-blind, randomized, placebo-controlled stage, which we expect to initiate following the completion of the safety run-in stage and confirmation by the safety and tolerability independent Data and Safety Monitoring Board. In addition to evaluating safety, the blinded randomized stage is statistically-powered to assess the efficacy of Allocetra™ injections into the knee. We expect that the primary measurements will evaluate joint-pain and joint-function compared to placebo at three months, six months and 12 months following treatment.

The initiation of the clinical program in osteoarthritis followed preclinical evidence of the potential applicability of Allocetra’sTM mechanism of action to resolve chronic low grade inflammation of joints with osteoarthritis, as well as a substantial recovery in a case of a 70-year old patient who suffered for many years from vanishing bone disease (Gorham-Stout syndrome), which is a rare disease characterized by destruction of osseous matrix and proliferation of vascular structures, resulting in complete destruction and absorption of the patient’s shoulder joint. Despite exhaustive therapeutic attempts, the patient’s disease remained refractory to treatment and continued to deteriorate, with continuous production of synovial fluid, necessitating permanent drainage of the shoulder and, as a consequence, requiring extended hospitalization for a duration of nine months prior to compassionate treatment with AllocetraTM to the shoulder joint. Following five intra-articular AllocetraTM injections, substantial improvement was documented in multiple clinical parameters, including pain and inflammatory cytokines, and the patient was successfully discharged from the hospital. At a two-year follow-up, the improvement in the afflicted shoulder was maintained and no subsequent hospital re-admissions were required.

We are targeting obtaining a targeted topline data readout for its randomized, controlled Phase I/II trial in up to 160 patients with moderate knee osteoarthritis by the third quarter of 2025; and a targeted topline data readout from the Phase I/II investigator-initiated clinical trial in 12 patients with severe knee osteoarthritis who had been indicated for knee replacement surgeries by the end of the third quarter of 2024.

Accelerated Regulatory Approval Processes for Life Saving Therapies

We anticipate that our therapeutic drugs and their respective indications could qualify under specific accelerated regulatory paths in both the EU and the United States. Specifically for the EU, an accelerated path allowing conditional marketing approval is available for certain therapeutic drugs following a Phase II study. There is no assurance that we will qualify for such accelerated regulatory paths.

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

See “Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements—It is possible that none of our product candidates will achieve commercial success in a timely and cost-effective manner, or ever” and “Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements—Our market is subject to intense competition. If we are unable to compete effectively, Allocetra™ or any other product candidate that we may develop may be rendered uncompetitive or obsolete.”

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

Approximately 97% of the issued and outstanding share capital of Toleran is held by Hadasit Bio-Holdings Ltd., which was formerly a major shareholder.

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

Hadasit Medical Research Services and Development Ltd. is the technology transfer office of Hadassah Hospital in Jerusalem, where Prof. Dror Mevorach, our former Chief Science & Medical Officer, who stepped down from such position as of March 1, 2024, but remains with the Company as a scientific advisor and a consultant, is currently the Director of the Rheumatology Research Centre.

Intellectual Property and Patents and Proprietary Rights

The proprietary nature of, and protection for, our product candidates and our discovery programs, processes and know-how are important to our business. We own and in-license issued patents and pending patent applications in various jurisdictions worldwide, including fourteen issued patents and five pending patent applications in the United States, five issued patents and two pending applications in Israel, four issued patents and two pending patent applications in Europe Patent Office (EPO) and two international patent applications filed with the World Intellectual Property Organization under the PCT. We have sought patent protection for certain methods of producing and using autologous and allogeneic Allocetra. We also intend to seek patent protection for our discovery programs, and any other inventions to which we have rights, where available and when appropriate.

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

Trade Secrets

In addition to owned and licensed patents, we rely on trade secrets and know-how to develop and maintain our competitive position. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary processes, in part, by confidentiality and intellectual property ownership and assignment agreements or provisions with certain of our employees, consultants, scientific advisors, contractors and commercial partners involved in research and development activities or who may otherwise have access to our confidential or proprietary information. These agreements are designed to protect our proprietary information. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, such agreements or security measures may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors or others, which would significantly affect our competitive advantage and have a material adverse effect on our business, results of operation and financial condition. See also “Risk Factors—Risks Related to Our Intellectual Property—Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.”

Raw Materials, Suppliers and Manufacturing

In order to produce Allocetra™, blood donations are collected from healthy donors through apheresis and then shipped to a manufacturing site for cryopreservation by trained personnel pursuant to cGMP requirements and otherwise in accordance with applicable FDA guidelines and our CMC protocols. Donations for AllocetraTM are collected from healthy donors through apheresis. The cells sourced for AllocetraTM then undergo quality control testing and are thawed and manipulated ex vivo by inducing apoptosis to retrieve and harvest stable early apoptotic cells. The agents used in the ex vivo manipulation for Allocetra™ are then washed and removed before the apoptotic cells are combined with a saline solution for delivery and injection in patients. We use standard collection equipment and procedures to collect blood for Allocetra™ production and anticipate entering into long-term agreements with various collection and medical centers to properly train their personnel pursuant to cGMP requirements, FDA guidelines and our CMC protocols and thereafter collect blood at their facilities upon receipt of patient or donor consent. Other than the blood collections, we believe that the raw materials required to manufacture our product candidates are readily available commodities commonly used in the pharmaceutical and biotechnology industries and are generally widely available from numerous suppliers at market prices. However, biologically sourced raw materials are subject to unique contamination risks and their use may be restricted in certain countries. See also “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations,” and “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our ability to produce safe and effective products depends on the safety of our blood supply against transmittable diseases.”

There can be no assurance that any of our product candidates, if approved, including Allocetra™, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We and our any potential future contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products. We and our future contract manufacturers must ensure that all of the processes, methods and equipment are compliant with our CMC and cGMP for drugs and biologics on an ongoing basis, as mandated by EMA and other applicable regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

Clinical and Commercial Manufacturing

We manufacture AllocetraTM at our existing cGMP facility in Ness Ziona site to accommodate our current clinical supply demand. On March 31, 2024, we entered into the Agreement with the purchaser, pursuant to which the purchaser agreed to acquire the Equipment and assume all of Enlivex’s obligations under the Lease Agreement, effective as of April 1, 2024, for the Purchase Price.

The transition to AllocetraTM frozen formulation as well as the long-term storage stability of AllocetraTM at -80oC and liquid nitrogen, introduced substantial efficiencies in our manufacturing operations, allowing us to stockpile drug product for short and long term storage and effectively manage our clinical supply and reduce potential waste. Moreover, local administration of AllocetraTM directly into a target joint is given at lower doses compared to systemic administration. In connection with the ongoing osteoarthritis clinical trials, in which AllocetraTM is administered directly into a target joint, we can manufacture a significant amount of AllocetraTM from a single doner for local administration and can better accommodate the clinical manufacturing demand utilizing a lower manufacturing capacity. Therefore, we expect to have sufficient manufacturing capacity to support our clinical trials for the Indications and that the sale of the Yavne facility will not have any negative effect on supporting our clinical trials.

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

Government Regulation

Clinical trials, the drug approval process and the marketing of drugs are extensively regulated in the United States and in all other major foreign countries. Governmental authorities in the United States (including federal, state and local authorities) and in other countries, extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, pricing and export and import of pharmaceutical products, such as those we are developing. The process for obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

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

Marketing Approval

The process required by the FDA before a product candidate may be marketed in the United States generally involves the following:

●	completion of extensive nonclinical laboratory tests and nonclinical animal studies, all performed in accordance with cGMP and current good laboratory practices, guidance and regulations;

●	submission to the FDA of an investigational new drug (“IND”), application which must become effective before human clinical trials may begin and must be updated annually;

●	approval by an IRB or ethics committee representing each clinical site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

●	preparation of, and submission to the FDA, an NDA or BLA after completion of all clinical trials;

●	potential review of the product application by an FDA Advisory Committee, where appropriate and if applicable;

●	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

●	satisfactory completion of FDA pre-approval inspection of the manufacturing facilities where the proposed product is produced to assess compliance with cGMP; and

●	FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug in the United States.

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

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a Data and Safety Monitoring Board or Committee. This group provides oversight and assessment of designated milestones based on access to certain data during the conduct of the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

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

The NDA and BLA Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA, and a BLA for new biologics, requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs and BLAs is subject to an application user fee. For the FDA’s fiscal year 2023, the application user fee with clinical data was $3,242,026 and for 2024 the fee is $4,048,695 and the sponsor of an approved NDA or BLA is also subject to annual product and program user fees. For the FDA’s fiscal year 2023, these program fees were set at $393,933 per product and in 2024 they are $416,734 per product. These fees are typically increased annually. Applications for orphan drug products are exempted from these user fees and may be exempted from product and establishment user fees, unless the application includes an indication for other than a rare disease or condition.

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

The FDA also has authority to require a Risk Evaluation and Mitigation Strategy (“REMS”), from sponsors to ensure that the benefits of a drug or biological product outweigh its risks. A sponsor may also propose a REMS as part of the NDA or BLA submission. The need for a REMS is determined as part of the review of the NDA or BLA. Based on statutory standards, elements of a REMS may include “Dear Doctor” letters, a “Medication Guide”, more elaborate targeted educational programs and in some cases restrictions on distribution. These elements are negotiated as part of the NDA or BLA approval, and in some cases if consensus is not obtained until after the Prescription Drug User Fee Act review cycle, the approval date may be delayed. Once adopted, REMS are subject to periodic assessment and modification.

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

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant enforcement and product liability exposure.

Orphan Drug Designation and Exclusivity

The FDA may grant orphan drug designation to drugs and biologics intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the drug or biologic for this type of disease or condition will be recovered from sales in the United States.

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and FDA user-fee waivers. In addition, if a product receives FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity. Orphan drug designation does not affect the regulatory review standards or shorten the review period. Designation does not imply FDA approval, and it is possible a company may, in certain cases, lose designation before a product’s approval and, thus, may not obtain orphan drug exclusivity.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug or biologic products for which we may obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payers. Third-party payers include government authorities, managed care providers, private health insurers and other organizations. If we obtain regulatory approval for our products, third-party payers may not provide coverage for our products, or may limit coverage to specific drug or biologic products on an approved list, or formulary, which might not include all of the FDA-approved drugs and biologics for a particular indication. Moreover, a payer’s decision to provide coverage for a drug or biologic product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

●	federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from the federal government, including Medicare, Medicaid, or other third-party payers, that are false or fraudulent;

●	federal health care fraud, which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, and for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

●	the federal transparency laws, including the physician sunshine provisions of the Affordable Care Act, that requires certain pharmaceutical manufacturers to disclose certain payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and their family members;

●	the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and its implementing regulations, which imposes certain requirements relating to the privacy and security of individually identifiable health information;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	the FCPA, which prohibits companies from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business.

In the United States, the research, manufacturing, distribution, sale and promotion of drug and biologic products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other federal, state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with, among others, the federal Anti-Kickback Statute, the Stark Law, the federal False Claims Act, privacy and security regulations promulgated under HIPAA, and similar state laws, as applicable. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

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

Labeling, Marketing and Promotion

The FDA closely regulates the labeling, marketing and promotion of drugs and biologics. While doctors are free to prescribe any drug or biologic approved by the FDA for any use, a company can only make claims relating to safety and efficacy of a drug that are consistent with FDA approval, and the company is allowed to actively market a drug or biologic only for the particular use and treatment approved by the FDA. In addition, any claims we make for our products in advertising or promotion must be appropriately balanced with important safety information and otherwise be adequately substantiated. Failure to comply with these requirements can result in adverse publicity, enforcement letters, such as publicly-posted warning letters, corrective advertising, injunctions and potential civil and criminal penalties. Government regulators recently have increased their scrutiny of the promotion and marketing of drugs and biologics. These federal enforcement actions can also potentially lead to state actions and product liability claims, as well as competitor challenges of deceptive advertising.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Israel

Clinical Testing in Israel

In order to conduct clinical testing on humans in the State of Israel, special authorization must first be obtained from the ethics committee and general manager of the institution in which the clinical trials are scheduled to be conducted, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. These regulations require authorization by the institutional ethics committee and general manager as well as from the IMOH, except in certain circumstances, and in the case of genetic trials, special fertility trials and complex clinical trials, an additional authorization of the IMOH’s overseeing ethics committee. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Since we perform a portion of the clinical trials on certain of our therapeutic candidates in Israel, we are required to obtain authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and in most cases, from the IMOH.

4.C. Organizational Structure

We have the following wholly-owned subsidiaries: (i) Enlivex Therapeutics R&D Ltd., a company organized under the laws of the State of Israel, (ii) Enlivex Therapeutics Inc., a Delaware corporation, and (iii) Enlivex Therapeutics RDO Ltd., a company organized under the laws of the State of Israel.

4.D. Property, Plants and Equipment

Our corporate headquarters are located at 14 Einstein Street, Ness Ziona, Israel 7403618, where we lease approximately 420 square meters of space. The facility includes office space, laboratories and current good manufacturing practice (“cGMP”) clean rooms, in which we manufacture clinical batches to support our clinical trials in Israel and the EU. In August 2023, we exercised our option to extend the lease term for this space until August 31, 2028. In October 2020, we entered into a lease agreement for additional office space and a laboratory at our Ness Ziona, Israel facility, of approximately 421 square meters of space. The lease for this space expires on September 30, 2025, at which time we may extend the lease for an additional 33-month period. In July 2021, we entered into an additional lease agreement for approximately 455 square meters of office space in an adjacent building in Ness Ziona, Israel. The lease for this office space expires on October 31, 2026, and we have the option to extend the lease for an additional 22-month period.

In September 2021, we entered into the Lease Agreement for a 2,500 square meter property in Yavne, Israel to construct a new 1,600 square meter facility for the manufacture of Allocetra™, which was completed in the fourth quarter of 2022. As part of our strategic reprioritization plan, we determined to sell such leased manufacturing facility, together with the Equipment, and assign the Lease Agreement. On March 31, 2024, we entered into the Yavne Facility Sale Agreement with the purchaser, pursuant to which the purchaser agreed to acquire the Equipment and assume all of our obligations under the Lease Agreement, effective as of April 1, 2024. The Purchase Price payable to the Company of 13.0 million NIS (approximately $3.5 million), which is payable in installments, consisting of an initial payment of NIS 4.0 million (approximately $1.08 million), which was paid on April 2, 2024, and 24 equal monthly installment payments of NIS 375,000 (approximately $102,000), commencing on April 1, 2024. Pursuant to the Yavne Facility Sale Agreement, title to the Equipment will transfer to the purchaser only upon full payment of the total Purchase Price, but risk of loss to the Equipment passed to the purchaser on April 1, 2024. Subject to certain conditions, the purchaser may, in its sole discretion, prior to October 1, 2025, prepay (i) all of the remaining outstanding Purchase Price at a 4% discount, or (ii) a portion of the remaining outstanding Purchase Price, in an amount of not less than NIS 4.0 million (approximately $1.08 million), at a 2% discount, in which case, the Purchase Price remaining outstanding thereafter shall continue to be paid in monthly instalments of NIS 375,000 each (approximately $102,000).

In September 2019, we entered into a 24-month lease agreement for approximately 55 square meters of office and research lab space at the BioPark Building, Hadassah Ein-Kerem Campus in Jerusalem, Israel. This lease was initially scheduled to expire on September 1, 2021, and we exercised our option to extend the lease for an additional 24 months until September 1, 2023, and the lease was subsequently further extended to December 31, 2023, at which time the lease expired.

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

Overview

The Company is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents.

We believe the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway affecting macrophages activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on two clinical program verticals as its main inflammatory and autoimmune indications: sepsis and osteoarthritis. Additionally, the Company is seeking external collaborations or out-licensing opportunities for the development of Allocetra™ as a next-generation solid cancer immunotherapy. The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across the Indications, and thus effective reprogramming of these previously negative-reprogrammed macrophages into their respective homeostatic states may provide diseases resolution for these Indications, some of which are considered “unmet medical needs”.

5.A. Operating Results

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the IIA and the sale of equity and equity linked securities in public and private offerings. As of December 31, 2023, we had approximately $27.3 million in cash and cash equivalents and short-term bank deposits and had an accumulated deficit of approximately 112.1 million, see “—Liquidity and Capital Resources” below.

In September 2023, we announced a strategic reprioritization plan, pursuant to which we determined to increase our existing focus on inflammatory and autoimmune indications. As part of the strategic reprioritization plan, in addition to the ongoing Phase II trial of AllocetraTM in patients with sepsis, the Company initiated a clinical program in osteoarthritis, which is a degenerative disease with low grade inflammation and an indication with a substantial unmet medical need that potentially represents a multibillion commercial market. Within the osteoarthritis program, the Company announced the dosing of the first patient in a Phase I/II investigator-initiated clinical trial enrolling patients with severe knee osteoarthritis who had been indicated for knee replacement surgeries and are offered to inject AllocetraTM locally into the diseased knee as a potential alternative for pain resolution and knee functionality in lieu of replacement surgery. In addition to this Phase I/II trial, following receipt of the approval of the IMOH in January 2024, the Company initiated a multi-country randomized, controlled Phase I/II clinical trial evaluating AllocetraTM in patients with moderate knee osteoarthritis in early 2024. In April 2024, we announced that the Danish Medicines Agency authorized the expansion of this trial into Denmark, as well as the dosing of the first two patients in the trial. This Phase I/II clinical trial is expected to enroll up to 160 patients and is designed to be a multi-center, multi-country, double-blinded, placebo-controlled and statistically-powered to evaluate efficacy as well as safety of AllocetraTM, and potentially allow the Company to design and initiate a clinical registrational trial upon its completion.

The Company’s revised strategy is targeted at obtaining a topline data readout from the randomized, controlled Phase I/II trial in up to 160 patients with moderate knee osteoarthritis by the third quarter of 2025 and from the Phase I/II investigator-initiated clinical trial in 12 patients with severe knee osteoarthritis who had been indicated for knee replacement surgeries by the end of the third quarter of 2024.

Pursuant to the strategic reprioritization plan, and in light of the new guidelines and regulatory initiatives set by the FDA for drug development in oncology, which may result in longer clinical development cycles as foundations for regulatory approvals, the Company ceased the internal clinical development of its various oncology indications and plans to seek external collaborations or out-licensing opportunities for the development of Allocetra™ as a next-generation solid cancer immunotherapy.

As a result of the Company’s reprioritization of its clinical indications and focus on the inflammatory and auto-immune verticals, the Company reduced its workforce by approximately 50%. The workforce reductions and the savings associated with the reclassification of the oncology indications as candidates for external collaborations or out-licensing opportunities in lieu of internal development are expected to result in a substantial extension of the Company’s cash runway through the end of 2025. The revised, extended cash runway is expected to support the timeline for the topline data readouts of the end-stage knee osteoarthritis Phase I/II trial as well as the randomized, controlled Phase II clinical trial in osteoarthritis.

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

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses, net; and (ii) general and administrative expenses.

Research and Development Expenses, Net

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

Grants received from the IIA are recognized when the grant becomes receivable, provided there is reasonable assurance that (i) the Company will comply with the conditions attached to the grant and (ii) the grant will be received. Research and development expenses, net, is reduced to the extent IIA grants are received.

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

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidates, as well as ongoing assessments of each candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidates in certain indications in order to focus our resources on more promising indications for any such product candidate, which is illustrated by some of the steps we have taken in respect of our reprioritization plan described above. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect to continue to incur significant research and development expenses in the future as we continue the advancement of our clinical product development for our current Indications and as we potentially pursue additional indications. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and related benefits (including share-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services, including legal work in connection with patent applications, travel costs and insurance premiums. We expect that our general and administrative expenses will decrease in 2024, due to, among other things, the implementation of the strategic reprioritization plan adopted by the Company during 2023.

Finance Income (Expenses), Net

Finance income (expenses), net consists of interest earned on our cash and cash equivalents, exchange rate differences, gains and losses resulting from our investments in marketable securities, and bank fees and other expenses.

Other Comprehensive Income (Loss)

Our functional currency is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which we operate and expect to continue to operate for the foreseeable future. The functional currency of Enlivex R&D was the NIS until September 30, 2021. The Company reassessed the functional currency of Enlivex R&D and determined that the U.S. dollar would be its functional currency prospectively from September 30, 2021. Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired, and non-monetary liabilities incurred after September 30, 2021 (the date on which Enlivex R&D’s functional currency changed from NIS to U.S. dollars) have been translated at the approximate exchange rate prevailing at the date of the particular transaction. Transactions included in the statement of operations and comprehensive loss until September 30, 2021, were translated at average exchange rates during the applicable period, and transactions after September 30, 2021, were translated at the approximate exchange rate in effect at the time of the particular transaction. Gains or losses resulting from translation adjustments until September 30, 2021, are reported in other comprehensive income (loss).

Results of Operations

For a discussion of our results of operations for the year ended December 31, 2021, including a year-to-year comparison between 2022 and 2021, and a discussion of our liquidity and capital resources for the year ended December 31, 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The table below provides our results of operations for the years ended December 31, 2023 and 2022:

	Year Ended December 31
	2023	2022
	(In thousands, except per share data)
Research and development expenses, net	$19,012	$18,693
General and administrative expenses	6,139	7,104
Loss on disposal group of assets held for sale	4,244	-
Operating loss	(29,395)	(25,797)
Finance income (expenses), net	327	(5,263)
Operating loss post finance income (expenses), net	(29,068)	(31,060)
Net loss	(29,068)	(31,060)
Total comprehensive loss	$(29,068)	$(31,060)
Basic loss per share	$(1.56)	$(1.69)
Diluted loss per share	$(1.56)	$(1.69)

Research and Development Expenses, Net

For the years ended December 31, 2023 and 2022, we incurred research and development expenses, net in the aggregate of $19,012,000 and $18,693,000 respectively. The increase of $319,000, or 2%, in research and development expenses, net, for 2023, as compared to 2022, was primarily due to a $1,589,000 increase in expenses for pre-clinical studies and clinical studies and a $984,000 decrease in grants from the IIA, partially offset by a $1,106,000 decrease in salaries due to a decrease in personnel in 2023 (including as a result of the reduction in workforce as part of the strategic reprioritization plan), a $694,000 decrease in rent and maintenance expenses related to our manufacturing facility in Yavne, Israel due to the reclassification of such expenses to general and administrative expenses following the Company’s decision in September 2022 to delay the Company’s use of such manufacturing facility and to lease the space to third parties, and a $352,000 decrease in share-based compensation expense with respect to equity awards granted to officers and employees.

General and Administrative Expenses

For the years ended December 31, 2023 and 2022, we incurred general and administrative expenses in the aggregate of $6,139,000 and $7,104,000, respectively. The decrease of $965,000, or 14%, in general and administrative expenses for 2023, as compared to 2022, was primarily due to a $377,000 decrease in salaries due to a decrease in personnel in 2023, a $409,000 decrease in share-based compensation expense with respect to equity awards granted to directors, officers and employees, a $325,000 decrease in professional fees, a $328,000 decrease in insurance expenses (due to the decrease in the directors’ and officer’s liability insurance premium) and a $145,000 decrease in intellectual property regulatory expenses, which was partially offset by a $504,000 increase in rent and maintenance expenses related to our manufacturing facility in Yavne, Israel due to the reclassification of such expenses from research and development expenses to general and administrative expenses, as described above, and a $206,000 increase in compensation to directors.

Loss on Disposal Group of Assets Held for Sale

During 2023, the Company adopted its strategic reprioritization plan, as described above, as part of which the Company determined to sell its manufacturing plant facility in Yavne, Israel. Therefore, the right of use of the manufacturing plant, the lease liability relating to the manufacturing plant and the leasehold improvements installed in the leased plant were classified as assets held for sale and liability held for sale (as applicable). As a result, for the year ended December 31, 2023, we recognized a loss of $4,244,000 on the group of assets held for sale. We did not have any comparable loss or gain for the year ended December 31, 2022.

In September 2021, we entered into the Lease Agreement for a 2,500 square meter property in Yavne, Israel to construct a new 1,600 square meter facility for the manufacture of Allocetra™, which was completed in the fourth quarter of 2022. As part of our strategic reprioritization plan, we determined to sell such leased manufacturing facility, together with the Equipment, and assign the Lease Agreement. On March 31, 2024, we entered into the Yavne Facility Sale Agreement with the purchaser, pursuant to which the purchaser agreed to acquire the Equipment and assume all of our obligations under the Lease Agreement, effective as of April 1, 2024. The Purchase Price payable to the Company of 13.0 million NIS (approximately $3.5 million), which is payable in installments, consisting of an initial payment of NIS 4.0 million (approximately $1.08 million), which was paid on April 2, 2024, and 24 equal monthly installment payments of NIS 375,000 (approximately $102,000), commencing on April 1, 2024. Pursuant to the Yavne Facility Sale Agreement, title to the Equipment will transfer to the purchaser only upon full payment of the total Purchase Price, but risk of loss to the Equipment passed to the purchaser on April 1, 2024. Subject to certain conditions, the purchaser may, in its sole discretion, prior to October 1, 2025, prepay (i) all of the remaining outstanding Purchase Price at a 4% discount, or (ii) a portion of the remaining outstanding Purchase Price, in an amount of not less than NIS 4.0 million (approximately $1.08 million), at a 2% discount, in which case, the Purchase Price remaining outstanding thereafter shall continue to be paid in monthly instalments of NIS 375,000 each (approximately $102,000).

Operating Loss

For the year ended December 31, 2023, our operating loss was $29,395,000, as compared to $25,797,000 for the year ended December 31, 2022, representing an increase of $3,598,000, or 14%. The increase in net loss resulted primarily from the $4,244,000 loss on disposal group of assets held for sale recognized in 2023, as well as the $319,000 increase in research and development expenses, partially offset by the $965,000 decrease in general and administrative expenses.

Finance Income (Expenses), Net

For the year ended December 31, 2023, we recorded finance income, net of $327,000, as compared to finance expenses, net of $5,263,000 for the year ended December 31, 2022. The increase in finance income, net for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to $1,565,000 of interest income from bank deposits in 2023 as compared to $835,000 in 2022, a $2,877,000 reduction in loss from foreign exchange currency fluctuations on cash and cash equivalents in 2023 as compared to such loss in 2022, and no loss on marketable securities in 2023 (as we did not have marketable securities in such period) as compared to a $1,983,000 loss from marketable securities in 2022.

Net Loss

For the year ended December 31, 2023, our net loss was $29,068,000, as compared to $31,060,000 for the year ended December 31, 2022, a decrease of $1,992,000, or 6%. This decrease in net loss resulted primarily from the decrease in general and administrative expenses and the decrease in finance expenses, net, which was partially offset by the loss on disposal group of assets held for sale that we recognized in 2023, as well as the increase in costs of clinical and pre-clinical studies.

Cash Flows

For the years ended December 31, 2023 and 2022, net cash used in operations was $23,523,000 and $23,953,000, respectively. The decrease in net cash used in operations for 2023 was primarily due to a decrease in payments to suppliers, service providers and employees as result of a decrease in payroll expenses, professional fees and insurance expenses, which was partly offset by an increase in research and development expenses, net due to increased costs of clinical and pre-clinical studies.

For the year ended December 31, 2023, net cash used in investing activities was $25,968,000 as compared to net cash provided by investing activities of $62,524,000 for the year ended December 31, 2022. The decrease in net cash provided by investing activities for 2023 as compared to 2022 resulted primarily from net investment in bank deposits of $26,166,000 in 2023 as compared to net proceeds from sales of marketable securities of $62,549,000 in 2022.

For the years ended December 31, 2023 and 2022, net cash provided by financing activities was $360,000 and $150,000, respectively. This increase in cash provided by financing activities for 2023 as compared to 2022 resulted primarily from net proceeds of $360,000 from our issuance of ordinary shares under the ATM Agreement (as defined below) as compared to proceeds of $150,000 from the exercise of options in 2022.

5.B. Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of December 31, 2023, we had an accumulated deficit of approximately 112.1 million and working capital (current assets less current liabilities) of approximately 27.7 million. We expect to incur losses from operations for the foreseeable future.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through the end of 2025. As described above, in September 2023, we adopted a strategic reprioritization program designed to extend our cash runway until the end of 2025. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

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

Other than under our ATM Agreement, we currently do not have any agreements for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity, including under our ATM Agreement, or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants from the IIA, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

ATM Agreement

On December 30, 2022, we entered into an agreement (the “ATM Agreement”) with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which we may elect to sell, but are not obligated to sell, ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. Our offer and sale of ordinary shares under the ATM Agreement may be made in transactions deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act,  including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. We have agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of ordinary shares under the ATM Agreement. Any sale of ordinary shares under the ATM Agreement will be made pursuant to our effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-264561). During 2023, we received aggregate net proceeds of approximately $360,000 from the sale of 124,171 ordinary shares under the ATM Agreement.

Former ATM Agreement

On October 22, 2020, we and H.C. Wainwright & Co., LLC (“Wainwright”) entered into a sales agreement (the “Former ATM Agreement”), pursuant to which we could elect to sell, from time to time, through Wainwright as sales agent, up to an aggregate of $25 million of our ordinary shares in “at-the-market” offerings under our prior registration statement on Form F-3. We received aggregate gross proceeds of approximately $8,557,000 from the sale of 476,983 ordinary shares pursuant to the Former ATM Agreement prior to terminating such agreement on December 19, 2022.

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2023, while others are considered future commitments. Our contractual obligations primarily consist of lease payments. For information regarding our leases, see Item 4.D. “Information on the Company–– Property, Plants and Equipment.” For information regarding our contractual obligations, refer to Note 9 (leases) to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

5.C. Research and Development, Patents and Licenses, Etc.

For our research and development efforts, see Item 4.B. “Information on the Company—Business Overview.” For information regarding our patents and proprietary rights, see Item 4.B. “Business Overview––Intellectual Property and Patents and Proprietary Rights.” For information regarding our license agreements, see Item 4.B. “Business Overview––License Agreements.”

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

5.E. Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect in our financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.

While our significant accounting policies are described in more detail in the notes to our financial statements contained elsewhere in this Annual Report on Form 20-F, we believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our financial statements.

Share-Based Compensation

We have issued restricted stock units and options to purchase our ordinary shares. Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service/vesting period. Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the use of highly subjective assumptions, including the expected life of the share-based payment awards and share price volatility.

We estimate the grant date fair value of share options and the related compensation expense, using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) expected life (estimated period of time outstanding) of the options granted, (2) volatility, (3) risk-free rate and (4) dividends. In general, the assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment.

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

Accrued clinical trial expenses

We record costs for clinical trial activities based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by the contract research organizations and other vendors.

Information necessary to estimate the accruals for the services that have been received during the reporting period is accumulated from multiple sources, including our personnel who oversee the clinical trial activities, information from service providers and terms and conditions included in the contracts with the service providers. In addition, in certain circumstances, the determination of the nature and level of services that have been received during the reporting period requires judgment because the historical timing and pattern of vendor invoicing does not correspond to the level of services provided, and there may be delays in invoicing from clinical study sites and other vendors.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table lists the names and positions of the current executive officers and directors of the Company. The business address for each of our directors, senior management and executive officers is c/o Enlivex Therapeutics Ltd., 14 Einstein Street, Ness Ziona, Israel 7403618.

Name	Age	Position
Shai Novik, MBA	58	Executive Chairman of the Board
Roger Pomerantz, M.D.	67	Director and Vice Chairman of the Board
Oren Hershkovitz, Ph.D.	47	Chief Executive Officer
Shachar Shlosberger, CPA	47	Chief Financial Officer
Abraham (Avri) Havron, Ph.D.	77	Director
Gili Hart, Ph.D.	49	Director
Brian Schwartz, M.D.	62	Director
Andrew Singer	53	Director

Backgrounds of Current Executive Officers and Directors

Shai Novik has served as the Company’s Executive Chairman of the Board of Directors since 2014. Mr. Novik previously founded PROLOR Biotech in 2005 and served as its President until 2013. PROLOR Biotech was listed on the NYSE in 2010 and was sold in 2013, in a $560 million transaction. Mr. Novik executed a strategic partnership with Pfizer for PROLOR’s lead drug product, Ngenla®, and Pfizer continued with the clinical development of two-Phase III trials. Ngenla® recently obtained marketing approvals in 43 countries, including Australia, Canada, Japan, Europe & USA. Mr. Novik is the co-founder and a board member of Cortex Therapeutics, which is focused on developing and commercializing prescription digital therapies for patients with age-related diseases including macular degeneration (AMD) and presbyopia. Mr. Novik received his M.B.A. degree, with distinction, from Cornell University.

Roger Pomerantz, M.D. has served as a director and Vice Chairman of the Board of Directors since May 2022.Dr. Pomerantz has served as Chairman of the board of directors and Chief Executive Officer of ContraFect Corporation (Nasdaq: CFRX), a clinical-stage biotechnology company, since April 2019. Prior to that, Dr. Pomerantz served as Vice Chairman of the board of directors of ContraFect Corporation since May 2014. From November 2013 to December 2019, Dr. Pomerantz served as Chairman of the board of directors of Seres Therapeutics, Inc. (Nasdaq: MCRB), a biotechnology company, and as its President and Chief Executive Officer from June 2014 to January 2019.From 2011 to 2013, Dr. Pomerantz was formerly Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc. where he oversaw all licensing and acquisitions at Merck Research Laboratories. Previously, Dr. Pomerantz served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. Dr. Pomerantz joined Johnson & Johnson in 2005 as President of Tibotec Pharmaceuticals, Inc.Dr. Pomerantz serves as Chairman of the board of directors of the public companies Collplant Biotechnologies, Ltd. (Nasdaq: CLGN) since 2021, Indaptus Therapeutics, Inc. (Nasdaq: INDP) since 2021 and Viracta Therapeutics Inc (Nasdaq: VIRX) since 2020. Dr. Pomerantz also serves as Chairman of the board of directors of the private company Silicon Therapeutics Inc. since 2019, and a member of the board of the private companies X-VAX Technology, Inc. since 2019 and VerImmune since 2020. Previously, Dr. Pomerantz served on the board of directors of public companies Rubius Therapeutics from 2014 to 2019 and Evelo Therapeutics from 2015 to 2016.Dr. Pomerantz received his B.A. degree in Biochemistry from the Johns Hopkins University and his M.D. from the Johns Hopkins School of Medicine. Dr. Pomerantz received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T.Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. Dr. Pomerantz was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at Thomas Jefferson University and Medical School. Dr. Pomerantz has developed nine drugs approved world-wide in important diseases, including HIV, HCV, and tuberculosis.

Oren Hershkovitz Ph.D, has served as the Company’s Chief Executive Officer since November 2019. Prior to that, Dr. Hershkovitz served for nearly a decade in managerial and executive roles at PROLOR Biotech, Inc., including following its acquisition by OPKO and change in name to OPKO Biologics, Inc., acting as General Manager for more than 4.5 years. Dr. Hershkovitz successfully managed more than 70 employees and led manufacturing, non-clinical and clinical development for various Phase I, II and III programs, including for obesity, hemophilia and growth hormone deficiency. Dr. Hershkovitz earned his Ph.D. in immunology from the Ben Gurion University of the Negev with distinction.

Shachar Shlosberger, CPA., has served as the Company’s Chief Financial Officer since 2016, bringing with her more than 12 years of financial experience in the hi-tech and biotechnology industries. Prior to her position at the Company, Mrs. Shlosberger worked for four years at PROLOR Biotech, Inc. as Finance Director where she was responsible for the overall financial operations in Israel and the United States. Ms. Shlosberger is a Certified Public Accountant and holds a M.B.A. degree in Accounting and Business Administration from the College of Management in Israel.

Abraham (Avri) Havron, Ph.D., has served as a director since 2014. Dr. Havron served as the Chief Executive Officer of PROLOR Biotech, Inc. from 2005 through 2013. Dr. Havron is a 43-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories (then, a subsidiary of Serono, later acquired by Merck) from 1980 to 1987, and headed the development of the multiple sclerosis drug REBIF, with current sales of more than Euro 1.0 billion annually. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron’s managerial responsibilities included the co-development of eight biopharmaceuticals currently in the market, including recombinant human growth hormone (BioTropin), recombinant Hepatitis B Vaccine (Bio-Hep-B), recombinant Beta Interferon (REBIF), recombinant human insulin, recombinant long-acting human growth hormone (Ngenla), a botanical burn debridement agent (Nexxobrid) and hyaluronic acid for ophthalmic and orthopedic applications. Dr. Havron earned his Ph.D. in Bio-Organic Chemistry from the Weizmann Institute of Science and served as a Research Fellow at Harvard Medical School, Department of Radiology. Dr. Havron served as a director of Kamada Ltd. (KMDA) from 2010 to 2018, and PamBio Ltd., a private biotech company, from 2016 to 2019. Dr. Havron also currently serves on the board of directors of CollPlant Biotechnologies Ltd. (CLGN), which position he has held since 2016.

Gili Hart, Ph.D., has served as a director since 2014. Dr. Hart is a biotech executive and since 2020, has served as the chief executive officer of SpilSense Ltd., a clinical stage company focused on transformative RNA-based treatments for pulmonary diseases. Dr. Hart has extensive experience in preclinical, clinical and global regulatory strategic planning, partnering with large-pharma, and financing. In addition, Dr. Hart brings broad experience in managing critical global programs ranging from discovery phase through Phase 3 clinical trials. Previously, Dr. Hart served as the chief executive officer of Mitoconix Bio (2017-2019), the General Manager of OPKO Biologics (2014 - 2017) and as VP of Pre-clinical and Clinical Pharmacology at PROLOR Biotech (2007 -2013). During 2005-2007, Dr. Hart was a Research Fellow at Yale University’s School of Medicine. Dr. Hart holds Ph.D. and M.Sc. degrees, cum laude, from the Weizmann Institute of Science and a M.Sc. degree in Biotechnology Engineering, summa cum laude, from the Technion – Israel Institute of Technology. Dr. Hart has published numerous papers and patents; her scientific work is focused on autoimmunity diseases as well as on B and T cell maturation and migration that can directly affect inflammation and immune conditions.

Brian Schwartz, M.D., has served as a director since December 2020. Dr. Schwartz has wide-ranging experience as a drug development expert in pharmaceutical and biotechnology industries, spanning several therapeutic areas including oncology, hematology, dermatology, neurology and rare diseases. During the past decade Dr. Schwartz has served as Senior Vice President, Head of Research & Development and Chief Medical Officer of ArQule Inc., which was acquired for $2.7 billion by Merck & Co. in 2020. Prior to ArQule, Dr. Schwartz was CMO at ZIOPHARM Oncology Inc. (Nasdaq: ZIO), and previously held several senior leadership roles at Bayer AG and LEO Pharma. The majority of Dr. Schwartz’s achievements have been in oncology, encompassing the development of targeted, cytotoxic agents and immunotherapy. Dr. Schwartz has been involved with a number of drug approvals, including sorafenib at Bayer, which has been used as a foundation for a number of initiatives in U.S. based cancer/rare disease focused biotechnology companies. At ArQule and Ziopharm, Dr. Schwartz was a key member of the management team and managed diverse interdisciplinary teams to prepare multiple successful New Drug Applications (NDA), numerous Investigational New Drug (IND) applications, preclinical and clinical drug development programs. Dr. Schwartz has acquired knowledge and experience of medical affairs, cooperative oncology group, investors relations, partnering and capital raising. From 2020 to 2023, Dr. Schwartz served as a Board Member of Mereo Biopharma Group plc (Nasdaq: MREO). Dr. Schwartz is currently a Board Member of Cyclacel Pharmaceutical Inc (Nasdaq: CYCC) and Infinity Pharmaceuticals Inc. (Nasdaq: INFI). In addition, Dr. Schwartz serves as an advisor, SAB member and independent consultant for numerous private biotech and investment companies. Dr. Schwartz received his medical degree from the University of Pretoria, South Africa.

Andew Singer., has served as a director since April 2023. Mr. Singer is currently a corporate strategy consultant to biotech companies through his firm, Fika Bio Consulting Inc. Prior to that, Mr. Singer was a Managing Director at Credit Suisse from 2019 to 2023, ultimately named Head of West Coast Biotechnology Investment Banking. Before joining Credit Suisse, Mr. Singer was a Managing Director in Biotechnology Investment Banking at Wells Fargo from 2017 to 2019. Prior to joining Wells Fargo, Mr. Singer was Executive Vice President and Chief Financial Officer of Epizyme Inc., an oncology drug discovery and development company, from 2015 to 2017. At Epizyme, Mr. Singer’s responsibilities included finance, business development, alliance management and corporate communications. From 2004 to 2015, Mr. Singer progressed from Vice President to Managing Director in the life sciences investment banking group of RBC Capital Markets. Mr. Singer is also a member of the Board of Directors of the J.F. Kapnek Trust. Mr. Singer holds a B.A. degree in East Asian studies from Yale University and M.B.A. degree from the Harvard Business School.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. In addition, there are no family relationships among our executive officers and directors.

6.B. Compensation

The aggregate compensation of all directors and executive officers, including share-based compensation, for the year ended December 31, 2023, was $3,392,000. This amount includes $179,000 set aside or accrued to provide pension, severance, education fund, retirement, annual leave and recuperation or similar benefits or expenses, commonly provided by Israeli companies to their employees. This amount does not include any business travel and expenses reimbursed to office holders.

As of December 31, 2023, aggregate options to purchase 2,091,268 ordinary shares outstanding under our Global Share Incentive Plan (2014) (the “2014 Plan”), and Global Share Incentive Plan (2019) (the “2019 Plan”), and 393,683 restricted share units (“RSUs”) outstanding under our 2019 Plan were granted to directors and executive officers. The options have a weighted average exercise price of $5.78 per option.

The aggregate compensation of our five most highly compensated executive directors and officers for the year ended December 31, 2023 (the “Covered Executives”), included cash-based salaries of $1,112,000 and $274,000 in amounts set aside or accrued to provide pension, severance, education fund, retirement, annual leave and recuperation or similar benefits or expenses, commonly provided by Israeli companies to their employees (the “Benefits”). These aggregated amounts were allocated to the Covered Executives as follows: of the aggregate cash salaries, 34%, 20%, 21%, 14% and 11% was allocated to our Executive Chairman, Chief Executive Officer, our former Chief Scientific & Medical Officer, Head of Clinical Operations and Chief Financial Officer, respectively, and of the aggregate Benefits, 35%, 35% and 30% was allocated to our Chief Executive Officer, Head of Clinical Operations and Chief Financial Officer, respectively. Our Executive Chairman and our former Chief Scientific & Medical Officer did not receive Benefits in 2023. In addition, the Covered Executives received cash bonuses in 2023 in the aggregate amount of $548,000, which was allocated to the Covered Executives as follows: 69%, 15%, 9%, 4% and 3% to our Executive Chairman, Chief Executive Officer, former Chief Scientific & Medical Officer, Head of Clinical Operations and Chief Financial Officer, respectively. We recorded a non-cash equity-based compensation expense in our financial statements for the year ended December 31, 2023, for options and RSUs granted to our Covered Executives, in the aggregate, of $1,303,000 which was allocated as follows: 77%, 15%, 3%, 3% and 2% to our Executive Chairman, Chief Executive Officer, former Chief Scientific & Medical Officer, Head of Clinical Operations and Chief Financial Officer, respectively. For information regarding our accounting for share-based compensation arrangements, see Note 2 to our audited consolidated financial statements contained in this Annual Report on Form 20-F.

Employment and Consulting Agreements with Executive Officers and Directors

We have entered into written consulting and employment agreements with our Executive Chairman, our Chief Executive Officer and our Chief Financial Officer. All such agreements contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provisions apply for a period of twelve months following termination of the respective officer’s employment. In addition, we are required to provide notice of between one and twelve months prior to terminating the employment of such executive officers other than in the case of a termination for cause.

Other than with respect to the Executive Chairman’s consulting agreement, these agreements do not provide for benefits upon the termination of these executives’ respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements.

With respect to the Executive Chairman’s consulting agreement, if we terminate the Executive Chairman’s Board service other than for cause, the Executive Chairman is entitled to the base retainer for the twelve-month period following the effective date of termination. The Executive Chairman is also entitled to certain other stock option payments upon such termination, and to certain benefits in the case the termination is due to long-term disability. Under the Executive Chairman’s consulting agreement, as amended, the Executive Chairman is entitled to 3.33% of future gross proceeds actually received by the Company during the first five (5) years from consummation of a commercial transaction or sale, as defined in the amended agreement. Such commissions will be paid once the aggregate consideration actually received by the Company in respect of such transactions will equal or exceed $20 million.

As approved by our shareholders at the 2021 annual general meeting of shareholders, for the year ended December 31, 2023, the non-executive directors (namely, all directors other than Mr. Novik) were paid an annual fee of NIS 66,828 (approximately $18,425) and a per meeting fee of NIS 1,993 (approximately $550) until June 30, 2023, , which thereafter increased to an annual fee of NIS 67,580 (approximately $18,632) and a per meeting fee of NIS 2,490 (approximately $686) until June 30, 2024, which amounts will thereafter increase annually by 25% up to the maximum fixed amount payable from time to time by us under the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000.

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

Under our Amended and Restated Articles of Association, the Board must consist of at least five and not more than eleven directors. The Board of the Company is currently composed of six members, and includes Mr. Shai Novik, Dr. Abraham (Avri) Havron, Dr. Gili Hart, Dr. Roger Pomerantz, Mr. Andrew Singer and Dr. Brian Schwartz. Mr. Shai Novik, Dr. Avri Havron and Dr. Gili Hart were nominated immediately after the closing of the Merger, Dr. Brian Schwartz was originally appointed in November 2020, Dr. Roger Pomerantz was originally appointed in May 2022 and Mr. Andrew Singer was originally appointed in April 2023. All of our directors were reelected at our annual general meeting of shareholders held on November 2, 2023, and will serve until our next annual general meeting of shareholders (a “General Meeting”) and until their respective successors are duly elected and qualified. Each of our directors shall be elected at an annual General Meeting and shall serve in his or her office until the next annual General Meeting, or until they cease to serve in their office in accordance with the provisions of our Amended and Restated Articles of Association or any law, whichever is the earlier.

Under the Companies Law, the Board must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements, sufficient to be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the Board must consider, among other things, the type and size of the company and the scope and complexity of its operations. The existing Board of the Company has determined that the Company requires one director with such expertise, and that both Mr. Shai Novik and Mr. Andrew Singer have such accounting and financial expertise.

None of our non-employee directors have any service contracts with the Company or any of our subsidiaries that provide for benefits upon termination of employment.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq such as the Company, are required to appoint at least two external directors, who meet the qualifications requirements set forth in the Companies Law.

However, pursuant to the Israeli Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel), 2000 (the “Relief Regulations”), if: (i) the company’s shares are listed on a foreign securities exchange which is referenced in the second or third addendum to the Israeli Securities Law, 1968, (the “Israeli Securities Law”), which include, among others, the NASDAQ Capital Market; (ii) the company does not have a controlling shareholder (as such term is defined in the Companies Law); and (iii) the company satisfies the requirements of the laws in the foreign jurisdiction where the company’s shares are listed, as they apply to companies incorporated in such jurisdiction, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, the board of directors of such company may elect to “opt out” of the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time of appointment of a director all members of the board of directors are of the same gender). In accordance with the Relief Regulations, our Board elected to “opt out” from such requirements of the Companies Law, such that following the Board’s determination, we do not have external directors and must comply with U.S. laws (including the applicable Nasdaq Listing Rules) governing the appointment of independent directors and the composition of the audit committee and compensation committee applicable to domestic U.S. issuers.

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

Board Committees

Audit Committee

The Companies Law requires public companies to appoint an audit committee. In accordance with the Relief Regulations described above, we elected to “opt out” from the Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee. Under such exemption, among other things, our audit committee is required to comply with the audit committee composition requirements under U.S. laws (including applicable Nasdaq Listing Rules and SEC rules) as applicable to U.S. domestic issuers.

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

The audit committee of the Company (the “Audit Committee”) consists of three members, all of whom are independent under the listing standards of the Nasdaq Listing Rules and are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. The members of the Audit Committee are Dr. Avri Havron (as Chairman of the Audit Committee), Dr. Gili Hart and Mr. Andrew Singer. The Board of the Company has determined that Mr. Singer is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Listing Rules. All the members of the Audit Committee meet the requirements for financial literacy under the applicable Nasdaq Listing Rules.

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

Compensation Committee

Under the Companies Law, the board of directors of Israeli publicly traded companies are required to appoint a compensation committee. In accordance with the Relief Regulations described above, we elected to “opt out” from the Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee. Under such exemption, among other things, our compensation committee is required to comply with the compensation committee composition requirements under U.S. laws (including applicable Nasdaq Listing Rules and SEC rules) as applicable to U.S. domestic issuers.

Under the Nasdaq Listing Rules, the Company is required to maintain a compensation committee consisting entirely of independent directors.

The compensation committee of the Company (the “Compensation Committee”) consists of three members, Dr. Roger Pomerantz (as Chairman of the Compensation Committee), Dr. Avri Havron and Dr. Gili Hart, all of whom are independent under the listing standards of the Nasdaq Listing Rules.

The responsibilities of the compensation committee as set forth in the Companies Law include the following:

●	To recommend to the Board of Directors as to a compensation policy for office holders of the company, as well as to recommend, once every three years, any extensions to a compensation policy that was adopted for a period of more than three years;

●	To review the implementation of the compensation policy by the company, and periodically recommend to the Board of Directors as to any updates to the compensation policy which may be required;

●	To approve transactions relating to terms of office and employment of certain company office holders, which require the approval of the compensation committee pursuant to the Companies Law; and

●	To exempt, under certain circumstances, a transaction relating to terms of office and employment with our chief executive officer from the requirement of approval of the shareholders meeting.

Compensation Policy

Under the Companies Law, following the compensation committee’s recommendations, the board of directors is required to establish a compensation policy, which includes a framework for establishing the terms of office and employment of the office holders and guidelines with respect to the structure of the variable pay of office holders. Such guidelines are the basis for adequate balance between the components of compensation, which exists when a linkage is maintained between compensation and performance and the creation of value for shareholders in the Company, while maintaining the Company’s ability to recruit and retain talented officeholders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component (base salary and additional benefits) and the variable component and capital compensation avoids placing an exaggerated emphasis on one component.

Under the Companies Law, a company’s compensation policy shall be determined based on, and take into account, the following parameters:

●	Advancement of the goals of the company, its working plan and its long term policy;

●	The creation of proper incentives for the office holders while taking into consideration, among other things, the company’s risk management policies;

●	The company’s size and nature of its operations;

●	The contributions of the relevant office holders in achieving the goals of the company and profit in the long term in light of their positions;

●	The education, skills, expertise and achievements of the relevant office holders;

●	The role of the office holders, areas of their responsibilities and previous agreements with them;

●	The correlation of the proposed compensation with the compensation of other employees of the company, and the effect of such differences in compensation on the employment relations in the company; and

●	The long term performance of the office holder.

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

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation – (i) with the exception of office holders who report directly to the chief executive officer, basing the compensation on long term performance and measurable criteria (though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the office holder to the company, in the amount of up to three month salaries of the relevant office holder on an annual basis); (ii) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (b) setting forth clawback rules requiring an office holder to return amounts paid in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in a restatement of the company’s financial statements; (c) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (d) setting a cap on grants or benefits paid upon termination.

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation committee is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which one of the following must be met:

(i)	the majority of the votes voted in favor of the proposal includes at least a majority of all the votes of shareholders who are not controlling shareholders of the company and shareholders who do not have a personal interest in the compensation policy and participating in the vote; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

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

Nonetheless, even if the shareholders of the company do not approve the compensation policy, the board of directors of a company may approve the compensation policy, provided that the compensation committee and, thereafter, the board of directors determined, based on detailed, documented, reasons and after discussing again the compensation policy, that the approval of the compensation policy is for the benefit of the company.

Nominating Committee

We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our Board (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.

In May 2022, our Board established a non-independent nominating committee (the “Nominating Committee”), whose role is (among other things) to identify and recommend director nominees for election by the shareholders, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors and the criteria for the selection of new members of the Board of Directors. The Board, however, retains the power and authority to exercise the authority of the Nominating Committee at any time. The Nominating Committee currently consists of two members, Mr. Shai Novik (as Chairman of the Nominating Committee) and Dr. Gili Hart.

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

6.D. Employees

As of December 31, 2023, the Company had 49 full time employees. In addition, the Company’s former Chief Scientific & Medical Officer provides consulting services on a part-time basis pursuant to a consulting agreement. Forty-one of the Company’s employees are currently involved in product development, and 8 provide general and administrative services. All of these employees are located in Israel. As a result of the implementation of the Company’s strategic reprioritization plan, during 2023 and through the date of this Annual Report on Form 20-F the Company reduced its workforce by approximately 50%.

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

6.E. Share ownership

Equity Incentive Plans

Pursuant to the merger agreement with Bioblast, all outstanding Enlivex R&D options that were unexercised immediately prior to the Merger were assumed by the Company in the Merger and are administered under the pre-Merger Bioblast 2013 Incentive Option Plan (the “2013 Plan”). As of December 31, 2023, there were a total of options to purchase 500 ordinary shares outstanding under the 2013 Plan, which are exercisable at a weighted average exercise price of $90.16 per share. No additional awards may be issued under the 2013 Plan.

In May 2014, we adopted the 2014 Plan. Following the adoption of the 2019 Plan, as described below, no additional awards may be granted under the 2014 Plan.

In June 2019, we adopted the 2019 Plan, under which all ordinary shares that remained available for future grant under all existing plans were reserved for issuance with respect to awards that may be granted under the 2019 Plan.

As of December 31, 2023, aggregate options to purchase 2,842,496 ordinary shares were issued and outstanding under the 2014 Plan and the 2019 Plan and 621,135 RSUs were issued and outstanding under the 2019 Plan, and 1,094,438 ordinary shares remained available for future issuance under the 2019 Plan. Of such outstanding options, a total of 2,245,993 options to purchase ordinary shares were vested as of that date, with a weighted average exercise price of $5.53 per share.

The 2019 Plan is administered by our Board of Directors, which shall determine, subject to Israeli law, the grantees of awards and various terms of the grant. The 2019 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961 (the “Ordinance”).

Options and RSUs granted under the 2019 Plan to Israeli employees have been granted under the capital gains track of Section 102 of the Ordinance. Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders, to receive favorable tax treatment for compensation, including in the form of options or RSUs. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee (without a trustee). Section 102(b)(2) of the Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or RSUs. In order to comply with the terms of the capital gains track, all options and RSUs granted under the 2013 and 2019 Plans pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the ordinary shares issued upon exercise of these options or vesting of the RSUs and other shares received subsequently following any realization of rights with respect to such options or RSUs, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

Options and RSUs granted under the 2019 Plan will generally vest over four years commencing on the date of grant, such that 25% vest after one year and thereafter, the options or RSUs vest in three equal annual installments (every 12 months), each equal to 25% of the shares subject to the option or RSU granted, over three years. Options that are not exercised within ten years from the grant date expire, unless otherwise determined by the Board of Directors or its designated committee, as applicable. In case of termination for reasons of disability or death, the grantee or his legal successor may exercise options that have vested prior to termination within a period of six to twelve months from the date of disability or death. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options and unvested RSUs will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options or RSUs return to the pool for reissuance.

In the event of a merger or consolidation of our company subsequent to which we shall no longer exist as a legal entity, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then any outstanding option and RSU shall be assumed, or an equivalent option or RSU shall be substituted, or the right to receive consideration, by such successor corporation or an affiliate thereof or, in case the successor corporation refuses to assume or substitute the option, our Board of Directors or its designated committee may (a) provide the grantee with the opportunity to exercise the option as to all or part of the shares, vested or otherwise, and/or (b) determine that all or a portion of any outstanding option and RSU shall be canceled upon consummation of the transaction and the holders thereof will receive consideration, or no consideration; and/or (c) determine that an adjustment or interpretation of the terms of the awards shall be made to facilitate the transaction.

Copies of the 2013 Plan, the 2014 Plan and the 2019 Plan are filed as exhibits to this Annual Report on Form 20-F.

See also Item 7.A. “Major Shareholders” below.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table and the related notes present information with respect the beneficial ownership of the Company’s ordinary shares as of March 31, 2024 by:

●	each shareholder known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares;

●	each director of the Company;

●	each executive officer of the Company; and

●	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The percentage of ordinary shares beneficially owned is based on 18,811,781 ordinary shares issued and outstanding as of March 31, 2024

Ordinary shares of the Company that may be acquired by an individual or group within 60 days of March 31, 2024, pursuant to the exercise of the Company’s outstanding options or warrants or the vesting of outstanding RSUs, are deemed outstanding for the purposes of computing the percentage of ordinary shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of ordinary shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
The Company’s 5% or Greater Shareholders (other than Directors and Executive Officers)
KIP Global Pharma-Ecosystem Private Equity Fund	1,421,326	7.56%

Directors and Executive Officers
Shai Novik (1)	1,706,125	8.64%
Roger Pomerantz (2)	37,500	*
Oren Hershkovitz (3)	190,495	*
Dror Mevorach (4)	587,583	3.07%
Shachar Shlosberger (5)	17,857	*
Avri Havron (6)	233,578	1.24%
Gili Hart (7)	70,712	*
Andrew Singer	-	-
Brian Schwartz (8)	33,049	*
All directors and executive officers as a group (9 persons)	2,876,899	14.06%

*	Less than 1%.

(1)	Includes 932,092 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 31, 2024, of which 132,979 options expire in January 2025 and have an exercise price of $2.69, 145,238 options expire in December 2027 and have an exercise price of $6.22, 250,000 options expire in May 2030 and have an exercise price of $3.66, 250,000 options expire in May 2031 and have an exercise price of $12.23, and 153,875 options expire in November 2032 and have an exercise price of $5.34.

(2)	Includes 37,500 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 31, 2024, which expire in November 2032 and have an exercise price of $5.967.

(3)	Includes 165,000 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 31, 2024, of which 150,000 options expire in November 2029 and have an exercise price of $8.19 and 15,000 options expire in November 2032 and have an exercise price of $5.34.

(4)	Includes 345,238 shares underlying options currently exercisable or exercisable within 60 days from March 31, 2024, of which 200,000 options expire in January 2025 and have an exercise price of $2.69, 121,032 options expire in December 2027 and have an exercise price of $6.22, and 24,206 options expire in January 2028 and have an exercise price of $6.22. Dr. Mevorach stepped down from his position as the Company’s Chief Science & Medical Officer as of March 1, 2024, but remains with the Company as a scientific advisor and a consultant.

(5)	Includes 938 RSUs that vest within 60 days from March 31, 2024 and 15,043 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 31, 2024, of which 1,937 options expire in April 2026 and have an exercise price of $2.69, 1,452 options expire in March 2027 and have an exercise price of $2.69, 1,452 options expire in December 2027 and have an exercise price of $6.22, 1,452 options expire in December 2028 and have an exercise price of $10.12, 5,000 options expire in March 2030 and have an exercise price of $4.68, and 3,750 options expire in March 2032 and have an exercise price of $5.34.

(6)	Includes 54,038 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 31, 2024, of which 53,192 expire in January 2025 and have an exercise price of $2.69 and 846 options expire in November 2032 and have exercise price of $5.34.

(7)	Includes 67,336 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 31, 2024, of which 66,490 expire in January 2025 and have an exercise price of $2.69 and 846 options expire in November 2032 and have exercise price of $5.34.

(8)	Includes 31,221 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 31, 2024, of which 30,375 expire in November 2030 and have an exercise price of $9.02 and 846 options expire in November 2032 and have exercise price of $5.34.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report on Form 20-F, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

According to our transfer agent, as of March 31, 2024, there were 72 record holders of our ordinary shares, among whom are 4 U.S. resident shareholders of record (including Cede & Co., the nominee of the Depositary Trust Company, holding 87.6% of our outstanding ordinary shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares are held by brokers or other nominees. None of our shareholders has different voting rights from other shareholders.

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

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder, a transaction with a third party in which the office holder has a personal interest, and an action of an office holder that would otherwise be deemed a breach of duty of loyalty requires approval by the board of directors. Our Amended and Restated Articles of Association do not provide otherwise. If the transaction or action considered is (i) an extraordinary transaction or (ii) an action of an office holder that would otherwise be deemed a breach of duty of loyalty and may have a material impact on a company’s profitability, assets or liabilities, then audit committee approval is required prior to approval by the board of directors.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at the meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, or, unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be in attendance to present the transaction that is subject to approval. If a majority of the directors have a personal interest in the matter, such matter also requires approval of the shareholders of the company.

Compensation of directors and executive officers

Under the Companies Law, a transaction with an office holder in a public company regarding his or her terms of office and employment should be determined in accordance with the company’s compensation policy. Nonetheless, a company may, under special circumstances, approve the terms of office and employment that are not in line with the approved compensation policy. The following are required for the approval of the terms of office or employment of the officers of a public company:

Executive officers other than the Chief Executive Officer. A transaction with an office holder in a public company that is neither a director nor the chief executive officer regarding his or her terms of office and employment requires approval by the (i) compensation committee; and (ii) the board of directors. Approval of terms of office and employment for such officers which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to the approval of a compensation policy, and (ii) the shareholders of the company have approved the terms by means of the special majority requirements set forth in the Companies Law (the “Special Majority Requirements”), pursuant to which the shareholder approval must either include at least a majority of the shares held by non-controlling shareholders and disinterested shareholders, present and voting on the matter (without taking abstaining votes into account), or, alternatively, the total shares of the non-controlling shareholders and disinterested shareholders who vote against the transaction must not represent more than 2% of the voting rights in the company. However, the transaction may still be approved despite shareholder objection, provided that the company’s compensation committee and thereafter the board of directors have determined to approve the proposal, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder objection into consideration.

Chief Executive Officer. A transaction with the chief executive officer of a public company regarding his or her terms of office and employment requires approval by (i) the compensation committee; (ii) the board of directors; and (iii) the shareholders by the Special Majority Requirements. Approval of terms of office and employment for the chief executive officer which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to the approval of a compensation policy and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above. However, a transaction with a chief executive officer that is not approved by shareholders may still be approved despite shareholder objection, provided that the company’s compensation committee and thereafter the board of directors have determined to approve the proposal, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder objection into consideration. In addition, the compensation committee may exempt from shareholder approval a transaction regarding the terms of office and employment of a candidate for the office of chief executive officer where such officer has no relationship with the controlling shareholder or the company, if it has found, based on detailed reasons, that bringing the transaction to the approval of the shareholders would impede the employment of such candidate by the company. Such approval may be given only in respect of terms of office and employment which are in accordance with the company’s compensation policy.

Directors. A transaction with a director regarding his or her terms of office and engagement requires approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to the approval of a compensation policy and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirements, as detailed above. In addition, pursuant to a relief provided under the Companies Regulations (Relief in Interested Party Transactions), 2000, the compensation committee may exempt the transaction regarding terms of office and engagement with a non-executive director, if the compensation committee and board of directors determined that such terms of office are only for the benefit of the company, or if the compensation terms of the director do not exceed the maximum compensation paid to external directors pursuant to the applicable regulations.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. The definition of “controlling shareholder” in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the chief executive officer, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

Under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as regarding the terms of services provided by a controlling shareholder or his or her relative, directly or indirectly (including through a corporation controlled by a controlling shareholder), the terms of employment of a controlling shareholder or his or her relative who is employed by the company and who is not an office holder and the terms of service and employment, including exculpation, indemnification or insurance, of a controlling shareholder or his or her relative who is an office holder require the approval of each of (i) the audit committee or the compensation committee with respect to terms of service and employment by the company as an office holder, employee or service provider, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements: (a) at least a majority of the shares held by shareholders who have no personal interest in the transaction and who are present and voting at the meeting on the matter are voted in favor of approving the transaction, excluding abstentions; or (b) the shares voted against the transaction by shareholders who have no personal interest in the transaction who are present and voting at the meeting represent no more than 2% of the voting rights in the company.

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

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, relating to terms of service or employment, that would otherwise require approval of the shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors.

Significant Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the Board and the shareholders by a simple majority. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder (within the meaning of the Companies Law) or if all of the following conditions are met: (i) the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance; (ii) some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and (iii) the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights. However, pursuant to the Relief Regulations, the foregoing shareholder approval requirements shall not apply to a company whose shares are listed on a foreign exchange referenced in the second or third addendum to the Israeli Securities Law (which include, among others, the NASDAQ Capital Market), if the law of the foreign jurisdiction sets forth requirements regarding the approval of private placements and the company complies with such requirements as they apply to companies incorporated in such foreign jurisdiction.

Certain Relationships and Related Party Transactions

The following is a summary description of the material terms of those transactions with related parties to which we are party, and which were in effect since the beginning of the year ended December 31, 2023.

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

Agreements with Directors and Officers

Employment and consulting agreements. We have entered into written consulting and employment agreements with our Executive Chairman, our Chief Executive Officer and our Chief Financial Officer. See Item 6.B. “Directors, Senior Management and Employees—Compensation—Employment and Consulting Agreements with Executive Officers and Directors.”

Indemnification, Exculpation and Insurance. Our Amended and Restated Articles of Association permit us to exculpate, indemnify and insure each of our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and officers, exculpating them, to the fullest extent permitted by the Companies Law, from liability for monetary or other damages due to, or arising or resulting from, a breach of the duty of care to the Company and undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from certain acts performed by such directors and officers in their capacity as an office holder of the Company, our subsidiaries or affiliates. The indemnification is limited both in terms of amount and coverage. In addition, we have obtained directors’ and officers’ liability insurance with maximum coverage of $5 million in the aggregate for the benefit of the Company and our officers and directors. Such directors’ and officers’ liability insurance contains certain standard exclusions.

Options and restricted share units. We have granted options to purchase our ordinary shares and RSUs to our executive officers and directors. We describe our equity incentive plans under Item 6.E. “Directors, Senior Management and Employees—Share ownership—Equity Incentive Plans.”

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

The Companies Law imposes restrictions on our ability to declare and pay dividends. See Exhibit 2.1 to this Annual Report on Form 20-F under “Rights of Our Ordinary Shares––Dividend and Liquidation Rights” for additional information.

Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E. “Additional Information—Taxation— Israeli Taxation Considerations” below for additional information.

8.B. Significant changes

Except as disclosed elsewhere in this Annual Report on Form 20-F, there have been no other significant changes since December 31, 2023, until the date of the filing of this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Not applicable.

9.B. Plan of Distribution

Not applicable.

9.C. Market for Ordinary Shares

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “ENLV” and on the Tel Aviv Stock Exchange under the symbol “ENLV.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Articles of Association

A copy of our Amended and Restated Articles of Association is attached as Exhibit 1.1 to this Annual Report on Form 20-F. Other than as set forth below, the information called for by this Item is attached as Exhibit 2.1 to this Annual Report on Form 20-F and is incorporated by reference into this Annual Report on Form 20-F.

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

Share Capital

Our authorized share capital is NIS 18,000,000 divided into 45,000,000 ordinary shares with a nominal value of NIS 0.40 each. Our ordinary shares may be certificated or uncertificated, subject to the Companies Law.

Shareholders Meetings

Pursuant to the Companies Law, annual general meetings are required to be held at least once in every calendar year (within a period of 15 months after the holding of the last preceding annual general meeting), and at such time and place as may be determined by the Board of Directors. At a general meeting, decisions shall be adopted only on matters that were specified on the agenda.

The Companies Law provides that an extraordinary general meeting of shareholders may be called by the Board of Directors as it deems fit. In addition, the Board is required to convene an extraordinary general meeting of shareholders upon the written request of (i) two or more directors or 25% of the directors in office, or (ii) one or more shareholders holding, in the aggregate, at least (a) 5% of the issued share capital and 1% of the voting rights; or (b) 5% of the voting rights of the company. However, pursuant to the Relief Regulations, in the case of a company whose shares are listed on a foreign exchange referenced in the second or third addendum to the Israeli Securities Law (which include, among others, the NASDAQ Capital Market, such as us), the Board of Directors shall convene an extraordinary meeting of shareholders upon the written request of one or more shareholders holding, in the aggregate, at least (a) 10% of the issued share capital and 1% of the voting rights; or (b) 10% of the voting rights of the company, provided that if the law of the foreign jurisdiction, as it applies to companies incorporated in such jurisdiction, permit a shareholder holding less than 10% of the issued share capital or voting rights to request to convene such a shareholder meeting, the Relief Regulations shall not apply.

Shareholders entitled to participate and vote at our general meetings are the shareholders of record on a date to be determined by the Board of Directors, which, according to the Relief Regulations, as a company listed on an exchange outside Israel, may be between 4 and 60 days prior to the date of the meeting.

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

10.C. Material Contracts

For a description of our license agreements, see Item 4.B. “Business Overview––License Agreements” and for a description of the agreements related to our directors and officers, Item 6.B. “Compensation—Employment and Consulting Agreements with Executive Officers and Directors.”

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

Real capital gains derived by an Israeli company are generally subject to tax at the same rate as the corporate tax rate (currently 23%).

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

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that: (1) such income was not derived from a business conducted in Israel by the taxpayer (2) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (3) the taxpayer is not obliged to pay excess tax.

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “Treaty”), Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an approved enterprise under the Israel’s Law for the Encouragement of Capital Investments, 1959, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

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

In addition, under the Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless (1) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (2) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; (3) a shareholder who is an individual is present in Israel for a period or periods aggregating 183 days or more during a taxable year. In either case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable (subject to the receipt in advance of a valid certificate from the Israeli tax authorities); however, under the Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Treaty does not cover U.S. state or local taxes.

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

Excess Tax

Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 NIS for 2024 and thereafter (which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is the beneficial owner of such shares for U.S. federal income tax purposes and: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income tax regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury Regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase or hold our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except as explicitly discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is subject to special tax rules, including any U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities, commodities, or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity, qualified retirement plans, individual retirement accounts or other tax deferred accounts; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; (9) a person having a functional currency other than the U.S. dollar; (10) persons subject to special tax accounting rules under section 451(b) of the Code; (11) persons that generally mark their securities to market for U.S. federal income tax purposes; or (12) U.S. Holders that hold our ordinary shares in connection with a trade or business conducted outside the United States. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of the voting power or value of our shares. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered.

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

A U.S. Holder will generally be required to include in gross income as dividend income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Because we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that any distribution by us with respect to our ordinary shares will be reported to them as dividend income. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders whose total adjusted income exceeds certain income thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 20%, and for noncorporate U.S. Holders, whose total adjusted income does not exceed such thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For this purpose, “qualified dividend income” includes, among other things, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC. As described in the section below entitled “Passive Foreign Investment Companies,” if we were a PFIC in a year while a U.S. Holder held our ordinary shares, such ordinary shares remain an interest in a PFIC for all future years. The IRS takes the position that such rule will apply for purposes of determining whether the ordinary shares are an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. See discussion above under “Israeli Tax Considerations––Taxation of Our Shareholders––Dividends.” Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary income or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally constitute “passive category income”. Subject to certain conditions and limitations, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the value of the expected U.S. foreign tax credits. The rules relating to the determination of the U.S. foreign tax credit are complex. For example, U.S. Treasury Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets this requirement. U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Shares

The entire discussion in this section is subject to the discussion under the heading “Passive Foreign Investment Companies” below.

Upon the sale, exchange or other taxable disposition of our ordinary shares, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in the ordinary shares and the amount realized on the disposition of such ordinary shares (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other taxable disposition of ordinary shares will be long-term capital gain or loss if the United States Holder has a holding period of more than one year at the time of the disposition.

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

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, generally determined based upon the quarterly average of the value of our assets (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income

For this purpose, passive income generally consists of dividends, interest, certain rents and royalties, annuities and income from certain commodities transactions and from notional principal contracts. Passive assets are those assets that are held for production of passive income or do not produce income at all. Thus, cash will be a passive asset. Goodwill is an active asset to the extent attributable to activities that produce active income. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. If we are or become classified as a PFIC while a U.S. Holder holds shares of our stock, we generally will continue to be classified as a PFIC as to that U.S. Holder in later years even if we no longer satisfy the foregoing tests, unless the U.S. Holder makes a “deemed sale” election under the PFIC rules. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the ordinary shares the U.S. Holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the PFIC rules described below.

If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC (any such subsidiary, a “Lower-Tier PFIC”), a U.S. Holder will be deemed to own a proportionate amount (by value) of the shares of each such Lower-Tier PFIC and will be subject to U.S. federal income tax according to the excess distribution rules described below on (i) certain distributions by any Lower-Tier PFIC and (ii) dispositions of shares of any Lower-Tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. holder will not receive any proceeds of those distributions or dispositions.

Excess Distribution Regime. If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election,” or who has not elected to mark the shares to market (as discussed below), would, upon receipt of any “excess distribution” by us (generally, the excess of distributions received in a taxable year over 125% of the average of the annual distributions on our ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter) and upon disposition of our ordinary shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ordinary shares, subject to any amounts of such distribution or gain that are allocated to the current year or to any taxable year before the first day of the first taxable year in which we became a PFIC which would be treated as ordinary income. The tax liability for amounts allocated to years prior to the year of disposition or the “excess distribution” will be payable generally without regard to offsets from deductions, losses and expenses. Gains (but not losses) realized on the sale of a U.S. Holder’s ordinary shares cannot be treated as capital gains, even if the U.S. Holder holds the ordinary shares as capital assets. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

QEF Election. The PFIC taxation regime would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. In general, a QEF election is effective only if we make available certain required information, and we do not intend to provide such information; accordingly, a QEF election would not be available to U.S. Holders.

Mark-to-Market Regime. A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the Nasdaq, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares, subject to the limitation discussed below with respect to losses. A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of ordinary shares in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, with any excess treated as a capital loss). The PFIC interest charges do not apply to taxes arising from mark-to-market gains pursuant to such election. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”). U.S. Holders should be aware that there is also no provision in the Code, the U.S. Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly traded holding company effectively exempts stock of any Lower-Tier PFICs from the negative tax consequences arising from the “excess distribution” regime described above. Under current law, the mark-to-market election may be available to U.S. Holders because our ordinary shares are listed on the Nasdaq which should constitute a qualified exchange for this purpose, although there can be no assurance that the ordinary shares will be “regularly traded” for purposes of the mark-to-market election.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return if certain conditions are met and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed.

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

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (at a rate of 24% under current law) with respect to cash dividends and proceeds from a disposition of ordinary shares. In general, backup withholding will apply if a U.S. Holder fails to comply with specified identification procedures or if the U.S. Holder is otherwise subject to backup withholding. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to an interest in the ordinary shares, subject to certain exceptions. U.S. Holders are urged to consult their tax advisors regarding the application of these and other reporting requirements that may apply to their ownership of ordinary shares.

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

A non-U.S. Holder generally will be exempt from backup withholding but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

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

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants, like us, that file electronically with the SEC. The address of this website is http://www.sec.gov. Our SEC filings are also generally available to the public via the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, and the TASE website at http://www.maya.tase.co.il.

10.I. Subsidiary information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments. Our market risk exposure is primarily a result of foreign currency exchange rates. As of December 31, 2023, $16,036,000 of our net assets (i.e., total assets net of total liabilities) were denominated in NIS while our functional currency is the U.S. dollar. Changes of 5% in the U.S. dollar against the NIS exchange rate would increase or decrease our expenses by $802,000.

Interest Rate Risk

We are currently not exposed to significant interest rate risk. Our only interest-bearing financial assets are principally cash and cash equivalents, restricted cash and short-term interest-bearing deposits, which are invested in major banks in Israel. Given the short-term nature of these investments, we do not believe our sensitivity with respect to interest rate fluctuations is significant. Therefore, the effect of an increase or decrease in interest rates would only have an immaterial effect on our financial results.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar, and vice versa, because a considerable portion of our expenses are denominated in NIS. Our NIS expenses consist principally of payments made to employees, subcontractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in NIS. Our financial position, results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

As of December 31, 2023, we were not engaged in foreign currency hedging transactions. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currency. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART TWO

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on such evaluation, those officers concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Yarel + Partners, our principal independent registered public accounting firm, as stated in their report that appears herein.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Andrew Singer, a member of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Yarel + Partners, our principal independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
Audit fees (1)	$126,000	$129,000
Audit related fees (2)	13,000	—
Tax Fees (3)	17,000	21,000
All other fees	—	—
Total	$156,000	$150,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit-related fees relate to assurance and related services that traditionally are performed by the independent auditor including SEC filings, comfort letters, consents and comment letters in connection with regulatory filings.

(3)	Includes fees related to professional services in connection with tax returns and other tax related services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 30, 2023, our Board of Directors authorized a share repurchase program for up to an aggregate amount of $1.5 million of the Company’s outstanding ordinary shares, subject to court approval. On November 2, 2023, the Economic Department of the Tel Aviv District Court (the “Court”) approved the Company’s share repurchase program. The Court determined, in accordance with the Company’s motion, that the repurchase of shares under the program, if any, must be completed within 45 days following the Court’s approval. The Company did not purchase any shares under the share repurchase program, and the Company’s Board of Directors approved the extension of the share repurchase program until June 30, 2024, subject to Court approval. On January 17, 2024, the Court approved the Company’s motion to extend the share repurchase program until June 30, 2024, subject to compliance with applicable law.

Repurchases, if any, may be effected from time to time through open market purchases, including pursuant to a pre-set trading plan meeting the requirements of Rule 10b5-1(c) of the Exchange Act, privately negotiated transactions, pursuant to accelerated share repurchase agreements entered into with one or more counterparties, or otherwise.

During the year ended December 31, 2023, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request.

●	Quorum. Under our Amended and Restated Articles of Association and as permitted under the Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or through a voting deed, who hold at least 25% of our voting rights instead of 33 1/3% of the issued share capital required under Nasdaq requirements. At an adjourned meeting, the presence of any two shareholders present in person, by proxy or through a voting deed shall constitute a quorum.

●	Compensation of officers. We follow Israeli law and practice with respect to the approval of officer compensation. While our compensation committee currently complies with the provisions of the Nasdaq Listing Rules relating to composition requirements and Israeli law generally requires that the compensation of the chief executive officer and all other executive officers be approved, or recommended to the board for approval, by the compensation committee (and in certain instances, shareholder approval is required), Israeli law includes relief from compensation committee approval in certain instances. For details regarding the approvals required under the Israeli Companies Law and regulation promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law—Compensation of directors and executive officers.” For details regarding the approvals required under the Israeli Companies Law for the approval of compensation of controlling shareholders, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Disclosure of personal interests of a controlling shareholder and approval of transactions.”

●	Nomination of directors. Israeli law and our Amended and Restated Articles of Association do not require director nominations to be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules. We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which directors are recommended by the board of directors for election by shareholders (other than directors elected by our Board of Directors to fill a vacancy). Our Board of Directors has established a non-independent Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law rather than pursuant to Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval would otherwise generally be required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) in a private placement if such equity is issued and sold at below the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the applicable binding agreement; and (y) the average Nasdaq Official Closing Price (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the applicable binding agreement. Under the Israeli Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors. For details regarding the approvals required under the Israeli Companies Law and regulation promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Compensation of directors and executive officers.” For details regarding the approvals required under the Israeli Companies Law for the approval of transactions with and compensation of controlling shareholders, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Disclosure of personal interests of a controlling shareholder and approval of transactions.” For details regarding the approvals required under the Israeli Companies Law and regulations promulgated thereunder for the approval of significant private placements, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Significant Private Placements.”

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see Item 3.D. “Risk Factors – Risks Related to the Ownership of Our Ordinary Shares - As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and maintain cybersecurity risk management protocols and policies intended to protect the confidentiality, integrity, and availability of our critical systems and information and to manage risks related to our network and cloud security, including security measures and controls to identify, protect and detect cybersecurity risks, and to respond to, and recover from cybersecurity incidents. We provide cybersecurity awareness training for our employees and all new employees must confirm receipt and review of our protocols and policies.

We have engaged a third-party to provide operational support for cybersecurity risks and to assess, test or otherwise assist with aspects of our security controls, including our exposure to risks from use of third party service providers, on an ongoing basis. This forms a critical part of our risk management strategy, which we believe facilitates effective management and mitigation of risks and ensures adherence to applicable regulatory and industry standards.

As of the date of this report, we do not believe that any risks from cybersecurity threats have materially affected, or are reasonably likely to materially affect, us, including our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see Item 3.D. “Risk Factors – Risks Related to Our Business, Industry and Regulatory Requirements - Significant disruptions of information technology systems, cyberattacks and other security breaches could compromise our proprietary and confidential information, which could harm our business and reputation.”

Cybersecurity Governance

Our audit committee provides oversight of our cybersecurity risk management and of our protocols and processes for managing cybersecurity risks in the context of overall risk management oversight.

Our cybersecurity risk management and the related protocols and processes are overseen by our management team, which will provide applicable updates to our audit committee regarding cybersecurity threats if and when they materialize, or upon the occurrence of any cybersecurity incident. Our management team is responsible for the supervision of our retained external cybersecurity consultants, who oversee the systems upon which we rely to identify cybersecurity incidents.

PART THREE

ITEM 17. FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item 17.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, the related notes thereto, and the Report of Independent Public Accountants are filed as a part of this Annual Report on Form 20-F.

Audited Financial Statements

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1*	Amended and Restated Articles of Association of the Company

2.1*	Description of Ordinary Shares

4.1	Bioblast Pharma Ltd. 2013 Incentive Option Plan, as amended (filed as Exhibit 4.1 to Form 20-F filed on March 29, 2016 (File No. 001-36578), and incorporated herein by reference).

4.2	Enlivex Therapeutics Ltd. 2014 Global Share Incentive Plan (filed as Exhibit 4.2 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.3	Enlivex Therapeutics Ltd. 2019 Global Share Incentive Plan (filed as Exhibit 4.3 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.4	Form of Indemnification Agreement (filed as Exhibit 4.5 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.5	Agreement between the Company and A.S. Novik, dated as of September 7, 2018 (filed as Exhibit 4.6 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.6	Employment Agreement between the Company and Oren Hershkovitz, dated as of November 16, 2019 (filed as Exhibit 4.8 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.7	Employment Agreement between the Company and Shachar Shlosberger, dated as of May 3, 2016 (filed as Exhibit 4.8 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.8	Consulting Agreement between the Company, Hadasit Medical Research Services and Development and Dror Mevorach, dated as of January 1, 2017 (filed as Exhibit 4.9 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.9	License Agreement between the Company and Tolaren Ltd., dated as of April 30, 2008 (filed as Exhibit 4.10 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.10	License Agreement between the Company, Hadasit Medical Research Services and Development Ltd. And Yissum Research and Development Company Ltd., dated as of March 12, 2006 (filed as Exhibit 4.11 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.11	Contingent Value Rights Agreement, dated November 19, 2018 (filed as Exhibit 99.2 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference).

4.12†	Research Agreement, between the Company and Cell Generation (C-G) Ltd., dated May 12, 2019 (filed as Exhibit 4.15 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.13	Form of Placement Agent Warrant in the February 2020 offering (filed as Exhibit 4.1 to Form 6-K filed on February 26, 2020 (File No. 001-36578), and incorporated herein by reference).

4.14	Form of Underwriter Warrant in the February 2021 offering (filed as Exhibit 10.1 to Form 6-K filed on February 12, 2021 (File No. 001-36578), and incorporated herein by reference).

4.15	Amendment, dated as of effective as of January 1, 2020, to the Consulting Agreement by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd. (filed as Exhibit 4.24 to Form 20-F filed on April 30, 2021 (File No. 001-36578), and incorporated herein by reference).

4.16	Second Amendment to the Consulting Agreement by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd, dated November 4, 2021 (filed as Exhibit 4.25 to Form 20-F filed on April 29, 2022 (File No. 001-36578) and incorporated by reference).

4.17	Sales Agreement, dated December 30, 2022, by and among Enlivex Therapeutics Ltd. and Cantor Fitzgerald & Co. and JMP Securities LLC (filed as Exhibit 10.1 to Form 6-K filed on December 30, 2022 (File No. 001-36578), and incorporated herein by reference).

4.18*	Agreement, dated as of March 31, 2024, by and between Enlivex Therapeutics R&D Ltd. and BioHarvest Ltd.

8.1*	List of Subsidiaries of Enlivex Therapeutics Ltd.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1+	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2+	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Yarel + Partners

97.1*	Enlivex Therapeutics Ltd. Executive Officer Clawback Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Defeinition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
+	Furnished herewith.
†	Portions of the exhibit have been omitted because such information is both (i) not material and (ii) could be competitively harmful if publicly disclosed.

SIGNATURES

Enlivex Therapeutics Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Enlivex Therapeutics Ltd.

By:	/s/ Oren Hershkovitz
Oren Hershkovitz
Chief Executive Officer

Date: April 30, 2024

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ENLIVEX THERAPEUTICS LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Enlivex Therapeutics Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements).

We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the respective accounts or disclosures to which they relate.

Liquidity and capital resources

Description of the matter -

As discussed in Note 1 to the consolidated financial statements, the Company has incurred operating losses and negative cash-flow from operations since inception. The Company’s operations are dependent on its ability to raise additional funds. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its product candidates. Management has concluded that, based on its cash and cash equivalents and bank deposits as of December 31, 2023 and its current projections and plans, the Company will be able to satisfy its liquidity requirements for at least 12 months from the date these financial statements were issued.

The Company has been funded primarily through offerings of the Company’s securities. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, based on a prioritized plan that will result in negative cash flows from operating activities.

The principal considerations for our determination that performing procedures related to liquidity and capital resources is a critical audit matter are the estimation and execution uncertainty regarding the Company’s future cash flows and management’s judgments and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to fund its operations for at least the next 12 months. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

How we addressed the matter in our audit -

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included, among others, testing the reasonableness of the forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund its operations for at least the next 12 months. We assessed the appropriateness of the forecast assumptions by comparing prior period forecasts to actual results, inquiring of management regarding the mitigating actions to reduce costs and manage cash flows and assessing whether the mitigating actions were within the Company’s control, testing the underlying data generated to prepare the forecast scenarios and determined whether there was adequate support for the assumptions underlying the forecast.

Accrued pre-clinical and clinical trial expenses

Description of the matter -

As discussed in Note 2 to the consolidated financial statements, the Company records costs for pre-clinical and clinical trial activities based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by the contract research organizations and other vendors.

Auditing the Company’s accruals for pre-clinical and clinical trial activities is challenging due to the fact that information necessary to estimate the accruals for the services that have been received during the reporting period is accumulated from multiple sources, including the Company’s personnel who oversee the pre-clinical and clinical trial activities, information from service providers and terms and conditions included in the contracts with the service providers. In addition, in certain circumstances, the determination of the nature and level of services that have been received during the reporting period requires judgment because the historical timing and pattern of vendor invoicing does not correspond to the level of services provided, and there may be delays in invoicing from pre-clinical and clinical study sites and other vendors.

How we addressed the matter in our audit –

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls that addressed the identified risks related to the Company’s process for recording accrued pre-clinical and clinical trial expenses. Our procedures also included, among others, reviewing agreements and contract amendments entered into with vendors in connection with conducting clinical trials, evaluating the significant assumptions described above and the methods used in developing the clinical trial estimates, and calculating the amounts that were unpaid at the balance sheet date. We confirmed selected liabilities recorded directly with the third parties involved in performing research and development services on behalf of the Company. We also made direct inquiries of financial and clinical trial personnel regarding status and progress of clinical trials. We compared the current estimate of expenses incurred to estimates previously made by management and assessed the historical accuracy of management’s previous estimates. We also examined invoices issued and payments made to service providers after the consolidated balance sheet date.

/s/ Yarel + Partners

Yarel + Partners

Certified Public Accountants (Isr.)

Tel-Aviv, Israel

March 25, 2024

We have served as the Company’s auditor since 2013.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2023	2022

ASSETS
Current Assets
Cash and cash equivalents (note 3)	$813	$49,945
Short-term interest-bearing deposits (note 4)	26,507	299
Prepaid expenses and other receivables (note 5)	1,336	2,086
Assets classified as held for sale (note 16)	5,108	-
Total Current Assets	33,764	52,330

Non-Current Assets
Property and equipment, net (note 6)	1,539	9,875
Other assets (notes 7 & 9)	1,528	5,437
Total Non-Current Assets	3,067	15,312
TOTAL ASSETS	$36,831	$67,642

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade (note 14)	$827	$1,948
Accrued expenses and other liabilities (note 8)	4,001	4,659
Liability classified as held for sale (note 16)	1,233	-
Total Current Liabilities	6,061	6,607

Non-Current Liabilities
Other long-term Liabilities (note 9)	686	4,194
Total Non-Current Liabilities	686	4,194

Commitments and Contingent Liabilities (note 10)

TOTAL LIABILITIES	6,747	10,801

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.40 par value: (note 11) Authorized: 45,000,000 shares as of December 31, 2023 and 2022; Issued and outstanding: 18,598,555 and 18,421,852 as of December 31, 2023 and 2022, respectively;	2,137	2,117
Additional paid in capital	138,939	136,648
Foreign currency translation reserve	1,101	1,101
Accumulated deficit	(112,093)	(83,025)
TOTAL SHAREHOLDERS’ EQUITY	30,084	56,841
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$36,831	$67,642

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021

Revenues	$-	$-	$-

Operating expenses:
Research and development expenses, net (note 17a)	19,012	18,693	12,881
General and administrative expenses (note 17b)	6,139	7,104	6,407
Loss on disposal group of assets held for sale	4,244	-	-
	29,395	25,797	19,288

Operating loss	(29,395)	(25,797)	(19,288)

Finance income (expenses), net (note 17c)	327	(5,263)	4,820

Net loss	$(29,068)	$(31,060)	$(14,468)

Other comprehensive gain
Exchange differences arising from translating financial statements from functional to presentation currency	-	-	124
Total other comprehensive gain	-	-	124
Total comprehensive loss	$(29,068)	$(31,060)	$(14,344)

Basic & diluted loss per share	$(1.56)	$(1.69)	$(0.81)
Weighted average number of shares outstanding	18,574,484	18,394,886	17,859,713

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional	Currency
	Number of shares	Share capital	paid in capital	translation reserve	Accumulated deficit	Total

JANUARY 1, 2021	14,587,934	1,646	70,361	977	(37,497)	35,487

Issuance of shares and warrants for cash consideration of $57,629 net of $4,455 issuance costs	2,848,629	352	52,822	-	-	53,174
Exercise of options	39,131	5	101	-	-	106
Exercise of warrants	855,813	104	7,598	-	-	7,702
Stock based compensation	-	-	2,914	-	-	2,914
Other comprehensive loss	-	-	-	124	-	124
Net loss	-	-	-	-	(14,468)	(14,468)

DECEMBER 31, 2021	18,331,507	2,107	133,796	1,101	(51,965)	85,039

Exercise of options	22,875	3	147	-	-	150
Restricted stock units vested	67,470	7	(7)	-	-	-
Stock based compensation	-	-	2,712	-	-	2,712
Net loss	-	-	-	-	(31,060)	(31,060)

DECEMBER 31, 2022	18,421,852	2,117	136,648	1,101	(83,025)	56,841

Issuance of shares for cash consideration of $513 net of $153 issuance costs	124,171	15	345	-	-	360
Restricted stock units vested	52,532	5	(5)	-	-	-
Stock based compensation	-	-	1,951	-	-	1,951
Net loss	-	-	-	-	(29,068)	(29,068)

DECEMBER 31, 2023	18,598,555	$2,137	$138,939	$1,101	$(112,093)	$30,084

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net loss	$(29,068)	$(31,060)	$(14,468)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	835	777	546
Capital gain on sale of property and equipment	(20)
Loss (income) on marketable securities and short-term bank deposits	(343)	1,983	(5,590)
Loss on assets and liabilities classified as held for sale	4,244	-	-
Non-cash operating lease expenses	696	831	413
Share-based compensation	1,951	2,712	2,914
Changes in operating asset and liability items:
Increase (decrease) in prepaid expenses and other receivables	608	278	(1,249)
(Decrease) increase in accounts payable trade	(1,121)	1,168	442
(Decrease) increase in accrued expenses and other liabilities	(350)	684	(466)
Decrease in liability classified as held for sale	(101)	-	-
Operating lease liabilities	(854)	(1,326)	(84)
Net cash used in operating activities	(23,523)	(23,953)	(17,542)

Cash flows from investing activities
Purchase of property and equipment	(236)	(8,122)	(1,625)
Proceeds from sale of property and equipment	133	-	-
Investment in short-term interest-bearing bank deposits	(26,166)	(299)	-
Release of short-term interest-bearing bank deposits	301	10,004	20,030
Purchases of marketable securities	-	(1,608)	(104,417)
Proceeds from sale of marketable securities	-	62,549	47,604
Net cash provided by (used in) investing activities	(25,968)	62,524	(38,408)

Cash flows from financing activities
Proceeds from issuance of shares and warrants, net	360	-	53,174
Proceeds from exercise of warrants	-	-	7,702
Proceeds from exercise of options	-	150	106
Net cash provided by financing activities	360	150	60,982

Increase (decrease) in cash, cash equivalents and restricted cash	(49,131)	38,721	5,032
Cash, cash equivalents and restricted cash - beginning of year	50,357	11,636	7,012
Exchange rate differences on cash, cash equivalents and restricted cash	-	-	(408)
Cash, cash equivalents and restricted cash - end of year	$1,226	$50,357	$11,636
Supplemental disclosures of cash flow information:

Cash paid for taxes	$-	$-	$-
Cash received for interest, net	$1,565	$835	$120

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

The Company is a clinical stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include, sepsis, osteoarthritis and others.

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

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception, and, as of December 31, 2023, had an accumulated deficit of $112.1 million.

The Company expects to continue to incur losses for at least the next several years, and the Company will need to raise debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates and may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms.

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

On August 30, 2023 the Company approved its strategic reprioritization and cash preservation plan, including a change to its internal clinical development indications and a related reduction of the Company’s workforce followed by certain additional strategic actions.

The Company’s management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months following the filing of these financial statements with the U.S. Securities and Exchange Commission. The Company may determine, however, to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

c.	Approval of financial statements

These financial statements were approved by the Board on March 28, 2024.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023 have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Any reference in these notes to applicable guidance refers to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The accompanying consolidated financial statements include the accounts of the Company and Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd., its wholly owned subsidiaries incorporated in Israel, and Enlivex Therapeutics Inc., its wholly owned subsidiary incorporated in the State of Delaware.

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

Functional currency and translation to the reporting currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate in the foreseeable future. The functional currency of Enlivex Therapeutics R&D Ltd. was the New Israeli Shekel (“NIS”) until September 30, 2021. The Company reassessed the functional currency and determined that the U.S. dollar would be the functional currency prospectively from September 30, 2021. Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities incurred after September 30, 2021 were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income until the date of change were translated at average exchange rates during the applicable period, and transactions after September 30, 2021 were translated at the approximate exchange rate in effect at the time of the transaction. Gains or losses resulting from translation adjustments until September 30, 2021 are reported in other comprehensive income (loss).

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents data regarding U.S. dollar exchange rates:

	At December 31,
	2023		2022		2021

1 U.S. $ =	NIS	3.627	NIS	3.519	NIS	3.110
Increase (decrease) during the year		3.069%		13.15%		(3.27)%

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

Marketable securities

The Company has an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. The Company may invest its excess cash in mutual funds that are classified based on the nature of their underlying securities and their availability for use in current operations. The Company’s marketable equity securities are measured at fair value with gains and losses recognized in other income/(expense), net.

Net gain (loss) recognized on equity securities for the years ended December 31, 2023, 2022 and 2021 were $0 thousand, $(1,983) thousand and $5,590.

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

During the years 2023, 2022, and 2021, no impairment losses were identified, other than with respect to assets held for sale. See Note 16.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Because the Company’s leases do not provide an implicit interest rate, the Company uses its estimated incremental borrowing rate to determine the present value of lease payments. Lease expenses for operating lease payments are recognized on a straight-line basis over the lease term, and the related ROU assets and liabilities are reduced to the present value of the remaining lease payments at the end of each period. Short-term leases (with a term of 12 months or less) are not recorded as ROU assets or liabilities in the consolidated balance sheets. The Company’s lease agreements include rental payments that adjust periodically for inflation and do not contain any material residual value guarantees or material restrictive covenants.

Assets and liabilities classified as held for sale

The Company classifies an asset group (an “asset”) as held for sale in the period during which (i) the Company has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be abandoned. The Company initially and subsequently measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in operating loss for the period in which the held for sale criteria are met. Upon designation as an asset held for sale, the Company stops recording depreciation or amortization expense on the asset. The Company assesses the fair value of assets held for sale less any costs to sell at each reporting period until the asset is no longer classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated balance sheets. The Company classified certain long-lived assets and liabilities as held for sale as of December 31, 2023 and recorded impairment charges of $4,244 thousand for the year then ended.

Stock-based compensation

The Company accounts for stock-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. Option valuation models, including the Black-Scholes option-pricing model, require the input of several assumptions. Changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free interest rate, expected dividend yield, expected volatility and the expected life of the award.

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

Research and development expenses, net

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including clinical trials, manufacturing costs, consulting fees and facilities and overhead costs. All costs associated with research and developments are expensed as incurred. As of December 31, 2023, the Company had not yet capitalized development expenses. Costs incurred in purchasing technology assets and intellectual property are charged to research and development expense if the technology has not been conclusively proven to be feasible and has no alternative future use.

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

General and administrative

General and administrative expenses consist of compensation and related benefits, including stock-based compensation, for executive and corporate personnel; professional and consulting fees; and allocated overhead, such as facilities and equipment rent and maintenance, insurance costs allocated to general and administrative expenses, costs of patent applications, maintenance, depreciation expense and other miscellaneous expenses which are allocated to general and administrative expense.

Patents

The Company expenses all costs associated with patents (including application fees, and the legal and consulting expenses related to making such applications) for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company regularly applies for patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company recorded charges to general and administrative expenses in the accompanying statements of operations and comprehensive loss of approximately $391 thousand, $536 thousand and $373 thousand for the years ended December 31, 2023, 2022 and 2021, respectively, related to patent costs.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2023, the Company recorded a liability of $605 thousand for uncertain tax positions. The Company does not expect that the amount of uncertain tax positions will change within the next year.

Loss per share

Basic loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential shares in accordance with ASC 260, “Earnings per Share.”

All outstanding restricted stock units, options and warrants for the years ended December 31, 2023, 2022 and 2021 have been excluded from the calculation of diluted net loss per share because all such securities are anti-dilutive for all such years. For the years ended December 31, 2023, 2022 and 2021, the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share was 3,144,994, 2,902,423 and 2,910,491, respectively. The following data show the amounts used in computing loss per share and the effect on loss:

	Year ended December 31,
(in thousands except share and per share data)	2023	2022	2021
Basic and diluted loss per share:
Loss from continuing operations	$(29,068)	$(31,060)	$(14,468)

Number of common shares at the beginning of the year	18,421,852	18,331,507	14,587,934
Weighted average number of shares issued for cash	110,249	-	2,485,245
Weighted average number of stock options exercised	-	13,015	16,715
Weighted average number of restricted stock units vested	42,383	50,364	-
Weighted average number of warrants exercised	-	-	769,819
Number of shares used in per share computation	18,574,484	18,394,886	17,859,713

Basic and diluted net loss per share	$(1.56)	$(1.69)	$(0.81)

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

The Company had no foreign exchange contracts or any other hedging arrangements as of December 31, 2023.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, deposits, accounts receivable, accounts payable, accrued liabilities, and lease liability. Fair value estimates of these instruments are made at each reporting period end based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The Company believes that the fair value of the lease liability approximates its carrying value.

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

The Company’s other comprehensive income for the year ended December 31, 2021 was composed of gains resulting from translating financial statements in currencies other than the U.S. dollar into U.S. dollars.

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

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments, which replaces the “incurred loss” credit losses framework with a new accounting standard that requires management’s measurement of the allowance for credit losses to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates. This guidance is effective for fiscal years beginning after December 15, 2022, and the adoption of this standard in 2023 did not have a material impact on the Company’s consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which addresses issues identified as a result of the complexities associated with applying U.S. GAAP for certain financial instruments with characteristics of liabilities and equity. This update addresses, among other things, the number of accounting models for convertible debt instruments and convertible preferred stock, targeted improvements to the disclosures for convertible instruments and earnings-per-share (“EPS”) guidance and amendments to the guidance for the derivatives scope exception for contracts in an entity’s own equity, as well as the related EPS guidance. This update applies to all entities that issue convertible instruments and/or contracts in an entity’s own equity. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The adoption of ASU 2020-06 on January 1, 2022 did not have a material impact on the Company’s consolidated financial statements and disclosures.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40); Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, a consensus of the FASB Emerging Issues Task Force (“ASU 2021-04”), which aims to clarify and reduce diversity in issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. This update applies to all entities that issue freestanding written call options that are classified in equity. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The adoption of ASU 2021-04 on January 1, 2022 did not have a material impact on the Company’s consolidated financial statements and disclosures.

Recently Issued Accounting Pronouncements Not Yet Effective

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to provide enhanced segment disclosures. The standard will require disclosures about significant segment expenses and other segment items and identifying the Chief Operating Decision Maker and how they use the reported segment profitability measures to assess segment performance and allocate resources. These enhanced disclosures are required for all entities on an interim and annual basis, even if they have only a single reportable segment. The standard is effective for years beginning after December 15, 2023 and interim periods within annual periods beginning after December 15, 2024, and early adoption is permitted. The Company does not believe that adoption of this ASU will have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to provide enhancements to annual income tax disclosures. The standard will require more detailed information in the rate reconciliation table and for income taxes paid, among other enhancements. The standard is effective for years beginning after December 15, 2024, early adoption is permitted. The Company does not believe that adoption of this ASU will have a material impact on the Company’s consolidated financial statements.

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

	December 31,
(in thousands)	2023	2022

Cash held in banks	$813	$2,123
Bank deposits in U.S.$ with original maturities of three months or less (annual average interest rate 2022 - 3.95%)	-	47,822
Total cash and cash equivalents	813	49,945
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	300	299
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$1,226	$50,357

NOTE 4 – SHORT TERM DEPOSITS

	December 31,
(in thousands)	2023	2022

Bank deposits in U.S.$ (annual average interest rates 6.195% and 0.3%)	$6,240	$299
Bank deposits in NIS (annual average interest rate 2023 - 4.568%)	20,267	-
	$26,507	$299

NOTE 5 – PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
(in thousands)	2023	2022

Prepaid expenses	$1,107	$1,439
Tax authorities	116	522
Others	113	125
	$1,336	$2,086

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	December 31,
(in thousands)	2023	2022

Cost:
Laboratory equipment	$2,773	$2,851
Computers	342	276
Office furniture & equipment	249	249
Leasehold improvements	8,669	8,606
Less Assets classified as held for sale	(7,624)	-
Total cost	4,409	11,982
Accumulated depreciation:
Laboratory equipment	1,887	1,432
Computers	264	203
Office furniture & equipment	41	28
Leasehold improvements	678	444
Total accumulated depreciation	2,870	2,107
Depreciated cost	$1,539	$9,875

For the years ended December 31, 2023, 2022 and 2021, depreciation expenses were $835 thousand, $777 thousand and $546 thousand, respectively.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – OTHER ASSETS

	December 31,
(in thousands)	2023	2022

Restricted cash	$300	$299
Long Term Deposit	8	8
Long-term prepaid expenses	179	105
Right-of-Use assets, net	1,041	5,025
	$1,528	$5,437

NOTE 8 – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
(in thousands)	2023	2022

Vacation, convalescence and employees’ bonus accruals	$341	$759
Employees and payroll related	422	539
Short term operating lease liabilities	346	653
Accrued expenses and other	2,892	2,708
	$4,001	$4,659

NOTE 9 – LEASES

The Company determines if a contract contains a lease at inception and recognizes operating lease ROU assets and operating lease liabilities based on the present value of the future minimum lease payments at the commencement date. As the Company’s leases do not provide an implicit interest rate, management develops incremental borrowing rates based on the information available at the commencement date in determining the present value of future payments. Lease expenses are recognized on a straight-line basis over the lease term.

At December 31, 2023, the Company’s operating leases were as follows:

In September 2019, the Company entered into a 24 month lease agreement for approximately 55 square meters of office and research lab space at the BioPark Building, Hadassah Ein-Kerem Campus in Jerusalem, Israel. The Company exercised an extension option under this lease and extended the term of the lease by an additional 24 months, which commenced on September 1, 2021 and was subsequently extended to December 31, 2023, at which time this lease expired.

In July 2018, the Company entered into a lease agreement for offices, laboratory space and parking at the Science Park in Nes Ziona, Israel for approximately 420 square meters of space. The lease for this space expired on August 31, 2023, at which time the Company extended the lease for an additional 60-month period.

In October 2020, the Company entered into an additional lease agreement at the Science Park in Nes Ziona, Israel for approximately 421 square meters of space. The lease for this space expires on September 30, 2025, at which time the Company may extend the lease for an additional 33-month period.

On July 29, 2021, the Company entered into an additional lease agreement in Nes Ziona, which added 455 square meters of office space to the existing leased space. The lease for the additional 455 square meters is for a period of 63 months, which commenced on August 1, 2021. The lease expires on October 31, 2026 with an option to extend the lease for an additional 22 months.

At the time the Company entered into each of the Jerusalem and Nes Ziona lease agreements, including the amendment to the Nes Ziona lease agreement, the Company was not reasonably certain that it would exercise the extension options contained therein and therefore did not include the options in the determination of the total lease terms of the leases for accounting purposes.

On September 19, 2021, the Company entered into a lease agreement for a manufacturing plant space for the purpose of manufacturing AllocetraTM to support ongoing clinical trials in Yavne Israel, for a period of 60 months that commenced on September 19, 2021. The Company completed construction on the manufacturing plant in the fourth quarter of 2022. The lease expires on September 18, 2026 with options for two successive 60-month extensions. Upon entering into the plant space lease agreement, the Company estimated that it would exercise the first extension option and therefore included one option term in the determination of the total lease term for accounting purposes. In September 2022, the Company’s management decided to postpone the use of the manufacturing plant for an approximate period of three years and to offer sub-lease and supporting services of the leased space to potential clients during this three-year period.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2023, the Company announced a strategic reprioritization plan. As part of this plan, the Company decided to sell the plant and leasehold improvements installed in the plant, and the ROU asset and lease liability were classified to Assets held for sale and liability held for sale. See note 16.

As of December 31, 2023 the Company was a party to nine vehicle lease agreements. All vehicle lease agreements are for 36 months periods.

	Year ended December 31,
(in thousands)	2023	2022	2021

The components of lease expense were as follows:
Operating leases expenses	$863	$1,037	$698

Cash flow information related to operating leases:
Cash used in operating activities	$766	$875	$449

Non-cash activity - Right of use assets obtained in
exchange for new operating lease liabilities	$689	$179	$5,446

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:

	December 31,
(in thousands)	2023	2022
Other assets - ROU assets	$2,161	$6,445
Accumulated amortization	1,120	1,420
Operating lease ROU assets, net	$1,041	$5,025
Lease liabilities – current - Accounts payable and accrued liabilities	$346	$653
Lease liabilities – noncurrent	686	4,194
Total operating lease liabilities	$1,032	$4,847
Weighted average remaining lease term in years	3.3	7.6
Weighted average annual discount rate	6.7%	3.4%

(in thousands)

Maturities of undiscounted operating lease liabilities as of December 31, 2023, were as follows:

2024	$410
2025	359
2026	216
2027	121
2028 and onwards	91
Total undiscounted lease liability	1,197
Less: Imputed interest	(165)
Present value of lease liabilities	$1,032

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

a)	Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the Israeli Innovation Authority, the “IIA”), computed on the basis of proceeds from the sale or license of products for development supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the U.S. dollar) received by the Company plus annual interest.

The aggregate contingent obligation payable by the Company to the State of Israel as of December 31, 2023 was approximately $9.6 million, which represented the gross amount of grants received by the Company from the IIA, including accrued interest. As of December 31, 2023, the Company had not paid any royalties to the IIA.

In January 2022, the Company submitted a new grant application to the IIA to approve an expenditure of $4.8 million for its clinical development program for the prevention of cytokine storms and organ dysfunction associated with sepsis for a period that commenced January 1, 2022 and ended December 31, 2022. In May 2022, the IIA approved this application in the amount of $1 million for expenses associated with the ongoing sepsis clinical Phase II trial.

In January 2021, the Company submitted a new grant application to the IIA for reimbursement by the IIA of certain expenses associated with its clinical development program of prevention of cytokine storms and organ dysfunction associated with sepsis for a period commencing January 1, 2021 and ending December 31, 2021. In May 2021, the IIA approved this application in the amount of $1.2 million.

b)	Executive Chairman Agreement

On September 7, 2018 the Company entered into an agreement with its Executive Chairman. Pursuant to the agreement, upon termination of the Chairman’s board service, under certain conditions defined in the agreement, the Executive Chairman will be entitled to receive an amount of up to three times his then annual base retainer plus the value of accrued benefits. As of December 31, 2023, no termination liability was accrued or payable.

On November 4, 2021 the Company and the Executive Chairman entered into an amendment to the foregoing agreement, granting the Executive Chairman 3.33% of future gross proceeds actually received by the Company during the first five (5) years following consummation of a commercial transaction involving the Company or sale of the Company, in each case as defined in the amendment. In the case of a commercial transaction, the fee with respect to such commercial transaction would become payable only once the aggregate consideration actually received by the Company in respect of such commercial transaction is equal to or greater than $20 million.

c)	Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes that there were no claims or actions pending against the Company at December 31, 2023 which will have, individually or in the aggregate, a material adverse effect on the Company’s business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business.

NOTE 11 – EQUITY

a)	Ordinary Shares confer upon their holders the right to attend and vote in general shareholders’ meetings, to share in the distribution of dividends if and when declared by the Board and the right to receive assets of the Company upon its liquidation.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	On August 30, 2023, the Board authorized a share repurchase program for up to an aggregate amount of $1.5 million of Ordinary Shares, subject to court approval. On November 2, 2023, the Economic Department of the Tel Aviv District Court (the “Court”) approved the Company’s share repurchase program. The Court determined, in accordance with the Company’s motion, that the repurchase of shares under the program, if any, must be completed within 45 days following the Court’s approval. The Company did not purchase any shares under the share repurchase program, and the Board approved the extension of the share repurchase program until June 30, 2024, subject to Court approval. On January 17, 2024, the Court approved the Company’s motion to extend the share repurchase program until June 30, 2024, subject to compliance with applicable law. Repurchases, if any, may be effected from time to time through open market purchases, including pursuant to a pre-set trading plan meeting the requirements of Rule 10b5-1(c) of the Exchange Act of 1934, as amended, privately negotiated transactions, pursuant to accelerated share repurchase agreements entered into with one or more counterparties, or otherwise. As of December 31, 2023 no shares had been repurchased by the Company under the share repurchase program.

c)	On December 30, 2022 the Company entered into an agreement (the “ATM Agreement”), with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which the Company may elect to sell, but is not obligated to sell, Ordinary Shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. The offer and sale of Ordinary Shares by the Company under the ATM Agreement may be made in transactions that will be deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the Ordinary Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Company has agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of Ordinary Shares under the ATM Agreement. During 2023 the Company sold an aggregate of 124,171 Ordinary Shares under the ATM Agreement, resulting in a gross aggregate offering price of $513 thousand at a gross average price per share of $4.11. Issuance expenses totaled $153 thousand.

d)	On February 9, 2021, the Company entered into an amended and restated underwriting agreement (the “February 2021 Underwriting Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”) with respect to the offer, issuance and sale (the “February 2021 Offering”) of an aggregate of 2,296,107 Ordinary Shares, together with an option granted to Wainwright to purchase up to 344,416 additional Ordinary Shares. The Ordinary Shares were offered to the public at a price of $20 per share.

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

e)	On October 22, 2020, the Company entered into an at the market offering agreement (the “Former ATM Agreement”), with Wainwright pursuant to which the Company was able, from time to time and at the Company’s option, to issue and sell Ordinary Shares having an aggregate offering price of up to $25 million through Wainwright as sales agent, subject to certain terms and conditions. The Company terminated the Former ATM Agreement on December 19, 2022. Between February 5, 2021 and February 9, 2021, the Company received gross proceeds of $6,339,000 from the sale of 284,317 Ordinary Shares under the Former ATM Agreement at an average gross price per share of $22.29. Issuance expenses totaled $192 thousand.

f)	Each of the Company’s outstanding warrants entitles the holder to exercise such warrant for one Ordinary Share and does not confer upon such holder any rights as an ordinary shareholder until such holder exercises such holder’s warrants and acquires the Ordinary Shares.

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

The following table contains additional information concerning warrants activity for the years 2023 and 2022:

	For the year ended December 31,
	2023		2022
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at beginning of the year	202,251	$23.31	704,355	$13.18
Forfeited and expired	-	$-	(502,104)	$9.09
Outstanding and exercisable at year-end	202,251	$23.31	202,251	$23.31

Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for warrants outstanding at December 31, 2023:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date
22,750	$10	February 26, 2020	February 24, 2025
160,727	$25	February 12, 2021	February 9, 2026
18,774	$25	February 17, 2021	February 9, 2026
202,251

NOTE 12 – SHARE-BASED COMPENSATION

a)	Equity Incentive Plan – general

As of December 31, 2023, 5,028,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan (the “2019 Plan”), of which 1,094,438 shares were available for future grant.

Options granted under the 2019 Plan generally expire ten years following the date of grant. Upon termination of an award recipient’s employment or other relationship with the Company, restricted shares and options cease vesting and unvested shares and options are forfeited. Forfeited shares and shares underlying forfeited or expired options become available for future grant under the 2019 Plan.

b)	Stock option information

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model using the following assumptions during the periods indicated:

	Year ended December 31,
	2023	2022	2021
Weighted Average Risk-free interest rate	4.65%	3.41%	0.82%
Dividend yield	-	-	-
Weighted Average Volatility factor	84.83%	91.62%	91.57%
Weighted Average Expected life of the options	5	5	5

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table contains additional information concerning options granted under the existing stock-option plan:

	For the year ended December 31,
	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	2,939,434	$5.85	2,142,547	$6.02	1,884,420	$5.52
Granted	53,192	$3.53	860,492	$5.49	345,500	$12.14
Forfeited and expired	(150,130)	$9.31	(40,730)	$6.42	(48,242)	$33.11
Exercised	-	$-	(22,875)	$6.49	(39,131)	$2.89
Outstanding at end of the year	2,842,496	$5.63	2,939,434	$5.85	2,142,547	$6.02
Exercisable at end of the year	2,245,993	$5.53	1,953,429	$5.55	1,613,465	$4.90

Following is a summary of changes in nonvested shares granted:

	For the year ended December 31,
	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	986,005	$6.46	529,082	$8.69	601,227	$5.93
Granted	53,192	$3.53	860,492	$5.49	345,500	$12.14
Vested during the year	(384,203)	$7.35	(370,839)	$7.14	(385,798)	$7.39
Forfeited during the year	(58,491)	$7.16	(32,730)	$6.43	(31,847)	$6.75
Balance at end of the year	596,503	$5.53	986,005	$6.46	529,082	$8.69

The weighted-average fair values at grant date of options granted during the years ended December 31, 2023, 2022 and 2021 were $3.53, $5.49 and $6.23 respectively.

The total unrecognized estimated compensation cost related to non-vested stock options granted until December 31, 2023 was $1,039 thousand, which is expected to be recognized over a weighted average period of 1.72 years.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for options outstanding at December 31, 2023:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$2.69	649,883	1.42	$6,499	649,883
$3.53	53,192	9.85	-	-
$3.66	250,000	6.34	-	250,000
$4.68	45,500	6.25	-	36,563
$5.34	179,500	8.25	-	50,875
$5.34	442,410	8.89	-	178,176
$5.96	150,000	8.89		37,500
$6.22	606,945	3.5	-	606,945
$8.19	150,000	5.89	-	150,000
$8.23	10,000	7.89	-	5,000
$9.02	40,500	6.88	-	30,375
$10.12	12,126	4.93	-	12,126
$12.23	250,000	7.41	-	236,110
$21.40	1,940	5.57	-	1,940
$90.16	500	0.92	-	500
	2,842,496		$-	2,245,993

The total intrinsic value of options exercised during 2023 was $0.

d)	The following table contains information concerning restricted stock units granted under the existing equity incentive plans:

	For the year ended December 31,
	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Nonvested at beginning of period	157,560	$10.02	229,331	$10.08	-	$-
Granted	529,854	$1.90	-	$-	236,706	$10.22
Vested	(52,521)	$10.05	(67,458)	$9.91	-	$-
Forfeited	(13,758)	$9.77	(4,313)	$14.67	(7,375)	$14.67
Nonvested at end of period	621,135	$3.14	157,560	$10.02	229,331	$10.08

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price if no sales were reported). For the years ended December 31, 2023, 2022 and 2021, the Company recognized $481 thousand, $744 thousand and $1,024 thousand, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of December 31, 2023 was $1,038 thousand, which is expected to be recognized over a weighted average period of 0.67 years.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e)	The following table summarizes share-based compensation expenses related to grants under the 2019 Plan included in the statements of operations:

	Year ended December 31,
(in thousands)	2023	2022	2021
Research & development	$524	$876	$1,210
General & administrative	1,427	1,836	1,704
Total	$1,951	$2,712	$2,914

NOTE 13 – TAXES ON INCOME

a.	The Israeli corporate tax rate is 23%.

b.	The Company has not paid income taxes since its incorporation. Tax assessments through the year ended December 31, 2017 are deemed to be final.

c.

The Parent and its subsidiaries are taxed separately.

The Company measures its results for tax purposes in nominal terms in NIS based on financial reporting under Israeli accounting principles; therefore, there are differences between the Company’s taxable income (loss) and income (loss) reflected in these financial statements.

As of December 31, 2023, the Parent had the following loss carry-forwards:

(i)	Approximately $40 million deductible only against sale of assets and/or activities in connection with income generated from its clinical development programs prior to the Company’s merger transaction in March 2019.

(ii)	Approximately $17 million, arising after the Company’s merger transaction in March 2019, deductible from future taxable income.

As of December 31, 2023, Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd. had loss carry-forwards amounting to approximately $63 million and $1.7 million, respectively, deductible from future taxable income.

These losses carry-forward have no expiration date.

d.	The components of the provision for income taxes are as follows:

Year ended December 31,
(in thousands)	2023	2022	2021
Current tax	$-	$-	$-
Deferred tax	-	-	-
Provision for income taxes, net	$-	$-	$-

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e.	A reconciliation between the Company’s effective tax rate and the statutory rate are as follows:

	Year ended December 31,
	2023	2022	2021
Statutory tax rate	23%	23%	23%
Permanent differences	1%	-%	7%
Exchange rate differences	(5)%	(3)%	10%
Change in valuation allowance	(19)%	(20)%	(40)%
Effective tax rate	-	-	-

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

As of December 31, 2023, the Company had provided a full valuation allowance in respect of deferred tax assets. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized for the foreseeable future.

Components of the Company’s deferred tax liabilities and assets are as follows:

	Year ended December 31,
(in thousands)	2023	2022
Tax assets in respect of:
Accrued employees’ and directors’ compensation	$205	$213
Stock based compensation	1,813	1,365
Research and development expenses	4,016	3,486
Fixed assets	159	185
Loss on disposal group of assets held for sale	710	-
Net loss carryforward	15,356	23,693
Total deferred tax assets	22,259	28,942
Less - valuation allowance	(22,259)	(28,942)
Deferred tax assets	$-	$-

NOTE 14 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party’s balances and transactions excluding compensation of members of management and the Board, were as follows:

a)	Reported in the accompanying consolidated balance sheets -

	December 31,
(in thousands)	2023	2022
Current Liabilities - Accounts payable trade	$25	$113
Current Liabilities - Accrued expenses	$23	$99

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	Related parties’ transactions

On May 12, 2019, the Company entered into a research agreement with its Chief Scientific & Medical Officer under which the executive officer undertook to perform a patients’ study according to the terms defined in the agreement. The agreement will terminate upon the completion of the study according to the study protocol and the submission of all reports and other documentation, or if earlier, upon termination by any of the parties pursuant to the terms of the agreement. In the event of early termination for any reason, the Company shall pay the executive officer the following payments: (i) the agreed remuneration for work performed in accordance with the agreement until the date of termination; and (ii) in the event that the termination is not due to a breach of the agreement by the executive officer, the Company shall reimburse the executive officer for all documented expenses arising from non-cancellable commitments incurred prior to such termination. In consideration for the executive officer’s fulfilment of his obligations, the Company has agreed to pay a fixed price for each of the activities performed as defined in the agreement. Total Research and development expenses related to this agreement and included in the Company’s consolidated statement of operations for the years ended December 31, 2023, 2022 and 2021 were $862 thousand, $1,322 thousand and $1,331 thousand.

NOTE 15 – FAIR VALUE MEASUREMENT

The Company’s financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2023 and 2022:

	December 31, 2023
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$813	$813	$-	$-
Short term deposits	26,507	26,507	-	-
Restricted cash	413	413	-	-
Total financial assets	$27,733	$27,733	$-	$-

	December 31, 2022
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$49,945	$49,945	$-	$-
Short term deposits	299	299	-	-
Restricted cash	412	412	-	-
Total financial assets	$50,656	$50,656	$-	$-

NOTE 16 – ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The Company classified certain long-lived assets as held for sale as of December 31, 2023 due to its plan to dispose of these assets.

During 2023, the Company adopted a strategic reprioritization plan, and, as part of this plan, the Company decided to dispose of a group of assets consisting of the ROU asset of its leased manufacturing plant, the lease liability relating to the plant, leasehold improvements installed in the plant and some laboratory equipment. As of December 31, 2023, the Company had identified a potential purchaser and is in the process of negotiating a potential transaction to sell these assets. The transaction is expected to be completed in 2024; therefore, the criteria of assets held-for-sale were satisfied as of December 31, 2023. For the year ended December 31, 2023, the Company recognized a loss of $4,244 thousand due to loss recognized on the group of assets held for sale. There can be no assurance that the Company will successfully complete the sale of these assets. See additional information in Note 2 – significant accounting policies – assets and liabilities classified as held for sale.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Research and development expenses – net

	Year ended December 31,
(in thousands)	2023	2022	2021
Payroll and related expenses	$5,265	$6,371	$5,054
Research and development services	9,853	8,264	4,557
Materials	1,880	2,044	1,505
Share Based Compensation	524	876	1,210
Depreciation	802	740	546
Other	911	1,605	1,029
	19,235	19,900	13,901
Israel Innovation Authority participation in research and development costs and royalties payable	(223)	(1,207)	(1,020)
	$19,012	18,693	$12,881

b.	General and administrative expenses

	Year ended December 31,
(in thousands)	2023	2022	2021
Payroll expenses	$912	$1,289	$1,138
Compensation to directors	887	681	1,168
Professional fees	969	1,294	1,080
Office maintenance and office expenses	906	402	167
Insurance	567	895	783
Share Based Compensation	1,427	1,836	1,704

Other	471	707	367
	$6,139	$7,104	$6,407

c.	Finance income (expenses), net

	Year ended December 31,
(in thousands)	2023	2022	2021
Interest income	$1,565	$835	$120
(Loss) income related to marketable securities	-	(1,983)	5,590
Exchange differences, net	(1,224)	(4,101)	(562)
Bank commissions and other expenses	(14)	(14)	(328)
	$327	$(5,263)	$4,820

NOTE 18 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following events necessitated disclosure:

1.	During the first quarter of 2024, the Company issued and sold 178,931 Ordinary Shares under the ATM Agreement, see Note 11(c) above for further information on the ATM Agreement.

2.	In February 2024, the Board approved the payment of bonuses for 2023 to the Company’s executive officers based on execution milestones determined in early 2023. The Company intends to pay the bonuses on the date that is 75 days prior to the Company’s 2024 annual general meeting of shareholders. The Company may pay the bonuses in cash, restricted stock units or a combination thereof. The allocation of the 2023 bonuses between restricted share units and cash will be subject to the discretion of the Board.

In addition, the Board approved the grant of an aggregate of 250,000 options to purchase Ordinary Shares, of which 240,000 were allocated to non-executive employees and 10,000 to the Chief Financial Officer.