Form 20-F
period 2024-12-31
Enlivex Therapeutics Ltd.
filed 2025-04-30
CIK 1596812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

23,650,989 ordinary shares, par value NIS 0.40 per share, as of December 31, 2024

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

Yes ☐     No ☒

i

INTRODUCTION

Business Description of Enlivex

Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (including its consolidated subsidiaries, “Enlivex”, “we”, “us”, “our” or the “Company”), is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents. The Company is focused on osteoarthritis as its main inflammatory indication.

About this Annual Report on Form 20-F

References in this Annual Report on Form 20-F to “U.S. dollars”, “dollars”, “USD”, and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. Our audited financial statements included in this Annual Report on Form 20-F have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The functional and presentation currency of the Company in this Annual Report on Form 20-F for the year ended December 31, 2024, or the Annual Report on Form 20-F, is the U.S. dollar.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F are translated using the rate of NIS 3.647 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2024.

Unless otherwise indicated, information in this Annual Report on Form 20-F concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from other independent industry analysts and publications, as well as our own estimates and research. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, which we believe to be reasonable. None of the independent industry publications used in this Annual Report on Form 20-F were prepared on our behalf.

We have proprietary rights to trademarks used in this Annual Report on Form 20-F that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 20-F may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report on Form 20-F is the property of its respective holder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to:

●	our expectations regarding the timing of clinical trials with respect to Allocetra™;

●	our expectations regarding the progress of our clinical trials, including the duration, cost and whether such trials will be conducted at all;

●	our intention to successfully complete clinical trials in order to be in a position to submit applications for accelerated regulatory paths in the EU and the United States;

●	the possibility that we will apply in the future for regulatory approval for our current and any future product candidates we may develop, and the costs and timing of such regulatory approvals;

●	the likelihood of regulatory approvals for any product candidate we may develop;

●	the timing, cost or other aspects of the commercial launch of any product candidate we may develop, including the possibility that we will build a commercial infrastructure to support commercialization of our current and any future product candidates we may develop;

●	future sales of our product candidates or any other future products or product candidates;

●	our ability to achieve favorable pricing for our product candidates;

●	the potential for our product candidates to receive orphan drug designations;

●	that any product candidate we develop potentially offers effective solutions for various diseases;

●	whether we will develop any future product candidates internally or through strategic partnerships;

●	our expectations regarding the manufacturing and supply of any product candidate for use in our clinical trials, and the commercial supply of those product candidates;

●	third-party payer reimbursement for our current or any future product candidates;

●	our estimates regarding anticipated expenses, capital requirements and our needs for substantial additional financing;

●	patient market sizes and market adoption of our current or any future product candidates by physicians and patients;

●	completion and receiving favorable results of clinical trials for our product candidates;

●	protection of our intellectual property, including issuance of patents to us by the United States Patent and Trademark Office (the “USPTO”), and other governmental patent agencies;

●	our intention to pursue marketing and orphan drug exclusivity periods that are available to us under regulatory provisions in certain countries;

●	the development and approval of the use of our current or any future product candidates for any indication;

●	our expectations regarding commercial and pre-commercial activities;

●	our expectations regarding collaborations, licensing, acquisitions, and strategic operations;

●	our liquidity; and

●	the impact of the economic, public health, political and security situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for AllocetraTM and any future product candidates.

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

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D. “Risk Factors.” These risks include, but are not limited to the following:

●	We are a clinical-stage macrophage reprogramming immunotherapy company with a history of operating losses; we expect to incur additional losses in the future and may never be profitable.

●	We have not generated any revenue from Allocetra™ or any other product candidate, and we may never be profitable;

●	We will need substantial additional capital in the future; if additional capital is not available, we will have to delay, reduce or cease operations;

●	We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of our product candidates; if we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize any of our product candidates;

●	Due to our recurring operating losses, our ability to continue to operate as a going concern is dependent on additional financial support;

●	Our business, operating results and growth may be adversely affected by current or future unfavorable economic and market conditions due to geopolitical tensions and political, economic and military instability;

●	We have focused substantially all of our efforts and resources on Allocetra™, and we may not obtain regulatory approval of Allocetra™;

●	It is possible that none of our product candidates will achieve commercial success in a timely and cost-effective manner, or ever;

●	Results from our clinical trials may be negative or may not replicate the results of our preclinical trials or earlier clinical trials, which could require that we abandon development of Allocetra™, our other product candidates or any future product candidates, which will significantly impair our ability to generate revenues;

●	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons;

●	We cannot be certain that the results of our potential clinical trials, even if all endpoints are met, will support regulatory approval in any territory, of any of our product candidates for any indication;

●	Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations;

●	If we or any potential CMOs we retain in the future fail to comply with manufacturing regulations, our financial results and financial condition could be adversely affected;

●	Our product candidates may produce undesirable side effects that we may not detect in our clinical trials, which could prevent us from achieving or maintaining market acceptance of any such product candidate and could substantially increase commercialization costs or even force us to cease operations;

●	Even if Allocetra™ or any other product candidate that we may develop receives marketing approval in any territory, we will continue to face extensive regulatory requirements, and any such product may still face future development and regulatory difficulties; in addition, we are subject to government regulations, and we may experience delays in obtaining the required regulatory approvals to market our proposed product candidates;

●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and any future product candidates;

●	We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products;

●	Significant disruptions of information technology systems, cyberattacks and other security breaches could compromise our proprietary and confidential information, which could harm our business and reputation;

●	If product liability lawsuits are successfully brought against us, our insurance may be inadequate;

●	We manage our business through a small number of senior executive officers, and we depend on them even more than similarly situated companies;

●	We depend on third parties to conduct our clinical trials;

●	We intend to rely primarily on third parties to market and sell Allocetra™ and any other product candidate;

●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and any future product candidates;

●	The failure to obtain or maintain patents, licensing agreements and other intellectual property could impact our ability to compete effectively; and

●	We cannot predict the scope and extent of patent protection for our product candidates because the patent positions of pharmaceutical products are complex and uncertain.

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

We are a clinical-stage macrophage reprogramming immunotherapy company with a limited operating history and no currently approved products. To date, we have focused almost exclusively on developing our product candidate, Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic stage, currently focusing on treatment of osteoarthritis. We have funded our operations to date primarily through proceeds from public and private offerings of ordinary shares, warrants and convertible debt. We have no saleable products and have not generated any revenue from product sales. We have incurred losses in each year since our inception in 2005. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2024 and 2023 was $15 million and $29 million, respectively. As of December 31, 2024, we had an accumulated deficit of approximately $127.1 million. Substantially all of our operating losses resulted from costs incurred in connection with our development programs and from general and administrative costs.

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

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. We have not generated any revenue from our development of Allocetra™, or any other product candidate. We do not know when, or if, we will generate any revenue. We do not expect to generate revenue unless and until we obtain regulatory and marketing approval of, and commercialize, Allocetra™ or any other product candidate. We will continue to incur research and development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, and such losses will likely increase as we:

●	initiate and manage preclinical development and clinical trials for our current and any new product candidates;

●	seek regulatory approvals for our product candidates, or future product candidates, if any;

●	implement internal systems and infrastructure (including, without limitation, hiring of additional personnel, as needed) to develop sales and marketing functions, if and when our product candidate receives applicable regulatory approval;

●	seek to in-license additional technologies for development, such as cell delivery, processing and testing technologies;

●	hire additional management and other personnel; and

●	move towards commercialization of our product candidates and future product candidates, if any.

We may out-license our ability to generate revenue from our product candidates, depending on a number of factors, including our ability to:

●	obtain favorable results from and progress the clinical development of our product candidates, particularly Allocetra™;

●	develop and obtain regulatory approvals in various countries and for the uses we intend to pursue for our product candidates;

●	subject to successful completion of registration, clinical trials and perhaps additional clinical trials of any product candidate, apply for and obtain marketing approval in the countries we intend to pursue for such product candidate;

●	contract for the manufacture of commercial quantities of our product candidates at acceptable cost levels, subject to the receipt of marketing approval; and

●	establish external, and potentially, internal, sales and marketing capabilities to effectively market and sell our product candidates in the United States and other countries.

Even if Allocetra™, our lead product candidate, which is currently being developed for osteoarthritis, is approved for commercial sale for any indication, it may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we would not become profitable and would be unable to continue operations without additional funding.

We will need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

We will need to raise substantial additional capital to fund our operations and to develop and commercialize our current product candidate, Allocetra™, or any future product candidate. Our future capital requirements may be substantial and will depend on many factors, including, but not limited to:

●	our clinical trial results;

●	the cost, timing and outcomes of seeking marketing approval of our product candidates;

●	the costs associated with commercializing our product candidates if we receive marketing approval, including the cost and timing of establishing external, and potentially in the future, internal, sales and marketing capabilities to market and sell such product candidates;

●	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

●	the demand for our products, if any;

●	the cost of filing and prosecuting patent applications and the cost of defending our patents;

●	the cost of prosecuting infringement actions against third parties;

●	exploration and possible label expansion of our product candidates for the treatment of other conditions or indications;

●	any product liability or other lawsuits related to our future product candidates or products, if any;

●	the expenses needed to attract and retain skilled personnel; and

●	the costs associated with being a public company.

Based on our current operating plan, we anticipate that our existing resources will be sufficient to maintain our currently planned operations, including our continued product development, through the end of 2026. We will require significant additional funds to initiate and complete the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”) approval process. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, including, without limitation, regulatory requests by the FDA or EMA, changes in our development strategy, delays in or an inability to execute our development plans, unsuccessful preclinical or clinical studies and losing our “Small and Medium Enterprise” status at the EMA, which entitles us to significant fee reductions. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital and operating expenditures associated with our anticipated clinical trials and general operations. We have no committed external sources of funds. Additional financing may not be available when we need it or on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned clinical trials or other development activities for our product candidates, which would materially and adversely affect our liquidity and results of operations.

Raising additional financing may be costly or difficult to obtain, may dilute current shareholders’ ownership interests and may require that we relinquish our rights to certain of our technologies, products or marketing territories.

Any debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we obtain funding through a strategic collaboration or licensing arrangement, we may be required to relinquish our rights to certain of our technologies, products or marketing territories. If we are unable to obtain the required additional capital, we may have to curtail our growth plans or cut back on existing business, and we may not be able to continue operating.

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

Physicians, patients, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend coverage of, and in the case of third-party payors, cover, any of our product candidates. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability, if at all. Even if we successfully develop one or more products, we may not become profitable.

We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of our product candidates. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize any of our product candidates.

We expect our long-term capital requirements to depend on many potential factors, including, among others:

●	the number of product candidates in development;

●	the duration and cost of discovery and preclinical development;

●	the regulatory path of product candidates, including our lead product candidate, Allocetra™, which is being developed for osteoarthritis;

●	the results of preclinical and clinical testing, which can be unpredictable in product candidate development;

●	our ability to successfully commercialize our product candidates, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

●	the progress, success and costs of our clinical trials and research and development programs, including those associated with milestones and royalties;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our lead product candidate and addressing regulatory and other issues that may arise post-approval;

●	the breadth of the labeling, assuming that any of our product candidates are approved for commercialization by the relevant regulatory authority;

●	our need or decision to acquire or in-license complementary technologies or new platform technologies or product candidate targets;

●	the costs of enforcing our issued patents and defending intellectual property-related claims;

●	the costs of investigating patents that might block us from developing potential product candidates;

●	the costs of recruiting and retaining qualified personnel;

●	our revenue, if any; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

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

We devote substantially all of our efforts toward research and development activities. In the course of such activities, we have sustained operating losses and expect such losses to continue for the foreseeable future. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA, EMA or other regulatory authorities approve one of our product candidates and we successfully commercialize (including out-licensing) such product candidate. Based on our current operating plan, we anticipate that our existing resources will be sufficient to maintain our currently planned operations, including our continued product development, through the end of 2026. Accordingly, our ability to continue operating will require us to obtain additional financing to fund our operations and we cannot provide any assurance that we will be successful in doing so. If we are not successful in obtaining additional capital resources, we may not be able to continue our activities beyond the end of 2026. The perception of our inability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in loss of confidence by investors, suppliers and employees.

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

Our business depends on the economic health of the global economies. U.S. and global markets have recently experienced volatility and disruption, including as a result of the escalation of geopolitical tensions following the start of the war between Russia and Ukraine in February 2022 and the war between Israel and Hamas in October 2023. In addition, there is current uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs and we cannot predict whether, and to what extent, U.S. trade policies will change in the future. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, terrorism or other geopolitical events, such as military or political instability in Israel or changes in U.S. relations with other countries, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in a challenging capital raising environment, slower adoption of new technologies and increased competition, and any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F. See also “Risks Related to Israeli Law and Our Operations in Israel—Our headquarters and other significant operations are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military instability in Israel.”

 Risks Related to Our Business, Industry and Regulatory Requirements

We have focused substantially all of our efforts and resources on Allocetra™, and we may not obtain regulatory approval of Allocetra™.

We have focused substantially all of our efforts and financial resources in the research and development of Allocetra™. As a result, our business is primarily dependent on our ability to complete the development of, obtain regulatory approval for, and successfully commercialize Allocetra™. The process to develop, obtain regulatory approval for and commercialize Allocetra™ is long, complex and costly, and its outcome is uncertain.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs and pharmaceutical products, including biologics, are subject to extensive regulation by the FDA, the EMA and regulatory agencies in other countries. These regulations differ from jurisdiction to jurisdiction. We are not permitted to market Allocetra™, or any other product candidate, in the United States until we receive approval of a biologics license application (“BLA”) from the FDA, or in the European Union until we receive a marketing authorization application (“MAA”) from the EMA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. We have not yet obtained regulatory clearance to conduct confirmatory clinical trials that are necessary to file a BLA with the FDA or comparable applications to other regulatory authorities in other countries, nor have we received marketing approval for Allocetra™ in any country. The results of clinical trials may be unsatisfactory and, even if endpoints are successfully met, the FDA, EMA, or other regulatory authorities, may not approve our marketing application should we be in a position to file one.

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

Even if regulatory authorities approve any of our product candidates, they may not be commercially successful. Our product candidates may not be commercially successful because, among other things, government agencies or other third-party payors may not provide reimbursement for the costs of the product, or the reimbursement may be too low to be commercially successful. Also, physicians and others may not use or recommend our product candidates, even following regulatory approval. In addition, a product approval, even if issued, may limit the uses for which such product may be distributed, which could adversely affect the commercial viability of the product. Moreover, third parties may develop superior products or have proprietary rights that preclude us from marketing our product. Physician and patient acceptance of, and demand for, our products, if we obtain regulatory approval, will depend largely on many factors, including, but not limited to, the extent, if any, of reimbursement of costs by government agencies and other third-party payors, pricing, the effectiveness of our marketing and distribution efforts, the safety and effectiveness of alternative products, and the prevalence and severity of side effects associated with such products. If physicians, government agencies and other third-party payors do not accept the use or efficacy of our products, we will not be able to generate significant revenue, if any.

Results from our clinical trials may be negative or may not replicate the results of our preclinical trials or earlier clinical trials, which could require that we abandon development of Allocetra™, our other product candidates or any future product candidates, which will significantly impair our ability to generate revenues.

Upon the completion of any clinical trial, the results might not support the outcomes sought by us. Further, success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials and preclinical testing. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed preclinical studies and clinical trials for Allocetra™ may not be predictive of the results we may obtain in later stage trials of Allocetra™ or clinical trials of any of our other product candidates. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies. and clinical trials have nonetheless failed to obtain approval by the FDA, EMA, or other regulatory agency, for their products.

In addition, the clinical trial process may fail to demonstrate that Allocetra™ is safe and effective for its indicated uses. Any such failure may cause us to abandon Allocetra™ and may delay development of other product candidates. Any delay in, or termination or suspension of, our clinical trials will delay the requisite filings with the FDA, EMA or other regulatory agencies and, ultimately, our ability to commercialize our product candidates and generate revenues. If the clinical trials do not support our product claims, the completion of development of such product candidate may be significantly delayed or abandoned, which will significantly impair our ability to generate revenues and will materially adversely affect our results of operations.

The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

We may not be able to commence or complete the clinical trials required to support our submission of a BLA to the FDA or a MAA to the EMA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA or other regulatory authorities permit a company to conduct human clinical trials is no guarantee that the trial will be successful. On the contrary, most product candidates that enter clinical trials do not prove to be successful and do not result in the filing of a BLA, MAA or similar filing. Drug candidates that prove successful at one clinical trial phase may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. Regulatory authorities, such as the FDA and EMA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

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

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, EMA or other regulatory authorities, the IRBs at the sites where such boards are overseeing a trial, or a Data and Safety Monitoring Board (“DSMB”) overseeing the clinical trial at issue or other regulatory authorities due to a number of factors, including:

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

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining approval of a BLA, or similar regulatory application, is an extensive, lengthy, expensive and uncertain process, and the EMA, the Israeli Ministry of Health (“IMOH”), the FDA and other regulatory agencies may delay, limit or deny approval of our product candidates for many reasons, including:

●	we may not be able to demonstrate to the satisfaction of the applicable regulatory agencies that our product candidates are safe and effective for any indication;

●	the results of our clinical trials may not meet the level of statistical significance or clinical significance required by the applicable regulatory agencies for approval;

●	the applicable regulatory agencies may disagree with the number, design, size, conduct or implementation of our clinical trials;

●	the applicable regulatory agencies may not find the data from preclinical studies and clinical trials sufficient to demonstrate that our product candidates’ clinical and other benefits outweigh their respective safety risks;

●	the applicable regulatory agencies may disagree with our interpretation of data from preclinical studies or clinical trials;

●	the applicable regulatory agencies may not accept data generated at our clinical trial sites;

●	the data collected from preclinical studies and clinical trials of our product candidates may not be sufficient to support the submission of a BLA or similar regulatory application;

●	the applicable regulatory agencies may not schedule an advisory committee meeting in a timely manner, or the advisory committee may recommend against approval of our application or may recommend that the applicable regulatory agencies require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

●	the applicable regulatory agencies may require development of a risk evaluation and mitigation strategy as a condition of approval;

●	the applicable regulatory agencies may require simultaneous approval for both adults and children which would delay needed approvals, or we may have successful clinical trial results for adults, but not children, or vice versa;

●	the applicable regulatory agencies may change their approval policies or adopt new regulations that may impede consideration or approval of our BLA, or similar regulatory application;

●	the applicable regulatory agencies may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers, or suppliers of blood and cell samples or providers of cell collection, freezing and transportation services, with which we enter into agreements for clinical and commercial supplies; and

●	the applicable regulatory agencies may demand post-marketing approval studies, such as Phase IV clinical trials, in connection with our product candidates.

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

The manufacture of Allocetra™ is a complex and delicate process of cell collection, separation, freezing, storing, incubation, harvesting, formulating and testing, each under aseptic conditions. First, cells are collected by separation from blood donations at collection centers and medical centers. Donations for AllocetraTM are collected from healthy donors through apheresis. The cells sourced for AllocetraTM are then shipped to a manufacturing site for cryopreservation by trained personnel pursuant to current Good Manufacturing Practices (“cGMP”) requirements, FDA guidelines and our manufacturing protocol, as detailed in our Chemistry Manufacturing and Controls (“CMC”) protocols. Second, the cells are thawed, processed, prepared in an intravenous bag and tested according to our quality assurance and quality control assays and cGMP requirements. The final product is then shipped to the clinical site where it is infused into the patient within the predetermined expiration period. All shipping and handling are pursuant to carefully controlled conditions, including controlled temperatures, as required by applicable regulations. The manufacturing sites must be registered manufacturing facilities operating under cGMP requirements and all manufacturing activities, including cell collection, processing, testing, freezing, shipping, final product preparations, packaging and labeling, must be conducted by properly and adequately trained personnel in accordance with detailed protocols, batch records and our CMC and based on cGMP requirements and FDA, or other applicable regulatory, guidelines.

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

While we expect to write-off small amounts of work-in-progress in the ordinary course of business due to the complex nature of blood, our processes and our product candidates, unanticipated events may lead to write-offs and other costs materially in excess of our expectations and the reserves we have established for these purposes. Such write-offs and other costs could cause material fluctuations in our liquidity and results of operations. Furthermore, contamination of our product candidates could cause consumers or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could adversely affect our liquidity and results of operations. In addition, faulty or contaminated product candidates that are unknowingly distributed could result in patient harm, threaten the reputation of our products.

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

Despite overlapping safeguards, including the screening of donors and GMP aseptic manufacturing under a quality controlled governing system, the risk of transmissible disease through blood products cannot be entirely eliminated. For example, because blood-derived therapeutics involve the use and purification of human blood, there has been concern raised about the risk of transmitting human immunodeficiency virus (“HIV”), West Nile virus, H1N1 virus or “swine flu” and other blood-borne pathogens and infectious agents through blood-derived products. There are also concerns about the future transmission of H5N1 virus, or “bird flu.” In the 1980s, thousands of individuals with hemophilia worldwide became infected with HIV through contaminated Factor VIII blood-derived products.

New infectious diseases emerge in the human population from time to time. If a new infectious disease has a period during which time the causative agent is present in the bloodstream, but symptoms are not present, it is possible that blood donations could be contaminated by that infectious agent. Typically, early in an outbreak of a new disease, tests for the causative agent do not exist. During this early phase, we must rely on screening of donors and patients (e.g., for behavioral risk factors or physical symptoms) to reduce the risk of blood contamination. Screening methods are generally less sensitive and specific than a direct test as a means of identifying potentially contaminated blood units.

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

Even if Allocetra™ or any other product candidate that we may develop receives marketing approval, we will continue to face extensive regulatory requirements, and any such product may still face future development and regulatory difficulties. In addition, we are subject to government regulations, and we may experience delays in obtaining the required regulatory approvals to market our proposed product candidates.

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

The commercial success of Allocetra™ or any future product candidate for which we obtain marketing approval from the FDA, EMA or other regulatory authorities, will depend on the breadth of its approved labeling and upon the acceptance of the product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including, without limitation:

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

We may determine to seek collaboration arrangements in the future with pharmaceutical or biotechnology companies for the development and commercialization of Allocetra™ and any future product candidates. For example, we plan to seek potential external collaboration or out-licensing opportunities for the continued clinical development of Allocetra™ for use in patients with sepsis instead of pursuing internal development. We will face, to the extent that we decide to enter into future collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements. Additionally, the terms of any collaborations or other arrangements that we may establish may not be favorable to us.

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

We may acquire or in-license additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sales, including extensive preclinical or clinical testing, or both, and approval by the FDA, EMA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or products developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

The FDA, EMA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA, EMA and other regulatory agencies strictly regulate promotional claims about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA, EMA or other regulatory agencies as reflected in the product’s approved labeling. In particular, any labeling approved by such regulatory agencies for our products, if any, may also include restrictions on use. Such regulatory agencies may impose further requirements or restrictions on the distribution or use of our products as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for our product candidates, physicians may nevertheless prescribe our products to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such “off-label” uses, we may become subject to significant liability. In particular, the U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The EMA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

We may be subject to extensive environmental, health and safety, and other laws and regulations in multiple jurisdictions.

Our business involves the controlled use, including through our service providers, of hazardous materials, various biological compounds and chemicals; therefore, we, our agents and our service providers may be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damage, the costs of which could be substantial. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any environmental and health laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs incurred by us to install new or updated pollution control equipment for our service providers, modify our operations or perform other corrective actions at our facilities or the facilities of our service providers. In addition, fines and penalties may be imposed on us, our agents and/or our service providers for non-compliance with environmental, health and safety and other laws and regulations or for the failure to have, or comply with the terms and conditions of, required environmental or other permits or consents.

We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products.

In Europe, the United States and in other countries, sales of our products, if any, will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

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

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. We may not be able to provide sufficient data to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for our future products. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our future products. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize our product candidate, or any future product candidates, profitably, or at all, even if approved.

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

We are subject to anti-kickback laws and regulations. Our failure to comply with these laws and regulations could have adverse consequences for us.

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

There are a number of products in development for the treatment or prevention of osteoarthritis and the other autoimmune and inflammatory disorders that we are targeting, such as psoriatic arthritis, or may target in the future, most of which are being developed by companies that are far larger than us, with significantly greater resources and more experience. The FDA has approved several therapies for the treatment of osteoarthritis, including a certain treatment specifically for knee osteoarthritis. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large, fully integrated, pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with our product candidates. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to Allocetra™ or any other product candidate that we may develop. Key competitive factors affecting the commercial success of Allocetra™ and any other product candidates that we may develop are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement. Furthermore, even if Allocetra™ and any other product candidates that we may develop are able to achieve these attributes, and are approved, acceptance of our products may be inhibited by the reluctance of physicians to switch from existing therapies to our products, or if physicians choose to reserve our products for use in limited circumstances.

Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA, EMA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than us in obtaining FDA, EMA and other marketing approvals for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize, which may render Allocetra™ or any other product candidates that we may develop obsolete or uncompetitive before we can recover the expenses of developing and commercializing the product. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases and disorders we are targeting could render Allocetra™ or any other product candidates that we may develop, uncompetitive or obsolete. If we cannot successfully compete with new or existing products, our marketing and sales will suffer, and we may never be profitable.

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. If Allocetra™ for the treatment of moderate to severe knee osteoarthritis is approved for commercial sale, it would face competition from existing approved treatments for knee osteoarthritis, many of which may have achieved commercial success. To compete successfully in the market for treatment of osteoarthritis, we need to disrupt currently marketed drugs, meaning that we will have to demonstrate that the relative cost, method of administration, safety, tolerability and efficacy of Allocetra™ provides a better alternative to existing and new therapies. Moreover, several companies have reported the commencement of research projects related to the treatment or prevention of osteoarthritis. We face competition with respect to Allocetra™ for the treatment of osteoarthritis and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major biopharmaceutical companies, specialty biopharmaceutical companies, and biotechnology companies worldwide.

Significant disruptions of information technology systems, cyberattacks and other security breaches could compromise our proprietary and confidential information, which could harm our business and reputation.

In the ordinary course of our business, we generate, collect and store proprietary information, including information regarding clinical trial subjects, intellectual property and business information. We rely on sophisticated information technology systems, including software, cloud services and network-connected control systems, some of which are managed, hosted, provided or serviced by third parties. The secure storage, maintenance, and transmission of and access to this information is important to our operations, including our research and development efforts, and reputation. The future operation, success and growth of our business depends on streamlined processes made available through our uninhibited access to information systems, global communications, internet activity and other network processes. Further, because certain employees are working remotely, our reliance on our third-party information technology systems has increased, which could increase our cybersecurity risk, create data accessibility concerns and make us more susceptible to communication disruptions, any of which could adversely impact our business operations.

Like most other companies, despite our current security measures and process controls, our information technology systems, and those of our third-party service providers, may be vulnerable to information security breaches, ransomware or extortion, mishandled data, acts of vandalism, computer viruses and interruption or loss of valuable business data. Stored data might be improperly accessed due to a variety of events beyond our control, including, but not limited to, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of access to data and information, terrorist attacks, hackers, security breaches or other security incidents, and computer viruses or attacks. A failure of any third parties who maintain our information technology systems to provide adequate and timely support could adversely affect the operation of our information technology systems.

Hackers and data thieves are increasingly sophisticated and operate large-scale and complex attacks (including through the use of artificial intelligence), which may remain undetected until after they occur. In some cases, attempted attacks and intrusions are designed not to be detected and, in fact, may not be detected. Such attacks also may be further enhanced in frequency or effectiveness through threat actors’ use of artificial intelligence. Computer hackers may attempt to penetrate our computer systems or those of our third-party vendors and, if successful, misappropriate our proprietary and confidential information including e-mails and other electronic communications. In addition, an employee, contractor, or other third party with whom we do business may attempt to obtain such information and may purposefully or inadvertently cause a breach involving such information. Any such compromise of our data security and access to, or public disclosure or loss of, confidential business or proprietary information could disrupt our operations, damage our reputation, provide our competitors with valuable information and subject us to additional costs, which could adversely affect our business.

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

Our products and product candidates could cause adverse effects. These adverse effects may not be observed in clinical trials but may nonetheless occur in the future. If any of these adverse effects occur, they may render our product candidates ineffective or harmful in some patients, and our sales would suffer, materially adversely affecting our business, financial conditions and results of operations.

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

We have obtained liability insurance coverage for our clinical trials with limits that are customary for such trials. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, in the future, we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts to adequately protect us against losses due to liability. If and when we obtain marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A successful product liability claim, or series of claims, brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

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

Our future growth and success depend on our ability to recruit, retain, manage and motivate our senior executive officers. The loss of the services of our management personnel, including without limitation, our Executive Chairman, Shai Novik, our Chief Executive Officer, Dr. Oren Hershkovitz, or our Chief Medical Officer, Dr. Einat Galamidi or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

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

In recent years, there has been an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters, including climate change, energy and water use, plastic waste and other sustainability concerns. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Directors and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our suppliers may be unwilling to continue to do business with us. Further, if we do not adapt to or comply with new regulations, or fail to meet investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

Risks Related to Our Reliance on Third Parties

We depend on third parties to conduct our clinical trials.

We currently rely, and for the foreseeable future, will continue to rely, on third parties, such as CROs, medical institutions, clinical investigators and contract laboratories to oversee most of the operations of our clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not fulfill their obligations in a timely fashion or in accordance with regulatory requirements. If these third parties do not successfully carry out their contractual duties or obligations and meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our financial results and the commercial prospects for our product candidates or any other potential product candidates could be harmed, our costs could increase and our ability to obtain regulatory approval and commence product sales could be delayed.

We may rely on third party manufacturers to manufacture our product candidates for purposes of clinical trials and commercial quantities of our product candidates, if and when approved for marketing by the applicable regulatory authorities.

With respect to the production of the starting material required for future clinical trials, we may rely either on our own manufacturing capabilities or on third parties. We currently, and in the future will, rely upon blood banks and collection service facilities for the collection of starting material for the production of Allocetra™. We plan to initially rely upon hospitals, other health care providers, contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of our product candidates, if and when approved for marketing by the applicable regulatory authorities. Although we have not yet engaged any contract manufacturers or other service providers, if and when we do, our contract manufacturers and service providers must complete technology transfer, process validation for the manufacturing process and demonstrate successful manufacturing of comparable product. If our contract manufacturers and service providers, and their respective facilities, as applicable, are not approved by EMA, or other applicable regulatory authorities, our commercial supply of the product candidate will be significantly delayed and may result in significant additional costs. If we need to identify additional finished product manufacturers, we would not be able to do so without significant delay and likely significant additional cost.

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

Although we expect to do so, we may not be able to submit a marketing application seeking approval of Allocetra™ prior to the applicable patents’ expiration date, assuming all necessary patents are in fact issued. Moreover, we cannot be certain that we will be the first applicant to obtain FDA and/or EMA approval for any indication of our product candidates and we cannot be certain that we will be entitled to any other exclusivity with respect to the same. Such a diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition.

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

We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information to any other party. We also require our employees and consultants to disclose and assign to us their ideas, developments, discoveries and inventions. These agreements may not, however, provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our business and competitive position would be harmed.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect, and filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. As such, we may not be able to prevent third parties from duplicating our inventions, or from selling or importing products made using our inventions, in countries outside those for which we have legally obtained patent protection. Further, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals or biologics, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. In addition, certain developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities, and could materially adversely affect our competitive advantage, business and results of operations. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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

The biotechnology industry has been characterized by extensive and frequent litigation regarding patents and other intellectual property rights. The situations in which we may become parties to such litigation or proceedings may include:

(i)	litigation or other proceedings we may initiate against third parties to enforce the patent rights or other intellectual property rights;

(ii)	litigation or other proceedings we may initiate against third parties seeking to invalidate the patents held by such third-parties or to obtain a judgment that the technology does not infringe such third parties’ patents;

(iii)	litigation or other proceedings third parties may initiate against us seeking to invalidate the patents or to obtain a judgment that third-party technology or products do not infringe the patents; and

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

Any patents issued to us will not ensure the protection of our intellectual property for a number of reasons, including, without limitation, the following:

●	any issued patents may not be broad or strong enough to prevent competition from other products including identical or similar products;

●	if we are not awarded patents or if issued patents expire or are declared invalid or not infringed, there may be no protections against competitors attempting to make “biosimilars;”

●	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

●	there may be other patents or pending patent applications existing in the patent landscape for our product candidates that will affect our freedom to operate;

●	if our patents are challenged, a court could determine that they are not valid or enforceable;

●	a court could determine that a competitor’s technology or product does not infringe our patents;

●	our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

●	if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

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

Certain countries may not provide the same or similar protection as that provided in the United States. Additionally, due to uncertainty in patent protection law, we have not filed applications in many countries where significant markets exist, including, without limitation, South American countries, Eurasian countries, African countries and Taiwan.

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

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. For example, there could be issued patents of which we are not aware that our products infringe. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made, and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.

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

We may be required to initiate litigation to enforce our rights or defend our activities in response to the alleged infringement of a third party. In addition, we may be sued by others who hold intellectual property rights and who claim that their rights are infringed by our product candidates or any of our future products or product candidates. These lawsuits can be very time-consuming and costly. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries generally.

A third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume time and other resources. There is a risk that such a court will decide that we are infringing the third-party’s patents and will order us to stop the activities claimed by the patents, redesign our products or processes to avoid infringement or obtain licenses, which may not be available on commercially reasonable terms. In addition, there is a risk that a court will order us to pay the other party damages for infringement.

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

In addition, our patents and patent applications could face other challenges, such as interference proceedings, opposition proceedings and re-examination proceedings. Any of these challenges, if successful, could result in the invalidation of, or in a narrowing of the scope of, any of our patents and patent applications subject to challenge. Any of these challenges, regardless of their success, would likely be time-consuming and expensive to defend and resolve and would divert our management’s time and attention.

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

In addition, the stock market in general, and the Nasdaq Capital Market and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like ours. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. The price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low.

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

Our principal shareholders, directors and officers currently own approximately 13.87% of our outstanding ordinary shares. They will therefore be able to exert significant influence over matters submitted to our shareholders for approval.

Our principal shareholders, directors and officers beneficially own approximately 13.87% of our outstanding ordinary shares. As a result, these shareholders, if they acted together, could significantly influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Raising additional capital could result in dilution of our existing shareholders and may restrict our operations or require us to relinquish rights.

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

The trading market for our ordinary shares may be influenced by research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or, if they do, provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact our share price or trading volume.

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

We are a “foreign private issuer” under the Exchange Act and the rules of the SEC promulgated thereunder. As a result, we are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. meaning that, among other things, we are required to file our Annual Report on Form 20-F with the SEC within four months following our fiscal year end. In addition, we are not subject to quarterly financial reporting, as would be the case for a U.S. domestic reporting company; therefore, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are additionally not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material non-public information. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. If we lose our status as a foreign private issuer, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States.

As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Capital Market (the “Nasdaq Listing Rules”) for U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedures, quorum requirements, approval of compensation of officers and distribution of periodic reports. In addition, we follow our home country law instead of the Nasdaq Listing Rules that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the Company, the issuance of more than 20% of the equity in the Company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See “Item 16G — Corporate Governance.”

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

Our executive offices are located in Ness Ziona, Israel. In addition, our officers and several of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries and terrorist organizations active in the region. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria, which have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. In response, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel to their continued rocket and terror attacks. Subsequent to the commencement of the Hamas-Israel war, Hezbollah in Lebanon launched missile, rocket and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel; and the Houthis, a military organization based in Yemen, launched a series of attacks on global shipping routes in the Red Sea, as well as direct attacks on various parts of Israel. In response to these attacks, the Israeli army carried out a number of targeted strikes on sites belonging to Hezbollah and conducted ground operations in southern Lebanon. In April and October 2024, Iran launched direct attacks on Israel, involving hundreds of drones and ballistic missiles launched directly towards highly populated civilian areas and military bases. In November 2024, a ceasefire agreement was reached between Hezbollah in Lebanon and Israel; however, Hezbollah breached the ceasefire agreement in March 2025. In January 2025, a temporary ceasefire agreement was reached between Hamas in Gaza and Israel, but hostilities resumed in mid-March 2025. The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies such as by Moody’s, S&P Global, and Fitch. We cannot predict if and to what extent any ceasefire agreements will be reached or upheld.

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

While we have not been materially impacted by the conditions in Israel since the war broke out in October 2023, hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries, and we cannot predict how such conflicts will ultimately affect our business and operations or Israel’s economy in general. These events could lead to increased costs, risks to employee safety, and challenges to business continuity, potentially resulting in financial losses.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel and Israeli companies. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods and services or restrict doing business with Israel and Israeli companies. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries (if approved). In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and product development, make it more difficult for us to do business and raise capital and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest, and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, growth prospects, and share price as well as our ability to raise additional funds.

Exchange rate fluctuations between the U.S. dollar, Euro and the NIS may negatively affect our earnings.

Our functional currency is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which we operate and expect to continue to operate for the foreseeable future. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the applicable balance sheet date. Because we incur expenses denominated in currencies other than the U.S. dollar, predominantly the NIS and Euro, fluctuations in exchange rates among these currencies may negatively impact our earnings, particularly if the NIS or Euro appreciates against the U.S. dollar. The average exchange rate for the year ended December 31, 2024 was $1.00 = Euro 3.7964 and $1.00 = NIS 3.647.

Enlivex Therapeutics R&D Ltd., our primary operating subsidiary, received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

The research and development efforts of our primary operating subsidiary, Enlivex Therapeutics R&D Ltd., a company organized under the laws of the State of Israel (“Enlivex R&D”), have been financed in part through royalty-bearing grants, in the aggregate amount of approximately $8.0 million, from the Israel Innovation Authority (the “IIA”), pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984) (the “Innovation Law”). As of December 31, 2024, Enlivex R&D had not paid any royalties to the IIA and had a contingent obligation to the IIA, including interest, of $9.8 million.

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

Provisions of Israeli law and our Amended and Restated Articles of Association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our Board of Directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things, Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires the approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

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

We are organized in Israel. All of our executive officers and the majority of our directors reside outside of the United States, and all of our assets are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

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

Our primary operating subsidiary, Enlivex R&D, was originally incorporated as Tolarex Ltd. in September 2005 under the laws of the State of Israel. In February 2010, Enlivex R&D changed its name to Enlivex Therapeutics Ltd., and upon consummation of the Merger, to Enlivex Therapeutics R&D Ltd. In June 2021, Enlivex Therapeutics RDO Ltd. was established in Israel as a wholly owned subsidiary. Our principal executive offices are located at 14 Einstein Street, Ness Ziona, Israel 7403618 and our telephone number is: +972 26208072. Our wholly owned U.S. subsidiary, Enlivex Therapeutics Inc., incorporated in Delaware, has been appointed our agent in the United States, and its registered address is 1811 Silverside Road, Wilmington, Delaware 19810. Our website address is https://www.enlivex.com. The information contained on, or that can be accessed through, our website is not part of this Annual Report on Form 20-F. We have included our website address herein solely as an inactive textual reference. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov.

Our capital expenditures for the three years ended December 31, 2024, 2023 and 2022 were insignificant. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

4.B. Business Overview

Overview

The Company is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of a given disease. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents.

Macrophages are tissue-resident or infiltrating immune cells critical for innate immunity, normal tissue development, and repair of damaged tissue. Macrophages’ function is a result of their original designation, their local micro-environment, and the type of metabolites, substances or pathogens to which they are exposed. When reprogrammed out of their homeostatic state, macrophages contribute to the pathophysiology of multiple inflammatory diseases, including osteoarthritis, sepsis and various inflammatory disorders.

We believe the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway affecting macrophage activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on osteoarthritis as its main chronic inflammatory indication. Osteoarthritis is a degenerative joint disease, characterized by low-grade inflammation, that affects more than 32.5 million adults in the United States. Treatment of osteoarthritis represents a substantial unmet medical need, particularly non-invasive treatments, as current therapeutic options are largely limited to pain management, lifestyle modifications, and, ultimately, joint replacement surgery. The Company believes that negatively reprogrammed macrophages may be key contributors to disease severity in osteoarthritis and that the effective reprogramming of these negatively reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution.

In 2024, the Company made significant progress in its osteoarthritis clinical program, with a primary focus on the moderate to severe knee osteoarthritis trial. This multi-center, multi-country, double-blinded, placebo-controlled Phase I/II trial aims to evaluate the efficacy and safety of Allocetra™ in patients with moderate to severe knee osteoarthritis. Following the completion of the Phase I safety run-in stage, the Company announced positive interim results, demonstrating statistically significant improvements in pain, functionality, and stiffness at both three- and six-months post-treatment. The double-blind, randomized, placebo-controlled Phase II stage, which is statistically powered to assess the efficacy of Allocetra™ injections into the knee at the highest dose of Allocetra™ used in the Phase I stage, is ongoing. In April 2024, the Company completed the recruitment of the Phase II stage. Additionally, the Company is conducting trials in end-stage knee osteoarthritis, basal thumb osteoarthritis, psoriatic arthritis, and temporomandibular joint osteoarthritis. All planned and expected timelines for execution of clinical trials are subject to certain risks and uncertainties. For further discussion of risks and uncertainties related to our clinical trials, see Item 3.D. “Risk Factors” above.

During 2024, the Company also continued the development of its sepsis clinical program. In April 2024, the Company announced the 28-day topline data from the placebo-controlled, randomized, dose-finding, multi-center Phase II trial evaluating Allocetra™ in patients with pneumonia-associated sepsis, which was later expanded to include patients with sepsis resulting from biliary, urinary tract, or peritoneal infections. The 28-day topline data stand-alone analysis demonstrated substantial reductions in sequential organ failure assessment (“SOFA”) scores and a 65% reduction in overall mortality compared to expected mortality rates based on recently completed sizable clinical trials, particularly in patients with urinary tract infection (“UTI”)-related sepsis. The 12-month follow-up analysis demonstrated a continued favorable safety profile, as observed in the topline data, with no additional findings in the high-risk UTI-related sepsis group, as previously demonstrated in the 28-day topline data. We are continuing to close down all active sites and complete all required operations as part of the trial’s finalization.

In light of market conditions, the Company’s limited cash availability and the substantial budget required for advancing to a follow-up clinical trial in patients with sepsis, the Company plans to seek potential external collaboration or out-licensing opportunities for the continued clinical development of Allocetra™ for use in patients with sepsis, instead of pursuing internal development.

Osteoarthritis Clinical Program

Since our inception, due to its inherent properties, we have considered Allocetra™ as an innovative, highly differentiated modality for immune resolution across inflammatory and auto-immune indications. In September 2023, we initiated a clinical program in osteoarthritis, a degenerative disease characterized by low-grade inflammation that represents a substantial unmet medical need.

The pathogenesis of osteoarthritis affects an entire joint, including cartilage, synovial tissue, subchondral bone, and the joint capsule, and additionally results in inflammation of the synovium. Low-grade synovial inflammation has been observed in most osteoarthritis patients at both early and late stages of the disease. Inflammatory factors and mediators play a crucial role in the breakdown of the cartilage extracellular matrix (ECM) and cartilage damage. Osteoarthritis synovium contains elevated levels of immune cells, with activated macrophages being predominant. Pro-inflammatory macrophages release a broad spectrum of inflammatory and immune mediators into the synovial cavity, contributing to chronic inflammatory conditions, cartilage loss, and bone alteration. As pro-inflammatory macrophages play a crucial role in the initiation of osteoarthritis immunopathogenesis and low-grade chronic inflammation, reprogramming them into pre-resolution macrophages is considered an emerging target for osteoarthritis treatment. We believe that Allocetra™, which targets macrophages and macrophage-associated inflammatory pathways, may be a promising therapeutic strategy in the treatment of osteoarthritis.

The initiation of our osteoarthritis clinical program followed preclinical evidence demonstrating Allocetra's™ potential mechanism of action in resolving chronic low-grade inflammation in joints affected by osteoarthritis. This was further supported by observed recovery in a case study involving a 70-year-old patient with Gorham-Stout syndrome, a rare disease characterized by destruction of osseous matrix and proliferation of vascular structures. The patient, who had experienced complete destruction and absorption of the shoulder joint, showed substantial improvement following five intra-articular Allocetra™ injections, with maintained improvement documented at a two-year follow-up.

Moderate to Severe Knee Osteoarthritis

In January 2024, following receipt of the approval of the IMOH, we initiated a Company-sponsored multi-center, multi-country, double-blinded, placebo-controlled and statistically powered Phase I/II trial to evaluate efficacy as well as safety of AllocetraTM in patients with moderate to severe knee osteoarthritis and potentially allow the Company to design and initiate a clinical registrational trial upon its completion. This Phase I/II clinical trial is expected to enroll up to 160 patients and consists of two stages. The first stage, which we successfully completed, was a Phase I safety run-in, open-label dose escalation phase to characterize the safety and tolerability of Allocetra™ injections to the target knee in order to identify the dose and injection regimen for the subsequent Phase II stage. The Phase II stage is a double-blind, randomized, placebo-controlled, multi-center trial. In addition to evaluating safety, the trial’s key efficacy endpoints will evaluate joint pain and joint function compared to placebo at three-, six- and 12-months post-treatment. The study design includes an interim statistical evaluation, conducted by an independent third party and blinded to the Company, to assess the potential value of enrolling up to 50 additional patients beyond the original randomized sample size of 130 and its marginal impact on the p-value of the statistical estimation for the total group and/or specific sub-group. In addition, the study incorporates an independent DSMB that reviews the safety data at three predefined time points.

In September 2024, we announced the recommendation by the independent DSMB to proceed with the randomized Phase II stage at the highest tested dose, as well as the Danish Medicines Agency’s authorization to initiate this next trial stage.

In December 2024 and March 2025, we announced positive interim 3-month and 6-month efficacy data for the first 12 patients treated in the Phase I stage, demonstrating marked statistically significant improvements in all key efficacy endpoints. The 3-month and 6-month efficacy data included a 50% and 47% average pain reduction, respectively, as measured by the Numeric Rating Scale (NRS) pain screening tool, and 42% and 46% improvements in functionality, respectively, and 37% and 40% improvements in stiffness, respectively, in each case compared to baseline. The reported reduction in pain measured by the NRS was consistent with data from the Western Ontario and McMaster Universities Osteoarthritis Index (WOMAC) questionnaire, a widely used, standardized tool for evaluating osteoarthritis of the knee and hip, assessing pain, stiffness, and physical function. The 3-month and 6-month efficacy data showed a 52% and 51% reduction in WOMAC pain, respectively. At both intervals, 83% of the patients were considered responders to treatment (Fig 1). No serious adverse events were reported, although some patients experienced mild, transient discomfort or swelling in the knee following injection.

Figure 1

In April 2025, we announced the completion of the recruitment of all patients for the Phase II stage of the study. Overall, 133 patients were randomized and treated in the Phase II stage. We are currently targeting a three-month topline readout by August 2025 and a six-month topline readout by November 2025 for the Phase II stage of the trial.

End Stage Knee Osteoarthritis

During the third quarter of 2023, we announced the dosing of the first patient in a Phase I/II investigator-initiated clinical trial of AllocetraTM in patients with end-stage knee osteoarthritis who had been indicated for knee replacement surgery. In this study, patients with end-stage knee osteoarthritis were offered a single AllocetraTM injection to the knee as a potential “last resort” alternative for pain resolution and knee functionality in lieu of knee-replacement surgery.

In June 2024, we announced positive interim 3-month data for the trial, which showed a significant reduction in pain and a favorable safety profile. A total of nine patients have been enrolled and treated with a single AllocetraTM injection to the knee and evaluated for at least three months following treatment. Patients reported pain using a scale of zero (0, representing no pain) to ten (10, representing maximum pain). At the three-month follow up, a substantial reduction (64%) in average reported pain was observed compared to baseline, with 89% (8/9) of treated patients reporting an improvement in their knee pain compared to their baseline pain prior to treatment, and 33% (3/9) of the patients reporting complete pain relief from an average pain level of 9 to a pain level of 0. During the three-month period post injection of AllocetraTM, only a single patient (1/9, 11%) decided to move forward with knee-replacement surgery, while 89% (8/9) of the patients decided not to proceed with such surgery (Fig 2). In all cases, dosing was successfully completed, and no severe related adverse events were reported following treatment.

Figure 2

Recruitment to the study was completed and long-term follow up is ongoing. The study enrolled a total of 18 patients who were treated with a single injection of AllocetraTM to the afflicted knee. Patients are assessed for safety following dosing, and pain and function responses to treatment up to 12 months following injection.

Basal Thumb Osteoarthritis

In June 2024, following approval by the IMOH, we announced the dosing of the first patient in an investigator-initiated, randomized, placebo-controlled Phase I/II trial evaluating the efficacy and safety of Allocetra™ following injection into patients with basal thumb joint (first carpometacarpal (CMC) joint) osteoarthritis, for which conventional therapies have failed. This Phase I/II investigator-initiated, randomized, placebo-controlled trial plans to recruit up to 46 patients and is composed of two stages. The Phase I stage is a safety run-in, open-label dose escalation phase to characterize the safety and tolerability of Allocetra™ injection to patients with osteoarthritis of the first basal thumb joint (first CMC joint) of the target thumb who have failed conventional therapies, to identify the dose for the randomized stage. The Phase II stage is a planned double-blind, randomized, placebo-controlled stage, which is expected to be initiated following the completion of the safety run-in stage and selection of the safe and tolerable dose. Up to 40 patients will be randomized in a 1:1 ratio for treatment with either AllocetraTM at the selected dose or placebo. The primary safety endpoint will measure the frequency and severity of adverse events and serious adverse events, and the efficacy endpoints will include assessments of change from baseline in pain and function for up to 12 months. We are currently targeting to receive the three-month and six-month topline readouts for the Phase I stage of the trial by June 2025 and for the Phase II stage of the trial during the second half of 2025.

Psoriatic Osteoarthritis

In July 2024, we announced that the IMOH had authorized the initiation of a Company-sponsored Phase I clinical trial to evaluate the safety and tolerability of Allocetra™ following injection into an affected joint in patients with psoriatic arthritis. In November 2024, we announced the completion of the dosing and initial follow-up period for the first patient in this Phase I clinical trial, and no safety concerns were recorded. The trial currently plans to recruit six patients who have insufficiently responded to conventional therapies for psoriatic arthritis. The primary safety endpoint will measure the frequency and severity of adverse events and serious adverse events, and secondary endpoints will include assessments of change from baseline in pain and other parameters of disease activity for up to 12 months following administration of Allocetra™.

Temporomandibular Joint Osteoarthritis

In December 2024, the IMOH authorized the initiation of an investigator-initiated Phase I trial to evaluate the safety, tolerability and initial efficacy of Allocetra™ for injection into the temporomandibular joint (“TMJ”) in patients suffering from TMJ osteoarthritis, which will be conducted by the Rheumatology Unit at Sheba Medical Center in collaboration with the Department of Oral and Maxillofacial Surgery. The Phase I trial aims to recruit six patients who have shown insufficient response to conventional treatments for TMJ osteoarthritis. The primary safety endpoint will measure the frequency and severity of adverse events and serious adverse events, and efficacy endpoints will assess changes from baseline in TMJ pain, joint functionality, and other disease parameters for up to 12 months following administration of Allocetra™. In April 2025, we announced that the dosing of the first patient was completed.

Sepsis Clinical Program

Sepsis is a highly heterogeneous syndrome that is caused by an unbalanced immune host response to an infection. Sepsis was not clinically defined until the early 1990s when a group of key opinion leaders released the first consensus definition of sepsis. Sepsis has been defined as a systemic inflammatory response syndrome (“SIRS”) caused by an infection; and increasing severities have been designated as ‘severe sepsis’ (referring to sepsis and organ dysfunction) and ‘septic shock’ (referring to sepsis and refractory hypotension). In the most recent ‘Sepsis-3’ consensus definition, sepsis is defined as a life-threatening organ dysfunction that is caused by a dysregulated host response to infection, and the term “severe sepsis” has been removed. Notably, while infection is the triggering event in this definition of sepsis, the aberrant immune response often remains after successful treatment of the infection. This immune response is evidenced by a cytokine storm, a severe immune reaction in which the body releases too many cytokines into the blood too quickly, driving the severity of the clinical condition of sepsis patients. Sepsis imposes a substantial global burden in terms of morbidity and mortality.

Nearly all patients with severe sepsis require treatment in an intensive care unit. Sepsis, which has been identified by the World Health Organization as a global health priority, has no proven pharmacologic treatment other than appropriate antibiotic agents, fluids, and vasopressors. According to the CDC, at least 1.7 million adults in the United States develop sepsis each year, with approximately 270,000 dying of the disease. Among all sepsis cases, up to an estimated 31% are urosepsis, representing up to 2.8-9.8 million cases, and up to 1.6 million deaths annually worldwide (G. Bonkat et. al; 2018). Various studies estimate that sepsis is present in 30% to 50% of hospitalizations that culminate in death (Rhee et al; 2019).

Previous attempts to find a therapy for sepsis failed partially due to the parallel and complex course of biological activities that occur within a sepsis patient. For many years, a disproportionate inflammatory response to invasive infection was considered to be central to the pathogenesis of sepsis, but it is now clear that the host response is disturbed in a much more complex way, involving both sustained excessive inflammation and immune suppression, and a failure to return to normal homeostasis, which may lead to organ damage, multiple organ failure and mortality. If the immune system could be rebalanced, we believe that many of the negative outcomes, specifically organ damage and failure, could be prevented, which could significantly increase a patient’s chance of survival with reduced morbidity.

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

In March 2020, the Company announced the final safety and efficacy data from the Company’s completed Phase Ib clinical trial. The final analysis compared the clinical data of 10 patients admitted to the ICU with sepsis who were administered Allocetra™ upon their admission, with 37 patients who were matched controls (matched by age, gender, SOFA score, and infection source) who received only the standard of care treatment at the same hospital during 2014-2019 but did not receive Allocetra™. The clinical trial was conducted at Hadassah Medical Center, which is one of the largest and most prestigious hospitals in Israel. The Acute Physiology and Chronic Health Evaluation (APACHEII) score of the Allocetra™-treated group was 12.9, and the corresponding probability of mortality of at least one patient in that group was predicted at 85% based on the hospital’s ICU staff’s clinical assessment of each patient’s overall condition at admission. However, none (0%) of the Allocetra™-treated patients died during the 28-day study period, as compared to 27% 28-day mortality in the matched controls group. Each of the 10 Allocetra™-treated patients had between 2 to 5 dysfunctional organ systems upon admission to the ICU. All (100%) of the Allocetra™-treated patients had rapid and complete recovery from their septic conditions and of any organ dysfunction that was present upon admission to the ICU. Despite the similarity of SOFA scores at entry between the Allocetra™-treated patients and the matched controls group (average of 3.4 versus 3.47), not a single patient treated with Allocetra™ had any increase in organ-failure state post administration of Allocetra™, while the majority of the patients in the matched controls group had an increase in organ-failure state. The average worsening in organ-failure state of patients in the matched controls group was approximately 100% compared with their ICU hospitalization state vs zero (0%) percent worsening in organ-failure state of Allocetra™-treated patients post administration of Allocetra™ (p< <0.0001). The ICU length-of-stay for all Allocetra™-treated patients was significantly shorter than those patients who received only the standard of care, with an average of 4.7 days compared to 11.11 in the matched controls group, a 64% reduction (p<0.0001). The slowest ICU discharge of a patient treated with Allocetra™ was after 8 days, while approximately 50% of the matched controls group were still at the ICU after 28 days. Allocetra™ was shown to be safe and tolerable, with no serious unexpected severe adverse reactions and no serious adverse events.

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

Figure 2C

In April 2024, we announced the 28-day topline data from the Phase II trial evaluating Allocetra™ in patients with sepsis. Stand-alone analysis of the Allocetra™-treated patients, of which 78% had septic shock and 58% had invasive ventilation at screening, demonstrated substantial reductions in SOFA scores and 65% reduction in overall mortality rate as compared with expected mortality based on real-world data and recent clinical sizeable studies in sepsis. By day 28, the analysis showed 90% reductions of SOFA scores for sepsis patients whose infection source was urinary tract, 68% for patients whose infection source was community-acquired pneumonia, and 36% for patients whose infection source was an internal abdominal infection. Relative analysis demonstrates a potential indication of effect of Allocetra™ as compared with placebo, in high-risk severe sepsis patient population, originating from UTIs. Up to an estimated 31% of sepsis cases start as UTIs, representing up to 9.8 million cases and up to 1.6 million deaths annually worldwide (G. Bonkat et. al. 2018), which represents a substantial potential market opportunity for Allocetra™. The 12-month follow-up data analysis demonstrated a long-term favorable safety profile of Allocetra™, with no additional insights from an efficacy perspective.

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

Figure 2H

The 12-month follow-up analysis demonstrated a continued favorable safety profile, as observed in the topline data, with no additional findings in the high-risk UTI-related sepsis group, as previously demonstrated in the 28-day topline data. We are continuing to close down all active sites and complete all required operations as part of the trial’s finalization. In light of market conditions, the Company’s limited cash availability and the substantial budget required for advancing to a follow-up clinical trial in patients with sepsis, the Company plans to seek potential external collaboration or out-licensing opportunities for the continued clinical development of Allocetra™ for use in patients with sepsis, instead of pursuing internal development.

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

License Agreements

Tolaren Ltd.

In April 2008, Tolaren Ltd., which we refer to as Tolaren, granted to us an exclusive, irrevocable, worldwide, royalty free and sublicensable license to research, develop, commercialize, manufacture, market, sell, distribute and otherwise use and exploit a certain patent, patent rights and pending patent applications relating to the method for using apoptotic cells as a treatment for various autoimmune and inflammatory disorders and the production processes with respect to the same. The license further stipulates that all intellectual property rights, including any inventions, developments, discoveries, results, products data, information and know-how developed by the Company based on the licensed intellectual property rights, belong solely and exclusively to the Company and, to the extent such intellectual property rights are registrable, they may be registered in the name of the Company. We have used and continue to use such licensed technology to develop and produce Allocetra™. Pursuant to the license, we have agreed to manage, maintain and defend the licensed patents, including managing the registration of such patents in different countries. The license expires upon the expiration of the licensed patent; however, upon such expiration, we will have a fully paid-up, nonexclusive, unlimited, worldwide, sublicensable license to the technology developed on the basis of the patent and related patent rights and all inventions, know-how and other intellectual property owned or licensed by us and covered by the agreement or related thereto. The license is terminable by the Company upon 30-days prior written notice or by Tolaren if the Company ceases operations for a period of more than 360 days. Otherwise, the license for each of the patents endures until the expiration of such patent, and the license for any other licensed technology survives indefinitely.

Approximately 97% of the issued and outstanding share capital of Toleran is held by Hadasit Bio-Holdings Ltd., which was formerly a major shareholder.

Hadasit Medical Research Services and Development Ltd. and Yissum Research and Development Company Ltd.

In March 2006, the institutes jointly granted us an exclusive, worldwide, royalty free and sublicensable license to research, develop, commercialize, manufacture, market, sell, distribute and otherwise use and exploit a certain patent and patent rights relating to the therapeutic use of dead or dying cells, including apoptotic or necrotic cells, as well as any associated materials, methods or technology. The license further stipulates that all intellectual property rights, including any inventions, developments, discoveries, results, products data, information and know-how developed by the Company based on the licensed intellectual rights, belong solely and exclusively to the Company and, to the extent such intellectual property rights are registrable, they may be registered in the name of the Company. Pursuant to the license, we agreed to manage, maintain and defend the licensed patents, including managing the registration of such patents in different countries. The license expires upon the expiration of the licensed patent; however, upon such expiration, we will have a fully paid-up, nonexclusive, unlimited, worldwide, sublicensable license to the technology developed on the basis of the patent and related patent rights and all inventions, know-how and other intellectual property owned or licensed by us and covered by the agreement or related thereto. In addition to certain standard termination provisions relating to the financial condition of each party, we may terminate the license upon 30-days’ prior written notice, and the institutes may terminate the license if we cease our operations for more than 120 days or if the institutes determine, in their reasonable discretion, that we have ceased making reasonable efforts to commercialize the licensed technology.

Hadasit Medical Research Services and Development Ltd. is the technology transfer office of Hadassah Hospital in Jerusalem, where Prof. Dror Mevorach, our former Chief Science & Medical Officer and currently a scientific advisor and consultant to the Company, is currently the Director of the Rheumatology Research Centre.

Intellectual Property and Patents and Proprietary Rights

The proprietary nature of, and protection for, our product candidates and our discovery programs, processes and know-how are important to our business. As of March 16, 2025, we owned or in-licensed issued patents and pending patent applications in various jurisdictions worldwide, including 15 issued patents (with terms ranging from 2025 to 2038) and four pending patent applications in the United States; six issued patents (with terms ranging from 2026 to 2036) and three pending applications in Israel; four issued patents (with terms ranging from 2026 to 2036) and four pending patent applications with the European Patent Office (EPO); and one international patent application filed with the World Intellectual Property Organization under the PCT. Additionally, patents have been issued and/or patent applications are pending in Australia, Canada, China, Hong Kong, and Korea. We have sought patent protection for certain methods of producing and using autologous and allogeneic Allocetra. We also intend to seek patent protection for our discovery programs, and any other inventions to which we have rights, where available and when appropriate.

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

 There is no certainty that any of our pending patent applications will result in the issuance of any patents. Our issued patents and those that may be issued in the future, could be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued or future patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of such patent. For further discussion of risks and uncertainties related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property” above.

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

Raw Materials, Suppliers and Manufacturing

In order to produce Allocetra™, blood donations are collected from healthy donors through apheresis and then shipped to a manufacturing site for cryopreservation by trained personnel pursuant to cGMP requirements and otherwise in accordance with applicable FDA guidelines and our CMC protocols. The cells sourced for AllocetraTM then undergo quality control testing and are thawed and manipulated ex vivo by inducing apoptosis to retrieve and harvest stable early apoptotic cells. The agents used in the ex vivo manipulation for Allocetra™ are then washed and removed before the apoptotic cells are combined with a saline solution for delivery and injection in patients. We use standard collection equipment and procedures to collect blood for Allocetra™ production. Other than the blood collections, we believe that the raw materials required to manufacture our product candidates are readily available commodities commonly used in the pharmaceutical and biotechnology industries and are generally widely available from numerous suppliers at market prices. However, biologically sourced raw materials are subject to unique contamination risks and their use may be restricted in certain countries. See also “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations,” and “Risk Factors—Risks Related to our Business, Industry and Regulatory Requirements—Our ability to produce safe and effective products depends on the safety of our blood supply against transmittable diseases.”

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

Clinical and Commercial Manufacturing

We manufacture AllocetraTM at our existing cGMP facility in our Ness Ziona site to accommodate our current clinical supply demand.

We previously also manufactured Allocetra™ at our facility in Yavne, Israel. However, as part of our strategic reprioritization plan adopted in September 2023, we entered into an agreement (the “Yavne Facility Sale Agreement”) with BioHarvest Ltd., an Israeli company (the “purchaser”) on March 31, 2024, pursuant to which the purchaser agreed to acquire the equipment installed by us in the Yavne facility (the “Equipment”) and assume all of our obligations under the lease agreement for the Yavne facility, entered into in September 2021 (the “Lease Agreement”), effective as of April 1, 2024. For additional information, see Item 4.D. “Information on the Company–– Property, Plants and Equipment.”

We produce AllocetraTM as a frozen formulation, providing long-term storage stability at -80oC using liquid nitrogen, which has resulted in substantial efficiencies in our manufacturing operations compared to our prior non-frozen formulation. Our frozen formulation allows us to stockpile AllocetraTM for both short- and long-term storage and effectively manage our clinical supply and reduce potential waste. Moreover, local administration of AllocetraTM directly into a target joint is given at lower doses compared to systemic administration. In connection with the ongoing osteoarthritis clinical trials, in which AllocetraTM is administered directly into a target joint, we can manufacture a significant amount of AllocetraTM from a single doner for local administration and can better accommodate the clinical manufacturing demand utilizing a lower manufacturing capacity. Therefore, we expect to have sufficient manufacturing capacity to support our clinical trials for osteoarthritis.

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

Marketing, Sales and Commercialization

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities. If we receive regulatory approval for any of our product candidates, we intend, as appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with biotechnology companies and other strategic partners that are equipped to market and sell our products. In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop. Over the longer term, we may consider building an internal marketing, sales and commercial infrastructure.

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

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a DSMB or Committee. This group provides oversight and assessment of designated milestones based on access to certain data during the conduct of the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

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

The NDA and BLA Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA, and a BLA for new biologics, requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs and BLAs is subject to an application user fee. For the FDA’s fiscal year 2024, the application user fee with clinical data was $4,048,695 and for 2025 the fee is $4,310,002. Additionally, the sponsor of an approved NDA or BLA is also subject to annual product and program user fees. For the FDA’s fiscal year 2024, these program fees were $416,734 per product and for 2025, they are $403,889 per product. These fees are typically increased annually. Applications for orphan drug products are exempted from these user fees and may be exempted from product and establishment user fees, unless the application includes an indication for other than a rare disease or condition.

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

In the United States, the research, manufacturing, distribution, sale and promotion of drug and biologic products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare& Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other federal, state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with, among others, the federal Anti-Kickback Statute, the Stark Law, the federal False Claims Act, privacy and security regulations promulgated under HIPAA, and similar state laws, as applicable. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

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

4.C. Organizational Structure

We have the following wholly owned subsidiaries: (i) Enlivex Therapeutics R&D Ltd., a company organized under the laws of the State of Israel; (ii) Enlivex Therapeutics Inc., a Delaware corporation; and (iii) Enlivex Therapeutics RDO Ltd., a company organized under the laws of the State of Israel.

4.D. Property, Plants and Equipment

Our corporate headquarters are located at 14 Einstein Street, Ness Ziona, Israel 7403618, where we lease approximately 420 square meters of space under an agreement with a current term through August 2028. The facility includes office space, laboratories and cGMP clean rooms, in which we manufacture clinical batches to support our clinical trials in Israel and the EU. In October 2020, we entered into a lease agreement for additional office space and a laboratory at our Ness Ziona, Israel facility, of approximately 421 square meters of space. The lease for this space expires on September 30, 2025, at which time we may extend the lease for an additional 33-month period.

In July 2021, we entered into an additional lease agreement for approximately 455 square meters of office space in an adjacent building in Ness Ziona, Israel. The lease for this office space expires on October 31, 2026, and we have the option to extend the lease for an additional 22-month period. As part of our strategic reprioritization plan announced in September 2023, we decided in 2024 to sell the lease rights under such lease agreement, along with the leasehold improvements installed by us in the leased property. On January 29, 2025, we completed the sale of this group of assets, which included the right-of-use asset for this leased property, the leasehold improvements installed in the property, and certain laboratory equipment, for a total amount of NIS 100,000 (approximately $27,000).

In September 2021, we entered into the Lease Agreement for a 2,500 square meter property in Yavne, Israel to construct a new 1,600 square meter facility for the manufacture of Allocetra™, which was completed in the fourth quarter of 2022. As part of our strategic reprioritization plan, we determined to sell such leased manufacturing facility, together with the Equipment, and assign the Lease Agreement. On March 31, 2024, we entered into the Yavne Facility Sale Agreement with the purchaser, pursuant to which the purchaser agreed to acquire the Equipment and assume all of our obligations under the Lease Agreement, effective as of April 1, 2024, for an aggregate purchase price of NIS 13.0 million (approximately $3.5 million). The purchase price is payable in installments, consisting of an initial payment of NIS 4.0 million (approximately $1.08 million), which was paid on April 2, 2024, and 24 equal monthly installment payments of NIS 375,000 (approximately $102,000), which commenced on April 1, 2024. As of December 31, 2024, the Company had received a total of NIS 7.75 million (approximately $2.1 million) under the Yavne Facility Sale Agreement. Pursuant to the Yavne Facility Sale Agreement, title to the Equipment will transfer to the purchaser only upon full payment of the total purchase price, but risk of loss to the Equipment passed to the purchaser on April 1, 2024.  Subject to certain conditions, the purchaser may, in its sole discretion, prior to October 1, 2025, prepay (i) all of the remaining outstanding purchase price at a 4% discount, or (ii) a portion of the remaining outstanding purchase price, in an amount of not less than NIS 4.0 million (approximately $1.08 million), at a 2% discount, in which case, the purchase price remaining outstanding thereafter shall continue to be paid in monthly instalments of NIS 375,000 each (approximately $102,000).

We believe that our facilities are suitable and adequate for our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. The following discussion and analysis contains forward-looking statements that involve risk and uncertainties, such as statements regarding our plans, objectives, expectations, and intentions. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements”, “Risk Factor Summary” and Item 3.D. “Risk Factors” contained in this Annual Report on Form 20-F.

Overview

The Company is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective disease. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents.

We believe the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway affecting macrophage activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on osteoarthritis as its main inflammatory indication. Osteoarthritis is a degenerative joint disease, characterized by low-grade inflammation, that affects more than 32.5 million adults in the United States. Treatment of osteoarthritis represents a substantial unmet medical need, particularly non-invasive treatments, as current therapeutic options are largely limited to pain management, lifestyle modifications, and, ultimately, joint replacement surgery. The Company believes that negatively reprogrammed macrophages may be key contributors to disease severity in osteoarthritis and that the effective reprogramming of these negatively reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution. For details of the Company’s osteoarthritis clinical trials, see Item 4.B. “Information on the Company—Business Overview–––– Osteoarthritis Clinical Program.”

During 2024, the Company also continued the development of its sepsis clinical program and announced the 28-day topline data from the Phase II trial evaluating Allocetra™ in patients with sepsis. For details of the Company’s sepsis clinical trials, see Item 4.B. “Information on the Company—Business Overview–––– Sepsis Clinical Program.” In light of market conditions, the Company’s limited cash availability and the substantial budget required for advancing to a follow-up clinical trial in patients with sepsis, the Company plans to seek potential external collaboration or out-licensing opportunities for the continued clinical development of Allocetra™ for use in patients with sepsis, instead of pursuing internal development.

5.A. Operating Results

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the IIA and the sale of equity and equity linked securities in public and private offerings. As of December 31, 2024, we had approximately $23.5 million in cash and cash equivalents and short-term bank deposits and had an accumulated deficit of approximately $127.1 million. See “—Liquidity and Capital Resources” below.

We expect that we will continue to incur operating losses in connection with our research and development activities, which may be substantial over the next several years, and we expect to require additional funds to further pursue our research and development programs.

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

Research and Development Expenses, Net

Our research and development expenses consist primarily of research and development activities at our laboratory in Israel, including drug and laboratory supplies and costs for facilities and equipment, outsourced development expenses, including the costs of regulatory consultants and certain other service providers, salaries and related personnel expenses (including share-based compensation) and fees paid to external service providers and the costs of preclinical studies and clinical trials. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expenses in the near future as we continue to develop Allocetra™. Increases or decreases in research and development expenditures are attributable to the number and duration of our preclinical and clinical studies.

Grants received from the IIA are recognized when the grant becomes receivable, provided there is reasonable assurance that (i) we will comply with the conditions attached to the grant and (ii) the grant will be received. Research and development expenses, net, is reduced to the extent we receive IIA grants.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur for the continued development of our product candidates in our pipeline for potential commercialization. Furthermore, although we expect to apply for additional IIA grants, we cannot be certain that we will obtain such grants. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy and to conduct additional clinical trials for our product candidates.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidates, as well as ongoing assessments of each candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidates in certain indications in order to focus our resources on more promising indications for any such product candidate, which is illustrated by some of the steps we have taken in respect of our reprioritization plan described in Item 4 of this Annual Report on Form 20-F. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future as we continue the advancement of our clinical product development for our current indication and as we potentially pursue additional indications. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our financial condition and results of operation.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and related benefits (including share-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services, including legal work in connection with patent applications, travel costs and insurance premiums. We expect that our general and administrative expenses will decrease in 2025.

Finance Income (Expenses), Net

Finance income (expenses), net consists of interest earned on our cash and cash equivalents and bank deposits, exchange rate differences, gains and losses resulting from our investments in marketable securities, and bank fees and other expenses.

Results of Operations

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2023 and 2022, and a discussion of our liquidity and capital resources for the year ended December 31, 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The table below provides our results of operations for the years ended December 31, 2024 and 2023:

	Year Ended December 31
	2024	2023
	(In thousands, except per share data)
Research and development expenses, net	$10,623	$19,012
General and administrative expenses	4,913	6,139
Other expenses	352	4,244
Operating loss	15,888	(29,395)
Finance income, net	874	327
Net loss	(15,014)	(29,068)
Total comprehensive loss	$(15,014)	$(29,068)
Basic loss per share	$(0.73)	$(1.56)
Diluted loss per share	$(0.73)	$(1.56)

Research and Development Expenses, Net

For the years ended December 31, 2024 and 2023, we incurred research and development expenses, net in the aggregate of $10,623,000 and $19,012,000, respectively. The decrease of $8,389,000, or 44%, in research and development expenses, net, for 2024, as compared to 2023, was primarily due to the implementation of our strategic reprioritization plan, which resulted in a $6,141,000 decrease in expenses for clinical studies, due to changes in our development programs, and purchase of materials, due to a decrease in the number of AllocetraTM doses that were manufactured, and a $2,187,000 decrease in salaries due to workforce reductions under the plan.

General and Administrative Expenses

For the years ended December 31, 2024 and 2023, we incurred general and administrative expenses of $4,913,000 and $6,139,000, respectively. The decrease of $1,226,000, or 20%, in general and administrative expenses for 2024, as compared to 2023, was primarily due to a $278,000 decrease in expense with respect to equity awards granted to directors, officers and employees, a $216,000 decrease in insurance expenses (due to a decrease in our directors’ and officer’s liability insurance premium), and a $801,000 decrease in lease and overhead expense due to the implementation of our strategic reprioritization plan.

Other Expenses

In 2023, as part of our strategic reprioritization plan, we determined to sell our leased manufacturing plant facility in Yavne, Israel, together with the Equipment, and assign the Lease Agreement for the property. Therefore, the right of use of the manufacturing plant, the lease liability relating to the manufacturing plant and the leasehold improvements installed in the leased plant were classified as assets held for sale and liability held for sale (as applicable) as of December 31, 2023. As a result, for the year ended December 31, 2023, we recognized a loss of $4,244,000 on the group of assets held for sale related to the Yavne facility. On March 31, 2024, we entered into the Yavne Facility Sale Agreement with the purchaser, pursuant to which the purchaser agreed to acquire the Equipment and assume all of our obligations under the Lease Agreement, effective as of April 1, 2024 for an aggregate purchase price of NIS 13.0 million (approximately $3.5 million). The purchase price is payable in installments, consisting of an initial payment of NIS 4.0 million (approximately $1.08 million), which was paid on April 2, 2024, and 24 equal monthly installment payments of NIS 375,000 (approximately $102,000), which commenced on April 1, 2024. Pursuant to the Yavne Facility Sale Agreement, title to the Equipment will transfer to the purchaser only upon full payment of the total purchase price, but risk of loss to the Equipment passed to the purchaser on April 1, 2024. For the year ended December 31, 2024, we recorded an additional $470,000 loss on the group of assets held for sale related to the Yavne facility.

In 2024, the Company decided to sell the lease rights under the lease agreement for certain of its leased property in Ness Ziona, Israel, which was entered into in July 2021, along with the leasehold improvements installed in the property and certain laboratory equipment. As of December 31, 2024, the Company had identified a potential purchaser and negotiated a potential transaction for the sale of these assets, which transaction was completed on January 29, 2025. Therefore, the right of use of such manufacturing plant, the lease liability relating to the manufacturing plant and the leasehold improvements installed in the leased plant were classified as assets held for sale and liability held for sale (as applicable) as of December 31, 2024. For the year ended December 31, 2024, the Company recognized a loss of $487,000 on the group of assets held for sale related to this Ness Ziona facility.

In addition, for the year ended December 31, 2024, the Company recognized income of $605,000 from the cancelation of a liability related to uncertain tax positions.

Operating Loss

For the year ended December 31, 2024, our operating loss was $15,888,000 as compared to $29,395,000 for the year ended December 31, 2023, representing a decrease of $13,507,000 or 46%. The decrease was primarily due to the implementation of our strategic reprioritization plan, which resulted in a reduction in research and development expenses, including a decrease in clinical trial expenses due to changes in our clinical programs and a decrease in salaries as a result of the reduction in workforce as part of the plan, and a decrease in lease and overhead expenses.

Finance Income, Net

For the year ended December 31, 2024, we recorded finance income, net of $874,000 as compared to $327,000 for the year ended December 31, 2023. The increase in finance income, net for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to $1,069,000 of interest income earned on cash equivalents and bank deposits in 2024, offset by a loss of $182,000 resulting from foreign exchange currency fluctuations, as compared to interest income of $1,565,000 on cash equivalents and bank deposits in 2023, partially offset by a loss of $1,224,000 resulting from foreign exchange currency fluctuations.

Net Loss

For the year ended December 31, 2024, our net loss was $15,014,000, as compared to $29,068,000 for the year ended December 31, 2023, a decrease of $14,054,000, or 48%. This decrease in net loss was primarily due to a decrease in operating loss and an increase in finance income, net

Cash Flows

For the years ended December 31, 2024 and 2023, net cash used in operations was $13,008,000 and $23,523,000, respectively. The decrease in net cash used in operations for 2024 was primarily due to decreases in payments to suppliers, service providers and employees as result of a decrease in payroll and rent expenses, as well as a decrease in research and development expenses, mainly from decreased clinical study expenses.

For the year ended December 31, 2024, net cash provided by investing activities was $9,059,000, compared to net cash used in investing activities of $25,968,000 for the year ended December 31, 2023. The increase in net cash provided by investing activities in 2024, compared to 2023, was primarily due to the net release of investment in short-term interest-bearing bank deposits amounting to $6,869,000 in 2024, as compared to a net investment in short-term interest-bearing bank deposits of $25,865,000 in 2023, as well as due to proceeds of $2,109,000 from the sale of assets and liabilities classified as held for sale.

For the years ended December 31, 2024 and 2023, net cash provided by financing activities was $6,454,000 and $360,000, respectively. The increase in cash provided by financing activities for 2024 as compared to 2023 resulted primarily from net proceeds of $4,416,000 from our issuance of ordinary shares and warrants in the May 2024 Offering (as defined below) and net proceeds of $2,036,000 from our issuance of ordinary shares under the ATM Agreement (as defined below) in 2024, as compared to net proceeds of $360,000 from our issuance of ordinary shares under the ATM Agreement in 2023.

5.B. Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of December 31, 2024, we had an accumulated deficit of approximately $127.1 million and working capital (current assets less current liabilities) of approximately $22.2 million. We expect to incur losses from operations for the foreseeable future.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through the end of 2026. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

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

May 2024 Financing

On May 27, 2024, we entered into a securities purchase agreement with a single institutional investor in connection with the issuance and sale in a registered direct offering (the “May 2024 Offering”) of (i) 2,060,000 of our ordinary shares, (ii) pre-funded warrants to purchase up to 1,511,429 ordinary shares (the “Pre-Funded Warrants”), (iii) Series A warrants to purchase up to 3,571,429 ordinary shares (the “Series A Warrants”) and (iv) Series B warrants to purchase up to 3,571,429 ordinary shares (the “Series B Warrants” and, together with the Series A Warrants, the “Investor Warrants”), at a combined purchase price of (a) $1.40 per ordinary share and the associated Investor Warrants, each to purchase one ordinary share, and (b) $1.399 per Pre-Funded Warrant and the associated Investor Warrants, each to purchase one ordinary share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-264561) and a related base prospectus, together with the related prospectus supplement, dated as of May 27, 2024, filed with the SEC.

Each Investor Warrant is exercisable at an exercise price of $1.40 per ordinary share. The Series A Warrants expire upon the earlier of 18 months following the issuance date and 60 days following our public announcement of positive topline results from the ENX-CL-05-001 trial of AllocetraTM for the treatment of moderate-to-severe knee osteoarthritis. The Series B warrants expire upon the earlier of five and one-half years following the issuance date and 60 days following our public announcement of our filing with the FDA for approval for AllocetraTM’s osteoarthritis related indication. Each Pre-Funded Warrant is exercisable at an exercise price of $0.001 per ordinary share, may be exercised at any time and has no expiration date. The Investor Warrants and the Pre-Funded Warrants are subject to customary adjustments; however, no such warrants contain any “ratchet” or other financial antidilution provisions. None of the Investor Warrants may be exercised if the aggregate number of ordinary shares beneficially owned by the holder thereof would exceed 4.99% immediately after exercise thereof, subject to increase to 9.99% at the option of the holder. None of the Pre-Funded Warrants may be exercised if the aggregate number of ordinary shares beneficially owned by the holder thereof would exceed 9.99% immediately after exercise thereof.

H.C. Wainwright & Co. (“Wainwright”) acted as placement agent in connection with the May 2024 Offering, and in consideration therefor we agreed to register and issue to Wainwright warrants (the “Placement Agent Warrants”) to purchase up to 250,000 of our ordinary shares pursuant to the above noted registration statement. The Placement Agent Warrants comprise Series A Warrants to purchase 125,000 of our ordinary shares and Series B Warrants to purchase 125,000 of our ordinary shares, containing the same terms as the Investor Warrants, except that they are exercisable at a price of $1.75 per ordinary share, and the Series B Warrants will expire upon the earlier of five years following the commencement of the sale of the securities offered in the May 2024 Offering and 60 days following the public announcement of our filing with the FDA for approval for AllocetraTM’s osteoarthritis related indication. The net proceeds from the May 2024 Offering were approximately $4,416,000 after deducting Wainwright’s fees and other offering expenses.

ATM Agreement

On December 30, 2022, we entered into an agreement (the “ATM Agreement”) with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which we may elect to sell, but are not obligated to sell, ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. Our offer and sale of ordinary shares under the ATM Agreement may be made in transactions deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act,  including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. We have agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of ordinary shares under the ATM Agreement. Any sale of ordinary shares under the ATM Agreement will be made pursuant to our effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-264561). During 2024, we received aggregate net proceeds of approximately $2,036,000 from the sale of 1,305,014 ordinary shares under the ATM Agreement.

Because our current registration statement on Form F-3 (File No. 333-264531) will expire in June 2025, we expect to file a replacement for such registration statement and concurrently amend, to the extent necessary, the ATM Agreement in connection with such filing. Because the price of our ordinary shares has declined over the past year, we expect that our ability to issue and sell registered securities under such replacement registration statement will be limited by the “baby shelf” rules, which generally limit the amount of securities we may sell under such registration statement to 33% of our unaffiliated public float within any given 12-month period.

Certain Contractual Obligations

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2024, while others are considered future commitments. Our contractual obligations primarily consist of lease payments. For information regarding our leases, see Item 4.D. “Information on the Company–– Property, Plants and Equipment.” For information regarding our contractual obligations, see Note 9 (Leases) to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

5.C. Research and Development, Patents and Licenses, Etc.

For our research and development efforts, see Item 4.B. “Information on the Company—Business Overview.” For information regarding our patents and proprietary rights, see Item 4.B. “Information on the Company—Business Overview––Intellectual Property and Patents and Proprietary Rights.” For information regarding our license agreements, see Item 4.B. “Information on the Company—Business Overview––License Agreements.”

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

5.E. Critical Accounting Estimates

Our audited financial statements included in this Annual Report on Form 20-F have been prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect on our financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.

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

Name	Age	Position
Shai Novik, MBA	59	Executive Chairman of the Board
Roger Pomerantz, M.D.	68	Director and Vice Chairman of the Board
Oren Hershkovitz, Ph.D.	48	Chief Executive Officer
Shachar Shlosberger, CPA	48	Chief Financial Officer
Einat Galamidi, M.D.	51	Chief Medical Officer
Abraham (Avri) Havron, Ph.D.	77	Director
Gili Hart, Ph.D.	50	Director
Andrew Singer	54	Director

Backgrounds of Current Executive Officers and Directors

Shai Novik has served as the Company’s Executive Chairman of the Board of Directors since 2014. Mr. Novik previously founded PROLOR Biotech in 2005 and served as its President until 2013. PROLOR Biotech was listed on the NYSE in 2010 and was sold in 2013, in a $590 million transaction. Mr. Novik executed a strategic partnership with Pfizer for PROLOR’s lead drug product, Ngenla®, and Pfizer continued with the clinical development of two-Phase III trials. Ngenla® recently obtained marketing approvals in 43 countries, including Australia, Canada, Japan, Europe & USA. Mr. Novik is the co-founder and a board member of Cortex Therapeutics, which is focused on developing and commercializing prescription digital therapies for patients with age-related diseases including macular degeneration (AMD) and presbyopia. Mr. Novik received his M.B.A. degree, with distinction, from Cornell University.

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

Shachar Shlosberger, CPA., has served as the Company’s Chief Financial Officer since 2016, bringing with her more than 12 years of financial experience in the hi-tech and biotechnology industries. Prior to her position at the Company, Ms. Shlosberger worked for four years at PROLOR Biotech, Inc. as Finance Director where she was responsible for the overall financial operations in Israel and the United States. Ms. Shlosberger is a Certified Public Accountant and holds a M.B.A. degree in Accounting and Business Administration from the College of Management in Israel.

Einat Galamidi, M.D., has served as the Company’s Chief Medical Officer since February 2025. Dr. Galamidi joined Enlivex in February 2022 as Vice President of Medical, leading the Company’s clinical development programs. Prior to that, Dr. Galamidi spent over 10 years at Gamida Cell Ltd., where she most recently served as Vice President of Clinical Development and led the clinical development for Omisirge®, a cell therapy for patients with hematologic malignancies planned for umbilical cord blood transplantation. Dr. Galamidi has over two decades of experience in early and late-stage drug development, with particular involvement in the clinical development of cellular therapies from first-in-man to registration studies for multiple clinical indications. Dr. Galamidi holds a M.Sc. degree in Cancer Research and Experimental Biology from the Hebrew University of Jerusalem and earned her M.D. from the same institution.

Abraham (Avri) Havron, Ph.D., has served as a director since 2014. Dr. Havron served as the Chief Executive Officer of PROLOR Biotech, Inc. from 2005 through 2013. Dr. Havron is a 44-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories (then, a subsidiary of Serono, later acquired by Merck) from 1980 to 1987, and headed the development of the multiple sclerosis drug REBIF, with current sales of more than Euro 1.0 billion annually. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron’s managerial responsibilities included the co-development of eight biopharmaceuticals currently in the market, including recombinant human growth hormone (BioTropin), recombinant Hepatitis B Vaccine (Bio-Hep-B), recombinant Beta Interferon (REBIF), recombinant human insulin, recombinant long-acting human growth hormone (Ngenla), a botanical burn debridement agent (Nexxobrid) and hyaluronic acid for ophthalmic and orthopedic applications. Dr. Havron earned his Ph.D. in Bio-Organic Chemistry from the Weizmann Institute of Science and served as a Research Fellow at Harvard Medical School, Department of Radiology. Dr. Havron served as a director of Kamada Ltd. (KMDA) from 2010 to 2018, and PamBio Ltd., a private biotech company, from 2016 to 2019. Dr. Havron also currently serves on the board of directors of CollPlant Biotechnologies Ltd. (CLGN), which position he has held since 2016.

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

Andew Singer has served as a director since April 2023. Mr. Singer is currently a corporate strategy consultant to biotech companies through his firm, Fika Bio Consulting Inc. Prior to that, Mr. Singer was a Managing Director at Credit Suisse from 2019 to 2023, ultimately named Head of West Coast Biotechnology Investment Banking. Before joining Credit Suisse, Mr. Singer was a Managing Director in Biotechnology Investment Banking at Wells Fargo from 2017 to 2019. Prior to joining Wells Fargo, Mr. Singer was Executive Vice President and Chief Financial Officer of Epizyme Inc., an oncology drug discovery and development company, from 2015 to 2017. At Epizyme, Mr. Singer’s responsibilities included finance, business development, alliance management and corporate communications. From 2004 to 2015, Mr. Singer progressed from Vice President to Managing Director in the life sciences investment banking group of RBC Capital Markets. Mr. Singer holds a B.A. degree in East Asian studies from Yale University and M.B.A. degree from the Harvard Business School.

In February 2025, Dr. Brian Schwartz, who had served as a director since December 2020, passed away.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. In addition, there are no family relationships among our executive officers and directors.

6.B. Compensation

The aggregate compensation of all directors and executive officers, including share-based compensation, for the year ended December 31, 2024, was $3,381,296. This amount includes $285,034 set aside or accrued to provide pension, severance, education fund, retirement, annual leave and recuperation or similar benefits or expenses, commonly provided by Israeli companies to their employees. This amount does not include any business travel and expenses reimbursed to office holders.

As of December 31, 2024, aggregate options to purchase 1,791,030 ordinary shares outstanding under our Global Share Incentive Plan (2014) (the “2014 Plan”) and Global Share Incentive Plan (2019) (the “2019 Plan”) and 843,441 restricted share units (“RSUs”) outstanding under our 2019 Plan were granted to directors and executive officers. The options have a weighted average exercise price of $6.059 per share.

The aggregate compensation of our five most highly compensated directors and executive officers for the year ended December 31, 2024 (the “Covered Executives”), included cash compensation (salaries or fees, as applicable) of $1,019,758 and $285,034 in amounts set aside or accrued to provide pension, severance, education fund, retirement, annual leave and recuperation or similar benefits or expenses, commonly provided by Israeli companies to their employees (the “Benefits”). These aggregated amounts were allocated to the Covered Executives as follows: of the aggregate cash compensation, 45%, 24%, 16%, 13% and 2% was allocated to our Executive Chairman, Chief Executive Officer, Chief Medical Officer, Chief Financial Officer and Vice Chairman of the Board, respectively, and of the aggregate Benefits, 44%, 32% and 24% was allocated to our Chief Executive Officer, Chief Medical Officer and Chief Financial Officer, respectively. Our Executive Chairman and Vice Chairman of the Board did not receive Benefits in 2024. In addition, the Covered Executives received bonuses in 2024 in the aggregate amount of $830,881, which was allocated to the Covered Executives as follows: 79%, 14%, 5% and 2% to our Executive Chairman, Chief Executive Officer, Chief Medical Officer and Chief Financial Officer, respectively. Our Vice Chairman of the Board is not entitled to bonuses. We recorded a non-cash equity-based compensation expense in our financial statements for the year ended December 31, 2024, for options and RSUs granted to our Covered Executives, in the aggregate, of $1,046,341, which was allocated as follows: 69%, 12%, 10%, 5% and 3% to our Executive Chairman, Vice Chairman of the Board, Chief Executive Officer, Chief Medical Officer and Chief Financial Officer, respectively. For information regarding our accounting for share-based compensation arrangements, see Note 12 to our audited consolidated financial statements contained in this Annual Report on Form 20-F.

Employment and Consulting Agreements with Executive Officers and Directors

We have entered into written consulting and employment agreements with our Executive Chairman, Chief Executive Officer, Chief Financial Officer and Chief Medical Officer. All such agreements contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provisions apply for a period of 12 months following termination of employment of the respective officer. In addition, we are required to provide notice of between one and twelve months prior to terminating the employment of such executive officers other than in the case of a termination for cause.

Other than with respect to the Executive Chairman’s consulting agreement, these agreements do not provide for benefits upon the termination of these executives’ respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements.

With respect to the Executive Chairman’s consulting agreement, if we terminate the Executive Chairman’s Board service other than for cause, the Executive Chairman is entitled to the base retainer for the twelve-month period following the effective date of termination. The Executive Chairman is also entitled to certain other stock option payments upon such termination, and to certain benefits in the case the termination is due to long-term disability. Under the Executive Chairman’s consulting agreement, as amended, the Executive Chairman is entitled to 3.33% of future gross proceeds actually received by the Company during the first five years from consummation of a commercial transaction or sale, as defined in the agreement. Such commissions will be paid once the aggregate consideration actually received by the Company in respect of such transactions will equal or exceed $20 million.

As approved by our shareholders at the 2021 annual general meeting of shareholders, for the year ended December 31, 2024, the non-executive directors (namely, all directors other than our Executive Chairman) were paid an annual fee of NIS 67,580 (approximately $18,530) and a per meeting fee of NIS 2,490 (approximately $682) until June 30, 2024, which thereafter increased to an annual fee of NIS 71,435(approximately $19,587) and a per meeting fee of NIS 3,113 (approximately $853) until June 30, 2025, which amounts will thereafter increase annually by 25% up to the maximum fixed amount payable from time to time by us under the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000.

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

Under our Amended and Restated Articles of Association, the Board must consist of at least five and not more than eleven directors. The Board of the Company is currently composed of five members, and includes Mr. Shai Novik, Dr. Abraham (Avri) Havron, Dr. Gili Hart, Dr. Roger Pomerantz and Mr. Andrew Singer. All of our directors were elected at our annual general meeting of shareholders held on November 8, 2024, and will serve until our next annual general meeting of shareholders (a “General Meeting”) and until their respective successors are duly elected and qualified. Each of our directors shall be elected at an annual General Meeting and shall serve in his or her office until the next annual General Meeting, or until they cease to serve in their office in accordance with the provisions of our Amended and Restated Articles of Association or any law, whichever is the earlier. Vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by Amended and Restated Articles of Association, may generally be filled by a vote of a simple majority of the directors then in office.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, such as the Company, are required to appoint at least two external directors, who meet the qualifications requirements set forth in the Companies Law.

However, pursuant to the Israeli Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel), 2000 (the “Relief Regulations”), if: (i) the company’s shares are dual listed on the TASE and a foreign (non-Israeli) securities exchange which is referenced in the second or third addendum to the Israeli Securities Law, 1968, (the “Israeli Securities Law”), which include, among others, the NASDAQ Capital Market, or are listed solely on a foreign (non-Israeli) securities exchange; (ii) the company does not have a controlling shareholder (as such term is defined in the Companies Law); and (iii) the company satisfies the requirements of the laws in the foreign jurisdiction where the company’s shares are listed, as they apply to companies incorporated in such jurisdiction, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, the board of directors of such company may elect to “opt out” of the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time of appointment of a director all members of the board of directors are of the same gender). In accordance with the Relief Regulations, our Board elected to “opt out” from such requirements of the Companies Law, such that following the Board’s determination, we do not have external directors and must comply with U.S. laws (including the applicable Nasdaq Listing Rules) governing the appointment of independent directors and the composition of the audit committee and compensation committee applicable to domestic U.S. issuers.

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

The audit committee of the Company (the “Audit Committee”) consists of three members, all of whom are independent under the Nasdaq Listing Rules and are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. The members of the Audit Committee are Dr. Avri Havron (as Chairman of the Audit Committee), Dr. Gili Hart and Mr. Andrew Singer. The Board of the Company has determined that Mr. Singer is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Listing Rules. All the members of the Audit Committee meet the requirements for financial literacy under the applicable Nasdaq Listing Rules.

The Board of Directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the Nasdaq rules, which include:

●	retaining and terminating our independent auditors, subject to ratification by the Board of Directors, and in the case of retention, to ratification by the shareholders;

●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

●	overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing with (or furnishing to, as the case may be) the SEC;

●	reviewing on a continuing basis the activities, organizational structure and qualifications of our internal audit function;

●	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

●	identifying irregularities in our business administration, among other things, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the Board of Directors;

●	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and directors and officers or their affiliates, or transactions that are not in the ordinary course of the company’s business and deciding whether to approve such acts and transactions, if required under the Companies Law;

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees; and

●	determining whether certain related-party transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and whether certain transactions with a controlling shareholder must be subject to a competitive procedure.

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

The compensation committee of the Company (the “Compensation Committee”) consists of three members, Dr. Roger Pomerantz (as Chairman of the Compensation Committee), Dr. Avri Havron and Dr. Gili Hart, all of whom are independent under the Nasdaq Listing Rules.

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

An “office holder” is defined in the Companies Law as a chief executive officer (referred to in the Companies Law as a general manager), chief business manager, deputy chief executive officer, vice chief executive officer, any other person assuming the responsibilities of any of these positions regardless of that person’s title, any other manager directly subordinate to the chief executive officer and a director.

The Board of Directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with the Companies Law and the corporate governance rules of the Nasdaq and include among others:

●	recommending to the Board of Directors for its approval a compensation policy in accordance with the requirements of the Companies Law, as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to the Board of Directors any amendments or modifications to such policies the compensation committee deems appropriate, including as required under the Companies Law;

●	reviewing and approving the granting of options and/or other incentive awards to our chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers;

●	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

●	administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

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

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation committee is subject to the approval of the shareholders of the company by a certain special majority requirement, as set forth in the Companies Law, pursuant to which one of the following must be met:

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

Our current Compensation Policy was approved at the annual general meeting of our shareholders held in November 2024.

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

6.D. Employees

As of December 31, 2024, the Company had 36 full time employees, of whom 28 employees are involved in product development and eight employees provide general and administrative services. All of these employees are located in Israel. In addition, the Company’s former Chief Scientific and Medical Officer provides consulting services on a part-time basis pursuant to a consulting agreement.

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

6.E. Share ownership

For information regarding the beneficial ownership of the Company’s ordinary shares by our directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders.”

Equity Incentive Plans

In May 2014, we adopted the 2014 Plan. Following the adoption of the 2019 Plan, as described below, no additional awards may be granted under the 2014 Plan.

In June 2019, we adopted the 2019 Plan, under which all ordinary shares that remained available for future grant under all existing plans were reserved for issuance with respect to awards that may be granted under the 2019 Plan.

As of December 31, 2024, options to purchase an aggregate 2,898,015 ordinary shares were issued and outstanding under the 2014 Plan and the 2019 Plan and 1,234,572 RSUs were issued and outstanding under the 2019 Plan, and 2,121,494 ordinary shares remained available for future issuance under the 2019 Plan. Of such outstanding options, options to purchase an aggregate 2,315,048 ordinary shares were vested as of that date, with a weighted average exercise price of $5.46 per share.

The 2019 Plan is administered by our Board of Directors, which shall determine, subject to Israeli law, the grantees of awards and various terms of the grant. The 2019 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961 (the “Israeli Tax Ordinance”).

Options and RSUs granted under the 2019 Plan to Israeli employees have been granted under the capital gains track of Section 102 of the Israeli Tax Ordinance. Section 102 of the Israeli Tax Ordinance allows employees, directors and officers, who are not controlling shareholders, to receive favorable tax treatment for compensation, including in the form of options or RSUs. Our Israeli non-employee service providers and controlling shareholders may only be granted options or RSUs under Section 3(i) of the Israeli Tax Ordinance, which does not provide for similar tax benefits. Section 102 of the Israeli Tax Ordinance includes two alternatives for tax treatment involving the issuance of options, or RSUs or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options, RSUs or shares directly to the grantee (without a trustee). Section 102(b)(2) of the Israeli Tax Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or RSUs. In order to comply with the terms of the capital gains track, all options and RSUs granted under the 2014 and 2019 Plans pursuant and subject to the provisions of Section 102 of the Israeli Tax Ordinance, as well as the ordinary shares issued upon exercise of these options or vesting of the RSUs and other shares received subsequently following any realization of rights with respect to such options or RSUs, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

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

Copies of the 2014 Plan and the 2019 Plan are filed as exhibits to this Annual Report on Form 20-F.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table and the related notes present information with respect the beneficial ownership of the Company’s ordinary shares as of March 31, 2025, by:

●	each shareholder known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares;

●	each director and executive officer of the Company; and

●	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The percentage of ordinary shares beneficially owned is based on 23,849,935 ordinary shares issued and outstanding as of March 31, 2025.

Ordinary shares of the Company that may be acquired by an individual or group within 60 days of March 31, 2025, pursuant to the exercise of the Company’s outstanding options or warrants or the vesting of outstanding RSUs, are deemed outstanding for the purposes of computing the percentage of ordinary shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of ordinary shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
The Company’s 5% or Greater Shareholders (other than Directors and Executive Officers)
Armistice Capital, LLC (1)	2,208,000	9.26%

Directors and Executive Officers
Shai Novik (2)	1,882,242	7.57%
Roger Pomerantz (3)	75,620	*
Oren Hershkovitz (4)	222,046	*
Shachar Shlosberger (5)	25,831	*
Avri Havron (6)	236,342	*
Gili Hart (7)	73,476	*
Andrew Singer (8)	13,298	*
Einat Galamidi (9)	26,571	*
All directors and executive officers as a group (8 persons)	2,555,426	10.10%

*	Less than 1%.

(1)	Based on Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2025, which provides that Armistice Capital, LLC (“Armistice Capital”) is the investment manager of Armistice Capital Master Fund Ltd. (the “Master Fund”), the direct holder of the Company’s ordinary shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Company held by the Master Fund and thus, may be deemed to beneficially own the securities of the Company held by the Master Fund. Mr. Steven Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Company held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Company directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

(2)	Includes 1,023,467 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 31, 2025, of which 132,979 options expire in December 2033 and have an exercise price of $2.69, 145,238 options expire in December 2033 and have an exercise price of $6.22, 250,000 options expire in May 2030 and have an exercise price of $3.66, 250,000 options expire in May 2031 and have an exercise price of $12.23, and 245,250 options expire in November 2032 and have an exercise price of $5.34.

(3)	Includes 75,000 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 31,2025, which expire in November 2032 and have an exercise price of $5.967.

(4)	Includes 180,000 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 31, 2025, of which 150,000options expire in December 2033 and have an exercise price of $8.19 and 30,000 options expire in November 2032 and have an exercise price of $5.34.

(5)	Includes 938 RSUs that vest within 60 days from March 31, 2025 and 19,418ordinary shares underlying options currently exercisable or exercisable within 60 days from March 31, 2025, of which 1,937 options expire in December 31, 2033 and have an exercise price of $2.69, 1,452 options expire in December 31, 2033 and have an exercise price of $2.69, 1,452 options expire in December 31, 2033 and have an exercise price of $6.22, 1,452 options expire in December 31, 2033 and have an exercise price of $10.12, 5,000 options expire in March 2030 and have an exercise price of $4.68, 5,625 options expire in March 2032 and have an exercise price of $5.34. and 2,500 options expire in March 2034 and have an exercise price of $3.21.

(6)	Includes 54,883 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 31, 2025, of which 53,192 options expire in December 31, 2033 and have an exercise price of $2.69 and 1,691 options expire in November 2032 and have exercise price of $5.34.

(7)	Includes 68,181 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 2025, of which 66,490 expire in December 31, 2033 and have an exercise price of $2.69 and 1,691 options expire in November 2032 and have exercise price of $5.34.

(8)	Includes 13,298 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 2025, which expire in November 2033 and have an exercise price of $3.53.

(9)	Includes 21,250 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 2025, of which 18,750 options expire in March 2032 and have an exercise price of $5.34 and 2,500 options expire in March 2034 and have an exercise price of $3.21.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report on Form 20-F, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022. None of our shareholders has different voting rights from other shareholders.

According to our transfer agent, as of March 31, 2025, there were 86 record holders of our ordinary shares, among whom are six U.S. resident shareholders of record (including Cede & Co., the nominee of the Depositary Trust Company, holding 91.98% of our outstanding ordinary shares as of such date). The number of record holders in the United States is not representative of the number of beneficial holders nor is it dispositive with respect to where such beneficial holders are resident because many of these ordinary shares are held by brokers or other nominees. None of our shareholders has different voting rights from other shareholders.

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

Compensation of directors and executive officers

Under the Companies Law, a transaction with an office holder in a public company regarding his or her terms of office and employment should be determined in accordance a company’s compensation policy. Nonetheless, a company may, under special circumstances, approve the terms of office and employment that are not in line with the approved compensation policy. The following are required for the approval of the terms of office or employment of the officers of a public company:

Executive officers other than the Chief Executive Officer. A transaction with an office holder in a public company that is neither a director nor the chief executive officer regarding his or her terms of office and employment requires approval by (i) the compensation committee; and (ii) the board of directors. Approval of terms of office and employment for such officers which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to the approval of a compensation policy, and (ii) the shareholders of the company have approved the terms by means of the special majority requirements set forth in the Companies Law (the “Special Majority Requirement”), pursuant to which the shareholder approval must either include at least a majority of the shares held by non-controlling shareholders and disinterested shareholders, present and voting on the matter (without taking abstaining votes into account), or, alternatively, the total shares of the non-controlling shareholders and disinterested shareholders who vote against the transaction must not represent more than 2% of the voting rights in the company. However, the transaction may still be approved despite shareholder objection, provided that the company’s compensation committee and thereafter the board of directors have determined to approve the proposal, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder objection into consideration.

Chief Executive Officer. A transaction with the chief executive officer of a public company regarding his or her terms of office and employment requires approval by (i) the compensation committee; (ii) the board of directors; and (iii) the shareholders by the Special Majority Requirement. Approval of terms of office and employment for the chief executive officer which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to the approval of a compensation policy and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirement, as detailed above. However, a transaction with a chief executive officer that is not approved by shareholders may still be approved despite shareholder objection, provided that the company’s compensation committee and thereafter the board of directors have determined to approve the proposal, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder objection into consideration. In addition, the compensation committee may exempt from shareholder approval a transaction regarding the terms of office and employment of a candidate for the office of chief executive officer where such officer has no relationship with the controlling shareholder or the company, if it has found, based on detailed reasons, that bringing the transaction to the approval of the shareholders would impede the employment of such candidate by the company. Such approval may be given only in respect of terms of office and employment which are in accordance with the company’s compensation policy.

Directors. A transaction with a director regarding his or her terms of office and engagement requires approval by (i) the compensation committee; (ii) the board of directors; and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to the approval of a compensation policy and (ii) the shareholders of the company have approved the terms by means of the Special Majority Requirement, as detailed above. In addition, pursuant to a relief provided under the Companies Regulations (Relief in Interested Party Transactions), 2000, the compensation committee may exempt the transaction regarding terms of office and engagement with a non-executive director, if the compensation committee and board of directors determined that such terms of office are only for the benefit of the company, or if the compensation terms of the director do not exceed the maximum compensation that may be paid to external directors pursuant to the applicable regulations.

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

Significant Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the Board and the shareholders by a simple majority. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder (within the meaning of the Companies Law) or if all of the following conditions are met: (i) the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance; (ii) some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and (iii) the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights. However, pursuant to the Relief Regulations, the foregoing shareholder approval requirements shall not apply to a company whose shares are dual listed on the TASE and a foreign (non-Israeli) securities exchange referenced in the second or third addendum to the Israeli Securities Law (which include, among others, the NASDAQ Capital Market), or are listed solely on a foreign (non-Israeli) securities exchange, if the law of the foreign jurisdiction sets forth requirements regarding the approval of private placements and the company complies with such requirements as they apply to companies incorporated in such foreign jurisdiction.

Certain Relationships and Related Party Transactions

The following is a summary description of the material terms of those transactions with related parties to which we are party, and which were in effect since the beginning of the year ended December 31, 2024.

Research Agreement with Prof. Dror Mevorach and Cell Generation (C-G) Ltd.

On May 12, 2019, we entered into a research agreement with Cell Generation (C-G) Ltd. (“C-G”), pursuant to which C-G will carry out cell collections from Apheresis site at facilities operated by C-G, employing the services of Prof. Dror Mevorach as the principal investigator (the “C-G Research Agreement”). Prof. Dror Mevorach served as our Chief Science & Medical Officer from 2009 until March 1, 2024. The C-G Research Agreement will expire on the earlier of: (i) the completion of the subject study according to the protocols provided therein and submission of all reports, case report forms and other documentation required thereunder, and (ii) the termination of the C-G Research Agreement by us or C-G pursuant to the terms of the C-G Research Agreement, which either party may do without cause. Upon entry into the C-G Research Agreement, we paid C-G a non-refundable advance in the amount of NIS 430,000, plus VAT, and we are obligated to pay C-G certain collection, screening and recruitment remuneration upon request. The C-G Research Agreement provides us with the option to acquire all of the outstanding shares of C-G, starting on the second anniversary of the C-G Research Agreement, at an exercise price that shall be defined in good faith by an appraiser acceptable to both parties.

Agreements with Directors and Officers

Employment and consulting agreements. We have entered into written consulting and employment agreements with our Executive Chairman, Chief Executive Officer, Chief Financial Officer and Chief Medical Officer. See Item 6.B. “Directors, Senior Management and Employees—Compensation—Employment and Consulting Agreements with Executive Officers and Directors.”

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

8.B. Significant changes

Except as disclosed elsewhere in this Annual Report on Form 20-F, there have been no other significant changes since December 31, 2024, until the date of the filing of this Annual Report on Form 20-F.

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

Board of Directors

See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Approval of Related Party Transactions under Israeli Law.”

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

Shareholder Meetings

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

Shareholders entitled to participate and vote at our general meetings are the shareholders of record on a date to be determined by the Board of Directors, which, according to the Relief Regulations, as a company dual listed on the TASE and the Nasdaq, may be between 4 and 60 days prior to the date of the meeting.

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

10.C. Material Contracts

We have not entered into any material contract within the two years prior to the date of this Annual Report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described elsewhere in this Annual Report on Form 20-F.

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

General Corporate Tax Structure in Israel

Israeli resident companies, such as us, are generally subject to the standard corporate tax on their taxable income, at the rate of 23% since 2018.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) its business is managed and controlled from Israel.

Taxation of Israeli Shareholders

Taxation of Israeli Individual Shareholders on Receipt of Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of 25%, or 30% depending on whether the recipient of such dividend is a “substantial shareholder” (as defined below) at the time of distribution or at any time during the preceding 12-month period.

A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with such shareholder on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote in a General Meeting of shareholders, the right to receive profits, the right to nominate a director or an officer, the right to receive assets upon liquidation (after settling the debts), or the right to instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and whether by virtue of shares, rights to shares or other rights, or in any other manner, including by means of voting agreements or trusteeship agreements.

The term “Israeli Resident” for individuals is generally defined under the Israeli Tax Ordinance as an individual whose center of life is in Israel. According to the Israeli Tax Ordinance, in order to determine the center of life of an individual, account will be taken of the individual’s family, economic and social connections, including: (a) the place of the individual’s permanent residence; (b) the place of residence of the individual and his family; (c) the place of the individual’s regular or permanent place of business or the place of his permanent employment; (d) place of the individual’s active and substantial economic interests; (e) place of the individual’s activities in organizations, associations and other institutions. The center of life of an individual will be presumed to be in Israel if: (a) the individual was present in Israel for 183 days or more in the tax year; or (b) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in that tax year and the two previous tax years is 425 days or more. The presumption in this paragraph may be rebutted either by the individual or by the assessing officer.

Regardless of whether shareholders may be liable for Israeli income tax on dividend distributions, the payment of the dividend may be subject to withholding of Israeli tax at source. Payers of dividends on our shares, including an Israeli stockbroker effectuating the transaction or the financial institution through which the shares are held, are required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a nominee company.

Taxation of Israeli Resident Corporations on Receipt of Dividends

Israeli resident corporations are generally exempt from Israeli corporate income tax with respect to dividends paid on our ordinary shares.

Taxation of Israeli Resident Shareholders on Capital Gains Taxes

The income tax rate applicable to real capital gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “substantial shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30% in respect of the real capital gains derived from the sale of shares issued by the company in which he or she is a “substantial shareholder”.

Real capital gains derived by an Israeli company are generally subject to tax at the same rate as the corporate tax rate (currently 23%).

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary marginal income tax rates (currently, up to 47% for individuals (not including excess tax, social security and health tax) and 23% for Israeli resident corporations).

Taxation of Non-Israeli Shareholders

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

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “Treaty”), Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an approved enterprise under the Israeli Law for the Encouragement of Capital Investments, 1959, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

As detailed above, regardless of whether shareholders may be liable for Israeli income tax on dividend distributions, the payment of the dividend may be subject to withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their dividends in order to avoid withholding tax at source.

Taxation of Non-Israeli Shareholders on Capital Gains Taxes

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that such shareholders did not acquire their ordinary shares prior to our initial public offering on the TASE and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel and if additional conditions are met. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 698,280 for 2023, NIS 721,560 for 2024 and 2025), will be subject to an additional tax, at the rate of 3% on any taxable income prior to January 1, 2025, and commencing January 1, 2025, at the rate of 3% on active taxable income and 5% on passive taxable income. For this purpose, passive taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. See discussion above under “Israeli Tax Considerations.” Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary income or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally constitute “passive category income”. Subject to certain conditions and limitations, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the ordinary shares in an arrangement classified as a “structured passive investment arrangement” (as defined in the U.S. Treasury Regulations). The rules relating to the determination of the U.S. foreign tax credit are complex. For example, U.S. Treasury Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets this requirement. U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

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

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; (2) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; or (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants, like us, that file electronically with the SEC. The address of this website is http://www.sec.gov. Our SEC filings are also generally available to the public via the Israel Securities Authority’s website at www.magna.isa.gov.il, and the TASE website at http://www.maya.tase.co.il.

10.I. Subsidiary information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments. Our market risk exposure is primarily a result of foreign currency exchange rates. As of December 31, 2024, $11,552,000 of our net assets (i.e., total assets net of total liabilities) were denominated in NIS while our functional currency is the U.S. dollar. Changes of 5% in the U.S. dollar against the NIS exchange rate would increase or decrease our expenses by $578,000.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar, and vice versa, because a considerable portion of our expenses are denominated in NIS. Our NIS expenses consist principally of payments made to employees, subcontractors and consultants for pre-clinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in NIS. Our financial position, results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

As of December 31, 2024, we were not engaged in foreign currency hedging transactions. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currency. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART TWO

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on such evaluation, those officers concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Yarel + Partners, our principal independent registered public accounting firm, as stated in their report that appears herein.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Andrew Singer, a member of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Yarel + Partners, our principal independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Audit fees (1)	$135,000	$126,000
Audit related fees (2)	-	13,000
Tax Fees (3)	17,000	17,000
All other fees	-	-
Total	$142,000	$156,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit-related fees relate to assurance and related services that traditionally are performed by the independent auditor including SEC filings, comfort letters, consents and comment letters in connection with regulatory filings.

(3)	Includes fees related to professional services in connection with tax returns and other tax related services.

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

During the year ended December 31, 2024, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares, whether under the foregoing share repurchase program or otherwise.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a policy that governs the trading in our securities by our directors, officers, employees and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and applicable Nasdaq listing standards. A copy of our Insider Trading Policy is included as Exhibit 11.1 to this Annual Report.

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

We have engaged a third party to provide operational support for cybersecurity risks and to assess, test or otherwise assist with aspects of our security controls, including our exposure to risks from use of third-party service providers, on an ongoing basis. This forms a critical part of our risk management strategy, which we believe facilitates effective management and mitigation of risks and ensures adherence to applicable regulatory and industry standards.

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

Our cybersecurity risk management and the related protocols and processes are overseen by our management team, which will provide applicable updates to our audit committee regarding cybersecurity threats, if and when they materialize, or upon the occurrence of any cybersecurity incident. Our management team is responsible for the supervision of our retained external cybersecurity consultants, who oversee the systems upon which we rely to identify cybersecurity incidents.

PART THREE

ITEM 17. FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item 17.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, the related notes thereto, and the Report of Independent Public Accountants are filed as a part of this Annual Report on Form 20-F.

Audited Financial Statements

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Amended and Restated Articles of Association of the Company (filed as Exhibit 1.1 to Form 20-F filed on April 30, 2024 (File No. 001-36578), and incorporated herein by reference).

2.1	Description of Ordinary Shares (filed as Exhibit 2.1 to Form 20-F filed on April 30, 2024 (File No. 001-36578), and incorporated herein by reference).

4.1	Enlivex Therapeutics Ltd. 2014 Global Share Incentive Plan (filed as Exhibit 4.2 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.2	Enlivex Therapeutics Ltd. 2019 Global Share Incentive Plan (filed as Exhibit 4.3 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.3	Form of Indemnification Agreement (filed as Exhibit 4.5 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.4	Agreement between the Company and A.S. Novik, dated as of September 7, 2018 (filed as Exhibit 4.6 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.5	Employment Agreement between the Company and Oren Hershkovitz, dated as of November 16, 2019 (filed as Exhibit 4.8 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.6	Employment Agreement between the Company and Shachar Shlosberger, dated as of May 3, 2016 (filed as Exhibit 4.8 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.7	Consulting Agreement between the Company, Hadasit Medical Research Services and Development and Dror Mevorach, dated as of January 1, 2017 (filed as Exhibit 4.9 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.8	License Agreement between the Company and Tolaren Ltd., dated as of April 30, 2008 (filed as Exhibit 4.10 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.9	License Agreement between the Company, Hadasit Medical Research Services and Development Ltd. And Yissum Research and Development Company Ltd., dated as of March 12, 2006 (filed as Exhibit 4.11 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.10	Contingent Value Rights Agreement, dated November 19, 2018 (filed as Exhibit 99.2 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference).

4.11†	Research Agreement, between the Company and Cell Generation (C-G) Ltd., dated May 12, 2019 (filed as Exhibit 4.15 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.12	Form of Underwriter Warrant in the February 2021 offering (filed as Exhibit 10.1 to Form 6-K filed on February 12, 2021 (File No. 001-36578), and incorporated herein by reference).

4.13	Securities Purchase Agreement in the May 2024 offering (filed as Exhibit 1.1 to Form 6-K filed on May 29, 2024 (File No. 001-36578), and incorporated herein by reference).

4.14	Form of Series A Warrant in the May 2024 offering (filed as Exhibit 4.1 to Form 6-K filed on May 29, 2024 (File No. 001-36578), and incorporated herein by reference).

4.15	Form of Series B Warrant in the May 2024 offering (filed as Exhibit 4.2 to Form 6-K filed on May 29, 2024 (File No. 001-36578), and incorporated herein by reference).

4.16	Form of Pre-funded Warrant in the May 2024 offering (filed as Exhibit 4.3 to Form 6-K filed on May 29, 2024 (File No. 001-36578), and incorporated herein by reference).

4.17	Form of Series A Placement Agent Warrant in the May 2024 offering (filed as Exhibit 4.4 to Form 6-K filed on May 29, 2024 (File No. 001-36578),and incorporated herein by reference).

4.18	Form of Series B Placement Agent Warrant in the May 2024 offering (filed as Exhibit 4.5 to Form 6-K filed on May 29, 2024 (File No. 001-36578), and incorporated herein by reference).

4.19	Amendment, dated as of effective as of January 1, 2020, to the Consulting Agreement by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd. (filed as Exhibit 4.24 to Form 20-F filed on April 30, 2021 (File No. 001-36578), and incorporated herein by reference).

4.20	Second Amendment to the Consulting Agreement by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd, dated November 4, 2021 (filed as Exhibit 4.25 to Form 20-F filed on April 29, 2022 (File No. 001-36578) and incorporated by reference).

4.21*	Third Amendment to the Consulting Agreement, dated November 8, 2024, by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd.

4.22	Sales Agreement, dated December 30, 2022, by and among Enlivex Therapeutics Ltd. and Cantor Fitzgerald & Co. and JMP Securities LLC (filed as Exhibit 10.1 to Form 6-K filed on December 30, 2022 (File No. 001-36578), and incorporated herein by reference).

4.23	Agreement, dated as of March 31, 2024, by and between Enlivex Therapeutics R&D Ltd. and BioHarvest Ltd. (filed as Exhibit 4.18 to Form 20-F filed on April 30, 2024 (File No. 001-36578), and incorporated herein by reference).

4.24	Amended and Restated Compensation Policy for Company Office Holders (filed as Exhibit 99.1 to Form 6-K/A filed on October 14, 2024 (File No. 001-36578), and incorporated herein by reference).

8.1*	List of Subsidiaries of Enlivex Therapeutics Ltd.

11.1*	Insider Trading Policy.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1+	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2+	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Yarel + Partners

97.1	Enlivex Therapeutics Ltd. Executive Officer Clawback Policy (filed as Exhibit 97.1 to Form 20-F filed on April 30, 2024 (File No. 001-36578), and incorporated herein by reference)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Defeinition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
+	Furnished herewith.
†	Portions of the exhibit have been omitted because such information is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Enlivex Therapeutics Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Enlivex Therapeutics Ltd.

By:	/s/ Oren Hershkovitz
Oren Hershkovitz
Chief Executive Officer

Date: April 30, 2025

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ENLIVEX THERAPEUTICS LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Enlivex Therapeutics Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements).

We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

Accrued clinical trial expenses

Description of the matter -

As discussed in Note 2 to the consolidated financial statements, the Company records costs for clinical trial activities based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by the contract research organizations and other vendors.

Auditing the Company’s accruals for clinical trial activities is challenging due to the fact that information necessary to estimate the accruals for the services that have been received during the reporting period is accumulated from multiple sources, including the Company’s personnel who oversee the clinical trial activities, information from service providers and terms and conditions included in the contracts with the service providers.

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

How we addressed the matter in our audit –

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls that addressed the identified risks related to the Company’s process for recording accrued clinical trial expenses. Our procedures also included, among others, reviewing agreements and contract amendments entered into with vendors in connection with conducting clinical trials, evaluating the significant assumptions described above and the methods used in developing the clinical trial estimates, and calculating the amounts that were unpaid at the balance sheet date. We confirmed selected liabilities recorded directly with the third parties involved in performing research and development services on behalf of the Company. We also made direct inquiries of financial and clinical trial personnel regarding status and progress of clinical trials. We compared the current estimate of expenses incurred to estimates previously made by management and assessed the historical accuracy of management’s previous estimates. We also examined invoices issued and payments made to service providers after the consolidated balance sheet date.

/s/ Yarel + Partners
Yarel + Partners
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
March 31, 2025
We have served as the Company’s auditor since 2013.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2024	2023

ASSETS
Current Assets
Cash and cash equivalents (note 3)	$3,301	$813
Short-term interest-bearing deposits (note 4)	20,195	26,507
Prepaid expenses and other receivables (note 5)	2,299	1,336
Assets classified as held for sale (note 16)	198	5,108
Total Current Assets	25,993	33,764

Non-Current Assets
Property and equipment, net (note 6)	625	1,539
Other assets (notes 7 & 9)	1,069	1,528
Total Non-Current Assets	1,694	3,067
TOTAL ASSETS	$27,687	$36,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade (note 14)	$811	$827
Accrued expenses and other liabilities (note 8 & 14)	2,846	4,001
Liability classified as held for sale (note 16)	142	1,233
Total Current Liabilities	3,799	6,061

Non-Current Liabilities
Other long-term Liabilities (note 9)	299	686
Total Non-Current Liabilities	299	686

Commitments and Contingent Liabilities (note 10)

TOTAL LIABILITIES	4,098	6,747

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.40 par value: (note 11) Authorized: 45,000,000 shares as of December 31, 2024 and 2023; Issued and outstanding: 23,650,989 and 18,598,555 as of December 31, 2024 and 2023, respectively;	2,685	2,137
Additional paid in capital	146,910	138,939
Accumulated other comprehensive income	1,101	1,101
Accumulated deficit	(127,107)	(112,093)
TOTAL SHAREHOLDERS’ EQUITY	23,589	30,084
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$27,687	$36,831

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022

Revenues	$-	$-	$-

Operating expenses:
Research and development expenses, net (note 17a)	10,623	19,012	18,693
General and administrative expenses (note 17b)	4,913	6,139	7,104
Other expenses (note 17c)	352	4,244	-
	15,888	29,395	25,797

Operating loss	(15,888)	(29,395)	(25,797)

Finance income (expenses), net (note 17d)	874	327	(5,263)

Net loss	$(15,014)	$(29,068)	$(31,060)

Other comprehensive gain
Total other comprehensive gain	-	-	-
Total comprehensive loss	$(15,014)	$(29,068)	$(31,060)

Basic & diluted loss per share	$(0.73)	$(1.56)	$(1.69)
Weighted average number of shares outstanding	20,513,992	18,574,484	18,394,886

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional	Accumulated other
	Number of shares	Share capital	paid in capital	comprehensive income	Accumulated deficit	Total

JANUARY 1, 2022	18,331,507	$2,107	$133,796	$1,101	($51,965)	$85,039

Exercise of options	22,875	3	147	-	-	150
Restricted stock units vested	67,470	7	(7)	-	-	-
Stock based compensation	-	-	2,712	-	-	2,712
Net loss	-	-	-	-	(31,060)	(31,060)

DECEMBER 31, 2022	18,421,852	2,117	136,648	1,101	(83,025)	56,841

Issuance of shares for cash consideration of $513 net of $153 issuance costs	124,171	15	345	-	-	360
Restricted stock units vested	52,532	5	(5)	-	-	-
Stock based compensation	-	-	1,951	-	-	1,951
Net loss	-	-	-	-	(29,068)	(29,068)

DECEMBER 31, 2023	18,598,555	2,137	138,939	1,101	(112,093)	30,084

Issuance of shares for cash consideration of $7,098 net of $646 issuance costs	3,365,014	366	6,086	-	-	6,452
Restricted stock units vested	175,991	19	(19)	-	-	-
Exercise of Warrants	1,511,429	163	(161)	-	-	2
Stock based compensation	-	-	2,065	-	-	2,065
Net loss	-	-	-	-	(15,014)	(15,014)

DECEMBER 31, 2024	23,650,989	$2,685	$146,910	$1,101	$(127,107)	$23,589

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net loss	$(15,014)	$(29,068)	$(31,060)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	545	835	777
Capital gain on sale of property and equipment	(82)	(20)
Loss (income) on marketable securities and short-term bank deposits	(558)	(343)	1,983
Loss on assets and liabilities classified as held for sale	957	4,244	-
Non-cash operating lease expenses	297	696	831
Share-based compensation	2,065	1,951	2,712
Changes in operating assets and liability items:
Increase in prepaid expenses and other receivables	433	608	278
(Decrease) increase in accounts payable trade	(16)	(1,121)	1,168
(Decrease) increase in accrued expenses and other liabilities	(1,044)	(350)	684
Decrease in liability classified as held for sale	(327)	(101)	-
Operating lease liabilities	(264)	(854)	(1,326)
Net cash used in operating activities	(13,008)	(23,523)	(23,953)

Cash flows from investing activities
Purchase of property and equipment	(103)	(236)	(8,122)
Proceeds from sale of property and equipment	184	133	-
Proceeds from sale of assets and liabilities classified as held for sale	2,109	-	-
Investment in short-term interest-bearing bank deposits	(32,370)	(26,166)	(299)
Release of short-term interest-bearing bank deposits	39,239	301	10,004
Purchases of marketable securities	-	-	(1,608)
Proceeds from sale of marketable securities	-	-	62,549
Net cash provided by (used in) investing activities	9,059	(25,968)	62,524

Cash flows from financing activities
Proceeds from issuance of shares and warrants, net	6,452	360	-
Proceeds from exercise of warrants	2	-	-
Proceeds from exercise of options	-	-	150
Net cash provided by financing activities	6,454	360	150

Increase (decrease) in cash, cash equivalents and restricted cash	2,505	(49,131)	38,721
Cash, cash equivalents and restricted cash - beginning of year	1,226	50,357	11,636
Cash, cash equivalents and restricted cash - end of year	$3,731	$1,226	$50,357

Supplemental disclosures of cash flow information:

Cash paid for taxes	$-	$-	$-
Cash received for interest, net	$1,475	$1,565	$835

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

The Company is developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include osteoarthritis, sepsis and others.

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

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception, and, as of December 31, 2024, had an accumulated deficit of $127,107 thousand.

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

c. Approval of financial statements

These financial statements were approved by the Board on March 31, 2025.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024 have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Any reference in these notes to applicable guidance refers to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The accompanying consolidated financial statements include the accounts of the Company, Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd., its wholly owned subsidiaries incorporated in Israel, and Enlivex Therapeutics Inc., its wholly owned subsidiary incorporated in the State of Delaware.

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

Transactions other than in the functional currency are translated at the approximate U.S. dollar exchange rate in effect at the time of the transaction.

The following table presents data regarding U.S. dollar exchange rates with respect to the New Israeli Shekel (“NIS”):

	At December 31,
	2024	2023	2022

1 U.S. $ =	NIS 3.647	NIS 3.627	NIS 3.519
Increase during the year	0.55%	3.07%	13.15%

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

Marketable securities

The Company has an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. The Company may invest its excess cash in mutual funds that are classified based on the nature of their underlying securities and their availability for use in current operations. The Company’s marketable equity securities are measured at fair value with gains and losses recognized in finance income (expenses), net.

Net losses recognized on equity securities for the years ended December 31, 2024, 2023 and 2022 were $0, $0 and $(1,983) thousand, respectively.

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

During the years 2024, 2023, and 2022, no impairment losses were identified, other than with respect to assets held for sale. See Note 16.

Segment reporting

An operating segment is identified as a component of an enterprise that engages in business activities about which separate discrete financial information and operating results are regularly reviewed by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance.

The Company’s CODM is the Company’s senior executive management, which is composed of the Executive Chairman of the Board, the Chief Executive Officer and the Vice President Medical Officer.

The Company operates in a single operating segment – the development of a universal, off-the-shelf cell therapy platform designed to restore the homeostatic state of macrophages for the treatment of inflammatory diseases.

The CODM assesses performance for the segment and decides how to allocate resources based on consolidated net loss as reported on the statement of operations, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash.

The CODM uses consolidated net loss to monitor budget versus actual results on a monthly basis to timely identify deviations from expected results, which is used in assessing performance and deciding where to allocate resources predominantly in the annual budget and forecasting process.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024, and 2023, all of the Company’s long-lived assets were located in Israel.

All required significant financial segment information can be found within the consolidated financial statements.

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

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated balance sheets. The Company classified certain long-lived assets and liabilities as held for sale as of December 31, 2024 and 2023 and recorded impairment charges of $957 thousand and $4,244 thousand, respectively, for the years then ended.

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

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short term employee benefits - Labor laws in Israel entitle every employee to vacation days, paid sick leave and recreation pay, computed annually. The Company recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

Revenue recognition

The Company has not yet generated any revenue from product sales or otherwise.

Research and development expenses, net

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including clinical trials, manufacturing costs, consulting fees and facilities and overhead costs. All costs associated with research and developments are expensed as incurred. As of December 31, 2024, the Company had not yet capitalized development expenses. Costs incurred in purchasing technology assets and intellectual property are charged to research and development expense if the technology has not been conclusively proven to be feasible and has no alternative future use.

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

Clinical trial expenses are charged to research and development expenses as incurred. The Company’s objective is to reflect the appropriate trial expense in the consolidated financial statements by matching the appropriate expenses with the period in which services and efforts are expended. In the event advance payments are made, the payments are recorded as assets, which are expensed as services are rendered.

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

Patents

The Company expenses all costs associated with patents (including application fees, and the legal and consulting expenses related to making such applications) for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company regularly applies for patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company recorded charges to general and administrative expenses in the accompanying statements of operations and comprehensive loss of approximately $180 thousand, $391 thousand and $536 thousand for the years ended December 31, 2024, 2023 and 2022, respectively, related to patent costs.

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

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2024, the Company had no accruals for uncertain tax positions.

Loss per share

Basic loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential shares in accordance with ASC 260, “Earnings per Share.”

All outstanding restricted stock units, options and warrants for the years ended December 31, 2024, 2023 and 2022 have been excluded from the calculation of diluted net loss per share because all such securities are anti-dilutive for all such years. For the years ended December 31, 2024, 2023 and 2022, the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share was 3,683,488, 3,144,994 and 2,902,423, respectively. The following data show the amounts used in computing loss per share and the effect on loss:

(in thousands except share and per share data)	Year ended December 31,
Basic and diluted loss per share:	2024	2023	2022
Loss from continuing operations	$(15,014)	$(29,068)	$(31,060)

Number of common shares at the beginning of the year	18,598,555	18,421,852	18,331,507
Weighted average number of shares issued for cash	1,528,695	110,249	-
Weighted average number of stock options exercised	-	-	13,015
Weighted average number of restricted stock units vested	72,826	42,383	50,364
Weighted average number of warrants exercised	313,916	-	-
Number of shares used in per share computation	20,513,992	18,574,484	18,394,886

Basic and diluted net loss per share	$(0.73)	$(1.56)	$(1.69)

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

The Company had no foreign exchange contracts or any other hedging arrangements as of December 31, 2024.

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

Accumulated other comprehensive income (loss)

Comprehensive income (loss) is the change in shareholders’ equity from transactions and other events and circumstances other than those resulting from investments by shareholders and distributions to shareholders.

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

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU No. 2023-07”), which intends to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU No. 2023-07 on January 1, 2024 retrospectively, and the adoption did not have a material effect on the Company’s consolidated financial statements. Refer to “Segment reporting” in Note 2 for further details.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2024, the FASB issued ASU No. 2024-04, Debt-Debt with Conversion and Other Options (Subtopic 470-20) (“ASU No. 2024-04”), which intends to clarify the conditions in which induced conversion applies to convertible debt by outlining three criteria that must be met for an entity to apply the induced conversion model. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2025 (and interim reporting periods within those annual reporting periods). Early adoption is permitted as of the beginning of a reporting period if the entity has also adopted ASU 2020-06 for that period. The Company early adopted ASU 2024-04 on January 1, 2024 on a prospective basis, and the adoption did not have a material effect on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Effective

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to provide enhancements to annual income tax disclosures. The standard will require more detailed information in the rate reconciliation table and for income taxes paid, among other enhancements. The standard is effective for years beginning after December 15, 2024, and early adoption is permitted. The Company does not believe that adoption of this ASU will have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU No. 2024-03”), which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. For public business entities, it is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted.

The amendments in this ASU will apply prospectively; however, public business entities are permitted to apply the amendments in the ASU retrospectively, The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet, including location of amounts reported in the accompanying consolidated balance sheets, that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31,
(in thousands)	2024	2023

Cash held in banks	$2,257	$813
Bank deposits in U.S. $ with original maturities of three months or less (annual average interest rate 2024 - 3.16%)	1,044	-
Total cash and cash equivalents	3,301	813
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	317	300
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$3,731	$1,226

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – SHORT TERM DEPOSITS

	December 31,
(in thousands)	2024	2023

Bank deposits in U.S. $ (annual average interest rates 5.863% and 6.195%)	$9,259	$6,240
Bank deposits in NIS (annual average interest rates 4.410% and 4.568%)	10,936	20,267
	$20,195	$26,507

NOTE 5 – PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
(in thousands)	2024	2023

Prepaid expenses	$884	$1,107
Tax authorities	68	116
Receivables on account of assets sold	1,234	-
Others	113	113
	$2,299	$1,336

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	December 31,
(in thousands)	2024	2023

Cost:
Laboratory equipment	$2,094	$2,387
Computers	462	342
Office furniture & equipment	124	249
Leasehold improvements	947	1,431
Total cost	3,627	4,409
Accumulated depreciation:
Laboratory equipment	1,969	1,887
Computers	328	264
Office furniture & equipment	40	41
Leasehold improvements	665	678
Total accumulated depreciation	3,002	2,870
Depreciated cost	$625	$1,539

For the years ended December 31, 2024, 2023 and 2022, depreciation expenses were $545 thousand, $835 thousand and $777 thousand, respectively.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – OTHER ASSETS

	December 31,
(in thousands)	2024	2023

Restricted cash	$317	$300
Receivables on account of assets sold	206	-
Long term deposit	8	8
Long-term prepaid expenses	10	179
Right-of-Use assets, net	528	1,041
	$1,069	$1,528

NOTE 8 – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
(in thousands)	2024	2023

Vacation, convalescence and bonus accruals	$1,407	$889
Employees and payroll related	279	422
Short-term operating lease liabilities	235	346
Accrued expenses and other	925	2,344
	$2,846	$4,001

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

At December 31, 2024, the Company’s operating leases were as follows:

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

At the time the Company entered into each of the Nes Ziona lease agreements, the Company was not reasonably certain that it would exercise the extension option contained therein and therefore did not include the extension options in the determination of the total lease terms for accounting purposes.

During 2024, the Company decided to sell the lease rights under the lease agreement entered into on July 29, 2021, together with the leasehold improvements installed in the leased property. The ROU asset and lease liability were recorded as Assets classified as held for sale and Liability classified as held for sale, respectively. See note 16.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 the Company was a party to seven vehicle lease agreements. All vehicle lease agreements are for 36 months periods.

	Year ended December 31,
(in thousands)	2024	2023	2022

The components of lease expense were as follows: Operating leases expenses	$324	$863	$1,037

Cash flow information related to operating leases: Cash used in operating activities	$312	$766	$875

Non-cash activity - Right of use assets obtained in exchange for new operating lease liabilities	$25	$689	$179

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:

	December 31,
(in thousands)	2024	2023
Other assets - ROU assets	$1,176	$2,161
Accumulated amortization	648	1,120
Operating lease ROU assets, net	$528	$1,041

Lease liabilities – current - Accounts payable and accrued liabilities	$235	$346
Lease liabilities – noncurrent	299	686
Total operating lease liabilities	$534	$1,032

Weighted average remaining lease term in years	2.85	3.3
Weighted average annual discount rate	8.5%	6.7%

(in thousands)

Maturities of undiscounted operating lease liabilities as of December 31, 2024, were as follows:

2025	$275
2026	125
2027	121
2028	88
Total undiscounted lease liability	609
Less: Imputed interest	(75)
Present value of lease liabilities	$534

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

The aggregate contingent obligation payable by the Company to the State of Israel as of December 31, 2024 was approximately $9.8 million, which represented the gross amount of grants received by the Company from the IIA, including accrued interest. As of December 31, 2024, the Company had not paid any royalties to the IIA.

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

b) Executive Chairman Agreement

On September 7, 2018 the Company entered into an agreement with its Executive Chairman. Pursuant to the agreement, upon termination of the Chairman’s board service, under certain conditions defined in the agreement, the Executive Chairman will be entitled to receive an amount of up to three times his then annual base retainer plus the value of accrued benefits. As of December 31, 2024, no termination liability was accrued or payable.

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

c) Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes that there were no claims or actions pending against the Company at December 31, 2024 which will have, individually or in the aggregate, a material adverse effect on the Company’s business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business.

NOTE 11 – EQUITY

a) Ordinary Shares confer upon their holders the right to attend and vote in general shareholders’ meetings, to share in the distribution of dividends if and when declared by the Board and the right to receive assets of the Company upon its liquidation.

b) On May 27, 2024, the Company entered into a securities purchase agreement with a single institutional investor in connection with the issuance and sale by the Company in a registered direct offering (the “Offering”) of (i) 2,060,000 Ordinary Shares, (ii) pre-funded warrants to purchase up to 1,511,429 Ordinary Shares (the “Pre-Funded Warrants”), (iii) Series A warrants to purchase up to 3,571,429 Ordinary Shares (the “Series A Warrants”) and (iv) Series B warrants to purchase up to 3,571,429 Ordinary Shares (the “Series B Warrants” and, together with the Series A Warrants, the “Investor Warrants”), at a combined purchase price of (a) $1.40 per Ordinary Share and the associated Investor Warrants, each to purchase one Ordinary Share, and (b) $1.399 per Pre-Funded Warrant and the associated Investor Warrants, each to purchase one Ordinary Share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-364561) and related base prospectus and prospectus supplement.

Each Investor Warrant has an exercise price of $1.40 per Ordinary Share and became immediately exercisable upon issuance.

The Series A Warrants expire upon the earlier of 18 months following the issuance date and 60 days following the Company’s public announcement of positive topline trial results of AllocetraTM for the treatment of moderate-to-severe knee osteoarthritis (the “Series A Milestone Event”).

The Series B warrants expire upon the earlier of five and one-half years following the issuance date and 60 days following the Company’s public announcement of its filing with the U.S. Food and Drug Administration for approval for AllocetraTM’s osteoarthritis related indication (the “Series B Milestone Event”).

Each Pre-Funded Warrant had an exercise price of $0.001 per Ordinary Share and became immediately exercisable upon issuance with no expiration date.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

H.C. Wainwright & Co. (“Wainwright”) acted as placement agent in connection with the Offering, and in consideration therefor the Company agreed to register and issue to Wainwright warrants (the “Placement Agent Warrants”) to purchase up to 250,000 Ordinary Shares. The Placement Agent Warrants comprise Series A Warrants to purchase 125,000 Ordinary Shares and Series B Warrants to purchase 125,000 Ordinary Shares, containing the same terms as the Investor Warrants, except that they are exercisable at a price of $1.75 per Ordinary Share, and the Series B Warrants will expire upon the earlier of five years following the commencement of the sale of the securities offered in the Offering and 60 days following the Series B Milestone Event.

In addition, the Company agreed to pay Wainwright an aggregate cash fee equal to 7% of the gross proceeds raised in the Offering, a management fee equal to 1% of the gross proceeds raised in the Offering and $90,950 for various fees and expenses.

The Offering closed on May 29, 2024. The net proceeds from the Offering were approximately $4.5 million after deducting Wainwright’s fees and other expenses relating to the Offering.

During the second half of 2024, all Pre-Funded Warrants were exercised for 1,511,429 Ordinary Shares.

c) During 2024, the Company entered into an investor relations agreement with a third party for monthly cash compensation of $8 thousand and the issuance of 50,000 warrants to purchase Ordinary Shares, of which 25,000 have an exercise price of $3.25 per share and 25,000 have an exercise price of $4.25 per share. The warrants were issued on November 26, 2024, become exercisable on November 26, 2024 and will expire on February 2, 2027.

d) On December 30, 2022 the Company entered into an agreement (the “ATM Agreement”), with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which the Company may elect to sell, but is not obligated to sell, Ordinary Shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. The offer and sale of Ordinary Shares by the Company under the ATM Agreement may be made in transactions that will be deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the Ordinary Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Company has agreed to pay the Agents an aggregate commission of 3% of the gross sales price from each sale of Ordinary Shares under the ATM Agreement.

During 2024 and 2023, the Company sold an aggregate of 1,305,014 and 124,171 Ordinary Shares, respectively, under the ATM Agreement, resulting in a gross aggregate offering price of $2,100 thousand and $513 thousand at a gross average price per share of $1.61 and $4.11, respectively. Issuance expenses totaled $63 thousand and $153 thousand, respectively.

e) Each of the Company’s outstanding warrants entitles the holder to exercise such warrant for one Ordinary Share and does not confer upon such holder any rights as an ordinary shareholder until such holder exercises such holder’s warrants and acquires the Ordinary Shares.

All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return (unless, in accordance with ASC 815-40-55-3, there is a fundamental transaction, as defined in the warrant agreements, which allows the holders of the warrants to receive the same form of consideration payable to the holders of Ordinary Shares, in which case equity treatment is not precluded).

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table contains additional information concerning warrants activity for the years 2024 and 2023:

	For the year ended December 31,
	2024		2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at the beginning of the year	202,251	$23.31	202,251	$23.31
Issued	8,954,287	$1.19	-	-
Exercised	(1,511,429)	$0.001	-	$-
Outstanding and exercisable at year-end	7,645,109	$2.007	202,251	$23.31

Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for warrants outstanding at December 31, 2024:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date
22,750	$10.00	February 26, 2020	February 24, 2025
160,727	$25.00	February 12, 2021	February 9, 2026
18,774	$25.00	February 17, 2021	February 9, 2026
3,571,429	$1.40	May 29, 2024	December 1, 2025(i)
3,571,429	$1.40	May 29, 2024	November 29, 2029 (ii)
125,000	$1.75	May 29, 2024	December 1, 2025(i)
125,000	$1.75	May 29, 2024	May 27, 2029 (iii)
25,000	$3.25	November 26, 2024	February 2, 2027
25,000	$4.25	November 26, 2024	February 2, 2027
7,645,109

(i)	The earlier of (a) December 1, 2025 and (b) the 60th day following the occurrence of the Series A Milestone Event.
(ii)	The earlier of (a) November 29, 2029 and (b) the 60th day following the occurrence of the Series B Milestone Event.
(iii)	The earlier of (a) May 27, 2029 and (b) 60 days following the Series B Milestone Event.

NOTE 12 – SHARE-BASED COMPENSATION

a) Equity Incentive Plan – general

As of December 31, 2024, 6,900,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan (the “2019 Plan”), of which 2,121,494 shares were available for future grant.

Options granted under the 2019 Plan generally expire ten years following the date of grant. Upon termination of an award recipient’s employment or other relationship with the Company, restricted shares and options cease vesting and unvested shares and options are forfeited. Forfeited shares and shares underlying forfeited or expired options become available for future grant under the 2019 Plan.

On February 15, 2024, the Board approved the extension of the term of the options to purchase Ordinary Shares that had been granted to serving directors, officers and employees of the Company during 2015 through 2019, so that such options shall expire on December 31, 2033. With respect to the Company’s directors and the CEO, the extension was approved by the Company’s shareholders on November 7, 2024. The Company recorded expenses of $564 thousand with respect to such option term extension.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b) Stock option information

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model using the following assumptions during the periods indicated:

	Year ended December 31,
	2024	2023	2022
Weighted Average Risk-free interest rate	4.21%	4.65%	3.41%
Dividend yield	-	-	-
Weighted Average Volatility factor	89.73%	84.83%	91.62%
Weighted Average Expected life of the options	5	5	5

The following table contains additional information concerning options granted under the existing stock-option plan:

	For the year ended December 31,
	2024		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	2,842,496	$5.63	2,939,434	$5.85	2,142,547	$6.02
Granted	265,000	$3.11	53,192	$3.53	860,492	$5.49
Forfeited and expired	(209,481)	$6.05	(150,130)	$9.31	(40,730)	$6.42
Exercised	-	$-	-	$-	(22,875)	$6.49
Outstanding at end of the year	2,898,015	$5.37	2,842,496	$5.63	2,939,434	$5.85
Exercisable at end of the year	2,315,048	$5.46	2,245,993	$5.53	1,953,429	$5.55

Following is a summary of changes in nonvested shares granted:

	For the year ended December 31,
	2024		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	596,503	$5.53	986,005	$6.46	529,082	$8.69
Granted	265,000	$3.11	53,192	$3.53	860,492	$5.49
Vested during the year	(233,473)	$5.88	(384,203)	$7.35	(370,839)	$7.14
Forfeited during the year	(45,063)	$4.43	(58,491)	$7.16	(32,730)	$6.43
Balance at end of the year	582,967	$4.38	596,503	$5.53	986,005	$6.46

The weighted-average fair values at grant date of options granted during the years ended December 31, 2024, 2023 and 2022 were $2.27, $3.53 and $5.49, respectively.

The total unrecognized estimated compensation cost related to non-vested stock options granted until December 31, 2024 was $636 thousand, which is expected to be recognized over a weighted average period of 1.49 years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for options outstanding at December 31, 2024:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$1.42	15,000	9.50	$-	-
$2.69	90,304	2.18	-	90,304
$2.69	559,288	9.01	-	559,288
$3.21	224,000	9.13	-	-
$3.53	53,192	8.84	-	13,298
$3.66	250,000	5.34	-	250,000
$4.68	31,500	5.25	-	31,500
$5.34	152,250	7.25	-	78,500
$5.34	442,410	7.88	-	287,087
$5.97	150,000	7.88	-	75,000
$6.22	147,536	1.47	-	147,536
$6.22	332,110	9.01	-	332,110
$8.19	150,000	9.01	-	150,000
$9.02	40,500	5.87	-	40,500
$10.12	2,421	3.87	-	2,421
$10.12	6,534	9.01	-	6,534
$12.23	250,000	6.41	-	250,000
$21.40	970	9.01	-	970
	2,898,015		$-	2,315,048

The total intrinsic value of options exercised during 2024 was $0.

d) The following table contains information concerning restricted stock units granted under the existing equity incentive plans:

	For the year ended December 31,
	2024		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Nonvested at beginning of period	621,135	$3.14	157,560	$10.02	229,331	$10.08
Granted	825,687	$1.266	529,854	$1.90	-	$-
Vested	(175,991)	$4.06	(52,521)	$10.05	(67,458)	$9.91
Forfeited	(36,259)	$2.75	(13,758)	$9.77	(4,313)	$14.67
Nonvested at end of period	1,234,572	$1.77	621,135	$3.14	157,560	$10.02

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price if no sales were reported). For the years ended December 31, 2024, 2023 and 2022, the Company recognized $658 thousand, $481 thousand and $744 thousand, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of December 31, 2024 was $1,300 thousand, which is expected to be recognized over a weighted average period of 2 years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e) The following table summarizes share-based compensation expenses related to grants under the 2019 Plan included in the statements of operations:

	Year ended December 31,
(in thousands)	2024	2023	2022
Research & development	$916	$524	$876
General & administrative	1,149	1,427	1,836
Total	$2,065	$1,951	$2,712

NOTE 13 – TAXES ON INCOME

a. The Israeli corporate tax rate is 23%.

b. The Company has not paid income taxes since its incorporation. Tax assessments through the year ended December 31, 2018 are deemed to be final.

c. The Parent and its subsidiaries are taxed separately.

The Company measures its results for tax purposes in nominal terms in NIS based on financial reporting under Israeli accounting principles; therefore, there are differences between the Company’s taxable income (loss) and income (loss) reflected in these financial statements.

As of December 31, 2024, the Parent had the following loss carry-forwards:

(i)	Approximately $40 million deductible only against sale of assets and/or activities in connection with income generated from its clinical development programs prior to the Company’s merger transaction in March 2019.

(ii)	Approximately $19 million, arising after the Company’s merger transaction in March 2019, deductible from future taxable income.

As of December 31, 2024, Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd. had loss carry-forwards amounting to approximately $58 million and $1.7 million, respectively, deductible from future taxable income.   These losses carry-forward have no expiration date.

d. The components of the provision for income taxes are as follows:

Year ended December 31,
(in thousands)	2024	2023	2022
Current tax	$-	$-	$-
Deferred tax	-	-	-
Provision for income taxes, net	$-	$-	$-

e. A reconciliation between the Company’s effective tax rate and the statutory rate are as follows:

	Year ended December 31,
	2024	2023	2022
Statutory tax rate	23%	23%	23%
Permanent differences	1%	1%	-%
Exchange rate differences	-%	(3)%	(3)%
Change in valuation allowance	(24)%	(21)%	(20)%
Effective tax rate	-	-	-

f. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

As of December 31, 2024, the Company had provided a full valuation allowance in respect of deferred tax assets. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized for the foreseeable future.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of the Company’s deferred tax liabilities and assets are as follows:

	Year ended December 31,
(in thousands)	2024	2023
Tax assets in respect of:
Accrued employees’ and directors’ compensation	$324	$205
Stock based compensation	2,289	1,813
Research and development expenses	2,847	4,016
Fixed assets	137	159
Loss on disposal group of assets held for sale	177	710
Net loss carryforward	31,520	26,831
Total deferred tax assets	37,294	33,734
Less - valuation allowance	(37,294)	(33,734)
Deferred tax assets	$-	$-

NOTE 14 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party balances and transactions, excluding compensation of members of management and the Board, were as follows:

a) Reported in the accompanying consolidated balance sheets -

	December 31,
(in thousands)	2024	2023
Current Liabilities - Accounts payable trade	$-	$25
Current Liabilities - Accrued expenses	$-	$23

b) Related parties’ transactions

	Year ended December 31,
(in thousands)	2024	2023	2022
R&D services	$26	$862	$1,322

NOTE 15 – FAIR VALUE MEASUREMENT

The Company’s financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2024 and 2023:

	December 31, 2024
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,301	$3,301	$-	$-
Short term deposits	20,195	20,195	-	-
Restricted cash	430	430	-	-
Total financial assets	$23,926	$23,926	$-	$-

	December 31, 2023
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$813	$813	$-	$-
Short term deposits	26,507	26,507	-	-
Restricted cash	413	413	-	-
Total financial assets	$27,733	$27,733	$-	$-

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The Company classified certain long-lived assets as held for sale as of December 31, 2024 and 2023 due to its plan to dispose of these assets.

During 2024, the Company decided to dispose of a group of assets consisting of the right of use asset of some of its leased property in Ness Ziona, the leasehold improvements installed in the property and certain laboratory equipment. See note 9 – Leases for additional information on the disposed right of use asset.

As of December 31, 2024, the Company had identified a potential purchaser and negotiated a potential transaction to sell these assets. The transaction was completed in the first quarter of 2025; therefore, the criteria for assets held-for-sale were satisfied as of December 31, 2024. For the year ended December 31, 2024, the Company recognized a loss of $487 thousand related to the group of assets held for sale.

On September 19, 2021, the Company entered into a lease agreement for a manufacturing plant space in Yavne, Israel for the purpose of manufacturing AllocetraTM to support ongoing clinical trials,. The lease provided for a term of 60 months with options for two successive 60-month extensions. The Company completed construction on the manufacturing plant in the fourth quarter of 2022. During 2023, the Company announced a strategic reprioritization plan, which included the sale of the plant and leasehold improvements installed in the plant and certain laboratory equipment. The group of assets and liabilities was classified as held for sale as of December 31, 2023, and the assets and liabilities were sold during 2024. The Company recognized losses on the disposed assets and liabilities of $470 thousand and $4,244 thousand for the years ended December 31, 2024 and 2023, respectively.

NOTE 17 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a. Research and development expenses – net

	Year ended December 31,
(in thousands)	2024	2023	2022
Payroll and related expenses	$3,078	$5,265	$6,371
Research and development services	5,039	9,853	8,264
Materials	553	1,880	2,044
Share Based Compensation	916	524	876
Depreciation	497	802	740
Other	540	911	1,605
	10,623	19,235	19,900
Israel Innovation Authority participation in research and development costs and royalties payable	-	(223)	(1,207)
	$10,623	$19,012	$18,693

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b. General and administrative expenses

	Year ended December 31,
(in thousands)	2024	2023	2022
Payroll expenses	$831	$912	$1,289
Compensation to directors	1,216	887	681
Professional fees	1,029	969	1,294
Office maintenance and office expenses	105	906	402
Insurance	351	567	895
Share Based Compensation	1,149	1,427	1,836
Other	232	471	707
	$4,913	$6,139	$7,104

c. Other expenses (income)

	Year ended December 31,
(in thousands)	2024	2023	2022
Loss on disposal group of assets held for sale	$957	$4,244	$-
Income from cancelation of uncertain tax positions	(605)	-	-
	$352	$4,244	$-

d. Finance income (expenses), net

	Year ended December 31,
(in thousands)	2024	2023	2022
Interest income	$1,069	$1,565	$835
(Loss) income related to marketable securities	-	-	(1,983)
Exchange differences, net	(182)	(1,224)	(4,101)
Bank commissions and other expenses	(13)	(14)	(14)
	$874	$327	$(5,263)

NOTE 18 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

1.	During the first quarter of 2025 the Company issued and sold 164,656 Ordinary Shares under the ATM Agreement.

2.	On January 29, 2025 the Company completed the sale of a group of assets consisting of the right of use asset of some of its leased property in Ness Ziona, the leasehold improvements installed in the property and certain laboratory equipment. See note 16.