Form 20-F
period 2025-12-31
Enlivex Ltd.
filed 2026-03-25
CIK 1596812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____

For the transition period from ____ to ____

Commission file number 001-36578

Enlivex Ltd.

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

Enlivex Therapeutics Ltd.

(Former name, former address, and former fiscal year, if changed since last report)

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

237,381,498 ordinary shares, par value NIS 0.40 per share, as of December 31, 2025

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

Yes ☐     No ☒

i

INTRODUCTION

Enlivex Ltd. (formerly known as Enlivex Therapeutics Ltd.), a company organized under the laws of the State of Israel (including its consolidated subsidiaries, “Enlivex”, “we”, “us”, “our” or the “Company”), is a quality longevity company focused on advancing therapies designed to extend health span and quality of life. Enlivex operates a dual strategy that combines clinical development in quality longevity therapeutics with a treasury model anchored in decentralized prediction markets infrastructure through the RAIN protocol.

Clinical Operations: We are a clinical-stage immunotherapy company developing a novel breakthrough therapy, AllocetraTM, for the treatment of multiple inflammatory conditions, currently focused on the treatment of osteoarthritis as our primary inflammatory indication. AllocetraTM is a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state, which is critical for immune system rebalancing and the resolution of inflammatory conditions. Non-homeostatic macrophages contribute significantly to disease severity. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with other therapeutic agents.

Treasury Operations: We are the first publicly listed company to have developed a treasury strategy centered on the RAIN token, which currently serves as the Company’s primary treasury reserve asset. In adopting our treasury policy, we intend to provide investors with exposure to prediction markets through RAIN and to advocate for its role as digital capital.

About this Annual Report on Form 20-F

References in this Annual Report on Form 20-F to “U.S. dollars”, “dollars”, “USD”, and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. Our audited financial statements included in this Annual Report on Form 20-F have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The functional and presentation currency of the Company in this Annual Report on Form 20-F for the year ended December 31, 2025, or the Annual Report on Form 20-F, is the U.S. dollar.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F are translated using the rate of NIS 3.19 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2025.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to:

●	our expectations with respect to the success of our cryptocurrency and digital asset treasury strategy;

●	our liquidity and the liquidity of our cryptocurrency digital asset holdings;

●	our expectations with respect to the development and growth of the cryptocurrency digital asset markets and prediction markets;

●	our expectations with respect to the development of laws and regulations governing the cryptocurrency industry;

●	our expectations regarding the timing of clinical trials with respect to Allocetra™;

●	our expectations regarding the progress of our clinical trials, including the duration, cost and whether such trials will be conducted at all;

●	our intention to successfully complete clinical trials in order to be in a position to submit applications for accelerated regulatory paths in the European Union and the United States;

●	the possibility that we will apply in the future for regulatory approval for our current and any future product candidates we may develop, and the costs and timing of such regulatory approvals;

●	the likelihood of regulatory approvals for any product candidate we may develop;

●	the timing, cost or other aspects of the commercial launch of any product candidate we may develop, including the possibility that we will build a commercial infrastructure to support commercialization of our current and any future product candidates we may develop;

●	future sales of our product candidates or any other future products or product candidates;

●	our ability to achieve favorable pricing for our product candidates;

●	the potential for our product candidates to receive orphan drug designations;

●	that any product candidate we develop potentially offers effective solutions for various diseases;

●	whether we will develop any future product candidates internally or through strategic partnerships;

●	our expectations regarding the manufacturing and supply of any product candidate for use in our clinical trials, and the commercial supply of those product candidates;

●	third-party payer reimbursement for our current or any future product candidates;

●	our estimates regarding anticipated expenses, capital requirements and our needs for substantial additional financing;

●	patient market sizes and market adoption of our current or any future product candidates by physicians and patients;

●	completion and receiving favorable results of clinical trials for our product candidates;

●	protection of our intellectual property, including issuance of patents to us by the United States Patent and Trademark Office (the “USPTO”), and other governmental patent agencies;

●	our intention to pursue marketing and orphan drug exclusivity periods that are available to us under regulatory provisions in certain countries;

●	the development and approval of the use of our current or any future product candidates for any indication;

●	our expectations regarding commercial and pre-commercial activities;

●	our expectations regarding collaborations, licensing, acquisitions, and strategic operations;

●	our liquidity; and

●	the impact on the Company of the economic, public health, political and security situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for AllocetraTM and any future product candidates, as well as on the markets for digital assets, including cryptocurrencies and prediction markets.

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

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D. “Risk Factors.” These risks include, but are not limited to the following:

●	We operate a dual strategy that combines clinical development in quality longevity therapeutics with a treasury model anchored in decentralized prediction markets infrastructure through the RAIN protocol. We expect our clinical operations to incur additional losses in the future, and our clinical operations may never be able to achieve or maintain operating profitability;

●	We have not generated any revenue from Allocetra™ or any other product candidate, and we may never be profitable;

●	Due to our recurring operating losses, our ability to continue to operate as a going concern is dependent on additional financial support;

●	Our business, operating results and growth may be adversely affected by current or future unfavorable economic and market conditions due to geopolitical tensions and political, economic and military instability;

●	We have focused substantially all of our efforts and resources on Allocetra™, and we may not obtain regulatory approval of Allocetra™;

●	It is possible that none of our product candidates will achieve commercial success in a timely and cost-effective manner, or ever;

●	Results from our clinical trials may be negative or may not replicate the results of our preclinical trials or earlier clinical trials, which could require that we abandon development of Allocetra™, our other product candidates or any future product candidates, which will significantly impair our ability to generate revenues;

●	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons;

●	We cannot be certain that the results of our potential clinical trials, even if all endpoints are met, will support regulatory approval in any territory, of any of our product candidates for any indication;

●	Our manufacturing processes are complex, delicate and susceptible to contamination, and involve biological intermediates that are subject to stringent regulations;

●	Even if Allocetra™ or any other product candidate that we may develop receives marketing approval in any territory, we will continue to face extensive regulatory requirements, and any such product may still face future development and regulatory difficulties; in addition, we are subject to government regulations, and we may experience delays in obtaining the required regulatory approvals to market our proposed product candidates;

●	Significant disruptions of information technology systems, cyberattacks and other security breaches could compromise our proprietary and confidential information, which could harm our business and reputation;

●	We manage our business through a small number of senior executive officers, and we depend on them even more than similarly situated companies;

●	We depend on third parties to conduct our clinical trials;

v

●	We intend to rely primarily on third parties to market and sell Allocetra™ and any other product candidate;

●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and any future product candidates;

●	We cannot predict the scope and extent of patent protection for our product candidates because the patent positions of pharmaceutical products are complex and uncertain;

●	We have established a prediction markets-based token digital asset treasury through the purchase of RAIN and we may purchase other digital or cryptocurrency assets, the prices of which have been, and will likely continue to be, highly volatile. Our operating results and share price may fluctuate significantly, including due to the highly volatile nature of the price of such digital assets and erratic market movements;

●	Our cryptocurrency holdings will be less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents;

●	We may be subject to regulatory developments related to our cryptocurrency and the digital cryptocurrency asset markets, which could adversely affect our business, financial condition, and results of operations;

●	Digital cryptocurrency assets are subject to significant commercial and technical uncertainty; and

●	Regulatory risks of operating a prediction market are extensive and could lead to litigation, enforcement actions, criminal risks against the protocol and its operators.

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

Risks Related to Our Financial Position and Capital Requirements

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our RAIN governance token (“RAIN”) holdings. Accordingly, it may be difficult to evaluate the Company’s business and future prospects. The Company may not be able to achieve or maintain operating profitability or positive cash flows from operations in any given period.

Our historical financial statements may not be indicative of our future results of operations due to the volatility associated with the digital cryptocurrency assets we hold in our corporate treasury, which we acquired using the $212 million gross proceeds received from the private placement that we completed with certain accredited investors on November 24, 2025 (the “Private Placement”).

Gains and losses from changes in fair value are generally non-cash in nature, and we may report net income in periods in which we do not generate operating revenue or have positive cash flows from operations. Accordingly, our reported net income (loss) may not be indicative of our operating performance or our ability to generate cash flows. For example, for the year ended December 31, 2025, we recognized net income attributable to an unrealized, non-cash gain resulting from increases in the fair value of the digital cryptocurrency assets held in our digital asset treasury and the RAIN Option (as defined below) during the period from the completion of the Private Placement through December 31, 2025.

The market price of digital cryptocurrency assets has historically been subject to dramatic price fluctuations and is highly volatile. We determine the fair value of the digital cryptocurrency assets in our corporate treasury based on ASU 2023-08, which requires us to measure our digital assets at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our digital assets in net income each reporting period. This may create significant volatility in our reported earnings and materially affect the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our ordinary shares. In addition, any sale of our digital assets may result in gains or losses for financial reporting purposes and could further contribute to volatility in our reported earnings.

Due in particular to the volatility in the price of digital cryptocurrency assets, including RAIN, we expect our early adoption of ASU 2023-08 to increase the volatility of our financial results, and it could significantly affect the carrying value of our digital cryptocurrency assets on our balance sheet. Because we intend to purchase additional digital cryptocurrency assets in the future and increase our overall holdings of digital cryptocurrency assets, we expect that the proportion of our total assets represented by our digital cryptocurrency asset holdings will increase in the future. As a result, and in particular with respect to the quarterly periods and full fiscal year to which ASU 2023-08 will apply, and for all future periods, volatility in our earnings may be significantly greater than what we experienced in prior periods.

We operate a dual strategy that combines clinical development in quality longevity therapeutics with a treasury model anchored in decentralized prediction markets infrastructure through the RAIN protocol. We expect our clinical operations to incur additional losses in the future, and our clinical operations may never be able to achieve or maintain operating profitability.

We operate a dual strategy that combines clinical development in quality longevity therapeutics with a treasury model anchored in decentralized prediction markets infrastructure through the RAIN protocol. To date, we have focused our clinical operations almost exclusively on developing our product candidate, Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic stage, currently focusing on treatment of osteoarthritis. We have funded our clinical operations to date primarily through proceeds from public and private offerings of equity and equity-linked securities and grants from the Israel Innovation Authority (the “IIA”). We have no saleable products and have not generated any revenue from product sales. We have incurred operating losses in each year since our inception in 2005. As of December 31, 2025, we had retained earnings of approximately $1.1 billion. Substantially all of our operating losses resulted from costs incurred in connection with our clinical development programs and from general and administrative costs.

We expect to continue to incur significant research and development expenses in connection with our clinical operations in the future as we continue the advancement of our clinical studies and as we potentially pursue additional indications. We may also incur expenses in connection with third-party studies and trials involving our product candidates or other intellectual property. In addition, if we obtain marketing approval for any of our product candidates, we will likely initially incur significant outsourced sales, marketing and manufacturing expenses, as well as continued research and development expenses. As a result, we expect our clinical operations to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing cell immunotherapy products, we are unable to predict the extent of any future operating losses or when we will be able to achieve or maintain operating profitability, if at all.

We have not generated any revenue from Allocetra™ or any other product candidate, and we may never be able to achieve or maintain profitability or positive cash flows from our clinical operations.

Our ability to become profitable from our clinical operations depends upon our ability to generate operating revenue in excess of our operating expenses. We have not generated any revenue to date from our development of Allocetra™, or any other product candidate. We do not know when, or if, we will generate any revenue from Allocetra™ or any other product candidate. We do not expect to generate revenue from Allocetra™ unless and until we obtain regulatory and marketing approval of, and commercialize, Allocetra™ or any other product candidate. We will continue to incur research and development and general and administrative expenses related to our clinical operations. We expect to continue to incur losses relating to our clinical operations for the foreseeable future, and such losses will likely increase as we:

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

Even if Allocetra™, our lead product candidate, which is currently being developed for osteoarthritis, is approved for commercial sale for any indication, it may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with commercialization. We may not achieve profitability from our clinical operations soon after generating product revenue, if ever. If we are unable to generate product revenue, we would not be able to achieve or maintain operating profitability or positive cash flows from our clinical operations and may be unable to continue our clinical operations without additional funding.

We will need substantial additional capital in the future to support our clinical operations. If additional capital is not available, we will have to delay, reduce or cease clinical operations.

We will need to raise substantial additional capital to fund our clinical operations and to develop and commercialize our current product candidate, Allocetra™, or any future product candidate. Our future capital requirements may be substantial and will depend on many factors, including, but not limited to:

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

Based on our current operating plan, we anticipate that our existing resources will be sufficient to maintain our currently planned operations, including our continued product development, through the end of 2027. We will require significant additional funds to initiate and complete the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”) approval process. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, including, without limitation, regulatory requests by the FDA or EMA, changes in our development strategy, delays in or an inability to execute our development plans, unsuccessful preclinical or clinical studies and losing our “Small and Medium Enterprise” status at the EMA, which entitles us to significant fee reductions. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital and operating expenditures associated with our anticipated clinical trials and general operations. We have no committed external sources of funds. Additional financing may not be available when we need it or on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned clinical trials or other development activities for our product candidates, which would materially and adversely affect our liquidity and results of operations.

Raising additional financing may be costly or difficult to obtain, may dilute current shareholders’ ownership interests and may require that we relinquish our rights to certain of our technologies, products or marketing territories.

Any debt or equity financing that we may need may not be available on terms favorable to us, or at all. Any additional capital raised through the sale of equity or equity-linked securities may dilute our current shareholders’ ownership in us and could also result in a decrease in the market price of our ordinary shares. The terms of the securities issued by us in future capital transactions may be more favorable to new investors and may include the issuance of warrants or other derivative securities, which may have a further dilutive effect. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures, engaging in certain asset sales or declaring dividends or making other restricted payments. If we obtain funding through a strategic collaboration or licensing arrangement, we may be required to relinquish our rights to certain of our technologies, products or product candidates or marketing territories. If we are unable to obtain the required additional capital, we may have to curtail our growth plans or cut back on existing business, and we may not be able to continue operating.

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

We have not yet commercialized any products, and we may never achieve or maintain profitability from our clinical operations.

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

Physicians, patients, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend coverage of, and in the case of third-party payors, cover, any products we may develop or commercialize. As a result, we are unable to predict the extent of future losses from our clinical operations or the time required to achieve operating profitability, if at all. Even if we successfully develop one or more products, we may continue to incur significant expenses and negative cash flows from operations.

We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of our product candidates. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize any of our product candidates.

We expect our long-term capital requirements to depend on many potential factors, including, among others:

●	the number of product candidates in development;

●	the duration and cost of discovery and preclinical development;

●	the regulatory path of product candidates, including our lead product candidate, Allocetra™, which is being developed for osteoarthritis;

●	the results of preclinical and clinical testing, which can be unpredictable in product candidate development;

●	our ability to successfully commercialize our product candidates, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

●	the progress, success and costs of our clinical trials and research and development programs, including those associated with milestones and royalties;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our lead product candidate and addressing regulatory and other issues that may arise post-approval;

●	the breadth of the labeling, assuming that any of our product candidates are approved for commercialization by the relevant regulatory authority;

●	our need or decision to acquire or in-license complementary technologies or new platform technologies or product candidate targets;

●	the costs of enforcing our issued patents and defending intellectual property-related claims;

●	the costs of investigating patents that might block us from developing potential product candidates;

●	the costs of recruiting and retaining qualified personnel;

●	the development of, and value derived from, our Treasury Reserve Policy (as defined below);

●	our revenue, if any; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

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

We devote substantially all of our efforts toward research and development activities. In the course of such activities, we have sustained operating losses and expect such losses to continue for the foreseeable future. We have no current source of operating revenue to sustain our present activities, and we do not expect to generate operating revenue until, and unless the FDA, EMA or other regulatory authorities approve one of our product candidates and we successfully commercialize (including out-licensing) such product candidate. Based on our current operating plan, we anticipate that our existing resources will be sufficient to maintain our currently planned operations, including our continued product development, through the end of 2027. Accordingly, our ability to continue operating will require us to obtain additional financing to fund our operations and we cannot provide any assurance that we will be successful in doing so. If we are not successful in obtaining additional capital resources, we may not be able to continue our activities beyond the end of 2027. The perception of our inability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in loss of confidence by investors, suppliers and employees.

Our operating history makes it difficult to evaluate our business and prospects.

Our operations to date have been limited primarily to research and development, clinical trials, raising capital and recruiting scientific and management personnel, and more recently, the establishment of a digital treasury strategy. Therefore, it is difficult to evaluate our business and prospects. We have not yet commercialized or obtained regulatory approval for any product candidate. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development or commercialize our product candidates, or any future product candidates, obtain regulatory approvals or achieve market acceptance or favorable pricing for our product candidates or any future product candidates.

Our business, operating results and growth may be adversely affected by current or future unfavorable economic and market conditions due to geopolitical tensions and political, economic and military instability.

Our business depends on the economic health of the global economies. U.S. and global markets have recently experienced volatility and disruption, including as a result of heightened geopolitical tensions and conflicts, such as the war between Russia and Ukraine, the war between Israel and Hamas and, more recently, the war between Israel and the U.S. against Iran and related regional conflicts and instability. In addition, there is current uncertainty about the future relationship between the U.S. and other countries with respect to trade policies, taxes, government regulations and tariffs and we cannot predict whether, and to what extent, U.S. trade policies will change in the future. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, terrorism or other geopolitical events, such as military or political instability in Israel or the region or changes in U.S. relations with other countries, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in a challenging capital raising environment, slower adoption of new technologies and increased competition, and any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F. See also “Risks Related to Israeli Law and Our Operations in Israel—Our headquarters and other significant operations are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military instability in Israel.”

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

In some countries, particularly the countries comprising the European Union, the pricing of pharmaceuticals and certain other therapeutics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

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

There are a number of products in development for the treatment or prevention of osteoarthritis, most of which are being developed by companies that are far larger than us, with significantly greater resources and more experience. The FDA has approved several therapies for the treatment of osteoarthritis, including a certain treatment specifically for knee osteoarthritis. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large, fully integrated, pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with our product candidates. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to Allocetra™ or any other product candidate that we may develop. Key competitive factors affecting the commercial success of Allocetra™ and any other product candidates that we may develop are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement. Furthermore, even if Allocetra™ and any other product candidates that we may develop are able to achieve these attributes, and are approved, acceptance of our products may be inhibited by the reluctance of physicians to switch from existing therapies to our products, or if physicians choose to reserve our products for use in limited circumstances.

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

Our future growth and success depend on our ability to recruit, retain, manage and motivate our senior executive officers. The loss of the services of our management personnel, including without limitation, our Executive Chairman, Shai Novik, our Chief Executive Officer, Dr. Oren Hershkovitz, or our Chief Medical Officer, Dr. Einat Galamidi, or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

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

In recent years, certain investors, customers, consumers, employees and other stakeholders have been focused on ESG matters, including climate change, energy and water use, plastic waste and other sustainability concerns. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Directors and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our suppliers may be unwilling to continue to do business with us. Further, if we do not adapt to or comply with new regulations, or fail to meet investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

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

We may rely primarily on third parties to market and sell Allocetra™ and any other product candidate.

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

Although we currently do not intend to market AllocetraTM ourselves, we may ultimately decide to develop a marketing and sales force with technical expertise and supporting distribution capabilities in the longer term. To promote any of our potential products through third parties, we will have to locate acceptable third parties for these functions and enter into agreements with them on acceptable terms, and we may not be able to do so. Any third-party arrangements we are able to enter into may result in lower revenues than we could achieve by directly marketing and selling our potential products. In addition, to the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, as well as the terms of our agreements with such third parties, which cannot be predicted in most cases at this time. As a result, we might not be able to market and sell our products in the United States or overseas, which would have a material adverse effect on us.

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

Although we expect to do so, we may not be able to submit a marketing application seeking approval of Allocetra™ prior to the applicable patents’ expiration date, assuming all necessary patents are in fact issued. Moreover, we cannot be certain that we will be the first applicant to obtain FDA and/or EMA approval for any indication of our product candidates, and we cannot be certain that we will be entitled to any other exclusivity with respect to the same. Such a diminution of our proprietary position could have a material adverse effect on our business, results of operation and financial condition.

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

The biotechnology industry has been characterized by extensive and frequent litigation regarding patents and other intellectual property rights. The situations in which we may become parties to such litigation or proceedings may include:

●	litigation or other proceedings we may initiate against third parties to enforce the patent rights or other intellectual property rights;

●	litigation or other proceedings we may initiate against third parties seeking to invalidate the patents held by such third-parties or to obtain a judgment that the technology does not infringe such third parties’ patents;

●	litigation or other proceedings third parties may initiate against us seeking to invalidate the patents or to obtain a judgment that third-party technology or products do not infringe the patents; and

●	if competitors file patent applications claiming technology also claimed by, we may be forced to participate in interference or opposition proceedings to determine the priority of invention.

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

Risks Related to Our Cryptocurrency and Treasury Reserve Policy

We have established a prediction markets-based token digital asset treasury through the purchase of RAIN and we may purchase other digital or cryptocurrency assets, the prices of which have been, and will likely continue to be, highly volatile. Our operating results and share price may fluctuate significantly, including due to the highly volatile nature of the price of such digital assets and erratic market movements.

We used substantially all of the net proceeds from the Private Placement to purchase RAIN and may in the future purchase other digital or cryptocurrency assets (collectively, such RAIN or other digital or cryptocurrency assets we may hold in our treasury operation pursuant to our Treasury Reserve Policy (as defined below), our “Cryptocurrency”). Cryptocurrency is a highly volatile asset class, including as a result of shifts in market sentiment, speculative trading, macroeconomic trends, technology-related disruptions and regulatory announcements, and fluctuations in the prices of our Cryptocurrency are likely to influence our financial results and the market price of our ordinary shares. Our financial results and the market price of our ordinary shares would be adversely affected, and our business and financial condition would be negatively impacted, if the prices of our Cryptocurrency decreased substantially (as digital cryptocurrency assets as a whole have in the past).

Our recently adopted and implemented Cryptocurrency and Digital Asset Treasury Strategy (our “Treasury Reserve Policy”) has not been tested.

We adopted our Treasury Reserve Policy in connection with the consummation of the Private Placement to govern the acquisition and management of our Cryptocurrency. There is no assurance that we will be able to successfully implement this new strategy or operate at the scale or profitability currently anticipated. Our Treasury Reserve Policy has not been tested. Although we believe our Cryptocurrency has the potential to serve as a hedge against inflation in the long term, the short-term prices of our Cryptocurrency may decline, including during periods of increased inflation. Some investors and other market participants may disagree with our Treasury Reserve Policy or actions we undertake to implement it. Further, there is ongoing scrutiny and limited formal guidance from regulatory agencies, including Nasdaq and the SEC, with respect to the treatment of public company cryptocurrency strategies. If the prices of our Cryptocurrency were to decrease or our Treasury Reserve Policy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our ordinary shares could be materially adversely impacted. As a result, our shift towards our Treasury Reserve Policy could have a material adverse effect on our business and financial condition.

Our Cryptocurrency holdings will be less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the digital cryptocurrency asset markets have been characterized by significant volatility in price, limited liquidity, and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our Cryptocurrency at favorable prices or at all. As a result, our Cryptocurrency holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, our Cryptocurrency will not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered Cryptocurrency or otherwise generate funds using these holdings, including in particular during times of market instability or when the prices of our Cryptocurrency have declined significantly. If we are unable to sell our Cryptocurrency, enter into additional capital raising transactions using our Cryptocurrency as collateral, or otherwise generate funds using these holdings, or if we are forced to sell our Cryptocurrency at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

We may be subject to regulatory developments related to our Cryptocurrency and the digital cryptocurrency asset markets, which could adversely affect our business, financial condition, and results of operations.

Digital cryptocurrency assets are relatively novel and are subject to significant uncertainty, and the application of state and federal securities laws and other laws and regulations to these digital assets is unclear in certain respects, it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of our Cryptocurrency. As digital assets have grown in both popularity and market size, the U.S. Executive Branch, Congress and a number of U.S. federal and state agencies, including the Financial Crimes Enforcement Network, the Commodities Futures Trading Commission (the “CFTC”), the SEC, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the Internal Revenue Service and state financial regulators, have been examining the operations of digital asset networks, digital asset users and digital asset exchanges, with particular focus on the extent to which digital assets can be used to violate state or federal laws, including to facilitate the laundering of proceeds of illegal activities or the funding of criminal or terrorist enterprises, and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance regarding the treatment of digital asset transactions and requirements for businesses engaged in activities related to digital assets.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of digital cryptocurrency assets or the ability of individuals or institutions, such as us, to own or transfer such digital cryptocurrency assets. The liquidity of our Cryptocurrency may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of digital asset markets to function or the willingness of exchanges and trading venues to provide services for digital cryptocurrency assets.

If any of our Cryptocurrencies, or certain transactions involving our Cryptocurrency, are determined to constitute a “security” for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of such Cryptocurrency, and in turn adversely affect the market price of our ordinary shares. Moreover, the risks of us engaging in our Treasury Reserve Policy have created, and could continue to create complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

Regulatory change classifying certain digital cryptocurrency assets as “securities” could lead to our being subject to extensive regulation, which could result in significant costs or force us to cease operations.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940, as amended (the “1940 Act”), a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act, and are not registered as an “investment company” under the 1940 Act as of the date of this Annual Report on Form 20-F.

While the SEC has not offered formal or binding regulatory guidance as to whether digital cryptocurrency assets are or are not “securities” for purposes of the federal securities laws, a determination by the SEC or a court of competent jurisdiction that digital cryptocurrency assets, or certain transactions involving digital cryptocurrency assets, are investment securities could lead to our meeting the definition of “investment company” under the 1940 Act if the portion of our assets that consists of investments in our Cryptocurrency exceeds the 40% limit prescribed in the 1940 Act, which would subject us to significant additional regulatory requirements that could have a material adverse effect on our resources and may also require us to change the manner in which we conduct our business. If the costs and regulatory burdens become too great, we may be forced to modify or cease certain operations, which could be detrimental to our investors and could result in a loss of all or a portion of your investment in us.

The SEC has previously indicated that certain digital assets may be considered securities depending on their structure and use. Future developments could change the legal status of digital assets that we may hold, requiring us to comply with securities laws. If we fail to do so, we may be forced to discontinue some or all of our business activities, negatively impacting investments in our securities. Further, state regulators may conclude that the digital assets we hold are securities under state laws, requiring us to comply with state-specific securities regulations. States like California have stricter definitions of “investment contracts” than the Commission, increasing the risk of additional regulatory scrutiny.

If any of our Cryptocurrencies are determined to be investment securities for purposes of the 1940 Act, we may be required to change our operations, wind down our operations, or register as an investment company under the 1940 Act. We could take steps to reduce our Cryptocurrency holdings as a percentage of our total assets, which may include, among others, selling Cryptocurrency that we might otherwise hold for the long term and deploying our cash in assets that are not considered to be investment securities under the 1940 Act, in which case we may be forced to sell Cryptocurrency at unattractive prices. We may also seek to acquire additional assets that are not considered to be investment securities under the 1940 Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid meeting the definition of “investment company” under the 1940 Act and becoming subject to its requirements. If any of our Cryptocurrencies are determined to constitute securities for purposes of the federal securities laws, and if we are not able to come within an available exemption or exclusion under the 1940 Act, then we would have to register as an investment company and change the manner in which we conduct our business, which may not be feasible. In addition, such a determination could adversely affect the market price of our Cryptocurrency and in turn adversely affect the market price of our ordinary shares.

Digital cryptocurrency assets are subject to significant commercial and technical uncertainty.

The growth of the digital assets industry in general, and the use and acceptance of digital cryptocurrency assets in particular, may also impact the price of our Cryptocurrency and are subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of digital cryptocurrency assets may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to digital cryptocurrency assets, institutional demand for digital cryptocurrency assets as investment assets, the participation of traditional financial institutions in the digital assets industry, consumer demand for digital cryptocurrency assets as means of payment, and the availability and popularity of alternatives to digital cryptocurrency assets. Even if growth in digital cryptocurrency asset adoption occurs in the near or medium term, there is no assurance that digital cryptocurrency asset usage will continue to grow over the long-term.

Because digital cryptocurrency assets that trade on a blockchain have no physical existence beyond the record of transactions on the given blockchain, a variety of technical factors related to the underlying blockchain could also impact the price of our Cryptocurrency. For example, hard “forks” of the blockchain into multiple blockchains and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of our Cryptocurrency and negatively affect the price of the cryptocurrency we intend to hold pursuant to our Treasury Reserve Policy.

The liquidity of digital cryptocurrency assets may also be reduced and damage to the public perception of digital cryptocurrency assets may occur, if financial institutions were to deny or limit banking services to businesses that hold digital cryptocurrency assets, provide digital cryptocurrency asset-related services or accept digital cryptocurrency assets as payment, which could also decrease the price of digital cryptocurrency assets. Similarly, the open-source nature of our Cryptocurrency’s underlying blockchain means the contributors and developers of such blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the underlying blockchain could adversely affect such blockchain and negatively affect the price of our Cryptocurrency.

The emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of our Cryptocurrency and, consequently, adversely affect the market price of our ordinary shares.

The emergence or growth of digital assets other than our Cryptocurrency following the deployment of our Treasury Reserve Policy may have a material adverse effect on our financial condition. As of March 2026, Bitcoin and Ethereum were the largest digital assets by market capitalization. However, there are numerous alternative digital assets, and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use “proof-of-stake” like the Ethereum network. If the mechanisms for validating transactions in Bitcoin (which uses “proof-of-work”) and other alternative digital assets are perceived as superior to “proof-of-stake” mining, those digital assets could gain market share relative to our Cryptocurrency.

Any decrease in the fair value of our Cryptocurrency we may hold below our carrying value for such assets could require us to incur a loss due to the decrease in fair market value, and such change could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings. Any decrease in reported earnings or increased volatility of such earnings could have a material adverse effect on the market price of our ordinary shares. In addition, the application of GAAP with respect to digital cryptocurrency assets may change in the future and could have a material adverse effect on our financial results and the market price of our ordinary shares.

In addition, if investors view the value of our ordinary shares as dependent upon or linked to the value or change in the value of our Cryptocurrency, the prices of our Cryptocurrency may significantly influence the market price of our ordinary shares.

The expected concentration of our Cryptocurrency holdings may enhance the risks inherent in utilizing our Treasury Reserve Policy.

The expected concentration of our Cryptocurrency holdings limits the risk mitigation that we could take advantage of by purchasing a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our Treasury Reserve Policy. Any significant future decline in the value of our Cryptocurrency may have a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

Changes in regulatory interpretations could require us, or the protocol associated with our Cryptocurrency, to register or obtain licenses to operate as a money services business or money transmitter, leading to increased compliance costs or operational shutdowns.

The regulatory regime for digital assets in the United States and elsewhere is uncertain. Depending on the regulatory characterization of RAIN, the markets for cryptocurrency in general, and our activities in particular, our business and our RAIN acquisition strategy may be subject to regulation by one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, to a materially adverse extent, the nature of digital assets markets, the participation of industry participants, including service providers and financial institutions in these markets, and our ability to pursue our digital asset treasury strategy. Additionally, U.S. federal, state and foreign regulators and legislatures have taken action against industry participants, including digital assets businesses, and enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital assets activity. U.S. federal and state energy regulatory authorities are also monitoring the total electricity consumption of cryptocurrency mining, and the potential impacts of cryptocurrency mining to the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies have passed, or are actively considering, legislation to address the impact of cryptocurrency mining in their respective states. We, or the protocol associated with our Cryptocurrency (the “Protocol”), may be unable to effectively react to proposed legislation and regulation of digital assets, which could adversely affect the market price of our ordinary shares.

If regulatory changes or interpretations require us, or the Protocol, to register as a money services business with the Financial Crimes Enforcement Network under the U.S. Bank Secrecy Act, or as a money transmitter under state laws, we, or the Protocol, may be subject to extensive regulatory requirements, resulting in significant compliance costs and operational burdens. In such a case, we, or the Protocol, may incur extraordinary expenses to meet these requirements or, alternatively, may determine that continued operations are not viable. If we, or the Protocol, decide or are required to cease certain operations in response to new regulatory obligations, such actions could adversely affect the market price of our ordinary shares.

Multiple states have implemented or proposed regulatory frameworks for digital asset businesses. Compliance with such state-specific regulations may increase costs or impact our business operations. Further, if we, the Protocol, or our or its respective service providers, are unable to comply with evolving federal or state regulations, we or the Protocol may be forced to dissolve or liquidate certain operations, which could materially impact our investors.

The classification of any of our Cryptocurrencies as a commodity could subject us to additional CFTC regulation, resulting in significant compliance costs or the cessation of certain operations.

The CFTC takes the position that some digital assets fall within the definition of a “commodity” under the Commodities Exchange Act of 1936, as amended (the “CEA”) and are therefore subject to regulation by the CFTC. If our activities require CFTC registration, we may be required to comply with extensive regulatory obligations, which could result in significant costs and operational disruptions. Additionally, current and future legislative or regulatory developments, including new CFTC interpretations, could further impact how digital cryptocurrency assets and digital cryptocurrency asset derivatives are classified and traded.

If our Cryptocurrency is further regulated as a commodity, we may be required to register as a commodity pool operator and register the Company as a commodity pool with the CFTC through the National Futures Association. Compliance with these additional regulatory requirements could result in substantial, non-recurring expenses, adversely affecting an investment in our securities. If we determine not to comply with such regulations, we may be forced to cease certain operations, which could negatively impact our shareholders.

Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving digital asset commodities that do not utilize margin, leverage, or financing. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products and certain retail leveraged commodity transactions involving digital asset commodities, including the markets on which these products trade.

Regulatory risks of operating a prediction market are extensive and could lead to litigation, enforcement actions, criminal risks against the Protocol and its operators.

The regulatory definitions of “decentralization” are uncertain and developing, and whether a project is “decentralized” often is a matter of degree. If the Protocol is determined by a regulator to not be a decentralized platform, the Protocol, and those involved in its operation, may face significant regulatory risks.

Event contracts are deemed to be derivatives by the CFTC, and the CFTC has taken the position that prediction market platforms need to register as Designated Contract Markets (“DCMs”) or they need to qualify for an exemption. If the CFTC determines that the Protocol has failed to register as a DCM or fails to qualify for an exemption, the CFTC could assert that the prediction market is an illegal off-exchange options market, which may subject the Protocol to litigation, enforcement actions, penalties, a forced shutdown and referrals to criminal authorities that may lead to criminal liability.

Additionally, many U.S. states view prediction markets as gambling, which triggers state licensing obligations. Failing to register may lead to litigation, enforcement actions and criminal risks, and may lead to an order to cease to operate. Certain U.S. states prohibit gambling altogether, and operating an illegal gambling business could lead to penalties and felony charges. In addition, federally recognized Indian tribes may similarly assert that prediction markets constitute gambling activities and therefore are subject to their sovereign regulatory authority, which may lead to litigation. Numerous foreign jurisdictions also impose strict prohibitions or licensing regimes for gambling, and may classify prediction markets as illegal gambling, subjecting the platform to further risks of litigation, penalties, enforcement actions or a forced shutdown.

Furthermore, if a U.S. regulator determined that the Protocol was a money services business or money transmitter, the Protocol and its founders could be subject to civil and criminal “strict liability” violations for failing to register and obtain required licenses to operate as a money transmitted in the U.S. or certain U.S. states.

Individually or collectively, these risks could materially reduce the value of our Cryptocurrency and have a significant and adverse impact on the Company.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Cryptocurrency, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Cryptocurrency and our financial condition and results of operations would be materially adversely affected.

The cryptocurrency we acquired pursuant to our Treasury Reserve Policy is held in custody accounts at a licensed custodian or self-custody with a leading provider. Our Treasury Reserve Policy holdings may be concentrated with a single custodian from time to time. Our Cryptocurrency and other blockchain-based cryptocurrencies and digital assets and the entities that provide services to participants in the cryptocurrency ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in:

●	a partial or total loss of any Cryptocurrency we hold at such time in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold such Cryptocurrency;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader cryptocurrency ecosystem or in the use of the cryptocurrency network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to digital cryptocurrency assets, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with current or future geopolitical conflicts, wars, and acts of aggression, including pursuant to the potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the digital cryptocurrency asset industry, including third-party services on which we rely, could materially and adversely affect our financial condition and results of operations.

The availability and solvency of third-party digital cryptocurrency asset custodians pose a risk of illiquidity and asset loss, potentially impacting the success of our Treasury Reserve Policy.

If there is a decrease in the availability of digital asset custodians that we believe can safely provide custody arrangements for our Cryptocurrency holdings, for example, if custodians discontinue or limit their services in the United States, we may need to enter into arrangements that are less favorable than our current agreement or take other measures to custody such holdings, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected. In addition, holding our Cryptocurrency with regulated custodians could affect the availability of receiving digital assets that may result from “forks” of the underlying blockchain if our custodians are unable to support or otherwise provide us with such digital assets, thereby reducing the amount of digital assets we may hold as a result. Moreover, our use of custodians exposes us to the risk that the cryptocurrencies our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such Cryptocurrency. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Treasury Reserve Policy holdings.

Our Cryptocurrency is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which our Cryptocurrency is held. While the underlying blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing our Cryptocurrency held in such wallet. If the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access our Cryptocurrency held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The blockchain ledger underlying our Cryptocurrency, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Our Treasury Reserve Policy exposes us to risk of non-performance by counterparties.

Our Treasury Reserve Policy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of our Cryptocurrencies, a loss of the opportunity to generate funds, or other losses.

We expect our primary counterparty risk with respect to our Cryptocurrency will be custodian performance obligations under the various custody arrangements we enter into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, SEC enforcement actions against other providers, or placement into receivership or civil fraud lawsuit against digital asset industry participants have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While our custodians will be subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held Cryptocurrencies will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our Cryptocurrency holdings, we would become subject to additional counterparty risks. We will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect our ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodian or custodians with which we will custody substantially all of our Cryptocurrencies, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our Treasury Reserve Policy could create complications with third party service providers, such as insurance companies, banking entities and auditors, which could have a materially adverse impact on our business.

Our Treasury Reserve Policy could create complications with third party service providers that may place a high risk on companies engaging in such a treasury strategy. For example, in 2023, the Office of the Comptroller of the Currency, the Federal Reserve and the Federal Deposit Insurance Corporation issued supervisory statements that digital assets were a “significant risk” to banking organizations. Similarly, third-party service providers began placing a high degree of risk on digital asset companies, including third-party providers such as insurance companies, banking entities, auditors, payment processors, compliance vendors and public relationship firms.

While the current administration has undertaken a coordinated policy shift across key financial regulatory agencies with respect to regulations of digital assets, the implications of such proposed and future policy changes are uncertain at this time. If future regulations and policy changes were to impose similar limitations as those in 2023, our service providers may refuse to enter into commercially acceptable contracts with us and other companies that engage in similar treasury strategies with digital assets. This could have a number of adverse impacts on the operation of our business. For example, with respect to insurance companies, the cost of our insurance may also increase, or our insurers may refuse to underwrite policies or exclude digital asset liabilities from coverage. If we are unable to obtain directors and officers liability insurance on acceptable terms, our directors and officers may be exposed to personal liability in connection with securities class actions, regulatory investigations and other legal proceedings. This could also deter us from retaining key employees or may prevent us from hiring talent. If we were to lose our banking services, it would severely disrupt our ability to maintain liquidity, process payroll, pay vendors or access fiat currency, which would have a significantly adverse impact on our business, financial condition and results of operations. Certain auditors may also consider custody, fair market valuation, impairment testing and other controls as high-risk. If our auditor determined that it was unable to issue an unqualified opinion or could not engage with us altogether, it may adversely affect our ability to meet our periodic reporting obligations under the Exchange Act and significantly affect our business, financial condition and the ability to raise capital in the public markets.

The due diligence procedures conducted by us and our liquidity providers to mitigate transaction risk may fail to prevent transactions with a sanctioned individual, entity, wallet or jurisdiction.

We will execute cryptocurrency trades through liquidity providers, and rely on these third parties to implement controls and procedures to mitigate the risk of transacting with sanctioned entities, or execute over-the-counter trades with different entities, and rely on our asset manager who is making the trades to implement controls and procedures to mitigate the risk of transacting with sanctioned entities. While we expect our third-party service providers to conduct their business in compliance with applicable laws and regulations and in accordance with our contractual arrangements, there is no guarantee that they will do so. Accordingly, we will be exposed to risk that our due diligence procedures may fail. If we are found to have transacted in cryptocurrencies with bad actors that have used cryptocurrencies to launder money or with persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in cryptocurrencies by us may be restricted or prohibited.

The Protocol may not sufficiently mitigate the risk of individuals or entities subject to U.S. sanctions, including those located in sanctioned jurisdictions, accessing or transacting through the Protocol.

RAIN is associated with the Protocol, a decentralized blockchain network operating through smart contracts that enables peer-to-peer transactions without centralized intermediaries. While decentralization is a core design feature, it also creates sanctions-related compliance risks under U.S. law, including regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). Individuals or entities subject to U.S. sanctions— including those located in sanctioned jurisdictions—may attempt to access, use or transact through the Protocol. U.S. sanctions laws broadly prohibit U.S. persons from engaging in, facilitating, or providing material support for transactions involving sanctioned actors or embargoed jurisdictions. OFAC has repeatedly emphasized that digital asset protocols and related service providers may be subject to enforcement if they cause, facilitate or fail to prevent prohibited dealings.

The Protocol may not have implemented, or may not be capable of implementing, certain compliance and risk-mitigation controls commonly used in centralized financial institutions or virtual asset service providers. Accordingly, the Protocol faces a heightened risk that sanctioned persons or jurisdictions could exploit the network, and the current governance, technical or operational structure may not fully mitigate such risks.

If OFAC or another sanctions authority determines that the Protocol (or persons or entities involved in its development, governance or promotion) has engaged in prohibited dealings or insufficiently mitigated sanctions risks, the Protocol, its developers, governance participants and other affiliated parties may face adverse consequences, including civil and criminal penalties.

In the event the Protocol or individuals or entities associated with its development, governance, or operation themselves become subject to sanctions, the price and/or liquidity of our Cryptocurrency may be negatively impacted and/or may need to be frozen, and the U.S. government may seek to seize and/or forfeit such Cryptocurrency. Furthermore, any sanctions-related inquiry, enforcement action, designation, or perceived regulatory exposure may materially and adversely affect: (i) the price and market liquidity of our Cryptocurrency; (ii) developer participation, funding and community activity; (iii) protocol upgrades, integrations or partnerships; and/or (iv) the overall utility and adoption of the Protocol’s ecosystem. Finally, sanctions-driven restrictions can be sudden, unilateral, and without advance notice, and may result in loss of access, functionality or value.

The Protocol may be exploited for money laundering, terrorist financing, fraud, or other illicit financial activity.

The Protocol may be used by bad actors seeking anonymity, pseudonymity, or obfuscation to move or conceal proceeds of crime. Decentralized environments have historically been leveraged by money launderers, terrorist financiers, fraudsters, market manipulators or other illicit actors. Unlike traditional financial institutions, money services businesses, or centralized virtual asset service providers, the Protocol may lack many of the core components of an anti-money laundering or countering the financing of terrorism program. The absence of these features materially increases the likelihood that illicit actors could use the Protocol without detection, and that the Protocol may be viewed by regulators or enforcement authorities as posing elevated financial-crime risk. For example, because transactions in RAIN provide a degree of anonymity, they are susceptible to misuse for criminal activities, such as money laundering. If regulators, law-enforcement agencies, or supervisory bodies determine that the Protocol has been used to facilitate illicit finance—or that its design or governance attributes materially contributed to such misuse—the Protocol, its developers, contributors, governance participants and other affiliated parties may be subject to, among other things, investigations or subpoenas from authorities; orders preventing U.S. financial institutions from engaging with the Protocol; and civil or criminal liability, any of which may negatively impact the price, market value, and liquidity of our Cryptocurrency. Further, the misuse, or the perception of misuse of the Protocol, could lead to greater regulatory oversight of RAIN and RAIN platforms, and there is the possibility that law enforcement agencies could close RAIN platforms or other RAIN-related infrastructure with little or no notice and prevent users from accessing or retrieving RAIN held via such platforms or infrastructure.

The launch of central bank digital currencies (“CBDCs”) may adversely impact the value of our digital asset treasury.

The introduction of a government-issued digital currency could eliminate or reduce the need or demand for private-sector issued digital cryptocurrency assets or significantly limit their utility. National governments around the world could introduce CBDCs, which could in turn limit the value of our Cryptocurrencies.

Intellectual property disputes related to the open-source structure of digital asset networks expose us to risks related to software development, security vulnerabilities and potential disruptions to digital asset technology could threaten our ability to operate.

Digital asset networks are open-source projects and, although there may be an influential group of leaders in the network community, generally there is no official developer or group of developers that formally controls the digital asset network. Without guaranteed financial incentives, there may be insufficient resources to address emerging issues, upgrade security or implement necessary improvements to the network in a timely manner. If the digital asset network’s software is not properly maintained or developed, it could become vulnerable to security threats, operational inefficiencies and reduced trust, all of which could negatively impact the digital assets’ long-term viability and our business.

The irreversibility of digital asset transactions exposes us to risks of theft, loss and human error, which could negatively impact our business.

Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on that digital asset network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of digital assets or a theft of digital assets generally will not be reversible, and we may not be capable of seeking compensation for any such transfer or theft.

We plan to regularly transfer digital assets, and it is possible that, through computer or human error, or through theft or criminal action, such assets could be transferred in incorrect amounts or to unauthorized third parties.

If we are unable to seek a corrective transaction to identify the third party which has received our digital assets through error or theft, we will be unable to revert or otherwise recover the impacted digital assets, and any such loss could adversely affect our business, results of operations and financial condition.

We may be subject to additional tax liability, interest and penalties if regulation or policy changes adversely affect the tax treatment of rewards from staking digital cryptocurrency assets.

U.S. federal income tax treatment of rewards received from staking digital cryptocurrency assets remains uncertain in several respects. Under Rev. Rul. 2023-14, a cash-method taxpayer generally must include in gross income the fair market value of staking rewards at the time the taxpayer gains dominion and control over those rewards, and such rewards are generally treated as ordinary income for U.S. federal income tax purposes. A later disposition of the rewarded units may also result in additional taxable gain or loss under general tax principles. Rev. Rul. 2023-14 does not address the timing of income recognition for accrual-method taxpayers. Under general tax rules, an accrual-method taxpayer may be required to recognize income earlier than a cash-method taxpayer, potentially before the taxpayer is able to sell, exchange, or otherwise monetize the rewards, if the right to receive the rewards is fixed and the amount can be determined with reasonable accuracy. This could result in cash-tax mismatches and adversely affect the liquidity.

The U.S. Internal Revenue Service (“IRS”) or other taxing authorities may issue new or additional guidance, or apply existing guidance, in ways that are adverse to us, including with retroactive effect, affecting the timing, character or valuation of staking income, or imposing information-reporting or withholding requirements on us or our counterparties. If future legislation, regulation, audits, or enforcement activity results in adverse tax treatment of staking, we could be subject to increased audits by the IRS or required to pay additional taxes, and potentially interest and penalties, experience increased audit exposure and compliance costs. In addition, state, local and non-U.S. taxing authorities may adopt different or more aggressive positions, further increasing our tax exposure and administrative burden.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, exchange-traded funds and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law, which is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of, or changes to, our Treasury Reserve Policy, our use of leverage, the manner in which our Cryptocurrency is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally will not be subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers.

The IRS or other taxing authorities may issue new or additional guidance, or apply existing guidance, in ways that are adverse to us, including with retroactive effect, affecting the timing, character or valuation of staking income, or imposing information-reporting or withholding requirements on us or our counterparties. If future legislation, regulation, audits, or enforcement activity results in adverse tax treatment of staking, we could be required to pay additional taxes, and potentially interest and penalties, experience increased audit exposure and compliance costs. In addition, state, local and non-U.S. taxing authorities may adopt different or more aggressive positions, further increasing our tax exposure and administrative burden.

Risks Related to the Ownership of Our Ordinary Shares

We do not know whether a market for our ordinary shares will be sustained or what the market price of our ordinary shares will be and as a result it may be difficult for you to sell your shares.

The trading price of our ordinary shares is likely to continue to be volatile. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price of our ordinary shares:

●	our Treasury Reserve Policy;

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to our product candidates and/or Cryptocurrency;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any product liability actions or intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our Board, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;

●	developments by our licensees, if any;

●	future issuances of ordinary shares or other securities; and

●	general political, economic, market and security conditions, including in Israel and the region.

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

Our principal shareholders, directors and officers currently own approximately 83.97% of our outstanding ordinary shares. They will therefore be able to exert significant influence over matters submitted to our shareholders for approval.

Our principal shareholders, directors and officers beneficially own approximately 83.97% of our outstanding ordinary shares. As a result, these shareholders, if they acted together, could significantly influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

We are a “foreign private issuer” under the Exchange Act and the rules of the SEC promulgated thereunder. As a result, we are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. meaning that, among other things, we are required to file our Annual Report on Form 20-F with the SEC within four months following our fiscal year end. In addition, we are not subject to quarterly financial reporting, as would be the case for a U.S. domestic reporting company; therefore, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are additionally not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material non-public information. Also, while our officers and directors are, effective March 18, 2026, required to file insider reports under Section 16(a) of the Exchange Act with respect to any purchases and sales of our ordinary shares, our principal shareholders are exempt from such reporting obligations under Section 16(a) of the Exchange Act, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act with respect to their purchases and sales of our ordinary shares. If we lose our status as a foreign private issuer, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States.

As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Capital Market (the “Nasdaq Listing Rules”) for U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedures, quorum requirements, approval of compensation of officers and distribution of periodic reports. In addition, we generally follow our home country law instead of the Nasdaq Listing Rules that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the Company, the issuance of more than 20% of the equity in the Company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See “Item 16G — Corporate Governance.”

Our ordinary shares are traded on more than one market, and this may result in price variations.

Our ordinary shares are traded on the Nasdaq Capital Market and, until April 23, 2026, are also traded on the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets takes place in different currencies (U.S. dollars on Nasdaq and NIS on the TASE) and at different times, as a result of different time zones and public holidays in the United States and Israel. The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could contribute to a decrease in the trading price of our ordinary shares on Nasdaq, and a decrease in the price of our ordinary shares on Nasdaq could likewise contribute to a decrease in the trading price of our ordinary shares on the TASE. In January 2026, we initiated the process to voluntarily delist our ordinary shares from the TASE. In accordance with applicable Israeli law and the rules of the TASE, the last day our ordinary shares will trade on the TASE is expected to be April 23, 2026, and our ordinary shares are expected to be delisted from the TASE on or about April 26, 2026.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Ness Ziona, Israel. In addition, our officers and several of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. These conflicts have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and abduction of soldiers and citizens.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. In response, Israel’s security cabinet declared war against Hamas and, as a result of attacks by Hezbollah along Israel’s northern border with Lebanon that commenced following the commencement of the war with Hamas, launched attacks against Hezbollah in Lebanon. Israel was subsequently involved in military conflicts with Hamas, Hezbollah (a terrorist organization based in Lebanon), and Iran, both directly and through Iranian proxies such as the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel conducted limited military operations targeting the Assad-led Syrian army, Iranian military assets, and infrastructure linked to Hezbollah and other Iran-supported groups. In November 2024, a ceasefire agreement was reached with Hezbollah in Lebanon.

In June 2025, in light of continued nuclear threats and intelligence assessments, Israel launched a military operation directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel and to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian deaths and casualties, as well as some damage to infrastructure and property. A ceasefire was declared between Israel and Iran in June 2025 after 12 days of hostilities.

In October 2025, a ceasefire in the conflict with Hamas came into effect; however, the situation remains fragile, with isolated incidents of fighting.

On February 28, 2026, Israel and the United States commenced coordinated military air strikes against targets in Iran, including military and strategic infrastructure in response to ongoing regional tensions and recent escalations involving Iran’s nuclear and military activities. In response, Iran launched a series of retaliatory attacks against Israel, targeting major cities and strategic sites. While most of these attacks have been intercepted to date, some resulted in civilian casualties and damage to property. Subsequently, Hezbollah launched attacks against Israel in retaliation for the killing of Ali Hosseini Khamenei, the Supreme Leader of Iran, and in response, Israel launched attacks against Lebanon and Israeli ground forces have entered into Southern Lebanon, and hostilities between Israel and Hezbollah are ongoing. Iran subsequently began launching retaliatory strikes on U.S. and other targets in the Gulf region . The Israeli government has declared a state of emergency, and the situation remains highly unstable, with ongoing exchanges of fire and heightened risk of further escalation. Regional and international responses are ongoing, and the risk of broader conflict in the Middle East has increased.

In connection with the Israeli security cabinet’s declaration of war against Hamas in October 2023 and hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. While we were not materially adversely impacted by any absences of our personnel due to military reserve to date, our operations could be disrupted by the absence of a significant number of our employees related to their, or their spouse’s, military service or the absence for extended periods of one or more of our key employees for military service, which disruption may materially and adversely affect our business and results of operations.

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

While we have not been materially impacted by the conditions in Israel since the war broke out in October 2023 to date, hostilities continue to exist and the situation in Israel and the region remains volatile, with the potential for further escalation or deterioration of regional conditions, and we cannot predict how such conflicts will ultimately affect our business and operations or Israel’s economy in general. These events could lead to increased costs, risks to employee safety, and challenges to business continuity, potentially resulting in financial losses.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel and Israeli companies, including boycotts of Israeli goods and services or restrictions on doing business with Israel and Israeli companies. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries (if approved). In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and product development, make it more difficult for us to do business and raise capital and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Furthermore, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest, and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. Actual or perceived political instability in Israel or the region or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, growth prospects, and share price as well as our ability to raise additional funds.

Exchange rate fluctuations between the U.S. dollar, Euro and the NIS may negatively affect our earnings.

Our functional currency is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which we operate and expect to continue to operate for the foreseeable future. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the applicable balance sheet date. Because we incur expenses denominated in currencies other than the U.S. dollar, predominantly the NIS and Euro, fluctuations in exchange rates among these currencies may negatively impact our earnings, particularly if the NIS or Euro appreciates against the U.S. dollar. The average exchange rate for the year ended December 31, 2025 was $1.00 = Euro 0.85 and $1.00 = NIS 3.19.

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

The research and development efforts of our primary operating subsidiary, Enlivex Therapeutics R&D Ltd., a company organized under the laws of the State of Israel (“Enlivex R&D”), have been financed in part through royalty-bearing grants, in the aggregate amount of approximately $8.0 million, from the IIA, pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984) (the “Innovation Law”). As of December 31, 2024, Enlivex R&D had not paid any royalties to the IIA and had a contingent obligation to the IIA, including interest, of $10 million.

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

Furthermore, our Amended and Restated Articles of Association, as amended at the extraordinary general meeting of shareholders held in February 2026 and currently in effect, provide that our directors (other than external directors, if any) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire Board of Directors at a single annual general shareholder meeting. Instead, at least two annual meetings of shareholders will generally be required to effect a change in a majority of our Board of Directors. Any amendment to the provision in our Articles of Association dividing our directors into three classes and certain related provisions requires the following approval: (i) during the first three years following the adoption of the classified board of directors, the affirmative vote of at least 95% of the ordinary shares represented at a meeting of shareholders (whether in person, by proxy, or via the Israel Security Authority’s electronic voting system) and voting on the matter; and (ii) thereafter, the affirmative vote of at least 65% of the ordinary shares represented at a meeting of shareholders (whether in person, by proxy, or via the Israel Security Authority’s electronic voting system) and voting on the matter.

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

We are organized in Israel. All of our executive officers and the majority of our directors reside outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development

We were originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd. (“Bioblast”). On March 26, 2019, Bioblast and Enlivex R&D (formerly known as Enlivex Therapeutics Ltd.) consummated a merger transaction whereby Enlivex R&D merged with a wholly owned subsidiary of Bioblast, with Enlivex R&D as the surviving entity in the merger (the “Merger”). As a result of the Merger, Enlivex R&D became a wholly owned subsidiary of Bioblast. In connection with the consummation of the Merger, Bioblast changed its name from “Bioblast Pharma Ltd.” to “Enlivex Therapeutics Ltd.” In February 2026, the Company changed its name to “Enlivex Ltd.”

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

Our capital expenditures for the three years ended December 31, 2025, 2024 and 2023 were insignificant. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

4.B. Business Overview

Overview

We are a quality longevity company focused on advancing therapies designed to extend health span and improve quality of life, powered by a prediction markets treasury. We operate a dual strategy that combines clinical development in quality longevity therapeutics, currently focused on the treatment of osteoarthritis as our primary inflammatory indication, with a treasury model anchored in decentralized prediction markets infrastructure through the RAIN protocol. Our lead therapeutic candidate, Allocetra™, is a macrophage reprogramming therapy designed to restore immune balance and address inflammatory and degenerative conditions associated with aging.

In November 2025, we announced positive six-month efficacy data from the Phase IIa stage of our randomized, multi-country Phase I/II Allocetra™ trial (ENX-CL-05-001) in patients with moderate to severe knee osteoarthritis (OA). The six-month follow-up has now been completed for all patients. The results re-affirm the three-month data reported previously and substantiate the identification of an age-related primary OA responder population.

We are currently preparing to commence a Phase IIb global, multicenter, randomized, double-blind, placebo-controlled trial to evaluate the efficacy and safety of intra-articular injections of Allocetra™ in age-related primary knee osteoarthritis, in patients with moderate to severe disease. In March 2026, we received FDA clearance of our IND application for the Phase IIb trial in the United States and we expect the trial to also be conducted in several European countries. We currently expect three and six-month topline data in the second quarter and third quarter of 2027, respectively. For additional information, see below “Clinical Operations.”

New Treasury Reserve Policy

On November 24, 2025, in connection with the consummation of the Private Placement, we launched our new cryptocurrency and digital asset Treasury Reserve Policy, pursuant to which we acquired RAIN, and may acquire certain other digital assets. We entered into the Asset Management Agreement (as defined below) to guide us through the implementation of our cryptocurrency and digital asset treasury. We intend to pursue our digital asset treasury strategy together with our existing clinical operations focused on the development of AllocetraTM. The fair value of the Company’s digital asset treasury as of December 31, 2025 was $606.781 million. On March 23, 2026, we partially exercised the RAIN Option to acquire an additional 3,030,303,030 RAIN tokens at $0.0033 per token, for aggregate consideration of $10 million.

To the extent available our asset manager, at its discretion, may utilize a range of capital markets and on-chain strategies, including staking, restaking, liquid staking, and participation in decentralized finance (“DeFi”) protocols as part of the asset manager’s efforts to enhance returns on our holdings of RAIN. We cannot assure you that any such strategies will be available to us or, if they are available, successfully employed to enhance returns.

Specifically, our Treasury Reserve Policy allows our asset manager to utilize the following activities:

●	Utilizing intelligent capital markets issuances, including the issuance of equity, where we may issue capital for the benefit of shareholders to purchase and hold more RAIN;

●	Staking (and where possible restaking), in each case if and to the extent available, RAIN in our treasury to earn a staking yield and turn the treasury into a productive asset;

●	Liquid staking a portion of the RAIN in our treasury to enable us to receive staking rewards while simultaneously receiving liquid tokens that may be utilized for additional treasury operations, liquidity management, and risk-adjusted yield opportunities;

●	Utilizing DeFi tools to increase the effective yield of our RAIN holdings and increase the capital efficiency of our treasury reserve assets; and

●	Selling our RAIN holdings, whether on the open market, through block trades, or other negotiated transactions, at such times as we may deem sales appropriate or advantageous.

RAIN is a fully decentralized predictions and options protocol built on the Arbitrum network. The RAIN protocol is fully permissionless, allowing any user to create and trade custom predictions on any market. Market outcomes are AI-resolved, and the platform is governed by the RAIN token. We believe that RAIN has long-term utility, scarcity characteristics through its deflationary buyback and burn mechanism, and potential ecosystem growth prospects.

There can be no assurance that the value of RAIN will increase, and investors should carefully consider the risks associated with digital assets. For additional information, see Item 3.D. “Risk Factors - Risks Related to Our Cryptocurrency and Digital Asset Treasury Strategy.”

We May Earn Staking Rewards

To potentially earn yields, we have authorized our asset manager to delegate our RAIN to third-party DeFi platforms on Arbitrum, as the RAIN protocol currently has no native in-protocol staking or other delegation system. We intend to keep the RAIN purchased pursuant to our digital asset Treasury Reserve Policy held by third-party custodians. We intend tohold our RAIN primarily in qualified custodial accounts and may from time to time supply a portion to DeFi protocols on Arbitrum for yield generation, such as liquidity provision in prediction markets or other protocol-supported activities where available. We plan to maintain strict long-only exposure (i.e., we do not intend to short RAIN, borrow against it to create leveraged or synthetic downside positions, or engage in any strategy that would reduce our net economic exposure to RAIN upside). We believe that our strategy will benefit indirectly from the RAIN protocol’s deflationary mechanics, whereby a portion of trading volume on the platform is used to buy back and burn RAIN tokens, potentially increasing scarcity and value accrual to holders over time.

How We Manage Liquidity

We acknowledge that certain DeFi strategies (such as liquidity provision in prediction or options markets) may impose withdrawal delays, impermanent loss risks, or position-specific restrictions depending on the protocol. We factor these into our overall liquidity and risk management framework.

RAIN supplied to protocol markets or positions can typically be withdrawn on-demand or within short protocol-specific delays (often near-instantaneous under normal conditions on Arbitrum); however, high network congestion, unresolved market disputes, arbitration processes, or smart contract restrictions could extend this period. To mitigate liquidity risk, we maintain a portion of our treasury in uncommitted, fully liquid RAIN and cash equivalents (such as stablecoins) to meet short-term obligations, as well as to provide reasonable funding for our clinical development of AllocetraTM.

From time to time, we may provide liquidity or participate in markets on the RAIN protocol to earn trading fees, secondary market spreads, or any available protocol incentives, all while benefiting from the ongoing token burn mechanism.

Custodians and Storage of RAIN

We intend to solely utilize third-party qualified custodians to hold our RAIN, other than the portion of our RAIN, if any, directly supplied to DeFi protocols. We do not self-custody any of our RAIN. We use qualified custodians that employ risk management and operational best practices related to hot vs. cold storage, access controls, custody technology, and insurance, among other practices.

Our primary custodians generally maintain the vast majority of custodied assets in cold storage (>95%), with hot wallets used only for limited operational needs. Custodians employ SOC 2-audited security controls, geographic redundancy, multi-person approval processes, and conduct key-generation ceremonies in offline, secure facilities. Private keys are never exposed to networked devices. Custodians maintain insurance coverage. Our qualified custodians are permitted to rehypothecate or otherwise use our RAIN for their own purposes.

Use of DeFi Protocols

We may from time to time interact with DeFi protocols, including the RAIN prediction markets protocol itself or related Arbitrum-based venues, either directly or indirectly through liquidity provision, market creation/participation, or other yield-generating activities. We intend to conduct any such interactions on a long-only basis with the goal of increasing our effective RAIN-per-share over time through a combination of direct protocol usage and indirect benefits from the deflationary buy-and-burn mechanism. DeFi protocols generally rely on open-source smart contracts deployed on public blockchains, including Arbitrum, on which the RAIN protocol has been built. While these smart contracts are intended to operate automatically according to their code, they may contain coding errors, vulnerabilities, or design flaws that can be exploited. We intend to actively evaluate DeFi and prediction market opportunities involving RAIN to enhance treasury productivity where risk-adjusted returns are attractive, while maintaining robust risk management practices.

RAIN - The Token of the RAIN Ecosystem

RAIN is the native governance and utility token of RAIN, a fully decentralized prediction markets and options protocol built on Arbitrum (with cross-chain support). Launched in 2025, RAIN has stated a maximum supply of approximately 1.14 trillion tokens (with circulating supply progressively increasing). According to RAIN, the token follows a deflationary model where 2.5% of platform trading volume is allocated to automatically buy back and burn RAIN, reducing supply over time based on protocol activity. There is no native proof-of-stake mechanism on the RAIN protocol, inflationary emissions for staking, validators, restaking, or liquid-staked derivatives. Yield for holders is primarily indirect through token burns (value accrual from increased scarcity) and governance participation via the RAIN decentralized autonomous organization (“DAO”), supplemented by any opportunistic DeFi activities such as liquidity provision or market participation that generate fees.

How RAIN is Used

RAIN is used for governance through the protocol’s DAO, where holders can propose and vote on upgrades, parameters, and certain other matters. It also benefits from the deflationary burn tied to platform volume.

The RAIN Ecosystem

Rain operates as a permissionless “Uniswap of prediction markets” on Arbitrum, enabling anyone to create public or private markets for forecasting events, options trading, or custom outcomes. Public markets are resolved via an integrated AI oracle, with disputes handled by decentralized arbitration. The protocol features a user-friendly experience, and strong emphasis on decentralization.

Listing of RAIN on Cryptocurrency Exchanges

The RAIN token has been listed on the KuCoin cryptocurrency exchange since January 6, 2026, WhiteBIT cryptocurrency exchange since January 21, 2026, and on the Kraken cryptocurrency exchange since February 9, 2026.

KuCoin is a global cryptocurrency exchange serving more than 40 million users worldwide, with its strongest user base in Southeast Asia. Founded in 2017, KuCoin consistently ranks among the top ten cryptocurrency exchanges globally.

WhiteBIT is the largest European cryptocurrency exchange by traffic. Founded in 2018, the platform is part of W Group, which serves more than 35 million customers globally.

The Kraken cryptocurrency exchange is the second-largest U.S.-based cryptocurrency exchange. Founded in 2011, the Kraken exchange serves 5.7 million users across numerous jurisdictions and supports a broad range of digital assets through spot and derivatives markets.

Asset Management Agreement

In connection with the establishment of our digital asset treasury, on November 20, 2025, we entered into an asset management agreement (the “Asset Management Agreement”) with Elinnovation Labs Ltd., a company organized under the laws of the State of Israel (the “Asset Manager”), pursuant to which we appointed the Asset Manager to provide asset management services with respect to the certain cash proceeds of the Private Placement and our future securities offerings and other capital we may from time to time designate, together with digital assets and other assets acquired with or in respect of such proceeds (the “Account Assets”) held in accounts and cryptocurrency wallets controlled by the Company. As compensation for its services, the Asset Manager is entitled to specified management fees. Subject to the terms of the Asset Management Agreement, the Asset Manager is responsible for its own overhead and for the fees and expenses of any custodian, and we are obligated to reimburse only certain pre-approved, reasonable and documented out-of-pocket expenses incurred on the Asset Manager’s behalf. The Asset Management Agreement has an initial term of three years and renews for successive one-year periods unless we or the Asset Manager terminates or elects not to continue the Asset Management Agreement in accordance with its terms, including the ability of either party to terminate without cause after the first anniversary upon prior written notice and to terminate earlier for specified causes, including certain acts of fraud, bad faith, gross negligence, material breach or insolvency. The Asset Management Agreement also contains customary representations, covenants, confidentiality, indemnification and limitation of liability provisions. In connection with the closing of the Lind Private Placement (as defined in Item 5.B. “Liquidity and Capital Resources”), on March 23, 2026, we, Lind Global Asset Management XIV, LLC, a Delaware limited liability company (“Lind”) and the Asset Manager entered into a Joinder and First Amendment to the Asset Management Agreement (the “Asset Management Agreement Amendment”), pursuant to which we granted Lind certain rights with respect to certain of our accounts containing our digital assets, including our RAIN token portfolio, including, among other things, all digital assets and other assets in such accounts, all books and records related thereto and any and all proceeds thereof (the “Collateral”) to secure the Company’s obligations under the Lind Note (as defined in Item 5.B. “Liquidity and Capital Resources”).

Option to Purchase RAIN

In connection with the establishment of our cryptocurrency and digital asset Treasury Reserve Policy, on November 13, 2025, we entered into an agreement with the RAIN Foundation, the foundation that independently oversees the RAIN protocol, pursuant to which we obtained an exclusive option (the “RAIN Option”) to purchase up to an aggregate of 278,181,818,181 RAIN tokens, exercisable in whole or in part at our discretion, at a price of $0.0033 per RAIN token. We may exercise the RAIN Option in one or more tranches by delivering an exercise notice to the RAIN Foundation and paying the applicable aggregate exercise price in cash. On December 1, 2025, we partially exercised the RAIN Option and acquired 3,030,303,030 RAIN tokens for consideration of $10 million. The fair value of the RAIN Option as of December 31, 2025 was $1.709 billion. On March 23, 2026, we partially exercised the RAIN Option to acquire an additional 3,030,303,030 RAIN tokens, for aggregate consideration of $10 million. The RAIN Option was initially in effect until December 1, 2026, and the RAIN Foundation extended the duration of the RAIN Option to December 31, 2027.

For risks related to our cryptocurrency and digital asset treasury strategy, see Item 3.D. “Risk Factors - Risks Related to Our Cryptocurrency and Digital Asset Treasury Strategy.”

Clinical Operations

We are a quality longevity company focused on advancing therapies designed to extend health span and improve quality of life, powered by a prediction markets treasury. Our clinical longevity therapeutics operations are currently focused on the treatment of osteoarthritis as our primary inflammatory indication. Our lead therapeutic candidate, Allocetra™, is a macrophage reprogramming therapy designed to restore immune balance and address inflammatory and degenerative conditions associated with aging.

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

We are focused on osteoarthritis as our main chronic inflammatory indication. Osteoarthritis is a degenerative joint disease, characterized by low-grade inflammation, that affects more than 32.5 million adults in the United States. Treatment of osteoarthritis represents a substantial unmet medical need, particularly non-invasive treatments, as current therapeutic options are largely limited to pain management, lifestyle modifications, and, ultimately, joint replacement surgery. We believe that negatively reprogrammed macrophages may be key contributors to disease severity in osteoarthritis and that the effective reprogramming of these negatively reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution.

In 2025, we made significant progress in our osteoarthritis clinical program, with a primary focus on the moderate to severe knee osteoarthritis multi-center Phase I/II clinical trial, which consists of two stages. The first stage of this trial was a Phase I safety run-in, open-label dose escalation phase to characterize the safety and tolerability of Allocetra™ injections to the target knee, in order to identify the dose and injection regimen for the subsequent Phase IIa stage. Following the completion of the Phase I safety run-in stage, we announced positive interim results, demonstrating statistically significant improvements in pain, function, and stiffness at both three- and six-months post-treatment.

The Phase IIa stage is a double-blind, randomized, placebo-controlled multi-center trial, which aims to evaluate the efficacy and safety of Allocetra™ in patients with moderate to severe knee osteoarthritis. In addition, the study protocol was designed to efficiently detect a strong signal in a responder population to guide future development, and includes an interim statistical evaluation, conducted by an independent third party and blinded to the Company, to assess the potential value of enrollment of up to 50 patients in addition to the original randomized sample size of 130, and its marginal impact on the p-value of the statistical estimation of the total group and specifically to identify a potential responder sub-group. The trial’s key efficacy endpoints evaluate joint-pain and joint-function in comparison to placebo at three months, six months and 12 months post treatment.

In April 2025, we completed the recruitment of the Phase IIa stage. In August 2025, we announced the three-month topline data, reporting that Allocetra™ demonstrated, in the primary age group (60+), substantial reduction in pain and improvement in function across multiple efficacy endpoints that were evaluated, compared to placebo. The analysis revealed a robust positive correlation between patients’ age and the magnitude of the clinical effect and its statistical significance.

In November 2025, we announced our six-month topline data, which re-affirmed the three-month results and substantiated the identification of a positive correlation between patients’ age and the magnitude of the clinical effect and its statistical significance. At six months, Allocetra™ continued to demonstrate substantial and durable reduction in pain and improvement in function across multiple efficacy endpoints evaluated in the primary age group (60+), as compared to placebo. For additional information, see below “Moderate to Severe Knee Osteoarthritis.”

We are currently preparing to commence a Phase IIb global, multicenter, randomized, double-blind, placebo-controlled, multi-country trial to evaluate the efficacy and safety of intra-articular injections of Allocetra™ in age-related primary knee osteoarthritis, in patients with moderate to severe disease. In March 2026, we received FDA clearance of our IND application for the Phase IIb trial in the United States and we expect the trial to also be conducted in several European countries. The Phase IIb trial has been designed to be statistically powered to evaluate key efficacy endpoints, including change from baseline in pain and physical function compared with placebo, measured at three- and six-months following treatment. Additional endpoints include changes in quality-of-life measures and functional mobility assessments. We currently expect three and six-month topline data in the second quarter and third quarter of 2027, respectively.

Additionally, a long-term follow-up investigator-initiated trial in end-stage knee osteoarthritis is ongoing, and a Phase I investigator-initiated trial in temporomandibular joint osteoarthritis is also ongoing.

All planned and expected timelines for the execution of our clinical trials are subject to certain risks and uncertainties. For further discussion of risks and uncertainties related to our clinical trials, see Item 3.D. “Risk Factors” above.

In addition, following the finalization of the Phase II trial evaluating Allocetra™ in patients with sepsis resulting from pneumonia, biliary, urinary tract, or peritoneal infections, in 2024, we completed all required operational activities in connection with the trial’s close-out. We plan to seek potential external collaborations or out-licensing opportunities for the continued clinical development of Allocetra™ for use in patients with sepsis.

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

The pathogenesis of osteoarthritis affects the entire joint, including cartilage, subchondral bone, and the joint capsule, further involving inflammation of the synovial lining tissue. Low-grade synovial inflammation has been implicated in the pathogenesis at both early and late stages of the disease. In osteoarthritis, levels of immune cells concentrate in the joint synovium, predominated by activated macrophages. Such pro-inflammatory macrophages release a broad spectrum of inflammatory factors and immune mediators into the synovial cavity, leading to chronic inflammatory conditions manifested by breakdown of the cartilage extracellular matrix and cartilage loss, as well as bone structure disruption. Since such pro-inflammatory macrophages play a crucial role in the initiation of osteoarthritis immunopathogenesis and the propagation of low-grade chronic inflammation, reprogramming them into pre-resolution macrophages is considered an emerging target for osteoarthritis treatment. We believe that Allocetra™, which targets macrophages and macrophage-associated inflammatory pathways, may be a promising therapeutic strategy in the treatment of osteoarthritis.

The initiation of our osteoarthritis clinical program followed preclinical evidence demonstrating Allocetra’s™ potential mechanism of action in resolving chronic low-grade inflammation in joints affected by osteoarthritis. This was further supported by observed recovery in a case study involving a 70-year-old patient with Gorham-Stout syndrome, a rare disease characterized by destruction of osseous matrix and proliferation of vascular structures. The patient, who had experienced complete destruction and absorption of the shoulder joint, showed substantial improvement following five intra-articular Allocetra™ injections, with maintained improvement documented at a two-year follow-up.

Moderate to Severe Knee Osteoarthritis

In January 2024, following receipt of the approval of the IMOH, we initiated a Company-sponsored multi-center, multi-country, double-blinded, placebo-controlled and statistically powered Phase I/II trial to evaluate efficacy as well as safety of AllocetraTM in patients with moderate to severe knee osteoarthritis and potentially allow the Company to design and initiate a clinical confirmatory trial upon its completion. This Phase I/II clinical trial completed the enrollment of149 patients in two study stages. The first stage, which we successfully completed, was a Phase I safety run-in, open-label dose escalation phase to characterize the safety and tolerability of Allocetra™ injections to the target knee in order to identify the dose and injection regimen for the subsequent Phase II stage. The Phase II stage is a double-blind, randomized, placebo-controlled, multi-center trial. In addition to evaluating safety, the trial’s key efficacy endpoints will evaluate joint pain and joint function compared to placebo at three-, six- and 12-months post-treatment. The study design includes an interim statistical evaluation, conducted by an independent third party and blinded to the Company, to assess the potential value of enrolling up to 50 additional patients beyond the original randomized sample size of 130 and its marginal impact on the p-value of the statistical estimation for the total group and/or specific sub-group. In addition, the study incorporates an independent DSMB that reviews the safety data at three predefined time points.

In September 2024, we announced the recommendation by the independent DSMB to proceed with the randomized Phase II stage at the highest tested dose, as well as the Danish Medicines Agency’s authorization to initiate this next trial stage.

In December 2024 and March 2025, we announced positive interim three-month and six-month efficacy data for the first 12 patients treated in the Phase I stage, demonstrating marked statistically significant improvements in all key efficacy endpoints. The three-month and six-month efficacy data included a 50% and 47% average pain reduction compared to baseline, respectively, as measured by the Numeric Rating Scale (NRS) pain screening tool. The reported reduction in pain measured by the NRS was consistent with data from the Western Ontario and McMaster Universities Osteoarthritis Index (WOMAC) questionnaire, a widely used, standardized tool for evaluating osteoarthritis of the knee and hip, assessing pain, stiffness, and physical function. The three-month and six-month efficacy data showed a 52% and 51% reduction in WOMAC pain, respectively, 42% and 46% improvements in functionality, respectively, and 37% and 40% improvements in stiffness, respectively, in each case compared to baseline. At both three-month and six-month, 83% of the patients were considered responders to treatment (Fig 1). No serious adverse events were reported, although some patients experienced mild, transient discomfort or swelling in the knee following injection.

In April 2025, we announced the completion of the recruitment of all patients for the Phase II stage of the study. Overall, 134 patients were randomized and treated in the Phase II stage. In August 2025, the Company announced the three-month topline data, reporting that Allocetra™ demonstrated, in the primary age group (60+), a substantial reduction in pain and improvement in function across multiple efficacy endpoints that were evaluated, compared to placebo. The analysis revealed a robust positive correlation between patients’ age and the magnitude of the clinical effect and its statistical significance. In a substantial portion (54%) of the overall mITT population (69 of 129 patients aged 60, including 48 patients aged 64+), Allocetra™ showed a substantial, clinically meaningful, and highly statistically significant improvement over placebo across pain, function, and composite (pain + function + stiffness) endpoints. These are measured using WOMAC, a standard knee questionnaire evaluating pain, stiffness & physical function and translating those into numerical scores (scale 0-100).

●	WOMAC Pain: mean change from baseline −27.82 (SD 20.76) with Allocetra™ versus −16.22 (SD 22.54) with placebo, a 72% relative improvement (p=0.03).

●	WOMAC Function: mean change from baseline of −26.45 with Allocetra™ versus −12.63 with placebo, a 109% relative improvement (p=0.007).

●	WOMAC Total (pain + function + stifness): mean change from baseline −26.43 with Allocetra™ versus −13.75 with placebo, a 92% relative improvement (p=0.012).

In November 2025, the Company announced six-month topline data for the Phase II study stage, which re-affirmed the three-month results and substantiated the identification of a positive correlation between patients’ age and the magnitude of the clinical effect and its statistical significance. At six months, Allocetra™ continued to demonstrate substantial and durable reduction in pain and improvement in function across multiple efficacy endpoints evaluated in the primary age group (60+), as compared to placebo. Allocetra™ demonstrated a clinically meaningful improvement in pain and function, a composite endpoint which the Company expects will be a key endpoint in the follow-up pivotal studies, reaching statistical significance at three-month in patients aged 60+ (-26.8 points in the AllocetraTM treated group versus -13.4 points in the placebo group, corresponding to 99% improvement over the placebo group (scale 0-100; p=0.008), and at six-month in patients aged 61+ (-27.8 points in the AllocetraTM treated group versus -15.5 points in the placebo group corresponding to 80% improvement over the control group (scale 0-100; p=0.02).) Allocetra™ continued to demonstrate a favorable safety profile through the six-month follow-up, consistent with the previously reported three-month data.

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

In June 2024, we announced positive interim 3-month data for the trial, which showed a significant reduction in pain and a favorable safety profile. A total of nine patients were enrolled and treated with a single AllocetraTM injection to the knee and evaluated for at least three months following treatment. Patients reported pain using a scale of zero (0, representing no pain) to ten (10, representing maximum pain). At the three-month follow up, a substantial reduction (64%) in average reported pain was observed compared to baseline, with 89% (8/9) of treated patients reporting an improvement in their knee pain compared to their baseline pain prior to treatment, and 33% (3/9) of the patients reporting complete pain relief from an average pain level of 9 to a pain level of 0. During the three-month period post injection of AllocetraTM, only a single patient (1/9, 11%) decided to move forward with knee-replacement surgery, while 89% (8/9) of the patients decided not to proceed with such surgery (Fig 2). In all cases, dosing was successfully completed, and no severe related adverse events were reported following treatment.

Recruitment to the study was completed and long-term follow up is ongoing. The study enrolled a total of 18 patients who were treated with a single or two injections of AllocetraTM to the afflicted knee. Patients are assessed for safety following dosing, and pain and function responses to treatment for up to 24 months following injection.

Basal Thumb Osteoarthritis

In June 2024, following approval by the IMOH, we announced the dosing of the first patient in an investigator-initiated, randomized, placebo-controlled Phase I/II trial evaluating the efficacy and safety of Allocetra™ following injection into patients with basal thumb joint (first carpometacarpal (CMC) joint) osteoarthritis, for which conventional therapies have failed. This Phase I/II investigator-initiated, randomized, placebo-controlled trial planned to recruit up to 46 patients and is composed of two stages. The Phase I stage would be a safety run-in, open-label dose escalation phase to characterize the safety and tolerability of Allocetra™ injection to patients with osteoarthritis of the first basal thumb joint (first CMC joint) of the target thumb who have failed conventional therapies, to identify the dose for the randomized stage. The Phase II stage would be a planned double-blind, randomized, placebo-controlled stage, which is expected to be initiated following the completion of the safety run-in stage and selection of the safe and tolerable dose. Up to 40 patients would be randomized in a 1:1 ratio for treatment with either AllocetraTM at the selected dose or placebo. The primary safety endpoint would measure the frequency and severity of adverse events and serious adverse events, and the efficacy endpoints would include assessments of change from baseline in pain and function for up to 12 months. Due to prioritization of the knee osteoarthritis program, the study was discontinued.

Psoriatic Osteoarthritis

In July 2024, we announced that the IMOH had authorized the initiation of a Company-sponsored Phase I clinical trial to evaluate the safety and tolerability of Allocetra™ following injection into an affected joint in patients with psoriatic arthritis. In November 2024, we announced the completion of dosing and initial follow-up period for the first patient in this Phase I clinical trial, and no safety concerns were recorded. The trial currently planned to recruit six patients who have insufficiently responded to conventional therapies for psoriatic arthritis. The primary safety endpoint would measure the frequency and severity of adverse events and serious adverse events, and secondary endpoints would include assessments of change from baseline in pain and other parameters of disease activity for up to 12 months following administration of Allocetra™. Due to prioritization of the knee osteoarthritis program, the study was discontinued.

Temporomandibular Joint Osteoarthritis

In December 2024, the IMOH authorized the initiation of an investigator-initiated Phase I trial to evaluate the safety, tolerability and initial efficacy of Allocetra™ for injection into the temporomandibular joint (“TMJ”) in patients suffering from TMJ osteoarthritis, which is being conducted by the Rheumatology Unit at Sheba Medical Center in collaboration with the Department of Oral and Maxillofacial Surgery. The Phase I trial aims to recruit six patients who have shown insufficient response to conventional treatments for TMJ osteoarthritis. The primary safety endpoint will measure the frequency and severity of adverse events and serious adverse events, and efficacy endpoints will assess changes from baseline in TMJ pain, joint functionality, and other disease parameters for up to 12 months following administration of Allocetra™.

In April 2025, we announced that dosing of the first patient was completed. The investigator-initiated trial continues to enroll patients and is assessing safety and efficacy. To date, four patients have received a single injection of Allocetra™. Patients are followed for 12 months to assess safety and efficacy.

Sepsis Clinical Program

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

The 12-month follow-up analysis demonstrated a continued favorable safety profile, as observed in the topline data, with no additional findings in the high-risk UTI-related sepsis group, as previously demonstrated in the 28-day topline data. We have completed all required operational activities in connection with the trial’s close-out.

In light of market conditions, the Company’s limited cash availability and the substantial budget required for advancing to a follow-up clinical trial in patients with sepsis, the Company plans to seek potential external collaborations or out-licensing opportunities for the continued clinical development of Allocetra™ for use in patients with sepsis, instead of pursuing internal development.

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

Hadasit Medical Research Services and Development Ltd. and Yissum Research and Development Company Ltd.

In March 2006, Hadasit Medical Research Services and Development Ltd. and Yissum Research and Development Company Ltd. jointly granted us an exclusive, worldwide, royalty free and sublicensable license to research, develop, commercialize, manufacture, market, sell, distribute and otherwise use and exploit a certain patent and patent rights relating to the therapeutic use of dead or dying cells, including apoptotic or necrotic cells, as well as any associated materials, methods or technology. The license further stipulates that all intellectual property rights, including any inventions, developments, discoveries, results, products data, information and know-how developed by the Company based on the licensed intellectual rights, belong solely and exclusively to the Company and, to the extent such intellectual property rights are registrable, they may be registered in the name of the Company. Pursuant to the license, we agreed to manage, maintain and defend the licensed patents, including managing the registration of such patents in different countries. The license expires upon the expiration of the licensed patent; however, upon such expiration, we will have a fully paid-up, nonexclusive, unlimited, worldwide, sublicensable license to the technology developed on the basis of the patent and related patent rights and all inventions, know-how and other intellectual property owned or licensed by us and covered by the agreement or related thereto. In addition to certain standard termination provisions relating to the financial condition of each party, we may terminate the license upon 30-days’ prior written notice, and the institutes may terminate the license if we cease our operations for more than 120 days or if the institutes determine, in their reasonable discretion, that we have ceased making reasonable efforts to commercialize the licensed technology.

Hadasit Medical Research Services and Development Ltd. is the technology transfer office of Hadassah Hospital in Jerusalem, where Prof. Dror Mevorach, our former Chief Science & Medical Officer and currently a scientific advisor and consultant to the Company, is currently the Director of the Rheumatology Research Centre.

Intellectual Property and Patents and Proprietary Rights

The proprietary nature of, and protection for, our product candidates and our discovery programs, processes and know-how are important to our business. As of March 1, 2026, we owned or in-licensed issued patents and pending patent applications in various jurisdictions worldwide, including 15 issued patents (with terms ranging from 2025 to 2038) and four pending patent applications in the United States; seven issued patents (with terms ranging from 2026 to 2040) and one pending application in Israel; and five issued patents (with terms ranging from 2026 to 2040) and one pending patent applications with the European Patent Office (EPO). Additionally, patents have been issued and/or patent applications are pending in Australia, Canada, China, Hong Kong, and Korea. We have sought patent protection for certain methods of producing, freezing, and using autologous and allogeneic Allocetra™. We also intend to seek patent protection for our discovery programs, and any other inventions to which we have rights, where available and when appropriate.

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

Environmental Matters

We, our agents and our service providers, including our manufacturers, are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities, including, to our knowledge, those of our agents and service providers, are currently operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us However, significant expenditures could be required in the future if we, our agents or our service providers are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

Regulation of our Clinical Operations

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

4.C. Organizational Structure

We have the following wholly owned subsidiaries: (i) Enlivex Therapeutics R&D Ltd., a company organized under the laws of the State of Israel; (ii) Enlivex Therapeutics Inc., a Delaware corporation; (iii) Enlivex Therapeutics RDO Ltd., a company organized under the laws of the State of Israel; and (iv) Enlivex Poland Limited Liability Company, a company organized under the laws of Poland.

4.D. Property, Plants and Equipment

Our corporate headquarters are located at 14 Einstein Street, Ness Ziona, Israel 7403618, where we lease approximately 420 square meters of space under an agreement with a current term through August 2028. The facility includes office space, laboratories and cGMP clean rooms, in which we manufacture clinical batches to support our clinical trials in Israel and the EU. In October 2020, we entered into a lease agreement for additional office space and a laboratory at our Ness Ziona, Israel facility, of approximately 421 square meters of space. The lease for this space expired on September 30, 2025, and we extended the lease for an additional 36-month period, provided that we have the right to terminate the lease on September 30, 2026 upon at least 60 days prior written notice. We believe that these facilities are suitable and adequate for our current needs.

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

In September 2021, we entered into a lease agreement (the “Lease Agreement”) for a 2,500 square meter property in Yavne, Israel to construct a new 1,600 square meter facility for the manufacture of Allocetra™, which was completed in the fourth quarter of 2022. As part of our strategic reprioritization plan adopted in September 2023, we determined to sell such leased manufacturing facility, together with equipment installed by us in the Yavne facility (the “Equipment”), and assign the Lease Agreement. On March 31, 2024, we entered into an agreement (the “Yavne Facility Sale Agreement”) with BioHarvest Ltd., an Israeli company (the “purchaser”), pursuant to which the purchaser agreed to acquire the Equipment and assume all of our obligations under the Lease Agreement, effective as of April 1, 2024, for an aggregate purchase price of NIS 13.0 million (approximately $3.5 million). The purchase price was paid in installments, consisting of an initial payment of NIS 4.0 million (approximately $1.08 million), which was paid on April 2, 2024, and 24 equal monthly installment payments of NIS 375,000 (approximately $102,000, which commenced on April 1, 2024, with the final installment paid on March 1, 2026. As of December 31, 2025, the Company had received a total of NIS 12,250,000 million (approximately $3.4 million) under the Yavne Facility Sale Agreement, and the entire NIS 13.0 million has been paid as of the date hereof. Pursuant to the Yavne Facility Sale Agreement, title to the Equipment transferred to the purchaser upon full payment of the total purchase price, but risk of loss to the Equipment passed to the purchaser on April 1, 2024.

Geographical Location of Non-Current Assets

The following table presents the geographical location of our non-current assets:

Geographical Location	For the Year Ended December 31, 2025
	Percent (%)	Assets (U.S.$)

Non-Current Assets*
Held in United States via U.S custodians	99.97%	582,508
Israel	0.03%	1,312

Total Assets	100.00%	583,820

*	Non-current assets consist of property and equipment, intangible assets, and other non-current assets.

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

Overview

The Company is a quality longevity company focused on advancing therapies designed to extend health span and improve quality of life, powered by a prediction markets treasury. We operate a dual strategy that combines clinical development in quality longevity therapeutics, currently focused on the treatment of osteoarthritis as our primary inflammatory indication, with a treasury model anchored in decentralized prediction markets infrastructure through the RAIN protocol. Our lead therapeutic candidate, Allocetra™, is a macrophage reprogramming therapy designed to restore immune balance and address inflammatory and degenerative conditions associated with aging.

AllocetraTM is a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state, which is critical for immune system rebalancing and resolution of inflammatory conditions. Non-homeostatic macrophages contribute significantly to disease severity. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with other therapeutic agents.

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

The Company is focused on osteoarthritis as its main inflammatory indication. Osteoarthritis is a degenerative joint disease, characterized by low-grade inflammation, that affects more than 32.5 million adults in the United States. Treatment of osteoarthritis represents a substantial unmet medical need, particularly non-invasive treatments, as current therapeutic options are largely limited to pain management, lifestyle modifications, and, ultimately, joint replacement surgery. The Company believes that negatively reprogrammed macrophages may be key contributors to disease severity in osteoarthritis and that the effective reprogramming of these negatively reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution. For details of the Company’s osteoarthritis clinical trials, see Item 4.B. “Information on the Company—Business Overview—Osteoarthritis Clinical Program.”

For details of the Company’s sepsis clinical trials, see Item 4.B. “Information on the Company—Business Overview––––Sepsis Clinical Program.”

Additionally, in connection with the closing of the Private Placement in November 2025, the Company established a long-term cryptocurrency and digital asset Treasury Reserve Policy, using proceeds from the Private Placement, centered on RAIN, which currently serves as the primary treasury reserve asset of the Company. RAIN is the governance and utility token of a fully decentralized predictions and options protocol built on the Arbitrum network. The protocol enables users globally to create, trade, and resolve markets tied to real-world events through a transparent and automated on-chain framework. The RAIN token has been listed on the KuCoin cryptocurrency exchange, which ranks among the top ten cryptocurrency exchanges globally, since January 6, 2026, the WhiteBIT cryptocurrency exchange, the largest European cryptocurrency exchange by traffic, since January 21, 2026, and on the Kraken cryptocurrency exchange, the second-largest U.S.-based cryptocurrency exchange, since February 9, 2026. For additional information regarding our cryptocurrency and digital asset Treasury Reserve Policy, see Item 4.B. “Information on the Company—Business Overview—Overview—New Treasury Reserve Policy.”

5.A. Operating Results

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue from operations. We have funded our operations primarily through the sale of equity and equity-linked securities in public and private offerings and grants from the IIA. As of December 31, 2025, we had approximately $5,755,000 in cash and cash equivalents and short-term bank deposits, as well as short-term investments in digital assets of $24,273,000, and had retained earnings of approximately $1.1 billion. See “—Liquidity and Capital Resources” below. We expect that we will continue to incur operating losses in connection with our research and development activities, which may be substantial over the next several years, and we expect to require additional funds to further pursue our research and development programs.

In November 2025, in connection with the closing of the Private Placement and the establishment of the Company’s digital asset Treasury Reserve Policy, the Company entered into an agreement with the RAIN Foundation, pursuant to which the Company obtained the exclusive RAIN Option to purchase up to 278,181,818,182 RAIN tokens, exercisable in whole or in part, at the Company’s discretion, at a price of $0.0033 per RAIN token. On December 1, 2025, the Company partially exercised the RAIN Option and acquired 3,030,303,030 RAIN tokens for consideration of $10 million. On March 23, 2026, the Company partially exercised the RAIN Option to acquire an additional 3,030,303,030 RAIN tokens, for aggregate consideration of $10,000,000. The RAIN Option was initially in effect until December 1, 2026, and the RAIN Foundation extended the duration of the RAIN Option to December 31, 2027.

As of December 31, 2025, the fair value of the Company’s digital asset treasury was $606.781 million, and the fair value of the RAIN Option was $1.709 billion. Notwithstanding the absence of revenue from our clinical operations, for the year ended December 31, 2025, the Company recognized $1.236 billion of net income for the year ended December 31, 2025, attributable to an aggregate unrealized, non-cash gain of $1.631 billion, resulting from increases in the fair value of the Company’s digital asset treasury and treasury-related derivative asset during the period from the completion of the Private Placement through December 31, 2025.

Revenue

We have not generated any revenue from operations since our inception. To date, we have funded our operations primarily through the sale of equity and equity-linked securities in public and private offerings and grants from the IIA. Our ability to generate revenue from operations and achieve or maintain operating profitability depends upon the clinical success of our product candidates, regulatory approvals and our ability to successfully commercialize products.

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

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and related benefits (including share-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services, including legal work in connection with patent applications, travel costs and insurance premiums. We expect that our general and administrative expenses will increase in 2026.

Income on digital assets, net

Income on digital assets, net, reflects the changes in the fair value of the Company’s digital asset holdings recognized during the year. The amounts recorded were primarily attributable to changes in the quoted market price of RAIN tokens during the year. As of the end of the reporting period, the Company had not recognized any income arising from the sale, transfer, or other disposition of digital assets.

Change in fair value of digital assets purchase option

Change in fair value of digital assets purchase option reflects the remeasurement of the RAIN Option, which is accounted for as a derivative instrument and measured at fair value. Changes in fair value are primarily attributable to changes in the market price of RAIN, changes in volatility assumptions, and the remaining contractual term of the option.

Finance Income (Expenses), Net

Finance income (expenses), net consists of interest earned on our cash and cash equivalents and bank deposits, exchange rate differences, gains and losses resulting from our investments in marketable securities, and bank fees and other expenses.

Results of Operations

For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2024 and 2023, and a discussion of our liquidity and capital resources for the year ended December 31, 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The table below provides our results of operations for the years ended December 31, 2025 and 2024:

	Year Ended December 31
	2025	2024
	(In thousands, except per share data)
Research and development expenses, net	$9,204	$10,623
General and administrative expenses	5,796	4,913
Other expenses	29	352
Operating loss	(15,029)	(15,888)
Income on digital assets, net	363,191	-
Change in fair value of digital assets purchase option	1,268,084	-
Finance income (expenses), net	1,928	874
Income (loss) before taxes on income	1,618,174	(15,014)
Taxes on income	(382,646)	-
Net income (loss)	1,235,528	(15,014)
Basic earnings (loss) per share	$27.04	$(0.73)
Diluted earnings (loss) per share	$25.48	$(0.73)

Research and Development Expenses, Net

For the years ended December 31, 2025 and 2024, we incurred research and development expenses, net in the aggregate of $9,204,000 and $10,623,000, respectively. The decrease of $1,419,000, or 13%, in research and development expenses, net, for 2025, as compared to 2024, was primarily due to a $1,290,000 decrease in expenses for clinical studies and purchase of materials due to changes in our development programs and a decrease in the number of AllocetraTM doses that were manufactured, a $215,000 decrease in depreciation expenses and a $178,000 decrease in share-based compensation expenses, partially offset by a $228,000 increase in payroll expenses.

General and Administrative Expenses

For the years ended December 31, 2025 and 2024, we incurred general and administrative expenses of $5,796,000 and $4,913,000, respectively. The increase of $883,000, or 18%, in general and administrative expenses for 2025, as compared to 2024, was primarily due to a $454,000 increase in directors fees and a $615,000 increase in professional services, partially offset by a $70,000 decrease in insurance expenses (due to a decrease in our directors’ and officer’s liability insurance premium) and a $104,000 decrease in share-based compensation expenses.

Other Expenses

As part of our 2023 strategic reprioritization plan, we determined to sell certain of our leased properties along with the leasehold improvements installed in the properties and certain laboratory equipment. Accordingly, the Company recognized a loss of $29,000 and $957,000, for the years ended December 31, 2025 and 2024, respectively, related to these properties. In addition, for the year ended December 31, 2024, the Company recognized income of $605,000 from the cancelation of a liability related to uncertain tax positions.

Operating Loss

For the year ended December 31, 2025, our operating loss was $15,029,000 as compared to $15,888,000 for the year ended December 31, 2024, representing a decrease of $859,000 or 5%. The decrease was primarily due to a decrease in research and development expenses and other expenses, partially offset by an increase in general and administrative expenses.

Income on digital assets, net

For the year ended December 31, 2025, we recognized unrealized gain on digital assets from changes in the market price of RAIN tokens of $364.319 million, net of applicable commissions paid to a custodian and to our asset manager of $1,128,000.

Change in fair value of digital assets purchase option

For the year ended December 31, 2025, we recognized a $1.268 billion gain arising from changes in the fair value of the RAIN Option.

Finance Income, Net

For the year ended December 31, 2025, we recognized finance income, net of $1,928,000 as compared to $874,000 for the year ended December 31, 2024. The increase of $1,054,000, or 121%, in finance income, net for the year ended December 31, 2025 as compared to the year ended December 31, 2024, was primarily due to a $1,149,000 gain from foreign exchange currency fluctuations during 2025 as compared to a $182,000 loss from foreign exchange currency during 2024, which was partially offset by a $277,000 decrease in interest income on cash equivalents and bank deposits in 2025 as compared to 2024.

Taxes on income

For the year ended December 31, 2025, we recognized a $382,646 tax expense attributable to taxable temporary differences arising from the excess of the fair value of our digital assets over their tax basis, as compared to $0 for the year ended December 31, 2024.

Net Income (Loss)

For the year ended December 31, 2025, we recognized net income of $1.236 billion, as compared to a net loss of $15,014,000 for the year ended December 31, 2024. Net income for the year ended December 31, 2025 was attributable to a $363.2 million gain on digital assets resulting from increases in the fair value of the digital assets held in our digital asset treasury and a $1.268 billion gain arising from the change in the fair value of the RAIN Option, in each case during the period from the completion of the Private Placement through December 31, 2025. Net loss for the year ended December 31, 2024 was primarily attributable to our operating expenses, partially offset by financial income.

Cash Flows

For the years ended December 31, 2025 and 2024, net cash used in operating activities was $10,416,000 and $13,008,000, respectively. Cash flows from operating activities for the year ended December 31, 2025, reflect net income of $1.236 billion, adjusted for $1.247 billion of non-cash items, which include income from changes in the fair value of the RAIN Option, unrealized income on our digital assets, deferred taxes, income on bank deposits, depreciation and stock-based compensation, as well as a net cash outflow of $815,000 attributable to changes in operating assets and liabilities. Cash flows from operating activities for the year ended December 31, 2024, reflect a net loss of $15,014,000, adjusted for $3,224,000 of non-cash items, which include depreciation, amortization, capital losses, and stock-based compensation, as well as a net cash outflow of $1,218,000 attributable to changes in operating assets and liabilities.

For the year ended December 31, 2025, net cash used in investing activities was $1,323,000, compared to net cash provided by investing activities of $9,059,000 for the year ended December 31, 2024. The decrease in net cash provided by investing activities in 2025, compared to 2024, was primarily attributable to the $19,500,000 purchase of digital assets and $10,001,000 increase in net release of short-term interest-bearing bank deposits, from $6,869,000 in 2024 to $16,870,000 in 2025, partially offset by a decrease of $735,000 in proceeds from the sale of property and equipment and assets classified as held for sale, from $2,293,000 in 2024 to $1,375,000 in 2025.

For the years ended December 31, 2025 and 2024, net cash provided by financing activities was $10,381,000 and $6,454,000, respectively. The increase in cash provided by financing activities for 2025 as compared to 2024 resulted primarily from net proceeds of $7,531,000 from our issuance of ordinary shares in the Private Placement and net proceeds of $2,850,000 from our issuance of ordinary shares under the 2022 ATM Agreement and 2025 ATM Agreement (as defined below) for the 2025 period as compared to net proceeds of $4,416,000 from our issuance of ordinary shares and warrants in the May 2024 Offering (as defined below) and net proceeds of $2,036,000 from our issuance of ordinary shares under the 2022 ATM Agreement in 2024.

5.B. Liquidity and Capital Resources

We have incurred substantial losses from our clinical operations since our inception. We expect to incur losses from our clinical operations for the foreseeable future.

Notwithstanding the absence of revenue from our clinical operations, for the year ended December 31, 2025, we recognized unrealized, non-cash gain of $1.631 billion resulting from increases in the fair value of our digital asset treasury and treasury-related derivative asset during the period from the completion of the Private Placement through December 31, 2025. As a result, as of December 31, 2025, we had retained earnings of $1.1 billion and working capital (current assets less current liabilities) of approximately $1.7 billion.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through the end of 2027. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

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

Other than under our 2025 ATM Agreement (as defined below), we currently do not have any agreements for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity, including under our 2025 ATM Agreement, or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through equity or debt financings, grants from the IIA, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

Lind Note Offering

Securities Purchase Agreement and Note

On March 23, 2026, we entered into a Securities Purchase Agreement (the “Lind Purchase Agreement”) with Lind, providing for the Company’s issuance and sale to, and purchase by, Lind of a Senior Secured Convertible Promissory Note due March 23, 2027 (the “Lind Note”) in the aggregate principal amount of $21.0 million in a private placement (the “Lind Private Placement”) exempt from registration under the Securities Act. The Lind Private Placement closed on March 23, 2026 (the “Lind Closing Date”), on which date Lind paid to the Company an aggregate purchase price of $19.0 million for the Lind Note. After deducing the commitment fee provided for under the Lind Purchase Agreement, we received net proceeds of approximately $18.7 million before offering expenses.

The Lind Note is the senior secured obligation of the Company and ranks equal in right of payment with all of the Company’s existing unsubordinated indebtedness and senior in right of payment with all of the Company’s future indebtedness and equity. The Lind Note does not bear interest other than upon and during the continuance of an event of default, in which case the Lind Note bears interest at the rate of 10.0% per annum. The Lind Note matures on March 23, 2027, unless earlier converted or repaid. The Lind Note is repayable by the Company in nine monthly installments of approximately $2.3 million each (the “Monthly Payment”), commencing on the 90th day following the Lind Closing Date. We may elect to pay a Monthly Payment in cash, plus 4.0% of the amount of such payment, in our ordinary shares, or a combination thereof. If we elect to make any payment in ordinary shares, then such shares (“Repayment Shares”) are valued based on 90% of the five lowest daily volume weighted average prices during the 20 trading days immediately prior to such payment. In certain circumstances, as set forth in the Lind Note, Lind may elect to increase the Monthly Payment to either $3.0 million or $5.0 million; provided that no such increase would increase the aggregate principal amount of the Lind Note. We may not elect to make any repayment in Repayment Shares unless, at the time of such repayment, the Repayment Shares have been registered for resale under the Lind Registration Statement (as defined below) or such shares may be immediately resold by Lind in accordance with Rule 144 promulgated under the Securities Act.

Subject to the satisfaction of certain conditions, we may prepay all, but not less than all, of the then outstanding principal amount of the Lind Note pursuant to the delivery to Lind of an amount equal to 105% of such then outstanding principal amount.

Pursuant to the terms of the Purchase Agreement, we have agreed to file with the SEC, on or prior to the 30th day following the Lind Closing Date, a registration statement (the “Lind Registration Statement”), registering under the Securities Act the resale by Lind of the Repayment Shares and the ordinary shares into which the Lind Note may be converted (the “Conversion Shares” and, together with the Repayment Shares, the “Lind Shares”, and together with the Note, the “Lind Securities”). We have agreed to pay to Lind customary liquidated damages in the event that we fail to timely file the Lind Registration Statement, such Lind Registration Statement is not declared effective by the SEC on or prior to the 90th day following the Lind Closing Date or the Lind Registration Statement is not available for use by Lind for the resale of the Lind Shares.

The Lind Note may be converted into Conversion Shares at an initial conversion price of $2.69175 per share, subject to customary adjustments for stock splits, stock dividends and recapitalizations, as described in the Lind Note. Lind may elect to convert the Lind Note at any time after (i) the earlier to occur of (A) the date on which the Lind Registration Statement is declared effective by the SEC and (B) the date on which Conversion Shares may be immediately resold by Lind under Rule 144 promulgated under the Securities Act without restriction on the number of shares to be sold or manner of sale and (ii) the 90th day following the Lind Closing Date.

The Lind Purchase Agreement and the Lind Note contain (i) customary representations, warranties and agreements by the Company and Lind and (ii) certain restrictive covenants that, among other things, generally limit the ability of the Company to create certain liens, incur certain indebtedness, or enter into certain capital raising transactions involving the forward-pricing of ordinary shares. The foregoing restrictive covenants are subject to a number of exceptions and qualifications, as set forth in the Lind Note and the Lind Purchase Agreement.

The Lind Note provides for customary events of default which include (subject in certain cases to grace and cure periods), among others, the following: nonpayment of principal or interest; breach of covenants or other agreements in the Lind Note and the Lind Purchase Agreement; the failure to have timely filed the Lind Registration Statement, and certain events of bankruptcy. Generally, if an event of default occurs and is continuing under the Lind Note, Lind may require the Company to repurchase the Lind Note at a repurchase price equal to 110% of the outstanding principal amount of the Lind Note, plus accrued and unpaid interest thereon.

We intend to use the net proceeds from the Lind Private Placement for working capital and other general corporate purposes, which may include the repurchase of ordinary shares in accordance with any repurchase program adopted by our Board of Directors.

The Lind Securities have not been registered under the Securities Act, or any state securities laws and were offered pursuant to the exemption from registration provided for under Section 4(a)(2) of the Securities Act. We relied on this exemption from registration based in part on representations made by Lind, including that it is an “accredited investor” as defined Rule 501(a) promulgated under the Securities Act. The Lind Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Security Agreement

To secure our obligations under the Note, on the Closing Date, we and Lind entered into a security agreement (the “Security Agreement”), pursuant to which we granted to Lind a first priority security interest in the Collateral.

November 2025 Private Placement

Securities Purchase Agreement

On November 24, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company sold and issued to the Purchasers, in the Private Placement, an aggregate of 212,000,000 ordinary shares, or pre-funded warrants in lieu thereof (the “Pre-Funded Warrants” and the ordinary shares issuable upon exercise thereof, the “Pre-Funded Warrant Shares”) at a purchase price of $1.00 per share or $0.999 per Pre-Funded Warrant in lieu thereof. The Purchasers paid the applicable purchase price in U.S. dollars, Tether (USDT), or a combination thereof.

Each Pre-Funded Warrant has an exercise price of $0.001 per ordinary share, is immediately exercisable, may be exercised at any time and has no expiration date. The exercise price and the number of Pre-Funded Warrant Shares issuable upon exercise of each Pre-Funded Warrant are subject to appropriate adjustment in the event of certain share dividends, share splits, share combinations or similar events affecting the ordinary shares. The Pre-Funded Warrants may not be exercised if, after giving effect to such exercise, the aggregate number of ordinary shares beneficially owned by the holder thereof (together with its affiliates and certain attribution parties) would exceed a specified beneficial ownership limitation; provided, however, that a holder may increase or decrease such beneficial ownership limitation by giving notice to the Company (with any increase becoming effective only after 61 days), but not to any percentage in excess of 9.99%.

The initial closing of the Private Placement occurred prior to the opening of trading on the Nasdaq Capital Market on November 24, 2025, and the final closing of the Private Placement occurred after the close of trading on the Nasdaq Capital Market on November 24, 2025 (the “Final Closing Date”).

Pursuant to the Securities Purchase Agreement, the Company used substantially all of the net proceeds from the Private Placement to purchase RAIN and for the establishment of the Company’s cryptocurrency and digital assets treasury operations with respect to the Company’s digital asset Treasury Reserve Policy, designed to support its operational needs while aligning its reserve management practices with the development of the RAIN ecosystem, as well as to pay all transaction fees and expenses. Under the Company’s digital asset Treasury Reserve Policy, the Company intends to maintain a portfolio composed primarily of RAIN tokens, together with a complementary allocation to stablecoins and other short-duration digital assets intended to provide liquidity and capital stability.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, indemnification obligations of the Company, other obligations of the parties and termination provisions.

Registration Rights Agreement

In connection with the Private Placement, the Company and the Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”), providing for the registration of the ordinary shares issued in the Private Placement and the Pre-Funded Warrant Shares for resale on a registration statement (the “Resale Registration Statement”) to be filed by the Company with the SEC no later than the 30th calendar day following the Final Closing Date. The Company agreed to use reasonable best efforts to cause the Resale Registration Statement to be declared effective as promptly as possible and to keep the Resale Registration Statement continuously effective until the earlier of (i) the date on which the Purchasers shall have resold or otherwise disposed of all the securities covered thereby, or (ii) the date on which the Securities may be resold by the Purchasers without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 or any other rule of similar effect. The Company filed the Resale Registration Statement with the SEC on December 23, 2024, and it was declared effective by the SEC on January 2, 2026.

Shareholders’ Agreement

On the Final Closing Date, the Company entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) with certain of the Purchasers (the “Shareholders”) in connection with the transactions contemplated by the Securities Purchase Agreement. Pursuant to the Shareholders’ Agreement, the Shareholders agreed that they will not transfer any of the ordinary shares issued in the Private Placement or Pre-Funded Warrant Shares acquired under the Securities Purchase Agreement (the “Restricted Securities”) during the period beginning on the date of the Shareholders’ Agreement and expiring (i) with respect to 20% of the Restricted Securities, on the effective date of the Resale Registration Statement and (ii) with respect to the remaining 80% of the Restricted Securities, ratably on a daily basis over the six-month period commencing on the six-month anniversary of such date, subject to customary permitted transfers to certain affiliates and estate-planning vehicles that agree to be bound by the Shareholders’ Agreement.

In addition, pursuant to the terms of the Shareholders’ Agreement, in consideration of Sobrinia Ltd.’s (“Sobrinia”) efforts in connection with structuring the Company’s digital asset treasury strategy, the Company issued to Sobrinia a five-year warrant to purchase up to an aggregate of 1,750,000 ordinary shares at an exercise price of $1.00 per share (the “Lead Investor Warrants”). The Shareholders’ Agreement also includes certain use-of-proceeds covenants relating to the Company’s digital asset treasury strategy. In addition, each Shareholder undertook to vote its shares in favor of specified amendments to the Company’s articles of association and indemnification arrangements for directors and officers at an extraordinary general meeting of shareholders to be convened following the closing of the Private Placement (and granted an irrevocable proxy to the Company’s chairman to vote such shares in favor of such matters if a Shareholder does not do so). The extraordinary general meeting of shareholders was held on February 10, 2026, and the majority of the Purchasers voted in favor of the foregoing proposals at such meeting.

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

ATM Agreements

2022 ATM Agreement

On December 30, 2022, we entered into an agreement (the “2022 ATM Agreement”) with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which we may elect to sell, but are not obligated to sell, ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. Our offer and sale of ordinary shares under the 2022 ATM Agreement may be made in transactions deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act,  including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. We have agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of ordinary shares under the 2022 ATM Agreement. Any sale of ordinary shares under the 2022 ATM Agreement will be made pursuant to our effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-264561). During 2025, we received aggregate net proceeds of approximately $630,000 from the sale of 480,146 ordinary shares under the 2022 ATM Agreement. On November 11, 2025, we terminated the 2022 ATM Agreement.

2025 ATM Agreement

On November 24, 2025, we entered into an At-The-Market Sales Agreement (the “2025 ATM Agreement”) with BTIG, LLC, (the “BTIG”), pursuant to which we may elect to sell, from time to time, to or through BTIG, ordinary shares having an aggregate offering price of up to $299,553,108. Our offer and sale of ordinary shares under the 2025 ATM Agreement may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, the existing trading market for the ordinary shares, or any other existing trading market in the United States for the ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to BTIG as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. BTIG has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices to sell the ordinary shares pursuant to the 2025 ATM Agreement from time to time, based upon instructions by us, including any price or size limits or other customary parameters or conditions we may impose. We have agreed to pay BTIG an aggregate commission of 3.0% of the gross sales price from each sale of such ordinary shares by BTIG pursuant to the 2025 ATM Agreement and have agreed to customary indemnification and contribution rights in favor of BTIG. Additionally, we have agreed to reimburse BTIG for certain specified expenses in connection with entering into the 2025 ATM Agreement and ongoing sales thereunder. The 2025 ATM Agreement contains customary representations and warranties and conditions to the sale of the ordinary shares thereunder. During 2025, we received aggregate net proceeds of approximately $2,437,000 from the sale of 1,936,660 ordinary shares under the 2025 ATM Agreement

Certain Contractual Obligations

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2025, while others are considered future commitments. Our contractual obligations primarily consist of lease payments. For information regarding our leases, see Item 4.D. “Information on the Company–– Property, Plants and Equipment.” For information regarding our contractual obligations, see Note 11 (Leases) to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

5.D. Trend Information

We are a quality longevity company focused on advancing therapies designed to extend health span and improve quality of life, powered by a prediction markets treasury. As clinical-stage macrophage reprogramming immunotherapy company, it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our financial condition, including our liquidity and capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions. Our results of operations and financial condition may be affected by various trends and factors discussed in Item 3.D. “Risk Factors,” Item 4 “Information on The Company” and elsewhere in this Item 5 “Operating and Financial Review and Prospects.”

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

Derivative Instruments

The Company accounts for derivative instruments in accordance with ASC 815, Derivatives and Hedging. A derivative instrument is recognized as either an asset or a liability in the consolidated balance sheets and is measured at fair value at each reporting date.

A contract is considered a derivative instrument if it (i) has one or more underlyings and one or more notional amounts or payment provisions, (ii) requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts with a similar response to changes in market factors, and (iii) can be net settled or provides for delivery of an asset that is readily convertible to cash.

The Company evaluates all contracts at inception to determine whether they meet the definition of a derivative under ASC 815 and whether they contain embedded features that require bifurcation and separate accounting as derivatives.

Derivative instruments are initially recognized at fair value on the date the Company becomes a party to the contract. Subsequent changes in fair value are recognized in earnings. Derivative assets and liabilities are presented separately in the consolidated balance sheets, unless the Company has a legally enforceable right of offset and intends to settle net.

Changes in fair value are presented in the consolidated statements of operations in accordance with the nature of the underlying risk and the derivative’s designation.

Fair value is determined in accordance with ASC 820, Fair Value Measurement, using observable market data when available and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company classifies derivative instruments within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table lists the names and positions of the current executive officers and directors of the Company. The business address for each of our directors, senior management and executive officers is c/o Enlivex Ltd., 14 Einstein Street, Ness Ziona, Israel 7403618.

Name	Age	Position
Shai Novik, MBA	60	Executive Chairman of the Board
Roger Pomerantz, M.D.	69	Director and Vice Chairman of the Board
Oren Hershkovitz, Ph.D.	49	Chief Executive Officer
Shachar Shlosberger, CPA	49	Chief Financial Officer
Einat Galamidi, M.D.	52	Chief Medical Officer
Abraham (Avri) Havron, Ph.D.	78	Director
Gili Hart, Ph.D.	51	Director
Matteo Renzi	51	Director

Backgrounds of Current Executive Officers and Directors

Shai Novik has served as the Company’s Executive Chairman of the Board of Directors since 2014. Mr. Novik previously founded PROLOR Biotech in 2005 and served as its President until 2013. PROLOR Biotech was listed on the NYSE in 2010 and was sold in 2013, in a $590 million transaction. Mr. Novik executed a strategic partnership with Pfizer for PROLOR’s lead drug product, Ngenla®, and Pfizer continued with the clinical development of two-Phase III trials. Ngenla® recently obtained marketing approvals in 43 countries, including Australia, Canada, Japan, Europe & USA. Mr. Novik is the co-founder and a board member of Sharp Vision, Inc., which is focused on developing and commercializing digital therapeutics for visual impairments. Mr. Novik received his M.B.A. degree, with distinction, from Cornell University.

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

Abraham (Avri) Havron, Ph.D., has served as a director since 2014. Dr. Havron served as the Chief Executive Officer of PROLOR Biotech, Inc. from 2005 through 2013. Dr. Havron is a 45-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories (then, a subsidiary of Serono, later acquired by Merck) from 1980 to 1987, and headed the development of the multiple sclerosis drug REBIF, with current sales of more than Euro 1.0 billion annually. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron’s managerial responsibilities included the co-development of eight biopharmaceuticals currently in the market, including recombinant human growth hormone (BioTropin), recombinant Hepatitis B Vaccine (Bio-Hep-B), recombinant Beta Interferon (REBIF), recombinant human insulin, recombinant long-acting human growth hormone (Ngenla), a botanical burn debridement agent (Nexxobrid) and hyaluronic acid for ophthalmic and orthopedic applications. Dr. Havron earned his Ph.D. in Bio-Organic Chemistry from the Weizmann Institute of Science and served as a Research Fellow at Harvard Medical School, Department of Radiology. Dr. Havron served as a director of Kamada Ltd. (KMDA) from 2010 to 2018, and PamBio Ltd., a private biotech company, from 2016 to 2019. Dr. Havron also currently serves on the board of directors of CollPlant Biotechnologies Ltd. (CLGN), which position he has held since 2016.

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

Matteo Renzi has served as a director since November 2025. Mr. Renzi is the senator for Florence, Italy since 2018, and has served as the leader of Italia Viva, a liberal political party in Italy since its establishment in 2019. Mr. Renzi served as the secretary of the Italian Democratic Party from 2013 to 2018, and served as prime minister of Italy from 2014 to 2016. Mr. Renzi served as mayor of Florence, Italy from 2009 to 2014 and as the President of the province of Florence, Italy from 2004 to 2009. Mr. Renzi holds a degree in law from the University of Florence.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. In addition, there are no family relationships among our executive officers and directors.

6.B. Compensation

The aggregate compensation of all directors and executive officers, including share-based compensation, for the year ended December 31, 2025, was $3,717,627. This amount includes $ 306,768 set aside or accrued to provide pension, severance, education fund, retirement, annual leave and recuperation or similar benefits or expenses, commonly provided by Israeli companies to their employees. This amount does not include any business travel and expenses reimbursed to office holders.

As of December 31, 2025, aggregate options to purchase 1,654,766 ordinary shares outstanding under our Global Share Incentive Plan (2014) (the “2014 Plan”) and Global Share Incentive Plan (2019) (the “2019 Plan”) and 2,157 restricted share units (“RSUs”) outstanding under our 2019 Plan were granted to directors and executive officers. The options have a weighted average exercise price of $6.069 per share.

The aggregate compensation of our five most highly compensated directors and executive officers for the year ended December 31, 2025 (the “Covered Executives”), included cash compensation (salaries or fees, as applicable) of $1,097,083 and $306,768 in amounts set aside or accrued to provide pension, severance, education fund, retirement, annual leave and recuperation or similar benefits or expenses, commonly provided by Israeli companies to their employees (the “Benefits”). These aggregated amounts were allocated to the Covered Executives as follows: of the aggregate cash compensation, 43%, 24%, 16%, 13% and 4% was allocated to our Executive Chairman, Chief Executive Officer, Chief Medical Officer, Chief Financial Officer and Vice Chairman of the Board, respectively, and of the aggregate Benefits, 41%, 31% and 28% was allocated to our Chief Executive Officer, Chief Medical Officer and Chief Financial Officer, respectively. Our Executive Chairman and Vice Chairman of the Board did not receive Benefits in 2025. In addition, the Covered Executives received bonuses in 2025 in the aggregate amount of $1,095,853, which was allocated to the Covered Executives as follows: 95%, 2%, 1% and 2% to our Executive Chairman, Chief Executive Officer, Chief Medical Officer and Chief Financial Officer, respectively. Our Vice Chairman of the Board is not entitled to bonuses. We recorded a non-cash equity-based compensation expense in our financial statements for the year ended December 31, 2025, for options and RSUs granted to our Covered Executives, in the aggregate, of $1,124,730, which was allocated as follows: 71%, 6%, 14%, 5% and 4% to our Executive Chairman, Vice Chairman of the Board, Chief Executive Officer, Chief Medical Officer and Chief Financial Officer, respectively. For information regarding our accounting for share-based compensation arrangements, see Note 14 to our audited consolidated financial statements contained in this Annual Report on Form 20-F.

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

As approved by our shareholders at the 2021 annual general meeting of shareholders, for the year ended December 31, 2025, the non-executive directors (namely, all directors other than our Executive Chairman) were paid an annual fee of NIS 71,435 (approximately $20,694) and a per meeting fee of NIS 3,113(approximately $902 until June 30, 2025, which thereafter increased to an annual fee of NIS 56,237 (approximately $16,292) and a per meeting fee of NIS 2,921 (approximately $846) until June 30, 2026, which amounts will thereafter increase annually by 25% up to the maximum fixed amount payable from time to time by us under the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000.

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

Under our Amended and Restated Articles of Association, the Board must consist of at least five and not more than eleven directors. The Board is currently composed of five members, and includes Mr. Shai Novik, Dr. Abraham (Avri) Havron, Dr. Gili Hart, Dr. Roger Pomerantz and Mr. Matteo Renzi.

Under our Amended and Restated Articles of Association, as amended at our extraordinary general meeting of shareholders held in February 2026, our directors (other than external, if any) are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders beginning in 2026, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, unless the tenure of such director expires earlier pursuant to the Companies Law, or unless removed from office as described below.

Our directors are divided among three classes as follows:

●	the Class I directors, consisting of Mr. Matteo Renzi, will hold office until our annual general meeting of shareholders to be held in 2026;

●	the Class II directors, consisting of Dr. Abraham (Avri) Havron and Dr. Gili Hart, will hold office until our annual general meeting of shareholders to be held in 2027; and

●	the Class III directors, consisting of Mr. Shai Novik and Dr. Roger Pomerantz, will hold office until our annual general meeting of shareholders to be held in 2028.

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

However, pursuant to the Israeli Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel), 2000 (the “Relief Regulations”), if: (i) the company’s shares are dual listed on the TASE and a foreign (non-Israeli) securities exchange which is referenced in the second or third addendum to the Israeli Securities Law, 1968, (the “Israeli Securities Law”), which include, among others, the NASDAQ Capital Market, or are listed solely on a foreign (non-Israeli) securities exchange; (ii) the company does not have a controlling shareholder (as such term is defined in the Companies Law); and (iii) the company satisfies the requirements of the laws in the foreign jurisdiction where the company’s shares are listed, as they apply to companies incorporated in such jurisdiction, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, the board of directors of such company may elect to “opt out” of the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time of appointment of a director all members of the board of directors are of the same gender). In accordance with the Relief Regulations, our Board elected to “opt out” from such requirements of the Companies Law, such that we do not have external directors and must comply with U.S. laws (including the applicable Nasdaq Listing Rules) governing the appointment of independent directors and the composition of the audit committee and compensation committee applicable to domestic U.S. issuers.

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

The audit committee of the Company (the “Audit Committee”) consists of three members, all of whom are independent under the Nasdaq Listing Rules and are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. The members of the Audit Committee are Dr. Avri Havron (as Chairman of the Audit Committee), Dr. Roger Pomerantz and Dr. Gili Hart. The Board of the Company has determined that Dr. Roger Pomerantz is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Listing Rules. All the members of the Audit Committee meet the requirements for financial literacy under the applicable Nasdaq Listing Rules.

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

6.D. Employees

As of December 31, 2025, the Company had 34 full time employees, of whom 26 employees are involved in product development and eight employees provide general and administrative services. All of these employees are located in Israel. In addition, the Company’s former Chief Scientific and Medical Officer provides consulting services on a part-time basis pursuant to a consulting agreement.

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

As of December 31, 2025, options to purchase an aggregate 2,737,576 ordinary shares were issued and outstanding under the 2014 Plan and the 2019 Plan and 2,157 RSUs were issued and outstanding under the 2019 Plan, and 22,260,268 ordinary shares remained available for future issuance under the 2019 Plan. Of such outstanding options, options to purchase an aggregate 2,687,135 ordinary shares were vested as of that date, with a weighted average exercise price of $5.24 per share.

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

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table and the related notes present information with respect to the beneficial ownership of the Company’s ordinary shares as of March 1, 2026, by:

●	each shareholder known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares;

●	each director and executive officer of the Company; and

●	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The percentage of ordinary shares beneficially owned is based on 237,381,498 ordinary shares issued and outstanding as of March 1, 2026.

Ordinary shares of the Company that may be acquired by an individual or group within 60 days of March 1, 2026, pursuant to the exercise of the Company’s outstanding options or warrants or the vesting of outstanding RSUs, are deemed outstanding for the purposes of computing the percentage of ordinary shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of ordinary shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
The Company’s 5% or Greater Shareholders (other than Directors and Executive Officers)
Sobrinia Ltd. (1)	23,785,000	9.99%
Gems Foundation	23,500,000	9.90%
Token Factory (2)	23,785,000	9.99%
Alfa Ltd.	23,000,000	9.69%
UrsaTrading SA	22,000,000	9.27%
SpinCycle Creative Ltd.	21,000,000	8.85%
Heaven Consulting Corp	23,000,000	9.69%
Forestown Trade Limited	21,000,000	8.85%
Tirim Ltd.	18,000,000	7.58%
Directors and Executive Officers
Shai Novik (3)	8,117,734	3.32%
Roger Pomerantz (4)	113,740	*
Oren Hershkovitz (5)	382,855	*
Shachar Shlosberger (6)	58,909	*
Avri Havron (7)	239,105	*
Gili Hart (8)	76,239	*
Matteo Renzi	--	--
Einat Galamidi (9)	83,366	*
All directors and executive officers as a group (8 persons)	9,071,948	3.70%

*	Less than 1%.

(1)	Includes 480,616 ordinary shares issuable under currently exercisable pre-funded warrants. Excludes an aggregate of 2,465,000 ordinary shares issuable under warrants containing a 9.99% beneficial ownership limitation.

(4)	Includes 480,616 ordinary shares issuable under currently exercisable pre-funded warrants. Excludes an aggregate of 215,000 ordinary shares issuable under warrants containing a 9.99% beneficial ownership limitation.

(3)	Includes 6,202,904 RSUs that vest within 60 days from March 1, 2026 and 1,143,717 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 1, 2026, of which 132,979 options expire in December 2033 and have an exercise price of $2.69, 145,238 options expire in December 2033 and have an exercise price of $6.22, 250,000 options expire in May 2030 and have an exercise price of $3.66, 250,000 options expire in May 2031 and have an exercise price of $12.23, and 365,500 options expire in November 2032 and have an exercise price of $5.34.

(4)	Includes 112,500 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 1, 2026, which expire in November 2032 and have an exercise price of $5.967.

(5)	Includes 210,000 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 1, 2026, of which 150,000 options expire in December 2033 and have an exercise price of $8.19 and 60,000 options expire in November 2032 and have an exercise price of $5.34.

(6)	Includes 28,793 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 1, 2026, of which 1,937 options expire in December 31, 2033 and have an exercise price of $2.69, 1,452 options expire in December 31, 2033 and have an exercise price of $2.69, 1,452 options expire in December 31, 2033 and have an exercise price of $6.22, 1,452 options expire in December 31, 2033 and have an exercise price of $10.12, 5,000 options expire in March 2030 and have an exercise price of $4.68, 7,500 options expire in March 2032 and have an exercise price of $5.34. and 10,000 options expire in March 2034 and have an exercise price of $3.21.

(7)	Includes 55,729 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 1, 2026, of which 53,192 options expire in December 2033 and have an exercise price of $2.69 and 2,537 options expire in November 2032 and have exercise price of $5.34.

(8)	Includes 69,027 ordinary shares underlying options currently exercisable or exercisable within 60 days from March 1, 2026, of which 66,490 expire in December 2033 and have an exercise price of $2.69 and 2,537 options expire in November 2032 and have exercise price of $5.34.

(9)	Includes 35,000 ordinary shares underlying options currently exercisable or exercisable within 60 days from December 15, 2025, of which 25,000 options expire in March 2032 and have an exercise price of $5.34 and 10,000 options expire in March 2034 and have an exercise price of $3.21.

Upon the consummation of the Private Placement on November 24, 2025, Gems Foundation, Token Factory, Alfa Ltd., UrsaTrading SA, SpinCycle Creative Ltd., Heaven Consulting Corp, Forestown Trade Limited, Tirim Ltd. beneficially own more than more than 5% of the Company’s outstanding ordinary shares, as set forth in the table above. To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report on Form 20-F, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023. None of our shareholders has different voting rights from other shareholders.

According to our transfer agent, as of March 23, 2026, there were 66 record holders of our ordinary shares, among whom are 20 U.S. resident shareholders of record (including Cede & Co., the nominee of the Depositary Trust Company, which held in the aggregate 26,873,005, or 11.32%, of our outstanding ordinary shares as of such date). The number of record holders in the United States is not representative of the number of beneficial holders nor is it dispositive with respect to where such beneficial holders are resident because many of these ordinary shares are held by brokers or other nominees.

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

Compensation of directors and executive officers

Under the Companies Law, a transaction with an office holder in a public company regarding his or her terms of office and employment should be determined in accordance with a company’s compensation policy. Nonetheless, a company may, under special circumstances, approve the terms of office and employment that are not in line with the approved compensation policy. The following are required for the approval of the terms of office or employment of the officers of a public company:

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

Certain Relationships and Related Party Transactions

The following is a summary description of the material terms of those transactions with related parties to which we are party, and which were in effect since the beginning of the year ended December 31, 2025.

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

Indemnification, Exculpation and Insurance. Our Amended and Restated Articles of Association permit us to exculpate, indemnify and insure each of our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and officers, exculpating them, to the fullest extent permitted by the Companies Law, from liability for monetary or other damages due to, or arising or resulting from, a breach of the duty of care to the Company and undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from certain acts performed by such directors and officers in their capacity as an office holder of the Company, our subsidiaries or affiliates. The indemnification is limited both in terms of amount and coverage. In addition, we have obtained directors’ and officers’ liability insurance with maximum coverage of $10 million in the aggregate for the benefit of the Company and our officers and directors and additional Side A coverage of $40 million in the aggregate for the benefit of our officers and directors. Such directors’ and officers’ liability insurance contains certain standard exclusions.

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

8.B. Significant changes

Except as disclosed elsewhere in this Annual Report on Form 20-F, there have been no other significant changes since December 31, 2025, until the date of the filing of this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Not applicable.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “ENLV” and on the TASE under the symbol “ENLV.” In January 2026, we initiated the process to voluntarily delist our ordinary shares from the TASE. In accordance with applicable Israeli law and the rules of the TASE, the last day the ordinary shares will trade on the TASE is expected to be April 23, 2026, and the ordinary shares are expected to be delisted from the TASE on or about April 26, 2026.

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

Share Capital

Our authorized share capital is NIS 950,000,000 divided into 2,375,000,000 ordinary shares with a nominal value of NIS 0.40 each. Our ordinary shares may be certificated or uncertificated, subject to the Companies Law.

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

The Companies Law provides that an extraordinary general meeting of shareholders may be called by the Board of Directors as it deems fit. In addition, according to Relief Regulations, as a company dual-listed on the TASE and Nasdaq, our Board of Directors is required to convene an extraordinary general meeting of shareholders upon the written request of (i) two or more directors or 25% of the directors then in office, or (ii) one or more shareholders holding, in the aggregate, at least 10% of the Company’s voting rights. However, if U.S. law, as it applies to U.S. issuers, grants the right to demand the convening of an extraordinary general meeting of shareholders to a person holding a percentage interest lower than 10%, then the Board is required to convene an extraordinary general meeting of shareholders upon the written request of (i) two or more directors or 25% of the directors then in office, or (ii) one or more shareholders holding, in the aggregate: (a) 5% of the issued share capital and 1% of the voting rights; or (b) 5% of the voting rights of the Company.

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

Israeli Taxation Considerations

THE FOLLOWING IS A SUMMARY OF THE MATERIAL ISRAELI INCOME TAX LAWS APPLICABLE TO US. THIS SECTION ALSO CONTAINS A DISCUSSION OF MATERIAL ISRAELI INCOME TAX CONSEQUENCES CONCERNING THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. THIS SUMMARY DOES NOT DISCUSS ALL THE ASPECTS OF ISRAELI INCOME TAX LAW THAT MAY BE RELEVANT TO A PARTICULAR INVESTOR IN LIGHT OF HIS OR HER PERSONAL INVESTMENT CIRCUMSTANCES OR TO SOME TYPES OF INVESTORS SUBJECT TO SPECIAL TREATMENT UNDER ISRAELI LAW. EXAMPLES OF THIS KIND OF INVESTOR INCLUDE RESIDENTS OF ISRAEL OR TRADERS IN SECURITIES WHO ARE SUBJECT TO SPECIAL TAX REGIMES NOT COVERED IN THIS DISCUSSION. TO THE EXTENT THAT THE DISCUSSION IS BASED ON NEW TAX LEGISLATION THAT HAS NOT YET BEEN SUBJECT TO JUDICIAL OR ADMINISTRATIVE INTERPRETATION, WE CANNOT ASSURE YOU THAT THE APPROPRIATE TAX AUTHORITIES OR THE COURTS WILL ACCEPT THE VIEWS EXPRESSED IN THIS DISCUSSION. THIS SUMMARY IS BASED ON LAWS AND REGULATIONS IN EFFECT AS OF THE DATE OF THIS ANNUAL REPORT ON FORM 20-F AND DOES NOT TAKE INTO ACCOUNT POSSIBLE FUTURE AMENDMENTS WHICH MAY BE UNDER CONSIDERATION.

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

In addition, under the Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless (1) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (2) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; (3) a shareholder who is an individual and is present in Israel for a period or periods aggregating 183 days or more during a taxable year. In either case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable (subject to the receipt in advance of a valid certificate from the Israeli tax authorities); however, under the Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Treaty does not cover U.S. state or local taxes.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at source at the time of sale.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 721,560 for 2024, 2025 and 2026), will be subject to an additional tax, at the rate of 3% on any taxable income prior to January 1, 2025, and commencing January 1, 2025, at the rate of 3% on active taxable income and 5% on passive taxable income. For this purpose, passive taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. See discussion above under “Israeli Taxation Considerations.” Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary income or loss.

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

For this purpose, passive income generally consists of dividends, interest, certain rents and royalties, annuities and income from certain commodities transactions and from notional principal contracts. Passive assets are those assets that are held for production of passive income or do not produce income at all. Thus, cash will be a passive asset. Goodwill is an active asset to the extent attributable to activities that produce active income. The determination of whether a foreign corporation is a PFIC is a factual determination based on principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Moreover, due to lack of authority and guidance from the IRS and the U.S. Treasury Department, the characterization of RAIN and other digital assets, and transactions involving RAIN and other digital assets, for purposes of the PFIC rules, is uncertain. In addition, because the determination of whether a foreign corporation is a PFIC is made annually, it is subject to change. If we are or become classified as a PFIC while a U.S. Holder holds shares of our stock, we generally will continue to be classified as a PFIC as to that U.S. Holder in later years even if we no longer satisfy the foregoing tests, unless the U.S. Holder makes a “deemed sale” election under the PFIC rules. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the ordinary shares the U.S. Holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the PFIC rules described below.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to certain of the information reporting requirements of the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements. While our officers and directors and are, effective March 18, 2026, required to file insider reports under Section 16(a) of the Exchange Act with respect to their purchase and sale of our ordinary shares, our principal shareholders are exempt from such reporting obligations under Section 16(a) of the Exchange Act, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16(b) of the Exchange Act with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments. Our principal market risk exposure is primarily a result of (i) changes in the market price of RAIN, (ii) foreign currency exchange rate fluctuations and (iii) changes in interest rates. Our market risk exposures, and the manner in which we manage such exposures, may change over time.

RAIN Market Price Risk

In November 2025, the Company established a long-term digital asset treasury strategy using proceeds from the Private Placement, composed primarily of RAIN tokens. The fair value of the Company’s digital asset treasury as of December 31, 2025 was $606.781 million.

In addition, in November 2025, in connection with the establishment of the Company’s digital asset treasury strategy, the Company entered into an agreement with the RAIN Foundation, pursuant to which it obtained the exclusive RAIN Option to purchase up to an aggregate of 278,181,818,181 RAIN tokens, exercisable in whole or in part at the Company’s discretion, at a price of $0.0033 per RAIN token. On December 1, 2025, the Company partially exercised the RAIN Option and acquired 3,030,303,030 RAIN tokens for consideration of $10 million. The fair value of the RAIN Option as of December 31, 2025 was $1.709 billion. On March 23, 2026, the Company partially exercised the RAIN Option to acquire an additional 3,030,303,030 RAIN tokens, for aggregate consideration of $10 million. The RAIN Option was initially in effect until December 1, 2026, and the RAIN Foundation extended the duration of the RAIN Option to December 31, 2027.

For the year ended December 31, 2025, the Company recognized $1.236 billion of net income, attributable an aggregate unrealized, non-cash gain of $1.631 billion, resulting from increases in the fair value of the Company’s digital asset treasury and treasury-related derivative asset during the period from the completion of the Private Placement through December 31, 2025. The market price of RAIN may be highly volatile. Any decline in the market price of RAIN would reduce the value of the Company’s digital asset holdings and the RAIN Option and could materially adversely affect the Company’s financial condition and results of operations in future periods. For additional information, see Notes 6 and 7 to our audited consolidated financial statements contained in this Annual Report on Form 20-F.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS primarily against the U.S. dollar, and vice versa, as our consolidated financial statements are presented in U.S. dollars, whereas a substantial portion of our expenses are denominated in NIS. Our NIS-denominated expenses consist principally of employee compensation and fees paid to subcontractors and consultants for pre-clinical studies, clinical trials and other research and development activities. We anticipate that a substantial portion of our expenses will continue to be denominated in NIS. Our financial position, results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

Our market risk exposure is primarily a result of foreign currency exchange rates. As of December 31, 2025, $591,894 of our net assets (i.e., total assets net of total liabilities) were denominated in NIS while our functional currency is the U.S. dollar. Changes of 5% in the U.S. dollar against the NIS exchange rate would increase or decrease our expenses by $30,000.

As of December 31, 2025, we were not engaged in foreign currency hedging transactions. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currency. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART TWO

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on such evaluation, those officers concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Yarel + Partners, our principal independent registered public accounting firm, as stated in their report that appears herein.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dr. Roger Pomerantz a member of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Yarel + Partners, our principal independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
Audit fees (1)	$174,000	$135,000
Audit related fees	38,000	-
Tax Fees (2)	18,000	17,000
All other fees	-	-
Total	$230,000	$142,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit-related fees relate to assurance and related services that traditionally are performed by the independent auditor including SEC filings, comfort letters, consents and comment letters in connection with regulatory filings.

(2)	Tax fees relate to professional services in connection with tax returns and other tax related services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2025, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares.

On March 15, 2026, our Board of Directors authorized a share repurchase program for up to an aggregate amount of $20 million of the Company’s outstanding ordinary shares, subject to satisfaction of applicable regulatory requirements. Repurchases, if any, may be effected from time to time through open market purchases, including pursuant to a pre-set trading plan meeting the requirements of Rule 10b5-1(c) of the Exchange Act, privately negotiated transactions, pursuant to accelerated share repurchase agreements entered into with one or more counterparties, or otherwise. The timing, number and value of shares to be repurchased, if any, will depend on the market price of the Company’s ordinary shares, general market and economic conditions, and other factors. The Company expects to fund any repurchases (if any) with proceeds from the Lind transaction.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request.

●	Quorum. Under our Amended and Restated Articles of Association and as permitted under the Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or through a voting deed, who hold at least 25% of our voting rights instead of 33 1/3% of the issued share capital required under Nasdaq requirements. At an adjourned meeting, the presence of any two shareholders present in person, by proxy or through a voting deed shall constitute a quorum.

●	Compensation of officers. We follow Israeli law and practice with respect to the approval of officer compensation. While our compensation committee currently complies with the provisions of the Nasdaq Listing Rules relating to composition requirements and Israeli law generally requires that the compensation of the chief executive officer and all other executive officers be approved, or recommended to the board for approval, by the compensation committee (and in certain instances, shareholder approval is required), Israeli law includes relief from compensation committee approval in certain instances. For details regarding the approvals required under the Israeli Companies Law and regulation promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law—Compensation of directors and executive officers.” For details regarding the approvals required under the Israeli Companies Law for the approval of compensation of controlling shareholders, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Disclosure of personal interests of a controlling shareholder and approval of transactions.”

●	Nomination of directors. Israeli law and our Amended and Restated Articles of Association do not require director nominations to be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules. We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which directors are recommended by the board of directors for election by shareholders (other than directors elected by our Board of Directors to fill a vacancy). Our Board of Directors has established a non-independent Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors.

●	Shareholder approval. We may seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law rather than pursuant to Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval would otherwise generally be required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) in a private placement if such equity is issued and sold at below the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the applicable binding agreement; and (y) the average Nasdaq Official Closing Price (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the applicable binding agreement. Under the Israeli Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors. For details regarding the approvals required under the Israeli Companies Law and regulation promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Compensation of directors and executive officers.” For details regarding the approvals required under the Israeli Companies Law for the approval of transactions with and compensation of controlling shareholders, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Disclosure of personal interests of a controlling shareholder and approval of transactions.” For details regarding the approvals required under the Israeli Companies Law and regulations promulgated thereunder for the approval of significant private placements, see Item 7B “Related Party Transactions — Approval of Related Party Transactions under Israeli Law— Significant Private Placements.”

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a policy that governs the trading in our securities by our directors, officers, employees and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and applicable Nasdaq listing standards. A copy of our Insider Trading Policy is included as Exhibit 11.1 to this Annual Report on Form 20-F.

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

Audited Financial Statements

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Amended and Restated Articles of Association of the Company (filed as Exhibit 99.1 to Form 6-K filed on February 5, 2026 (File No. 001-36578), and incorporated herein by reference).

1.2	Certificate of Change of Name filed with the Registrar of Companies in Israel, dated February 10, 2016 (filed as Exhibit 99.1 to Form 6-K filed on February 23, 2026 (File No. 001-36578), and incorporated herein by reference).

2.1*	Description of Ordinary Shares

4.1	Enlivex Therapeutics Ltd. 2014 Global Share Incentive Plan (filed as Exhibit 4.2 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.2	Enlivex Therapeutics Ltd. 2019 Global Share Incentive Plan (filed as Exhibit 4.3 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.3*	Form of Indemnification Agreement

4.4	Agreement between the Company and A.S. Novik, dated as of September 7, 2018 (filed as Exhibit 4.6 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.5	Employment Agreement between the Company and Oren Hershkovitz, dated as of November 16, 2019 (filed as Exhibit 4.8 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.6	Employment Agreement between the Company and Shachar Shlosberger, dated as of May 3, 2016 (filed as Exhibit 4.8 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.7	Consulting Agreement between the Company, Hadasit Medical Research Services and Development and Dror Mevorach, dated as of January 1, 2017 (filed as Exhibit 4.9 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.8	License Agreement between the Company and Tolaren Ltd., dated as of April 30, 2008 (filed as Exhibit 4.10 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.9	License Agreement between the Company, Hadasit Medical Research Services and Development Ltd. And Yissum Research and Development Company Ltd., dated as of March 12, 2006 (filed as Exhibit 4.11 to Form 20-F filed on April 30, 2019 (File No. 001-36578), and incorporated herein by reference).

4.10	Contingent Value Rights Agreement, dated November 19, 2018 (filed as Exhibit 99.2 to Form 6-K filed on November 19, 2018 (File No. 001-36578), and incorporated herein by reference).

4.11†	Research Agreement, between the Company and Cell Generation (C-G) Ltd., dated May 12, 2019 (filed as Exhibit 4.15 to Form 20-F filed April 30, 2020 (File No. 001-36578), and incorporated herein by reference).

4.12	Form of Underwriter Warrant in the February 2021 offering (filed as Exhibit 10.1 to Form 6-K filed on February 12, 2021 (File No. 001-36578), and incorporated herein by reference).

4.13	Securities Purchase Agreement in the May 2024 offering (filed as Exhibit 1.1 to Form 6-K filed on May 29, 2024 (File No. 001-36578), and incorporated herein by reference).

4.14	Form of Series A Warrant in the May 2024 offering (filed as Exhibit 4.1 to Form 6-K filed on May 29, 2024 (File No. 001-36578), and incorporated herein by reference).

4.15	Form of Series B Warrant in the May 2024 offering (filed as Exhibit 4.2 to Form 6-K filed on May 29, 2024 (File No. 001-36578), and incorporated herein by reference).

4.16	Form of Pre-funded Warrant in the May 2024 offering (filed as Exhibit 4.3 to Form 6-K filed on May 29, 2024 (File No. 001-36578), and incorporated herein by reference).

4.17	Form of Series A Placement Agent Warrant in the May 2024 offering (filed as Exhibit 4.4 to Form 6-K filed on May 29, 2024 (File No. 001-36578),and incorporated herein by reference).

4.18	Form of Series B Placement Agent Warrant in the May 2024 offering (filed as Exhibit 4.5 to Form 6-K filed on May 29, 2024 (File No. 001-36578), and incorporated herein by reference).

4.19	Amendment, dated as of effective as of January 1, 2020, to the Consulting Agreement by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd. (filed as Exhibit 4.24 to Form 20-F filed on April 30, 2021 (File No. 001-36578), and incorporated herein by reference).

4.20	Second Amendment to the Consulting Agreement by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd, dated November 4, 2021 (filed as Exhibit 4.25 to Form 20-F filed on April 29, 2022 (File No. 001-36578) and incorporated by reference).

4.21	Third Amendment to the Consulting Agreement, dated November 8, 2024, by and between Enlivex Therapeutics, Ltd. and A.S. Novik Ltd. (filed as Exhibit 4.21 to Form 20-F filed on April 30, 2025 (File No. 001-36578) and incorporated by reference).

4.22	Agreement, dated as of March 31, 2024, by and between Enlivex Therapeutics R&D Ltd. and BioHarvest Ltd. (filed as Exhibit 4.18 to Form 20-F filed on April 30, 2024 (File No. 001-36578), and incorporated herein by reference).

4.23	Amended and Restated Compensation Policy for Company Office Holders (filed as Exhibit 99.1 to Form 6-K/A filed on October 14, 2024 (File No. 001-36578), and incorporated herein by reference).

4.24	Securities Purchase Agreement (filed as Exhibit 10.1 to Form 6-K filed on November 24, 2025 (File No. 001-36578) and incorporated herein by reference).

4.25	Form of Pre-Funded Warrants (filed as Exhibit 4.1 to Form 6-K filed on November 24, 2025 (File No. 001-36578) and incorporated herein by reference).

4.26	Form of Lead Investor Warrants (filed as Exhibit 4.2 to Form 6-K filed on November 24, 2025 (File No. 001-36578) and incorporated herein by reference).

4.27	Form of Registration Rights Agreement (filed as Exhibit 10.2 to Form 6-K filed on November 24, 2025 (File No. 001-36578) and incorporated herein by reference).

4.28	Treasury Management Agreement (filed as Exhibit 10.3 to Form 6-K filed on November 24, 2025 (File No. 001-36578) and incorporated herein by reference).

4.29	Form of Shareholders’ Agreement (filed as Exhibit 10.4 to Form 6-K filed on November 24, 2025 (File No. 001-36578) and incorporated herein by reference).

4.30	At-The-Market Sales Agreement, dated November 24, 2025, by and among Enlivex Therapeutics Ltd. and BTIG, LLC (filed as Exhibit 10.5 to Form 6-K filed on November 24, 2025 (File No. 001-36578), and incorporated herein by reference).

4.31	Securities Purchase Agreement, dated March 23, 2026, by and between Enlivex Ltd. and Lind Global Asset Management XIV LLC (filed as Exhibit 10.1 to Form 6-K filed on March 24, 2026 (File No. 001-36578), and incorporated herein by reference).

4.32	Form of Senior Secured Convertible Promissory Note (filed as Exhibit 10.2 to Form 6-K filed on March 24, 2026 (File No. 001-36578), and incorporated herein by reference).

4.33	Security Agreement, dated March 23, 2026, by and between Enlivex Ltd. and Lind Global Asset Management XIV LLC (filed as Exhibit 10.3 to Form 6-K filed on March 24, 2026 (File No. 001-36578), and incorporated herein by reference).

4.34	Joinder and First Amendment to Asset Management Agreement, dated March 23, 2026, by and among Enlivex Ltd., Elinnovation Labs Ltd. and Lind Global Asset Management XIV LLC (filed as Exhibit 10.4 to Form 6-K filed on March 24, 2026 (File No. 001-36578), and incorporated herein by reference).

8.1*	List of Subsidiaries of Enlivex Therapeutics Ltd.

11.1	Insider Trading Policy (filed as Exhibit 11.1 to Form 20-F filed on April 30, 2025 (File No. 001-36578) and incorporated by reference).

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1+	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2+	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Yarel + Partners

97.1	Enlivex Therapeutics Ltd. Executive Officer Clawback Policy (filed as Exhibit 97.1 to Form 20-F filed on April 30, 2024 (File No. 001-36578), and incorporated herein by reference)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Defeinition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
+	Furnished herewith.
†	Portions of the exhibit have been omitted because such information is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Enlivex Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Enlivex Ltd.

By:	/s/ Oren Hershkovitz
Oren Hershkovitz
Chief Executive Officer

Date: March 25, 2026

ENLIVEX LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

ENLIVEX LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ENLIVEX LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Enlivex Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements).

We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the PCAOB.

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

Fair Value Measurement and Related Disclosures for RAIN Digital Assets and RAIN purchase option

Description of the matter -

The Company holds a significant investment in RAIN digital assets and an option to purchase RAIN digital assets, both measured at fair value under ASC 820.

RAIN is traded across multiple centralized and decentralized trading venues with varying levels of liquidity, transparency, and trading activity. The fair value determination required significant judgment in identifying the principal market, assessing whether that market is active, and determining the appropriate observable price and fair value hierarchy classification. Management used a third-party valuation specialist and external pricing data. This required judgment in evaluating the relevance and reliability of market data, the selection of trading venues, and the valuation methodologies applied.

We identified the fair value measurement of the RAIN digital assets and the RAIN option as a critical audit matter due to the significant auditor judgment required to evaluate the principal market determination, market activity, the use of third-party pricing information, and the resulting fair value measurements and related disclosures.

How we addressed the matter in our audit –

Our audit procedures related to this matter included, among others: evaluating the valuation methodologies used by management and its valuation specialist; testing the completeness and accuracy of market data, including third-party pricing information; assessing management’s identification of the principal market and the Company’s access to that market; evaluating whether observed transactions reflected sufficient frequency and volume to support an active market conclusion; assessing the reasonableness of key assumptions, including market activity, pricing inputs, and volatility; testing the mathematical accuracy of the valuation model.

We involved a valuation specialist to assist in evaluating the methodologies and key assumptions, and in assessing the work of management’s valuation specialist and the pricing data used. We tested controls over valuation methodologies, key assumptions, market data, and fair value measurements, as well as controls over the custody and reconciliation of digital asset balances. We evaluated disclosures related to fair value measurement and risk concentration.

Accrued clinical trial expenses

Description of the matter –

The Company records costs for clinical trial activities based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by contract research organizations and other vendors.

Auditing these accruals is challenging because the information used to estimate services received is obtained from multiple sources, including Company personnel, service providers, and contractual terms.

In addition, determining the nature and level of services received requires judgment, as vendor invoicing patterns may not align with services performed and may be subject to timing difference.

How we addressed the matter in our audit –

We obtained an understanding of, evaluated the design, and tested the operating effectiveness of controls over the Company’s process for recording accrued clinical trial expenses. Our procedures also included reviewing agreements and contract amendments with vendors, evaluating the methods and significant assumptions used to estimate accrued expenses, and recalculating amounts unpaid at the balance sheet date. We confirmed selected accrued balances with third-party service providers. We made inquiries of financial and clinical personnel regarding the status and progress of clinical trials. We compared current estimates to prior estimates and assessed the historical accuracy of management’s estimates. We examined subsequent invoices received and payments made to service providers.

/s/ Yarel + Partners

Yarel + Partners

Certified Public Accountants (Isr.)

Tel-Aviv, Israel

March 24, 2026

We have served as the Company’s auditor since 2013.

ENLIVEX LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	December 31,
	2025	2024

ASSETS
Current Assets
Cash and cash equivalents (note 3)	$1,894	$3,301
Short-term interest-bearing deposits (note 4)	3,861	20,195
Prepaid expenses and other receivables (note 5)	4,361	2,299
Assets classified as held for sale (note 18)	-	198
Digital assets, at fair value (note 6)	24,273	-
Digital assets purchase option (note7)	1,708,789	-
Total Current Assets	1,743,178	25,993

Non-Current Assets
Property and equipment, net (note 8)	361	625
Digital assets, at fair value (note 6)	582,508	-
Other assets (note 9)	951	1,069
Total Non-Current Assets	583,820	1,694
TOTAL ASSETS	$2,326,998	$27,687

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$3,808	$811
Accrued expenses and other liabilities (note 10)	5,213	2,846
Liability classified as held for sale (note 18)	-	142
Total Current Liabilities	9,021	3,799

Non-Current Liabilities
Deferred tax liability	382,646	-
Lease liabilities (note 11)	383	299
Total Non-Current Liabilities	383,029	299

Commitments and Contingent Liabilities (note 12)

TOTAL LIABILITIES	392,050	4,098

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.40 par value: (note 13) Authorized: 500,000,000 and 45,000,000 shares as of December 31, 2025 and 2024, respectively; Issued and outstanding: 237,381,498 and 23,650,989 as of December 31, 2025 and 2024, respectively;	28,730	2,685
Additional paid in capital	796,696	146,910
Accumulated other comprehensive income	1,101	1,101
Retained earnings (accumulated deficit)	1,108,421	(127,107)
TOTAL SHAREHOLDERS’ EQUITY	1,934,948	23,589
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,326,998	$27,687

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023

Revenues	$-	$-	$-

Operating expenses:
Research and development expenses, net (note 19a)	9,204	10,623	19,012
General and administrative expenses (note 19b)	5,796	4,913	6,139
Other expenses (note 19c)	29	352	4,244
	15,029	15,888	29,395

Operating loss	(15,029)	(15,888)	(29,395)

Income on digital assets, net (note 19d)	363,191	-	-
Change in fair value of digital assets purchase option (note 7)	1,268,084	-	-
Finance income, net (note 19e)	1,928	874	327

Income (loss) before taxes on income	1,618,174	(15,014)	(29,068)

Taxes on income (note 15)	382,646	-	-

Net income (loss)	$1,235,528	$(15,014)	$(29,068)
Total comprehensive income (loss)	$1,235,528	$(15,014)	$(29,068)

Basic earnings (loss) per share	$27.04	$(0.73)	$(1.56)
Weighted average number of shares outstanding	45,696,208	20,513,992	18,574,484

Diluted earnings (loss) per share	$25.48	$(0.73)	$(1.56)
Weighted average number of shares outstanding	48,498,891	20,513,992	18,574,484

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional	Accumulated other	Retained earnings
	Number of shares	Share capital	paid in capital	comprehensive income	(accumulated deficit)	Total

JANUARY 1, 2023	18,421,852	2,117	136,648	1,101	(83,025)	56,841

Issuance of shares for cash consideration of $513 net of $153 issuance costs	124,171	15	345	-	-	360
Restricted stock units vested	52,532	5	(5)	-	-	-
Stock based compensation	-	-	1,951	-	-	1,951
Net loss	-	-	-	-	(29,068)	(29,068)

DECEMBER 31, 2023	18,598,555	2,137	138,939	1,101	112,093)	30,084

Issuance of shares for cash consideration of $7,098 net of $646 issuance costs	3,365,014	366	6,086	-	-	6,452
Restricted stock units vested	175,991	19	(19)	-	-	-
Exercise of warrants	1,511,429	163	(161)	-	-	2
Stock based compensation	-	-	2,065	-	-	2,065
Net loss	-	-	-	-	(15,014)	(15,014)

DECEMBER 31, 2024	23,650,989	2,685	146,910	1,101	(127,107)	23,589

Issuance of shares for consideration of $676,329 net of $2,281 issuance costs	212,525,574	25,899	648,149			674,048
Restricted stock units vested	1,204,935	146	(146)			-
Exercise of warrants
Stock based compensation			1,783			1,783
Net income					1,235,528	1,235,528

DECEMBER 31, 2025	237,381,498	$28,730	$796,696	$1,101	$1,108,421	$1,934,948

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net income (loss)	$1,235,528	$(15,014)	$(29,068)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	332	545	835
Unrealized (income) on digital assets	(363,191)	-	-
Income from changes in fair value of digital assets purchase option	(1,268,084)	-	-
Capital gain on sale of property and equipment	(1)	(82)	(20)
(Income) on bank deposits	(536)	(558)	(343)
(Income) loss on assets and liabilities classified as held for sale	29	957	4,244
Non-cash operating lease expenses	263	297	696
Share-based compensation	1,783	2,065	1,951
Deferred taxes	382,646	-	-
Changes in operating assets and liability items:
(Decrease) Increase in prepaid expenses and other receivables	(3,051)	433	608
Increase (decrease) in accounts payable trade	2,997	(16)	(1,121)
Increase (decrease) in accrued expenses and other liabilities	1,075	(1,044)	(350)
Decrease in liability classified as held for sale	-	(327)	(101)
Operating lease liabilities	(206)	(264)	(854)
Net cash used in operating activities	(10,416)	(13,008)	(23,523)

Cash flows from investing activities
Purchase of property and equipment	(68)	(103)	(236)
Proceeds from sale of property and equipment	1	184	133
Proceeds from sale of assets and liabilities classified as held for sale	1,374	2,109	-
Investment in short-term interest-bearing bank deposits	(24,497)	(32,370)	(26,166)
Release of short-term interest-bearing bank deposits	41,367	39,239	301
Purchase of digital assets	(19,500)	-	-
Net cash (used in) provided by investing activities	(1,323)	9,059	(25,968)

Cash flows from financing activities
Proceeds from issuance of shares and warrants, net	10,381	6,452	360
Proceeds from exercise of warrants	-	2	-
Proceeds from exercise of options	-	-	-
Net cash provided by financing activities	10,381	6,454	360

(Decrease) increase in cash, cash equivalents and restricted cash	(1,358)	2,505	(49,131)
Cash, cash equivalents and restricted cash - beginning of year	3,731	1,226	50,357
Cash, cash equivalents and restricted cash - end of year	$2,373	$3,731	$1,226

Non-cash investing and financing transactions:

Issuance of shares and warrants for USDT digital assets	$202,500	$-	$-
Digital assets purchase option	$461,167	$-	$-

Supplemental disclosures of cash flow information:

Cash paid for taxes	$-	$-	$-
Cash received for interest, net	$1,141	$1,475	$1,565

The accompanying notes are an integral part of these consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

a. General

Enlivex Ltd. (formerly known as Enlivex Therapeutics Ltd.) (the “Parent” and, together with its consolidated subsidiaries, “we”, “us”, “our” or the “Company”), incorporated on January 22, 2012 under the laws of the State of Israel, is a longevity therapeutics Company focused on advancing therapies targeting inflammatory conditions associated with aging. The Company is currently focused on the treatment of osteoarthritis as its primary inflammatory indication, utilizing its lead therapeutic candidate, Allocetra™, a macrophage reprogramming therapy designed to restore immune balance and address inflammatory and degenerative conditions associated with aging.

The Company’s activities primarily consist of clinical development, including the conduct and management of clinical studies, regulatory interactions, and related corporate and administrative functions associated with advancing its therapeutic program.

On November 24, 2025, the Company adopted management’s treasury strategy centered on digital assets, primarily the RAIN token and related instruments. RAIN serves as the Company’s primary treasury reserve asset and is associated with a decentralized prediction-markets protocol built on blockchain infrastructure. Through this treasury strategy, the Company aims to provide investors with exposure to the emerging prediction-markets protocol. Management believes that, over time, this treasury strategy may potentially contribute to enhancing long-term shareholder value.

The Company’s ordinary shares, par value of NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on the Nasdaq Capital Market and the Tel Aviv Stock Exchange (the “TASE”). The Company has voluntarily commenced the delisting of the Ordinary Shares from the TASE, and the Company expects that the Ordinary Shares will cease trading on the TASE on or about April 26, 2026.

b.  Digital Asset Treasury Strategy –

The Company has adopted a digital asset treasury strategy under which it holds digital assets, primarily RAIN digital assets, as significant components of its treasury reserves. As of the reporting date, substantially all of the Company’s treasury holdings consist of RAIN and RAIN-related digital assts.

RAIN is a digital asset issued in connection with a decentralized protocol operating on the Arbitrum blockchain.

RAIN functions as a governance and utility token within the protocol’s ecosystem, which is designed to enable the creation and participation in decentralized prediction and options markets. RAIN does not include a native proof-of-stake mechanism or protocol-level staking rewards. Any economic benefits to token holders are derived from governance participation and protocol mechanisms that may affect token supply over time.

The Company holds RAIN for treasury purposes and does not currently engage in short positions, leverage, or other strategies designed to reduce or hedge its net economic exposure to RAIN.

The Company holds its RAIN digital assets with a third-party custodian that provides custody and safeguarding services for digital assets. The custodial wallets are maintained in segregated qualified custodial accounts in the Company’s name.

As of the reporting date, the Company holds its RAIN tokens on a passive, non-yield-generating basis and does not deploy them into third-party protocols or smart contracts.

The Company may, from time to time, utilize a portion of its RAIN holdings for liquidity management purposes or for participation in decentralized finance arrangements. RAIN supplied to third-party protocols would be subject to protocol-specific terms, which may include withdrawal restrictions, lock-up periods, or delays in the ability to access or transfer the tokens.

c. Financial resources

The Company devotes substantially all of its efforts to research and development activities and to raising capital to support such activities. Accordingly, the Company is subject to significant risks and uncertainties, including the risk of not securing additional funding before achieving sustainable operating revenues and profitability.

Since inception, the Company’s research and development activities have required significant capital investment. The Company has historically incurred operating losses and negative operating cash flows and expects to continue to incur operating losses for the foreseeable future.

For the year ended December 31, 2025, the Company recognized significant unrealized gains related to its RAIN digital asset holdings and the Company’s purchase option to acquire additional RAIN tokens (the “RAIN Option”), which resulted in net income for the year ended December 31, 2025 and a positive accumulated earnings balance as of year-end. These gains are primarily non-operating in nature and do not reflect profitability from the Company’s core clinical operating activities.

The Company’s ability to achieve sustainable profitability from operations in the longer term remains dependent on several factors, including: (i) obtaining sufficient financing; (ii) the successful commercialization of its product candidates or the establishment of revenue-generating collaborations; (iii) the success of its research and development activities; (iv) competitive developments within the biotechnology and pharmaceutical industries; and (v) the receipt of required regulatory approvals and market acceptance of its product candidates.

To support its liquidity needs, the Company maintains a portion of its RAIN holdings in an unencumbered and readily available form to meet short-term obligations.

RAIN is traded exclusively in exchange for the USDT stablecoin; therefore, any sale of RAIN by the Company would result in the receipt of USDT, which would then need to be converted into U.S. dollars to obtain cash.

Based on current financial resources and expected expenditures, management and the Board of Directors believe that the Company has sufficient resources to fund its operations for at least twelve months following the date of filing of these financial statements with the SEC.

The Company may, however, seek to raise additional capital during this period, as the Board deems appropriate. The Company intends to finance its operations primarily through equity and equity-linked financing and, in the longer term, through revenues from its product candidates. There can be no assurance that such long-term financing will be available on acceptable terms, or at all.

d. Approval of financial statements

These financial statements were approved by the Board on March 24, 2026.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025 have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Any reference in these notes to applicable guidance refers to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The accompanying consolidated financial statements include the accounts of the Company, Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd., its wholly owned subsidiaries incorporated in Israel, Enlivex Therapeutics Inc., its wholly owned subsidiary incorporated in the State of Delaware and Enlivex Poland Limited Liability Company, its wholly owned subsidiary incorporated in Poland. All intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies described below have been applied on a consistent basis for all years presented.

The financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss. The Company classifies its expenses on the statement of comprehensive income (loss) based on the operating characteristics of such expenses.

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

The following table presents data regarding U.S. dollar exchange rates with respect to the New Israeli Shekel (“NIS”):

	December 31,
	2025	2024	2023

1 U.S. $ =	NIS 3.190	NIS 3.647	NIS 3.627
(Decrease) increase during the year	(12.53)%	0.55%	3.07%

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

During the years 2025, 2024, and 2023, no impairment losses were identified, other than with respect to assets held for sale, see Notes 18 &19c.

Digital Assets

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60), which requires in-scope crypto assets to be measured at fair value with changes recognized in net income each reporting period. The Company adopted this guidance during the year ended December 31, 2025.

The Company evaluated the scope criteria under ASC 350-60 and determined that RAIN qualifies as an in-scope crypto asset. Accordingly, RAIN is measured at fair value in accordance with ASC 820, Fair Value Measurement, defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

RAIN trades across multiple centralized and decentralized venues. In identifying the principal market and assessing whether observable quoted prices were available with sufficient frequency and volume, management relied on market data obtained from Lukka Inc. (“Lukka”), a third-party digital asset pricing service provider. Lukka aggregates observable trading activity across accessible venues and applies its internal methodology to identify the market with the greatest volume and level of activity under ASC 820. The Company engaged an independent third-party valuation specialist to assist in evaluating the reliability of Lukka’s data and methodologies. Management evaluated the competence and objectivity of both Lukka and the valuation specialist and concluded that a principal market for RAIN exists and meets the definition of an active market. Accordingly, the unadjusted quoted price in that market is used to determine fair value, and RAIN is classified within Level 1 of the ASC 820 fair value hierarchy.

Digital assets are classified as current or noncurrent under ASC 210 based on intended holding period and liquidity considerations. The Company applies a first-in, first-out (FIFO) methodology to determine cost basis and realized gains and losses. All realized and unrealized gains and losses are presented within “Income on digital assets, net” in the consolidated statements of operations and comprehensive income (loss).

Purchases and sales of crypto assets are reflected as investing cash flows. Exchanges of RAIN for USDT are treated as non-cash crypto-to-crypto transactions. Digital assets received in connection with share issuances under the Company’s digital asset treasury strategy are presented as non-cash investing and financing activities.

Derivative Instruments

The Company accounts for derivative instruments in accordance with ASC 815, Derivatives and Hedging. A derivative instrument is recognized as either an asset or a liability in the consolidated balance sheets and is measured at fair value at each reporting date.

A contract is considered a derivative instrument if it (i) has one or more underlyings and one or more notional amounts or payment provisions, (ii) requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts with a similar response to changes in market factors, and (iii) can be net settled or provides for delivery of an asset that is readily convertible to cash.

The Company evaluates all contracts at inception to determine whether they meet the definition of a derivative under ASC 815 and whether they contain embedded features that require bifurcation and separate accounting as derivatives.

Derivative instruments are initially recognized at fair value on the date the Company becomes a party to the contract. Subsequent changes in fair value are recognized in earnings. Derivative assets and liabilities are presented separately in the consolidated balance sheets, unless the Company has a legally enforceable right of offset and intends to settle net.

Changes in fair value are presented in the consolidated statements of operations in accordance with the nature of the underlying risk and the derivative’s designation.

Fair value is determined in accordance with ASC 820, Fair Value Measurement, using observable market data when available and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company classifies derivative instruments within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.

Segment reporting

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and for which discrete financial information is available and regularly reviewed by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance.

The Company’s CODM is the Company’s senior executive management, consisting of the Executive Chairman of the Board, the Chief Executive Officer, and the Vice President Medical Officer.

The Company operates in a single operating segment focused on the development of a universal, off-the-shelf cell therapy platform designed to restore the homeostatic state of macrophages for the treatment of inflammatory diseases.

The CODM assesses performance and allocates resources based on the Company’s consolidated net income (loss), as reported in the statement of operations, in conjunction with the Company’s strategic priorities, liquidity position, and expected use of cash. The CODM monitors budget-to-actual results on a consolidated basis on a regular basis to identify deviations from expectations and to support the annual budgeting and forecasting process.

As of December 31, 2025 and 2024, all of the Company’s long-lived assets in the total amount of $938 thousand and $1,153 thousand , respectively, were located in Israel.

As of December 31, 2025, the Company held 75,789,453,031 RAIN tokens, with a fair value of $606,781 thousand, which are custodied through a U.S.-based digital asset custodian.

All required significant segment financial information is included in the consolidated financial statements.

The Company’s holdings of RAIN digital assets and related instruments are managed as part of the Company’s treasury and capital allocation activities and do not constitute a separate operating segment, as they do not generate recurring operating revenues, are not managed as a distinct line of business, and are not separately reviewed by the CODM for purposes of evaluating operating performance or allocating resources.

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

Employee benefits

The Company is required by Israeli law to make severance payments to Israeli employees upon their dismissal or termination of employment in certain circumstances. The Company operates a number of post-employment defined contribution plans. A defined contribution plan is a program that benefits an employee after termination of employment, under which the Company regularly makes fixed payments to a fund administered by a separate and independent entity so that the Company has no legal or constructive obligation to pay additional contributions if such fund does not contain sufficient assets to pay all employees the benefits to which they may be entitled relating to employee service in the current and prior periods. The funds’ assets are not included in the Company’s consolidated balance sheets. The Company operates pension and severance compensation plans subject to Section 14 of the Israeli Severance Pay Law. The plans are funded through payments to insurance companies or pension funds administered by trustees. In accordance with its terms, the plans meet the definition of a defined contribution plan.

Short term employee benefits - Labor laws in Israel entitle every employee to vacation days, paid sick leave and recreation pay, computed annually. The Company recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

Revenue recognition

The Company has not yet generated any revenue from product sales or otherwise.

Research and development expenses, net

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including clinical trials, manufacturing costs, consulting fees and facilities and overhead costs. All costs associated with research and developments are expensed as incurred. As of December 31, 2025 the Company had not yet capitalized development expenses. Costs incurred in purchasing technology assets and intellectual property are charged to research and development expense if the technology has not been conclusively proven to be feasible and has no alternative future use.

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

Patents

The Company expenses all costs associated with patents (including application fees, and the legal and consulting expenses related to making such applications) for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company regularly applies for patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company recorded charges to general and administrative expenses in the accompanying statements of operations and comprehensive income (loss) of approximately $196 thousand, $180 thousand and $391 thousand for the years ended December 31, 2025, 2024 and 2023, respectively, related to patent costs.

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

As the Company is currently engaged primarily in development activities and is not expected to generate taxable income from its development activities in the foreseeable future, the Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2025, the Company had no accruals for uncertain tax positions.

Earnings (loss) per share

Basic earnings (loss) per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year. Diluted earnings (loss) per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential shares in accordance with ASC 260, “Earnings per Share.” The following data show the amounts used in computing earnings (loss) per share and the effect on income (loss):

(in thousands except share and per share data)	Year ended December 31,
	2025	2024	2023
Basic earnings (loss) per share:
Income (loss) from continuing operations	$1,235,528	$(15,014)	$(29,068)

Number of common shares at the beginning of the year	23,650,989	18,598,555	18,421,852
Weighted average number of shares issued	21,747,948	1,528,695	110,249
Weighted average number of stock options exercised	-	-	-
Weighted average number of restricted stock units vested	297,271	72,826	42,383
Weighted average number of warrants exercised	-	313,916	-
Number of shares used in per share computation	45,696,208	20,513,992	18,574,484

Basic earnings (loss) per share	$27.04	$(0.73)	$(1.56)

Effect of dilutive securities:

Number of shares used in basic per share computation	45,696,208	20,513,992	18,574,484
Weighted average number of stock options	-	-	-
Weighted average number of restricted stock units	913,540	-	-
Weighted average number of warrants	1,889,143	-	-
Number of shares used in per share computation	48,498,891	20,513,992	18,574,484

Diluted earnings (loss) per share	$25.48	$(0.73)	$(1.56)

All outstanding restricted stock units, options and warrants for the years ended December 31, 2024 and 2023 have been excluded from the calculation of diluted loss per share because all such securities were anti-dilutive for all such years. For the years ended December 31, 2025, 2024 and 2023, the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted income (loss) per share was 8,415,595, 3,683,488 and 3,144,994, respectively.

Risk Management and Concentration of Digital Asset Exposure

Concentration Risk - As of December 31, 2025, a substantial majority of the Company’s assets consisted of RAIN digital assets and the RAIN Option. Accordingly, the Company is exposed to concentration risk arising from its reliance on a single digital asset. Adverse changes in the market price or liquidity of RAIN would have a direct adverse impact on the Company’s financial position and results of operations. As of December 31, 2025, RAIN digital assets and the RAIN Option represented approximately 99.51% of the Company’s total assets.

Market and Price Risk - The Company is exposed to market price risk related to fluctuations in the quoted market price of RAIN. Changes in market price are recognized in earnings for the period in which they occur. The following table presents a sensitivity analysis that shows the estimated impact hypothetical changes in the market price of RAIN would have had on the Company’s results of operations as of December 31, 2025:

Hypothetical Price Change	Impact on Fair Value (in thousands)
+10%	$264,075
-10%	$(262,198)
+20%	$529,729
-20%	$(522,130)

Liquidity Risk - The Company’s holdings of RAIN are significant relative to average trading volumes of RAIN. While quoted prices are available in the identified principal market, liquidity conditions may vary over time. The Company monitors trading volumes and market activity in assessing liquidity conditions but does not adjust quoted prices for block size in measuring fair value, in accordance with ASC 820.

Valuation Risk - The fair value of RAIN is determined based on observable quoted prices in the principal market. The RAIN Option is measured using a valuation model incorporating market price and expected volatility inputs. Changes in volatility assumptions or market conditions may affect reported fair value measurements.

Stablecoin Exposure - Trading in RAIN is commonly settled in USDT. The Company is therefore indirectly exposed to operational and market risks affecting the related settlement infrastructure. The Company did not hold any USDT as of December 31, 2025.

Custodial Risk - The Company holds its digital assets with third-party custodians in segregated accounts in the Company’s name. The Company evaluates custodial arrangements on an ongoing basis; however, digital assets remain subject to cybersecurity and operational risks inherent in digital asset custody.

Concentrations of credit risk:

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and bank deposits, digital assets held with custodians, and other financial instruments.

Cash and cash equivalents, restricted cash and deposits are invested in major banks in Israel. Such funds in Israel are not insured. Management believes that the financial institutions that hold the Company’s investments are financially sound.

The Company has not experienced any material losses related to these concentrations to date.

The Company had no foreign exchange contracts or any other hedging arrangements as of December 31, 2025.

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

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, deposits, accounts receivable, digital assets, the RAIN Option, accounts payable, accrued liabilities, and lease liability. Fair value estimates of these instruments are made at each reporting period end based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The Company believes that the fair value of the lease liability approximates its carrying value.

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

The Company considers the applicability and impact of all ASUs issued by the FASB. ASUs not listed below have been assessed and determined to be either not applicable or are currently expected to have minimal impact on the Company’s Consolidated Financial Statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU No. 2023-07”), which intends to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU No. 2023-07 on January 1, 2024 retrospectively, and the adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-08, Intangibles — Goodwill and Other (Topic 350): changes to the accounting and disclosure requirements for certain crypto assets. The guidance changes the subsequent measurement of certain crypto assets to fair value, with changes in fair value to be recorded in net income for each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets.

For all entities, this ASU’s amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. The Company adopted ASU 2023-08 as of January 1, 2025, which did not have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to provide enhancements to annual income tax disclosures. The standard requires more detailed information in the rate reconciliation table and for income taxes paid, among other enhancements. The standard is effective for years beginning after December 15, 2024, early adoption is permitted. The Company adopted ASU No. 2023-09 on January 1, 2025 retrospectively, and the adoption did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Effective

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU No. 2024-03”), which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 and may be applied either on a prospective or retrospective basis. The Company is evaluating the impact of the standard on its disclosures.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet, including location of amounts reported in the accompanying consolidated balance sheets, that sum to the total of the same amounts shown in the statement of cash flows.

	December 31,
(in thousands)	2025	2024

Cash held in banks	$1,580	$2,257
Bank deposits with original maturities of three months or less (annual average interest rate 4.2% and 3.16%)	314	1,044
Total cash and cash equivalents	1,894	3,301
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	366	317
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$2,373	$3,731

NOTE 4 – SHORT TERM DEPOSITS

	December 31,
(in thousands)	2025	2024

Bank deposits in U.S. $ (annual average interest rates 4.97% and 5.863%)	$61	$9,259
Bank deposits in NIS (annual average interest rates 4.34% and 4.410%)	3,800	10,936
	$3,861	$20,195

NOTE 5 – PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
(in thousands)	2025	2024

Prepaid expenses	$3,851	$884
Tax authorities	162	68
Receivables on account of assets sold	235	1,234
Others	113	113
	$4,361	$2,299

NOTE 6 – DIGITAL ASSETS

As of December 31, 2025, the Company held RAIN digital assets and the RAIN Option, which are measured at fair value on a recurring basis in accordance with ASC 350-60 and ASC 820.

The following table presents a reconciliation of the Company’s RAIN digital asset holdings:

	December 31,
(in thousands)	2025	2024

Balance at beginning of period	$-	$-
USDT received in connection with share issuances	202,500	-
Sales of USDT	(202,500)	-
Purchase of RAIN digital assets	222,000	-
Unrealized gains upon purchase of RAIN digital assets recognized in earnings	54,195
Partial exercise of RAIN Option	20,462
Commissions to custodian and to asset manager	-	-
Unrealized gains recognized in earnings	310,124	-
Balance at end of period (fair value)	$606,781	$-

	December 31,
(in thousands)	2025	2024
RAIN digital assets – current - 3,030,303,030 tokens	$24,273	$-
RAIN digital assets – noncurrent – 72,759,150,001 tokens	582,508	-
Total RAIN digital assets – 75,789,453,031 tokens	$606,781	$-

As of the December 31, 2025, the Company’s RAIN holdings were not subject to contractual sale restrictions, lock-up provisions, or other transfer limitations.

The following table presents the components of net gains recognized in earnings related to RAIN digital assets:

	Year ended December 31,
(in thousands)	2025	2024	2023

Unrealized gains recognized in earnings	364,319	-	-
Commissions to custodian and to asset manager	(1,128)	-	-
Realized gains (losses) recognized in earnings	-	-	-
	$363,191	$-	$-

From the commencement of the RAIN’s public trading on its primary exchange (BingX) on September 29, 2025 through December 31, 2025, the quoted market price of RAIN on such exchange ranged from approximately $0.0030 to $0.0082 per token. The foregoing period included price volatility and increased trading activity following the Company’s RAIN-related capital transaction in November 2025.

NOTE 7 – DIGITAL ASSETS PURCHASE OPTION

In connection with the Company’s private placement of Ordinary Shares and pre-funded warrants in November 2025 (see Note 13), the Company acquired the RAIN Option, which provides the Company with the right, but not the obligation, to purchase up to 278,181,818,182 RAIN digital tokens at a fixed exercise price of $0.0033 per token over a contractual period of one year that commenced on December 1, 2025. On March 15, 2026, the Company and the RAIN Foundation amended the RAIN Option to extend its expiration from December 1, 2026 to December 31, 2027.

The Company evaluates options and similar contracts related to digital tokens in accordance with ASC 815, Derivatives and Hedging. The Company determined that the RAIN Option meets the definition of a derivative instrument, as it includes an underlying and notional amount, requires minimal initial net investment, and provides for net settlement through delivery of tokens that are readily exchangeable for cash. Accordingly, the RAIN Option is recognized as a derivative asset and measured at fair value upon initial recognition and at each subsequent reporting date, with changes in fair value recognized in earnings.

The fair value of the RAIN Option is determined in accordance with ASC 820, Fair Value Measurement, using a Black-Scholes model. The valuation incorporates observable inputs, including the quoted market price of RAIN and market-based measures of expected volatility derived from historical trading data available as of the measurement date. Although the observable trading history of RAIN had been limited as of the measurement dates, the Company utilized the available market data without significant adjustment or overlay. The valuation also incorporates observable risk-free interest rates based on U.S. Treasury yields.

Because the valuation model incorporates observable inputs other than quoted prices in active markets for identical assets, the RAIN Option is classified within Level 2 of the fair value hierarchy under ASC 820.

Upon exercise of the RAIN Option (in whole or in part), the portion of the derivative asset attributable to the exercised tokens is derecognized. The initial carrying amount of the acquired RAIN tokens equals the sum of (i) the fair value of the derivative at the exercise date attributable to the exercised portion and (ii) the exercise price paid. If any portion of the RAIN Option expires unexercised, any remaining carrying amount of the derivative asset is recognized in earnings.

Accounting for the RAIN Option requires significant management judgment, including the assessment of whether the contract meets the definition of a derivative under ASC 815, the determination of the appropriate valuation model, and the selection of key inputs such as expected volatility. These judgments, including the fair value measurement and classification within the fair value hierarchy, are reassessed at each reporting date in the principal market identified by the Company.

The following assumptions were used in the valuation of the RAIN Option as of the dates indicated. The RAIN market price represents the quoted market price per token at the applicable measurement date:

	December 31,	December 1,	November 24,
	2025	2025	2025
Risk-free interest rate	3.5%	3.6%	3.7%
Expected volatility	184%	215%	108%
RAIN market price (per token)	$0.008006	$0.008120	$0.003659
Remaining contractual term in months	0.92	1.00	1.02

On December 1, 2025, the Company exercised a portion of the RAIN Option and acquired 3,030,302,407 RAIN tokens. Upon partial exercise of the RAIN Option, the portion of the derivative asset attributable to the exercise thereof and acquisition of the underlying tokens was derecognized.

Following this partial exercise, the Company has retained the right to purchase up to 275,151,515,775 additional RAIN tokens under the RAIN Option, which continues to be recognized as a derivative asset at fair value.

The fair value of the remaining RAIN Option is highly sensitive to changes in expected volatility and the market price of RAIN. Changes in these assumptions could result in materially different fair value measurements.

The following table presents a reconciliation of the RAIN Option measured using Level 2 inputs:

	December 31,
(in thousands)	2025	2024

Balance at beginning of period	$-	$-
Fair value upon initial recognition	461,167	-
Change in fair value recognized in earnings	1,268,084	-
Exercised	(20,462)	-
Balance at end of period (fair value)	$1,708,789	$-

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	December 31,
(in thousands)	2025	2024

Cost:
Laboratory equipment	$2,072	$2,094
Computers	525	462
Office furniture & equipment	124	124
Leasehold improvements	947	947
Total cost	3,668	3,627
Accumulated depreciation:
Laboratory equipment	2,052	1,969
Computers	410	328
Office furniture & equipment	49	40
Leasehold improvements	796	665
Total accumulated depreciation	3,307	3,002
Depreciated cost	$361	$625

For the years ended December 31, 2025, 2024 and 2023, depreciation expenses were $332 thousand, $545 thousand and $835 thousand, respectively.

NOTE 9 – OTHER ASSETS

	December 31,
(in thousands)	2025	2024

Restricted cash	$366	$317
Receivables on account of assets sold	-	206
Long term deposit	8	8
Long-term prepaid expenses	-	10
Right-of-Use assets, net	577	528
	$951	$1,069

NOTE 10 – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
(in thousands)	2025	2024

Vacation, convalescence and bonus accruals	$2,728	$1,407
Employees and payroll related	339	279
Short-term operating lease liabilities	258	235
Accrued expenses and other	1,888	925
	$5,213	$2,846

NOTE 11 – LEASES

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

At December 31, 2025, the Company’s operating leases were as follows:

In July 2018, the Company entered into a lease agreement for offices, laboratory space and parking at the Science Park in Ness Ziona, Israel for approximately 420 square meters of space. The lease for this space expired on August 31, 2023, at which time the Company extended the lease for an additional 60-month period.

In October 2020, the Company entered into an additional lease agreement at the Science Park in Ness Ziona, Israel for approximately 421 square meters of space. The lease for this space expired on September 30, 2025, at which time the Company extended the lease for an additional 33-month period.

As of December 31, 2025 the Company was a party to seven vehicle lease agreements. All vehicle lease agreements are for 36 months periods.

	Year ended December 31,
(in thousands)	2025	2024	2023

The components of lease expense were as follows: Operating leases expenses	$316	$324	$863

Cash flow information related to operating leases: Cash used in operating activities	$348	$312	$766

Non-cash activity - Right of use assets obtained in exchange for new operating lease liabilities	$331	$25	$689

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:

	December 31,
(in thousands)	2025	2024
Other assets - ROU assets	$1,108	$1,176
Accumulated amortization	531	648
Operating lease ROU assets, net	$577	$528
Lease liabilities – current - Accounts payable and accrued liabilities	$258	$235
Lease liabilities – noncurrent	383	299
Total operating lease liabilities	$641	$534
Weighted average remaining lease term in years	1.54	2.85
Weighted average annual discount rate	4.9%	8.5%

(in thousands)

Maturities of undiscounted operating lease liabilities as of December 31, 2025, were as follows:

2026	$295
2027	266
2028	188
Total undiscounted lease liability	749
Less: Imputed interest	(108)
Present value of lease liabilities	$641

NOTE 12 – COMMITMENTS AND CONTINGENT LIABILITIES

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

The aggregate contingent obligation payable by the Company to the IIA as of December 31, 2025 was approximately $10 million, which represented the gross amount of grants received by the Company from the IIA, including accrued interest. As of December 31, 2025, the Company had not paid any royalties to the IIA.

b)	Executive Chairman Agreement

On September 7, 2018 the Company entered into an agreement with its Executive Chairman. Pursuant to the agreement, upon termination of the Chairman’s board service, under certain conditions defined in the agreement, the Executive Chairman will be entitled to receive an amount of up to three times his then annual base retainer plus the value of accrued benefits. As of December 31, 2025, no termination liability was accrued or payable.

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

c)	Asset Management Agreement

On November 20, 2025, the Company entered into an asset management agreement (the “Asset Management Agreement”) with Elinnovation Labs Ltd., a company organized under the laws of the State of Israel (the “Asset Manager”). Pursuant to the Asset Management Agreement, the Company appointed the Asset Manager to provide asset management services with respect to cash proceeds from certain securities offerings and other capital the Company may from time to time designate, together with digital assets and other assets acquired with or in respect of such proceeds held in accounts and cryptocurrency wallets controlled by the Company.

As compensation for its services, the Asset Manager is entitled to an annual management fee generally equal to 2% of the total treasury value, calculated on a daily basis. Subject to the terms of the Asset Management Agreement, the Asset Manager is responsible for its own overhead and for the fees and expenses of any custodian, and the Company is obligated to reimburse only certain pre-approved, reasonable and documented out-of-pocket expenses incurred on the Asset Manager’s behalf.

The Asset Management Agreement has an initial term of three years and renews for successive one-year periods unless the Company or the Asset Manager terminates or elects not to continue the Asset Management Agreement in accordance with its terms.

d)	Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes that there were no claims or actions pending against the Company at December 31, 2025 which will have, individually or in the aggregate, a material adverse effect on the Company’s business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business.

NOTE 13 – EQUITY

a)	Ordinary Shares confer upon their holders the right to attend and vote in general shareholders’ meetings, to share in the distribution of dividends if and when declared by the Board and the right to receive assets of the Company upon its liquidation.

b)	On November 24, 2025, the Company completed a private placement (the “Private Placement”) of an aggregate of 210,108,768 Ordinary Shares and 1,891,232 pre-funded warrants to purchase Ordinary Shares (the “Pre-Funded Warrants” and the Ordinary Shares issuable upon exercise thereof, the “Pre-Funded Warrant Shares” and, together with the Shares and the Pre-Funded Warrants, the “Securities”) at a purchase price of $1.00 per Ordinary Share or $0.999 per Pre-Funded Warrant in lieu thereof in accordance with the terms of a securities purchase agreement (the “Securities Purchase Agreement”) entered into on November 24, 2025 by and among the Company and certain accredited investors (the “Purchasers”).

The Company received $212 million in gross proceeds from the Private Placement before deducting fees and offering expenses.

Pursuant to the Securities Purchase Agreement, the Company has agreed to use substantially all of the net proceeds from the Private Placement to purchase RAIN and for the establishment of the Company’s cryptocurrency treasury operations with respect to the Company’s digital asset treasury strategy.

On December 23, 2025 the Company filed with the SEC a registration statement on Form F-3, which was declared effective on January 2, 2026, to register the resale of the Ordinary Shares issued in the Private Placement and the Pre-Funded Warrant Shares.

At the closing of the Private Placement, the Company entered into a Shareholders’ Agreement with the Purchasers, pursuant to which, among other things, the Company issued a certain Purchaser, in consideration of its efforts in connection with structuring the Company’s digital asset treasury strategy, a five-year warrant to purchase up to an aggregate of 1,750,000 Ordinary Shares at an exercise price of $1.00 per share.

Issuance expenses totaled $1,969 thousand.

c)	On November 24, 2025, the Company entered into an At-The-Market Sales Agreement (the “Sales Agreement”), with BTIG, LLC (the “Sales Agent”), pursuant to which the Company may elect, but is not obligated, to sell from time to time to or through the Sales Agent Ordinary Shares having an aggregate offering price of up to $299,553,108. In connection with its entry into the Sales Agreement, the Company terminated its prior “at-the-market” offering program under the ATM Agreement (as defined in (f) below).

If the Company elects to sell any Ordinary Shares under the Sales Agreement, it will pay the Sales Agent, in the aggregate, a total commission equal to 3.0% of the gross sales price per Ordinary Share issued and sold through the Sales Agent.

During 2025, the Company issued and sold an aggregate of 2,416,806 Ordinary Shares under the Sales Agreement, resulting in a gross aggregate offering price of $3,162 thousand at a gross average price per share of $1.22. Issuance expenses totaled $312 thousand.

d)	On May 27, 2024, the Company entered into a securities purchase agreement with a single institutional investor in connection with the issuance and sale by the Company in a registered direct offering (the “2024 Offering”) of (i) 2,060,000 Ordinary Shares, (ii) pre-funded warrants to purchase up to 1,511,429 Ordinary Shares (the “2024 Pre-Funded Warrants”), (iii) Series A warrants to purchase up to 3,571,429 Ordinary Shares (the “Series A Warrants”) and (iv) Series B warrants to purchase up to 3,571,429 Ordinary Shares (the “Series B Warrants” and, together with the Series A Warrants, the “Investor Warrants”), at a combined purchase price of (a) $1.40 per Ordinary Share and the associated Investor Warrants, each to purchase one Ordinary Share, and (b) $1.399 per 2024 Pre-Funded Warrant and the associated Investor Warrants, each to purchase one Ordinary Share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-364561) and related base prospectus and prospectus supplement.

Each Investor Warrant has an exercise price of $1.40 per Ordinary Share and became immediately exercisable upon issuance.

The Series A Warrants expired on October 17, 2025, which was 60 days following the Company’s announcement on August 18, 2025 of the three-month topline data from its multi-country, randomized, controlled, phase I/II trial evaluating AllocetraTM in patients with moderate-to-severe knee osteoarthritis.

The Series B warrants expire upon the earlier of five and one-half years following the issuance date and 60 days following the Company’s public announcement of its filing with the U.S. Food and Drug Administration for approval for AllocetraTM’s osteoarthritis related indication (the “Series B Milestone Event”).

Each 2024 Pre-Funded Warrant had an exercise price of $0.001 per Ordinary Share and became immediately exercisable upon issuance with no expiration date.

H.C. Wainwright & Co. (“Wainwright”) acted as placement agent in connection with the 2024 Offering, and in consideration therefor the Company agreed to register and issue to Wainwright warrants (the “Placement Agent Warrants”) to purchase up to 250,000 Ordinary Shares. The Placement Agent Warrants comprise Series A Warrants to purchase 125,000 Ordinary Shares and Series B Warrants to purchase 125,000 Ordinary Shares, containing the same terms as the Investor Warrants, except that they are exercisable at a price of $1.75 per Ordinary Share, and the Series B Warrants will expire upon the earlier of five years following the commencement of the sale of the securities offered in the 2024 Offering and 60 days following the Series B Milestone Event. The Series A Warrants issued to Wainwright expired on October 17, 2025, as described above.

In addition, the Company agreed to pay Wainwright an aggregate cash fee equal to 7% of the gross proceeds raised in the 2024 Offering, a management fee equal to 1% of the gross proceeds raised in the Offering and $90,950 for various fees and expenses.

The 2024 Offering closed on May 29, 2024 and provided net proceeds of approximately $4.5 million after deducting Wainwright’s fees and other offering expenses.

All 2024 Pre-Funded Warrants were exercised in 2024 for 1,511,429 Ordinary Shares.

e)	During 2024, the Company entered into an investor relations agreement with a third party for monthly cash compensation of $8 thousand and the issuance of 50,000 warrants to purchase Ordinary Shares, of which 25,000 have an exercise price of $3.25 per share and 25,000 have an exercise price of $4.25 per share. The warrants were issued on November 26, 2024, are currently exercisable and expire on February 2, 2027.

f)	On December 30, 2022 the Company entered into an agreement (the “ATM Agreement”), with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which the Company had been able to elect to sell Ordinary Shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents in transactions deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended. The Company had agreed to pay the Agents an aggregate commission of 3% of the gross sales price from each sale of Ordinary Shares under the ATM Agreement.

During 2024 and 2023, the Company issued and sold an aggregate of 1,305,014 and 124,171 Ordinary Shares, respectively, under the ATM Agreement, resulting in a gross aggregate offering price of $2,100 thousand and $513 thousand at a gross average price per share of $1.61 and $4.11, respectively. Issuance expenses totaled $63 thousand and $153 thousand, respectively. The Company terminated the ATM Agreement in November 2025 in connection with entering into the Sales Agreement.

g)	Each of the Company’s outstanding warrants entitles the holder to exercise such warrant for one Ordinary Share and does not confer upon such holder any rights as an ordinary shareholder until such holder exercises such holder’s warrants and acquires the Ordinary Shares.

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

The following table contains additional information concerning warrants activity for the years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2025			2024
	Number of warrants	Weighted average exercise price		Number of warrants	Weighted average exercise price
Outstanding at the beginning of the year	7,645,109		$2.007	202,251	$23.31
Issued	3,641,232		$0.48	8,954,287	$1.19
Exercised	-		$-	(1,511,429)	$0.001
Forfeited and expired	(3,719,179)		$1.46	-	$-
Outstanding and exercisable at year-end	7,567,162	$		7,645,109	$2.007

Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for warrants outstanding at December 31, 2025:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date
160,727	$25.00	February 12, 2021	February 9, 2026
18,774	$25.00	February 17, 2021	February 9, 2026
3,571,429	$1.40	May 29, 2024	November 29, 2029 (i)
125,000	$1.75	May 29, 2024	May 27, 2029 (ii)
25,000	$3.25	November 26, 2024	February 2, 2027
25,000	$4.25	November 26, 2024	February 2, 2027
1,750,000	$1.00	November 24, 2025	November 30, 2030
1,195,616	$0.001	November 24, 2025	None
695,616	$0.001	November 24, 2025	None
7,567,162

(i)	The earlier of (a) November 29, 2029 and (b) the 60th day following the occurrence of the Series B Milestone Event.

(ii)	The earlier of (a) May 27, 2029 and (b) 60 days following the Series B Milestone Event.

NOTE 14 – SHARE-BASED COMPENSATION

a)	Equity Incentive Plan – general

As of December 31, 2025, 25,000,000 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan (the “2019 Plan”), of which 22,260,268 shares were available for future grants.

Options granted under the 2019 Plan generally expire ten years following the date of grant. Upon termination of an award recipient’s employment or other relationship with the Company, restricted shares and options cease vesting and unvested shares and options are forfeited. Forfeited shares and shares underlying forfeited or expired options become available for future grant under the 2019 Plan.

On February 15, 2024, the Board approved the extension of the term of options to purchase Ordinary Shares that had been granted to serving directors, officers and employees of the Company during 2015 through 2019, so that such options expire on December 31, 2033. With respect to the Company’s directors and the CEO, the extension was approved by the Company’s shareholders on November 7, 2024. The Company recorded expenses of $564 thousand with respect to such option term extension.

b)	Stock option information

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model using the following assumptions during the periods indicated:

	Year ended December 31,
	2025	2024	2023
Weighted Average Risk-free interest rate	-	4.21%	4.65%
Dividend yield	-	-	-
Weighted Average Volatility factor	-	89.73%	84.83%
Weighted Average Expected life of the options	-	5	5

The following table contains additional information concerning options granted under the 2019 Plan:

	For the year ended December 31,
	2025		2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	2,898,015	$5.37	2,842,496	$5.63	2,939,434	$5.85
Granted	-	$-	265,000	$3.11	53,192	$3.53
Forfeited and expired	(160,439)	$5.43	(209,481)	$6.05	(150,130)	$9.31
Exercised	-	$-	-	$-	-	$-
Outstanding at end of the year	2,737,576	$5.36	2,898,015	$5.37	2,842,496	$5.63
Exercisable at end of the year	2,687,135	$5.24	2,315,048	$5.46	2,245,993	$5.53

Following is a summary of changes in nonvested options granted:

	For the year ended December 31,
	2025		2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the year	582,967	$4.38	596,503	$5.53	986,005	$6.46
Granted	-	$-	265,000	$3.11	53,192	$3.53
Vested during the year	(490,489)	$4.39	(233,473)	$5.88	(384,203)	$7.35
Forfeited during the year	(42,037)	$3.57	(45,063)	$4.43	(58,491)	$7.16
Balance at end of the year	50,441	$4.93	582,967	$4.38	596,503	$5.53

The weighted-average fair values at grant date of options granted during the years ended December 31, 2024, and 2023 were $2.27 and $3.53, respectively. The Company did not grant any options during the year ended December 31, 2025.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized $536 thousand, $1,407 thousand and $1,470 thousand, respectively, of share-based compensation expense related to stock options. The total unrecognized estimated compensation cost related to non-vested stock options granted until December 31, 2025 was $34 thousand, which is expected to be recognized over a weighted average period of 1.33 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for options outstanding at December 31, 2025:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$1.42	15,000	8.50	$-	3,750
$2.69	90,304	1.18	-	90,304
$2.69	557,738	8.01	-	557,738
$3.21	211,000	8.13	-	211,000
$3.53	26,596	7.84	-	26,596
$3.66	250,000	4.34	-	250,000
$4.68	29,000	4.25	-	29,000
$5.34	144,500	6.25	-	144,500
$5.34	719,440	6.88	-	439,028
$5.97	150,000	6.88	-	112,500
$6.22	41,152	2.00	-	41,152
$6.22	331,626	8.01	-	331,626
$8.19	150,000	8.01	-	150,000
$9.02	40,500	4.87	-	40,500
$10.12	2,421	2.87	-	2,421
$10.12	6,050	8.01	-	6,050
12.23	$250,000	5.41	-	250,000
$21.40	970	8.01	-	970
	2,737,576		$-	2,687,135

The total intrinsic value of options exercised during 2025 was $0.

d)	The following table contains information concerning restricted stock units granted under the 2019 Plan:

	For the year ended December 31,
	2025		2024		2023
	Number of options	Weighted average grant date fair value	Number of options	Weighted average grant date fair value	Number of options	Weighted average grant date fair value
Nonvested at beginning of period	1,234,572	$1.77	621,135	$3.14	157,560	$10.02
Granted	-	$-	825,687	$1.266	529,854	$1.90
Vested)	(1,204,925)	$1.76	(175,991)	$4.06	(52,521)	$10.05
Forfeited	(27,490)	$1.89	(36,259)	$2.75	(13,758)	$9.77
Nonvested at end of period	2,157	$1.41	1,234,572	$1.77	621,135	$3.14

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price if no sales were reported). For the years ended December 31, 2025, 2024 and 2023, the Company recognized $1,247 thousand, $658 thousand and $481 thousand, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of December 31, 2025 was $1 thousand, which is expected to be recognized over a weighted average period of 0.9 years.

e)	The following table summarizes share-based compensation expenses related to grants under the 2019 Plan included in the statements of operations:

	Year ended December 31,
(in thousands)	2025	2024	2023
Research & development	$738	$916	$524
General & administrative	1,045	1,149	1,427
Total	$1,783	$2,065	$1,951

NOTE 15 – TAXES ON INCOME

a.	The Israeli corporate tax rate is 23%.
b.	The Company has not paid income taxes since its incorporation. Tax assessments through the year ended December 31, 2020 are deemed to be final.

c.	The Parent and its subsidiaries are taxed separately.

The Company measures its results for tax purposes in nominal terms in NIS based on financial reporting under Israeli accounting principles; therefore, there are differences between the Company’s taxable income (loss) and income (loss) reflected in these financial statements.

As of December 31, 2025, the Parent had the following domestic net operating loss carryforwards (“NOLs”):

(i)	Approximately $46 million deductible only against sale of assets and/or activities in connection with income generated from its clinical development programs prior to the Company’s merger transaction in March 2019.

(ii)	Approximately $25 million, arising after the Company’s merger transaction in March 2019, deductible from future taxable income.

Under Israeli tax law, gains from the disposition of digital assets, including RAIN tokens, are generally taxed as capital gains upon realization. NOL’s generated from the Company’s activities are not available to offset any such capital gains. Accordingly, such losses cannot be utilized against potential taxable gains arising from the future disposition of the Company’s digital assets.

As of December 31, 2025, Enlivex Therapeutics R&D Ltd. and Enlivex Therapeutics RDO Ltd. had domestic NOL’s amounting to approximately $82 million and $3 million, respectively, deductible from future taxable operating income.

Israeli Domestic NOL’s have no expiration date.

d.	The components of the provision for income taxes are as follows:

	Year ended December 31,
(in thousands)	2025	2024	2023
Current tax – corporate national taxes	$-	$-	$-
Deferred tax	382,646	-	-
Taxes on income	$382,646	$-	$-

e.	A reconciliation between the Company’s effective tax rate and the statutory rate are as follows:

	Year ended December 31,
	2025		2024		2023
	Amount	rate	Amount	rate	Amount	rate
Statutory tax	$372,180	23.00%	$(3,453)	23.00%	$(6,686)	23%
Permanent differences	90	0.01%	(160)	1.06%	(291)	1.00%
Exchange rate differences	8,996	0.55%	54	(0.36)%	880	(3.03)%
Change in valuation allowance	1,380	0.09%	3,559	(23.70)%	6,097	(20.97)%
Effective tax	$382,646	23.65%	$-	-%	$-	-%

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes.

As of December 31, 2025, the Company had provided a full valuation allowance in respect of deferred tax assets. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences related to the Company’s research activity will not be realized for the foreseeable future.

The Company recognized a deferred tax liability related to taxable temporary differences arising from the excess of fair value over tax basis of its digital assets investments in the amount of $382,646.

Components of the Company’s deferred tax liabilities and assets are as follows:

	Year ended December 31,
(in thousands)	2025	2024
Tax assets in respect of:
Accrued employees’ and directors’ compensation	$627	$324
Stock based compensation	2,699	2,289
Research and development expenses	2,241	2,847
Intangible assets	134	137
Loss on disposal group of assets held for sale	-	177
Unrealized gains on digital assets	(382,646)	-
Net loss carryforward	32,972	31,520
Total deferred tax assets	(343,973)	37,294
Less - valuation allowance	(38,673)	(37,294)
Deferred tax liability	$(382,646)	$-

NOTE 16 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES’

Related party balances and transactions, excluding compensation of members of management and the Board, were as follows:

	Year ended December 31,
(in thousands)	2025	2024	2023
Related parties’ R&D services	$-	$26	$862

NOTE 17 – FAIR VALUE HIERARCHY

The Company’s financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2025 and 2024:

	December 31, 2025
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,894	$1,894	$-	$-
Short term deposits	3,861	3,861	-	-
Restricted cash	366	366	-	-
Short term RAIN digital assets	24,272	24,272	-	-
Long term RAIN digital assets	582,508	582,508	-	-
RAIN Option	1,708,789	-	1,708,789	-
Total financial assets	$2,321,690	$612,901	$1,708,789	$-

	December 31, 2024
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,301	$3,301	$-	$-
Short term deposits	20,195	20,195	-	-
Restricted cash	430	430	-	-
Total financial assets	$23,926	$23,926	$-	$-

The expected volatility used in the valuation of the RAIN Option was calculated based on observable historical trading data of RAIN available as of the measurement date. As the observable trading history was limited, the resulting volatility estimate reflects a relatively short observation period. While the Company did not apply significant adjustments or overlays to the historical data, the limited duration of observable trading history may increase the sensitivity of the valuation to changes in the volatility assumption.

Accordingly, the following sensitivity analysis illustrates the impact of reasonably possible changes in expected volatility on the fair value of the RAIN Option.

Change in Volatility	Increase (Decrease) in Fair Value (in thousands)
+10%	$1,912,186
-10%	$(1,507,270)
+20%	$2,117,162
-20%	$(1,308,015)

NOTE 18 – ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

During 2024, the Company decided to dispose of a group of assets consisting of the right of use asset of some of its leased property in Ness Ziona, the leasehold improvements installed in the property and certain laboratory equipment; therefore, such long-lived assets were classified as held for sale. As of December 31, 2024, the Company had identified a potential purchaser and negotiated a potential transaction to sell these assets, the transaction was completed in the first quarter of 2025.

On September 19, 2021, the Company entered into a lease agreement for a manufacturing plant space in Yavne, Israel for the purpose of manufacturing AllocetraTM to support ongoing clinical trials. The lease provided for a term of 60 months with options for two successive 60-month extensions. The Company completed construction on the manufacturing plant in 2022. During 2023, the Company announced a strategic reprioritization plan, which included the sale of the plant and leasehold improvements installed in the plant and certain laboratory equipment. The group of assets and liabilities was classified as held for sale as of December 31, 2023 and was sold during 2024.

NOTE 19 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Research and development expenses – net

	Year ended December 31,
(in thousands)	2025	2024	2023
Payroll and related expenses	$3,306	$3,078	$5,265
Research and development services	3,520	5,039	9,853
Materials	782	553	1,880
Share Based Compensation	738	916	524
Depreciation	282	497	802
Other	576	540	911
	9,204	10,623	19,235
Israel Innovation Authority participation in research and development costs and royalties payable	-	-	(223)
	$9,204	$10,623	$19,012

b.	General and administrative expenses

	Year ended December 31,
(in thousands)	2025	2024	2023
Payroll expenses	$859	$831	$912
Compensation to directors	1,670	1,216	887
Professional fees	1,644	1,029	969
Office maintenance and office expenses	111	105	906
Insurance	281	351	567
Share Based Compensation	1,045	1,149	1,427
Other	186	232	471
	$5,796	$4,913	$6,139

c.	Other expenses (income)

	Year ended December 31,
(in thousands)	2025	2024	2023
Loss on disposal group of assets held for sale	$29	$957	$4,244
Income from cancelation of uncertain tax position	-	(605)	-
	$29	$352	$4,244

d.	Income on digital assets, net

	Year ended December 31,
(in thousands)	2025	2024	2023
Unrealized gain on digital assets	$364,319	$-	$-
Commissions to custodian and to asset manager	(1,128)	-	-
	$363,191	$-	$-

e.	Finance income (expenses), net

	Year ended December 31,
(in thousands)	2025	2024	2023
Interest income	$792	$1,069	$1,565
Exchange differences, net	1,149	(182)	(1,224)
Bank commissions and other expenses	(13)	(13)	(14)
	$1,928	$874	$327)

NOTE 20 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Management has evaluated these events in accordance with ASC 855, Subsequent Events, and concluded that these events represent non-recognized subsequent events and, accordingly, have been disclosed but not reflected in the consolidated financial statements:

1.	In January 2026, the company announced its voluntarily delisting of Ordinary Shares from trading on the TASE to promote U.S.-based trading and reduce administrative costs of dual listing. In accordance with applicable Israeli law and the rules of the TASE, the last day the Ordinary Shares will trade on the TASE is expected to be April 23, 2026, and the Ordinary Shares are expected to be delisted from the TASE on or about April 26, 2026

2.	On February 3, 2026, the Company’s shareholders approved an increase in the Company’s authorized share capital from NIS 200,000,000, divided into 500,000,000 Ordinary Shares with a nominal value of NIS 0.40 each, to NIS 950,000,000, divided into 2,375,000,000 Ordinary Shares with a nominal value of NIS 0.40 each.

3.	On February 3, 2026, the Company’s shareholders approved a resolution empowering the Company’s Board of Directors (the “Board”), subject to the discretion of the Board, to effect a reverse share split of the Ordinary Shares at a ratio ranging from 1-for-2 to 1-for-20, with the final ratio and effective date to be subject to the discretion of the Board, at any date within 12 months following the resolution approval date.

4.	On February 10, 2026, the Company changed its corporate name from Enlivex Therapeutics Ltd. to Enlivex Ltd.

5.	On March 15, 2026 the Board of Directors approved a share repurchase program authorizing the repurchase of up to $20 million of Ordinary Shares. Repurchases under the program may be made from time to time in the open market or in privately negotiated transactions, subject to applicable law and market conditions.

6.	On March 15, 2026, the Company and the RAIN Foundation executed an amendment to the RAIN Option, which extended the expiration date of the RAIN Option from December 1, 2026 to December 31, 2027.

7.	On March 23, 2026, the Company entered into a securities purchase agreement for the issuance and sale of a $21 million convertible promissory note in exchange for $19 million in funding. The note is secured by certain of the Company assets, including a portion of the Company’s RAIN digital asset holdings, and may be converted into Ordinary Shares.

8.	On March 23, 2026, the Company partially exercised the RAIN Option to acquire 3,030,303,030 RAIN tokens from the remaining option balance at the contractual exercise price of $0.0033 per token, for total cash consideration of $10 million. The remaining portion of the RAIN Option continues to be outstanding.